Form 20-F
period 2017-12-31
Despegar.com, Corp.
filed 2018-04-24
CIK 1703141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38209

Despegar.com, Corp.

(Exact Name of Registrant as Specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Telephone: +54 11 4894-3500

(Address of principal executive offices)

Juan Pablo Alvarado, General Counsel

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Telephone: +54 11 4894-3500

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2017	69,097,610 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

iii

PART I

INTRODUCTION

Unless the context suggests otherwise, references in this Annual Report to “Despegar,” the “Company,” “we” “us” and “our” are to Despegar.com, Corp., a business company incorporated in the British Virgin Islands (“BVI”), and its consolidated subsidiaries. Unless the context suggests otherwise, references to “Latin America” are to South America, Mexico, Central America and the Caribbean (except in the case of certain industry information from Euromonitor travel research for Latin America; as set forth below).

We were formed as a new business company in BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares of Decolar.com, Inc. for ordinary shares of Despegar.com, Corp. to create a new BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp. The audited consolidated financial statements as of December 31, 2017 and 2016, and for the three years ended December 31, 2017 to the extent related to the events and periods prior to May 3, 2017, included in this Annual Report are the consolidated financial statements of Decolar.com, Inc., which is our predecessor for accounting purposes, and other information contained in this Annual Report related to events and periods prior to May 3, 2017 is based on Decolar.com, Inc.

Financial Statements

The financial information contained in this Annual Report derives from our audited consolidated financial statements as of December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017, 2016 and 2015. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in dollars.

Non-GAAP Financial Measures

This Annual Report includes certain references to Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation. See “Item 3. Key Information —A. Selected Financial Data — Other Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income / (loss). Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

Market Data

This Annual Report includes industry, market and competitive position data and forecasts that we have derived from independent consultant reports, publicly available information, industry publications, official government information and other third-party sources, including Euromonitor International, and GSM Association, as well as our internal data and estimates. Independent consultant reports, industry publications and other published sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although we believe that this information is reliable, the information has not been independently verified by us.

Certain data included in this Annual Report related to the Latin American travel industry and the Latin American online travel market includes the purchase of hotel and other travel products (such as airlines, car rentals, lodging and attractions) by inbound travelers traveling to Latin America, as well as corporate travel. Our customer base, however, is primarily comprised of consumers from Latin America traveling for leisure domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Additionally, Euromonitor travel research for Latin America only includes the following countries: Mexico, Brazil, Chile, Argentina, Colombia, Peru, Venezuela and Ecuador. Market data related solely to the travel trends of Latin American consumers is limited. As a result, certain market data included in this Annual Report is being provided to investors to give a general sense of the trends of our industry but such market data does not capture the travel trends of only our targeted customers. Accordingly, investors should not place undue reliance on the market information in this Annual Report.

Information sourced to Euromonitor is from independent industry research carried out by Euromonitor International Limited as part of its annual Passport research. Euromonitor makes no warranties about the fitness of this intelligence for investment decisions.

Certain Operating Measures

This Annual Report includes certain references to number of transactions and gross bookings, both operating measures. Number of transactions is the total number of customer orders completed on our platform during a given period. Gross bookings is the aggregate purchase price of all travel products booked by our customers through our platform during a given period. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Business Metrics.”

Currency Presentation

In this Annual Report, references to “dollars” and “$” are to the currency of the United States, references to “Brazilian real,” “Brazilian reais” and “R$” are to the currency of Brazil and references to “Argentine pesos” and “AR$” are to the currency of Argentina. See “Item 10. Additional Information — Exchange Controls” for information regarding historical exchange rates of Brazilian reais and Argentine pesos to dollars.

Rounding

Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations or percentages of the figures that precede them.

Trademarks

Our key trademarks are “Despegar.com,” “Decolar.com” and “Decolar.com.br.” Other trademarks or service marks appearing in this Annual Report are the property of their respective holders. Solely for the convenience of the reader, we refer to our brands in this Annual Report without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Forward-Looking Statements

This Annual Report includes forward-looking statements, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company––Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including:

•	political, social and macroeconomic conditions in Latin America;

•	currency exchange rates and inflation;

•	current competition and the emergence of new market participants in our industry;

•	government regulation;

•	our expectations regarding the continued growth of internet usage and e-commerce in Latin America;

•	failure to maintain and enhance our brand recognition;

•	our ability to maintain and expand our supplier relationships;

•	our reliance on technology;

•	the growth in the usage of mobile devices and our ability to successfully monetize this usage;

•	our ability to attract, train and retain executives and other qualified employees;

•	our ability to successfully implement our growth strategies; and

•	the other factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in this Annual Report.

We operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Annual Report because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this Annual Report might not occur or come into existence and forward-looking statements are thus not guarantees of future performance. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this Annual Report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected historical consolidated financial and other operating data should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

We derived the selected income statement, balance sheet and cash flow data as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 from our audited consolidated financial statements which are included elsewhere in this Annual Report. We derived the selected balance sheet data as of December 31, 2015 from our audited consolidated financial statements which are not included in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP in dollars. Our historical results do not necessarily indicate results expected for any future period.

Selected Income Statement Data

	Year Ended December 31,
	2017	2016	2015
	(in thousands, except per share data)
Revenue
Air	$241,015	$205,721	$219,817
Packages, Hotels and Other Travel Products	282,925	205,441	201,894

Total revenue	523,940	411,162	421,711
Cost of revenue	142,479	126,675	154,213

Gross profit	381,461	284,487	267,498
Operating expenses
Selling and marketing	166,288	121,466	170,149
General and administrative	72,626	64,683	78,181
Technology and product development	71,308	63,251	73,535

Total operating expenses	310,222	249,400	321,865

	Year Ended December 31,
	2017	2016	2015
	(in thousands, except per share data)
Operating income / (loss)	71,239	35,087	(54,367)
Financial income	2,389	8,327	10,797
Financial expense	(19,268)	(15,079)	(23,702)

Income / (loss) before income taxes	54,360	28,335	(67,272)
Income tax expense	11,994	10,538	18,004

Net income / (loss)	$42,366	$17,797	$(85,276)

Earnings / (loss) per share:
Basic	0.69	0.30	(1.49)

Diluted	0.69	0.30	(1.49)

Weighted average shares outstanding:
Basic	61,457	58,518	57,078
Diluted	61,548	58,609	57,186

Selected Balance Sheet Data

	As of December 31,
	2017	2016	2015
	(in thousands, except share data)
Cash and cash equivalents(1)	$371,013	$75,968	$102,116
Total assets	738,694	353,710	348,215
Total liabilities	520,736	435,973	431,348

Total shareholders’ equity/(deficit) attributable to Despegar	217,958	(82,263)	(83,133)
Common stock	253,535	6	6
Number of Shares	69,097	58,518	58,518

(1)	Excludes restricted cash and cash equivalents. See note 4 of our audited consolidated financial statements.

Other Financial and Operating Data

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Operational
Number of transactions
By country
Brazil	3,713	2,924	3,620
Argentina	2,264	1,798	1,787
Other	3,079	2,490	2,298

Total	9,056	7,212	7,705
By segment
Air	5,285	4,250	4,385
Packages, Hotels and Other Travel Products	3,771	2,963	3,320

Total	9,056	7,212	7,705
Gross bookings	$4,454,548	$3,260,234	$3,596,260
Financial
Adjusted EBITDA (unaudited)	$89,354	$48,585	$(39,067)

Number of Transactions

The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with customers in each of Brazil, Argentina and the other countries in which we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.

Gross Bookings

Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by our customers through our platform during a given period. We generate substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers for transactions through our platform, and, as a result, we monitor gross bookings as an important indicator of our ability to generate revenue.

Adjusted EBITDA

We define Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation.

We believe that Adjusted EBITDA, a non-GAAP financial measure, provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the online travel industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on our results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•	Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income / (loss).

The table below provides a reconciliation of our net income / (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Net income / (loss)	$42,366	$17,797	$(85,276)
Add (deduct):
Financial expense / (income), net	17,879	6,752	12,905
Income tax expense	11,994	10,538	18,004
Depreciation expense	5,075	5,089	5,152
Amortization of intangible assets	8,751	7,835	9,287
Share-based compensation expense	4,289	574	861

Adjusted EBITDA	$89,354	$48,585	$(39,067)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this Annual Report. We also may face additional risks and uncertainties that are not presently known to us, or that as of the date of this Annual Report we deem immaterial, which may impair our business, financial condition and results of operations. If any of these events occur, the trading price of our ordinary shares could decline. In general, you take more risk when you invest in the securities of issuers with operations in emerging markets such as Latin American countries than when you invest in the securities of issuers in the United States and other developed markets. The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including those described in “Forward-Looking Statements.”

Risks Related to Our Business

We are subject to the risks generally associated with doing business in Latin America.

Our business serves the Latin American travel industry and substantially all of our revenue is derived in Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have significant revenue from Brazil and Argentina as well as other Latin American countries: in 2017, Brazil accounted for 41% of our transactions and Argentina accounted for 25%. As a result, we are subject to the risks generally associated with doing business in the region, including:

•	political, social and macroeconomic instability;

•	cycles of severe economic downturns;

•	currency devaluations and fluctuations;

•	periods of high inflation;

•	availability, quality and level of usage of the internet and e-commerce;

•	high levels of credit risk, fraud and lack of secure payment methods;

•	uncertainty or changes in governmental regulation, including applicable to travel services operations and internet and e-commerce services;

•	uncertainty or changes in tax laws and regulations;

•	limited access to financing, both for companies and for consumers;

•	exchange and capital controls;

•	limited infrastructure, including in the travel and technology sectors;

•	adverse labor conditions and difficulties in hiring, training and retaining qualified personnel;

•	the challenges of doing business across a region with multiple languages, different currencies and regulatory regimes that varies from country to country; and

•	the impact of adverse global conditions in the region.

Any of these risks could have a material adverse effect on our business, financial condition and results of operations. For more information, see “—Risks Related to Latin America.”

General declines or disruptions in the travel industry may adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•	terrorist attacks or threats of terrorist attacks or wars;

•	fluctuations in currency exchange rates;

•	health-related risks, such as an outbreak of the Zika virus, H1N1 influenza, Ebola virus, yellow fever, avian flu or any other serious contagious diseases;

•	increased prices in the airline ticketing, hotel, or other travel-related sectors;

•	significant changes in oil prices;

•	travel-related strikes or labor unrest, bankruptcies or liquidations;

•	travel-related accidents or the grounding of aircraft due to safety concerns;

•	political unrest;

•	high levels of crime;

•	natural disasters or severe weather conditions, including volcanic eruptions, hurricanes, flooding or earthquakes;

•	changes in immigration policy; and

•	travel restrictions or other security procedures implemented in connection with any major events, particularly those that affect travel by Latin Americans within their respective countries, across the region and outbound from the region to the rest of the world.

We could be severely and adversely affected by declines or disruptions in the travel industry and, in many cases, have little or no control over the occurrence of such events. Such events could result in a decrease in demand for our travel services. Any decrease in demand, depending on the scope and duration, could significantly and adversely affect our business and financial performance over the short and long term.

Our business and results of operations may be adversely affected by macroeconomic conditions.

Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

General adverse economic conditions, including the possibility of recessionary conditions in Latin America or a worldwide economic slowdown, would adversely impact our business, financial condition and results of operations. Past weakness and uncertainty in the global economy and in Latin America have negatively impacted consumer spending patterns and demand for travel services and may continue to do so in the future. For example, consumer spending patterns and demand for travel services were negatively impacted by the 2008-2009 global financial crisis that arose in the United States, as well as the recession in Brazil of 2015-2016 and the Argentine financial crisis of 2001-2002 and recession of 2016.

As an intermediary in the travel industry, a significant portion of our revenue is affected by prices charged by our travel suppliers. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue, including our consumer fee-based income. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions decline globally or in Latin America, our business, financial condition and results of operations could be adversely impacted.

We are exposed to fluctuations in currency exchange rates.

Because we conduct our business outside the United States and receive almost all of our revenue in currencies other than the dollar, but report our results in dollars, we face exposure to adverse movements in currency exchange rates. The currencies of certain countries where we operate, including Brazil and Argentina, have historically experienced significant devaluations. For example, in December 2015, the Argentine government let the Argentine peso float freely, after several years of controlling foreign exchange rates, resulting in a significant devaluation. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into dollars upon consolidation. If the dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will typically result in increased revenue and operating expenses, and our revenue and operating expenses will typically decrease if the dollar strengthens. Moreover, if the dollar strengthens against the foreign currencies of countries in which we operate, the purchasing power of our customers from those countries could be negatively affected by potentially increased prices in local currencies, and we could experience a reduction in the demand for our travel services.

Additionally, foreign exchange exposure also arises from pre-pay transactions, where we accept upfront payments for bookings in the customer’s home currency, but payment to the hotel is not due until after the customer checks out, and is paid by us in the hotel’s home currency. We are therefore exposed to foreign exchange risk between the time of the initial reservation and the time when the hotel is paid.

We minimize our foreign currency exposures by managing natural hedges, netting our current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes. Additionally, from time to time we enter into derivative transactions. However, depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our consolidated financial statements and financial condition.

We have incurred operating losses in the past and may experience earnings declines or net losses in the future.

We have incurred operating losses in the past, though in the years ended December 31, 2017 and 2016 we had positive net income. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our ability to remain profitable depends on various factors, including our ability to generate additional transaction volume and revenue and control our costs and expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report, and we may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If our costs and expenses increase at a more rapid rate than our revenue, we may not be able to sustain profitability and may incur losses.

If we are unable to maintain or increase consumer traffic to our sites and our conversion rates, our business and results of operations would be harmed.

Our ability to generate revenue depends, in part, on our ability to attract consumers to our platform. If we fail to maintain or increase consumer traffic and our conversion rates, our ability to grow our revenue could be negatively affected. We expect that our efforts to maintain or increase traffic are likely to include, among other things, significant increases to our marketing expenditures. We cannot assure you that any increases in our expenses will be successful in generating additional consumer traffic.

There are many factors that could negatively affect user retention, growth, and engagement, including if:

•	we fail to offer compelling products;

•	users increasingly engage with competing products instead of ours;

•	we fail to introduce new and exciting products and services or those we introduce are poorly received;

•	our websites or mobile apps fail to operate effectively on the iOS and Android mobile operating systems;

•	we do not provide a compelling user experience;

•	we are unable to combat spam or other hostile or inappropriate usage on our products, or if our anti-fraud measures are too conservative and we reject too many bona fide transactions;

•	there are changes in user sentiment about the quality or usefulness of our existing products;

•	there are concerns about the privacy implications, safety, or security of our products;

•	our suppliers decide to discontinue the offering of their products through our platform;

•	technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

•	we fail to provide adequate service to our customers and suppliers;

•	we or other companies in our industry are the subject of adverse media reports or other negative publicity; or

•	we do not maintain our brand image or our reputation is damaged.

Any decrease to user retention, growth, or engagement could render our products less attractive to consumers and would seriously harm our business.

We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations.

The travel market in Latin America and worldwide is intensely competitive and rapidly evolving. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility, consumer payment options and reliability. We currently compete with both established and emerging providers of travel services and products, including regional offline travel agency chains and tour operators, global OTAs with presence in Latin America and smaller, country-specific online and offline travel agencies and tour operators. In addition, our customers have the option to book travel directly with airlines, hotels and other travel service providers who are increasingly focused on further refining their online offerings. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. In addition, we face price competition from new entrants that offer discounted rates and other incentives from time to time, as well as social media channels that market travel products and experiences. Some of our competitors have significantly greater financial and other resources than us. From time to time we may be required to reduce service fees and revenue margins in order to compete effectively and maintain or gain customers, brand awareness and supplier relationships.

Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete effectively, our business, financial condition and results of operations may be adversely affected.

Some travel suppliers are seeking to decrease their reliance on distribution intermediaries like us by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors which may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels or other competitors, our business could be materially and adversely affected.

If we are unable to maintain existing, and establish new, arrangements with travel suppliers, our business may be adversely affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines, global distribution system (GDS), service providers, hotels, hotel consolidators and destination services companies, car rental companies, bus operators, cruise companies and travel assistance providers, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, the hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us exclusively by affiliates of Expedia and Expedia is the preferred provider to us of hotel and other lodging products in Latin America pursuant to a lodging outsourcing agreement (the “Expedia Outsourcing Agreement”). In the event the Expedia Outsourcing Agreement is terminated, we may be required to pay a $125.0 million termination fee. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party — Relationship with Expedia.” Adverse changes in key arrangements with our suppliers, including an inability of any key travel supplier to fulfill its payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, American Airlines discontinued our access to its inventory from July 2013 to March 2016, until a mutually satisfactory settlement was reached and American Airlines resumed supplying us with airline tickets.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. We cannot assure you that our agreements or arrangements with our travel suppliers or travel-related service providers will continue or that our travel suppliers or travel-related service providers will not further reduce commissions, terminate our contracts, make their products or services unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business, financial condition and results of operations.

We rely on the value of our brands, and any failure to maintain or enhance consumer awareness of our brands could adversely affect our business and results of operations.

We believe continued investment in our brand is critical to retain and expand our business. We believe that our brands are well recognized in the Latin American travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining the value of our brands to enable us to compete against increased spending by competitors and to allow us to expand into new services or increase our penetration in certain markets where our brands are less well known.

We cannot assure you that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business, financial condition and results of operations.

We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could adversely affect our business.

We depend on the use of sophisticated information technology and systems, for search and reservation for airline tickets, hotels, and any of the other products that we offer on our platform, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to improve services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, mobile apps, transaction processing systems and network infrastructure to meet consumer requirements or emerging industry standards, comply with government regulation or prevent fraud or security breaches. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Some of our airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other compensation they pay to us for the sale of airline tickets and this could adversely affect our business and results of operations.

In our air business, we generate revenue through commissions and incentive payments from airline suppliers (including our GDS service providers) and service fees charged to our customers. Our airline suppliers (including our GDS service providers) may reduce or eliminate the commissions, incentive payments or other compensation they pay to us. To the extent any of our airline suppliers (including our GDS service providers) reduce or eliminate the commissions, incentive payments or other compensation they pay to us, our revenue may be reduced unless we are able to adequately mitigate such reduction by increasing the service fee we charge to our customers or increasing our transaction volume in a sustainable manner. However, any increase in service fees may also result in a loss of potential customers. In addition, our arrangement with the airlines that supply airline tickets to us may limit the amount of service fee that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the Latin American travel industry causes us to have to reduce or eliminate our service fees.

Our business and results of operations could be adversely affected if one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations.

As we are an intermediary in the travel industry, a substantial portion of our revenue is affected by the prices charged by our suppliers, including airlines, GDS service providers, hotels, destination service providers, car rental suppliers, tour operators, supply aggregators (such as other OTAs), cruise operators, bus service providers and travel assistance providers, and the volume of products offered by our suppliers. As a result, if one or more of our major suppliers suffers a deterioration in its financial condition or restructures its operations, it could adversely affect our business, financial condition and results of operations. Accordingly, our business may be negatively affected by adverse changes in the markets in which our suppliers operate.

In particular, as a substantial portion of our revenue depends on our sales of airline flights, we could be adversely affected by changes in the airline industry, including consolidation or bankruptcies and liquidations, and in many cases, we will have no control over such changes. Any consolidation in the airline industry in the future would result in fewer airlines with potentially more bargaining power with respect to the commissions and incentive payments or other fees they pay to intermediaries. Events or weaknesses specific to the airline industry that could negatively affect our business include air fare fluctuations, airport, airspace and landing fee increases, seat capacity constraints, removal of destinations or flight routes, travel-related strikes or labor unrest, imposition of taxes or surcharges by regulatory authorities and fuel price volatility. While decreases in prices for flights and other travel products generally increase demand, such price decreases generally also have a negative effect on the commissions we earn, particularly in our non-flight business, which is more dependent on commissions than our flight business. The overall effect of a price increase or decrease is therefore uncertain.

In the past several years, several major airlines have filed for bankruptcy, recently exited bankruptcy, or discussed publicly the risk of bankruptcy. In addition, some of these airlines have merged, or discussed merging, with other airlines. If one of our major airline suppliers merges or consolidates with, or is acquired by, another company that either does not participate in the GDS systems we use, or that participates in such systems but at substantially lower levels, the surviving company may elect not to make supply available to us or may elect to do so at lower levels than the previous supplier. Similarly, in the event that one of our major airline suppliers voluntarily or involuntarily declares bankruptcy and is subsequently unable to successfully emerge from bankruptcy, and we are unable to replace such supplier, our business would be adversely affected. Further consolidation of one or more of the major airlines could result in further capacity reductions, a reduction in the number of airline tickets available for booking on our website and increased air fares, which may have a negative impact on demand for travel products.

We are subject to payments-related fraud risks.

We are held liable for accepting fraudulent bookings on our platform and other bookings for which payment is successfully disputed by the cardholder, both of which lead to the reversal of payments received by us for such bookings (referred to as a “chargeback”). Our results of operations may be negatively affected by our acceptance of fraudulent bookings made using credit cards, as occurred in 2015, when there was an increase in fraud in the Latin American travel industry, particularly in Brazil. In the fourth quarter of 2015, we experienced an increase in attempted fraudulent transactions in Brazil, resulting in both the first quarter of 2016 and the fourth quarter of 2015 in an increase in fraud expense in the form of chargebacks. We also experienced a decrease in gross bookings in both quarters, as we imposed more restrictive anti-fraud protocol in response to the uptick in fraudulent transactions that resulted in more rejections of legitimate transactions. Our ability to detect and combat fraud, which has become increasingly common and sophisticated, may be negatively impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including smartphones, tablets and other mobile devices, and our expansion, including into geographies with a history of elevated fraudulent activity. If we are unable to effectively combat fraud on our platform or if we otherwise experience increased levels of chargebacks, our results of operations could be materially adversely affected.

We have agreements with companies that process customer credit and debit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. These agreements allow these processing companies, under certain conditions, to hold an amount of our cash (referred to as a “holdback”) or require us to otherwise post security equal to a portion of bookings that have been processed by such companies. These processing companies may be entitled to a holdback or suspension of processing services upon the occurrence of specified events, including material adverse changes in our financial condition. Moreover, there can be no assurances that the rates we pay for the processing of customer credit and debit card transactions will not increase, which could reduce our revenue thereby adversely affecting our business and financial performance.

Moreover, credit card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants which process and accept credit cards and include the Payment Card Industry Data Security Standards (“PCI DSS”). Under these rules, we are required to adopt and implement internal controls over the use, storage and security of card data. We are currently PCI DSS certified and in compliance with PCI DSS. We assess our compliance with PCI DSS rules on a periodic basis and make necessary improvements to our internal controls as needed. Failure to comply may prevent us from processing or accepting credit cards.

In addition, when onboarding suppliers to our platform, we may fail to identify falsified or stolen supplier credentials, which may result in fraudulent bookings or unauthorized access to personal or confidential information of users of our websites and mobile applications. A fraudulent supplier scheme could also result in negative publicity and damage to our reputation, and could cause users of our websites and mobile applications to lose confidence in the quality of our services. Any of these events would have a negative effect on the value of our brands, which could have an adverse impact on our financial performance.

Any system interruption, security breaches or lack of sufficient redundancy in our information systems may harm our businesses.

We rely on information technology systems, including the internet and third-party hosted services, to support a variety of business processes including booking transactions, and activities and to store sensitive data, including our proprietary business information and that of our suppliers, personally identifiable information and other information of our customers and employees and data with respect to invoicing and the collection of payments, accounting and procurement activities. In addition, we rely on our information technology systems to process financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal, and tax requirements. The risk of a cybersecurity-related attack, intrusion, or disruption, including by criminal organizations, hacktivists, foreign governments, and terrorists, is persistent. We have experienced and may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling orders or providing services to third parties. Interruptions of this nature could include security intrusions and attacks on our systems for fraud or service interruption. Significant interruptions, outages or delays in our internal systems, or systems of third parties that we rely upon—including multiple co-location providers for data centers, cloud computing providers for application hosting, and network access providers—and network access, or deterioration in the performance of such systems, would impair our ability to process transactions, decrease our quality of service that we can offer to our customers, damage our reputation and brands, increase our costs and/or cause losses.

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. We devote significant resources to network security, monitoring and testing, employee training, and other security measures, but we cannot assure you that these measures will prevent all possible security breaches or attacks. A party, whether internal or external, that is able to circumvent our security systems could misappropriate customer or employee information, proprietary information or other business and financial data or cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyberinsurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance. For example, in 2014, hackers breached our system security and accessed credit card information from customers who had made purchases through our platform, representing approximately 663,000 unique credit card numbers.

In addition, we cannot assure you that our backup systems or contingency plans will sustain critical aspects of our operations or business processes in all circumstances, many other systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact or interrupt computer or communications systems or business processes at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing services to our customers and/or third parties for a significant period of time. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

Our ability to attract, train and retain executives and other qualified employees, particularly highly-skilled IT professionals, is critical to our business and future growth.

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and skilled personnel, particularly personnel with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. Competition for these personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate, train, retain, motivate and manage sufficiently qualified personnel. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

In addition, we compete for talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, among others, and there is a limited pool of individuals who have the skills and training needed to help us grow our company. High attrition rates of qualified personnel could have an adverse effect on our ability to expand our business, as well as cause us to incur greater personnel expenses and training costs.

Moreover, while we sometimes require our senior management to sign non-compete agreements, typically for a period of one year following termination, we cannot assure you that our former employees will not compete with us in the future. In addition, these non-compete agreements may be difficult to enforce in certain Latin-American jurisdictions.

We rely on third-party systems and service providers and any disruption or adverse change in their businesses could have a material adverse effect on our business.

We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various channel managing systems and reservation systems used by other suppliers, as well as other technologies used by payment gateway providers. In particular, we rely on third parties for:

•	the hosting of our websites;

•	certain software underlying our technology platform;

•	transportation ticketing agencies to issue transportation tickets and travel assistance products, confirmations and deliveries;

•	third-party local tour operators to deliver on-site services to our packaged-tour customers;

•	assistance in conducting searches for airfares and process air ticket bookings;

•	processing hotel reservations for hotels not connected to our management system;

•	processing credit card, debit card and net banking payments;

•	providing computer infrastructure critical to our business; and

•	providing customer relationship management (CRM) services.

Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business. Further, the information provided to us by certain of these third-party systems may not always be accurate due to either technical glitches or human error, and we may incur monetary and/or reputational loss as a result.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an adequate alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business. Any security breach at one of these companies could also affect our customers and harm our business.

We rely on banks or payment processors to collect payments from customers and facilitate payments to suppliers, and changes to credit card association fees, rules or practices may adversely affect our business.

We rely on banks or payment processors to process collections and payments, and we pay a fee for this service. In the countries where we operate, the number of processors is limited so there is little or no competition among processors. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards.

For certain payment methods, including credit cards, we pay transaction and other fees, which may increase over time and raise our operating costs, lowering profitability. We rely on third parties to provide payment processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us. If we fail to comply with these third-party servicers’ rules or requirements, or if our data security systems are breached or compromised (similar to the increase in fraud attempts we experienced in the fourth quarter of 2015 in Brazil), we may be liable for chargebacks, credit card issuing banks’ costs, fines and higher transaction fees and we may lose our ability to accept credit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments. If any of these situations were to occur, our business and results of operations could be adversely affected.

Our business depends on the availability of credit cards and financing options for consumers.

Our business is highly dependent on the availability of credit cards and financing options for consumers. In 2017, 2016 and 2015, substantially all our net sales were derived from payments effected through credit cards. Moreover, approximately 55% of transactions in the year ended December 31, 2017 were paid by installment, using credit cards. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Latin America, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a significant portion of the population in such countries. The provision of credit cards and other consumer financing depends on the product offerings at local and regional banks operating in the countries we serve. In the past, banking systems in Latin America have suffered disruptions and significantly limited availability and increased cost of consumer credit. Banks may also change their product offerings that they provide to consumers, or may change the availability or costs of such products, due to credit, regulations or other reasons beyond our control. For example, Argentina recently enacted regulations requiring vendors to disclose to customers the full price of items purchased by installment plan, including implicit financing costs. Furthermore, in Argentina, the rules that govern the credit card business provide for variable caps on the interest rates that financial entities may charge clients and the fees that they may charge merchants. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high.

We rely on various banks to provide financing to our customers who elect to use an installment plan payment option. Some of our competitors also offer installment plans and may offer installment plans with more attractive terms. If we are not able to offer a competitive selection of installment plan financing at competitive rates, our business and results of operations could be adversely affected. Moreover, our agreements with local banks allow us to offer installment payment plans without assuming collection risk from the customer and receive payment in full (provided we choose not to factor such installment payments). We cannot assure you that local banks will not change their credit practices in the future. If our arrangements with local banks are impaired or terminated, our business and results of operations could be adversely affected.

Furthermore, as secure methods of payment for e-commerce transactions have not been widely adopted in certain emerging markets, consumers and other merchants may have relatively low confidence in the integrity of e-commerce transactions and remote payment mechanisms, which may have a material and adverse effect on our business prospects or limit our growth.

Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.

We increasingly utilize internet search engines such as Google, principally through the purchase of travel-related keywords, to generate a significant portion of the traffic to our websites. Search engines frequently update and change the algorithms that determine the placement and display of results of a user’s search. It is possible that any such update could negatively affect us or may negatively affect us relative to our competitors. We have developed search engine management tools to bid more efficiently on portfolios of travel-related keywords and we have a search engine management team dedicated to reviewing the return of investment of all biddings.

In addition, a significant amount of traffic is directed to our websites through participation in pay-per-click and display advertising campaigns on search engines, including Google, and travel metasearch engines, including TripAdvisor and Trivago. A search or metasearch engine could, for competitive or other purposes, adopt emerging technologies, such as voice, or alter its search algorithms or results, any of which could cause us to place lower in search query results, or exclude our website from the search query results. If a major search engine changes its algorithms or results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic-generating arrangements in a negative manner, this may have a material and adverse effect on our business and financial performance. In addition, certain metasearch engines have added or may add various forms of direct or assisted booking functionality to their sites. To the extent such functionality is promoted at the expense of traditional paid listings, this may reduce the amount of traffic to our websites or those of our affiliates.

Changes in internet browser functionality could result in a decrease in our overall revenue.

Some of our services and marketing activities rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns, to better understand our users’ preferences and to detect and prevent fraudulent activity. Users can block or delete cookies through their browsers or “adblocking” software or apps. The most common internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. Increased use of methods, software or apps that block cookies, or diminished interest of users resulting from our use of such marketing activities, may adversely affect our business, financial condition and results of operations.

Our business depends on the continued growth of e-commerce and the availability and reliability of the internet in Latin America.

The market for e-commerce is developing in Latin America. Our future revenue depends substantially on Latin American consumers’ widespread acceptance and use of the internet as a way to conduct commerce. The use of and interest in the internet (particularly as a way to conduct commerce) has grown rapidly since our inception and we cannot assure you that this acceptance, interest and use will continue. For us to grow our user base successfully, more consumers must accept and use new ways of conducting business and exchanging information.

The price of personal computers and/or mobile devices and internet access may limit our potential growth in countries with low levels of internet penetration and/or high levels of poverty. In addition, the infrastructure for the internet may not be able to support continued growth in the number of internet users, their frequency of use or their bandwidth requirements.

The internet could lose its viability due to delays in telecommunications technological developments, or due to increased government regulation. If telecommunications services change or are not sufficiently available to support the internet, response times would be slower, which would adversely affect use of the internet and our service in particular. Moreover, lack of investment in mobile infrastructure in Latin America may limit the expansion of our mobile business, which is one of our key growth strategies.

Growth of e-commerce transactions in Latin America may be impeded by the lack of secure payment methods.

As secure methods of payment for e-commerce transactions have not been widely adopted in Latin America, both consumers and merchants may have a relatively low confidence level in the integrity of e-commerce transactions. Consumer confidence can be adversely affected by incidents of fraud and security breaches, including generally in the marketplace, which is beyond our control. Moreover, although we are PCI DSS certified, most of our suppliers with which we share information are not. The continued growth of e-commerce in the region will depend on consumers’ confidence in the safety of online payment methods.

Our future success depends on our ability to expand and adapt our operations in a cost-effective and timely manner.

We plan to continue to expand our operations by developing and promoting new and complementary services and increasing our penetration in our markets. Moreover, we expect our customer base to expand as income levels and access to internet and banking services, such as credit card issuances, increase in Latin America. We may not succeed at expanding our operations in a cost-effective or timely manner, and our expansion efforts may not have the same or greater overall market acceptance as our current services. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brands. To expand our operations we will also need to spend significant amounts on development, operations and other resources, and this may place a strain on our management, financial and operational resources. Similarly, a lack of market acceptance of these services or our inability to generate satisfactory revenue from any expanded services to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in implementing our growth strategies.

Our growth strategies involve expanding our service and product offerings, enhancing our service platforms and potentially pursuing acquisitions or other strategic opportunities.

Our success in implementing our growth strategies could be affected by:

•	our ability to attract customers in a cost-effective manner, including in markets where we have lower brand awareness or operational history;

•	our ability to improve the competitiveness of our product offerings including by expanding the number of suppliers and negotiating fares and rates with existing and potential suppliers;

•	our ability to market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to compete effectively with existing and new entrants to the Latin American travel industry;

•	our ability to expand and promote our mobile platform and make it user-friendly;

•	our ability to build required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in Latin America) and continued growth in demand for travel services, particularly online;

•	the growth of the internet and mobile technology as a medium for commerce in Latin America; and

•	changes in the regulatory environments where we operate.

Many of these factors are beyond our control and we cannot assure you that we will succeed in implementing our strategies. Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenue and profitability.

Acquisitions could present risks and disrupt our ongoing business.

We may seek to undertake strategic acquisitions in the future. We have not undertaken significant acquisitions in the past, and we cannot assure you that we will be successful in identifying opportunities and consummating acquisitions on favorable terms or at all. Depending on the size and timing of an acquisition, we may be required to raise future financing to consummate the acquisition. Moreover, even if we are able to consummate a transaction, acquisitions may involve significant risks and uncertainties, including distraction of management from current operations, difficulties in integration with our existing business and technology, greater than expected liabilities and expenses, inadequate return on capital, and unidentified issues not discovered in our pre-acquisition investigations and evaluations of those strategies and acquisitions.

If we continue to grow, we may not be able to appropriately manage the increased size of our business.

We have experienced significant expansion in recent years and anticipate that further expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, significant demands on management and our operational and financial resources.

We must constantly improve our software, technology infrastructure, product offering and human resources to accommodate the increased use of our website. This upgrade process is expensive, and the increasing complexity and enhancement of our website result in higher costs. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume or the increased complexity of our website could materially harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users’ experiences with our services and delays in reporting accurate financial information. Furthermore, we may need to enter into relationships with various strategic partners and other third-party service providers necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenue and operating margins.

Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Internet regulation in the countries where we operate is scarce, and several legal issues related to the internet are uncertain.

Most of the countries where we operate do not have specific laws governing the liability of e-commerce business intermediaries, such as ourselves, for fraud, intellectual property infringement or other illegal activities committed by individual users or third-party infringing content hosted on a provider’s servers. This legal uncertainty allows for different judges or courts to decide very similar claims in different ways and establish contradictory case law.

In addition, we are subject to a variety of laws, decrees and regulations across the countries where we operate that affect e-commerce, electronic or mobile payments, information requirements for internet providers, data collection, data protection, privacy, anti-money laundering, taxation (including VAT or sales tax collection obligations), obligations to provide certain information to certain authorities about transactions which are processed through our platforms or about our users and those regulations applicable to consumer protection and businesses in general. However, it is not clear how existing laws governing issues such as general commercial activities, property ownership, copyrights and other intellectual property issues, taxation (including tax laws that require us to provide certain information about transactions consummated through our platforms or about our users) and personal privacy apply to online businesses. Many of these laws were adopted before the internet was available and, as a result, do not contemplate or address the unique issues of the internet.

Moreover, due to these areas of legal uncertainty, and the increasing popularity and use of the internet and other online services, it is possible that new laws and regulations will be adopted with respect to the internet or other online services. If laws relating to these issues are enacted, they may have a material adverse effect on our business, results of operation and financial condition.

We are subject to laws relating to the collection, use, storage and transfer of personally identifiable information about our users, especially financial information. Several jurisdictions have regulations in this area, and other jurisdictions are considering imposing additional restrictions or regulations. If we violate these laws, which in many cases apply not only to third-party transactions but also to international transfers of information or transfers of information to third parties with which we have commercial relations, we could be subject to significant penalties and negative publicity, which would adversely affect us.

Because our services are accessible worldwide, other foreign jurisdictions may claim that we are required to comply with their laws. Laws regulating internet companies outside of the Latin American jurisdictions where we operate may be more restrictive to us than those in Latin America. In order to comply with these laws, we may have to change our business practices or restrict our services. We could be subject to penalties ranging from criminal prosecution, significant fines or outright bans on our services for failure to comply with foreign laws.

We process, store and use personal information, card payment information and other consumer data, which subjects us to risks stemming from possible failure to comply with governmental regulation and other legal obligations.

We acquire personal or confidential information from users of our website and mobile applications. There are numerous laws regarding privacy and the storing, sharing, use, processing, transfer, disclosure and protection of personal information, card payment information and other consumer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the practices of the company. Any failure or perceived failure by us, or our service providers, to comply with the privacy policies, privacy-related obligations to users or other third parties, or privacy related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information, payment card information or other consumer data, may result in governmental enforcement actions, litigation or public statements against the company by consumer advocacy groups or others and could cause our customers and members to lose trust in the company, as well as subject us to bank fines, penalties or increased transaction costs, all of which could have an adverse effect on our business.

The regulatory framework for privacy issues is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny. Countries in Latin America are increasingly implementing new privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

Application of existing tax laws or regulations are subject to interpretation by taxing authorities.

The application of income and non-income tax laws and regulations to our products and services is subject to interpretation by the applicable taxing authorities across the multiple jurisdictions in which we operate our business. For example, in Brazil we are subject to corporate income tax (IRPJ), social contribution on net profits (CSLL), social contribution on total revenue (PIS and COFINS), withholding taxes, and a municipal tax on services (ISS). In Argentina, we are subject to income tax, value added tax, and turnover tax. In both countries, we are subject to transfer pricing rules applicable to cross-border operations with related parties or parties in tax havens or subject to privileged fiscal regimes. These taxing authorities may become more aggressive in their interpretation and/or enforcement of such laws and regulations over time, as governments are increasingly focused on ways to increase revenue. This may contribute to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, financial condition and results of operations.

While we believe we currently comply in all material respects with applicable tax laws and regulations in the jurisdictions we operate, tax authorities may determine that we owe additional taxes. Moreover, we may have historical tax contingencies across multiple jurisdictions, and while we have made provisions for those contingencies which we considered probable, the amount of total contingencies may exceed our provisions. We estimate that as of December 31, 2017 we have approximately $23 million of unasserted possible losses, including related to taxes, for which we have not recorded provisions. In accordance with U.S. GAAP, we record provisions for contingencies based on probable loss or when otherwise required under accounting rules, but we do not record provisions for possible and remote losses.

Significant judgment and estimation is required in determining our tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing, for which the ultimate tax determination may be uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters, and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows and results of operations. Moreover, we have in the past and may in the future be required in certain jurisdictions to pay any such tax assessments prior to contesting their validity, which payments may be substantial.

Amendment to existing tax laws or regulations or enactment of new unfavorable tax laws or regulations could adversely affect our business and results of operations.

Many of the underlying laws or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. If the tax or other laws or regulations were amended, or if new unfavorable laws or regulations were enacted, our tax payments or other obligations could increase, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our products and services if we pass on such costs to our customers, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes could have an adverse effect on our business, financial condition or results of operations.

Governments could adopt tax laws that increase our tax rate or tax liabilities or affect the carrying value of deferred tax assets or liabilities, including the termination of tax-free incentives or termination of treaties for the avoidance of double taxation. Any changes to tax laws could impact the tax treatment of our earnings and adversely affect our profitability. Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, or changes in the valuation of deferred tax assets and liabilities. Moreover, our results of operations and financial condition may be affected if certain beneficial tax incentives are not retained or renewed.

The Company may face risks associated with the recently enacted Tax Act.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation that makes broad and complex changes to the U.S. tax code (the “Tax Act”) including, but not limited to: (1) a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries, (2) full expensing of qualified property, (3) a reduction of the U.S. federal corporate income tax rate to 21 percent (4) elimination of U.S. federal income taxes on dividends from certain foreign subsidiaries, (5) a new tax on certain income earned by controlled foreign corporations, (6) a new limitation on deductible interest expense, (7) limitations on the use of foreign tax credits to offset U.S. federal income taxes and (8) a limitation on the use of net operating losses generated after December 31, 2017 to 80 percent of taxable income. While the Company is still evaluating the impact of these changes, certain of these changes could adversely impact its financial condition or results of operations.

We are subject to anti-corruption and economic sanctions laws and regulations in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control. Failure to comply with these laws and regulations could negatively impact our business, our results of operations, and our financial condition.

We are subject to a number of anti-corruption and economic sanctions laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Failure to comply with these laws and regulations could negatively impact our business, our results of operations, and our financial condition.

The FCPA and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or improperly providing anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires maintenance of adequate record-keeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives. Other jurisdictions in which we operate have adopted similar anti-corruption, anti-bribery and anti-kickback laws to which we are subject.

Economic sanctions and embargo laws and regulations, such as those administered and enforced by OFAC, vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.

Civil and criminal penalties may be imposed for violations of these laws. We operate in some countries which are viewed as high risk for corruption and/or economic sanctions issues. Despite our ongoing efforts to ensure compliance with the FCPA and similar laws, and economic sanctions laws and regulations, there can be no assurance that our directors, officers, employees, agents, and third-party intermediaries will comply with those laws and our policies, and we may be ultimately held responsible for any such non-compliance. If we or our directors or officers violate such laws or other similar laws governing the conduct of our business (including local laws), we or our directors or officers may be subject to criminal and civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, and results of operations. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, and results of operations.

We are, and may be in the future, involved in various legal proceedings, the outcomes of which could adversely affect our business and results of operations.

We are, and may be in the future, involved in various legal proceedings relating to allegations of our failure to comply with consumer protection, labor, tax or antitrust regulations, that could involve claims or sanctions for substantial amounts of money or for other relief or that might necessitate changes to our business or operations.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. In addition, because consumer protection laws in many of our markets provide for joint liability, customers may bring claims against us for a failure or deficiencies in the provision of a travel product or service by one of our suppliers that is outside of our control.

The defense of any of these actions is, and may continue to be, both time-consuming and expensive. We cannot assure you that we will prevail in these legal proceedings or in any future legal proceedings and if such disputes were to result in an unfavorable outcome, it could result in reputational damage and have a material adverse effect on our business, financial condition and results of operations. For a discussion of certain key legal proceedings relating to us, see “Item 4. Information on the Company — Business Overview — Legal Proceedings.”

We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.

Our websites and mobile applications rely on brands, domain names, technology and content. We protect our brands and domain names by relying on trademark and domain name registration in accordance with laws in Latin America. We have also entered into confidentiality and invention assignment agreements with our employees and certain contractors, as well as confidentiality agreements with certain suppliers and strategic partners, in order to protect our technology and content. We own our technology platform, which is comprised of applications that we develop in-house using primarily open source software. We have not registered our technology, however, because we believe it would be difficult to replicate and that it is adequately protected by the agreements we have in place. Additionally, our technology is constantly evolving and any registration may run the risk of protecting outdated technology. Even with these precautions, it may be possible for another party to copy or otherwise obtain and use our intellectual property without our authorization or to develop similar intellectual property independently. Effective trademark protection may not be available in every jurisdiction in which our services are made available, and policing unauthorized use of our intellectual property is difficult and expensive. Any misappropriation or violation of our rights could have a material adverse effect on our business. Furthermore, we may need to go to court or other tribunals to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. These proceedings might result in substantial costs and diversion of resources and management attention.

We currently license from third parties some of the technologies, trademarks and content incorporated into our websites. As we continue to introduce new services that incorporate new technologies, third parties’ trademarks and content, we may be required to license additional technologies, third parties’ trademarks and content. We cannot be sure that such technologies and content licenses will be available on commercially reasonable terms, if at all.

Third parties may assert that our services, products and technology, including software and processes, violate their intellectual property rights. As competition in our industry increases and the functionality of technology offerings further overlaps, such claims and counterclaims could increase. We cannot assure you that we do not or will not inadvertently infringe on the intellectual property rights of third parties. Any intellectual property claim against us, regardless of its merit, could have an adverse effect on our business, financial condition and results of operations and could be expensive and time consuming to defend. Our failure to prevail in such matters could result in loss of intellectual property rights, judgments awarding substantial damages and injunctive or other equitable relief against us, or require us to delay or cease offering services or reduce features in our services.

Increased labor costs, compliance with labor laws and regulations and failure to maintain good relations with labor unions may adversely affect our results of operations.

We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. If we fail to comply with these regulations we may face labor claims and government fines.

In the past, governments from certain countries in which we operate, including Argentina, have adopted laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. We cannot assure you that these governments will not do so again in the future.

In addition, some of our employees in Argentina, Brazil and certain other countries are currently represented by labor unions. We may face pressure from our labor unions or otherwise to increase salaries. In Argentina, for example, employers in both the public and private sectors have historically experienced, and are currently experiencing, significant pressure from unions and their employees to further increase salaries due to the devaluation of the peso and high inflation. The INDEC published data regarding the evolution of salaries in the private and public sectors in Argentina, which reflects approximately 32.9% and 32.6% salary increases in the private and public sectors, respectively, for the period from November 2015 through December 2016 and approximately 27.3% and 25.0% salary increases in the private and public sectors, respectively, for 2017. Due to high levels of inflation and full employment in the tech industry, we expect to continue to raise salaries. If future salary increases in the Argentine peso or the currencies of other countries in which we have employees exceed the pace of the devaluation of those currencies, such salary increases could adversely affect our business, results of operations and financial condition.

Moreover, while we have enjoyed satisfactory relationships with labor unions that represent our employees, labor-related disputes may still arise. Labor disputes that result in strikes or other disruptions could adversely affect our business, financial condition and result of operations.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, results of operations or business growth.

We have been subject, and we will likely be subject in the future, to inquiries from time to time from regulatory bodies concerning compliance with consumer protection, tax, labor, antitrust and travel industry-specific laws and regulations.

Such inquiries have included investigations and legal proceedings relating to the travel industry and, in particular, parity provisions in contracts between hotels and travel companies, including us, as well as allegations of “geopricing” or “geoblocking practices”. See Item 4. “Business—Legal and Regulatory—Legal Proceedings” for more information. Parity provisions are significant to our business model, and their removal or modification may adversely affect our business, financial condition and results of operations. We are unable at this time to predict the timing or outcome of these various investigations and lawsuits, or similar future investigations or lawsuits, and their impact, if any, on our business and results of operations.

The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. Further, if such laws and regulations are not enforced equally against other competitors in a particular market, our compliance with such laws may put us a competitive disadvantage vis-à-vis competitors which do not comply with such requirements.

Complaints from customers or negative publicity about our services can diminish consumer confidence and adversely affect our business.

Because volume and growth in the number of new customers are key drivers of our revenue and profitability, customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our customers. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation and brand may suffer and we may lose our customers’ confidence.

Consumer adoption and use of mobile devices creates new challenges.

Widespread adoption of mobile devices, coupled with the web browsing functionality and development of apps available on these devices, is driving substantial online traffic and commerce to mobile platforms. We have experienced a significant shift of business to mobile platforms and our suppliers are also seeing a rapid shift of traffic to mobile platforms. Many of our competitors and new market entrants are offering mobile apps for travel products and other functionality, including proprietary last-minute discounts for accommodation reservations. Advertising and distribution opportunities may be more limited on mobile devices given their smaller screen sizes. The average price of travel products purchased in mobile transactions may be less than a typical desktop transaction due to different consumer purchasing patterns. Further, given the device sizes and technical limitations of tablets and smartphones, mobile consumers may not be willing to download multiple apps from multiple companies providing a similar service and instead prefer to use one or a limited number of apps for their mobile travel activity. As a result, the consumer experience with mobile apps as well as brand recognition and loyalty are likely to become increasingly important. Our mobile offerings drive a material and increasing share of our business. We believe that mobile bookings present an opportunity for growth and are necessary to maintain and grow our business as consumers increasingly turn to mobile devices instead of a desktop computer. As a result, it is increasingly important for us to develop and maintain effective mobile apps and websites optimized for mobile devices to provide consumers with an appealing, easy-to-use mobile experience. If we are unable to continue to innovate rapidly and create new, user-friendly and differentiated mobile offerings and advertise and distribute on these platforms efficiently and effectively, or if our mobile offerings are not used by consumers, we could lose considerable market share to existing competitors or new entrants and our business, financial condition and results of operations could be adversely affected.

Moreover, we are dependent on the compatibility of our app with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect the usage of our app on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use our app on their mobile devices, or if our users choose not to access or use our app on their mobile devices or use mobile products that do not offer access to our app, our user growth and user engagement could be harmed.

We rely exclusively on Expedia for the hotel and other lodging products that we offer for all countries outside Latin America.

The hotel and other lodging products that we offer through our platform for all the countries outside Latin America are provided to us exclusively by affiliates of Expedia pursuant to the Expedia Outsourcing Agreement. In addition, Expedia is the preferred provider to us of hotel and other lodging products in Latin America. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party — Relationship with Expedia.”

If Expedia’s affiliates cease to provide us with their hotel and other lodging products, we may be unable to offer these products to our users for some time and it might be difficult for us to replace this supply in the short term, which would negatively affect our business, financial condition and results of operations. The Expedia Outsourcing Agreement may be terminated by Expedia, and we may be required to pay a $125.0 million termination payment, if we do not meet certain minimum performance requirements or if the termination by Expedia is for our material breach of certain terms under the Expedia Outsourcing Agreement or our Shareholder Agreements. In addition, Expedia may unilaterally terminate the Expedia Outsourcing Agreement in the event of a change of control of our Company.

Moreover, if the hotel and other lodging products provided by Expedia were to suffer a deterioration in scale or quality, or if their pricing were not attractive, the products and services that we offer to our users would be adversely affected. The Expedia Outsourcing Agreement may be terminated by us unilaterally beginning from March 6, 2022 upon payment of a $125.0 million termination payment to Expedia. Consequently, if a deterioration in the scale or quality of the products and services provided exclusively to us by affiliates of Expedia were to occur, or if their pricing were not attractive, it could be difficult for us to terminate the Expedia Outsourcing Agreement.

We may experience constraints in our liquidity and may be unable to access capital when necessary or desirable, either of which could adversely affect our financial condition.

Although we believe we have a sufficient level of cash and cash equivalents to cover our working capital needs in the ordinary course of business, we may, from time to time, explore additional financing sources and means to improve our liquidity and lower our cost of capital, which could include equity, equity-linked and debt financing and factoring activities. In addition, from time to time, we review acquisition and investment opportunities to further implement our business strategy and may fund these investments with bank financing, the issuance of debt or equity or a combination thereof.

The availability of financing depends in significant measure on capital markets and liquidity factors over which we exert no control. In light of periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable or even any terms to improve our liquidity, fund investments, acquisitions or extraordinary actions or that our counterparties in any such financings would honor their contractual commitments, which in turn could negatively affect our business, results of operations and financial condition. In addition, if we raise funding through the issuance of new equity or equity-linked securities, it would dilute the percentage ownership of our then existing shareholders.

Our business experiences seasonal fluctuations and quarter-to-quarter comparisons of our results may not be meaningful.

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. For example, bookings for vacation and leisure travel are generally higher during the fourth quarter, although we have historically recognized more revenue associated with those bookings in the first quarter of each year. As a result, quarter-to-quarter comparisons of our results may not be meaningful. Moreover, seasonal fluctuations in our results of operations could result in declines in our share price that are not related to the overall performance and prospects of our business.

The use of derivative financial instruments may adversely affect our results of operations, particularly in a volatile and uncertain market.

From time to time, we enter into derivative transactions to manage our risks associated with currency exchange rates and interest rates. Significant changes may occur in our portfolio of derivative instruments due to increasing volatility and the fluctuation of the currencies of certain countries where we operate, including Brazil and Argentina, against the dollar and volatility in the relevant interest rates, and we may incur net losses from our derivative financial instruments. The fair value of the derivative instruments fluctuates over time as a result of the effects of future interest rates and exchange rates. These values must be analyzed in connection with the underlying transactions and as a part of our total average exposure to interest rate and exchange rate fluctuations. It is difficult to predict the magnitude of the risk resulting from derivative instruments because the appreciation is imprecise and variable. We may be adversely affected by our derivative financial positions.

Risks Related to Latin America

Latin American countries are subject to political and social instability.

Political and social developments in Latin America, including government deadlock, instability, civil strife, terrorism, high levels of crime, expropriations and other risks of doing business in Latin America could impact our business, financial condition and results of operations.

For example, recently in Brazil, as a result of the ongoing Operation Car Wash (Lava Jato investigation), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. On August 31, 2016, the Brazilian Senate impeached President Rousseff for violations of fiscal responsibility laws and the then-Vice-President Temer assumed office to complete the remainder of the presidential mandate. The development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office has increased political and economic uncertainty in the country. In June 2017, President Temer was indicted on corruption charges which, in August 2017, were rejected by the House of Representatives (Câmara dos Deputados) and, therefore, the proceeding is suspended and may only continue when Temer ceases to be President. In addition, in July 2017, former President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a lower federal court in the State of Paraná in connection with the Operation Car Wash (Lava Jato). The recent arrest of former President Lula da Silva on April 7, 2018, who was a frontrunner in the upcoming election, has resulted in widespread protests and created uncertainty with respect to the congressional and presidential elections to be held in October 2018. We cannot predict the outcome of recent political uncertainty in Brazil and its future effects on the Brazilian economy.

In Argentina, during 2001 and 2002, the country experienced social and political turmoil, including the resignation of President De la Rúa, riots, looting, protests, strikes and street demonstrations. Also, in the past decade, the prior Argentine administration nationalized or announced plans to nationalize certain industries and expropriate private sector companies and property. In December 2008, the Argentine government transferred approximately AR$94.4 billion ($29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”). AFJPs were the largest participants in the country’s local capital market. With the nationalization of their assets, the local capital market decreased in size and became substantially concentrated. In addition, the Argentine government became a significant shareholder in many of the country’s public companies, including YPF S.A., the main Argentine oil and gas company, in which the majority of the capital stock was expropriated from the Spanish company Repsol, S.A. in 2012.

Although political and social conditions in one country may differ significantly from another country, events in any of our key markets could adversely affect our business, financial conditions or results of operations.

Latin American countries have experienced periods of adverse macroeconomic conditions.

Our business is dependent upon economic conditions prevalent in Latin America. Latin American countries have historically experienced economic instability, including uneven periods of economic growth as well as significant downturns. As a consequence of economic conditions in global markets and lower commodity prices and demand for commodities, many of the economies of Latin American countries have recently slowed their rates of growth, and some have entered recessions.

For example, in Brazil real GDP decreased 3.8% in 2015, decreased 3.6% in 2016 and increased 1% in 2017, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IGBE”). In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade.

Argentina during 2001 and 2002 underwent a period of severe political, economic and social crisis with real GDP contracting 10.9% in 2002. Among other consequences, the crisis resulted in the Argentine government defaulting on its foreign debt obligations, a significant devaluation of the Argentine peso, the introduction of emergency measures and numerous changes in regulations and economic policies, which in turn caused numerous Argentine private sector companies to default on their outstanding debt. More recently, according to INDEC, Argentina’s real GDP increased by 2.9% in 2017, compared to a 2.3% decrease in 2016, after growing 2.4% in 2015.

Since our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, any prolonged economic downturn in any of our key markets could have adverse effects on our business, financial condition and results of operations.

Latin American governments have exercised and continue to exercise significant influence over their economies.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies; inflation control policies; price control policies; consumer protection policies; import duties and restrictions; liquidity of domestic capital and lending markets; electricity rationing; tax policies, including tax increases and retroactive tax claims; and other political, diplomatic, social and economic developments in or affecting the countries where we operate.

In the future, the level of intervention by Latin American governments may continue or increase. We cannot assure you that these or other measures will not have a material adverse effect on the economy of each respective country and, consequently, will not adversely affect our business, financial condition and results of operations.

Inflation, and government measures to curb inflation, may adversely affect Latin American economies.

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, was 6.4% in 2014, 10.7% in 2015, 6.3% in 2016 and 2.9% in 2017.

In Argentina, inflation has materially undermined the economy and the government’s ability to foster conditions that permit stable growth. The Consumer Price Index (Índice de Precios al Consumidor de la Ciudad de Buenos Aires or “IPCBA”) measured by the City of Buenos Aires (national statistical data was not available in Argentina from December 2015 to June 2016) showed an increase 26.9% in 2015 and 41% in 2016. According to measurements from INDEC of the national consumer price index, inflation for the first nine months of 2015 was 10.7%, for the period from May to December 2016 was 15.8%, and for 2017 was 24.8%. Moreover, from December 2015 to January 2016, the new administration declared the national statistics agency; i.e., the INDEC, in state of administrative emergency and announced the implementation of certain methodological reforms and adjustment of certain macroeconomic statistics on the basis of these reforms. Although these reforms have been favorably received by the IMF, there remains uncertainty as to whether official data and measurement procedures sufficiently reflect inflation in the country, and what effect these reforms will have on the Argentine economy.

The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have contributed materially to economic uncertainty in many of these countries.

Inflation is also likely to increase some of our costs and expenses, including labor costs, which we may not be able to fully pass on to our customers, which could adversely affect our business, financial condition and results of operations.

Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.

Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar.

For example, the Brazilian real has historically experienced frequent, sometimes significant, fluctuations relative to the dollar. The real depreciated 47% in 2015, appreciated 17% in 2016 and depreciated 2% in 2017, based on official exchange rates as reported by the Brazilian Central Bank. In addition, the Argentine peso has also suffered significant devaluations against the dollar. The Argentine peso depreciated 52% against the dollar in 2015, primarily after the lifting of certain foreign exchange restrictions in the month of December, depreciated 17% against the dollar in the year ended December 31, 2016 and depreciated 18% against the dollar in 2017.

We are subject to foreign currency exchange controls in certain countries in which we operate.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into dollars.

For example, Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil.

Argentina in 2001 and 2002 imposed exchange controls and transfer restrictions substantially limiting the ability of companies to make payments abroad. Since the last quarter of 2011, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. In December 2015, the new administration lifted several exchange control restrictions, and in August 2016, the Argentine Central Bank issued new regulations which repealed most of the restrictions for the purchase of foreign currency and the inflow and outflow of funds from Argentina, providing greater flexibility and access to the Argentine official foreign exchange market (the “MULC” for its acronym in Spanish or the “FX Market”). Furthermore, on May 19, 2017, the Central Bank issued new regulations regarding access to the foreign exchange market essentially abrogating all prior regulations and restrictions.

We cannot assure you that foreign exchange controls in Brazil, Argentina or any other country where we operate, may not reemerge or worsen in the future to prevent capital flight, counter a significant depreciation of the Brazilian real, Argentine peso or other currency, or address other unforeseen circumstances. Additional controls could have a negative effect on the ability of our operating entities in the affected country to access the international credit or capital markets.

Any shortages or restrictions on the transfer of funds from abroad may impede our ability to convert these currencies into dollars and to transfer funds, including for the payment of dividends or debt. Moreover, such restrictions limit our ability to use funds for operating purposes in other countries. Consequently, if we are prohibited from transferring funds out of the countries in which we operate, our business, financial condition and results of operations could be adversely affected. For a discussion of certain foreign exchange regulations applicable to us, see “Item 10. Additional Information — Exchange Controls”.

Developments in other markets may affect Latin America.

The market value of companies like us may be, to varying degrees, affected by economic and market conditions in other global markets. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998, the Brazilian devaluations in January of 1999 and 2002 and the Argentine crisis of 2001 and 2012. In addition, Latin American economies have been adversely affected by events in developed countries, such as the 2008 and 2009 global financial crisis that arose in the United States.

As of the date of this Annual Report, recent global developments have occurred in the world which could impact the economies of the Latin American countries in which we operate and consequently have an adverse effect on our business, financial condition and the results of operations, such as any new restrictions on travel, immigration or trade.

Developments of a similar magnitude to the international markets in the future can be expected to adversely affect the economies of Latin American countries and, therefore, us.

Risks Related to our Ordinary Shares

An active or liquid trading market for our ordinary shares may not be maintained.

An active, liquid trading market for our ordinary shares may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ordinary shares. Moreover, we cannot assure you that investors will be able to sell ordinary shares should they decide to do so.

The price of our ordinary shares may fluctuate significantly and your investment may decline in value.

The price of our ordinary shares may fluctuate significantly in response to factors, many of which are beyond our control, including those described above under “—Risks Related to our Business” and “—Risks Related to Latin America.” The stock markets in general, and the shares of emerging market and technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that any trading price or valuation will be sustained. These factors may materially and adversely affect the market price of our ordinary shares, which may limit or prevent investors from readily selling our ordinary shares and may otherwise affect liquidity, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our ordinary shares. Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, financial condition and results of operation.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares, even if there is no relationship between such sales and the performance of our business.

A majority of our ordinary shares are currently held by affiliates, which means they may not be sold unless the sale is registered under the Securities Act, other than if an exemption from registration is available. Certain of our shareholders have demand and/or other piggyback registration rights which may enable them to sell some or all of their ordinary shares in a public offering in the United States registered under the Securities Act. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The strategic interests of our significant shareholders may, from time to time, differ from, and conflict with, our interests and the interests of our other shareholders.

At the date of this Annual Report, affiliates of Tiger Global hold 43.7% of our outstanding ordinary shares. If Tiger Global or other investors acquire or continue to own and control, directly or indirectly, a substantial portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The strategic interests of Tiger Global and the strategic interests of other significant shareholders, including Expedia, may differ from, and conflict with, our interests and the interests of our other shareholders in material respects. In addition, our memorandum and articles of association provides that Expedia and any of our directors affiliated with Expedia do not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

Tiger Global is in the business of making investments in companies and owns and may, from time to time, acquire or sell interests in businesses that directly or indirectly compete with certain areas of our business or that are our suppliers. In addition, Tiger Global may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Additionally, Expedia also competes in the global travel industry, and also acts as a supplier to us and certain of our competitors. For a further description of our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “—Risks Related to our Business—We rely exclusively on Expedia for the hotel and other lodging products that we offer for all countries outside Latin America,” and “Item 16G. Corporate Governance—Differences in Corporate Law—Conflict of Interest.”

We cannot assure you that the actions of Tiger Global and other significant shareholders, including Expedia, will not conflict with our interests or the interests of our other shareholders.

We have not determined any specific use for our net proceeds from our initial public offering and we may use the proceeds in ways with which you may not agree.

The principal purposes of our initial public offering in September 2017 was to increase our financial flexibility and create a public market for our ordinary shares. We have not allocated our net proceeds from our initial public offering to any particular purpose. Rather, our management has considerable discretion in the application of the net proceeds that we received. Our net proceeds may be used for corporate purposes that do not improve our profitability or increase our share price. In addition, net proceeds we received from our initial public offering may be placed in investments that do not produce income or that lose value.

Investors should not unduly rely on market information included in this Annual Report.

Facts, statistics, forecasts and other information included in this Annual Report relating to the Latin America travel and e-commerce markets are derived from various sources, including independent consultant reports, publicly available information, industry publications, official government information and other third-party sources, as well as internal data and estimates. Although we believe that this information is reliable, the information has not been independently verified by us. Additionally, we cannot assure you that the market data included in this Annual Report is compiled or stated on the same basis as may be the case in the United States or elsewhere, particularly as the publication of certain market data for the Latin American region may be relatively newer than in the United States or elsewhere.

In addition, certain data related to the Latin American travel market and the Latin American online travel market includes the purchase of hotel and other travel products by inbound travelers traveling to Latin America, as well as corporate travel. Our customer base, however, is primarily comprised of consumers from Latin America traveling for leisure domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Market data related solely to the travel trends of Latin American consumers is limited. As a result, certain market data included in this Annual Report is being provided to investors to give a general sense of the trends of our industry but such market data does not capture the trends of only our targeted customers.

Accordingly, investors should not place undue reliance on the market information included in this Annual Report.

We are a foreign private issuer under U.S. securities regulations and, as a result, we are not subject to U.S. proxy rules and we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We report under the Exchange Act as a non-U.S. company and a “foreign private issuer,” as such term is defined under U.S. securities regulations. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified events. In addition, we are not required to file our annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to BVI law or distribute to our shareholders and that is material to our Company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We are exempt from certain corporate governance requirements of the New York Stock Exchange.

We are exempt from certain corporate governance requirements of the New York Stock Exchange, by virtue of being a foreign private issuer. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of our board of directors be independent;

•	have a compensation committee or a nominating or corporate governance committee;

•	have regularly scheduled executive sessions with only non-management directors;

•	have an executive session of solely independent directors each year; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

For more information, see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits and protections of certain corporate governance requirements of the New York Stock Exchange.

We are an “emerging growth company” and the reduced disclosure and attestation requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for up to five fiscal years after our initial public offering in September 2017. Section 404(b) of the Sarbanes-Oxley Act would otherwise require our independent registered public accounting firm to attest to and report on the effectiveness our internal control structure and procedures for financial reporting.

In addition, Section 107 of the JOBS Act also provides that an EGC may take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an EGC may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

We will cease to be an EGC upon the earliest of: (1) the last day of the fiscal year during which we have revenue of $1.07 billion or more, (2) the last day of the fiscal year following the fifth anniversary of our initial public offering in September 2017, (3) the date on which we have issued more than $1 billion in non-convertible debt during the previous three-year period, or (4) when we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act applicable to a foreign private issuer and EGC. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure and internal controls and procedures, we need to commit significant resources, potentially hire additional staff and provide additional management oversight. We are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our Company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such transition and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Our internal controls over financial reporting are not yet required to meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and ordinary share price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. We will be required to document, review and, if appropriate, improve our internal controls and procedures in anticipation of eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting beginning with the filing of our second annual report with the SEC in 2019 and, when we cease to be an EGC, an attestation report by our independent auditors evaluating these assessments.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our consolidated financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our ordinary shares.

Future issuances of our ordinary or other classes of shares may cause a dilution in your shareholding.

We may raise additional funding to meet our working capital, capital expenditure requirements for our planned long-term capital needs, or to fund future acquisitions. If such funding is raised through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders.

From time to time we may grant equity-based compensation to our management and employees, which may dilute the value of your ordinary shares.

From time to time, we may grant options or other equity-based compensation to our management and employees.

As of the date of this Annual Report, we have reserved 4,861,777 ordinary shares for issuance under our 2016 Stock Incentive Plan, of which 3,900,000 stock options were issuable upon the exercise of outstanding equity awards and 465,518 RSUs were authorized for granting by our board on March 1, 2018. Furthermore, under our 2015 Stock Option Plan, we also granted 90,626 RSUs, which are outstanding. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.”

If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.

If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, our stock price and trading volume could decline.

The trading market for our ordinary shares will rely in part on the research and reports that securities and industry research analysts publish about us, our industry and our business. We do not have any control over these analysts. Our stock price and trading volumes could decline if one or more securities or industry analysts downgrade our ordinary shares, issue unfavorable commentary about us, our industry or our business, cease to cover us or fail to regularly publish reports about us, our industry or our business.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI and many of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Furthermore, our memorandum and articles of association include an exclusive jurisdiction clause pursuant to which, to the fullest extent permitted by applicable law, (i) other than claims specified in clause (ii) below and except as may otherwise be expressly agreed between the Company and a shareholder or between two or more shareholders in relation to the Company, we and all our shareholders agree that the BVI courts shall have exclusive jurisdiction to hear and determine all disputes of any kind regarding us and shareholders’ respective investments in us, irrevocably submit to the jurisdiction of the BVI courts, irrevocably waive any objection to the BVI courts being nominated as the forum to hear and determine any such dispute, and undertake and agree not to claim any such court is not a convenient or appropriate forum; and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, in each case unless our board of directors consents in writing to the selection of an alternative forum.

An award of punitive damages under a U.S. court judgment based upon U.S. federal securities laws is likely to be construed by BVI courts to be penal in nature and therefore unenforceable in the BVI. Further, no claim may be brought in the BVI against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI. However, a BVI court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law. Moreover, it is unlikely that a court in the BVI would award damages on the same basis as a foreign court if an action were brought in the BVI or that a BVI court would enforce foreign judgments if it viewed the judgment as inconsistent with BVI practice or public policy.

The courts of the BVI would not automatically enforce judgments of U.S. courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in the BVI against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the BVI providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which BVI courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the BVI courts if contrary to public policy in the BVI. Because judgments of U.S. courts are not automatically enforceable in the BVI, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

Certain types of class or derivative actions generally available under U.S. law may not be available as a result of the fact that we are incorporated in the BVI and the exclusive jurisdiction clause included in our memorandum and articles of association. As a result, the rights of shareholders may be limited.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a court of the United States. Furthermore, our memorandum and articles of association include an exclusive jurisdiction clause which, to the fullest extent permitted by applicable law, will act as a bar to any such action in a court of the United States. In any event, the circumstances in which any such action may be brought, if at all, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law or to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our directors and officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

These rights and responsibilities are to a large extent governed by the British Virgin Island Business Companies Act, 2004 as amended from time to time (the “BVI Act”) and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the United States, and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

The laws of BVI provide limited protections for minority shareholders, so minority shareholders will not have the same options as to recourse in comparison to the United States if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association” and “Item 16G. Corporate Governance — Differences in Corporate Law” below.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the BVI is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) a company is acting or proposing to act illegally or beyond the scope of its authority; (ii) the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; (iii) the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or (iv) those who control the company are perpetrating a “fraud on the minority.”

These rights may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

There are no pre-emptive rights in favor of holders of ordinary shares so you may not be able to participate in future equity offerings.

There are no pre-emptive rights applicable under our memorandum and articles of association or BVI law in favor of holders of ordinary shares in respect of further issues of shares of any class, other than Expedia’s preemptive rights pursuant to our Shareholder Agreements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information. Consequently, you will not be entitled under applicable law to participate in any such future offerings of further ordinary shares or any preferred or other classes of shares.

We have no current plans to pay any cash dividends on our ordinary shares.

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares are likely to be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the trading price of our ordinary shares increases.

Anti-takeover provisions in our Shareholder Agreements and memorandum and articles of association might discourage, delay or prevent acquisition or other change of control attempts for us that you and/or other of our shareholders might consider favorable.

Certain provisions of our Shareholder Agreements and memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including but not limited to the following provisions:

Pursuant to our Shareholder Agreements:

•	Until September 19, 2020, we may not directly or indirectly issue or transfer any of our securities to certain specified entities that conduct business in the travel industry, and certain of our existing shareholders and their affiliates are also precluded from directly or indirectly transferring any of our securities to such entities, subject to limited exceptions.

•	Expedia has agreed not to acquire more than 35% of the voting or economic power of our outstanding shares prior to September 19, 2020 except by means of a tender offer that, if consummated, would result in Expedia being the beneficial owner of more than 75% of the voting or economic power of our outstanding shares entitled to vote in the election of the board of directors.

Pursuant to our memorandum and articles of association:

•	Our board of directors may without prior notice to shareholders, or obtaining any shareholder approval, amend our memorandum and articles of association to authorize and subsequently issue an unlimited number of preferred shares in one or more classes and series and designate the issue prices, rights, preferences, privileges, restrictions and terms of such preferred shares.

•	Our board of directors is made up of seven directors divided into three classes. Other than the initial terms of each class, which expire at the Company’s annual meeting in 2018, 2019 and 2020 respectively, directors in each class will have a term of three years. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.

•	Our shareholders may only remove directors for cause and only by resolution approved by shareholders holding not less than two-thirds of the voting rights at a meeting of shareholders called for the stated purpose of removing the director.

•	There are a number of restrictions, conditions and other requirements (including advance notice period requirements) that apply to our shareholders’ ability to (i) request special meetings of our shareholders; (ii) nominate persons for election as directors at annual meetings of our shareholders; and (iii) propose other items of business or other matters for consideration at any annual or special meetings of our shareholders.

•	All resolutions of the shareholders must be adopted at a meeting of our shareholders convened in accordance with our memorandum and articles of association. Shareholders are prohibited from adopting resolutions by written consent.

•	There are restrictions on amending our memorandum and articles of association. Certain provisions of our memorandum and articles of association (including many of the provisions described above) may only be amended with the approval of both our shareholders and our board of directors. Provisions that may be amended by the shareholders without board approval require the affirmative vote of holders of two-thirds of the shares entitled to vote on the resolution.

For more information on our Shareholder Agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For more information on our memorandum and articles of association, see “Item 10. Additional Information—Memorandum and Articles of Association” and “Item 16G. Corporate Governance—Differences in Corporate Law.”

These provisions and other provisions under BVI law could discourage, delay or prevent potential takeover attempts and other transactions involving a change in control of our Company, including actions that our shareholders may deem advantageous. As such, these provisions may reduce the price that investors might be willing to pay for our ordinary shares in the future and negatively affect the trading price of our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Despegar.com, Corp. was formed as a business company incorporated in the BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for ordinary shares of Despegar.com, Corp. to create a new BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp., and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp.

We are known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand.

Our principal executive office is located at Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR, and our telephone number is: +54 11 4894 3500. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.

Our History and Development

Our business has grown substantially in revenue, products and geographic scope since launching in 1999. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina

2000	• Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay

2001	• Launched sites in the United States and Venezuela

2007	• Launched site in Peru

2009	• Expanded our offering to include hotels

• Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico

2010	• Launched sites in El Salvador and Honduras, reaching our 20th market

• Cumulative one million customers served

2012	• Launched our mobile apps on Android and iOS

• Expanded offering to include packages, rental cars and cruise products

2013	• Reached one million downloads of our mobile app

• Expanded our offering to include destination services

• Expanded hotel offering to include vacation rentals

2014	• Cumulative 10 million customers served

• Our mobile app is included in the iTunes Store’s “Best of 2014”

• Launched travel affiliates program

• Expanded our offering to include travel insurance

2015	• Reached 10 million downloads of our mobile app

• Completed migration from call center sales to fully online model

• Deepened strategic partnership with Expedia, including its equity investment in our Company

2016	• Awarded “E-commerce Leader in the Tourism Industry in LATAM” by the Latin American E-Commerce Institute

• Expanded our offering to include our bus product

• Expanded our destination services offering to include our local concierge product

2017	• Initial public offering and listing on the New York Stock Exchange

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

B.	Business Overview

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their products and access to our users. We believe that our focus on the underpenetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region and our ability to manage the business successfully through economic cycles will allow us to continue our industry leadership. In 2017 and 2016, we had approximately 4.6 million and 4.0 million customers, generating $523.9 million and $411.2 million in revenue, respectively. Our gross bookings were $4.4 billion and $3.3 billion in 2017 and 2016, respectively.

Latin America online travel bookings were approximately $36 billion and $32 billion in 2017 and 2016, respectively, and are expected to grow to approximately $49 billion (in constant terms) by 2021, representing an estimated compound annual growth rate (“CAGR”) of 8.4% for the period 2017 – 2021, according to Euromonitor. In 2017, 36% of all travel bookings were done online, a percentage that is expected to increase to approximately 41% in 2021. Factors driving the growth in online travel bookings include the increase of internet penetration, further adoption of smartphones, tablets and other mobile devices and a growing middle class with greater access to banking services and credit products, together enabling a larger segment of the growing population to transact online or on mobile devices.

The Latin American travel industry is characterized by significant fragmentation in suppliers across airlines, hotels and other travel products. This fragmentation is compounded by regional complexities, including differences in language, local customs, travel preferences, currencies and regulatory regimes across the more than 40 countries in the region. These factors create challenges for suppliers to reach customers directly and, consequently, create a significant market opportunity for us.

We believe we have the broadest travel portfolio among OTAs in Latin America, with inventory from global suppliers, including over 300 airlines and over 453,000 hotels, as well as approximately 1,000 car rental agencies and approximately 250 destination services suppliers with more than 7,500 activities.. Our business benefits from network effects: our large customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new customers by enhancing our product offering. Additionally, as we continue to grow our marketplace, we are increasingly able to offer more competitive pricing and product availability to our customers as well as enhance the effectiveness of our marketing strategy.

We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2017, our apps have more than 38 million cumulative downloads from the iOS App Store and Google Play (20.5 million of which were downloaded in the last two years) and we believe they are the most downloaded OTA apps in Latin America. During 2017 and 2016, mobile accounted for approximately 54% and 50%, respectively, of all of our user visits, and approximately 28% and 23%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.

Through mobile and online marketing, brand promotion and cross-marketing, we have created a strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages. According to data from Google Adwords, Despegar and Decolar had the highest brand recognition among OTAs in Latin America. To date, we have invested more than $1.18 billion in marketing and branding initiatives promoting our brand, which we believe, combined with the quality of the service we have delivered over the years, has made us a trusted brand with our customers. In 2017 and 2016, 64% and 60% of our customers had completed previous purchases on our platform, respectively.

Travel Market Opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. Comprised of over 40 countries with a total population of over 600 million, the region encompasses multiple languages, currencies and regulatory regimes. The travel market serving Latin American consumers presents a significant opportunity for us due to its large market size, highly fragmented base of travel suppliers and rapid growth in the adoption of technology-based solutions for consumers and travel suppliers. In addition, long-term favorable macroeconomic trends in the region have contributed to the expansion of the middle class and increased consumption in the region.

Large and Growing Travel Industry

Latin American travel bookings (both online and offline) represented an estimated $99 billion market in 2017 and it is expected to grow to approximately $116 billion by 2021, according to Euromonitor. This represents an estimated CAGR of 4.1% for the period 2017 – 2021. In 2017, airline bookings for Latin America were $41 billion while lodging bookings recorded $48 billion. Car rental and attractions bookings in Latin America combined reached $10 billion in 2017.

Overview of Suppliers in the Latin American Travel Industry

The Latin American travel industry is characterized by significant supplier fragmentation across airlines, hotels and other travel products. Regional complexities, including differences in language, local customs, travel preferences, currencies and regulatory regimes across the more than 40 countries in the region create challenges for suppliers to reach customers directly, at scale and across the region. Further driving this fragmentation is the growing number of smaller airlines, including low-cost airlines that have been commencing operation in recent years. Today, travel agencies are the leading distribution channel in the region for airlines, due to their ability to provide greater selection and scale across the region.

We believe that due to a lack of scale or unified brand, other travel services in Latin America tend to be even more fragmented, operating in specific cities or countries.

Trends Driving Online Travel and Our Growth

An expanding and evolving travel market, coupled with greater internet, smartphone and other mobile device penetration, is expected to drive robust growth in online travel bookings in Latin America. Latin America online travel bookings were approximately $36 billion and $32 billion in 2017 and 2016, respectively, and are expected to grow to approximately $49 billion (in constant terms) by 2021, representing an estimated CAGR of 8.4% for the period 2017 – 2021, according to Euromonitor. In 2017, 36% of all travel bookings were done online, a percentage that is expected to increase to approximately 41% in 2021. As consumers shift to researching and booking travel online, travel suppliers have adapted their offerings and deepened their relationships with online marketing and booking channels, such as OTAs, to generate revenue. OTAs provide travel suppliers with scale and distribution into new and existing markets and 24/7 customer service and localization services, including language and payment capabilities. Factors driving the growth in online travel include:

•	Increasing internet penetration. While internet penetration in Latin America has increased, we believe it has substantial room for growth. As internet penetration increases, Latin American consumers are increasingly using the internet to research and purchase products, including travel.

•	Increasing adoption of mobile devices. The number of unique mobile subscribers, in Latin America is expected to grow by approximately 110 million new unique subscribers, according to the GSM Association, bringing the total to approximately 524 million in the region by 2020. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services.

•	Superior user experience. Online travel booking channels, which include websites and mobile apps, empower travelers to search products and user-generated reviews and easily compare real-time availability and pricing options from multiple travel providers simultaneously, which we believe leads to higher user engagement and customer conversion.

•	Growth in banked consumers and proliferation of credit products. With the continued development of the Latin American economy, a larger portion of the population has opened bank accounts, enabling access to new forms of payments including credit cards and other financial products. With the increased number of consumers with bank and credit card accounts, more people have the ability to make purchases online. Access to bank accounts and credit cards also gives consumers access to additional financing options from banks, such as payment by installments.

As the leading OTA in Latin America, we believe we are well positioned to succeed as consumers’ destination of choice for fast, easily searchable and more transparent travel research and shopping. As our market share grows, we are increasingly able to capture significant amounts of customer data including travel history and preferences and serve personalized recommendations to drive higher customer conversion. Additionally, we are able to provide better pricing through scale and by bundling multiple travel products together in a single offer.

Our Competitive Strengths

We are the leading OTA in Latin America, offering our customers a broad and diversified selection of travel products at attractive prices. Our leadership position is a result of our following core strengths:

Industry Leader in Latin America

With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. In 2017 and 2016, we had approximately 4.6 million and 4.0 million customers, primarily in Latin America, generating $523.9 million and $411.2 million in revenue and approximately $4.4 billion and $3.3 billion, respectively, in gross bookings.

We have established relationships with a large and growing network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, having sold approximately 17% and 15% of all airline tickets purchased through GDS in the region during 2017 and 2016, respectively, according to Amadeus. Additionally, we believe we provide our customers with the largest travel portfolio among Latin American OTAs, with access to over 300 global airlines and over 453,000 hotels globally as well as approximately 1,000 car rental agencies and approximately 250 destination services suppliers with more than

7,500 activities. Additionally, we have accumulated approximately ten million user-generated reviews in total as of December 31, 2017, of which 2.1 million and 1.9 million were submitted in 2017 and 2016, respectively, which we believe drive user engagement. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 70% of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.

Our technology platform allows us to offer our customers the ability to create custom packages of two or more products, such as a combination of airfare and a hotel booking for a particular trip, allowing us to offer customers lower combined prices that may not be available for individual products. We are also able to better cross-sell multiple travel products and provide customers with a comprehensive solution for their travel needs.

We benefit from network effects: our large customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new customers by enhancing our product offering. Furthermore, by growing our user base and aggregating different products from our supplier base, we are able to offer attractive pricing and availability of travel products to our customers as well as enhance the effectiveness of our marketing strategy.

Strong Brand Recognition and Awareness

Despegar, our global brand, and Decolar, our Brazilian brand, have leading brand awareness in online travel in key markets, including Brazil and Argentina. According to search engine trend data that is based on the relative number of searches of brand related keywords on Google during 2017, we had an approximate 27% share (as compared with what we believe to be the next five largest competitors in the market) in Latin America.

Local Market Expertise and Leadership

We have a strong track record in Latin America, with a point of sale in 20 markets, representing 95% of the region’s population, and with a leading OTA presence in key markets such as Brazil, Argentina, Mexico, Chile, and Colombia. In our two largest markets, Brazil and Argentina, we have operated for 18 and 19 years, respectively. Our knowledge of local consumers, and their buying patterns and travel preferences, as well as our ability to offer financing through our relationships with financial institutions, have enabled us to serve our customers more effectively than global competitors from outside the region. Furthermore, our extensive supplier relationships allow us to offer a greater scale and breadth of offerings than smaller, local competitors. We understand the objectives of, and challenges faced by, Latin American travel suppliers and we are well-positioned to address those challenges by helping the suppliers grow their businesses, all to the benefit of consumers who receive more choice at attractive pricing.

As the leading Latin American OTA, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. We believe this differentiates us from other local and global travel agencies as those agencies either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. We believe our portfolio of installment plans is a meaningful driver of traffic to our platform as well as conversion. Approximately 55% of our transactions in both 2017 and 2016 were paid by installment. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the customer.

Leading Mobile Offering

Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. We launched our leading mobile travel apps in 2012. As of December 31, 2017, our mobile apps have more than 38,4 million cumulative downloads from the iOS App Store and Google Play (10 million of which were downloaded in the last two years) and we believe they are the most downloaded OTA apps in Latin America 2012 to 2016. In addition, our iOS App Store and Google Play apps were rated 4.5 and 4.4 stars as of December 31, 2017. During 2017 and 2016, mobile, which includes both mobile web and our mobile apps, accounted for approximately 54% and 50%, respectively, of all of our user visits, and approximately 28% and 23%, respectively, of our transactions. In addition, transactions via mobile increased by approximately 5% from 2016 compared to 2017. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app customer service. Our customers using mobile devices have historically made more repeat transactions than customers using desktop computers. Additionally, our mobile presence allows in-destination marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to customers, after they have arrived at their destination.

Many of our customers use their mobile device to search for travel products but complete their transactions on their desktop. However, as mobile purchasing becomes increasingly prevalent in the region, we believe our award-winning mobile platform, coupled with the widespread adoption of our apps, positions us well for an increasingly mobile future.

Powerful Data and Analytics Platform

Our large web and mobile audience and transaction volume generate a significant amount of data that allows us to better understand our customers and provide personalized travel offerings and also helps us to drive our sales, marketing and operational strategy. To offer the most effective content and products for each customer, we extensively analyze the data we collect to identify and highlight the most valuable products and destinations in each customer interaction. By gathering and analyzing data in real-time, we are quickly able to assess and react to changes in customer behavior, market pricing and other market dynamics. Currently, the majority of visitors to our platform see a personalized landing page based on such factors as user account information, past search and purchasing history and geolocation. We believe that this personalization of the user experience increases engagement and likelihood of purchase.

Effective Marketing Capabilities

We have invested significant resources in our marketing team, which we believe is a significant driver of our business. Through our vertically-integrated, in-house marketing team, we are able to control all aspects of our budget, marketing campaigns and market analytics, without the need for agencies or external consultants. Our marketing team’s local knowledge and expertise in our key markets have allowed us to develop direct relationships with a broad range of local and regional media providers and purchase media directly, avoiding more costly intermediaries. We have invested in our own creative, production and media execution teams, who are quickly able to adapt our marketing strategy, while also leveraging our extensive data and analytics capabilities for more precise audience targeting. Furthermore, we have developed our own software platform for managing our search optimization capabilities, allowing us to tailor messages effectively for specific target markets and customers.

Proven and Experienced Team

Our management team has significant experience in the travel sector and across a variety of industries in Latin America. Members of our management team have worked at organizations such as Expedia, Kimberly-Clark, LATAM Airlines, McKinsey, Morgan Stanley, PwC and Thales, among others. In addition to our management team, we have an extensive technology team including more than 800 developers and technology professionals. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.

Our Strategy

Our goal is to further expand our leading position, continue to innovate by better serving customer and supplier needs and increase our profitability with the following key strategies:

Continue to Grow and Develop Our Customer Base in Latin America

We believe there are significant opportunities to expand further our customer base in the region and, at the same time, increase our share of total travel spend by our customers. During 2017, approximately 4.6 million customers transacted on our platform and approximately 64% of our customers had completed previous purchases on our platform, compared to 4.0 million customers and 60% of our transactions, respectively, in 2016. Furthermore, we believe that our personalized customer experience, comprehensive product offering and high-impact marketing, such as online advertising, television, radio and print media will allow us to continue to drive repeat purchases and attract new customers to our platform.

Continue to Enhance Our Product Offerings

We believe that we can grow our business by further tailoring and expanding our product offering to address the needs of new and existing customers. For example, in recent years, we have launched new products, including travel insurance, bus trips, vacation rentals, and our local concierge product, in several of our existing markets. We believe this strategy can also be replicated in additional markets. We are continuing to expand our installment payments plan and add other payment options, such as debit cards and acceptance of multiple credit cards in a single transaction, as well as several market-specific localized payment options, to attract more customers to our platform and improve purchase conversion at checkout.

Increase Cross-Selling

We plan to grow our revenue by further capitalizing on our large scale, high volume traffic and technology to continue to increase cross-selling. We believe there is significant room to grow our packages, hotels and other travel products businesses through focused marketing and cross-selling initiatives, such as offering exclusive discounts on related products upon checkout, targeted post-sale emails and personalized in-destination mobile marketing with offers for additional travel products that may be relevant to customers’ initial purchase.

Expand and Deepen Supplier Relationships

We plan to expand our supplier base as well as deepen our relationships with suppliers. We intend to continue to provide access to our broad customer base and offer multiple rate plans and package deals, to drive demand for our suppliers’ products and help them grow their businesses. We will also continue to invest in our software to offer our suppliers tools to better manage their inventory.

Continue to Invest in Our Mobile Offering

We will continue to invest in our mobile platform by launching new mobile features and functionality. Additionally, we will continue to invest in mobile-focused marketing in order to augment our app downloads and mobile conversion, which we believe represents a significant growth opportunity for our business. Through mobile-only rates, personalized packaged products and in-destination targeted marketing through our mobile apps, we offer our customers an attractive range of travel products in an efficient manner. We believe that by taking a mobile first approach and providing customers with the ability to use the latest mobile technology, such as account recognition, in-app customer service, automated payment options, location-based targeting and highly-targeted push and in-app notifications, will allow us to continue to accelerate our mobile growth.

Focus on Operational Efficiency

We have invested aggressively over the years to scale our operations and support the growth of our business. We intend to continue enhancing the infrastructure and technology that support our platform in order to facilitate the best product offering, provide reliable site performance and ensure high quality customer service by promptly processing requests and frequently monitoring performance.

We also plan to invest in initiatives to promote further automation and improve efficiency, which will simplify our operations and reduce costs. We will continue to define and implement fraud-prevention strategies, and invest in tools to minimize both fraud exposure and legitimate sales rejections. Moreover, we will continue our focus on minimizing fulfillment leakage and costs by improving internal processes and supplier inventory integration, as we believe there is significant opportunity to capture additional growth in these areas.

Opportunistically Pursue Strategic Acquisitions

We may expand our business through opportunistic acquisitions that enable us to enhance our customer offerings, build our marketplace, enter new geographies or enhance our operational infrastructure. We may also consider acquiring additional technology capabilities through alliances and partnerships. We believe our industry and operational experience and our open and collaborative culture will help us to integrate acquired businesses.

Our Customers

We had approximately 4.6 million and 4.0 million customers for 2017 and 2016, respectively, primarily in Latin America. Our customers are primarily from Latin America traveling domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Most of our customers are traveling for leisure, although we do have some independent business travelers as well.

Our Products

We offer a wide range of travel and travel-related products catering to the needs of Latin Americans traveling domestically within their own country of origin, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently. That information includes approximately ten million user-generated reviews in total as of December 31, 2017, of which 2.1 million and 1.9 million were submitted in 2017 and 2016, respectively. We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. We offer our products online through our website and mobile applications, and use data and analytics to personalize the customer experience on our platform, based on geolocation, past search and purchasing history and social network interactions, which we believe increases engagement and likelihood of purchase.

Air

Through our Air segment, we offer airline tickets, primarily targeted at leisure travelers in Latin America, including travel domestically, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline flight products. Our customers booked approximately 5.3 million, 4.3 million and 4.4 million transactions in our Air segment using our platform in 2017, 2016 and 2015, respectively.

We provide our customers with access to over 300 full service and low-cost airlines. We obtain inventory from these airlines either through a GDS or, primarily in the case of low cost airlines, via direct connections to the airlines’ booking systems. We believe our platform provides comprehensive information to our customers in a time efficient and transparent manner. Customers are quickly and easily able to evaluate a broad range of fares and airline combinations. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Customers can also filter and sort the results of their search easily according to their preferences.

Packages, Hotels and Other Travel Products

The total number of transactions in our Packages, Hotels and Other Travel Products segment was 3.7 million, 3.0 million and 3.3 million in 2017, 2016 and 2015, respectively.

Packages

We offer travelers the opportunity to create custom packages by combining two or more travel products, such as airline tickets and hotel, airline tickets and car rental or hotel and car rental, and booking them in a single transaction. Combining multiple products into a package with a single quoted price allows us to offer customers lower prices than are available for individual products and also helps us to cross-sell multiple products in a single transaction.

Hotels

Through our platform, customers can search, compare and book reservations at more than 453,000 hotels globally through our direct network and third-party inventory. In addition, since 2013 our hotels offering includes vacation rentals.

Customers may search for hotels based on their destination and preferred dates for check-in and checkout, and may filter and sort our search results easily by selecting star ratings, specific hotel chains and location.

Customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Customers can also view hotel pictures and read hotel reviews from other Despegar customers on our platform. Our platform features approximately ten million user-generated reviews in total as of December 31, 2017, of which 2.1 million and 1.9 million were generated in 2017 and 2016, respectively.

As of December 31, 2017, approximately 26,000 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 35 third-party channel managers.

In 2017 and 2016, 9.1% and 9.3%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 13.9% of our ordinary shares outstanding as of December 31, 2017, holds certain rights in its capacity as a shareholder. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” for more information.

We typically do not assume inventory risk as we do not pre-purchase hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods: “pre-pay” and “pay at destination.” Under the pre-pay model, the customer pays us at the time of booking and we pay the hotel after the customer checks out. Under the pay-at-destination model, the customer pays the hotel directly at checkout and we either receive our commission from the hotel or from the customer as a customer booking fee.

Other Travel Products

We also offer other travel products on our platform. We provide our customers access to approximately 1,000 car rental agencies, more than 200 bus carriers, six cruise carriers, approximately 250 destination services suppliers with more than 7,500 activities, and two travel insurance suppliers. While we offer both pre-pay and pay-at-destination options for car rentals, the other travel products that we offer must be prepaid.

Destination Services: We introduced the sale of destination services in 2013. We offer in-destination services as an opportunity for us to offer attractions, tickets, tours and activities and local concierge services to package with other products and as a way to encourage in-destination transactions. The wide array of options offered is intended to suit varying budgets and preferences of potential customers.

Car Rentals: We introduced car rentals in 2012. Currently, we offer car rentals worldwide, with a focus in Latin America and the United States.

Cruise Tickets: We introduced the sale of cruise tickets in 2012. Currently, cruise tickets are available to customers in Argentina, Brazil, Chile, Colombia and Mexico. We currently have relationships with six cruise carriers.

Travel Insurance: We introduced travel insurance products in 2014. We offer travel insurance products in all of our markets except Venezuela and Costa Rica through two third-party providers in Latin America, Assist Card and Travel Ace Assistance. Customers can choose from a range of coverage options depending on their particular needs, such as medical insurance and lost or damaged baggage. Typically, this product is requested in conjunction with a flight and hotel booking. Prior to confirming and proceeding with the reservation of and payment for a flight or hotel booking or a package booking, our customers are offered the opportunity to purchase travel insurance.

Bus Tickets: We introduced the sale of bus tickets within Latin America in January 2016. Currently, bus tickets are available only in Brazil and Argentina, and we intend to expand our coverage further to major cities in Latin America. We currently have relationships with three suppliers that give us access to more than 200 bus carriers.

In addition, we sell digital advertising on our platform.

Payment Options

Credit cards are the primary means of payment for products on our platform. We allow for the use of more than one credit card in a single transaction, permitting customers with lower credit limits to make larger purchases. We also offer other payment alternatives including debit cards as well as several localized payment options by market.

In addition, we have established agreements with a wide range of local and regional banks that allow their credit card holders to purchase our travel products via installment purchase plans, which we believe differentiates us from other global travel agencies which either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. Local banks look to partner with us because of our scale, access to our online audience and high transaction volume. Credit card customers may choose from a range of installment plan offerings and terms from different financial institutions with which the customer holds or obtains a credit card. Many of these installment plan offerings are interest-free to the customer. Installment plans allow our customers to make larger purchases than they may otherwise be able to make in a single payment. Our agreements with local banks allow us to offer installment payment plans without assuming collection risk from the customer and receive payment in full (provided we choose not to factor such installment payments). When customers make purchases using installment plans, the facilitating bank bears the risk that the customer will make the required installment payments. In all markets except Brazil, we typically receive payment in less than one month after booking. In Brazil, we generally receive payment from the installment financing bank only after each scheduled payment due date from the customer (whether or not the customer makes the scheduled payments to the bank). In some cases, we elect to factor or discount these longer-term Brazilian installment receivables, allowing us to receive the payment of the purchase price more quickly. Approximately 55% of our transactions in both 2017 and 2016 were completed using an installment plan.

Marketing and Affiliates

Marketing

We execute a multi-channel marketing strategy. Through this effort, we have created a long-standing brand that is associated with superior travel products, high quality services and competitive prices in Latin America. We have an experienced in-house marketing team dedicated to delivering efficient allocation of time and resources across media channels, without relying on outside agencies or consultants. Key elements of our marketing strategy include:

In-house Teams. We have teams dedicated to: audiovisual content generation across online and offline channels; negotiation with media and agencies to control budget; performance trends and market analysis through strong data analytics; and targeted campaign monitoring.

Buy Direct. Through our direct relationships with key media suppliers throughout Latin America, we believe we are able to secure highly competitive rates across the region, without unnecessary interaction with intermediaries.

“Always On” Strategy. We have 24/7 continuity of marketing campaigns through a combination of online, television, radio, print and other channels tailored for every country and market. We run campaigns to drive maximum awareness, and we use a multi-channel approach in our top markets.

Cross-Device Insights and Custom Attribution Model and Bidding Tools. We measure marketing success across all media channels and devices by reconstructing the user’s marketing path across devices and applying our custom attribution model that feeds our optimization strategy. We have also developed proprietary tools to optimize our investment in search engine marketing (“SEM”) campaigns for Google Adwords by tracking sources of traffic and attributing a percentage of conversions to each event in a user’s marketing path.

Focus on Efficient Use of Media. We continuously analyze the minimum frequency needed on each media channel to deliver targeted marketing messages, events and promotions to customers based on the specific demographics of each market.

Promotions and Sales. We focus aggressively on promotions including discounts, holiday campaigns and financing options. Our technology-driven marketing allows us to dynamically optimize promotions on a daily basis. Some of our recurring promotions are included below:

Affiliates

We have relationships with a network of 8,800 affiliates, including travel agents, airlines, websites and other third parties such as online and offline retailers, in seven countries across Latin America. Our agreements with these affiliates allows them to access our product inventory directly through our platform or through our application program interface (“API”). We believe our affiliate program is attractive because we provide access to a range of travel products that our affiliates otherwise may not be able to access cost-effectively or at all. Our affiliates earn commissions from us depending on country and type of products sold. Furthermore, our affiliate program allows us to expand our footprint in Latin America and distribution network in a cost-effective manner.

Customer Service

Customer experience is a key focus for our business and we believe this is reflected in our strong brand recognition and loyalty throughout Latin America. We emphasize providing personalized support throughout the customer purchase cycle, including automated web-based support and support from live customer service representatives.

In addition to our customer service centers in Brazil and Colombia, we rely on outsourced services to provide 24/7 support to our customers for issues that cannot be resolved through our platform. Our customer service facilities in Brazil are dedicated to our Portuguese-speaking customers, while our customer service facilities in Colombia serve Spanish-speaking customers. Many of our customer service staff at these facilities speak English in addition to Portuguese and/or Spanish. We also have a team of customer service staff dedicated specifically to addressing urgent customer needs, primarily those of customers that are in-destination.

To control expenditures related to customer support, we also outsource certain functions to international call center service providers. These outsourced customer service providers support our internal call center operations and improve our ability to support customers around the world.

We also have implemented comprehensive performance measures to monitor our calls to ensure that our customers receive quality service. In addition, as a part of our customer experience we maintain a database containing customer transactions and user preferences for each customer who has booked services through us in order to provide customized support and offerings in the future. We believe that the design of our existing systems can scale to meet further increases in call volume.

Technology and Data

We use our technology platform to improve the customer experience and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. We employ more than 800 dedicated technology professionals. We actively recruit and train these highly-skilled technology professionals and many of our current technology managers started in our training program.

We own our technology platform, which is comprised of applications that we develop in-house using primarily open source software. Our technology team has adopted a continuous improvement, high-frequency testing approach to our business, aimed at improving both traffic and conversion rates, while maintaining reliability.

Our platform is engineered to provide a personalized and secure experience to our customers. We invest heavily in understanding our customers’ behavior and intentions through a combination of detailed behavioral data collection and machine learning algorithms. Our machine learning algorithms also help us detect fraud attempts. We collect, maintain and analyze behavioral data from all the devices our customers are using to interact with our platform. The insights derived from the analysis of this data form the basis of our enhanced conversion strategies. We use email, social media marketing and retargeting campaigns to remind customers of their searches.

We believe our technology can scale to accommodate significantly higher volumes of site traffic, customers, bookings and the overall growth in our business. We routinely test and expand the capacity of our servers so we are prepared to provide our customers with uninterrupted access to our sites during periods with high levels of user traffic, such as when we are offering promotions. Our information technology platform employs a horizontal architecture, which allows us to increase our processing capacity by adding more hardware in parallel with our existing servers. With this structure, we can grow our platform to accommodate the growth of our business with minimal disruption to the operation of our customer-facing platform and without having to replace our existing equipment.

Our system has been designed around an open architecture with a focus on robust reliability to reduce downtime in the event of outages or catastrophic occurrences. Our platform provides 24/7 availability, except during twice-monthly planned maintenance periods. Our system hardware, which we own, is hosted by a third-party data center in Miami, Florida, which also provides redundant communications lines and emergency power backup.

We believe our technology infrastructure is an important asset due to its robustness, cost-effectiveness and scalability. We continuously evaluate, research and develop new services, platforms infrastructure, and software to improve and solidify our technological systems further and provide a reliable, personalized, fast and secure experience to our customers.

For more information, see “—Intellectual Property” and “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.”

Security, Privacy and Anti-Fraud

We are committed to operating a secure online business. We use various security methods in an effort to protect the integrity of our networks and the confidential data collected and stored on our servers. For example, we use firewalls to protect access to our networks and to the servers and databases on which we store confidential data; we restrict access to our network by virtual private network (“VPN”) with two-factor authentication and conduct periodic audits of data access and modifications of our network; and we use password-protected encryption technology to protect our communication channels and sensitive customer data. In addition, we have developed and use internal policies and procedures to protect the personal information of our customers, and we comply with the Payment Card Industry Data Security Standard (“PCI DSS”). To enforce our security framework we have a dedicated cybersecurity team that conducts penetration testing and application security analysis, develops policies and standards, and ensures compliance with those policies and standards.

We believe that issues relating to privacy and the use of personally identifiable information are becoming increasingly important as the internet and its commercial use continue to grow. We have adopted what we believe is a detailed privacy policy that complies with local legal requirements in each of the Latin American countries in which we operate and outlines the information that we collect concerning our users and how we use it. Users must acknowledge and expressly agree to this policy when registering with our platform, signing up for our newsletters, or making a purchase.

Although we send marketing communications to our users periodically, we use our best efforts to ensure that we respect users’ communication preferences. For example, when users register with us, they can opt out of receiving marketing e-mails from us. Users can modify their communication preferences at any time in the “My Account” section of our sites.

We use information about our users for internal purposes in order to improve marketing and promotional efforts and in order to improve our content, product offerings and site layout. We may also disclose information about our users in response to legal requirements. All information is stored on our servers located in Miami, Florida.

Moreover, we are committed to detecting and deterring possible instances of fraudulent transactions before they are completed. The key components of our fraud-prevention strategy include: (1) a dedicated and specialized fraud prevention team that works closely with our IT staff; (2) engagement with key actors in the online travel industry, such as banks and airlines, which strengthens our early-detection capabilities, thereby reducing the exposure period to potential fraud events; and (3) machine learning systems that analyze multiple factors, including intelligence gathered from our industry relationships, to help us adapt better to changing market conditions and detect and address fraudulent transactions. Our in-house team works with third-party vendors, allowing us to leverage best practices and scale quickly.

Competition

We operate in a highly competitive and evolving market. Travelers have a range of options, both online and offline, to research, find, compare, plan and book air, packages, hotels and other travel products.

Our competitors include:

•	global OTAs with presence in Latin America, such as Booking.com and Expedia and travel metasearch sites;

•	search websites and apps, such as Google and its travel businesses, and e-commerce and group buying websites and apps;

•	alternative accommodation and vacation rental businesses, such as Airbnb;

•	local offline travel agency chains and tour operators, such as CVC Brasil Operadora e Agência de Viagens; and

•	smaller online travel agencies lacking a pan-regional presence.

In addition, our customers have the option to book travel directly with travel suppliers, including airlines, hotels and other travel service providers via online and offline channels. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations” for more information.

We believe that the primary competitive factors in the travel industry, in particular as consumers increasingly research, plan and book travel online, are, among other things, brand recognition, price, availability and breadth of choice of travel services and products, customer service, ease of use, fees charged to travelers, accessibility and reliability. We believe our brands, scale, operational and technological capabilities, including our local knowledge and marketing expertise, provide us with a sustainable competitive advantage.

Intellectual Property

We regard our intellectual property as critical to our future success and rely on a combination of trademark laws and contractual restrictions to establish and protect our proprietary rights in our products. Our intellectual property includes trademarks and domain names associated with the names “Despegar.com” and “Decolar.com.” To protect our platform and technology, we have entered into confidentiality and invention assignment agreements with our employees and certain contractors and suppliers. We own our technology platform, which is comprised of applications that we develop in-house using primarily open source software. We have not registered our technology, however, because we believe it would be difficult to replicate and that it is adequately protected by the agreements we have in place. Additionally, our technology is constantly evolving and any registration may run the risk of protecting outdated technology. We cannot assure you that all our intellectual property is fully protected and enforceable vis-à-vis third parties under all applicable laws in Latin America. For more information, see “Item 3. Key Information — D. Risk Factors—Risks Related to our Business—We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.”

In addition, we are the registrar for certain generic Top-Level Domains (“gTLDs”), namely “.hoteles”, “.vuelos” and “.passagens”. The gTLDs “.hoteles” and “.vuelos” have already completed the sunrise period, while “.passagens” is yet to begin the process.

Seasonality

See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

Regulation

Regulations Related to the Travel Industry

The laws and regulations applicable to the travel industry affect us and our travel suppliers in the jurisdictions in which we operate, the jurisdictions in which our customers reside and the jurisdictions of their destinations. We are also required to be accredited by the International Air Transport Association (“IATA”) in order to promote and sell tickets for airlines connected to IATA.

Brazil

In addition to the standard licenses and permits required for all companies to operate in the travel industry in Brazil, we are subject to a specific registration of tourism providers with the Ministry of Tourism (“CADASTUR”). In Brazil, there are four main norms that govern the activities related to tourism, as well as the enrollment of services providers in the tourism industry: (i) Law No. 11,771/2008, which regulates the National Tourism Policy and defines the responsibilities of the federal government in planning, developing and stimulating the tourism sector; (ii) Decree No. 7,381/2010, which regulates Law No. 11,771/2008; (iii) Ordinance No. 130/2011 from the Ministry of Tourism, which establishes the CADASTUR, the CADASTUR’s consulting committee and regulates other measures; and (iv) Law No. 12,974/2014, which regulates the activities of tourism agencies.

Argentina

As a travel agency in Argentina, Despegar.com.ar must be registered with the Registry of Travel Agents (Registro de Agentes de Viajes) created by Section 5 of Decree No. 2,182/72. The local regulation on commercial tourism activities is comprised of: (i) Law 25,997 and its applicable regulation which governs the development and promotion of tourism in Argentina; (ii) Law 18,829 which defines the regulations applicable to travel agents; (iii) the resolutions issued by the Secretariat of Tourism; and (iv) Law 24,240 as amended, which sets forth the provisions for the protection of consumers.

Regulations that apply to the E-Commerce Industry

We are also subject to a variety of laws, decrees and regulations that affect companies conducting business on the internet in the countries where we operate related to e-commerce, electronic or mobile payments; data collection; data protection; privacy; information requirements for internet providers; taxation (including value added taxes (“VAT”) or sales tax collection obligations); obligations to provide information to certain authorities; and other legislation which also applies to other companies conducting business in general. It is not clear how existing laws in Latin America governing issues such as general commercial activities, property ownership, copyrights and other intellectual property issues, taxation, consumer protection, digital signatures and personal privacy, apply to online businesses. Some of these laws were adopted before the internet was available and, as a result, do not contemplate or address the unique issues of the internet. Due to these areas of legal uncertainty, and the increasing popularity and use of the internet and other online services in our markets, it is possible that new laws and regulations will be adopted with respect to the internet or other online services. These regulations could cover a wide variety of issues, including e-commerce; internet service providers’ responsibility for third-party content hosted in their servers; user privacy; electronic or mobile payments; pricing, content and quality of products and services; taxation (including VAT or sales tax collection obligations, obligation to provide certain information about transactions that occurred through our platform, or about our users); advertising; intellectual property rights; consumer protection and information security. See “Item 3. Key Information — D. Risk Factors—Risks Related to our Business—We process, store and use personal information, card payment information and other consumer data, which subjects us to risks stemming from possible failure to comply with governmental regulation and other legal obligations” and “Item 3. Key Information — D. Risk Factors—Risks Related to our Business—Internet regulation in the countries where we operate is scarce, and several legal issues related to the internet are uncertain” for more information.

Brazil

Resolution (Circular) issued by the Central Bank of Brazil No. 3,682 regulates the payment arrangement (arranjos de pagamento) services in Brazil (“Payment Arrangement Services Rule”). On July 27, 2017 and March 26, 2018, the Central Bank of Brazil revoked and amended certain provisions and included new provisions to the Payment Arrangement Services Rule, which introduced a definition of subaccrediting entities (subrecendiador) and determined that all participants of the payment arrangements should be subject to a centralized settlement system not later than September 28, 2018.

Pursuant to Payment Arrangement Services Rule, subaccrediting entity is defined as a party of the payment arrangement that accredits a recipient to accept a payment instrument issued by a payment institution or a financial institution that is a party to the same payment arrangement, but that does not participate in the settlement process of transactions as creditor in relation to the issuer. In addition, the rule sets forth that the submission to the centralized settlement system is optional if the amount of transactions performed by each subaccrediting entity does not exceed R$500,000,000 (approximately $150,000,000) in a period of 12 months.

The definition of subaccrediting entity provided by the Payment Arrangement Services Rule is not precise enough to confirm that our Brazilian subsidiary would be subject to it.

We have been carrying on a series of discussions with the Central Bank of Brazil, financial institutions and other participants involved in the payments arrangements in order to obtain the necessary clarifications. However, the application of the Payment Arrangement Services Rule to our Brazilian subsidiary, although still unclear, could negatively impact the working capital of our business in Brazil.

Regulations Related to Consumer and Data Protection

We are subject to consumer and data protection laws in every country where we have a website.

Brazil

There are several laws in Brazil dealing with privacy and data protection, including: (i) the Brazilian Federal Constitution, which provides for the protection of individuals’ fundamental and inviolable rights of intimacy/privacy, private life and image; (ii) the Brazilian Civil Code (Law No. 10,406/2002), which reaffirms the Federal Constitution’s provision of fundamental rights, and provides for the right to act against violators in order to cease the violation and seek compensation for suffered damage; (iii) the Consumer Protection and Defense Code (Law No. 8,078/1990), which provides for consumer-related databases, data collection and penalties related therewith; (iv) the Brazilian Internet Act (Law No. 12,965/2014), which establishes principles, guarantees, rights and obligations related to the use of the internet in Brazil; and (v) the Brazilian Internet Act Regulation (Decree No. 8,771/2016), which sets forth security standards to be complied with by internet connection and application providers (online platform operators) when storing personal data.

Brazilian consumer protection authorities and courts take the view that the express consent of the consumer must be obtained before the collection, treatment, sharing and transmission of personal data. With regard to data collection, the Brazilian Internet Act provides that personal data collection, use, storage, sharing, transmission and treatment must be authorized previously and expressly by the individual, consistent with the general privacy principle set forth by the Federal Constitution and Consumer Defense Code. For the purposes of the Brazilian Internet Act and its regulation, personal data is deemed any data related to an identified or identifiable individual, including identifying numbers, location data or electronic identifiers, when related to an individual.

In addition, Law No. 9,507/1997 regulates privacy requirements and the habeas data process, by which individual citizens can ask a court to issue an order to protect, correct or remove their personal data, and recognizes consumers’ rights to access, correct and update their personal information stored in governmental or public databases. For the purposes of this law, a public database is composed by information that either: (i) is and/or may be transmitted to third parties; or (ii) is not exclusively used by the governmental agency or legal entity generating or managing the information.

As an internet-based retailer, we are also subject to several laws and regulations designed to protect consumer rights—most importantly the Consumer Protection and Defense Code, which regulates commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, and advertising and information on products and services offered to the public. The Consumer Protection and Defense Code establishes the legal framework for the protection of consumers, setting out certain basic rights, including the right to clear and accurate information about products and services offered in the consumer market, with correct specification of characteristics, structure, quality and price and the risks they pose. In addition, Executive Decree No. 7.962/13 applies with regards to retaining of service in an online environment. This legislation describes, among others, the rules on disclosure of information, consumer service, payment protection and other procedures for the rendering of online services.

Argentina

In Argentina, we are subject to e-commerce laws such as Resolution No. 104/05 adopted by the Ministry of Economy and the Argentine Consumer Protection Agency, which establishes certain information requirements for internet providers, and Law No. 25,326, as amended, and its corresponding regulations, which mandate the registration of databases with the Data Protection Agency and regulate, among other things, the type of information that can be collected, and how such information can be used.

Moreover, Law No. 24,240, as amended (the “Consumer Protection Law”), sets forth certain rules and principles designed to protect consumers. The Consumer Protection Law was amended on March 12, 2008 by Law No. 26,361 in several respects, including: (i) an increase in the size of the overall group of persons deemed to be consumers, or recipients of the protections of the Consumer Protection Law; (ii) an increase in the maximum penalties applicable to providers that breach the law to AR$5 million, as discussed below, and the granting of power to the administrative authority to require the payment of direct damages by any provider; (iii) requirements that providers pay punitive damages to consumers (which may not exceed AR$5 million); and (iv) regulations regarding the possibility for consumer associations to initiate class actions on behalf of consumer groups. The Argentine Secretary of Commerce, which is part of the Argentine Ministry of Economy, is the national enforcement authority of the Consumer Protection Law, while the Autonomous City of Buenos Aires and the provinces act as local enforcement authorities.

Regulations Related to Taxation

Brazil

In Brazil, between 2011 and 2015, our Brazilian subsidiary was exempt from collection of withholding income tax (“WHT”) on remittances to cover travel expenses of Brazilian individuals abroad, within the parameters established by applicable law. From January 1, 2016 to March 1, 2016, the applicable WHT for payments, credits, delivery, use by or remittance of these amounts to foreign persons was 25%. In February 2016, our Brazilian subsidiary filed a writ of mandamus (a judicial complaint) against the federal tax authority claiming that WHT should not be applicable due to a provision of “non-imposition” contained in the Income Tax Regulations. In March 2016, the court granted our Brazilian subsidiary a preliminary injunction on the writ of mandamus, which allowed our Brazilian subsidiary to make remittances free of WHT while the preliminary injunction was in place. In December 2016, the court published a decision on the merits of the case, against our Brazilian subsidiary (which terminated the effects of the preliminary injunction). Also in December 2016, our Brazilian subsidiary filed a Motion for Clarification, in an attempt to request the court to issue an opinion on the possible application of tax treaties to allow our Brazilian subsidiary to not collect WHT on the basis of their provisions.

Since March 2, 2016, the former WHT exemption was converted into a WHT imposition of 6% on remittances to cover travel expenses of Brazilian individuals abroad, within the parameters established by applicable law. This reduced WHT rate is effective until December 31, 2019 and we cannot assure you that it will be extended in the future. Our Brazilian subsidiary is currently depositing the relevant amounts before the court in order to guarantee that (i) if the company is not successful in the plea before the court, the applicable WHT will be converted into income of the federal revenue, without the imposition of any fines or interest and (ii) if the company is successful in its plea, the amount corresponding to the WHT will be returned to our Brazilian subsidiary with monetary adjustments.

Argentina

Since 2013 we have been the beneficiary of a tax exemption, applicable until January 30th, 2019, under Buenos Aires Municipal Law No. 2,972, which includes, among others, the turnover tax exemption. This law exempts from the turnover tax (as described below) any revenue directly connected to services performed through software applied to e-commerce that are performed within the designated IT district located in Parque Patricios in the city of Buenos Aires, only when: (i) said entity/person is registered under the Information and Communications Technologies Registry; and (ii) the entity/person keeps or increases the number of employees hired at the time of registration. Agreements executed by registered individuals in order to develop any of the activities promoted will also be exempt from stamp tax when the activities are carried out within or from the district. Because we perform e-commerce activity within and outside the IT district, these exemptions are partially applied. Revenue must be attributed to the IT district (and, thus, considered exempt) using a reasonable parameter.

On August 18, 2017, the Argentine National Ministry of Production issued Disposition 82-E/2017, accepting the registration of our Argentine subsidiary in the National Registry of Software Producers, created by Decree 1315/13. As a result of this registration and pursuant to Argentine National Law No. 25,922, as amended, and its corresponding regulations (the “Software Promotion Law”), our Argentine subsidiary has been granted several tax benefits through December 31, 2019. These benefits include (i) a fixed national tax rate, (ii) a fiscal bond equivalent to 70% of the value of 91.05% of the company’s social security tax contribution payments under Laws 19,032, 24,013 and 24,241, which can be used as a tax credit to offset national taxes; provided that not more than 13.83% of this tax credit may be used by the company to cancel Argentine corporate income tax; (iii) exemption from value-added tax withholding regimes; and (iv) a 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents.

On December 27, 2017, the Argentine Senate approved a comprehensive income tax reform effective since January 1, 2018. Among the key features of the bill, (i) reduces the current 35% income tax rate to 30% for 2018 and 2019, and to 25% as from 2020; (ii) imposes a dividend withholding tax paid by an Argentine entity of 7% for 2018 and 2019, increasing to 13% as from 2020; (iii) repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018; iv) imposes income tax on indirect sales of assets located in Argentina for new stock acquisition, when Argentinean assets represent at least 30% of the value of the foreign entity; v) creates new rules applicable to controlled foreign companies for tax recognition of foreign profit investment; vi) introduces taxation of foreign digital services on VAT for B2C (business to consumer) transactions; vii) establishes an advance pricing agreement regime and viii) establishes a mutual agreement procedure for tax treaty interpretation disputes.

Uruguay and Others

We operate as a free trade zone user of the Zonamerica Free Trade Zone in Montevideo, Uruguay (the “Free Trade Zone”), under Law No. 15,921 and its corresponding regulations. No domestic Uruguayan tax whatsoever applies in the Free Trade Zone, except for social security contributions for any Uruguayan employees. No social security contributions are required for non-Uruguayan employees, so long as they do not exceed 25% of the personnel working in the facility located in the Free Trade Zone. In addition, the inflow of goods and services to the Free Trade Zone, as well as their outflow abroad, are tax exempt. The movement of goods and services into a Free Trade Zone from non-Free Trade Zone Uruguayan territory is treated as an export and therefore also exempt from VAT and the Specific Internal Tax (Impuesto Específico Interno or “IEI”). On the other hand, if goods are introduced into non-free Uruguayan territory from a Free Trade Zone, the corresponding import tax will apply. Exporting services from a Free Trade Zone to non-Free Trade Zone Uruguayan territory is generally prohibited. However, in 2016, our Uruguay subsidiary located in the Free Trade Zone was authorized by the Ministry of Economy in Uruguay to have limited operations with a related party located in Uruguay. By law, the Uruguayan state is liable for damages if the tax exemptions, benefits and rights of users of Free Zones granted pursuant to the law are not fulfilled during the term of their contracts.

We also receive certain tax benefits, consisting primarily of a reduced income tax rate, as a free trade zone user in Bogotá, Colombia under Decree 2147.

Regulations Related to Foreign Currency and Exchange Rates

There are also laws and regulations that address foreign currency and exchange rates in many of the countries in which we operate. In certain countries where we operate, we need governmental authorization to pay invoices to a foreign supplier or send money abroad due to foreign exchange restrictions. See “Item 3. Key Information — D. Risk Factors—Risks Related to Latin America—We are subject to significant foreign currency exchange controls in certain countries in which we operate.”

Other Recent Argentine Regulations

Productive Financing Bill. On November 13, 2017, the Macri administration sent to the Congress a Productive Financing Bill, which would introduce significant modifications to the laws regarding capital markets, negotiable instruments and mutual investment funds, among other complementary and relevant legislation, in an effort to modernize and promote the development of the Argentine capital markets. The bill seeks to increase the base of investors and companies participating in the capital markets, promoting productive financing, above all for micro-, small- and medium-sized enterprises, proposing a system for driving and facilitating financing for such enterprises. As of the date of this Annual Report, the bill has been approved by both chambers of the Legislative Branch; however, the Argentine Senate made amendments to the original bill. Therefore, the amended bill must be reviewed by the House of Deputies before being approved.

Corporate Criminal Liability Act. On November 8, 2017, the Argentine Congress passed the Corporate Criminal Liability Act, which seeks to implement certain international standards to penalize legal persons involved in corruption cases. The Corporate Criminal Liability Act entered into effect on March 1, 2018.

Welfare Reform. On November 30, 2017, the Argentine Senate approved the bill proposed by the Macri administration that seeks comprehensive reform of the Argentine welfare system, including modifications to the adjustment formula for retirement earnings and social plans. The Executive Branch subsequently called extraordinary meetings for the House of Deputies to address welfare reform, among other bills. The Welfare Reform entered into effect in December 2017.

Decree No. 27/2018 (Decreto de Necesidad y Urgencia) on Debureaucratization and Simplification: The Executive Branch issued necessity and urgency Decree No. 27/2018 on Debureaucratization and Simplification (published in the Official Gazette on January 11, 2018). With this measure, the Argentine government seeks to reduce the amount of processes companies must complete to be able to operate in the country, seeking to be more efficient and accelerate processing. The Decree includes a set of more than 40 regulations to reduce the processes that companies now have to complete to operate in the country, at the same time that it will allow new practices in the finance and transportation sectors, aimed at reducing costs and becoming more competitive. Key areas include:

1.    Corporations: (i) the National Stock Corporations Register will be under the direction of the Ministry of Justice and Human Rights; (ii) corporations are authorized to keep their shareholding and accounting records using digital media; (iii) corporate action by an apparent shareholder or “nominee” or that of any dormant shareholder is prohibited, generating subsidiary, joint and unlimited liability in the event of violation; and (iv) National Registers will be made available to the public electronically shall be able to be consulted by the public through electronic media.

2.    Consumer Rights: The Law on Consumer Defense was modified, stipulating that information to be given to the consumer will be undertaken using the media that the provider determines, unless the consumer chooses a paper copy. Furthermore, it is clarified that if the media is not stipulated, it will be by electronic means.

3.    Credit Cards: In line with current trends, it is clarified that the signature requirement on a credit card contract made electronically will be satisfactory if the chosen method undoubtedly guarantees the will of the parties and the integrity of the instrument is used. This change makes it possible to obtain a credit card using an digital signature, without the need for a handwritten or digital signature.

4.    Trademarks and Patents: (i) Procedures for opposition are simplified. Thus, oppositions must be resolved by the parties (applicant and opponent) within three months after notification, and, if they are not, the authority will issue a resolution in a procedure yet to be determined; (ii) Notification for all matters must be served electronically to the e-mail address provided by the applicant. In the case of oppositions to third-party trademark applications, they may only be filed online once the new procedure has been properly implemented; (iii) At the request of the party or ex officio, the authority may declare a trademark expired, in whole or in part, for products or services that have not been used in Argentina for five years. A registered and unused trademark in a certain class or for certain products or services does not expire if it was used to market a product or provide a service that is the same or similar to the product or service in question, even when they are in other classes, or if it forms part of the designation of an activity related to the product or service in question; (iv) After the fifth anniversary of the date when the trademark was granted but before the sixth anniversary since that date, the owner must submit an affidavit as to the use given to said trademark until that time. Regarding patents, the periods are shorter and the documents that have to be filed are simplified.

5.    Digital Signature: The exclusions contained in Law 25,506 are eliminated, thereby expanding situations where a digital signature is deemed acceptable.

6.    Employment Promotions: The periods for remaining in the Public Register of Employers with Labor Sanctions (REPSAL), a register where sanctions for informal labor practices and other labor conflicts are published, are modified. This will allow sanctioned companies to remedy their situation more quickly.

7.    Public Works Tenders: The means of communication for public tenders are changed. Thus, in addition to the Official Gazette, they must also be posted on the official website of the agency undertaking the public tender.

8.    Financial Reporting Unit (“UIF”): Changes have been made to simplify and accelerate legal proceedings. Subjects obligated to report to the UIF (for example, financial entities, insurers, gambling establishments, etc.) may share files they keep in connection to their clients that contain information relating to their identification, the source and legal status of funds, with related third parties or not, national or foreign; always being subject to complying with requirements of the Law on the Protection of Personal Data.

10.    Negotiable Instruments: Legal frameworks relating to checks, letters of exchange and promissory notes are updated to admit, in addition to the digital signature, other electronic media that undoubtedly guarantee the authorship and integrity of documents signed by their holders and/or releasers.

11.    Exchange Market: The Law on Brokerage Houses and Exchange Agents has been modified to provide greater flexibility to the system and to strengthen competition. In this way, the entrance of new operators on the exchange market is permitted, reducing the costs that the current system generates for the Argentine Central Bank.

12.    Labor Law: The Labor Contract Law is modified so that, prior to the execution of any preventive or executive garnishment of workers’ wages, it must be procured through the employer so that the latter can make the respective withholdings as corresponding under applicable law.

Although Decree No. 27/2018 is in force, it has been contested in courts that it breaches the Argentine Constitution. In March 2018, three bills were approved in the House of Deputies to approve each of the chapters of Decree No. 27/2018. As of the date of this Annual Report, the three bills are waiting to be reviewed in the Argentine Senate.

Legal Proceedings

From time to time, we are involved in disputes and legal and administrative proceedings that arise in the ordinary course of our business. We are currently engaged in several legal proceedings, including consumer protection, tax, labor and other proceedings. Any claims against us, regardless of whether meritorious, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We have established provisions for such disputes and proceedings in an aggregate amount of $11.8 million as of December 31, 2017. We record a provision in our balance sheet for losses arising from litigation based on an evaluation of the likelihood of loss by our external and internal legal counsel, the progress of related proceedings, the history of losses in similar cases and the individual analysis of each contingency. We record provisions for contingencies based on probable loss or when so required under accounting rules. We do not reserve provisions for possible and remote losses.

We are currently not a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations, other than as set forth below.

Brazil

On June 25, 2014, the National Association of Citizenship and Consumer Defense (“ANADEC”) filed a public civil action against our Brazilian subsidiary to (i) dispute the validity of cancellation clauses which establish a penalty in a percentage higher than 20% of the price paid by the consumer; and (ii) request the return of the amounts paid by all consumers above this percentage. We successfully defended this claim in the trial court and the ANADEC has appealed the decision, which is ongoing. We believe this claim is without merit.

On July 27, 2016, a Brazilian hotel sector association—Forum de Operadores Hoteleiros do Brasil (“FOHB”)—filed a complaint with the Brazilian Administrative Council for Economic Defence (“CADE”) against us, Booking.com and Expedia, with respect to parity provisions in supply contracts. Although we submitted our response to FOHB’s complaint, on October 2016 the CADE launched an administrative inquiry, as they concluded that the facts alleged by FOHB should be examined more deeply. After several months of discussions, that CADE agreed to close the investigations upon the execution of a settlement agreement with us, Booking.com and Expedia. Through the arrangement, the CADE limited the use of parity clauses in the commercial relations between OTAs and their accomodation suppliers. Therefore, parity clauses will not be valid to forbid better offers made by these hotels in their offline sales channels. In addition, the three companies party to the settlement will not be able to demand parity in relation to the prices charged by other online travel agencies. On the other hand, CADE accepted the possibility to keep requiring the parity clause regarding the offer of accommodation through the website of the hotels. The settlement agreement was approved by the CADE Tribunal on March 27, 2018. Now that the agreement is in force, we are required to inform our hotel suppliers about the settlement before June 1, 2018 and to make the necessary adjustments to our current contracts by July 31, 2018. The settlement agreement will be valid for three years and due to the typicity of the conduct, there is no legal obligation to pay a pecuniary contribution. It is important to note that the settlement is limited to the hotels located in Brazil.

Between May and July 2016, Booking.com filed several complaints against us with various public offices: Public Prosecution Office of the State of Rio Grande do Sul, Public Prosecution Office of the State of São Paulo, Consumer Defense Office of the State of Rio de Janeiro, Consumer Defense Office of the State of São Paulo, Consumer Defense Office of the Department of Justice, Consumer Defense Committee of the Legislative Assembly of the State of Rio de Janeiro and the Public Prosecution Office of the State of Rio de Janeiro. Booking.com alleges that (i) we offered higher prices to Brazilian consumers than those offered to foreign consumers for the same accommodation during the same period of time (“geopricing”) and (ii) we made accommodations unavailable for Brazilian consumers whereas foreign consumers were allowed to book the same accommodations (“geoblocking”). Based on these allegations, Booking.com is requesting that the public prosecution offices order us to pay penalties and/or to initiate public civil actions against us in order to prevent the alleged practices. We have presented our administrative defenses to all claims and currently the public prosecution offices are collecting evidence. Such complaints resulted in investigation proceedings with the respective authorities. As a result of these proceedings, in January 2018, the Public Prosecutor’s Office of the State of Rio de Janeiro filed a public civil action against us in the Rio de Janeiro court. The complaint refers to the alleged geopricing and geoblocking practices detrimental to Brazilian consumers and seeks relief to cease the practice and for payment of damages. We filed our defense on March 20, 2018 and we provided evidence to refute the complaint. Although we believe our Brazilian subsidiary has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. The final resolution of this claim, which could take several years, is not likely to have a material effect on our financial position or results of operations.

On October 25, 2016, the National Federation of Hotels, Restaurants, Bars and Similar filed a public civil action against our Brazilian subsidiary with the main purpose of (1) preventing us from increasing the commission percentage charged from the hotels connected to the Federation; (2) requiring us to maintain the current 15% commission percentage with the possibility of adjustment according to an inflation index; (3) requiring us to pay an indemnification to be fixed by the judge and proportional to the alleged violation of rights of the consumers and of the business community; (4) requiring us to pay a penalty of at least 10% of our Brazilian subsidiary’s revenue, after taxes for the last fiscal year, for alleged violation of the economic order; (5) requiring that our directors and/or officers are jointly responsible to pay a fine equivalent to 5% of the penalty imposed on us; (6) preventing us from entering into agreements with public financial institutions or participating in public bids for at least 5 years; (7) obtaining a “recommendation” for the federal tax authority to not allow us to pay any federal taxes by installments or to cancel any tax incentive or public subsidy granted to us; (8) to publish the decision rendered in a newspaper to be determined by the judge for two consecutive days during a 1 to 3 week period; and (9) the offender’s registration under the consumer defense national registry (Cadastro Nacional de Defensa do Consumidor). This proceeding has been dismissed and was not appealed.

Argentina

On June 28, 2017, the Sindicato Empleados de Comercio de Capital Federal (Union for Employees of the Commercial Sector in the City of Buenos Aires, or “SECCF”) filed a lawsuit against our Argentine subsidiary, Despegar.com.ar, in which SECCF is demanding the application of its collective labor agreement to all of the employees of the subsidiary. According to SECCF’s claim, Despegar.com.ar should have withheld and transferred to SECCF an amount equal to 2% of the gross monthly salaries of all of its employees for the period from October 2011 through October 2016. As a result, SECCF is demanding payment of approximately AR$18 million. Certain of Despegar.com.ar’s employees are members of this union, however, we believe that other employees, such as senior management and IT personnel, are not required to be part of this union. Despegar.com.ar filed a response in a timely manner on July 13, 2017, rejecting all the claims. Although we believe Despegar.com.ar has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. The final resolution of these claims, which could take several years, is not likely to have a material effect on our financial position or results of operations.

Tax Proceedings

Brazil

In March 2013, São Paulo tax authorities have asserted Brazilian municipal taxes (“Imposto Sobre Serviço”) and fines against our Brazilian subsidiary relating to the period from 2008 to 2011 in an approximate amount of $21.5 million, including ordinary taxable services on commissions earned. On April 2, 2013, the Company’s Brazilian subsidiary filed an administrative defense against the authorities’ claim. In a decision published on August 30, 2014, the São Paulo tax authorities ruled against the Brazilian subsidiary upholding the claimed taxes and the fines previously imposed. An appeal to the São Paulo City Administrative Court was filed on September 30, 2014. On December 4, 2015, the Administrative Court ruled against the Brazilian subsidiary upholding the claimed taxes and the fines previously imposed. The Company accrued liabilities of $9.9 million for the contingency.

On July 5, 2017, the Municipality of São Paulo, as was expected, published the terms of a special installment program called “Programa de Parcelamento Incentivado, PPI 2017”. On September 12, 2017 the Company filed to join the program and applied for a payment in a single installment for a total amount of $8.9 million, which was made that month.

Argentina

In April 2013 the Argentine Tax authority (“AFIP”) brought criminal charges against Despegar.com.ar SA’s directors on the grounds of an alleged infringement of Law No. 24,769 (as amended, the “Argentine Criminal Tax Law”) following several customers claims related to lack of invoicing and some assumptions generated on high amounts of intercompany balances on financials. AFIP alleged that Despegar.com.ar SA failed to pay certain amounts related to income tax for fiscal years 2009, 2010 and 2011. The criminal court requested AFIP to prepare and produce tax adjustments for the fiscal years included in the accusation. During the assessment process, AFIP determined a taxable base due to intercompany liabilities without supporting documentation and revenue connected to some functions not recognized according to transfer pricing rules. Despegar.com.ar SA amended the corresponding tax returns and paid the corresponding amounts due. In December 2014, the criminal court concluded that the amounts owed by Despegar.com.ar SA for income tax for the fiscal years under review did not reach the minimum threshold required by the Argentine Criminal Tax Law to allow a criminal prosecution. In March 2015, Despegar.com.ar SA was acquitted and the charges dismissed by the criminal court. Despegar.com.ar SA does not have an outstanding contingency relating to this case.

C.	Organizational Structure

Despegar.com, Corp. is a holding company organized in the British Virgin Islands, which owns, directly or indirectly, all of our operating subsidiaries. The diagram below depicts the organizational structure of our key subsidiaries:

D.	Property, Plants and Equipment

The following table shows the location of our significant leased offices and customer service centers, and the term of the leases under which they operate.

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Buenos Aires Argentina	Argentina operation and regional functions	Avenida Corrientes 746	1,480	03/31/2020
Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 999, 2 Floor	4,422	8/31/2021
Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 1069, 5 Floor	1,203	05/21/2022
La Plata, Buenos Aires Argentina	Argentina operation	Calle 532, Nbr. 1211	1,500	9/14/2020
La Plata, Buenos Aires Argentina	Argentina operation	Camino Centenario esq. 511, La Plata	2,600	08/31/2022
São Paulo, Guarulhos, Brazil	Brazil operation	Avenida Timóteo Penteado Nbr. 1578	2,792	8/10/2019
Bogotá, Colombia	Colombia operation and customer service center	Interior 101, Manzana 15, Carretera 106 Nbr. 15A-25, Free Trade Zone	1,754	2/23/2020
Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	2,092	9/14/2020

We also own two properties: (1) an approximately 2,077 square meter facility at Jujuy 2013 in the Parque Patricios tech district of Buenos Aires, Argentina, which houses part of our Argentina operations including IT support, and (2) an approximately 223 square meter facility on Avenida Francisco de Miranda in Caracas, Venezuela, which houses our Venezuela operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their products and access to our users. We are focused on the underpenetrated Latin America travel industry, where approximately $36 billion and $32 billion in gross bookings were transacted in 2017 and 2016, respectively. Gross bookings are expected to grow to approximately $49 billion (in constant terms) by 2021, representing an estimated CAGR of 8.4% for the period 2017 – 2021, according to Euromonitor. In 2017, 36% of all travel bookings were done online, a percentage that is expected to increase to approximately 41% in 2021.

Latin American travel bookings (both online and offline) represented an estimated $99 billion market in 2017 and it is expected to grow to approximately $116 billion by 2021, according to Euromonitor. This represents an estimated CAGR of 4.1% for the period 2017 – 2021. In 2017, airline bookings for Latin America were $41 billion while lodging bookings recorded $48 billion. Car rental and attractions bookings in Latin America combined reached $10 billion in 2017.

Factors driving the growth in online travel bookings include the increase of internet penetration, further adoption of smartphones, tablets and other mobile devices and a growing middle class with greater access to banking services and credit products, together enabling a larger segment of the growing population to transact online or on mobile devices. We believe that our business will continue benefitting from these market trends, although we cannot assure you that our business will grow at the same rates as historic or forecasted market growth.

We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. In 2017, we derived 46.0% and 54.0% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2016, we derived 50.0% and 50.0% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2015, we derived 52.1% and 47.9% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively.

We report our revenue on a net basis, deducting cancellations and amounts that we collect as sales taxes. We derive most of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers. In our Air segment, we recognize revenue for certain up-front incentive commissions and service fees at the time of sale. In our Packages, Hotels and Other Travel Products segment, we generally recognize revenue at the time of travel, except for non-reimbursable transactions, for which we recognize revenue at the time of booking.

For 2017, 2016 and 2015:

•	revenue was $523.9 million, $411.2 million and $421.7 million, respectively;

•	operating income / (loss) was $71.2 million, $35.1 million and $(54.4) million, respectively; and

•	net income / (loss) was $ 42.4 million, $17.8 million and $(85.3) million, respectively.

In May 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for ordinary shares of Despegar.com, Corp., a business company incorporated in the British Virgin Islands to create a new BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a subsidiary of Despegar.com, Corp. The audited consolidated financial statements as of December 31, 2017 and 2016, and for the three years ended December 31, 2017 to the extent related to the events and periods prior to May 3, 2017, are the consolidated financial statements of Decolar.com, Inc., which is our predecessor for accounting purposes.

Key Trends and Factors Affecting Our Business

We believe that our results of operations and financial performance will be driven primarily by the following trends and factors:

•	Growth in and Retention of our Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. We have grown our customer base from 2.7 million unique customers booking travel with us in 2012 to 4.6 million in 2017. One important driver of growth in our customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional suppliers and, in turn, a larger network of suppliers helps us to attract new customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. In 2017 and 2016, approximately 64% and 60%, respectively, of our customers had completed previous purchases on our platform.

•	Cross-Selling: Our financial results are also driven by our ability to cross-sell and increase the number of products that we are able to sell in connection with each trip, which allows us to increase our revenue from each transaction without incurring the costs of acquiring additional customers.

•	Changes in Product Mix and New Product Offerings: In addition to the total volume of transactions, our operating results also vary depending on product mix. In particular, packages and hotels tend to have higher margins than air travel. In addition, we continually seek to expand our product offerings, whether by adding new product categories, such as our introduction of our bus, local concierge and vacation rentals products, which may have higher or lower margins than our overall business, or by the ongoing expansion of our supplier base.

•	Shift to Mobile Transactions: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2017 and 2016, mobile accounted for approximately 54% and 50%, respectively, of all of our user visits, and approximately 28% and 23%, respectively, of our transactions were completed on our mobile platform, complementing our desktop website traffic. In addition, the mix of our transactions via mobile increased by approximately five percentage points in 2016 compared to 2017. Our strategic focus on mobile enables us to remain connected to customers and provides the opportunity for customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.

•	Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2017, our selling and marketing expenditures increased 37% compared to 2016 due to the following: (1) we responded to adverse macroeconomic conditions during 2016, particularly in Brazil and Argentina, (2) currency depreciation, particularly in Argentina in December 2015, reduced our expenditures in dollar terms in 2016, with lower level of currency depreciation in 2017, (3) we reduced expenditures during the imposition of our more effective anti-fraud protocol at the beginning of 2016, and (4) we adjusted our customer acquisition strategy to balance market share and customer profitability in both years. During 2017, our number of transactions increased 26% and gross bookings increased 37%, in both cases compared to 2016.

Key Business Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Year Ended December 31,
	2017	2016	% Change	2016	2015	% Change
	(in thousands)			(in thousands)
Operational
Number of transactions
By country
Brazil	3,713	2,924	26	2,924	3,620	(19)
Argentina	2,264	1,798	26	1,798	1,787	1
Other	3,079	2,490	25	2,490	2,298	8

Total	9,056	7,212	26	7,212	7,705	(6)
By segment
Air	5,285	4,250	24	4,250	4,385	(3)
Packages, Hotels and Other Travel Products	3,771	2,963	27	2,963	3,320	(11)

Total	9,056	7,212	26	7,212	7,705	(6)
Gross bookings	$4,454,548	$3,260,234	37	$3,260,234	$3,596,260	(9)
Financial
Adjusted EBITDA (unaudited)	$89,354	$48,585	84	$48,585	$(39,067)	NM

Note: “NM” denotes not meaningful.

Number of Transactions

The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with customers in each of Brazil, Argentina and the other countries in which we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.

Gross Bookings

Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by our customers through our platform during a given period. We generate substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers for transactions through our platform, and, as a result, we monitor gross bookings as an important indicator of our ability to generate revenue.

Adjusted EBITDA

We define Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation.

We believe that Adjusted EBITDA, a non-GAAP financial measure, provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the online travel industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on our results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•	Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income / (loss).

The table below provides a reconciliation of our net income / (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Net income / (loss)	$42,366	$17,797	$(85,276)
Add (deduct):
Financial expense/ (income), net	17,879	6,752	12,905
Income tax expense	11,994	10,538	18,004
Depreciation expense	5,075	5,089	5,152
Amortization of intangible assets	8,751	7,835	9,287
Share-based compensation expense	4,289	574	861

Adjusted EBITDA	$89,354	$48,585	$(39,067)

Components of Results of Operations

Revenue

We report our revenue on a net basis, deducting cancellations and amounts that we collect as sales taxes. We derive substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers for transactions through our platform. To a lesser extent, we also derive revenue from the sale of third-party advertisements on our websites and from certain suppliers when their brands appears in our advertisements in mass media, which in 2017, 2016 and 2015 amounted to 2.7%, 1.8% and 1.8%, respectively, of total revenue.

The structure of our fees and commissions varies significantly by product. Supplier incentives take several forms, including up-front commissions, which we recognize at the time of booking or upon check-in; back-end commissions and other bonuses based on satisfying volume targets for certain suppliers; as well as certain payments from our GDS suppliers and other suppliers. We also receive certain service fees from our customers, which vary based on a number of factors, including the type of product, destination and point of sale.

In our Air segment, we recognize revenue for certain up-front incentives commissions and service fees at the time of sale. In our Packages, Hotels and Other Travel Products segment, in most cases we recognize revenue at the time of travel, or, in the case of non-reimbursable transactions, at the time of booking. In our merchant, or pre-pay, model transactions, our supplier agreements allow us to receive full payment at the time of booking from the customer while the supplier is paid after check-out. In our agency, or pay-at-destination, model, we may either record the booking without taking payment from the customer or collect an amount equal to the commission from the customer while the customer pays the supplier only at check-out.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have an exclusive contract with Expedia and its affiliates to offer through our platform hotel and other lodging products for all countries outside of Latin America. The contract establishes agreed payment terms. In 2017, 2016 and 2015, 9.1%, 9.3% and 9.3% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia.” Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with suppliers; however, we cannot assure you that we will not experience more volatility in the future.

Cost of Revenue

Cost of revenue consists of (1) credit card processing fees, (2) fees that we pay to banks relating to the customer financing installment plans that we offer, (3) the costs of operating our fulfillment center, customer service and risk management, (4) costs borne by us as a result of credit card chargebacks, including those related to fraud, (5) claims against us under consumer protection laws, (6) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and sales taxes (which are deducted from our revenue) and (7) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue.

Selling and Marketing

Selling and marketing expense is comprised of direct costs, including online marketing such as search engine and social media marketing, and offline marketing, such as television and print advertising. It also includes expenses of our selling and marketing personnel and related overhead usually distributed based on the percentage of our employees attributable to selling and marketing (for example, rent, facilities, depreciation etc.) Lastly, selling and marketing expense also includes commissions paid to certain third-party affiliates for sales that they generate through our systems.

General and Administrative

General and administrative expense consists primarily of personnel expenses for management, including both senior management and local managers, and employees involved in general corporate functions, including finance, accounting, tax, legal, human resources and commercial analysts, our share-based compensation expenses for grants to members of our management team and professional and consulting fees. General and administrative expense also includes a portion of the overhead distributed based on the percentage of our employees attributable to general and administrative (for example, rent, facilities, depreciation etc.). General and administrative expense also includes bad debt expense that we recognize relating to the risk that we are unable to collect receivables from certain suppliers.

Technology and Product Development

Technology and product development expense includes the costs of developing our platform, as well as information technology costs to support our infrastructure, back-office operations and overall monitoring and security of our networks. This expense is principally comprised of personnel and depreciation and amortization of technology assets, including hardware, and purchased and internally-developed software. Technology and product development expense also includes a portion of the overhead expense for our facilities, based on the percentage of our employees attributable to technology and product development. During 2017, 2016 and 2015, we capitalized $12.9 million, $12.2 million and $13.6 million, respectively, for internal-use software and website development costs.

We classify our supplier relationships as a component of the products that we offer to our customers and, accordingly, our costs of acquiring and maintaining supplier relationships, including the costs of our personnel engaged in supplier relationships, are included as a component of technology and product development expense.

Financial Income / (Expense)

The functional currency of Despegar.com, Corp. and the functional currency of certain of our subsidiaries, including our U.S., Ecuador and Venezuela subsidiaries, as well as one of our Uruguay subsidiaries, is the U.S. dollar. Each of our other subsidiaries uses its local currency as its functional currency. Gains and losses resulting from transactions by each entity in non-functional currency are included in financial income / (expense). Financial income / (expense) also includes gains and losses on certain derivative financial instruments that we use to manage our exposure to foreign exchange volatility.

In addition, our assets and liabilities are translated from local currencies into dollars at the end of each period. However, any gains and losses resulting from such translations are reflected in our consolidated statement of comprehensive income / (loss) and are not reflected in our consolidated statements of operations. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Many of our customers finance their purchases from us using installment plans offered by third-party financial institutions. When customers make purchases using installment plans, the third-party financial institution bears the risk that the customer will make the required installment payments. In all markets except Brazil, we typically receive payment in full in less than one month after booking. However, our agreements with financing providers in Brazil allow for a significant delay between the initial transaction and the payment of the purchase price to us. In Brazil, we generally receive payment from the installment financing provider only after each scheduled payment due date from the customer. In the interim, the payment obligation is recognized as a receivable on our balance sheet. In some cases, we elect to factor or discount these Brazilian installment receivables, allowing us to receive the payment of the purchase price more quickly. The difference between the book value of the receivable and the amount that we receive for factoring such receivable is recognized as financial expense.

We also maintain revolving credit facilities in certain jurisdictions, and the associated interest expense is also included in financial income / (expense). As of December 31, 2017, we had outstanding borrowings of $8.2 million under these facilities.

Income Tax Expense

As a Delaware corporation, our predecessor and subsidiary Decolar.com, Inc. is subject to taxation in the United States. In May 2017, the stockholders of Decolar.com, Inc. exchanged their shares for newly issued shares of Despegar.com, Corp. Although Despegar.com, Corp. is organized in the BVI, as a result of the exchange, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, Despegar.com, Corp. is treated for U.S. federal tax purposes as a U.S. corporation and, accordingly, Despegar.com, Corp. is subject to U.S. federal income tax on its worldwide income, at a maximum rate which was reduced from 35% to 21% in January 2018.

We are subject to foreign taxes in the multiple jurisdictions in which we operate. In Brazil and Argentina, the income tax statutory rates are 34% and 35%, respectively.

In certain jurisdictions, we have outstanding net operating losses from prior periods. Deferred taxes related to these loss carryforwards are fully reserved.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year Ended December 31,
	2017		2016
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$241,015	46.0	$205,721	50.0	17
Packages, Hotels and Other Travel Products	282,925	54.0	205,441	50.0	38

Total revenue	523,940	100.0	411,162	100.0	27
Cost of revenue	142,479	27.2	126,675	30.8	13

Gross profit	381,461	72.8	284,487	69.2	34
Operating expenses
Selling and marketing	166,288	31.7	121,466	29.5	37
General and administrative	72,626	13.9	64,683	15.7	12
Technology and product development	71,308	13.6	63,251	15.4	13

Total operating expenses	310,222	59.2	249,400	60.7	24
Operating income	71,239	13.6	35,087	8.5	103
Financial income	2,389	0,5	8,327	2.0	71

Financial expense	(19,268)	(3,7)	(15,079)	(3.7)	28
Net income before income taxes	54,360	10.4	28,335	6.9	92
Income tax expense	11,994	2.3	10,538	2.6	14

Net income	$42,366	8.1	$17,797	4.3	138

Revenue

Revenue increased by 27%, from $411.2 million in 2016 to $523.9 million in 2017. The increase in revenue was primarily a result of 26% increase in the number of transactions from 7.2 million in 2016 to 9.1 million in 2017, and a 37% increase in gross bookings from $3,260 million in 2016 to $4,455 million in 2017. The increase in number of transactions and gross bookings was primarily due to stabilizing macroeconomic conditions in Brazil and Argentina, an increase in our selling and marketing activities, changes in product mix with a shift to packages, hotels and other travel products as well as an increase in the proportion of international travel, which typically results in higher average selling prices and higher revenue per transaction, and the real appreciation of the local currency in Brazil.

The following is a discussion of our revenue broken down by our two business segments: Air; and Packages, Hotels and Other Travel Products.

Air Segment. The revenue in our Air segment increased by 17%, to $241.0 million in 2017 from $205.7 million in 2016, primarily due to an increase of 24% in the number of transactions in this segment, partially offset by a decrease of 6% in the average revenue per transaction for the segment, resulting primarily from a decrease in our rate of commissions, incentives and fees due to a commercial strategy to increase sales opportunities.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment increased by 38%, to $282.9 million in 2017 from $205.4 million in 2016, primarily due to an increase of 27% in the number of transactions in this segment, as well as an increase of 8% in the revenue per transaction, resulting primarily from a greater product mix of international travel along with a longer length of average stay.

The following presents a breakdown of our revenue by: commissions, incentives and fees; advertising; commissions for the release of aged payables; and deferred revenue.

	Year Ended December 30,
	2017	2016
	(in thousands)
Commissions, incentives and fees(1)	$514,126	$396,892
Advertising(1)	14,277	7,375
Commissions for release of aged payables	6,147	9,378
Deferred revenue	(10,610)	(2,483)

Total revenue	$523,940	$411,162

(1)	Net of sales tax.

The following table presents a breakdown of our revenue for commissions, incentives and fees by: pre-pay model; pay-at-destination model; and other.

	Year Ended December 31,
	2017	2016
	(in thousands)
Pre-pay model	$412,679	$321,990
Pay-at-destination model	23,710	22,907
Other(1)	77,737	51,995

Total revenue	$514,126	$396,892

(1)	Primarily includes incentives from our travel suppliers, primarily airlines and GDSs.

Our revenue from our pre-pay model increased by 28% in 2017 mainly due to our increased promotional activity to take advantage of higher demand for sales in installments. Our revenue from our pay-at-destination model increased by 4% in 2017, mainly due to the increase in revenues from hotels and car rentals. Other revenue increased by 50% in 2017, mainly due to an increase in revenue from advertising and the negotiation of more favorable terms with GDSs.

Cost of Revenue

Cost of revenue increased from $126.7 million in 2016 to $142.5 in 2017, or an increase of 13%. The increase was a result of an increase in the installments expenses related to the increase in the number of transactions as well as higher financing costs from the third party banks providing the installment plans. Credit card merchant fees also increased due to the higher mix of Packages, Hotels and Other Travel Products where we are the merchant of record and incur a credit card merchant fee, as well as the greater instances in which we were also the merchant of record in Air transactions. These increased costs were partially offset by a decrease in the fraud expense due to our implementation of more effective anti-fraud protocol at the beginning of 2016. As a percentage of revenue, cost of revenue decreased from 31% in 2016 to 27% in 2017.

Gross Profit

Gross profit increased from $284.5 million in 2016 to $381.4 in 2017, or an increase of 34%, mainly due to the higher revenue margin from the Packages, Hotels and Other Travel Products segment which has higher margins. As a percentage of revenue, gross profit increased from 69.2% in 2016 to 72.8% in 2017.

Selling and Marketing

Selling and marketing expense increased from $121.5 million in 2016 to $166.2 million in 2017, or an increase of 37%. The increase was a result of our continued investments to build brand awareness and to increase market share as well as our reduction in selling and marketing expenses during 2016 in response to an increase in fraud activity at the end of 2015. As a percentage of revenue, selling and marketing expense increased from 29.5% in 2016 to 31.7% in 2017.

General and Administrative

General and administrative expense increased from $64.7 million in 2016 to $72.6 million in 2017, or an increase of 12%. The increase was a result of a higher share-based compensation and higher bonus accrual resulting from our improved performance, as well as an increase in personnel costs due to a higher headcount and higher consulting expenses, partially offset by severance expenses in the fourth quarter of 2016. As a percentage of revenue, general and administrative expense declined from 15.7% in 2016 to 13.9% in 2017.

Technology and Product Development

Technology and product development expense increased from $63.3 million in 2016 to $71.3 million in 2017, or an increase of 13%. The increase was a result of higher personnel costs. As a percentage of revenue, technology and product development expense declined from 15.4% in 2016 to 13.6% in 2017.

Operating Income

In 2017, we had an operating income of $71.2 million as compared to our operating income of $35.1 million in 2016, or an increase in operating income of $36.1 million. As a percentage of revenue, our operating income increased from 8.5% in 2016 to 13.6% in 2017.

The following table presents a breakdown of our operating income by our two business segments.

	Year Ended December 31,
	2017	2016
	(in thousands)
Air	$56,532	$23,841
Packages, Hotels and Other Travel Products	28,785	16,801
Unallocated corporate expenses	(14,078)	(5,555)

Total operating income	$71,239	$35,087

Corporate expense allocation is based on the expenses planned in the annual budget, and variances to the budget are also recorded in unallocated corporate expenses. Unallocated corporate expenses in both 2017 and 2016 were more than expected as compared to the annual budget which is used as the basis of allocation. Expenses were more than budgeted due to an increase in stock compensation expense, consulting expenses, management bonus accrual and management personnel expense as compared to the annual budget.

Air Segment. Our operating income from our Air segment increased from $23.8 million in 2016 to $56.5 million, primarily due to an increase in Air revenue and a reduction in fraud expenses. As a percentage of revenue from our Air segment, our operating income from our Air segment increased from 11.6% in 2016 to 23.4% in 2017.

Packages, Hotels and Other Travel Products Segment. Our operating income from our Packages, Hotels and Other Travel Products segment increased from $16.8 million in 2016 to $28.8 million in 2017, primarily due to an increase in revenue from this segment, partially offset by higher deferred revenue during 2017. As a percentage of revenue from our Packages, Hotels and Other Travel Products segment, our operating income from our Packages, Hotels and Other Travel Products segment increased from 8.2% in 2016 to 10.2% in 2017.

Financial Income / (Expense)

Financial expense increased by 150%, from $6.8 million in 2016 to $16.9 million in 2017. The increase was primarily a result of increased factoring activity in Brazil related to the increase in number of transactions and gross bookings, as well as a lower foreign exchange gain due to the lower rates of depreciation in local currencies. As a percentage of revenue, financial expense increased from 1.6% in 2016 to 3.2% in 2017.

Income Tax Expense

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations consist of current and deferred income taxes (or, in certain jurisdictions, taxes based on our assets rather than our taxable income) and withholding taxes incurred in these jurisdictions. Income tax expense increased from $10.5 million in 2016 to $12.0 million in 2017, primarily as a result of higher pre-tax income. The effective tax rate in 2017 was 22%, compared to 37% in 2016. The lower effective rate in 2017 was due primarily to the recognition of deferred tax assets and a reversal of a tax contingency due to the expiration of the statute of limitations.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,
	2016		2015
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$205,721	50.0	$219,817	52.1%	(6)
Packages, Hotels and Other Travel Products	205,441	50.0	201,894	47.9	2

Total revenue	411,162	100.0	421,711	100.0	(3)
Cost of revenue	126,675	30.8	154,213	36.6	(18)

Gross profit	284,487	69.2	267,498	63.4	6
Operating expenses
Selling and marketing	121,466	29.5	170,149	40.3	(29)
General and administrative	64,683	15.7	78,181	18.5	(17)
Technology and product development	63,251	15.4	73,535	17.4	(14)

Total operating expenses	249,400	60.7	321,865	76.3	(23)
Operating income / (loss)	35,087	8.5	(54,367)	(12.9)	NM
Financial income / (expense)	(6,752)	(1.6)	(12,905)	(3.1)	(48)

Net income / (loss) before income taxes	28,335	6.9	(67,272)	(16.0)	NM
Income tax expense	10,538	2.6	18,004	4.3	NM

Net income / (loss)	$17,797	4.3	$(85,276)	(20.2)	NM

Note: “NM” denotes not meaningful.

Revenue

Revenue declined by 2.5%, from $421.7 million in 2015 to $411.2 million in 2016. The decline in revenue was primarily a result of a lower number of transactions, which declined by 7% from 7.7 million in 2015 to 7.2 million in 2016, and lower gross bookings, which declined by 9% from $3,596 million in 2015 to $3,260 million in 2016. The reduction in number of transactions and gross bookings was partially a result of economic weakness in our largest markets of Brazil and Argentina, including a decline in the value of the Brazilian real and the Argentine peso, which contributed to a decrease of almost 20% in the number of transactions in Brazil as travel became more expensive for our customers, as well as a decrease in the revenue per transaction expressed in dollars.

We imposed a more restrictive anti-fraud protocol in 2016 as a response to an increase in attempted fraudulent transactions, which resulted in an increased rate of rejection of legitimate transactions, also reducing gross bookings. Our anti-fraud protocols were further refined in late 2016, and we believe that we are now better able to identify fraudulent transactions while rejecting fewer legitimate transactions.

In addition, our revenue for 2016 was positively affected by $9.4 million in commissions for the release of aged payables resulting primarily from our institution of a new clause in our contracts with suppliers, as well as $6.4 million in lower deferred revenue relating to the anticipation of the currency devaluation in Argentina in December 2015, both as described below, which partially offset the decline in revenue from 2015.

The following is a discussion of our revenue broken down by our two business segments: Air; and Packages, Hotels and Other Travel Products.

Air Segment. The revenue in our Air segment declined by 6.4%, to $205.7 million in 2016 from $219.8 million in 2015, primarily due to (i) a decrease of 3% in the volume of Air transactions and (ii) a decrease of 4% in the average revenue per transaction for the segment, resulting from a similar decrease in our average selling price for the segment.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment increased by 1.8%, to $205.4 million in 2016 from $201.9 million in 2015. Excluding the effects of commissions for the release of aged payables and deferred revenue, as discussed below, segment revenue would have decreased 5.4% primarily due to (i) a decrease of 11% in the volume of Packages, Hotels and Other Travel Products transactions, net of (ii) an increase of 7% in the average revenue per transaction for the segment. This increase in the revenue per transaction was due to higher revenue margins and a change in product mix with an increase in the share of packages, which have the highest average revenue per transaction in the segment.

The following presents a breakdown of our revenue by: commissions, incentives and fees; advertising; commissions for the release of aged payables; and deferred revenue.

	Year Ended December 30,
	2016	2015
	(in thousands)
Commissions, incentives and fees(1)	$396,892	$422,554
Advertising(1)	7,375	7,274
Commissions for release of aged payables	9,378	722
Deferred revenue	(2,483)	(8,839)

Total revenue	$411,162	$421,711

(1)	Net of sales tax.

In 2016, we instituted a new clause in our contracts with suppliers of prepaid products, imposing a 12-month time limit from the check-out date for our travel suppliers to invoice us for payment. As a result of that change, we were able to recognize approximately $9.4 million in revenue for release of aged payables. Although we may earn higher revenue for the release of aged payables in the future as a result of this new 12-month time limit, we do not anticipate such a large effect on our revenue in any period going forward because we recognized the effects of the new policy for prior years in 2016.

In addition, in 2016 we had a decrease of $6.4 million in deferred revenue primarily due to increased booking activity in the fourth quarter of 2015 in Argentina in anticipation of an expected significant devaluation in the peso with a new president and administration taking office in December 2015. Consistent with our accounting policies, we deferred the related revenue of refundable transactions for 2015 from these bookings until the check-outs took place in 2016.

The following table presents a breakdown of our revenue for commissions, incentives and fees by: pre-pay model; pay-at-destination model; and other.

	Year Ended December 31,
	2016	2015
	(in thousands)
Pre-pay model	$321,990	$332,277
Pay-at-destination model	22,907	35,495
Other(1)	51,995	54,782

Total revenue	$396,892	$422,554

(1)	Includes incentives from our travel suppliers, primarily airlines and GDSs.

Our revenue from our pre-pay model decreased by 3% in 2016, which is consistent with our decline in total revenue, as explained above. Our revenue from our pay-at-destination model declined by 36% in 2016, mainly because in 2016 we were more selective in the hotels for which we offered pay-at-destination rates, in an effort to decrease the level of bad debt, which is higher in this model. Other revenue decreased 5% in 2016, mainly due to the impact of lower Air revenue in connection with incentives provided by GDS partners.

Cost of Revenue

Cost of revenue declined from $154.2 million in 2015 to $126.7 million in 2016, or a decline of 18%. The decline was partially a result of lower fraud expense recognized in 2016 as compared to 2015, which we believe was due in part to our implementation of more effective anti-fraud protocol. Although the chargebacks that we experienced due to the heightened fraud attempts from late 2015 through 2016 were more prominent in 2016, we were able to identify the trend in fraud attempts in 2015 and we created a reserve for increased fraud expense in 2015. The decline in cost of revenue was also partially a result of improved efficiency as we were able to reduce headcount at our fulfillment center by 23% from mid-2015 to the end of 2016, and a result of the decline in revenue and gross bookings. As a percentage of revenue, cost of revenue declined from 36.6% in 2015 to 30.8% in 2016.

Gross Profit

Gross profit increased from $267.5 million in 2015 to $284.5 million in 2016, or an increase of 6%, as our reduction in cost of revenue more than offset our decline in revenue. As a percentage of revenue, gross profit increased from 63.4% in 2015 to 69.2% in 2016.

Selling and Marketing

Selling and marketing expense declined from $170.1 million in 2015 to $121.5 million in 2016, or a decline of 28.6%. The decline was partially a result of a reduction of marketing activities, totaling approximately $48.6 million, mostly in Brazil and Argentina, as we adjusted our customer acquisition strategy to balance the expansion of market share and customer profitability. The decline was also partially a result of currency depreciation, particularly the Argentine peso, relative to our reporting currency of the dollar. As a percentage of revenue, selling and marketing expense declined from 40.3% in 2015 to 29.5% in 2016.

General and Administrative

General and administrative expense declined from $78.2 million in 2015 to $64.7 million in 2016, or a decline of 17%. The decline was primarily a result of a reduction in compensation costs as a result of currency depreciation, particularly the Argentine peso, relative to our reporting currency of the dollar, as many of our general and administrative functions are located in Argentina as well as a reduction in headcount of administrative personnel, partially as a result of our use of ERP processes for certain finance and accounting functions. The decline was also partially a result of a $9.8 million tax contingency recorded in 2015. As a percentage of revenue, general and administrative expense declined from 18.5% in 2015 to 15.7% in 2016.

Technology and Product Development

Technology and product development expense declined from $73.5 million in 2015 to $63.3 million in 2016, or a decline of 14%. The decline was primarily a result of a reduction in compensation costs. The decline in compensation costs was a result of currency depreciation, particularly in the Argentine peso, as compared to our reporting currency of the dollar, as well as reductions in headcount of our travel supplier management personnel, partially as a result of automation, and of our operations and customer service personnel, primarily due to outsourcing. As a percentage of revenue, technology and product development expense declined from 17.4% in 2015 to 15.4% in 2016.

Operating Income / (Loss)

In 2015, we had an operating loss of $54.4 million as compared to operating income of $35.1 million in 2016, or an increase in operating income of $89.5 million. This increase was a result of declines in cost of revenue and in each component of our operating expenses, partially as a result of currency depreciation, particularly in the Argentine peso, as compared to our reporting currency of the dollar. These declines in expenses were partially offset by a decline in revenue. As a percentage of revenue, our operating income / (loss) increased from (12.9)% in 2015 to 8.5% in 2016.

The following table presents a breakdown of our operating income / (loss) by our two business segments.

	Year Ended December 31,
	2016	2015
	(in thousands)
Air	$23,841	$1,909
Packages, Hotels and Other Travel Products	16,801	(36,255)
Unallocated corporate expenses	(5,555)	(20,021)

Total operating income	$35,087	$(54,367)

Corporate expense allocation is based on the expenses planned in the annual budget, and variances to the budget are also recorded in unallocated corporate expenses. Unallocated corporate expenses in both 2016 and 2015 were less than expected as compared to the annual budget which is used as the basis of allocation. Expenses were less than budgeted due to reductions in headcount and cost reduction initiatives.

Air Segment. Our operating income from our Air segment increased from $1.9 million in 2015 to $23.8 million in 2016, primarily due to (i) the recognition in 2015 of a Brazilian tax authority claim, as discussed in Note 13 to the consolidated financial statements, (ii) lower marketing and IT expenses, and (iii) lower fraud charges. As a percentage of revenue from our Air segment, our operating income from our Air segment increased from 0.9% in 2015 to 11.6% in 2016.

Packages, Hotels and Other Travel Products Segment. Our operating income / (loss) from our Packages, Hotels and Other Travel Products segment increased from a $(36.3) million loss in 2015 to $16.8 million of income in 2016, primarily due to the reasons described above, which caused the variation in the Air segment, plus the effects of commissions for the release of aged payables and deferred revenue. As a percentage of revenue from our Packages, Hotels and Other Travel Products segment, our operating income / (loss) from our Packages, Hotels and Other Travel Products segment increased from (18.0)% in 2015 to 8.2% in 2016.

Financial Income / (Expense)

Financial expense declined by 47.7%, from $12.9 million in 2015 to $6.8 million in 2016. The decline was primarily a result of our election to reduce our factoring of receivables for outstanding payments from third-party financial institutions relating to customer purchases using installment plans in Brazil. We reduced our use of factoring in 2016 in part to increase the total amount of our receivables denominated in Brazilian reais in order to reduce our net currency exposure to the Brazilian real. Increasing our receivables denominated in Brazilian reais reduced our net currency exposure to the Brazilian real because we also carry an accounts payable balance due to suppliers in Brazil that is also denominated in Brazilian reais. We also were able to reduce our use of factoring in part because our stronger operating cash flows in 2016 reduced our financing needs. As a percentage of revenue, financial expense declined from 3.1% in 2015 to 1.6% in 2016.

Income Tax Expense

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations consist of current and deferred income taxes (or, in certain jurisdictions, taxes based on our assets rather than our taxable income) and withholding taxes incurred in these jurisdictions. Income tax expense decreased from $18.0 million to $10.5 million, primarily as a result of (1) lower non-deductible expenses and (2) an increase in non-taxable income.

Seasonality

We generally experience seasonal fluctuations in our financial results. Latin American travelers, particularly leisure travelers who are our primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year. Leisure travel is more common in Latin America at that time because those quarters include the summer months in the southern hemisphere, along with many school holidays and the Christmas holiday season. We typically experience a higher volume of transactions in the fourth quarter relating to travel in that period. However, many of the transactions booked in the fourth quarter relate to travel dates in the first quarter of the following fiscal year and, as a result, much of the revenue associated with those transactions is not recognized until the first quarter of the following year.

Our financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although we have recognized more revenue associated with those bookings in the first quarter of each year. The decrease in our results of operations from the first quarter of 2017 to the second quarter of 2017 is primarily the result of this seasonality. For 2015 and 2016, the effects of seasonality were negated by macroeconomic conditions and other factors that impacted our results.

Quarterly Information

The following table sets forth our unaudited quarterly results and certain key business metrics for each fiscal quarter in the years ended December 31, 2017 and 2016. The unaudited quarterly results set forth below have been prepared on a basis consistent with our audited consolidated financial statements, and we believe they include all normal recurring adjustments necessary for a fair statement of the financial information presented below. The following table should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report.

	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Revenue	95,115	98,797	106,088	111,162	124,999	123,462	131,468	144,011
Cost of revenue	(33,494)	(33,752)	(26,150)	(33,279)	(31,140)	(35,087)	(37,869)	(38,383)

Gross profit	61,621	65,045	79,938	77,883	93,859	88,375	93,599	105,628

Operating expenses
Selling and marketing	(28,577)	(29,133)	(31,374)	(32,382)	(35,546)	(43,289)	(41,097)	(46,356)
General and administrative	(15,186)	(13,960)	(13,576)	(21,961)	(18,869)	(18,618)	(15,318)	(19,821)
Technology and product development	(15,561)	(15,942)	(15,718)	(16,030)	(15,408)	(17,644)	(18,907)	(19,349)

Total operating expenses	(59,324)	(59,035)	(60,668)	(70,373)	(69,823)	(79,551)	(75,322)	(85,526)

Operating income / (loss)	2,297	6,010	19,270	7,510	24,036	8,824	18,277	20,102

Net financial income / (expense)	(386)	(3,653)	(850)	(1,863)	(6,156)	(1,611)	(2,880)	(6,232)

Net income / (loss) before income taxes	1,911	2,357	18,420	5,647	17,880	7,213	15,397	13,870

Income tax expense	(2,646)	(2,178)	(4,067)	(1,647)	(2,486)	(3,806)	(4,190)	(1,512)

Net income / (loss)	$(735)	$179	$14,353	$4,000	$15,394	$3,407	$11,207	$12,358

Key Business Metrics:

Operational
Number of transactions	1,632	1,706	1,839	2,035	2,129	2,210	2,298	2,419
Gross bookings	$661,577	$755,413	$844,782	$998,462	$1,019,102	$1,061,026	$1,116,022	$1,258,398

Financial
Adjusted EBITDA (unaudited)(1)	$5,340	$9,241	$22,830	$11,174	$28,072	$13,155	23,027	25,100
Net income / (loss)	$(735)	$179	$14,353	$4,000	$15,394	$3,407	11,207	12,358
Add (deduct):
Financial Income	(3,108)	(815)	(1,708)	(2,696)	(448)	(467)	(663)	(811)
Financial Expense	3,494	4,468	2,558	4,559	6,604	2,078	3,543	7,043
Income tax expense	2,646	2,178	4,067	1,647	2,486	3,806	4,190	1,512
Depreciation expense	1,265	1,263	1,450	1,111	1,343	1,362	1,337	1,033
Amortization of intangible assets	1,728	1,918	2,060	2,129	1,517	2,039	2,454	2,741
Share-based compensation expense	50	50	50	424	1,176	930	959	1,224

Adjusted EBITDA	$5,340	$9,241	$22,830	$11,174	$28,072	$13,155	$23,027	$25,100

(1)	The table below provides a reconciliation of our net income/loss to Adjusted EBITDA.

Critical Accounting Policies and Use of Estimates

Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with U.S. GAAP.

Preparation of the consolidated financial statements included elsewhere in this Annual Report requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

For more information on each of these policies, see note 3—Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this Annual Report. We discuss information about the nature and rationale for our critical accounting estimates below.

Accounting for Certain Pre-pay Revenue

We accrue the cost of certain pre-pay revenue based on the amount we expect to be billed by suppliers. In certain instances when a supplier invoices us for less than the cost we accrued, we generally recognize those amounts as revenue twelve months in arrears, when we determine it is not probable that we will be required to pay the supplier, based on historical experience and contract terms. Actual revenue could be greater or less than the amounts estimated due to changes in hotel billing practices or changes in traveler behavior.

Recoverability of Goodwill and Indefinite and Definite-Lived Intangible Assets

Goodwill. We assess goodwill for impairment annually as of December 31, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

We generally base our measurement of fair value of reporting units on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital, long-term rate of growth and profitability of our business and working capital effects.

We believe the weighted use of discounted cash flows is the best method for determining the fair value of our reporting units because these are the most common valuation methodology used within the travel and internet industries.

Indefinite-Lived Intangible Assets. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of brands and domains, using the relief-from-royalty method. This method assumes that the brands and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital.

Definite-Lived Intangible Assets. We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

The use of different estimates or assumptions in determining the fair value of our goodwill, indefinite-lived and definite-lived intangible assets may result in different values for these assets, which could result in an impairment or, in the period in which an impairment is recognized, could result in a materially different impairment charge.

Income Taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

Other Long-Term Liabilities

Various Legal and Tax Contingencies. We record liabilities to address potential exposures related to business and tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when the likelihood of payment is probable and the amounts can be reasonably estimated. The determination for required liabilities is based upon analysis of each individual tax issue, or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. In addition, our analysis may be based on discussions with outside legal counsel. The ultimate resolution of these potential tax exposures and legal proceedings may be greater or less than the liabilities recorded.

Stock-Based Compensation

Our primary form of employee stock-based compensation is stock option awards. We measure the value of stock option awards on the date of grant at fair value using the appropriate valuation techniques, including the Black-Scholes and Monte Carlo option-pricing models. We amortize the fair value over the remaining term on a straight-line basis. We account for forfeitures as they occur. The pricing models require various highly judgmental assumptions including volatility and expected option term. If any of the assumptions used in the models change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Recently Issued and Not Yet Adopted Accounting Pronouncements under U.S. GAAP

For information on recently issued accounting pronouncements under U.S. GAAP, see note 3 of our audited consolidated financial statements.

B.	Liquidity and Capital Resources

We believe, based on our current operating plan, that our existing cash and cash equivalents, together with other sources of financing and cash flows from operating activities, will be sufficient to meet our anticipated cash needs for working capital, financial liabilities, capital expenditures and business expansion for at least the next twelve months. However, we may, from time to time, explore additional financing sources to lower our cost of capital, which could include equity, equity-linked and debt financing. In addition, from time to time, we may evaluate acquisitions and other strategic opportunities. If we elect to pursue any such investments, we may fund them with internally generated funds, proceeds from our initial public offering, bank financing, the issuance of debt or equity or a combination thereof. In addition, our payment terms with our customers and suppliers often allow us to receive payment from customers before we are required to make payments to our suppliers, which also reduces our need to use external sources of financing.

The ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below. In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net profit (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2017, our Argentine subsidiary was required to set aside a legal reserve of $0.4 million, while our Uruguayan subsidiary was required to set aside a legal reserve of $0.8 million, both of which were fully constituted.

We also maintain revolving credit facilities in certain jurisdictions to cover short-term working capital requirements. As of December 31, 2017, we had outstanding borrowings of $8.2 million.

Restricted and Unrestricted Cash and Cash Equivalents

As of December 31, 2017, 2016 and 2015, we had unrestricted cash and cash equivalents of $371.0 million, $76.0 million and $102.1 million, respectively. The increase in unrestricted cash and cash equivalents as of December 31, 2017 is largely due to the net proceeds from our initial public offering in September 2017. In addition, as of December 31, 2015 we had short-term investments of $40.0 million, with a maturity greater than three months. After December 31, 2015, those funds were reinvested in short-term investments with a maturity shorter than three months and, as a result, the amounts were classified as cash and cash equivalents rather than short-term investments as of December 31, 2016.

Additionally, as of December 31, 2017, 2016 and 2015, we had restricted cash and cash equivalents of $39.8 million, $43.2 million and $33.8 million, respectively, which primarily consisted of amounts held in restricted accounts to secure our obligations to various suppliers.

Positive Cash Cycle

The cash cycle in our business presents a source of working capital for our company. Our pre-pay model allows us to collect cash amounts from transactions with our customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim. Under our pre-pay model, we receive cash payments through credit card companies used by customers at or near the time of booking, and we are required to make payments related to the booking to the relevant suppliers generally two to three months afterwards, typically after the customer uses the reservation and the supplier invoices us. As of December 31, 2017, 2016 and 2015, we had deferred merchant bookings of $137.4 million, $84.5 million and $90.6 million, respectively.

If our pre-pay model declines relative to our pay-at-destination, model or our overall business, or if there are changes to the pre-pay model such as changes in booking patterns or customer or supplier payment terms, our overall working capital benefits could be reduced. In such event, we could be required to obtain additional working capital financing, including using factoring, which would increase our financial expense. In addition, in the event of a significantly contracting market or a prolonged market disruption, or a prolonged disruption to our platform, we could face liquidity constraints if we have used cash received from customers in our business and are not able to obtain cash through our operations or from financing to make subsequent payments to travel suppliers. In addition, a significant change in currency values could affect our payment obligations to travel suppliers, although we believe that our hedging policies mitigate our exposure to currency fluctuations.

Cash Flows

Cash Flows for the Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table sets forth certain consolidated cash flow information for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016
	(in thousands)
Net cash flows used in operating activities	$61,226	$(43,292)
Net cash flows (used in) / provided by investing activities	(18,261)	14,384
Net cash flows provided by financing activities	254,114	5,142
Effect of exchange rate changes on cash and cash equivalents	(2,034)	(2,382)

Net increase / (decrease) in cash and cash equivalents	295,045	(26,148)

Net Cash Flows (Used in) / Provided by Operating Activities

Operating activities provided net cash of $61.2 million in 2017 and used net cash of $43.3 million in 2016. While in 2016 net cash used in operating activities was impacted by the payment of the heightened fraud attempts from late 2015, net cash in 2017 was benefitted by the increase of $36.1 million in operating income. The cash flows from operating activities during 2017 increased mainly due to the higher volume of sales under the prepay model. This had an impact in the accounts receivables and in the travel supplier payables balances.

Net Cash Flows Provided by / (Used in) Investing Activities

Investing activities used net cash of $18.2 million in 2017 and generated net cash of $14.4 million in 2016. While in 2016 cash provided by investing activities was primarily the result of the realization of a short-term investment made in 2015, in 2017 cash was impacted mainly by an increase of restricted cash caused by an increase in business volume.

Net Cash Flows Provided by Financing Activities

Financing activities provided net cash of $254.1 million in 2017 and provided net cash of $5.1 million in 2016. The net cash flows provided by financing activities in 2017 were primarily a result of the completion of our initial public offering in September 2017. The net cash flows provided by financing activities in 2016 were primarily a result of increased borrowings under our revolving credit facilities.

Currency Exchange Rates

The translation effect of converting cash held in local currencies to dollars reduced our cash and cash equivalents by $2.0 million and $2.4 million in 2017 and 2016, respectively.

Cash Flows for the Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table sets forth certain consolidated cash flow information for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
(in thousands)	2016	2015
Net cash flows used in operating activities	$(43,292)	$(24,249)
Net cash flows provided by / (used in) investing activities	14,384	(80,986)
Net cash flows provided by financing activities	5,142	198,793
Effect of exchange rate changes on cash and cash equivalents	(2,382)	(12,478)

Net (decrease) / increase in cash and cash equivalents	(26,148)	81,080

Net Cash Flows Used in Operating Activities

Operating activities used net cash of $43.3 million in 2016 and $24.2 million in 2015. The increase in net cash used in operating activities was primarily the result of an increase in receivables, which was primarily a result of our decision to allow our receivables from third-party financial institutions relating to installment plan purchases in Brazil to remain outstanding for a longer period instead of factoring such receivables to receive payment more quickly. We reduced our use of factoring in 2016 in part to increase the total amount of our receivables denominated in Brazilian reais to reduce our currency risk with respect to our balance of accounts payable to suppliers in Brazil that are denominated in Brazilian reais. We also were able to reduce our use of factoring in part because our otherwise stronger operating cash flows in 2016 reduced our financing needs. The increase in cash used in operating activities was partially offset by an increase in net income in 2016.

Net Cash Flows Provided by / (Used in) Investing Activities

Investing activities provided net cash of $14.4 million in 2016 and used net cash of $81.0 million in 2015. The increase in net cash provided by investing activities was primarily the result of holding $40.0 million in short-term investments with a maturity longer than three months in 2015, which was classified as a short-term investment, and then reinvesting that $40.0 million in investments with a maturity shorter than three months in 2016, which was classified as cash and cash equivalents. The increase in net cash flows from investing activities was also impacted by a decrease in investment in intangible assets in 2016. In addition, in 2015 we pledged $10.0 million of cash to Expedia, which was then classified as restricted cash (see note 14 to our audited consolidated financial statements).

Net Cash Flows Provided by Financing Activities

Net cash flows provided by financing activities were $198.8 million in 2015 and $5.1 million in 2016. The net cash flows provided by financing activities in 2015 were primarily a result of Expedia’s investment in the common stock of Decolar.com, Inc. (our predecessor), which provided us with $270.0 million, of which $45.0 million was used to repurchase shares from other stockholders and $50.0 million was used to repay a portion of our indebtedness. The net cash flows provided by financing activities in 2016 were primarily a result of increased borrowings under our revolving credit facilities.

Currency Exchange Rates

The translation effect of converting cash and cash equivalents held in local currencies to dollars reduced our cash and cash equivalents by $12.5 million and $2.4 million in 2015 and 2016, respectively.

C.	Research and Development, Patents and Licenses

Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our customers. In 2017, 2016 and 2015, we spent $71.3 million, $63.3 million and $73.5 million, respectively, on software development and other technology and product development activities.

D.	Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Key Trends and Factors Affecting Our Business.” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information— D. Risk Factors.”

Macroeconomic and Political Environment Conditions in the Countries in which We Operate

Our customers are primarily located in Latin America, particularly in Brazil and Argentina, and to a lesser extent in Mexico and other countries in the region. Our results of operations and financial condition are significantly influenced by political and economic developments in the countries in which our customers reside and, to a lesser extent, in the countries to which our customers may travel, and the effect that these factors may have on the availability of credit, employment rates, disposable income, average wages and demand for travel in those countries. In the mid- to long-term, we believe that macroeconomic changes in the region will generally benefit us due to an expanding middle class, increasing disposable income, reduced unemployment and lower interest rates, among other factors.

Currency Exchange Rates

We report our financial results in dollars, but most of our revenue and expenses are denominated in local currencies. Any changes in the exchange rates of any such currencies against the dollar will affect our reported financial results as translated into dollars. Furthermore, many of our customers travel internationally and any changes in the exchange rate between their home currency and the currency of their destination may influence their travel purchases.

Inflation

Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our customers.

Below is a summary of certain macroeconomic data for Brazil and Argentina, our two largest markets, for 2017, 2016 and 2015:

Brazil
	2017	2016	2015
Real GDP growth (decline)(1)	1.0%	(3.6)%	(3.8)%
Population (in millions)(1)	208	207	205
Inflation(1)	2.9%	6.3%	10.7%
Exchange rate(2)	3.3080	3.2591	3.9048

(1)	Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2)	Source: Banco Central do Brasil. Data as of December 31 of each year.

Argentina
	2017	2016	2015
Real GDP growth (decline)(1)	2.9%	(2.2)%	2.6%
Population (in millions)(1)	44.04	43.59	43.13
Inflation(1)	25%	41%	27%
Exchange rate(2)	18.90	16.10	13.30

(1)	Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(2)	Source: Banco de la Nación Argentina. Data as of December 31 of each year.

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, except for operating lease obligations as described above, we did not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of December 31, 2017:

	Payments Due by Period
		Within
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$13,230	$4,036	$7,023	$2,171	—
Other long-term liabilities(1)	125,000	—	—	—	125,000

Total contractual obligations	$138,230	$4,036	$7,023	$2,171	$125,000

(1)	We may be required to make a termination payment of $125.0 million to Expedia if, among other things, we elect to terminate the Expedia Outsourcing Agreement on or after March 6, 2022 or the marketing fee threshold of $5.0 million over a rolling six month period is not achieved. Such amount is reflected as a long-term liability on our balance sheet. For more information on our relationship of Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia.” Since we entered into the Expedia Outsourcing Agreement in March 2015, we have not failed to meet the required threshold. Our average margin from March 2015 through December 2017 has been 207% of the threshold, with our lowest margin being 151% of the threshold during the six-month period ended September 2015 and our highest margin being 282% of the threshold during the six-month period ended December 2017. Although we are significantly above the required threshold and believe that we have sufficient flexibility to continue to meet the threshold on a going forward basis, our ability to do so could be impaired by a significant and prolonged disruption in the global travel industry or our platform. For more information, see “Item 3. Key Information — D. Risk Factors.”

There have been no material changes to our contractual obligations since December 31, 2017.

G.	Safe Harbor

See “Part I. Introduction – Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The business and affairs of the Company are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company and may exercise all the powers of the Company and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Accordingly, our board of directors have significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.

Our board of directors consists of seven members. Our memorandum and articles of association authorize us to have seven directors or such other number of directors as is from time to time fixed by resolution of the board.

Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors.” Pursuant to our memorandum and articles of association, each of our directors is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2018, 2019 and 2020, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected, as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our directors are divided among the three classes as follows:

•	the Class I Directors are Adam Jay and one vacancy, and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III Directors are Nilesh Lakhani, Jason Lenga and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2020.

Elections will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No director may be elected or re-elected at any special meeting of our shareholders.

In March 2018, Gary Morrison resigned from his position as Class I Director and our board of directors appointed Adam Jay to fill Mr. Morrison’s position as Class I director. Adam Jay will serve as a Class I Director until our annual meeting of stockholders to be held in 2018. In April 2018, Rodrigo Catunda resigned from his position as Class I Director. As of the date of this Annual Report, our board of directors has not appointed a new director to fill Mr. Catunda’s position and, as a result, there is currently a vacancy on our board.

The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Jason Lenga	43	Chairman of the Board and Director
Damián Scokin	51	Chief Executive Officer and Director
Nilesh Lakhani	58	Director
Adam Jay	42	Director
Martín Rastellino	47	Director
Mario Eduardo Vázquez	82	Director

Our board of directors has the exclusive power to fill any vacancy arising on the board from time to time and to increase the size of the board of directors from time to time and appoint additional directors in connection therewith. Our shareholders may not vote to fill any vacancy or to change the size of our board.

A director of the Company may only be removed: (i) with cause, by a resolution approved by shareholders holding not less than two-thirds of the voting rights at a meeting of shareholders called for the stated purpose of removing the director or for stated purposes including the removal of the director, or (ii) with cause, by a resolution approved by directors holding not less than two-thirds of the voting rights of all of those directors entitled to vote on the resolution at a meeting of directors or by way of unanimous written consent of those directors entitled to vote on the removal. See “Item 16G. Corporate Governance—Differences in Corporate Law” for further information.

The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

Jason Lenga has served as a member of our board of directors and as chairman of our board since April 2015. Mr. Lenga is an Operating Partner at Tiger Global Australia Pty Ltd, which he joined in 2015. Prior to joining Tiger Global, Mr. Lenga was a senior executive at Australian Stock Exchange listed Seek Limited, a leading global online employment marketplace. From December 1999 to June 2015, Mr. Lenga worked at Seek Limited in a variety of senior roles developing Seek’s strategic direction as well as establishing and driving key parts of its business, including the development of the group’s significant international assets. Prior to joining Seek, Mr. Lenga was a solicitor in the mergers and acquisitions practice of Mallesons Stephen Jaques, an Australian commercial law firm. Mr. Lenga also serves on the board of directors of Zhaopin Limited (NYSE: ZPIN). Mr. Lenga received a Bachelor of Laws degree and a Bachelor of Commerce degree from the University of New South Wales in Australia.

Damián Scokin joined Despegar in December 2016 and has served as our Chief Executive Officer (“CEO”) since February 2017 and as a member of our board of directors since April 2017. From November 2014 to November 2016, prior to becoming our CEO, Mr. Scokin was the CEO of Ultrapetrol (Bahamas) Limited (“Ultrapetrol”), where he continues to be a member of the company’s board of directors. Mr. Scokin helped navigate Ultrapetrol through its negotiations with creditors as a result of adverse market conditions in the energy and natural resources sectors, which, subsequent to his departure as CEO of the company, resulted in the filing of a Chapter 11 prepackaged reorganization plan agreement with a U.S. bankruptcy court at the beginning of 2017. From 2005 to 2014, Mr. Scokin held several positions within the LATAM Airlines Group. From 2012 to 2014, Mr. Scokin served as CEO for LATAM’s International Business Unit, where he was in charge of leading the merger and integration process of LAN Airlines, the biggest airline in Chile, and TAM Linhas Aereas, one of Brazil’s leading airlines. Prior to the merger process, Mr. Scokin worked as CEO for the International Business Unit of Lan Airlines in Chile and as CEO for LAN Argentina before that, where he was in charge of the company’s startup and early development in Argentina. Mr. Scokin started his career in 1995 as an associate of Mckinsey & Company in Boston, where he eventually became partner. Mr. Scokin holds Bachelor degrees in Economics and Industrial Engineering from the University of Buenos Aires and a Masters in Business Administration from Harvard Business School.

Nilesh Lakhani has served as a member of our board of directors since October 2012. Mr. Lakhani serves on the board of directors of Netshoes (Cayman) Limited (NYSE: NETS) and, from 2013 to 2014, served on the board of directors of QIWI plc (Nasdaq: QIWI). Mr. Lakhani has been an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund since 2015 and has also held key executive positions with growth companies in the technology, media and financial services industries. From 2010 to 2012, he was the Chief Financial Officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the Chief Financial Officer of Yandex N.V. (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media, Inc. (Nasdaq: CTCM) from 2004 to 2007. Prior to that, Mr. Lakhani was the Chief Financial Officer of Pogo.com, and was Vice President of Global Operations at Electronic Arts after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a Bachelor degree in Economics from the University of Manchester and a Masters in Business Administration in Finance from the University of San Francisco.

Adam Jay has served as a member of our board of directors since March 2018. Mr. Jay is Senior Vice President Global Products and Marketing at Hotels.com, an Expedia Group, Inc. brand. Mr. Jay joined Expedia Group in February 2012. From 2007 until 2012, he served as VP of Strategy and Global Transformation at Travelport plc. Prior to that, he led Product for Avis Europe plc (now Avis Budget Group) and also spent a number of years at Boston Consulting Group. Mr. Jay currently serves on the board of Checkatrade.com, a UK-based subsidiary of Homeserve plc. He has an MBA from INSEAD and an MA (Hons) in Politics, Philosophy and Economics from Oxford University.

Martín Rastellino has served as a member of our board of directors since June 2017. Mr. Rastellino is a co-founder of the Company and has been extensively involved in the management of the Company from 1999 until June 2017. He has served as our Chief Operating Officer and Head of Hotels Business, among other key managerial positions. Prior to joining the Company, Mr. Rastellino served as a Manager for Teleglobe in the United States and has also worked as an auditor for Arthur Andersen in Argentina between 1993 and 1997. Mr. Rastellino received a Bachelor degree in Public Accounting from the University of Buenos Aires and a Masters in Business Administration from Duke University.

Mario Eduardo Vázquez has served as a member of our board of directors since August 2014. From June 2003 to November 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Prior to that, Mr. Vázquez worked in auditing for Arthur Andersen for 33 years, including as a partner and general director covering Latin American markets, including Argentina, Chile, Uruguay, and Paraguay. Mr. Vázquez previously taught as a professor of Auditing at the Economics School of the Universidad de Buenos Aires. Mr. Vázquez also serves on the board of directors and is president of the Audit Committee of Globant S.A. (NYSE: GLOB) and MercadoLibre, Inc. (NYSE: MELI) He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica S.A. (Spain), Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez also previously served as a member of the board of directors and as the president of the Audit Committee of YPF, S.A. (NYSE: YPF) Mr. Vázquez received a Bachelor degree in Public Accounting from the Universidad de Buenos Aires.

Executive Officers

The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	51	Chief Executive Officer
Michael Doyle	47	Chief Financial Officer
Juan Pablo Alvarado	48	General Counsel
Gonzalo García Estebarena	37	Commercial Director
Sebastián Mackinnon	46	Head of Air
Martín Molinari	46	Head of Packages, Hotels and Other Travel Products
Pablo Montivero Araya	49	Head of Distribution

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

Michael Doyle has served as our Chief Financial Officer (“CFO”) since June 2013. Prior to becoming our CFO, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was also the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company founded by Craig McCaw and Bill Gates. Mr. Doyle started his career as an investment banker at Morgan Stanley & Company in New York and Singapore. While in Singapore, he also worked for the Government of Singapore Investment Corporation, structuring private equity investments in Southeast Asia. Mr. Doyle holds a Bachelor degree in Finance from Southern Methodist University and a Masters in Business Administration from Harvard Business School.

Juan Pablo Alvarado has served as our General Counsel since August 2015. From December 2014 to July 2015, Mr. Alvarado served as Of Counsel at Estudio Beccar Varela. From 2006 to 2013, Mr. Alvarado served as General Counsel and member of the Executive Committee of El Tejar Limited. From 2001 to 2006, he served in various positions at Mondeléz International, most recently as the Legal Director for the Southern Cone Region in South America. Mr. Alvarado also serves as a member of the board of directors of Asociación Latinoamerica de Internet and served as President of Fundación para la Integración Social Oscar Alvarado, a not-for profit organization. Mr. Alvarado received a high school diploma from Colegio Cardenal Newman, Law degree from the Universidad Católica Argentina de Derecho and a Master of Laws degree from Duke University.

Gonzalo García Estebarena has served as our Commercial Director, overseeing Air and Packages, Hotels and Other Travel Products, since September 2017. Prior to joining us, he held several positions at LATAM Airlines Group from 2011 to 2017, including Vice President of International Revenue Management and Global Head of Sales. Prior to that, Mr. García Estebarena was a management consultant with McKinsey & Company from 2003 to 2011. Mr. García Estebarena received a Bachelor degree in Electronic Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and a Masters in Business Administration with Distinction from Harvard Business School.

Sebastián Mackinnon has served as our Head of Air, with a regional scope, since December 2015. From October 2001 to December 2015, Mr. Mackinnon served in various positions at Diageo plc, an international alcoholic beverages company, mostly recently as General Manager covering Peru, Bolivia and Ecuador. Prior to thank, Mr. Mackinnon held various positions at Mondeléz International and Kimberly-Clark Corporation. Mr. Mackinnon received a high school diploma from Colegio Cardenal Newman, a Bachelor degree in Business Administration from the Pontificia Universidad Católica Argentina and a Masters in, Business Administration from the CEMA University in Buenos Aires.

Martín Molinari has served as our Head of Packages, Hotels and Other Travel Products since March 2017. Prior to that, Mr. Molinari served as our Head of Cross-Selling from March 2013 to March 2017 and as our Mexico Country Manager from August 2005 to February 2013. Prior to that, Mr. Molinari served as General Manager for Iberojet Internacional, a tour operator that is a division of Iberostar Group. Mr. Molinari received a Bachelor degree in Tourism Business Management from the Universidad de Morón. Mr. Molinari is based in Montevideo, Uruguay.

Pablo Montivero Araya has served as our Head of Distribution since February 2015 with responsibilities for overseeing all countries as well as distribution channels and loyalty programs. Prior to joining us, he served in various positions at PepsiCo, Inc., most recently as Senior Vice President and General Manager for PepsiCo Foods South Cone. Mr. Montivero Araya received a Bachelor degree in Industrial Engineering from the Universidad de Buenos Aires and a Masters in Business Administration in International Business from the Thunderbird School of Global Management at Arizona State University. Mr. Montivero Araya is based in Montevideo, Uruguay.

Family Relationships

There are no family relationships among any of our directors or executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

For the years ended December 31, 2017, 2016 and 2015, the aggregate compensation to the officers and independent members of our board of directors amounted to $6,259,454, $4,418,091 and $1,538,406, respectively. We did not pay any compensation to the remaining directors in 2016 and 2015, and did not pay any other cash compensation or benefits in kind to our directors in 2017, 2016 and 2015, other than the equity awards described under “—Equity Incentive Plans.” Additionally, during 2015 and 2016 we entered into certain severance and non-compete arrangements with our founders, including a founder who is currently a member of our board of directors and our audit committee. For more information, see note 14 to our audited consolidated financial statements included in this Annual Report. Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to company car benefits and levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “—Equity Incentive Plans.”

Equity Incentive Plans

Our board of directors has adopted two stock option plans, namely, the 2015 Stock Option Plan (the “2015 Plan”) and Amended and Restated 2016 Stock Incentive Plan (the “2016 Plan” and, together with the 2015 Plan, the “Plans”). The terms of the 2015 Plan and the 2016 Plan are substantially similar. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, outside directors and consultants, and to promote the success of our business. Our board of directors believes that our Company’s long term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

On March 6, 2015, we granted 90,626 RSUs under the 2015 Plan. Each RSU represents the right to receive one ordinary share. We will not issue any additional awards under the 2015 Plan to our employees.

We have reserved 4,861,777 ordinary shares for issuance under our 2016 Stock Incentive Plan, of which 3,900,000 stock options were issuable upon the exercise of outstanding equity awards and 465,518 RSUs were authorized for granting by our board on March 1, 2018.

Administration. The Plans are administered by our board of directors or a committee designated by our board of directors constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each award.

Eligibility. Only employees, outside directors and consultants are eligible for the grant of non-incentive stock options (“NSOs”), and the direct award or sale of shares or RSUs or other share-based awards, in the case of the 2016 Plan. Only employees are eligible for the grant of incentive stock options (“ISOs”). The term “option” as used in this section refers to both NSOs and ISOs.

Moreover, a person who owns more than 10% of the total combined voting power of all classes of our outstanding share capital is not eligible for ISO grants unless (i) the exercise price is at least 110% of the fair market value of a share on the date of the grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of the grant.

Vesting Schedule. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. In the case of the currently outstanding RSUs, that were granted prior to our initial public offering, two vesting requirements must be satisfied on or before the expiration date in order for the ordinary shares subject to the award to vest: (i) a time-based service requirement where a portion of the RSUs vest in each of three years from the grant date, provided that the recipient remains in continuous service through each applicable date and (ii) a requirement that the Company completes an initial public offering or change of control event (the “Liquidity Event Requirement”). If the Liquidity Event Requirement is triggered by an initial public offering, it will be deemed satisfied upon the earliest of (i) the 181st day following the initial public offering; (ii) the March 15th following the year in which the initial public offering occurs, or (iii) the expiration date. In addition, the RSUs that were authorized for granting by our board in March 2018 are subject to (i) a time-based service requirement by which vesting occurs in installments over five years and (ii) a performance-based vesting requirement on the basis of our future EBITDA. The options granted under the 2016 Plan also feature both (i) a time-based service requirement, by which vesting occurs in installments over five years and (ii) a Liquidity Event Requirement. In the case of the options granted under the 2016 Plan, if the Liquidity Event Requirement is triggered by an initial public offering then it will be deemed satisfied upon the earliest of (i) the 181st day following the initial public offering and (ii) the day immediately preceding the expiration date. In addition, in the case of options granted under the 2016 Plan to our Chief Executive Officer and his direct reports, if the optionee is subject to an involuntary termination without cause within 12 months after a change of control event occurs, then his or her options immediately vest and become exercisable with respect to all then-unvested shares upon such termination, and the time-based service requirement is deemed to have been satisfied with respect to all shares subject to those options. As of the date of this Annual Report, the Liquidity Event Requirement for all outstanding options and RSUs has been satisfied.

Award Agreement. Awards granted under the Plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award.

Transfer Restrictions. Options, other share-based awards and RSUs may not be transferred other than by will or the laws of succession or by gift or domestic relations order to an immediate family member of the optionee or, in the case of options under the 2016 Plan, a trust established by the optionee for the benefit of the optionee and/or one or more of the optionee’s immediate family, and are exercisable during the lifetime of the optionee only by the optionee or by the optionee’s guardian or legal representative.

Exercise of Awards. The term of options may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option will be determined by the stock option plan administrator and may include cash or cash equivalents, a promissory note, ordinary shares, delivery of an irrevocable direction to a securities broker appointed by us to sell the shares and deliver all or part of the proceeds to us, consideration received by us under a cashless exercise program implemented by us, or any other form of payment permitted by applicable law. No cash consideration is required of the recipient in connection with the grant of the RSUs.

Termination of Awards. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the options, whichever occurs first. Unvested RSUs are forfeited to us upon the recipient’s termination of service with us. Treatment of other share-based awards upon a termination of service are as set forth in the award agreement.

Third-Party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding awards will be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are party, in the manner determined by our board of directors in its capacity as administrator of the Plans, with such determination having final and binding effect on all parties), which agreement or determination need not treat all awards (or all portions of an award) in an identical manner.

Amendment, Suspension or Termination. Our board of directors has the authority to amend, suspend or terminate the Plans at any time and for any reason, without shareholder approval, except to the extent required by applicable law. Unless terminated earlier, the Plans will terminate automatically ten years from the later of (i) the date when the Plan was adopted or (ii) the date when our board of directors approved the most recent increase in the number of shares reserved for issuance; provided that the ability to grant ISOs under the 2016 Plan will terminate on the tenth anniversary of the date when the maximum number of shares reserved for ISOs was approved by our shareholders. As noted above, no further awards will be granted under our 2015 Plan.

C.	Board Practices

For information about the date of expiration of the current term of office and the period during which each director and executive officer has served in such office, see “—A. Directors and Senior Management.” For information about contracts for benefits upon termination of employment, see “—B. Compensation.”

Board Committees

Our board of directors may establish committees from time to time with such responsibilities as determined by our board. Members will serve on these committees until their resignation or until otherwise determined by our board. Our board of directors have established an audit committee, as described below.

Audit Committee

Our audit committee consists of Mario Eduardo Vázquez, Nilesh Lakhani and Martin Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez and Lakhani satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Lakhani and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual and quarterly audited consolidated financial statements with management and our independent auditors;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our internal and independent auditors;

•	reporting regularly to our full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

D.	Employees

As of December 31, 2017, we had 2,961 employees. We also contracted with certain third-party providers to support our call center employees. As of December 31, 2017, we contracted hours equivalent to approximately 364 outsourced employees. The following tables show a breakdown of our employees as of December 31, 2017, 2016 and 2015 by category of activity.

	Number of Employees as of
Division/Function		December 31,
	2017	2016	2015
Operations and customer service	1,068	1,161	1,493
Sales and marketing	201	177	194
Technology and content	1,081	1,010	1,053
General and administrative(1)	566	550	662

Total	2,961	2,898	3,402

(1)	Includes business development, administration, finance and accounting, legal and human resources.

As of December 31, 2017, 351 of our employees in Argentina, all of our employees in Brazil and all of our employees in Mexico were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.

We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2018 by (1) each of our directors and executive officers and (2) all of our directors and executive officers as a group.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

	Outstanding Ordinary Shares as of March 31, 2018
Name of Beneficial Owner	Number	%
Directors and Executive Officers:
Rodrigo Catunda(1)	—	—
Nilesh Lakhani(2)	7,929	*
Jason Lenga(3)	—	—
Adam Jay	—	—
Martín Rastellino(4)	600,000	*
Damián Scokin(5)	30,000	*
Mario Eduardo Vázquez	—	—
Juan Pablo Alvarado(6)	14,000	*
Michael Doyle(7)	100,626	*
Gonzalo García Estebarena(8)	10,000	*
Sebastián Mackinnon(9)	18,000	*
Martín Molinari(10)	174,631	*
Pablo Montivero Araya(11)	32,000	*
Directors and Executive Officers as a Group (13 persons)	987,186	1.43

*	Represents beneficial ownership of less than 1%.
(1)	In April 2018, Mr. Catunda resigned from his position as Class I Director. Mr. Catunda is a Vice President in General Atlantic’s São Paulo office. Mr. Catunda is not deemed to share voting or dispositive control over the shares held by the GA Funds listed in footnote 1 to the table in Item 7, “Major Shareholders and Related Party Transactions” below. Mr. Catunda disclaims beneficial ownership of such shares.
(2)	Consists of 7,929 ordinary shares held by Mr. Lakhani, a member of our board of directors.
(3)	Mr. Lenga is an Operating Partner at Tiger Global Australia Pty Ltd. Mr. Lenga is not deemed to share voting or dispositive control over the shares held by Tiger Global listed in footnote 3 to the table in Item 7, “Major Shareholders and Related Party Transactions” below. Mr. Lenga disclaims beneficial ownership of such shares.
(4)	Consists of 600,000 ordinary shares held of record by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A.
(5)	Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. In March 2017, Mr. Scokin was granted 400,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 30,000 shares shown in the table above consist of the 20,000 options vested pursuant to the 2016 Plan and 10,000 shares acquired through the directed share program implemented in our initial public offering (the “Directed Share Program”). See “Item 6—B. Compensation.” Mr. Scokin is our Chief Executive Officer and a director.
(6)	Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. In March 2017, Mr. Alvarado was granted 100,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. Alvarado remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 14,000 shares shown in the table above consist of the 5,000 options vested pursuant to the 2016 Plan and 9,000 shares acquired through the Directed Share Program. See “Item 6—B. Compensation.” Mr. Alvarado is our General Counsel.
(7)	Does not reflect any shares that may be issued upon settlement of outstanding RSUs which will not be exercisable within 60 days of March 31, 2018. In March 2015, Mr. Doyle was granted 90,626 RSUs, (i) 40,626 of which vested on January 1, 2016; (ii) 20,000 of which vested on January 1, 2017; (iii) 20,000 of which vested on January 1, 2018; and (iv) 10,000 of which will vest on July 1, 2018, in each case provided that Mr. Doyle remains in continuous service as an employee, director or consultant of the Company through each applicable date. In March 2017, Mr. Doyle was granted 200,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. Doyle remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 100,626 shares shown in the table above consist of 80,626 RSUs vested pursuant to the 2015 Plan, 10,000 options vested pursuant to the 2016 Plan and 10,000 shares acquired through the Directed Share Program. See “Item 6—B. Compensation.” Mr. Doyle is our Chief Financial Officer.
(8)	Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. In August 2017, Mr. García Estebarena was granted 200,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 10,000 shares shown in the table above consist of 10,000 options vested pursuant to the 2016 Plan. See “Item 6—B. Compensation.” Mr. García Estebarena is our Commercial Director.

(9)	Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. In March 2017, Mr. Mackinnon was granted 200,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. Mackinnon remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 18,000 shares shown in the table above consist of 10,000 options vested pursuant to the 2016 Plan and 8,000 shares acquired through the Directed Share Program. See “Item 6—B. Compensation.” Mr. Mackinnon is our Head of Air.
(10)	Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. In March 2017, Mr. Molinari was granted 200,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. Molinari remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 174,631 shares shown in the table above consists of (i) 114,631 ordinary shares held of record by Ioannis S.A.; (ii) 50,000 ordinary shares held of record by Busmont S.A.; and (iii) 10,000 options vested pursuant to the 2016 Plan. Mr. Molinari has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of both Ioannis S.A. and of Busmont S.A. See “Item 6—B. Compensation.” Mr. Molinari is our Head of Packages, Hotels and Other Travel Products.
(11)	Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. In March 2017, Mr. Montivero Araya was granted 200,000 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which will vest on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, in each case provided that Mr. Montivero Araya remains in continuous service as an employee, director or consultant of the Company through each applicable date. The 32,000 shares shown in the table above consist of 10,000 options vested pursuant to the 2016 plan and 22,000 shares acquired through the Directed Share Program. See “Item 6—B. Compensation.” Mr. Montivero Araya is our Head of Distribution.

For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2018 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

	Outstanding Ordinary Shares as of March 31, 2018
Name of Beneficial Owner	Number	%
% Shareholders:
Tiger Global(1)	30,204,172	43.7
Expedia, Inc.(2)	9,590,623	13.9
General Atlantic Partners(3)	3,175,223	4.6

(1)	Consists of ordinary shares held by Tiger Global Private Investment Partners IV, L.P. (“PIP IV”), Tiger Global Investments, L.P. (together with PIP IV, “Tiger Global”), and other affiliates of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman, Scott Shleifer and Lee Fixel. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

(2)	Consists of ordinary shares held by Expedia, Inc. (“Expedia”), a Washington corporation, a direct wholly owned subsidiary of Expedia Group, Inc., a Delaware corporation. The principal business address for Expedia is 333 108th Avenue NE, Bellevue, WA 98004.
(3)	Consists of (i) 2,977,640 ordinary shares held by General Atlantic Partners (Bermuda) II, L.P (“GAP BII”); (ii) 154,697 ordinary shares held by GAP Coinvestments III, LLC (“GAPCO III”); (iii) 29,687 ordinary shares held by GAP Coinvestments IV, LLC (“GAPCO IV”); (iii) 6,756 ordinary shares held by GAP Coinvestments CDA, L.P. (“GAPCO CDA”); and (v) 6,443 ordinary shares held by GAPCO GmbH & Co. KG (“GAPCO KG” and, together with GAP BII, GAPCO III, GAPCO IV and GAPCO CDA, the “GA Funds”). The general partner of GAP BII is General Atlantic GenPar (Bermuda), L.P. (“GA GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GA GenPar Bermuda. General Atlantic LLC (“GA LLC”) is the managing member of GAPCO III, GAPCO IV and the general partner of GAPCO CDA. The general partner of GAPCO KG is GAPCO Management GmbH (“GAPCO Management”). The Managing Directors of GA LLC (the “GA Managing Directors”) are also the directors and voting shareholders of GAP Bermuda. The GA Managing Directors control the voting and investment decisions with respect to securities held by GAPCO KG and GAPCO Management. The GA Managing Directors are William E. Ford, John Bernstein, J. Frank Brown, Gabriel Caillaux, Andrew Crawford, Alexander Crisses, Steven A. Denning, Mark F. Dzialga, Martin Escobari, Aaron Goldman, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Anton J. Levy, Thomas J. Murphy, Sandeep Naik, Joern Nikolay, Andrew C. Pearson, Shantanu Rastogi, David A. Rosenstein, E. Graves Tompkins, N. Robbert Vorhoff, Ke Wei, and Eric (Chi) Zhang. The GA Managing Directors may be deemed to share voting and dispositive control with respect to shares and interests held by the GA Funds. Each of the Managing Directors of GA LLC disclaims beneficial ownership of the ordinary shares held by the GA Funds except to the extent each has a pecuniary interest therein. GAP BII, GA GenPar Bermuda, GAP Bermuda, GAPCO KG, GAPCO Management, GAPCO CDA, GAPCO III, GAPCO IV, and GA LLC (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The principal business address of the foregoing General Atlantic entities other than GAPCO KG, GAPCO Management, GAP BII, GA GenPar Bermuda and GAP Bermuda is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal business address of GAPCO KG and GAPCO Management is c/o General Atlantic GmbH, Maximilianstrasse 35b, 80359 Munich, Germany. The mailing address of GAP BII, GA GenPar Bermuda and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Significant Changes in Percentage Ownership

Except as disclosed below, to our knowledge, there has been no significant changes in the percentages of ownership held by the major shareholders listed below.

On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for newly issued ordinary shares of Despegar.com, Corp. to create a new BVI holding company.

On March 6, 2015, Expedia purchased 9,590,623 shares of common stock (the “2015 Expedia Shares”) from our predecessor, Decolar.com, Inc., representing 16.4% of its capital stock, for an aggregate purchase price of $270.0 million.

On September 19, 2017, we completed our initial public offering on the New York Stock Exchange. We sold an aggregate of 14,685,500 ordinary shares (including 10,578,931 ordinary shares sold by us, including the full exercise of the over-allotment option by the underwriters to purchase up to an additional 1,915,000 ordinary shares, and 4,106,569 ordinary shares sold by our selling shareholders). The price per ordinary share was $26.00. In this initial public offering, Tiger Global sold 3,356,020 ordinary shares, reducing its ownership percentage from 57.3% to 43.7%. In turn, in the context of this initial public offering, Expedia was diluted from 16.4% to 13.9%.

B.	Related Party Transactions

Related Person Transactions in Connection with the Expedia Investment

Our predecessor, Decolar.com, Inc., issued the following promissory notes to Tiger Global and its affiliates, on an interest-free basis: $10.0 million on August 26, 2013 with a maturity of nine years, $15.0 million on November 8, 2013 with a maturity of nine years, and $25.0 million on February 6, 2015 with a maturity of seven years.

On March 6, 2015, Expedia the 2015 Expedia Shares from our predecessor, Decolar.com, Inc., representing 16.4% of its capital stock, for an aggregate purchase price of $270.0 million. Decolar.com, Inc. used $50.0 million of the proceeds to repay the promissory notes to Tiger Global and its affiliates in full and $45.0 million to repurchase 1,598,434 shares of its common stock from certain stockholders, including key management personnel and entities affiliated with key management personnel.

Relationship with Expedia

Expedia Outsourcing Agreement

We entered into the Expedia Outsourcing Agreement with affiliates of Expedia on March 6, 2015. Expedia is the beneficial owner of 13.9% of our ordinary shares outstanding as of December 31, 2017.

All hotel and other lodging reservations that we offer through our platform for all countries outside Latin America are provided to us exclusively by Expedia pursuant to the Expedia Outsourcing Agreement. Under the agreement, Expedia is also the preferred provider to us of hotel and other lodging reservations in Latin America. Expedia makes its hotel and other lodging reservations available to us. We are required to reach a threshold of marketing fees (which are defined in the Expedia Outsourcing Agreement as a specified percentage of gross profit received by Expedia from travel bookings made through our platform) equal to $5.0 million in any six-month period, or else Expedia may require us to pay a $125.0 million termination fee. Since we entered into the Expedia Outsourcing Agreement in March 2015, we have not failed to meet the required threshold. For more information, see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”

We receive a marketing fee for each booking using rates and availability provided by Expedia through our platform based on the compensation that Expedia is entitled to receive from the relevant property owner. For 2017 and 2016, marketing fees paid by Expedia to us under the Expedia Outsourcing Agreement, net of fees we paid to Expedia under the Despegar Outsourcing Agreement (described below), amounted to $37.0 million and $27.0 million, respectively, which represented 7.1% and 6.6% of our revenue for the year, respectively. From time to time, the Expedia Outsourcing Agreement has been supplemented by one-time incentives paid to us for reaching certain booking targets during a specified time period.

As of December 31, 2017, our payables to Expedia under the Expedia Outsourcing Agreement were $84.4 million.

The term of the Expedia Outsourcing Agreement automatically renews annually unless terminated in certain cases, including (1) by mutual consent or by a party in the case of a material breach by the other party (with a $125.0 million termination payment if terminated by Expedia due to our breach or our failure to meet certain minimum performance requirements), (2) unilaterally by us without cause after March 6, 2022 upon payment to Expedia of a $125.0 million termination payment, and (3) unilaterally by Expedia in the event of a change of control of our Company. A change of control under the agreement is defined as the sale, lease or transfer of all or substantially all of our assets to or acquisition of more than 50% of voting or economic power in our Company or any parent of our Company by an entity in the consumer or corporate travel industry or an internet-enabled provider of travel search or information services. Unilateral termination of the Expedia Outsourcing Agreement by us as described in (2) above, in addition to triggering the termination payment, also gives Expedia the right to sell the 2015 Expedia Shares back to us for fair market value under the Shareholder Agreements described below.

We may also terminate the agreement if Expedia ceases to hold all of the 2015 Expedia Shares unless the disposition of those shares was (1) approved by a majority of members of our Board of Directors that were not designated by Expedia, (2) involuntary or (3) the result of an action taken by us or any of our affiliates.

The foregoing description of the Expedia Outsourcing Agreement is qualified in its entirety by reference to the Expedia Outsourcing Agreement, which was filed as an exhibit to the registration statement filed with the Commission on August 31, 2017.

Despegar Outsourcing Agreement

We entered into the Despegar Outsourcing Agreement with certain affiliates of Expedia on August 17, 2016. Under the Despegar Outsourcing Agreement, we are required to make our hotel reservations available to certain affiliates of Expedia. The relevant Expedia Affiliate receives compensation equal to a percentage of the revenue earned by us from the property owner.

The agreement has a three-year term that automatically renews for one-year periods, unless either party elects not to renew. We are required to indemnify Expedia and/or its affiliates for losses derived from end user claims. However, if during any contract year Expedia and/or its affiliates suffer losses derived from end user claims exceeding 1% of the annual aggregate room price of the bookings made by the Company during such year, we may terminate the agreement.

As of December 31, 2017 our receivables with Expedia under de Despegar Outsourcing Agreement were $5.3 million.

The foregoing description of the Despegar Outsourcing Agreement is qualified in its entirety by reference to the Despegar Outsourcing Agreement, which was filed as an exhibit to the registration statement filed with the Commission on August 31, 2017.

Shareholder Agreements

We are party to the following agreements with our shareholders: (i) the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company, (1) Tiger Global Private Investment Partners IV, L.P., Tiger Global Investments, L.P., The Scott Shleifer 2011 Descendants’ Trust pursuant to an agreement dated as of January 20, 2011, LFX Trust under an agreement dated as of January 26, 2011 and Ventoux V LLC (together, the “Tiger Global Shareholders”), (2) Porto Palma S.A, Vistamare S.A., Tielis Park S.A., Prosventure S.A., Pausania S.A., Bynum Company S.A., Birbey S.A., Prefisul S.A., Pranaguspi S.A. (together, the “Former Management Shareholders”); (3) SC US GF V HOLDINGS, LTD., SCGE FUND, L.P., SCHF (M) PV, L.P. (together, the “Sequoia Shareholders”), Insight Venture Partners VII, LP, Insight Venture Partners VII (CoInvestors), LP, Insight Venture Partners (Cayman) VII LP, Insight Venture Partners (Delaware) VII LP (together, the “Insight Shareholders”), Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., Accel Growth Fund 2012 Investors L.L.C. (together, the “Accel Shareholders”), General Atlantic Partners (Bermuda) II, L.P., GAPCO GmbH & Co. KG, GAP Coinvestments CDA, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC (together, the “General Atlantic Shareholders” and, together, with the Sequoia Shareholders, the Insight Shareholders and the Accel Shareholders, the “Other Investor Shareholders”); and (4) Expedia (together, with the Tiger Global Shareholders, the Former Management Shareholders and the Other Investor Shareholders, the “Principal Shareholders”) (the “Sixth Amended and Restated Investors’ Rights Agreement”); (ii) the Fourth Amended and Restated Voting Agreement dated as of August 29, 2017, by and among the Company, the Principal Shareholders, Nilesh Lakhani, Edgardo Sokolowicz, Alipio Camanzano, Martin Molinari (through investment vehicles), Christian Adonajlo, Cristian Camsen, Daniel Goldstein and Michael Doyle (together, the “Additional Shareholders”) (the “Fourth Amended and Restated Voting Agreement”); and (iii) the Fourth Amended and Restated First Refusal and Co-Sale Agreement dated as of August 29, 2017, by and among the Company, the Principal Shareholders and the Additional Shareholders (the “Fourth Amended and Restated First Refusal and Co-Sale Agreement”). For purposes of this Annual Report we refer to the Sixth Amended and Restated Investors’ Rights Agreement, the Fourth Amended and Restated Voting Agreement and the Fourth Amended and Restated First Refusal and Co-Sale Agreement as the “Shareholder Agreements.” The Shareholder Agreements provide Expedia and the Tiger Global Shareholders with the rights and obligations described below.

Expedia Preemptive Rights

As long as Expedia beneficially owns at least 5% of our share capital (calculated on a fully-diluted basis), it has preemptive rights to purchase newly issued shares to maintain its percentage ownership in all future offerings by us of our shares or of securities convertible into, or exchangeable or exercisable for, any of our shares, subject to certain limited exceptions.

Expedia Standstill

Until September 19, 2020, Expedia and its affiliates are prohibited from acquiring more than 35% of the voting or economic power of our outstanding shares, except by a tender offer, exchange offer or other offer for all of the outstanding shares, directly or indirectly, in which case they are only permitted to consummate such offer if it would result in their owning more than 75% of the voting or economic power of our outstanding shares entitled to vote in the election of our board of directors. In addition, if after our initial public offering (1) we enter into a definitive agreement providing for a Liquidation Event (as defined in the Shareholder Agreements), (2) a tender or exchange offer which if consummated would constitute a Liquidation Event is made (by a person other than Expedia) for our securities and our board of directors either accepts such offer or fails to recommend that our shareholders reject such offer within ten business days, or (3) our board of directors resolves to engage in a formal process which is intended to result in a transaction which, if consummated, would constitute a Liquidation Event, then, notwithstanding the above restriction, with respect to clauses (1) and (2), Expedia is entitled to make an offer for and acquire our shares in a transaction for at least as many shares or equivalent as contemplated in the relevant Liquidation Event, and, with respect to clause (3), Expedia is entitled to participate in such process on the same terms and conditions as the other participants.

Expedia Put Right

We are required to buy back from Expedia, or in certain circumstances facilitate the sale of, the 2015 Expedia shares for fair market value, if we exercise our right to terminate the Expedia Outsourcing Agreement on or after March 6, 2022 and make the required termination payment of $125.0 million to Expedia in connection therewith. The procedures for determining fair market value of the 2015 Expedia Shares depend upon whether we are a public company with securities traded on a recognized securities exchange. If we remain a public company with securities traded on a recognized securities exchange at the time we receive notice that Expedia is exercising its put right, then we are required to (1) use our best efforts to prepare and file with the SEC a registration statement covering the 2015 Expedia Shares, (2) request, in conjunction with Expedia, quotes from five internationally-recognized underwriting banks for a firm and fully underwritten sale of the 2015 Expedia Shares and (3) assist Expedia in its sale of the 2015 Expedia Shares on a recognized securities exchange or market or otherwise. If the 2015 Expedia Shares cannot be sold in this manner, we are required to purchase the 2015 Expedia Shares at the highest quoted price then available from the aforementioned underwriting banks. If we are no longer a public company with securities traded on a recognized securities exchange, fair market value will be a price agreed upon by the Company and Expedia or, if the parties cannot agree, a price determined through the assistance of third-party valuation experts.

Expedia Non-Solicitation Restriction

Expedia is also prohibited from soliciting certain of our employees, and vice versa, until one year after Expedia beneficially owns less than 10% of our share capital. A similar non-solicitation covenant applies during the term of the Expedia Outsourcing Agreement.

Expedia Director Business Opportunities

Subject to applicable confidentiality obligations, directors who have or currently serve as directors, officers, employees or agents of Expedia (the “Expedia Directors”) are not precluded from referring potential business opportunities in which we could have an interest to Expedia. If the Expedia Directors do so, we would be considered to have renounced our interest in such opportunity, unless the opportunity in question was presented to the director solely in his or her capacity as our director or for our benefit, in which case it can only be referred to Expedia if a majority of our board of directors (excluding the Expedia Directors) has formally declined the opportunity pursuant to a resolution.

Expedia Director Potential Conflicts of Interest

The Expedia Directors may be excluded from the relevant portion of any board or committee meeting or relevant resolutions of directors relating to any transaction, agreement or arrangement with respect to which (1) Expedia or any of its affiliates is a counterparty or has a material economic interest in the counterparty or (2) in the reasonable opinion of a majority of the members of the board that are not designated or nominated by, or employed by, Expedia or any of its affiliates, there would exist a conflict of interest between the interests of Expedia or its affiliates, on the one hand, and our interests, on the other (conflict of interest is defined for such purpose as a specific material economic or competitive interest of Expedia or any of its affiliates in a potential transaction, agreement or arrangement of the Company would be reasonably likely to materially impair the independence or objectivity of the Expedia Directors in the discharge of their responsibilities and duties to the Company, in light of their affiliation to Expedia).

Registration Rights

The Tiger Global Shareholders and Expedia are each entitled to two demand registrations as long as such holder owns 5% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). Moreover, any other party to our Shareholder Agreements that owns 10% or more our outstanding ordinary shares (calculated on a fully-diluted basis) is also entitled to two demand registrations. We are also required to effect up to two registrations on Form F-3 in any twelve-month period, upon the request of any such shareholders that own 10% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). The Shareholder Agreements also provide the shareholders party thereto with customary piggyback registration rights. Moreover, we are required to pay certain expenses relating to such registrations and indemnify such shareholders against certain liabilities that may arise under the Securities Act. In addition, as previously described, we may also be required to facilitate the sale by Expedia of the 2015 Expedia Shares.

Restrictions on Transactions and Transfers to Priceline

Under the Sixth Amended and Restated Investors’ Rights Agreement and the Expedia Outsourcing Agreement, until September 19, 2020, we may not enter into any arrangement with the Priceline Group Inc. or any of its affiliates (“Priceline”) or the respective businesses of Booking.com, Agoda.com, Kayak.com and RentalCars.com (the “Specified Priceline Operations”), whether or not such businesses remain a part of the operations of Priceline, or any future business of Priceline which is similar in size and nature to the Specified Priceline Operations, whether or not such business remains a part of the operations of Priceline. In addition, until September 19, 2020, certain restrictions apply to transfers of our securities by us or by the Principal Shareholders to Priceline.

However, these restrictions cease to apply if the Expedia Outsourcing Agreement has been validly terminated in accordance with its terms, except if such termination was due to a failure by us to meet certain minimum performance requirements or a material breach by us, in which case these restrictions will continue to apply until the earliest of (1) September 19, 2020, (2) the seventh anniversary of the Expedia Outsourcing Agreement (provided that we make the required termination payment of $125.0 million), (3) the date on which Expedia sells the 2015 Expedia Shares unless the disposition of such shares was (a) approved by a majority of our board of directors that were not designated by Expedia, (b) involuntary, or (c) the result of an action taken by us or any of our affiliates (e.g., a stock buyback, reverse stock split, merger, share exchange or other transaction resulting in the change in form of the 2015 Expedia Shares); or (4) a material and uncured breach by Expedia of its agreement not to acquire more than 35% of the voting or economic power of our outstanding share capital prior to September 19, 2020 other than by means of a tender offer, exchange offer or other offer that if consummated would result in Expedia being the beneficial owner of more than 75% of the voting or economic power of our outstanding share capital entitled to vote in the election of the board of directors.

The foregoing description of the Shareholder Agreements and the rights contained therein is qualified in its entirety by reference to the Shareholder Agreements, which were filed as exhibits to the registration statement filed with the Commission on August 31, 2017.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The head of compliance will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with principles of the laws of the BVI generally applicable to directors of a BVI company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Exhibits.

Legal Proceedings

See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”

Dividend Policy

In 2017, 2016 and 2015, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries.

Under BVI law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

Pursuant to our memorandum and articles of association:

•	Subject to the Company satisfying the solvency test described above, our board of directors may authorize payment of a dividend or other distribution at such time and of such an amount and pursuant to such method or methods of payment or other distribution as it thinks fit. A dividend or other distribution may be paid wholly or partly by the distribution of specific assets (which may consist of our shares or securities of any other entity) and our board of directors may settle all questions concerning such distribution. Without limitation, our board of directors may fix the value of such specific assets, may determine that cash payments shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in a liquidating or other trust on such terms as our board of directors thinks fit.

•	Our board of directors may deduct from any dividend or other distribution payable to any shareholder any or all monies then due from such shareholder to us.

•	All dividends and other distributions unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company. All unclaimed dividends and other distributions may be invested or otherwise made use of by our board of directors for the benefit of the Company pending claim or forfeiture as aforesaid. No dividend or other distribution shall bear interest against the Company.

•	A dividend or other distribution made to a shareholder at a time when, immediately after the dividend or other distribution, the value of the Company’s assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the BVI Act.

B.	Significant Changes

There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the New York Stock Exchange under the symbol “DESP.”

Price History of Our Ordinary Shares

The tables below set forth the high and low closing sales prices for our common shares on the New York Stock Exchange since our initial public offering on September 19, 2017 for the periods indicated.

	New York Stock Exchange U.S.$
	High	Low
Month
September (from September 19 2017)	32.22	26.00
October 2017	33.94	29.67
November 2017	30.58	24.00
December 2017	28.05	22.88
January 2018	30.84	26,49
February 2018	30.25	27.48
March 2018	36,56	27,28
April (through 13) 2018	31,78	29,55
Fourth Quarter of 2017	33.94	22.88
First Quarter of 2018	36,56	26,37

Source: Bloomberg

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the New York Stock Exchange under the symbol “DESP.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a BVI business company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law, including the BVI Act.

Our company number in the BVI is 1936519. As provided in regulation 4 of our memorandum of association, subject to BVI law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands and our registered agent is Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A., which maintains the register of members of the Company at 480 Washington Boulevard, Jersey City, NJ 07310, USA. The shares of the Company are held in uncertificated (book-entry) form and no shareholder has the right to require issuance or provision to it at any time of any share certificate.

The following is a summary of the material provisions of our share capital and our memorandum and articles of association. This discussion does not purport to be complete and is qualified in its entirety by reference to our memorandum and articles of association. Our memorandum and articles of association has been filed as an exhibit to the registration statement filed with the Commission on August 31, 2017.

Ordinary Shares

The following summarizes the rights of holders of our ordinary shares. Each ordinary share confers on the holder:

(a)	the right to one vote at a meeting per share on all matters to be voted on by shareholders generally, including the election of directors at an annual meeting of the shareholders;

(b)	the right to an equal share in any dividend paid by the Company and payable in respect of our ordinary shares and as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

(c)	upon our liquidation, dissolution or winding up, the right to an equal share in the distribution of the surplus assets of the Company available to the ordinary shareholders, but subject in each case to the rights attaching to any additional class or classes of shares (including any preferred shares) that may be authorized and issued after the closing date of our initial public offering. Our ordinary shares do not confer cumulative voting rights.

Additional Shares

Our board of directors may determine the rights, privileges, restrictions and conditions attaching to each such class of preferred shares (which may be more favorable than those attaching to the ordinary shares), as the board of directors may determine in its sole and absolute discretion, including without limitation:

•	the number of shares constituting the additional class of preferred shares;

•	the dividend and other distribution rights of the class of preferred shares and, (which may be payable in preference to, or in relation to, the dividends payable on our ordinary shares or any other class or classes of shares);

•	whether the class of preferred shares shall have voting rights and, if so, whether they shall vote separately or together as a single class with the ordinary shares and/or any other class of shares;

•	whether the class of preferred shares shall have conversion and/or exchange rights and privileges and, if so, the terms and conditions of such conversion and/or exchange;

•	whether the class of preferred shares shall impose conditions and restrictions upon the business and affairs of the Company and/or any of its subsidiaries or the right to approve and/or veto certain matters and/or to appoint and/or remove one or more directors of the Company; and

•	the rights of the preferred shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including, without limitation, any liquidation preference and whether such rights shall be in preference to, or in relation to, the comparable rights of the ordinary shares or any other class or classes of shares;

Limitation on Liability and Indemnification Matters

Under BVI law, each of our directors, in exercising his powers or performing his duties, is required to act honestly and in good faith and in what the director believes to be in our best interests, is required to exercise his powers as a director for a proper purpose, may not act, or agree to us acting, in a manner that contravenes the BVI Act or our memorandum or articles of association, and is required to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances (taking into account, but without limitation, the nature of the company; the nature of the decision; and the position of the director and the nature of the responsibilities undertaken by him).

Our memorandum and articles of association provide that, to the fullest extent permitted by law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which the Company is permitted to provide indemnification under applicable law) through provisions in the memorandum and articles of association, agreements with such directors, officers agents or other persons, vote of disinterested directors or otherwise, subject only to limits created by the BVI Act.

Our memorandum and articles of association provide that the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or (b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise; provided that such indemnification shall not apply unless the person claiming such indemnification acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

We may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not we have or would have had the power to indemnify the person against the liability as provided in memorandum and articles of association.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of BVI laws and our memorandum and articles of association in relation to our shareholders’ meetings:

•	Our memorandum and articles of association contemplate two types of shareholders’ meetings, namely:

•	an annual meeting of shareholders (each an “annual meeting”); and

•	any meeting of shareholders which is not an annual meeting (each a “special meeting”).

•	Only the board of directors may convene an annual meeting. The first annual meeting following our initial public offering shall take place on a date to be determined by the board of directors which shall not be later than December 31 in 2018 (or such other date determined by resolution of directors and notified to shareholders), and thereafter an annual meeting shall be held in each calendar year. All annual meetings shall be held at such date, time and place, either within or outside the BVI, as shall be determined from time to time by the board of directors. The business of an annual meeting shall be the election and re-election of directors for those board seats whose terms expire at such meeting and any other items of business proposed by the board of directors and/or otherwise duly proposed by eligible shareholders in accordance with the memorandum and articles of association.

•	Special meetings may only be called: (i) by the board of directors at its own initiative; or (ii) by the board of directors upon receiving a compliant written request from a shareholder or shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Upon receipt of a compliant requisition notice, the board of directors shall convene the requested special meeting for a date not later than 90 days after the date of receipt of the requisition notice, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the requisitionists. A special meeting may be held at such date, time and place, within or outside the BVI, as shall be stated in the notice of the meeting.

•	Director elections and re-elections by shareholders may occur only at annual meetings (not special meetings) and then only in respect of those board seats whose terms expire at such meeting. Nominations of persons for election or re-election as directors of the Company at an annual meeting may only be made by (i) the board of directors; or (ii) any shareholder (or shareholders collectively) holding not less than 3% of the voting rights that may be exercised at the annual meeting entitled to attend and vote at such meeting, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the nominating shareholders. The board of directors also retains discretion to veto inappropriate candidates nominated by shareholders for election as a director in certain enumerated circumstances, including (a) where the candidate is not qualified, does not have the necessary experience, has a conflict of interest or is otherwise unsuitable or unfit for office; and (b) where an appointment may adversely affect the Company’s (and/or its subsidiaries’ respective) reputation or business; or would result in the Company not having the required number of independent directors for its audit committee; or would result in the Company losing its “foreign private issuer” status.

•	Written notice of any shareholder meeting shall be given to each shareholder entitled to vote at such meeting and each director not fewer than 10 nor more than 120 days before the date of the meeting. The inadvertent failure or accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice shall not invalidate the shareholder meeting or the proceedings at that meeting. A meeting of shareholders held in contravention of such notice requirements is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on his part.

•	A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.

•	A meeting of shareholders is duly constituted and quorate if, at the commencement of the meeting, there are present in person or by proxy holders of not less than a simple majority of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to such other date, time and place as the chairman may determine and announce at the meeting (without the need for any further notice to shareholders). At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

•	A resolution of shareholders is valid only if approved at a duly constituted and quorate meeting of shareholders by the affirmative vote of a simple majority (or such greater majority as may be specified in respect of a particular matter in the memorandum and articles of association) of the votes of those shareholders present at the meeting and entitled to vote and voting on the resolution. Shareholders are prohibited from adopting resolutions by written consent and all resolutions of the shareholders need to be adopted at a meeting of our shareholders convened in accordance with our memorandum and articles of association.

•	In addition, in order to nominate candidates for election as a director at an annual meeting or propose topics for consideration at an annual meeting or special meeting of shareholders, shareholders must notify the Company in writing prior to the meeting at which directors are to be elected or the proposals are to be acted upon, and such notice must contain the documentation and information specified in our memorandum and articles of association. To be timely, notice with respect to an annual meeting of shareholders must be received by not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided that if the Company did not have an annual meeting the preceding year not later than the close of business on June 30 of the calendar year in which the annual meeting is to be held or such other date notified to shareholders by the board of directors). In the case of any business or other matter to be considered at a special meeting of shareholders, notice of such business or other matter must be included with the original requisition notice. Various other restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association shall also apply. Such advance notice requirements and other provisions may preclude or limit the ability of shareholders to nominate candidates for election as a director or propose topics for consideration at a meeting of shareholders. Furthermore, our board of directors may in certain circumstances veto candidates proposed by shareholders (as described in the fourth bullet point in this section). We expect that the first annual meeting of shareholders following our initial public offering will be held in the third or fourth quarter of 2018.

C.	Material Contracts

For information regarding material contracts, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party.”

D.	Exchange Controls

The following paragraphs summarize the exchange rates and exchange controls of Brazilian reais and Argentine pesos. See “Item 3. Key Information — D. Risk Factors—Risks Related to Latin America—Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations” and “We are subject to foreign currency exchange controls in certain countries in which we operate” for more information.

Brazil

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of Brazilian reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Brazilian real depreciated against the dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Brazilian real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the Brazilian real fell to its lowest level since the introduction of the currency, at R$4.1945 per $1.00. In 2015, the Brazilian real depreciated 47.0%, reaching R$3.9048 per $1.00 on December 31, 2015. In 2016, the Brazilian real fluctuated significantly, primarily as a result of Brazil’s political instability, but appreciated 16.54%, reaching R$3.2591 per $1.00 on December 31, 2016. In 2017, the Brazilian Real depreciated 1.5% relative to the U.S. dollar. The Brazilian Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the Brazilian real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The Brazilian real may depreciate or appreciate substantially against the dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following tables set forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Brazilian reais per dollar (R$/$) and not adjusted for inflation, as reported by the Brazilian Central Bank. We cannot assure you that the Brazilian real will not depreciate or appreciate again in the future.

Year Ended December 31,	Period-end	Average(1)	Low	High
2013	2.34	2.16	1.95	2.45
2014	2.66	2.35	2.20	2.74
2015	3.90	3.34	2.58	4.19
2016	3.26	3.48	3.12	4.16
2017	3.30	3.19	3.05	3.38

Month	Period-end	Average(2)	Low	High
October 2017	3.28	3.19	3.13	3.28
November 2017	3.26	3.26	3.21	3.29
December 2017	3.31	3.29	3.23	3.33
January 2018	3.16	3.21	3.14	3.27
February 2018	3.24	3.24	3.17	3.28
March 2018	3.32	3.27	3.22	3.33
April 2018 (through April 13)	3.41	3.36	3.31	3.41

Source: Brazilian Central Bank

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

On December 31, 2017, the exchange rate was R$3.31 per $1.00.

Argentina

From April 1, 1991 until the beginning of 2002, Law No. 23,928 (the “Convertibility Law”) established a regime under which the Argentine Central Bank was obliged to sell dollars at a fixed rate of one Argentine peso per dollar. On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (as amended and supplemented, the “Public Emergency Law”), formally ending the regime of the Convertibility Law, abandoning over ten years of dollar-Argentine peso parity and eliminating the requirement that the Argentine Central Bank’s reserves in gold, foreign currency and foreign currency-denominated debt be at all times equivalent to 100% of the monetary base.

The Public Emergency Law, which has been extended on an annual basis and is in effect until December 31, 2019, has granted the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002. However, the Argentine Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it has engaged on a regular basis. Since 2011, the Argentine government has increased controls on exchange rates and the transfer of funds into and out of Argentina.

With the tightening of foreign exchange controls beginning in late 2011, in particular with the introduction of measures that restricted access to foreign currency for private companies and individuals, the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions have been gradually lifted by several communications issued by the Argentine Central Bank, starting with Communication “A” 5850 issued in December 2015. On August 9, 2016 the Argentine Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the FX Market. Consequently, as a result of the elimination of the existing limitations on the amounts for the purchase of foreign currency without specific allocation and the elimination of prior approval requirements, the spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased.

After several years of moderate variations in the nominal exchange rate, in 2012 the Argentine peso lost approximately 14% of its value with respect to the dollar. This was followed in 2013 and 2014 by a devaluation of the Argentine peso with respect to the dollar that exceeded 30%, including a loss of approximately 23% in January 2014. In 2015, the Argentine peso lost approximately 52% of its value with respect to the dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015 when certain exchange controls were lifted.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per dollar and not adjusted for inflation. We cannot assure you that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate. We cannot assure you that the Argentine peso will not depreciate or appreciate again in the future.

Year Ended December 31,	Period-end	Average(1)	Low	High
2013	6.14	5.37	4.84	6.14
2014	8.52	7.94	6.16	8.53
2015	13.30	9.47	8.64	13.30
2016	15.87	14.42	9.70	15.87
2017	18.64	16.52	15.14	19.52

Month	Period-end	Average(2)	Low	High
October 2017	17.65	17.41	17.33	17.70
November 2017	17.30	17.42	17.30	17.65
December 2017	18.64	17.66	17.23	19.20
January 2018	19.65	18.98	18.41	19.65
February 2018	20.35	20.07	19.65	20.45
March 2018	20.40	20.49	20.40	20.65
April 2018 (through April 13)	20.45	20.42	20.40	20.45

Source: Banco de la Nación Argentina selling rate

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

On December 31, 2017, the exchange rate was AR$19.20 per $1.00.

Exchange Controls in Argentina

The enactment of the Public Emergency Law in 2002, among other things, authorized the Argentine government to implement a foreign exchange system and to enact foreign exchange regulations. Within this context, on February 8, 2002, pursuant to Decree No. 260/2002, the Argentine government (1) created the FX Market through which all transactions involving the exchange of foreign currency must be conducted, and (2) established that all foreign exchange transactions shall be made at the freely agreed exchange rate and in compliance with the requirements and regulations of the Argentine Central Bank (the main aspects of which are described below).

On June 9, 2005, by means of Decree No. 616/2005, the Argentine government established that (1) all inflows of funds into the FX Market arising from foreign debts incurred by Argentine residents, both individuals or legal entities of the private financial and non-financial sector, excluding export-import financings, and primary issues of debt securities sold through public offering and traded in authorized markets; (2) currency remittances made by non-Argentine-residents into the domestic foreign exchange market for the following purposes: holdings of Argentine currency, purchases of any kind of financial assets or liabilities of the financial or non-financial private sector, excluding direct foreign investments and primary issues of debt securities and shares sold through public offering and traded in self-regulated markets; and investments in public sector securities purchased in secondary markets, shall meet the following requirements: (a) currency remittances into the domestic foreign currency market shall only be transferred abroad upon the lapse of 365 calendar days computed as from the date of settlement of such funds into Argentine pesos (the “Minimum Stay Period”); (b) the proceeds of the exchange of the funds so remitted shall be deposited into an account in the local banking system; (c) an amount equal to 30.0% of the relevant amount shall be deposited in a registered, non-transferable and non-interest bearing account for a period of 365 calendar days, under the conditions established in the applicable regulations; and (d) such deposit shall be made in dollars with Argentine financial institutions, it shall not accrue any interest or other profit and shall not be used as security or collateral for any kind of credit transaction.

Any breach of the provisions of Executive Decree No. 616/05 or any other foreign exchange regulation is subject to criminal sanctions.

However, to date, the requirements set forth in (a), (c) and (d) above have been mitigated through resolutions issued by the Ministry of Treasury and Public Finance. On December 18, 2015, through Resolution No. 3/2015, the Ministry of Treasury and Public Finance amended Executive Decree No. 616/2005, reducing (i) the deposit percentage to zero and (ii) reducing the Minimum Stay Period from 365 to 120 calendar days. On January 5, 2017, through Resolution No. 1/2017, the Ministry of Treasury reduced the Minimum Stay Period to zero. In addition, on August 8, 2016, the Argentine Central Bank, by means of Communication “A” 6037, introduced material changes to the foreign exchange regime in force, which significantly eased access to the FX Market.

Furthermore, on May 19, 2017, the Argentine Central Bank issued Communication “A” 6244, which entered into effect on July 1, 2017, and pursuant to which new regulations regarding access to the foreign exchange market were established, essentially abrogating all prior regulations on the matter. Pursuant to these new regulations:

•	The principle of a free foreign exchange market is set. In accordance with section 1.1 of the communication, “All human or legal persons, assets and other universals may freely operate in the exchange market.”

•	The obligation to carry out any exchange operation through an authorized entity (section 1.2) is maintained.

•	Restrictions regarding hours to operate in the MULC are eliminated.

•	The obligation of Argentine residents to comply with the “Survey of foreign liabilities and debt issuances” (Communication “A” 3602 as supplemented) and the survey of direct investment (Communication “A” 4237 and complementary) are maintained, even if there has been no inflow of funds to the MULC and/or no future access to the MULC for operations to be declared.

•	The obligation of Argentine residents to transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline remains in force.

E.	Taxation

British Virgin Islands Tax Considerations

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI. The BVI is not party to any double tax treaties that are applicable to any payments made to or by us.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

U.S. Federal Income Taxation

The following is a summary of certain material U.S. federal income and, in the case of a non-U.S. holder (as defined below), estate tax consequences of the purchase, ownership and disposition of our ordinary shares as of the date hereof. This summary deals only with our ordinary shares that are held as capital assets within the meaning of Section 1221 of the Code (generally, for investment purposes) by a beneficial owner.

As used herein, a “U.S. holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

As used herein, the term “non-U.S. holder” means a beneficial owner of our ordinary shares (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. holder.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement;

•	a U.S. holder whose “functional currency” is not the dollar;

•	a foreign pension fund;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a U.S. expatriate.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

Notwithstanding our corporate reincorporation in the BVI, under Section 7874 of the Code, the Company will be treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat us as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), we were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

This discussion does not contain a detailed description of all the U.S. federal income and estate tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our ordinary shares, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. holder’s ordinary shares, and to the extent the amount of the distribution exceeds a U.S. holder’s adjusted tax basis in our ordinary shares, the excess will be treated as gain from the disposition of our ordinary shares (the tax treatment of which is discussed below under “— Gain on Disposition of Ordinary Shares”). Subject to certain holding period and other requirements, (a) any dividends received by a U.S. holder that is a corporation will be eligible for the dividends received deduction and (b) any dividends received by a non-corporate U.S. holder (including an individual) will be eligible for the reduced tax rates that apply to “qualified dividend income.”

The amount of any dividend paid in foreign currency will equal the dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by a U.S. holder, regardless of whether the foreign currency is converted into dollars. If the foreign currency received as a dividend is converted into dollars on the date it is received, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Gain on Disposition of Ordinary Shares

U.S. holders of our ordinary shares will recognize capital gain or loss on any sale, exchange, or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and the U.S. holder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Consequences to Non-U.S. Holders

Dividends

The rules applicable to non-U.S. holders for determining the extent to which distributions on our ordinary shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “—Consequences to U.S. Holders—Dividends.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our ordinary shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Ordinary Shares

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our ordinary shares generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S.-source capital losses even though the individual is not considered a resident of the United States.

Generally, a U.S. corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

Ordinary shares held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our ordinary shares made within the United States or conducted through certain U.S.- related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our ordinary shares and, for a disposition of our ordinary shares occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Consequences to Non-U.S. Holders—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at http://www.sec.govthat contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings are available through the EDGAR system.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities are exposed to a variety of market risks, including foreign currency risk and inflation and interest rate risk.

Foreign Exchange Risk

We report our financial results in dollars, but most of our revenue and expenses are denominated in other currencies, particularly the Argentine peso and the Brazilian real. Any changes in the exchange rates of any such currencies against the dollar will affect our reported financial results as translated into dollars. Furthermore, many of our customers travel internationally and any changes in the exchange rate between their home currency and the currency of their intended destination may influence their travel purchases. We also use derivative financial instruments in some cases to manage our foreign exchange risk.

Our supplier arrangements often result in significant balances of both accounts payable and accounts receivable denominated in various currencies. To the extent that the timing of such payments are within our control, we often attempt to accelerate or delay such payments to minimize the disparity between our accounts payable and accounts receivable denominated in each currency, which reduces the effect of exchange rate fluctuations on our reported financial results. For example, we reduced our factoring of Brazilian installment receivables in 2016 in part to increase the total amount of our receivables denominated in Brazilian reais to partially offset our larger balance of accounts payable to suppliers in Brazil that are denominated in Brazilian reais. In addition, we can be exposed to foreign exchange risk with respect to international travel if we accept upfront payment at the time of booking in a customer’s home currency and are later required to pay the supplier in the supplier’s home currency.

Inflation and Interest Rate Risk

Brazil, Argentina and many other countries in Latin America have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil, Argentina and other Latin America countries and heightened volatility in the Latin America financial markets. Changes in inflation rates can affect our pricing as well as our expenses, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our customers to make more purchases using installment or other financing options, and may make such financing options more expensive for us.

The inflation rate in Brazil, as reflected by the IPCA was 10.7% in 2015, 6.3% in 2016 and 2.9% in 2017. Although Brazil has experienced high rate of inflation, the inflation rate in 2017 was the lowest rate since 1998. The inflation rate in Argentina, as measured by the City of Buenos Aires Consumer Price Index, was 26.9% in 2015 and 41.0% in 2016. According to measurements from INDEC of the Consumer Price Index, inflation for the first nine months of 2015 was 10.7%, for the period from May to December 2016 was 15.8%, and was 24.8% in 2017. National statistical data was not available in Argentina from October 2015 to April 2016.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies to combat inflation and economic and political and other factors beyond our control. From time to time, we factor our receivables to receive cash more quickly. The costs of factoring are driven primarily by interest rates which, in turn, are influenced significantly by inflation and expectations for future inflation. In addition, we maintain revolving credit facilities in certain countries, and the interest rates payable with respect to those facilities also vary based on local market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

None.

B. Material Modifications to the Rights of any Class of Registered Securities

None.

C. Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities

None.

D. Changes in the Trustee or Paying Agents for any Registered Securities

None.

E. Use of Proceeds

Initial public offering in September 2017

On September 19, 2017, we completed our initial public offering on the New York Stock Exchange. We sold an aggregate of 14,685,500 ordinary shares (including 10,578,931 ordinary shares sold by us, including the full exercise of the over-allotment option by the underwriters to purchase up to an additional 1,915,500 ordinary shares, and 4,106,569 ordinary shares sold by our selling shareholders). The price per ordinary share was $26.00. The representative of the several underwriters of the initial public offering were Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc. and UBS Securities LLC.

The registration statement on Form F-1 (File No. 333- 219973) filed by us in connection with the initial public offering was declared effective on September 19, 2017. An aggregate of 14,685,500 ordinary shares were registered and sold pursuant to the registration statement. The aggregate price of the offering amount registered and sold was $381.8 million.

The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to approximately $253.5 million. We have not allocated our net proceeds from our initial public offering to any particular purpose. Rather, our management has considerable discretion in the application of the net proceeds that we received.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, management, with the participation of the company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief

Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, the design and operation of our disclosure controls and procedures were effective at a reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies. We will be required to include this report in our annual report on Form 20-F for our fiscal year ending December 31, 2018.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies that are emerging growth companies. We expect that we will be required to include this report in our annual report on Form 20-F for our fiscal year ending December 31, 2022.

D.	Changes in Internal Control Over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mario Eduardo Vázquez, Nilesh Lakhani and Martin Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez and Lakhani satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Lakhani and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at https://s22.q4cdn.com/820444807/files/doc_downloads/governance_doc/Despegar-Code-of-Conduct-August-2017.pdf.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with U.S. GAAP are audited by Price Waterhouse & Co. S.R.L., a firm registered with the Public Company Accounting Oversight Board in the United States.

The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal year 2017 and 2016.

	Year Ended December 31,
	2017	2016
	(in thousands)
Audit fees (audit and review of financial statements)(1)	$837	$722
Audit related fees (due diligence services)(2)	568	—
Tax fees (other certifications and tax advisory services)(3)	404	168
All other fees (advisory services)	—	—

Total	$1,809	$890

(1)	Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2017 and 2016, and limited review of interim financial statements presented during 2017 and 2016.
(2)	Includes SEC filings reviews and initial public offering process.
(3)	Includes fees for permitted tax compliance and tax advisory services.

Audit Committee Pre-approval Process

Our audit committee (which was formed in connection with our initial public offering) reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the BVI. Set forth below is a summary of some of the key differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders, which should not be taken as exhaustive.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances (taking into account but without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him). In addition,

BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Act or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the bylaws, and the certificate of incorporation also may confer on the directors the right to amend the bylaws.

The laws of the BVI provide more flexibility as to the approvals required for amending the governing documents of the company. Our memorandum and articles of association provide they may only be amended by way of:

(a)	both an ordinary resolution of shareholders (passed by a simple majority vote) and a resolution of directors (passed by a simple majority vote at a meeting of directors or by unanimous written consent), but written subject to the condition that the resolution of directors is adopted not later than the seventh day following the adoption of the resolution of shareholders;

(b)	a special resolution of members (passed by a two-thirds (66 2/3%) super majority vote), save that certain provisions may not be amended in this manner, as further described below; or

(c)	a resolution of directors (passed by a simple majority vote at a meeting of directors or by unanimous written consent), save that certain provisions may not be amended in this manner, as further described below.

The provisions of our memorandum and articles of association that may not be amended pursuant to (b) and (c) above include provisions (and related definitions) relating to the capacity and powers of the Company; the powers of our board to issue shares and authorize and issue additional classes of shares and the repurchase of the Company’s own shares, and to fix a record date for shareholder meetings; the powers of our board or shareholders to amend the memorandum and articles; most provisions regarding shareholder meetings and the ability of shareholders to requisition meetings and make proposals and nominate candidates for election as directors at shareholder meetings; the powers of the board of directors and the officers of the Company and their proceedings; dividends and other distributions; director conflicts and indemnification; appointment of auditors and the audit process; the voluntary liquidation of the Company; the redomiciliation of the Company to a foreign jurisdiction, and the exclusive jurisdiction clause. Further, at any time that Expedia owns 5% or more of the outstanding ordinary shares of the Company, Article 26 of the articles of association (which relates to Expedia’s and its nominated directors’ ability to pursue opportunities that may compete with the Company) may not be amended, altered, changed or repealed without the prior written consent of Expedia.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote.

Similarly, under our memorandum and articles of association, a resolution of our directors in writing shall be valid only if consented to by all of the directors (or all of the members of a committee of directors, as the case may be) entitled to vote on the resolution.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

Our memorandum and articles of association provide that a resolution of shareholders is valid only if approved at a duly constituted and quorate meeting of shareholders by the affirmative vote of a simple majority (or such greater majority as may be specified in respect of a particular matter in the memorandum and articles of association) of the votes of those shareholders present at the meeting and entitled to vote and voting on the resolution.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

BVI law and our memorandum and articles of association provide that (i) our directors shall call a special meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested; and (ii) shareholders may put forward proposals at an annual meeting or, with the prior consent of our board of directors, at any special meeting convened by our board of directors, in each case subject to the various restrictions, conditions, and provision of information and other procedural requirements (including lengthy advance notice periods) described above in “—Shareholders’ Meetings and Consents”.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve the sale of assets only when all or substantially all assets are being sold.

Under the BVI Act, unless otherwise provided in the memorandum and articles of association, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold if not made in the usual or regular course of the business carried out by the company. However, this provision is without effect under our memorandum and articles of association, and the directors may by resolution of directors sell, transfer, lease, exchange or otherwise dispose of the assets of the Company without the sale, transfer, lease, exchange or other disposition being authorized by a resolution of the shareholders.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

As permitted by BVI law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of shareholders with the prior approval of a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of the Company’s assets equals or exceeds its liabilities.

Continuation under Foreign Law

As permitted by BVI law and our memorandum and articles of association, we may with the approval of both a resolution of directors and resolution of shareholders continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock.

As permitted by BVI law and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired and held by us (a) with the prior written consent of the holder of such shares (which consent may be given by agreement in advance and may be either unconditional or conditional); (b) in accordance with the terms and restrictions of such shares or the terms upon which such shares are issued, without the consent of the holder of such shares; or (c) as described under “Compulsory Acquisition” below, without the consent of the holder of such shares, subject in cases (a) and (b) to compliance with applicable BVI laws regarding solvency unless the redemption is made pursuant to a right of the shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the company.

Compulsory Acquisition

Under Delaware General Corporation Law §253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in §262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so compulsorily redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “—Appraisal Rights” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, the rights attached to any class of shares may be varied pursuant to any permitted means of amendment to our memorandum and articles of association (in this regard, see “—Amendment of Governing Documents” above) with no express provisions or additional investor protections regarding variations of class rights.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Our memorandum and articles of association provide that a director of the Company may only be removed: (i) with cause, by a resolution approved by shareholders holding not less than two-thirds of the voting rights at a meeting of shareholders called for the stated purpose of removing the director or for stated purposes including the removal of the director, or (ii) with cause, by a resolution approved by directors holding not less than two-thirds of the voting rights of all of those directors entitled to vote on the resolution at a meeting of directors or by way of unanimous written consent of those directors entitled to vote on the removal. For these purposes, “cause” is to be given the same meaning it has under Delaware corporate law.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law §251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under BVI law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the BVI Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a BVI company is entitled, on giving written notice to the company, to inspect:

(1)	the memorandum and articles;

(2)	the register of members;

(3)	the register of directors; and

(4)	the minutes of meetings and resolutions of shareholders and of those classes of members of which he or she is a shareholder; and to make copies of or take extracts from the documents and records referred to in (1) to (4) above.

However, subject to the memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the BVI courts for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A BVI company is required to keep at the office of its registered agent the memorandum and articles of the company; the register of shareholders maintained or a copy of the register of shareholders; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Where a company keeps a copy of the register of shareholders or the register of directors at the office of its registered agent, it is required to notify any changes to the originals of such registers to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of shareholders or the original register of directors is kept. Where the place at which the original register of shareholders or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

A BVI company is also required to keep at the office of its registered agent or at such other place or places, within or outside the BVI, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

A BVI company is also required keep at the office of its registered agent or at such other place or places, within or outside the BVI, as the directors may determine, the records and underlying documentation of the company which shall be in such form as are sufficient to show and explain the company’s transactions and will, at any time, enable the financial position of the company to be determined with reasonable accuracy. If such records and underlying documentation are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records and underlying documentation are kept and of the name of the person who maintains and controls the company’s records and underlying documentation and to notify the registered agent, within 14 days, of any change to such details.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions.

As permitted by BVI law and our memorandum and articles of association, a director interested in a particular transaction may generally vote on it, attend meetings at which it is considered and sign documents on our behalf which relate to the transaction, or do any other thing in his capacity as director that relates to the transaction. However, under our memorandum and articles there is an exception relating to any transaction, agreement or arrangement with respect to which (i) Expedia is a counterparty or has a material economic interest in the counterparty or (ii) in the reasonable opinion of a majority of the members of our board that are not designated or nominated by, or employed by, Expedia, there would exist a conflict of interest (as defined in our memorandum and articles of association) between the interests of Expedia, on the one hand, and that of the Company, on the other hand. In such circumstances, subject to certain conditions, the directors appointed by Expedia may be excluded from the relevant portion of the board or committee meeting.

Our memorandum and articles also contain an acknowledgment that the Company and its affiliates may engage in the same, similar or related lines of business as those engaged in by Expedia and that the Company may have an interest in the same areas of business opportunity as Expedia. Our memorandum and articles provide that, to the fullest extent permitted by law but subject to compliance with any confidentiality obligations owed to the Company, directors of the Company appointed by Expedia may (without any liability or any duty to account for profits) refer potential business opportunities to Expedia (and shall have no obligation to refer such potential business opportunities to the Company) which may pursue them without any restriction or liability, unless the potential business opportunity was presented or offered to the director solely in his or her capacity as a director of the Company or for the benefit of the Company. Furthermore, even a potential business opportunity presented or offered to a director appointed by Expedia solely in his or her capacity as a director of the Company or for the benefit of the Company may be referred to and pursued by Expedia in the event our board of directors (excluding the directors appointed by Expedia) declines to pursue such an opportunity.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not expressly regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Shareholders’ Suits

The enforcement of the Company’s rights will ordinarily be a matter for our directors. However, in certain limited circumstances, a shareholder may have the right to seek certain remedies against us in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, a BVI court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be, oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order which can, if the court considers that it is just and equitable to do so, require the company or any other person to pay compensation to the shareholders (among various other potential orders and remedies). Under Section 184G of the BVI Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder.

Under Section 184C of the BVI Act, a shareholder also may, with the permission of the BVI court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant permission to bring a derivative action where the following circumstances apply: (i) the company does not intend to bring, diligently continue or defend or discontinue proceedings; or (ii) it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the BVI court is also required to have regard to the following matters: whether the shareholder is acting in good faith; whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters; whether the proceedings are likely to succeed; the costs of the proceedings in relation to the relief likely to be obtained; and whether an alternative remedy is available.

Any shareholder of a company may apply to BVI court under the Insolvency Act, 2003 of the BVI for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

Generally any other claims against a BVI company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the BVI Act or the company’s memorandum and articles of association. There are also common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts may intervene are the following: a company is acting or proposing to act illegally or beyond the scope of its authority; the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or those who control the company are perpetrating a “fraud on the minority.”

Appraisal Rights

The BVI Act provides that any shareholder of a BVI company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company (unless, as in our case, such appraisal right is excluded in the memorandum and articles of association) but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the BVI court.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.	EXHIBITS

The agreements and other documents filed as exhibits to this Annual Report on Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.

The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.2	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.3	Fourth Amended and Restated First Refusal and Co-Sale Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.4	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.1#	Amended and Restated Expedia Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Hoytvo Servicios de Prospecção e Intermediação de Negócios Ltda., Despegar.com Peru SAC, Servicios Online SAS, Servicios Online 3351 de Venezuela C.A., Despegar.com Chile S.P.A., Despegar.com O.N.L.I.N.E. S.A., Despegar.com USA, Inc., Desoproc S.L., and La INC S.A. (incorporated by reference to Exhibit 10.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.2#	Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.3	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.4	Despegar.com, Corp. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

8.1*	List of Subsidiaries of Despegar

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

*	Filed herewith
#	Confidential treatment requested.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DESPEGAR.COM, CORP.

By:	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer

Date: April 24, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Despegar.com, Corp. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income/(loss), changes in shareholder’s equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

April 24, 2018

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Mariano Carlos Tomatis

We have served as the Company’s auditor since 2007.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires
T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers lnternational Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandalaria de PwCIL ni de cualquier otra firma miembro de la red

Despegar.com, Corp.

Consolidated Balance Sheets as of December 31, 2017 and 2016

(in thousands U.S. dollars)

	As of December 31,	As of December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	371,013	75,968
Restricted cash and cash equivalents	29,764	22,738
Accounts receivable, net of allowances	198,273	121,098
Related party receivable	5,253	2,240
Other assets and prepaid expenses	29,405	23,587

Total current assets	$633,708	$245,631

Non-current assets
Other assets	4,658	3,597
Restricted cash and cash equivalents	10,000	20,459
Property and equipment, net	16,171	13,717
Intangible assets, net	35,424	31,412
Goodwill	38,733	38,894

Total non-current assets	$104,986	$108,079

TOTAL ASSETS	$738,694	$353,710

LIABILITIES AND SHAREHOLDERS’ EQUITY / (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	45,609	25,335
Travel suppliers payable	174,817	102,237
Related party payable	84,364	71,006
Loans and other financial liabilities	8,220	7,179
Deferred Revenue	30,113	29,095
Other liabilities	39,751	48,684
Contingent liabilities	4,732	3,613

Total current liabilities	$387,606	$287,149

Non-current liabilities
Other liabilities	1,015	1,411
Contingent liabilities	7,115	22,413
Related party liability	125,000	125,000

Total non-current liabilities	$133,130	$148,824

TOTAL LIABILITIES	$520,736	$435,973

SHAREHOLDERS’ EQUITY / (DEFICIT)
Common stock (1)	253,535	6
Additional paid-in capital	316,444	312,155
Other reserves	(728)	(728)
Accumulated other comprehensive income	16,323	16,286
Accumulated losses	(367,616)	(409,982)

Total Shareholders’ Equity / (Deficit) attributable to Despegar.com, Corp.	$217,958	$(82,263)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY / (DEFICIT)	$738,694	$353,710

(1)	Represents 58,518 shares issued at $0.0001 and 10,579 shares issued at $26.00 and outstanding at December 31, 2017 and 58,518 shares issued at $0.0001 and outstanding at December 31, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Operations

for the years ended December 31, 2017, 2016 and 2015

(in thousands U.S. dollars)

	Year ended December 31,
	2017	2016	2015
Revenue (1)	523,940	411,162	421,711
Cost of revenue	(142,479)	(126,675)	(154,213)

Gross profit	$381,461	$284,487	$267,498

Operating expenses
Selling and marketing	(166,288)	(121,466)	(170,149)
General and administrative	(72,626)	(64,683)	(78,181)
Technology and product development	(71,308)	(63,251)	(73,535)

Total operating expenses	$(310,222)	$(249,400)	$(321,865)

Operating income / (loss)	$71,239	$35,087	$(54,367)
Financial income	2,389	8,327	10,797
Financial expense (2)	(19,268)	(15,079)	(23,702)

Income / (loss) before income taxes	$54,360	$28,335	$(67,272)

Income tax expense	(11,994)	(10,538)	(18,004)

Net income / (loss)	$42,366	$17,797	$(85,276)

Earnings per share available to common stockholders:
Basic	0.69	0.30	(1.49)
Diluted	0.69	0.30	(1.49)
Shares used in computing earnings per share (in thousands):
Basic	61,457	58,518	57,078
Diluted	61,548	58,609	57,186

(1)	Includes $37,000, $27,008 and $22,911 for related party transactions for the years 2017, 2016 and 2015, respectively. See note 14.
(2)	Includes $8,601, $10,516 and $17,218 for factoring of credit card receivables for the years ended 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Comprehensive Income / (loss)

for the years ended December 31, 2017, 2016 and 2015

(in thousands U.S. dollars)

	Year ended December 31,
	2017	2016	2015
Net income / (loss)	$42,366	$17,797	$(85,276)
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustment (1)	37	(17,501)	(6,733)

Comprehensive income / (loss)	$42,403	$296	$(92,009)

(1)	No tax impact

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Changes in Shareholders’ Equity / (Deficit)

for the years ended December 31, 2017, 2016 and 2015

(in thousands U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income	Accumulated Losses	Total Equity / (Deficit)
	Number of shares (in thousands)	Amount
Balance as of December 31, 2014	50,463	5	192,338	(728)	40,520	(321,713)	(89,578)

Stock-based compensation expense	—	—	861	—	—	—	861
Foreign currency translation adjustment	—	—	—	—	(6,733)	—	(6,733)
Exercise of Stock Options by Employees	63	—	63	—	—	—	63
Shareholders contributions (1) (2)	9,590	1	142,529	—	—	—	142,530
Repurchase of common stocks (2)	(1,598)	—	(24,210)	—	—	(20,790)	(45,000)
Net loss for the year	—	—	—	—	—	(85,276)	(85,276)

Balance as of December 31, 2015	58,518	6	311,581	(728)	33,787	(427,779)	(83,133)

Stock-based compensation expense	—	—	574	—	—	—	574
Foreign currency translation adjustment	—	—	—	—	(17,501)	—	(17,501)
Net income for the year	—	—	—	—	—	17,797	17,797

Balance as of December 31, 2016	58,518	6	312,155	(728)	16,286	(409,982)	(82,263)

Stock-based compensation expense	—	—	4,289	—	—	—	4,289
Foreign currency translation adjustment	—	—	—	—	37	—	37
Issuance of common stock (3)	10,579	253,529					253,529
Net income for the year	—	—	—	—	—	42,366	42,366

Balance as of December 31, 2017	69,097	253,535	316,444	(728)	16,323	(367,616)	217,958

(1)	Net of issuance costs of $ 2,470.
(2)	See note 14.
(3)	Net of issuance costs of $21,530.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Cash Flows

for the years ended December 31, 2017, 2016 and 2015

(in thousands U.S. dollars)

	2017	2016	2015
Cash flows from operating activities:
Net income / (loss)	$42,366	$17,797	$(85,276)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency translation losses	457	466	2,762
Depreciation expense	5,075	5,089	5,152
Amortization of intangible assets	8,751	7,835	9,287
Stock based compensation expense	4,289	574	861
Interest and penalties	(65)	1,494	2,439
Income taxes	5,507	3,846	8,340
Allowance for doubtful accounts	818	2,548	2,142
(Recovery) / Provision for contingencies	(603)	526	10,347
Changes in assets and liabilities, net of non-cash transactions:
(Increase) / Decrease in accounts receivable, net of allowances	(85,383)	(71,389)	(22,834)
(Increase) / Decrease Related party receivables	(3,013)	(293)	(1,947)
(Increase) / Decrease in other assets and prepaid expenses	(10,090)	3,591	(8,030)
Increase / (Decrease) in accounts payable and accrued expenses	22,363	(13,895)	22,689
Increase / (Decrease) in travel suppliers payable	78,835	(20,121)	(15,079)
Increase / (Decrease) in other liabilities	(12,323)	10,440	(19,835)
Increase / (Decrease) in contingencies	(12,183)	618	1,170
Increase / (Decrease) in related party liabilities	13,964	13,210	57,797
Increase / (Decrease) in deferred revenue	2,461	(5,628)	5,766

Net cash flows provided by / (used in) operating activities	$61,226	$(43,292)	$(24,249)

Cash flows from investing activities:
Sales of short-term investments		40,013	—
Payments for short-term investments	—	—	(40,013)
Acquisition of property and equipment	(8,746)	(4,419)	(7,085)
Increase of intangible assets, including internal-use software and website development	(12,929)	(12,159)	(13,552)
(Increase) / Decrease in restricted cash and cash equivalents	3,414	(9,051)	(20,336)

Net cash flows (used in) / provided by investing activities	$(18,261)	$14,384	$(80,986)

Cash flows from financing activities:
Increase in loans and other financial liabilities	30,159	10,142	1,200
Decrease in loans and other financial liabilities	(29,574)	(5,000)	—
Proceeds from issuance of shares (1)	253,529	—	267,593
Repurchase of common stocks (2)	—	—	(45,000)
Loans received (2)	—	—	25,000
Payments of loans (2)	—	—	(50,000)

Net cash flows provided by financing activities	$254,114	$5,142	$198,793

Effect of exchange rate changes on cash and cash equivalents	(2,034)	(2,382)	(12,478)

Net increase / (decrease) in cash and cash equivalents	$295,045	$(26,148)	$81,080

Cash and cash equivalents as of beginning of the year	$75,968	$102,116	$21,036
Cash and cash equivalents as of end of the period	$371,013	$75,968	$102,116
Supplemental cash flow information
Cash paid for income tax	$18,455	$6,111	$16,316
Interest paid	$942	$684	$1,519

(1)	Net of issuance costs paid of $ 21,530 and $ 2,470 as of December 31, 2017 and 2015, respectively. See note 14
(2)	See note 14.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

1. Operations of the Company

On May 3, 2017, the stockholders of Decolar.com, Inc., a Delaware holding company, exchanged their shares for ordinary shares of Despegar.com, Corp. to create a new British Virgin Island holding company. Following the exchange, the Company’s shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp.

Despegar.com, Corp. (formerly Decolar.com, Inc.), is an online travel agency, which provides leisure and business travelers the tools and information they need to make travel reservations with providers of travel products around the world.

Despegar.com is the leading online travel agency in Latin America and includes both the Decolar and Despegar brands. With a presence in 20 countries, Despegar’s websites and mobile apps help leisure and business travelers to book accommodations, airline tickets, packages, rental cars, cruises, destination services and travel insurance around the world. The Company operates primarily under the “Despegar.com” brand for Spanish and English speaking customers and the “Decolar.com” brand for Portuguese speaking customers. The Company also generates additional revenue through the sale of advertising on its websites.

Despegar.com provides its customers with multiple ways to save on travel-related products and multiple alternatives to pay for such products.

During September 2017, the Company successfully completed its registration process with the United States Security and Exchange Commission and initial public offering pursuant to which the Company sold 10,578,931 shares of common stock and certain selling shareholders sold 4,106,569 shares of common stock, resulting in net proceeds to us of $ 253,529 thousand. See more details in note 20.

2. Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The following are the Company’s main operating subsidiaries (all wholly-owned):

Name of the Subsidiary	Country of Incorporation
Despegar.com.ar S.A.	Argentina
Decolar.com LTDA.	Brazil
Despegar.com Chile SpA	Chile
Despegar Colombia S.A.S.	Colombia
DespegarEcuador S.A.	Ecuador
Despegar.com México S.A. de C.V.	Mexico
Despegar.com Peru S.A.C.	Peru
Despegar.com USA, Inc.	United States
Travel Reservations S.R.L.	Uruguay

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Although the subsidiaries transact the majority of their businesses in their local currencies, the Company has selected the United States dollar (“U.S. dollar”) as its reporting currency. All significant intercompany accounts and transactions have been eliminated.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Foreign currency translation

The Company’s foreign subsidiaries (except for Travel Reservations S.R.L in Uruguay and other subsidiaries in the United States, Ecuador and Venezuela, which use the U.S. dollar as functional currency) have determined the local currency to be their functional currency. Assets and liabilities are translated from their local currencies into U.S. dollars at the end-of-the-year exchange rates, and revenue and expenses are translated at average monthly rates in effect during the year. Translation adjustments are included in the consolidated statement of comprehensive income / (loss).

Gains and losses resulting from transactions in non-functional currencies are recognized directly in the consolidated statements of operations under the caption “Financial income” and “Financial expense”.

3. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates. The significant estimates underlying the Company’s consolidated financial statements include revenue recognition, including the accounting for certain merchant revenues, allowance for doubtful accounts, recoverability of intangible assets with indefinite useful lives and goodwill, contingencies, fair value of stock based compensation and fair value of financial instruments. The consolidated financial statements reflect all adjustments considered, in the opinion of management, necessary to fairly present the results for the periods presented.

Concentration of risk

The Company’s business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, primarily airlines, dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. It also relies on global distribution system (“GDS”) partners and third-party service providers for certain fulfillment services.

Financial instruments, which potentially subject the Company to concentration of credit risk, mainly consist of cash and cash equivalents and accounts receivable (ie. clearing house for credit cards). The Company maintains cash and cash equivalents balances in financial institutions that management believes are high credit quality. Accounts receivable are settled mainly through customer credit cards and debit cards; the company maintains allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Revenue recognition

The Company generates revenue as a result of the booking of travel products and services on its websites and mobile apps. The Company provides customers the ability to book travel products and services on both a stand-alone basis or as a vacation package, primarily through its merchant and agency business models.

The Company derives its revenue mainly from:

•	Commissions earned from intermediating services, including facilitating reservations of flight tickets, hotel accommodations, car rentals and other travel-related products and services;

•	Service fees charged to customers for processing air tickets, hotel accommodations, car rentals and other travel-related products and services;

•	Override commissions or incentives from suppliers and GDS providers if the Company meets certain performance conditions; and

•	Advertising revenues from the sale of advertising placements on the Company’s websites.

Revenue is recognized when earned and realizable based on the following criteria: (1) persuasive evidence of an agreement exists, (2) the fee is fixed or determinable and (3) collectability is reasonably assured.

The Company also evaluated the presentation of revenue on a “gross” versus a “net” basis. The consensus of the authoritative accounting literature is that the presentation of revenue as “the gross amount billed to a customer because it has earned revenue from the sale of goods or services” or “the net amount retained (i.e., the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee” is a matter of judgment that depends on the relevant facts and circumstances. Despegar.com has determined net presentation is appropriate for the majority of its transactions. In making an evaluation of this issue, some of the factors that were considered are as follows: (i) the Company is not the primary obligor in the arrangement (strong indicator); (ii) the Company has no general supply risk (before customer order is placed or upon customer return) (strong indicator); and (iii) the Company has latitude in establishing price. The guidance clearly indicates that the evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. The Company concludes that it performs as an agent without assuming the risks and rewards of ownership of goods, and therefore revenue is reported on a net basis.

The Company offers travel products and services through the following business models: the Prepay/Merchant Model, which represents approximately 80% of total revenue, Other Revenue including GDS incentives, advertising represents 15% and the Pay-at-destination/Agency Model, which represents approximately 5% of total revenue.

Prepay/Merchant Business Model

Through this model the Company provides customers the ability to book air travel, accommodation, car rentals, cruises, destination services and vacation packages. The Company generates revenue based on the difference between the total amount that the customer pays for the travel product and

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

the net rate owed to the supplier plus estimated taxes. Despegar.com also earns revenue by charging customers a service fee for booking their travel reservation. Customers generally pay at the time of booking and the Company generally pays to the supplier at a later date, which is normally at the time the customer uses the travel reservation.

Depegar.com records the payments as deferred merchant bookings in travel suppliers payable in the balance sheet until the travel occurs; at that point, the Company recognizes the revenue for those refundable transactions on a net basis. For travel products that are cancelled by the customer after a specified period of time, the Company may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation. In nonrefundable transactions, as the Company does not have significant post-delivery obligations, the revenue is recorded on a net basis when the customer completes the reservation process in the Company’s platform.

Packages and sales transactions performed by customers through affiliated agencies are recognized following the revenue recognition policy described above for refundable / non refundable transactions.

Pursuant to the terms of the Company’s merchant supplier agreements, the Company’s travel service suppliers are permitted to bill it for the underlying cost of the service during a specified period of time. In the event that the Company is not billed by the travel supplier within a 12-month period from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Through this model, the Company provides customers the ability to book hotels, car rentals and other travel-related products and services to be paid at destination. Despegar.com earns a commission paid directly by suppliers. The Company generally collects these commissions after the customer uses the travel reservation. In certain circumstances, the Company may also earn revenue by charging customers with a service fee for booking their travel reservation.

The Company generally records revenue on an accrual basis when the travel occurs and is presented on a net basis. In addition, the Company records an allowance for collection risk on this revenue based on historical experience.

Incentives

The Company may receive override commissions from air, hotel and other travel service suppliers when it meets certain performance conditions. These commissions are recognized when the amount of the commission becomes fixed or determinable, which is generally when collection is reasonably assured (i.e. upon notification of the respective air supplier).

Additionally the Company uses GDS services provided by recognized suppliers. Under GDS service agreements, the Company earns revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Advertising

The Company records advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Sales tax

The Company’s subsidiaries in Brazil, Argentina and Colombia are subject to certain sales taxes, which are classified as contra-revenue.

Cash and cash equivalents

Cash and cash equivalents include investments with an original maturity of three months or less. All results generated from these investmentes are recorded as financial results when earned.

Restricted cash and cash equivalents

The primary purpose of restricted cash and cash equivalents is to collateralize operations with suppliers of travel products and services and related service providers such as IATA. In addition, the Company maintains $10,000 as security deposit with Expedia, as established in the Expedia Outsourcing Agreement.

Accounts receivable, net of allowances for doubtful accounts

Accounts receivables are recorded net of an allowance for doubtful accounts. The Company determines its allowance based on the aging of its receivables. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

Property and equipment, net

Property and equipment are stated at acquisition cost, less accumulated depreciation. Depreciation expense is calculated using the straight-line method, based on the estimated useful lives of the related assets.

The estimated useful lives (in years) of the main categories of the Company’s property and equipment are as follows:

Asset	Estimated useful life (years)
Computer hardware	3
Office furniture and fixture	10
Buildings	50

Expenditures for repairs and maintenance are charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset and its depreciated over the life of the contract.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations.

Goodwill and Intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not subject to amortization, but is subject to an annual assessment for impairment, or more frequently, if events and circumstances indicate impairment may have occurred, applying a fair-value based test.

Intangible assets resulting from the acquisition of companies were estimated by management based on the fair value of assets received. Identifiable intangible assets are comprised of trademarks and internet domains. Trademarks and domains are not subject to amortization, but subject to an annual impairment assessment.

Certain costs incurred related to the development of internal-use software are capitalized. Development costs incurred during the application development stage and upgrades and enhancement to existing software that provides additional functionality are capitalized. Costs incurred related to the preliminary project and post-implementation phases are expensed as incurred.

Software internally developed is amortized over a period of three years according to its expected useful life, using the straight-line method. In addition, the asset value of the software is evaluated for impairment periodically.

Financial systems are amortized over a period of 10 years, using the straight-line method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill and intangible assets with indefinite lives are reviewed at least annually for impairment, generally as of December 31, or more frequently if events and circumstances indicate impairment may have occurred. Impairment of goodwill is tested at the reporting unit level by comparing the reporting units carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. No impairments were recognized during the reporting years for goodwill or intangible assets with indefinite life.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Pension information

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or private pension plans. Amounts payable to such plans are accounted for on an accrual basis.

Severance payments

The Company may register a liability for severance payments if the following criteria are met: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and (e) the plan has been communicated to employees.

Contingent liabilities

The Company has certain regulatory and legal matters outstanding, as discussed further in note 13 “Commitments and Contingencies.” Periodically, the status of all significant outstanding matters is reviewed to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Company records the estimated loss in the consolidated statements of operations.

Additionally, disclosure in the notes to the consolidated financial statements is provided for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would materially impact the financial position and results of operations. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable.

The Company records accruals related to commercial, labor and tax contingencies that may generate an obligation for the Company. Accruals are made on the best information available at the time; such analysis may be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Derivative instruments

Derivative instruments are carried at fair value on the consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts the Company would expect to receive or pay upon termination of the contracts as of the reporting date.

As of December 31, 2017 the Company maintained derivative instruments consisting of foreign currency forward contracts. The Company uses foreign currency forward contracts to hedge exposure in currencies different from the reporting currency. The goal in managing the foreign exchange risk is to reduce, to the extent practicable, the potential exposure to exchange rate fluctuations and its resulting effect on earnings, cash flows and financial position. The foreign currency forward contracts are typically short-term and do not qualify for hedge accounting treatment. Changes in fair value are recorded in financial results.

Following is the derivatives position as of December 31, 2017 and 2016:

	Currency	Notional amount	Type	Due	Avg Price (1)	Fair value
2017
	Argentine pesos	$2,000	Purchase	Jan-18	17.835	115
	Chile pesos	$8,500	Purchase	Jan-18	634.49	(260)
	Mexican pesos	$7,000	Sell	Jan / Feb-18	19.27	(214)
2016
	Brazilian Reais	$15,000	Sell	Jan-17	3.37	457
	Argentine pesos	$5,000	Purchase	Jan-17	16.17	(49)

(1)	In each respective currency.

The changes in fair value of derivatives has been accounted for under Financial income/(expense) in the consolidated statement of operations.

Comprehensive income / (loss)

Comprehensive income / (loss) includes net income / (loss) as currently reported under U.S. GAAP and also considers the effect of additional economic events that are not required to be recorded in determining net income, but are rather reported as a separate component of shareholders’ deficit.

Other comprehensive income / (loss) includes the cumulative translation adjustment relating to the translation of the financial statements of the Company’s foreign subsidiaries (see Note 2 “Foreign currency translation”).

Stock-based compensation

Compensation cost related to stock-based employee compensation arrangements are accounted for at fair value at the time of grant. The calculation of fair value is affected by the Company’s stock price estimation as well as assumptions regarding a number of highly complex and subjective variables at the time of the grant. Compensation cost is recognized on a straight-line basis over the requisite service period which commences on the grant date as there exists a mutual understanding of the key terms and conditions at the date the award is approved by the board of directors or other management with relevant authority and the following conditions are met:

• The award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer.

• The key terms and conditions of the award had been communicated to an individual recipient within a relatively short time period from the date of approval.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Marketing and advertising expenses

The Company incurs advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote the business. The Company expenses the production costs associated with advertisements in the period in which the advertisement first takes place. The Company expenses the costs of advertisement in the period during which the advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or (ii) on a straight-line basis over the term of the contract.

Advertising expenses for 2017, 2016 and 2015 amounted $ 144,777, $ 102,770 and $149,814, respectively.

Accounting for income taxes

The Company is subject to U.S. and foreign income taxes. The provision for income taxes includes federal and foreign taxes. Income taxes are accounted for under the asset and liabilities method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company set up a valuation allowance for that component of net deferred tax assets which does not meet the more-likely-than-not criterion for realization. A valuation allowance is recognized for a component of net deferred tax assets, including tax loss carryforward, which is assessed as not recoverable. As of December 31, 2017 and 2016 the valuation allowance amounted to $ 42,584 and $ 45,526, respectively.

Due to inherent complexities arising from the nature of the Company’s business, future changes in income tax law, transfer pricing new regulations or variances between actual and anticipated operating results, the Company makes certain judgments and estimates. Therefore, actual income taxes could materially vary from those estimates.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Expedia transaction

As further discussed in note 14, in March 2015, the Company entered into a $270,000 equity transaction with (sale of common stock to) Expedia, Inc. (Expedia) while at the same time an agreement (the Expedia Outsourcing Agreement a revenue arrangement for the Company to act as an agent for Expedia in certain countries) was signed which includes a $125,000 termination fee if certain minimum revenue thresholds are not achieved or if and when the Company ultimately terminates the agreement. At the same time as these transactions occurred, the Company repurchased common stock of certain shareholders seeking liquidity at the same purchase price per share paid by Expedia to the Company under the Stock Purchase Agreement.

The termination provisions of the Expedia Outsourcing Agreement never expire and also could be triggered by Expedia if the Company does not meet certain minimum volume commitments, which is not within the Company’s control. Eventually, the Company will terminate the agreement or there may be a change of control and will need to refund $125,000 to Expedia. Accordingly, this payment is not considered as a contingent payment but rather a known payment with just a contingency as to timing of payment.

Following the guidance in ASC 505 and ASC 605-50, equity was credited at its fair value with any remaining amounts paid attributable to other elements of the arrangement.

Management has determined the fair value of the equity issued to Expedia taking into account independent valuations, resulting in an amount of approximately $145,000. Therefore, it was concluded that the Expedia transaction was issued at a premium of approximately $125,000, which was recorded as a liability to reflect the termination fee.

According to the Expedia Outsourcing Agreement, the Company must consistently generate a certain minimum volume of paid customer activity for Expedia over the term of the Expedia Outsourcing Agreement or Expedia would have the right to terminate the agreement and the Company would be subject to pay $ 125,000 in liquidated damages to Expedia. In addition, if in the future management and the Company’s directors determine that the Company should exit the Expedia Outsourcing Agreement after the minimum term of seven years, which the Company has no present intention of doing, it would be required to pay $ 125,000 to do so. As the agreement with Expedia automatically renews indefinitely and there is no way for the Company to exit the agreement and avoid this payment without agreement from Expedia, the obligation to ultimately pay Expedia upon termination of the arrangement (even if delayed) represents a long-term liability in the amount of the $ 125,000 termination fee.

The revenue derived from Expedia Lodging outsourcing agreement is fixed and determinable and is not subject to any refund beyond the $ 125,000 termination fee that has been fully accrued.

Stock issuance costs totaling $2,470 were recorded as a reduction of stock purchase price.

Recently issued accounting pronouncements

The Company provides below a description of those standards which are relevant to the Company’s business only and the impact of their adoption if any.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

New Revenue Recognition policy

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”) amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017. In addition, the FASB has also issued several amendments to the standard which clarify certain aspects of the guidance, including principal versus agent consideration and identifying performance obligations.

The Company has determined that the new guidance will not change our previous conclusion on net presentation. The Company has also determined that the standard will affect the moment in which the revenue is recognized for pre-paid refundable transactions and transactions that are paid at destination. Under this standard, companies are permitted to recognize revenue from transactions once the performance obligation has been satisfied. As an intermediary between customers and travel suppliers, the Company’s performance obligation is concluded at the completion of the transaction on the Company’s platform at the time of booking, therefore the revenue can be recognized at that time, rather than at the check-out date. Concurrently, the Company will recognize a provision for cancellations and customers failing to arrive for their reservations for all refundable pre-paid sales and all pay-at-destination reserves recognized under this criteria. The Company will adopt the modified retrospective approach and the net impact in Revenue of this change will be $43.9 million. This change will have an effect in accumulated earnings of $37.8 million, net of tax effect.

The Company has completed the overall assessment and finalized the quantification of the retained earnings impact. Additionally, the Company has identified and implemented changes on its accounting policies and practices, business processes, and controls to support the new revenue recognition standard. The Company is continuing the assessment of potential changes to its disclosures under the new standard.

On February 25, 2016 the FASB issued ASU 2016-02. The amendments in this update create Topic 842, Leases, which supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. Previous GAAP did not require lease assets and lease liabilities to be recognized for most leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. Based on existing leases currently classified as operating leases, the Company expects to recognize on the statements of financial position right-of-use assets and lease liabilities. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is assessing the effects that the adoption of this accounting pronouncement may have on the Company’s financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

On June 16, 2016 the FASB issued the ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of credit losses on financial instruments”. This update amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, this update eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however this topic will require that credit losses be presented as an allowance rather than as a write-down. The new standard is effective for fiscal years beginning after December 15, 2019. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

In August 2016, the FASB issued Accounting Standard Update No. 2016-15, Statement of Cash Flows (topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted. We plan to adopt this new guidance on January 1, 2018 using the retrospective transition approach for all periods presented. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We will adopt the new standard effective January 1, 2018, using the retrospective transition approach for all periods presented. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04. To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. A public business entity should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

On May 10, 2017 the FASB issued “ASU 2017-09—Compensation—Stock compensation (Topic 718): Scope of modification accounting”. The amendments in the update provide guidance about types of changes to the terms or conditions of share-based payment awards would be required to apply modification accounting under Topic 718. The new standard is effective for annual, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

On September 29, 2017 the FASB issued “ASU 2017-13—Revenue recognition (Topic 605), Revenue from contracts with customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)”. This update addresses Transition Related to Accounting Standards Updates No. 2014-09, Revenue from Contracts with Customers (Topic 606), and No. 2016-02, Leases (Topic 842). This Update also supersedes SEC paragraphs pursuant the rescission of SEC Staff Announcement, “Accounting for Management Fees Based on a Formula”, effective upon the initial adoption of Topic 606, Revenue from Contracts with Customers, and SEC Staff Announcement, “Lessor Consideration of Third-Party Value Guarantees,” effective upon the initial adoption of Topic 842, Leases. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

On November 22, 2017 the FASB issued “ASU 2017-14—Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)”. This update amends SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 116 and SEC Release No. 33-10403, which bring existing guidance into conformity with Topic 606, Revenue from Contracts with Customers. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

On February 14, 2018 the FASB issued “ASU 2018-02—Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. This update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Job Acts. Because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of December 31, 2017	As of December 31, 2016
Cash	12	10
Banks	344,809	22,681
Time deposits	—	50,000
Money market funds	26,192	3,277

	$371,013	$75,968

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

5. Accounts receivable, net of allowances

Accounts receivable, net of allowances consist of the following:

	As of December 31, 2017	As of December 31, 2016
Accounts receivable	197,389	123,267
Others	4,048	1,344
Allowance for doubtful accounts	(3,164)	(3,513)

	$198,273	$121,098

6. Other assets and prepaid expenses

Other current assets and prepaid expenses consist of the following:

	As of December 31, 2017	As of December 31, 2016
Tax credits (1)	23,866	16,985
Cash managed by third parties	3,473	4,337
Advertising paid in advance	383	715
Others	1,683	1,550

	$29,405	$23,587

(1)	Mainly includes $ 10,833 of VAT credits, $ 7,394 of income tax credits, $ 2,965 of sales tax credits and $ 2,674 of other tax credits as of December 31, 2017; and $ 3,093 of VAT credits, $ 7,835 of income tax credits, $ 4,581 of sales tax credits and $ 1,476 other tax credits as of December 31, 2016.

Other non-current assets consist of the following:

	As of December 31, 2017	As of December 31, 2016
Deferred tax assets	4,658	3,597

	$4,658	$3,597

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

7. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31, 2017	As of December 31, 2016
Computer hardware and software	26,001	22,334
Office furniture and fixture	11,915	9,071
Buildings	2,790	2,298
Land	64	75

Total property and equipment	40,770	33,778

Accumulated depreciation	$(24,599)	$(20,061)

Total property and equipment, net	$16,171	$13,717

Total depreciation expense for the years 2017 and 2016 is $5,075 and $5,089, respectively.

8. Goodwill and intangible assets, net

Goodwill and intangible assets, net consists of the following:

	As of December 31, 2017	As of December 31, 2016
Goodwill (1)	38,733	38,894
Intangible assets with indefinite lives
Brands and domains	13,882	13,882
Amortizable Intangible assets
Internal-use software and site internally developed	47,980	35,217

Total intangible assets	61,862	49,099

Accumulated amortization (2)	(26,438)	(17,687)

Total intangible assets, net	$35,424	$31,412

(1)	Following is the breakdown of Goodwill per reporting unit as of December 31, 2017 and 2016:

	Balance of beginning of period	Other comprehensive Income / (Loss)	Balance at end of period
2017
Argentina	2,187	(321)	1,866
Brazil	12,959	(193)	12,766
Mexico	6,909	353	7,262
Uruguay	16,839	—	16,839

Total	38,894	(161)	38,733
2016
Argentina	2,665	(478)	2,187
Brazil	10,816	2,143	12,959
Mexico	8,234	(1,325)	6,909
Uruguay	16,839	—	16,839

Total	38,554	340	38,894

Goodwill is fully attributable to the Air operating segment.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

(2)	Total amortization expense for the years 2017 and 2016 is $ 8,751 and $ 7,835, respectively. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2017, assuming no subsequent impairment of the underlying assets, is as follows:

2018	5,986
2019	5,986
2020	5,986
2021	717
2022 and beyond	2,867

Total	21,542

9. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	As of December 31, 2017	As of December 31, 2016
Marketing suppliers	28,301	15,723
Provision for invoices to be received	6,285	3,353
Affiliated agencies	977	690
Other suppliers	10,046	5,569

	$45,609	$25,335

10. Travel Suppliers payable

Travel Supplier payables consist of the following

	As of December 31, 2017	As of December 31, 2016
Hotels and other travel service suppliers (1)	151,023	96,357
Airlines	23,794	5,880

	$174,817	$102,237

(1)	Includes $ 137,396 and $ 84,477 as of December 31, 2017 and 2016, respectively, for deferred merchant bookings which will be due after the traveler has checked out.

11. Other liabilities

Other current liabilities consist of the following:

	As of December 31, 2017	As of December 31, 2016
Salaries payable (1)	31,141	33,266
Taxes payable	5,517	13,912
Others	3,093	1,506

	$39,751	$48,684

(1)	As of December 31, 2016, includes settlements payables with certain management stockholders (note 13)

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Other non-current liabilities consist of the following:

	As of December 31, 2017	As of December 31, 2016
Taxes payable (1)	1,015	1,411

	$1,015	$1,411

(1)	Includes deferred tax liabilities as of December 31, 2016. See note 12.

12. Income taxes

The following table presents a summary of U.S. and foreign income tax expense components:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Current:
Foreign	(7,682)	(4,459)	(9,879)
Federal	(36)	(50)	14
Deferred:
Foreign	2,063	663	(220)
Withholding:
Foreign	(6,339)	(6,692)	(7,919)

Income tax expense	$(11,994)	$(10,538)	$(18,004)

Below the classification of deferred tax assets/liabilities by current and non-current:

	As of December 31, 2017	As of December 31, 2016
Non-Current deferred tax assets	47,242	49,123

Total deferred tax assets	47,242	49,123

Less valuation allowance	(42,584)	(45,526)
Net deferred tax assets	4,658	3,597
Non-Current deferred tax liabilities	—	(1,002)

Total deferred tax liabilities	—	(1,002)

Total deferred tax	4,658	2,595

The Company had adopted ASU 2015-17, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified statement of financial position. The Company adopted the retrospective approach.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

As of December 31, 2017, consolidated loss carryforwards for income tax purposes were $88,041. If not utilized, tax loss carryforwards will begin to expire as follows:

Expiration Date	NOLs Amount
Expires 2020	6,990
Thereafter	14,248
Without expiration dates	66,803

TOTAL (1)	88,041

(1)	These tax loss carryforwards detailed above are fully reserved at December 31, 2017.

NOLs Carryforwards expiration:

•	Brazil: $66,802. No expiration but offset limitation of 30% of the taxable income by fiscal year.

•	USA: $6,388. Expiration after 20 years, but offset limitation of 90% of the taxable income by fiscal year.

•	Argentina: $1,200. Five fiscal years expiration.

•	Colombia: $2,917. Three fiscal years expiration.

•	Venezuela: $6,989. Three fiscal years expiration, but offset limitation of 25% of the taxable income by fiscal year.

•	Peru: $261. No expiration, but offset limitation of 50% of the taxable income by fiscal year.

•	Mexico: $3,500. Ten fiscal years expiration.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has foreign subsidiaries with aggregated undistributed earnings of $ 1,847 as of December 31, 2017. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The following table summarizes the composition of deferred tax assets and liabilities as of the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Deferred Tax Assets
Tax loss carryforwards	33,067	39,950
Allowance for doubtful accounts	322	515
Royalties	1,379	1,249
Provisions and other assets	12,474	7,409

Total Deferred Tax Assets	47,242	49,123

Less valuation allowance	(42,584)	(45,526)

Total Deferred Tax Assets, net	4,658	3,597

Deferred Tax Liabilities
Property and equipment	—	(54)
Others	—	(948)

Total Deferred Tax Liabilities	—	(1,002)

Total Deferred Tax	4,658	2,595

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the weighted average income tax rate for 2017, 2016 and 2015 to income / (loss) before taxes:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Net Income / (Loss) before Income Tax	54,360	28,335	(67,272)
Weighted average income tax rate (3)	33%	30%	30%

Income tax expense at weighted average income tax rate	17,740	8,501	(20,182)
Permanent differences:
(Non-Taxable Income) / Non-Deductible Losses (1)	(10,714)	(6,826)	2,151
Foreign non-creditable withholding tax (2)	6,339	6,692	7,919
Non-deductible expenses	2,223	2,928	26,698
Others	(651)	(94)	1,198
Change in Valuation allowance	(2,943)	(663)	220

Income Tax expense	11,994	10,538	18,004

(1)	Includes tax benefits / non- deductible losses on export services to non-free Uruguayan territories from “Free Trade Zone” in Uruguay.
(2)	Includes foreign withholding taxes on royalties and services.
(3)	The Company uses a weighted average rate for the income tax reconciliation. Weighted average income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, derived by the consolidated income before tax.

The following table presents the changes in the Company’s valuation allowance as of December 31, 2017, 2016 and 2015:

	Balance of beginning of period	Increase	(Decrease)	Balance at end of period
2017	45,526	4,716	(7,658)	42,584
2016	46,189	1,897	(2,560)	45,526
2015	45,969	9,039	(8,819)	46,189

13. Commitments and contingencies

Leases

The Company leases office space under operating lease agreements with original terms ranging from 2 to 5 years. Rent expense amounted to $ 4,413 and $ 2,348 for the years ended December 31, 2017 and 2016, respectively. The Company’s lease obligations under non-cancellable operating leases are as follows:

Year ended December 31, 2017	Amount
Within 1 year	4,036
2 – 3 years	7,023
4 – 5 years	2,171

Total	13,230

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Employment agreements

The Company has entered into employment agreements with certain key employees providing compensation guidelines for each employee. Pursuant to the terms of the employment agreements, the executives are generally entitled to receive compensation in the form of (i) an annual salary payable in cash on a monthly basis and (ii) a yearly bonus subject to the fulfillment of certain performance targets.

Tax, legal and other

The Company is involved in disputes arising from its ordinary course of business. Although the ultimate resolution on these matters cannot be reasonably estimated at this time, management does not believe that they will have a material adverse effect on the financial condition or results of operations of the Company.

As of December 31, 2017 the Company had accrued liabilities of approximately $7,910 related to unasserted tax claims. The Company currently estimates unasserted possible losses related to matters for which it has not accrued liabilities, as they are not deemed probable and reasonably estimable, to be approximately $23,100. The Company evaluates the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. As a result, future increases or decreases to its accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

Brazilian Tax Authority Claim

In March 2013, São Paulo tax authorities asserted taxes (Brazilian municipal taxes “Imposto Sobre Serviço”) and fines against the Company’s Brazilian subsidiary relating to the period from 2008 to 2011 in an approximate updated amount of $ 21,500, including ordinary taxable services on commissions earned. On April 2, 2013, the Company’s Brazilian subsidiary filed an administrative defense against the authorities’ claim. In a decision published on August 30, 2014 the São Paulo tax authorities ruled against the Brazilian subsidiary upholding the claimed taxes and the fines previously imposed. An appeal to the São Paulo City Administrative Court was filed on September 30, 2014. On December 4, 2015, the Administrative Court ruled partially against the Brazilian subsidiary upholding the claimed taxes and the fines previously imposed. The Company accrued liabilities of $ 9,928 for the contingency.

On July 5, 2017, the Municipality of São Paulo published the terms of a special installment program called “Programa de Parcelamento Incentivado, PPI 2017”. On September 12, 2017 the Company applied for the program and was permited to pay in a single installment of $ 8,900 with a reduction in the interests and penalties due.

14. Related party transactions

Settlement with Certain Management Stockholders

In the last two months of 2016, the Company entered into settlement agreements and terminated the employment of two management stockholders (“Founders”). The settlement agreements includes a payable cash amount of $ 5,800, as a result of an employee relationship benefit and non competition and non disclosure agreement, out of which 50% was payable on July 1, 2018 or upon the occurrence of a liquidity event, which may result from the consummation of an initial public offering, or a capital injection among other conditions. On September 20, 2017, the Company completed its initial public offering; and the settlement was fully paid in December 2017.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

In 2015, the Company terminated the employment of two management stockholders and entered into settlement agreements with each of them. The settlement agreement included the payment of a cash amount for approximately $ 5,400 and the repurchase by the Company of a portion of their shares.

Transaction with Expedia, Inc.

Common stock agreement

On March 3, 2015 (“Transaction Date”), Expedia invested $ 270,000 to purchase 9,590,623 of common stock, representing 16.36% of the Company’s issued and outstanding shares on a basic shares count basis as of that date. See note 3 – Expedia transaction, for an explanation of the accounting for this transaction.

In order to facilitate the transaction, the Company issued common shares to Expedia on the Transaction Date and then, as mandated in the agreement, repurchased 1,598,434 shares from selling shareholders. The repurchase of shares was made above the fair value at the Transaction Date.

The agreement specifically indicates the following use of the proceeds: (i) $ 50,000 to repay certain Loans furnished by the shareholders; (ii) $ 45,000 to repurchase shares from all shareholders (including founders and employees) other than the controlling shareholder; and (iii) $ 175,000 for general corporate purposes.

Expedia Outsourcing Agreement

In conjunction with the Stock Subscription Agreement, the Company entered into a Lodging Outsourcing Agreement (the “Expedia Outsourcing Agreement”) with Expedia expanding its commercial relationship. The Expedia Outsourcing Agreement broadened Expedia’s powering of Decolar.com’s hotel supply, including the designation of Expedia as provider of hotel inventory outside of Latin America as from April 1, 2015. During the term of the agreement, Expedia will pay Decolar.com a marketing fee for each booking of Expedia’s inventory. The Expedia Outsourcing Agreement includes customary terms for this type of long-term partnership, and also includes: (a) the obligation to generate a minimum volume of transactions; and (b) a termination penalty of $ 125,000; (see comment in note 3 – Expedia transaction), and (c) unilaterally by Expedia in the event of a change of control of the Company. In addition, the Expedia Outsourcing Agreement provided the opportunity for Expedia to access Decolar’s hotel supply inventory in Latin America.

Under the Expedia Outsourcing Agreement, “Change of Control” means (a) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, to any Strategic Party or (b) the acquisition by any Strategic Party, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership, of more than 50% of the total voting or economic power of the securities of the Company or any direct or indirect parent of the Company. “Strategic Party” means any Person other than a single individual which does not directly or indirectly own or control any assets or companies operating (x) in the consumer or corporate travel industry, or (y) as an Internet-enabled provider of travel search or information services.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Unilateral termination of the Expedia Outsourcing Agreement by the Company, in addition to triggering the penalty described above, also gives Expedia the right to sell its shares back to the Company for fair market value.

Balances and operations with Expedia

Starting in March 2015, as a result of the execution of the Expedia Outsourcing Agreement executed with Expedia, the Company recognized balances and operations with Expedia as a related party.

The balances between the Company and Expedia are: $ 5,253 and $ 2,240 as of December 31, 2017 and 2016, respectively, recorded in Related party receivable; and $ 84,364 and $ 71,006 as of December 31, 2017 and 2016, respectively, recorded in Related party payables.

The net related party transactions are $37,000, $ 27,008 and $22,911 for the years ended December 31, 2017, 2016 and 2015, respectively, recorded in Revenue.

In addition, the Company has provided Expedia with a guaranty in form of security deposits in an aggregated amount of $ 10,000. They are recorded in restricted cash and cash equivalents non-current.

Shareholders’ loans

In 2013, Decolar.com Inc. received loans (the “Loans”) from the following shareholders: Tiger Global Private Investment Partners IV, L.P., Tiger Global Investments, L.P., Scott Shleifer 2011 Descendants’ Trust, Ventoux V LLC and Metal Monkey Trust (the Lenders) for $ 25,000. The Loans were instrumented through promissory notes, which included the following conditions:

•	Interest rate: no interest shall accrue or be payable

•	Voluntary prepayment: at the option of the Company, in whole or in part, at any time, without premium or penalty

In February 2015, Decolar.com Inc. received a loan (the “February loan”) from the following shareholders: Tiger Global Private Investment Partners IV, L.P., Tiger Global Investments, L.P., Scott Shleifer 2011 Descendants’ Trust, Ventoux V LLC and Metal Monkey Trust (the Lenders) for $ 25,000. The February loan was instrumented through a promissory note.

On March 2015, the Loans and the February loan were prepaid in full with the proceeds of the Expedia transaction.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

15. Fair value measurements

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

Description	Balances as of December 31, 2017	Quoted prices in active markets for (Level 1)	Significant other (Level 2)	Balances as of December 31, 2016	Quoted prices in active markets for (Level 1)	Significant other (Level 2)
Assets
Derivatives
Foreign currency forward contract	—	—	—	408	—	408
Liabilities
Derivatives
Foreign currency forward contract	(359)	—	(359)	—	—	—

Total financial assets	(359)	—	(359)	408	—	408

As of December 31, 2017 and 2016, the Company’s financial assets valued at fair value consisted of assets valued using; (i) Level 1 inputs: unadjusted quoted prices in active markets (Level 1 instrument valuations are obtained from observable inputs that reflect quoted prices (unadjusted) for identical assets in active markets); and (ii) Level 2 inputs, which are obtained from readily-available pricing sources for comparable instruments as well as instruments with inactive markets at the measurement date. As of December 31, 2017 and 2016, the Company did not have any assets without market values that would require a high level of judgment to determine fair value (Level 3).

As of December 31, 2017 and 2016, the carrying value of the Company’s financial assets and liabilities measured at amortized cost approximated their fair value because of its short term maturity. These assets and liabilities included cash and cash equivalents; restricted cash; accounts receivables, net; other receivables and prepaid expenses; other non-current assets; accounts payable and accrued expenses; hotel suppliers payable; loans and other financial liabilities; salaries and social security payable; taxes payable and other liabilities. Loans payable approximate their fair value because the interest rates are not materially different from market interest rates.

The fair values for those financial assets and liabilities of the Company measured at amortized cost, is equal to their respective book values as of December 31, 2017 and 2016.

In addition, as of December 31, 2017 and 2016, the Company had $ 39,764 and $ 93,197 of cash and cash equivalents and restricted cash and cash equivalents, respectively, which consisted of time deposits. Those investments are accounted for at amortized cost, which, as of December 31, 2017 and 2016, approximates their fair values.

There have been no reclasifications among fair value levels.

16. Earnings per share

Earnings per share

Basic earnings per share

Basics earnings per share was calculated for the year ended December 31, 2017, 2016 and 2015 using the weighted average number of common shares outstanding during the period.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Diluted earnings per share

For the year ended December 31, 2017 and 2016, the Company computed diluted earnings per share using (i) the number of shares of common stock used in the basic earnings per share calculation as indicated above (ii) if diluted, the incremental common stock that the Company would issue upon the assumed exercise of restricted stock units. For the year ended December 31, 2017, the incremental common stock that the Company would issue upon the assumed exercise of the stock option plan was not included in the diluted earnings per share even when they were in-the-money, as under the treasury stock computation method they have an antidilutive effect as the sum of the proceeds, including unrecognized compensation expense, exceeds the average stock price. For the year ended December 31, 2016, stock options were out-of-the-money as the strike price exceeded the current share price; therefore they are not included in the computation of diluted earnings per share. There is no antidilutive effect for the year ended December 31, 2015.

The following table presents basic and diluted earnings per share:

	2017	2016	2015
Net income / (loss) attributable to Despegar.com Corp.	42,366	17,797	(85,276)
Earnings per share attributable to Despegar.com Corp.
Basic	0.69	0.30	(1.49)
Diluted	0.69	0.30	(1.49)
Weighted average number of shares outstanding
Basic	61,457	58,518	57,078
Dilutive effect of restricted stock units	90	90	n/a

17. Stock based compensation

2015 Restricted Stock Unit Plan

On March 6, 2015, the shareholders of the Company approved a new restricted stock unit plan including the issuance of 90,626 restricted stock unit (the “RSUs”) in favor of an officer of the Company.

The RSUs include the following conditions:

•	Time-based condition: satisfied with respect to

•	40,626 RSUs on January 1, 2016;

•	20,000 RSUs on January 1, 2017;

•	20,000 RSUs on January 1, 2018; and

•	10,000 RSUs on July 1, 2018;

provided that the officer remains in continuous service through each applicable date.

•	Liquidity Event Requirement: satisfied on the earlier to occur of

•	an Initial Public Offering of the Company’s common stock, or

•	a change of control transaction (sale event).

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

•	No additional vesting exists upon completion of a liquidity event.

•	Restrictions:

•	Repurchase rights: in the event of a change of control, the Company has the right to repurchase certain shares contingent upon the valuation of the Company at such time, and

•	Transfer restrictions: after the consummation of an Initial Public Offering transfer restrictions apply limiting the ability to transfer certain shares subject to the valuation of the Company at such time.

The fair value of RSU granted during the year ended December 31, 2015, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Expected volatility	41.69%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$7.47

The remaining vesting period as of December 31, 2017 is 6 months.

The following table presents a summary of the Company’s RSU activity:

	RSU’s	Weighted Average Grant Date Fair Value per share
Balance as of January 1, 2015	—	—
Granted	90,626	7.47

Balance as of December 31, 2015	90,626	7.47
Granted	—	—
Vested / (Cancelled)	—	—

Balance as of December 31, 2016	90,626	7.47
Granted	—	—
Vested / (Cancelled)	—	—

Balance as of December 31, 2017	90,626	7.47

2016 Stock Option Plan

On November 2016, the Board of Directors of the Company approved, subject to the approval of the Company’s Stockholders (which occurred in March 2017), to adopt a stock plan and reserve for issuance up to 4,000,000 stock options, from which 3,175,000 stock options were effectively granted in favor of some officers of the Company.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The plan includes the following conditions:

•	Time-based condition: satisfied with respect to:

•	5% of stock options vest on December 1, 2017;

•	10% of stock options vest on December 1, 2018;

•	15% of stock options vest on December 1, 2019;

•	20% of stock options vest on December 1, 2020;

•	25% of stock options vest on December 1, 2021; and

•	25% of stock options vest on December 1, 2022;

if the officer remains in continuous service through each applicable date.

•	Liquidity Event Requirement: satisfied on the earlier to occur of

•	(i) an Initial Public Offering of the Company’s common stock, or

•	(ii) a change of control event.

•	No additional vesting exists upon completion of a liquidity event.

The Company has used the Fair Value Method for determining the value of the stock options plan. The remaining vesting period as of December 31, 2017 is 59 months.

The fair value of stock options granted during the year ended December 31, 2017, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Risk-free interest rate	1.49%
Expected volatility	40.1%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$10.737

The fair value of stock options granted during the year ended December 31, 2016, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Risk-free interest rate	1.84%
Expected volatility	39.9%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$6.90

The following table presents a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price per share	Remaining Contractual Life
Balance as of December 31, 2015	—	—	—
Granted	3,175,000	26.02
Balance as of December 31, 2016	3,175,000	26.02	6
Granted	600,000	26.02
Balance as of December 31, 2017	3,775,000	26.02	5

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

As of December 31, 2017, there was approximately $24,600 of unrecognized stock-based compensation expense related to unvested stock-based awards, which is expected to be recognized in expense over a weighted-average period of 4.8 years. Compensation cost will not be impacted upon completion of a liquidity event.

On August 10, 2017, the Board of Directors and Company’s Stockholders approved Amended and Restated 2016 Stock Incentive Plan and reserve for issuance 861.777 shares, which increases total stock subject to the plan to no more than 4.861.777 shares.

On March 1 and April 1, 2018, the Board of Directors and Company’s Stockholders granted an additional 375,000 options to certain employees of the Company. In addition, 250,000 options were forfeited by departing employees. As of the date of these financial statements, there are 3,900,000 issued options outstanding. Additionally, the Board of Directors and Company’s Stockholders approved 465,518 restricted share units which have not yet been granted.

18. Guarantees

The Company is required to be accredited by the International Air Transport Association (“IATA”) to be permitted to sell international airlines tickets of airlines affiliated with IATA.

During 2017, certain Despegar.com subsidiaries granted guarantees for $ 39,764 for the benefit of the IATA, Expedia and other suppliers in the form of time deposits or bank and insurance guarantees, which were recorded as Restricted cash and cash equivalent in the consolidated balance sheet at December 31, 2017 and also granted a mortgage in favor of IATA on a building in Argentina.

19. Valuation and qualifying accounts

The following table presents the changes in the Company’s valuation and qualifying accounts.

	Balance of beginning of period	Increase / (Decrease)	Utilization	Other comprehensive Income / (Loss)	Balance at end of period
2017
Allowance for doubtful accounts	3,513	818	(984)	(183)	3,164
2016
Allowance for doubtful accounts	3,401	2,548	(2,515)	79	3,513
2015
Allowance for doubtful accounts	7,493	2,142	(5,388)	(846)	3,401

20. Initial Public Offering

In September 2017, the Company successfully completed its registration process (the offering) with the United States Securities and Exchange Commission (SEC) through which 12,770,000 shares of common stock were sold to the underwriters at $ 26 per share less an underwriting discount of 5.75%. From this total, 8,663,431 shares were sold by the Company and 4,106,569 shares were sold by stockholders.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The Company granted to the Underwriters an option, exercisable for 30 days, from September 20, 2017, to purchase up to 1,915,500 additional shares at the public offering price less the underwriting discount. The option was exercised on September 20, 2017, for all the shares available.

The net proceeds of the offering totaled $253,529 after deducting the underwriting discount and offering expenses payable by the Company. The proceeds will be used for general corporate purposes.

21. Segment information

In order to make operating decisions and assess performance, the Company’s chief operating decision function organized the Company’s business in two operating segments, namely “Air” and “Packages, Hotels and Other travel products”, each of them having their own respective segment management.

The “Air” operating segment derives its revenue from commissions earned from facilitating reservations of flight tickets, service fees charged to customers for processing flight tickets and override commissions or incentives from suppliers and GDS if the Company meets certain volume thresholds.

The “Packages, Hotels and Other travel products” operating segment derives its revenue from commissions earned from facilitating reservations of packages, accommodations, car rentals and other travel related products and services, service fees charged to customers for processing bookings, advertising revenue from the sale of advertising placements on the Company’s websites and override commissions or incentives from suppliers if the Company meets certain volume thresholds. Packages are bundle deals where the customer selects and buys multiple products, within the same session. In these transactions the Company acts as an intermediary. Packages transaction may include airline tickets. The air portion of these package transactions is included within the “Packages, Hotels and Other travel products” operating segment.

The Company’s primary measure of a segment’s profit or loss is Adjusted EBITDA, which includes allocations of certain expenses based on transaction volumes and other usage metrics. The Company’s allocation methodology is periodically evaluated and may change.

The Company does not have:

•	transactions between reportable segments

•	assets allocated by segment, or

•	revenue from transactions with a single customer amounting to 10 percent or more of revenue.

The following tables present the Company’s segment information for 2017, 2016 and 2015. While depreciation and amortization is allocated to operating segments based on operational measures such as relative headcount and IT investment, property and equipment is not allocated to operating segments, and the Company does not report the assets by segment as this information is not regularly provided to its chief operating decision makers.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

	2017
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Revenue	241,015	282,925	—	523,940
Adjusted EBITDA	58,397	31,341	(384)	89,354
Depreciation and amortization	(1,865)	(2,556)	(9,405)	(13,826)
Stock-based compensation	—	—	(4,289)	(4,289)
Operating income / (loss)	56,532	28,785	(14,078)	71,239
Financial income	—	—	—	2,389
Financial expense	—	—	—	(19,268)
Income before income tax	—	—	—	54,360
Income tax expense	—	—	—	(11,994)
Net income	—	—	—	42,366

	2016
	Air	Packages, Hotels and other travel products	Unallocated	Total
Revenue	205,721	205,441	—	411,162
Adjusted EBITDA	27,940	20,643	2	48,585
Depreciation and amortization	(4,099)	(3,842)	(4,983)	(12,924)
Stock-based compensation	—	—	(574)	(574)
Operating income / (loss)	23,841	16,801	(5,555)	35,087
Financial income				8,327
Financial expense				(15,079)
Income before income tax				28,335
Income tax expense				(10,538)
Net income				17,797

	2015
	Air	Packages, Hotels and other travel products	Unallocated	Total
Revenue	219,817	201,894	—	421,711
Adjusted EBITDA	8,259	(34,383)	(12,943)	(39,067)
Depreciation and amortization	(6,350)	(1,872)	(6,217)	(14,439)
Stock-based compensation	—	—	(861)	(861)
Operating income / (loss)	1,909	(36,255)	(20,021)	(54,367)
Financial income				10,797
Financial expense				(23,702)
Income / (loss) before income tax				(67,272)
Income tax expense				(18,004)
Net income / (loss)				(85,276)

Geographic information

In 2017, 26% of revenue was originated in transactions invoiced by the subsidiary in Argentina, 29% by the subsidiary in Brazil and 28% by subsidiaries in Uruguay (27%, 28% and 27%, respectively, in 2016 and 32%, 30% and 19%, respectively, in 2015). Subsidiaries in no individual country other than those detailed above accounted for more than 10% of revenue.