Form 20-F
period 2018-12-31
Despegar.com, Corp.
filed 2019-04-26
CIK 1703141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

At December 31, 2018	69,235,699 ordinary shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

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

1

2

3

4

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

Financial Statements

The financial information contained in this Annual Report derives from our audited consolidated financial statements as of December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018, 2017 and 2016. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in dollars.

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

All references to Euromonitor International across included in this Annual Report are sourced to Euromonitor International Limited, Travel 2019 edition, value sales. Latin America includes the following researched countries: Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru, Venezuela, and 37 modelled countries. “Travel bookings” include airlines, car rentals, lodging and attractions. Also includes inbound arrivals, sales to residents and includes both corporate and leisure travel. “Online travel bookings” refer to Euromonitor International’s online travel sales to residents, which reflects TTV (total transaction value). This includes airlines, car rentals, lodging and attractions. Also includes inbound arrivals, sales to residents and both corporate and leisure travel.

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

Additional Information

Our principal website address are www.despegar.com and www.decolar.com. The information on our websites should not be deemed to be part of this annual report. SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with SEC using its EDGAR system.

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

We derived the selected income statement and balance sheet data as of December 31, 2018 and 2017 and for the three years ended December 31, 2018 from our audited consolidated financial statements which are included elsewhere in this Annual Report. We derived the selected balance sheet data as of December 31, 2016 and 2015 and the selected Income Statement data for the year ended December 31, 2015 from our audited consolidated financial statements, which are not included in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP in dollars. Our historical results do not necessarily indicate results expected for any future period.

Selected Income Statement Data

	Year Ended December 31,
	2018	2017	2016	2015
	(in thousands, except per share data)
Revenue
Air	$214,804	$241,015	$205,721	219,817
Packages, Hotels and Other Travel Products	315,810	282,925	205,441	201,894

Total revenue	530,614	523,940	411,162	421,711
Cost of revenue	172,110	142,479	126,675	154,213

Gross profit	358,504	381,461	284,487	267,498
Operating expenses
Selling and marketing	174,357	166,288	121,466	170,149
General and administrative	67,240	72,626	64,683	78,181
Technology and product development	71,154	71,308	63,251	73,535
Impairment of long-lived assets	363	—	—	—

Total operating expenses	313,114	310,222	249,400	321,865

Operating income / (loss)	45,390	71,239	35,087	(54,367)
Financial income	7,621	2,389	8,327	10,797
Financial expense	(26,788)	(19,268)	(15,079)	(23,702)
Income / (loss) before income taxes	26,223	54,360	28,335	(67,272)
Income tax expense	7,069	11,994	10,538	18,004

Net income / (loss)	$19,154	$42,366	$17,797	(85,276)

Earnings per share:
Basic	0.28	0.69	0.30	(1.49)

Diluted	0.27	0.69	0.30	(1.49)

Weighted average shares outstanding:
Basic	69,154	61,457	58,518	57,078
Diluted	71,254	61,548	58,609	57,186

Selected Balance Sheet Data

	As of December 31,
	2018	2017	2016	2015
	(in thousands, except share data)
Cash and cash equivalents(1)	$346,480	$371,013	$75,968	102,116
Total assets	763,947	738,694	353,710	348,215
Total liabilities	516,373	520,736	435,973	431,348
Total shareholders’ equity/(deficit) attributable to Despegar	247,574	217,958	(82,263)	(83,133)
Common stock	255,254	253,535	6	6
Number of Shares	69,235	69,097	58,518	58,518

(1)	Excludes restricted cash. See note 4 of our audited consolidated financial statements.

Other Financial and Operating Data

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Year Ended December 31,
	2018	2017	2016	2015
	(in thousands)
Operational
Number of transactions
By country
Brazil	4,230	3,713	2,924	3,620
Argentina	2,378	2,264	1,798	1,787
Other	3,785	3,079	2,490	2,298

Total	10,393	9,056	7,212	7,705
By segment
Air	5,945	5,285	4,250	4,385
Packages, Hotels and Other Travel Products	4,449	3,771	2,963	3,320

Total	10,393	9,056	7,212	7,705
Gross bookings	$4,715,235	$4,454,548	$3,260,234	3,596,260
Financial
Adjusted EBITDA (unaudited)	$67,329	$89,354	$48,585	(39,067)

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

Adjusted EBITDA

We define Adjusted EBITDA as net income exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation.

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

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income.

The table below provides a reconciliation of our net income to Adjusted EBITDA:

	Year Ended December 31,
	2018	2017	2016	2015
	(in thousands)
Net income / (loss)	$19,154	$42,366	$17,797	$(85,276)
Add (deduct):
Financial expense / (income), net	19,167	17,879	6,752	12,905
Income tax expense	7,069	11,994	10,538	18,004
Depreciation expense	5,348	5,075	5,089	5,152
Amortization of intangible assets	10,140	8,751	7,835	9,287
Share-based compensation expense	6,766	4,289	574	861

Adjusted EBITDA	$67,644	$89,354	$48,585	(39,067)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have significant revenue from Brazil and Argentina: in 2018, Brazil accounted for 41% of our transactions and Argentina accounted for 23%. As a result, we are subject to the risks generally associated with doing business in the region, including:

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

Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•	terrorist attacks or threats of terrorist attacks or wars;

•	fluctuations in currency exchange rates;

•	health-related risks, such as an outbreak of the Zika virus, H1N1 influenza, Ebola virus, yellow fever, avian flu or any other serious contagious diseases;

•	increased prices in the airline ticketing, hotel, or other travel-related sectors;

•	significant changes in oil prices;

•	travel-related strikes or labor unrest, bankruptcies or liquidations;

•	travel-related accidents or the grounding of aircraft due to safety or other concerns;

•	political unrest;

•	high levels of crime;

•	natural disasters or severe weather conditions, including volcanic eruptions, hurricanes, flooding or earthquakes;

•	changes in immigration policy; and

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

General adverse economic conditions, including the possibility of recessionary conditions in Latin America or a worldwide economic slowdown, would adversely impact our business, financial condition and results of operations. Past weakness and uncertainty in the global economy and in Latin America have negatively impacted consumer spending patterns and demand for travel services and may continue to do so in the future. For example, consumer spending patterns and demand for travel services were negatively impacted by the 2008-2009 global financial crisis that arose in the United States, as well as the recession in Brazil of 2015-2016 and the Argentine financial crisis of 2001-2002 and recession of 2018.

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

Because we conduct our business outside the United States and receive almost all of our revenue in currencies other than the U.S. dollar, but report our results in dollars, we face exposure to adverse movements in currency exchange rates. The currencies of certain countries where we operate, including Brazil and Argentina, have historically experienced significant devaluations. For example, in December 2015, the Argentine government let the Argentine peso float freely, after several years of controlling foreign exchange rates, resulting in a significant devaluation. In addition, the Brazilian Real and the Argentine peso have experienced weakness during 2017 and 2018. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into dollars upon consolidation. If the dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will typically result in increased revenue and operating expenses, and our revenue and operating expenses will typically decrease if the dollar strengthens. Moreover, if the dollar strengthens against the foreign currencies of countries in which we operate, the purchasing power of our customers from those countries could be negatively affected by potentially increased prices in local currencies, and we could experience a reduction in the demand for our travel services.

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

We have incurred operating losses in the past, though in the years ended December 31, 2018, 2017 and 2016 we had net income. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our ability to remain profitable depends on various factors, including our ability to generate additional transaction volume and revenue and control our costs and expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report, and we may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If our costs and expenses increase at a more rapid rate than our revenue, we may not be able to sustain profitability and may incur losses.

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

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines, global distribution system (“GDS”), service providers, hotels, hotel consolidators and destination services companies, car rental companies, bus operators, cruise companies and travel assistance providers, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, the hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us exclusively by affiliates of Expedia and Expedia is the preferred provider to us of hotel and other lodging products in Latin America pursuant to a lodging outsourcing agreement (the “Expedia Outsourcing Agreement”). In the event the Expedia Outsourcing Agreement is terminated, we may be required to pay a $125.0 million termination fee. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party — Relationship with Expedia.” Adverse changes in key arrangements with our suppliers, including an inability of any key travel supplier to fulfill its payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, American Airlines discontinued our access to its inventory from July 2013 to March 2016, until a mutually satisfactory settlement was reached and American Airlines resumed supplying us with airline tickets.

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

In the past, major airlines have filed for bankruptcy, exited bankruptcy, or discussed publicly the risk of bankruptcy. In addition, some of these and other airlines have merged, or discussed merging, with other airlines. If one of our major airline suppliers merges or consolidates with, or is acquired by, another company that either does not participate in the GDS systems we use, or that participates in such systems but at substantially lower levels, the surviving company may elect not to make supply available to us or may elect to do so at lower levels than the previous supplier. Similarly, in the event that one of our major airline suppliers voluntarily or involuntarily declares bankruptcy and is subsequently unable to successfully emerge from bankruptcy, and we are unable to replace such supplier, our business would be adversely affected. Further consolidation of one or more of the major airlines could result in further capacity reductions, a reduction in the number of airline tickets available for booking on our website and increased air fares, which may have a negative impact on demand for travel products.

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

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. We devote significant resources to network security, monitoring and testing, employee training, and other security measures, but we cannot assure you that these measures will prevent all possible security breaches or attacks. A party, whether internal or external, that is able to circumvent our security systems could misappropriate customer or employee information, proprietary information or other business and financial data or cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyber insurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance. For example, in 2014, hackers breached our system security and accessed credit card information from customers who had made purchases through our platform, representing approximately 663,000 unique credit card numbers.

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

Our business is highly dependent on the availability of credit cards and financing options for consumers. In 2018, 2017 and 2016, substantially all our net sales were derived from payments effected through credit cards. Moreover, approximately 57% of transactions in the year ended December 31, 2018 were paid by installment, using credit cards. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Latin America, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a significant portion of the population in such countries. The provision of credit cards and other consumer financing depends on the product offerings at local and regional banks operating in the countries we serve. In the past, banking systems in Latin America have suffered disruptions and significantly limited availability and increased cost of consumer credit. Banks may also change their product offerings that they provide to consumers, or may change the availability or costs of such products, due to credit, regulations or other reasons beyond our control. For example, Argentina recently enacted regulations requiring vendors to disclose to customers the full price of items purchased by installment plan, including implicit financing costs. Furthermore, in Argentina, the rules that govern the credit card business provide for variable caps on the interest rates that financial entities may charge clients and the fees that they may charge merchants. Moreover, general legal provisions exist pursuant to which courts could decrease the interest rates and fees agreed upon by the parties on the grounds that they are excessively high.

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

We utilize internet search engines such as Google, principally through the purchase of travel-related keywords, to generate a significant portion of the traffic to our websites. Search engines frequently update and change the algorithms that determine the placement and display of results of a user’s search. It is possible that any such update could negatively affect us or may negatively affect us relative to our competitors. We have developed search engine management tools that are designed to bid more efficiently on portfolios of travel-related keywords and we have a search engine management team dedicated to reviewing the return of investment of all biddings. We cannot assure you that these tools will be effective over the long term, as the search engine market is a dynamic and rapidly changing.

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

The market for e-commerce is developing in Latin America. Our future revenue depends substantially on Latin American consumers’ widespread acceptance and use of the internet as a way to conduct commerce. The use of and interest in the internet (particularly as a way to conduct commerce) has grown rapidly since our inception and we cannot assure you that this acceptance, interest and use will continue in the regions we target. For us to grow our user base successfully, more consumers in our markets must accept and use new ways of conducting business and exchanging information.

The price of personal computers and/or mobile devices and internet access may limit our potential growth in countries with low levels of internet penetration and/or high levels of poverty. In addition, the infrastructure for the internet may not be able to support continued growth in the number of internet users, their frequency of use or their bandwidth requirements.

The internet could lose its viability in our target markets due to delays in telecommunications technological developments, or due to increased government regulation. If telecommunications services change or are not sufficiently available to support the internet, response times would be slower, which would adversely affect use of the internet and our service in particular. Moreover, lack of investment in mobile infrastructure in Latin America may limit the expansion of our mobile offerings, which is one of our key growth strategies.

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

We plan to continue to expand our operations by developing and promoting new and complementary services and increasing our penetration in our markets. Moreover, we seek to expand our customer base as income levels and access to internet and banking services, such as credit card issuances, increase in Latin America. We may not succeed at expanding our operations in a cost-effective or timely manner, and our expansion efforts may not have the same or greater overall market acceptance as our current services. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brands. To expand our operations we will also need to spend significant amounts on development, operations and other resources, and this may place a strain on our management, financial and operational resources. Similarly, a lack of market acceptance of these services or our inability to generate satisfactory revenue from any expanded services to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

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

We undertake strategic acquisitions from time to time and may do so in the future. For example, in April 2019 we announced our acquisition of Viajes Falabella in Chile, Colombia, Peru and Argentina, together with the license to use the Viajes Falabella brand name total consideration of $27 million. We cannot assure you that we will be successful in identifying opportunities and consummating acquisitions on favorable terms or at all. Depending on the size and timing of an acquisition, we may be required to raise future financing to consummate the acquisition. Moreover, even if we are able to consummate a transaction, acquisitions may involve significant risks and uncertainties, including distraction of management from current operations, difficulties in integration with our existing business and technology, greater than expected liabilities and expenses, inadequate return on capital, and unidentified issues not discovered in our pre-acquisition investigations and evaluations of those strategies and acquisitions.

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

In our business, we use personal information, card payment information and other consumer data from users of our website and mobile applications. There are numerous laws regarding privacy and the storing, sharing, use, processing, transfer, disclosure and protection of personal information, card payment information and other consumer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the practices of the company. Any failure or perceived failure by us, or our service providers, to comply with the privacy policies, privacy-related obligations to users or other third parties, or privacy related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information, payment card information or other consumer data, may result in governmental enforcement actions, litigation or public statements against the company by consumer advocacy groups or others and could cause our customers and members to lose trust in the company, as well as subject us to bank fines, penalties or increased transaction costs, all of which could have an adverse effect on our business.

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

While we believe we currently comply in all material respects with applicable tax laws and regulations in the jurisdictions we operate, tax authorities may determine that we owe additional taxes. Moreover, we may have historical tax contingencies across multiple jurisdictions, and while we have made provisions for those contingencies which we considered probable, the amount of total contingencies may exceed our provisions. We estimate that as of December 31, 2018 we have approximately $13.7 million of unasserted possible losses, including related to taxes, for which we have not recorded provisions. In accordance with U.S. GAAP, we record provisions for contingencies based on probable loss or when otherwise required under accounting rules, but we do not record provisions for possible and remote losses.

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

New laws and regulations requiring economic substance in the BVI

On 1 January 2019 the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands. The ES Act was enacted in direct response to a scoping paper issued by the European Union’s Code of Conduct Group (Business Taxation) in June 2018. The scoping paper (a) expressed concerns regarding so-called harmful tax competition and the potential “misuse” of offshore entities for profit-shifting; and (b) set out requirements that certain jurisdictions outside the European Union must adopt in order for the jurisdiction to avoid being “blacklisted” by the European Union.

Under the ES Act, companies incorporated in the BVI that are not tax resident in another jurisdiction and which carry on certain specified activities must establish and maintain ‘economic substance’ in the BVI. Considering the company is Tax-Resident in the US substance requirements should not apply.

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

In addition, some of our employees in Argentina, Brazil and certain other countries are currently represented by labor unions. We may face pressure from our labor unions or otherwise to increase salaries. In Argentina, for example, employers in both the public and private sectors have historically experienced, and are currently experiencing, significant pressure from unions and their employees to further increase salaries due to the devaluation of the peso and high inflation. The INDEC published data regarding the evolution of salaries in the private and public sectors in Argentina, which reflects approximately 30.4% and 30.3% for 2017 and 30.4% and 30.3% for 2018 salary increases in the private and public sectors, respectively.

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

Such inquiries have included investigations and legal proceedings relating to the travel industry and, in particular, parity provisions in contracts between hotels and travel companies, including us, as well as allegations of “geopricing” or “geoblocking practices.” See Item 4. “Business—Legal and Regulatory—Legal Proceedings” for more information. Parity provisions are significant to our business model, and their removal or modification may adversely affect our business, financial condition and results of operations. We are unable at this time to predict the timing or outcome of these various investigations and lawsuits, or similar future investigations or lawsuits, and their impact, if any, on our business and results of operations.

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

For example, in Brazil, in the last couple of years, as a result of the ongoing Operation Car Wash (Lava Jato investigation), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. One of the most significant events that elapsed from this operation was the impeachment of the former President Rousseff by the Brazilian Senate on August, 2016, for violations of fiscal responsibility laws and the governing of its Vice-President, Michel Temer, during the last two years of the presidential mandate, which due to the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office indicted President Temer on corruption charges. Since Temer’s mandate as President has ceased in the beginning of 2019, the proceeding against him that was suspended is going to be analyzed and judged soon.

Along with the political and economic uncertainty period the country was facing, in July 2017, former President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a lower federal court in the State of Paraná in connection with the Operation Car Wash (Lava Jato). With the arrest of former President Lula da Silva on April 7, 2018, who was a frontrunner in the elections to be held in 2018, Fernando Haddad assumed as a frontrunner disputing the elections against several candidates, among which was Jair Bolsonaro, the elected President of Brazil.

Even though there are a lot of variables to be considered, especially the global scenario, the election of Jair Bolsonaro brought expectation to the economy and politics, once the market predicted a more stable scene that would favor the foreign investors and the local industry. Up to this moment, the economy has shown a moderate growth compared to the recession faced by Brazil in 2015 and 2016 and the weak recovery from the last couple of years.

However, the new government will face a challenge of regaining the trust of its people and the market, and even more challenging than making the economy grow fast is to maintain its stability for the next 4 years.

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

Argentine presidential, congressional, municipal, state government and other relevant local and federal elections will be held in October, 2019, and their impact on the future economic and political environment is uncertain, but likely to be material. We can offer no assurances as to the policies that may be implemented by the next Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy and our financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business.

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

For example, Brazil Real GDP decreased 3.8% in 2015, decreased 3.6% in 2016, increased 1% in 2017 and increased 1,1% in 2018, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IGBE”). In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade. Additionally, political tensions in Venezuela have risen in January 2019 as a number of countries have not recognized the legitimacy of Nicolás Maduro as the Venezuelan head of state. In addition, on January 25, 2019, President Trump signed an Executive Order amending prior economic sanctions targeting the Maduro government.

Argentina during 2001 and 2002 underwent a period of severe political, economic and social crisis with real GDP contracting 10.9% in 2002. Among other consequences, the crisis resulted in the Argentine government defaulting on its foreign debt obligations, a significant devaluation of the Argentine peso, the introduction of emergency measures and numerous changes in regulations and economic policies, which in turn caused numerous Argentine private sector companies to default on their outstanding debt. According to INDEC, Argentina’s real GDP decreased 3.5% for the period from October 2017 through October 2018, compared to a 2.9% increase in 2017, after reducing 2.3% in 2016.

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, was 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 2.9% in 2017 and 3,8% in 2018.

In Argentina, inflation has materially undermined the economy and the government’s ability to foster conditions that permit stable growth. The Consumer Price Index (Índice de Precios al Consumidor de la Ciudad de Buenos Aires or “IPCBA”) measured by the City of Buenos Aires (national statistical data was not available in Argentina from December 2015 to June 2016) showed an increase 26.9% in 2015 and 41% in 2016. According to measurements from INDEC of the national consumer price index, inflation for the first nine months of 2015 was 10.7%, for the period from May to December 2016 was 15.8%, and cumulative consumer price inflation for the year 2017 was 24.8%, and for the year 2018 was 47.6%. Moreover, INDEC reported that the 2019 monthly consumer price index increased by 2.9% in January compared to December 2018, 3.8% in February compared to January 2019 and 7.7% in March compared to February 2019.

On December 2015 the Argentine government declared the national statistics agency; i.e., the INDEC, in state of administrative emergency until December 31, 2016 through Decree No. 55/2016, which was not renewed, and announced the implementation of certain methodological reforms and adjustment of certain macroeconomic statistics on the basis of these reforms. As a result of the declaration of emergency, the INDEC ceased publishing certain statistical data until June 16, 2016, when it resumed publishing inflation rates, and began to release revised data. On November 9, 2016, the International Monetary Fund (“IMF”) Executive Board lifted its censure on Argentina, noting that Argentina had resumed the publication of data. As of the date of this annual report, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not disclosed or provided estimated figures for certain time periods.

The current Argentine government has set goals to reduce the primary fiscal deficit as a percentage of GDP over time, reduce the Argentine government’s reliance on Central Bank financing and has requested financial assistance from International Monetary Fund. If in spite of these measures the current Argentine government is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy.

Inflation in Argentina could increase our costs of operations and impact our financial condition and results of operations. Inflation rates may continue to increase in the future, and the effects and effectiveness of government measures to control inflation, adopted presently or in the future, remains uncertain.

Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.

Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar.

Furthermore, the Brazilian Real has historically experienced frequent, sometimes significant, fluctuations relative to the dollar. The Real depreciated 47% in 2015, appreciated 17% in 2016, depreciated 2% and 17% in 2017 and 2018, respectively, based on official exchange rates as reported by the Brazilian Central Bank. In addition, the Argentine peso has also continued to suffer significant devaluations against the U.S. dollar. The Argentine peso depreciated 52% against the dollar in 2015, primarily after the lifting of certain foreign exchange restrictions in the month of December, depreciated 17% against the dollar in the year ended December 31, 2016 and depreciated 18% against the dollar in 2017 and 51% against the dollar in 2018.

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

Any shortages or restrictions on the transfer of funds from abroad may impede our ability to convert these currencies into dollars and to transfer funds, including for the payment of dividends or debt. Moreover, such restrictions limit our ability to use funds for operating purposes in other countries. Consequently, if we are prohibited from transferring funds out of the countries in which we operate, our business, financial condition and results of operations could be adversely affected. For a discussion of certain foreign exchange regulations applicable to us, see “Item 10. Additional Information — Exchange Controls.”

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

A portion of our ordinary shares are currently held by affiliates, which means they may not be sold unless the sale is registered under the Securities Act, other than if an exemption from registration is available. Certain of our shareholders have demanded and/or other may demand piggyback registration rights which may enable them to sell some or all of their ordinary shares in a public offering in the United States registered under the Securities Act. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The strategic interests of our significant shareholders may, from time to time, differ from, and conflict with, our interests and the interests of our other shareholders.

As of December 31, 2018, Expedia held 13.9% and funds affiliated with Tiger Global held 17.8% of our outstanding ordinary shares. If Expedia or other investors acquire or continue to own and control, directly or indirectly, a substantial portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The strategic interests of our significant shareholders, may differ from, and conflict with, our interests and the interests of our other shareholders in material respects. In addition, our memorandum and articles of association provides that Expedia and any of our directors affiliated with Expedia do not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

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

We cannot assure you that the actions of Expedia and other significant shareholders, will not conflict with our interests or the interests of our other shareholders.

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

We report under the Exchange Act as a non-U.S. company and a “foreign private issuer,” as such term is defined under U.S. securities regulations. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified events. In addition, we are not required to file our annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to BVI law or distribute to our shareholders and that is material to our Company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are an “emerging growth company” (an “EGC”), as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for up to five fiscal years after our initial public offering in September 2017. Section 404(b) of the Sarbanes-Oxley Act would otherwise require our independent registered public accounting firm to attest to and report on the effectiveness our internal control structure and procedures for financial reporting.

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

We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.

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

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our ordinary shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we are engaged in a process to document and validate through testing that our internal controls are functioning as documented and implementing a continuous reporting and improvement process for internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Effective internal controls are necessary for us to provide reliable and accurate financial reports on a timely basis and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or on a timely basis or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting or we could be sanctioned by the SEC, which would harm our business and could negatively impact the price of our ordinary shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

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

As of the date of this Annual Report, we have reserved 4,861,777 ordinary shares for issuance under our 2016 Stock Incentive Plan, of which 2,978,499 stock options were issuable upon the exercise of outstanding equity awards and 1,422,747 RSUs were authorized for granting by our board on March 1, 2018. Furthermore, under our 2015 Stock Option Plan, we also granted 90,626 RSUs, which are all vested. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.”

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

These rights and responsibilities are to a large extent governed by the BVI Business Companies Act, 2004 as amended from time to time (the “BVI Act”) and the common law of the BVI. The common law of the BVI is derived in part from judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. In addition, BVI law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent expressly provided for in the memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under BVI law.

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

•

Our board of directors is currently made up of six directors divided into three classes. Other than the initial terms of each class, (the first of which expire at the Company’s annual meeting in 2021 and the second and third of which will expire at the Company’s annual meeting in 2019 and 2020, respectively), directors in each class will have a term of three years. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.

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

Our History and Development

Our business has grown substantially in revenue, products and geographic scope since launching in 1999. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina

2000	• Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay

2001	• Launched sites in the United States and Venezuela

2007	• Launched site in Peru

2009	• Expanded our offering to include hotels

• Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico

2010	• Launched sites in El Salvador and Honduras, reaching our 20th market

• Cumulative one million customers served

2012	• Launched our mobile apps on Android and iOS

• Expanded offering to include packages, rental cars and cruise products

2013	• Reached one million downloads of our mobile app

• Expanded our offering to include destination services

• Expanded hotel offering to include vacation rentals

2014	• Cumulative 10 million customers served

• Our mobile app is included in the iTunes Store’s “Best of 2014”

• Launched travel affiliates program

• Expanded our offering to include travel insurance

2015	• Reached 10 million downloads of our mobile app

• Completed migration from call center sales to fully online model

• Deepened strategic partnership with Expedia, including its equity investment in our Company

2016	• Awarded “E-commerce Leader in the Tourism Industry in LATAM” by the Latin American E-Commerce Institute

• Expanded our offering to include our bus product

• Expanded our destination services offering to include our local concierge product

2017	• Initial public offering and listing on the New York Stock Exchange

2018	• Launched of sales call centers in Peru, Ecuador, Mexico, Chile, Colombia, Argentina and Brazil • Development of Tour Operation Business

2019	• Completed rebranding our core business, including logos, website and images in order to update our outward facing content

•

Announced our acquisition of Viajes Falabella in Chile, Colombia, Peru and Argentina, together with the license to use the Viajes Falabella brand name total consideration of $27 million, subject to certain closing conditions

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

B.	Business Overview

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their products and access to our users. We believe that our focus on the underpenetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region and our ability to manage the business successfully through economic cycles will allow us to continue our industry leadership. In 2018 and 2017, we had approximately 5.3 million and 4.6 million unique customers, generating $530.6 million and $523.9 million in revenue, respectively. Our gross bookings were $4.4 billion and $4.7 billion in 2017 and 2018, respectively.

Local currencies were converted to US dollars using an annual (August 2017 – August 2018) exchange rate, based on the August 2018 publication of Euromonitor’s annual Travel & Tourism report.

Latin America online travel bookings were approximately $46 billion and $41 billion in 2018 and 2017, respectively, and are expected to grow to approximately $71 billion (in current terms) by 2022, representing an estimated compound annual growth rate (“CAGR”) of 11.6% for the period 2018 – 2022, according to Euromonitor International. In 2018, 42% of all travel bookings were done online, a percentage that is expected to increase to approximately 50% in 2022. Factors driving the growth in online travel bookings include the increase of internet penetration, further adoption of smartphones, tablets and other mobile devices and a growing middle class with greater access to banking services and credit products, together enabling a larger segment of the growing population to transact online or on mobile devices.

Latin America online travel bookings were approximately $41 billion in 2018 when using an annual (January 2018 – December 2018) exchange rate from Bloomberg.

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

We believe we have the broadest travel portfolio among OTAs in Latin America, with inventory from global suppliers, including over 270 airlines and over 512,960 hotels, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities. Our business benefits from network effects: our large customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new customers by enhancing our product offering. Additionally, as we continue to grow our marketplace, we are increasingly able to offer more competitive pricing and product availability to our customers as well as enhance the effectiveness of our marketing strategy.

We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2018, our apps have more than 59.4 million cumulative downloads from the iOS App Store and Google Play (21,3 million of which were downloaded in the last two years) and we believe they are the most downloaded OTA apps in Latin America. During 2018 and 2017, mobile accounted for approximately 61% and 54%, respectively, of all of our user visits, and approximately 34% and 28%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.

Through mobile and online marketing, brand promotion and cross-marketing, we have created strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages. According to data from Google Adwords, Despegar and Decolar had the highest brand recognition among OTAs in Latin America. To date, we have invested more than $1.3 billion in marketing and branding initiatives promoting our brand, which we believe, combined with the quality of the service we have delivered over the years, has made us a trusted brand with our customers. In 2018 and 2017, 71.8% and 64.4% of our customers had completed previous purchases on our platform, respectively.

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

Large and Growing Travel Industry

Latin American travel bookings (both online and offline) represented an estimated $109 billion market in 2018 and it is expected to grow to approximately $143 billion by 2022, according to Euromonitor. This represents an estimated CAGR of 7.0% for the period 2018 – 2022. In 2018, airline bookings for Latin America were $45 billion while lodging bookings recorded $53 billion. Car rental and attractions bookings in Latin America combined reached $11 billion in 2018.

Latin American travel bookings (both online and offline) represented an estimated $97 billion market in 2018 when using an annual (January 2018 – December 2018) exchange rate from Bloomberg.

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

Trends Driving Online Travel and Our Growth

An expanding and evolving travel market, coupled with greater internet, smartphone and other mobile device penetration, is expected to drive robust growth in online travel bookings in Latin America. Latin America online travel bookings were approximately $46 billion and $41 billion in 2018 and 2017, respectively, and are expected to grow to approximately $71 billion (in constant terms) by 2022, representing an estimated CAGR of 11.6% for the period 2018 – 2022, according to Euromonitor. In 2018, 42% of all travel bookings were done online, a percentage that is expected to increase to approximately 50% in 2022. As consumers shift to researching and booking travel online, travel suppliers have adapted their offerings and deepened their relationships with online marketing and booking channels, such as OTAs, to generate revenue. OTAs provide travel suppliers with scale and distribution into new and existing markets and 24/7 customer service and localization services, including language and payment capabilities.

Factors driving the growth in online travel include:

•

Increasing internet penetration. While internet penetration in Latin America has increased, we believe it has substantial room for growth. As internet penetration increases, Latin American consumers are increasingly using the internet to research and purchase products, including travel.

•

Increasing adoption of mobile devices, including smartphones. The number of unique mobile subscribers, in Latin America is expected to grow by approximately 110 million new unique subscribers, according to the GSM Association, bringing the total to approximately 524 million in the region by 2020. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services.

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

In addition to the foregoing, in April 2019 we announced our acquisition of Viajes Falabella in Chile, Colombia, Peru and Argentina, together with the license to use the Viajes Falabella brand name total consideration of US $27 million. The transaction assumes the transfer of these operations free of any financial debt. With this agreement, we anticipate clients of both companies will have access to an enhanced travel and tourism product and service offering, through an alternative service models (online, call center and assetlight physical stores). In addition, customers will be able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella.

Our Competitive Strengths

We are the leading OTA in Latin America, offering our customers a broad and diversified selection of travel products at attractive prices. Our leadership position is a result of our following core strengths:

Industry Leader in Latin America

With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. In 2018 and 2017, we had approximately 5.3 million and 4.6 million unique customers, primarily in Latin America, generating $530.6 million and $523.9 million in revenue and approximately $4.7 billion and $4.4 billion, respectively, in gross bookings.

We have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, having sold approximately 19% and 17% of all airline tickets purchased through GDS in the region during 2018 and 2017, respectively, according to Amadeus. Additionally, we believe we provide our customers with the largest travel portfolio among Latin American OTAs, with access to over 270 global airlines and over 512,960 hotels globally as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities. Additionally, we have accumulated approximately fourteen million user-generated reviews in total as of December 31, 2018, of which 4.2 million and 2.1 million were submitted in 2018 and 2017, respectively, which we believe drive user engagement. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 70% of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.

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

Strong Brand Recognition and Awareness

Despegar, our global brand, and Decolar, our Brazilian brand, have leading brand awareness in online travel in key markets, including Brazil and Argentina. According to search engine trend data that is based on the relative number of searches of brand related keywords on Google during 2018, we had an approximate 26% share (as compared with what we believe to be the next five largest competitors in the market) in Latin America.

Local Market Expertise and Leadership

We have a strong track record in Latin America, with a point of sale in 20 markets, representing 95% of the region’s population, and with a leading OTA presence in key markets such as Brazil, Argentina, Mexico, Chile, and Colombia. In our two largest markets, Brazil and Argentina, we have operated for 19 and 20 years, respectively. Our knowledge of local consumers, and their buying patterns and travel preferences, as well as our ability to offer financing through our relationships with financial institutions, have enabled us to serve our customers more effectively than global competitors from outside the region. Furthermore, our extensive supplier relationships allow us to offer a greater scale and breadth of offerings than smaller, local competitors. We understand the objectives of, and challenges faced by, Latin American travel suppliers and we are well-positioned to address those challenges by helping the suppliers grow their businesses, all to the benefit of consumers who receive more choice at attractive pricing.

As the leading Latin American OTA, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. We believe this differentiates us from other local and global travel agencies as those agencies either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. We believe our portfolio of installment plans is a meaningful driver of traffic to our platform as well as conversion. Approximately 55% and 57% of our transactions in both 2017 and 2018 were paid by installment. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the customer.

Leading Mobile Offering

Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. We launched our leading mobile travel apps in 2012. As of December 31, 2018, our mobile apps have more than 59.4 million cumulative downloads from the iOS App Store and Google Play (21.3 million of which were downloaded in the last two years). In addition, our iOS App Store and Google Play apps were rated 4.6 and 4.4. stars as of December 31, 2018. During 2018 and 2017, mobile, which includes both mobile web and our mobile apps, accounted for approximately 61% and 54%, respectively, of all of our user visits, and approximately 34% and 28%, respectively, of our transactions. In addition, transactions via mobile increased by approximately 36% from 2017 compared to 2018. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app customer service. Our customers using mobile devices have historically made more repeat transactions than customers using desktop computers. Additionally, our mobile presence allows in-destination marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to customers, after they have arrived at their destination.

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

Proven and Experienced Team

Our management team has significant experience in the travel sector and across a variety of industries in Latin America. Members of our management team have worked at organizations such as Kimberly-Clark, LATAM Airlines, McKinsey, Morgan Stanley, PwC and Thales, among others. In addition to our management team, we have an extensive technology team including more than 1000 developers and technology professionals. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.

Our Customers

We had approximately 5.3 million and 4.6 million unique customers for 2018 and 2017, respectively, primarily in Latin America. Our customers are primarily from Latin America traveling domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Most of our customers are traveling for leisure, although we do have some independent business travelers as well.

Our Products

We offer a wide range of travel and travel-related products catering to the needs of Latin Americans traveling domestically within their own country of origin, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently. That information includes approximately 8 million user-generated reviews from the last 3 years, in total as of December 31, 2018, of which 4.2 million and 2.1 million were submitted in 2018 and 2017, respectively. We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. We offer our products online through our website and mobile applications, and use data and analytics to personalize the customer experience on our platform, based on geolocation, past search and purchasing history and social network interactions, which we believe increases engagement and likelihood of purchase.

Air

Through our Air segment, we offer airline tickets, primarily targeted at leisure travelers in Latin America, including travel domestically, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline flight products. Our customers booked approximately 5.9 million, 5.3 million and 4.3 million transactions in our Air segment using our platform in 2018, 2017 and 2016, respectively.

We provide our customers with access to over 270 full service and low-cost airlines. We obtain inventory from these airlines either through a GDS or, primarily in the case of low cost airlines, via direct connections to the airlines’ booking systems. We believe our platform provides comprehensive information to our customers in a time efficient and transparent manner. Customers are quickly and easily able to evaluate a broad range of fares and airline combinations. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Customers can also filter and sort the results of their search easily according to their preferences.

Packages, Hotels and Other Travel Products

The total number of transactions in our Packages, Hotels and Other Travel Products segment was 4.5 million, 3.8 million and 3.0 million in 2018, 2017 and 2016, respectively.

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

Hotels

Through our platform, customers can search, compare and book reservations at more than 512.960 hotels globally through our direct network and third-party inventory. In addition, since 2013 our hotels offering includes vacation rentals.

Customers may search for hotels based on their destination and preferred dates for check-in and checkout, and may filter and sort our search results easily by selecting star ratings, specific hotel chains and location.

Customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Customers can also view hotel pictures and read hotel reviews from other Despegar customers on our platform. Our platform features approximately fourteen million user-generated reviews in total as of December 31, 2018, of which 4.2 million and 2.1 million were generated in 2018 and 2017, respectively.

As of December 31, 2018, approximately 31,000 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 42 third-party channel managers.

In 2018 and 2017, 9.2% and 9.1%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 13.9% of our ordinary shares outstanding as of December 31, 2018, holds certain rights in its capacity as a shareholder. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” for more information.

We typically do not assume inventory risk as we do not pre-purchase hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods: “pre-pay” and “pay-at-destination.” Under the pre-pay model, the customer pays us at the time of booking and we pay the hotel after the customer checks out. Under the pay-at-destination model, the customer pays the hotel directly at checkout and we either receive our commission from the hotel or from the customer as a customer booking fee.

Other Travel Products

We also offer other travel products on our platform. We provide our customers access to approximately 1,190 car rental agencies, more than 180 bus carriers, 6 cruise carriers, approximately 326 destination services suppliers with more than 5,690 activities, and one travel insurance supplier. While we offer both pre-pay and pay-at-destination options for car rentals, the other travel products that we offer must be prepaid.

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

Travel Insurance: We offer travel insurance through one third-party provider in Latin America, Assist Card, which whom we entered into an exclusivity agreement in 2017. Customers can choose from a range of coverage options depending on their particular needs, such as medical insurance and lost or damaged baggage. Typically, this product is requested in conjunction with a flight and hotel booking. Prior to confirming and proceeding with the reservation of and payment for a flight or hotel booking or a package booking, our customers are offered the opportunity to purchase travel insurance.

Bus Tickets: Currently, bus tickets are available only in Brazil and Argentina, and we intend to expand our coverage further to major cities in Latin America. We currently have relationships with three suppliers that give us access to more than 182 bus carriers.

In addition, we sell digital advertising on our platform, which represents approximately 3% of our revenue annually.

Payment Options

Credit cards are the primary means of payment for products on our platform. We allow for the use of more than one credit card in a single transaction, permitting customers with lower credit limits to make larger purchases. We also offer other payment alternatives including debit cards as well as several localized payment options by market.

In addition, we have established agreements with a wide range of local and regional banks that allow their credit card holders to purchase our travel products via installment purchase plans, which we believe differentiates us from other global travel agencies which either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. Local banks look to partner with us because of our scale, access to our online audience and high transaction volume. Credit card customers may choose from a range of installment plan offerings and terms from different financial institutions with which the customer holds or obtains a credit card. Many of these installment plan offerings are interest-free to the customer. Installment plans allow our customers to make larger purchases than they may otherwise be able to make in a single payment. Our agreements with local banks allow us to offer installment payment plans without assuming collection risk from the customer and receive payment in full (provided we choose not to factor such installment payments). When customers make purchases using installment plans, the facilitating bank bears the risk that the customer will make the required installment payments. In all markets except Brazil, we typically receive payment in less than one month after booking. In Brazil, we generally receive payment from the installment financing bank only after each scheduled payment due date from the customer (whether or not the customer makes the scheduled payments to the bank). In some cases, we elect to factor or discount these longer-term Brazilian installment receivables, allowing us to receive the payment of the purchase price more quickly. More than 55% of our transactions in both 2018 and 2017 were completed using an installment plan.

In Brazil, during 2018, we have started to work with a provider for purposes of financing purchases without credit card in up to twelve installments with an interest rate of 1.85% monthly for our customer. The provider bears the risk of payment and fraud. We have made this payment option available in 2018 for refundable hotels sold through our sales call center.

Marketing and Affiliates

Marketing

We execute a multi-channel marketing strategy. Through this effort, we have created a long-standing brand that is associated with superior travel products, high quality services and competitive prices in Latin America. We have an experienced in-house marketing team dedicated to delivering efficient allocation of time and resources across media channels, without relying on outside agencies or consultants. Our marketing strategy allowed as to increase, during 2018, 12% our total unique customers and a 27% our unique customers from mobile devices. Key elements of our marketing strategy include:

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

In addition, we have partnered with Mercado Libre, Latin America´s largest online marketplace, for the SiWeek promotion, which is a one-week promotion with our company and Mercado Libre offering attractive discounts. For us, this is an opportunity to increase sales as the promotion also appeals to the impulse traveler. We offered discounts of up to 60% for selected hotels, car rentals as well as financing options of up to 21 months to pay with no interest. It was available in Argentina, Brazil and Chile.

Affiliates

We have relationships with a network of over 9,100 affiliates, including travel agents, airlines, websites and other third parties such as online and offline retailers, in seven countries across Latin America. Our agreements with these affiliates allows them to access our product inventory directly through our platform or through our application program interface (“API”). We believe our affiliate program is attractive because we provide access to a range of travel products that our affiliates otherwise may not be able to access cost-effectively or at all. Our affiliates earn commissions from us depending on country and type of products sold. Furthermore, our affiliate program allows us to expand our footprint in Latin America and distribution network in a cost-effective manner.

Sales call centers

In 2018, we launched call center operations through third parties in Peru, Ecuador, Mexico, Colombia, Chile, Argentina and Brazil. Through these call centers we sell all our products with the exception of buses, cruise lines and vacation rentals. We set forth our sales call number in the homepage of each website. We see this as a good opportunity to complement our online platform to gain new customers and interact with those who might not be digitally enabled. Our customers are quickly embracing this option as gross bookings from our sales call centers increased over 55% on average, quarter over quarter, totaling $70.2 million in 2018.

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

In addition, during 2018 we launched a service button on the mobile App which enables customers to reach our Company no matter where they are via VOIP or WI-FI at no cost.

As a result of our efforts we managed to increase our net promoter score (“NPS”) 432 basic points, up to 66% during 2018.

Technology and Data

We use our technology platform to improve the customer experience and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. We employ more than 1000 dedicated technology professionals. We actively recruit and train these highly-skilled technology professionals and many of our current technology managers started in our training program.

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

Pursuant to Payment Arrangement Services Rule, subaccrediting entity is defined as a party of the payment arrangement that accredits a recipient to accept a payment instrument issued by a payment institution or a financial institution that is a party to the same payment arrangement, but that does not participate in the settlement process of transactions as creditor in relation to the issuer. In addition, the rule sets forth that the submission to the centralized settlement system is optional if the amount of transactions performed by each subaccrediting entity does not exceed R$500,000,000 (approximately $135,000,000) in a period of 12 months.

The definition of subaccrediting entity provided by the Payment Arrangement Services Rule is not precise enough to confirm that our Brazilian subsidiary would be subject to it.

We have been carrying on a series of discussions with the Central Bank of Brazil, financial institutions and other participants involved in the payments arrangements in order to obtain the necessary clarifications. However, the application of the Payment Arrangement Services Rule to our Brazilian subsidiary, could negatively impact the working capital of our business in Brazil.

Decolar demonstrated to the Central Bank of Brazil: (i) Resolution 3,682 does not applies to its business; (ii) Decolar should not be deemed a subaccrediting institution; and (iii) it should not be obliged to integrate its activities into the Payment Arrangement Services nor be subject to the payment arrangement rules issued by the Central Bank of Brazil.

On September 21, 2018, the Central Bank of Brazil issued a list of the entities and companies which should (not) be subjected to Resolution 3,682 as well as classifying each of them. Decolar has been classified as a non-subaccreditor and not as a marketplace entity as provided in the regulation 3,682. Decolar has been classified as a simple business establishment and not subjected to Resolution 3,682.

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

Brazilian General Data Protection Law, N.º 13.709/2018

The Brazilian General Data Protection Law (Law No. 13.709/2018 – “LGPD”) was approved in August 2018 and it will be effective as of August, 2020. This vacatio legis was proposed in order to provide public and private institutions with a period for them to adapt to the LGPD. The LGPD is applicable to any individual or legal entity governed by public or private law treating personal data (i) in the Brazilian territory; or (ii) for the purposes of offering or supplying goods or services or treating information of data subjects located in Brazil; or (iii) if personal data has been collected in the Brazilian territory.

According to the LGPD, personal data can only be processed (i) upon data subject consent; (ii) in compliance with statutory or regulatory obligations; (iii) by public administration; (iv) for development of studies by research entities; (v) by contractual and preliminary contractual relationship; (vi) through lawsuits; (vii) for the protection of life and health; (viii) to legitimate interest of the controller; (ix) for credit protection. The treatment of sensitive personal data (e.g., regarding ethnical or racial origin, religion, political opinion or affiliation, health information, sexual orientation) is subject to a higher scrutiny.

As for liability, the general rule of the LGPD is that any Controller or Processor that, in the performance of the activity of personal data processing, causes any property, moral, individual or collective damage to any third party, in violation of the personal data protection law, shall be required to indemnify it. It is important to highlight that the Processor shall be jointly liable for any damages caused by the processing if the Processor fails to comply with the obligations of the data protection law or fails to follow the lawful instructions of the Controller.

According to the LGPD, there are eight situations in which the international transfer of data is allowed:

•	Data Subject has provided specific and highlighted consent for such transfer;

•	To countries or international organizations that provide the appropriate level of protection of PERSONAL Data provided for by Brazilian law;

•

Controller provides and demonstrates safeguards of compliance with the principles, rights of the data subject and data protection regime established in the law, in the form of specific contractual clauses for a given transfer, among others;

•	The transfer is required for international legal cooperation between public bodies of intelligence;

•	The transfer is required for life protection of the data subject or any third party;

•	The national authority authorizes such transfer;

•	The transfer results in a commitment undertaken under an international cooperation agreement; or

•	The transfer is required for enforcement of a public policy.

Provisional Measure No. 869/2018 of December 27th, 2018 (MP 869/2018) created the National Data Protection Authority (“ANPD”), with powers to: (a) ensure the protection of personal data; (b) edit rules and procedures related to the protection of personal data; (c) interpret, in the administrative sphere, Law No. 13,709/2018 (Brazilian General Data Protection Regulation—LGPD), being the central body for interpretation of the LGPD and the establishment of norms and guidelines for its interpretation; (d) request information from controllers and operators of personal data; (e) implement simplified mechanisms, including by electronic means, for the recording of complaints about the treatment of personal data not in accordance with the LGPD; (f) supervise and apply sanctions, through administrative proceedings, in cases of non-compliance with the LGPD, having exclusive jurisdiction to apply such sanctions; and (g) promote cooperative actions with international data protection authorities; among others.

In order to gain definitive effectiveness, the MP 869/2018 must be converted into law.

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

Since March 2, 2016, the former WHT exemption was converted into a WHT imposition of 6% on remittances to cover travel expenses of Brazilian individuals abroad, within the parameters established by applicable law. This reduced WHT rate is effective until December 31, 2019 and we cannot assure you that it will be extended in the future. During 2018 our Brazilian subsidiary has been judicially depositing the relevant amounts before the court in order to guarantee that (i) if the company is not successful in the plea before the court, the applicable WHT will be converted into income of the federal revenue, without the imposition of any fines or interest and (ii) if the company is successful in its plea, the amount corresponding to the WHT will be returned to our Brazilian subsidiary with monetary adjustments.

Argentina

Since 2013 we have been the beneficiary of a tax exemption, applicable until January 30, 2029, under Buenos Aires Municipal Law No. 2,972, which includes, among others, the turnover tax exemption. This law exempts from the turnover tax (as described below) any revenue directly connected to services performed through software applied to e-commerce that are performed within the designated IT district located in Parque Patricios in the city of Buenos Aires, only when: (i) said entity/person is registered under the Information and Communications Technologies Registry; and (ii) the entity/person keeps or increases the number of employees hired at the time of registration. Agreements executed by registered individuals in order to develop any of the activities promoted will also be exempt from stamp tax when the activities are carried out within or from the district. Because we perform e-commerce activity within and outside the IT district, these exemptions are partially applied. Revenue must be attributed to the IT district (and, thus, considered exempt) using a reasonable parameter.

On August 18, 2017, the Argentine National Ministry of Production issued Disposition 82-E/2017, accepting the registration of our Argentine subsidiary in the National Registry of Software Producers, created by Decree 1315/13. As a result of this registration and pursuant to Argentine National Law No. 25,922, as amended, and its corresponding regulations (the “Software Promotion Law”), our Argentine subsidiary has been granted several tax benefits through December 31, 2019. These benefits include (i) a fixed national tax rate, (ii) a fiscal bond equivalent to 70% of the value of 75.14% of the company’s social security tax contribution payments under Laws 19,032, 24,013 and 24,241, which can be used as a tax credit to offset national taxes; provided that not more than 13.83% of this tax credit may be used by the company to cancel Argentine corporate income tax; (iii) exemption from value-added tax withholding regimes; and (iv) a 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents. In 2019, the President presented the Economy of Knowledge bill to congress for purposes of improving the activities connected to the industry of knowledge. Such law aims to replace the Software Promotion Law.

On December 27, 2017, the Argentine Senate approved a comprehensive income tax reform effective since January 1, 2018. Among the key features of the bill, (i) reduces the current 35% income tax rate to 30% for 2018 and 2019, and to 25% as from 2020; (ii) imposes a dividend withholding tax paid by an Argentine entity of 7% for 2018 and 2019, increasing to 13% as from 2020; (iii) repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018; (iv) imposes income tax on indirect sales of assets located in Argentina for new stock acquisition, when Argentinean assets represent at least 30% of the value of the foreign entity; v) creates new rules applicable to controlled foreign companies for tax recognition of foreign profit investment; (vi) introduces taxation of foreign digital services on VAT for B2C (business to consumer) transactions; vii) establishes an advance pricing agreement regime and (viii) establishes a mutual agreement procedure for tax treaty interpretation disputes.

On 4th December 2018, Argentine Congress enacted a temporary duty on exports of services starting the 1st January 2019 until 31 December 2020. The new regulations establish a duty of 12% applicable on gross revenue related to cross border services, considering a maximum limit of ARS 4 per each American US dollar. The subsidiary located in Argentina performs services within the scope of the temporary duty.

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

Other Recent Argentine Regulations

Productive Financing Law. On November 13, 2017, the Macri administration submitted a draft bill to the Congress with the goal of developing, modernize and promote the development of the Argentine capital markets. The Argentine Congress passed this draft as Law No. 27,440 on May 9, 2018. Law No. 27,440 amends the existing Argentine Capital Markets Law, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among other complementary and relevant legislation, in an effort to update the applicable legal framework and fostering the development of the Argentine capital markets. Law No. 27,440 seeks to increase the base of investors and companies which take part in the capital markets, promoting productive financing for all players in the market but with special focus on micro-, small- and medium-sized companies, creating a regimen which promotes and eases financing to such companies. Furthermore, the Law No. 27,440 amends certain tax provisions, derivatives regulations and certain financial inclusion program.

Corporate Criminal Liability Law. On November 8, 2017, the Argentine Congress passed the Corporate Criminal Liability Law as Law No. 27,401, which implements certain international standards to penalize criminal offenses against public administration and cross-border bribery committed by, companies’ shareholders, attorneys-in-fact, directors, managers, employees, or representatives, among others. The Corporate Criminal Liability Act entered into effect on March 1, 2018.

Welfare Reform Law. On December 18, 2017, the Argentine Congress passed the Welfare Reform Law, as Law No. 27,426 proposed by the Macri administration that seeks comprehensive reform of the Argentine welfare system, including modifications to the basic formula for the periodic adjustment of retirement earnings, pensions and social plans. The Welfare Reform Law also modified the Labor Law No. 24.241 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings.

Tax Reform. On December 27, 2017, the Argentine Congress approved a Tax Reform as Law No. 27,430, which is intended to eliminate certain of the existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining its medium- and long- term efforts aimed at restoring fiscal balance. The reforms will gradually come into effect over the next five years as part of a larger program announced by President Macri which goal is to increase the competitiveness of the Argentine economy as well as employment and diminish poverty on a sustainable basis.

Fiscal Consensus Laws. On December 21, 2017, the Argentine Congress passed the Fiscal Consensus Law, as Law No. 27,429. This law was based on an agreement signed on November 16, 2017 between the Argentine government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. On December 4, 2018, the Argentine Congress passed a new Fiscal Consensus Law, as Law No. 27,469, which modifies some aspects of the previous Law. For example, this new Law suspends the prohibition to increase the tax rate of the Personal Assets Tax and it also suspends, for a period of one year, the commitment of the provinces to reduce the Stamp Tax rates.

Decree No. 27/2018 (Decreto de Necesidad y Urgencia) on Debureaucratization and Simplification: The Executive Branch issued necessity and urgency Decree No. 27/2018 on Debureaucratization and Simplification (published in the Official Gazette on January 11, 2018). With this measure, the Argentine government seeks to reduce the amount of processes companies must complete to be able to operate in the country, seeking to be more efficient and accelerate processing. On May 30, 2018, the Argentine Congress passed the Law 27,444, Law 27,445 and Law 27, 446 in replacement of the Decree No. 27/2018. Although such Laws maintain most of the basic modifications introduced by the Decree, certain measures were left aside of the laws’ content and therefore, repealed.

Argentina Considered Hyperinflationary Market

During May 2018, the International Practices Task Force (“IPTF”) discussed the highly inflationary status of the Argentine economy. Historically, the IPTF has used the Consumer Price Index (“CPI”) when considering the inflationary status of the Argentine economy. Given that the CPI was considered flawed by the current Argentine Government until December 2015 and the new CPI was published as from June 2016, the IPTF considered alternative indices to determine the three-year cumulative inflation.

A highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period. The alternative three-year cumulative indices at June 30, 2018 exceeded 100%. According to U.S. GAAP, the company should apply highly inflationary accounting no later than July 1, 2018. As of July 1, 2018, the Company transitioned its Argentinian operations to highly inflationary status in accordance with U.S. GAAP, and changed the functional currency for the Argentine subsidiary from Argentine Pesos to U.S. dollars, which is the functional currency of their immediate parent company.

Pursuant to the change in the functional currency, local currency monetary assets and liabilities are remeasured at closing exchange rate, non-monetary assets are remeasured at the rate prevailing on the date of the respective transaction, and revenues and expenses are remeasured at the average exchange rate of each month. The effect of the remeasurement is recognized as foreign currency gains (losses).

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

We have established provisions for such disputes and proceedings in an aggregate amount of $6.7 million as of December 31, 2018 We record a provision in our balance sheet for losses arising from litigation (mainly from customers and former employees) based on an evaluation of the likelihood of loss by our external and internal legal counsel, the progress of related proceedings, the history of losses in similar cases and the individual analysis of each contingency. We record provisions for contingencies based on probable loss or when so required under accounting rules. We do not reserve provisions for possible and remote losses.

We are currently not a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations, other than as set forth below.

Brazil

On June 25, 2014, the National Association of Citizenship and Consumer Defense (“ANADEC”) filed a public civil action against our Brazilian subsidiary to (i) dispute the validity of cancellation clauses which establish a penalty in a percentage higher than 20% of the price paid by the consumer; and (ii) request the return of the amounts paid by all consumers above this percentage. We successfully defended this claim in the trial court and the ANADEC has appealed the decision, which is ongoing. We believe this claim is without merit. On October 2016, the Court of Sao Paulo rejected ANADEC’s petition due to lack of legitimacy of the claimant. ANADEC appealed that resolution and on May 10, 2018, the Appeal Court decided to dissolve ANADEC. This decision, issued in another Civil Class Action filed by the Public Attorney’s Office of São Paulo against ANADEC, was inserted in Decolar’s Civil Class Action, in order to produce its effects.

On July 27, 2016, a Brazilian hotel sector association—Forum de Operadores Hoteleiros do Brasil (“FOHB”)—filed a complaint with the Brazilian Administrative Council for Economic Defence (“CADE”) against us, Booking.com and Expedia, with respect to parity provisions in supply contracts. Although we submitted our response to FOHB’s complaint, on October 2016 the CADE launched an administrative inquiry, as they concluded that the facts alleged by FOHB should be examined more deeply. After several months of discussions, that CADE agreed to close the investigations upon the execution of a settlement agreement with us, Booking.com and Expedia. Through the arrangement, the CADE limited the use of parity clauses in the commercial relations between OTAs and their accommodation suppliers. Therefore, parity clauses will not be valid to forbid better offers made by these hotels in their offline sales channels. In addition, the three companies party to the settlement will not be able to demand parity in relation to the prices charged by other online travel agencies. On the other hand, CADE accepted the possibility to keep requiring the parity clause regarding the offer of accommodation through the website of the hotels. The settlement agreement was approved by the CADE Tribunal on March 27, 2018. Since such settlement, we were required to inform our hotel suppliers about the settlement before June 1, 2018 and to make the necessary adjustments to our current contracts by July 31, 2018. The settlement agreement will be valid for three years and due to the type of the conduct, there is no legal obligation to pay a pecuniary contribution. It is important to note that the settlement is limited to the hotels located in Brazil. The CADE Tribunal has approved in September 4, 2018 the opinion of the CADE Attorney General Office attesting Decolar’s compliance with the Settlement Agreement, related to the obligation to communicate the hotels and amend all contracts. The case is currently closed.

Between May and July 2016, Booking.com filed several complaints against us with various public offices: Public Prosecution Office of the State of Rio Grande do Sul, Public Prosecution Office of the State of São Paulo, Consumer Defense Office of the State of Rio de Janeiro, Consumer Defense Office of the State of São Paulo, Consumer Defense Office of the Department of Justice, Consumer Defense Committee of the Legislative Assembly of the State of Rio de Janeiro and the Public Prosecution Office of the State of Rio de Janeiro. Booking.com alleges that (i) we offered higher prices to Brazilian consumers than those offered to foreign consumers for the same accommodation during the same period of time (“geopricing”) and (ii) we made accommodations unavailable for Brazilian consumers whereas foreign consumers were allowed to book the same accommodations (“geoblocking”). Based on these allegations, Booking.com is requesting that the public prosecution offices order us to pay penalties and/or to initiate public civil actions against us in order to prevent the alleged practices. We have presented our administrative defenses to all claims and currently the public prosecution offices are collecting evidence. Such complaints resulted in investigation proceedings with the respective authorities. As a result of these proceedings, in January 2018, the Public Prosecutor’s Office of the State of Rio de Janeiro filed a public civil action against us in the Rio de Janeiro court. The complaint refers to the alleged geopricing and geoblocking practices detrimental to Brazilian consumers and seeks relief to cease the practice and for payment of damages. We filed our defense on March 20, 2018 and provided evidence that we weren’t engaging in those alleged practices. Although we believe our Brazilian subsidiary has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. The final resolution of this claim, which could take several years, is not likely to have a material effect on our financial position or results of operations.

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

On April 19, 2018 SECCF filed a new claim, similar to the previous one, but against La Inc S.A.—an Argentine subsidiary company that had already been merged with Despegar.com.ar several months before. In this new claim, SECCF is demanding an amount equal to the 0.5% of the gross monthly salaries of La Inc’s employees for certain periods (July and August, 2012; September, 2013; and March, 2015 to the present).

Despegar.com.ar filed both responses in a timely manner, rejecting all the claims, with similar defenses. It is important to mention that although certain of Despegar.com.ar’s employees are members of this union, we believe that other employees, such as senior management and IT personnel, should not be part of this union.

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

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Buenos Aires Argentina	Argentina operation and regional functions	Avenida Corrientes 746	2,030	03/31/2020
Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 999, 2 Floor	4,422	8/31/2021
Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 1069, 5 Floor	1,203	05/21/2022
La Plata, Buenos Aires Argentina	Argentina operation	Camino Centenario esq. 511, La Plata	2,600	08/31/2022
São Paulo, Guarulhos, Brazil	Brazil operation	Avenida Timóteo Penteado Nbr. 1578	2,792	8/10/2019
Bogotá, Colombia	Colombia operation and customer service center	Interior 101, Manzana 15, Carretera 106 Nbr. 15A-25, Free Trade Zone	1,754	2/23/2020
Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	2,092	9/14/2020
Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajuá 219	5,600	8/16/2023

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

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their products and access to our users. We are focused on the underpenetrated Latin America travel industry, where approximately $46 billion and $41 billion in gross bookings were transacted in 2018 and 2017, respectively. Gross bookings are expected to grow to approximately $71 billion (in current terms) by 2022, representing an estimated CAGR of 11,6% for the period 2018 – 2022, according to Euromonitor International. In 2018, 42% of all travel bookings were done online, a percentage that is expected to increase to approximately 50% in 2022.

We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. In 2018, we derived 40.5% and 59.5% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2017, we derived 46.0% and 54.0% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2016, we derived 50.0% and 50.0% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively.

We report our revenue on a net basis, deducting cancellations and amounts that we collect as sales taxes. We derive most of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers. We recognize revenue for certain up-front incentive commissions and service fees at the time of sale for both product segments.

For 2018, 2017 and 2016:

•	revenue was $530.6 million, $523.9 million and $411.2 million, respectively;

•	operating income was $45.4 million, $71.2 million and $35.1 million, respectively; and

•	net income was $ 19.2 million, $42.4 million and $17.8 million, respectively.

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

Key Trends and Factors Affecting Our Business

We believe that our results of operations and financial performance will be driven primarily by the following:

•

Growth in and Retention of our Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. We have grown our customer base from 2.7 million unique customers booking travel with us in 2012 to 5.3 million in 2018. One important driver of growth in our customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional suppliers and, in turn, a larger network of suppliers helps us to attract new customers as well as drive retention and repeat purchases. During 2018, we increased 12% our total unique customers. We focus on maintaining strong customer satisfaction to build long-term customer relationships. In 2018 and 2017, approximately 71.8% and 64.0%, respectively, of our customers had completed previous purchases on our platform.

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

•

Packages as a driver of business growth: A key strategy of our business for the coming years, is to increase our proprietary activities, in both forms allotments and tour operations, which allow as to generate higher margins, but is associated with inventory risk. We believe we have the capability to appropriately manage this inventory.

•

Shift to Mobile Transactions: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2018 and 2017, mobile accounted for approximately 61% and 54%, respectively, of all of our user visits, and approximately 34% and 28%, respectively, of our transactions were completed on our mobile platform, complementing our desktop website traffic. In addition, the mix of our transactions via mobile increased by approximately 6 percentage points in 2018 compared to 2017. During 2018, we increased 27% our unique customers in mobile devices. Our strategic focus on mobile enables us to remain connected to customers and provides the opportunity for customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.

•

Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2018, our selling and marketing expenditures increased 7% compared to prior periods due to the following: (1) continue investment to build brand awareness and to increase market share (2) partially offset the currency depreciation, particularly in Argentina in December 2018, (3)improving efficiency in investments. During 2018, our number of transactions increased 15% and gross bookings increased 6%, in both cases compared to 2017.

Key Business Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Year Ended December 31,
	2018	2017	% Change	2017	2016	% Change
	(in thousands)			(in thousands)
Operational
Number of transactions
By country
Brazil	4,230	3,713	14	3,713	2,924	26
Argentina	2,378	2,264	5	2,264	1,798	26
Other	3,785	3,079	23	3,079	2,490	25

Total	10,393	9,056	15	9,056	7,212	26
By segment
Air	5,945	5,285	12	5,285	4,250	24
Packages, Hotels and Other Travel Products	4,449	3,771	18	3,771	2,963	27

Total	10,393	9,056	15	9,056	7,212	26
Gross bookings	$4,715,235	$4,454,548	6	$4,454,548	$3,260,234	37
Financial
Adjusted EBITDA (unaudited)	$67,644	$89,354	(25)	$89,354	$48,585	84

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

Adjusted EBITDA

We define Adjusted EBITDA as net income exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation.

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

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income.

The table below provides a reconciliation of our net income to Adjusted EBITDA:

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Net income	$19,154	$42,366	$17,797
Add (deduct):
Financial expense/ (income), net	19,167	17,879	6,752
Income tax expense	7,069	11,994	10,538
Depreciation expense	5,348	5,075	5,089
Amortization of intangible assets	10,140	8,751	7,835
Share-based compensation expense	6,766	4,289	574

Adjusted EBITDA	$67,644	$89,354	$48,585

Components of Results of Operations

Revenue

We report our revenue on a net basis for those transactions in which we are intermediaries and on gross basis for those transactions in which we are the principal, deducting cancellations and amounts that we collect as sales taxes. We derive substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers for transactions through our platform. To a lesser extent, we also derive revenue from the sale of third-party advertisements on our websites and from certain suppliers when their brands appears in our advertisements in mass media, which in 2018, 2017 and 2016 amounted to 2.9%, 2.7% and 1.8%, respectively, of total revenue.

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

In both of our segments, we recognize revenue for certain up-front incentives commissions and service fees at the time of sale. In our merchant, or pre-pay, model transactions, our supplier agreements allow us to receive full payment at the time of booking from the customer while the supplier is paid after check-out. In our agency, or pay-at-destination, model, we may either record the booking without taking payment from the customer or collect an amount equal to the commission from the customer while the customer pays the supplier only at check-out.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have an exclusive contract with Expedia and its affiliates to offer through our platform hotel and other lodging products for all countries outside of Latin America. The contract establishes agreed payment terms. In 2018, 2017 and 2016, 8.2%, 9.1% and 9.3% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia.” Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with suppliers; however, we cannot assure you that we will not experience more volatility in the future.

Cost of Revenue

Cost of revenue consists of (1) credit card processing fees, (2) fees that we pay to banks relating to the customer financing installment plans that we offer, (3) the costs of operating our fulfillment center, customer service and risk management, (4) costs borne by us as a result of credit card chargebacks, including those related to fraud, (5) claims against us under consumer protection laws, (6) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and sales taxes (which are deducted from our revenue) (7) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue, and (8) amortization of property and equipment related to our fulfillment operation.

Selling and Marketing

Selling and marketing expense is comprised of direct costs, including online marketing such as search engine and social media marketing, and offline marketing, such as television and print advertising. It also includes expenses of our selling and marketing personnel, and related overhead usually distributed based on the percentage of our employees attributable to selling and marketing (for example, rent, facilities, depreciation etc.) Selling and marketing expense also includes commissions paid to certain third-party affiliates for sales that they generate through our systems. Reductions on a per transaction basis are expected to continue as the economy scales. However, the impact on operating contribution will vary with the level of activity and average selling prices.

General and Administrative

General and administrative expense consists primarily of personnel expenses for management, including both senior management and local managers, and employees involved in general corporate functions, including finance, accounting, tax, legal, human resources and commercial analysts, our share-based compensation expenses for grants to members of our management team and professional and consulting fees. General and administrative expense also includes a portion of the overhead distributed based on the percentage of our employees attributable to general and administrative (for example, rent, facilities and depreciation). General and administrative expense also includes bad debt expense that we recognize relating to the risk that we are unable to collect receivables from certain suppliers.

Technology and Product Development

Technology and product development expense includes the costs of developing our platform, as well as information technology costs to support our infrastructure, back-office operations and overall monitoring and security of our networks. This expense is principally comprised of personnel, and depreciation and amortization of technology assets, including hardware, and purchased and internally-developed software. Technology and product development expense also includes a portion of the overhead expense for our facilities, based on the percentage of our employees attributable to technology and product development. During 2018, 2017 and 2016, we capitalized $13.5 million, $12.9 million and $12.2 million, respectively, for internal-use software and website development costs.

We classify our supplier relationships as a component of the products that we offer to our customers and, accordingly, our costs of acquiring and maintaining supplier relationships, including the costs of our personnel engaged in supplier relationships, are included as a component of technology and product development expense.

Financial Income / (Expense)

The functional currency of Despegar.com, Corp. and the functional currency of certain of our subsidiaries, including our U.S., Ecuador, Venezuela and Argentina (from July 1, 2018) subsidiaries, as well as one of our Uruguay subsidiaries, is the U.S. dollar. Each of our other subsidiaries uses its local currency as its functional currency. Gains and losses resulting from transactions by each entity in non-functional currency are included in financial income / (expense). Financial income / (expense) also includes gains and losses on certain derivative financial instruments that we use to manage our exposure to foreign exchange volatility.

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

We also maintain revolving credit facilities in certain jurisdictions, and the associated interest expense is also included in financial income / (expense). As of December 31, 2018, we had outstanding borrowings of $31.2 million under these facilities.

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

We are subject to foreign taxes in the multiple jurisdictions in which we operate. In Brazil and Argentina, the income tax statutory rates are 34% and 30%, respectively.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year Ended December 31,
	2018		2017
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$214,804	40.5	$241,015	46.0	(11)
Packages, Hotels and Other Travel Products	315,810	59.5	282,925	54.0	12

Total revenue	530,614	100.0	523,940	100.0	1
Cost of revenue	172,110	32.4	142,479	27.2	21

Gross profit	358,504	67.6	381,461	72.8	(6)
Operating expenses
Selling and marketing	174,357	32.9	166,288	31.7	5
General and administrative	67,240	12.7	72,626	13.9	(7)
Technology and product development	71,154	13.4	71,308	13.6	(0.2)
Impairment of long-lived assets	363	0.1	—	—	—

Total operating expenses	313,114	59.0	310,222	59.2	1
Operating income	45,390	8.6	71,239	13.6	(36)
Financial income	7,621	1.4	2,389	0,5	219

Financial expense	(26,788)	(5,0)	(19,268)	(3,7)	39
Net income before income taxes	26,223	10.0	54,360	10.4	(28)
Income tax expense	7,069	1.3	11,994	2.3	(41)

Net income	$19,154	8.7	$42,366	8.1	(25)

Revenue

Revenue increased from $523.9 million in 2017 to $530.6 million in 2018. The increase in revenue was primarily a result of 15% increase in the number of transactions from 9.1 million in 2017 to 10.4 million in 2018, and a 6% increase in gross bookings from $4,455 million in 2017 to $4,715 million in 2018, almost completely offset by a decline in the average selling price and mainly reflecting the foreign exchange translation impact from currency depreciation and lower purchasing power resulting from challenging macroeconomic conditions in Argentina and a change in the mix-shift from international to domestic travel across key markets, especially Brazil, which also had an impact in lower backend incentives due to the decrease in international flights. The increase in number of transactions and gross bookings was primarily due to an increase in our selling and marketing activities, increase of discounts and installments, and the launch of our proprietary activities (tour operations and allotments).

Additionally, as of January 1, 2018, we changed the revenue recognition of our Packages, Hotels and Other Travel Products, reimbursable, and paid-at-destination bookings, from check-out to booking in the context of the new revenue recognition standard ASC 606. We elected to adopt the new standard using the modified retrospective approach for all contracts reflecting the aggregate effect of modifications prior to the date of adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts were not adjusted and continue to be reported under the accounting standards in effect for those periods.

The following is a discussion of our revenue broken down by our two business segments: Air; and Packages, Hotels and Other Travel Products.

Air Segment. The revenue in our Air segment decreased by 11%, to $214.8 million in 2018 from $241.0 million in 2017, primarily due to a decrease of 21% in the average revenue per transaction for the segment, resulting primarily from a decrease in our rate of commissions, incentives and fees due to a commercial strategy to increase sales opportunities and a change in the mix-shift from international to domestic travel across key markets.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment increased by 12%, to $315.8 million in 2018 from $282.9 million in 2017, primarily due to an increase of 12% in the number of transactions in this segment, partially offset by a decrease of 5% in the revenue per transaction, resulting primarily from a greater product mix of domestic travel due to currency depreciation, accompanied by the slower macroeconomic environment and price discounts.

Additionally, as mentioned in the previous paragraph, we changed the revenue recognition of the Packages, Hotels and Other Travel Products reimbursable and paid-at-destination bookings, from check-out to booking.

The following presents a breakdown of our revenue by: commissions, incentives and fees; advertising; commissions for the release of aged payables; and deferred revenue.

	Year Ended December 31,
	2018	2017
	(in thousands)
Commissions, incentives and fees(1)	$504,287	$514,126
Advertising(1)	15,170	14,277
Commissions for release of aged payables	6,476	6,147
Sales as Principal	4,681	—
Deferred revenue	—	(10,610)

Total revenue	$530,614	$523,940

(1)	Net of sales tax.

The following table presents a breakdown of our revenue for commissions, incentives and fees by: pre-pay model; pay-at-destination model; and other.

	Year Ended December 31,
	2018	2017
	(in thousands)
Pre-pay model	$415,812	$412,679
Pay-at-destination model	20,143	23,710
Other(1)	68,332	77,737

Total revenue	$504,287	$514,126

(1)	Primarily includes incentives from our travel suppliers, primarily airlines and GDSs.

Our revenue from our pre-pay model increased by 1% in 2018 mainly due to our increased promotional activity to take advantage of higher demand for sales in installments. Our revenue from our pay-at-destination model decreased by 15% in 2018, mainly due to a decrease in the revenue per transaction, due to mix-shift from international to domestic destinations. Other revenue decreased by 12% in 2018, due to a decrease in revenue from GDSs and other incentives caused by the decreased in international transactions, which generates higher incentives than domestic transactions.

Cost of Revenue

Cost of revenue increased from $142.5 million in 2017 to $172.1 in 2018, an increase of 21%. The increase was a result of an increase in the installment expenses related to the increase in the number of transactions as well as higher financing costs from the third party banks providing the installment plans as we increased the availability and duration of installments. Credit card merchant fees also increased due to the higher mix of Packages, Hotels and Other Travel Products where we are the merchant of record and incur a credit card merchant fee, as well as the greater instances in which we were also the merchant of record in Air transactions in order to provide to our customers’ alternatives ways of payments and installment options. Additionally, the increase in cost of revenue was generated by the launch of our proprietary activities (tour operations and allotments). These increased costs were partially offset by a decrease in the fraud expense due to our implementation of more effective anti-fraud protocol at the beginning of 2016. As a percentage of revenue, cost of revenue increased from 27% in 2017 to 32% in 2018.

Gross Profit

Gross profit decreased from $381.4 million in 2017 to $358.5 in 2018, or a decrease of 6%, mainly due to the initiatives to accelerate market share growth, cost related to the recent launch of the proprietary business, including tour operation activities and allotments, along with investments to support improving customer satisfaction levels. As a percentage of revenue, gross profit decreased from 72.8% in 2017 to 67.6% in 2018.

Selling and Marketing

Selling and marketing expense increased from $166.2 million in 2017 to $174.4 million in 2018, an increase of 5%. The increase was a result of our continued investments to build brand awareness and to increase market share, partially offset by the regional currency depreciation on costs, lower level marketing investments and improving efficiencies. As a percentage of revenue, selling and marketing expense increased from 31.7% in 2017 to 32.9% in 2018.

General and Administrative

General and administrative expense decreased from $72.6 million in 2017 to $67.2 million in 2018, or a decrease of 7%. The decrease was a benefit from the local currency depreciation, mainly in Argentina, partially offset by a higher share-based compensation cost, as well as an increase in personnel costs due to a higher headcount and personnel expenses. As a percentage of revenue, general and administrative expense declined from 13.9% in 2017 to 12.7% in 2018.

Technology and Product Development

Technology and product development expense decreased from $71.3 million in 2017 to $71.2 million in 2018. The decrease was a result of higher personnel costs almost completely compensated by the currency depreciation, mainly in Argentina.

Operating Income

In 2018, we had operating income of $45.4 million as compared to operating income of $71.2 million in 2017, or a decrease in operating income of $25.8 million. As a percentage of revenue, our operating income decreased from 13.6% in 2017 to 8.6% in 2018.

The following table presents a breakdown of our operating income by our two business segments.

	Year Ended December 31,
	2018	2017
	(in thousands)
Air	$23,160	$56,532
Packages, Hotels and Other Travel Products	33,157	28,785
Unallocated corporate expenses	(10,927)	(14,078)

Total operating income	$45,390	$71,239

Corporate expense allocation is based on the expenses planned in the annual budget, and variances to the budget are also recorded in unallocated corporate expenses. Unallocated corporate expenses in 2017 were more than expected as compared to the annual budget which is used as the basis of allocation. Expenses were more than budgeted due to an increase in stock compensation expense, consulting expenses, management bonus accrual and management personnel expense as compared to the annual budget.

Air Segment. Our operating income from our Air segment decreased from $56.5 million in 2017 to $23.2 million, primarily due to a decrease in Air revenue caused by the change in the mix-shift from international to domestic travels and currency devaluation in key markets. As a percentage of revenue from our Air segment, our operating income from our Air segment decreased from 23.5% in 2017 to 10.8% in 2018.

Packages, Hotels and Other Travel Products Segment. Our operating income from our Packages, Hotels and Other Travel Products segment increased from $28.8 million in 2017 to $33.2 million in 2018, primarily due to an increase in revenue from this segment.

Financial Income / (Expense)

Financial expense increased by 14%, from $16.9 million in 2017 to $19.2 million in 2018. The increase was primarily a result of increased factoring activity in Brazil related to the increase in number of transactions and gross bookings, an increase on warranty charges do to the replacement of cash collaterals during the year, partially offset with the increase in interest income due to short-term cash investments.

Income Tax Expense

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations consist of current and deferred income taxes and withholding taxes incurred in these jurisdictions. Income tax expense decreased from $12 million in 2017 to $7 million in 2018, Our effective tax rate in 2018 was 27%, compared to 22% in 2017. The higher effective rate in 2018 was due primarily to the decrease in non-taxable income. Moreover, a lower rate in 2017 was mainly caused by the recognition of deferred tax assets and by a reversal of a tax contingency due to the expiration of the statute of limitations.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year Ended December 31,
	2017		2016
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$241,015	46.0	$205,721	50.0	17
Packages, Hotels and Other Travel Products	282,925	54.0	205,441	50.0	38

Total revenue	523,940	100.0	411,162	100.0	27
Cost of revenue	142,479	27.2	126,675	30.8	13

Gross profit	381,461	72.8	284,487	69.2	34
Operating expenses
Selling and marketing	166,288	31.7	121,466	29.5	37
General and administrative	72,626	13.9	64,683	15.7	12
Technology and product development	71,308	13.6	63,251	15.4	13

Total operating expenses	310,222	59.2	249,400	60.7	24
Operating income	71,239	13.6	35,087	8.5	103
Financial income	2,389	0,5	8,327	2.0	71

Financial expense	(19,268)	(3,7)	(15,079)	(3.7)	28

Net income / (loss) before income taxes	54,360	10.4	28,335	6.9	92

Income tax expense	11,994	2.3	10,538	2.6	14

Net income / (loss)	$42,366	8.1	$17,797	4.3	138

Note: “NM” denotes not meaningful.

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

	Year Ended December 31,
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

Quarterly Information

The following table sets forth our unaudited quarterly results and certain key business metrics for each fiscal quarter in the years ended December 31, 2018 and 2017. The unaudited quarterly results set forth below have been prepared on a basis consistent with our audited consolidated financial statements, and we believe they include all normal recurring adjustments necessary for a fair statement of the financial information presented below. The following table should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report.

	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Revenue	124,999	123,462	131,468	144,011	148,593	128,259	121,247	132,515
Cost of revenue	(31,140)	(35,087)	(37,869)	(38,383)	(43,646)	(42,088)	(36,673)	(49,703)

Gross profit	93,859	88,375	93,599	105,628	104,947	86,171	84,574	82,812

Operating expenses
Selling and marketing	(35,546)	(43,289)	(41,097)	(46,356)	(46,410)	(43,450)	(41,572)	(42,925)
General and administrative	(18,869)	(18,618)	(15,318)	(19,821)	(15,888)	(16,986)	(17,130)	(17,599)
Technology and product development	(15,408)	(17,644)	(18,907)	(19,349)	(19,225)	(18,732)	(16,821)	(16,376)

Total operating expenses	(69,823)	(79,551)	(75,322)	(85,526)	(81,523)	(79,168)	(75,523)	(76,900)

Operating income / (loss)	24,036	8,824	18,277	20,102	23,424	7,003	9,051	5,912

Net financial income / (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)

Net income / (loss) before income taxes	17,880	7,213	15,397	13,870	20,593	1,711	(1,975)	5,894

Income tax expense	(2,486)	(3,806)	(4,190)	(1,512)	(4,235)	(471)	501	(2,864)

Net income / (loss)	$15,394	$3,407	$11,207	$12,358	$16,358	$1,240	$(1,474)	$3,030

Key Business Metrics:
Operational
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,497	$1,184,355	$1,092,287	$1,207,186

Financial
Adjusted EBITDA (unaudited)(1)	$28,072	$13,155	23,027	25,100	$27,284	$11,972	14,520	13,868
Net income / (loss)	$15,394	$3,407	11,207	12,358	$16,358	$1,240	(1,474)	3,030
Add (deduct):
Financial Income	(448)	(467)	(663)	(811)	(1,534)	(1,438)	(2,035)	(2,614)
Financial Expense	6,604	2,078	3,543	7,043	4,365	6,730	13,061	2,632
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,676
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124

Adjusted EBITDA	$28,072	$13,155	$23,027	$25,100	$27,284	$11,972	$14,520	$13,868

(1)	The table below provides a reconciliation of our net income/loss to Adjusted EBITDA, which is a Non-GAAP financial measure.

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

Accounting for incentives

We may receive override commissions from air, hotel and other travel service suppliers when certain performance conditions are met. These variable considerations are recognized on a monthly accrued basis in accordance with the achievement of thresholds determined by each supplier.

Additionally, we use GDS services provided by recognized suppliers. Under GDS service agreements, we earn revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Recoverability of Goodwill and Indefinite and Definite-Lived Intangible Assets

Goodwill. We assess goodwill for impairment annually as of December 31, or more frequently if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

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

We believe that our existing cash and cash equivalents, together with other sources of financing and cash flows from operating activities, will be sufficient to meet our currently-anticipated cash needs for working capital, financial liabilities, capital expenditures and business expansion for at least the next twelve months. However, we may, from time to time, explore additional financing sources to lower our cost of capital, which could include equity, equity-linked and debt financing. In addition, from time to time, we may evaluate acquisitions and other strategic opportunities. If we elect to pursue any such investments, we may fund them with internally generated funds, proceeds from our initial public offering, bank financing, the issuance of debt or equity or a combination thereof. In addition, our payment terms with our customers and suppliers often allow us to receive payment from customers before we are required to make payments to our suppliers, which also reduces our need to use external sources of financing.

The ability of certain of our subsidiaries to pay dividends to us is subject to their having satisfied requirements under local law to set aside a portion of their net income in each year to legal reserves, as described below. In accordance with Argentine and Uruguayan companies law, our subsidiaries incorporated in Argentina and in Uruguay must set aside at least 5% of their net profit (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respective issued share capital. As of December 31, 2018, our Argentine subsidiary was required to set aside a legal reserve of $1.6 million, while our Uruguayan subsidiary was required to set aside a legal reserve of $0.8 million, both of which were fully constituted.

We also maintain revolving credit facilities in certain jurisdictions to cover short-term working capital requirements. As of December 31, 2018, we had outstanding borrowings of $31.2 million.

Restricted and Unrestricted Cash and Cash Equivalents

As of December 31, 2018, we had unrestricted cash and cash equivalents of $346.5 million

Additionally, as of December 31, 2018, we had restricted cash of $5.7 million, which primarily consisted of amounts held in restricted accounts to secure our obligations to various suppliers. The decrease in restricted cash and cash equivalents as of December 31, 2018 is due to the release of securities of some suppliers, for which we secure our obligations with other instruments.

Positive Cash Cycle

The cash cycle in our business presents a source of working capital for our company. Our pre-pay model allows us to collect cash amounts from transactions with our customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim. Under our pre-pay model, we receive cash payments through credit card companies used by customers at or near the time of booking, and we are required to make payments related to the booking to the relevant suppliers generally two to three months afterwards, typically after the customer uses the reservation and the supplier invoices us. As of December 31, 2018, we had deferred merchant bookings of $132.9 million.

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

Cash Flows

Cash Flows for the Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table sets forth certain consolidated cash flow information for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2018	2017
	(in thousands)
Net cash flows (used in) / generated by operating activities	$(17,620)	$61,226
Net cash flows used in investing activities	(26,579)	(21,675)
Net cash flows (used in) / provided by financing activities	(1,257)	254,114
Effect of exchange rate changes on cash and cash equivalents	(13,132)	(2,053)

Net increase / (decrease) in cash and cash equivalents	(58,588)	291,612

Net Cash Flows (Used in) / Provided by Operating Activities

Operating activities used net cash of $17.6 million in 2018 and provided net cash of $61.2 million in 2017. The increase in usage of cash resulted mainly from an increase in pre-paid flight seats and cash advances to travel suppliers, lower net income and slower growth in the company’s supplier payables and related party payables resulting from lower year-over-year sales, partially offset by the collection of GDS incentives received in advance.

Net Cash Flows (Used in) Investing Activities

Investing activities used net cash of $21.7 million in 2017 and $26.6 million in 2018. The increase was mainly due to an increase in capital expenditures for improvements in our offices in Argentina and Brazil.

Net Cash Flows (Used in) / Provided by Financing Activities

Financing activities provided net cash of $254.1 million in 2017 and used net cash of $1.3 million in 2018. The net cash flows provided by financing activities in 2017 were primarily a result of the completion of our initial public offering in September 2017. The net cash flows used in financing activities in 2018 were primarily a result of increased borrowings under our revolving credit facilities of $ 25.0 million, offset by the share buyback program in which we spent $26.0 million.

Currency Exchange Rates

The translation effect of converting cash held in local currencies to dollars reduced our cash and cash equivalents by $12.1 million and $2.1 million in 2018 and 2017, respectively.

Cash Flows for the Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table sets forth certain consolidated cash flow information for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
(in thousands)
Net cash flows generated by / (used in) operating activities	$61,226	$(43,292)
Net cash flows provided by / (used in) investing activities	(21,675)	23,435
Net cash flows provided by financing activities	254,114	5,142
Effect of exchange rate changes on cash and cash equivalents	(2,053)	(2,008)

Net (decrease) / increase in cash and cash equivalents	291,612	(16,723)

Net Cash Flows (Used in) / Provided by Operating Activities

Operating activities provided net cash of $61.2 million in 2017 and used net cash of $43.3 million in 2016. While in 2016 net cash used in operating activities was impacted by the payment of the heightened fraud attempts from late 2015, net cash in 2017 benefited by the increase of $36.1 million in operating income. The cash flows from operating activities during 2017 increased mainly due to the higher volume of sales under the prepay model. This had an impact in the accounts receivables and in the travel supplier payables balances.

Net Cash Flows Provided by / (Used in) Investing Activities

Investing activities used net cash of $21.7 million in 2017 and generated net cash of $23.4 million in 2016. While in 2016 cash provided by investing activities was primarily the result of the realization of a short-term investment made in 2015, in 2017 cash was impacted mainly by the increase in capital expenditures.

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

C.	Research and Development, Patents and Licenses

Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our customers. In 2018, 2017 and 2016, we spent $71.2 million, $71.3 million and $63.3 million, respectively, on software development and other technology and product development activities.

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

Inflation

Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our customers. Below is a summary of certain macroeconomic data for Brazil and Argentina, our two largest markets, for 2018, 2017, 2016 and 2015:

Brazil
	2018	2017	2016	2015
Real GDP growth (decline)(1)	1.1%	1.0%	(3.6)%	(3.8)%
Population (in millions)(1)	208,5	208	207	205
Inflation(1)	3,8%	2.9%	6.3%	10.7%
Exchange rate(2)	3,87	3.31	3.26	3.90

(1) Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2) Source: Banco Central do Brasil. Data as of December 31 of each year.

Argentina
	2018	2017	2016	2015
Real GDP growth (decline)(1)	(3.5)%	2.9%	(2.2)%	2.6%
Population (in millions)(1)	44.93	44.04	43.59	43.13
Inflation(1)	47.6%	25%	41%	27%
Exchange rate(2)	38.60	18.90	16.10	13.30

(1)	Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(2)	Source: Banco de la Nación Argentina. Data as of December 31 of each year.

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, except for operating lease obligations as described below, we did not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of December 31, 2018:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
(in thousands)
Operating lease obligations	$45,204	$5,341	$9,679	$8,421	21,763
Other long-term liabilities(1)	125,000	—	—	—	125,000

Total contractual obligations	$170,204	$5,341	$9,679	$8,421	$146,763

(1)

We may be required to make a termination payment of $125.0 million to Expedia if, among other things, we elect to terminate the Expedia Outsourcing Agreement on or after March 6, 2022 or the marketing fee threshold of $5.0 million over a rolling six-month period is not achieved. Such amount is reflected as a long-term liability on our balance sheet. For more information on our relationship of Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia.” Since we entered into the Expedia Outsourcing Agreement in March 2015, we have not failed to meet the required threshold. Our average margin from March 2015 through December 2018 has been 258% of the threshold, with our lowest margin being 151% of the threshold during the six-month period ended September 2015 and our highest margin being 316% of the threshold during the six-month period ended December 2018. Although we are significantly above the required threshold and believe that we have sufficient flexibility to continue to meet the threshold on a going forward basis, our ability to do so could be impaired by a significant and prolonged disruption in the global travel industry or our platform. For more information, see “Item 3. Key Information — D. Risk Factors.”

There have been no material changes to our contractual obligations since December 31, 2018.

G.	Safe Harbor

See “Part I. Introduction – Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

Our business and affairs are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Accordingly, our board of directors have significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.

Our board of directors consists of seven members. Our memorandum and articles of association authorize us to have seven directors or such other number of directors as is from time to time fixed by resolution of the board.

Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors.” Pursuant to our memorandum and articles of association, each of our directors is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2021, 2019 and 2020, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected, as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our directors are divided among the three classes as follows:

•	the Class I Directors are Adam Jay and Michael James Doyle, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2020.

Elections for directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No director may be elected or re-elected at any special meeting of our shareholders.

In March 2018, Gary Morrison resigned from his position as Class I Director and our board of directors appointed Adam Jay to fill Mr. Morrison’s position as Class I director. In April 2018, Rodrigo Catunda resigned from his position as Class I Director.

In November 2018, we held our annual shareholders meeting which decided the reelection of Adam Jay and of Michael James Doyle as Class I Directors holding office until the annual shareholder meeting of 2021.

In March 2019, Jason Lenga resigned from his position as Chairman and Class III Director and our Board of Directors will remain at six members until such vacancy is filled. Nilesh Lakhani was appointed chairman of the Board.

The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Damián Scokin	52	Chief Executive Officer and Director

Nilesh Lakhani	59	Director

Adam Jay	43	Director

Martín Rastellino	48	Director

Mario Eduardo Vázquez	83	Director

Michael James Doyle II	49	Director

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

Nilesh Lakhani has served as a member of our board of directors since October 2012 and chairman of our board of directors since March 2019. Mr. Lakhani serves on the board of directors of Netshoes (Cayman) Limited (NYSE: NETS) and, from 2013 to 2014, served on the board of directors of QIWI plc (Nasdaq: QIWI). Mr. Lakhani was an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund from 2015 to 2018. He has also held key executive positions with growth companies in the technology, media and financial services industries. From 2010 to 2012, he was the Chief Financial Officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the Chief Financial Officer of Yandex N.V. (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media, Inc. (Nasdaq: CTCM) from 2004 to 2007. Prior to that, Mr. Lakhani was the Chief Financial Officer of Pogo.com, and was Vice President of Global Operations at Electronic Arts after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a Bachelor of Arts in Economics from the University of Manchester and a Master of Business Administration in Finance from the University of San Francisco.

Adam Jay has served as a member of our board of directors since March 2018. Mr. Jay is President, at Hotels.com, an Expedia Group, Inc. brand. Mr. Jay joined Expedia Group in February 2012. From 2007 until 2012, he served as VP of Strategy and Global Transformation at Travelport plc. Prior to that, he led Product for Avis Europe plc (now Avis Budget Group) and also spent a number of years at Boston Consulting Group. Mr. Jay currently serves on the board of Checkatrade.com, a UK-based subsidiary of Homeserve plc. He has an MBA from INSEAD and an MA (Hons) in Politics, Philosophy and Economics from Oxford University.

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

Michael Doyle has served as a member of our board of directors since September 2018. Mr. Doyle is the Chief Financial Officer of Nextdoor, a neighborhood social network based in San Francisco, California. He was CFO of Despegar from 2013 until 2018. Prior to becoming our CFO, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore. He also worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a Bachelor degree in Finance from Southern Methodist University and a Masters in Business Administration from Harvard Business School,

Executive Officers

The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	53	Chief Executive Officer

Alberto Lopez Gaffney	47	Chief Financial Officer

Juan Pablo Alvarado	49	General Counsel and Corporate Affairs Director

Gonzalo García Estebarena	39	Commercial Director

Sebastián Mackinnon	48	General Manager Argentina and Uruguay

Pablo Montivero Araya	50	Head of Distribution

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

Alberto López Gaffney has served as our Chief Financial Officer since November 2018. From 2017 to October 2018 has served as Chief Financial Officer of TGLT, a leading real estate company in Argentina. From 2012 through 2017, he was employed at Itaú BBA as Managing Director & Head of Investment Banking for LatAm ex-Brazil. Prior to that, Mr. López Gaffney worked between 1999 and 2012 with Morgan Stanley, in the Mergers & Acquisitions Group and later as Managing Director & Head of Southern Cone. He began his business career as a Business Analyst at McKinsey in 1996. Mr. López Gaffney has an MBA from Harvard University and a Masters in Science in Industrial Engineering from Universidad Católica Argentina.

Juan Pablo Alvarado has served as our General Counsel since August 2015 and our Corporate Affairs Director since May 2018. From December 2014 to July 2015, Mr. Alvarado served as Of Counsel at Estudio Beccar Varela. From 2006 to 2013, Mr. Alvarado served as General Counsel and member of the Executive Committee of El Tejar Limited. From 2001 to 2006, he served in various positions at Mondeléz International, most recently as the Legal Director for the Southern Cone Region in South America. Mr. Alvarado also serves as a member of the board of directors of Asociación Latinoamerica de Internet and served as President of Fundación para la Integración Social Oscar Alvarado, a not-for profit organization. Mr. Alvarado received a high school diploma from Colegio Cardenal Newman, Law degree from the Universidad Católica Argentina de Derecho and a Master of Laws degree from Duke University.

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

Sebastián Mackinnon has served as our Head of Air, with a regional scope, since December 2015 until March 2018. From March until October 2018 he served as interim Country Manager for Brazil Operations and from that time onwards he is serving as our General Manager for Argentina and Uruguay Operations. From October 2001 to December 2015, Mr. Mackinnon served in various positions at Diageo plc, an international alcoholic beverages company, mostly recently as General Manager covering Peru, Bolivia and Ecuador. Prior to thank, Mr. Mackinnon held various positions at Mondeléz International and Kimberly-Clark Corporation. Mr. Mackinnon received a high school diploma from Colegio Cardenal Newman, a Bachelor degree in Business Administration from the Pontificia Universidad Católica Argentina and a Masters in, Business Administration from the CEMA University in Buenos Aires.

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

Compensation of Directors and Executive Officers

For the years ended December 31, 2018, 2017 and 2016, the aggregate compensation to the officers and independent members of our board of directors amounted to $7,235,508, $6,259,454 and $1,538,406, respectively. We did not pay any compensation to the remaining directors in 2018, 2017 and 2016, and did not pay any other cash compensation or benefits in kind to our directors in 2018, 2017 and 2016, other than the equity awards described under “—Equity Incentive Plans.” Additionally, during 2015 and 2016 we entered into certain severance and non-compete arrangements with our founders, including a founder who is currently a member of our board of directors and our audit committee. For more information, see note 15 to our audited consolidated financial statements included in this Annual Report. Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to company car benefits and levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “—Equity Incentive Plans.”

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

We have reserved 4,861,777 ordinary shares for issuance under our 2016 Stock Incentive Plan, of which 2,978,499 stock options were issuable upon the exercise of outstanding equity awards and 1.422,747 RSUs were also granted.

On December 24, 2018, the stock options under the 2016 Plan were repriced to make the plan more competitive to retain our key employees and attract the best candidates for our management positions. This repricing consisted of amending the original Strike Price of $ 26 per share to the following strike price schedule: $ 12 per share as of December 2018, December 2019 and December 2020; $ 20 as of December 2021 and $ 26 as of December 2022. There were no incremental compensation costs resulting from this repricing.

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

Vesting Schedule. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. In the case of the currently outstanding RSUs, that were granted prior to our initial public offering, two vesting requirements must be satisfied on or before the expiration date in order for the ordinary shares subject to the award to vest: (i) a time-based service requirement where a portion of the RSUs vest in each of three years from the grant date, provided that the recipient remains in continuous service through each applicable date and (ii) a requirement that the Company completes an initial public offering or change of control event (the “Liquidity Event Requirement”). If the Liquidity Event Requirement is triggered by an initial public offering, it will be deemed satisfied upon the earliest of (i) the 181st day following the initial public offering; (ii) the March 15th following the year in which the initial public offering occurs, or (iii) the expiration date. In addition, the RSUs that were authorized for granting by our board in March 2018 are subject to (i) a time-based service requirement by which vesting occurs in installments over five years. The options granted under the 2016 Plan also feature both (i) a time-based service requirement, by which vesting occurs in installments over five years and (ii) a Liquidity Event Requirement. In the case of the options granted under the 2016 Plan, if the Liquidity Event Requirement is triggered by an initial public offering then it will be deemed satisfied upon the earliest of (i) the 181st day following the initial public offering and (ii) the day immediately preceding the expiration date. In addition, in the case of RSUs granted under the 2016 Plan, if the optionee is subject to an involuntary termination without cause within 12 months after a change of control event occurs, then his or her options immediately vest and become exercisable with respect to all then-unvested shares upon such termination, and the time-based service requirement is deemed to have been satisfied with respect to all shares subject to those options. This change of control provision was extended to all the optionees in the amendment of December 24, 2018 as until that amendment it only applied to our Chief Executive Officer and his direct reports. As of the date of this Annual Report, the Liquidity Event Requirement for all outstanding options and RSUs has been satisfied.

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

Nomination and Compensation Committee

On February 28, 2019 our Board of Directors formed a nomination and compensation committee. The nomination and compensation committee is composed of three members, Mario Eduardo Vázquez, Nilesh Lakhani and Martin Rastellino. The nomination and compensation committee is responsible for, among other things:

•

carrying out the Board’s responsibilities in relation to compensation of the Company´s CEO and its direct reports (the “Executive Officers”) (including, but not limited to plans, policies and programs), overseeing the implementation of the Company´s compensation policy, and providing such guidance with respect to compensation matters as the Committee deems appropriate.

•

(i) identifying individuals to become Directors of the Company, (ii) nominating qualified individuals for election to the Board at the annual meeting of shareholders, (iii) recommending to the Board the individual directors to serve on the committees of the Board, and (iv) recommending the Board a set of corporate governance principles applicable to the Company.

•	any such other duties as may be from time to time assigned to it by the Board or required by the rules and regulations of the Securities and Exchange Commission or the New York Stock Exchange.

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

As of December 31, 2018, we had 3,398 employees. We also contracted with certain third-party providers to support our call center employees. As of December 31, 2018, we contracted hours equivalent to approximately 412 outsourced employees. The following tables show a breakdown of our employees as of December 31, 2018, 2017 and 2016 by category of activity.

	Number of Employees as of
	December 31,
Division/Function	2018	2017	2016
Operations and customer service	1,349	1,068	1,161
Sales and marketing	263	201	177
Technology and content	1,227	1,081	1,010
General and administrative(1)	559	566	550

Total	3,398	2,916	2,898

(1)	Includes business development, administration, finance and accounting, legal and human resources.

As of December 31, 2018, 381 of our employees in Argentina, all of our employees in Brazil and all of our employees in Mexico were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.

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

	Outstanding Ordinary Shares as of March 31, 2019
Name of Beneficial Owner	Number	%
Directors and Executive Officers:
Nilesh Lakhani(1)	7,929		*
Adam Jay	—	—
Martín Rastellino(2)	552,354		*
Damián Scokin(3)	49,075
Mario Eduardo Vázquez	—	—
Juan Pablo Alvarado(4)	35,570		*
Gonzalo García Estebarena(5)	19,895		*
Sebastián Mackinnon(6)	39,008		*
Alberto Lopez Gaffney(7)	28,875		*
Pablo Montivero Araya(8)	56,241
Directors and Executive Officers as a Group (13 persons)	788,944	1%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 7,929 ordinary shares held by Mr. Lakhani, a member of our board of directors.

(2)

Consists of 552,354 ordinary shares held of record by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A.

(3)

Consists of 39,075 shares and 10,000 shares acquired through the directed share program implemented in our initial public offering (the “Directed Share Program”). Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. Following the repricing described elsewhere in this annual report on Form 20, F, Mr. Scokin holds (a) 260,501 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 86,919 RSUs which vest in five equal installments on December 1, 2018, December 1, 2019, December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 103,897 RSUs which vest in four equal installments on March 1, 2019, June 1, 2020, June 1, 2021 and June 1, 2022, respectively, in each case provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. Scokin is our Chief Executive Officer and a director.

(4)

Consists of 19,536 shares, 7,034 RSUs and 9,000 shares acquired though the directed share program implemented in our initial public offering (the “Directed Share Program”). Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. Following the repricing described elsewhere in this annual report on Form 20, F, Mr. Alvarado holds (a) 65,125 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 65,125 options (i) 15% of which vested on December 26, 2018; (ii) 15% of which will vest on December 1, 2019; (iii) 20% of which will vest on December 1, 2020; (iv) 25% of which will vest on December 1, 2021 and (v) 25% of which will vest on December 1, 2022, (c)19,343 RSUs which vest in five equal installments on December 1, 2018, December 1, 2019, December 1, 2020, December 1, 2021 and December 1, 2022, and (d) 28,988 RSUs which vest in four equal installments on March 1, 2019, June 1, 2020, June 1, 2021 and June 1, 2022, respectively, in each case provided that Mr. Alvarado remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. Alvarado is our General Counsel and Corporate Affairs Director.

(5)

Consists of 19,895 shares. Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. Following the repricing described elsewhere in this annual report on Form 20, F, Mr. García Estebarena holds (a) 132,638 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 58,028 RSUs which vest in five equal installments on December 1, 2018, December 1, 2019, December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 51,948 RSUs which vest in four equal installments on March 1, 2019, June 1, 2020, June 1, 2021 and June 1, 2022, respectively, in each case provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. García Estebarena is our Commercial Director.

(6)

Consists of 19,540 shares and 11,468 RSUs and 8,000 shares acquired through the Directed Share Program. Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. Following the repricing described elsewhere in this annual report on Form 20, F, Mr. Mackinon olds (a) 130,251 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which will vest on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 25,791 RSUs which vest in five equal installments on December 1, 2018, December 1, 2019, December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 51,948 RSUs which vest in four equal installments on March 1, 2019, June 1, 2020, June 1, 2021 and June 1, 2022, respectively, in each case provided that Mr. Mackinon remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. Mackinon is our Country Manager for Argentina.

(7)

Consists of 21,855 shares and 7,020 RSUs. Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. Following the repricing described elsewhere in this annual report on Form 20, F, Mr. Lopez Gaffney holds (a) 145,700 options (i) 15% of which vested on December 1, 2018; (ii) 15% of which will vest on December 1, 2019; (ii) 20% of which will vest on December 1, 2020; (iv) 25% of which will vest on December 1, 2021 and (v) 25% of which will vest on December 1, 2022, (b) 30,000 RSUs which vest in five equal installments on December 1, 2018, December 1, 2019, December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 20,227 RSUs which vest in four equal installments on March 1, 2019, June 1, 2020, June 1, 2021 and June 1, 2022, respectively, in each case provided that Mr. Lopez Gaffney remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. Lopez Gaffney is our CFO.

(8)

Consists of 19,537 shares and 16,704 RSUs and 22,000 shares acquired through the Directed Share Program. Does not reflect any shares that may be issued upon settlement of outstanding options which will not be exercisable within 60 days of March 31, 2018. Following the repricing described elsewhere in this annual report on Form 20, F, Mr. Montivero holds (a) 130,251 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which will vest on

December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 30,592 RSUs which vest in five equal installments on December 1, 2018, December 1, 2019, December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 51,948 RSUs which vest in four equal installments on March 1, 2019, June 1, 2020, June 1, 2021 and June 1, 2022, respectively, in each case provided that Mr. Montivero remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. Montivero is our Head of Distribution.

For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2019 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

	Outstanding Ordinary Shares as of March 31, 2019
Name of Beneficial Owner	Number	%
% Shareholders:
Funds Affiliated with Tiger Global(1)	12,271,960	17.8
Expedia, Inc.(2)	9,590,623	13.9

(1)

Based on that certain Schedule 13G/A filed on February 14, 2019, consists of ordinary shares held by Tiger Global Private Investment Partners IV, L.P., Tiger Global Investments, L.P., Charles P. Coleman III, Stephanie Coleman, The Charles P. Coleman III Family Trust (“Tiger Global Funds”), The Charles P. Coleman III Family Trust (“Tiger Global Funds”) NonExempt, Scott Shleifer, Scott Shleifer 2011 Descendants’ Trust, Lee Fixel, LFX Trust, and LFX Trust LLC. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

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

On August 9, 2018, the Company´s board of directors approved a share repurchase program that enabled the Company to repurchase up to $75 million of its shares effective immediately and expiring in one year. During 2018, the Company repurchased 1,544,475 shares with a weighted average cost per share of $16.84. Through this program, the Company is not obliged to acquire any specific number of shares and the repurchase program may be suspended, terminated or modified at any time for any reason.

On August 21, 2018, the SEC declared effective our registration statement on Form F-1, which was filed for the purposes of registering ordinary shares for Tiger Global, our largest shareholder at the time and an affiliate of Jason Lenga, a member of our board of directors, pursuant to which Tiger Global could elect to make in-kind distributions to its members, partners or shareholders or otherwise dispose of the ordinary shares owned by Tiger Global. Such registration statement was amended pursuant to a post-effective amendment on Form F-3, which was declared effective by the SEC on December 19, 2018.

B.	Related Party Transactions

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

We receive a marketing fee for each booking using rates and availability provided by Expedia through our platform based on the compensation that Expedia is entitled to receive from the relevant property owner. For 2018 and 2017, marketing fees paid by Expedia to us under the Expedia Outsourcing Agreement, net of fees we paid to Expedia under the Despegar Outsourcing Agreement (described below), amounted to $44.0 million and $37.0 million, respectively, which represented 8.3% and 7.1% of our revenue for each year, respectively. From time to time, the Expedia Outsourcing Agreement has been supplemented by one-time incentives paid to us for reaching certain booking targets during a specified time period.

As of December 31, 2018, our payables to Expedia under the Expedia Outsourcing Agreement were $83.9 million.

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

The foregoing description of the Expedia Outsourcing Agreement is qualified in its entirety by reference to the Expedia Outsourcing Agreement, which was filed as an exhibit to the registration statement filed with the SEC on August 31, 2017.

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

As of December 31, 2018 our receivables with Expedia under the Despegar Outsourcing Agreement were $8.7 million.

The foregoing description of the Despegar Outsourcing Agreement is qualified in its entirety by reference to the Despegar Outsourcing Agreement, which was filed as an exhibit to the registration statement filed with the SEC on August 31, 2017.

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

Expedia Standstill

Until September 19, 2020, Expedia and its affiliates are prohibited from acquiring more than 35% of the voting or economic power of our outstanding shares, except by a tender offer, exchange offer or other offer for all of the outstanding shares, directly or indirectly, in which case they are only permitted to consummate such offer if it would result in their owning more than 75% of the voting or economic power of our outstanding shares entitled to vote in the election of our board of directors. In addition, if (1) we enter into a definitive agreement providing for a Liquidation Event (as defined in the Shareholder Agreements), (2) a tender or exchange offer which if consummated would constitute a Liquidation Event is made (by a person other than Expedia) for our securities and our board of directors either accepts such offer or fails to recommend that our shareholders reject such offer within ten business days, or (3) our board of directors resolves to engage in a formal process which is intended to result in a transaction which, if consummated, would constitute a Liquidation Event, then, notwithstanding the above restriction, with respect to clauses (1) and (2), Expedia is entitled to make an offer for and acquire our shares in a transaction for at least as many shares or equivalent as contemplated in the relevant Liquidation Event, and, with respect to clause (3), Expedia is entitled to participate in such process on the same terms and conditions as the other participants.

Expedia Put Right

We are required to buy back from Expedia, or in certain circumstances facilitate the sale of, the 2015 Expedia shares for fair market value, if we exercise our right to terminate the Expedia Outsourcing Agreement on or after March 6, 2022 and make the required termination payment of $125.0 million to Expedia in connection therewith. If we remain a public company with securities traded on a recognized securities exchange at the time we receive notice that Expedia is exercising its put right, then we are required to (1) use our best efforts to prepare and file with the SEC a registration statement covering the 2015 Expedia Shares, (2) request, in conjunction with Expedia, quotes from five internationally-recognized underwriting banks for a firm and fully underwritten sale of the 2015 Expedia Shares and (3) assist Expedia in its sale of the 2015 Expedia Shares on a recognized securities exchange or market or otherwise. If the 2015 Expedia Shares cannot be sold in this manner, we are required to purchase the 2015 Expedia Shares at the highest quoted price then available from the aforementioned underwriting banks. If we are no longer a public company with securities traded on a recognized securities exchange, fair market value will be a price agreed upon by us and Expedia or, if the parties cannot agree, a price determined through the assistance of third-party valuation experts.

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

The foregoing description of the Shareholder Agreements and the rights contained therein is qualified in its entirety by reference to the Shareholder Agreements, which were filed as exhibits to the registration statement filed with the SEC on August 31, 2017.

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

A.	Consolidated Statements and Other Financial Information

See Exhibits.

Legal Proceedings

See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”

Dividend Policy

In 2018, 2017 and 2016, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares trade on the New York Stock Exchange since September 19, 2017 under the symbol “DESP.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares trade on the New York Stock Exchange under the symbol “DESP.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a BVI business company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law, including the BVI Act.

Our company number in the B VI is 1936519. As provided in regulation 4 of our memorandum of association, subject to BVI law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands and our registered agent is Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A., which maintains the register of members of the Company at 480 Washington Boulevard, Jersey City, NJ 07310, USA. The shares of the Company are held in uncertificated (book-entry) form and no shareholder has the right to require issuance or provision to it at any time of any share certificate.

Our memorandum and articles of association are described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 24, 2018 and has also been filed as an exhibit to the registration statement on Form F-1 filed with the SEC on August 31, 2017.

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

The Brazilian real depreciated against the dollar from mid-2011 to early 2016. In 2016, the Brazilian real fluctuated significantly, primarily as a result of Brazil’s political instability, but appreciated 16.54%, reaching R$3.2591 per $1.00 on December 31, 2016. In 2017, the Brazilian Real depreciated 1.5% relative to the U.S. dollar. In 2018, the Brazilian Real depreciated 17.1% relative to the U.S. dollar.

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

The following tables set forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Brazilian reals per U.S. dollar (R$/$) and not adjusted for inflation, as reported by the Brazilian Central Bank. We cannot assure you that the Brazilian real will not depreciate or appreciate again in the future.

Year Ended December 31,	Period-end	Average(1)	Low	High
2013	2.34	2.16	1.95	2.45
2014	2.66	2.35	2.20	2.74
2015	3.90	3.34	2.58	4.19
2016	3.26	3.48	3.12	4.16
2017	3.30	3.19	3.05	3.38
2018	3.88	3.65	3.13	4.21

Month	Period-end	Average(2)	Low	High
October 2017	3.28	3.19	3.13	3.28
November 2017	3.26	3.26	3.21	3.29
December 2017	3.31	3.29	3.23	3.33
January 2018	3.16	3.21	3.14	3.27
February 2018	3.24	3.24	3.17	3.28
March 2018	3.32	3.27	3.22	3.33
April 2018	3.41	3.36	3.31	3.41
May 2018	3.72	3.63	3.50	3.77
June 2018	3.87	3.77	3.66	3.96
July 2018	3.75	3.82	3.68	3.95
August 2018	4.05	3.92	3.69	4.21
September 2018	4.04	4.10	3.96	4.21
October 2018	3.72	3.76	3.58	4.06
November 2018	3.86	3.78	3.67	3.94
December 2018	3.88	3.88	3.81	3.94

Source: Brazilian Central Bank

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

On December 31, 2018, the exchange rate was R$3.88 per $1.00.

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

Year Ended December 31,	Period-end	Average(1)	Low	High
2013	6.14	5.37	4.84	6.14
2014	8.52	7.94	6.16	8.53
2015	13.30	9.47	8.64	13.30
2016	15.87	14.42	9.70	15.87
2017	18.64	16.52	15.14	19.52
2018	38.60	30.37	18.65	42.10

Month	Period-end	Average(2)	Low	High
October 2017	17.65	17.41	17.33	17.70
November 2017	17.30	17.42	17.30	17.65
December 2017	18.64	17.66	17.23	19.20
January 2018	19.65	18.98	18.41	19.65
February 2018	20.35	20.07	19.65	20.45
March 2018	20.40	20.49	20.40	20.65
April 2018	20.45	20.42	20.40	20.45
May 2018	25.40	23.42	21.45	25.40
June 2018	29.40	27.10	25.40	28.80
July 2018	27.90	28.25	27.70	28.80
August 2018	37.40	33.00	27.80	38.20
September 2018	42.10	39.85	37.60	42.10
October 2018	36.80	38.55	36.60	40.50
November 2018	38.60	38.10	36.30	39.90
December 2018	38.60	38.45	37.40	39.50
January 2019	38.60	38.20	37.80	38.60
February 2019	40.10	39.35	38.10	40.60

Source: Banco de la Nación Argentina selling rate

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

On December 31, 2018, the exchange rate was AR$38.60 per $1.00.

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

The inflation rate in Brazil, as reflected by the IPCA was 10.7% in 2015, 6.3% in 2016, 2.9% in 2017 and 3,75% in 2018. After experiencing in 2017 the lowest inflation rate since 1998, Brazil went through a higher rate of inflation, but which was better than expected by the government. The inflation rate in Argentina, as measured by the City of Buenos Aires Consumer Price Index, was 26.9% in 2015, 41.0% in 2016 and 24.8% in 2017. In 2018, Argentina inflation rate was 47,6%, the highest rate since 1991 and the second highest rate in Latin America. According to measurements from INDEC of the Consumer Price Index, inflation for the first nine months of 2015 was 10.7%, for the period from May to December 2016 was 15.8%, and was 24.8% in 2017. National statistical data was not available in Argentina from October 2015 to April 2016.

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

The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to approximately $253.5 million. We have not allocated our net proceeds from our initial public offering to any particular purpose. Rather, our management has considerable discretion in the application of the net proceeds that we received. No amount of the net proceeds were paid to directors, officers, general partners or their associates nor to persons owning 10% or more of any class of our equity securities nor to any of our other affiliates.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as issued by the PCAOB. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as at December 31, 2018. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2018.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies that are emerging growth companies. We expect that we will be required to include this report in our annual report on Form 20-F for our fiscal year ending December 31, 2022.

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

Our audit committee consists of Mario Eduardo Vázquez, Nilesh Lakhani and Martin Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Lakhani and Ratellino, satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Lakhani and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at https://s22.q4cdn.com/820444807/files/doc_downloads/governance_doc/Despegar-Code-of-Conduct-August-2017.pdf .

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with U.S. GAAP are audited by Price Waterhouse & Co. S.R.L., a firm registered with the Public Company Accounting Oversight Board in the United States.

The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal year 2018 and 2017.

	Year Ended December 31,
	2018	2017
	(in thousands)
Audit fees (audit and review of financial statements)(1)	$997	$837
Audit related fees (due diligence services)(2)	2	568
Tax fees (other certifications and tax advisory services)(3)	314	404
All other fees (advisory services)	—	—

Total	$1,313	$1,809

(1)	Includes fees related to the audit of the Consolidated Financial Statements as of December 31, 2018 and 2017, and limited review of interim financial statements presented during 2018 and 2017.
(2)	Includes SEC filings reviews and initial public offering process.
(3)	Includes fees for permitted tax compliance and tax advisory services.

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

BVI law and our memorandum and articles of association provide that (i) our directors shall call a special meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested; and (ii) shareholders may put forward proposals at an annual meeting or, with the prior consent of our board of directors, at any special meeting convened by our board of directors, in each case subject to the various restrictions, conditions, and provision of information and other procedural requirements (including lengthy advance notice periods) described above in “—Shareholders’ Meetings and Consents.”

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

The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.2	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.3	Fourth Amended and Restated First Refusal and Co-Sale Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.4	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.1#	Amended and Restated Expedia Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Hoytvo Servicios de Prospecção e Intermediação de Negócios Ltda., Despegar.com Peru SAC, Servicios Online SAS, Servicios Online 3351 de Venezuela C.A., Despegar.com Chile S.P.A., Despegar.com O.N.L.I.N.E. S.A., Despegar.com USA, Inc., Desoproc S.L., and La INC S.A. (incorporated by reference to Exhibit 10.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.2#	Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.3	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.4	Despegar.com, Corp. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

8.1*	List of Subsidiaries of Despegar

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

*	Filed herewith
#	Confidential treatment requested.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DESPEGAR.COM, CORP.

By:	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer

Date: April 26, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Despegar.com, Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Buenos Aires, Argentina
April 26, 2019

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Marcelo Daniel Pfaff (Partner)
Marcelo Daniel Pfaff

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

Despegar.com, Corp.

Consolidated Balance Sheets as of December 31, 2018 and 2017

(in thousands U.S. dollars)

	As of December 31,	As of December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	346,480	371,013
Restricted cash	5,709	29,764
Accounts receivable, net of allowances	228,448	198,273
Related party receivable	8,653	5,253
Other assets and prepaid expenses	68,471	29,405

Total current assets	$657,761	$633,708

Non-current assets
Other assets	12,751	4,658
Restricted cash	—	10,000
Property and equipment, net	19,716	16,171
Intangible assets, net	37,512	35,424
Goodwill	36,207	38,733

Total non-current assets	$106,186	$104,986

TOTAL ASSETS	$763,947	$738,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	42,353	45,609
Travel suppliers payable	185,450	174,817
Related party payable	83,904	84,364
Loans and other financial liabilities	31,162	8,220
Deferred Revenue	8,229	30,113
Other liabilities	33,270	39,751
Contingent liabilities	4,794	4,732

Total current liabilities	$389,162	$387,606

Non-current liabilities
Other liabilities	243	1,015
Contingent liabilities	1,968	7,115
Related party liability	125,000	125,000

Total non-current liabilities	$127,211	$133,130

TOTAL LIABILITIES	$516,373	$520,736

SHAREHOLDERS’ EQUITY
Common stock (1)	255,254	253,535
Additional paid-in capital	321,627	316,444
Other reserves	(728)	(728)
Accumulated other comprehensive income	3,051	16,323
Accumulated losses	(305,600)	(367,616)
Treasury Stock	(26,030)	—

Total Shareholders’ Equity	$247,574	$217,958

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$763,947	$738,694

(1)	Represents 69,235 shares issued and outstanding at December 31, 2018 and 69,097 shares issued and outstanding at December 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Operations

for the years ended December 31, 2018, 2017 and 2016

(in thousands U.S. dollars)

	Year ended December 31,
	2018	2017	2016
Revenue (1)	530,614	523,940	411,162
Cost of revenue	(172,110)	(142,479)	(126,675)

Gross profit	$358,504	$381,461	$284,487

Operating expenses
Selling and marketing	(174,357)	(166,288)	(121,466)
General and administrative	(67,240)	(72,626)	(64,683)
Technology and product development	(71,154)	(71,308)	(63,251)
Impairment of long-lived assets	(363)	—	—

Total operating expenses	$(313,114)	$(310,222)	$(249,400)

Operating income	$45,390	$71,239	$35,087
Financial income	7,621	2,389	8,327
Financial expense (2)	(26,788)	(19,268)	(15,079)

Income before income taxes	$26,223	$54,360	$28,335

Income tax expense	(7,069)	(11,994)	(10,538)

Net income	$19,154	$42,366	$17,797

(1)	Includes $ 43,975, $ 37,000 and $ 27,008 for related party transactions for the years 2018, 2017 and 2016, respectively. See note 15.
(2)	Includes $ 12,368, $ 8,601 and $ 10,516 for factoring of credit card receivables for the years ended 2018, 2017 and 2016, respectively.

Earnings per share available to common stockholders:
Basic	0.28	0.69	0.30
Diluted	0.27	0.69	0.30
Shares used in computing earnings per share (in thousands):
Basic	69,154	61,457	58,518
Diluted	71,254	61,548	58,609

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2018, 2017 and 2016

(in thousands U.S. dollars)

	Year ended December 31,
	2018	2017	2016
Net income	$19,154	$42,366	$17,797
Other comprehensive income, net of tax
Foreign currency translation adjustment (1)	(13,272)	37	(17,501)

Comprehensive income	$5,882	$42,403	$296

(1)	No tax impact

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2018, 2017 and 2016

(in thousands U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income	Accumulated Losses	Treasury Stock	Total Equity
	Number of shares (in thousands)	Amount
Balance as of December 31, 2015	58,518	6	311,581	(728)	33,787	(427,779)	—	(83,133)

Stock-based compensation expense	—	—	574	—	—	—	—	574
Foreign currency translation adjustment	—	—	—	—	(17,501)	—	—	(17,501)
Net income for the year	—	—	—	—	—	17,797	—	17,797

Balance as of December 31, 2016	58,518	6	312,155	(728)	16,286	(409,982)	—	(82,263)

Stock-based compensation expense	—	—	4,289	—	—	—	—	4,289
Foreign currency translation adjustment	—	—	—	—	37	—	—	37
Issuance of common stock (1)	10,579	253,529	—	—	—	—	—	253,529
Net income for the year	—	—	—	—	—	42,366	—	42,366

Balance as of December 31, 2017	69,097	253,535	316,444	(728)	16,323	(367,616)	—	217,958

Change in accounting standard ASC 606 (2)	—	—	—	—	—	42,862	—	42,862

Balance as of December 31, 2017 Adjusted	69,097	253,535	316,444	(728)	16,323	(324,754)	—	260,820

Stock-based compensation expense	—	—	6,766	—	—	—	—	6,766
Foreign currency translation adjustment	—	—	—	—	(13,272)	—	—	(13,272)
Exercise of Stock Options by Employees	138	1,719	(1,583)	—	—	—	—	136
Net income for the year	—	—	—	—	—	19,154	—	19,154
Treasury Stock	—	—	—	—	—	—	(26,030)	(26,030)

Balance as of December 31, 2018	69,235	255,254	321,627	(728)	3,051	(305,600)	(26,030)	247,574

(1)	Net of issuance costs of $21,530.
(2)	See note 3

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

(in thousands U.S. dollars)

	2018	2017	2016
Cash flows from operating activities:
Net income	$19,154	$42,366	$17,797
Adjustments to reconcile net income to net cash flows from operating activities:
Unrealized foreign currency translation losses	(1,088)	457	466
Depreciation expense	4,985	5,075	5,089
Amortization of intangible assets	10,140	8,751	7,835
Impairment of long-lived assets	363	—	—
Stock based compensation expense	6,766	4,289	574
Interest and penalties	494	(65)	1,494
Income taxes	2,876	5,507	3,846
Allowance for doubtful accounts	1,062	818	2,548
Provision / (Recovery) for contingencies	2,021	(603)	526
Changes in assets and liabilities, net of non-cash transactions:
(Increase) / Decrease in accounts receivable, net of allowances	(54,705)	(85,383)	(71,389)
(Increase) / Decrease Related party receivables	(3,406)	(3,013)	(293)
(Increase) / Decrease in other assets and prepaid expenses	(61,302)	(10,090)	3,591
Increase / (Decrease) in accounts payable and accrued expenses	4,277	22,363	(13,895)
Increase / (Decrease) in travel suppliers payable	42,789	78,835	(20,121)
Increase / (Decrease) in other liabilities	3,309	(12,323)	10,440
Increase / (Decrease) in contingencies	(5,567)	(12,183)	618
Increase / (Decrease) in related party liabilities	4,203	13,964	13,210
Increase / (Decrease) in deferred revenue	6,009	2,461	(5,628)

Net cash flows (used in) / provided by operating activities	$(17,620)	$61,226	$(43,292)

Cash flows from investing activities:
Sales of short-term investments	—	—	40,013
Acquisition of property and equipment	(13,085)	(8,746)	(4,419)
Increase of intangible assets, including internal-use software and website development	(13,494)	(12,929)	(12,159)

Net cash flows (used in) / provided by investing activities	$(26,579)	$(21,675)	$23,435

Cash flows from financing activities:
Increase in loans and other financial liabilities	66,814	30,159	10,142
Decrease in loans and other financial liabilities	(42,177)	(29,574)	(5,000)
Exercise of stock based compensation	136	—	—
Proceeds from issuance of shares (1)	—	253,529	—
Purchase of Treasury Stock	(26,030)	—	—

Net cash flows provided by financing activities	$(1,257)	$254,114	$5,142

Effect of exchange rate changes on cash and cash equivalents	(13,132)	(2,053)	(2,008)

Net (decrease) / increase in cash and cash equivalents	$(58,588)	$291,612	$(16,723)

Cash and cash equivalents and restricted cash as of beginning of the year	$410,777	$119,165	$135,888
Cash and cash equivalents and restricted cash as of end of the period	$352,189	$410,777	$119,165
Supplemental cash flow information
Cash paid for income tax	$14,423	$18,455	$6,111
Interest paid	$5,311	$942	$684

(1)	Net of issuance costs paid of $ 21,530 as of December 31, 2017. See note 1.

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

During September 2017, the Company successfully completed its registration process with the United States Securities and Exchange Commission and initial public offering through which 12,770,000 shares of common stock were sold to the underwriters at $ 26 per share less an underwriting discount of 5.75%. From this total, 8,663,431 shares were sold by the Company and 4,106,569 shares were sold by stockholders. The Company granted to the Underwriters an option to purchase up to 1,915,500 additional shares at the public offering price less the underwriting discount, which was exercised on September 20, 2017, for all the shares available. The net proceeds of the offering totaled $253,529 after deducting the underwriting discount and offering expenses payable by the Company.

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

Gains and losses resulting from transactions in non-functional currencies are recognized directly in the consolidated statements of operations under the caption “Financial income” and “Financial expense.”

Highly inflationary status in Argentina

During May 2018, the International Practices Task Force (“IPTF”) discussed the highly inflationary status of the Argentine economy. Historically, the IPTF has used the Consumer Price Index (“CPI”) when considering the inflationary status of the Argentine economy. Given that the CPI was considered flawed by the current Argentine Government until December 2015 and the new CPI was published as from June 2016, the IPTF considered alternative indices to determine the three-year cumulative inflation.

A highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period. The alternative three-year cumulative indices at June 30, 2018 exceeded 100%. According to U.S. GAAP, the company should apply highly inflationary accounting no later than July 1, 2018. As of July 1, 2018, the Company transitioned its Argentinian operations to highly inflationary status in accordance with U.S. GAAP, and changed the functional currency for Argentine subsidiarie from Argentine Pesos to U.S. dollars, which is the functional currency of their immediate parent company

Pursuant to the change in the functional currency, local currency monetary assets and liabilities are remeasured at closing exchange rate, non-monetary assets are remeasured at the rate prevailing on the date of the respective transaction, and revenues and expenses are remeasured at the average exchange rate of each month. The effect of the remeasurement is recognized as foreign currency gains (losses) and have been accounted for under in Financial income/(expense) in the consolidated statement of operations.

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

Financial instruments, which potentially subject the Company to concentration of credit risk, mainly consist of cash and cash equivalents and accounts receivable (i.e. clearing house for credit cards). The Company maintains cash and cash equivalents balances in financial institutions that management believes are high credit quality. Accounts receivable are settled mainly through customer credit cards and debit cards; the company maintains allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information.

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

Revenue is recognized upon the transfer of control of our promised services in an amount that reflects the consideration we expect to be entitled to in exchange for those services, which generally occurs at the completion of the transaction on the Company’s platform at the time of booking. Concurrently, the Company will recognize a provision for cancellations and customers failing to arrive for their reservations for all refundable pre-paid sales and all pay-at-destination reserves recognized under these criteria.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

For our primary transaction-based revenue sources, discussed below, we have determined net presentation (that is, the amount billed to the traveler less the amount paid to a supplier) is appropriate for the majority of our revenue transactions as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue).

The Company offers travel products and services through the following business models: the Prepay/Merchant Model, which represents approximately 80% of total revenue, Other Revenue including GDS incentives, advertising represents 15% and the Pay-at-destination/Agency Model, which represents approximately 5% of total revenue.

Prepay/Merchant Business Model

Through this model the Company’s performance obligation is to facilitate the booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages. The Company generates revenue based on the difference between the total amount that the customer pays for the travel product and the net rate owed to the supplier plus estimated taxes. Despegar.com also earns revenue by charging customers a service fee for booking their travel reservation. Customers generally pay at the time of booking and the Company generally pays to the supplier at a later date, which is normally at the time the customer uses the travel reservation.

Despegar.com recognizes revenue on a net base, and for some bookings where the Company pre-purchase the flight seats, in gross base, when the customer completes the reservation process in the Company’s platform, which is when the Company’s performance obligation is satisfied. For the refundable transaction, the Company records an allowance for collection risk on this revenue based on historical experience for cancellation. For travel products that are cancelled by the customer after a specified period of time, the Company may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation.

Packages and sales transactions performed by customers through affiliated agencies are recognized following the revenue recognition policy described above.

Pursuant to the terms of the Company’s merchant supplier agreements with hotels, the Company’s travel service suppliers are permitted to bill it for the underlying cost of the service during a specified period of time. In the event that the Company is not billed by the travel supplier within a 12-month period from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Through this model, the Company’s performance obligation is to facilitate the booking of hotels, car rentals and other travel-related products and services to be paid at destination. Despegar.com earns a commission paid directly by suppliers. The Company generally collects these commissions after the customer uses the travel reservation. In certain circumstances, the Company may also earn revenue by charging customers with a service fee for booking their travel reservation.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The Company recognizes revenue on a net basis when the customer completes the reservation process in the Company’s platform, which is when the Company’s performance obligation is satisfied. In addition, the Company records an allowance for collection risk on this revenue based on historical experience.

Incentives

The Company may receive override commissions from air, hotel and other travel service suppliers when it meets certain performance conditions. These variable considerations are recognized on a monthly accrued basis in accordance with the achievement of thresholds determined by each supplier.

Additionally, the Company uses GDS services provided by recognized suppliers. Under GDS service agreements, the Company earns revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Advertising

The Company records advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Cash and cash equivalents

Cash and cash equivalents includes investments with a maturity of three months or less when purchased. All results generated from these investments are recorded as financial results when earned.

Restricted cash

The primary purpose of restricted cash is to collateralize operations with suppliers of travel products and services and related service providers such as IATA.

Accounts receivable, net of allowances for doubtful accounts

Accounts receivables are mainly related to credit card receivables, incentives and advertising, which are carried at the invoice amount less an allowance for doubtful accounts. The Company determines its allowance based on the aging of its receivables. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

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

Goodwill and Intangible assets, net

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not subject to amortization, but is subject to an annual assessment for impairment, or more frequently if events and circumstances indicate impairment may have occurred.

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

As of December 31, 2018, the Company concluded that the property held in Caracas, Venezuela, should be impaired. As a consequence, the Company estimated the fair value of the impaired long-live asset and recorded impairment losses of $ 363 thousand as of December 31, 2018, by using the market approach and considering prices for similar assets.

Impairment of goodwill and intangible assets with indefinite useful life

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

Travel suppliers payable

Travel suppliers payable is mainly related to debt with airlines, hotels and other product suppliers. These payables are generated when customers complete the reservation process in the Company’s platform and are paid to the suppliers after customers use the service and suppliers invoice the Company, and to the airlines within thirty day of the customers’ booking. These payables are recorded at the invoice amount. For hotels and other product suppliers, the Company instituted a clause in the contract imposing a twelve-month time limit from the check-out date for the Company’s travel supplier to invoice for payment, after the twelve-month time the Company recognizes the revenue for release of age payables.

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Contingent liabilities

The Company has certain regulatory and legal matters outstanding, as discussed further in note 14 “Commitments and Contingencies.” Periodically, the status of all significant outstanding matters is reviewed to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Company records the estimated loss in the consolidated statements of operations.

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

As of December 31, 2018 the Company maintained derivative instruments consisting of foreign currency forward contracts. The Company uses foreign currency forward contracts to hedge exposure in currencies different from the reporting currency. The goal in managing the foreign exchange risk is to reduce, to the extent practicable, the potential exposure to exchange rate fluctuations and its resulting effect on earnings, cash flows and financial position. The foreign currency forward contracts are typically short-term and do not qualify for hedge accounting treatment. Changes in fair value are recorded in financial results.

Following is the derivatives position as of December 31, 2018 and 2017:

	Currency	Notional amount	Type	Due	Avg Price (1)	Fair value
2018
	Brazilian reais	$9,700	Purchase	Mar- 19	4.19	(760)
	Chile pesos	$7,000	Purchase	Jan / Feb- 19	689.29	92
	Mexican pesos	$2,000	Sell	Feb - 19	19.75	n/m
2017
	Argentine pesos	$2,000	Purchase	Jan-18	17.835	115
	Chile pesos	$8,500	Purchase	Jan-18	634.49	(260)
Mexican pesos		$7,000	Sell	Jan / Feb-18	19.27	(214)

(1)	In each respective currency.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The changes in fair value of derivatives have been accounted for under Financial income/(expense) in the consolidated statement of operations.

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

Advertising expenses for 2018, 2017 and 2016 amounted to $ 150,275, $ 144,777 and $ 102,770, respectively.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Financial income / (expense)

The Company incurs in financial expenses items such as factoring for discounted installments, interest paid for derivatives instruments and financial liabilities and foreign exchange rate, and generates financial income from financial investments, derivatives instruments and foreign exchange rate.

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

The Company set up a valuation allowance for that component of net deferred tax assets which does not meet the more-likely-than-not criterion for realization. A valuation allowance is recognized for a component of net deferred tax assets, including tax loss carryforward, which is assessed as not recoverable. As of December 31, 2018 and 2017 the valuation allowance amounted to $ 18,007 and $ 42,584, respectively.

Due to inherent complexities arising from the nature of the Company’s business, future changes in income tax law, transfer pricing new regulations or variances between actual and anticipated operating results, the Company makes certain judgments and estimates. Therefore, actual income taxes could materially vary from those estimates.

Recently Adopted Accounting Standards

Effective January 1, 2018, the Company adopted ASC 606 – Revenue from contracts with customers related to revenue recognition (ASC 606) issued by the Financial Accounting Standards Board (FASB) in 2014. ASC 606 provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to entitled in exchange for those goods or services.

The Company adopted ASC 606 using the modified retrospective approach for all contracts reflecting the aggregate effect of modifications prior to the date of adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts were not adjusted and continue to be reported under the accounting standards in effect for those periods.

Upon adoption, we recognized a cumulative effect of applying the new revenue guidance as an increased in the opening balance of retained earnings of $ 42.8 million, comprised of changes in the accounting of our contract with customers mainly due to recognition of commissions and customer fees ($26.4 million) which under the previous accounting standard were deferred and “pay at destination” bookings ($10.5 million) which under the previous accounting standard were recognized on an accrual basis when the travel occurred.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The cumulative effect of the revenue accounting changes made to our consolidated balance sheet as of January 1, 2018 were as follows:

	Balance at December 31, 2017		Adjustments (1)	Balance at January 1, 2018
Current Assets	$			$
Accounts Receivables		198,273	15,407		213,680
Current Liabilities
Deferred Revenue		30,113	(27,455)		2,658
Shareholders’ Equity
Accumulated losses		(367,616)	42,862		(324,754)

(1)	Net of tax effect

Other Recently Adopted Accounting Standards

Effective January 1, 2018, the Company adopted the Accounting Standard Update No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally describe as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The adoption of this standard had only affected the disclosure of the Consolidated Cash Flow statement.

In June 2018, the FASB issued ASU No. 2018-07 related to accounting for share-based payments with non-employees (Topic 505). The updated guidance substantially aligns the accounting requirements of share-based payment awards to non-employees with those of employees. The guidance is effective for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. The Company elected to early adopt the new guidance in the fourth quarter of 2018, with the grant of a stock-compensation contract to non-employees during November of 2018. As the Company did not grant share-based payments to non-employees in the previous years, the adoption of this new standard had no impact in the consolidated financial statement for 2018.

Recently issued accounting pronouncements not yet adopted

The Company provides below a description of those standards which are relevant to the Company’s business only and the impact of their adoption if any.

On February 25, 2016 the FASB issued ASU 2016-02. The amendments in this update create Topic 842, Leases, which supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. Previous GAAP did not require lease assets and lease liabilities to be recognized for most leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

not to recognize lease assets and lease liabilities. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. Based on existing leases currently classified as operating leases, the Company expects to recognize on the statements of financial position right-of-use assets and lease liabilities. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has adopted this guidance as of January 1, 2019. We have elected the optional transition method that allows for a cumulative-effect adjustment in the period of adoption and will not restate prior periods. Based on our lease portfolio as of December 31, 2018, upon adoption we anticipate recording on our consolidated balance sheet right-of-use assets of approximately $5.4 million as well as operating lease liabilities of approximately $5.4 million with no material impact to our consolidated statements of operations or cash flows.

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

On August 28, 2018, the FASB issued the ASU 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The update is related to the disclosure requirements on fair value measurements, which removes, modifies or adds certain disclosures. The guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

In August 2018, the U.S. Securities and Exchange Commission (SEC) adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification. This final rule amends certain disclosure requirements that are redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expand the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. This final rule is effective for the Company for all filings made on or after November 5, 2018. The SEC staff clarified that the first presentation of the changes in shareholders’ equity may be included in the first Form 10-Q for the quarter that begins after the effective date of the amendments. The adoption of the final rule did not have a material impact on the Company’s consolidated financial statements. The Company will change its presentation of shareholder’s equity in its Form 20-F for the period ending December 31, 2019.

On August 29, 2018, the FASB issued the ASU 2018-15 “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The update conforms the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the accounting guidance that provides for capitalization of costs incurred to develop or obtain internal-use-software. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of December 31, 2018	As of December 31, 2017
Cash	20	12
Banks	177,013	344,809
Time deposits	135,614	—
Money market funds	33,833	26,192

	$346,480	$371,013

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

5.	Accounts receivable, net of allowances

Accounts receivable, net of allowances consists of the following:

	As of December 31, 2018	As of December 31, 2017
Accounts receivable	230,060	197,389
Others	453	4,048
Allowance for doubtful accounts	(2,065)	(3,164)

	$228,448	$198,273

6.	Other assets and prepaid expenses

Other current assets and prepaid expenses consist of the following:

	As of December 31, 2018	As of December 31, 2017
Tax credits (1)	33,042	23,866
Prepaid expenses and advance to suppliers	31,553	3,473
Advertising paid in advance	1,934	383
Others	1,942	1,683

	$68,471	$29,405

(1)

Mainly includes $ 14,631 of VAT credits, $ 14,321 of income tax credits, $ 2,410 of sales tax credits and $ 1,680 of other tax credits as of December 31, 2018; and $ 10,833 of VAT credits, $ 7,394 of income tax credits, $ 2,965 of sales tax credits and $ 2,674 other tax credits as of December 31, 2017.

Other non-current assets consist of the following:

	As of December 31, 2018	As of December 31, 2017
Deferred tax assets	12,751	4,658

	$12,751	$4,658

7.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31, 2018	As of December 31, 2017
Computer hardware and software	27,365	26,001
Office furniture and fixture	15,255	11,915
Buildings	2,018	2,790
Land	41	64

Total property and equipment	44,679	40,770

Accumulated depreciation	$(24,963)	$(24,599)

Total property and equipment, net	$19,716	$16,171

Total depreciation expense for the years 2018 and 2017 is $4,985 and $5,075, respectively and for the year 2018 $363 of impairment for long-lived assets for the building in Venezuela subsidiary.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

8.	Goodwill and intangible assets, net

Goodwill and intangible assets, net consists of the following:

	As of December 31, 2018	As of December 31, 2017
Goodwill (1)	36,207	38,733
Intangible assets with indefinite lives
Brands and domains	13,882	13,882
Amortizable Intangible assets
Internal-use software and site internally developed	54,406	47,980

Total intangible assets	68,288	61,862

Accumulated amortization (2)	(30,776)	(26,438)

Total intangible assets, net	$37,512	$35,424

(1)	Following is the breakdown of Goodwill per reporting unit as of December 31, 2018 and 2017:

	Balance of beginning of period	Other comprehensive Income / (Loss)	Balance at end of period
2018
Argentina	1,866	(665)	1,201
Brazil	12,766	(1,865)	10,901
Mexico	7,262	4	7,266
Uruguay	16,839	—	16,839

Total	38,733	(2,526)	36,207
2017
Argentina	2,187	(321)	1,866
Brazil	12,959	(193)	12,766
Mexico	6,909	353	7,262
Uruguay	16,839	—	16,839

Total	38,894	(161)	38,733

Goodwill is mainly attributable to the Air operating segment.

(2)

Total amortization expense for the years 2018 and 2017 is $ 10,140 and $ 8,751, respectively. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2018, assuming no subsequent impairment of the underlying assets, is as follows:

2019	7,076
2020	7,076
2021	7,076
2022	801
2023 and beyond	1,601

Total	23,630

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

9.	Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	As of December 31, 2018	As of December 31, 2017
Marketing suppliers	25,484	28,301
Provision for invoices to be received	8,513	6,285
Affiliated agencies	—	977
Other suppliers	8,356	10,046

	$42,353	$45,609

10.	Travel Suppliers payable

Travel Supplier payables consist of the following

	As of December 31, 2018	As of December 31, 2017
Hotels and other travel service suppliers (1)	151,393	151,023
Airlines	34,057	23,794

	$185,450	$174,817

(1)	Includes $ 132,863 and $ 137,396 as of December 31, 2018 and 2017, respectively, for deferred merchant bookings which will be due after the traveler has checked out.

11.	Other liabilities

Other current liabilities consist of the following:

	As of December 31, 2018	As of December 31, 2017
Salaries payable	22,030	31,141
Taxes payable	8,586	5,517
Others	2,654	3,093

	$33,270	$39,751

Other non-current liabilities consist of the following:

	As of December 31, 2018	As of December 31, 2017
Taxes payable	243	1,015

	$243	$1,015

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

12.	Income taxes

The following table presents a summary of U.S. and foreign income tax expense components:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Current:
Foreign	(10,289)	(7,682)	(4,459)
Federal	(1,336)	(36)	(50)
Deferred:
Foreign	8,749	2,063	663
Withholding:
Foreign	(3,921)	(6,339)	(6,692)
Federal	(272)	—	—

Income tax expense	$(7,069)	$(11,994)	$(10,538)

Below the classification of deferred tax assets/liabilities by current and non-current:

	As of December 31, 2018	As of December 31, 2017
Non-Current deferred tax assets	30,758	47,242

Total deferred tax assets	30,758	47,242

Less valuation allowance	(18,007)	(42,584)
Net deferred tax assets	12,751	4,658
Non-Current deferred tax liabilities	—	—

Total deferred tax liabilities	—	—

Total deferred tax	12,751	4,658

The Company had adopted ASU 2015-17, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified statement of financial position. The Company adopted the retrospective approach.

As of December 31, 2018, consolidated loss carryforwards for income tax purposes were $79,022. If not utilized, tax loss carryforwards will begin to expire as follows:

Expiration Date	NOLs Amount
Expires 2020	32
Thereafter	29,124
Without expiration dates	49,866

TOTAL (1)	79,022

(1)	A partial valuation allowance is booked as of December 31, 2018 in order to reserve $58,275 of the tax loss carryforwards detailed above.

NOLs Carryforwards expiration:

•	Brazil: $46,292. No expiration but offset limitation of 30% of the taxable income by fiscal year.

•	USA: $6,851. Expiration after 20 years, but offset limitation of 90% of the taxable income by fiscal year.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

•	Argentina: $5,068. Five fiscal years expiration.

•	Colombia: $ 5,371. Twelve fiscal years expiration in general.

•	Venezuela: $ 64. Three fiscal years expiration, but offset limitation of 25% of the taxable income by fiscal year.

•	Peru: $3,574. No expiration, but offset limitation of 50% of the taxable income by fiscal year.

•	Mexico: $9,858. Ten fiscal years expiration.

•	Uruguay: $1,220. Five fiscal years expiration.

•	Panama: $397. Five fiscal years expiration.

•	Spain: $219. No expiration.

•	Ecuador: $108. Five fiscal years expiration.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has foreign subsidiaries with aggregated undistributed earnings of $ 61,897 as of December 31, 2018. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences.

The Company’s management considers the earnings of the foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason has not recorded a deferred tax liability.

The following table summarizes the composition of deferred tax assets and liabilities as of the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Deferred Tax Assets
Tax loss carryforwards	23,445	33,067
Allowance for doubtful accounts	175	322
Royalties	2,296	1,379
Provisions and other assets	6,037	12,474
Property and equipment	(125)	—
Others	(1,070)	—

Total Deferred Tax Assets	30,758	47,242

Less valuation allowance	(18,007)	(42,584)

Total Deferred Tax Assets, net	12,751	4,658

Deferred Tax Liabilities	—	—

Total Deferred Tax Liabilities	—	—

Total Deferred Tax	12,751	4,658

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the weighted average income tax rate for 2018, 2017 and 2016 to income / (loss) before taxes:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Net Income / (Loss) before Income Tax	26,223	54,360	28,335
Weighted average income tax rate (3)	39%	33%	30%

Income tax expense at weighted average income tax rate	10,273	17,740	8,501
Permanent differences:
(Non-Taxable Income) / Non-Deductible Losses (1)	(1,448)	(10,714)	(6,826)
Foreign non-creditable withholding tax (2)	4,193	6,339	6,692
Non-deductible expenses	1,346	2,223	2,928
Currency translation adjustment	1,902
Others	540	(651)	(94)
True up	1,204
Change in Valuation allowance	(10,941)	(2,943)	(663)

Income Tax expense	7,069	11,994	10,538

(1)	Includes tax benefits/losses generated by operations located in the Uruguayan “Free Trade Zone” and the benefits from Promotion Software Law in Argentina.
(2)	Includes foreign withholding taxes on royalties and services.
(3)

The Company uses a weighted average rate for the income tax reconciliation, since most of the business operations are run by subsidiaries located outside the U.S. The calculation is performed based on an average between the enacted tax rates of the foreign jurisdictions.

The following table presents the changes in the Company’s valuation allowance as of December 31, 2018, 2017 and 2016:

	Balance of beginning of period	Increase	(Decrease)	Balance at end of period
2018	42,584	997	(25,574)	18,007
2017	45,526	4,716	(7,658)	42,584
2016	46,189	1,897	(2,560)	45,526

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Tax Reform

Argentina

On December 27, 2017, the Argentine Senate approved a comprehensive income tax reform effective since January 1, 2018. Among the key features of the bill, (i) reduces the current 35% income tax rate to 30% for 2018 and 2019, and to 25% as from 2020; (ii) imposes a dividend withholding tax paid by an Argentine entity of 7% for 2018 and 2019, increasing to 13% as from 2020; (iii) repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018; iv) imposes income tax on indirect sales of assets located in Argentina for new stock acquisition, when Argentinean assets represent at least 30% of the value of the foreign entity; v) creates new rules applicable to controlled foreign companies for tax recognition of foreign profit investment; vi) introduces taxation of foreign digital services on VAT for B2C (business to consumer) transactions; vii) establishes an advance pricing agreement regime and, viii) establishes a mutual agreement procedure for tax treaty interpretation disputes.

USA

On December 22, 2017, the U.S. government enacted a comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code, including, but not limited to, (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (2) bonus depreciation that will allow for full expensing of qualified property.

The Tax Act also established new tax laws that came into effect on January 1, 2018, including, but not limited to: (a) the elimination of the corporate alternative minimum tax (“AMT”); (b) the creation of the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (c) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries -participation exemption system-; (d) a new provision designed to tax global intangible low-taxed income (“GILTI”), which allows for the possibility of using foreign tax credits (“FTCs”) and a deduction of up to 50 percent to offset income tax liability (subject to some limitations); (e) a new limitation on deductible interest expense; (f) the repeal of the domestic production activity deduction; (g) limitations on the deductibility of certain executive compensation; (h) limitations on the use of FTCs to reduce the U.S. income tax liability; and (i) limitations on net operating losses (“NOLs”) generated after December 31, 2017, to 80 percent of taxable income and the elimination of expiration rules.

The Deemed Repatriation Transition Tax (“Transition Tax”) is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of certain of our foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company determined that no tax liability related to the Transition Tax is due. Accordingly, no adjustments have been made to income tax expense.

The Tax Act created a new requirement that certain income (i.e., GILTI) earned by controlled foreign corporations (CFCs) must be included in the gross income of the CFCs’ U.S. shareholder. GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10 percent of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expenses taken into account in the determination of net CFC-tested income. In addition, Tax Law allows to offset foreign tax credit against GILTI liability, with some limitations.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Under U.S. GAAP, the Company was allowed to make an accounting policy choice of either (1) treat GILTI as a period cost if and when incurred, or (2) recognize deferred taxes for basis differences that are expected to reverse as GILTI in future years. The Company selected the period cost method.

The Company estimates that GILTI liability for 2018 fiscal year will be fully compensated against available foreign tax credit. Therefore, it is not recorded any impact as of December 31, 2018.

13.	Revenue

The following tables summarizes the Company’s revenues by business model and product types:

Business model

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Pre-pay model	415,812	412,679	321,990
Pay-at-destination model	20,143	23,710	22,907
Others	94,659	87,551	66,265

	$530,614	$523,940	$411,162

Product types

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Air	214,804	241,015	205,721
Packages, Hotels and Other Travel Products	315,810	282,925	205,441

	$530,614	$523,940	$411,162

14.	Commitments and contingencies

Leases

The Company leases office space under operating lease agreements with original terms ranging from 2 to 5 years. Rent expense amounted to $ 4,354 and $ 4,413 for the years ended December 31, 2018 and 2017, respectively. The Company’s lease obligations under non-cancellable operating leases are as follows:

Year ended December 31, 2018	Amount
Within 1 year	5,341
2 – 3 years	9,679
4 – 5 years	8,421
After 5 years	21,763

Total	45,204

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

As of December 31, 2018 the Company had accrued liabilities approximately $3,000 related to unasserted tax claims. The Company currently estimates unasserted possible losses related to matters for which it has not accrued liabilities, as they are not deemed probable and reasonably estimable, to be approximately $13,700. The Company evaluates the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. As a result, future increases or decreases to its accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

Argentina

On June 28, 2017, the Sindicato Empleados de Comercio de Capital Federal (Union for Employees of the Commercial Sector in the City of Buenos Aires, or “SECCF”) filed a lawsuit against our Argentine subsidiary, in which SECCF is demanding the application of its collective labor agreement to all of the employees of the subsidiary. SECCF is demanding payment of approximately AR$18 million.

On April 19, 2018 SECCF filed a new claim, similar to the previous one, but against La Inc S.A. - an Argentine subsidiary company that had already been merged with Despegar.com.ar several months before. In this new claim, SECCF is demanding an amount equal to the 0.5% of the gross monthly salaries of La Inc’s employees for certain periods.

The Argentine subsidiary filed both responses in a timely manner, rejecting all the claims, with similar defenses. Although we believe Despegar.com.ar has meritorious defenses to this lawsuit, we cannot assure you what the ultimate outcome of this matter will be. The final resolution of these claims, which could take several years, is not likely to have a material effect on our financial position or results of operations.

15.	Related party transactions

Settlement with Certain Management Stockholders

In the last two months of 2016, the Company entered into settlement agreements and terminated the employment of two management stockholders (“Founders”). The settlement agreements includes a payable cash amount of $ 5,800, as a result of an employee relationship benefit and non-competition and non-disclosure agreement, out of which 50% was payable on July 1, 2018 or upon the occurrence of a liquidity event, which may result from the consummation of an initial public offering, or a capital injection among other conditions. On September 20, 2017, the Company completed its initial public offering, and the settlement was fully paid in December 2017.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

Balances and operations with Expedia

Starting in March 2015, as a result of the execution of the Expedia Outsourcing Agreement executed with Expedia, the Company recognized balances and operations with Expedia as a related party.

The balances between the Company and Expedia are: $ 8,653 and $ 5,253 as of December 31, 2018 and 2017, respectively, recorded in Related party receivable; $ 83,904 and $ 84,364 as of December 31, 2018 and 2017, respectively, recorded in Related party payables; and $125,000 as of December 31, 2018 and 2017, recorded in Related party liability.

The net related party transactions are $ 43,975, $ 37,000 and $ 27,008 for the years ended December 31, 2018, 2017 and 2016, respectively, recorded in Revenue.

16.	Fair value measurements

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017:

Description	Balances as of December 31, 2018	Quoted prices in active markets for (Level1)	Significant other (Level 2)	Balances as of December 31, 2017	Quoted prices in active markets for (Level1)	Significant other (Level 2)
Liabilities
Derivatives
Foreign currency forward contract	(668)	—	(668)	(359)	—	(359)

Total financial Liabilities	(668)	—	(668)	(359)	—	(359)

As of December 31, 2018 and 2017, the Company’s financial assets valued at fair value consisted of assets valued using; (i) Level 1 inputs: unadjusted quoted prices in active markets (Level 1 instrument valuations are obtained from observable inputs that reflect quoted prices (unadjusted) for identical assets in active markets); and (ii) Level 2 inputs, which are obtained from readily-available pricing sources for comparable instruments as well as instruments with inactive markets at the measurement date. As of December 31, 2018 and 2017, the Company did not have any assets without market values that would require a high level of judgment to determine fair value (Level 3).

As of December 31, 2018 and 2017, the carrying value of the Company’s financial assets and liabilities measured at amortized cost approximated their fair value because of its short term maturity. These assets and liabilities included cash and cash equivalents; restricted cash; accounts receivables, net; other receivables and prepaid expenses; other non-current assets; accounts payable and accrued expenses; hotel suppliers payable; loans and other financial liabilities; salaries and social security payable; taxes payable and other liabilities. Loans payable approximate their fair value because the interest rates are not materially different from market interest rates.

The fair values for those financial assets and liabilities of the Company measured at amortized cost, is equal to their respective book values as of December 31, 2018 and 2017.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

In addition, as of December 31, 2018 and 2017, the Company had $ 141,323 and $ 39,764 of cash and cash equivalents and restricted cash, respectively, which consisted of time deposits. Those investments are accounted for at amortized cost, which, as of December 31, 2018 and 2017, approximates their fair values.

There have been no reclasifications among fair value levels.

17.	Shareholders’ Equity – Treasury Stock

On August 9, 2018, the Company’s Board of Directors approved a share repurchase program that enables the Company to repurchase up to $75 million of its ordinary shares effective immediately and expiring in one year. Share repurchases may be made through a variety of methods, including in the open market, a 10b5-1 program and through privately negotiated transactions. The timing and number of ordinary shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The Company is not obligated to acquire any specific number of ordinary shares and the repurchase program may be suspended, terminated or modified at any time for any reason.

Under the share repurchase program, the Company purchased 1,544,475 shares at a cost of $ 26 million with a weighted average cost per share of $16.84, for the period ended December 31, 2018. As of December 31, 2018, $ 49 million remained available for repurchase under the current authorization.

18.	Earnings per share

Earnings per share

Basic earnings per share

Basics earnings per share was calculated for the year ended December 31, 2018, 2017 and 2016 using the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share

For the year ended December 31, 2018, 2017 and 2016, the Company computed diluted earnings per share using (i) the number of shares of common stock used in the basic earnings per share calculation as indicated above (ii) if diluted, the incremental common stock that the Company would issue upon the assumed exercise of restricted stock units.

For the year ended December 31, 2018, there were 2,100 thousand shares included in the diluted earnings per share as the incremental common stock that the Company would issue upon the assumed exercise of the stock option plan, estimated under the treasury stock computation method.

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

For the year ended December 31, 2016, stock options were out-of-the-money as the strike price exceeded the current share price; therefore, they are not included in the computation of diluted earnings per share.

The following table presents basic and diluted earnings per share:

	2018	2017	2016
Net income / (loss) attributable to Despegar.com Corp.	19,154	42,366	17,797
Earnings per share attributable to Despegar.com Corp.
Basic	0.28	0.69	0.30
Diluted	0.27	0.69	0.30
Weighted average number of shares outstanding
Basic	69,154	61,457	58,518
Dilutive effect of restricted stock units	2,100	91	91

19.	Stock based compensation

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The fair value of RSU granted during the year ended December 31, 2015, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Expected volatility	41.69%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$7.47

As of December 31, 2018, these RSUs are fully vested.

The following table presents a summary of the Company’s RSU activity:

	RSU’s	Weighted Average Grant Date Fair Value per share
Balance as of December 31, 2016	90,626	7.47
Granted Vested / (Cancelled)	— —	— —

Balance as of December 31, 2017	90,626	7.47
Granted	—	—
Vested as of March 21, 2018	(80,626)	—
Vested as of July 1, 2018	(10,000)

Balance as of December 31, 2018	—	—

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The Company has used the Fair Value Method for determining the value of the stock options plan. The remaining vesting period as of December 31, 2018 is 47 months.

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

The fair value of stock options granted during the year ended December 31, 2018, was estimated at the date of each grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Grant date	March 1	April 9	May 3	November 1	December 24
Risk-free interest rate	1.49%	2.58%	2.58%	3.11%	2.74%
Expected volatility	40.1%	47.8%	45.7%	41.3%	39.9%
Expected life (in years)	10	10	10	10	10
Weighted-average estimated fair value of options granted during the year	$14.55	17.21	16.81	4.96	13.62
Number of shares	250,000	25,000	250,000	150,000	499,489

The fair value of the RSUs granted during the year ended December 31, 2018, was:

Grant date	September 9	November 26	December 24
Weighted-average estimated fair value of options granted during the year	$15.06	14.82	11.55
Number of shares	340,939	30,000	1,023,220

In December 2018, the Company approved a change in the stock option exercise price and an amendment to the relevant stock option contracts was made. Following ASC 718 – Stock based compensation, a change in the stock-based compensation plan should be accounted for a modification. Incremental compensation cost should be measured as: (a) the excess of the fair value of the replacement award or other valuable consideration over (b) the fair value of the cancelled award at the cancellation date.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

As the Company replaced an award for another with the same fair value, no incremental compensation cost needed to be recognized as a result of the exchange of the awards.

The following table presents a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price per share	Remaining Contractual Life
Balance as of December 31, 2016	3,175,000	26.02	6
Granted	600,000	26.02
Balance as of December 31, 2017	3,775,000	26.02	5
Granted	2,693,648	18.40
Forfeited	(2,158,213)	26.34
Balance as of December 31, 2018	4,310,435	21.08	4

As of December 31, 2018, there was approximately $40,119 of unrecognized stock-based compensation expense related to unvested stock-based awards, which is expected to be recognized in expense over a weighted-average period of 4 years. Compensation cost will not be impacted upon completion of a liquidity event.

On August 10, 2017, the Board of Directors and Company’s Stockholders approved Amended and Restated 2016 Stock Incentive Plan and reserve for issuance of 861,777 shares, which increases total stock subject to the plan to no more than 4,861,777 shares.

20.	Guarantees

The Company is required to be accredited by the International Air Transport Association (“IATA”) to be permitted to sell international airlines tickets of airlines affiliated with IATA.

During 2018, certain Despegar.com subsidiaries granted guarantees for $ 5,709 for the benefit of the IATA and other suppliers in the form of time deposits or bank and insurance guarantees, which were recorded as Restricted cash in the consolidated balance sheet at December 31, 2018.

21.	Valuation and qualifying accounts

The following table presents the changes in the Company’s valuation and qualifying accounts.

	Balance of beginning of period	Increase / (Decrease)	Utilization	Other comprehensive Income / (Loss)	Balance at end of period
2018
Allowance for doubtful accounts	3,164	1,062	(1,063)	(1,098)	2,065
2017
Allowance for doubtful accounts	3,513	818	(984)	(183)	3,164
2016
Allowance for doubtful accounts	3,401	2,548	(2,515)	79	3,513

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

22.	Segment information

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

The following tables present the Company’s segment information for 2018, 2017 and 2016. While depreciation and amortization is allocated to operating segments based on operational measures such as relative headcount and IT investment, property and equipment is not allocated to operating segments, and the Company does not report the assets by segment as this information is not regularly provided to its chief operating decision makers.

	2018
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	214,804	315,810	—	530,614
Adjusted EBITDA	27,790	37,739	2,115	67,644
Depreciation and amortization	(4,630)	(4,582)	(6,276)	(15,488)
Stock-based compensation	—	—	(6,766)	(6,766)
Operating income / (loss)	23,160	33,157	(10,927)	45,390
Financial income				7,621
Financial expense				(26,788)
Income before income tax				26,223
Income tax expense				(7,069)
Net income				19,154

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

	2017
	Air	Packages, Hotels and other travel products	Unallocated	Total
Third-party revenue	241,015	282,925	—	523,940
Adjusted EBITDA	58,397	31,341	(384)	89,354
Depreciation and amortization	(1,865)	(2,556)	(9,405)	(13,826)
Stock-based compensation	—	—	(4,289)	(4,289)
Operating income / (loss)	56,532	28,785	(14,078)	71,239
Financial income	—	—	—	2,389
Financial expense	—	—	—	(19,268)
Income before income tax	—	—	—	54,360
Income tax expense	—	—	—	(11,994)
Net income	—	—	—	42,366

	2016
	Air	Packages, Hotels and other travel products	Unallocated	Total
Third-party revenue	205,721	205,441	—	411,162
Adjusted EBITDA	27,940	20,643	2	48,585
Depreciation and amortization	(4,099)	(3,842)	(4,983)	(12,924)
Stock-based compensation	—	—	(574)	(574)
Operating income / (loss)	23,841	16,801	(5,555)	35,087
Financial income				8,327
Financial expense				(15,079)
Income / (loss) before income tax				28,335
Income tax expense				(10,538)
Net income / (loss)				17,797

Geographic information

The following table summarizes the allocation of the Long-lived assets based on geography:

	As of December 31, 2018	As of December 31, 2017
Argentina	7,830	7,346
Brazil	2,950	1,072
Uruguay	1,463	2,044
USA	4,097	3,729
Other countries	3,376	1,980

	$19,716	$16,171

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands U.S. dollars)

The following table summarizes the allocation of the intangible assets based on geography:

	As of December 31, 2018	As of December 31, 2017
Argentina	19,616	16,854
Uruguay	14,837	14,760
Other countries	3,059	3,810

	$37,512	$35,424

The following table summarizes the allocation of the Goodwill based on geography:

	As of December 31, 2018	As of December 31, 2017
USA	36,207	38,733

	$36,207	$38,733

The following table summarizes the allocation of the revenue based on geography:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Argentina	122,656	137,843	109,695
Brazil	165,688	151,550	115,636
Uruguay	142,902	145,534	111,617
Other countries	99,368	89,013	74,214

	$530,614	$523,940	$411,162

23.	Subsequent events

In April 2019, the Company had agreed to acquire Viajes Falabella in Chile, Colombia, Perú and Argentina, together with a license to use the Viajes Falabella brand name for $ 27 million. The transaction assumes the transfer of these operations free of any financial debt. With this agreement, the Companies’ clients will have access to an enhanced travel and tourism product and service offering, through an omnichannel service model (online, call center and physical stores). In addition, customers will be able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella.