Form 20-F
period 2019-12-31
Despegar.com, Corp.
filed 2020-04-10
CIK 1703141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mariano Scagliarini, General Counsel

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Telephone: +54 11 4894-3500

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	DESP	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

At December 31, 2019	69,648,263 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer , as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PART I

INTRODUCTION

Unless the context suggests otherwise, references in this Annual Report to “Despegar,” the “Company,” “we” “us” and “our” are to Despegar.com, Corp., a business company incorporated in the British Virgin Islands (“BVI”), and its consolidated subsidiaries. Unless the context suggests otherwise, references to “Latin America” are to South America, Mexico, Central America and the Caribbean.

We were formed as a business company in BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares of Decolar.com, Inc. for ordinary shares of Despegar.com, Corp. to create a BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp. The consolidated financial information as of 2016 and 2015, and for the three years ended December 31, 2017, 2016 and 2015 included in this Annual Report, to the extent related to the events and periods prior to May 3, 2017, are the consolidated financial information of Decolar.com, Inc., which is our predecessor for accounting purposes, and other information contained in this Annual Report related to events and periods prior to May 3, 2017 is based on Decolar.com, Inc.

Financial Statements

Our financial information contained in this Annual Report derives from our audited consolidated financial statements as of December 31, 2019 and 2018 and for the fiscal years ended December 31, 2019, 2018 and 2017 included in this Annual Report and from our audited consolidated financial statements as of December 31, 2017, 2016 and 2015 and for the fiscal years ended December 31, 2016 and 2015 not included in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in dollars.

Adjusted Segment EBITDA

This Annual Report includes certain references to Adjusted Segment EBITDA for each of our segments (Air; and Packages, Hotels and Other Travel Products). We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash. Adjusted Segment EBITDA is calculated, with respect to each segment, as our net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense. See note 24 to our audited consolidated financial statements for our Adjusted Segment EBITDA and segment information.

Consolidated Adjusted EBITDA

This Annual Report includes certain references to Consolidated Adjusted EBITDA, a non-GAAP financial measure. We define Consolidated Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense. See “Item 3. Key Information – A. Selected Financial Data – Other Financial and Operating Data” for a reconciliation of Consolidated Adjusted EBITDA to net income / (loss). Consolidated Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Consolidated Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

Market Data

This Annual Report includes industry, market and competitive position data that we have derived from independent consultant reports, publicly available information, industry publications, official government information and other third-party sources, as well as our internal data and estimates. Independent consultant reports, industry publications and other published sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although we believe that this information is reliable, the information has not been independently verified by us.

Certain Operating Measures

This Annual Report includes certain references to number of transactions and gross bookings, both operating measures. Number of transactions is the total number of travel customer orders completed on our platform during a given period. Gross bookings is the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Business Metrics.”

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

Forward-Looking Statements

This Annual Report includes forward-looking statements, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company––Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including:

•

the impact that the ongoing Novel Coronavirus 2019 (“COVID-19”) pandemic, and governments’ extraordinary measures to limit the spread of the virus, will ultimately have on the global economy and the travel industry;

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

We operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Annual Report because of new information, future events or other factors. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In light of the risks and uncertainties described above, the future events and circumstances discussed in this Annual Report might not occur or come into existence and forward-looking statements are thus not guarantees of future performance. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this Annual Report.

Additional Information

Our principal website addresses are www.despegar.com and www.decolar.com. The information on our websites should not be deemed to be part of this Annual Report. SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with SEC using its EDGAR system.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected historical consolidated financial and other operating data should be read together with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements included elsewhere in this Annual Report.

We derived the selected balance sheet data as of December 31, 2019 and 2018, and selected income statement and cash flow data for the three years ended December 31, 2019, from our audited consolidated financial statements which are included elsewhere in this Annual Report. We derived the selected balance sheet data as of December 31, 2017, 2016 and 2015, and selected income statement and cash flow data for the two years ended December 31, 2016 and 2015, from our audited consolidated financial statements which are not included in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP in dollars. Our historical results do not necessarily indicate results expected for any future period.

Selected Income Statement Data

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except per share data)
Revenue
Air	$201,638	$214,804	$241,015	$205,721	$219,817
Packages, Hotels and Other Travel Products	323,238	315,810	282,925	205,441	201,894

Total revenue	524,876	530,614	523,940	411,162	421,711
Cost of revenue	179,565	172,110	142,479	126,675	154,213

Gross profit	345,311	358,504	381,461	284,487	267,498
Operating expenses
Selling and marketing	187,894	174,357	166,288	121,466	170,149
General and administrative	92,962	67,240	72,626	64,683	78,181
Technology and product development	73,375	71,154	71,308	63,251	73,535
Impairment of long-lived assets	—	363	—	—	—

Total operating expenses	354,231	313,114	310,222	249,400	321,865

Operating (loss) / income	(8,920)	45,390	71,239	35,087	(54,367)
Financial income	7,944	7,621	2,389	8,327	10,797
Financial expense	(25,159)	(26,788)	(19,268)	(15,079)	(23,702)
(Loss) / income before income taxes	(26,135)	26,223	54,360	28,335	(67,272)
Income tax benefit (expense)	5,225	(7,069)	(11,994)	(10,538)	(18,004)

Net (loss) / income	$(20,910)	$19,154	$42,366	$17,797	$(85,276)

(Loss) / Earnings per share:
Basic	(0.30)	0.28	0.69	0.30	(1.49)

Diluted	(0.30)	0.27	0.69	0.30	(1.49)

Weighted average shares outstanding:
Basic	69,465	69,154	61,457	58,518	57,078
Diluted	70,615	71,254	61,548	58,609	57,186

Selected Balance Sheet Data

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Cash and cash equivalents(1)	$309,187	$346,480	$371,013	$75,968	$102,116
Total assets	801,213	763,947	738,694	353,710	348,215
Total liabilities	606,977	516,373	520,736	435,973	431,348
Total shareholders’ equity/(deficit) attributable to Despegar	194,236	247,574	217,958	(82,263)	(83,133)
Common stock	261,608	255,254	253,535	6	6
Number of Shares	69,648	69,235	69,097	58,518	58,518

(1)	Excludes restricted cash. See note 5 of our audited consolidated financial statements.

Other Financial and Operating Data

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Operational
Number of transactions
By country
Brazil	4,121	4,230	3,713	2,924	3,620
Argentina	2,324	2,378	2,264	1,798	1,787
Other	4,233	3,785	3,079	2,490	2,298

Total	10,678	10,393	9,056	7,212	7,705
By segment
Air	6,220	5,945	5,285	4,250	4,385
Packages, Hotels and Other Travel Products	4,458	4,448	3,771	2,962	3,320

Total	10,678	10,393	9,056	7,212	7,705
Gross bookings	$4,734,257	$4,715,325	$4,454,548	$3,260,234	$3,596,260
Financial
Adjusted Segment EBITDA
Air	$3,346	$27,790	$58,397	$27,940	$8,259
Packages, Hotels and Other Travel Products	$36,546	$37,739	$31,341	$20,643	$(34,383)
Unallocated	$(14,330)	$2,115	$(384)	$2	$(12,943)
Consolidated Adjusted EBITDA (unaudited)	$25,562	$67,644	$89,354	$48,585	$(39,067)

Number of Transactions

The number of transactions for a period is an operating measure that represents the total number of travel customer orders completed on our platform in such period. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with travel customers in each of Brazil, Argentina and the other countries in which we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our travel customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.

Gross Bookings

Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period. We generate substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our travel customers for transactions through our platform, and, as a result, we monitor gross bookings as an important indicator of our ability to generate revenue.

Adjusted Segment EBITDA

We measure our segment’s performance by our Adjusted Segment EBITDA. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash. Adjusted Segment EBITDA is calculated, with respect to each segment, as our net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense. See note 24 to our audited consolidated financial statements for our Adjusted Segment EBITDA and segment information.

Consolidated Adjusted EBITDA

We define Consolidated Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

We believe that Consolidated Adjusted EBITDA, a non-GAAP financial measure, provides useful supplemental information to investors about us and our results. Consolidated Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Consolidated Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the online travel industry. We also believe that Consolidated Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on our results.

Consolidated Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP. Consolidated Adjusted EBITDA has limitations as an analytical tool, including:

•	Consolidated Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•

Consolidated Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•	Consolidated Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Consolidated Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although stock-based compensation is a non-cash charge, Consolidated Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; and

•	other companies may calculate Consolidated Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Consolidated Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Consolidated Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income.

The table below provides a reconciliation of our net (loss) / income to Consolidated Adjusted EBITDA:

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Net (loss) / income	$(20,910)	$19,154	$42,366	$17,797	$(85,276)
Add (deduct):
Financial expense / (income), net	17,215	19,167	16,879	6,752	12,905
Income tax (benefit) / expense	(5,225)	7,069	11,994	10,538	18,004
Depreciation expense	6,659	4,985	5,075	5,089	5,152
Impairment of long-lived assets	—	363	—	—	—
Amortization expense	16,137	10,140	8,751	7,835	9,287
Stock-based compensation expense	11,686	6,766	4,289	574	861

Consolidated Adjusted EBITDA (unaudited)	$25,562	$67,644	$89,354	$48,585	$(39,067)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

The ongoing COVID-19 pandemic is disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operations and cash flows, and it is difficult to predict the full extent of the impact that the pandemic will have on our Company.

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has rapidly spread across the globe and is disrupting worldwide economic activity and –in particular– the travel industry. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may extend these measures for longer periods, or re-implement these measures in the future, in order to avoid relapses even after the virus is contained.

The impact to date of the COVID-19 pandemic on global economic conditions and on the travel industry has been sudden and severe. The pandemic has significantly increased economic uncertainty and is likely to cause a global recession. Moreover, leisure travel across the world has come to a virtually immediate and complete halt during the past weeks. We cannot predict how long the COVID-19 pandemic will continue or how long current or future travel restrictions will remain in place. Furthermore, even if the initial outbreaks of COVID-19 subside and limits on travel are lifted, we cannot predict whether subsequent outbreaks will reoccur, whether governments will implement longer-term measures that continue to affect travel, when the economy and consumer sentiment will recover, whether consumer’s travel behavior will change, or if there will be other ongoing disruptions to the volume and value of transactions in the travel industry. As a result, the negative impact of COVID-19 may continue well beyond the containment of the pandemic.

The COVID-19 pandemic is significantly adversely affecting our business, results of operations and cash flows. Demand for travel began showing early initial signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spread of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented measures to limit the spread of the virus. Since mid-March, we began experiencing—and continue to experience—an almost complete stoppage in new travel booking, and a spike in customer cancellations or reschedulings of existing bookings for substantially all near term travel.

On March 20, 2020, we withdrew our guidance for the first quarter of 2020, until there is a better understanding of the duration and depth of significantly reduced travel demand resulting from the COVID-19 pandemic and governments’ extraordinary measures. Because the extent of the COVID-19 pandemic and its impact on travel across the world cannot be predicted at this time, the full extent to which COVID-19 will impact our business, results of operations and cash flows is currently unknown, although the effects could be severe. We have not previously experienced such an unprecedented decline in travel demand, however, we believe that the severity of the impact on our Company will depend, to a large extent, on how long the crisis continues.

As an intermediary in the travel industry, a significant portion of our revenue is affected by the operations of our travel suppliers. We cannot predict the financial and operational impact that the COVID-19 pandemic will ultimately have on companies in the travel industry, nor whether any of our suppliers will significantly reduce or terminate their operations and product offerings. The effects of the pandemic and governments’ measures have forced many travel suppliers to temporarily reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, would negatively impact the products we can offer to our travel customers. Additionally, it could also adversely affect our ability to benefit from advance payments that we have made to these suppliers, and could result in complaints or lawsuits against us by travel customers seeking refunds for lost bookings. Although we believe such claims would be without merit, we cannot assure you that our position will prevail in all cases or that such complaints will not affect our business.

We are taking measures to mitigate the potential effects on our Company from the pandemic, by protecting the health and safety of our employees, focusing on travel customer care operations to address the disruption in travel plans, and by reducing our expenses and preserving cash. The ongoing effects of COVID-19 could adversely affect our liquidity, as a result of the loss in revenue and, to a lesser extent, the increase in cancellation payments. We are currently taking additional actions to improve liquidity during this time, which include, among other things, limiting our marketing expenditures as well as non-essential expenditures, reducing a part of our workforce and temporarily reducing the salaries, and negotiating payment terms with suppliers. While we believe these measures are important to strengthen our Company during the crisis, they could have adverse consequences for our business such as increased restructuring costs and labor or other lawsuits, and could affect our future performance. Additionally, we cannot assure you that our business will not require additional funds for operating activities in the future, particularly if the effects of the pandemic persist, nor can we assure that we will have access to future funding on favorable terms or at all.

We are subject to the risks generally associated with doing business in Latin America.

Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have significant revenue from Brazil and Argentina as well as other Latin American countries. In 2019, Brazil accounted for 39% of our transactions and Argentina accounted for 22%. In addition, if our acquisition of Best Day Travel Group is consummated, our exposure to Mexico would increase significantly. As a result, we are subject to the risks generally associated with doing business in the region, including:

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

Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•	health-related risks, such as the ongoing COVID-19 pandemic, or future outbreaks of Zika virus, H1N1 influenza, Ebola virus, yellow fever, avian flu, or any other serious contagious diseases;

•	terrorist attacks or threats of terrorist attacks or wars;

•	fluctuations in currency exchange rates;

•	increased prices in the airline ticketing, hotel, or other travel-related sectors;

•	significant changes in oil prices;

•	travel-related strikes or labor unrest, bankruptcies or liquidations;

•	travel-related accidents or the grounding of aircraft due to safety or other concerns;

•	political unrest;

•	high levels of crime;

•	natural disasters or severe weather conditions, including volcanic eruptions, hurricanes, flooding or earthquakes;

•	changes in immigration policy; and

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

Our business and results of operations are adversely affected by macroeconomic conditions.

Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

General adverse economic conditions, including the possibility of recessionary conditions in Latin America or a worldwide economic slowdown, would adversely impact our business, financial condition and results of operations. Past weakness and uncertainty in the global economy and in Latin America have negatively impacted consumer spending patterns and demand for travel services and may continue to do so in the future. For example, consumer spending patterns and demand for travel services were negatively impacted by the 2008-2009 global financial crisis that arose in the United States, as well as the recession in Brazil of 2015-2016, the Argentine financial crisis of 2001-2002 and recession of 2018 and 2019.

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

Moreover, the ongoing COVID-19 pandemic has significantly increased economic uncertainty and is likely to result in a global recession, which may continue to adversely affect consumer spending and travel demand even after the health concerns of the virus have subsided.

We are exposed to fluctuations in currency exchange rates.

Because we conduct our business outside the United States and receive almost all of our revenue in currencies other than the dollar, but report our results in dollars, we face exposure to adverse movements in currency exchange rates. The currencies of certain countries where we operate, including Brazil and Argentina, have historically experienced significant devaluations. The Brazilian real depreciated 2%, 17% and 4% during 2017, 2018 and 2019, respectively; while the Argentine peso depreciated 18%, 51% and 59% during 2017, 2018 and 2019, respectively. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into dollars upon consolidation. If the dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will typically result in increased revenue and operating expenses, and our revenue and operating expenses will typically decrease if the dollar strengthens. Moreover, if the dollar strengthens against the foreign currencies of countries in which we operate, the purchasing power of our travel customers from those countries could be negatively affected by potentially increased prices in local currencies, and we could experience a reduction in the demand for our travel services.

Additionally, foreign exchange exposure also arises from pre-pay transactions, where we accept upfront payments for bookings in the travel customer’s home currency, but payment to the hotel is not due until after the travel customer checks out, and is paid by us in the hotel’s home currency. We are therefore exposed to foreign exchange risk between the time of the initial reservation and the time when the hotel is paid.

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

We incurred operating losses in 2019 and may experience earnings declines or net losses in the future.

We incurred operating losses for the year ended December 31, 2019. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our ability to remain profitable depends on various factors, including our ability to generate additional transaction volume and revenue and control our costs and expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report, and we may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If our costs and expenses increase at a more rapid rate than our revenue, we may not be able to sustain profitability and may incur losses.

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

There are many factors that could negatively affect user retention, growth, and engagement, including if:

•	we fail to offer compelling products;

•	users increasingly engage with competing products instead of ours;

•	we fail to introduce new and exciting products and services or those we introduce are poorly received;

•	our websites or mobile apps fail to operate effectively on the iOS and Android mobile operating systems;

•	we do not provide a compelling user experience;

•	we are unable to combat spam or other hostile or inappropriate usage on our products, or if our anti-fraud measures are too conservative and we reject too many bona fide transactions;

•	there are changes in user sentiment about the quality or usefulness of our existing products;

•	there are concerns about the privacy implications, safety, or security of our products;

•	our suppliers decide to discontinue the offering of their products through our platform;

•	technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

•	we fail to provide adequate service to our travel customers and travel suppliers;

•	we or other companies in our industry are the subject of adverse media reports or other negative publicity; or

•	we do not maintain our brand image or our reputation is damaged.

Any decrease to user retention, growth, or engagement could render our products less attractive to consumers and would seriously harm our business.

We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations.

The travel market in Latin America and worldwide is intensely competitive and rapidly evolving. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility, consumer payment options and reliability. We currently compete with both established and emerging providers of travel services and products, including regional offline travel agency chains and tour operators, global OTAs with presence in Latin America and smaller, country-specific online and offline travel agencies and tour operators. In addition, our travel customers have the option to book travel directly with airlines, hotels and other travel service providers who are increasingly focused on further refining their online offerings. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for travel customers. We also face competition from Airbnb and other providers acting in the alternative accommodations space. In addition, we face price competition from new entrants that offer discounted rates and other incentives from time to time, as well as social media channels that market travel products and experiences. Some of our competitors have significantly greater financial and other resources than us. From time to time we may be required to reduce service fees and revenue margins in order to compete effectively and maintain or gain travel customers, brand awareness and supplier relationships.

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

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines, global distribution system (GDS), service providers, hotels, hotel consolidators and destination services companies, car rental companies, bus operators, cruise companies and travel assistance providers, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, the hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us substantially all by affiliates of Expedia, and Expedia is the preferred provider to us of hotel and other lodging products in Latin America, pursuant to a lodging outsourcing agreement (the “Expedia Outsourcing Agreement”). In the event the Expedia Outsourcing Agreement is terminated, we may be required to pay a $125.0 million termination fee. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party — Relationship with Expedia.” Adverse changes in key arrangements with our suppliers, including an inability of any key travel supplier to fulfill its payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations. For example, American Airlines discontinued our access to its inventory from July 2013 to March 2016, until a mutually satisfactory settlement was reached and American Airlines resumed supplying us with airline tickets.

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

We believe continued investment in our brand is critical to retain and expand our business. The travel customers awareness of our brand, which we foster via our online and offline marketing throughout our target markets in Latin America, has become one of the most important drivers of growth in our travel customer base, and we believe that our brands are well recognized in the Latin American travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining the value of our brands to enable us to compete against increased spending by competitors and to allow us to expand into new services or increase our penetration in certain markets where our brands are less well known.

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

We may not be able to use new technologies effectively, or we may fail to adapt our websites, mobile apps, transaction processing systems and network infrastructure to meet consumer requirements or emerging industry standards, comply with government regulation or prevent fraud or security breaches. If we face material delays in introducing new or enhanced solutions, our travel customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Some of our airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other compensation they pay to us for the sale of airline tickets and this could adversely affect our business and results of operations.

In our air business, we generate revenue through commissions and incentive payments from airline suppliers (including our GDS service providers) and service fees charged to our travel customers. Our airline suppliers (including our GDS service providers) may reduce or eliminate the commissions, incentive payments or other compensation they pay to us. To the extent any of our airline suppliers (including our GDS service providers) reduce or eliminate the commissions, incentive payments or other compensation they pay to us, our revenue may be reduced unless we are able to adequately mitigate such reduction by increasing the service fee we charge to our travel customers or increasing our transaction volume in a sustainable manner. However, any increase in service fees may also result in a loss of potential travel customers. In addition, our arrangement with the airlines that supply airline tickets to us may limit the amount of service fee that we are able to charge our travel customers. Our business would also be negatively impacted if competition or regulation in the Latin American travel industry causes us to have to reduce or eliminate our service fees.

Our business and results of operations could be adversely affected when one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations.

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

The COVID-19 pandemic and the extraordinary measures adopted by the governments are disrupting the global economy and the travel industry in particular, and the business, results of operations and financial condition of many of our suppliers have been adversely affected, and may be further affected, if the disruption to the economy and the industry continues. We cannot predict the financial and operational impact that the COVID-19 pandemic will ultimately have on companies in the travel industry, nor whether any of our suppliers will significantly reduce or terminate their operations and product offerings. The effects of the pandemic and governments’ measures have forced many travel suppliers to temporarily reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, would adversely affect the products we can offer to our travel customers. It also could adversely affect the Company’s ability to benefit from advance payments that we have made to these suppliers, and could result in complaints or lawsuits against us by travel customers seeking refunds for lost bookings. Although we believe such claims would be without merit, we cannot assure you that our position will prevail in all cases or that such complaints will not affect our business.

Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the travel industry. Moreover, Latin America-based airlines may have more limited access to government stimulus packages to the extent Latin American governments have less resources to support local economies.

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

We have agreements with companies that process travel customers’ credit and debit card transactions for the facilitation of travel customer bookings of travel services from our travel suppliers. These agreements allow these processing companies, under certain conditions, to hold an amount of our cash (referred to as a “holdback”) or require us to otherwise post security equal to a portion of bookings that have been processed by such companies. These processing companies may be entitled to a holdback or suspension of processing services upon the occurrence of specified events, including material adverse changes in our financial condition. Moreover, there can be no assurances that the rates we pay for the processing of travel customer’s credit and debit card transactions will not increase, which could reduce our revenue thereby adversely affecting our business and financial performance.

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

We rely on information technology systems, including the internet and third-party hosted services, to support a variety of business processes including booking transactions, and activities and to store sensitive data, including our proprietary business information and that of our suppliers, personally identifiable information and other information of our travel customers and employees and data with respect to invoicing and the collection of payments, accounting and procurement activities. In addition, we rely on our information technology systems to process financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal, and tax requirements. The risk of a cybersecurity-related attack, intrusion, or disruption, including by criminal organizations, hacktivists, foreign governments, and terrorists, is persistent. We have experienced and may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling orders or providing services to third parties. Interruptions of this nature could include security intrusions and attacks on our systems for fraud or service interruption. Significant interruptions, outages or delays in our internal systems, or systems of third parties that we rely upon—including multiple co-location providers for data centers, cloud computing providers for application hosting, and network access providers—and network access, or deterioration in the performance of such systems, would impair our ability to process transactions, decrease our quality of service that we can offer to our travel customers, damage our reputation and brands, increase our costs and/or cause losses.

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. We devote significant resources to network security, monitoring and testing, employee training, and other security measures, but we cannot assure you that these measures will prevent all possible security breaches or attacks. A party, whether internal or external, that is able to circumvent our security systems could misappropriate travel customers’ or employees’ information, proprietary information or other business and financial data or cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyber insurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause travel customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance.

In addition, we cannot assure you that our backup systems or contingency plans will sustain critical aspects of our operations or business processes in all circumstances, many other systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage or impact or interrupt computer or communications systems or business processes at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing services to our travel customers and/or third parties for a significant period of time. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

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

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an adequate alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business. Any security breach at one of these companies could also affect our travel customers and harm our business.

We rely on banks or payment processors to collect payments from travel customers and facilitate payments to suppliers, and changes to credit card association fees, rules or practices may adversely affect our business.

We rely on banks or payment processors to process collections and payments, and we pay a fee for this service. In the countries where we operate, the number of processors is limited so there is little or no competition among processors. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards.

For certain payment methods, including credit cards, we pay transaction and other fees, which may increase over time and raise our operating costs, lowering profitability. We rely on third parties to provide payment processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us. If we fail to comply with these third-party servicers’ rules or requirements, or if our data security systems are breached or compromised (similar to the increase in fraud attempts we experienced in the fourth quarter of 2015 in Brazil), we may be liable for chargebacks, credit card issuing banks’ costs, fines and higher transaction fees and we may lose our ability to accept credit card payments from our travel customers, process electronic funds transfers, or facilitate other types of online payments. If any of these situations were to occur, our business and results of operations could be adversely affected.

Our business depends on the availability of credit cards and financing options for consumers.

Our business is highly dependent on the availability of credit cards and financing options for consumers. In 2019, 2018 and 2017, substantially all our net sales were derived from payments effected through credit cards. Moreover, approximately 57%, 57% and 55% of transactions in 2019, 2018 and 2017 were paid by installments through bank financing options, respectively. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Latin America, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a significant portion of the population in such countries. The provision of credit cards and other consumer financing depends on the product offerings at local and regional banks operating in the countries we serve. In the past, banking systems in Latin America have suffered disruptions and significantly limited availability and increased cost of consumer credit. Banks may also change their product offerings that they provide to consumers, or may change the availability or costs of such products, due to credit, regulations or other reasons beyond our control.

We rely on various banks to provide financing to our travel customers who elect to use an installment plan payment option. Under our agreements with local and regional banks, we offer consumers the possibility of financing their purchases under installment plans established, offered and administered by the credit card holders’ issuing banks. Under these agreements, the banks provide the financing arrangements to the consumers and they assume the risk of any potential payment default or delinquency by consumers. Some of our competitors also offer installment plans and may offer installment plans with more attractive terms. If we are not able to offer a competitive selection of installment plan financing at competitive rates, our business and results of operations could be adversely affected. Moreover, our agreements with local banks allow us to offer installment payment plans without assuming collection risk from the travel customer and receive payment in full (provided we choose not to factor such installment payments). We cannot assure you that local banks will not change their credit practices in the future. If our arrangements with local banks are impaired or terminated, our business and results of operations could be adversely affected.

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

We utilize internet search engines such as Google, principally through the purchase of travel-related keywords, to generate a significant portion of the traffic to our websites. Search engines frequently update and change the algorithms that determine the placement and display of results of a user’s search. It is possible that any such update could negatively affect us or may negatively affect us relative to our competitors. We have developed search engine management tools that are designed to bid more efficiently on portfolios of travel-related keywords and we have a search engine management team dedicated to reviewing the return of investment of all biddings. We cannot assure you that these tools will be effective over the long term, as the search engine sector is dynamic and rapidly changing.

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

We plan to continue to expand our operations by developing and promoting new and complementary services and increasing our penetration in our markets. Moreover, we seek to expand our travel customer base as income levels and access to internet and banking services, such as credit card issuances, increase in Latin America. We may not succeed at expanding our operations in a cost-effective or timely manner, and our expansion efforts may not have the same or greater overall market acceptance as our current services. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brands. To expand our operations we will also need to spend significant amounts on development, operations and other resources, and this may place a strain on our management, financial and operational resources. Similarly, a lack of market acceptance of these services or our inability to generate satisfactory revenue from any expanded services to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in implementing our growth strategies.

Our growth strategies involve expanding our service and product offerings, enhancing our service platforms and potentially pursuing acquisitions or other strategic opportunities.

Our success in implementing our growth strategies could be affected by:

•	our ability to attract travel customers in a cost-effective manner, including in markets where we have lower brand awareness or operational history;

•	our ability to improve the competitiveness of our product offerings including by expanding the number of suppliers and negotiating fares and rates with existing and potential suppliers;

•	our ability to market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to compete effectively with existing and new entrants to the Latin American travel industry;

•	our ability to expand and promote our mobile platform and make it user-friendly;

•	our ability to build required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in Latin America) and continued growth in demand for travel services, particularly online;

•	the growth of the internet and mobile technology as a medium for commerce in Latin America; and

•	changes in the regulatory environments where we operate.

Many of these factors are beyond our control and we cannot assure you that we will succeed in implementing our strategies. Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenue and profitability.

Acquisitions could present risks and disrupt our ongoing business.

We consider and evaluate acquisitions of, or significant investments in, complementary businesses as part of our business strategy. Acquisitions involve numerous risks, and any acquisition could have a material adverse effect on our business, results of operations and financial condition. In June and July 2019, we completed the acquisition of the Viajes Falabella travel companies in Chile, Argentina, Perú and Colombia (together, “Viajes Falabella”). In January 2020, we entered into an agreement to acquire Best Day Travel Group (“Best Day”), a leading travel agency in Mexico, with business in Argentina, Colombia, Brazil and Uruguay, subject to the occurrence of certain closing and business conditions, which are pending.

We may seek to undertake additional strategic acquisitions in the future. We cannot assure you that we will be successful in identifying opportunities and consummating acquisitions on favorable terms or at all. Depending on the size and timing of an acquisition, we may be required to raise future financing to consummate the acquisition.

Moreover, even if we are able to consummate a transaction, acquisitions may involve significant risks and uncertainties, which risks may include: distraction of management and other employees from our day-to-day operations and the development of new business opportunities; difficulties in integrating the operations of the acquired business and technology with our existing business and technology; greater than expected costs, liabilities, expenses and working capital requirements; challenges retaining travel customers or suppliers of acquired businesses; regulatory restrictions that prevent us from achieving the expected benefits of the acquisition; we may not derive the benefits such as operational or administrative synergies we expect from acquisitions, which may result in us committing capital resources and not receiving the expected returns; difficulties in modifying accounting standards rapidly; challenges in the ability to properly access and maintain an effective internal control environment over an acquired company to comply with public reporting requirements; problems assimilating or retaining employees; and other unidentified issues or contingencies not discovered in our pre-acquisition investigations and evaluations of those strategies and acquisitions.

We cannot assure that we will be able to consummate the acquisition of Best Day under the existing terms, under different terms or at all, and, if we are able to consummate the acquisition, we may not achieve the benefits we expect from the acquisition.

On January 27, 2020, we entered into an agreement to acquire Best Day, subject to the occurrence of certain closing and business conditions, which are pending.

While we anticipate that, subject to closing conditions, the closing of the acquisition may occur on or about May 2020, we can provide no assurance that we will be able to complete the acquisition on our anticipated timeframe, on the agreed terms, or at all. The purchase agreement is subject to a number of closing conditions, including regulatory approvals, in particular approval of the Mexican antitrust authorities, and certain business conditions. If we and/or the sellers do not satisfy these conditions in the manner or in the timeframe contemplated, the proposed acquisition may be delayed, modified or terminated.

We are monitoring, and having discussions with the sellers, regarding the impact of the COVID-19 pandemic and other developments on Best Day. We currently cannot predict how severe an impact the COVID-19 pandemic will have on the business, results of operations and financial condition of Best Day; nor can we predict whether, if the acquisition were consummated, we would be able to realize the intended benefits and synergies from the acquisition. We cannot assure you that we and the sellers will be able to consummate the acquisition of Best Day under the existing terms, under different terms, or at all. Under certain circumstances, we and the sellers may nonetheless be obligated by the terms of the purchase agreement to, or may be otherwise agree to, complete the acquisition.

The consummation of the acquisition would increase our business and operations in Mexico. As a result, our business and results of operations may be more affected by economic, political and social conditions in Mexico, including the country’s economy, fluctuations in the value of the Mexican peso, exchange control policies, inflation, interest rates, regulation, taxation, social instability, weather conditions and natural disasters, drug-related and other serious crime, and other developments in or affecting Mexico over which we have no control. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic and social problems. These problems may worsen or reemerge in the future and could adversely affect our business and results of operations.

If we continue to grow, we may not be able to appropriately manage the increased size of our business.

We have experienced significant expansion in recent years and anticipate that further expansion will be required to address potential growth in our travel customer base and market opportunities. This expansion has placed, and is expected to continue to place, significant demands on management and our operational and financial resources.

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

In addition, we are subject to a variety of laws, decrees and regulations across the countries where we operate that affect e-commerce, electronic or mobile payments, tourism, data collection, data protection, privacy, anti-money laundering, taxation (including VAT or sales tax collection obligations), obligations to provide certain information to certain authorities about transactions which are processed through our platforms or about our users and those regulations applicable to consumer protection and businesses in general. However, it is not clear how existing laws governing issues such as general commercial activities, property ownership, copyrights and other intellectual property issues, taxation (including tax laws that require us to provide certain information about transactions consummated through our platforms or about our users) and personal privacy apply to online businesses. Many of these laws were adopted before the internet was available and, as a result, do not contemplate or address the unique issues of the internet.

Moreover, due to these areas of legal uncertainty, and the increasing popularity and use of the internet and other online services, it is possible that new laws and regulations will be adopted with respect to the internet or other online services. If laws relating to these issues are enacted, they may have a material adverse effect on our business, results of operations and financial condition.

We are subject to laws relating to the collection, use, storage and transfer of personally identifiable information about our users, especially financial information. Several jurisdictions have regulations in this area, and other jurisdictions are considering imposing additional restrictions or regulations. For example, in August 2018, Brazil approved its first comprehensive data protection law (“Lei Geral de Proteção de Dados Pessoais” or “LGPD”), which will become effective beginning August 2020. If we fail to comply with these laws, which in many cases apply not only to third-party transactions but also to international transfers of information or transfers of information to third parties with which we have commercial relations, we could be subject to significant penalties and negative publicity, which would adversely affect us. As of the date of this Annual Report, we continue working on the implementation of all necessary measures to comply with such data protection law.

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

In our business, we use personal information, card payment information and other consumer data from users of our website and mobile applications. There are numerous laws regarding privacy and the storing, sharing, use, processing, transfer, disclosure and protection of personal information, card payment information and other consumer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the practices of the company. Any failure or perceived failure by us, or our service providers, to comply with the privacy policies, privacy-related obligations to users or other third parties, or privacy related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information, payment card information or other consumer data, may result in governmental enforcement actions, litigation or public statements against the Company by consumer advocacy groups or others and could cause our travel customers and members to lose trust in our Company, as well as subject us to bank fines, penalties or increased transaction costs, all of which could have an adverse effect on our business.

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

The application of income and non-income tax laws and regulations to our products and services is subject to interpretation by the applicable taxing authorities across the multiple jurisdictions in which we operate our business. For example, in Brazil we are subject to corporate income tax (IRPJ), social contribution on net profits (CSLL), social contribution on total revenue (PIS and COFINS), withholding taxes, and a municipal tax on services (ISS). In Argentina, we are subject to income tax, value added tax, turnover tax and a new 30% tax (Tax for an Inclusive and Solidarity Argentina (PAIS for its acronym in Spanish)) on purchases made in foreign currencies.

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

While we believe we currently comply in all material respects with applicable tax laws and regulations in the jurisdictions in which we operate, tax authorities may determine that we owe additional taxes. Moreover, we may have historical tax contingencies across multiple jurisdictions, and while we have made provisions for those contingencies which we considered probable, the amount of total contingencies may exceed our provisions. In addition, in accordance with U.S. GAAP, we record provisions for contingencies based on probable loss or when otherwise required under accounting rules, but we do not record provisions for possible and remote losses.

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

Many of the underlying laws or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. If the tax or other laws or regulations were amended, or if new unfavorable laws or regulations were enacted, our tax payments or other obligations could increase, prospectively or retrospectively, which may subject us to interest and penalties, decrease the demand for our products and services if we pass on such costs to our travel customers, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes could have an adverse effect on our business, financial condition or results of operations.

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

In addition, we have benefited from, and continue to benefit from, certain tax exemptions and incentive programs in various jurisdictions in which we have operations. When any of our tax exemptions or incentive programs expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax exemption or incentive that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Taxation.”

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

Under the ES Act and related regulations and guidelines, companies incorporated in the BVI that are not tax resident in another jurisdiction and which carry on certain specified activities must establish and maintain ‘economic substance’ in the BVI. As we are tax resident in the United States, we believe these substance requirements should not apply to our Company.

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

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. In addition, because consumer protection laws in many of our markets provide for joint liability, travel customers may bring claims against us for a failure or deficiencies in the provision of a travel product or service by one of our suppliers that is outside of our control.

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

In the past, governments from certain countries in which we operate, including Argentina, have adopted laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. We cannot assure you that these governments will not do so again in the future. On December 13, 2019, the Argentine administration enacted Decree No. 34/2019 that duplicates the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and June 13, 2020. Moreover, by Decree No. 14/2020 issued on January 3, 2020, the Argentine government approved mandatory salary increases for private sector employees of AR$3,000 in January 2020, and additional AR$1,000 in February 2020.

In addition, some of our employees in Argentina, Brazil and certain other countries are currently represented by labor unions. We may face pressure from our labor unions or otherwise to increase salaries. In Argentina, for example, employers in both the public and private sectors have historically experienced, and are currently experiencing, significant pressure from unions and their employees to further increase salaries due to the devaluation of the peso and high inflation. According to the data published by the Instituto Nacional de Estadística y Censos (National Statistics Institute or “INDEC”) regarding the evolution of salaries in the private and public sectors in Argentina, salary increases in both sectors have been of approximately 30.4% and 30.3% for 2018, and 44.5% and 42.2% for 2019, respectively.

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

Complaints from travel customers or negative publicity about our services can diminish consumer confidence and adversely affect our business.

In the past, government and consumer protection agencies have received a substantial number of complaints about our products, which represent a small percentage of our total transactions but could increase in the future. Many of these claims are related to the behavior of our suppliers. From time to time, we are involved in disputes or regulatory inquiries that arise in the ordinary course of business. The number and significance of these disputes and inquiries have increased as our business has expanded. We have responded to inquiries from regulatory agencies; however, we are likely to receive inquiries in the future, which may lead to actions against us. If during these inquiries we were found to violate any laws or to constitute unfair business practices, we could be subject to civil damages, enforcement actions, fines or penalties. Such actions or fines could require us to restructure our business processes in ways that would harm our business and cause us to incur substantial costs.

Because volume and growth in the number of new travel customers are key drivers of our revenue and profitability, travel customer’s complaints or negative publicity about our customer service could severely diminish consumer confidence and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our travel customers. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly, could compromise our ability to handle our travel customer’s complaints effectively. If we do not handle travel customer complaints effectively, our reputation and brand may suffer and we may lose our travel customers confidence.

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

We rely on Expedia for substantially all of the hotel and other lodging products that we offer for all countries outside Latin America.

Substantially all hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us by affiliates of Expedia pursuant to the Expedia Outsourcing Agreement. In addition, Expedia is the preferred provider to us of hotel and other lodging products in Latin America. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party — Relationship with Expedia.”

If Expedia’s affiliates cease to provide us with their hotel and other lodging products, we may be unable to offer these products to our users for some time and it might be difficult for us to replace this supply in the short term, which would negatively affect our business, financial condition and results of operations.

Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month period; otherwise, Expedia may require us to pay a $125.0 million termination fee. Given the uncertainty caused by the ongoing COVID-19 pandemic, we cannot assure you that we will be able to meet this requirement in the future. As a result, we have initiated discussions with Expedia regarding a potential temporary suspension of this requirement under the Expedia Outsourcing Agreement, although, in the event that we are not able to meet this requirement in the future due to the effects of the pandemic, we believe that the termination fee would not apply as a result of the force majeure provision under the contract.

In addition, the agreement was amended and restated on November 14, 2019 in order to, among other things, allow us to source a limited percentage of our hotel bookings outside of Latin America without Expedia and from certain pre-agreed properties. However, if such transactions exceed the agreed percentage threshold during a six-month period, we may be required to pay Expedia compensation; and if our non-Expedia sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or a higher agreed percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed the agreed percentage of the minimum bookings set forth therein for any three consecutive months or any three months within a six-month period, then Expedia may require us to pay a $125.0 million termination fee. The Expedia Outsourcing Agreement may also be terminated by Expedia, and we may be required to pay the termination payment, if the termination by Expedia is for our material breach of certain terms under the agreement or our Shareholder Agreements. In addition, Expedia may unilaterally terminate the Expedia Outsourcing Agreement in the event of a change of control of our Company. Moreover, if the hotel and other lodging products provided by Expedia were to suffer a deterioration in scale or quality, or if their pricing were not attractive, the products and services that we offer to our users would be adversely affected. The Expedia Outsourcing Agreement may be terminated by us unilaterally beginning from March 6, 2022 upon payment of a $125.0 million termination payment to Expedia. Consequently, if a deterioration in the scale or quality of the products and services provided exclusively to us by affiliates of Expedia were to occur, or if their pricing were not attractive, it could be difficult for us to terminate the Expedia Outsourcing Agreement.

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

The ongoing COVID-19 pandemic could adversely affect our liquidity. We are currently taking additional actions to improve our liquidity during the crisis, which include expense reductions and preserving cash. As conditions are recent, uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, particularly if the effects of the pandemic persist, nor we can assure you that we will be able to access new funding on favorable terms or at all.

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

For example, in Brazil, as a result of the ongoing Operation Car Wash (Lava Jato investigation), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. In 2016 the Brazilian Senate impeached President Rousseff for violations of fiscal responsibility laws, and the then Vice-President Michel Temer assumed office to complete the remainder of the presidential mandate. In July 2017, former President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a federal court in the State of Paraná in connection with the Operation Car Wash (Lava Jato). After Mr. Temer’s mandate as President ceased in the beginning of 2019, he was arrested in the context of the corruption investigation on a warrant issued by the federal justice, making him the second former president (following Luiz Inácio Lula da Silva) arrested as part of Operation Car Wash (Lava Jato). Jair Bolsonaro was elected as the new President of Brazil in October 2018, and took office in January 2019. His election led to a market recovery and the recovery of the value of local stock and the Brazilian real, however we cannot assure that this confidence in the market will continue. While the potential outcome of these and other investigations is uncertain, they have already had a material adverse effect on the image and reputation of the companies involved, as well as the market’s overall perception of the Brazilian economy. There can be no guarantee that investigations will not lead to greater political and economic instability or whether new allegations against government employees and officials and/or private companies will arise in the future.

In Argentina, in the past decade, the Argentine government nationalized or announced plans to nationalize certain industries and expropriate private sector companies and property. In December 2008, the Argentine government transferred approximately AR$94.4 billion ($29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”). AFJPs were the largest participants in the country’s local capital market. With the nationalization of their assets, the local capital market decreased in size and became substantially concentrated. In addition, the Argentine government became a significant shareholder in many of the country’s public companies, including YPF S.A., the main Argentine oil and gas company, in which the majority of the capital stock was expropriated from the Spanish company Repsol, S.A. in 2012. In October 2019, Argentine presidential, legislative and certain provincial and municipal governments elections were held and Alberto Fernández was elected president. The new administration took office on December 10, 2019. Certain members of the current government coalition, including president Alberto Fernández and vice president Cristina Fernández de Kirchner, were part of administrations which in the past were characterized by high levels of government intervention and policies at times disadvantageous to investors and the private sector. On December 23, 2019, the new Argentine government passed a law granting emergency powers to the executive branch, among other measures. We cannot predict what policies the new Argentine government will implement under these emergency powers, nor their impact in the Argentine economy.

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

For example, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IBGE”), Brazil real GDP decreased 3.8% in 2015 and 3.6% in 2016, increased 1% in 2017 and 1.1% in 2018 and, in 2019 it’s been forecast to have increased 0.6%. In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade.

The Argentine economy has experienced significant volatility, including multiple periods of low or negative growth and high levels of inflation and currency depreciation. According to restated information released by INDEC, Argentina’s real GDP grew by 2.7% in 2015, decreased by 2.2% in 2016, grew by 2.9% in 2017, and decreased by 2.5% in 2018. For 2019, the INDEC has preliminarily estimated a decrease by 3.1%.

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, was 10.7% in 2015, 6.3% in 2016, 2.9% in 2017, 3.8% in 2018, and 4.3% in 2019. In the past, Brazil has recorded high inflation rates, which, combined with other measures taken by the Brazilian government to fight inflation and speculation on what measures would be taken, has materially adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, which increases volatility in the Brazilian capital markets and may materially adversely affect us.

In Argentina, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that permit stable growth. The Consumer Price Index (Índice de Precios al Consumidor de la Ciudad de Buenos Aires or “IPCBA”) measured by the City of Buenos Aires (national statistical data was not available in Argentina from December 2015 to June 2016) showed an increase of 26.9% in 2015 and 41% in 2016. According to measurements from INDEC of the national consumer price index, inflation for the first nine months of 2015 was 10.7%, for the period from May to December 2016 was 15.8%, and cumulative consumer price inflation (Inflacion Acumulada de Precios al Consumo) for 2017 was 24.8%, for 2018 was 47.6%, and for 2019 was 59.8%. Moreover, INDEC reported that the 2020 monthly consumer price index increased by 2.3% in January compared to December 2019 and 2% in February compared to January 2020.

Inflation in Argentina could increase our costs of operations and impact our financial condition and results of operations. Inflation rates may continue to increase in the future, and the government measures to control inflation, adopted presently or in the future, remain uncertain. Measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have contributed materially to economic uncertainty in many of these countries.

Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.

Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar.

For example, the Brazilian real has historically experienced frequent, sometimes significant, fluctuations relative to the dollar. The real depreciated 47% in 2015, appreciated 17% in 2016, and depreciated 2%, 17% and 4% in 2017, 2018 and 2019, respectively, based on official exchange rates as reported by the Brazilian Central Bank. A devaluation of the Brazilian real relative to the dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the Brazilian real may generally restrict access to the international capital markets, and would also reduce the dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.

Fluctuations in the value of the Argentine peso continue to affect the Argentine economy. In 2015, the Argentine peso lost approximately 52% of its value with respect to the dollar, primarily after the lifting of certain foreign exchange restrictions in the month of December, and following that, during the years 2016, 2017, 2018 and 2019, the Argentine peso depreciated 17%, 18%, 51% and 59%, respectively, with respect to the dollar. As a result of the greater volatility of the Peso, the former government announced several measures to restore market’s confidence and stabilize the value of the Argentine peso. During 2019, with the intention to reduce the amount of Argentine pesos available in the market and reduce the demand for foreign currency, the government established a new regime for a stricter control of the local monetary base, which would initially remain in place until December 2019, and was further complemented by the reinstatement of foreign currency controls on September 2019. The success of any measures taken by the Argentine government to restore market’s confidence and stabilize the value of the Argentine peso is uncertain and the continued depreciation of the Argentine peso could have a significant adverse effect on our financial condition and results of operations.

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

In the case of Argentina, in 2001 and 2002 imposed exchange controls and transfer restrictions substantially limiting the ability of companies to make payments abroad. During 2019, the Argentine government established a new regime for a stricter control of the local monetary base, which was meant to initially remain in place until December 2019, in an attempt to reduce the amount of Argentine pesos available in the market and reduce the demand for foreign currency. Complementing these measures, on September 2019, foreign currency controls were reinstated in Argentina. For further information on this topic, see Item 10. “Additional Information – Exchange Controls”.

Under current Argentine law, we are restricted from accessing the official foreign exchange market to make dividend payments to us from our Argentine subsidiaries without prior approval from the Argentine Central Bank. In addition, Argentina recently enforced some measures that control and restrict the capacity of individuals and companies to exchange Argentine pesos for foreign currencies, conditioned to prior approval from the Argentine Central Bank, which could eventually restrict the ability to exchange Argentine pesos for other currencies, such as dollars. Restrictions currently apply to dollar purchases via bank account and in cash. In addition, on December 2019, the Argentine government also implemented a new tax PAIS, with a rate of 30% on transactions involving –among others– the acquisition by Argentine residents of foreign currency; foreign services through credit and debit cards; services to be provided abroad, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and international passenger transport services (by land, air, aquatic and road).

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

Those kinds of exchange controls could have a material adverse impact on our operations, business, financial condition and results of operations. It is uncertain whether the Brazilian and/or Argentine governments will or will not increase such controls or restraints which could affect the ability to make payments to foreign creditors or suppliers, and dividend payments to shareholders.

Developments in other markets may affect Latin America.

The market value of companies like us may be, to varying degrees, affected by economic and market conditions in other global markets. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998, the Brazilian devaluations in January of 1999 and 2002 and the Argentine crisis of 2001 and 2002. In addition, Latin American economies have been adversely affected by events in developed countries, such as the 2008 and 2009 global financial crisis that arose in the United States, and the current COVID-19 pandemic in 2020.

As of the date of this Annual Report, recent global developments have occurred in the world which could impact the economies of the Latin American countries in which we operate and consequently have an adverse effect on our business, financial condition and results of operations, such as any new restrictions on travel, immigration or trade.

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

As of March 31 2020, Expedia held 13.77% and funds affiliated with Tiger Global held 13.29% of our outstanding ordinary shares. If Expedia or other investors acquire or continue to own and control, directly or indirectly, a significant portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The strategic interests of our significant shareholders may differ from, and conflict with, our interests and the interests of our other shareholders in material respects. In addition, our memorandum and articles of association provides that Expedia and any of our directors affiliated with Expedia do not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

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

The principal purposes of our initial public offering in September 2017 was to increase our financial flexibility and create a public market for our ordinary shares. As of the date of this Annual Report, we have not allocated our net proceeds from our initial public offering to any particular purpose, other than for the acquisition of Viajes Falabella and the contemplated acquisition of Best Day. Rather, our management has considerable discretion in the application of the net proceeds that we received. Our net proceeds may be used for corporate purposes that do not improve our profitability or increase our share price. In addition, net proceeds we received from our initial public offering may be placed in investments that do not produce income or that lose value.

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

In addition, certain data related to the Latin American travel market and the Latin American online travel market includes the purchase of hotel and other travel products by inbound travelers traveling to Latin America, as well as corporate travel. Our travel customer base, however, is primarily comprised of consumers from Latin America traveling for leisure domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Market data related solely to the travel trends of Latin American consumers is limited. As a result, certain market data included in this Annual Report is being provided to investors to give a general sense of the trends of our industry but such market data does not capture the trends of only our targeted customers.

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

As a public company, we are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act applicable to a foreign private issuer and EGC. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure and internal controls and procedures, we need to commit significant resources, potentially hire additional staff and provide additional management oversight. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our Company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

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

Effective internal controls are necessary for us to provide reliable and accurate financial reports on a timely basis and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or on a timely basis or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting or we could be sanctioned by the SEC, which would harm our business and could negatively impact the price of our ordinary shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

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

From time to time, we may grant options or other equity-based compensation to our management and employees. As of the date of this Annual Report, we have reserved 5,461,777 ordinary shares for issuance under our 2016 Stock Incentive Plan, of which 315,425 shares remain available for future grants under the 2016 Plan as of March 31, 2020. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.

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

•

Our board of directors is currently made up of six directors divided into three classes, with each class having a three year term. Class I’s, Class II’s and Class III’s terms will expire at the Company’s annual meetings in 2021, 2022 and 2020, respectively. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.

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

Despegar.com, Corp. was formed as a business company incorporated in the BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for ordinary shares of Despegar.com, Corp. to create a BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp., and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp.

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

Our History and Development

Our business has grown substantially in revenue, products and geographic scope since launching in 1999. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina.

2000	• Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay.

2001	• Launched sites in the United States and Venezuela.

2007	• Launched site in Perú.

2009	• Expanded our offering to include hotels.

• Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico.

2010	• Launched sites in El Salvador and Honduras, reaching our 20th market.

• Cumulative one million travel customers served.

2012	• Launched our mobile apps on Android and iOS.

• Expanded offering to include packages, rental cars and cruise products.

2013	• Reached one million downloads of our mobile app.

• Expanded our offering to include destination services.

• Expanded hotel offering to include vacation rentals.

2014	• Cumulative 10 million travel customers served.

• Our mobile app is included in the iTunes Store’s “Best of 2014”.

• Launched travel affiliates program.

• Expanded our offering to include travel insurance.

2015	• Reached 10 million downloads of our mobile app.

• Completed migration from call center sales to fully online model.

• Deepened strategic partnership with Expedia, including its equity investment in our Company.

2016	• Awarded “E-commerce Leader in the Tourism Industry in LATAM” by the Latin American E-Commerce Institute.

• Expanded our offering to include our bus product.

• Expanded our destination services offering to include our local concierge product.

2017	• Initial public offering and listing on the New York Stock Exchange.

2018	• Launched sales call centers in Perú, Ecuador, Mexico, Chile, Colombia, Argentina and Brazil. • Developed tour operation business.

2019

•  Completed rebranding our core business, including logos, website and images in order to update our outward facing content.

•  Acquired Viajes Falabella in Chile, Argentina, Perú and Colombia.

•  Entered into an API connectivity agreement with CTrip International Travel (Hong Kong) Ltd., for the integration of Despegar direct lodging offering in Latin America with Ctrip’s platform.

•  Entered into a ten-year exclusive agreement with Industrial and Commercial Bank of China Limited, to launch a co-branded credit card in Argentina in partnership with Mastercard.

2020

•  Announced agreement to acquire Best Day, a leading travel agency in Mexico, subject to the occurrence of certain closing and business conditions.

•  Launched a co-branded credit card in Brazil jointly with Banco Santander.

•  Entered into a ten-year commercial partnership agreement with Tarjeta Naranja, the leading branded proprietary credit card issuer in Argentina and a subsidiary of Grupo Financiero Galicia.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

B.	Business Overview

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers. We believe that our focus on the underpenetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region and our ability to manage the business successfully through economic cycles will allow us to continue our industry leadership. In 2019, 2018 and 2017, we had approximately 5.2 million, 5.3 million and 4.6 million travel customers, generating $524.9 million, $530.6 million and $523.9 million in revenue, respectively. Our gross bookings were $4.7 billion, $4.7 billion and $4.4 billion during 2019, 2018 and 2017, respectively.

Latin America online travel bookings are expected to continue growing in the coming years, once the effects of the COVID-19 pandemic have subsided. Factors driving the growth in online travel bookings include the increase of internet penetration, further adoption of smartphones, tablets and other mobile devices and a growing middle class with greater access to banking services and credit products, together enabling a larger segment of the growing population to transact online or on mobile devices.

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

We believe we have the broadest travel portfolio among OTAs in Latin America, with inventory from global suppliers, including over 270 airlines and over 690,000 hotels, as well as approximately 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities. Our business benefits from network effects: our large travel customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers by enhancing our product offering. Additionally, as we continue to grow our marketplace, we are increasingly able to offer more competitive pricing and product availability to our travel customers as well as enhance the effectiveness of our marketing strategy.

We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2019, our apps have more than 60 million cumulative downloads from the iOS App Store and Google Play, 21.6 million of which were downloaded in the last two years, and we believe they are the most downloaded OTA apps in Latin America. During 2019 and 2018, mobile accounted for approximately 60% and 61%, respectively, of all of our user visits, and approximately 39% and 34%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.

Through mobile and online marketing, brand promotion and cross-marketing, we have created strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages. To date, we have invested more than $1.5 billion in marketing and branding initiatives promoting our brand, which we believe, combined with the quality of the service we have delivered over the years, has made us a trusted brand with our travel customers. In 2019 and 2018, 64% and 61% of our travel customers had completed previous purchases on our platform, respectively.

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

Since the middle of March 2020 and as of the date of this Annual Report, the travel market in Latin America –as in other parts of the world– has been severely impacted as a consequence of the ongoing COVID-19 pandemic and governments’ measures to limit the spread of the virus. Governments around the world, including in Latin America, have imposed travel restrictions and bans, closed borders, established restrictions on public gatherings, instructed residents to practice social distancing, required closure of non-essential businesses, issued stay at home advisories and orders, implemented quarantines and similar actions, which has resulted in a virtually immediate and complete halt in leisure travel during the past weeks. While it is impossible to predict at this moment how the travel industry, globally and in Latin America, will ultimately be impacted, we believe that the Latin American travel industry will continue to grow, and the following trends will largely continue in the longer term, once the effects of COVID-19 pandemic have subsided.

Overview of Suppliers in the Latin American Travel Industry

The Latin American travel industry is characterized by significant supplier fragmentation across airlines, hotels and other travel products. Regional complexities, including differences in language, local customs, travel preferences, currencies and regulatory regimes across the more than 40 countries in the region create challenges for travel suppliers to reach travel customers directly, at scale and across the region. Further driving this fragmentation is the growing number of smaller airlines, including low-cost airlines that have been commencing operation in recent years. Today, travel agencies are the leading distribution channel in the region for airlines, due to their ability to provide greater selection and scale across the region.

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

•

Increasing adoption of mobile devices, including smartphones. The use of mobile devices in Latin America is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services.

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

Our Competitive Strengths

We are the leading OTA in Latin America, offering our travel customers a broad and diversified selection of travel products at attractive prices. Our leadership position is a result of our following core strengths:

Industry Leader in Latin America

With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. In 2019 and 2018, we had approximately 5.2 million and 5.3 million travel customers, respectively, primarily in Latin America, generating $524.9 million and $530.6 million in revenue and approximately $4.7 billion in gross bookings, in both 2019 and 2018.

We have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, having sold approximately 20.4% and 20.4% of all airline tickets purchased through GDS in the region during 2019 and 2018, respectively, according to Amadeus. Additionally, we believe we provide our travel customers with the largest travel portfolio among Latin American OTAs, with access to over 270 global airlines and over 690,000 hotels globally as well as approximately 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities. Additionally, we have accumulated approximately 17.6 million user-generated reviews in total as of December 31, 2019, of which 2.3 million and 2.2 million were submitted in 2019 and 2018, respectively, which we believe drive user engagement. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 68% of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.

Our technology platform allows us to offer our travel customers the ability to create custom packages of two or more products, such as a combination of airfare and a hotel booking for a particular trip, allowing us to offer our travel customers lower combined prices that may not be available for individual products. We are also able to better cross-sell multiple travel products and provide travel customers with a comprehensive solution for their travel needs.

We benefit from network effects: our large travel customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers by enhancing our product offering. Furthermore, by growing our user base and aggregating different products from our supplier base, we are able to offer attractive pricing and availability of travel products to our travel customers as well as enhance the effectiveness of our marketing strategy.

Strong Brand Recognition and Awareness

Despegar, our global brand, and Decolar, our Brazilian brand, have leading brand awareness in online travel in key markets, including Brazil and Argentina. According to search engine trend data that is based on the relative number of searches of brand related keywords on Google during 2019, we had an approximate 28% share (as compared with what we believe to be the next five largest competitors in the market) in Latin America.

Local Market Expertise and Leadership

We have a strong track record in Latin America, with a point of sale in 19 markets, representing 98% of the region’s population, and with a leading OTA presence in key markets such as Brazil, Argentina, Mexico, Chile, and Colombia. In our two largest markets, Brazil and Argentina, we have operated for 20 and 21 years, respectively. Our knowledge of local consumers, and their buying patterns and travel preferences, as well as our ability to offer financing through our relationships with financial institutions, have enabled us to serve our travel customers more effectively than global competitors from outside the region. Furthermore, our extensive supplier relationships allow us to offer a greater scale and breadth of offerings than smaller, local competitors. We understand the objectives of, and challenges faced by, Latin American travel suppliers and we are well-positioned to address those challenges by helping the travel suppliers grow their businesses, all to the benefit of travel customers who receive more choice at attractive pricing.

As the leading Latin American OTA, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. We believe this differentiates us from other local and global travel agencies as those agencies either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. We believe our portfolio of installment plans is a meaningful driver of traffic to our platform as well as conversion. Approximately 57% of our transactions in both 2018 and 2019 were paid by installment. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the travel customer.

Leading Mobile Offering

Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. We launched our leading mobile travel apps in 2012. As of December 31, 2019, our mobile apps have more than 60.1 million cumulative downloads from the iOS App Store and Google Play ( 21.6 million of which were downloaded in the last two years). In addition, our iOS App Store and Google Play apps were rated 3.5 and 3.9 stars as of December 31, 2019. During 2019 and 2018, mobile, which includes both mobile web and our mobile apps, accounted for approximately 60% and 61%, respectively, of all of our user visits, and approximately 39% and 34%, respectively, of our transactions. In addition, transactions via mobile increased by approximately 17.6% from 2018 compared to 2019. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app customer service. Our travel customers using mobile devices have historically made more repeat transactions than travel customers using desktop computers. Additionally, our mobile presence allows in-destination marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to travel customers, after they have arrived at their destination.

Many of our travel customers use their mobile device to search for travel products but complete their transactions on their desktop. However, as mobile purchasing becomes increasingly prevalent in the region, we believe our award-winning mobile platform, coupled with the widespread adoption of our apps, positions us well for an increasingly mobile future.

Powerful Data and Analytics Platform

Our large web and mobile audience and transaction volume generate a significant amount of data that allows us to better understand our travel customers and provide personalized travel offerings and also helps us to drive our sales, marketing and operational strategy. To offer the most effective content and products for each travel customer, we extensively analyze the data we collect to identify and highlight the most valuable products and destinations in each travel customer interaction. By gathering and analyzing data in real-time, we are quickly able to assess and react to changes in travel customer behavior, market pricing and other market dynamics. Currently, the majority of visitors to our platform see a personalized landing page based on such factors as user account information, past search and purchasing history and geolocation. We believe that this personalization of the user experience increases engagement and likelihood of purchase.

Effective Marketing Capabilities

We have invested significant resources in our marketing team, which we believe is a significant driver of our business. Through our vertically-integrated, in-house marketing team, we are able to control all aspects of our budget, marketing campaigns and market analytics, without the need for agencies or external consultants. Our marketing team’s local knowledge and expertise in our key markets have allowed us to develop direct relationships with a broad range of local and regional media providers and purchase media directly, avoiding more costly intermediaries. We have invested in our own creative, production and media execution teams, who are quickly able to adapt our marketing strategy, while also leveraging our extensive data and analytics capabilities for more precise audience targeting. Furthermore, we have developed our own software platform for managing our search optimization capabilities, allowing us to tailor messages effectively for specific target markets and travel customers.

Proven and Experienced Team

Our management team has significant experience in the travel sector and across a variety of industries in Latin America. Members of our management team have worked at organizations such as LATAM Airlines, McKinsey, Morgan Stanley, PwC and Thales, among others. In addition to our management team, we have an extensive technology team including more than 1,000 developers and technology professionals. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.

Our Travel Customers

We had approximately 5.2 million and 5.3 million travel customers for 2019 and 2018, respectively, primarily in Latin America. Our travel customers are primarily from Latin America traveling domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Most of our travel customers are traveling for leisure, although we do have some independent business travelers as well.

Our Products

We offer a wide range of travel and travel-related products catering to the needs of Latin Americans traveling domestically within their own country of origin, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently. That information includes approximately 6.8 million user-generated reviews over the last three years ended December 31, 2019, of which 2.3 million and 2.2 million were submitted in 2019 and 2018, respectively. We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. We offer our products online through our website and mobile applications, and use data and analytics to personalize the travel customer experience on our platform, based on geolocation, past search and purchasing history and social network interactions, which we believe increases engagement and likelihood of purchase.

Air

Through our Air segment, we offer airline tickets, primarily targeted at leisure travelers in Latin America, including travel domestically, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline flight products. Our travel customers booked approximately 6.2 million, 5.9 million and 5.3 million transactions in our Air segment using our platform in 2019, 2018 and 2017, respectively.

We provide our travel customers with access to over 270 full service and low-cost airlines. We obtain inventory from these airlines either through a GDS or, primarily in the case of low-cost airlines, via direct connections to the airlines’ booking systems. We believe our platform provides comprehensive information to our travel customers in a time efficient and transparent manner. Travel customers are quickly and easily able to evaluate a broad range of fares and airline combinations, and may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Travel customers can also filter and sort the results of their search easily according to their preferences.

Packages, Hotels and Other Travel Products

The total number of transactions in our Packages, Hotels and Other Travel Products segment was 4.4 million, 4.5 million and 3.8 million in 2019, 2018 and 2017, respectively.

Packages

We offer travelers the opportunity to create custom packages by combining two or more travel products, such as airline tickets and hotel, airline tickets and car rental or hotel and car rental, and booking them in a single transaction. Combining multiple products into a package with a single quoted price allows us to offer travel customers lower prices than are available for individual products and helps us to cross-sell multiple products in a single transaction.

Hotels

Through our platform, travel customers can search, compare and book reservations at more than 690,000 hotels globally through our direct network and third-party inventory. In addition, since 2013 our hotels offering includes vacation rentals.

Travel customers may search for hotels based on their destination and preferred dates for check-in and checkout, and may filter and sort our search results easily by selecting star ratings, specific hotel chains and location.

Travel customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Travel customers can also view hotel pictures and read hotel reviews from other travel customers on our platform. Our platform features approximately 6.8 million user-generated reviews over the last three years ended December 31, 2019, of which 2.3 million and 2.2 million were generated in 2019 and 2018, respectively.

As of December 31, 2019, approximately 31,000 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 48 third-party channel managers.

In 2019 and 2018, 8.4% and 9.2%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 13.77% of our ordinary shares outstanding as of December 31, 2019, holds certain rights in its capacity as a shareholder. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” for more information.

We typically do not assume inventory risk as we do not pre-purchase hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods: “pre-pay” and “pay-at-destination.” Under the pre-pay model, our travel customer pays us at the time of booking and we pay our hotel suppliers after the travel customer checks out. Under the pay-at-destination model, the travel customer pays the hotel directly at checkout and we either receive our commission later from the hotel suppliers or from the travel customer, at the time of booking.

Other Travel Products

We also offer other travel products on our platform. We provide our travel customers access to approximately 1,260 car rental agencies, more than 180 bus carriers, six cruise carriers, approximately 200 destination services, suppliers with more than 7,500 activities, and one travel insurance supplier. While we offer both pre-pay and pay-at-destination options for car rentals, the other travel products that we offer must be prepaid.

Destination Services: We offer in-destination services as an opportunity for us to offer attractions, tickets, tours and activities and local concierge services to package with other products and as a way to encourage in-destination transactions. The wide array of options offered is intended to suit varying budgets and preferences of potential travel customers.

Car Rentals: Currently, we offer car rentals worldwide, with a focus in Latin America and the United States.

Cruise Tickets: Currently, cruise tickets are available to travel customers in Argentina, Brazil, Chile, Colombia and Mexico. We currently have relationships with six cruise carriers.

Travel Insurance: We offer travel insurance through a third-party provider in Latin America, Assist Card, with whom we entered into an exclusivity agreement in 2017. Travel customers can choose from a range of coverage options depending on their particular needs, such as medical insurance and lost or damaged baggage. Typically, this product is requested in conjunction with a flight and hotel booking. Prior to confirming and proceeding with the reservation of and payment for a flight or hotel booking or a package booking, our travel customers are offered the opportunity to purchase travel insurance.

Bus Tickets: Currently, bus tickets are available only in Brazil and Argentina, and we intend to expand our coverage further to major cities in Latin America. We currently have relationships with three suppliers that give us access to more than 180 bus carriers.

In addition, we sell digital advertising on our platform, which represented 3% of our revenue in 2019.

Payment Options

Credit cards are the primary means of payment for products on our platform. We allow for the use of more than one credit card in a single transaction, permitting travel customers with lower credit limits to make larger purchases. We also offer other payment alternatives including debit cards as well as several localized payment options available in the markets in which we operate.

In addition, we agreed with a wide range of local and regional banks that allow us to offer to our travel customers, the possibility to purchase our travel products under installment purchase plans established, offered and administered by such banks; which we believe differentiates us from other global travel agencies which either do not offer installment plans or offer them from a more limited selection of financing providers or in a more limited selection of countries. Local banks look to partner with us because of our scale, access to our online audience and high transaction volume. Credit card travel customers may choose from a range of installment plan offerings and terms from different financial institutions with which the travel customer holds or obtains a credit card. Many of these installment plan offerings are interest-free to the travel customer. Installment plans allow travel customers to make larger purchases than they may otherwise be able to make in a single payment.

Our agreements with local and regional banks allow us to offer travel customers installment payment plans without assuming collection risk from the travel customers and receive payment in full (provided we choose not to factor such installment payments). We do not provide any type of financing by ourselves. Each of our partner local and/or regional bank establishes, offers and administers any financing plan to travelers. When travel customers make purchases using installment plans, the facilitating bank bears the full risk that the travel customer will actually make the required installment payments.

Regardless of any financing or installment agreement offered by the banks, for transactions in certain territories, we generally receive full payment of our commissions and service fees within less than one month after the travel customer completes the booking in our platforms, in an amount that reflects its cash-selling price. We typically receive payment before travel occurs. In other territories, such as in Brazil, we generally receive payment from the financing bank only after each scheduled payment is due from the travel customer, regardless of the fact that the travel customer actually makes the scheduled payments; so in those cases we generally receive payment before or while the travel occurs. In some cases, we elect to factor or discount installment receivables, allowing us to receive the payment of the purchase price earlier. For the years ended December 31, 2019 and 2018, more than 57% of our transactions were completed using an installment plan offered by a financial institution.

In Brazil, we work with a provider to enable clients to finance purchases without credit cards, in up to twelve installments, with an interest rate of 1.85% per month. The provider bears the risk of payment and fraud. We first made this payment option available in 2018 for refundable hotels sold through our sales call center.

Marketing and Affiliates

Marketing

We execute a multi-channel marketing strategy. Through this effort, we have created a long-standing brand that is associated with superior travel products, high quality services and competitive prices in Latin America. We have an experienced in-house marketing team dedicated to delivering efficient allocation of time and resources across media channels, without relying on outside agencies or consultants. During 2019, our marketing strategy allowed us to increase our total travel customers by 4% and our travel customers from mobile devices by 2%. Key elements of our marketing strategy include:

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

Focus on Efficient Use of Media. We continuously analyze the minimum frequency needed on each media channel to deliver targeted marketing messages, events and promotions to travel customers based on the specific demographics of each market.

Promotions and Sales. We focus aggressively on promotions including discounts, holiday campaigns and financing options. Our technology-driven marketing allows us to dynamically optimize promotions on a daily basis. For example, we partnered with Mercado Libre, Latin America´s largest online marketplace, for the SiWeek promotion, which was a one-week offering of very attractive discounts by Mercado Libre and us. This was an opportunity to increase sales as the promotion appealed to the impulse traveler.

Affiliates

We have relationships with a network of over 9,800 affiliates, including travel agents, airlines, websites and other third parties such as online and offline retailers, in seven countries across Latin America. Our agreements with these affiliates allows them to access our product inventory directly through our platform or through our application program interface (“API”). We believe our affiliate program is attractive because we provide access to a range of travel products that our affiliates otherwise may not be able to access cost-effectively or at all. Our affiliates earn commissions from us depending on country and type of products sold. Furthermore, our affiliate program allows us to expand our footprint in Latin America and distribution network in a cost-effective manner.

Sales Call Centers

In 2018, we launched call center operations through third parties in Perú, Ecuador, Mexico, Colombia, Chile, Argentina and Brazil. Through these call centers we sell all our products, with the exception of buses, cruise lines and vacation rentals. We included our sales call number on the homepage of each website. This complements our online platform, helping us to gain new travel customers and interact with those who might not be digitally enabled. Our travel customers are quickly embracing this option, as gross bookings from our sales call centers increased over 18% on average quarterly, totaling $228.1 million in 2019.

Acquisition of Viajes Falabella

On June 7, 2019, we completed the acquisition of Viajes Falabella in Argentina, Peru and Chile, and on July 31, 2019 we completed the acquisition of Viajes Falabella in Colombia, for a total consideration of $23 million. Of this total consideration, we have paid $11.5 million, and the remaining $11.5 million will be paid in two installments in June 2020 and June 2021. Concurrent with the acquisition, the Company entered into a 10-year commercial agreement with Grupo Falabella which provides for several marketing and promotional activities, and other activities to promote future business, including the license for the “Viajes Falabella” brand name, for which we paid $2 million in June 2019 and $2 million will be paid in two installments in June 2020 and June 2021. The license for the ‘Viajes Falabella’ brand name is for an initial period of four years and is renewable for one year periods thereafter at the option of the Company, for a pre-agreed price, provided that the Company meets a service standard set forth under the contract.

The acquisition of Viajes Falabella provides travel customers of both companies with access to an enhanced travel and tourism product and service offerings, wherever and however they want to book travel (mobile, online, apps, call center and store-within-store locations). This includes air, hotel and insurance travel packages, as well as significant non-air travel offerings. In addition, travel customers are able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella. Following the acquisition of Viajes Falabella, as of December 31, 2019 we operated 86 travel agencies in Chile, Argentina, Perú and Colombia.

Acquisition of Best Day

On January 27, 2020, we entered an agreement to acquire Best Day, a leading travel agency in Mexico, with business in Argentina, Colombia, Brazil and Uruguay, subject to the occurrence of certain closing and business conditions, which are pending. The total consideration for the acquisition is approximately $136 million, subject to closing purchase price adjustments and plus or minus a variable purchase price component of up to approximately 10% of the total consideration. According to the purchase agreement, approximately 65% of the purchase price is payable upon closing, with the remainder of the consideration to be paid on or about the second and third anniversaries of the closing date.

Best Day operates a cross-platform business model with a product mix that includes significant revenue from non-air travel. In addition to its business-to-consumer business operated through its online platform, call centers and more than 200 kiosks, the company offers a variety of destination services, including ground transportation, tours and activities across Mexico. Best Day also provides online wholesale travel products to agencies worldwide, as well as white label services for major travel vendors, including partnerships with certain Mexican airlines. We believe the acquisition of Best Day would enhance our strategies to focus on Mexico and on travel packages.

We cannot assure you that we and the sellers will be able to consummate the acquisition of Best Day under the existing terms, under different terms, or at all. For more information, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business— We cannot assure that we will be able to consummate the acquisition of Best Day under the existing terms, under different terms or at all, and, if we are able to consummate the acquisition, we may not achieve the benefits we expect from the acquisition”.

Customer Service

Customer experience is a key focus for our business and we believe this is reflected in our strong brand recognition and loyalty throughout Latin America. We emphasize providing personalized support throughout the customer purchase cycle, including automated web-based support and support from live customer service representatives.

In addition to our customer service centers in Brazil and Colombia, we rely on outsourced services to provide 24/7 support to our customers for issues that cannot be resolved through our platform. Our customer service facilities in Brazil are dedicated to our Portuguese-speaking travel customers, while our customer service facilities in Colombia serve Spanish-speaking travel customers. Many of our customer service staff at these facilities speak English in addition to Portuguese and/or Spanish. We also have a team of customer service staff dedicated specifically to addressing urgent customer needs, primarily those of customers that are in-destination.

To control expenditures related to customer support, we also outsource certain functions to international call center service providers. These outsourced customer service providers support our internal call center operations and improve our ability to support travel customers around the world.

We also have implemented comprehensive performance measures to monitor our calls to ensure that our travel customers receive quality service. In addition, as a part of our customer experience we maintain a database containing travel customer transactions and user preferences for each travel customer who has booked services through us in order to provide customized support and offerings in the future. We believe that the design of our existing systems can scale to meet further increases in call volume.

In addition, during 2018 we implemented a service button on our mobile app which enables travel customers to reach our Company no matter where they are via VOIP (Voice over Internet Protocol) or WI-FI, at no cost.

As a result of our efforts we managed to increase our net promoter score (“NPS”) 110 basis points, up to 67.4% during 2019.

Technology and Data

We use our technology platform to improve the travel customer experience and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. We employ more than 1,000 dedicated technology professionals. We actively recruit and train these highly-skilled technology professionals and many of our current technology managers started in our training program.

We own our technology platform, which is comprised of applications that we develop in-house using primarily open source software. Our technology team has adopted a continuous improvement, high-frequency testing approach to our business, aimed at improving both traffic and conversion rates, while maintaining reliability.

Our platform is engineered to provide a personalized and secure experience to our travel customers. We invest heavily in understanding our travel customers’ behavior and intentions through a combination of detailed behavioral data collection and machine learning algorithms. Our machine learning algorithms also help us detect fraud attempts. We collect, maintain and analyze behavioral data from all the devices our travel customers are using to interact with our platform. The insights derived from the analysis of this data form the basis of our enhanced conversion strategies. We use email, social media marketing and retargeting campaigns to remind travel customers of their searches.

We believe our technology can scale to accommodate significantly higher volumes of site traffic, customers, bookings and the overall growth in our business. We routinely test and expand the capacity of our servers so we are prepared to provide our travel customers with uninterrupted access to our sites during periods with high levels of user traffic, such as when we are offering promotions. Our information technology platform employs a horizontal architecture, which allows us to increase our processing capacity by adding more hardware in parallel with our existing servers. With this structure, we can grow our platform to accommodate the growth of our business with minimal disruption to the operation of our customer-facing platform and without having to replace our existing equipment.

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

We believe our technology infrastructure is an important asset due to its robustness, cost-effectiveness and scalability. We continuously evaluate, research and develop new services, platforms infrastructure, and software to improve and solidify our technological systems further and provide a reliable, personalized, fast and secure experience to our travel customers.

For more information, see “—Intellectual Property” and “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.”

Security, Privacy and Anti-Fraud

We are committed to operating a secure online business. We use various security methods in an effort to protect the integrity of our networks and the confidential data collected and stored on our servers. For example, we use firewalls to protect access to our networks and to the servers and databases on which we store confidential data; we restrict access to our network by virtual private network (“VPN”) with two-factor authentication and conduct periodic audits of data access and modifications of our network; and we use password-protected encryption technology to protect our communication channels and sensitive travel customer data. In addition, we have developed and use internal policies and procedures to protect the personal information of our travel customers, and we comply with the Payment Card Industry Data Security Standard (“PCI DSS”). To enforce our security framework we have a dedicated cybersecurity team that conducts penetration testing and application security analysis, develops policies and standards, and ensures compliance with those policies and standards.

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

In addition, our travel customers have the option to book travel directly with travel suppliers, including airlines, hotels and other travel service providers via online and offline channels. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations” for more information.

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

Regulation

Regulations Related to the Travel Industry

The laws and regulations applicable to the travel industry affect us and our travel suppliers in the jurisdictions in which we operate, the jurisdictions in which our travel customers reside and the jurisdictions of their destinations. We are also required to be accredited by the International Air Transport Association (“IATA”) in order to promote and sell tickets for airlines connected to IATA.

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

Brazil

Resolution (Circular) issued by the Central Bank of Brazil No. 3,682 regulates the payment arrangement (arranjos de pagamento) services in Brazil (“Payment Arrangement Services Rule”). On July 27, 2017 and March 26, 2018, the Central Bank of Brazil revoked and amended certain provisions and included new provisions to the Payment Arrangement Services Rule, which introduced a definition of sub accrediting entities (subrecendiador) and determined that all participants of the payment arrangements should be subject to a centralized settlement system not later than September 28, 2018.

Pursuant to Payment Arrangement Services Rule, among other provisions, sub-accrediting entity is defined as a party of the payment arrangement that accredits a recipient to accept a payment instrument issued by a payment institution or a financial institution that is a party to the same payment arrangement, but that does not participate in the settlement process of transactions as creditor in relation to the issuer. The definition of sub-accrediting entity provided by the Payment Arrangement Services Rule is not precise enough to confirm that our Brazilian subsidiary would be subject to it. After carrying out several discussions with the Central Bank of Brazil, financial institutions and other participants involved in the payments arrangements, our Brazilian brand Decolar demonstrated to the Central Bank of Brazil that: (i) Resolution 3,682 does not apply to its business; (ii) Decolar should not be deemed a subaccrediting institution; and (iii) it should not be obliged to integrate its activities into the payment arrangement Services, nor be subject to the payment arrangement rules issued by the Central Bank of Brazil, which on September 2018 issued a list of the entities and companies which should not be subject to Resolution 3,682 as well as their classification. Decolar has been classified as a non-subaccreditor, this is a simple business establishment, and not as a marketplace entity as provided in the Resolution.

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

Brazilian General Data Protection Law No. 13.709/2018

The Brazilian General Data Protection Law (Law No. 13.709/2018 – “LGPD”) was approved in August 2018 and it will be effective as of August, 2020. The grace period was proposed in order to provide public and private institutions with a period for them to adapt to the LGPD. The LGPD is applicable to any individual or legal entity governed by public or private law treating personal data (i) in the Brazilian territory; or (ii) for the purposes of offering or supplying goods or services or treating information of data subjects located in Brazil; or (iii) if personal data has been collected in the Brazilian territory.

According to the LGPD, personal data can only be processed (i) upon data subject consent; (ii) in compliance with statutory or regulatory obligations; (iii) by public administration; (iv) for development of studies by research entities; (v) by contractual and preliminary contractual relationship; (vi) through lawsuits; (vii) for the protection of life and health; (viii) to legitimate interest of the controller; or (ix) for credit protection. The treatment of sensitive personal data (e.g., regarding ethnical or racial origin, religion, political opinion or affiliation, health information, sexual orientation) is subject to a higher scrutiny. The LGPD also provides liability obligations if damages are produced while processing personal data in violation of the provisions of the LGPD.

According to the LGPD, the eight situations in which the international transfer of data is allowed are: (i) when the data subject has provided specific and highlighted consent for such transfer; (ii) when countries or international organizations provide the appropriate level of protection of Personal Data established by Brazilian law; (iii) when controller provides and demonstrates safeguards of compliance with the principles, rights of the data subject and data protection regime established in the law, in the form of specific contractual clauses for a given transfer, among others; (iv) when the transfer is required for international legal cooperation between public bodies of intelligence; (v) when the transfer is required for life protection of the data subject or any third party; (vi) when the national authority authorizes such transfer; (vii) when the transfer results in a commitment undertaken under an international cooperation agreement; or (viii) when the transfer is required for enforcement of a public policy.

Provisional Measure No. 869/2018 of December 27, 2018 (MP 869/2018) created the National Data Protection Authority (“ANPD”), with powers –among others– to ensure the protection of personal data, construe the provisions of the LGPD, and supervise, monitor and apply sanctions in relation to the compliance of LGPD regulation. In order to gain definitive effectiveness, MP 869/2018 must be converted into law.

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

Since March 2, 2016, the former WHT exemption was converted into a WHT imposition of 6% on remittances to cover travel expenses of Brazilian individuals abroad, within the parameters established by applicable law. This reduced WHT rate was effective until December 31, 2019. During 2018, while the motion for clarification was still pending, our Brazilian subsidiary deposited (via judicial deposits) the withheld amounts before the court in order to guarantee that (i) if the company is not successful in the plea before the court, the applicable WHT will be converted into income of the federal revenue, without the imposition of any fines or interest and (ii) if the company is successful in its plea, the amount corresponding to the WHT will be returned to our Brazilian subsidiary with monetary adjustments. The new Income Tax Regulation RIR/18 came into effect on November 23, 2018, repealing former Decree No. 3,000/1999. Under the new RIR/18, non-incidence of income tax withholdings on remittances abroad was reconsidered. On January 2020, our Brazilian subsidiary submitted a partial withdrawal from the writ of mandamus (judicial complaint), and abandoned the discussion in court, for the upcoming periods.

On November 26, 2019 a new Medida Provisoria 907 came into effect. According to the new regulation, new withholding tax rates were established for remittances to cover travel expenses of Brazilian individuals abroad, with progressively increased rates starting with 7.9% in 2020, 9.8% in 2021, 11.7% in 2022, 13.7% in 2023 and 15.5% in 2024.

Argentina

IT District Parque Patricios

Since 2013 we have been the beneficiary of a partial tax exemption, applicable until January 30, 2029, under Buenos Aires Municipal Law No. 2,972, which includes, among others, the turnover tax reduction. This benefit implies the reduction, from the turnover tax, of any revenue directly connected to services performed through software applied to e-commerce that are performed within the designated IT district located in Parque Patricios in the city of Buenos Aires, only when: (i) said entity/person is registered under the Information and Communications Technologies Registry; and (ii) the entity/person keeps or increases the number of employees hired at the time of registration.

Software Law Benefits & Knowledge-based-Economy Promotional Regime

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

On June 10, 2019, the Argentine government enacted Law No. 27,506 (knowledge-based economy promotional regime), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from certain specified activities. Law No. 27,506 allows companies currently benefiting from the software development law, to apply for tax benefits under Law No. 27,506, which will be effective from January 1, 2020 to December 31, 2029. Eligible companies are entitled to (i) a 15% corporate income tax rate (instead of the otherwise applicable 30% corporate income tax rate), (ii) a freeze on the taxpayer’s overall federal tax burden, (iii) a reduction in employer social security contributions and (iv) a tax credit in the amount of 1.6 times the amount payable as social security contributions. The tax credit may be used to offset federal taxes, such as value-added tax and income tax.

The above mentioned regime, however, was suspended on January 20, 2020 through a new resolution issued by Argentina’s Ministry of Productive Development until new rules for the application of the knowledge-based economy promotional regime are issued. We will analyze whether we will be eligible to benefit from the law and its related tax benefits once the new regulations are issued.

Income Tax Reform

On December 27, 2017, the Argentine Congress approved a comprehensive income tax reform effective since January 1, 2018. Among the key features, the bill: (i) reduces the 35% income tax rate to 30% for 2018 and 2019, and to 25% as from 2020; (ii) imposes a dividend withholding tax paid by an Argentine entity of 7% for 2018 and 2019, increasing to 13% as from 2020; and (iii) repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

On December 23, 2019, the Argentine Congress enacted a law which maintains the corporate income tax rate of 30% for two more years, instead of reducing the rate to 25% as established under the previous law. The law also maintains the dividend withholding tax rate of 7% for two more years, instead of applying the 13% rate as previously established.

Tax on Export of Services

In September 2018, the Argentine government issued the Decree 793/2018 which established a temporary withholding on exports of services of 12% with a maximum limit of AR$ 4 per each dollar of the export invoice amount. This withholding on exports of services was applicable for exports of years 2019 and 2020. On December 2019, Decree No. 99/2019 reduced the percentage from 12% to 5% without limit of Argentine pesos per dollar, to become effective since January 1, 2020 until December 31, 2021.

New Tax for an Inclusive and Solidarity Argentina (PAIS)

Effective as of December 23, 2019, a new tax (Tax for an Inclusive and Solidarity Argentina (PAIS)) was created in Argentina. The new 30% tax applies on the purchases by Argentinean residents of foreign services through credit and debit cards; services to be provided outside Argentina, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and the acquisition of international passenger transport services (by land, air, aquatic and road).

Uruguay and Others

We operate as a free trade zone user of the Zonamerica Free Trade Zone in Montevideo, Uruguay (the “Free Trade Zone”), under Law No. 15,921 and its corresponding regulations. No domestic Uruguayan tax whatsoever applies in the Free Trade Zone, except for social security contributions for any Uruguayan employees. No social security contributions are required for non-Uruguayan employees, so long as they do not exceed 25% of the personnel working in the facility located in the Free Trade Zone. In addition, the inflow of goods and services to the Free Trade Zone, as well as their outflow abroad, are tax exempt. The movement of goods and services into a Free Trade Zone from a non-Free Trade Zone Uruguayan territory is treated as an export and therefore also exempt from VAT and the Specific Internal Tax (Impuesto Específico Interno or “IEI”). On the other hand, if goods are introduced into a non-Free Trade Zone Uruguayan territory from a Free Trade Zone, the corresponding import tax will apply. Exporting services from a Free Trade Zone to a non-Free Trade Zone Uruguayan territory is generally prohibited. However, in 2016, our Uruguay subsidiary located in the Free Trade Zone was authorized by the Ministry of Economy in Uruguay to have limited operations with a related party located in Uruguay. By law, the Uruguayan state is liable for damages if the tax exemptions, benefits and rights of users of Free Zones granted pursuant to the law are not fulfilled during the term of their contracts.

We operate as a free trade zone user in Bogotá, Colombia under Decree 2147. Based on the regime, we receive certain tax benefits, consisting primarily of a reduced income tax rate.

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

Other Recent Argentine Regulations

Productive Financing Law. The Argentine Congress passed Law No. 27,440 on May 9, 2018, which amends the existing Argentine Capital Markets Law, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among other complementary and relevant legislation, in an effort to update the applicable legal framework and fostering the development of the Argentine capital markets. Law No. 27,440 seeks to increase the base of investors and companies which take part in the capital markets, promoting productive financing for all players in the market but with special focus on micro-, small- and medium-sized companies, creating a regimen which promotes and eases financing to such companies. Furthermore, the Law No. 27,440 amends certain tax provisions, derivatives regulations and certain financial inclusion program.

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

Welfare Reform Law. On December 18, 2017, the Argentine Congress passed the Welfare Reform Law as Law No. 27,426 which seeks to comprehensively reform of the Argentine welfare system, including modifications to the basic formula for the periodic adjustment of retirement earnings, pensions and social plans. The Welfare Reform Law also modified the Labor Law No. 24.241 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings.

Tax Reform. On December 27, 2017, the Argentine Congress approved a Tax Reform as Law No. 27,430, which is intended to eliminate certain of the existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining its medium- and long-term efforts aimed at restoring fiscal balance. The reforms will gradually come into effect within a five-year term from 2018 until 2022, as part of a larger program to increase the competitiveness of the Argentine economy as well as employment and diminish poverty on a sustainable basis.

Fiscal Consensus Laws. On December 21, 2017, the Argentine Congress passed the Fiscal Consensus Law No. 27,429. This law was based on an agreement signed on November 16, 2017 between the Argentine government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. On December 4, 2018, the Argentine Congress passed a new Fiscal Consensus Law, as Law No. 27,469, which modifies some aspects of the previous Law, such as the suspension of the prohibition on increasing the tax rate of the personal assets tax and it also suspends, for a period of one year, the commitment of the provinces to reduce the stamp tax rates. Additionally, on January 29, 2020 by means of Law No. 27,542, the Argentine Congress approved the agreement reached between the federal government and provincial governments on December 17, 2019, amending the tax consensus in order to suspend reductions on certain provincial taxes until December 31, 2020.

Decree No. 27/2018 (Decreto de Necesidad y Urgencia) on Debureaucratization and Simplification: On January 2018, the Executive Branch issued necessity and urgency Decree No. 27/2018 on Debureaucratization and Simplification. With this measure, the Argentine government seeks to reduce the amount of processes companies must complete to be able to operate in the country, seeking to be more efficient and accelerate processing. On May 30, 2018, the Argentine Congress passed the Law 27,444, Law 27,445 and Law 27, 446 in replacement of the Decree No. 27/2018. Although such Laws maintain most of the basic modifications introduced by the Decree, certain measures were left aside of the laws’ content and therefore, repealed.

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

We have established provisions for such disputes and proceedings in an aggregate amount of $6.4 million as of December 31, 2019. We record a provision in our balance sheet for losses arising from litigation based on an evaluation of the likelihood of loss by our external and internal legal counsel, the progress of related proceedings, the history of losses in similar cases and the individual analysis of each contingency. We record provisions for contingencies based on probable loss or when so required under accounting rules. We do not reserve provisions for possible and remote losses.

We are currently not a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition and results of operations, other than as set forth below.

Brazil

On June 25, 2014, the National Association of Citizenship and Consumer Defense (“ANADEC”) filed a public civil action against our Brazilian subsidiary to (i) dispute the validity of cancellation clauses which establish a penalty in a percentage higher than 20% of the price paid by the consumer; and (ii) request the return of the amounts paid by all consumers above this percentage. We successfully defended this claim in the trial court and the ANADEC appealed the decision. On May 10, 2018, in the context of another civil class action filed by the Public Attorney’s Office of São Paulo against ANADEC, an Appeal Court decided to dissolve ANADEC.

Between May and July 2016, Booking.com filed several complaints against us before various public offices: Public Prosecution Office of the State of Rio Grande do Sul, Public Prosecution Office of the State of São Paulo, Consumer Defense Office of the State of Rio de Janeiro, Consumer Defense Office of the State of São Paulo (“PROCON”), Consumer Defense Office of the Department of Justice, Consumer Defense Committee of the Legislative Assembly of the State of Rio de Janeiro and the Public Prosecution Office of the State of Rio de Janeiro. Booking.com alleged that (i) we offered higher prices to Brazilian consumers than those offered to foreign consumers for the same accommodation during the same period of time (“geopricing”) and (ii) we made accommodations unavailable for Brazilian consumers whereas foreign consumers were allowed to book the same accommodations (“geoblocking”). Based on these allegations, Booking.com requested that the public prosecution offices order us to pay penalties and/or to initiate public civil actions against us in order to prevent the alleged practices. We presented our administrative defenses to all claims. Such complaints resulted in investigation proceedings with the respective authorities.

In June 2018 the Consumer Defense Office of the Department of Justice issued a decision against Decolar and condemned it to pay a fine in the amount of R$7.5 million, on the grounds of alleged geopricing and geoblocking practices and obligated Decolar to cease such practices. We appealed such decision. The proceeding filed before PROCON originally closed in favor of Decolar; however, on January 23, 2020, the same Office issued a new resolution imposing a fine against Decolar in the amount of R$1.2 million. As of the date of this Annual Report, Decolar already filed its defense, which evidences the inconsistencies in PROCON’S resolution, especially considering the former favorable decision. We are currently waiting for PROCON’s the decision.

In January 2018, the Public Prosecutor’s Office of the State of Rio de Janeiro filed a public civil action against us in the Rio de Janeiro court. This complaint also refers to the alleged geopricing and geoblocking practices in detriment to Brazilian consumers and seeks the cessation of the practice and payment of damages. We filed our defense on

March 20, 2018 and provided evidence that we weren’t engaging in those alleged practices, however the Rio de Janeiro Public Attorney Office requested to the court the suspension of the injunction granted to Decolar, not to seal (classify) Decolar’s defense, and make public available Decolar’s defense documentation. Decolar appealed and the court kept its defense sealed and private; however the court decided to start the phase of “expert examination”, which has not started yet.

Although we believe our Brazilian subsidiary has meritorious defenses to this lawsuit and administrative proceedings, we cannot assure you what the ultimate outcome of this matter will be. The final resolution of these claims, which could take several years, is not likely to have a material effect on our financial position or results of operations.

Argentina

On June 28, 2017, the Sindicato Empleados de Comercio de Capital Federal (Union for Employees of the Commercial Sector in the City of Buenos Aires, or “SECCF”) filed a lawsuit against our Argentine subsidiary, Despegar.com.ar, in which SECCF demanded the application of its collective labor agreement to all of the employees of the subsidiary. According to SECCF’s claim, Despegar.com.ar should have withheld and transferred to SECCF an amount equal to 2% of the gross monthly salaries of all of its employees for the period from October 2011 through October 2016. As a result, SECCF seeks payment of approximately AR$18 million. On April 19, 2018 SECCF filed a new claim, similar to the previous one, but against La Inc S.A.—an Argentine subsidiary company that had already been merged with Despegar.com.ar several months before. In this new claim, SECCF sought an amount equal to the 0.5% of the gross monthly salaries of La Inc’s employees for certain periods (July and August, 2012; September, 2013; and March, 2015 to the present).

We filed both responses in a timely manner, rejecting all the claims, with similar defenses. On May, 2019 we reached a settlement with SECCF in both proceedings, in which we accepted to execute a new labor collective agreement with the union, including certain employees, and the union agreed to withdraw these claims. The new collective agreement comes into effect beginning as of April 2020.

As in Brazil, Booking.com filed two claims in Argentina accusing our Argentinian subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claims were filed before the National Consumer Protection Office (August 2019), and the National Unfair Competition Office (November 2019). In the first claim, Despegar filed its response rejecting plaintiff’s allegation and introducing a counterclaim, asserting that it was Booking.com and not Despegar who carried out misleading practices against consumers. We also accused Booking of lacking the compulsory license granted by the Tourism Ministry to sell tourism products in Argentina. On December 23, 2019 the National Consumer Protection Office rejected the claim filed by Booking and ordered an investigation against it, to be carried out before the National Ministry of Tourism; however, the decision may still be appealed by Booking. In the second claim (filed before the National Unfair Competition Office in November 2019) we filed our response rejecting plaintiff’s allegation on the same basis used on the case before the Consumer Protection Office. The Unfair Competition Office is in the process of collecting evidence. We believe that the final resolution of this claim is not likely to have a material effect on our financial position or results of operations.

C.	Organizational Structure

Despegar.com, Corp. is a holding company organized in the British Virgin Islands, which owns, directly or indirectly, all of our operating subsidiaries. The diagram below depicts the organizational structure of our key subsidiaries:

Despegar Group corporate structure (as of February 2020)

Despegar.com, Corp. (BVI)
Decolar.com, Inc. (USA)
Despegar.com.ar S.A. (Argentina)
Decolar.com Ltda. (Brazil)
Despegar.com México, S.A. de C.V.
Despegar Colombia S.A.S.
Despegar.com Chile SpA.
Despegar.com Perú S.A.C.
DespegarEcuador S.A.
Satyica S.C.A. (Uruguay)
Baduney S.A. (Uruguay)
Holidays S.A. (Uruguay)
Viajes Despegar.com O.N.L.I.N.E. S.A. (Costa Rica)
Despegar.com USA, Inc.
Viajes Falabella SpA. (Chile)
Viajes Falabella S.A.C. (Peru)
Agencia de Viajes y Turismo Falabella S.A.S. (Colombia)
Rivamor S.A. (Uruguay)
Despegar Servicios, S.A. de C.V. (Mexico)
Servicios Online S.A.S. (Colombia)
Travel Reservations S.R.L. (Uruguay)
Servicios Online 3351 de Venezuela, C.A.
Tecnobelt S.A. (Uruguay)
(1)
Desonproc S.L.U. (Spain)
(2)
References:
Travel agency
Service provider
Holding company
(1) In liquidation.
(2) Planned to be disolved in 2020.

D.	Property, Plants and Equipment

The following table shows the location of our significant leased offices and customer service centers, and the term of the leases under which they operate.

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Buenos Aires Argentina	Argentina operation and regional functions	Avenida Corrientes 746	2,030	02/28/2023

Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 999, 2 Floor	4,422	08/31/2021

Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 1069, 5 Floor	1,203	05/21/2022

La Plata, Buenos Aires Argentina	Argentina operation	Camino Centenario esq. 511, La Plata	2,600	08/31/2022

Bogotá, Colombia	Colombia operation and customer service center	Interior 101, Manzana 15, Carretera 106 Nbr. 15A-25, Free Trade Zone	1,754	02/23/2021

Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	2,092	09/14/2020

Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajuá 219	5,600	08/16/2023

We also own two properties: (i) an approximately 2,077 square meter facility at Jujuy 2013 in the Parque Patricios tech district of Buenos Aires, Argentina, which houses part of our Argentina operations including IT support, and (ii) an approximately 223 square meter facility on Avenida Francisco de Miranda in Caracas, Venezuela, which houses our Venezuela operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers.

During 2019, 2018 and 2017, we had approximately 5.2 million, 5.3 million and 4.6 million travel customers, respectively. For the years ended December 31, 2019, 2018 and 2017, our gross bookings were $4.7 billion, $4.7 billion and $4.4 billion, respectively.

We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. In 2019, 38% and 62% of our total revenue derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2018, 40% and 60% of our total revenue derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively, while in 2017, 46% and 54% of our total revenue derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively.

We primarily generate revenue as a result of our facilitation services to our travel suppliers and travel customers.

Our primary sources of revenue are:

•

commissions earned from facilitation services to travel suppliers, including facilitating reservations of flight tickets, hotel accommodations, car rentals, vacation packages and other travel-related products and services;

•

service fees charged to travel customers for facilitation services including the handling and processing selected travel products, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes;

•	override commissions or incentives from travel suppliers and GDS providers if certain performance conditions are met; and

•	advertising revenues from the sale of advertising placements on our websites.

We operate under two business models: the Pre-Pay/Merchant Business Model and the Pay-at-Destination/Agency Business Model. Under the Pre-Pay/Merchant Business Model, we generally receive the entire amount of the travel product sold up front at the time of booking, which comprises (i) the value of the travel product set and offered by the travel supplier, of which we retain the commission agreed with the travel supplier, and (ii) the service fee amount we charged to travel customers for the facilitation services. Under the Pay-at-Destination/Agency Business Model, except for the amount corresponding to service fees charged by the travel supplier which is paid upfront, travel customers pay the travel supplier directly at destination. Commissions from travel suppliers are paid directly to us by travel suppliers, generally after they use the travel service.

For the years ended December 31, 2019, 2018 and 2017, we generated:

•	revenue of $524.9 million, $530.6 million and $523.9 million, respectively;

•	operating (loss) / income of $(8.9) million, $45.4 million and $71.2 million, respectively;

•	net (loss) / income of $(20.9) million, $19.2 million and $42.4 million, respectively; and

•	Consolidated Adjusted EBITDA of $25.6 million, $67.6 million and $89.4 million, respectively.

In May 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for ordinary shares of Despegar.com, Corp., a business company incorporated in the British Virgin Islands to create a BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a subsidiary of Despegar.com, Corp. The consolidated financial information as of December 31, 2016 and 2015, and for the three years ended December 31, 2017, 2016 and 2015, to the extent related to the events and periods prior to May 3, 2017, are the consolidated financial information of Decolar.com, Inc., which is our predecessor for accounting purposes.

Novel Coronavirus 2019 (COVID-19)

The ongoing COVID-19 pandemic is disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operations and cash flows. As conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have on our Company.

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has rapidly spread across the globe and is impacting worldwide economic activity and –in particular– the travel industry. Countries around the world, including in Latin America, have adopted extraordinary measures to stem the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. Depending on how the spread of the virus evolves, governments may extend these measures for longer periods.

The impact to date of the COVID-19 pandemic on global economic conditions and on the travel industry has been sudden and severe. The pandemic has significantly increased economic uncertainty and is likely to cause a global recession. Moreover, leisure travel across the world has come to a virtually immediate and complete halt during the past weeks. We cannot predict how long the COVID-19 pandemic will continue or how long current or future travel restrictions will remain in place.

Demand for travel began showing early initial signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spreading of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented measures to limit the spread of the virus. Since mid-March, we began experiencing—and continue to experience—an almost complete stoppage in new travel booking, and a spike in customer cancellations or reschedulings of existing bookings for substantially all near term travel. During the second half of the month of March of this year, our gross bookings have declined by over 95% as compared to the comparable period of last year. We estimate that revenues for the month of March 2020 amounts to approximately $2.2 million, a decline of 93% as compared to the previous month, and revenues for the first quarter of 2020 amounts to approximately $78.2 million, a decline of 41% as compared to the same quarter of the previous year. See note 26 to our consolidated financial statements. In addition, we have incurred additional customer service costs in connection with servicing travelers affected by the outbreak, which also has a negative impact on our results of operations. We are also evaluating impairments on goodwill and investments, and we may recognize allowances in relation to advance payments to travel suppliers. Consequently, despite strong results during the months of January and February, we expect that our net income, Adjusted EBITDA and cash flows from operating activities will be adversely affected during the first quarter of 2020.

On March 20, 2020, we withdrew our guidance for the first quarter of 2020, until there is a better understanding of the duration and depth of significantly reduced travel demand resulting from the COVID-19 pandemic and governments’ extraordinary measures. Because the extent of the COVID-19 pandemic and its impact on travel across the world cannot be predicted at this time, the full extent to which COVID-19 will impact our business, results of operations and cash flows is currently unknown. Although we have not previously experienced such an unprecedented decline in travel demand, we believe that the severity of the impact on our Company will depend, to a large extent, on how long the crisis continues. Based on current conditions and the foreseeable scope and extension of the governments’ measures, we expect a more significant impact to our financial performance for the second quarter of 2020, primarily because we expect the crisis to continue for at least significant part of the second quarter. We do not expect our financial performance to improve until travel consumers are able and willing to resume travel plans and travel suppliers are able and willing to resume their operations and product offerings, which will depend to a large degree, on health concerns from the pandemic subsiding and on the recovery of economic conditions.

We are taking significant measures to mitigate the impact of the crisis on our Company. Among other measures, we are prioritizing the health and safety of our employees, which have been working remotely since the middle of March, even before mandatory quarantines were imposed. We are also focusing on our customer service efforts to address the increased need of our travel customers, in particular with changes to their travel plans and arrangements. For that purpose, the Company has (i) reallocated employees to customer support care, doubling the number of representatives handling inbound calls; (ii) improved the automation capabilities of digital channels to assist clients; and (iii) provided customers with flexible conditions to reschedule their travel plans and, in some cases, cancelling their existing travel bookings.

Additionally, we are taking steps to significantly reduce non-critical expenditures and readjusting structural costs to deliver savings and preserve cash, including (i) temporarily reducing salaries of the senior and middle management; (ii) suspending bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating the capture of synergies from the acquisitions of Viajes Falabella; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing all contracts and commitments; and (viii) deferring non-critical capital expenditures. In addition, the Company has also reduced its marketing investments. We expect these measures to significantly reduce our expenses during 2020.

Key Trends and Factors Affecting Our Business

We believe that our results of operations and financial performance will be driven primarily by the following long-term trends:

•

Growth in and Retention of our Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. We have grown our travel customer base from 2.7 million travel customers booking travel with us in 2012 to 5.2 million in 2019. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. In 2019 and 2018, approximately 64% and 61%, respectively, of our travel customers had completed previous purchases on our platform.

•

Cross-Selling: Our financial results are also driven by our ability to cross-sell and increase the number of products that we are able to sell in connection with each trip, which allows us to increase our revenue from each transaction without incurring the costs of acquiring additional travel customers.

•

Changes in Product Mix and New Product Offerings: In addition to the total volume of transactions, our operating results also vary depending on product mix. In particular, packages and hotels tend to have higher margins than air travel. In addition, we continually seek to expand our product offerings, whether by adding new product categories, such as our introduction of our bus, local concierge and vacation rentals products, which may have higher or lower margins than our overall business, or by the ongoing expansion of our travel supplier base.

•

Packages as a driver of business growth: A key strategy of our business for the coming years, is to increase our proprietary activities, in both forms allotments and tour operations, which allow as to generate higher margins, but is associated with inventory risk. We believe we have the capability to appropriately manage this inventory.

•

Shift to Mobile Transactions: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2019 and 2018, mobile accounted for approximately 60% and 61%, respectively, of all of our user visits, and approximately 39% and 34%, respectively, of our transactions were completed on our mobile platform, complementing our desktop website traffic. In addition, the number of transactions via mobile and other platforms increased by approximately 17.6% in 2019 compared to 2018. During 2019, we increased our travel customers in mobile devices by approximately 14%. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.

•

Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2019, our selling and marketing expenditures increased 8% compared to 2018.

Key Business Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Year Ended December 31,
	2019	2018	% Change	2018	2017	% Change
	(in thousands)			(in thousands)
Operational
Number of transactions
By country
Brazil	4,121	4,230	(3)	4,230	3,713	14

	Year Ended December 31,
	2019	2018	% Change	2018	2017	% Change
	(in thousands)			(in thousands)
Argentina	2,324	2,378	(2)	2,378	2,264	5
Other	4,233	3,785	12	3,785	3,079	23

Total	10,678	10,393	3	10,393	9,056	15
By segment
Air	6,220	5,945	5	5,945	5,285	12
Packages, Hotels and Other Travel						18
Products	4,458	4,448	NM	4,448	3,771

Total	10,678	10,393	3	10,393	9,056	15
Gross bookings	$4,734,257	$4,715,325	NM	$4,715,325	$4,454,548	6

Financial
Consolidated adjusted EBITDA (unaudited)	$25,562	$67,644	(62)	$67,644	$89,354	(24)
Adjusted Segment EBITDA
Air	3,346	27,790	(88)	27,790	58,397	(52)
Packages, Hotels and Other Travel
Products	36,546	37,739	NM	37,739	31,341	20
Unallocated	(14,330)	2,115	NM	2,115	(384)	NM

Note: “NM” denotes not meaningful.

Number of Transactions

The number of transactions for a period is an operating measure that represents the total number of travel customer orders completed on our platform in such period. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with travel customers in each of the countries where we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our travel customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.

Gross Bookings

Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period. We generate substantially all of our revenue from commissions and other incentive payments paid by our travel suppliers and service fees paid by our travel customers for transactions through our platform, and, as a result, we monitor gross bookings as an important indicator of our ability to generate revenue.

Adjusted Segment EBITDA

We measure our segment’s performance by our Adjusted Segment EBITDA. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash. Adjusted Segment EBITDA is calculated, with respect to each segment, as our net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense. See note 24 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.

Consolidated Adjusted EBITDA

We define Consolidated Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

We believe that Consolidated Adjusted EBITDA, a non-GAAP financial measure, provides useful supplemental information to investors about us and our results. Consolidated Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Consolidated Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the online travel industry. We also believe that Consolidated Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on our results.

Consolidated Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP. Consolidated Adjusted EBITDA has limitations as an analytical tool, including:

•	Consolidated Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•

Consolidated Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•	Consolidated Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Consolidated Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although stock-based compensation is a non-cash charge, Consolidated Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; and

•	other companies may calculate Consolidated Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Consolidated Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with U.S. GAAP and reconciliation of Consolidated Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income.

The table below provides a reconciliation of our net (loss) / income to Consolidated Adjusted EBITDA:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Net (loss) / income	$(20,910)	$19,154	$42,366
Add (deduct):
Financial expense/ (income), net	17,215	19,167	16,879
Income tax (benefit) / expense	(5,225)	7,069	11,994
Depreciation expense	6,659	4,985	5,075
Impairment of long-lived assets	—	363	—
Amortization expense	16,137	10,140	8,751
Stock-based compensation expense	11,686	6,766	4,289

Consolidated Adjusted EBITDA (unaudited)	$25,562	$67,644	$89,354

Components of Results of Operations

Revenue

Our revenue is primarily generated from the commissions we charge for the facilitation services we provide to travel suppliers and travel customers, to book reservations of flight tickets, hotel accommodations, car rentals, vacation packages and other travel-related products and services, which include (i) the handling and processing of selected travel products, (ii) the facilitation of payment processing, and (iii) limited post-booking services related to handling minor inquiries or minor administrative changes. To a lesser extent, we also derive our revenue from override commissions or incentives from travel suppliers and GDS providers (if certain performance conditions are met), and the sale of advertisement spaces in our website.

The structure of our fees and commissions varies significantly by product. Travel supplier incentives take several forms, including upfront commissions, back-end commissions and other bonuses based on satisfying volume targets for certain travel suppliers, as well as certain payments from our GDS suppliers and other travel suppliers. Service fees from our travel customers may vary based on a number of factors, including the type of product, destination and point of sale and promotional activities.

We operate under two business models: the Pre-Pay/Merchant Business Model and the Pay-at-Destination/Agency Business Model. Under the Pre-Pay/Merchant Business Model, we generally receive the entire amount of the travel product sold upfront at the time of booking, which comprises (i) the value of the travel product set and offered by the travel supplier, from which we retain the commission agreed with the travel supplier, plus (ii) the service fee we charge to travel customers for the facilitation services. Under the Pay-at-Destination/Agency Business Model –except for the service fees which are charged upfront–, travel customers pay the travel supplier directly at destination. Commissions from travel suppliers are paid directly to us by travel suppliers, generally after the travel customer uses the travel service. Under both business models, we recognize revenue upon the transfer of control of the promised facilitation services to travel customers and travel suppliers, in an amount that reflects the consideration we expect to be entitled to, in exchange for those facilitation services. We have determined that our customers (travelers and travel suppliers) obtain control of the promised facilitation services at the time the corresponding booking is completed. See Note 3 to our audited consolidated financial statements.

Payments received for cancellable or refundable transactions (pursuant to the terms and conditions of the travel products set by travel suppliers), are considered as “variable”, and we record a provision for cancellations against such revenue, based on past objective historical experience.

Under both business models, we have determined that net presentation (the amount billed to the traveler minus the amount paid to the travel supplier) is appropriate for the majority of our revenue transactions because the travel supplier is primarily responsible for providing the underlying travel services. We do not control the service or travel product provided by the travel supplier to the traveler, and we do not bear inventory risk. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from travel customers (which are therefore excluded from revenue). We occasionally present our revenue on a gross basis for some bookings where we pre-purchase flight seats. These transactions have been limited to date.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have a contract with Expedia and its affiliates to offer through our platform hotel and other lodging products for all countries outside of Latin America. The contract establishes agreed payment terms. In each of the years 2019, 2018 and 2017, 8.4%, 9.2% and 9.1% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” and note 17 of our audited consolidated financial statements. Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with travel suppliers; however, we cannot assure you that we will not experience more volatility in the future.

Cost of Revenue

Cost of revenue consists of (1) credit card processing fees, (2) fees that we pay to banks relating to the travel customer financing installment plans that we offer, (3) the costs of operating our fulfillment center, customer service and risk management, (4) costs borne by us as a result of credit card chargebacks, including those related to fraud, (5) claims against us under consumer protection laws, (6) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and sales taxes (which are deducted from our revenue) (7) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue, and (8) depreciation of property, plant and equipment related to our operation.

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

General and Administrative

General and administrative expense consists primarily of personnel expenses for management, including both senior management and local managers, and employees involved in general corporate functions, including finance, accounting, tax, legal, human resources and commercial analysts, our stock-based compensation expenses for grants to members of our management team and professional and consulting fees. General and administrative expense also includes a portion of the overhead distributed based on the percentage of our employees attributable to general and administrative (for example, rent, facilities and depreciation). General and administrative expense also includes bad debt expense that we recognize relating to the risk that we are unable to collect receivables from certain travel suppliers.

Technology and Product Development

Technology and product development expense includes the costs of developing our platform, as well as information technology costs to support our infrastructure, back-office operations and overall monitoring and security of our networks. This expense is principally comprised of personnel, and depreciation and amortization of technology assets, including hardware, and purchased and internally-developed software. Technology and product development expense also includes a portion of the overhead expense for our facilities, based on the percentage of our employees attributable to technology and product development. During 2019, 2018 and 2017, we capitalized $22.9 million, $13.5 million and $12.9 million, respectively, for internal-use software and website development costs.

We classify our supplier relationships as a component of the products that we offer to our travel customers and, accordingly, our costs of acquiring and maintaining supplier relationships, including the costs of our personnel engaged in supplier relationships, are included as a component of technology and product development expense.

Financial Income / (Expense)

Our functional currency and the functional currency of certain of our subsidiaries, including our U.S., Uruguay, Ecuador, Venezuela and Argentina (beginning July 1, 2018) subsidiaries, is the U.S. dollar. The functional currency of our other subsidiaries is their respective local currency. Gains and losses resulting from transactions by each subsidiary in non-functional currency are included in financial income / (expense). Financial income / (expense) also includes gains and losses on certain derivative financial instruments that we use from time to time, to manage our exposure to foreign exchange volatility.

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

Our travel customers typically finance their purchases by using installment plans offered by third-party financial institutions. Our agreements with local and regional banks allow us to offer travel customers the possibility of installment payment plans without assuming collection risk from the travel customers and receive payment in full (provided we choose not to factor such installment payments). We do not provide any type of financing by ourselves. Our partnering local and regional banks establish, offer and administer any financing plan to travelers. When travel customers make purchases using installment plans, the facilitating bank bears the full risk that the travel customer will actually make the required installment payments.

Regardless of any financing or installment agreement offered by the banks, for transactions in certain territories, we generally receive full payment of our commissions and service fees within less than one month after the travel customer completes the booking in our platforms, in an amount that reflects its cash-selling price. We typically receive payment before travel occurs. In other territories, such as in Brazil, we generally receive payment from the financing bank only after each scheduled payment is due from the travel customer regardless of the fact that the travel customer actually makes the scheduled payments. We generally receive payment before or when the travel occurs. In some cases, we elect to factor or discount installment receivables, allowing us to receive the payment of the purchase price more quickly.

For the years ended December 31, 2019 and 2018, more than 57% of our transactions were completed using an installment plan offered by a financial institution.

We maintain revolving credit facilities in certain jurisdictions, and the associated interest expense is also included in financial income / (expense). As of December 31, 2019, we had outstanding borrowings of $19.2 million under these facilities.

Income Tax Expense

As a Delaware corporation, our predecessor and subsidiary Decolar.com, Inc. is subject to taxation in the United States. In May 2017, the stockholders of Decolar.com, Inc. exchanged their shares for newly issued shares of Despegar.com, Corp. Although Despegar.com, Corp. is organized in the BVI, as a result of the exchange, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, Despegar.com, Corp. is treated for U.S. federal tax purposes as a U.S. corporation and, accordingly, Despegar.com, Corp. is subject to U.S. federal income tax on its worldwide income, at a maximum rate which was reduced from 35% to 21% effective January 2018.

We are subject to foreign taxes in the multiple jurisdictions where we operate. In Brazil and Argentina, the income tax statutory rates are 34% and 30%, respectively. In certain jurisdictions, we have outstanding net operating losses from prior periods.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year Ended December 31,
	2019		2018
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$201,638	38.4	$214,804	40.5	(6.1)
Packages, Hotels and Other Travel Products	323,238	61.6	315,810	59.5	2.4

Total revenue	524,876	100.0	530,614	100.0	(1.1)
Cost of revenue	179,565	34.2	172,110	32.4	4.3

Gross profit	345,311	65.8	358,504	67.6	(3.7)
Operating expenses
Selling and marketing	187,894	35.8	174,357	32.9	7.8

	Year Ended December 31,
	2019		2018
	(in thousands)
General and administrative	92,962	17.7	67,240	12.7	38.3
Technology and product development	73,375	14.0	71,154	13.4	3.1
Impairment of long-lived assets	—	—	363	0.1	NM

Total operating expenses	354,231	67.5	313,114	59.0	13.1

Operating (loss) / income	(8,920)	(1.7)	45,390	8.6	NM
Financial income	7,944	1.5	7,621	1.4	4.2

Financial expense	(25,159)	(4.8)	(26,788)	(5.0)	(6.1)

Net (loss) / income before income taxes	(26,135)	(5.0)	26,223	4.9	NM
Income tax benefit / (expense)	5,225	1.0	(7,069)	(1.3)	NM

Net (loss) / income	$(20,910)	(4.0)	$19,154	3.6	NM

Note: “NM” denotes not meaningful.

Revenue

Revenue decreased from $530.6 million in 2018 to $524.9 million in 2019, primarily a result of:

•

a decrease of $18.4 million in commission and service fees, especially in hotels products, due to a decrease in demand caused principally by the challenging macroeconomics conditions in Argentina, Brazil and Chile during 2019, which included currency devaluations of 59%, 4% and 8%, respectively, and, to a lesser extent, due to a reduction in travel customer fees and discounts in packages transactions to support market share growth;

•

a decrease of $10.0 million in incentives received from airlines and hotel, as a result of lower demand, especially during the first half of 2019 due to the Argentine peso devaluation and the suspension of operations of a Brazilian low cost airline; and

•	an increase in deferred revenues of $1.6 million generated from the launch in August 2019 of our loyalty program in Brazil.

The decrease was partially offset by:

•	the consolidation of Viajes Falabella business since the dates of acquisition in June and July of 2019, which generated an increase of $20.5 million in revenue; and

•	an increase of $3.4 million in breakage revenue of car rentals and destination services suppliers.

The following is a discussion of our revenue broken down by our two business segments: Air; and Packages, Hotels and Other Travel Products.

Air Segment. The revenue in our Air segment decreased by 6%, to $201.6 million in 2019 from $214.8 million in 2018, primarily due to:

•

the decrease of $11.6 million in commission and service fees, mainly due to lower pricing offered by airlines which affected our commission, causing a decrease of 10% in average revenue per transactions; and

•	the decrease of $5.9 million in incentives received from airlines, as a result of less volume bonus due to lower travel demand.

The decrease was partially offset by $4.8 million of revenues from the consolidation of Viajes Falabella since the dates of the acquisition.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment increased by 2%, to $323.2 million in 2019 from $315.8 million in 2018. The increase was primarily generated due to:

•	$15.7 million of revenues from the consolidation of Viajes Falabella since the dates of acquisition; and

•	an increase of $3.4 million in breakage revenue from car rentals and destination services suppliers.

This increase was partially offset by:

•	a decrease of $8.4 million in commission and service fees, due to lower prices, especially in hotels transactions, and discounts in packages transactions; and

•	a decrease of $4.1 million in incentives received from suppliers, as a result of less volume bonus due to lower travel demand.

The following presents a breakdown of our revenue by: commissions, incentives and fees; advertising; commissions for the release of aged payables; and deferred revenue.

	Year Ended December 31,
	2019	2018
	(in thousands)
Commissions, incentives and fees(1)	$495,867	$504,287
Advertising(1)	15,063	15,170
Breakage revenue	9,871	6,476
Sales as principal	5,694	4,681
Deferred revenue	(1,619)	—

Total revenue	$524,876	$530,614

(1)	Net of sales tax.

The following table presents a breakdown of our revenue for commissions, incentives and fees by: pre-pay model; pay-at-destination model; and other.

	Year Ended December 31,
	2019	2018
	(in thousands)
Pre-pay model	$407,258	$415,812
Pay-at-destination model	13,130	20,143
Other(1)	75,479	68,332

Total commissions, incentives and fees revenue	$495,867	$504,287

(1)	Primarily includes incentives from our travel suppliers, primarily airlines and GDSs.

Our revenue from our pre-pay model decreased by 2% in 2019 mainly due to lower prices and currency devaluation in Argentina, Brazil and Chile; partially offset by our increased promotional activity to take advantage of higher demand for sales in installments.

Our revenue from our pay-at-destination model decreased by 35% in 2019, mainly due to a decrease in the revenue per transaction caused by the currency devaluation in Argentina, Brazil and Chile, a decrease in the number of transactions, and a shift from international to domestic transactions, which frequently involve pre-pay transactions.

Other revenue increased by 10% in 2019, mainly due to an increase in revenue from GDSs and an increase of international transactions, especially during December 2019 when Argentine travel customers purchased tickets and booked hotels in advance, before the implementation of the new tax PAIS, which led to an increase of incentives.

Cost of Revenue

Cost of revenue increased 4% from $172.1 million in 2018 to $179.6 million in 2019. The increase was primarily a result of:

•

an increase of $3.6 million in the cost of installments in Argentina, as a consequence of the application of higher interest rates applied due to the challenges of the country’s macroeconomic conditions, combined with the increase of purchases in installments by Argentine travel customers;

•	an increase of $4.2 million due to the consolidation of Viajes Falabella from the dates of acquisition; and

•	an increase of $2.3 million in expenses generated for the rescheduling of passengers that were affected by the suspension of operations of a Brazilian low cost airline.

This was partially offset by the decrease of $3.2 million in operations costs, due to the implementation of cost reduction efforts beginning in October 2019.

As a percentage of revenue, cost of revenue represented 32.4% in 2018 and 34.2% in 2019.

Gross Profit

Gross profit decreased 4% from $358.5 million in 2018 to $345.3 million in 2019, mainly due to:

•	lower commissions and service fees which were affected by macroeconomic conditions and currency depreciation;

•	lower incentives as a consequence of the lower travel demand, which prevented us from achieving our incentive targets; and

•	the losses generated from travel customer claims in Brazil due to the suspension of operations of a Brazilian low cost airline.

As a percentage of revenue, gross profit represented 67.6% in 2018 and 65.8% in 2019.

Selling and Marketing

Selling and marketing expense increased from $174.4 million in 2018 to $187.9 million in 2019, an increase of 8%. The increase was mainly a result of our continued investments to build brand awareness and to increase market share, partially offset by the effects of currency depreciation on costs, lower marketing expenditures, and the implementation of some efficiencies in our marketing strategy.

In addition, during 2019 we began consolidating Viajes Falabella since the dates of acquisition, which resulted in a $9.1 million increase in expenses, and launched the new Despegar brand (new logo and corporate image), which required an investment of $8.6 million in communications and advertising campaigns. This was partially offset by a reduction of $4.2 million in expenses from the implementation of efficiencies in our marketing strategy.

As a percentage of revenue, selling and marketing expense increased from 32.9% in 2018 to 35.8% in 2019.

General and Administrative

General and administrative expense increased 38% from $67.2 million in 2018 to $93.0 million in 2019. The increase was due to:

•	an increase of $7.3 million relating to the new tax for export of services implemented in Argentina in 2019;

•	an increase of $6.6 million relating to the consolidation of Viajes Falabella since the dates of acquisition;

•	an increase of $4.9 million in stock based compensations expense, due to new grants during 2019;

•	an increase of $2.5 million in allowances related to receivables from a Brazilian low cost airline which stopped operations at the beginning of 2019;

•	an increase of $1.7 million in legal fees related to the actions that we are pursuing to recover the remaining exposure with the Brazilian low cost airline; and

•	an increase of $1.7 million in severance expenses related to a restructuring process that began in October 2019.

As a percentage of revenue, general and administrative expense increased represented 12.7% in 2018 and 17.7% in 2019.

Technology and Product Development

Technology and product development expense increased from $71.2 million in 2018 to $73.4 million in 2019, an increase of 3%. The increase was mainly a result of:

•	higher amortization expenses of $4.7 million related to the increase in internally developed software;

•	an increase of $3.4 million from the consolidation of the Viajes Falabella since the dates of acquisition; and

•	an increase of $0.9 million in severance expenses related to a restructuring process that began in October 2019.

This was partially offset by $7.7 million in salary expenses which were accounted for as an intangible asset since were invested in the development and improvement of our technological platform.

As a percentage of revenue, technology and product development expense represented 13.4% in 2018 and 14.0% in 2019.

Operating Income

In 2019, we had operating expense of $8.9 million, compared to operating income of $45.4 million in 2018, or a decrease in operating results of $54.3 million. As a percentage of revenue, our operating results represented 8.6% in 2018 and (1.7) % in 2019. The following table presents a breakdown of our operating income by our two business segments.

	Year Ended December 31,
	2019	2018
	(in thousands)
Air	$(4,370)	$23,160
Packages, Hotels and Other Travel Products	28,830	33,157
Unallocated corporate expenses	(33,380)	(10,927)

Total operating (loss) / income	$(8,920)	$45,390

Unallocated corporate expenses increased because the expenses of Viajes Falabella, consolidated since the dates of acquisition were allocated to Unallocated corporate expenses, rather than Air or Packages, Hotels and Other Travel Products.

Air Segment. Our operating income from our Air segment decreased from $23.2 million in 2018 to $(4.4) million, primarily due to a decrease in Air revenue caused by lower demand and currency devaluation in key markets, a decline in prices which affected our commission as well as the allocation of revenues derived from booked flights in packages to the “Packages, Hotels and other Travel Products” segment. As a percentage of revenue, the operating (loss) / income from our Air segment represented 11% in 2018 and (2)% in 2019.

Packages, Hotels and Other Travel Products Segment. Our operating income from our Packages, Hotels and Other Travel Products segment decreased from $33.2 million in 2018 to $28.8 million in 2019, primarily due to lower prices and discounts in packages. As a percentage of revenue, the operating income from our Packages, Hotels and Other Travel Products segment represented 11% in 2018 and 9% in 2019.

Financial Income / (Expense)

Financial expense decreased by 10%, from $19.2 million in 2018 to $17.2 million in 2019. The decrease was primarily a result of an increase of $5.5 million in interest income due to short-term cash investments and foreign exchange income generated by non-deliverable forward contracts, partially offset by an increase of $3.2 million in factoring expense in Brazil as a result of the increase in the number of transactions and gross bookings and consequent increase of credit card receivables, and by the consolidation of a loss of $0.7 million from Viajes Falabella since the dates of acquisition.

Income Tax Expense

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations include current and deferred income taxes and withholding taxes incurred in these jurisdictions. Income tax expense decreased from an expense of $7.1 million in 2018 to a benefit of $5.2 million in 2019. Our effective tax rate in 2019 was 20%, compared to 27% in 2018. The lower effective rate in 2019 was due primarily to the decrease in non-taxable income and valuation allowance.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year Ended December 31,
	2018		2017
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$214,804	40.5	$241,015	46.0	(10.9)
Packages, Hotels and Other Travel Products	315,810	59.5	282,925	54.0	11.6

Total revenue	530,614	100.0	523,940	100.0	1.3
Cost of revenue	172,110	32.4	142,479	27.2	20.8

Gross profit	358,504	67.6	381,461	72.8	(6.0)
Operating expenses
Selling and marketing	174,357	32.9	166,288	31.7	4.9
General and administrative	67,240	12.7	72,626	13.9	(7.4)
Technology and product development	71,154	13.4	71,308	13.6	(0.2)
Impairment of long-lived assets	363	0.1	NM	—	NM

Total operating expenses	313,114	59.0	310,222	59.2	0.9

Operating income / (loss)	45,390	8.6	71,239	13.6	(36.3)
Financial income	7,621	1.4	2,389	0.5	219.0

Financial expense	(26,788)	(5.0)	(19,268)	(3.7)	39.0

Net income / (loss) before income taxes	26,223	4.9	54,360	10.4	(51.8)
Income tax benefit / (expense)	(7,069)	1.3	(11,994)	2.3	(41.1)

Net income	$19,154	3.6	$42,366	8.1	(54.8)

Note: “NM” denotes not meaningful.

Revenue

Revenue increased from $523.9 million in 2017 to $530.6 million in 2018. The increase in revenue was primarily a result of 15% increase in the number of transactions from 9.1 million in 2017 to 10.4 million in 2018, and a 6% increase in gross bookings from $4,455 million in 2017 to $4,715 million in 2018.

The increase in revenues is primarily due to:

•	an increase of $ 6.2 million in other incentive, mainly from hotels and car rentals, partially offset by a decrease of $5.2 million in back end incentives due to the decrease in international flights;

•	an increase of $ 4.7 million generated from the launch of our proprietary activities (tour operations and allotments);

•	an increase of $10.8 million resulting from the change in revenue recognition from the adoption of the new standard ASC 606, as described below; and

•	an increase of $0.8 million and $ 0.3 million in media revenue and breakage revenue, respectively.

This was partially offset by:

•

A decrease in travel customer fee and upfronts of $10.9 million generated by the challenging macroeconomic conditions in Argentina and currency depreciation, and by the shift from international to domestic travel across key markets, especially Brazil.

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

Air Segment. The revenue in our Air segment decreased by 11%, to $214.8 million in 2018 from $241.0 million in 2017, primarily due to a decrease of 21% in the average revenue per transaction for the segment, resulting primarily from a decrease in our rate of commissions, incentives and fees for an amount of $26.2 million, due to a commercial strategy to increase sales opportunities and a change in the mix-shift from international to domestic travel across key markets.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment increased by 12%, to $315.8 million in 2018 from $282.9 million in 2017, primarily due to:

•	an increase of 12% in the number of transactions in this segment;

•	an increase of $13.9 million in commission and customer fees;

•	an increase of $1.4 million in incentives, all related to our strategy to increase market share in packages and the investment in marketing to increase packages growth; and

•	the launch of our proprietary activities (tour operations and allotments), which generated an increase of $4.7 million.

This was partially offset by a decrease of 5% in the revenue per transaction, resulting primarily from a greater product mix of domestic travel due to currency depreciation, accompanied by the slower macroeconomic environment and price discounts.

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

Cost of Revenue

Cost of revenue increased from $142.5 million in 2017 to $172.1 million in 2018, an increase of 21%. This increase was primarily due to:

•

$ 12.7 million or 49% increase in the commissions to banks to offer travelers the possibility of purchasing travel-related products under installment plans related to the increase in (i) the number of transactions and (ii) an average increase in commissions percentage of 1% from the third party banks which provide the installment plans;

•	$9.0 million or 21% increase in credit card processing fees due to the higher volume of transaction in 2018 versus 2017 where we act as merchant;

•

$4.7 million or 11% increase in salaries and employees benefits due to higher salaries and benefits and the incorporation of new employees and an increase in the call center expenses due to the launch of new sales channels due to the hiring of outsourced call centers in several countries where we operate.

The increase was partially offset by:

•	$ 1.5 million or 9% decrease in the fraud expense due to our implementation of more effective anti-fraud protocol at the beginning of 2016;

•	$ 1.8 million or 23% decrease in taxes due to the benefit granted by the Argentine government under the Software Promotion Law during 2018, as mentioned in Item 4.B – Regulations Related to Taxation.

As a percentage of revenue, cost of revenue increased from 27.2% in 2017 to 32.4% in 2018.

Gross Profit

Gross profit decreased from $381.5 million in 2017 to $358.5 million in 2018, or a decrease of 6%, mainly due to the initiatives to accelerate market share growth, cost related to the recent launch of the proprietary business, including tour operation activities and allotments, along with investments to support improving travel customer satisfaction levels. As a percentage of revenue, gross profit decreased from 72.8% in 2017 to 67.6% in 2018.

Selling and Marketing

Selling and marketing expense increased from $166.3 million in 2017 to $174.4 million in 2018, an increase of 5%. The increase of $8.1 million was a result of our continued investments to build brand awareness and to increase market share, partially offset by the regional currency depreciation on costs, lower level marketing investments and improving efficiencies. As a percentage of revenue, selling and marketing expense increased from 31.7% in 2017 to 32.9% in 2018.

General and Administrative

General and administrative expense decreased from $72.6 million in 2017 to $67.2 million in 2018, or a decrease of 7%. The decrease of $2.3 million was a benefit from the local currency depreciation, mainly in Argentina and a decrease in employee benefits of $8.0 million due to a higher bonuses paid in 2017 for the accomplishment of certain metrics. This was partially offset by $2.5 million of higher stock-based compensation expense, as well as an increase of $3.0 million related to general expenses. As a percentage of revenue, general and administrative expense declined from 13.9% in 2017 to 12.7% in 2018.

Technology and Product Development

Technology and product development expense decreased from $71.3 million in 2017 to $71.2 million in 2018. The decrease was a result of higher personnel costs of $1.6 million, almost completely offset by $1.8 million salary expenses which were accounted for as intangible asset since were invested in the development and improvement of our technological platform.

As a percentage of revenue, our technology and product development expense decreased from 13.6% in 2017 to 13.4% in 2018.

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

Packages, Hotels and Other Travel Products Segment. Our operating income from our Packages, Hotels and Other Travel Products segment increased from $28.8 million in 2017 to $33.2 million in 2018, primarily due to an increase in revenue from this segment. As a percentage of revenue, the operating income from our Packages, Hotels and Other Travel Products segment increased from 10.2% in 2017 to 10.5% in 2018.

Financial Income / (Expense)

Financial expense increased by 14%, from $16.9 million in 2017 to $19.2 million in 2018. The increase of $2.3 million was primarily a result of increased factoring activity in Brazil related to the increase in number of transactions and gross bookings, an increase on warranty charges due to the replacement of cash collaterals during the year, partially offset by the increase in interest income due to short-term cash investments.

Income Tax Expense

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations included current and deferred income taxes and withholding taxes incurred in these jurisdictions. Income tax expense decreased from $12.0 million in 2017 to $7.1 million in 2018, Our effective tax rate in 2018 was 27%, compared to 22% in 2017. The higher effective rate in 2018 was due primarily to the decrease in non-taxable income. Moreover, a lower rate in 2017 was mainly caused by the recognition of deferred tax assets and by a reversal of a tax contingency due to the expiration of the statute of limitations.

Seasonality

We generally experience seasonal fluctuations in our financial results. Latin American travelers, particularly leisure travelers who are our primary travel customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year. Leisure travel is more common in Latin America at that time because those quarters include the summer months in the southern hemisphere, along with many school holidays and the Christmas holiday season.

Quarterly Information

The following table sets forth our unaudited quarterly results and certain key business metrics for each fiscal quarter in the years ended December 31, 2019 and 2018. The unaudited quarterly results set forth below have been prepared on a basis consistent with our audited consolidated financial statements, and we believe they include all normal recurring adjustments necessary for a fair statement of the financial information presented below. The following table should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report.

	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands)
Revenue	148,593	128,259	121,247	132,515	133,114	114,087	132,048	145,627
Cost of revenue	(43,646)	(42,088)	(36,673)	(49,703)	(45,245)	(40,342)	(42,591)	(51,387)

Gross profit	104,947	86,171	84,574	82,812	87,869	73,745	89,457	94,240
Operating expenses
Selling and marketing	(46,410)	(43,450)	(41,572)	(42,925)	(40,933)	(50,701)	(46,656)	(49,604)
General and administrative	(15,888)	(16,986)	(17,130)	(17,599)	(20,638)	(21,254)	(25,090)	(25,980)
Technology and product development	(19,225)	(18,732)	(16,821)	(16,376)	(18,713)	(18,077)	(17,922)	(18,663)

Total operating expenses	(81,523)	(79,168)	(75,523)	(76,900)	(80,284)	(90,032)	(89,668)	(94,247)

Operating income / (loss)	23,424	7,003	9,051	5,912	7,585	(16,287)	(211)	(7)
Net financial income / (expense)	(2,831)	(5,292)	(11,026)	(18)	(5,220)	(1,663)	(3,627)	(6,705)

Net income / (loss) before income taxes	20,593	1,711	(1,975)	5,894	2,365	(17,950)	(3,838)	(6,712)
Income tax (expense) / benefit	(4,235)	(471)	501	(2,864)	(479)	1,483	154	4,067

Net income / (loss)	$16,358	$1,240	$(1,474)	$3,030	$1,886	$(16,467)	$(3,684)	$(2,645)

Key Business Metrics:
Operational
Number of transactions	2,514	2,607	2,596	2,676	2,652	2,448	2,723	2,855
Gross bookings	$1,231,497	$1,184,355	$1,092,287	$1,207,186	$1,157,512	$1,118,134	$1,177,728	$1,280,883
Financial
Consolidated Adjusted EBITDA (unaudited)	$27,284	$11,972	$14,520	$13,868	$15,182	$(7,323)	$9,410	$8,293

Net income / (loss)	$16,358	$1,240	$(1,474)	$3,030	$1,886	$(16,467)	$(3,684)	$(2,645)
Add (deduct):
Financial Income	(1,534)	(1,438)	(2,035)	(2,614)	(1,836)	(2,381)	(2,502)	(1,225)
Financial Expense	4,365	6,730	13,061	2,632	7,056	4,044	6,129	7,930
Income tax expense / (benefit)	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)
Depreciation expense	859	1,475	1,338	1,313	845	2,683	2,036	1,095
Impairment of long-lived assets	—	—	—	363	—	—	—	—
Amortization expense	2,018	2,228	2,738	3,156	3,753	3,089	4,195	5,100
Stock-based compensation expense	983	1,266	1,393	3,124	2,999	3,192	3,390	2,105

Consolidated Adjusted EBITDA (unaudited)	$27,284	$11,972	$14,520	$13,868	$15,182	$(7,323)	$9,410	$8,293

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

For more information on each of these policies, see note 3 —Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this Annual Report. We discuss information about the nature and rationale for our critical accounting estimates below.

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

Recently Issued and Not Yet Adopted Accounting Pronouncements under U.S. GAAP

For information on recently issued accounting pronouncements under U.S. GAAP, see note 3 to our audited consolidated financial statements.

B.	Liquidity and Capital Resources

As of December 31, 2019, we had unrestricted cash and cash equivalents of $309.2 million. Additionally, as of December 31, 2019, we had restricted cash of $4.5 million, which primarily consisted of amounts held in restricted accounts to secure our obligations to various suppliers. For the year ended December 31, 2019, we generated $44.2 million of cash flows from operations, as further discussed below. We also maintain revolving credit facilities in certain jurisdictions to cover short-term working capital requirements. As of December 31, 2019, we had outstanding borrowings of $19.2 million.

Based on preliminary management estimates, as of March 31, 2020, we had unrestricted cash and cash equivalents of $221.7 million. On the same basis, as of March 31, 2020, our travel suppliers payable plus our related party payables and our accounts payable and accrued expenses, minus our accounts receivable net of allowances and our related party receivables amounted to aggregate payables of $42.5 million, compared to aggregate payables of $120.1 million as of December 31, 2019. In addition, we are working on the implementation of different strategies to assist our travel customers with refunds and reschedulings, including through the issuance of vouchers to be used by our travel customers during 2020 or in some cases early 2021. If a travel customer does not accept the voucher, according to our standard commercial terms and conditions, the corresponding refund is typically payable within 120 days from the date the refund is requested.

Our business cash cycle provides a positive source of working capital for our operations. Our pre-pay model allows us to collect cash amounts from transactions with our travel customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim and reduces our need to use external sources of financing. Under our pre-pay model, we receive cash payments through credit card companies used by travel customers at or near the time of booking, and we are required to make payments related to the booking to the relevant travel suppliers generally two to three months afterwards, typically after the travel customer uses the reservation and the travel supplier invoices us.

As of December 31, 2019, we had deferred merchant bookings of $141 million and our working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities), was $201.1 million. During 2019, our pre-pay model represented 78% of our revenues compared to 2% represented by our pay-at-destination model. If our pre-pay model declines relative to our pay-at-destination model or our overall business, or if there are changes to the pre-pay model (such as changes in booking patterns, or travel customer or travel supplier payment terms), our overall working capital benefits could be reduced. In such event, we could be required to obtain additional working capital financing, including using factoring, which would increase our financial expense. In addition, in the event of a significantly contracting market or a prolonged market disruption, or a prolonged disruption to our platform (as has been the case since mid-March with the COVID-19 pandemic) we could face liquidity constraints if we have used cash received from travel customers in our business and are not able to obtain cash through our operations or from financing to make subsequent payments to travel suppliers. In addition, a significant change in currency values could affect our payment obligations to travel suppliers, although we believe that our hedging policies mitigate our exposure to currency fluctuations.

Since the middle of March 2020, we have been taking actions to improve our liquidity and mitigate the potential effects on our Company by significantly reducing non-critical expenditures and readjusting structural costs to deliver savings and preserve cash, including (i) temporarily reducing salaries of the senior and middle management; (ii) suspending bonuses to all employees; (iii) implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating the capture of synergies from the acquisitions of Viajes Falabella; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing all contracts and commitments; and (viii) deferring non-critical capital expenditures. In addition, we have also reduced our marketing investments. We expect these measure to significantly reduce our expenses during 2020. We are also evaluating additional potential financing sources to preserve cash during this period of disruption in our industry, which could include equity, equity-linked and debt financing.

We believe that our existing cash and cash equivalents together with expected cash flows generated from operating activities, will be sufficient to meet our currently-anticipated cash needs for the next twelve months. As conditions are recent, uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, nor whether the conditions of the global economy and financial markets will allow for us to access to those financing options, particularly if the effects of the pandemic persist significantly longer.

In addition, from time to time, once the crisis subsides, we may evaluate new acquisitions and other strategic opportunities. If we elect to pursue any such investments, we may fund them with internally generated funds, part of the proceeds from our initial public offering, bank financing, the issuance of debt or equity or a combination thereof.

Cash Flows

Cash Flows for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth certain consolidated cash flow information for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018
	(in thousands)
Net cash flows provided by / (used in) operating activities	$44,238	$(17,620)
Net cash flows used in investing activities	(30,784)	(26,579)
Net cash flows used in financing activities	(53,180)	(1,257)
Effect of exchange rate changes on cash and cash equivalents	1,181	(13,132)

Net (decrease) in cash and cash equivalents	(38,545)	(58,588)

Net Cash Flows provided by (Used in) Operating Activities

Operating activities provided net cash of $ 44.2 million in 2019, while in 2018 operating activities used net cash of $17.6 million. The increase in generation of cash resulted mainly from:

•	a reduction in pre-paid flight seats and cash advanced payments to travel suppliers;

•	a reduction in accounts receivables; and

•	slower growth in the Company’s payables from travel supplier and related parties, as a consequence of the annual sales decrease.

Net Cash Flows (Used in) / Provided by Investing Activities

Investing activities used net cash of $30.8 million in 2019 and $26.6 million in 2018. The increase was mainly due to an increase in capital expenditures for software developed internally, and partially offset by a decrease in capital expenditures for improvements in our offices.

Net Cash Flows (Used in) / Provided by Financing Activities

Financing activities used net cash of $53.2 million in 2019 and used net cash of $1.3 million in 2018. The net cash flows used in financing activities in 2019 were primarily a result of the share buyback program in which we spent $42.2 million. The net cash flows used in financing activities in 2018 were primarily a result of the share buyback program in which we spent $26.0 million, offset by the increase in our borrowings under our revolving credit facilities for $24.6 million.

Currency Exchange Rates

The translation effect of converting cash held in local currencies to dollars increased our cash and cash equivalents by $1.2 million in 2019, and reduced our cash and cash equivalents by $13.1 million in 2018.

Cash Flows for the Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table sets forth certain consolidated cash flow information for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017
	(in thousands)
Net cash flows (used in) / provided by operating activities	$(17,620)	$61,226
Net cash flows used in investing activities	(26,579)	(21,675)
Net cash flows (used in) / provided by financing activities	(1,257)	254,114
Effect of exchange rate changes on cash and cash equivalents	(13,132)	(2,053)

Net (decrease) / increase in cash and cash equivalents	(58,588)	291,612

Net Cash Flows (Used in) / Provided by Operating Activities

Operating activities used net cash of $17.6 million in 2018 and provided net cash of $61.2 million in 2017. The increase in usage of cash resulted mainly from an increase in pre-paid flight seats and cash advances to travel suppliers, lower net income and slower growth in the company’s travel supplier payables and related party payables resulting from lower year-over-year sales, partially offset by the collection of GDS incentives received in advance.

Net Cash Flows (Used in) Investing Activities

Investing activities used net cash of $21.7 million in 2017 and $26.6 million in 2018. The increase was mainly due to an increase in capital expenditures for improvements in our offices in Argentina and Brazil.

Net Cash Flows (Used in) / Provided by Financing Activities

Financing activities provided net cash of $254.1 million in 2017 and used net cash of $1.3 million in 2018. The net cash flows provided by financing activities in 2017 were primarily a result of the completion of our initial public offering in September 2017. The net cash flows used in financing activities in 2018 were primarily a result of increased borrowings under our revolving credit facilities of $ 24.6 million, offset by the share buyback program in which we spent $26.0 million.

Currency Exchange Rates

The translation effect of converting cash held in local currencies to dollars reduced our cash and cash equivalents by $13.1 million and $2.1 million in 2018 and 2017, respectively.

C.	Research and Development, Patents and Licenses

Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our travel customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our travel customers. In 2019, 2018 and 2017, we spent $73.4 million, $71.2 million and $71.3 million, respectively, on software development and other technology and product development activities.

D.	Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Key Trends and Factors Affecting Our Business.” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information— D. Risk Factors.”

The ongoing COVID-19 pandemic is disrupting the global economy and the travel industry. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may extend these measures for longer periods, as well as re-implement these measures in the future, in order to avoid relapses even after the virus is contained. The negative impact of COVID-19 may continue well beyond the containment of the pandemic. Moreover, the COVID-19 pandemic has significantly increased economic uncertainty and is likely to cause a global recession.

Macroeconomic and Political Environment Conditions in the Countries in which We Operate

Our travel customers are primarily located in Latin America, particularly in Brazil and Argentina, and to a lesser extent, in Mexico and other countries in the region. Our results of operations and financial condition are significantly influenced by political and economic developments in the countries in which our travel customers reside and, to a lesser extent, in the countries to which our travel customers may travel, and the effect that these factors may have on the availability of credit, employment rates, disposable income, average wages and demand for travel in those countries. In the mid- to long-term, we believe that macroeconomic changes in the region will generally benefit us due to an expanding middle class, increasing disposable income, reduced unemployment and lower interest rates, among other factors.

Currency Exchange Rates

We report our financial results in dollars, but most of our revenue and expenses are denominated in local currencies. Any changes in the exchange rates of any such currencies against the dollar will affect our reported financial results as translated into dollars. Furthermore, many of our travel customers travel internationally and any changes in the exchange rate between their home currency and the currency of their destination may influence their travel purchases.

Inflation

Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our travel customers. Below is a summary of certain macroeconomic data for Brazil and Argentina, our two largest markets, for 2019, 2018, 2017, 2016 and 2015:

	2019	2018	Brazil 2017	2016	2015
Real GDP growth (decline)(1)	0.6%	1.1%	1.0%	(3.6)%	(3.8)%
Population (in millions)(1)	211.0	208.5	208	207	205
Inflation(1)	3.74%	3.8%	2.9%	6.3%	10.7%
Exchange rate(2)	4.03	3.87	3.31	3.26	3.90

(1)	Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2)	Source: Banco Central do Brasil. Data as of December 31 of each year.

	2019	2018	Argentina 2017	2016	2015
Real GDP growth (decline)(1)	(3.1)%	(2.5)%	2.9%	(2.2)%	2.7%
Population (in millions)(1)	44.93	44.49	44.04	43.59	43.13
Inflation(1)	53.8%	47.6%	25%	41%	27%
Exchange rate(2)	59.87	38.60	18.90	16.10	13.30

(1)	Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(2)	Source: Banco de la Nación Argentina. Data as of December 31 of each year.

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual commitments as of December 31, 2019:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Operating lease obligations	$57,247	$6,736	$12,462	$11,901	$26,148
Financed portion of acquisitions	11,500	5,750	5,750	—	—
Other long-term liabilities(1)	125,000	—	—	—	125,000

Total contractual obligations	$193,747	$12,486	$18,212	$11,901	$151,148

(1)

We may be required to make a termination payment of $125.0 million to Expedia if, among other things: we elect to terminate the Expedia Outsourcing Agreement on or after March 6, 2022; Expedia elects to terminate the Outsourcing Agreement if bookings sourced through Expedia are reduced such that the marketing fees payable back to us fall below $5.0 million over a six-month period; or if a bookings shortfall occurs for any consecutive three months or any three months within a six-month period. The amount of the termination payment is reflected as a long-term liability on our balance sheet. For more information on our relationship of Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia.”

There have been no material changes to our contractual obligations since December 31, 2019.

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

Our board of directors consists of six members. Our memorandum and articles of association authorize us to have up to seven directors or such other number of directors as is from time to time fixed by resolution of the board.

Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors.” Pursuant to our memorandum and articles of association, each of our directors is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2021, 2022 and 2020, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected, as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our directors are divided among the three classes as follows:

•	the Class I Directors are Adam Jay and Michael James Doyle, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2020.

Elections for directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No director may be elected or re-elected at any special meeting of our shareholders. Given the current restrictions related to the COVID-19 pandemic, we cannot assure you that we will not be required to delay or adjourn our annual meeting for 2020, or host an annual meeting that shareholders can only attend remotely or by proxy.

The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Nilesh Lakhani	60	Chairman of the Board and Director
Damian Scokin	53	Chief Executive Officer and Director
Adam Jay	43	Director
Martín Rastellino	48	Director
Mario Eduardo Vázquez	84	Director
Michael James Doyle II	49	Director

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

Nilesh Lakhani has served as a member of our board of directors since October 2012 and as chairman of our board of directors since March 2019. Mr. Lakhani served on the board of directors of Netshoes (Cayman) Limited (NYSE: NETS) from 2013 to 2019. He also served as an independent director on the board of directors of QIWI plc (Nasdaq: QIWI) from 2013 to 2014. Mr. Lakhani was an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund from 2015 to 2018. He has also held key executive positions with growth companies in the technology, media and financial services industries. From 2010 to 2012, he was the Chief Financial Officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the Chief Financial Officer of Yandex N.V. (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media, Inc. (Nasdaq: CTCM) from 2004 to 2007. Prior to that, Mr. Lakhani was the Chief Financial Officer of Pogo.com, and was Vice President of Global Operations at Electronic Arts after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a Bachelor of Arts in Economics from the University of Manchester and a Master of Business Administration from the University of San Francisco.

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

Adam Jay has served as a member of our board of directors since March 2018. Mr. Jay is President at Hotels.com, an Expedia Group, Inc. brand. Mr. Jay joined Expedia Group in February 2012. From 2007 until 2012, he served as VP of Strategy and Global Transformation at Travelport plc. Prior to that, he led Product for Avis Europe plc (now Avis Budget Group) and also spent a number of years at Boston Consulting Group. Mr. Jay currently serves on the board of Checkatrade.com, a UK-based subsidiary of Homeserve plc. He has an MBA from INSEAD and an MA (Hons) in Politics, Philosophy and Economics from Oxford University.

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

Michael Doyle has served as a member of our board of directors since September 2018. Mr. Doyle is the Chief Financial Officer of Nextdoor, a neighborhood social network based in San Francisco, California. He was Chief Financial Officer of Despegar from 2013 until 2018. Prior to becoming our Chief Financial Officer, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore. He also worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a Bachelor degree in Finance from Southern Methodist University and a Masters in Business Administration from Harvard Business School.

Executive Officers

The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	53	Chief Executive Officer
Alberto Lopez Gaffney	48	Chief Financial Officer
Mariano Scagliarini	47	General Counsel
Gonzalo García Estebarena	40	Chief Commercial Director
Sebastián Mackinnon	48	Executive VP Travel Partners & Corporate Affairs
Pablo Montivero Araya	49	Chief Business Development Officer

The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

Alberto López Gaffney has served as our Chief Financial Officer since November 2018. From 2017 to October 2018, Mr. López Gaffney served as Chief Financial Officer of TGLT, a leading real estate company in Argentina. From 2012 through 2017, he was employed at Itaú BBA as Managing Director & Head of Investment Banking for LatAm ex-Brazil. Prior to that, Mr. López Gaffney worked between 1999 and 2012 with Morgan Stanley, in the Mergers & Acquisitions Group and later as Managing Director & Head of Southern Cone. He began his business career as a business analyst at McKinsey in 1996. Mr. López Gaffney has an MBA from Harvard University and a Masters in Science in Industrial Engineering from Universidad Católica Argentina.

Mariano Scagliarini has served as our General Counsel since November 2019. From 2013 to 2019, Mr. Scagliarini served as Chief Counsel for LatAm and Iberia at Thomson Reuters. From 2003 to 2013, Mr. Scagliarini served in different positions at Praxair Inc. and Citibank N.A. Mr. Scagliarini holds a Bachelor degree in Law from Universidad Católica Argentina and a Master of Laws degree from Cornell University.

Gonzalo García Estebarena has served as our Chief Commercial Director, overseeing Air and Packages, Hotels and Other Travel Products, since September 2017. Prior to joining us, he held several positions at LATAM Airlines Group from 2011 to 2017, including Vice President of International Revenue Management and Global Head of Sales. Prior to that, Mr. García Estebarena was a management consultant with McKinsey & Company from 2003 to 2011. Mr. García Estebarena received a Bachelor degree in Electronic Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and a Masters in Business Administration with Distinction from Harvard Business School.

Sebastián Mackinnon has served as our Executive VP Travel Partners & Corporate Affairs since October 2018. From March until October 2018 he served as interim Country Manager for Brazil Operations, and from December 2015 until March 2018 he served as our Head of Air, with a regional scope. From October 2001 to December 2015, Mr. Mackinnon served in various positions at Diageo plc, an international alcoholic beverages company, mostly recently as General Manager covering Perú, Bolivia and Ecuador. Prior to thank, Mr. Mackinnon held various positions at Mondeléz International and Kimberly-Clark Corporation. Mr. Mackinnon received a high school diploma from Colegio Cardenal Newman, a Bachelor degree in Business Administration from the Pontificia Universidad Católica Argentina and a Masters in, Business Administration from the CEMA University in Buenos Aires.

Pablo Montivero Araya has served as our Chief Business Development Officer since February 2015 with responsibilities for overseeing all countries as well as distribution channels and loyalty programs. Prior to joining us, he served in various positions at PepsiCo, Inc., most recently as Senior Vice President and General Manager for PepsiCo Foods South Cone. Mr. Montivero Araya received a Bachelor degree in Industrial Engineering from the Universidad de Buenos Aires and a Masters in Business Administration in International Business from the Thunderbird School of Global Management at Arizona State University. Mr. Montivero Araya is based in Montevideo, Uruguay.

Family Relationships

There are no family relationships among any of our directors or executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

For the years ended December 31, 2019, 2018 and 2017, the aggregate compensation to the officers and members of our board of directors amounted to $4,051,274, $7,235,508 and $6,259,454, respectively. We did not pay any compensation to the remaining directors in 2019, 2018 and 2017, and did not pay any other cash compensation or benefits in kind to our directors in 2019, 2018 and 2017, other than the equity awards described under “—Equity Incentive Plans.” Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to company car benefits and levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “—Equity Incentive Plans.”

Equity Incentive Plans

Our board of directors has adopted two stock incentive plans, namely, the 2015 Stock Option Plan (the “2015 Plan”) and Amended and Restated 2016 Stock Incentive Plan (the “2016 Plan” and, together with the 2015 Plan, the “Plans”). The terms of the 2015 Plan and the 2016 Plan are substantially similar, although no further awards are being granted under the 2015 Plan. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, outside directors and consultants, and to promote the success of our business. Our board of directors believes that our Company’s long term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.

We have reserved 5,461,777 ordinary shares for issuance under our 2016 Plan, of which 315,425 shares remain available for future grants under the 2016 Plan as of March 31, 2020.

On December 24, 2018, the then outstanding stock options under the 2016 Plan were repriced to make the plan more competitive to retain our key employees and attract the best candidates for our management positions. This repricing consisted of amending the original strike price of $26 per share to the following escalating strike price schedule: $12 per share for stock options exercised prior to December 2021; $20 for stock options exercised between December 2021 and December 2022 and $26 for stock options exercised after December 2022. There were no incremental compensation costs resulting from this repricing.

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

Vesting Schedule. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. The RSUs that were authorized for granting by our board in March 2018 are subject to a time-based service requirement by which vesting occurs in installments over five years. The options granted under the 2016 Plan also feature a time-based service requirement, by which vesting occurs in installments over five years. In addition, in the case of RSUs granted under the 2016 Plan, if the optionee is subject to an involuntary termination without cause within 12 months after a change of control event occurs, then his or her options immediately vest and become exercisable with respect to all then-unvested shares upon such termination, and the time-based service requirement is deemed to have been satisfied with respect to all shares subject to those options. This change of control provision was extended to all the optionees in the amendment of December 24, 2018 as until that amendment it only applied to our Chief Executive Officer and his direct reports.

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

Audit Committee

Our audit committee consists of Mr. Mario Eduardo Vázquez, Mr. Michael Doyle and Mr. Martín Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Doyle and Rastellino each satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Doyle and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

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

Nomination and Compensation Committee

On February 28, 2019 our Board of Directors formed a nomination and compensation committee. The nomination and compensation committee is composed of three members, Mr. Mario Eduardo Vázquez, Mr. Nilesh Lakhani and Mr. Martin Rastellino. The nomination and compensation committee is responsible for, among other things:

•

carrying out the Board’s responsibilities in relation to compensation of the Company´s CEO and his direct reports (including plans, policies and programs), overseeing the implementation of the Company´s compensation policy, and providing such guidance with respect to compensation matters as the Committee deems appropriate;

•

(i) identifying individuals to become Directors of the Company, (ii) nominating qualified individuals for election to the Board at the annual meeting of shareholders, (iii) recommending to the Board the individual directors to serve on the committees of the Board, and (iv) recommending the Board a set of corporate governance principles applicable to the Company; and

•	any such other duties as may be from time to time assigned to it by the Board or required by the rules and regulations of the SEC or the New York Stock Exchange.

Strategy Committee

In May 2, 2019, our board of directors formed a strategy committee. The strategy committee is composed of three members, Mr. Nilesh Lakhani, Mr. Martín Rastellino and Mr. Michael Doyle. The strategy committee is responsible for, among other things:

•

assist and consult with the Board of Directors on the objectives for the Company’s strategic plans, and review management’s recommendations with respect to the strategic direction of the Company, oversee management’s implementation of the Company’s strategy and regularly report to the Board of Directors with respect thereto;

•

identify significant opportunities and challenges facing the Company, including potential transactions, the impact of external developments and factors on the Company’s corporate strategy and its execution, such as the changes in economic and market conditions, competition in the industry, regulations, among others; and

•

Review and make recommendations to the Board of Directors, with respect to any mergers, acquisitions, joint ventures, minority investments, and other strategic investments, as well as financing for those strategic investments in case they require approval of the Board of Directors.

D.	Employees

As of December 31, 2019, we had 3,029 employees. We also contracted with certain third-party providers to support our call center employees. The following tables show a breakdown of our employees as of December 31, 2019, 2018 and 2017 by category of activity.

	Number of Employees as of December 31,
Division/Function	2019	2018	2017
Operations and customer service	1,150	1,349	1,068
Sales and marketing	355	263	201
Technology and content	1,172	1,227	1,081
General and administrative(1)	352	559	566

Total	3,029	3,398	2,916

(1)	Includes business development, administration, finance and accounting, legal and human resources.

As of December 31, 2019, 380 of our employees in Argentina, all of our employees in Brazil and all of our employees in Mexico were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.

We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2020 by (1) each of our directors and executive officers and (2) all of our directors and executive officers as a group.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

	Outstanding Ordinary Shares as of March 31, 2020
Name of Beneficial Owner	Number	%
Directors and Executive Officers:
Nilesh Lakhani(1)	39,533	*
Damián Scokin(2)	60,740	*
Adam Jay	—	—
Martín Rastellino(3)	529,504	*
Mario Eduardo Vázquez(4)	7,150	*
Michael Doyle II(5)	165,392	*
Alberto Lopez Gaffney(6)	17,056	*
Mariano Scagliarini(7)	4,000	*
Gonzalo García Estebarena(8)	36,197	*
Sebastián Mackinnon(9)	31,303	*
Pablo Montivero Araya(10)	47,223	*

Directors and Executive Officers as a Group (11 persons)	938,098	1.3

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 39,533 ordinary shares held by Mr. Lakhani, Chairman and member of our board of directors.
(2)

Consists of 60,740 ordinary shares held by Mr. Scokin, our Chief Executive officer and a member of our board of directors. Mr. Scokin also holds: (a) 260,501 options: (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which vested on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 162,172 RSUs which vest in three installments on December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 77,923 RSUs which vest in three installments on June 1, 2020, June 1, 2021 and June 1, 2022; in each case provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(3)

Consists of 7,150 ordinary shares held by Mr. Rastellino, a member of our Board of Directors, and 522,354 ordinary shares held by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A. Mr. Rastellino also holds 5,212 RSUs which will vest on December 1, 2020; provided that Mr. Rastellino remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(4)

Consists of 7,150 ordinary shares held by Mr. Vázquez, a member of our Board of Directors. Mr. Vázquez also holds 5,212 RSUs which will vest on December 1, 2020; provided that Mr. Vázquez remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(5)

Consists of 165,392 ordinary shares held by Mr. Doyle, a member of our Board of Directors. Mr. Doyle also holds (a) 43,475 RSUs which vest in December 1, 2020, and (b) 100,000 RSUs which vest in two equal installments on December 1, 2021 and December 1, 2022; in each case provided that Mr. Doyle remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(6)

Consists of 17,056 ordinary shares held by Mr. Lopez Gaffney, our Chief Financial Officer. Mr. Lopez Gaffney also holds: (a) 145,700 options: (i) 15% of which vested on December 1, 2018; (ii) 15% of which vested on December 1, 2019; (ii) 20% of which will vest on December 1, 2020; (iv) 25% of which will vest on December 1, 2021 and (v) 25% of which will vest on December 1, 2022, (b) 33,032 RSUs which vest in three installments on December 1, 2020, December 1, 2021 and December 1, 2022, (c) 26,421 RSUs which vest in three installments on June 1, 2020, June 1, 2021 and June 1, 2022, respectively, and (d) 3,750 RSUs which vest on June 1, 2023; in each case provided that Mr. Lopez Gaffney remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation”.

(7)

Consists of 4,000 ordinary shares held by Mr. Scagliarini, our General Counsel. Mr. Scagliarini also holds: (a) 1,202 RSUs which vest in three installments on December 1, 2020, December 1, 2021 and December 1, 2022, and (b) 6,812 RSUs which vest in four equal installments on June 1, 2020, June 1, 2021, June 1, 2022 and June 1, 2023; in each case provided that Mr. Scagliarini remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(8)

Consists of 36,197 ordinary shares held by Mr. García Estebarena, our Chief Commercial Dierctor. Mr. García Estebarena also holds: (a) 132,638 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which vested on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 64,176 RSUs which vest in three installments on December 1, 2020, December 1, 2021 and December 1, 2022, (c) 42,711 RSUs which vest in three equal installments on June 1, 2020, June 1, 2021 and June 1, 2022, and (d) 1,250 RSUs which vest in June 1, 2023; in each case provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(9)

Consists of 31,303 ordinary shares held by Mr. Mackinon, our Executive VP Travel Partners & Corporate Affairs. Mr. Mackinon also holds: (a) 130,251 options: (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which vested on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 34,121 RSUs which vest in three installments on December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 38,961 RSUs which vest in three equal installments on June 1, 2020, June 1, 2021 and June 1, 2022; in each case provided that Mr. Mackinon remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(10)

Consists of 47,223 ordinary shares held by Mr. Montivero, our Chief Business Development Officer. Mr. Montivero also holds (a) 130,251 options (i) 5% of which vested on December 1, 2017; (ii) 10% of which vested on December 1, 2018; (iii) 15% of which vested on December 1, 2019; (iv) 20% of which will vest on December 1, 2020; (v) 25% of which will vest on December 1, 2021 and (vi) 25% of which will vest on December 1, 2022, (b) 46,448 RSUs which vest in three installments on December 1, 2020, December 1, 2021 and December 1, 2022, and (c) 38,961 RSUs which vest in three equal installments on June 1, 2020, June 1, 2021 and June 1, 2022; in each case provided that Mr. Montivero remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2020 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

	Outstanding Ordinary Share as of March 31, 2020
Name of Beneficial Owner	Number	%
% Shareholders:
Funds Affiliated with Tiger Global(1)	9,256,550	13.29
Expedia, Inc.(2)	9,590,623	13.77

(1)

Based on that certain Schedule 13G/A filed on February 14, 2019, consists of ordinary shares held by Tiger Global Investments, L.P., Charles P. Coleman III, Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer. The business address for Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 9 West 57th Street, 35th Floor, New York, NY 10019, and the address for each other entity is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

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

On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for newly issued ordinary shares of Despegar.com, Corp. to create a BVI holding company.

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

On August 9, 2018, the Company´s board of directors approved a share repurchase program that enabled the Company to repurchase up to $75 million of its shares effective immediately and expiring in one year. During 2018 and 2019, the Company repurchased 1,544,475 ordinary shares with a weighted average cost per share of $16.84, and 1,525,632 shares with a weighted average cost per share of $13.54, respectively.

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

On August 1, 2019, the Company’s board of directors approved a new share repurchase that enables the Company to repurchase up to $100 million of its shares. The program became effective on August 8, 2019, and expires one year thereafter. Share repurchases may be undertaken through a variety of methods, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act, or through open market or privately negotiated transactions, in accordance with applicable law. During 2019, the Company repurchased 1,938,200 ordinary shares with a weighted average cost per share of $11.13.

B.	Related Party Transactions

Relationship with Expedia

Expedia Outsourcing Agreement

We entered into the Expedia Outsourcing Agreement with affiliates of Expedia on March 6, 2015. The agreement has been amended and restated, most recently on November 14, 2019. Expedia is the beneficial owner of 13.77% of our ordinary shares outstanding as of December 31, 2019.

Substantially all of the hotel and other lodging reservations that we offer through our platform for all countries outside Latin America are provided to us by Expedia pursuant to the Expedia Outsourcing Agreement. Under the agreement, Expedia is also the preferred provider to us of hotel and other lodging reservations inside Latin America.

Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month period; otherwise, Expedia may require us to pay a $125.0 million termination fee. For 2019 and 2018, marketing fees paid by Expedia to us under the Expedia Outsourcing Agreement, net of fees we paid to Expedia under the Despegar Outsourcing Agreement (described below), amounted to $38.8 million and $44.0 million, which represented 7.4% and 8.3% of our revenue for the year, respectively. From time to time, under the Expedia Outsourcing Agreement, our fees have been supplemented by one-time incentives paid to us for reaching certain booking targets during a specified time period. As of December 31, 2019, our payables to Expedia under the Expedia Outsourcing Agreement were $86.6 million. For more information, see note 17 to our consolidated financial statements.

Given the uncertainty caused by the ongoing COVID-19 pandemic, we cannot assure you that we will be able to meet this requirement in the future. As a result, we have initiated discussions with Expedia regarding a potential temporary suspension of this requirement under the Expedia Outsourcing Agreement, although, in the event that we are not able to meet this requirement in the future due to the effects of the pandemic, we believe that the termination fee would not apply as a result of the force majeure provision under the contract.

In addition, the agreement was amended and restated on November 14, 2019 in order to, among other things, allow us to source hotel bookings without Expedia on certain pre-agreed properties outside of Latin America, which transactions are limited to an agreed percentage of the transactions we source outside of Latin America. If such transactions exceed the agreed percentage threshold during a six-month period, we may be required to pay Expedia compensation; and if our non-Expedia sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or an agreed higher percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed an agreed percentage of the minimum bookings percentage set forth therein for any three consecutive months or any three months within a six-month period, then Expedia may require us to pay a $125.0 million termination fee.

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

The foregoing description of the Expedia Outsourcing Agreement, as amended and restated by means of document executed on November 14, 2019, is filed as Exhibit 4.1 to this Annual Report.

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

As of December 31, 2019, our receivables with Expedia under the Despegar Outsourcing Agreement were $19.6 million.

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

Restrictions on Transactions and Transfers to Priceline

Under the Sixth Amended and Restated Investors’ Rights Agreement and the Expedia Outsourcing Agreement, until September 19, 2020, we may not enter into any arrangement with the Priceline Group Inc. (currently known as ‘Booking Holdings Inc.’) or any of its affiliates (“Priceline”) or the respective businesses of Booking.com, Agoda.com, Kayak.com and RentalCars.com (the “Specified Priceline Operations”), whether or not such businesses remain a part of the operations of Priceline, or any future business of Priceline which is similar in size and nature to the Specified Priceline Operations, whether or not such business remains a part of the operations of Priceline. In addition, until September 19, 2020, certain restrictions apply to transfers of our securities by us or by the Principal Shareholders to Priceline.

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

A.	Consolidated Statements and Other Financial Information

See Exhibits.

Legal Proceedings

See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”

Dividend Policy

In 2019, 2018 and 2017, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.

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

Our ordinary shares trade on the New York Stock Exchange since September 19, 2017 under the symbol “DESP”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares trade on the New York Stock Exchange under the symbol “DESP”.

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

The Brazilian real depreciated against the dollar from mid-2011 to early 2016. In 2015, the Brazilian real depreciated 47.0% reaching R$3.9048 per dollar on December 2015. In 2016, the Brazilian real fluctuated significantly, primarily as a result of Brazil’s political instability, but appreciated 16.54%, reaching R$3.2591 per $1.00 on December 31, 2016. In 2017, the Brazilian Real depreciated 1.5% relative to the U.S. dollar, and in 2018, such depreciation reached 17.1% relative to the dollar. In 2019, the Brazilian Real depreciated 4% relative to the U.S. dollar.

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

On December 31, 2019, the exchange rate was R$4.03 per $1.00.

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

With the tightening of foreign exchange controls beginning in late 2011, in particular with the introduction of measures that restricted access to foreign currency for private companies and individuals, the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most of the foreign exchange restrictions have been gradually lifted by several communications issued by the Argentine Central Bank, starting with Communication “A” 5850 issued in December 2015. On August 9, 2016 the Argentine Central Bank issued Communication “A” 6037, which substantially modified the applicable foreign exchange regulations and eliminated the set of restrictions for accessing the Argentine Official Foreign Exchange Market (“MULC” for its acronym in Spanish, or the “FX Market”). Consequently, as a result of the elimination of the existing limitations on the amounts for the purchase of foreign currency without specific allocation and the elimination of prior approval requirements, the spread between the official exchange rate and the implicit exchange rate derived from securities transactions has substantially decreased.

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

On December 31, 2019, the exchange rate was AR$59.87 per $1.00.

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

Furthermore, on May 19, 2017, the Argentine Central Bank issued Communication “A” 6244, which entered into effect on July 1, 2017, and pursuant to which new regulations regarding access to the foreign exchange market were established, essentially abrogating all prior regulations on the matter. Pursuant to these new regulations: (i) the principle of a free foreign exchange market is set. In accordance with section 1.1 of the communication, “All human or legal persons, assets and other universals may freely operate in the exchange market”; (ii) the obligation to carry out any exchange operation through an authorized entity (section 1.2) is maintained; (iii) restrictions regarding hours to operate in the FX Market, are eliminated; (iv) the obligation of Argentine residents to comply with the “Survey of foreign liabilities and debt issuances” (Communication “A” 3602 as supplemented) and the survey of direct investment (Communication “A” 4237 and complementary) are maintained, even if there has been no inflow of funds to the MULC and/or no future access to the MULC for operations to be declared; and (v) the obligation of Argentine residents to transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline remains in force.

Afterwards, by means of Decree No. 27/2018, dated January 11, 2018, the Free Exchange Market (“MELI” as per its acronym in Spanish) was created, as a replacement of the MULC, for purposes of providing additional flexibility to the market, enabling competition and allowing for the entry of new operators into the foreign exchange market, thus reducing systemic costs. Exchange operations will be conducted through the MELI by financial entities and other participants authorized by the Central Bank. On June 18, 2018, the National Congress enacted Law No. 27,444, which repeals Decree No. 27/2018, but confirms section 132, which created the MELI.

On September 1, 2019, due to various factors that impacted the evolution of the Argentine economy and the uncertainty caused in the financial markets by the presidential election that took place in 2019, by Emergency Decree No. 609/2019 and Communication “A” 6770 of the BCRA, the Macri administration re-implemented the exchange controls that had been lifted in 2016. Among other provisions, considerations, and exceptions set forth in such legislation, the most relevant aspects of the new foreign exchange rules (pursuant to Communication “A” 6844, as amended and supplemented), provide new regulation that impact the following areas and situations: (i) exports and imports of Services; (ii) payments of profits and dividends; (iii) sale of non-produced non-financial assets; (iv) external financial loans disbursed as of September 1, 2019; (v) repayment local notes offerings in dollars; (vi) payment of principal and interest external financial indebtedness; (vii) payments in foreign currency among residents; (viii) payments of External Financial Indebtedness by Collateral Trustees; (ix) purchase of foreign currency by individuals, entities, and non-residents; and (x) funding of debt services reserve accounts on external indebtedness.

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

U.S. Federal Income Taxation

The following is a summary of certain material U.S. federal income and, in the case of a non-U.S. holder (as defined below), estate tax consequences of the purchase, ownership and disposition of our ordinary shares as of the date hereof. This summary deals only with our ordinary shares that are held as capital assets within the meaning of Section 1221 of the Code (as defined below) (generally, for investment purposes) by a beneficial owner.

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

Gain on Disposition of Ordinary Shares

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our ordinary shares generally will not be subject to U.S. federal income tax unless:

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

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless the U.S. holder is an exempt recipient. A backup withholding tax may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our ordinary shares to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Consequences to Non-U.S. Holders—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings are available through the EDGAR system.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities are exposed to a variety of market risks, including foreign currency risk and inflation and interest rate risk.

Foreign Exchange Risk

We report our financial results in dollars, but most of our revenue and expenses are denominated in other currencies, particularly the Argentine peso and the Brazilian real. Any changes in the exchange rates of any such currencies against the dollar will affect our reported financial results as translated into dollars. Furthermore, many of our travel customers travel internationally and any changes in the exchange rate between their home currency and the currency of their intended destination may influence their travel purchases. We also use derivative financial instruments in some cases to manage our foreign exchange risk.

Our supplier arrangements often result in significant balances of both accounts payable and accounts receivable denominated in various currencies. To the extent that the timing of such payments are within our control, we often attempt to accelerate or delay such payments to minimize the disparity between our accounts payable and accounts receivable denominated in each currency, which reduces the effect of exchange rate fluctuations on our reported financial results. For example, we reduced our factoring of Brazilian installment receivables in 2016 in part to increase the total amount of our receivables denominated in Brazilian reais to partially offset our larger balance of accounts payable to suppliers in Brazil that are denominated in Brazilian reais. In addition, we can be exposed to foreign exchange risk with respect to international travel if we accept upfront payment at the time of booking in a travel customer’s home currency and are later required to pay the supplier in the supplier’s home currency.

Inflation and Interest Rate Risk

Brazil, Argentina and many other countries in Latin America have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil, Argentina and other Latin America countries and heightened volatility in the Latin America financial markets. Changes in inflation rates can affect our pricing as well as our expenses, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installment or other financing options, and may make such financing options more expensive for us.

The inflation rate in Brazil, as reflected by the IPCA was 10.7% in 2015, 6.3% in 2016, 2.9% in 2017, 3,75% in 2018 and 3.74 % in 2019. After experiencing in 2017 the lowest inflation rate since 1998, Brazil went through a higher rate of inflation, but which was better than expected by the government. The inflation rate in Argentina, as measured by the City of Buenos Aires Consumer Price Index, was 26.9% in 2015, 41.0% in 2016, 24.8% in 2017 and 47.6% in 2018. In 2019, Argentina inflation rate was 53.8%, the highest rate since 1991 and the second highest rate in Latin America.

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

The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to $253.5 million. We have not allocated our net proceeds from our initial public offering to any particular purpose. Rather, our management has considerable discretion in the application of the net proceeds that we received. As of the date hereof, $14.0 million of the net proceeds from our initial public offering has been allocated to the acquisition of Viajes Falabella, and we may use additional proceeds for other acquisitions or investments and general corporate purposes. No amount of the net proceeds have been paid to directors, officers, general partners or their associates nor to persons owning 10% or more of any class of our equity securities nor to any of our other affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2019.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2019.

However, management has excluded the Viajes Falabella Argentina, Viajes Falabella Chile, Viajes Falabella Colombia and Viajes Falabella Perú (collectively the “Viajes Falabella subsidiaries”) from its assessment of Internal Control over Financial Reporting as of December 31, 2019 because the Viajes Falabella subsidiaries were acquired by us in purchase business combinations during the fiscal year 2019. The Viajes Falabella subsidiaries are direct subsidiaries whose total aggregate assets and total aggregate revenues represent 5% and 4%, respectively, of our consolidated financial statements as of and for the year ended December 31, 2019.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to the exemption from such requirement for emerging growth companies.

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

Our audit committee consists of Mr. Mario Eduardo Vázquez, Mr. Michael Doyle and Mr. Martín Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Doyle and Rastellino, satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Doyle and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at https://investor.despegar.com/corporate-governance/guidelines-and-ethics/default.aspx.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our consolidated financial statements prepared in accordance with U.S. GAAP are audited by Price Waterhouse & Co. S.R.L., a firm registered with the Public Company Accounting Oversight Board in the United States.

The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal year 2019 and 2018.

	Year Ended December 31,
	2019	2018
	(in thousands)
Audit fees (audit of financial statements)(1)	$1,261	$997
Tax fees (other certifications and tax advisory services)(2)	729	314
All other fees (advisory services)(3)	375	2

Total	$2,365	$1,313

(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2019 and 2018.
(2)	Includes fees for permitted tax compliance and tax advisory services.
(3)	Includes fees for permitted due diligence transactions.

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

As a foreign private issuer, we are permitted under NYSE rules to follow home country corporate governance practices instead of the NYSE requirements, except that we must maintain an audit committee of the board of directors that meets the requirements of Exchange Act Rule 10A-3 and disclose in our annual reports on Form 20-F any significant ways in which our corporate governance practices differ from those followed by U.S. domestic listed companies under NYSE listing standards.

As a foreign private issuer, we are permitted under NYSE rules to follow the corporate governance practices of our home country, the British Virgin Islands (“BVI”), instead of most of the NYSE’s corporate governance requirements. We follow home country corporate governance practices instead of nearly all of the NYSE’s corporate governance requirements, as decribed in more detail below. See also “ITEM 6. Directors, Senior Management and Employees—C. Board Practices.”

Requirement	NYSE Requirement FOR US Listed Companies	BVI Law	Despegar Practice

Independent Directors	The board of directors is required to have a majority of independent directors.	BVI law does not require us to have a majority of independent directors.	We do not have a majority independent board of directors in accordance with NYSE independence standards

Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	BVI law does not require us to hold executive sessions of the board of directors.	We do not hold independent directors’ meetings.

Audit Committee	Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as the SEC Rule 10A-3 independence requirements (subject to any available exemptions).	BVI law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements only, and not general NYSE independence standards.

Internal Audit Function	Must have an internal audit function. This function may be performed by a third party.	BVI law does not require an internal audit function.	We do not have an internal audit function.

Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	BVI law does not require an independent compensation committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Nomination of Directors	Must have a nominating/corporate governance committee consisting solely of independent directors.	BVI law does not require an independent nominating committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Corporate Governance Guidelines	Company must adopt and disclose corporate governance guidelines	BVI law does not require corporate governance guidelines.	We do not have corporate governance guidelines.

Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances	Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.	BVI law does not require shareholder approval of equity compensation plans or such other share issuances	We have not and do not intend to submit for shareholder approval any equity-compensation plans or the other dilutive and related party equity issuances covered by NYSE rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.	EXHIBITS

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

The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.2	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.3	Fourth Amended and Restated First Refusal and Co-Sale Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

1.4	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

2.1*	Description of securities registered under Section 12(b) of the Exchange Act.

4.1*##	Amended and Restated Expedia Outsourcing Agreement dated as of November 14, 2019, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Despegar.com Peru SAC, Despegar.com Chile SpA., Despegar Colombia S.A.S., Viajes Despegar.com O.N.L.I.N.E. S.A., Despegar Ecuador S.A., Despegar.com USA, Inc., Despegar.com Panama S.A., and Holidays S.A.

4.2#	Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.3	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.4	Despegar.com, Corp. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

8.1*	List of Subsidiaries of Despegar

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

*	Filed herewith
#	Confidential treatment requested granted with respect to portions of this exhibit.
*##	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DESPEGAR.COM, CORP.

By:	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer

Date: April 10, 2020

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Despegar.com, Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Subsequent Event

As discussed in Note 26 to the consolidated financial statements, subsequent to year-end decreased travel demand resulting from the evolving impact of the COVID-19 (Coronavirus) outbreak has had a negative impact and is likely to have a negative and material impact on the Company’s business.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina

April 10, 2020

We have served as the Company’s auditor since 2007.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires
T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Despegar.com, Corp.

Consolidated Balance Sheets as of December 31, 2019 and 2018

(in thousands of U.S. dollars)

	As of December 31,	As of December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	309,187	346,480
Restricted cash	4,457	5,709
Accounts receivable, net of allowances	213,551	228,448
Related party receivable	19,555	8,653
Other assets and prepaid expenses	69,694	68,471

Total current assets	$616,444	$657,761

Non-current assets
Other assets	25,351	12,751
Lease right-of-use assets	41,638	—
Property and equipment, net	21,205	19,716
Intangible assets, net	49,619	37,512
Goodwill	46,956	36,207

Total non-current assets	$184,769	$106,186

TOTAL ASSETS	$801,213	$763,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	59,673	42,353
Travel suppliers payable	206,954	185,450
Related party payable	86,602	83,904
Loans and other financial liabilities	19,209	31,162
Deferred revenue	8,853	8,229
Other liabilities	46,722	33,270
Contingent liabilities	6,297	4,794
Lease liabilities	6,498	—

Total current liabilities	$440,808	$389,162

Non-current liabilities
Other liabilities	6,646	243
Contingent liabilities	54	1,968
Lease liabilities	34,469	—
Related party liability	125,000	125,000

Total non-current liabilities	$166,169	$127,211

TOTAL LIABILITIES	$606,977	$516,373

SHAREHOLDERS’ EQUITY
Common stock (1)	261,608	255,254
Additional paid-in capital	327,523	321,627
Other reserves	(728)	(728)
Accumulated other comprehensive income	610	3,051
Accumulated losses	(326,510)	(305,600)
Treasury Stock	(68,267)	(26,030)

Total Shareholders’ Equity	$194,236	$247,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$801,213	$763,947

(1)	Represents 69,648 shares issued and outstanding at December 31, 2019 and 69,235 shares issued and outstanding at December 31, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Income

for the years ended December 31, 2019 2018 and 2017

(in thousands of U.S. dollars)

	For the year ended December 31,
	2019	2018	2017
Revenue (1)	524,876	530,614	523,940
Cost of revenue	(179,565)	(172,110)	(142,479)

Gross profit	$345,311	$358,504	$381,461

Operating expenses
Selling and marketing	(187,894)	(174,357)	(166,288)
General and administrative	(92,962)	(67,240)	(72,626)
Technology and product development	(73,375)	(71,154)	(71,308)
Impairment of long-lived assets	—	(363)	—

Total operating expenses	$(354,231)	$(313,114)	$(310,222)

Operating (loss) / income	$(8,920)	$45,390	$71,239

Financial income	7,944	7,621	2,389
Financial expense (2)	(25,159)	(26,788)	(19,268)

(Loss) / Income before income taxes	$(26,135)	$26,223	$54,360

Income tax benefit / (expense)	5,225	(7,069)	(11,994)

Net (loss) / income	$(20,910)	$19,154	$42,366

(1)	Includes $ 38,760, $ 43,975 and $ 37,000 for related party transactions for the years 2019, 2018 and 2017, respectively. See note 17.
(2)	Includes $15,379, $ 12,368 and $ 8,601 for factoring of credit card receivables for the years ended 2019, 2018 and 2017, respectively.

(Losses) / Earnings per share available to common stockholders:
Basic	(0.30)	0.28	0.69
Diluted	(0.30)	0.27	0.69
Shares used in computing (losses) / earnings per share (in thousands):
Basic	69,465	69,154	61,457
Diluted	70,615	71,254	61,548

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2019, 2018 and 2017

(in thousands of U.S. dollars)

	For the year ended December 31,
	2019	2018	2017
Net (loss) / income	$(20,910)	$19,154	$42,366

Other comprehensive (loss) / income, net of tax
Foreign currency translation adjustment	(2,441)	(13,272)	37

Comprehensive (loss) / income	$(23,351)	$5,882	$42,403

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2019, 2018 and 2017

(in thousands of U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income	Accumulated Losses	Treasury Stock	Total Equity
	Number of shares (in thousands)	Amount
Balance as of December 31, 2016	58,518	6	312,155	(728)	16,286	(409,982)	—	(82,263)

Stock-based compensation expense	—	—	4,289	—	—	—	—	4,289
Foreign currency translation adjustment	—	—	—	—	37	—	—	37
Issuance of common stock (1)	10,579	253,529	—	—	—	—	—	253,529
Net income for the year	—	—	—	—	—	42,366	—	42,366

Balance as of December 31, 2017	69,097	253,535	316,444	(728)	16,323	(367,616)	—	217,958

Change in accounting standard ASC 606	—	—	—	—	—	42,862	—	42,862

Balance as of December 31, 2017 Adjusted	69,097	253,535	316,444	(728)	16,323	(324,754)	—	260,820

Stock-based compensation expense	—	—	6,766	—	—	—	—	6,766
Foreign currency translation adjustment	—	—	—	—	(13,272)	—	—	(13,272)
Exercise of stock options	138	1,719	(1,583)	—	—	—	—	136
Net income for the year	—	—	—	—	—	19,154	—	19,154
Treasury Stock	—	—	—	—	—	—	(26,030)	(26,030)

Balance as of December 31, 2018	69,235	255,254	321,627	(728)	3,051	(305,600)	(26,030)	247,574

Stock-based compensation expense	—	—	11,686	—	—	—	—	11,686
Foreign currency translation adjustment	—	—	—	—	(2,441)	—	—	(2,441)
Exercise of stock options	413	6,354	(5,790)	—	—	—	—	564
Net loss for the year	—	—	—	—	—	(20,910)	—	(20,910)
Treasury Stock	—	—	—	—	—	—	(42,237)	(42,237)

Balance as of December 31, 2019	69,648	261,608	327,523	(728)	610	(326,510)	(68,267)	194,236

(1)	Net of issuance costs of $21,530.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Consolidated Statements of Cash Flows

for the years ended December 31, 2019, 2018 and 2017

(in thousands of U.S. dollars)

	For the year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net (loss) / income	$(20,910)	$19,154	$42,366
Adjustments to reconcile net (loss) / income to net cash flows from operating activities:
Unrealized foreign currency losses / (gains)	6,748	(1,088)	457
Depreciation expense	6,659	4,985	5,075
Amortization of intangible assets	16,137	10,140	8,751
Disposal of property and equipment	597	—
Impairment of long-lived assets	—	363	—
Stock based compensation expense	11,686	6,766	4,289
Amortization of right of use	3,923	—	—
Interest and penalties	1,228	494	(65)
Income taxes	(9,666)	2,876	5,507
Allowance for doubtful accounts	4,294	1,062	818
Provision / (Recovery) for contingencies	1,603	2,021	(603)
Changes in assets and liabilities, net of non-cash transactions:
Decrease / (Increase) in accounts receivable, net of allowances	13,823	(54,705)	(85,383)
Increase in related party receivables	(10,905)	(3,406)	(3,013)
Decrease / (Increase) in other assets and prepaid expenses	19,695	(61,302)	(10,090)
Increase in accounts payable and accrued expenses	16,651	4,277	22,363

(Decrease) / Increase in travel suppliers payable	(19,459)	42,789	78,835

Increase / (Decrease) in other liabilities	4,391	3,309	(12,323)
Decrease in contingencies	(1,990)	(5,567)	(12,183)
Increase in related party liabilities	3,678	4,203	13,964
Increase in lease liability	(4,573)	—	—
Increase in deferred revenue	628	6,009	2,461

Net cash flows provided by / (used in) operating activities	$44,238	$(17,620)	$61,226

Cash flows from investing activities:
Payments for acquired business, net of cash acquired	(228)	—	—
Acquisition of property and equipment	(5,942)	(13,085)	(8,746)
Increase of intangible assets, including internal-use software and website development	(24,614)	(13,494)	(12,929)

Net cash flows used in investing activities	$(30,784)	$(26,579)	$(21,675)

Cash flows from financing activities:
Increase in loans and other financial liabilities	55,652	66,814	30,159
Decrease in loans and other financial liabilities	(67,159)	(42,177)	(29,574)
Exercise of stock based compensation	564	136	—
Proceeds from issuance of shares (1)	—	—	253,529
Purchase of treasury stock	(42,237)	(26,030)	—

Net cash flows (used in) / provided by financing activities	$(53,180)	$(1,257)	$254,114

Effect of exchange rate changes on cash and cash equivalents	1,181	(13,132)	(2,053)

Net (decrease) / increase in cash and cash equivalents	$(38,545)	$(58,588)	$291,612

Cash and cash equivalents and restricted cash as of beginning of the year	$352,189	$410,777	$119,165
Cash and cash equivalents and restricted cash as of end of the period (2)	$313,644	$352,189	$410,777

	2019	2018	2017
Supplemental cash flow information
Cash paid for income tax	$9,106	$14,423	$18,455
Interest paid	$5,767	$5,311	$942
Financed portion of acquisition	$10,696	$—	$—

(1)	Net of issuance costs paid of $ 21,530 as of December 31, 2017.
(2)	See Note 4

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

1.	Business

Despegar.com, Corp. (formerly Decolar.com, Inc.) (hereinafter referred to as “the Company”) is the leading online travel company in Latin America, known by its two brands, “Despegar”, the Company’s global brand, and “Decolar”, the Company’s Brazilian brand. The Company provides its traveler customers a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables them to find, compare, plan and purchase travel products easily through our marketplace. The Company provides its network of travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers.

On May 3, 2017, the stockholders of Decolar.com, Inc., a Delaware holding company, exchanged their shares for ordinary shares of the Company to create a new British Virgin Island holding company. Following the exchange, Decolar.com, Inc.’s shareholders owned shares of the Company and Decolar.com, Inc. became a wholly-owned subsidiary of the Company. In September 2017, the Company successfully completed its initial public offering in the United States.

The Company primarily generates revenue from facilitation services to travel suppliers and travelers. The Company derives substantially all of its revenue from commissions earned from facilitation services to travel suppliers, including facilitating reservations of flight tickets, hotel accommodations, car rentals, vacation packages and other travel-related products and services and service fees charged to travelers for facilitation services including the handling and processing selected travel products, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes. To a lesser extent, the Company also derives revenue from override commissions or incentives from travel suppliers and GDS providers if certain performance conditions are met and advertising revenues from the sale of third-party advertising placements on the Company’s websites and from certain suppliers when their brands appear in the Company’s advertisements in mass media.

2.	Basis of consolidation and presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The following are the Company’s main operating subsidiaries (all wholly-owned):

Name of the Subsidiary	Country of Incorporation
Despegar.com.ar S.A.	Argentina
Viajes Falabella S.A.	Argentina
Decolar.com LTDA.	Brazil
Despegar.com Chile SpA	Chile
Viajes Falabella SpA	Chile
Despegar Colombia S.A.S.	Colombia
Agencia de Viajes y Turismo Falabella S.A.S.	Colombia
Despegar Ecuador S.A.	Ecuador
Despegar.com México S.A. de C.V.	Mexico
Despegar.com Peru S.A.C.	Perú
Viajes Falabella S.A.C.	Perú
Despegar.com USA, Inc.	United States
Travel Reservations S.R.L.	Uruguay

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

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

Foreign currency translation

The Company’s foreign subsidiaries (except for Travel Reservations S.R.L in Uruguay and other subsidiaries in the United States, Ecuador, Argentina and Venezuela, which use the U.S. dollar as functional currency) have determined the local currency to be their functional currency. Assets and liabilities are translated from their local currencies into U.S. dollars at the end-of-the-year exchange rates, and revenue and expenses are translated at average monthly rates in effect during the year. Translation adjustments are included in the consolidated statements of comprehensive income.

Gains and losses resulting from transactions in non-functional currencies are recognized directly in the consolidated statements of income under the line items “Financial income” and “Financial expense”, respectively.

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

A highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period. The alternative three-year cumulative indices at June 30, 2018 exceeded 100%. According to U.S. GAAP, the company should apply highly inflationary accounting no later than July 1, 2018. As of July 1, 2018, the Company transitioned its Argentinian operations to highly inflationary status in accordance with U.S. GAAP, and changed the functional currency of the Argentine subsidiary from Argentine Pesos to U.S. dollars, which is the functional currency of their immediate parent company.

Accordingly, local currency monetary assets and liabilities are remeasured at closing exchange rate, non-monetary assets are remeasured at the rate prevailing on the date of the respective transaction, and revenues and expenses are remeasured at the average exchange rate of each month. The effect of the remeasurement is recognized as foreign currency gains / (losses) and are recognized in the consolidated statements of income under the line items “Financial income” and “Financial expense”, respectively.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates. The significant estimates underlying the Company´s consolidated financial statements include revenue recognition, including the accounting for certain merchant revenues, allowance for doubtful accounts, recoverability of intangible assets with indefinite useful lives and goodwill, contingencies, fair value of stock based compensation and fair value of financial instruments. The consolidated financial statements reflect all adjustments considered, in the opinion of management, necessary to fairly present the results for the periods presented.

Concentration of risk

The Company´s business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, primarily airlines, dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. It also relies on global distribution system (“GDS”) partners and third-party service providers for certain fulfillment services.

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

Revenue recognition

The Company primarily generates revenue as a result of its facilitation services to two groups of customers, travel suppliers and travelers.

The Company primary sources of revenue are:

•

Commissions earned from facilitation services to travel suppliers, including facilitating reservations of flight tickets, hotel accommodations, car rentals, vacation packages and other travel-related products and services;

•

Service fees charged to travelers for facilitation services including the handling and processing selected travel products, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes;

•	Override commissions or incentives from travel suppliers and GDS providers if certain performance conditions are met; and

•	Advertising revenues from the sale of advertising placements on the Company’s websites.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Facilitation services (commissions and service fees)

The Company offers its facilitation services to travel suppliers and travelers through the following business models: the Prepay/Merchant Model and the Pay-At-Destination/Agency Model, which represents approximately 78% and 2% of the Company’s total revenue for the year ended December 31, 2019, respectively. The remaining 20% of the total revenue comprises the other revenue sources including GDS incentives and advertising revenue.

Under both business models, the Company provides travel suppliers access to the Company’s platform so they can have an outlet for selling their travel products to millions of travelers in an interactive and organized way. Specifically, the Company’s performance obligation to travel suppliers is to help them facilitate the sales of their travel products by connecting the travel supplier and the traveler. The Company receives a commission from the travel supplier in exchange for satisfying its performance obligation to the travel supplier. Under the contracts with travel suppliers, after an initial booking is completed, there are no post booking services outstanding to the travel supplier included in the initial performance obligation.

Under both business models, the Company provides travelers access to the Company’s platforms so they can search for thousands of alternatives in travel products. The Company’s performance obligation to travelers is the handling and processing of a selected travel product, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes (i.e. correction of clerical errors) to the reservations through the Company’s call center or via online. The Company considers these post-booking services to be immaterial in the context of the contract with the travelers. The Company charges a service fee to travelers, which is the consideration the Company receives in exchange for satisfying its performance obligation to the traveler. Any post-booking services beyond minor inquiries or minor administrative changes to the reservation, such as modifications to the original terms of the reservations, are considered as new performance obligations with the traveler and the travel supplier. Accordingly, the Company charges a new booking fee and a new administrative fee for this service. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, the Company receives an incremental commission from the travel supplier as well.

Under both business models, the Company recognizes revenue upon the transfer of control of the promised facilitation services to travelers and travel suppliers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those facilitation services. The Company has determined the point in time of revenue recognition by evaluating when customers obtain control to the promised facilitation services. The Company has considered the indicators that control has transferred to the customers at the time the booking is completed within the context of the nature of the performance obligations discussed above including (i) for the majority of transactions, travelers are obligated to pay upfront the entire amount of the travel product selected (which amount comprises the value of the travel product plus the service fee) at the time of booking before it can be considered confirmed and a voucher issued (even for refundable or cancellable bookings) and the Company is legally entitled to retain its commission out of this total amount, (ii) the Company has the right to invoice the traveler for its facilitation services at the time of booking despite the fact that the amount could be subject to refund in the future, (iii) the traveler is in legal and physical possession of a travel voucher representing the reservation purchased through the Company’s platform and the travel supplier receives a confirmed reservation which constitutes a separate agreement between the traveler and the travel supplier, (iv) the traveler obtained the significant risks and rewards of the facilitation services provided by the Company and the travel

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

supplier obtained the significant risks and rewards of having sold a travel product to travelers and (v) the traveler and travel supplier explicitly accepts the terms and conditions of the facilitation services provided by the Company.

For those cancellable or refundable transactions pursuant to the terms and conditions of the travel products set by travel suppliers, the Company considers the consideration received for cancellable or refundable transactions as variable and records a provision for cancellations against revenue based on past objective historical experience. Each reservation may have its own terms and conditions for refunds as established by travel suppliers. Under the terms and conditions of certain reservations set by travel suppliers, the traveler may incur costs upon requesting a refund. Generally, reservations cancelled after a specified date and time prior to commencement of travel are not fully refunded.

Under both business models, the Company has determined that net presentation (that is the amount billed to the traveler less the amount paid to the travel supplier) is appropriate for the majority of the Company’s revenue transactions because the travel supplier is primarily responsible for providing the underlying travel services, the Company does not control the service or travel product provided by the travel supplier to the traveler and the Company does not bear inventory risk. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue). The Company presents its revenue on a gross basis for some bookings where the Company pre-purchases flight seats. These transactions have been limited to date.

The Company has agreed with certain local and regional banks to allow the Company to offer travelers the possibility of purchasing travel related products under installment plans established, offered and administered by the credit card holders’ issuing banks. The Company does not provide any type of financing by itself. Regardless of any financing or installment agreement offered by the banks, for transactions in certain territories, the Company generally receives full payment of its commissions and service fees within less than one month after the traveler completes the booking in the Company’s platforms, in an amount that reflects its cash-selling price. The banks assume full risk of default and delinquency by travelers. In other territories, such as in Brazil, the Company generally receives payment from the financing bank only after each scheduled payment is due from the traveler regardless of the fact that the traveler actually makes the scheduled payments. The Company generally receives payment before or during when the travel occurs. The Company expects at the time of booking that the period between when the traveler completes the booking and the Company receives the scheduled payments from the banks is one year or less (on average the Company receives payment during 8 months), thus the Company has made use of the practical expedient in ASC 606-10-32-18 whereby the Company does not adjust the amount of consideration for the effects of a significant financing component.

As mentioned above, the Company operates under two business models: the Prepay/Merchant Model and the Pay-at-destination/Agency Model.

Prepay/Merchant Business Model

Under this business model which represents approximately 78% of the total revenue of the Company for the year ended December 31, 2019, the Company receives the entire amount of the travel product sold up front at the time of booking, which amount comprises the value of the travel product set and offered by the travel supplier plus the service fee charged by the Company for the facilitation services.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The Company retains its commission agreed with the travel supplier out of this total amount paid by the traveler. The Company generally pays to the travel supplier for the travel product sold on its behalf at a later date, which is normally at the time the traveler uses the travel service.

Pursuant to the terms of the travel supplier agreements entered into with hotel operators, the hotels are permitted to invoice the Company for the travel products the Company sold on their behalf during a specified period of time. Generally, if the Company is not billed by the travel supplier within a 12-month period from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Under this business model which represents approximately 2% of the total revenue of the Company for the year ended December 31, 2019, travelers pay the travel supplier directly at destination. Commissions from travel suppliers are paid directly to the Company by travel suppliers, generally after the traveler uses the travel service. Service fees charged to travelers are nevertheless paid up front.

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

Loyalty revenue

In August 2019, the Company launched a global loyalty program. As of December 31, 2019, the program is only operating in Brazil. The Company expects to roll out the program in the other countries where it operates in 2020.

The program awards loyalty points to customers who complete a purchase of any travel product offered by the Company, or by using the services of other program participants, such as bank co-branded credit cards. Loyalty points can be redeemed for free or discounted travel products on the Company’s websites and physical locations at the discretion of customers without restrictions. The objective of the program is to encourage higher levels of repeat business from travel customers and brand appreciation and loyalty.

For loyalty points earned through travel product purchases, the Company applies a relative selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. Due to the lack of historical data and redemption patterns, the Company has not estimated any breakage as of December 31, 2019. The Company therefore recognizes breakage when the likelihood of the customer exercising its remaining rights becomes remote. The Company will continue evaluate its information about breakage.

For loyalty points earned through co-branded credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within 30 days subsequent to the month of points sale. Sales of loyalty points to business partners are comprised of two components, loyalty points and marketing (i.e. the use of intellectual property, including the Despegar brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). The Company allocates the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, the Company recognizes the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed. As of December 31, 2019, an amount of $ 1,611 was recognized as deferred revenue in the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held with banks and other short-term liquid investments with original maturities of three months or less. Gains or losses on short-term investments are recognized in financial expenses or financial income when incurred.

Accounts receivable, net of allowances for doubtful accounts

Accounts receivables are mainly related to credit card receivables, incentives and advertising, which are carried at the invoice amount less an allowance for doubtful accounts. The Company determines its allowance based on the aging of its receivables. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration. See Note 23 for additional information. See “Recently issued accounting pronouncements not yet adopted” later in this Note for the accounting change to the measurement of credit losses for accounts receivable, effective January 1, 2020.

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

(in thousands of U.S. dollars)

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

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of income.

Goodwill and Intangible assets, net

Goodwill

The Company accounts for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The Company’s consolidated financial statements reflect an acquired business starting at the date of the acquisition.

Goodwill is not subject to amortization and is tested at least annually for impairment, or earlier if an event occurs or circumstances change and there is an indication of impairment. The Company tests goodwill at a reporting unit level. The fair value of the reporting unit is compared to its carrying value, including goodwill. Fair values are determined using a combination of standard valuation techniques, including an income approach (discounted cash flows) and market approaches and based on market participant assumptions and based on market participant assumptions. An impairment is recorded to the extent that the implied fair value of goodwill is less than the carrying value of goodwill. See Note 9 for further information. See “Recently issued accounting pronouncements not yet adopted” later in this Note for the new accounting standard that the Company adopted in the first quarter of 2020.

No impairment of goodwill was recognized in any of the years presented.

Intangible assets

Acquired intangible assets

Intangible assets acquired in business combinations are initially recorded at fair value. The fair value of intangible assets is determined using a combination of standard valuation techniques, including an income approach (discounted cash flows) and market approaches and based on market participant assumptions.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Indefinite-lived intangible assets such as trademarks and internet domains are not subject to amortization and are tested at least annually for impairment, or earlier if an event occurs or circumstances change and there is an indication of impairment.

Definite-lived intangible assets such as customer relationships and licenses are amortized over their respective estimated useful lives.

See Note 9 for further information.

Website and Internal-use Software Capitalization

Certain direct development costs associated with website and internal-use software are capitalized and include external direct costs of services and payroll costs for employees devoting time to the software projects principally related to platform development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as definite-lived intangible assets and are generally amortized over a period of three years beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. See Note 9 for further information.

Impairment of long-lived assets

Long-lived assets include property and equipment, definite-lived intangible assets acquired in business combinations and capitalized website and internal-use software.

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The assessment of possible impairment is based upon the Company’s ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related asset group. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows, using a discount rate commensurate with the risks involved and based on assumptions representative of market participants.

As of December 31, 2019, no impairment of long-lived assets was recognized. As of December 31, 2018, the Company recognized an impairment of $363 for an office property in Caracas, Venezuela.

Travel suppliers payable

Travel suppliers payable comprises trade accounts payable to airlines, hotels and other travel suppliers for products and services offered. Airline suppliers are generally within thirty days of a confirmed air booking reservation. Under the pre-pay model, hotel suppliers are generally paid after traveler checks out. Generally, the Company’s contracts with hotels and other suppliers provide for a 12-month time period for invoicing the Company for past services. If an invoice is not received after that period, the Company recognizes breakage revenue for the uninvoiced payable.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Severance payments

The Company recognizes a liability for severance payments if the following criteria are met: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and (e) the plan has been communicated to employees.

Pension information

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or private pension plans. Amounts payable to such plans are accounted for on an accrual basis.

Contingent liabilities

The Company has certain regulatory and legal matters outstanding, as discussed further in note 16 “Commitments and Contingencies.” Periodically, the status of all significant outstanding matters is reviewed to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Company records the estimated loss in the consolidated statements of income.

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

Derivative financial instruments

As a result of the Company’s international operations, it is exposed to various market risks that may affect its consolidated results of operations, cash flows and financial position. These market risks include, but are not limited to, fluctuations in foreign currency exchange rates. The Company’s primary foreign currency exposures are in the currencies of Argentina, Brazil, Chile, Colombia and Mexico, in which it conducts a significant portion of its business activities. As a result, the Company faces exposure to adverse movements in foreign currency exchange rates as the financial results of its international operations are translated from local currencies into U.S. Dollars upon consolidation. Additionally, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency of an entity result in gains and losses that are reflected in net income.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The Company reports the fair value of its derivative assets and liabilities on a gross basis in the consolidated balance sheets in “Other assets and prepaid expenses” and ”Other liabilities“ respectively. Unless designated as hedges for accounting purposes, gains and losses resulting from changes in the fair value of derivative instruments are recognized in ”Financial income“ or ”Financial expense“ in the consolidated statements of income in the period that the changes occur and are classified within “Net cash provided by operating activities” in the consolidated statements of cash flows.

As of December 31, 2019 and 2018, derivative financial instruments consist of foreign currency forward contracts of a short-term nature. The following table shows the derivative financial position as of the end of each year:

	Local currency	National amount	Type	Maturity	Fair value
2019
	Argentinian pesos	$15,000	Purchase	Jan - 20	(360)
	Chile pesos	$24,500	Purchase	Jan / Feb / Mar - 20	(848)
	Colombian pesos	$2,000	Purchase	Jan - 20	(63)
	Argentinian pesos	$6,000	Sell	Jan - 20	335
	Mexican pesos	$7,000	Sell	Jan / Feb - 20	119
2018
	Brazilian reais	$9,700	Purchase	Mar- 19	(760)
	Chile pesos	$7,000	Purchase	Jan / Feb- 19	92
	Mexican pesos	$2,000	Sell	Feb - 19	n/m

Leases

On January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) 842, Leases, using a modified retrospective method applied to all contracts as of January 1, 2019. Therefore, for reporting periods beginning after December 31, 2018, the financial statements are prepared in accordance with the current lease standard and the financial statements for all periods prior to January 1, 2019 are presented under the previous lease standard (“ASC 840”). See “Recent Adopted Accounting Standards” later in this Note for further information related to the impact of the adoption of this accounting standard.

The Company determines if an arrangement is a lease, or contains a lease, when a contract is signed. The Company determines if a lease is an operating or finance lease and records a lease asset and a lease liability upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The Company has operating leases for office space and customer service centers. The Company uses its incremental borrowing rate as its discount rate to determine the present value of its remaining lease payments to calculate its lease assets and lease liabilities

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

because the rate implicit in the lease is not readily determinable. The incremental borrowing rates approximate the rate the Company would pay to borrow in the currency of the lease payments on a collateralized basis for the weighted-average life of the lease. Operating lease assets also include any prepaid lease payments and lease incentives received prior to lease commencement.

The Company recognizes lease expense on a straight-line basis over the lease term.

Generally leases are for periods between 3 and 5 years. Most leases have one or more options to renew, with renewal terms that can initially extend the lease term for various periods up to 15 or 25 years. The exercise of renewal options for office space and customer centers is at the Company’s discretion and are included if they are reasonably certain to be exercised.

Financial income / (expense)

The Company incurs in financial expenses items such as factoring for discounted installments, interest paid for derivatives instruments and financial liabilities and foreign exchange rate and generates financial income from financial investments, derivatives instruments and foreign exchange rates.

Comprehensive income / (loss)

Comprehensive income / (loss) includes net income / (loss) as currently reported under U.S. GAAP and also considers the effect of additional economic events that are not required to be recorded in determining net income, but are rather reported as a separate component of shareholders’ deficit.

Other comprehensive income / (loss) includes the cumulative translation adjustment relating to the translation of the financial statements of certain of the Company’s foreign subsidiaries (see Note 2 “Foreign currency translation”).

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

(in thousands of U.S. dollars)

advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or (ii) on a straight-line basis over the term of the contract.

Advertising expenses for 2019, 2018 and 2017 amounted to $ 147,033, $ 150,275 and $ 144,777, respectively.

Accounting for income taxes

The Company is organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, the Company is treated as a U.S. corporation for U.S. federal tax purposes. Accordingly, the Company is subject to U.S. federal income tax on its worldwide income. The Company is subject to foreign taxes in the several jurisdictions where it operates.

Income taxes are accounted for under the asset and liabilities method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes these assets will more likely than not be realized. The Company regularly reviews its deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences, the carryforward periods available for tax reporting purposes, and tax planning strategies. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. In determining the future tax consequences of events that have been recognized in the financial statements or tax returns, significant judgments, estimates, and interpretation of statutes are required.

In 2018, the Company adopted an accounting policy to treat taxes on global intangible low-taxed income (“GILTI”) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs. See Note 14 for further details related to income taxes.

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Recently adopted accounting standards

Leases

In February 2016, the FASB issued a new accounting standard that requires lessees to recognize an asset and a liability in the balance sheet for the rights and obligations created by entering into lease transactions. The new standard retains the dual-model concept by requiring entities to determine if a lease is an operating or finance lease. The new standard also expands qualitative and quantitative disclosures for lessees.

The Company adopted this new standard on January 1, 2019 on a modified retrospective basis and has elected not to restate comparative periods. The Company elected other options, which allow the Company to use its previous evaluations regarding if an arrangement contains a lease, if a lease is an operating or finance lease and what costs are capitalized as initial direct costs prior to adoption. The Company also elected to combine lease and non-lease components.

Upon the adoption of the new lease standard, on January 1, 2019, the Company recognized operating lease assets of $ 31,578 and total operating lease liabilities of $ 31,578 (including a current liability of $ 6,498) in the consolidated balance sheet. There was no impact to retained earnings at adoption. See Note 25 for more information related to leases.

Recently issued accounting pronouncements not yet adopted

Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued a new accounting update relating to income taxes. This update provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public business entities, this update is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The amendment related to franchise taxes that are partially based on income should be applied on either a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. All other amendments should be applied on a prospective basis. The Company is currently evaluating the impact to its consolidated financial statements of adopting this update and does not expect it to have a material impact.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued a new accounting update to simplify the test for goodwill impairment. The revised guidance eliminates the previously required step two of the goodwill impairment test, which required a hypothetical purchase price allocation to measure goodwill impairment. Under the revised guidance, a goodwill impairment loss will be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

of goodwill. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. A public business entity should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted this update in the first quarter of 2020 and will apply it on a prospective basis.

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued a new accounting update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities. For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, this update made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists. The Company adopted this update in the first quarter of 2020 and applied this update on a modified retrospective basis. The adoption did not have a material impact to the Company’s consolidated financial statements.

Disclosure requirements on fair value measurements

In August, 2018, the FASB issued the ASU 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The update is related to the disclosure requirements on fair value measurements, which removes, modifies or adds certain disclosures. The guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements. The Company adopted this update in the first quarter of 2020 and applied this update on a prospective basis. The adoption did not have a material impact to the Company’s consolidated financial statements.

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract

In August 2018, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also added certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For public business entities, this update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this update in the first quarter of 2020 and applied this update on a prospective basis. The adoption did not have a material impact to the Company’s consolidated financial statements.

4.	Restricted cash

Restricted cash is restricted through legal contracts or regulations. Restricted cash at December 31, 2019, 2018 and 2017 principally relates to collateralized amounts related to operations with travel suppliers and service providers such as IATA.

The following table reconciles cash and cash equivalents and restricted cash reported in the consolidated balance sheets to the total amount shown in the consolidated statements of cash flows:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
As included in the consolidated balance sheets:
Cash and cash equivalents	309,187	346,480	371,013
Restricted cash	4,457	5,709	39,764

Total cash and cash equivalents and restricted cash as shown in the consolidated statements of cash flows:	$313,644	$352,189	$410,777

5.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of December 31, 2019	As of December 31, 2018
Cash on hand	42	20
Bank deposits	118,933	177,013
Time deposits	153,838	135,614
Money market funds	36,374	33,833

	$309,187	$346,480

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

6.	Accounts receivable, net

Accounts receivable, net of allowances consists of the following:

	As of December 31, 2019	As of December 31, 2018
Accounts receivable	216,756	230,513
Allowance for doubtful accounts	(3,205)	(2,065)

	$213,551	$228,448

7.	Other assets and prepaid expenses

Other current assets and prepaid expenses consist of the following:

	As of December 31, 2019	As of December 31, 2018
Tax credits	37,067	33,042
Prepaid expenses and advance to suppliers	29,083	31,553
Prepaid advertising	1,483	1,934
Others	2,061	1,942

	$69,694	$68,471

Other non-current assets consist of the following:

	As of December 31, 2019	As of December 31, 2018
Deferred tax assets	25,351	12,751

	$25,351	$12,751

8.	Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31, 2019	As of December 31, 2018
Computer hardware and software	31,966	27,365
Office furniture and fixture	21,882	15,255
Buildings	2,086	2,018
Land	41	41

Total property and equipment	55,975	44,679

Accumulated depreciation	$(34,770)	$(24,963)

Total property and equipment, net	$21,205	$19,716

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $6,659, $4,985 and $5,075, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

For the year ended December 31, 2019, $4,001 is included in “Technology and product development” and $2,658 is included in “General and administrative”.

For the year ended December 31, 2018, $1,036 is included in “Technology and product development” and $3,949 is included in “General and administrative”.

For the year ended December 31, 2017, $958 is included in “Technology and product development” and $4,117 is included in “General and administrative”.

9.	Goodwill and intangible assets, net

Goodwill and intangible assets, net consists of the following:

	As of December 31, 2019	As of December 31, 2018
Goodwill	46,956	36,207

Indefinite-lived intangible assets
Trademarks and domains	13,882	13,882
Definite-lived intangible assets
Software development costs	72,532	54,406
Licenses	1,795	—
Customer relationships	3,663	—

Total intangible assets	91,872	68,288

Accumulated amortization (1)	(42,253)	(30,776)

Total intangible assets, net	$49,619	$37,512

(1)

Accumulated amortization as of December 31, 2019 comprised of $41,605, $154 and $494, for software development costs, licenses and customer relationships, respectively. Accumulated amortization as of December 31, 2018 comprised of $30,776, for software development costs.

Amortization expense for the years ended December 31, 2019, 2018 and 2017 was $16,137, $10,140 and $8,751, respectively.

For the year ended December 31, 2019, $14,198 is included in “Technology and product development”, $1,523 is included in “General and administrative” and $416 is included in “Selling and marketing”.

For the year ended December 31, 2018, $9,495 is included in “Technology and product development” and $645 is included in “General and administrative”.

For the year ended December 31, 2017, $7,431 is included in “Technology and product development” and $1,320 is included in “General and administrative”.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The changes in the balance of goodwill for the years ended December 31, 2019 and 2018 consist of the following:

	As of December 31, 2019	As of December 31, 2018
Balance, beginning of year	36,207	38,733
Acquisitions (1)	10,865	—
Foreign currency translation adjustments	(116)	(2,526)

Balance, end of year	$46,956	36,207

(1)	Goodwill relates to the acquisition of Viajes Falabella. See Note 13 for more information.

Goodwill is attributed $38,883 to the “Air” segment and $ 8,073 to the “Packages, Hotels and Other Travel Products” segment.

At December 31, 2019, the Company performed its annual goodwill impairment testing and concluded that there was no impairment of goodwill. In addition, the Company did not identify any impairment indicators for the Company’s other long-lived assets at December 31, 2019.

The annual estimated amortization expense for intangible assets for the next five years and thereafter, is as follows:

2020	10,766
2021	10,766
2022	10,420
2023	1,582
2024	1,381
Thereafter	820

Total	35,735

10.	Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	As of December 31, 2019	As of December 31, 2018
Marketing suppliers	29,957	25,484
Unbilled suppliers	10,742	8,513
Other suppliers	18,974	8,356

	$59,673	$42,353

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

11.	Travel suppliers payable

Travel supplier payables consist of the following

	As of December 31, 2019	As of December 31, 2018
Hotels and other travel service suppliers (1)	179,397	151,393
Airlines	27,557	34,057

	$206,954	$185,450

(1)	Includes $ 140,987 and $ 132,863 as of December 31, 2019 and 2018, respectively, for deferred merchant bookings which will be due after the traveler has checked out.

12.	Other liabilities

Other current liabilities consist of the following:

	As of December 31, 2019	As of December 31, 2018
Salaries payable	25,196	22,030
Taxes payable	10,958	8,586
Financed portion of acquisitions	5,477	—
Other	5,091	2,654

	$46,722	$33,270

Other non-current liabilities consist of the following:

	As of December 31, 2019	As of December 31, 2018
Financed portion of acquisitions	5,219	—
Taxes payable	1,427	243

	$6,646	$243

13.	Business combinations

Viajes Falabella

On June 7, 2019, the Company obtained the regulatory approvals and acquired the outstanding capital stock of Viajes Falabella Argentina, Viajes Falabella Chile and Viajes Falabella Peru. The acquisition of Viajes Falabella Colombia was completed on July 31, 2019, after the regulatory approvals were obtained. The acquired entities are herein referred collectively as “Viajes Falabella”. The Company acquired the Viajes Falabella entities from Grupo Falabella. The Viajes Falabella entities are engaged in the travel agency business through their online and offline presence.

The acquisition purchase price totaled $23 million, of which the Company paid $11.5 million in cash at acquisition date and the remaining amount will be paid in two installments due in June 2020 and in June 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Concurrent with the acquisition, the Company entered into a 10-year commercial agreement with Grupo Falabella which provides for several marketing and promotional activities and other activities to promote future business. The agreement also provides for the use of the Viajes Falabella brand in Argentina, Chile, Peru and Colombia for an initial period of 4 years, renewable for one-year periods at the option of the Company. The Company accounted for the use of the brand as a prepaid asset and amortizes it under the straight-line basis over the term of the contract.

The Company acquired Viajes Falabella and entered into the commercial agreement to enhance the Company’s position as a leading travel agency providing customers with an enhanced travel and tourism product and service offerings through online, call center and physical stores.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed, the Company primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the allocation of purchase price require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include (i) future revenue growth or attrition rates (ii) projected margins (iii) discount rates used to present value future cash flows (iv) the amount of synergies expected from the acquisition and (v) the economic useful life of assets, among others.

The following table summarizes the final purchase price allocation as of December 31, 2019 and the reconciliation with “Payments for acquired business, net of cash acquired” line item of consolidated statements of cash flows:

Viajes Falabella
Cash and cash equivalent	11,272
Accounts receivable	11,828
Other assets	34,611
Property and equipment	2,420
Intangible assets	3,663
Travel suppliers payable	(36,656)
Other Liabilities	(15,807)
Goodwill	10,865

Fair value of purchase price	22,196
Financed portion of acquisition	(10,696)
Cash acquired	(11,272)

Payments for acquired business, net of cash acquired	228

Intangible assets primarily consist of customer relationships, with a weighted average useful life of 3.7 years.

The goodwill reflects the value to the Company of increasing its presence in the region through omnichannel alternatives.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The Company incurred $0.5 million of acquisition-related expenses which are included in the statement of income for the year ended December 31, 2019.

The following table summarizes the revenues and net income (including purchase accounting amortization and the impact of intercompany eliminations) of Viajes Falabella included in the Company’s consolidated statement of income for the year ended December 31, 2019 since the date of acquisition:

Viajes Falabella
Net revenue	20,710
Net loss	(3,060)

The following pro forma summary presents consolidated information of the Company as if the acquisition of Viajes Falabella had occurred on January 1, 2018:

	For the years ended December 31,
	2019	2018
Net revenue	532,710	584,986
Net (loss) / income	(20,872)	19,770

These pro forma results include adjustments for purposes of consolidating the historical financial results of Viajes Falabella for the periods indicated. These pro forma results also include $ 0.8 million and $ 0.8 million for the years ended December 31, 2019 and 2018, respectively, to reflect the incremental amortization as a result of recording property, plant and equipment and intangible assets at fair value.

These pro forma results do not represent financial results that would have been realized had the acquisition actually occurred on January 1, 2018, nor are they intended to be a projection of future results.

14.	Income taxes

The following table presents a summary of U.S. and foreign income tax expense components:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Current:
Foreign	(3,936)	(10,289)	(7,682)
Federal	1,177	(1,336)	(36)
Deferred:
Foreign	12,425	8,749	2,063
Withholding:
Foreign	(4,299)	(3,921)	(6,339)
Federal	(142)	(272)	—

Income tax expense	$5,225	$(7,069)	$(11,994)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Below the classification of deferred tax assets/liabilities by current and non-current:

	As of December 31, 2019	As of December 31, 2018
Non-Current deferred tax assets	36,700	30,758

Total deferred tax assets	36,700	30,758

Less valuation allowance	(11,349)	(18,007)
Net deferred tax assets	25,351	12,751
Non-Current deferred tax liabilities	—	—

Total deferred tax liabilities	—	—

Total deferred tax	$25,351	$12,751

As of December 31, 2019, consolidated loss carryforwards for income tax purposes were $81,324. If not utilized, tax loss carryforwards will begin to expire as follows:

Expiration Date	NOLs Amount
Expires 2022	23
Thereafter	31,466
Without expiration dates	49,835

TOTAL (1)	81,324

(1)	A partial valuation allowance is booked as of December 31, 2019 in order to reserve $ 33,351 of the tax loss carryforwards detailed above.

NOLs Carryforwards expiration:

Brazil: $42,665. No expiration but offset limitation of 30% of the taxable income by fiscal year.

Argentina: $146. Five fiscal years expiration.

Colombia: $ 3,028. Twelve fiscal years expiration in general.

Peru: $4,564. No expiration, but offset limitation of 50% of the taxable income by fiscal year.

Mexico: $27,416. Ten fiscal years expiration.

Uruguay: $894. Five fiscal years expiration.

Chile: $2,606. No expiration.

Others: $5

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has foreign subsidiaries with aggregated undistributed earnings of $ 70,494 as of December 31, 2019. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences.

The Company’s management considers the earnings of the foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason has not recorded a deferred tax liability.

The following table summarizes the composition of deferred tax assets and liabilities as of the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Deferred Tax Assets
Tax loss carryforwards	25,717	23,445
Allowance for doubtful accounts	462	175
Royalties	69	2,296
Provisions and other assets	11,319	6,037
Property and equipment	(438)	(125)
Others	(429)	(1,070)

Total Deferred Tax Assets	$36,700	$30,758

Less valuation allowance	(11,349)	(18,007)

Total Deferred Tax Assets, net	$25,351	$12,751

Deferred Tax Liabilities	—	—

Total Deferred Tax Liabilities	$—	$—

Total Deferred Tax	$25,351	$12,751

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the weighted average income tax rate for 2019, 2018 and 2017 to income / (loss) before taxes:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Net Income / (Loss) before Income Tax	$(26,135)	$26,223	$54,360
Weighted average income tax rate (3)	29%	39%	33%

Income tax expense at weighted average income tax rate	(7,474)	10,273	17,740

Permanent differences:
(Non-Taxable Income) / Non-Deductible Losses (1)	(469)	(1,448)	(10,714)
Foreign non-creditable withholding tax (2)	4,439	4,193	6,339
Non-deductible expenses	1,054	1,346	2,223
Currency translation adjustment	1,891	1,902
Tax credits recovery	(157)	—	—
Others	553	540	(651)
True up	(2,693)	1,204
Change in Valuation allowance	(5,010)	(10,941)	(2,943)
Change in tax rate	2,641	—	—

Income Tax expense	$(5,225)	$7,069	$11,994

(1)	Includes tax benefits/losses generated by operations located in the Uruguayan “Free Trade Zone” and the benefits from Promotion Software Law in Argentina.
(2)	Includes foreign withholding taxes on royalties and services.
(3)

The Company uses a weighted average rate for the income tax reconciliation, since most of the business operations are run by subsidiaries located outside the U.S. The calculation is performed based on an average between the enacted tax rates of the foreign jurisdictions.

The following table presents the changes in the Company’s valuation allowance as of December 31, 2019, 2018 and 2017:

	Balance of beginning of period	Increase	(Decrease)	Balance at end of period
2019	18,007	5,892	(12,550)	11,349
2018	42,584	997	(25,574)	18,007
2017	45,526	4,716	(7,658)	42,584

Tax Reform

Argentina

On December 23, 2019 the Argentine congress enacted a law which maintains corporate income tax rate of 30% for two more years, instead of reducing the rate to 25% as established under the previous law. The law also maintains the dividend withholding tax rate of 7% for two more years for profits

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

accrued during fiscal year starting on January 1, 2020, instead of applying the 13% rate as previously established. In September 2018, the Argentine Government issued the Decree 793/2018 which established a temporary withholding on exports of 12% with a maximum limit of 4 Argentine Pesos per each US dollar of the amount of the export invoice. This withholding on exports is applicable for exports of years 2019 and 2020. A new Law modified reduced the percentage since 2020 from 12% to 5% without limit and extended the application of withholdings on exports until December 31, 2021.

On December 23th 2019 a new Tax (Tax for an Inclusive and Solidarity Argentina (PAIS)) was created in Argentina. New 30% Tax applies on the purchases by Argentinean residents of foreign services through credit/debit cards; acquisition by Argentinean residents of services to be provided outside the country, contracted through Travel and Tourism agencies - wholesale and / or retailers - of the country, acquisition of International passenger transport services (land, air, aquatic and road) provided that foreign currency is required to complete a transaction.

Software Law & Knowledge-based-Economy Promotional regime

On August 18, 2017, the Argentine National Ministry of Production issued Disposition 82-E/2017, accepting the registration of our Argentine subsidiary in the National Registry of Software Producers, created by Decree 1315/13. As a result of this registration and pursuant to Argentine National Law No. 25,922, as amended, and its corresponding regulations (the “Software Promotion Law”), our Argentine subsidiary has been granted several tax benefits through December 31, 2019. These benefits include (i) a fixed national tax rate, (ii) a fiscal bond equivalent to 70% of the value of 75,14% of the company’s social security tax contribution payments under Laws 19,032, 24,013 and 24,241, which can be used as a tax credit to offset national taxes; provided that not more than 13.83% of this tax credit may be used by the company to cancel Argentine corporate income tax; (iii) exemption from value-added tax withholding regimes; and (iv) a 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents.

On June 10, 2019, the Argentine government enacted Law No. 27,506 (knowledge-based economy promotional regime), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from certain specified activities. Law No. 27,506 allows companies currently benefiting from the software development law, to apply for tax benefits under Law No. 27,506, which will be effective from January 1, 2020 to December 31, 2029. Eligible companies are entitled to i) a 15% corporate income tax rate (instead of the otherwise applicable 30% corporate income tax rate), ii) a freeze on the taxpayer’s overall federal tax burden, iii) a reduction in employer social security contributions and iv) a tax credit in the amount of 1.6 times the amount payable as social security contributions. The tax credit may be used to offset federal taxes, such as value-added tax and income tax. The mentioned regime was suspended on January 20, 2020 through a new resolution issued by Argentina’s Ministry of Productive Development until new rules for the application of the knowledge-based economy promotional regime are issued. The Company will analyze whether it will be eligible to benefit from the law and its related tax benefits once the new regulations are issued.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

15.	Revenue

The following tables summarizes the Company’s revenues by segment and business model:

Segment

	For the year ended December 31,
	2019	2018	2017
Air	201,638	214,804	241,015
Packages, Hotels and Other Travel Products	323,238	315,810	282,925

	$524,876	$530,614	$523,940

Business model

	For the year ended December 31,
	2019	2018	2017
Pre-pay model	407,258	415,812	412,679
Pay-at-destination model	13,130	20,143	23,710
Others (1)	104,488	94,659	87,551

	$524,876	$530,614	$523,940

(1)	Correspond to incentives and advertising revenues

16.	Commitments and contingencies

Employment agreements

The Company has entered into employment agreements with certain key employees providing compensation guidelines for each employee. Pursuant to the terms of the employment agreements, the executives are generally entitled to receive compensation in the form of (i) an annual salary payable in cash on a monthly basis and (ii) a yearly bonus subject to the fulfillment of certain performance targets. ThIs compensation is recognized in “Other liabilities” in the consolidated balance sheets and in “General and administrative” in the consolidated statements of income.

Tax, legal and other

The Company is involved in disputes arising from its ordinary course of business. Although the ultimate resolution on these matters cannot be reasonably estimated at this time, management does not believe that they will have a material adverse effect on the financial condition or results of operations of the Company.

As of December 31, 2019 the Company had accrued liabilities approximately $1,500 related to unasserted tax claims. The Company currently estimates unasserted possible losses related to matters for which it has not accrued liabilities, as they are not deemed probable and reasonably estimable, to be approximately $4,700. The Company evaluates the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. As a result, future increases or decreases to its accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

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

17.	Related party transactions

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

Balances and operations with Expedia

Expedia, Inc., (“Expedia”) a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company. In March 2015, the Company entered into an outsourcing agreement (the “Expedia Outsourcing Agreement”) pursuant to which all hotel and other lodging reservations for countries outside of Latin America offered through the Company’s platforms are provided to the Company by Expedia on an exclusive basis. The Expedia Outsourcing Agreement was amended in 2019 to allow the Company to contract 10% of hotel inventory directly without using Expedia. Under the Expedia Outsourcing Agreement, Expedia is also the preferred provider of hotel and other lodging reservations in Latin America.

Under the Expedia Outsourcing Agreement, the Company is required to reach certain thresholds of marketing fees during specified periods. Failure to reach the thresholds may require the Company to pay a $125 million termination fee. Expedia may also unilaterally terminate the Expedia Outsourcing Agreement in the event of a change of control of the Company. Beginning March 2022, the Company may unilaterally terminate the Expedia Outsourcing Agreement upon payment of a $125 million termination fee. The Company is in compliance with the required thresholds as of December 31, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The term of the Expedia Outsourcing Agreement renews annually automatically unless terminated in certain cases.

In August 2016, the Company entered into another outsourcing agreement with Expedia (the “Despegar Outsourcing Agreement”) pursuant to which the Company is required to make the Company’s hotel reservations inventory available to certain affiliates of Expedia.

The Despegar Outsourcing Agreement has a three-year term that renews automatically for one-year periods unless either party elects not to renew.

As of December 31, 2019 and 2018, our net position with Expedia under the Expedia Outsourcing Agreement and the Despegar Outsourcing Agreement was a liability of $ 67,047 and $ 75,251, respectively, recognized under “Related party receivable” and “Related party payable”, respectively, in the consolidated balance sheets.

For the years ended December 31, 2019, 2018 and 2017, net revenue derived from the agreements with Expedia were $ 38,760, $ 43,975 and $ 37,000, respectively, which represented 7%, 8% and 7% of the Company’s consolidated net revenue respectively.

18.	Fair value measurements

Financial assets and liabilities carried at fair value at December 31, 2019 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	36,374	—	—	36,374
Time deposits	153,838	—	—	153,838
Derivatives
Foreign currency forwards	—	454	—	454

Total assets at fair value	190,212	454	—	190,666

Liabilities
Derivatives
Foreign currency forwards	—	(1,271)	—	(1,271)

Total liabilities at fair value	—	(1,271)	—	(1,271)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Financial assets and liabilities carried at fair value at December 31, 2018 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money Market funds	33,833	—	—	33,833
Time deposits	135,614	—	—	135,614
Derivatives
Foreign currency forwards	—	—	—	—

Total assets at fair value	169,447	—	—	169,447

Liabilities
Derivatives
Foreign currency forwards	—	(668)	—	(668)

Total liabilities at fair value	—	(668)	—	(668)

There are three levels of inputs to measure fair value. The definition of each input is described below:

Level 1: Quoted prices in active markets that are accessible by the Company at the measurement date for identical assets and liabilities.

Level 2: Inputs that are observable, either directly or indirectly. Such prices may be based upon quoted prices for identical or comparable securities in active markets or inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

The Company’s derivative instruments are valued using pricing models. Pricing models consider the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and foreign currency exchange rates. Derivatives are considered “Level 2” fair value measurements. The Company’s derivative instruments are typically short-term in nature.

At December 31, 2019 and 2018, the Company’s cash and cash equivalents consisted of bank deposits, time deposits and money market funds. Other financial assets and liabilities, including restricted cash, accounts receivable, accounts payable, accrued expenses and travel suppliers payable, are carried at cost which approximates their fair value because of the short-term nature of these items.

19.	Shareholders’ Equity – Treasury Stock

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

On August 1, 2019, the Company’s Board of Directors approved a new share repurchase program that enables the Company to repurchase up to $100 million of its shares. The new Share Repurchase Program became effective on August 8, 2019, and expires one year thereafter. Share repurchases may be undertaken through a variety of methods, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act, or through open market or privately negotiated transactions, in accordance with applicable law. The Company intends to enter into a 10b5-1 trading plan under the new Share Repurchase Program. The timing and number of shares repurchased pursuant to the new Share Repurchase Program may depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and other factors. The Company is not obligated to acquire any specific number of shares under the new Share Repurchase Program, and the program may be suspended, terminated or modified at any time for any reason, in accordance with applicable law.

Under the first share repurchase program, the Company purchased 1,525,632 shares at a cost of $20.6 million with a weighted average cost per share of $13.54, for the period ended December 31, 2019 and 1,544,475 shares at a cost of $ 26 million with a weighted average cost per share of $16.84, for the period ended December 31, 2018.

Under the new share repurchase program, the Company purchased 1,938,200 shares at a cost of $21.6 million with a weighted average cost per share of $11.13 for the period ended December 31, 2019.

As of December 31, 2019, $78.4 million remained available for repurchase under the current authorization.

20.	Earnings per share

Basic earnings per share

Basics earnings per share was calculated for the year ended December 31, 2019, 2018 and 2017 using the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share

For the year ended December 31, 2019, 2018 and 2017, the Company computed diluted earnings per share using (i) the number of shares of common stock used in the basic earnings per share calculation as indicated above (ii) if diluted, the incremental common stock that the Company would issue upon the assumed exercise of restricted stock units.

For the year ended December 31, 2019, there were 1,150 thousand shares included in the diluted earnings per share as the incremental common stock that the Company would issue upon the assumed exercise of the stock option plan, estimated under the treasury stock computation method.

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

(in thousands of U.S. dollars)

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

The following table presents basic and diluted earnings per share:

	2019	2018	2017
Net income / (loss) attributable to Despegar.com Corp.	(20,910)	19,154	42,366
Earnings per share attributable to Despegar.com Corp.
Basic	(0.30)	0.28	0.69
Diluted	(0.30)	0.27	0.69
Weighted average number of shares outstanding
Basic	69,465	69,154	61,457
Dilutive effect of restricted stock units	1,150	2,100	91

21.	Stock based compensation

2015 Restricted Stock Unit Plan

On March 6, 2015, the Company’s shareholders approved a restricted stock unit plan including the issuance of 90,626 restricted stock unit (the “RSUs”) in favor of an officer of the Company.

The RSUs included the following conditions:

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

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The fair value of the RSU granted during the year ended December 31, 2015 was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Expected volatility	41.69%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$7.47

As of December 31, 2018, these RSUs were fully vested.

The following table presents a summary of the Company’s RSU activity:

	RSU	Weighted Average Grant Date Fair Value per share
Balance as of December 31, 2016	90,626	7.47
Granted	—	—
Vested / (Cancelled)	—	—

Balance as of December 31, 2017	90,626	7.47
Granted	—	—
Vested as of March 21, 2018	(80,626)	—
Vested as of July 1, 2018	(10,000)

Balance as of December 31, 2018	—	—

There is no more activity under this plan for years subsequent to December 31, 2018.

2016 Stock Option Plan

In March 2017, the Company’s shareholders approved a stock option plan or restricted stock units (RSU) plan and reserve for issuance up to 4,000,000 stock options, of which 3,175,000 stock options were effectively granted in favor of some officers of the Company.

In August 2017, the Company’s shareholders approved an amendment to the abovementioned plan (the “Amended and Restated 2016 Stock Incentive Plan) and reserve for issuance an additional 861,777 shares increasing the total stock option plan to 4,861,777 shares.

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

(in thousands of U.S. dollars)

•	Liquidity Event Requirement: satisfied on the earlier to occur of

•	(i) an Initial Public Offering of the Company’s common stock, or

•	(ii) a change of control event.

•	No additional vesting exists upon completion of a liquidity event.

The fair value of stock options was determined at date of grant using income approach valuation techniques, including the Black-Scholes and Monte Carlo pricing models. The remaining vesting period as of December 31, 2019 is 35 months.

The following weighted average assumptions were used for options during the year ended December 31, 2017:

Risk-free interest rate	1.49%
Expected volatility	40.1%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$10.737

The following weighted average assumptions were used for options during the year ended December 31, 2018:

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

In December 2018, a change in the stock option exercise price was made. The change in the stock-based compensation plan was recognized as a modification.

As the Company replaced an award for another with the same fair value, no incremental compensation cost needed to be recognized as a result of the exchange of the awards.

The following weighted average assumptions were used for options during the year ended December 31, 2019:

Grant date	March 27	June 3	August 15
Risk-free interest rate	2.35%	2.15%	1.08%
Expected volatility	38.82%	38.0%	37.49%
Expected life (in years)	10	10	10
Weighted-average estimated fair value of options granted during the year	$3.59	2.78	1.99
Number of shares	95,408	70,243	60,252

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The fair value of the RSUs granted during the year ended December 31, 2019, was:

Grant date	February 28	March 27	June 3	August 15	October 31
Weighted-average estimated fair value of options granted during the year	$17.99	14.06	11.96	10.49	11.01
Number of shares	16,915	21,412	31,352	93,900	176,986

The following table presents a summary of the Company’s stock option activity:

	Options / RSU	Weighted Average Exercise Price per share	Remaining Contractual Life
Balance as of December 31, 2016	3,175,000	26.02	6
Granted	600,000	26.02

Balance as of December 31, 2017	3,775,000	26.02	5
Granted	2,693,648	18.40
Forfeited	(2,158,213)	26.34

Balance as of December 31, 2018	4,310,435	21.08	4
Granted	566,468	9.76
Forfeited	(676,186)	14.28

Balance as of December 31, 2019	4,200,717	12.44	4

Stock-based compensation included in “General and administrative” expenses in the consolidated statements of income was $ 11,686, $ 6,766 and $ 4,289 for the years ended December 31, 2019, 2018 and 2017, respectively.

Share-based awards granted by the Company during the years ended December 31, 2019, 2018 and 2017 had aggregate grant-date fair values of $ 658, $ 12,312 and $ 30,531 for the years ended December 31, 2019, 2018 and 2017, respectively.

Restricted stock units that vested during the years ended December 31, 2019 and 2018 had aggregate fair values at vesting of $ 4,417, $ 1,116 for the years ended December 31, 2019 and 2018, respectively. No restricted stock units vested during the year ended December 31, 2017.

At December 31, 2019, there was $ 27,547 of total future compensation cost related to unvested share-based awards to be recognized over a weighted-average period of 4 years.

22.	Guarantees

The Company is required to be accredited by the International Air Transport Association (“IATA”) to be permitted to sell international airlines tickets of airlines affiliated with IATA.

During 2019, certain Despegar.com subsidiaries granted guarantees for $ 4,457 for the benefit of the IATA and other suppliers in the form of time deposits or bank and insurance guarantees, which were recorded as restricted cash in the consolidated balance sheet at December 31, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

23.	Valuation and qualifying accounts

The following table presents the changes in the Company’s valuation and qualifying accounts.

	Balance of beginning of period	Increase / (Decrease)	Utilization	Other comprehensive Income / (Loss)	Balance at end of period
2019
Allowance for doubtful accounts	2,065	4,294	(3,050)	(104)	3,205

2018
Allowance for doubtful accounts	3,164	1,062	(1,063)	(1,098)	2,065

2017
Allowance for doubtful accounts	3,513	818	(984)	(183)	3,164

The information related to tax valuation allowance is included in Note 14.

24.	Segment information

The Company has two reportable segments: “Air” and “Packages, Hotels and Other Travel Products”.

The Company’s Air segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. The Company’s Packages, Hotels and Other Travel Products segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and incentives earned from suppliers to a lesser extent.

The Company determined the operating segments based on how the chief operating decision maker manages the business, makes operating decisions and evaluates operating performance. The primary operating metric is Adjusted Segment EBITDA.

Adjusted Segment EBITDA is calculated, with respect to each segment, as the Company’s net income or loss for the year before financial income and financial expense, income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation. Adjusted Segment EBITDA includes allocations of certain expenses based on transaction volumes and other usage metrics. The Company’s allocation methodology is periodically evaluated and may change.

For any of the years presented, there were no intersegment revenues.

As depreciation and amortization are not included in the Company’s segment measure, the Company does not report the assets by segment as it would not be meaningful. The Company does not regularly provide such information to the chief operating decision maker.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

The following tables present the Company’s segment information for the years ended December 31, 2019, 2018 and 2017.

	2019
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	201,638	323,238	—	524,876
Adjusted EBITDA	3,346	36,546	(14,330)	25,562
Depreciation and amortization	(7,716)	(7,716)	(7,364)	(22,796)
Stock-based compensation	—	—	(11,686)	(11,686)
Operating (loss) / income	(4,370)	28,830	(33,380)	(8,920)
Financial income	—	—	—	7,944
Financial expense	—	—	—	(25,159)
Loss before income tax	—	—	—	(26,135)
Income tax benefit	—	—	—	5,225
Net loss	—	—	—	(20,910)

	2018
	Air	Packages, Hotels and other travel products	Unallocated	Total
Third-party revenue	214,804	315,810	—	530,614
Adjusted EBITDA	27,790	37,739	2,115	67,644
Depreciation and amortization	(4,630)	(4,582)	(5,913)	(15,125)
Impairment of long-lived assets	—	—	(363)	(363)
Stock-based compensation	—	—	(6,766)	(6,766)
Operating income / (loss)	23,160	33,157	(10,927)	45,390
Financial income	—	—	—	7,621
Financial expense	—	—	—	(26,788)
Income before income tax	—	—	—	26,223
Income tax expense	—	—	—	(7,069)
Net income	—	—	—	19,154

	2017
	Air	Packages, Hotels and other travel products	Unallocated	Total
Third-party revenue	241,015	282,925	—	523,940
Adjusted EBITDA	58,397	31,341	(384)	89,354
Depreciation and amortization	(1,865)	(2,556)	(9,405)	(13,826)
Stock-based compensation	—	—	(4,289)	(4,289)
Operating income / (loss)	56,532	28,785	(14,078)	71,239
Financial income	—	—	—	2,389
Financial expense	—	—	—	(19,268)
Income before income tax	—	—	—	54,360
Income tax expense	—	—	—	(11,994)
Net income	—	—	—	42,366

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

Geographic information

The following table summarizes the allocation of the property and equipment based on geography:

	As of December 31, 2019	As of December 31, 2018
Argentina	7,067	7,830
Brazil	3,779	2,950
Uruguay	929	1,463
USA	4,357	4,097
Other countries	5,073	3,376

	$21,205	$19,716

The following table summarizes the allocation of the intangible assets based on geography:

	As of December 31, 2019	As of December 31, 2018
Argentina	28,487	19,616
Uruguay	14,859	14,837
Other countries	6,273	3,059

	$49,619	$37,512

The following table summarizes the allocation of the goodwill based on geography:

	As of December 31, 2019	As of December 31, 2018
Argentina	3,048	1,201
Brazil	10,508	10,901
Mexico	7,543	7,266
Uruguay	16,839	16,839
Chile	4,657	—
Colombia	2,864	—
Perú	1,497	—

	$46,956	$36,207

The following table summarizes the allocation of the revenue based on geography:

	For the year ended December 31,
	2019	2018	, 2017
Argentina	98,946	122,656	137,843
Brazil	159,676	165,688	151,550
Uruguay	131,160	142,902	145,534
Other countries	135,094	99,368	89,013

	$524,876	$530,614	$523,940

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

25.	Leases

See Note 3 for the Company’s accounting policy related to leases.

The Company has operating leases for office space and customer centers. As of December 31, 2019, the Company’s weighted-average discount rate and weighted-average remaining lease term were approximately 9% and 12 years, respectively. Some leases include options to extend the leases for up to 5 years which were considered probable as of year-end.

The Company had no finance leases as of December 31, 2019. As of December 31, 2019, the Company has not entered into leases that have not yet commenced.

Operating lease costs were $6, 748 for the year ended December 31, 2019. Under the lease accounting guidance in effect for the years ended December 31, 2018 and 2017, rent expense was $4,354 and $4,413, which includes operating lease costs as well as expense for non-lease components such as common area maintenance.

Supplemental cash flow information related to leases were as follows:

For the year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	6,748

As of December 31, 2019, the operating lease liabilities will mature over the following periods:

As of December 31, 2019
2020	6,736
2021	6,335
2022	6,127
2023	5,953
2024	5,948
Thereafter	26,148

Total remaining lease payments	57,247
Less imputed interest	(16,280)

Total operating lease liabilities:	40,967

Current operating lease liability	6,498

Non-current operating lease liability	34,469

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

At December 31, 2018, minimum lease payments for operating leases having an initial term in excess of one year under the previous lease standard (“ASC 840”) were as follows:

As of December 31, 2018
2019	5,341
2020	5,137
2021	4,542
2022	4,252
2023	4,169
Thereafter	21,763

Total remaining lease payments	45,204

26.	Subsequent events

Best Day Acquisition

In January 2020, the Company announced an agreement to acquire Viajes Beda S.A. de C.V. and Transporturist S.A. de C.V. (hereinafter collectively referred to as “Best Day”), a leading travel agency with primary operations in Mexico and businesses in Argentina, Brazil, Dominican Republic and other countries. The initial purchase price for the acquisition amounts to $136 million and is subject to working capital and debt adjustments. The acquisition also includes earnout payments to the previous shareholders based on certain metrics. The initial purchase price is paid $88.4 million at closing and the remaining amount in two installments payable 24 months and 36 months after closing. The closing of the acquisition is subject to antitrust approvals and certain closing conditions. The Company expects closing of the transaction during the second quarter of 2020.

Effects of Covid-19 on operations

In December 2019, the World Health Organization’s (WHO) heard the first reports of a previously unknown virus behind a number pneumonia cases. There was no explicit evidence of human-to-human transmission at that date. As of December 31, 2019, travel had not been affected to or from the regions generally served by the Company, mainly Latin America, Europe and the United States.

In January 2020, the virus (known as COVID-19 or “Coronavirus”) started spreading worldwide. The WHO declared COVID-19 a pandemic resulting in federal, state and local governments and private entities mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus.

Depending on how the situation evolves, governments may impose tougher measures including the extension of the travel bans for longer periods and/or other permanent restrictions. In addition, concerns about the COVID-19 are negatively impacting travel demand (and therefore the Company’s business) generally.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars)

As a result, in mid-March 2020, the Company began experiencing and continues to experience a significant decline in travel bookings and an increase in customer cancellations. The ultimate extent of the COVID-19 outbreak and its impact on travel in currently affected countries, or more broadly, is unknown and impossible to predict with certainty. As a result, the full extent to which the Coronavirus will impact the Company’s business and results of operations is unknown. However, subsequent to year-end, decreased travel demand resulting from the outbreak has had a negative impact, and is likely to have a negative and material impact, on the Company’s business, growth and results of operations. The Company estimated that net revenue for the month of March 2020 amounts to approximately $2,150, a decline of 93% as compared to the previous month and net revenue for the first quarter of 2020 amounts to approximately $78,246, a decline of 41% as compared to the same quarter of the previous year. In addition, the Company incurred additional customer service costs in connection with servicing travelers affected by the outbreak, which would also have a negative impact on the results of operations.

After close monitoring and responses and guidance from federal, state and local governments, in an effort to mitigate the spread of COVID-19, the Company implemented several measures to preserve its human capital and business. The majority of the Company’s employees are working remotely as from the second half of March 2020. The Company closely continues to monitor developments, including government requirements and recommendations at the national, state, and local level to evaluate possible extensions to all or part of such measures.

In addition, the Company has taken several steps to further strengthen its financial position and balance sheet, and maintain financial liquidity and flexibility, including, reviewing operating expenses, evaluating purchases, reducing or deferring capital expenditures, reducing executive management salaries and bonuses and renegotiating terms and conditions with travel suppliers.

The Company is also currently assisting its travel customers with changes to their travel arrangements through the implementation of several initiatives, including reallocating employees to increase capacity to handle customer assistance and providing travel customers with flexible conditions to defer travel plans.

As of March 31, 2020, the Company maintains a strong liquidity position and is taking all these measures to preserve cash. As the COVID-19 pandemic is complex and rapidly evolving, the Company’s plans as described above may change. At this point, the Company cannot reasonably estimate the duration and severity of this pandemic, which has and can continue to have a material adverse impact on our business, results of operations, financial position and cash flows.

The accompanying notes are an integral part of these consolidated financial statements.