Form 20-F/A
period 2019-12-31
Despegar.com, Corp.
filed 2020-04-13
CIK 1703141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

Despegar.com, Corp. (the Company), is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as filed with the Securities and Exchange Commission on April 10, 2020 (“Amendment No. 1”) solely to correct certain information that was incorrectly reported in the disclosures provided in the fifth paragraph of ‘Item 4. Information on the Company — B. Business Overview—Overview”; ‘Item 4. Information on the Company — B. Business Overview—Our Products—Packages, Hotels and Other Travel Products—Bus Tickets’; in the second paragraph of ‘Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources’ and in ‘Item 6. Directors, Senior Management and Employees — E. Share Ownership’ of our Annual Report.

The above-mentioned disclosures are replaced by the following texts:

ITEM 4.	INFORMATION ON THE COMPANY — B. BUSINESS OVERVIEW

Overview (Fifth Paragraph)

We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2019, our apps have approximately 60 million cumulative downloads from the iOS App Store and Google Play, 21.8 million of which were downloaded in the last two years, and we believe they are the most downloaded OTA apps in Latin America. During 2019 and 2018, mobile accounted for approximately 60% and 61%, respectively, of all of our user visits, and approximately 39% and 34%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.

Our Products

Packages, Hotels and Other Travel Products

Bus Tickets: Currently, bus tickets are available only in Brazil, Argentina, Mexico and Chile, and we intend to expand our coverage further to major cities in Latin America. We currently have relationships with suppliers that give us access to more than 180 bus carriers.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS – B. LIQUIDITY AND CAPITAL RESOURCES

B.	Liquidity and Capital Resources (Second Paragraph)

Based on preliminary management estimates, as of March 31, 2020, we had unrestricted cash and cash equivalents of $221.7 million. On the same basis, as of March 31, 2020, our travel suppliers payable plus our related party payables and our accounts payable and accrued expenses, minus our accounts receivable net of allowances and our related party receivables, are expected to range between $46 million and $52 million in aggregate net operational payables, compared to aggregate net operational payables of $120.1 million as of December 31, 2019. In addition, we are working on the implementation of different strategies to assist our travel customers with refunds and reschedulings, including through the issuance of vouchers to be used by our travel customers during 2020 or in some cases early 2021. If a travel customer does not accept the voucher, according to our standard commercial terms and conditions, the corresponding refund is typically payable within 120 days from the date the refund is requested.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. SHARE OWNERSHIP

E.	Share Ownership

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

	Outstanding Ordinary Shares as of March 31, 2020
Name of Beneficial Owner	Number	%
Directors and Executive Officers:
Nilesh Lakhani(1)	47,462	*
Damián Scokin(2)	60,740	*
Adam Jay	—	—
Martín Rastellino(3)	529,504	*
Mario Eduardo Vázquez(4)	7,150	*
Michael Doyle II(5)	165,392	*
Alberto Lopez Gaffney(6)	17,056	*
Mariano Scagliarini(7)	4,000	*
Gonzalo García Estebarena(8)	36,197	*
Sebastián Mackinnon(9)	31,303	*
Pablo Montivero Araya(10)	47,223	*

Directors and Executive Officers as a Group (11 persons)	946,027	1.36

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 47,462 ordinary shares held by Mr. Lakhani, Chairman and member of our board of directors.
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

For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”

EXHIBIT INDEX

Exhibit Number	Description

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

DESPEGAR.COM, CORP.

By:	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer

Date: April 13, 2020