Form 20-F
period 2020-12-31
Despegar.com, Corp.
filed 2021-04-30
CIK 1703141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Juana Manso 1069, Floor 5
Ciudad Autónoma de Buenos Aires, Argentina C1107CBU
Telephone: +54 11 4894-3500
(Address of principal executive offices)
Mariano Scagliarini, General Counsel
Juana Manso 1069, Floor 5
Ciudad Autónoma de Buenos Aires, Argentina C1107CBU
Telephone: +54 11 4894-3500
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

At December 31, 2020	70,099,328 ordinary shares
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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

PART I.
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
Financial Statements
Our consolidated financial information contained in this Annual Report derives from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019 and 2018 included in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars.
Adjusted Segment EBITDA
This Annual Report includes certain references to Adjusted Segment EBITDA for each of our segments (Air; and Packages, Hotels and Other Travel Products). We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash. For 2020, we have changed our definition of Adjusted Segment EBITDA reported internally to exclude restructuring charges and acquisition costs. We have effected this change retroactively to all years presented in this Annual Report. However, we did not have restructuring charges in either 2019 or 2018 and we did not consummate any acquisitions in 2018.
Adjusted Segment EBITDA is calculated, with respect to each segment, as our net loss for the year exclusive of financial income / (expense), income tax, depreciation, amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition costs. See note 20 to our audited consolidated financial statements for our Adjusted Segment EBITDA and segment information.
Non-GAAP
Financial Information
Consolidated Adjusted EBITDA
This Annual Report includes certain references to Consolidated Adjusted EBITDA, a non-GAAP
financial measure. For 2020, we have changed our definition of Consolidated Adjusted EBITDA to exclude restructuring charges and acquisition costs. We have effected this change retroactively to all years presented in this Annual Report. However, we did not have restructuring charges in either 2019 or 2018 and we did not consummate any acquisitions 2018.
We define Consolidated Adjusted EBITDA as net loss for the year exclusive of financial income / (expense), income tax, depreciation, amortization, impairment charges of long-lived assets, stock-based compensation expense, restructuring charges and acquisition costs. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Business Metrics” for a reconciliation of Consolidated Adjusted EBITDA to net income / (loss). Consolidated Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Consolidated Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

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
Currency Presentation
In this Annual Report, references to “dollars” and “$” are to the currency of the United States, references to “Brazilian real,” “Brazilian reais
” and “R$” are to the currency of Brazil, references to “Argentine pesos” and “AR$” are to the currency of Argentina and references to “Mexican peso” and “MX$” are to the currency of Mexico.
Rounding
Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations or percentages of the figures that precede them.
Trademarks
Our key trademarks are “Despegar,” “Despegar.com,” “Decolar” and “Decolar.com.” The key trademarks of Viajes Beda S.A. de C.V. (“Viajes Beda”) and Transporturist S.A. de C.V. (“Transporturist” and, together with Viajes Beda, “Best Day”), which we acquired on October 1, 2020, are “Best Day”, “BD Experience” and “HotelDo.” Other trademarks or service marks appearing in this Annual Report are the property of their respective holders. Solely for the convenience of the reader, we refer to our brands in this Annual Report without the
®
symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.
Forward-Looking Statements and Risk Factor Summary
This Annual Report includes forward-looking statements, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company––Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements.
We operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Annual Report because of new information, future events or other factors. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In light of the risks and uncertainties described above, the future events and circumstances discussed in this Annual Report might not occur or come into existence and forward-looking statements are thus not guarantees of future performance. In particular, the
COVID-19
pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this Annual Report. In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks listed below and those discussed under the caption “Item 3. Key Information—D. Risk Factors” in this Annual Report.
We are providing the following summary of the risk factors contained in this Annual Report to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained in this Annual Report in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. Some of the factors, risks and uncertainties that might materially affect the forward-looking statements contained herein and may make an investment in our securities speculative or risky include, but are not limited to, the following:

•
the
ongoing COVID-19 pandemic
is disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operations and cash flows, and it is difficult to predict the full extent of the impact that the pandemic will have on our Company;

•	we are subject to the risks generally associated with doing business in Latin America and risks associated with our business concentration within this region;

•	general declines or disruptions in the travel industry may adversely affect our business and results of operations;

•	our business and results of operations may be adversely affected by macroeconomic conditions;

•	we are exposed to fluctuations in currency exchange rates;

•	if we are unable to maintain or increase consumer traffic to our sites and our conversion rates, our business and results of operations may be harmed;

•	our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements;

•
we operate in a highly competitive and evolving market, and pressure from existing and new companies, as well as consolidation within the industry, may adversely affect our business and results of operations;

•	if we are unable to maintain existing, and establish new, arrangements with travel suppliers, our business may be adversely affected;

•	we rely on the value of our brands, and any failure to maintain or enhance consumer awareness of our brands could adversely affect our business and results of operations;

•
we rely on information technology, including third-party technology, to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends, including third-party technology, could adversely affect our business;

•	we are subject to payments-related fraud risk;

•	any system interruption, security breaches or lack of sufficient redundancy in our information systems may harm our business;

•	our ability to attract, train and retain executives and other qualified employees, particularly highly-skilled IT professionals, is critical to our business and future growth;

•	our business depends on the availability of credit cards and financing options for consumers;

•	internet regulation in the countries where we operate is scarce, and several legal issues related to the internet are uncertain;

•	acquisitions could present risks and disrupt our ongoing business;

•	we may not be able to consummate acquisitions or other strategic opportunities in the future;

•
we are a foreign private issuer under U.S. securities regulations and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer; and

•	the strategic interests of our significant shareholders may, from time to time, differ from and conflict with our interests and the interests of our other shareholders.
These cautionary statements should not be construed by you to be exhaustive and are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Additional Information
Our principal website addresses are
www.despegar.com
and
www.decolar.com.
The information on our websites should not be deemed to be part of this Annual Report. SEC also maintains a website at
www.sec.gov
that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with SEC using its EDGAR system.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3	KEY INFORMATION

A.	Removed and Reserved.
The selected financial data previously required by Item 3.A of Form
20-F
has been omitted in reliance on SEC Release No.
33-10890,
 Management’s Discussion and Analysis, Selected Financial Data and Supplementary Financial Information
.

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
Risks Related to Our Business
The ongoing
COVID-19
pandemic has had, and is expected to continue to have, a material adverse impact on the global economy, travel industry, and consequently our business, results of operations, cash flows and liquidity.
The outbreak of
COVID-19
rapidly spread across the globe in 2020 and is continuing to disrupt worldwide economic activity and –in particular– the travel industry. Countries around the world, including across Latin America, have adopted extraordinary measures to limit the spread of
COVID-19,
including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential
businesses, issuing stay at home advisories and orders, implementing quarantines and similar actions. The degree of containment of the virus, and the recovery in travel, has varied country by country. During the recovery period, there have been instances where cases of
COVID-19
have started to increase again after a period of decline, which in some cases impacted the recovery of travel in certain countries. While many countries have begun the process of vaccinating their residents against
COVID-19, the
large scale and challenging logistics of distributing the vaccines, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may contribute to delays in economic recovery.
COVID-19
has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending on travel activities, which may negatively impact the timing and level of a recovery in travel demand.
Demand for travel began showing early signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spreading of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented strict measures to limit the spread of the virus. During the nine-month period ended December 31, 2020, our gross bookings declined by 83% as compared to the corresponding nine-month period of 2019. During the second quarter of 2020, our gross bookings declined by 94% compared to the first quarter of 2020. During the third quarter of 2020, our gross bookings increased by 238% compared to the second quarter of 2020 and during the fourth quarter of 2020, our gross bookings increased by 143% compared to the third quarter of 2020. In addition, we have incurred additional customer service costs in connection with servicing travelers affected by the outbreak, which also has a negative impact on our results of operations.
As an intermediary in the travel industry, a significant portion of our revenue is affected by the operations of our travel suppliers. The effects of the pandemic and governments’ measures have forced many travel suppliers to reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, negatively impacts the products we can offer to our travel customers.

The pandemic has impeded global economic activity for an extended period and could continue to do so, even as restrictions are lifted, leading to a continuation of the already significant decrease in per capita income and disposable income, increased and sustained unemployment or a decline in consumer confidence, all of which could significantly reduce discretionary spending by individuals and businesses on travel. In turn, that could have a negative impact on demand for our services and could lead our partners, or us, to reduce prices or offer incentives to attract travelers. We also cannot predict the long-term effects of the
COVID-19
pandemic on our partners and their business and operations or the ways that the pandemic may fundamentally alter the travel industry. In particular, we may need to adjust to a travel industry with fewer and different suppliers as well as structural changes to certain types of travel.
While we have undertaken certain actions to attempt to mitigate the effects of
COVID-19
on our business, our cost-savings activities may lead to disruptions in our business, inability to enhance or preserve our brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.
For the reasons set forth above and other reasons that may come to light as the
COVID-19
pandemic and containment measures evolve over time, it is difficult to estimate with accuracy the impact to our future revenues, results of operations, cash flows, liquidity or financial condition, but such impacts have been and will continue to be significant and could continue to have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity position for the foreseeable future.
We are subject to the risks generally associated with doing business in Latin America.
Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have a significant number of transactions from Brazil, Mexico and Argentina as well as other Latin American countries. In 2020 and 2019, Brazil accounted for 47% and 39% of our transactions and Argentina accounted for 11% and 22% of our transactions. In addition, on October 1, 2020 we completed our acquisition of Best Day, increasing significantly our exposure to Mexico. In 2020 and in 2019, Mexico accounted for 20% and 14% of our transactions.
As a result, we are subject to the risks generally associated with doing business in the region, including:

•	political, social and macroeconomic instability;

•	cycles of severe economic downturns;

•	currency devaluations and fluctuations;

•	periods of high inflation;

•	availability, quality and level of usage of the internet and e-commerce;

•	high levels of credit risk and fraud;

•	uncertainty or changes in governmental regulation, including applicable to travel services operations and internet and e-commerce services;

•	uncertainty or changes in tax laws and regulations;

•	limited access to financing, both for companies and for consumers;

•	exchange and capital controls;

•	limited infrastructure, including in the travel and technology sectors;

•	adverse labor conditions and difficulties in hiring, training and retaining qualified personnel;

•	the challenges of doing business across a region with multiple languages, different currencies and regulatory regimes that varies from country to country; and

•	the impact of adverse global conditions in the region.
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
Moreover, the ongoing
COVID-19
pandemic has significantly increased economic uncertainty and resulted in a global recession, which may continue to adversely affect consumer spending and travel demand even after the health concerns of the virus have subsided.
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
The Brazilian real depreciated 17%, 4% and 29% during 2018, 2019 and 2020, respectively; the Argentine peso depreciated 51%, 59% and 40.5% during 2018, 2019 and 2020, respectively and the Mexican peso depreciated 0.25% during 2018, appreciated 4.17% during 2019 and depreciated 5.5% during 2020. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into dollars upon consolidation. If the dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will typically result in increased revenue and operating expenses, and our revenue and operating expenses will typically decrease if the dollar strengthens. Moreover, if the dollar strengthens against the foreign currencies of countries in which we operate, the purchasing power of our travel customers from those countries could be negatively affected by potentially increased prices in local currencies, and we could experience a reduction in the demand for our travel services.
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
We minimize our foreign currency exposures by managing natural hedges, netting our current assets and current liabilities in the same foreign currencies, and managing short term loans and investments for hedging purposes. Additionally, from time to time we enter into derivative transactions. However, depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial condition and results of operations.

We incurred net losses, operating losses and negative operating cash flows in 2020 and may experience earnings declines or net losses in the future.
In 2020, we incurred a net loss of $142.6 million, operating losses of $177.2 million and negative operating cash flows of $118.3 million. We cannot assure you that we can sustain profitability or avoid net losses in the future. Our ability to remain profitable depends on various factors, including our ability to generate additional transaction volume and revenue and control our costs and expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report, and we may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If our costs and expenses increase at a more rapid rate than our revenue, we may not be able to sustain profitability and may incur losses.
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
We believe continued investment in our brand is critical to retain and expand our business. The travel customers’ awareness of our brand, which we foster via our online and offline marketing throughout our target markets in Latin America, has become one of the most important drivers of growth in our travel customer base, and we believe that our brands are well recognized in the Latin American travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining the value of our brands to enable us to compete against increased spending by competitors and to allow us to expand into new services or increase our penetration in certain markets where our brands are less well known.
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
In the past, major airlines have filed for bankruptcy, exited bankruptcy, or discussed publicly the risk of bankruptcy. In addition, some of these and other airlines have merged, or discussed merging, with other airlines. If one of our major airline suppliers merges or consolidates with, or is acquired by, another company that either does not participate in the GDS systems we use, or that participates in such systems but at substantially lower levels, the surviving company may elect not to make supply available to us or may elect to do so at lower levels than the previous supplier. Similarly, in the event that one of our major airline suppliers voluntarily or involuntarily declares bankruptcy and is subsequently unable to successfully emerge from bankruptcy, and we are unable to replace such supplier, our business would be adversely affected. In addition, in certain of the countries in which we operate, we may be liable to claims from customers for suspension or termination of services in the event an airline files for bankruptcy. Further consolidation of one or more of the major airlines could result in further capacity reductions, a reduction in the number of airline tickets available for booking on our website and increased air fares, which may have a negative impact on demand for travel products.
The
COVID-19
pandemic and the extraordinary measures adopted by the governments have disrupted the global economy and the travel industry in particular, and the business, results of operations and financial condition of many of our suppliers have been adversely affected, and may be further affected, as the disruption to the economy and the industry continues. We cannot predict whether any of our suppliers will continue to significantly reduce or terminate their operations and product offerings. The effects of the pandemic and governments’ measures have forced many travel suppliers to reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, has adversely affected and may continue to affect the products we can offer to our travel customers. It has also adversely affected, and may continue to adversely affect, our Company’s ability to benefit from advance payments that we have made to these suppliers and could result in complaints or claims against us by travel customers seeking refunds for suspended or terminated bookings. While we believe such claims would be without merit in most of the countries in which we operate, we cannot assure that we will prevail in any such complaints or claims. Furthermore, in certain of the countries in which we operate, we could potentially be liable for suspended or terminated bookings in the event of bankruptcy by the airline or other travel service provider.

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
We are held liable for accepting fraudulent bookings on our platform and other bookings for which payment is successfully disputed by the cardholder, both of which lead to the reversal of payments received by us for such bookings (referred to as a “chargeback”). Our results of operations may be negatively affected by our acceptance of fraudulent bookings made using credit cards. Our ability to detect and combat fraud, which has become increasingly common and sophisticated, may be negatively impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including smartphones, tablets and other mobile devices, and our expansion, including into geographies with a history of elevated fraudulent activity. If we are unable to effectively combat fraud on our platform or if we otherwise experience increased levels of chargebacks, our results of operations could be materially adversely affected.
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
In addition, when onboarding suppliers to our platform, we may fail to identify falsified or stolen supplier credentials, which may result in fraudulent bookings or unauthorized access to personal or confidential information of users of our websites and mobile applications. A fraudulent supplier scheme could also result in negative publicity and damage to our reputation and could cause users of our websites and mobile applications to lose confidence in the quality of our services. Any of these events would have a negative effect on the value of our brands, which could have an adverse impact on our financial performance.
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
We currently rely on a variety of third-party systems, service providers and software companies, including the GDS and other electronic central reservation systems used by airlines, various channel managing systems and reservation systems used by other suppliers, as well as other technologies used by payment gateway providers. In particular, we rely on third parties for:

•	the hosting of our websites;

•	certain software underlying our technology platform;

•	transportation ticketing agencies to issue transportation tickets and travel assistance products, confirmations and deliveries;

•	third-party local tour operators to deliver on-site services to our packaged-tour customers;

•	assistance in conducting searches for airfares and process air ticket bookings;

•	processing hotel reservations for hotels not connected to our management system;

•	processing credit card, debit card and banking payments;

•	providing computer infrastructure critical to our business; and

•	providing customer relationship management (CRM) services.
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

For certain payment methods, including credit cards, we pay transaction and other fees, which may increase over time and raise our operating costs, lowering profitability. We rely on third parties to provide payment processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us. If we fail to comply with these third-party servicers’ rules or requirements, or if our data security systems are breached or compromised, we may be liable for chargebacks, credit card issuing banks’ costs, fines and higher transaction fees and we may lose our ability to accept credit card payments from our travel customers, process electronic funds transfers, or facilitate other types of online payments. If any of these situations were to occur, our business and results of operations could be adversely affected.
Our business depends on the availability of credit cards and financing options for consumers.
Our business is highly dependent on the availability of credit cards and financing options for consumers. In 2020, 2019 and 2018, substantially all our net sales were derived from payments effected through credit cards. Moreover, approximately 56%, 57%, 57% of transactions in 2020, 2019 and 2018 were paid by installments through bank financing options, respectively. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Latin America, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a significant portion of the population in such countries. The provision of credit cards and other consumer financing depends on the product offerings at local and regional banks operating in the countries we serve. In the past, banking systems in Latin America have suffered disruptions and significantly limited availability and increased cost of consumer credit. Banks may also change their product offerings that they provide to consumers or may change the availability or costs of such products, due to credit, regulations or other reasons beyond our control.
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
We plan to continue to expand our operations by developing and promoting new and complementary services and increasing our penetration in our markets. Moreover, we seek to expand our travel customer base as income levels and access to internet and banking services, such as credit card issuances, increase in Latin America. We may not succeed at expanding our operations in a cost-effective or timely manner, and our expansion efforts may not have the same or greater overall market acceptance as our current services. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brands. To expand our operations, we will also need to spend significant amounts on development, operations and other resources, and this may place a strain on our management, financial and operational resources. Similarly, a lack of market acceptance of these services or our inability to generate satisfactory revenue from any expanded services to offset their cost could have a material adverse effect on our business, financial condition and results of operations.
We may not be successful in implementing our long-term growth strategies.
Our long term growth strategies involve expanding our service and product offerings, enhancing our service platforms and potentially pursuing acquisitions or other strategic opportunities.
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
We consider and evaluate acquisitions of, or significant investments in, complementary businesses as part of our business strategy. Acquisitions involve numerous risks, and any acquisition could have a material adverse effect on our business, results of operations and financial condition. In June and July
2019, we completed the acquisition of the Viajes Falabella travel companies in Chile, Argentina, Peru and Colombia (together, “Viajes Falabella”). On October 1, 2020, we completed the acquisition of Best Day, a leading travel agency in Mexico, with business in Argentina, Colombia, Chile, Brazil, Uruguay, the Dominican Republic and the United States.
On August 20, 2020, we acquired an 84% equity stake in Koin Administradora de Cartões e Meios de Pagamentos S.A. (“Koin”), a Brazilian online payment platform. The former owners remained as non-controlling
shareholders of a 16% equity interest in Koin.

The consummation of the Best Day acquisition considerably increased our business and operations in Mexico. As a result, our business and results of operations may be more affected by economic, political and social conditions in Mexico, including the country’s economy, fluctuations in the value of the Mexican peso, exchange control policies, inflation, interest rates, regulation, taxation, social instability, weather conditions and natural disasters, drug-related and other serious crime, and other developments in or affecting Mexico over which we have no control. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic and social problems. These problems may worsen or reemerge in the future and could adversely affect our business and results of operations.
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
We are subject to potential tax, labor and social security contingencies and tax liabilities related to uncertain tax positions.
We may subject to potential contingencies related to tax, labor and social security matters. We have reserved amounts based on the likelihood of an obligation in accordance with accounting guidance for probable loss contingencies. Loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. As of December 31, 2020, we have provided an amount of $23.4 million related to labor, social security and tax contingencies. While we believe that the assumptions and estimates used to determine contingent liabilities are reasonable, the ultimate outcome of these matters cannot presently be determined.
We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the income tax provision as appropriate.
Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters.
As of December 31, 2020, we had $32.9 million of gross unrecognized tax benefits which, if recognized, would affect our effective tax rate. As of December 31, 2020, total gross interest and penalties accrued was $18.9 million. We recognized interest expense of $1.1 million in 2020 in connection with our unrecognized tax benefits.
We are routinely audited by U.S. federal and foreign income tax authorities. At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions.

The Mexican Tax Authority is currently examining the income tax returns for the 2014, 2015 and 2017 fiscal years of our subsidiary, Viajes Beda. We received an examination report (
oficio de observaciones
) from the Mexican Tax Authority in connection with the 2014 income tax return of Viajes Beda, and have filed a settlement request (
acuerdo conclusivo
) before the Mexican Taxpayer Ombudsman (
Procuraduría de la Defensa del Contribuyente
) in order to settle the dispute with the Mexican Tax Authority. As of the day of this Annual Report we are awaiting response from the Mexican Taxpayer Ombudsman.
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
We are subject to laws relating to the collection, use, storage and transfer of personally identifiable information about our users, especially financial information. Several jurisdictions have regulations in this area, and other jurisdictions are considering imposing additional restrictions or regulations. For example, in August 2018, Brazil approved its first comprehensive data protection law (
Lei Geral de Proteção de Dados Pessoais
or “LGPD”), which became effective beginning August 2020. If we fail to comply with these laws, which in many cases apply not only to third-party transactions but also to international transfers of information or transfers of information to third parties with which we have commercial relations, we could be subject to significant penalties and negative publicity, which would adversely affect us. As of the date of this Annual Report, we continue working on the implementation of all necessary measures to comply with such data protection law.
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
The application of income and
non-income
tax laws and regulations to our products and services is subject to interpretation by the applicable taxing authorities across the multiple jurisdictions in which we operate our business. For example, in Brazil we are subject to corporate income tax (IRPJ), social contribution on net profits (CSLL), social contribution on total revenue (PIS and COFINS), withholding taxes, and a municipal tax on services (ISS). In Argentina, we are subject to income tax, value added tax, turnover tax and a 30% reverse withholding tax (Tax for an Inclusive and Solidarity Argentina (PAIS for its acronym in Spanish)) on purchases made in foreign currencies.
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
Laws and regulations in the BVI may subject us to potential liability.
On 1 January 2019 the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “
ES Act
”) came into force in the British Virgin Islands. The ES Act was enacted in direct response to a scoping paper issued by the European Union’s Code of Conduct Group (Business Taxation) in June 2018. The scoping paper (a) expressed concerns regarding so-called
harmful tax competition and the potential “misuse” of offshore entities for profit-shifting; and (b) set out requirements that certain jurisdictions outside the European Union must adopt in order for the jurisdiction to avoid being “blacklisted” by the European Union.
Under the ES Act and related regulations and guidelines, companies incorporated in the BVI that are not tax resident in another jurisdiction and which carry on certain specified activities must establish and maintain ‘economic substance’ in the BVI. As we are tax resident in the United States, we believe these substance requirements are not applicable to our Company.
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
In the past, governments from certain countries in which we operate, including Argentina, have adopted laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. We cannot assure you that these governments will not do so again in the future. On December 13, 2019, the Argentine administration enacted Decree No. 34/2019 (extended by Decree No. 39/2021) that duplicates the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and December June 13, 2021. Also, by Decrees Nos. 329/20, 487/20, 624/20, 761/20, 891/20 and 39/21, all termination without cause is forbidden until December 31, 2021.
In addition, some of our employees in Argentina, Brazil and certain other countries are currently represented by labor unions. We may face pressure from our labor unions or otherwise to increase salaries. In Argentina, for example, employers in both the public and private sectors have historically experienced, and are currently experiencing, significant pressure from unions and their employees to further increase salaries due to the devaluation of the peso and high inflation. According to the data published by the Instituto Nacional de Estadística y Censos (National Statistics Institute or “INDEC”) regarding the evolution of salaries in the private and public sectors in Argentina, salary increases in both sectors have been of approximately 44.5% and 42.2% for 2019 and 28% and 24.2%, for 2020, respectively.
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
The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. Further, if such laws and regulations are not enforced equally against other competitors in a particular market, our compliance with such laws may put us at a competitive disadvantage vis-à-vis
competitors which do not comply with such requirements.
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
Because volume and growth in the number of new travel customers are key drivers of our revenue and profitability, travel customer’s complaints or negative publicity about our customer service could severely diminish consumer confidence and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our travel customers. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly, could compromise our ability to handle our travel customer’s complaints effectively. In addition, beginning in March 2020 we experienced an increase in complaints from travel customers in connection with requests for cancellation and reimbursement of bookings due to the
COVID-19
pandemic. In light of government
stay-at-home
orders and other business interruptions and the increase in cancellation requests, the ability of our customer service team to ensure prompt and accurate resolution to requests, irregularities and disputes was affected. If we do not handle travel customer complaints effectively, our reputation and brand may suffer and we may lose our travel customers confidence.
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
Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month
period; otherwise, Expedia may require us to pay a $125.0 million termination fee. On August 20, 2020, we entered into an amendment with respect to the Expedia Outsourcing Agreement, whereby the parties have agreed, among other things, to waive Expedia’s termination rights under the agreement relating to minimum bookings requirements during the ongoing pandemic through December 31, 2021, subject to certain conditions.
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
The ongoing
COVID-19
pandemic has adversely affected our liquidity. We are currently taking additional actions to improve our liquidity during the crisis, which include expense reductions and preserving and raising cash. In order to improve our liquidity, in September 2020 we raise $200 million in gross proceeds in a private placement of shares of newly created series of preferred stock and warrants to purchase our common stock. As conditions are uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, particularly if the effects of the pandemic persist, nor we can assure you that we will be able to access new funding on favorable terms or at all.
Our business experiences seasonal fluctuations and
quarter-to-quarter
comparisons of our results may not be meaningful.
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. We generally experience seasonal fluctuations in the demand for our travel services. Our most significant market, Brazil, and the rest of South America were we operate, are located in the Southern hemisphere where summer runs from December through February and winter runs from June through August. Our most significant market in the Northern hemisphere is Mexico where summer runs from June through August and winter runs from December through February. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the second, third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.
The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends.
Due to
COVID-19,
which led to significant cancellations for future travel during the first half of the year and has impacted new travel bookings for the majority of 2020, we have not experienced our typical seasonal pattern for bookings, revenue and profit during 2020. In addition, with the lower new bookings and elevated cancellations in the merchant business model, our typical, seasonal working capital source of cash has been significantly disrupted resulting in unfavorable working capital trends and material negative cash flow since the second quarter of 2020 when we typically generate significant positive cash flow. Seasonal trends were more normalized during the fourth quarter, but it is difficult to forecast the seasonality for the upcoming quarters, given the uncertainty related to the duration of the impact from
COVID-19
and the shape and timing of any sustained recovery. In addition, we are experiencing much shorter booking windows, which could also impact the seasonality of our working capital and cash flow.
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
From time to time, we enter into derivative transactions to manage our risks associated with currency exchange rates and interest rates. Significant changes may occur in our portfolio of derivative instruments due to increasing volatility and the fluctuation of the currencies of certain countries where we operate, including Brazil, Mexico and Argentina, against the dollar and volatility in the relevant interest rates, and we may incur net losses from our derivative financial instruments. The fair value of the derivative instruments fluctuates over time as a result of the effects of future interest rates and exchange rates. These values must be analyzed in connection with the underlying transactions and as a part of our total average exposure to interest rate and exchange rate fluctuations. It is difficult to predict the magnitude of the risk resulting from derivative instruments because the appreciation is imprecise and variable. We may be adversely affected by our derivative financial positions.
Risks Related to Latin America
Latin American countries are subject to political and social instability.
Political and social developments in Latin America, including government deadlock, instability, civil strife, terrorism, high levels of crime, expropriations and other risks of doing business in Latin America could impact our business, financial condition and results of operations.
For example, in Brazil, as a result of the ongoing Operation Car Wash (
Lava Jato
investigation), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. In 2016 the Brazilian Senate impeached President Rousseff for violations of fiscal responsibility laws, and the then Vice-President Michel Temer assumed office to complete the remainder of the presidential mandate. In July 2017, former President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a federal court in the State of Paraná in connection with the Operation Car Wash (
Lava Jato
). After Mr. Temer’s mandate as President ceased in the beginning of 2019, he was arrested in the context of the corruption investigation on a warrant issued by the federal justice, making him the second former president (following Luiz Inácio Lula da Silva) arrested as part of Operation Car Wash (
Lava Jato
). Jair Bolsonaro was elected as the new President of Brazil in October 2018, and took office in January 2019. His election led to a market recovery and the recovery of the value of local stock and the Brazilian real, however we cannot assure that this confidence in the market will continue. While the potential outcome of these and other investigations is uncertain, they have already had a material adverse effect on the image and reputation of the companies involved, as well as the market’s overall perception of the Brazilian economy. There can be no guarantee that investigations will not lead to greater political and economic instability or whether new allegations against government employees and officials and/or private companies will arise in the future.
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
For example, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IBGE”), Brazil real GDP increased 1.1% in 2018, and 1.1% in 2019 and in 2020 its been forecasted to decrease 4.1%. In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade.
According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía or “INEGI”), Mexico’s real GDP increased 2.20% in 2018 and decreased 0.3% in 2019. For 2020, the INEGI has preliminarily estimated a decrease in real GDP of approximately 10.0%.
The Argentine economy has experienced significant volatility, including multiple periods of low or negative growth and high levels of inflation and currency depreciation. According to restated information released by INDEC, Argentina’s real GDP decreased by 2.5% in 2018 and decreased 2.1% in 2019. For 2020, the INDEC has preliminarily estimated a decrease in real GDP of 11.8%.
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
Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (
Índice Nacional de Preços ao Consumidor Amplo
, or “IPCA”), published by the IBGE, was 3.8% in 2018, 4.3% in 2019 and 4.52% in 2020. In

the past, Brazil has recorded high inflation rates, which, combined with other measures taken by the Brazilian government to fight inflation and speculation on what measures would be taken, has materially adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, which increases volatility in the Brazilian capital markets and may materially adversely affect us.
In Mexico, the inflation published by the INEGI was 4.83%, 2.83% and 3.15% in 2018, 2019 and 2020 respectively.
In Argentina, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that permit stable growth. According to measurements from INDEC of the national consumer price index, cumulative consumer price inflation
(Inflacion Acumulada de Precios al Consumo)
for 2018 was 47.6%, for 2019 was 59.8% and for 2020 was 36.1%.
Inflation in Mexico and Argentina could increase our costs of operations and impact our financial condition and results of operations. Inflation rates may continue to increase in the future, and the government measures to control inflation, adopted presently or in the future, remain uncertain. Measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have contributed materially to economic uncertainty in many of these countries.
Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.
Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar.
For example, the Brazilian real has historically experienced frequent, sometimes significant, fluctuations relative to the dollar. The real depreciated 17%, 4% and 29% in 2018, 2019 and 2020, respectively, based on official exchange rates as reported by the Brazilian Central Bank. A devaluation of the Brazilian real relative to the dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the Brazilian real may generally restrict access to the international capital markets, and would also reduce the dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.
In Mexico, the peso depreciated 0.25% during 2018, appreciated 4% during 2019 and depreciated 5% during 2020, in each case, with respect to the dollar.
Fluctuations in the value of the Argentine peso continue to affect the Argentine economy. During the years 2018, 2019 and 2020, the Argentine peso depreciated 51%, 59% and 40%, respectively, with respect to the dollar. As a result of the greater volatility of the Peso, the former government announced several measures to restore market’s confidence and stabilize the value of the Argentine peso. During 2019, with the intention to reduce the amount of Argentine pesos available in the market and reduce the demand for foreign currency, the government established a new regime for a stricter control of the local monetary base, which would initially remain in place until December 2019, and was further complemented by the reinstatement of foreign currency controls on September 2019.
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
Under current Argentine law, we are restricted from accessing the official foreign exchange market to make dividend payments to us from our Argentine subsidiaries without prior approval from the Argentine Central Bank. In addition, Argentina recently enforced some measures that control and restrict the capacity of individuals and companies to exchange Argentine pesos for foreign currencies, conditioned to prior approval from the Argentine Central Bank, which could eventually restrict the ability to exchange Argentine pesos for other currencies, such as dollars. Restrictions currently apply to dollar purchases via bank account and in cash. In December 2019, the Argentine government implemented a new reverse withholding tax PAIS, with a rate of 30% on transactions involving –among others– the acquisition by Argentine residents of foreign currency; foreign services through credit and debit cards; services to be provided abroad, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and international passenger transport services (by land, air, aquatic and road). In addition the Argentine Federal Tax Authorities (AFIP) issued on September 16, 2020 General Resolution No. 4815/2020, which imposes an additional 35% reverse withholding tax applicable on same transactions by Argentine residents.
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
The market value of companies like us may be, to varying degrees, affected by economic and market conditions in other global markets. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998, the Brazilian devaluations in January of 1999 and 2002 and the Argentine crisis of 2001 and 2002. In addition, Latin American economies have been adversely affected by events in developed countries, such as the 2008 and 2009 global financial crisis that arose in the United States, and the current
COVID-19
pandemic in 2020 and 2021.
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
As of March 31 2021, funds affiliated with L. Catterton held warrants exercisable for 13.58% of our outstanding ordinary shares, Expedia held 11.84% of our outstanding ordinary shares, Tiger Global held 11.71% of our outstanding ordinary shares, Waha Capital held Series B Preferred Shares convertible into 7.2% of our outstanding ordinary shares, Dorsey Asset Management LLC (“Dorsey”) held 5.95% of our outstanding ordinary shares and Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd (“Arisaig”) held 5.51% of our outstanding ordinary shares. If L. Catterton, Expedia, Tiger Global, Waha Capital, Dorsey, Arisaig or other investors acquire or continue to own and control, directly or indirectly, a significant portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
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
We will cease to be an EGC upon the earliest of: (1) the last day of the fiscal year during which we have revenue of $1.07 billion or more, (2) the last day of the fiscal year following the fifth anniversary of our initial public offering in September 2017, (3) the date on which we have issued more than $1 billion in non-convertible
debt during the previous three-year period, or (4) when we become a “large accelerated filer,” as defined in Rule
12b-2
under the Exchange Act. We currently expect to cease being an EGC on December 31, 2021.
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
We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.
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
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We currently expect to cease being an EGC on December 31, 2021. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Management has excluded Koin and Best Day from its assessment of internal control over financial reporting as of December 31, 2020, because such entities were acquired in August 2020 and October 2020, respectively. When we include Best Day and Koin in our internal control over financial reporting as of December 31, 2021, such inclusion could result in the identification of one or more significant deficiencies or material weaknesses related to such businesses.
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
Pursuant to the Amended and Restated 2016 Stock Incentive Plan, we may grant restricted stock units (“RSUs”) and stock options to our directors, officers and/or employees. As of December 31, 2020, we had 1,919,099 shares of common stock reserved for new stock-based awards under the Amended and Restated 2016 Stock Incentive Plan. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2020, we started issuing RSUs as our primary form of stock-based compensation. During 2020 and 2019, we granted an aggregate of 1,409,680 and 340,565 RSUs to our employees, directors and management. During 2020, we did not grant any stock options while during 2019 we granted an aggregate of 225,903 stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.
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
Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions. For more information, see “Item 10. Additional Information — Memorandum and Articles of Association” and “Item 16G. Corporate Governance — Differences in Corporate Law” below.
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
We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares are likely to be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the trading price of our ordinary shares increases. While pursuant to our memorandum and articles of association our Series A Preferred Shares and Series B Preferred Shares are entitled to semi-annual dividends and quarterly dividends, respectively, our memorandum and articles of association do not require us to pay any dividends on our ordinary shares. In December 2020 we paid $0.6 million in quarterly dividends to our Series B Preferred shareholders. In March 2021 we paid $0.5 in quarterly dividends to our Series B Preferred shareholders and $8.0 million in semi-annual dividends to our Series A Preferred shareholders

Anti-takeover provisions in our memorandum and articles of association might discourage, delay or prevent acquisition or other change of control attempts for us that you and/or other of our shareholders might consider favorable.
Certain provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including but not limited to the following provisions:
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

•
Our board of directors is currently made up of eight directors divided into three classes, with each class having a three-year term. Class I’s, Class II’s and Class III’s terms will expire at the Company’s annual meetings in 2021, 2022 and 2023, respectively. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.

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

General Risk Factors
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

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company
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
We are known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. The key brands for Best Day, which we acquired in October 2020, are Best Day, BD Experience and HotelDo.
Our principal executive office is located at Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina C1107CBU, Telephone:
+54 11 5171-3500.
Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.

Our History and Development
Our business has grown substantially in revenue, products and geographic scope since launching in 1999. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina.

2000	• Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay.

2001	• Launched sites in the United States and Venezuela.

2007	• Launched site in Peru.

2009	• Expanded our offering to include hotels.

• Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico.

2010	• Launched sites in El Salvador and Honduras, reaching our 20th market.

• Cumulative one million travel customers served.

2012	• Launched our mobile apps on Android and iOS.

• Expanded offering to include packages, rental cars and cruise products.

2013	• Reached one million downloads of our mobile app.

• Expanded our offering to include destination services.

• Expanded hotel offering to include vacation rentals.

2014	• Cumulative 10 million travel customers served.

• Our mobile app is included in the iTunes Store’s “Best of 2014”.

• Launched travel affiliates program.

• Expanded our offering to include travel insurance and travel assistance.

2015	• Reached 10 million downloads of our mobile app.

• Deepened strategic partnership with Expedia, including its equity investment in our Company.

2016	• Awarded “E-commerce Leader in the Tourism Industry in LATAM” by the Latin American E-Commerce Institute.

• Expanded our offering to include our bus product.

• Expanded our destination services offering to include our local concierge product.

2017	• Initial public offering and listing on the New York Stock Exchange.

2018	• Launched sales call centers in Peru, Ecuador, Mexico, Chile, Colombia, Argentina and Brazil. • Developed tour operation business.

2019
•  Completed rebranding our core business, including logos, website and images in order to update our outward facing content.

•  Acquired Viajes Falabella in Chile, Argentina, Peru and Colombia.

•  Entered into an API connectivity agreement with CTrip International Travel (Hong Kong) Ltd., for the integration of Despegar direct lodging offering in Latin America with Ctrip’s platform.

•  Entered into a
ten-year
exclusive agreement with Industrial and Commercial Bank of China Limited, to launch a co-branded
credit card in Argentina in partnership with Mastercard.

2020
•  Acquired Best Day, a leading travel agency in Mexico.

•  Acquired Koin, an online payment platform in Brazil.

•  Launched a
co-branded
credit card in Brazil jointly with Banco Santander.

•  Entered into a
ten-year
commercial partnership agreement with Tarjeta Naranja, the leading branded proprietary credit card issuer in Argentina and a subsidiary of Grupo Financiero Galicia.

•  Entered into an Investment Agreement for the issuance 150,000 Series A Preferred Shares of the Company and warrants to purchase 11,000,000 ordinary shares of the Company at an exercise price of $0.01 per share (the “Warrants”) with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P.

•  Entered into an Investment Agreement for the issuance of 50,000 Series B Preferred Shares to Waha LATAM Investments Limited, an affiliate of Waha Capital PJS.

Capital Expenditures
See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

B.	Business Overview
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are best known by our brands Best Day, BD Experience and HotelDo, which we acquired in October 2020.
We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers. We believe that our focus on the underpenetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region and our ability to manage the business successfully through economic cycles will allow us to continue our industry leadership. In 2020, 2019 and 2018, we had approximately 2.5 million, 5.2 million and 5.3 million travel customers, generating $131.3 million, $524.9 million and $530.6 million in consolidated revenue, respectively. Our gross bookings were $1.4 billion, $4.7 billion and $4.7 billion during 2020, 2019 and 2018, respectively. Results for 2020 have been significantly impacted by
COVID-19’s
effects on global travel.

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
We believe we have the broadest travel portfolio among OTAs in Latin America, with inventory from global suppliers, including over 238 airlines and over 660,000 hotels, as well as approximately 1,260 car rental agencies and approximately 800 destination services suppliers with more than 12,000 activities. Our business benefits from network effects: our large travel customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers by enhancing our product offering. Additionally, as we continue to grow our marketplace, we are increasingly able to offer more competitive pricing and product availability to our travel customers as well as enhance the effectiveness of our marketing strategy.
We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2020, our apps have approximately 60 million cumulative downloads from the iOS App Store and Google Play, 16.5 million of which were downloaded in the last two years, and we believe they are the most downloaded OTA apps in Latin America. During each of 2020 and 2019, mobile accounted for approximately 60% of all of our user visits, and approximately 46% and 39%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.
Through mobile and online marketing, brand promotion and cross-marketing, we have created strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages. To date, we have invested more than $1.5 billion in marketing and branding initiatives promoting our brand, which we believe, combined with the quality of the service we have delivered over the years, has made us a trusted brand with our travel customers. In 2020 and 2019, 65% and 64% of our travel customers had completed previous purchases on our platform, respectively.
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
In the second quarter of 2020, the travel market in Latin America –as in other parts of the world– came to a complete halt as a consequence of the ongoing
COVID-19
pandemic and governments’ measures to limit the spread of the virus. Governments around the world, including in Latin America, have imposed travel restrictions and bans, closed borders, established restrictions on public gatherings, instructed residents to practice social distancing, required closure of non-essential
businesses, issued stay at home advisories and orders, implemented quarantines and similar actions. The degree of containment of the virus, and the recovery in travel, has varied country by country. During the recovery period, there have been instances where cases of
COVID-19
have started to increase

again after a period of decline, which in some cases impacted the recovery of travel in certain countries. While many countries have begun the process of vaccinating their residents against
COVID-19, the
large scale and challenging logistics of distributing the vaccines, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may contribute to delays in economic recovery.
COVID-19
has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending on travel activities, which may negatively impact the timing and level of a recovery in travel demand.
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
Increasing internet penetration
.
While internet penetration in Latin America has increased, we believe it has substantial room for growth. As internet penetration increases, Latin American consumers are increasingly using the internet to research and purchase products, including travel.

•
Increasing adoption of mobile devices, including smartphones
. The use of mobile devices in Latin America is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services.

•
Superior user experience
. Online travel booking channels, which include websites and mobile apps, empower travelers to search products and user-generated reviews and easily compare real-time availability and pricing options from multiple travel providers simultaneously, which we believe leads to higher user engagement and customer conversion.

•
Growth in banked consumers and proliferation of credit products
. With the continued development of the Latin American economy, a larger portion of the population has opened bank accounts, enabling access to new forms of payments including credit cards and other financial products. With the increased number of consumers with bank and credit card accounts, more people have the ability to make purchases online. Access to bank accounts and credit cards also gives consumers access to additional financing options from banks, such as payment by installments.

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
Industry Leader in Latin America
With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. In 2020 and 2019, we had approximately 2.5 million and 5.2 million travel customers, respectively, primarily in Latin America, generating $131.3 million and $524.9 million in revenue and approximately $4.7 billion and 1.4 billion in gross bookings in 2019 and 2020.
We have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, having sold approximately 19.6% and 18.9% of all airline tickets purchased through GDS in the region during 2020 and 2019, respectively, according to Amadeus. Additionally, we believe we provide our travel customers with the largest travel portfolio among Latin American OTAs, with access to over 238 global airlines and over 660,000 hotels globally as well as approximately 1,260 car rental agencies and approximately 800 destination services suppliers with more than 12,000 activities. Additionally, we have accumulated approximately 17.6 million user-generated reviews in total as of December 31, 2020, of which 0.4 million and 2.3 million were submitted in 2020 and 2019, respectively, which we believe drive user engagement. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 68% of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.
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
Strong Brand Recognition and Awareness
Despegar, our global brand, and Decolar, our Brazilian brand, have leading brand awareness in online travel in key markets, including Brazil and Argentina. Best Day, which we acquired in October 2020, has a leading brand awareness in Mexico. According to search engine trend data that is based on the relative number of searches of brand related keywords on Google during 2020, we had an approximate 28% share (as compared with what we believe to be the next five largest competitors in the market) in Latin America.
Local Market Expertise and Leadership
We have a strong track record in Latin America, with a point of sale in 19 markets, representing 98% of the region’s population, and with a leading OTA presence in key markets such as Brazil, Mexico, Argentina, Chile, and Colombia. In our three largest markets, Brazil, Mexico and Argentina, we have operated for more than 20 years. Our knowledge of local consumers, and their buying patterns and travel preferences, as well as our ability to offer financing through our relationships with financial institutions, have enabled us to serve our travel customers more effectively than global competitors from outside the region. Furthermore, our extensive supplier relationships allow us to offer a greater scale and breadth of offerings than smaller, local competitors. We understand the objectives of, and challenges faced by, Latin American travel suppliers and we are well-positioned to address those challenges by helping the travel suppliers grow their businesses, all to the benefit of travel customers who receive more choice at attractive pricing.
As the leading Latin American OTA, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. We believe this differentiates us from other local and global travel agencies as those agencies either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. We believe our portfolio of installment plans is a meaningful driver of traffic to our platform as well as conversion. Approximately 57% of our transactions in both 2019 and 2020 were paid in installments. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the travel customer.
Leading Mobile Offering
Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. We launched our leading mobile travel apps in 2012. As of December 31, 2020, our mobile apps have more than 60.1 million cumulative downloads from the iOS App Store and Google Play (16.5 million of which were downloaded in the last two years). In addition, our iOS App Store and Google Play apps were rated 4.7 and 4.0 stars as of December 31, 2020. During each of 2020 and 2019, mobile, which includes both mobile web and our mobile apps, accounted for approximately 60% of all of our user visits, and approximately 45% and 39%, respectively, of our transactions. In addition, transactions via mobile decreased by approximately 50% in 2020 compared to 2019, mainly as a result of a general decrease in transactions as a result of the
COVID-19
pandemic. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app
customer service. Our travel customers using mobile devices have historically made more repeat transactions than travel customers using desktop computers. Additionally, our mobile presence allows in-destination
marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to travel customers, after they have arrived at their destination.
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
Proven and Experienced Team
Our management team has significant experience in the travel sector and across a variety of industries in Latin America. Members of our management team have worked at organizations such as LATAM Airlines, McKinsey, Morgan Stanley, PwC and Thales, among others. In addition to our management team, we have an extensive technology team including more than 650 developers and technology professionals. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.
Our Travel Customers
We had approximately 2.5 million and 5.2 million travel customers for 2020 and 2019, respectively, primarily in Latin America. Our travel customers are primarily from Latin America traveling domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Most of our travel customers are traveling for leisure, although we do have some independent business travelers as well.
Our Products
We offer a wide range of travel and travel-related products catering to the needs of Latin Americans traveling domestically within their own country of origin, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently. That information includes approximately 5.0 million user-generated reviews over the last three years ended December 31, 2020, of which 0.4 million and 2.3 million were submitted in 2020 and 2019, respectively. We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. We mostly offer our products online through our website and mobile applications, and use data and analytics to personalize the travel customer experience on our platform, based on geolocation, past search and purchasing history and social network interactions, which we believe increases engagement and likelihood of purchase.
Air
Through our Air segment, we offer airline tickets, primarily targeted at leisure travelers in Latin America, including travel domestically, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline
flight products. Our travel customers booked approximately 2.4 million, 6.2 million and 5.9 million transactions in our Air segment using our platform in 2020, 2019 and 2018, respectively.
We provide our travel customers with access to over 238 full service and low-cost
airlines. We obtain inventory from these airlines either through a GDS or, primarily in the case of low-cost
airlines, via direct connections to the airlines’ booking systems. We believe our platform provides comprehensive information to our travel customers in a time efficient and transparent manner. Travel customers are quickly and easily able to evaluate a broad range of fares and airline combinations, and may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Travel customers can also filter and sort the results of their search easily according to their preferences.

Packages, Hotels and Other Travel Products
The total number of transactions in our Packages, Hotels and Other Travel Products segment was 1.7 million, 4.4 million and 4.5 million in 2020, 2019 and 2018, respectively.
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
Hotels
Through our platform, travel customers can search, compare and book reservations at more than 660,000 hotels globally through our direct network and third-party inventory. In addition, since 2013 our hotels offering includes vacation rentals.
Travel customers may search for hotels based on their destination and preferred dates for check-in
and checkout, and may filter and sort our search results easily by selecting star ratings, specific hotel chains and location.
Travel customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Travel customers can also view hotel pictures and read hotel reviews from other travel customers on our platform. Our platform features approximately 5.0 million user-generated reviews over the last three years ended December 31, 2020, of which 0.4 million and 2.3 million were generated in 2020 and 2019, respectively.
As of December 31, 2020, approximately 31,000 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 48 third-party channel managers.
In 2020 and 2019, 6.2% and 8.4%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 13.67% of our ordinary shares outstanding as of December 31, 2020, holds certain rights in its capacity as a shareholder. For more information on our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party — Relationship with Expedia” for more information.
We typically do not assume inventory risk as we do not
pre-purchase
hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods:
“pre-pay”
and
“pay-at-destination.”
Under the
pre-pay
model, our travel customer pays us at the time of booking, and we pay our hotel suppliers after the travel customer checks out. Under the pay-at-destination
model, the travel customer pays the hotel directly at checkout and we either receive our commission later from the hotel suppliers or from the travel customer, at the time of booking. For the year ended December 31, 2020, 87% of the hotels booked in our platform were under the pre-pay
model and 13% under the
pay-at-destination
model.
Other Travel Products
We also offer other travel products on our platform. We provide our travel customers access to approximately 1,260 car rental agencies, more than 180 bus carriers, six cruise carriers, approximately 850 destination services, suppliers with more than 12,000 activities, and one travel insurance supplier. While we offer both pre-pay and pay-at-destination
options for car rentals, the other travel products that we offer must be prepaid.

Destination Services:
As from October 2020 with the closing of the Best Day acquisition, we offer a wide range of in-destination
services as an opportunity for us to offer attractions, tickets, tours and activities and local concierge services to package with other products and as a way to encourage in-destination
transactions. The wide array of options offered is intended to suit varying budgets and preferences of potential travel customers.
Car Rentals:
Currently, we offer car rentals worldwide, with a focus in Latin America and the United States.
Cruise Tickets:
As from July 2020, as a consequence of the
COVID-19
pandemic we are not currently offering cruise tickets. Prior to July 2020 we offered cruise tickets to travel customers in Argentina, Brazil, Chile, Colombia and Mexico and had relationships with six cruise carriers.
Travel Insurance:
We offer travel insurance through a third-party provider in Latin America, Universal Assistance Card, with whom we entered into an exclusivity agreement in 2021. Travel customers can choose from a range of coverage options depending on their particular needs, such as medical insurance and lost or damaged baggage. Typically, this product is requested in conjunction with a flight and hotel booking. Prior to confirming and proceeding with the reservation of and payment for a flight or hotel booking or a package booking, our travel customers are offered the opportunity to purchase travel insurance.
Bus Tickets:
As from July 2020, as a consequence of the
COVID-19
pandemic we are not currently offering bus tickets. Prior to July 2020 we offered bus tickets in Brazil, Mexico, Argentina, and Chile and had relationships with suppliers that gave us access to more than 180 bus carriers.
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
We generally partner with banking institutions to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by the banks, which we believe differentiates us from other global travel agencies which either do not offer installment plans or offer them from a more limited selection of financing providers or in a more limited selection of countries. Local banks look to partner with us because of our scale, access to our online audience and high transaction volume. Credit card travel customers may choose from a range of installment plan offerings and terms from different financial institutions with which the travel customer holds or obtains a credit card. Many of these installment plan offerings are interest-free to the travel customer. Installment plans allow travel customers to make larger purchases than they may otherwise be able to make in a single payment.
Banks bear risk of fraud, delinquency or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. In most cases, we receive payment before or during travel occurs and the period between completion of booking and reception of scheduled payments is one year or less. Beginning in August 2020, through our subsidiary, Koin, we began providing financing to certain risk-profiled travelers only in Brazil. This activity has been very limited to date.

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
Affiliates
We have relationships with a network of over 7,000 affiliates, including travel agents, airlines, websites and other third parties such as online and offline retailers, in seven countries across Latin America. Our agreements with these affiliates allow them to access our product inventory directly through our platform or through our application program interface (“API”). We believe our affiliate program is attractive because we provide access to a range of travel products that our affiliates otherwise may not be able to access cost-effectively or at all. Our affiliates earn commissions from us depending on country and type of products sold. Furthermore, our affiliate program allows us to expand our footprint in Latin America and distribution network in a cost-effective manner.
Sales Call Centers
In 2018, we launched call center operations through third parties in Peru, Ecuador, Mexico, Colombia, Chile, Argentina and Brazil. Through these call centers we sell all our products, with the exception of buses, cruise lines and vacation rentals. We included our sales call number on the homepage of each website. This complements our online platform, helping us to gain new travel customers and interact with those who might not be digitally enabled. We currently have call center operations for our Despegar, Decolar, Best Day and Viajes Falabella. As part of our cost savings program in connection with the
Covid-19
pandemic, since March 2020 we reduced our call center operations.

Acquisition of Viajes Falabella
On June 7, 2019, we completed the acquisition of Viajes Falabella in Argentina, Peru and Chile, and on July 31, 2019 we completed the acquisition of Viajes Falabella in Colombia, for a total consideration of $23 million. Of this total consideration, we have paid $17.2 million, and the remaining $5.7 million will be paid in June 2021. Concurrent with the acquisition, we entered into a
10-year
commercial agreement with Grupo Falabella which provides for several marketing and promotional activities, and other activities to promote future business, including the license for the “Viajes Falabella” brand name, for which we paid $2 million in June 2019, $1 million in June 2020 and $1 million will be paid in June 2021. The license for the ‘Viajes Falabella’ brand name is for an initial period of four years and is renewable for one-year
periods thereafter at our option, for a
pre-agreed
price, provided that we meet a service standard set forth under the contract.
The acquisition of Viajes Falabella provides travel customers of both companies with access to an enhanced travel and tourism product and service offerings, wherever and however they want to book travel (mobile, online, apps, call center and store-within-store locations). This includes air, hotel and insurance travel packages, as well as significant non-air
travel offerings. In addition, travel customers are able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella. Following the acquisition of Viajes Falabella, as of December 31, 2020 we operated 85 sales travel locations in Chile, Argentina, Peru and Colombia.
Acquisition of Best Day
On January 27, 2020, we entered into an agreement to acquire Best Day, a leading travel agency in Mexico, with business in Argentina, Colombia, Brazil, Uruguay, the Dominican Republic and the United States, subject to the occurrence of certain closing and business conditions. The agreement was amended on June 11, 2020 and again on September 9, 2020. The acquisition was completed on October 1, 2020. The purchase price was fixed at $10.3 million, after application of net indebtedness and working capital adjustments, and will be payable in cash on October 1, 2023. In addition, the agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20 million, based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the closing date. The earnout, if any, will be payable in cash on October 1, 2024.
Viajes Beda primarily operates in Mexico and to a lesser extent in South America, including Argentina, Brazil and Uruguay among others, and the United States. Transporturist primarily operates in Mexico. Best Day primarily provides travelers with several product offerings, including airline tickets, packages, hotels and other travel-related products, through its online platforms, call centers and offline presence, and provides travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. The Best Day also provides ground transportation services and group tours to travelers principally across the main tourist destinations in Mexico and the Dominican Republic. Best Day offers these travel products and services through its brands “Best Day” and “BD Experience”. In addition, the Best Day offers hotel inventory, as well as transfers, activities, car rental, packages and tours to travel agencies through its tradename “HotelDo,” a leading hotel wholesale aggregator in Mexico and Latin America. Best Day also provides white label services for major travel vendors, including over 70 partnerships with key players in the travel industry—airlines, hotels, retails stores and banks.
We believe that we will be able to benefit from Best Day’s brand recognition in Mexico and synergies resulting from the combination of our businesses and technology platforms. We have already migrated Best Day’s online B2C business into our platform, which is more robust than Best Day’s prior platform from a performance, conversion, fraud, errors and marketing perspective. Our increased size and presence in Mexico has also allowed us to obtain better terms from suppliers in Mexico and has made us a more attractive partner for suppliers to work with. We believe we will be able to obtain further synergies as we further integrate Best Day into our business, in particular with respect to synergies related to marketing and general and administrative expenses, expansion of in-destination
products to other countries and cross-selling of
in-destination
products currently provided by Best Day to current customers.

Acquisition of Koin
On August 20, 2020, we completed the acquisition of an 84% equity interest in Koin. Koin is a payment fintech which offers a financing solution to merchants’ customers, predominantly in the travel sector in Brazil. We effected the acquisition through the conversion of an outstanding trade receivable we had with Koin for $1.0 million as of the acquisition date. The former owners remained as non-controlling
shareholders of a 16% equity interest in Koin.
As part of the acquisition, we and the
non-controlling
shareholders entered into a Shareholders’ Agreement under which we have a call option to purchase the non-controlling
interest during a period of 36 months as from the acquisition date at a fixed price of $4.3 million. In addition, the non-controlling
shareholders have a put option to sell their shares back to us during a period commencing on February 20, 2022 and ending August 21, 2023 at a fixed price of $2.9 million.
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
at no cost.
As a result of our efforts we managed to increase our post-trip net promoter score (“NPS”) 110 basis points, up to 67.4 % during 2019, with a reduction to 59.1% during 2020.
Revenue Management
From an organizational perspective, we have consolidated revenue management, marketing and product development efforts under the umbrella of our Commercial Direction. This new structure allows us to work in a more coordinated fashion and to improve our attribution model. This newly launched attribution model includes the development of new tools and testing capabilities that allow us to enhance spending allocation and direct investments to pull the levers that are most profitable to us.
Technology and Data
We use our technology platform to improve the travel customer experience and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. We employ more than 650 dedicated technology professionals. We actively recruit and train these highly-skilled technology professionals and many of our current technology managers started in our training program. Given the market demand for technology professionals, we have implemented a series of incentive to retain our highly-skilled technology professionals.

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
We believe that the primary competitive factors in the travel industry, in particular as consumers increasingly research, plan and book travel online, are, among other things, brand recognition, price, availability and breadth of choice of travel services and products, customer service, ease of use, fees charged to travelers, accessibility, reliability and adoption of
e-commerce
by travelers in the markets in which we operate. We believe our brands, scale, operational and technological capabilities, including our local knowledge, marketing expertise and technology platform, provide us with a sustainable competitive advantage.
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
Mexico
As a travel agency in Mexico, Bestday.com and Despegar.com.mx must be registered in the National Tourism Registry (
Registro Nacional de Turismo
or RNT) created by Decree dated June 26, 2015. The local regulation on commercial tourism activities is comprised of: (i) General Tourism Law and its regulations, which regulate tourism, as well as the processes derived from the activities carried out by the people during their trips and temporary stays in places other than their usual environment, with leisure purposes and other reasons; (ii) the resolutions issued by the Ministry of Tourism; (iii) The Federal Consumer Protection Law and its regulations, which promote and protect consumer rights and culture and seek the equity, certainty and legal security between suppliers and consumers.
Argentina
As a travel agency in Argentina, Despegar.com.ar must be registered with the Registry of Travel Agents (
Registro de Agentes de Viajes
) created by Section 5 of Decree No. 2,182/72. The local regulation on commercial tourism activities is comprised of: (i) Law 25,997 and its applicable regulation which governs the development and promotion of tourism in Argentina; (ii) Law 18,829 which defines the regulations applicable to travel agents; (iii) the resolutions issued by the Secretariat of Tourism; and (iv) Law 24,240 as amended, which sets forth the provisions for the protection of consumers.

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
Brazil
Resolution (
Circular
) issued by the Central Bank of Brazil No. 3,682 regulates the payment arrangement (
arranjos de pagamento
) services in Brazil (“Payment Arrangement Services Rule”). On July 27, 2017 and March 26, 2018, the Central Bank of Brazil revoked and amended certain provisions and included new provisions to the Payment Arrangement Services Rule, which introduced a definition of sub accrediting entities (
subrecendiador
) and determined that all participants of the payment arrangements should be subject to a centralized settlement system not later than September 28, 2018.
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
sub-accrediting
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
In addition, Law No. 9,507/1997 regulates privacy requirements and the habeas data process, by which individual citizens can ask a court to issue an order to protect, correct or remove their personal data, and recognizes consumers’ rights to access, correct and update their personal information stored in governmental or public databases. For the purposes of this law, a public database is composed of information that either: (i) is and/or may be transmitted to third parties; or (ii) is not exclusively used by the governmental agency or legal entity generating or managing the information.
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
Brazilian General Data Protection Law No. 13.709/2018
The Brazilian General Data Protection Law (Law No. 13.709/2018 – “LGPD”) was approved in August 2018 and became effective in August 2020. The grace period was proposed in order to provide public and private institutions with a period for them to adapt to the LGPD. The LGPD is applicable to any individual or legal entity governed by public or private law treating personal data (i) in the Brazilian territory; or (ii) for the purposes of offering or supplying goods or services or treating information of data subjects located in Brazil; or (iii) if personal data has been collected in the Brazilian territory.
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
Mexico
In Mexico, data protection is regulated by the Federal Law on Protection of Personal Data Held by Private Parties, which was published in the Official Gazette of the Federation (
Diario Oficial de la Federación
) on July 5, 2010. This law regulates, among other things, the type of information that can be collected, and how such information can be used. In addition, Federal Consumer Protection Law includes various rights and obligations regarding transactions carried out through electronic and other means. In April 2019, the Mexican Standard
NMX-COE-001-SCFI-2018
was published which, although it is not mandatory, includes a list of recommendations with the best electronic commerce practices, including data security and protection.
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
On November 26, 2019 a new
Medida Provisoria
907/2019 came into effect. According to the new regulation, new withholding tax rates were established for remittances to cover travel expenses of Brazilian individuals abroad, with progressively increased rates starting with 7.9% in 2020, 9.8% in 2021, 11.7% in 2022, 13.7% in 2023 and 15.5% in 2024. However, on 25 May 2020, the Brazilian president vetoed the article in
Medida Provisoria
907/2019, meaning that the standard withholding tax rate of 25% applies as from 25 May 2020 for remittances to cover travel expenses of Brazilian individuals abroad.
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
accepting the registration of our Argentine subsidiary in the National Registry of Software Producers, created by Decree 1315/13. As a result of this registration and pursuant to Argentine National Law No. 25,922, as amended, and its corresponding regulations (the “Software Promotion Law”), our Argentine subsidiary had been granted several tax benefits through December 31, 2019. These benefits included (i) a fixed national tax rate, (ii) a fiscal bond equivalent to 70% of the value of 75.14% of the Company’s social security tax contribution payments under Laws 19,032, 24,013 and 24,241, which can be used as a tax credit to offset national taxes; (iii) exemption from value-added tax withholding regimes; and (iv) a 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents.
On June 10, 2019, the Argentine government enacted Law No. 27,506 (knowledge-based economy promotional regime), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from certain specified activities. Law No. 27,506 allows companies that were benefiting from the software development law, to apply for tax benefits under Law No. 27,506. The aforementioned regime was suspended on January 20, 2020 through a new resolution issued by Argentina’s Ministry of Productive Development until new rules for the application of the knowledge-based economy promotional regime were issued.

In October 2020, the Argentine Congress approved a new Knowledge Based Economy Law. The approved regime is effective as of January 1, 2020 until December 31, 2029. Based on the amended promotional regime, eligible companies that meet new specified criteria, are entitled to (i) a reduction of the income tax burden up to 60% (60% for micro and small enterprises, 40% for medium-sized
enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the knowledge-based economy promotional regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable
tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the Company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). The tax credit may be used to offset federal taxes, such as value-added tax and income tax.
In December 2020, the Argentine government issued Decree No. 1034/2020, which set the rules to implement the provisions of the knowledge-based economy promotional regime. Eligible companies must enroll in a registry according to the terms and conditions established by the Application Authority, which will verify compliance with the requirements. The Decree also set the mechanism for calculating the level of investment in research and development, the level of employee retention, exports, among others. It also establishes that exports of services from companies participating in this regime will not be subject to export on services duties. On January 13, 2021, Argentina’s Ministry of Productive Development, the government entity in charge of implementing the knowledge-based economy promotional regime, issued Resolution No. 4/2021 which was followed by Disposition No. 11/2021 issued by the Under Secretariat of Knowledge Economy on February 12, 2021. Both rules establish further details on the requirements, terms, conditions, application, and compliance procedures to be eligible under the promotional regime. We believe we are eligible to benefit from the new Knowledge Based Economy Law and related tax benefits and applied before the Argentine Ministry of Productive Development for approval to benefit from such tax regime.
Disposition No. 11/2021 issued by the Under Secretariat of Knowledge Economy established that for those beneficiaries of the former software promotion regime who have submitted their application for the new Knowledge-based regime in the terms of Resolution No. 449/19 of the former Secretariat of Entrepreneurs (as is the case of Despegar Argentina), the procedure for registration in the new regime consists of submitting a ratification note, attaching the documentation issued by the regulator regarding the normal course of promotional obligations of the law of software promotion. As of the date of this Annual Report we are awaiting the issuance of the final document to comply with the aforementioned ratification.
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
In December 2020 the Argentine government issued Decree 1034/2020, which regulates the Knowledge Based Economy Law, provides that duties on export services will be taxed at a 0% tax rate when such services are exported by entities registered under the Registry of Beneficiaries of the Knowledge Based Economy Promotional Regime.

Additionally, Resolution 4/2021, published on January 14, 2021, provides that this tax benefit will apply to services exported by beneficiaries of the regime since their registration in the relevant registry. However, for those entities that were registered under the Software Promotion Law, the registration under the Knowledge Based Economy Law will be granted as from January 1, 2020 and the 0% tax rate will be applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).
We believe our Argentine subsidiary is eligible to benefit from the new 0% export tax rate in the Knowledge Based Economy Law. Our Argentine subsidiary has applied before the Argentine Ministry of Productive Development for approval to benefit from such tax regime. Disposition No. 11/2021 issued by the Under Secretariat of Knowledge Economy established that for those beneficiaries of the former software promotion regime who have submitted their application for the new Knowledge-based regime in the terms of Resolution No. 449/19 of the former Secretariat of Entrepreneurs (as is the case of Despegar Argentina), the procedure for registration in the new regime consists of submitting a ratification note, attaching the documentation issued by the regulator regarding the normal course of promotional obligations of the law of software promotion. As of the date of this Annual Report we are awaiting the issuance of the final document to comply with the aforementioned ratification.
New Reverse Withholding Tax for an Inclusive and Solidarity Argentina (PAIS) and General Resolution No. 4815/2020.
Effective as of December 23, 2019, a new reverse withholding tax (Tax for an Inclusive and Solidarity Argentina (PAIS)) was created in Argentina. The new 30% tax applies on the purchases by Argentinean residents of foreign services through credit and debit cards; services to be provided outside Argentina, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and the acquisition of international passenger transport services (by land, air, aquatic and road). Furthermore, the Argentine Federal Tax Authorities (AFIP) issued on September 16, 2020 General Resolution No. 4815/2020, which imposes an additional 35% reverse withholding tax applicable on same transactions by Argentine residents.
Uruguay and Others
We operate as a free trade zone user of the Zonamerica Free Trade Zone in Montevideo, Uruguay (the “Free Trade Zone”), under Law No. 15,921 and its corresponding regulations. No domestic Uruguayan tax whatsoever applies in the Free Trade Zone, except for social security contributions for any Uruguayan employees. No social security contributions are required for non-Uruguayan
employees, so long as they do not exceed 25% of the personnel working in the facility located in the Free Trade Zone. In addition, the inflow of goods and services to the Free Trade Zone, as well as their outflow abroad, are tax exempt. The movement of goods and services into a Free Trade Zone from a non-Free
Trade Zone Uruguayan territory is treated as an export and therefore also exempt from VAT and the Specific Internal Tax (
Impuesto Específico Interno
or “IEI”). On the other hand, if goods are introduced into a
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
We have operated as a free trade zone user in Bogotá, Colombia under Decree 2147 until December 31, 2019. Based on the regime, we received certain tax benefits, consisting primarily of a reduced income tax rate. Since January 1, 2020 our Colombian subsidiary after a corporate reorganization is no longer beneficiary of free trade tax benefits.
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

Legal Proceedings
We are a party to various lawsuits and claims arising out of the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.
As of December 31, 2020, we have reserved $10.0 million to cover for probable losses.
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
In June 2018 the Consumer Defense Office of the Department of Justice issued a decision against Decolar and condemned it to pay a fine in the amount of R$7.5 million, on the grounds of alleged geopricing and geoblocking practices and obligated Decolar to cease such practices. We appealed such decision. The proceeding filed before PROCON originally closed in favor of Decolar; however, on January 23, 2020, the same Office issued a new resolution imposing a fine against Decolar in the amount of R$1.2 million. In March 2020 Decolar filed its defense, which evidences the inconsistencies in PROCON’S resolution, especially considering the former favorable decision. We are currently waiting for PROCON’s decision.
In January 2018, the Public Prosecutor’s Office of the State of Rio de Janeiro filed a public civil action against us in the Rio de Janeiro court. This complaint also refers to the alleged geopricing and geoblocking practices in detriment to Brazilian consumers and seeks the cessation of the practice and payment of damages. We filed our defense on March 20, 2018 and provided evidence that we weren’t engaging in those alleged practices. However, the Rio de Janeiro Public Attorney Office requested to the court the suspension of the injunction granted to Decolar, not to seal (classify) Decolar’s defense, and make public available Decolar’s defense documentation. Decolar appealed and the court kept its defense sealed and private; however the court decided to start the phase of “expert examination”, which has not started yet.
Although we believe our Brazilian subsidiary has meritorious defenses to this lawsuit and administrative proceedings, we cannot assure you what the ultimate outcome of this matter will be. The final resolution of these claims, which could take several years, is not likely to have a material effect on our financial position or results of operations.

Mexico
As in Brazil and Argentina, Booking.com filed a claim in Mexico accusing our Mexican subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claim was filed before the Office of the Federal Prosecutor for the Consumer in 2019 and we were notified in February 2021. In March, 2021 Despegar filed its response rejecting the plaintiff’s allegation.
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
We filed both responses in a timely manner, rejecting all the claims, with similar defenses. On May, 2019 we reached a settlement with SECCF in both proceedings, in which we accepted to execute a new labor collective agreement with the union, including certain employees, and the union agreed to withdraw these claims. The new collective agreement came into effect in April 2020.
As in Brazil, Booking.com filed two claims in Argentina accusing our Argentine subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claims were filed before the National Consumer Protection Office (August 2019), and the National Unfair Competition Office (November 2019). In the first claim, Despegar filed its response rejecting plaintiff’s allegation and introducing a counterclaim, asserting that it was Booking.com and not Despegar who carried out misleading practices against consumers. We also accused Booking of lacking the compulsory license granted by the Tourism Ministry to sell tourism products in Argentina. On December 23, 2019 the National Consumer Protection Office rejected the claim filed by Booking and ordered an investigation against it, to be carried out before the National Ministry of Tourism. In the second claim (filed before the National Unfair Competition Office in November 2019) we filed our response rejecting plaintiff’s allegation on the same basis used on the case before the Consumer Protection Office. The Unfair Competition Office is in the process of collecting evidence. We believe that the final resolution of this claim is not likely to have a material effect on our financial position or results of operations.
Colombia
As in Brazil, Argentina and Mexico, in 2018 Booking.com filed a claim in Colombia accusing our Colombian subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers.The administrative claim before the Consumer Defense Office (“SIC”) has been pending since 2018. Pursuant to applicable law, the SIC had until April 1, 2021 to issue a decision on this matter. As of the date of this Annual Report the SIC has not issued a decision and, therefore, we believe this claim should be closed in favor of Despegar.

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

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Buenos Aires Argentina	Argentina operation and regional functions	Avenida Corrientes 746, 6th Floor	406	02/28/2023

Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 1069, 5 Floor	1,203	05/21/2022

La Plata, Buenos Aires Argentina	Argentina operation	Camino Centenario esq. 511, La Plata	2,600	08/31/2022

Bogotá, Colombia	Colombia operation and customer service center	Interior 101, Manzana 15, Carretera 106 Nbr. 15A-25, Free Trade Zone	1,754	02/23/2021

Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	2,092	09/14/2020

Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajuá 219	5,600	08/16/2023

Ciudad de Cancún	Quintana Roo	Av. Bonanpak Sm 10 Mz 2 Lote 7	4,478	10/31/2024
We also own two properties: (i) an approximately 2,077 square meter facility at Jujuy 2013 in the Parque Patricios tech district of Buenos Aires, Argentina, which houses part of our Argentina operations including IT support, and (ii) an approximately 223 square meter facility on Avenida Francisco de Miranda in Caracas, Venezuela, which is currently unused and previously housed our Venezuela operations.
As part of our Mexican operations, Best Day leases approximately 78 small kiosks, mainly in hotels and shopping centers, which house part of our sales operations and approximately 95 vans for providing transportation to customers who contract destination services.
Our properties are geographically distributed to meet our regional operating requirements, and none of our properties are individually material to our business operations. Many of our leases have an option to renew, and we believe that we will be able to successfully renew expiring leases on terms satisfactory to us if needed. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are best known by our brand Best Day, which we acquired in October 2020. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers.
During 2020 and 2019, we had approximately 2.5 million and 5.2 million travel customers, respectively. For the years ended December 31, 2020 and 2019, our gross bookings were $1.4 billion and $4.7 billion, respectively.
All percentages within this section are calculated on actual, unrounded numbers.
Item 5 of this Annual Report on Form
20-F
discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2020 and 2019. Item 5 “A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018,” Item 5 “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 5 Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Cash Flows for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” included in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2019 filed with the SEC on April 10, 2020 are incorporated herein by reference.
Segments
We organize our business into two reportable segments: (1) “Air” and (2) “Packages, Hotels and Other Travel Products”. Our Air segment offers travelers the possibility of purchasing airline tickets from airlines around the world. Our Packages, Hotels and Other Travel Products offers travelers the possibility of purchasing travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.
In 2020, 47.8% and 52.2 % of our total consolidated revenue was derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2019, 38.4% and 61.6% of our total consolidated revenue was derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively.
For the years ended December 31, 2020 and 2019, we generated:

•	Consolidated net revenue of $131.3 million and $524.9 million, respectively;

•	Consolidated operating losses of $177.2 million and $8.9 million, respectively;

•	Consolidated net losses of $142.9 million and $20.9 million, respectively;

•	Consolidated Adjusted Segment EBITDA attributable to our Air segment of $(32.9) million and $3.3 million, respectively.

•	Consolidated Adjusted Segment EBITDA attributable to our Packages, Hotels and Other Travel Products segment of $(82.4) million and $36.5 million, respectively.

•	Consolidated Adjusted Segment EBITDA that is not allocated to either of our segments of $(6.5) million and $(13.2) million, respectively.

•	Consolidated Adjusted EBITDA of $(121.8) million and $26.6 million, respectively.
Trends
Impact of
COVID-19
The
COVID-19
pandemic, and measures to contain the virus, including government travel restrictions and quarantine orders, have had a significant negative impact on the travel industry.
COVID-19
has negatively impacted consumer sentiment and consumer’s ability to travel, and many of our supply partners, particularly airlines and hotels, continue to operate at reduced service levels. As the spread of the virus has been contained to varying degrees in certain countries, some travel restrictions have been lifted and consumers have become more comfortable traveling, particularly to domestic locations. This has led to a moderation of the declines in travel bookings and in cancellation rates compared to the March and April 2020 time period. However, travel booking volume remains significantly below prior year levels and cancellation levels remain elevated compared to pre-COVID
levels. Furthermore, new variants of
COVID-19
have been discovered and raise concern about new reinfections. We cannot predict how long the
COVID-19
pandemic will continue or how long current or future travel restrictions will remain in place.
The degree of containment of the virus, and the recovery in travel, has varied country by country. During the recovery period, there have been instances where cases of
COVID-19
have started to increase again after a period of decline, which in some cases impacted the recovery of travel in certain countries. While many countries have begun the process of vaccinating their residents against
COVID-19,
the large scale and challenging logistics of distributing the vaccines, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may contribute to delays in economic recovery.
COVID-19
has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to recession and further reduction in consumer or business spending on travel activities, which may negatively impact the timing and level of a recovery in travel demand. Broader, sustained negative economic impacts could also put strain on our suppliers, business and service partners which increases the risk of credit losses and service level or other disruptions.
Our financial and operating results for 2020 were significantly impacted due to the decrease in travel demand related to
COVID-19.
During the second, third and fourth quarters of 2020, our gross bookings declined by 83% as compared to the corresponding nine-month period of 2019. During the second quarter of 2020, our gross bookings declined by 94% compared to the first quarter of 2020. During the third quarter of 2020, our gross bookings increased by 238% compared to the second quarter of 2020 and during the fourth quarter of 2020, our gross bookings increased by 143% compared to the third quarter of 2020. We expect the impact to the overall travel market, and our business, to continue into 2021. The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business. Additionally, further health-related events, political instability, geopolitical conflicts, acts of terrorism, significant fluctuations in currency values, sovereign debt issues, and natural disasters, are examples of other events that could have a negative impact on the travel industry in the future.
Following the onset of the
COVID-19
pandemic, we accelerated the execution of several cost saving and cash preservation initiatives. As such, we implemented several actions aimed at reducing our costs and our monthly cash usage. These actions included (i) temporarily reducing salaries of our senior and middle management; (ii) suspending bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating synergies from acquisitions; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing and renegotiating, to the extent possible, all contracts and commitments; (viii) reducing marketing expenses and
(ix) deferring non-critical capital
expenditures. As a result, we recognized $13.0 million in headcount reduction benefits during the year ended December 31, 2020. During the quarter ended March 31, 2021, we incurred additional severance costs of $1.1 million and we expect to incur a similar amount in April 2021. The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we continue to actively evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we will incur additional reorganization charges.

We also engaged in certain smaller scale restructure actions in 2020 to centralize certain operational functions and systems, for which we recognized $0.4 million in reorganization charges during the year ended December 31, 2020, which were primarily related to anticipated termination of several office leases.
While some cost reduction measures taken during the
COVID-19
pandemic are temporary and intended to minimize cash usage during this disruption, we expect to continue to benefit from the majority of the savings when business conditions return to more normalized levels.
Long-term trends
We believe that our results of operations and financial performance will be driven primarily by the following long-term trends:

•
Growth in and Retention of our Traveler Customer Base
: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. During the 2020 and 2019, approximately 58% % and 64%, respectively, of our travel customers had completed previous purchases on our platform.

•
Cross-Selling
: Our financial results are also driven by our ability to cross-sell and increase the number of products that we are able to sell in connection with each trip, which allows us to increase our revenue from each transaction without incurring the costs of acquiring additional travel customers.

•
Changes in Product Mix and New Product Offerings
: In addition to the total volume of transactions, our operating results also vary depending on product mix. In particular, packages and hotels tend to have higher margins than air travel. In addition, we continually seek to expand our product offerings, whether by adding new product categories, such as our introduction of our bus, local concierge and vacation rentals products, which may have higher or lower margins than our overall business, or by the ongoing expansion of our travel supplier base.

•
Shift to Mobile Transactions
: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2020 and 2019, mobile accounted for approximately 71% and 70%, respectively, of all of our user visits, and approximately 48% and 40%, respectively, of our transactions were completed on our mobile platform, complementing our desktop website traffic. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.

•
Selling and Marketing Expenditures
: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2020, as part of our cost-savings measures in connection with the
COVID-19
pandemic, we reduced our selling and marketing expenditures by 70% compared to 2019.

•
Integration of recent acquisitions
: A successful and timely integration of Best Day and Koin into our company will enable us to capture relevant synergies both from a technological and bottom line perspective. We will seek to integrate such acquired businesses into our current operations in a manner that maximizes such synergies.

Recent Acquisitions
In June 2019 we acquired the Viajes Falabella travel companies in Chile, Argentina and Peru and in July 2019, we acquired Viajes Falabella which we consolidated for six months in our fiscal year 2019 as compared to twelve months in our fiscal year 2020.
In August 2020, we acquired Koin which we consolidated for four months in our fiscal year 2020.
In October 2020, we acquired the Best Day Group which we consolidated for three months in our fiscal year 2020.
Therefore, the comparison of our results of operations for 2020 to 2019 are affected by the timing and size of our acquisitions.
Seasonality
We generally experience seasonal fluctuations in the demand for our travel services. Our most significant market, Brazil, and the rest of South America were we operate, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Our most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.
The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends.
Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these consolidated financial statements may not be the same as those for any subsequent quarter or the full year.
Due to the
COVID-19
pandemic, which led to significant cancellations for future travel during the second and third quarters of 2020 and impacted new travel bookings for the the last three quarters of 2020, we did not experience our typical seasonal pattern for bookings, revenue and profit during 2020. In addition, with the decrease in new bookings and increase cancellations in 2020, our typical, seasonal working capital source of cash was significantly disrupted, resulting in unfavorable working capital trends and material negative cash flow since the second quarter of 2020 when we typically generate significant positive cash flow. Seasonal trends were more normalized during the fourth quarter of 2020, but it is difficult to forecast the seasonality for the upcoming quarters, given the uncertainty related to the duration of the impact from
COVID-19
pandemic and the shape and timing of any sustained recovery. In addition, we are experiencing much shorter booking windows, which could also impact the seasonality of our working capital and cash flow.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time, we were making the estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
For more information on each of these policies, see Note 3 — Significant Accounting Policies, in the notes to our consolidated financial statements. We discuss information about the nature and rationale for our critical accounting estimates below.
Recoverability of Goodwill and Indefinite and Definite-Lived Intangible Assets
Goodwill.
 We assess goodwill for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value and, if applicable, record an impairment charge based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
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
Indefinite-Lived Intangible Assets
. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of brands and domains, using the relief-from-royalty method. This method assumes that the brands and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital.
Definite-Lived Intangible Assets
. We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

The use of different estimates or assumptions in determining the fair value of our goodwill, indefinite-lived and definite-lived intangible assets may result in different values for these assets, which could result in an impairment or, in the period in which an impairment is recognized, could result in a materially different impairment charge.
Business Combinations
We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, in particular with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and trade names, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
Other Long-Term Liabilities
Various Legal and Tax Contingencies
. We record liabilities to address potential exposures related to business and tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when the likelihood of payment is probable, and the amounts can be reasonably estimated. The determination for required liabilities is based upon analysis of each individual tax issue, or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. In addition, our analysis may be based on discussions with outside legal counsel. The ultimate resolution of these potential tax exposures and legal proceedings may be greater or less than the liabilities recorded.
Non-Convertible Preferred
Stock and Warrant Transaction
In September 2020, we completed the issuance and sale of our Series A Preferred Shares and Warrants to purchase our ordinary shares to LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. pursuant to an Investment Agreement dated August 20, 2020. We issued and sold 150,000 shares of our newly created Series A Preferred Shares, no par value per share and Warrants to purchase 11,000,000 ordinary shares, no par value, for an aggregate purchase price of $150 million. As of the date of this Annual Report, LCLA Daylight LP has not exercised the Warrants.
In accordance with U.S. GAAP, the gross proceeds from the sale were allocated to the non-convertible preferred
stock and warrants on a relative fair value basis. In determining the fair value of the Series A Preferred Shares, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the valuation require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include assumptions on term, cash flows, and market yield. In determining the fair value of the Warrants, we primarily used the Black Scholes Option Pricing Model (“BSOPM”). Inputs to the BSOPM and other aspects of the valuation require judgment. The more significant inputs used in the BSOPM and other areas of judgment include the starting stock price or value of the underlying assets, the strike price, the time to expiration, and volatility and risk-free rate. In order to consider the two-year transfer
restriction of the Warrants, considered to be security specific, we applied a Discount for Lack of Marketability with the Finnerty Method.
Income Taxes
We account for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or effective tax rate.
Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenues and expenses that qualify for preferential tax treatment, and segregation of foreign and domestic earnings and expenses to avoid double taxation. Although we believe that our estimates are reasonable, the final tax outcome of these matters could be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.
In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, the carryforward periods available for tax reporting purposes and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.
The amount of income tax we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues pursuant to ASC 740, Income taxes, which contains a two-step
approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate and also include the related interest and penalties.
We treat taxes on global intangible
low-taxed
income (“GILTI”) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs. See Note 19 to our consolidated financial statements for further additional information related to our income taxes.
Stock-Based Compensation
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
Recently Issued and Not Yet Adopted Accounting Pronouncements under U.S. GAAP
For information on recently issued accounting pronouncements under U.S. GAAP, see Note 3 to our consolidated financial statements

Goodwill Impairment Testing:
As of December 31, 2020, we had an aggregate amount of goodwill of $123.2 million (of which $37.9 million relates to our Air segment and $85.3 million relates to our Packages, Hotels and Other Travel Products Segment) compared to $47.0 million as of December 31, 2019. The significant increase in goodwill was related to our recent acquisitions of Koin in August 2020 and Best Day in October 2020, which resulted in an aggregate increase of $73.3 million in goodwill.
Our reporting units are components which are one level below our operating segments and are primarily comprised by the country and brand (Despegar, Viajes Falabella and Best Day) where each set of travel products (air and packages, hotels and other travel products) are offered.
We perform our annual assessment of possible impairment of goodwill as of December 31, 2020, or more frequently if events and circumstances indicate that an impairment may have occurred. Due to the
COVID-19
pandemic and its impact on our business, we conducted interim impairment assessments of goodwill during the year ended December 31, 2020. We had no impairments of goodwill during the interim periods.
As of December 31, 2020, we recognized an impairment charge of $0.6 million related to the goodwill allocated to one reporting unit (related to our acquisition in 2019 of Viajes Falabella in Argentina). This reporting unit remains at risk although remaining goodwill allocated is not material and amounts to $0.2 million as of December 31, 2020.
We compared the fair value of the reporting units to their carrying values. The fair value estimates for all reporting units were based on a weighted-probability analysis of the present value of future discounted cash flows, Level 3 inputs. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, projected cash flows and the long-term rate of growth. Our assumptions were based on the actual historical performance of the reporting unit and took into account the challenging global industry and market conditions and recent severe and continued weakening of operating results as well as the anticipated rate of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates. The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the
COVID-19
pandemic.
Based on our analysis, we concluded that the estimated fair value for each of our reporting units, as of December 31, 2020, was reasonable. In each case, the estimated fair value exceeded the respective carrying value. We concluded that the goodwill assigned to each reporting unit, as of December 31, 2020, was not impaired and that neither reporting unit was at risk of failing the goodwill impairment test as prescribed under U.S. GAAP.
Operating and Financial Metrics
Our operating results are affected by certain operating metrics, such as number of transactions and gross bookings, which we believe are necessary for understanding and evaluating our company. We also regularly review the following key financial metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions:

	Year Ended December 31,
	2020	2019	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	1,940	4,121	(52.9)
Argentina	457	2,324	(80.3)
Mexico	803	1,542	(47.9)
Other	891	2,691	(66.9)

Total number of transactions	4,091	10,678	(61.7)
By segment
Air	2,435	6,220	(60.9)
Packages, Hotels and Other Travel Products	1,656	4,458	(62.9)

Total number of transactions	4,091	10,678	(61.7)

	Year Ended December 31,
	2020	2019	% of Change
	In thousands
Gross Bookings
By country
Brazil	591,749	1,878,312	(68.5)
Argentina	206,871	1,027,359	(79,9)
Mexico	270,870	604,648	(55,2)
Other	362,845	1,223,874	(70,4)

Total gross bookings	1,432,335	4,734,193	(69.7)

Financial Metrics
Consolidated revenues	131,334	524,876	(75.0)
Consolidated operating loss	(177,217)	(8,920)	1,886.7

Consolidated net loss	142,869	20,910	583.3
Consolidated Adjusted EBITDA (unaudited)	(121,813)	(26,643)	(557.2)
Consolidated Adjusted Segment EBITDA:
Air	(32,890)	3,346	(1,083.0)
Packages, Hotels and Other Travel
Products	(82,377)	36,546	(325.4)
Unallocated	(6,546)	(13,249)	(50.6)

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
Adjusted Segment EBITDA
For 2020, we have changed our definition of Adjusted Segment EBITDA reported internally to exclude restructuring charges and acquisition costs. We have effected this change retroactively to all years presented in this Annual Report. However, we did not have restructuring charges in either 2019 or 2018 and we did not consummate any acquisitions in 2018.

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
Adjusted Segment EBITDA is calculated, with respect to each segment, as our net loss adjusted for (1) provision for income taxes; (2) financial income / (expense); (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring charges. See note 20 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.
Non-GAAP
Financial Measures
Consolidated Adjusted EBITDA
We report Consolidated Adjusted EBITDA as a
non-GAAP
financial measure. Consolidated Adjusted EBITDA is among the primary metrics by which management evaluates the performance of the business and on which internal budgets are based. Management believes that investors should have access to the same set of tools that management uses to analyze our results. This non-GAAP
measure should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for other measures of our financial performance prepared in accordance with U.S. GAAP. Our Consolidated Adjusted EBITDA has certain limitations as an analytical tool, including in that it does not consider the impact of certain expenses to our consolidated statements of income. We endeavor to compensate for the limitation of the non-GAAP
measure presented by also providing a reconciliation to the most directly comparable U.S. GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP
measure. Our Consolidated Adjusted EBITDA also excludes certain items related to transactional tax matters, which may ultimately be settled in cash, and we urge investors to review the detailed disclosure regarding these matters included elsewhere in this Annual Report, as well as in the notes to our audited consolidated financial statements. Our Consolidated Adjusted EBITDA may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.
For 2020, we have changed our definition of Consolidated Adjusted EBITDA to exclude restructuring charges and acquisition costs. We have effected this change retroactively to all years presented in this Annual Report. However, we did not have restructuring charges in either 2019 or 2018 and we did not consummate any acquisitions in 2018.
We calculate Consolidated Adjusted EBITDA as net loss adjusted for (1) provision for income taxes; (2) financial income / (expense); (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring charges.
The above items are excluded from our Consolidated Adjusted EBITDA measure because these items are noncash in nature, or because the amount and timing of these items is unpredictable, or not driven by core operating results and renders comparisons with prior periods and competitors less meaningful. We believe our Consolidated Adjusted EBITDA is a useful measure for analysts and investors to evaluate our future on-going
performance as this measure allows a more meaningful comparison of our performance and projected cash earnings with our historical results from prior periods and to the results of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments. In addition, we believe that by excluding certain items, such as stock-based compensation and acquisition-related impacts, Consolidated Adjusted EBITDA corresponds more closely to the cash operating income generated from our business and allows investors to gain an understanding of the factors and trends affecting the ongoing cash earnings capabilities of our business.

The table below provides a reconciliation of our consolidated net loss to Consolidated Adjusted EBITDA.

	Year Ended December 31,
	2020	2019
	(in thousands)
Consolidated net loss	$(142,869)	$(20,910)
Add (deduct):
Financial expense/ (income), net	(12,910)	17,215
Income tax (benefit)	(21,438)	(5,225)
Depreciation expense	7,981	6,659
Impairment of long-lived assets and goodwill	1,917	—
Amortization expense	21,699	16,137
Stock-based compensation expense	7,312	11,686
Restructuring and related reorganization charges	13,360	—
Acquisition-related expenses	3,135	1,081

Consolidated Adjusted EBITDA (unaudited)	$(121,813)	$26,643

Components of Results of Operations
Revenue
We offer traditional travel services on a stand-alone and package basis generally either through the pre-pay/merchant
or the
pay-at-destination/agency
business models. We primarily generate revenue as a result of facilitation services, either directly or through the use of affiliated travel agencies. We consider both the traveler and the travel supplier as our customers.
Under the
pre-pay/merchant
model, we provide travelers access to book hotel rooms, airline seats, car rentals and destination services through our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers. Travel suppliers generally bill us for travel products sold within a
12-month
period from the
check-out
date. We recognize breakage incremental revenue from unbilled amounts when the period expires. Our revenues under the pre-pay/merchant
model typically represented more than 75% of our total consolidated revenues for both 2020 and 2019.
Under the
pay-at-destination/agency
model, travelers pay the travel supplier directly at the destination and travel suppliers pay us our earned commissions at a later date, generally after checkout. We receive service fees from travelers at the time of booking. In any given year, our revenue under the pay-at-destination/agency
model represented less than 5% of our total consolidated revenues for both 2020 and 2019.
We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive
contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have a contract with Expedia and its affiliates to offer through our platform hotel and other lodging products. The contract establishes agreed payment terms. In each of the years 2020 and 2019, 6.2% and 8.4% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” and Note 22 of our audited consolidated financial statements. Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with travel suppliers; however, we cannot assure you that we will not experience more volatility in the future.

Major sources of revenue
Commissions and service fees
We facilitate travel suppliers the sale of their travel products and services to travelers. We generally receive commissions in consideration for these facilitation services. Generally, we charge a service fee to travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e. modifications to the original terms of the reservations) as new bookings. Accordingly, we may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.
We recognize revenue upon the transfer of control of the promised facilitation services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those facilitation services. Generally, we recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience.
Given that the travel supplier is primarily responsible for providing the underlying travel services, we do not control the service or travel product provided by the travel supplier to the traveler and we do not bear inventory risk, we present revenue on a net basis for these transactions. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue). We present revenue on a gross basis for some bookings only when we pre-purchase
flight seats.
We partner with banks to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by such banks. Banks bear full risk of fraud, delinquency or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. In most cases, we receive payment before travel occurs or during travel and the period between completion of booking and reception of scheduled payments is typically one year or less. We have made use of the practical expedient in ASC
606-10-32-18
and we do not adjust the amount of consideration for the effects of a significant financing component. Beginning in late August 2020, we began providing financing to certain risk-profiled travelers only in Brazil. This activity has been very limited to date.
Our revenue from commissions and service fees represented 76.9% and 81.2% of our total consolidated revenues for 2020 and 2019, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or Global Distribution Services providers when we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case
basis.
Incentive fee revenues represented 13.0% and 13.9% of our total consolidated revenues for 2020 and 2019, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.
Advertising revenues represented 3.8% and 2.9% of our total consolidated revenues for 2020 and 2019, respectively.

Other revenue
We also derive revenue from other sources. Our other revenues sources are not material.
In late 2019 we began to operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such bank co-branded
credit cards. Loyalty points can be redeemed for free or discounted travel products.
For loyalty points earned through travel product purchases, we apply a relative selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. Due to the recent launch of our loyalty program, lack of historical data and redemption patterns, we recognize breakage when the likelihood of the traveler exercising its remaining rights becomes remote.
For loyalty points earned through
co-branded
credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within 30 days subsequent to the month of sale of loyalty points. Sales of loyalty points to business partners are comprised of two components: loyalty points and marketing (i.e. the use of intellectual property, including our brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). We allocate the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, we recognize the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed. This activity has been limited to date.
In October 2020 we began offering our travelers tours, activities and transportation services through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a gross basis for these transactions because we are the primary responsible for providing the underlying travel services.
Revenue from interest earned on financing granted to certain risk-profiled customers in Brazil is recognized over the term of the financing and is based on effective interest rates. This activity has been immaterial and very limited to date.
In the aggregate, these other revenues represented 6.4% and 2.1% of our total consolidated revenues for 2020 and 2019, respectively.
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

General and Administrative
General and administrative expense consists primarily of personnel expenses for management, including both senior management and local managers, and employees involved in general corporate functions, including finance, accounting, tax, legal, human resources and commercial analysts, our stock-based compensation expenses for grants to members of our management team and professional and consulting fees. General and administrative expense also includes a portion of the overhead distributed based on the percentage of our employees attributable to general and administrative (for example, rent, facilities and depreciation). General and administrative expense also includes bad debt expense that we recognize relating to the risk that we are unable to collect receivables from certain travel suppliers. In addition, general and administrative expense includes transaction costs related to our acquisitions, change in fair value of contingent earnout payments, if any, and changes to indemnity assets, if any.
Technology and Product Development
Technology and product development expense includes the costs of developing our platform, as well as information technology costs to support our infrastructure, back-office operations and overall monitoring and security of our networks. This expense is principally comprised of personnel, and depreciation and amortization of technology assets, including hardware, and purchased and internally developed software. Technology and product development expense also includes a portion of the overhead expense for our facilities, based on the percentage of our employees attributable to technology and product development.
We classify our supplier relationships as a component of the products that we offer to our travel customers and, accordingly, our costs of acquiring and maintaining supplier relationships, including the costs of our personnel engaged in supplier relationships, are included as a component of technology and product development expense.
Loss from Equity Investments
We use the equity method to account for investments in companies if our investment provides us with the ability to exercise significant influence, but not control, the operating and financial policies of the investee.
Financial Income / (Expense), net
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
Our financial income and expense also include interest expense on our financial liabilities, interest income on our investments and gains and losses on derivative financial instruments.
Income Tax Expense
We are subject to taxation in the United States and foreign jurisdictions. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (“Tax TCJA Act”) that significantly changed U.S. tax law by, among other things, lowering U.S. corporate income tax rates, implementing a territorial tax system, and imposing a one-time
transition tax on deemed repatriated earnings of foreign subsidiaries. The Tax Act reduced the U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018.

Results of Operations

	Year Ended December 31,
	2020		2019
	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$131,334	100.0	$524,876	100.0	(75.0)
Cost of revenue	(85,518)	(65.1)	(179,565)	(34.2)	(52.4)

Gross profit	45,816	34.9	345,311	65.8	(86.7)
Operating expenses
Selling and marketing	(57,292)	(43.6)	(187,894)	(35.8)	(69.5)
General and administrative	(94,722)	(72.1)	(92,962)	(17.7)	1.9
Technology and product development	(67,043)	(51.0)	(73,375)	(14.0)	(8.6)
Impairment of long-lived assets and goodwill	(1,917)	(1.5)	—	—	NM

Total operating expenses	(220,974)	(168.3)	(354,231)	(67.5)	(37.6)

Equity loss	(2,059)	(1.6)	—	—	NM
Operating loss	(177,217)	(134.9)	(8,920)	(1.7)	1,886.7
Financial income / expense, net	12,910	9.8	(17,215)	(3.3)	(175.0)

Net loss before income taxes	(164,307)	(125.1)	(26,135)	(5.0)	528.7
Income tax benefit	21,438	16.3	5,225	1.0	310.3

Net loss	(142,869)	(108.8)	(20,910)	(4.0)	583.3
Net loss attributable to redeemable non-controlling interest	282	0.2	—	—	NM

Net loss attributable to Despegar.com, Corp.	$(142,587)	(108.6)	$(20,910)	(4.0)	581.9

Note: “NM” denotes not meaningful.
Consolidated Revenues
The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2020		2019
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$62,713	47.8	$201,638	38.4	(68.9)
Packages, Hotels and Other Travel Products	68,621	52.2	323,238	61.6	(78.8)

Total revenue	$131,334	100.0	$524,876	100.0	(75.0)

The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2020	2019
	(in thousands)
Commissions and service fees	$100,908	$426,082
Incentives	17,040	72,912
Advertising	5,040	15,063
Others	8,346	10,819

Total revenue	$131,334	$524,876

(1)	Net of sales tax.

For 2020, our consolidated revenues were significantly impacted by the effect of the
COVID-19
pandemic on our industry and our operations. Similar to the 61.7% decline in the overall number of transactions and the 69.7% decline in overall gross bookings for 2020, our consolidated revenues decreased $393.5 million, or 75.0 % in 2020 compared to 2019, primarily driven by cancellations and decreased demand for our travel products as a result of the
COVID-19
pandemic. The Best Day and Koin acquisitions completed in 2020 contributed $14.2 million to our consolidated revenues. Without the effect of the Best Day and Koin acquisitions, our consolidated revenues would have decreased $407.7 million, or 77.7%, to $117.2 million in 2020 from $524.9 million in 2019.
Air revenue decreased $138.9 million or 68.9% in 2020 reflecting a 60.9% decline in tickets sold. Packages, Hotels and Other Travel Products decreased $254.6 million or 78.8% in 2020 reflecting a 62.9% decline in overall demand for our mix of travel products. Excluding the effect of the Best Day and Koin acquisitions, Air revenue would have decreased 69.3% in 2020 and Packages, Hotels and Other Travel Products would have decreased 82.9% in 2020.
Our commissions and service fee revenue decreased $325.2 million or 76.3% in 2020, a decrease of 65.3% or $90.3 million in our Air segment and a decrease 81.6% or $234.9 million in our Packages, Hotels and Other Travel Products segment, primarily as a result of the overall decline in travel demand for our mix of travel products due to the
COVID-19
pandemic, the impact of contra-revenue related to customer claims and cancellations, macro-economic conditions in our most significant markets (Brazil, Mexico and Argentina) leading to currency devaluations and newly imposed taxes on foreign currency transactions in Argentina, resulting in a decrease in the demand for international bookings in Argentina.
Incentive revenue decreased $55.9 million or 76.6 % in 2020, a decrease of 77.3% or $44.0 million in our Air segment and a decrease of 74.2% or $11.9 million in our Packages, Hotels and Other Travel Products segment, primarily as a result of lower incentives received from airlines, hotels and other travel suppliers reflecting the overall decline in travel volume.
Advertising revenue decreased $10.0 million or 66.5 % in 2020 a decrease of 73.7 % or $5.1 million in our Air segment and a decrease of 60.5 % or $4.9 million in our Packages, Hotels and Other Travel Products segment, due to lower demand for travel advertising.
Other revenue decreased $2.5 million or 22.9 % in 2020, primarily as a result of the decline in travel demand and partially offset by $3.0 million of new destination services offered by the Best Day.
In addition to the above segment and product revenue discussion, our revenue by business model is as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Pre-pay model	$102,591	$407,258
Pay-at-destination model	1,305	13,130
Other (1)	27,438	104,488

Total revenue	$131,334	$524,876

(1)	Primarily includes incentives from our travel suppliers, primarily airlines and GDSs.
Cost of Revenue
Cost of revenue decreased $94.0 million during 2020 compared to 2019, primarily due to a $38.1 million decrease in credit card processing fees, a $34.2 million decrease in cost of installments and a $9.5 million decrease in customer fraud and transaction processing errors, all resulting from lower transaction volumes from the impact of the
COVID-19

pandemic, as well as $9.3 million decrease in operating costs due to cost reductions initiatives, partially offset by an increase of $2.7 million in severance costs due to the restructuring costs associated with our cost reduction initiatives.
Excluding the effect of the Best Day and Koin acquisitions, our cost of revenue would have decreased $98.0 million, or 54.6%, to $81.6 million in 2020 from $179.6 million in 2019.
Gross Profit
Gross profit decreased 86.7% from $345.3 million in 2019 to $45.8 million in 2020, due to the
COVID-19
pandemic and the challenging macroeconomic conditions in the countries in which we operate, including our main markets, Brazil and Argentina.
As a percentage of revenue, gross profit represented 34.9% in 2020 and 65.8% in 2019. This decrease in 2020 is due to a greater percentage decrease in total revenue of 75.0% compared to the percentage decrease in cost of revenue or 52.4%.
Excluding the effect of the Best Day and Koin acquisitions, our gross profit would have decreased $309.7 million, or 89.7%, to $35.6 million in 2020 from $345.3 million in 2019.
Selling and Marketing
Selling and marketing expense decreased 69.5% to $57.3 million in 2020. The decrease was primarily as a result of the suspension of direct marketing expenses beginning in mid-March
2020, which was part of our broader cost saving measures in connection with the
COVID-19
pandemic. The decrease was partially offset by $3.9 million that we incurred in employee severance and benefit expenses due to restructuring costs associated with our cost savings plan.
Excluding the effect of the Best Day and Koin acquisitions, our selling and marketing expenses would have decreased $138.3 million, or 73.6%, to $49.6 million in 2020 from $187.9 million in 2019.
General and Administrative
General and administrative expense increased 1.9% to $94.7 million in 2020. The increase was primarily due to an increase in employee severance expenses of $3.2 million and $0.4 million in office lease termination fees as part of our cost savings plan in response to the
COVID-19
pandemic, an increase of $2.2 million in depreciation and amortization expenses from acquired tangible and intangible assets and an increase of $7.2 in credit expected losses directly related to the impact of the
COVID-19
pandemic, partially offset by an overall reduction in all corporate expenses, including outsourcing services, personnel expenses and employee benefits.
Excluding the effect of the Best Day and Koin acquisitions, our general and administrative expenses would have decreased $10.1 million, or 10.9%, to $82.9 million in 2020 from $93.0 million in 2019.
Technology and Product Development
Technology and product development expense decreased 8.6% to $67.0 million in 2020. The decrease was primarily as a result of a reduction in technology and product development personnel expense, which was partially offset by $3.2 million that we incurred in employee severances expenses, as part of our cost savings plan in response to the
COVID-19
pandemic.
Excluding the effect of the Best Day and Koin acquisitions, our technology and development expenses would have decreased $10.1 million, or 13.8%, to $63.2 million in 2020 from $73.4 million in 2019.

Impairment Charges
During 2020, as a result of the significant negative impact related to the
COVID-19
pandemic, which has had a severe effect on the entire global travel industry, we recognized goodwill impairment charges of $0.6 million as well as intangible asset impairment charges of $1.1 million and property and equipment impairment charges of $0.3 million.
Loss from Equity Investments
During 2020, losses on equity investments were $2.1 million in connection with two associate investments acquired with Best Day. We did not have equity investments in 2019.
Operating loss
In 2020, we had an operating loss of $177.2 million compared to an operating loss of $8.9 million in 2019, primarily due to significant declining revenue in 2020 resulting from the
COVID-19
pandemic as well as the restructure and impairment charges mentioned above.
Financial Income / (Expense)
In 2020, we had net financial income of $12.9 million as compared to a net financial expense of $17.2 million in 2019. The change in financial result position was due primarily to lower factoring fees of $13.2 million derived from significantly lower activity impacted by the
COVID-19
pandemic and net foreign exchange gains of $11.1 million in 2020 as compared to foreign exchange losses of $7.0 million in 2019.
Income Tax Benefit
Our effective tax rate for the year ended December 31, 2020 was 13%, lower than the weighted average rate of 27% due primarily to the changes in tax rate related to the Promotional Regime enacted in Argentina, which reduced the income tax rate to 15% as from the following year and the reversal of valuation allowances.
Our effective tax rate for the year ended December 31, 2019 was 20%, lower than the weighted average rate of 29% due to the decrease in non-taxable
income and the changes in valuation allowances related to our Brazilian subsidiary.
Net loss
In 2020, we had a net loss of $142.9 million compared to a net loss of $20.9 million in 2019 as a result of the factors described above. Excluding the effect of the Best Day and Koin acquisitions, our net loss would have been $127.9 million compared to a net loss of $20.9 million in 2019 as a result of the factors described above.
Net loss attributable to redeemable
non-controlling
interest
The share of net loss attributable to the redeemable
non-controlling
interest in our subsidiary Koin was $0.3 million. The activity and results of operations of this subsidiary were not significant in 2020. We did not have a non-controlling
interest in 2019.
Net loss attributable to Despegar.com, Corp.
In 2020, we had a net loss of $142.6 million compared to a net loss of $20.9 million in 2019 as a result of the factors described above. Excluding the effect of the Best Day and Koin acquisitions, our net loss attributable to Despegar.com, Corp. would have been $127.6 million compared to a net loss of $20.9 million in 2019 as a result of the factors described above.

Adjusted Segment EBITDA

	Year Ended December 31,
	2020	2019
	(in thousands)
Air	$(32,890)	$3,346
Packages, Hotels and Other Travel Products	(82,377)	36,546
Unallocated	(6,546)	(13,249)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 20 — Segment Information in the notes to the consolidated financial statements for additional information.
Our Air segment Adjusted EBITDA significantly declined during 2020, resulting in negative Adjusted EBITDA of $(32.9) million compared to positive Adjusted EBITDA of $3.3 million in 2019, resulting from direct impacts of the
COVID-19
pandemic, which drove meaningful gross bookings and revenue declines, partially offset by a decline in direct sales and marketing expense.
Our Packages, Hotels and Other Travel Products segment Adjusted EBITDA also significantly declined during 2020, resulting in negative Adjusted EBITDA of $(82.4) million compared to positive Adjusted EBITDA of $36.6 million in 2019, also resulting from significant revenue declines due to the
COVID-19
pandemic, partially offset by a decline in direct sales and marketing expense.
Our Unallocated segment Adjusted EBITDA resulted in negative Adjusted EBITDA of $(6.5) million in 2020 as compared to a negative Adjusted EBITDA of $(13.2) million in 2019 primarily due to lower unallocated overhead costs related to our cost reduction initiatives.

B.	Financial Position, Liquidity and Capital Resources
Cash Flows
Our principal sources of liquidity are typically cash flows generated from operations, cash available under credit facilities and loan agreements as well as our cash and cash equivalents and short-term investment balances, which were $334.4 million and $309.2 million at December 31, 2020 and 2019, respectively. In addition, as of December 31, 2020, we had restricted cash of $16.1 million, which primarily consisted of amounts held in restricted accounts to secure our obligations to travel suppliers and service providers and the International Air Transport Association (“IATA”).
With the impacts of the
COVID-19
pandemic, including the high degree of cancellations and customer refunds, particularly during the first half of the year, and the lower new bookings in the merchant business model, these seasonal influences and the working capital source of cash to us has been significantly disrupted resulting in the Company experiencing unfavorable working capital trends and material negative cash flow in the first half of 2020 with the negative cash flow moderating as booking trends improved and cancellations stabilized during the second half of 2020. The full duration and total impact of
COVID-19,
and how the recovery will unfold, remains difficult to predict. We expect cash flow to remain negative until the decline in new merchant bookings improves further with cancellations either remaining stable or moderating further. In addition, we are experiencing much shorter booking windows in our lodging businesses, which could also impact the seasonality of our working capital and cash flow.
As of December 31, 2020, our travel accounts payable plus our related party payable and our accounts payable and accrued expenses, minus our trade accounts receivable net of credit expected loss and our related party receivable amounted to aggregate payables of $193.0 million, compared to aggregate payables of $120.1 million as of

December 31, 2019, with such increase being primarily the result of an increase in cancelled reservations pending payment, which amounted to $90.8 million as of December 31, 2020. In addition, we adopted the strategy to assist our travel customers with refunds and reschedulings, including the issuance of vouchers to be used by our travel customers during 2020 or 2021. If a travel customer does not accept the voucher, according to our standard commercial terms and conditions, the corresponding refund would depend on the regulation of each country, considering as an average typically payable within 120 days from the date the refund is requested.
Our business cash cycle provides a positive source of working capital for our operations. Our pre-pay
model allows us to collect cash amounts from transactions with our travel customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim and reduces our need to use external sources of financing. Under our pre-pay
model, we receive cash payments through credit card companies used by travel customers at or near the time of booking, and we are required to make payments related to the booking to the relevant travel suppliers generally two to three months afterwards, typically, after the travel customer uses the reservation and the travel supplier invoices us.
As of December 31, 2020, we had deferred merchant bookings of $76.6 million and our working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $135.8 million. At December 31, 2020, our pre-pay
model represented 78.1% of our revenues compared to 1% represented by our pay-at-destination
model. If our
pre-pay
model declines relative to our
pay-at-destination
model or our overall business, or if there are changes to the pre-pay
model (such as changes in booking patterns, or travel customer or travel supplier payment terms), our overall working capital benefits could be reduced. In such event, we could be required to obtain additional working capital financing, including using factoring or other financing sources.
Managing our balance sheet prudently and maintaining appropriate liquidity are high priorities during the current
COVID-19
pandemic. In order to best position the Company to navigate our current working capital challenges and depressed revenue throughout 2020, we have taken a number of actions to bolster our liquidity and preserve financial flexibility, including:

(i)	temporarily reducing salaries of the senior and middle management;

(ii)	suspending bonuses to all employees;

(iii)	reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases;

(iv)	reducing working hours and implementing unpaid leave in certain locations;

(v)	accelerating synergies from acquisitions;

(vi)	renegotiating supplier payment terms and conditions;

(vii)	reviewing and renegotiating, to the extent possible, all contracts and commitments;

(viii)	reducing marketing expenses and

(ix)	deferring non-critical capital expenditures.
In connection with the measures implemented due to the
COVID-19
pandemic discussed above, we incurred $13.0 million in employee severance expenses during 2020, which were fully paid as of year-end.
Based on our plans as of the date of this Annual Report, we expect total severance charges in 2021 decrease. However, we continue to actively evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we will incur additional reorganization charges. We also engaged in certain smaller scale restructure actions in 2020 to centralize and migrate certain operational functions and systems, for which we recognized $0.4 million in reorganization charges, which were primarily related to anticipated termination of several office rent contracts.
In August 2020, we entered into an investment agreement with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (“L Catterton”) and an investment agreement Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (“Waha Capital”), to raise $200 million in gross proceeds in a private placement of shares of newly created series of preferred stock and warrants to purchase our common stock. The transaction with L. Catterton closed on September 18, 2020 and the transaction with Waha Capital closed on September 21, 2020. These transactions increased our cash position by $187.9 million.
In October 2020, we closed the acquisition of Best Day. The purchase price was fixed at $10.3 million, after application of net indebtedness and working capital adjustments, and will be payable in cash on October 1, 2023. In addition, the agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20 million, based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the closing date. The earnout, if any, will be payable in cash on October 1, 2024.
In 2020 we paid $5.8 million for the second installment of the purchase price for the acquisition of Viajes Falabella. The last remaining installment of $5.8 million is scheduled to be paid in June 2021.
We believe that our existing cash and cash equivalents together with expected cash flows generated from operating activities will be sufficient to meet our currently anticipated cash needs for the next twelve months. As conditions are recent, uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, nor whether the conditions of the global economy and financial markets will allow us to access to those financing options, particularly if the effects of the pandemic persist significantly longer.
Our cash flows are as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash flows (used in) / provided by operating activities	$(118,345)	$44,238
Net cash flows used in investing activities	(14,743)	(30,784)
Net cash flows provided by / (used in) financing activities	173,696	(53,180)
Effect of exchange rate changes on cash and cash equivalents	(3,767)	1,181

Net increase / (decrease) in cash and cash equivalents	$36,841	$(38,545)

In 2020, net cash used in operating activities was $118.3 million compared to cash provided by operating activities of $44.2 million for 2019. Impacts from the
COVID-19
pandemic, including a sharp decrease in gross bookings and refund obligations for cancelled bookings, have resulted in a significant use of cash to fund working capital expenses and operating losses in 2020 compared to a 2019 cash benefit from working capital.
In 2020, $14.7 million was used in investing activities compared to $30.8 million in 2019 primarily due to lower current year capital expenditures of $17.5 million, including lower spend on internal-developed software and the payment of $5.8 million of the second installment of the purchase price for the acquisition of Viajes Falabella, partially offset by cash acquired in the acquisitions of Best Day and Koin of $8.5 million. Cash used in investing activities in 2019 primarily included a $24.6 million investment in intangible assets, including software and website development costs and $5.9 million in acquired property and equipment.
Cash provided by financing activities in 2020 was $173.7 million primarily due to $187.9 million of net proceeds from the issuance of preferred shares and warrants in September 2020 and partially offset by the net payment of borrowings of $14.3 million and the cash dividend payment of $0.6 million to the Series A Preferred shareholders. In 2020 we did not repurchase any shares under our share repurchase program. Cash used in financing activities in 2019 primarily included a net $11.5 million payment of short-term loans and cash paid to acquire shares of $42.2 million under our share repurchase program.
Foreign exchange rate changes resulted in decreases of our cash balances denominated in foreign currency in 2020 of $3.8 million reflecting a net depreciation in foreign currencies related to the U.S. dollar during the year. Foreign exchange rate changes resulted in an increase of our cash balances denominated in foreign currency in 2019 of $1.2 million.
Indebtedness
Our total indebtedness, including short-term and long-term bank debt, seller financing and promissory notes amounted to $52.0 million as of December 31, 2020 as compared to $29.9 million as of December 31, 2019.

We have historically maintained a low level of bank debt. As of December 31, 2020, we have outstanding short and long-term debt of $19.3 million as compared to short-term debt of $19.2 million as of December 31, 2019. Our long-term bank debt is denominated in currencies other than the U.S. dollar and matures between 2023 and 2024. As of December 31, 2020, we were in compliance with all covenants.
We also have additional indebtedness related to seller financing for the acquisitions we completed in 2019 and 2020. Our seller financing increased $3.7 million from $10.7 as of December 31, 2019 million to $14.4 million as of December 31, 2020. The increase was primarily related to the seller financing for the Best Day acquisition comprised of a fixed portion and the earnout payment, which values were $8.8 million and $3.8 million as of December 31, 2020, respectively. We will pay the fixed portion in cash on October 1, 2023, and the earnout consideration, if any, will be payable in cash on October 1, 2024. The earnout payment is a variable amount which depends solely on our share price during a measurement period of six months prior to October 1, 2024. The increase in seller financing was partially offset by the payment of the second installment of the seller financing for the Viajes Falabella acquisition for $5.8 million.
In addition, as part of the Best Day acquisition agreement, we legally assumed debt that Best Day had with its prior shareholders. As such, we issued four U.S. dollar denominated promissory notes amounting to $14.5 million as of December 31, 2020. The promissory notes bear interest at a fixed rate of 5% per annum and we will pay them in cash on October 1, 2023.

C.	Research and Development, Patents and Licenses
Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our travel customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our travel customers. In 2020 and 2019, we spent $67.0 million and $73.4 million, respectively, on software development and other technology and product development activities.

D.	Trend Information
In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Key Trends and Factors Affecting Our Business.” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information—D. Risk Factors.”
Macroeconomic and Political Conditions in the Countries in which we Operate
Our travel customers are primarily located in Latin America, particularly in Brazil, Mexico and Argentina, and to a lesser extent, in other countries in the region. Our results of operations and financial condition are significantly influenced by political and economic developments in the countries in which our travel customers reside and, to a lesser extent, in the countries to which our travel customers may travel, and the effect that these factors may have on the availability of credit, employment rates, disposable income, average wages and demand for travel in those countries. In the mid- to
long-term, we believe that macroeconomic changes in the region will generally benefit us due to an expanding middle class, increasing disposable income, reduced unemployment and lower interest rates, among other factors.
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

Inflation
Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our travel customers. Below is a summary of certain macroeconomic data for Brazil, Mexico and Argentina, our three largest markets, for 2020 and 2019:

	Brazil
	2020	2019
Real GDP growth (decline) (1)	(4.1)%	0.6%
Population (in millions) (1)	211.8	211
Inflation (1)	4.52%	3.74%
Exchange rate (2)	5.20	4.03

(1)	Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2)	Source: Banco Central do Brasil. Data as of December 31 of each year.

	Argentina
	2020	2019
Real GDP growth (decline) (1)	(11.8)%	(3.1)%
Population (in millions) (1)	45.40	44.93
Inflation (1)	36.1%	53.8%
Exchange rate (2)	89.25	59.87

(1)	Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(2)	Source: Banco de la Nación Argentina. Data as of December 31 of each year.

	Mexico
	2020	2019
Real GDP growth (decline) (1)	(8.3)%	(0.1)%
Population (in millions) (2)	126.0	—
Inflation (3)	3.15%	2.83%
Exchange rate (4)	19.95	18.45

(1)	Source: Instituto Nacional de Estadística y Gegrafía (INEGI), measured in local currency.
(2)	Source: Instituto Nacional de Estadística y Gegrafía (INEGI). Census information is updated every five years. Latest census was conducted in 2020/
(3)	Source: Instituto Nacional de Estadística y Gegrafía (INEGI), measured in local currency.
(4)	Source: Banco de México. Data as of December 31 of each year.

E.	Off-Balance Sheet Arrangements
As of December 31, 2020, we did not have any material
off-balance
sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
The following table represents our contractual commitments as of December 31, 2020:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations	$46,544	$8,650	$10,956	$8,607	$18,331
Seller financing Viajes Falabella	5,750	5,750	—	—	—
Other long-term liabilities (1)	125,000	—	—	—	125,000
Promissory notes issued	14,490		14,490
Accrued earnout liability	3,765			3,765
Redemption of non-controlling interest (2)	2,880	—	2,880	—	—
Seller financing Best Day Group	8,768		8,768

Total contractual obligations	$207,197	$14,400	$35,094	$12,372	$143,331

(1)
We may be required to make a termination payment of $125.0 million to Expedia if, among other things: we elect to terminate the Expedia Outsourcing Agreement on or after March 6, 2022; Expedia elects to terminate the Outsourcing Agreement if bookings sourced through Expedia are reduced such that the marketing fees payable back to us fall below $5.0 million over a six-month
period; or if a bookings shortfall occurs, for any consecutive three months or any three months within a six-month
period. The amount of the termination payment is reflected as a long-term liability on our balance sheet. For more information on our relationship of Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia.”

(2)
Pursuant to the Koin acquisition agreement, we have the right to call the non-controlling
interest in Koin, and the
non-controlling
owners have the right to put their interest back to us, assuming we do not exercise our call right, at dates and prices defined in the agreement. The put price is fixed at $2,880.

G.	Safe Harbor
See “Part I. Introduction – Forward-Looking Statements.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
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
Our board of directors consists of eight members. Our memorandum and articles of association authorize us to have up to eight directors or such other number of directors as is from time to time fixed by resolution of the board.
Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by the L Catterton Purchaser (the “L. Catterton Director”) and director appointed by the Series B Preferred Shareholders (the “Series B Director”). Pursuant to our memorandum and articles of association, each of our directors (other than the L. Catterton Director and Series B Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2021, 2022 and 2023, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected,
as the case may be)

as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our Class I, II and III Directors are divided among the three classes as follows:

•	the Class I Directors are Adam Jay and Michael James Doyle, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2023.
Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected
at any special meeting of our shareholders. Given the current restrictions related to the
COVID-19
pandemic, we cannot assure you that we will not be required to delay or adjourn our annual meeting for 2021 or host an annual meeting that shareholders can only attend remotely or by proxy.
The L Catterton Purchaser has the right to appoint the L. Catterton Director so long as the L Catterton Purchaser and its permitted transferees continue to beneficially own (a) (i) at least 75,000 Series A Preferred Shares and (ii) Warrants and/or ordinary shares that were issued upon exercise of the Warrants representing at least 5,500,000 ordinary shares or (b) if the Company shall have redeemed the Series A Preferred Shares in full, Warrants and/or ordinary shares that were issued upon exercise of Warrants representing at least 5,500,000 ordinary shares . The Series B Preferred Shareholders have the right to appoint a director so long as the Waha Purchaser holds Series B Preferred Shares (or ordinary shares issued opened conversion thereof) representing no less than 25,000 Series B Preferred Shares. The L. Catterton Director is Dirk Donath and the Series B Director is Aseem Gupta.
The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Nilesh Lakhani	61	Chairman of the Board and Director
Damian Scokin	54	Chief Executive Officer and Director
Adam Jay	44	Director
Martín Rastellino	49	Director
Mario Eduardo Vázquez	85	Director
Michael James Doyle II	50	Director
Dirk Donath	54	Director
Aseem Gupta	39	Director
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
The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Juana Manso 1069, Floor 5, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).
Nilesh Lakhani
has served as a member of our board of directors since October 2012 and as chairman of our board of directors since March 2019. Mr. Lakhani served on the board of directors of Netshoes (Cayman) Limited (NYSE:

NETS) from 2013 to 2019. He also served as an independent director on the board of directors of QIWI plc (Nasdaq: QIWI) from 2013 to 2014. Mr. Lakhani was an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund from 2015 to 2018. He has also held key executive positions with growth companies in the technology, media and financial services industries. From 2010 to 2012, he was the Chief Financial Officer of oDesk Corporation. Prior to that, from 2007 to 2010, he was the Chief Financial Officer of Yandex N.V. (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media, Inc. (Nasdaq: CTCM) from 2004 to 2007. Prior to that, Mr. Lakhani was the Chief Financial Officer of Pogo.com, and was Vice President of Global Operations at Electronic Arts after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation from 1991 to 1997, and worked with GE Capital from 1984 to 1991. Mr. Lakhani holds a bachelor’s in Economics from the University of Manchester and an MBA from the University of San Francisco.
Damián Scokin
joined Despegar in December 2016 and has served as our Chief Executive Officer (“CEO”) since February 2017 and as a member of our board of directors since April 2017. From November 2014 to November 2016, prior to becoming our CEO, Mr. Scokin was the CEO of Ultrapetrol (Bahamas) Limited (“Ultrapetrol”), where he continues to be a member of the company’s board of directors. Mr. Scokin helped navigate Ultrapetrol through its negotiations with creditors as a result of adverse market conditions in the energy and natural resources sectors, which, subsequent to his departure as CEO of the company, resulted in the filing of a Chapter 11 prepackaged reorganization plan agreement with a U.S. bankruptcy court at the beginning of 2017. From 2005 to 2014, Mr. Scokin held several positions within the LATAM Airlines Group. From 2012 to 2014, Mr. Scokin served as CEO for LATAM’s International Business Unit, where he was in charge of leading the merger and integration process of LAN Airlines, the biggest airline in Chile, and TAM Linhas Aereas, one of Brazil’s leading airlines. Prior to the merger process, Mr. Scokin worked as CEO for the International Business Unit of Lan Airlines in Chile and as CEO for LAN Argentina before that, where he was in charge of the company’s startup and early development in Argentina. Mr. Scokin started his career in 1995 as an associate of Mckinsey & Company in Boston, where he eventually became partner. Mr. Scokin holds a bachelor’s degree in Economics, a bachelor’s degree Industrial Engineering degree from the University of Buenos Aires and a Master of Business Administration from Harvard Business School.
Adam Jay
has served as a member of our board of directors since March 2018. Mr. Jay is President at Hotels.com, an Expedia Group, Inc. brand. Mr. Jay joined Expedia Group in February 2012. From 2007 until 2012, he served as VP of Strategy and Global Transformation at Travelport plc. Prior to that, he led Product for Avis Europe plc (now Avis Budget Group) and also spent a number of years at Boston Consulting Group. Mr. Jay currently serves on the board of Checkatrade.com, a
UK-based
subsidiary of Homeserve plc. Mr. Jay holds an MBA from INSEAD and an MA (Hons) in Politics, Philosophy and Economics from Oxford University.
Martín Rastellino
has served as a member of our board of directors since June 2017. Mr. Rastellino is a co-founder
of the Company and has been extensively involved in the management of the Company from 1999 until June 2017. He has served as our Chief Operating Officer and Head of Hotels Business, among other key managerial positions. Prior to joining the Company, Mr. Rastellino served as a Manager for Teleglobe in the United States and has also worked as an auditor for Arthur Andersen in Argentina between 1993 and 1997. Mr. Rastellino holds a bachelor’s degree in Public Accounting from the University of Buenos Aires and an MBA from Duke University.
Mario Eduardo Vázquez
has served as a member of our board of directors since August 2014. From June 2003 to November 2006, he served as the Chief Executive Officer of Grupo Telefónica in Argentina. Prior to that, Mr. Vázquez worked in auditing for Arthur Andersen for 33 years, including as a partner and general director covering Latin American markets, including Argentina, Chile, Uruguay, and Paraguay. Mr. Vázquez previously taught as a professor of Auditing at the Economics School of the Universidad de Buenos Aires. Mr. Vázquez also serves on the board of directors and is president of the Audit Committee of Globant S.A. (NYSE: GLOB) and MercadoLibre, Inc. (NYSE: MELI) He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica S.A. (Spain), Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez also previously served as a member of the board of directors and as the president of the Audit Committee of YPF, S.A. (NYSE: YPF) Mr. Vázquez holds a bachelor’s degree in Public Accounting from the Universidad de Buenos Aires.

Michael James Doyle
has served as a member of our board of directors since September 2018. Mr. Doyle is the Chief Financial Officer of Nextdoor, a neighborhood social network based in San Francisco, California. He was Chief Financial Officer of Despegar from 2013 until 2018. Prior to becoming our Chief Financial Officer, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Prior to Expedia, Mr. Doyle worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore. He also worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a bachelor’s degree in Finance from Southern Methodist University and an MBA from Harvard Business School.
Dirk Donath
has served as a member of our board of directors since September 2020. Mr. Donath is a Managing Partner at L Catterton focused on Latin America. He was a Senior Managing Director and Partner at Eton Park Capital Management, responsible for private equity and illiquid investment activities in emerging markets. Previously, he was a Founding Partner & Managing Director of Pegasus Capital. Before Pegasus, Mr. Donath was a Partner of McKinsey & Company where he was head of McKinsey’s Latin American Consumer Goods and Retail Practice and also leader of the Latin American Corporate Finance and Strategy Practice. Mr. Donath graduated cum laude with honors from Yale University with a bachelor’s degree in Economics and studied international relations at Oxford University. He also earned an MBA from Harvard Business School.
Aseem Gupta
has served as a member of our board of directors since September 2020. Mr. Gupta is a Managing Director at Waha Capital, focused on the Private Investments business. Waha Capital is an Abu Dhabi-based,
ADX-listed
investment holding company and operates through two divisions, Asset Management and Private Investments, managing proprietary and third-party capital invested across a number of sectors and geographies. Mr. Gupta is responsible for managing strategic proprietary investments, deploying capital in new investments, and delivering successful exits. Prior to joining Waha Capital, Mr. Gupta worked in the Technology, Media and Telecom Investment Banking Team at Deutsche Bank in New York. Mr. Gupta holds an MBA degree from Rice University, and a bachelor’s degree in Computer Engineering from Purdue University.
Executive Officers
The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	54	Chief Executive Officer
Alberto López Gaffney	49	Chief Financial Officer
Mariano Scagliarini	48	General Counsel
Gonzalo García Estebarena	41	Chief Commercial Director
Sebastián Mackinnon	49	Executive VP Travel Partners & Corporate Affairs
The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Juana Manso 1069, 5th Floor, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).
Alberto López Gaffney
has served as our Chief Financial Officer since November 2018. From 2017 to October 2018, Mr. López Gaffney served as Chief Financial Officer of TGLT, a leading real estate company in Argentina. From 2012 through 2017, he was employed at Itaú BBA as Managing Director & Head of Investment Banking for LatAm
ex-Brazil.
Prior to that, Mr. López Gaffney worked between 1999 and 2012 with Morgan Stanley, in the Mergers & Acquisitions Group and later as Managing Director & Head of Southern Cone. He began his business career as a business analyst at McKinsey in 1996. Mr. López Gaffneyholds an MBA from Harvard University and a Master in Science in Industrial Engineering from Universidad Católica Argentina.
Mariano Scagliarini
has served as our General Counsel since November 2019. From 2013 to 2019, Mr. Scagliarini served as Chief Counsel for LatAm and Iberia at Thomson Reuters. From 2003 to 2013, Mr. Scagliarini served in different positions at Praxair Inc. and Citibank N.A. Mr. Scagliarini holds a bachelor’s degree in Law from Universidad Católica Argentina and a Master of Laws degree from Cornell University.

Gonzalo García Estebarena
has served as our Chief Commercial Director, overseeing Air and Packages, Hotels and Other Travel Products, since September 2017. Prior to joining us, he held several positions at LATAM Airlines Group from 2011 to 2017, including Vice President of International Revenue Management and Global Head of Sales. Prior to that, Mr. García Estebarena was a management consultant with McKinsey & Company from 2003 to 2011. Mr. García Estebarena holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA with Distinction from Harvard Business School.
Sebastián Mackinnon
has served as our Executive VP Travel Partners & Corporate Affairs since October 2018. From March until October 2018 he served as interim Country Manager for Brazil Operations, and from December 2015 until March 2018 he served as our Head of Air, with a regional scope. From October 2001 to December 2015, Mr. Mackinnon served in various positions at Diageo plc, an international alcoholic beverages company, mostly recently as General Manager covering Peru, Bolivia and Ecuador. Prior to that, Mr. Mackinnon held various positions at Mondeléz International and Kimberly-Clark Corporation. Mr. Mackinnon holds a bachelor’s degree in Business Administration from the Pontificia Universidad Católica Argentina and an MBA from the CEMA University in Buenos Aires.
Family Relationships
There are no family relationships among any of our directors or executive officers.

B.	Compensation
Compensation of Directors and Executive Officers
For the years ended December 31, 2020, 2019 and 2018, the aggregate compensation to the officers and members of our board of directors amounted to $3,525,644, $4,051,274 and $7,235,508, respectively. We did not pay any compensation to the remaining directors in 2020, 2019 and 2018, and did not pay any other cash compensation or benefits in kind to our directors in 2020, 2019 and 2018, other than the equity awards described under “—Equity Incentive Plans.” Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to company car benefits and levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “—Equity Incentive Plans.”
Equity Incentive Plans
Our board of directors has adopted two stock incentive plans, namely, the 2015 Stock Option Plan (the “2015 Plan”) and the Amended and Restated 2016 Stock Incentive Plan (the “2016 Plan” and, together with the 2015 Plan, the “Plans”). The terms of the 2015 Plan and the 2016 Plan are substantially similar, although no further awards are being granted under the 2015 Plan. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, outside directors and consultants, and to promote the success of our business. Our board of directors believes that our Company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.
Pursuant to the Amended and Restated 2016 Stock Incentive Plan, we may grant restricted stock units (“RSUs”) and stock options to our directors, officers and/or employees. As of December 31, 2020, we had 1,919,099 shares of common stock reserved for new stock-based awards under the Amended and Restated 2016 Stock Incentive Plan. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2020, we started issuing RSUs as our primary form of stock-based compensation. During 2020 and 2019, we granted an aggregate of 1,409,680 and 340,565 RSUs to our employees, directors and management. During 2020, we did not grant any stock options while during 2019 we granted an aggregate of 225,903 stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.
Administration
. The Plans are administered by our board of directors or a committee designated by our board of directors constituted to comply with applicable laws. In each case, our board of directors or the committee it designates will determine the provisions, terms and conditions of each award.
Eligibility
. Only employees, outside directors and consultants are eligible for the grant of non-incentive
stock options (“NSOs”), and the direct award or sale of shares or RSUs or other share-based awards, in the case of the 2016 Plan. Only employees are eligible for the grant of incentive stock options (“ISOs”). The term “option” as used in this section refers to both NSOs and ISOs.
Moreover, a person who owns more than 10% of the total combined voting power of all classes of our outstanding share capital is not eligible for ISO grants unless (i) the exercise price is at least 110% of the fair market value of a share on the date of the grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of the grant.
Vesting Schedule
. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. In 2020 we started issuing RSUs as our primary form of stock-based compensation. RSUs vest in thirds on the first, second and third anniversary of issuance. The outstanding stock options will vest over the next 2 years.
Award Agreement
. Awards granted under the Plans are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award.
Transfer Restrictions
. Options, other share-based awards and RSUs may not be transferred other than by will or the laws of succession or by gift or domestic relations order to an immediate family member of the optionee or, in the case of options under the 2016 Plan, a trust established by the optionee for the benefit of the optionee and/or one or more of the optionee’s immediate family, and are exercisable during the lifetime of the optionee only by the optionee or by the optionee’s guardian or legal representative.
Exercise of Awards
. The term of options may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option will be determined by the stock option plan administrator and may include cash or cash equivalents, a promissory note, ordinary shares, delivery of an irrevocable direction to a securities broker appointed by us to sell the shares and deliver all or part of the proceeds to us, consideration received by us under a cashless exercise program implemented by us, or any other form of payment permitted by applicable law. No cash consideration is required of the recipient in connection with the grant of the RSUs.
Termination of Awards
. Where the option agreement permits the exercise of the options granted for a certain period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the options, whichever occurs first. Unvested RSUs are forfeited to us upon the recipient’s termination of service with us. Treatment of other share-based awards upon a termination of service are as set forth in the award agreement.
Third-Party Acquisition
. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding awards will be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are party, in the manner determined by our board of directors in its capacity as administrator of the Plans, with such determination having final and binding effect on all parties), which agreement or determination need not treat all awards (or all portions of an award) in an identical manner.
Acceleration
: If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, and an employee is subject to an involuntary termination without cause within twelve months following the acquisition, all of such employee’s then outstanding RSUs become fully vested.

Amendment, Suspension or Termination
. Our board of directors has the authority to amend, suspend or terminate the Plans at any time and for any reason, without shareholder approval, except to the extent required by applicable law. Unless terminated earlier, the Plans will terminate automatically ten years from the later of (i) the date when the Plan was adopted or (ii) the date when our board of directors approved the most recent increase in the number of shares reserved for issuance; provided that the ability to grant ISOs under the 2016 Plan will terminate on the tenth anniversary of the date when the maximum number of shares reserved for ISOs was approved by our shareholders. As noted above, no further awards will be granted under our 2015 Plan.

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
Nomination and Compensation Committee
In February 2019 our Board of Directors formed a nomination and compensation committee. The nomination and compensation committee is composed of three members, Mr. Dirk Donath, Mr. Nilesh Lakhani and Mr. Martin Rastellino. The nomination and compensation committee is responsible for, among other things:

•
carrying out the Board’s responsibilities in relation to compensation of the Company’s CEO and his direct reports (including plans, policies and programs), overseeing the implementation of the Company’s compensation policy, and providing such guidance with respect to compensation matters as the Committee deems appropriate;

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
Strategy Committee
In May 2019 our board of directors formed a strategy committee. The strategy committee is composed of four members, Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael Doyle and Mr. Dirk Donath. The strategy committee is responsible for, among other things:

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
As of December 31, 2020, we had 3,577 employees, including the employees of Best Day. We also contracted with certain third-party providers to support our call center employees. The following tables show a breakdown of our employees as of December 31, 2020, 2019 and 2018 by category of activity.

	Number of Employees as of December 31,
Division/Function	2020	2019	2018
Operations and customer service	1,146	1,150	1,349
Sales and marketing	1,025	355	263
Technology and content	778	1,172	1,227
General and administrative (1)	628	352	559

Total	3,577	3,029	3,398

(1)	Includes business development, administration, finance and accounting, legal and human resources.
As of December 31, 2020, 380 of our employees in Argentina and all of our employees in Brazil were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.

We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.

E.	Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2021 by (1) each of our directors and executive officers and (2) all of our directors and executive officers as a group.
In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Juana Manso 1069, 5 Floor, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

	Outstanding Ordinary Shares as of March 31, 2021
Name of Beneficial Owner	Number		%
Directors and Executive Officers:
Nilesh Lakhani (1)	47,462	*
Damián Scokin (2)	—		—
Adam Jay	—		—
Martín Rastellino (3)	474,627	*
Mario Eduardo Vázquez (4)	18,393	*
Michael Doyle II (5)	77,147	*
Dirk Donath	—		—
Aseem Gupta	—		—
Alberto Lopez Gaffney (6)	51,416	*
Mariano Scagliarini (7)	—		—
Gonzalo García Estebarena (8)	—		—
Sebastián Mackinnon (9)	38,309	*

Directors and Executive Officers as a Group (13 persons)	972,549		1.3%

*	Represents beneficial ownership of less than 1%.
(1)
Consists of 47,462 ordinary shares held by Mr. Lakhani, Chairman and member of our board of directors. Mr. Lakhani also holds 8,041 RSUs which will vest on January 1, 2022; provided that Mr. Lakhani remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(2)
Mr. Scokin, our Chief Executive Officer, holds options for the issuance of 86,901 shares that will vest in three equal installments in December 2021, 2022 and 2023 and 301,957 RSUs that will vest in three equal installments in December 2021, 2022 and 2023; in each case provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.” Mr. Scokin is our Chief Executive officer and a member of our board of directors.

(3)
Consists of 5,212 ordinary shares held by Mr. Rastellino, 469,415 ordinary shares held by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A. Mr. Rastellino also holds 6,031 RSUs which will vest on January 1, 2022; provided that Mr. Rastellino remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(4)
Consists of 18,393 ordinary shares held by Mr. Vázquez, a member of our board of directors. Mr. Vázquez also holds 6,031 RSUs which will vest on January 1, 2022; provided that Mr. Vázquez remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(5)
Consists of 77,147 ordinary shares held by Mr. Doyle, a member of our board of directors. Mr. Doyle also holds 4,021 RSUs which vest on January 1, 2022; provided that Mr. Doyle remains in continuous service as an employee, director or consultant of the Company through such date. See “Item 6—B. Compensation.”

(6)
Consists of 51,416 ordinary shares held by Mr. Lopez Gaffney, our Chief Financial Officer. Mr. Lopez Gaffney also holds: options for the issuance of 34,310 ordinary shares: which will vest in two equal installments on December 1, 2021 and 2022 and 82,896 RSUs which will vest in five equal installments on June 1, 2021, December 1, 2021, June 1, 2022, December 1, 2022 and December 1, 2023; in each case provided that Mr. Lopez Gaffney remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation”.

(7)
Mr. Scagliarini, our General Counsel, holds 12,369 RSUs which will vest in five equal installments on June 1, 2021, December 1, 2021, June 1, 2022, December 1, 2022 and December 1, 2023; in each case provided that Mr. Scagliarini remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(8)
Mr. Estebarena,, our Chief Commercial Director, holds options for the issuance of 58,597 which will vest in two equal installments on December 1, 2021 and on December 1, 2022 and 27,452 RSUs which will vest in five equal installments on June, 2021, December 1, 2021, June 1, 2022, December 1, 2022 and December 1, 2023; in each case provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(9)
Consists of 38,309 ordinary shares held by Mr. Mackinon, our Executive VP Travel Partners & Corporate Affairs. Mr. Mackinon also holds: options for the issuance of 26,241 ordinary shares which will vest in two equal installments on December 1, 2021 and on December 1, 2022 and 81,107 RSUs which will vest in five equal installments on June 1, 2021, December 1, 2021, June 2022, December 1, 2022, and December 1, 2023; in each case provided that Mr. Mackinon remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2021 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.
In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

	Outstanding Ordinary Share as of March 31, 2021
Name of Beneficial Owner	Number	%
% Shareholders:
LCLA Daylight LP (1)	11,000,000	13.58
Expedia, Inc. (2)	9,590,623	11.84
Tiger Global Management LLC (3)	9,256,550	11.71
Waha LATAM Investments Limited (4)	5,405,405	7.20
Dorsey Asset Management LLC (5)	4,255,213	5.95
Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd. (6)	3,856,160	5.51

(1)
Based on Schedule 13D filed with the SEC on September 23, 2020. Consists of ordinary shares issuable upon exercise by LCLA Daylight LP of warrants to purchase up to 11,000,000 ordinary shares. CALA2 Managers, Ltd. is the sole general partner of LCLA Daylight LP. Scott A. Dahnke and Dirk Donath are members of the managing board of CALA2 Managers Ltd. Accordingly, such shares may be deemed to be beneficially owned by CALA2 Managers Ltd., Mr. Dahnke and Mr. Donath. Mr. Dahnke and Mr. Donath disclaim beneficial ownership of such ordinary shares. The principal business address of LCLA Daylight LP, CALA2 Managers, Ltd. and Mr. Donath is c/o Catterton Latin America Management Co., 30 Rockefeller Plaza, Suite 5405, New York, NY 10112. The principal business address of Mr. Dahnke is 599 West Putnam Avenue, Greenwich, CT 06830.

(2)
Consists of ordinary shares held by Expedia, Inc., a Washington corporation, a direct wholly owned subsidiary of Expedia Group, Inc., a Delaware corporation. The principal business address for Expedia Inc. is 333 108th Avenue NE, Bellevue, WA 98004.

(3)	Based on Schedule 13-F filed with the SEC on February 16, 2021. The principal business address of Tiger Global Management, LLC, 9 West 57 th Street, 35 th Floor, New York, NY 10019.
(4)
Based on the Schedule 13D filed with the SEC on March 1, 2021. Consists of 50,000 Series B Preferred Shares held by Waha LATAM Investments Limited representing 5,405,405 ordinary shares on an as-converted
basis. The Series B Preferred Shares are convertible, at the option of the holders, at any time into ordinary shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 ordinary shares per Series B Preferred Share, subject to certain anti-dilution adjustments. Waha Latam Investments Limited is a wholly owned subsidiary of Waha Capital PJSC. Accordingly, Waha Capital PJSC may be deemed to share beneficial ownership of the securities held of record by Waha Latam Investments Limited. The principal business address of each of the entities named in this footnote is 42 / 43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates.

(5)
Based on the Schedule 13G/A filed with the SEC on February 16, 2021. Dorsey Asset Management LLC is the direct owner of and has sole dispositive power over 4,255,213 ordinary shares. The principal business address of Dorsey Asset Management LLC is 150 North Wacker Dr., Suite 960, Chicago, Illinois 60606.

(6)
Based on the Schedule 13G/A filed with the SEC on February 12, 2021. Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd. is the holder of record of 3,856,160 ordinary shares. Such shares may deemed to be beneficially owned by Arisaig Partners (Mauritius) Ltd., its investment manager, and Arisaig Partners (Asia) Pte Ltd., its sub-investment
manager. The principal business address for eah of Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd. and Arisaig Partners (Asia) Pte Ltd. is 6 Lorong Telok,
#02-01
Singapore 049019. The business address for Arisaig Partners (Mauritius) Ltd. is IFS Court, Bank Street, TwentyEight Cybercity, Ebene 72201 Mauritius.

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
On August 1, 2019, the Company’s board of directors approved a new share repurchase that enables the Company to repurchase up to $100 million of its shares. The program became effective on August 8, 2019, and expired one year thereafter. Share repurchases may be undertaken through a variety of methods, including pursuant to trading plans adopted in accordance with Rule
10b5-1
of the Exchange Act, or through open market or privately negotiated transactions, in accordance with applicable law. During 2019, the Company repurchased 1,938,200 ordinary shares with a weighted average cost per share of $11.13.
On August 20, 2020, the Company, entered into the L Catterton Investment Agreement with the L Catterton Purchaser. The Company agreed to issue and sell to the L Catterton Purchaser, pursuant to the Catterton Investment Agreement, 150,000 shares of the Company’s newly created Series A Preferred Shares, without par value (the “Series A Preferred Shares”), and warrants to purchase 11 million of the Company’s ordinary shares, without par value, for an aggregate purchase price of $150 million. At the closing of the Catterton Investment Agreement on September 18, 2020, the Company issued 150,000 Series A Preferred Shares and the Warrants to the L Catterton Purchaser. As of the date of this Annual Report, the L. Catterton Purchaser has not exercised the Warrants.
On August 20, 2020, Despegar entered into the Waha Investment Agreement with the Waha Purchaser. The Company agreed to issue and sell to the Waha Purchaser, pursuant to the Waha Investment Agreement, 50,000 shares of the Company’s newly created Series B Preferred Shares, without par value (the “Series B Preferred Shares”), for an aggregate purchase price of $50 million. At the closing of the Waha Investment Agreement on September 21, 2020, the Company issued 50,000 Series B Preferred Shares to the Waha Purchaser. The Series B Preferred Shares are convertible, at the option of the holders, at any time into ordinary shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 ordinary shares per Series B Preferred Share, subject to certain anti-dilution adjustments. As of the date of this Annual Report, the 50,000 Series B Preferred Shares would be convertible into 5,405,405 ordinary shares.

B.	Related Party Transactions
Relationship with Expedia
Expedia Outsourcing Agreement
We entered into the Expedia Outsourcing Agreement with affiliates of Expedia on March 6, 2015. The agreement has been amended and restated, most recently on November 14, 2019. Expedia is the beneficial owner of 11.84% of our ordinary shares outstanding as of March 31, 2021.
Substantially all of the hotel and other lodging reservations that we offer through our platform for all countries outside Latin America are provided to us by Expedia pursuant to the Expedia Outsourcing Agreement. Under the agreement, Expedia is also the preferred provider to us of hotel and other lodging reservations inside Latin America.
Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month
period; otherwise, Expedia may require us to pay a $125.0 million termination fee. For 2020 and 2019, marketing fees paid by Expedia to us under the Expedia Outsourcing Agreement, net of fees we paid to Expedia under the Despegar Outsourcing Agreement (described below), amounted to $7.1 million and $38.8 million, which represented 5.4% and 7.3% of our consolidated revenue for the year, respectively. From time to time, under the Expedia Outsourcing Agreement, our fees have been supplemented by one-time
incentives paid to us for reaching certain booking targets during a specified time period. As of December 31, 2020, our payables to Expedia under the Expedia Outsourcing Agreement were $19.4 million. For more information, see note 22 to our consolidated financial statements.
Given the uncertainty caused by the ongoing
COVID-19
pandemic, we cannot assure you that we will be able to meet this requirement in the future. As a result, on August 20, 2020, we entered into an amendment with respect to the Expedia Outsourcing Agreement (the “Outsourcing Agreement Amendment”), whereby the parties agreed, among other things, to waive Expedia’s termination rights under the Expedia Outsourcing Agreement relating to minimum bookings requirements through December 31, 2021, subject to certain conditions.
In addition, the agreement was amended and restated on November 14, 2019 in order to, among other things, allow us to source hotel bookings without Expedia on certain pre-agreed
properties outside of Latin America, which transactions are limited to an agreed percentage of the transactions we source outside of Latin America. If such transactions exceed the agreed percentage threshold during a six-month
period, we may be required to pay Expedia compensation; and if our non-Expedia
sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or an agreed higher percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed an agreed percentage of the minimum booking percentage set forth therein for any three consecutive months or any three months within a six-month
period, then Expedia may require us to pay a $125.0 million termination fee.
The term of the Expedia Outsourcing Agreement automatically renews annually unless terminated in accordance with its terms, including (1) by mutual consent or by a party in the case of a material breach by the other party (with a $125.0 million termination payment if terminated by Expedia due to our breach or our failure to meet certain minimum performance requirements), (2) unilaterally by us without cause after March 6, 2022 upon payment to Expedia of a $125.0 million termination payment, and (3) unilaterally by Expedia in the event of a change of control of our Company. A change of control under the agreement is defined as the sale, lease or transfer of all or substantially all of our assets to or acquisition of more than 50% of voting or economic power in our Company or any parent of our Company by an entity in the consumer or corporate travel industry or an internet-enabled provider of travel search or information services. Unilateral termination of the Expedia Outsourcing Agreement by us as described in (2) above, in addition to triggering the termination payment, also gives Expedia the right to sell the 2015 Expedia Shares back to us for fair market value under the Shareholder Agreements described below.
We may also terminate the agreement if Expedia ceases to hold all of the 2015 Expedia Shares unless the disposition of those shares was (1) approved by a majority of members of our Board of Directors that were not designated by Expedia, (2) involuntary or (3) the result of an action taken by us or any of our affiliates.
The foregoing description of the Expedia Outsourcing Agreement, as amended and restated by means of document executed on November 14, 2019, is qualified in its entirety by reference to the full text of Expedia Outsourcing Agreement filed as Exhibit 10.1 to this Annual Report. The foregoing description of the Amendment to the Outsourcing Agreement is qualified in its entirety by reference to the full text of the Amendment to the Outsourcing Agreement filed as Exhibit 10.2 to this Annual Report.
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
As of December 31, 2020, our receivables with Expedia under the Despegar Outsourcing Agreement were $8.2million.
The foregoing description of the Despegar Outsourcing Agreement is qualified in its entirety by reference to the full text of the Despegar Outsourcing Agreement, which is filed as Exhibit 10.3 to this Annual Report.
Shareholder Agreements
We are party to the following agreements with certain of our shareholders: (i) the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company, Birbey S.A., Expedia and the other parties thereto (the “Sixth Amended and Restated Investors’ Rights Agreement”) and (ii) the Fourth Amended and Restated Voting Agreement dated as of August 29, 2017, by and among the Company, Expedia and the other parties thereto. For purposes of this Annual Report we refer to the Sixth Amended and Restated Investors’ Rights Agreement and the Fourth Amended and Restated Voting Agreement as the “Shareholder Agreements.” The Shareholder Agreements provide Expedia with the rights and obligations described below.
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
Registration Rights
Expedia is entitled to two demand registrations as long as it owns 5% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). Moreover, any other party to our Shareholder Agreements that owns 10% or more our outstanding ordinary shares (calculated on a fully-diluted basis) is also entitled to two demand registrations. We are also required to effect up to two registrations on Form
F-3
in any twelve-month period, upon the request of any such shareholders that own 10% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). The Shareholder Agreements also provide the shareholders party thereto with customary piggyback registration rights. Moreover, we are required to pay certain expenses relating to such registrations and indemnify such shareholders against certain liabilities that may arise under the Securities Act. In addition, as previously described, we may also be required to facilitate the sale by Expedia of the 2015 Expedia Shares. In connection with the Amendment to the Expedia Outsourcing Agreement, on August 20, 2020 Despegar and Expedia entered into a letter agreement with Expedia (the “Letter Agreement”), extending Expedia’s registration rights under the for a period of two years beyond the expiration date of September 22, 2022

The foregoing description of the Sixth Amended and Restated Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Sixth Amended and Restated Investors’ Rights Agreement, which is filed as Exhibit 4.1 to this Annual Report. The foregoing description of the Fourth Amended and Restated Voting Agreement is qualified in its entirety by reference to the full text of the Fourth Amended and Restated Voting Agreement, which is filed as Exhibit 4.3 to this Annual Report. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 4.3 to this Annual Report.
Expedia Nominating Agreement
In connection with the Outsourcing Agreement Amendment and waivers granted by Expedia of certain rights set forth in the Sixth Amended and Restated Investors’ Rights Agreement, on October 21, 2020 the Company entered into a Nominating Agreement with Expedia (the “Nominating Agreement”) that grants Expedia the right to designate one individual to be a nominee for election to the board of directors of the Company.
As of the date of this Annual Report, one of the members of the board of directors of the Company, Adam Jay, whose term expires at the annual meeting of the Company’s stockholders to be held in 2021, was nominated by Expedia. Therefore, Expedia is not entitled to nominate a director under the Nominating Agreement until Mr. Jay no longer serves on the board of directors of the Company.
The foregoing description of the Nominating Agreement is not complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, which is filed as Exhibit 4.4 to this Annual Report.
Catterton Registration Rights Agreement
Pursuant to the Catterton Investment Agreement, the Company and the L Catterton Purchaser entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the L Catterton Purchaser is entitled to customary registration rights with respect to the ordinary shares for which the Warrants may be exercised.
The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Shelf Registration Rights Agreement, which is filed as Exhibit 4.5 to this Annual Report.
Waha Registration Rights Agreement
Pursuant to the Waha Investment Agreement, the Company and the Waha Purchaser entered into a Shelf Registration Rights Agreement (the “Shelf Registration Rights Agreement), pursuant to which the Company is required to file a Registration Statement on
Form F-3 covering
the resale of the ordinary shares for which the Series B Preferred Shares may be converted. Such Registration Statement on Form
F-3
was declared effective by the SEC on March 17, 2021.
The foregoing description of the Shelf Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Shelf Registration Rights Agreement, which is filed as Exhibit 4.6 to this Annual Report.
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

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
See Exhibits.
Legal Proceedings
See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”
Dividend Policy
In 2020, 2019 and 2018, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.
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

Each Series A Preferred Share confers on the holder the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears. Each Series B Preferred Share confers on the holder: the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears;

B.	Significant Changes
There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details
Our ordinary shares trade on the New York Stock Exchange since September 19, 2017 under the symbol “DESP”.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ordinary shares trade on the New York Stock Exchange under the symbol “DESP”.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
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
The following is a summary of the material provisions of our share capital and our memorandum and articles of association. This discussion does not purport to be complete and is qualified in its entirety by reference to our memorandum and articles of association filed as Exhibit 3.1 hereto.
Ordinary Shares
The following summarizes the rights of holders of our ordinary shares. Each ordinary share confers on the holder:

a)	the right to one vote at a meeting per share on all matters to be voted on by shareholders generally, including the election of directors at an annual meeting of the shareholders;

b)
the right to an equal share in any dividend paid by the Company and payable in respect of our ordinary shares and as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

c)
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

Series A Preferred Shares
The following summarizes the rights of holders of our Series A Preferred Shares. Each Series A Preferred Share confers on the holder:

a)	the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears.

b)	the right to one vote per share on any matter on which holders of Series A Preferred Shares are entitled to vote separately as a class, whether at a meeting or by written consent; and

c)	upon our liquidation, dissolution or winding up, a preferential right to the distribution of the surplus assets of the Company.
The prior written approval of the holders of a majority of the Series A Preferred Shares outstanding at such time, acting together as a separate class, is required in order for the Company to (i) amend the memorandum and articles of association in a manner that adversely affects the holders of Series A Preferred Shares, (ii) create or issue any shares ranking senior or pari passu
to the Series A Preferred Shares, or any securities convertible or exchangeable into, or exercisable for shares, ranking senior or pari passu
to the Series A Preferred Shares or issue any additional Series A Preferred Shares or increase the authorized number of Series A Preferred Shares, other than as permitted in the memorandum and articles of association, (iii) declare or pay any dividend or distribution, or repurchase or redeem any shares, subject to certain exceptions, including with respect to the Series A Preferred Shares, (iv) make any fundamental change in the nature of the business in which the Company is primarily engaged, (v) initiate, engage in or permit to occur (to the extent within the control of the Company), any liquidation, dissolution or winding up of the Company, (vi) continue or re-domicile
the Company in any jurisdiction other than the British Virgin Islands, or (vii) take or permit certain of the foregoing with respect to the significant subsidiaries of the Company.
So long as the L Catterton Purchaser holds any Series A Preferred Shares, the prior written consent of the L Catterton Purchaser is required in order for the Company to (i) incur any indebtedness for borrowed money in excess of the greater of (x) $60 million, and (y) an amount equal to 1.0x the Company’s consolidated Adjusted EBITDA for the twelve month period ending at the end of the last quarter for which the Company has publicly reported financial results, subject to certain exceptions, (ii) sell, dispose of or enter into any exclusive license for any material asset (or group of related assets) of the Company or with a fair market value equal or greater to 10% of the Company’s consolidated total assets and (iii) enter into certain affiliate transactions, in each case subject to certain exceptions.
At any time on or after September 18, 2025, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all or part of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to the liquidation preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. In addition, if the Company undergoes a qualifying change of control, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to 110.0% of the liquidation preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.
Series B Preferred Shares
The following summarizes the rights of holders of our Series B Preferred Shares. Each Series B Preferred Share confers on the holder:

a)	the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears;

b)	the right to vote on an as-converted basis on all matters to be voted on by shareholders generally, including, but not limited to, the election of directors at an annual meeting of the shareholders;

c)
the right to an equal share in any dividend paid by the Company and payable in respect of our ordinary shares and as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

d)	upon our liquidation, dissolution or winding up, a preferential right to the distribution of the surplus assets of the Company.
The Series B Preferred Shares will be convertible, at the option of the holders, at any time into ordinary shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 ordinary shares per Series B Preferred Share, subject to certain anti-dilution adjustments. At any time from September 21, 2023, if the volume weighted average price of the ordinary shares exceeds certain thresholds for at least 10 consecutive trading days, the Series B Preferred Shares will be convertible into the relevant number of ordinary shares set forth in the memorandum and articles of association, at the election of the Company.
At any time on or after September 21, 2027, the Company may redeem all of the Series B Preferred Shares in cash at a price equal to the sum of (i) (x) the initial stated value of $1,000 per Series B Preferred Shares plus (y) any accrued and unpaid dividends plus (ii), without duplication, any accrued and unpaid distributions to, but excluding, the redemption date.
Additional Shares
Our board of directors may determine the rights, privileges, restrictions and conditions attaching to each such class of preferred shares (which may be more favorable than those attaching to the ordinary shares), as the board of directors may determine in its sole and absolute discretion (subject always to obtaining any approval required in respect of the consent, veto or approval rights assigned to the holders of Series A Preferred Shares and/or the Series B Preferred Shares in the memorandum and articles of association), including without limitation:

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

•
whether the class of preferred shares shall impose conditions and restrictions upon the business and affairs of the Company and/or any of its subsidiaries or the right to approve and/or veto certain matters and/or to appoint and/or remove one or more directors of the Company; and

•
the rights of the preferred shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including, without limitation, any liquidation preference and whether such rights shall be in preference to, or in relation to, the comparable rights of the ordinary shares or any other class or classes of shares.

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
Shareholders’ Meetings and Consents
The following summarizes certain relevant provisions of BVI laws and our memorandum and articles of association in relation to our shareholders’ meetings:

•	Our memorandum and articles of association contemplate two types of shareholders’ meetings, namely:

○	an annual meeting of shareholders (each an “annual meeting”); and

○	any meeting of shareholders which is not an annual meeting (each a “special meeting”).

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

Nominations of persons for election or
re-election
as directors of the Company at an annual meeting may only be made by (i) the board of directors; or (ii) any shareholder (or shareholders collectively) other than any holder of Series A Preferred Shares (for so long as such holder has the right to appoint the L. Catterton Director) or Series B Preferred Shares (for so long as such holder has the right to appoint the Series B Director), holding not less than 3% of the voting rights that may be exercised at the annual meeting entitled to attend and vote at such meeting, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the nominating shareholders. The board of directors also retains discretion to veto inappropriate candidates nominated by shareholders for election as a director in certain enumerated circumstances, including (a) where the candidate is not qualified, does not have the necessary experience, has a conflict of interest or is otherwise unsuitable or unfit for office; and (b) where an appointment may adversely affect the Company’s (and/or its subsidiaries’ respective) reputation or business; or would result in the Company not having the required number of independent directors for its audit committee; or would result in the Company losing its “foreign private issuer” status.

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
The Brazilian real depreciated against the dollar from
mid-2011
to early 2016. In 2015, the Brazilian real depreciated 47.0% reaching R$3.9048 per dollar on December 2015. In 2016, the Brazilian real fluctuated significantly, primarily as a result of Brazil’s political instability, but appreciated 16.54%, reaching R$3.2591 per $1.00 on December 31, 2016. In 2017, the Brazilian Real depreciated 1.5% relative to the U.S. dollar, and in 2018, such depreciation reached 17.1% relative to the dollar. In 2019, the Brazilian Real depreciated 4% relative to the U.S. dollar. In 2020, the Brazilian Real depreciated 29% relative to U.S. dollar.
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
On December 31, 2020, the exchange rate was R$ 5.20 per $1.00.
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

The Public Emergency Law, which has been extended on an annual basis and is in effect until March 2021, has granted the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. The Argentine Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it has engaged on a regular basis. Since 2011, the Argentine government has increased controls on exchange rates and the transfer of funds into and out of Argentina.
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
The Argentine peso depreciated 51%, 59% and 40% during 2018, 2019 and 2020, respectively.
On December 31, 2020, the exchange rate was AR$ 84.08 per $1.00.
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

I.	Subsidiary Information
Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our business activities are exposed to a variety of market risks, including foreign currency risk and inflation and interest rate risk.
Foreign Exchange Risk
We report our financial results in dollars, but most of our revenue and expenses are denominated in other currencies, particularly the Argentine peso, the Brazilian real and Mexican peso. Any changes in the exchange rates of any such currencies against the dollar will affect our reported financial results as translated into dollars. Furthermore, many of our travel customers travel internationally and any changes in the exchange rate between their home currency and the currency of their intended destination may influence their travel purchases. We also use derivative financial instruments in some cases to manage our foreign exchange risk.

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
Inflation and Interest Rate Risk
Brazil, Mexico and Argentina and many other countries in Latin America have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil, Mexico, Argentina and other Latin America countries and heightened volatility in the Latin America financial markets. Changes in inflation rates can affect our pricing as well as our expenses, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installment or other financing options and may make such financing options more expensive for us.
The inflation rate in Brazil, as reflected by the IPCA was 3.75% in 2018, 3.74 % in 2019 and 4.52% for 2020. After experiencing in 2017 the lowest inflation rate since 1998, Brazil went through a higher rate of inflation, but which was better than expected by the government. In Mexico the inflation rate in was 4.83% in 2018, 2.82% in 2019 and 3.15% in 2020.The inflation rate in Argentina was 47.6% in 2018. In 2019, Argentina’s inflation rate was 53.8%, the highest rate since 1991 and the second highest rate in Latin America. In 2020 Argentina’s inflation rate was 36.%.
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

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Pursuant to the Catterton Investment Agreement, the Company has issued to the L Catterton Purchaser, warrants to purchase 11 million common shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the ordinary shares. The Warrants expire On September 18, 2030. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP, which is filed as Exhibit 4.7 to this Annual Report.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Not applicable.
PART II.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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
The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to $253.5 million. We have not allocated our net proceeds from our initial public offering to any particular purpose. Rather, our management has considerable discretion in the application of the net proceeds that we received. As of the date hereof, $19.8 million of the net proceeds from our initial public offering has been allocated to the acquisition of Viajes Falabella, and we may use additional proceeds for other acquisitions or investments and general corporate purposes. No amount of the net proceeds has been paid to directors, officers, general partners or their associates nor to persons owning 10% or more of any class of our equity securities nor to any of our other affiliates.

ITEM 15	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to
13a-15(e)
and
15d-15(e)
of the Securities Exchange Act of 1934, as of December 31, 2020.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2020.
However, management has excluded Koin and Best Day from its assessment of Internal Control over Financial Reporting as of December 31, 2020, because such entities were acquired in August 2020 and October 2020, respectively. The Best Day entities are direct subsidiaries whose total aggregate assets and total aggregate revenues represent 11.1% and 8.9%, respectively, of our consolidated assets and revenues as of and for the year ended December 31, 2020. Koin is a direct subsidiary whose total aggregate assets and total aggregate revenues represent 0.4% and 0.1% respectively, of our consolidated assets and revenues as of and for the year ended December 31, 2020.

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

ITEM 16	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Mr. Mario Eduardo Vázquez, Mr. Michael James Doyle II and Mr. Martín Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Doyle and Rastellino, satisfy the independence requirements of Rule
10A-3
under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Doyle and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules.

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
The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal year 2020 and 2019.

	Year Ended December 31,
	2020	2019
	(in thousands)
Audit fees (audit of financial statements) (1)	2,231	$1,261
Tax fees (other certifications and tax advisory services) (2)	306	729
All other fees (advisory services) (3)	675	375

Total	3,212	$2,365

(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.
(2)	Includes fees for permitted tax compliance and tax advisory services.
(3)	Includes fees for permitted due diligence transactions.
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
As a foreign private issuer, we are permitted under NYSE rules to follow the corporate governance practices of our home country, the British Virgin Islands (“BVI”), instead of most of the NYSE’s corporate governance requirements. We follow home country corporate governance practices instead of nearly all of the NYSE’s corporate governance requirements, as described in more detail below. See also “ITEM 6. Directors, Senior Management and Employees—C. Board Practices.”

Requirement	NYSE Requirement FOR US Listed Companies	BVI Law	Despegar Practice

Independent Directors	The board of directors is required to have a majority of independent directors.	BVI law does not require us to have a majority of independent directors.	We do not have a majority independent board of directors in accordance with NYSE independence standards

Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	BVI law does not require us to hold executive sessions of the board of directors.	We do not hold independent directors’ meetings.

Audit Committee	Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as the SEC Rule
10A-3
	independence requirements (subject to any available exemptions).	BVI law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements only, and not general NYSE independence standards.

Internal Audit Function	Must have an internal audit function. This function may be performed by a third party.	BVI law does not require an internal audit function.	We do not have an internal audit function.

Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	BVI law does not require an independent compensation committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Requirement	NYSE Requirement FOR US Listed Companies	BVI Law	Despegar Practice

Nomination of Directors	Must have a nominating/corporate governance committee consisting solely of independent directors.	BVI law does not require an independent nominating committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Corporate Governance Guidelines	Company must adopt and disclose corporate governance guidelines	BVI law does not require corporate governance guidelines.	We do not have corporate governance guidelines.

Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances	Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.	BVI law does not require shareholder approval of equity compensation plans or such other share issuances	We have not and do not intend to submit for shareholder approval any equity-compensation plans or the other dilutive and related party equity issuances covered by NYSE rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III.

ITEM 17	FINANCIAL STATEMENTS
Not applicable.

ITEM 18	FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page
F-1.

ITEM 19	EXHIBITS
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
The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.1	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.2	Letter Agreement, dated as of August 20, 2020, relating to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 by Despegar.com, Corp. and the shareholders named therein. (incorporated by reference to Exhibit 4.4 to the Current Report filed on Form 6-K, filed on August 21, 2020)

4.3	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.4	Nominating Agreement, dated as of October 21, 2020, by and among Despegar.com, Corp. and Expedia, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K, filed on August October 21, 2020)

4.5*	Registration Rights Agreement, dated as of September 18, 2020 by and among Despegar.com, Corp. and LCLA Daylight LP.

4.6*	Shelf Registration Rights Agreement, dated as of September 21, 2020 by and among Despegar.com, Corp. and Waha LATAM Investments Limited.

4.7*	Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP

10.1##	Amended and Restated Expedia Outsourcing Agreement dated as of November 14, 2019, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Despegar.com Peru SAC, Despegar.com Chile SpA., Despegar Colombia S.A.S., Viajes Despegar.com O.N.L.I.N.E. S.A., Despegar Ecuador S.A., Despegar.com USA, Inc., Despegar.com Panama S.A., and Holidays S.A. (incorporated by reference to Exhibit 4.1 to the Annual Report filed on Form F-1, filed on April 10, 2020)

10.2	Amendment, dated as of August 20, 2020, to the Amended and Restated Lodging Outsourcing Agreement dated as of November 15, 2019 by and among Expedia, Inc., Travel Reservations S.R.L, Decolar.com, Inc., and certain subsidiaries of Decolar.com, Inc. (incorporated by reference to Exhibit 4.3 to the Current Report filed on Form 6-K, filed on August 21, 2020)

10.3#	Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

10.4	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and LCLA Daylight LP (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K, filed on August 21, 2020)

10.5	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and Waha LATAM Investment Limited (incorporated by reference to Exhibit 4.2 to the Current Report filed on Form 6-K, filed on August 21, 2020)

10.6	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

10.7	Despegar.com, Corp. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

21.1*	List of Subsidiaries of Despegar

23.1*	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

31.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.3*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

*	Filed herewith
#	Confidential treatment requested granted with respect to portions of this exhibit.
*##	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on Form
20-F
on its behalf.

DESPEGAR.COM, CORP.

By:	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer
Date: April 30, 2021

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Despegar.com, Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Changes in Accounting Principles
As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for credit expected losses in 2020 and the manner in which it accounts for leases in 2019.
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

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono
Buenos Aires, Argentina
April 30, 2021
We have served as the Company’s auditor since 2007.

Despegar.com, Corp.
Consolidated Balance Sheets as of December 31, 2020 and 2019
(in thousands of U.S. dollars)

	As of December 31,	As of December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	334,430	309,187
Restricted cash	16,055	4,457
Trade accounts receivable, net of credit expected loss of 10,795 and 3,205	79,816	213,551
Related party receivable	8,174	19,555
Other assets and prepaid expenses	52,295	69,694

Total current assets	$490,770	$616,444

Non-current assets
Other assets	71,795	25,351
Lease right-of-use assets	36,239	41,638
Property and equipment, net	22,462	21,205
Intangible assets, net	96,495	49,619
Goodwill	123,217	46,956

Total non-current assets	$350,208	$184,769

TOTAL ASSETS	$840,978	$801,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	32,161	59,673
Travel accounts payable	229,435	206,954
Related party payable	19,351	86,602
Short-term debt	8,949	19,209
Deferred revenue	9,324	8,853
Other liabilities	56,109	46,722
Contingent liabilities	8,398	6,297
Lease liabilities	8,591	6,498

Total current liabilities	$372,318	$440,808

Non-current liabilities
Other liabilities	44,913	6,646
Contingent liabilities	24,949	54
Long-term debt	10,367	—
Lease liabilities	28,694	34,469
Related party liability	125,000	125,000

Total non-current liabilities	$233,923	$166,169

TOTAL LIABILITIES	$606,241	$606,977

Series A non-convertible preferred shares, no par value, 150,000 shares issued and outstanding	91,686	—
Series B convertible preferred shares, no par value, 50,000 shares issued and outstanding	46,700	—
Redeemable non-controlling interest	2,621	—

Mezzanine Equity	$141,007	$—

SHAREHOLDERS’ EQUITY
Common stock (1)	265,698	261,608
Additional paid-in capital	379,780	327,523
Other reserves	(728)	(728)
Accumulated other comprehensive income	(12,580)	610
Accumulated losses	(470,173)	(326,510)
Treasury Stock	(68,267)	(68,267)

Total Shareholders’ Equity	$93,730	$194,236

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$840,978	$801,213

(1)	Represents 70,099 shares (in thousands) issued and outstanding as of December 31, 2020 and 69,648 shares (in thousands) issued and outstanding as of December 31, 2019.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Income
for the years ended December 31, 2020, 2019 and 2018
(in thousands of U.S. dollars, except per share data in U.S. dollars)

	For the year ended December 31,
	2020	2019	2018
Revenue (1)	131,334	524,876	530,614
Cost of revenue	(85,518)	(179,565)	(172,110)

Gross profit	$45,816	$345,311	$358,504

Operating expenses
Selling and marketing	(57,292)	(187,894)	(174,357)
General and administrative	(94,722)	(92,962)	(67,240)
Technology and product development	(67,043)	(73,375)	(71,154)
Impairment of long-lived assets and goodwill	(1,917)	—	(363)

Total operating expenses	$(220,974)	$(354,231)	$(313,114)

Loss from equity investments	(2,059)	—	—

Operating (loss) / income	$(177,217)	$(8,920)	$45,390
Financial income / (expense), net	12,910	(17,215)	(19,167)

(Loss) / income before income taxes	$(164,307)	$(26,135)	$26,223

Income tax benefit / (expense)	21,438	5,225	(7,069)

Net (loss) / income	$(142,869)	$(20,910)	$19,154

Net loss attributable to redeemable non-controlling interest	282	—	—

Net (loss) / income attributable to Despegar.com, Corp.	$(142,587)	$(20,910)	$19,154

(1)	Includes $7,066, $38,760 and $43,975 for related party transactions for the years 2020, 2019 and 2018, respectively. See Note 22.

(Losses) / Earnings per share available to common stockholders:
Basic	(2.06)	(0.30)	0.28
Diluted	(2.06)	(0.30)	0.27
Shares used in computing (losses) / earnings per share (in thousands):
Basic	73,001	69,465	69,154
Diluted	73,001	69,465	71,254
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2020, 2019 and 2018
(in thousands of U.S. dollars)

	For the year ended December 31,
	2020	2019	2018
Net (loss) / income	$(142,869)	$(20,910)	$19,154

Other comprehensive loss, net of tax
Foreign currency translation adjustment	(13,190)	(2,441)	(13,272)

Comprehensive (loss) / income	$(156,059)	$(23,351)	$5,882

Net loss attributable to redeemable non-controlling interest	282	—	—
Foreign currency translation adjustment attributable to redeemable non-controlling interest	(170)	—	—

Comprehensive (loss) / income attributable to Despegar.com, Corp.	$(155,947)	$(23,351)	$5,882

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2020, 2019 and 2018
(in thousands of U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income / (loss)	Accumulated losses	Treasury Stock	Total Equity
	Number of shares (in thousands)	Amount
Balance as of December 31, 2017	69,097	253,535	316,444	(728)	16,323	(367,616)	—	217,958

Change in accounting standard ASC 606	—	—	—	—	—	42,862	—	42,862

Balance as of December 31, 2017 Adjusted	69,097	253,535	316,444	(728)	16,323	(324,754)	—	260,820

Stock-based compensation expense	—	—	6,766	—	—	—	—	6,766
Foreign currency translation adjustment	—	—	—	—	(13,272)	—	—	(13,272)
Exercise of stock options	138	1,719	(1,583)	—	—	—	—	136
Net income for the year	—	—	—	—	—	19,154	—	19,154
Treasury Stock	—	—	—	—	—	—	(26,030)	(26,030)

Balance as of December 31, 2018	69,235	255,254	321,627	(728)	3,051	(305,600)	(26,030)	247,574

Stock-based compensation expense	—	—	11,686	—	—	—	—	11,686
Foreign currency translation adjustment	—	—	—	—	(2,441)	—	—	(2,441)
Exercise of stock options	413	6,354	(5,790)	—	—	—	—	564
Net loss for the year	—	—	—	—	—	(20,910)	—	(20,910)
Treasury Stock	—	—	—	—	—	—	(42,237)	(42,237)

Balance as of December 31, 2019	69,648	261,608	327,523	(728)	610	(326,510)	(68,267)	194,236

Change in accounting standard ASC 326	—	—	—	—	—	(1,076)	—	(1,076)

Balance as of January 1, 2020	69,648	261,608	327,523	(728)	610	(327,586)	(68,267)	193,160

Stock-based compensation expense	—	—	7,312	—	—	—	—	7,312
Foreign currency translation adjustment	—	—	—	—	(13,190)	—	—	(13,190)
Exercise of stock options	451	4,090	(3,720)	—	—	—	—	370
Net loss for the year	—	—	—	—	—	(142,587)	—	(142,587)
Warrants, net of issuance costs	—	—	56,339	—	—	—	—	56,339
Accretion of Series A non-convertible preferred shares	—	—	(2,831)	—	—	—	—	(2,831)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(4,212)	—	—	—	—	(4,212)
Accretion of redeemable non-controlling interest	—	—	(78)	—	—	—	—	(78)
Payment of dividends to Series B convertible preferred shares	—	—	(553)	—	—	—	—	(553)

Balance as of December 31, 2020	70,099	265,698	379,780	(728)	(12,580)	(470,173)	(68,267)	93,730

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2020, 2019 and 2018
(in thousands of U.S. dollars)

	For the year ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net (loss) / income	$(142,869)	$(20,910)	$19,154
Adjustments to reconcile net (loss) / income to net cash flows from operating activities:
Net loss attributable to redeemable non-controlling interest	282	—	—
Unrealized foreign currency (gain) / loss	5,066	6,748	(1,088)
Changes in fair value of earnout liability	2,239	—	—
Changes in seller indemnification	(2,239)	—	—
Loss from equity investments	2,059	—	—
Depreciation expense	7,981	6,659	4,985
Amortization expense	21,699	16,137	10,140
Disposals of property and equipment	—	597	—
Write-off of leasehold improvements	3,661	—	—
Impairment of long-lived assets and goodwill	1,917	—	363
Stock-based compensation expense	7,312	11,686	6,766
Amortization of lease right-of-use assets	3,417	3,923	—
Interest and penalties	2,082	1,228	494
Income tax (benefit) / expense	(21,478)	(9,666)	2,876
Allowance for credit expected losses	12,270	4,294	1,062
Provision for contingencies	11,096	1,603	2,021
Changes in assets and liabilities, net of non-cash transactions:
Decrease / (Increase) in trade accounts receivable, net of credit expected loss	108,894	13,823	(54,705)
Decrease / (Increase) in related party receivable	13,897	(10,905)	(3,406)
Decrease / (Increase) in other assets and prepaid expenses	27,105	19,695	(61,302)
(Decrease) / Increase in accounts payable and accrued expenses	(37,750)	16,651	4,277
(Decrease) / Increase in travel accounts payable	(75,888)	(19,459)	42,789
(Decrease) / Increase in other liabilities	(300)	4,391	3,309
Decrease in contingent liabilities	(3,008)	(1,990)	(5,567)
(Decrease) / Increase in related party payable	(63,810)	3,678	4,203
Decrease in lease liabilities	(1,990)	(4,573)	—
Increase in deferred revenue	10	628	6,009

Net cash flows (used in) / provided by operating activities	$(118,345)	$44,238	$(17,620)

Cash flows from investing activities:
Payments for acquired business, net of cash acquired	2,743	(228)	—
Acquisition of property and equipment	(3,458)	(5,942)	(13,085)
Increase of intangible assets, including internal-use software and website development	(14,028)	(24,614)	(13,494)

Net cash flows used in investing activities	$(14,743)	$(30,784)	$(26,579)

Cash flows from financing activities:
Net (decrease) / increase of short-term debt	(14,288)	(11,507)	24,637
Increase in long-term debt	640	—	—
Decrease in long-term debt	(375)	—	—
Exercise of stock-based compensation	370	564	136
Purchase of treasury stock	—	(42,237)	(26,030)
Proceeds from issuance of preferred shares	200,000	—	—
Issuance costs of preferred shares and warrants	(12,098)	—	—
Payment of dividends to Series B convertible preferred shares	(553)	—	—

Net cash flows provided by / (used in) financing activities	$173,696	$(53,180)	$(1,257)

Effect of exchange rate changes on cash and cash equivalents	(3,767)	1,181	(13,132)

Net increase / (decrease) in cash and cash equivalents	$36,841	$(38,545)	$(58,588)

Cash and cash equivalents and restricted cash as of beginning of the year	$313,644	$352,189	$410,777
Cash and cash equivalents and restricted cash as of end of the year (1)	$350,485	$313,644	$352,189

(1)	See Note 8.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2020, 2019 and 2018 (Continued)
(in thousands of U.S. dollars)

	For the year ended December 31,
	2020	2019	2018
Supplemental cash flow information
Cash paid for income tax	$3,427	$9,106	$14,423
Interest paid	$4,948	$5,767	$5,311
Financed portion of acquisitions	$10,168	$10,696	$—
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars, except per share data in U.S. dollars)

1.	Business
Despegar.com, Corp. (formerly Decolar.com, Inc.) is the leading online travel company in Latin America. We provide our traveler customers a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables them to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. We offer these travel products and services through our two brands: “Despegar”, our global brand, and “Decolar”, our brand for the Brazilian market. We refer to Despegar.com, Corp. and its subsidiaries collectively as “Despegar Group”, the “Company”, “us”, “we” and “our” in these consolidated financial statements.
On October 1, 2020, we closed the acquisition of the 100% equity interests of Viajes Beda S.A. de C.V. (“Viajes Beda”) and Transporturist S.A. de C.V. (“Transporturist”), both companies organized under the laws of Mexico (collectively the “Acquisition”). Viajes Beda and Transporturist are collectively hereinafter referred to as the “Best Day Group”. The Best Day Group operates mainly in Mexico and to a lesser extent in several countries in South America, including Argentina, Brazil and Uruguay among others, and the United States. The Best Day Group primarily provides travelers with several product offerings, including airline tickets, packages, hotels and other travel-related products, through its online platforms, call centers and offline presence, and provides travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. The Best Day Group also provides ground transportation services and group tours to travelers principally across Mexico and the Dominican Republic main tourist destinations. The Best Day Group offers these travel products and services through its brands: “Best Day” and “BD Experience”. In addition, the Best Day Group offers hotel inventory, as well as transfers, activities, car rental, packages and tours to travel agencies through its tradename “HotelDo”. Also, the Best Day Group provides white label services for major travel vendors, including exclusive partnerships with the largest Mexican airlines operating their packages platforms. See Note 4 for a discussion of the Acquisition
.
Effect of Novel Coronavirus 2019
(COVID-19)
on these consolidated financial statements
The ongoing
COVID-19
pandemic is disrupting the global economy in general and the travel industry in particular, and consequently adversely affecting our business, results of operations and cash flows. The impact to date of the
COVID-19
pandemic on global economic conditions and on the travel industry has been severe. The pandemic has also significantly increased economic uncertainty and volatility.

Demand for travel began showing early signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spreading of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented strict measures to limit the spread of the virus. As a result, our travel booking volumes have been and are significantly lower than prior year levels and cancellation levels have been elevated compared to pre-COVID
19 levels.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

More recently, there has been varying degrees of containment of the virus in certain countries and hence some signs of travel recovery; however, the degree of containment and the recovery in travel has varied country to country and there have been instances where cases of
COVID-19
have started to increase again after a period of decline, and even new variants of the virus have been detected recently. Additionally, many travel restrictions and quarantine orders remain in place or were reimposed. On the other hand, in December 2020, several countries officially launched their
COVID-19
vaccination campaigns and began administering vaccine doses at various levels of speed. Health authorities in the countries in which we operate are prioritizing high-risk groups, as only a limited number of doses are expected to be available in the early stages of the vaccination rollout. It is unclear whether enough people in the countries in which we operate will get vaccinated and when such countries will reach a level of herd immunity to prevent the virus from further disrupting the travel industry.
Due to the high degree of cancellations and customer refunds and lower new bookings, in 2020 we experienced a 75% decrease in revenue as compared to the prior year. We experienced unfavorable working capital trends and material negative cash flows during the year ended December 31, 2020, although the level of negative cash flow has moderated as booking trends slightly improved and cancellations stabilized in the fourth quarter of 2020. Overall, the full duration and total impact of the
COVID-19
pandemic remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business. For a discussion on incremental cancellation and allowance for expected uncollectible amounts impacts, see Note 3. For a discussion of asset impairments recognized in conjunction with the pandemic, see Notes 11, 12 and 13. For a discussion of recent actions to strengthen our liquidity position in the current environment, see Notes 6 and 18.

2.	Basis of consolidation and presentation
Basis of presentation
We prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).
Our consolidated financial statements include the accounts of Despegar.com, Corp., our wholly owned subsidiaries, and entities for which we control a majority of the entity’s outstanding common stock. We record non-controlling
interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries.
Non-controlling
interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the non-controlling
interest share of net income or loss from our redeemable
non-controlling
interest entity. We consolidate our subsidiaries from the date on which we obtain control. We deconsolidate any subsidiary from the date we lose control. We record our investments in entities that we do not control, but over which we have the ability to exercise significant influence, using the equity method. We have eliminated significant intercompany transactions and accounts. We change the accounting policies of subsidiaries where necessary to ensure consistency with our accounting policies. All of our subsidiaries have the same year-end.
We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, the results of our future operations and cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following are our subsidiaries as of the end of the years presented:

Name of the subsidiary (in alphabetical order)	Type	Country of incorporation	As of December 31, 2020	As of December 31, 2019
			% Owned
Agencia de Viajes y Turismo Falabella S.A.S. (1)	Operating	Colombia	—	100%
Badurey S.A.	Holding	Uruguay	100%	100%
BD Travelsolution, S. de R.L. de C.V.	Operating	Mexico	100%	—
BDTP Venture, Inc.	Operating	United States	100%	—
Beda Transportation, Inc.	Operating	United States	100%	—
Beda Travel & Tours, Inc.	Operating	United States	100%	—
Beda Travel, Inc.	Holding	United States	100%	—
Click Hoteles.com, LLC	Holding	United States	100%	—
Decolar.com Ltda.	Operating	Brazil	100%	100%
Decolar.com, Inc.	Holding	United States	100%	100%
Desonproc S.L. (6)	Operating	Spain	—	100%
Despegar Colombia S.A.S.	Operating	Colombia	100%	100%
Despegar Ecuador S.A.	Operating	Ecuador	100%	100%
Despegar Servicios, S.A. de C.V. (5)	Operating	Mexico	100%	100%
Despegar.com Chile SpA	Operating	Chile	100%	100%
Despegar.com México S.A. de C.V.	Operating	Mexico	100%	100%
Despegar.com Panama S.A. (6)	Operating	Panama	—	100%
Despegar.com Peru S.A.C.	Operating	Peru	100%	100%
Despegar.com USA, Inc.	Operating	United States	100%	100%
Despegar.com.ar S.A.	Operating	Argentina	100%	100%
DFinance Holding Ltda.	Holding	Brazil	100%	—
Holidays S.A.	Operating	Uruguay	100%	100%
Jamiray International S.A.	Operating	Uruguay	100%	—
Koin Administradora de Cartões e Meios de Pagamento S.A.	Operating	Brazil	84%	—
Rivamor S.A.	Holding	Uruguay	100%	100%
Satylca S.C.A.	Holding	Uruguay	100%	100%
Servicios Online 3351 de Venezuela C.A.	Operating	Venezuela	100%	100%
Servicios Online S.A.S. (1)	Operating	Colombia	—	100%
South Net Chile, LTDA	Operating	Chile	100%	—
South Net Travel, Inc.	Operating	United States	100%	—
South Net Turismo Colombia, S.A.	Operating	Colombia	100%	—
South Net Turismo Perú S.R.L.	Operating	Peru	100%	—
South-Net Turismo Brasil, LTDA	Operating	Brazil	100%	—
South-Net Turismo S.A.	Operating	Argentina	100%	—
Tecnobelt S.A.	Operating	Uruguay	100%	100%
Transporturist, S.A. de C.V.	Operating	Mexico	100%	—
Travel Reservations S.R.L.	Operating	Uruguay	100%	100%
Viaceco Travel, S.A. de C.V. (5)	Operating	Mexico	100%	—
Viajes Beda, S.A. de C.V.	Operating	Mexico	100%	—

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Name of the subsidiary (in alphabetical order)	Type	Country of incorporation	As of December 31, 2020	As of December 31, 2019
Viajes Despegar.com O.N.L.I.N.E. S.A.	Operating	Costa Rica	100%	100%
Viajes Falabella S.A. (2)	Operating	Argentina	—	100%
Viajes Falabella S.A.C. (3)	Operating	Peru	—	100%
Viajes Falabella SpA (4)	Operating	Chile	—	100%

(1)	Merged with and into Despegar Colombia S.A.S.
(2)	Merged with and into Despegar.com.ar S.A.
(3)	Merged with and into Despegar.com Peru S.A.C.
(4)	Merged with and into Despegar.com Chile SpA.
(5)	Merged with and into Despegar.com México S.A. de C.V. on January 1, 2021.
(6)	Liquidated as of December 31, 2020.
Use of estimates
We use estimates and assumptions in the preparation of these consolidated financial statements in accordance with US GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. The actual financial results could differ significantly from these estimates. The significant estimates underlying these consolidated financial statements include revenue recognition; allowance for credit expected losses; recoverability of long-lived assets, indefinite-lived intangible assets and goodwill; income and transactional taxes; loss contingencies; stock-based compensation and accounting for derivative instruments. The consolidated financial statements reflect all adjustments considered, in the opinion of management, necessary to fairly present the results for the periods presented.
Foreign currency translation
We have selected the U.S. dollar as our reporting currency. For local currency functional locations, assets and liabilities are translated at end-of-period
rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income / (loss).
For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period
exchange rates, except for
non-monetary
balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the non-monetary
balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in “Financial income / (expense), net” in our consolidated statements of income.
As from July 1, 2018, our subsidiary in Argentina changed its functional currency from Argentine Pesos to U.S. dollars due to the current highly inflationary status of the Argentine economy. A highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period.

The accompanying notes are an integral part of these consolidated financial statements.
F-1
3

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Concentration of risk
Our business is subject to certain risks and concentrations including our dependence on relationships with travel suppliers, primarily airlines and Expedia, dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. We also rely on global distribution systems (“GDS”) providers and other third-party service providers for certain fulfillment services.
Financial instruments, which potentially subject the Company to concentration of credit risk, mainly consist of cash and cash equivalents and accounts receivable.
We maintain cash and cash equivalents balances in financial institutions that we believe are high credit quality. Our receivables are settled mainly through customer credit cards and debit cards. We maintain allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. See Note 9 for details.
Seasonality
We generally experience seasonal fluctuations in the demand for our travel services. The majority of our operations, such as Brazil and Argentina, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Our most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the second and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.
The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends.
Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these consolidated financial statements may not be the same as those for any subsequent quarter or the full year.
Due to the
COVID-19
pandemic, which led to significant cancellations for future travel during the first half of 2020 and impacted new travel bookings for the majority of 2020, we have not experienced our typical seasonal pattern for bookings, revenue and profit during the year ended December 31, 2020. In addition, with the decrease in new bookings and elevated cancellations in the merchant business model, our typical, seasonal working capital source of cash has been significantly disrupted resulting in unfavorable working capital trends and material negative cash flow since the second quarter of 2020 when we typically generate significant positive cash flow. It is difficult to forecast the seasonality for the upcoming quarters given the uncertainty related to the duration of the impact from the
COVID-19
pandemic and the shape and timing of any sustained recovery. In addition, we are experiencing much shorter booking windows, which could also impact the seasonality of our working capital and cash flow.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

3.	Summary of significant accounting policies
Revenue recognition
We offer traditional travel services on a stand-alone and package basis generally either through the pre-pay/merchant
or the
pay-at-destination/agency
business models. We primarily generate revenue as a result of facilitation services, either directly or through the use of affiliated travel agencies. We consider both the traveler and the travel supplier as our customers.
Under the
pre-pay/merchant
model, we provide travelers access to book hotel rooms, airline seats, car rentals and destination services through our contracts with our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers. Travel suppliers generally bill us for travel products sold within a
12-month
period from
check-out
date. We recognize breakage incremental revenue from unbilled amounts when the period expires. Our revenues under the pre-pay/merchant
model represented more than 75% of our total consolidated revenues for all years presented.
Under the
pay-at-destination/agency
model, travelers pay the travel supplier directly at destination and travel suppliers pay us our earned commissions later, generally after checkout. We receive service fees from travelers up front. Our revenue under the pay-at-destination/agency
model represented less than 5% of our total consolidated revenues for all years presented.
Our primary sources of revenue are commissions and service fees, incentive fees and advertising comprising more than 90% of our consolidated revenue for all years presented.
Commissions and service fees
We facilitate our travel suppliers the sale of their travel products and services to our travelers and travel agencies. We generally receive commissions in consideration of our facilitation services. Generally, we charge a service fee to our travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e. modifications to the original terms of the reservations) as new bookings. Accordingly, we may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.
We recognize revenue upon the transfer of control of the promised facilitation services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those facilitation services. Generally, we recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We present revenue on a net basis for the majority of our transactions because the travel supplier is primarily responsible for providing the underlying travel services, we do not control the service or travel product provided by the travel supplier to the traveler and we do not bear inventory risk. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue). We present revenue on a gross basis for some bookings when we pre-purchase
flight seats. These transactions have been limited to date.
We partner with banks to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by such banks. Banks bear full risk of fraud, delinquency or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. In most cases, we receive payment before travel occurs or during travel and the period between completion of booking and reception of scheduled payments is typically one year or less. We have made use of the practical expedient in ASC
606-10-32-18
and we do not adjust the amount of consideration for the effects of a significant financing component. Beginning in late August 2020, we began providing financing to certain risk-profiled travelers only in Brazil. This activity has been very limited to date.
Our revenue from commissions and service fees represented 77%, 81% and 81% of our total consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or GDS providers if we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case
basis.
Incentive fee revenues represented 13%, 14% and 15% of our total consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.
Advertising revenues represented 4%, 3% and 3% of our total consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively.
Other revenue:
We also derive revenue from other sources. Our other sources of revenue are not material:

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Destination services
In October 2020 we began offering tours, activities and transportation services to travelers through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a gross basis for these transactions because we are the primary responsible for providing the underlying travel services. Our destination services represented 2% of our total consolidated revenue for the year ended December 31, 2020.
Loyalty revenue
In late 2019 we began to operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such bank co-branded
credit cards. Loyalty points can be redeemed for free or discounted travel products.
For loyalty points earned through travel product purchases, we apply a relative selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. Due to our recent launch of our loyalty program, lack of historical data and redemption patterns, we recognize breakage when the likelihood of the traveler exercising its remaining rights becomes remote.
For loyalty points earned through
co-branded
credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within 30 days subsequent to the month of sale of loyalty points. Sales of loyalty points to business partners are comprised of two components: loyalty points and marketing (i.e. the use of intellectual property, including our brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). We allocate the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, we recognize the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed. This activity has been limited to date.
Interest revenue
Revenue from interest earned on financing granted to certain risk-profiled customers in Brazil is recognized over the term of the financing and is based on effective interest rates. This activity has been immaterial and very limited to date.
In the aggregate, these other revenues represented 6%, 2% and 1% of our total consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with original maturities of three months or less. Gains or losses on short-term investments are recognized in financial expenses or financial income when incurred.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Accounts receivable and allowances
Accounts receivable are generally due within thirty days and are recorded net of an allowance for expected uncollectible amounts. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the country of origin, type of receivable, collection terms and historical or expected credit loss patterns. For each pool, we make estimates of expected credit losses for our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as “General and administrative” expenses in our consolidated statements of income. During the year ended December 31, 2020, we recorded $7,199 of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of
COVID-19
pandemic on the economy and the Company. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the
COVID-19
pandemic. See Note 9 for a discussion of the adoption of ASC ASU
2016-13
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”).
Property and equipment, net
We record property and equipment at acquisition cost, net of accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful lives of the assets. Land is not depreciated. We depreciate leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.
The estimated useful lives (in years) of the main categories of our property and equipment are as follows:

Asset	Estimated useful life (years)
Computer hardware	3
Vans	4
Office furniture and fixture	10
Buildings	50
Expenditures for repairs and maintenance are charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset and it is depreciated over the life of the contract.
When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in our consolidated statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Business combinations
We use the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the ass
e
ts transferred, the liabilities incurred, and the equity interests issued, if any. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and trademarks and tradenames, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
We have a period of 12 months as from the date of acquisition (the “measurement period”) to finalize the accounting for a business combination. We report provisional amounts when the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.
Goodwill
We record goodwill as the amount by which the aggregate of the fair value of consideration transferred, the acquisition date fair value of any previously held interest and any non-controlling
interest exceeds the fair value of the assets and liabilities acquired. Goodwill is not subject to amortization and is tested at least annually for impairment, or earlier if an event occurs or circumstances change and there is an indication of impairment.
See Note 13 for further information.
Intangible assets, net
Intangible assets acquired in business combinations are initially recorded at fair value. We determine the fair value of intangible assets using standard valuation techniques, including the income approach (discounted cash flows) and/or market approach, as considered appropriate, and based on market participant assumptions.
Indefinite-lived intangible assets such as certain trademarks and tradenames are not subject to amortization and are tested at least annually for impairment, or earlier if an event occurs or circumstances change and there is an indication of impairment.
Definite-lived intangible assets such as customer relationships, licenses and certain trademarks and tradenames are amortized over their respective estimated useful lives.
We also capitalize certain direct development costs associated with website and internal-use
developed technology and include external direct costs of services and payroll costs for employees devoting time to the software projects principally related to platform development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as definite-lived intangible assets and are generally amortized over a period of 3 to 10 years beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
See Note 12 fo
r
 further information.

The accompanying notes are an integral part of these consolidated financial statements.
F-
19

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Recoverability of goodwill and indefinite-lived intangible assets
Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to its carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
We generally base our measurement of fair value of reporting units on an analysis of the present value of future discounted cash flows and market valuation approaches, as appropriate. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting units.
We believe the discounted cash flows and market approaches are the best methods for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and internet industries.
In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to our total fair value of equity plus debt as of the assessment date. Our equity value assumes our fully diluted market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies. The debt value is based on the highest value expected to be paid to repurchase the debt, which can be fair value, principal or principal plus a premium depending on the terms of each debt instrument.
In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.
See Notes 12 and 13 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Recoverability of intangible assets with definite lives and other long-lived assets
Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of 3 to 10 years and 50 years for buildings. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.
Assets held for sale, to the extent we have any, are reported at the lower of cost or fair value less costs to sell.
See Notes 11 and 12 for further information.
Equity method investments
We use the equity method to account for investments in companies, if our investment provides us with the ability to exercise significant influence, but not control, over operating and financial policies of the investee. Our judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions. We include the total of our investments in equity-method investees, including identifiable intangible assets, deferred tax liabilities, and goodwill, if any, within
“Non-current
other assets” in our consolidated balance sheets. We include our proportionate share of earnings and/or losses of our equity method investees in “Loss from equity investments” in our consolidated statements of income.
In the event that net losses of the investee reduce our equity-method investment carrying amount to zero, additional net losses may be recorded if we have committed to provide financial support to the investee. We regularly evaluate these investments, which are not carried at fair value, for other-than-temporary impairment. We also consider whether our equity-method investments generate sufficient cash flows from their operating or financing activities to meet their obligations and repay their liabilities when they come due. When our share in the net assets of associates is negative, we include the balance within
“Non-current
other liabilities” in our consolidated balance sheets. In the event we no longer have the ability to exercise significant influence over an equity-method investee, we would discontinue accounting for the investment under the equity method.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Redeemable
non-controlling
interests
We have a
non-controlling
interest in a majority owned entity which was valued at fair value at acquisition date. The non-controlling
interest contains certain rights, whereby we have the right but not the obligation to acquire, and the minority shareholders have the right but not the obligation to sell to us, the additional shares of the company for cash at a fixed price other than fair value. The non-controlling
interest is not currently redeemable, but it is probable of becoming redeemable (the redemption depends solely on the passage of time). Accordingly, we record the non-controlling
interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, February 20, 2022. The accretion of the non-controlling
interest to February 20, 2022 is recorded using the interest method.
We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in
capital and will reduce net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class
method. We record the
non-controlling
interest amount in the “mezzanine” section of our consolidated balance sheet as of December 31, 2020, outside of shareholders’ equity.
The details of the balances and changes in the redeemable
non-controlling
interest are presented in Note 5.
Travel accounts payable
Travel accounts payable comprises trade accounts payable to airlines, hotels and other travel suppliers for products and services offered. Airline suppliers are generally within thirty days of a confirmed air booking reservation. Under the pre-pay
model, hotel suppliers are generally paid after traveler checks out. Generally, our contracts with hotels and other suppliers provide for a
12-month
time period for invoicing us for past services. If an invoice is not received after that period, we recognize breakage revenue for the unbilled payable.
Severance payments
We recognize a liability for severance payments if the following criteria are met: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and (e) the plan has been communicated to employees.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Pension information
We do not maintain any pension plans. Certain countries in which we operate provide for pension benefits to be paid to retired employees from government pension plans and/or private pension plans. Amounts payable to such plans are accounted for on an accrual basis.
Contingent liabilities
We have a number of tax, regulatory and legal matters outstanding, as discussed further in Note 21.
Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of income. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
Derivative financial instruments
We carry derivative instruments at fair value on our consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts we would expect to receive or pay upon termination of the contracts as of the reporting date. As of December 31, 2020 and 2019, our derivative instruments primarily consisted of foreign currency forward contracts. We are exposed to various market risks that may affect our consolidated results of operations, cash flows and financial position. These market risks include, but are not limited to, fluctuations in foreign currency exchange rates. Our primary foreign currency exposures are to the currencies of Argentina, Brazil and Mexico, in which we conduct a significant portion of our business activities. As a result, we face exposure to adverse movements in foreign currency exchange rates as the results of our international operations are translated from local currencies into U.S. dollars upon consolidation. Additionally, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency of an entity result in gains and losses that are reflected in net income.
We use foreign currency forward contracts to economically hedge these exposures. Our goal in managing our foreign exchange risk is to reduce, to the extent practicable, our potential exposure to the changes that exchange rates might have on our earnings, cash flows and financial position. Our foreign currency forward contracts are typically short-term and, as they do not qualify for hedge accounting treatment, we classify the changes in their fair value in “Financial income / (expense), net” in our consolidated statements of income in the period that the changes occur and are classified within “Net cash provided by operating activities” in our consolidated statements of cash flows. We do not hold or issue financial instruments for speculative or trading purposes. We report the fair value of our derivative assets and liabilities on a gross basis in our consolidated balance sheets in “Other assets and prepaid expenses” and “Other liabilities”, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Leases
We determine if an arrangement is a lease, or contains a lease, at inception. Operating leases are primarily for office space, customer service centers and a fleet of dedicated vans, and, as of January 1, 2019 with the adoption of the new guidance for leasing arrangements, are included in operating lease right-of-use
(“ROU”) assets, accrued expenses and other current liabilities, and operating lease liabilities on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our consolidated balance sheet. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and cash flows.
Our lease agreements have insignificant
non-lease
components and accordingly we have elected the practical expedient to combine and account for lease and non-lease
components as a single lease component.
Financial income / (expense), net
We incur in financial results such as factoring interest and commissions on receivables, gains or losses on derivative financial instruments, interest income from financial investments, interest paid on financial liabilities and foreign exchange gains or losses.
Stock-based compensation
We measure and amortize the fair value of restricted stock units (“RSUs”) and stock options as follows:
Restricted Stock Units.
RSUs are stock awards that are granted to employees entitling the holder to shares of common stock as the award vests, typically over a 3 or
4-year
period, but may accelerate in certain circumstances. During the year ended December 31, 2020, we started issuing RSUs as our primary form of stock-based compensation, some of them vest 33% after one year and others vest 25% after one year and will then vest yearly over the following 3 or 4 years, as appropriate. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value as stock-based compensation expense over the vesting term on a straight-line basis.
Stock Options.
Our employee stock options consist of service-based awards. We measure the value of stock options issued or modified, including unvested options assumed in acquisitions, if any, on the grant date (or modification or acquisition dates, if applicable) at fair value, using appropriate valuation techniques, including the Black-Scholes and Monte Carlo option pricing models. The Black-Scholes valuation models incorporate various assumptions including expected volatility, expected term and risk-free interest rates.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The expected volatility is based on historical volatility of our common stock and other relevant factors. We base our expected term assumptions on our historical experience and on the terms and conditions of the stock awards granted to employees. We amortize the fair value over the remaining explicit vesting term in the case of service-based awards. The majority of our stock options vest over 6 years.
Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.
Marketing and advertising expenses
We incur advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote our business. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of advertisement in the period during which the advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click
basis, or (ii) on a straight-line basis over the term of the contract. Our advertising expenses were $27,661, $147,693 and $151,372 for the years ended December 31, 2020, 2019 and 2018, respectively.
Accounting for income taxes
We are organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, we are treated as a U.S. corporation for U.S. federal tax purposes. Accordingly, we are subject to U.S. federal income tax on our worldwide income. We are subject to foreign income taxes in the jurisdictions where we operate in accordance with the respective local tax laws.
We account for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or effective tax rate.
Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenues and expenses that qualify for preferential tax treatment, and segregation of foreign and domestic earnings and expenses to avoid double taxation. Although we believe that our estimates are reasonable, the final tax outcome of these matters could be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, the carryforward periods available for tax reporting purposes and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.
The amount of income tax we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues pursuant to ASC 740, Income Taxes, which contains a two-step
approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate and also include the related interest and penalties.
We treat taxes on global intangible
low-taxed
income (“GILTI”) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs.
See Note 19 for further information.
Earnings per share
We compute basic earnings per share by dividing our net loss or income for the year attributable to Despegar.com, Corp. common shareholders, as adjusted for preferred stock accretion and dividends accrued, by our weighted-average outstanding common shares during the year on a basic and diluted basis. Since we issue warrants for nominal consideration which vest and are exercisable as from the issuance date, we include the shares of common stock underlying the outstanding warrants when calculating our basic earnings per share.
We compute diluted earnings per share using our weighted-average outstanding common shares including the dilutive effect of stock options and convertible preferred stock as determined under the if-converted
method. In periods when we recognize a net loss, we exclude the impact of outstanding stock awards and convertible preferred stock from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We present basic and diluted earnings per share using the
two-class
method required for participating securities. We consider that our Series B preferred stock to be participating securities and, in accordance with the two-class
method, earnings allocated to participating securities and the related number of outstanding shares of participating securities are excluded from the computation of basic and diluted net loss per common share. If a dividend is paid on common stock, the holders of Series B preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted
basis). As the holders of our Series B preferred stock do not have contractual obligation to share in the losses of the Company, the net loss attributable to common stockholders for each period is not allocated between common stock and participating securities. Accordingly, preferred stock is excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.
For additional information on how we compute earnings per share, see Note 24.
Fair value recognition, measurement and disclosure
The carrying amounts of cash and cash equivalents and restricted cash reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.
We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:
Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.
For additional information on items measured at fair value on a recurring or non-recurring
basis, see Note 23.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Recently adopted accounting policies
Simplifying the Test for Goodwill Impairment
In January 2017, the Financial A
c
counting Standards Board (“FASB”) issued a new accounting update to simplify the test for goodwill impairment. The revised guidance eliminates the previously required step two of the goodwill impairment test, which required a hypothetical purchase price allocation to measure goodwill impairment. Under the revised guidance, a goodwill impairment loss will be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. In addition, income tax effects from any tax-deductible
goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. We adopted and applied this update in the first quarter of 2020.
Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued a new accounting update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale
debt securities. For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. We adopted this update in the first quarter of 2020 and applied it on a modified retrospective basis. The adoption did not have a material impact on our consolidated financial statements. See Note 9 for details of the adoption of the new standard.
Disclosure requirements on fair value measurements
In August 2018, the FASB issued ASU
2018-13
“Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The update is related to the disclosure requirements on fair value measurements, which removes, modifies or adds certain disclosures. We adopted this update in the first quarter of 2020 and applied it on a prospective basis. The adoption did not have a material impact on our consolidated financial statements.
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
In August 2018, the FASB issued a new accounting standard to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also added certain disclosure requirements related to implementation costs incurred for internal-use
software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software (and hosting arrangements that include an
internal-use
software license). We adopted this update in the first quarter of 2020 and applied it on a prospective basis. The adoption did not have a material impact on our consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Recent accounting policies not yet adopted
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued a new accounting update relating to income taxes. This update provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date
loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based
tax, (2) requires an entity to evaluate when a
step-up
in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public business entities, this update is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The amendment related to franchise taxes that are partially based on income should be applied on either a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. All other amendments should be applied on a prospective basis. We have evaluated the impact to our consolidated financial statements of adopting this update and we do not expect it to have a material impact.
4. Acquisitions
2020 Acquisition Activity
During the year ended December 31, 2020, we completed two business combinations, as follows:
Acquisition of Best Day Group
On October 1, 2020 (the “Closing Date”), we consummated the acquisition of the 100% equity interests of Viajes Beda and Transporturist, both companies organized under the laws of Mexico (collectively the “Acquisition”), pursuant to an Amended and Restated Stock Purchase Agreement dated June 11, 2020, as further amended on September 9, 2020 (the “Acquisition Agreement”). Viajes Beda primarily operates in Mexico and to a lesser extent in South America, including Argentina, Brazil and Uruguay among others, and the United States. Transporturist primarily operates in Mexico. Viajes Beda and Transporturist are collectively referred to as the “Best Day Group”.
The Best Day Group primarily provides travelers with several product offerings, including airline tickets, packages, hotels and other travel-related products, through its online platforms, call centers and offline presence, and provides travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. The Best Day Group also provides ground transportation services and group tours to travelers principally across the main tourist destinations in Mexico and the Dominican Republic. The Best Day Group offers these travel products and services through its brands “Best Day” and “BD Experience”. In addition, the Best Day Group offers hotel inventory, as well as transfers, activities, car rental, packages and tours to travel agencies through its tradename “HotelDo”. Also, the Best Day Group provides white label services for major travel vendors, including exclusive partnerships with the largest Mexican airlines operating their packages platforms.
The purchase price was fixed at $10,288 after application of net indebtedness and working capital adjustments and will be payable in cash on October 1, 2023. In addition, the Acquisition Agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20,000 based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date. The earnout, if any, will be payable in cash on October 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Under the Acquisition Agreement, the sellers contractually agreed to indemnify us for certain contingencies and uncertain tax positions. We recognized and measured the seller indemnification based on the same basis as the indemnified items. Indemnified items are partially covered by a fixed amount of $10,288 plus any amount payable under the contingent consideration agreement. Changes in the amount recognized for the seller indemnification which are not the result of qualifying measurement-period adjustments, are recognized in earnings in the same period as changes in the indemnified items are recognized. See Note 10.
We have made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on their fair values at acquisition date. The preliminary estimated fair value of assets acquired and liabilities assumed was determined with the assistance of a third-party valuer. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred over the fair value of assets acquired and liabilities assumed. We have made significant assumptions and estimates in determining the preliminary estimated purchase price, including the contingent consideration comprising a portion of the total consideration, and the preliminary allocation of the estimated purchase price in these consolidated financial statements. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Therefore, these preliminary estimates and assumptions are subject to change during the measurement period as we finalize the valuations of the net intangible and tangible assets. The final allocation may include changes to (1) the fair values of property and equipment; (2) the fair values of customer relationships and off-market
components of certain contracts; (3) the recognized amounts of contingencies and liabilities for unrecognized tax benefits; and (4) assets and liabilities, as more information becomes available.
These final valuations may change significantly from our preliminary estimates. Differences between these preliminary estimates and the final acquisition accounting could have a material impact on these consolidated financial statements and our consolidated future results of operations and financial position. We expect to finalize the purchase price allocation during the second quarter ended June 30, 2021.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)
The following table summarizes the estimated preliminary purchase price:

Consideration:
Fair value of purchase price payable on October 1, 2023	8,642
Fair value of contingent consideration payable on October 1, 2024	1,526

Total consideration as of acquisition date	$10,168

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	5,404
Restricted cash	2,763
Trade accounts receivable, net of credit expected loss	9,122
Related party receivable	2,337
Lease right-of-use assets	7,415
Property and equipment, net	8,836

Intangible assets, net	51,758
Deferred tax assets	12,851
Seller indemnification	11,814
Other assets and prepaid expenses	33,446

Total assets acquired	$145,746

Accounts payable and accrued expenses	7,948
Travel accounts payable	82,170
Related party payable	266
Short-term and long-term debt	10,618
Lease liabilities	7,955
Contingent liabilities (1)	22,436
Deferred revenue	775
Taxes payable (2)	29,573
Deferred tax liabilities	11,015
Promissory notes issued (3)	13,928
Other liabilities	16,534

Total liabilities assumed	$203,218

Total net liabilities assumed	$57,472

Goodwill	$67,640

(1)
Includes $17,933 of identified acquisition-date probable contingencies related to non-income
tax and $4,503 of identified acquisition-date probable contingencies related to social security and other matters. Amount reflects the best estimate of probable outcome. See Note 21.

(2)	Includes a liability of $28,955 for acquisition-date unrecognized tax benefits related to uncertain tax positions taken by the acquiree prior to our acquisition. See Note 19.
(3)
As part of the Acquisition Agreement, we legally assumed a debt that the acquired companies had with its previous shareholders. We issued four promissory notes for an aggregate nominal amount of $14,323 (which fair value was $13,928 as of the date of acquisition). The notes accrue interest at a fixed rate of 5% per annum and will be payable in cash on October 1, 2023.

Intangible assets acquired consisted of the following:

	Amount	Estimated useful life (years)
Trademarks	13,299	20
Domains	204	20
Developed technology	8,206	2.5
Licenses	634	1.3
Customer relationships	29,415	7

Total intangible assets acquired	$51,758

The useful lives of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We used an income approach to measure the fair value of trademarks based on the relief-from-royalty method. The relief-from-royalty valuation method estimates the benefit of ownership of the intangible asset as the “relief” from the royalty expense that would need to be incurred in absence of ownership.
We used a market approach to measure the fair value of domains.
We used a cost approach to measure the fair value of developed technology based on the reproduction cost method, adjusted by a functional obsolescence factor. An additional cross-check analysis based on income approach has also been performed.
We used a replacement cost method to measure the fair value of licenses.
We used an income approach to measure the fair value of customer relationships based on the Multi-Period Excess Earnings Method. The excess earnings look at projected discounted cash flows of the customer relationships, considering estimated attrition rates. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements under the fair value hierarchy.
We used a replacement cost method or a market approach, as appropriate, to measure the fair value of fixed assets.
We measure the fair value of the earnout payment using a series of “digital options”. We believe this methodology can be applied because our earnout payment provides for a fixed payment to the sellers if our stock price exceeds a predetermined strike price during the earnout measurement period. In the application of this methodology, we performed a valuation in a risk neutral framework, using a Black-Scholes-Merton Digital call option formula. The significant inputs used were our share price as of the valuation date, our share price historical volatility, U.S. risk free rate, estimated term and credit-risk adjustment spread.
All other net tangible assets were valued at their respective carrying amounts, as we believe that these amounts approximate their current fair values.
A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar
corresponding increase in the amount of goodwill that will result from the Acquisition. In addition, if the value of the acquired assets is higher than the preliminary values above, it may result in higher depreciation and amortization expense.
Goodwill was primarily attributable to the synergistic value created from the opportunity for additional expansion in Mexico and other businesses where we did not have a presence and is non-deductible
for tax purposes.
We incurred $2,856 and $617 of acquisition-related expenses which were included in “General and administrative” expenses in our consolidated statements of income for the years ended December 31, 2020 and 2019, respectively. We report the results of operations of the acquired business within our two reportable segments.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table summarizes the revenue and net loss (including purchase accounting amortization and the impact of intercompany eliminations) of the Best Day Group included in our consolidated statements of income for the year ended December 31, 2020 since October 1, 2020, the date of acquisition:

Period from the date of acquisition to December 31, 2020
Revenue	$14,125
Net loss	$(14,983)
The following pro forma summary presents certain consolidated information as if the acquisition of the Best Day Group had occurred on January 1, 2019:

	For the years ended December 31,
	2020	2019
Revenue	$165,122	$658,147
Net loss	$(242,261)	$(38,241)
These pro forma results include adjustments for purposes of consolidating the historical financial results of the Best Day Group for the periods indicated. These pro forma results also include $5,034 and $6,712 for the years ended December 31, 2020 and 2019, respectively, to reflect the incremental depreciation and amortization as a result of recording property and equipment and intangible assets at fair value. These pro forma results do not represent financial results that would have been realized had the acquisition actually occurred on January 1, 2019, nor are they intended to be a projection of future results.
Acquisition of Koin
On August 20, 2020, we completed the acquisition of an 84% equity interest in Koin Administradora de Cartões e Meios de Pagamentos S.A., a company incorporated under the laws of Brazil (“Koin”). Koin is a payment fintech which offers a financing solution to merchants’ customers, predominantly in the travel sector in Brazil.
We effected the acquisition through conversion of an outstanding trade receivable we had with Koin for $977 as of the acquisition date. The former owners remained as non-controlling
shareholders of a 16% equity interest in Koin.
As part of the acquisition, we and the
non-controlling
shareholders entered into a Shareholders’ Agreement under which we have the option, but not the obligation, to purchase the non-controlling
interest during a period of 36 months as from the acquisition date at a fixed price of $4,320. In addition, the non-controlling
shareholders have the option, but not the obligation, to sell their shares back to us during a period commencing on February 20, 2022 and ending August 21, 2023 for a fixed price in cash of $2,880.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We allocated the purchase price to ide
n
tifiable tangible and intangible assets acquired and liabilities assumed, and redeemable non-controlling
interest based on their fair values at acquisition date. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred and the redeemable non-controlling
interest over the fair value of assets acquired and liabilities assumed. The acquisition date fair value of the redeemable non-controlling
interest was estimated
 at $2,655, which was calculated using an option pricing model and generally reflected the net present value of the expected future fixed redemption amount. Intangible assets include $593 allocated to trademarks and $150 allocated to developed technology.
In determining the fair value of assets acquired and liabilities assumed, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the allocation of purchase price require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include projected revenues, costs and expenses, working capital, capital expenditures and discount rate.
Goodwill was primarily attributable to the assembled workforce of Koin and synergistic value created from the opportunity for additional expansion and is not deductible for tax purposes.
The following table presents the final purchase price allocation as of December 31, 2020:

Consideration:

Fair value of purchase price	$977

Redeemable non-controlling interest:	$2,655

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	322
Restricted cash	4
Trade accounts receivable, net of credit expected loss	1,194
Lease right-of-use assets	177
Property and equipment, net	99
Intangible assets, net	743
Other assets and prepaid expenses	66

Total assets acquired	$2,605

Accounts payable and accrued expenses	1,721
Short-term debt	1,250
Lease liabilities	178
Contingent liabilities	19
Taxes payable	684
Deferred tax liabilities	253
Other liabilities	479

Total liabilities assumed	$4,584

Total net liabilities assumed	$1,979

Goodwill	$5,611

We report the results of operations of the acquired business within our two reportable segments. Transaction related expenses during the year ended December 31, 2020 associated with the completion of the acquisition totaled $279 and were charged to “General and administrative” expenses in our consolidated statements of income.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The pro forma effects of this acquisition would not materially impact our reported results for any period presented, and as a result no pro forma financial information is presented. During the period from acquisition through December 31, 2020, the business contributed revenue of $138 and a net loss of $1,786.
2019 Acquisition Activity
During the year ended December 31, 2019, we completed one business combination, as follows:
Acquisition of Viajes Falabella
On June 7, 2019, we obtained the regulatory approvals and obtained control of the outstanding capital stock of Viajes Falabella Argentina, Viajes Falabella Chile and Viajes Falabella Peru. The acquisition of Viajes Falabella Colombia was completed on July 31, 2019, after the regulatory approvals were obtained. We refer to the acquired entities collectively as “Viajes Falabella”. We acquired the Viajes Falabella entities from Grupo Falabella. The Viajes Falabella entities are engaged in the travel agency business through their online and offline presence. The acquisition purchase price totaled $23,000, of which we paid $11,500 in cash at the acquisition date, $5,750 in June 2020 and $5,750 will be paid in June 2021.
Concurrent with the acquisition, we entered into a
10-year
commercial agreement with Grupo Falabella which provides for several marketing and promotional activities and other activities to promote future business. The agreement also provides for the use of the Viajes Falabella brand in Argentina, Chile, Peru and Colombia for an initial period of 4 years, renewable for one-year
periods at our option. We account for the use of the brand as a prepaid asset and amortizes it under the straight-line basis over the term of the contract.
We acquired Viajes Falabella and entered into the commercial agreement to enhance our position as a leading travel agency providing customers with an enhanced travel and tourism product and service offerings through online, call center and physical stores.
We allocated the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred over the fair value of assets acquired and liabilities assumed. In determining the fair value of assets acquired and liabilities assumed, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the allocation of purchase price required judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include (i) future revenue growth or attrition rates (ii) projected margins (iii) discount rates used to present value future cash flows (iv) the amount of synergies expected from the acquisition and (v) the economic useful life of assets, among others.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table presents the final purchase price allocation as of December 31, 2019 and the reconciliation with “Payments for acquired business, net of cash acquired” line item in our consolidated statements of cash flows for the year ended December 31, 2019:

Consideration:

Fair value of purchase price	$22,196

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	11,272
Trade accounts receivable, net of credit expected loss	11,828
Other assets and prepaid expenses	34,611
Property and equipment, net	2,420
Intangible assets, net	3,663

Total assets acquired	$63,794

Travel accounts payable	36,656
Other liabilities	15,807

Total liabilities assumed	$52,463

Total net assets acquired	$11,331

Goodwill	$10,865

Intangible assets primarily consisted of customer relationships, with a weighted average useful life of 3.7 years
.
Goodwill was primarily attributable to the synergistic value created from the opportunity for additional expansion in the off-line
channel and is not deductible for tax purposes.
We incurred $464 of acquisition-related expenses which were included in “General and administrative” expenses in our consolidated statements of income for the year ended December 31, 2019. We report the results of operations of the acquired business within our two reportable segments.
The following table summarizes the revenues and net loss (including purchase accounting amortization and the impact of intercompany eliminations) of Viajes Falabella included in our consolidated statements of income for the year ended December 31, 2019 since the date of acquisition:

Period from the date of acquisition to December 31, 2019
Net revenue	$20,710
Net loss	$(3,060)
The following pro forma summary presents certain consolidated information as if the acquisition of Viajes Falabella had occurred on January 1, 2018:

	For the years ended December 31,
	2019	2018
Net revenue	$532,710	$584,986
Net (loss) / income	$(20,872)	$19,770

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

These pro forma results include adjustments for purposes of consolidating the historical financial results of Viajes Falabella for the periods indicated. These pro forma results also include $757 and $757 for the years ended December 31, 2019 and 2018, respectively, to reflect the incremental depreciation and amortization as a result of recording property and equipment and intangible assets at fair value. These pro forma results do not represent financial results that would have been realized had the acquisition actually occurred on January 1, 2018, nor are they intended to be a projection of future results.
2018 Acquisition Activity
We have not completed any business combinations during the year ended December 31, 2018.

5.	Redeemable non-controlling interest
In connection with the acquisition of the 84% controlling interest in Koin on August 20, 2020 (see Note 4 for details), we recognized $2,655 for the 16% redeemable non-controlling
interest held by the former owners. The terms of the agreement provide us with the right to call the former owners’
non-controlling
interest in Koin, and the former owners the right to put their non-controlling
interests in Koin back to us, assuming we do not exercise our call right, at dates and prices defined in the agreement. The put price is fixed at $2,880.
The
non-controlling
interest is not currently redeemable, but it is probable of becoming redeemable (the redemption depends solely on the passage of time). Accordingly, we record the non-controlling
interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, February 20, 2022. The accretion of the non-controlling
interest to the earliest redemption value is recorded using an interest method. We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in
capital and will reduce net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class
method. We record the
non-controlling
interest amount in the “mezzanine” section of our consolidated balance sheet as of December 31, 2020, outside of shareholders’ equity.
During the period from acquisition through December 31, 2020 there was a $78 adjustment to reflect a redemption value in excess of carrying value. See Note 24.
Reconciliation of changes in redeemable
non-controlling
interests

Beginning balance as of January 1, 2020	$—
Initial fair value of redeemable non-controlling interest of acquired businesses	2,655
Comprehensive loss adjustments:
Net loss attributable to redeemable non-controlling interest	(282)
Other comprehensive loss attributable to redeemable non-controlling interest	170
Additional paid-in-capital adjustments:
Adjustment to redemption value	78

Ending balance as of December 31, 2020	$2,621

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

6.	Preferred Stock and Warrants
Non-Convertible
Redeemable Series A Preferred Shares and Warrants
On September 18, 2020 (the “Catterton Closing Date”), we completed the issuance and sale of our Series A Preferred Shares (as defined below) and warrants (the “Warrants”) to purchase our common stock (“Common Stock”) to LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (the “L Catterton Purchaser”) pursuant to our previously announced Investment Agreement, dated as of August 20, 2020, with the L Catterton Purchaser (the “L Catterton Investment Agreement”).
We issued and sold to the L Catterton Purchaser, pursuant to the L Catterton Investment Agreement, 150,000 shares of our newly created Series A Preferred Shares, no par value per share (the “Series A Preferred Shares”) and Warrants to purchase 11,000,000 shares of our Common Stock, no par value, for an aggregate purchase price of $150,000.
At closing, we paid certain fees in an aggregate amount of $2,250 to the L Catterton Purchaser.
On the terms and subject to the conditions set forth in the L Catterton Investment Agreement, from and after September 18, 2020, LCLA Daylight LP is entitled to appoint one director to our Board of Directors (the “Board”) and one non-voting
observer to the Board, in each case until such time as LCLA Daylight LP and its permitted transferees no longer hold (a) (i) at least 50% of the Series A Preferred Shares purchased by LCLA Daylight LP under the L Catterton Investment Agreement and (ii) Warrants and/or Common Stock for which the Warrants were exercised that represent, in the aggregate and on an as-exercised
basis, at least 50% of the shares underlying the Warrants purchased by LCLA Daylight LP under the L Catterton Investment Agreement or (b) if the Company has redeemed the Series A Preferred Shares in full (pursuant to the Company’s redemption right with respect thereto), Warrants and/or Common Stock for which the Warrants were exercised that represent, in the aggregate and on an as-exercised basis, at least 50% of the shares underlying the Warrants purchased by LCLA Daylight LP under the L Catterton Investment Agreement.
The L Catterton Investment Agreement (including the forms of our amended Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares, Warrants and Registration Rights Agreement) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.
In connection with and concurrently with the closing of the transactions contemplated by the L Catterton Investment Agreement, we issued to LCLA Daylight LP Warrants to purchase 11,000,000 shares of our Common Stock at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by us on the Common Stock. The Warrants expire on September 18, 2030.
In connection with and concurrently with the closing of the transactions contemplated by the L Catterton Investment Agreement, we and LCLA Daylight LP entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which LCLA Daylight LP is entitled to customary registration rights with respect to the Common Stock for which the Warrants may be exercised.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Principal Terms of the Series A Preferred Shares
Dividends:
Dividends on each Series A Preferred Share accrue daily at a rate of 10.0% per annum and are payable semi-annually in arrears on September 30 and March 31, beginning on March 31, 2021. Dividends are payable, either in cash or through an accrual of unpaid dividends (“Dividend Accrual”), at the Company’s option. Dividends on each Series A Preferred Share accrue whether or not declared and whether or not we have assets legally available to make payment thereof. To the extent that any dividends are declared but unpaid, or any dividends are not declared in any given year, (i) such accrued and unpaid dividends and/or (ii) an amount equal to the dividend entitlement, shall compound semi-annually at the rate of 10.0% per annum (“Accumulating Dividends”). All Accumulating Dividends shall be paid in full prior to any distribution, dividend or other payment in respect of any equity securities junior to the Series A Preferred Shares.
Ranking:
The Series A Preferred Shares rank senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.
Company’s Redemption Rights:
At any time on or after the third anniversary of the Catterton Closing Date but prior to the fourth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 105.0% of the sum of the liquidation preference of $1,000 per Series A Preferred Share plus any Dividend Accruals per Series A Preferred Share (the “Liquidation Preference”), plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. At any time on or after the fourth anniversary of the Catterton Closing Date but prior to the fifth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 102.5% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. At any time after the fifth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to the Liquidation Preference plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.
Holders’ Redemption Rights:
At any time on or after the fifth anniversary of the Catterton Closing Date, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all or part of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. In addition, if the Company undergoes a qualifying change of control, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to 110.0% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Conversion Rights:
The Series A Preferred Shares are not convertible into Common Stock.
Voting Rights:
Each holder of Series A Preferred Shares will have one vote per share on any matter on which holders of Series A Preferred Shares are entitled to vote separately as a class, whether at a meeting or by written consent. The holders of Series A Preferred Shares do not otherwise have any voting rights at any meetings of the Company’s shareholders or on any resolution of the Company’s shareholders.
The prior written approval of the holders of a majority of the Series A Preferred Shares outstanding at such time, acting together as a separate class, is required in order for the Company to (i) amend the Memorandum and Articles of Association in a manner that adversely affects the holders of Series A Preferred Shares, (ii) create or issue any shares, or any securities convertible or exchangeable into, or exercisable for shares, ranking senior or pari passu to the Series A Preferred Shares or issue any additional Series A Preferred Shares or increase the authorized number of Series A Preferred Shares, other than an additional financing meeting certain requirements, (iii) declare or pay any dividend or distribution, or repurchase or redeem any shares, subject to certain exceptions, including with respect to the Series A Preferred Shares, (iv) make any fundamental change in the nature of the business in which the Company is primarily engaged, (v) initiate, engage in or permit to occur (to the extent within our control), any liquidation, dissolution or winding up of the Company, (vi) continue or re-domicile
the Company in any jurisdiction other than the British Virgin Islands, or (vii) take or permit certain of the foregoing with respect to our significant subsidiaries.
So long as the Catterton Purchaser holds any Series A Preferred Shares, the prior written consent of the Catterton Purchaser is required in order for us to (i) incur any indebtedness for borrowed money in excess of the greater of $60,000, and an amount equal to 1.0x the Company’s consolidated Adjusted EBITDA for the twelve month period ending at the end of the last quarter for which we have publicly reported financial results, (ii) sell, dispose of or enter into any exclusive license for any material asset (or group of related assets) of the Company or with a fair market value equal or greater to 10% of our consolidated total assets and (iii) enter into certain affiliate transactions, in each case subject to certain exceptions.
Pursuant to the L Catterton Investment Agreement, on September 18, 2020, Mr. Dirk Donath was appointed as a member of the Board and Mr. Ramiro Lauzan was appointed as a non-voting
observer. Mr. Donath has also been appointed to serve on the Strategy Committee and Nomination and Compensation Committee of the Board.
Principal Terms of the Warrants to Purchase Common Stock
Pursuant to the L Catterton Investment Agreement, we issued to the Catterton Purchaser Warrants to purchase 11,000,000 Common Shares at an exercise price of $0.01 per share (“Penny Warrants”), subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the Common Shares. The Penny Warrants expire ten years after the Catterton Closing Date.
The Penny Warrants vest and are exercisable as of the issuance date.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The Penny Warrants also include customary anti-dilution adjustments.
Initial and Subsequent Accounting:
The Series A Preferred Shares are classified within temporary equity on our consolidated balance sheet as of December 31, 2020 due to the provisions that could cause the equity to be redeemable at the option of the holder and the terms of the Series A Preferred Shares which do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur. The Penny Warrants qualify for classification in stockholders’ equity and are included in our consolidated balance sheet as of December 31, 2020 within “Additional paid-in
capital”.
As indicated above, if a qualifying change of control occurs, then each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to 110.0% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date (the “Change of Control Put”). There is a substantial premium as the Company is required to pay 110.0% upon a change of control. The Change of Control Put requires bifurcation. However, it is uncertain whether or when a qualifying change of control would occur that would obligate the Company to pay the substantial premium liquidation preference to holders of the Series A Preferred Shares and at the balance sheet date, these circumstances were not probable. Thus, no value was assigned at inception. A subsequent adjustment to the carrying value of the Series A Preferred Shares may be made only when it becomes probable that such a change of control event will occur.
The gross proceeds received from the issuance of the Series A Preferred Shares were allocated to the Series A Preferred Shares and Warrants on a relative fair value basis.
In determining the fair value of the Series A Preferred Shares, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the valuation require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include assumptions on term, cash flows, and market yield.
In determining the fair value of the Warrants, we primarily used the Black Scholes Option Pricing Model (“BSOPM”). Inputs to the BSOPM and other aspects of the valuation require judgment. The more significant inputs used in the BSOPM and other areas of judgment include the starting stock price or value of the underlying assets, the strike price, the time to expiration, and volatility and risk-free rate. In order to consider the two-year
transfer restriction of the Warrants, considered to be security specific, we applied a Discount for Lack of Marketability with the Finnerty Method.
Therefore, the Series A Preferred Shares were initially recognized at an allocated amount on a fair value basis of $84,643, net of $5,415 in initial discount and issuance costs. The Penny Warrants were recognized at an allocated amount on a fair value basis of $56,339, net of $3,604 in issuance costs. Penny Warrants were recorded as additional paid-in
capital.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The Series A Preferred Shares are not redeemable at December 31, 2020; however, they will become redeemable on September 18, 2025. Since only the passage of time is needed to occur in order for the Series A Preferred Shares to become redeemable, it is considered to be probable that it will be redeemable. As such, we elected to accrete the difference between the initial value of $84,643 and the redemption value of $150,000 over the five-year period from the date of issuance through September 18, 2025 (the date at which the holder has the unconditional right to redeem the shares, deemed to be the earliest likely redemption date) using the effective interest method. The accretion to the carrying value of the redeemable preferred shares is treated as a deemed dividend, recorded as a charge to additional paid-in-capital
(since there is a deficit in retained earnings) and deducted in computing earnings per share (analogous to the treatment for stated dividends paid on the redeemable preferred shares). The accumulated accretion as of December 31, 2020 is $2,831 resulting in an adjusted redeemable preferred share balance of $91,686.
The Series A Preferred Shares accumulated $4,212 of total accrued dividends from issuance date through December 31, 2020 recorded as a charge to additional paid-in-capital.
Convertible Redeemable Series B Preferred Shares
On September 21, 2020 (the “Waha Closing Date”), we completed the issuance and sale of our Series B Preferred Shares (as defined below) to Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (the “Waha Purchaser”) pursuant to our previously announced Investment Agreement, dated as of August 20, 2020, with the Waha Purchaser (the “Waha Investment Agreement”).
We issued and sold to the Waha Purchaser, pursuant to the Waha Investment Agreement, 50,000 shares of our newly created Series B Preferred Shares, no par value per share (the “Series B Preferred Shares”) for an aggregate purchase price of $50,000.
At closing, we paid certain fees in an aggregate amount of $1,000 to affiliates of the Waha Purchaser.
On the terms and subject to the conditions set forth in the Waha Investment Agreement, from and after September 21, 2020, the Waha Purchaser is entitled to appoint one director to our Board and one non-voting

observer to the Board, in each case until such time as (i) the Waha Purchaser no longer holds at least 50% of the Series B Preferred Shares purchased by the Waha Purchaser under the Waha Investment Agreement and (ii) in the event that the Waha Purchaser or the Company converts the Series B Preferred Shares to Common Shares in full, the Waha Purchaser will be entitled to appoint one director to the Board and one non-voting
observer to the Board, in each case, until such time as the Waha Purchaser no longer holds at least 50% of the issued and outstanding Common Shares issued to the Waha Purchaser at the conversion date.
The Waha Investment Agreement (including the forms of our amended Memorandum of Association and Articles of Association, the terms of the Series B Preferred Shares and the Waha Shelf Registration Rights Agreement) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.
Pursuant to the Waha Investment Agreement, we and the Waha Purchaser entered into a Shelf Registration Rights Agreement (the “Waha Shelf Registration Rights Agreement”), pursuant to which the Company filed a Registration Statement on Form
F-3
covering the resale of the Common Shares for which the Series B Preferred Shares may be converted. The issuance of the Series B Preferred Shares pursuant to the Waha Investment Agreement is intended to be exempt from registration under the Securities Act, by virtue of the exemption provided by Section 4(a)(2) of the Securities Act.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Principal Terms of the Series B Preferred Shares
Dividends:
Dividends on each Series B Preferred Share accrue daily from and including the Waha Closing Date at a rate of 4.0% per annum and are payable quarterly in arrears commencing on December 31, 2020. Dividends on each Series B Preferred Share accrue whether or not declared and whether or not the Company has assets legally available to make payment thereof.
Dividends are payable, at the Company’s option, either (i) in cash or (ii) by increasing the amount of Accrued Dividends in an amount equal to the amount of the dividend to be paid. If the Company does not declare and pay in cash a full dividend on each Series B Preferred Share on any dividend payment date, then the amount of such unpaid dividend shall automatically be added to the amount of accrued dividends on such share on the applicable dividend payment date without any action on the part of the Company.
In addition, the Series B Preferred Shares are entitled to participate in dividends and other distributions declared and made on the Common Stock on an as-converted
basis.
Ranking:
The Series B Preferred Shares rank on a parity basis to the Series A Preferred Shares and senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.
Liquidation Rights:
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B Preferred Shares shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Common Shares, and subject to the rights of the holders of any Senior Shares or Parity Shares and the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per Series B Preferred Share equal to the Liquidation Preference with respect to such Series B Preferred Share.
Conversion Rights:
The Series B Preferred Shares are convertible, at the option of the holder, at any time into Common Stock at an initial conversion price of $9.251 (the “Initial Conversion Price) per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments. As of December 31, 2020, there were no conversions of the Series B Preferred Shares.
Each holder of Series B Preferred Shares has the right, at such holder’s option, to convert all or a part of such holder’s Series B Preferred Shares at any time into (i) the number of Common Shares per Series B Preferred Share equal to the quotient of (A) the sum of the Stated Value plus, without duplication, any accrued and unpaid Dividends with respect to such Series B Preferred Share as of the applicable Conversion Date (to the extent such accrued and unpaid Dividend is not included in the Stated Value already) (such sum, the “Conversion Amount”) divided by (B) the Conversion Price as of the applicable Conversion Date.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

At any time from the third to the fifth anniversary of the Waha Closing Date, if the volume weighted average price (“VWAP”) of the Common Shares exceeds $
13.88
(150
% of the Initial Conversion Price) as may be adjusted pursuant to the Memorandum and Articles of Association, for at least
10
consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the quotient of
(1)
105
% of the conversion amount as of the conversion date divided by
(2)
 the conversion price of such share in effect as of the conversion date.
At any time from the fifth to the seventh anniversary of the Waha Closing Date, if the VWAP of the Common Shares exceeds $12.49 (135% of the Initial Conversion Price), as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the quotient of (1) 105% of the conversion amount as of the conversion date divided by (2) the conversion price of such share in effect as of the conversion date.
In addition, at any time from the seventh anniversary of the Waha Closing Date, if the VWAP of the Common Shares exceeds the Initial Conversion Price, as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the conversion amount divided by the lower of (1) the VWAP per Common Share on the 15 trading days immediately preceding the conversion date or (2) the price per Common Share on the trading day immediately preceding the conversion date.
Redemption Rights:
At any time on or after the seventh anniversary of the Waha Closing Date, the Company may redeem all of the Series B Preferred Shares in cash at a price equal to the sum of (i) (x) the initial stated value of $1,000 per Series B Preferred Shares plus (y) any Dividend Accruals (such sum, the “Stated Value”) plus (ii), without duplication, any accrued and unpaid distributions to, but excluding, the redemption date.
Change of Control Redemption:
If the Company undergoes a qualifying change of control prior to the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 110.0% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof.
If the Company undergoes a qualifying change of control on or following the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 100.0% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof, subject to certain conditions.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Voting Rights:
The Series B Preferred Shares will vote on all matters together with the Common Shares on an as-converted
basis. Until such time as the Waha Purchaser no longer holds at least 50% of the Series B Preferred Shares purchased by the Waha Purchaser under the Waha Investment Agreement, the prior written consent of the Waha Purchaser is required in order for the Company to (i) authorize, create or issue any shares senior to or on parity with the Series B Preferred Shares, excluding an additional financing meeting certain requirements; (ii) amend, modify or repeal any provision of the Memorandum and Articles of Association in a manner adverse to the Series B Preferred Shares; (iii) change the authorized number of directors of the Company; (iv) enter into certain affiliate transactions; (v) declare or pay any dividend or distribution with respect to any shares; (vi) redeem, purchase or otherwise acquire any Common Shares; (vii) liquidate, dissolve or wind up the affairs of the Company or any of its subsidiaries, effect a recapitalization or reorganization, or reincorporate the Company under the laws of a jurisdiction other than the British Virgin Islands; (viii) effect a conversion of the Company into a different legal form; and (ix) enter into any exclusive license for all or substantially all of the Company’s products or technologies to a third party, in each case subject to certain exceptions.
Pursuant to the Waha Investment Agreement, on September 21, 2020, Mr. Aseem Gupta was appointed as a member of the Board.
Initial and Subsequent Accounting:
The Series B Preferred Shares are classified within temporary equity on our consolidated balance sheet as of December 31, 2020 due to the provisions that cause the equity to be redeemable upon the occurrence of a change of control. The terms of the Series B Preferred Shares do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur.
The Series B Preferred Shares were determined to have characteristics more akin to equity than debt. As a result, the conversion at holder’s option or at the Company’s option prior to the seventh anniversary of the Waha Closing Date were determined to be clearly and closely related to the Series B Preferred Shares and therefore do not need to be bifurcated and classified as a derivative liability.
The Company’s conversion option after the seventh anniversary of the Waha Closing Date was not determined to be clearly and closely related to the Series B Preferred Shares as the feature is in-substance
a put option as it is designed to provide the investor with a fixed monetary amount, settleable in shares. Put (call) options embedded in equity hosts are not considered clearly and closely related. However, the embedded feature does not meet the definition of a derivative. It has an underlying, a notional amount and a settlement provision, little to no initial net investment but it is not net settled. Therefore, the feature does not need to be bifurcated and classified as a derivative liability.
We also evaluated whether a beneficial conversion feature (“BCF”) should be bifurcated and separately recognized. A convertible instrument contains a BCF when the conversion price is less than the fair value of the shares into which the instrument is convertible at the commitment date. As the conversion price is above the share price and the conversion option is not priced
“in-the-money”,
we concluded that the Series B Preferred Shares did not contain a BCF and no accounting entry was required.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

All of the other embedded features in the Series B Preferred Shares do not need to be bifurcated.
Accordingly, the Series B Preferred Shares were recognized at fair value of $50,000 (the proceeds on the date of issuance) less issuance costs of $3,300 resulting in an initial value of $46,700.
The Series B Preferred Shares were not currently redeemable at December 31, 2020. Also, the events that could cause the Series B Preferred Shares to become redeemable are not considered probable of occurring as of December 31, 2020. Accordingly, accretion from the initial carrying amount to the redemption amount was not required. Dividends were accrued, approved and paid in cash for $553 and as of December 31, 2020 there were no undeclared dividends.

7.	Debt
The following table sets forth our outstanding short-term and long-term debt:

	Book Value December 31,		Fair Value December 31,
	2020	2019	2020	2019
Loan with HSBC Mexico, S.A. principal amount 100,000,000 Mexican Pesos	5,026	—	5,026	—
Loan with Bank Sabadell Mexico S.A. principal amount 83,831,941 Mexican Pesos	3,833	—	3,833	—
Loan with Bank Sabadell Mexico S.A. principal amount 20,000,000 Mexican Pesos	1,005	—	1,005	—
Loan with Banco de Crédito e Inversiones principal amount 500,000,000 Chilean Pesos	699	—	694	—

Long-term debt, including current maturities	$10,563	—	$10,558	—

Less current maturities of long-term debt	196	—	196	—

Long-term debt, excluding current maturities	$10,367	—	$10,362	—

Short-term debt, including current maturities of long-term debt	8,949	19,209	8,949	19,209

Total short-term and long-term debt	$19,316	19,209	$19,311	19,209

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The changes in the balance of the total debt as of December 31, 2020 and December 31, 2019 consist of the following:

	As of December 31, 2020	As of December 31, 2019
Balance, beginning of year	$19,209	$31,162
Acquisitions	9,335	—
Borrowings obtained	640	—
Payment of borrowings	(375)	—
Accrued interest	196	—
Interest paid	(195)	—
Foreign currency translation adjustment	962	—
Short-term loans, net	(10,456)	(11,953)

Balance, end of year	$19,316	$19,209

The following table shows the details of the long-term debt outstanding as of December 31, 2020:

Loan	Issuance date	Maturity date	Currency	Principal amount in original currency	Principal amount in U.S. dollars	Interest rate	Interest payment
HSBC Mexico, S.A.	February 2020	March 2023	Mexican Pesos	100,000,000	5,100	TIIE (1) +3.25%	Monthly
Bank Sabadell Mexico S.A.	January 2020	March 2023	Mexican Pesos	83,831,941	4,433	TIIE (1) +2.5%	Monthly
Bank Sabadell Mexico S.A.	January 2020	January 2022	Mexican Pesos	20,000,000	1,058	TIIE (1) +3.2%	Monthly
Banco de Crédito e Inversiones	June 2020	May 2024	Chilean Pesos	500,000,000	640	3.50	Monthly

(1)
TIIE represents an interbank interest rate in Mexico. As of December 31, 2020, interest rates for HSBC Mexico, S.A. loan, Bank Sabadell I loan and Bank Sabadell II loan were 7.5%, 6.75% and 7.45%, respectively.

The weighted average interest rate on short-term borrowings outstanding as of December 31, 2020 and 2019 was 3.4% and 4.3%, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

8.	Cash and cash equivalents and restricted cash
Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As of December 31, 2020	As of December 31, 2019
Cash on hand	121	42
Bank deposits	201,217	118,933
Time deposits	45,031	153,838
Money market funds	88,061	36,374

	$334,430	$309,187

Restricted cash
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees aggregating $16,055 and $4,457 as of December 31, 2020 and 2019.
The following table reconciles our cash and cash equivalents and restricted cash as reported in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
As included in our consolidated balance sheets:
Cash and cash equivalents	334,430	309,187	346,480
Restricted cash	16,055	4,457	5,709

Total cash and cash equivalents and restricted cash as shown in our consolidated statements of cash flows:	$350,485	$313,644	$352,189

9.	Measurement of credit losses on financial instruments
On January 1, 2020, we adopted ASU
2016-13
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost.
As of the date of adoption, January 1, 2020 and as of December 31, 2020, substantially all our financial assets under the scope of the standard corresponded to trade accounts receivable as a result of revenue transactions recognized in accordance with ASC 606.
We adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. We recorded a net increase to accumulated losses of $1,076 as of January 1, 2020 for the cumulative effect of adopting ASC 326.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table illustrates the impact of adopting ASC 326 as of January 1, 2020:

	As of January 1, 2020
	As reported under previous GAAP	Impact of ASC 326 adoption	As reported under ASC 326
Allowance for credit expected losses:	3,205	1,076	4,281
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for expected credit losses.
Upon adoption of ASC 326, we grouped our trade receivables by country of origin and type (i.e. facilitation services, incentives, advertising, transportation and tour services and others) based on similar risk characteristics.
Payment terms for receivables vary depending on type and jurisdiction, generally less than one year.
As it relates to trade receivables with credit card processors which represent the majority of our trade receivables as of any given date, payment terms vary but typically are received within 30 days after booking except in those cases where transactions are effected through financing installment plans offered by banks. When travelers pay in installments, we receive payment from credit card processors at the time each installment is due generally within 12 months after booking depending on installment plan selected. However, we typically enter into factoring arrangements to cash these receivables thereby reducing days outstanding exposures. Receivables from back-end incentives
and advertising transactions typically do not have stated payment terms, although we generally receive payment within 12 months.
Generally, we utilized a loss rate method to calculate the allowance for expected credit losses. We compiled information for a period of time before adoption and tracked historical loss information for our trade receivables by type and geography using their contractual lives. We believe that use of a period of 12 months or more prior to adoption was reasonable based on the nature and term of our receivables. We applied the historical credit loss percentages to our outstanding balances as of adoption and as of December 31, 2020. We determined that historical loss information is a reasonable basis on which to determine expected credit losses for trade receivables held at the reporting date because their composition at the reporting date is consistent with that used in developing the historical credit-loss percentages.
Historically the default or delinquency rates of our trade receivables have been low even during recessions or distressed economic periods. Recessions or other poor economic conditions had historically affected the amount of bookings by travelers and therefore generation of revenue and corresponding receivables, but they generally did not affect the collection behavior of receivables from confirmed bookings. A booking is not confirmed if credit card information is not validated by the credit card processors’ systems. Therefore, due to the nature of our receivables and counterparties, losses have been historically limited to very specific events at the counterparty level such as bankruptcy or financial difficulties.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

During the year ended December 31, 2020, we recorded $7,199 of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of
COVID-19
pandemic on our operations and the economy. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the
COVID-19
pandemic.
Our exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. We are also exposed to political and economic risk events, which may cause non-payment
of foreign currency obligations to us.
Generally, the counterparties to our trade receivables are major well-recognized and externally-credit rated credit card companies, such as MasterCard, Visa, Diners and other local or regional credit card processors; major GDS providers, such as Travelport, Amadeus and Sabre, individual major airlines; and to a lesser extent hotel chains and operators. We may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. We have not experienced significant credit problems with these customers to date. Most of these entities or their parent companies are externally credit-rated. We review these external ratings from credit agencies. Certain airlines have been severely affected by the
COVID-19
pandemic and entered into Chapter 11 protection in the United States. We have recognized incremental allowances for expected uncollectible amounts. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in our consolidated balance sheet after deducting the expected credit loss allowance.
The following table shows the activity on the expected credit loss allowance for trade receivables during the years ended December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Balance, beginning of year	$3,205	$2,065
Impact of adoption of ASC 326	1,076	—
Provisions	12,270	4,294
Recoveries and write-off	(7,369)	(3,050)
Foreign currency translation adjustment	1,613	(104)

Balance, end of year	$10,795	$3,205

10.	Other assets and prepaid expenses
Other current assets and prepaid expenses consist of the following:

	As of December 31, 2020	As of December 31, 2019
Tax credits	34,465	37,067
Prepaid expenses and advance to suppliers	15,664	29,083
Prepaid advertising	175	1,483
Others	1,991	2,061

	$52,295	$69,694

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Other
non-current
assets consist of the following:

	As of December 31, 2020	As of December 31, 2019
Deferred tax assets	57,742	25,351
Seller indemnification	14,053	—

	$71,795	$25,351

11.	Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31, 2020	As of December 31, 2019
Computer hardware and software	48,895	31,966
Office furniture and fixtures	17,909	21,882
Buildings	3,128	2,086
Vans	1,571	—
Land	266	41

Total property and equipment	$71,769	$55,975

Accumulated depreciation (1)	(49,036)	(34,770)
Impairment charge	(271)	—

Total property and equipment, net	$22,462	$21,205

(1)
Accumulated depreciation as of December 31, 2020 comprised of $37,171, $10,169, $852 and $844 for computer hardware and software, office furniture and fixtures, buildings and vans, respectively. Accumulated depreciation as of December 31, 2019 comprised of $23,955, $10,345 and $470 for computer hardware and software, office furniture and fixtures and buildings, respectively.

The changes in the balance of property and equipment for the years ended December 31, 2020 and 2019 consist of the following:

	As of December 31, 2020	As of December 31, 2019
Balance, beginning of year	$21,205	$19,716
Additions	3,458	5,942
Disposals	—	(597)
Write-off of leasehold improvements	(3,661)	—
Acquisitions (1)	8,935	2,420
Depreciation	(7,981)	(6,659)
Impairment charge	(271)	—
Foreign currency translation adjustment	777	383

Balance, end of year	$22,462	$21,205

(1)	Acquired property and equipment was comprised mainly of computer hardware and software, office furniture and fixtures and a fleet of dedicated vans.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was classified as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Technology and product development	4,351	4,001	1,036
General and administrative	3,377	2,658	3,949
Selling and marketing	253	—	—

Total depreciation expense	$7,981	$6,659	$4,985

Due to the
COVID-19
impact on the global travel industry and our business and results of operations, we concluded that sufficient indicators existed to require us to perform interim impairment testing of our property and equipment. During the second quarter of 2020, we recognized impairment charges of $271. The impairment charges were primarily related to office assets.
The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the
COVID-19
pandemic.

12.	Intangible assets, net
Indefinite-lived and definite-lived intangible assets, net consists of the following:

	As of December 31, 2020	As of December 31, 2019
Indefinite-lived intangible assets:
Trademarks and domains	13,882	13,882
Definite-lived intangible assets:
Trademarks and domains	14,296	—
Developed technology	91,107	72,532
Licenses	9,823	1,795
Customer relationships	35,706	3,663

Total intangible assets	$164,814	$91,872

Accumulated amortization (1)	(67,266)	(42,253)
Impairment charge	(1,053)	—

Total intangible assets, net	$96,495	$49,619

(1)
Accumulated amortization as of December 31, 2020 comprised of $56,770, $7,751 and $2,745 for developed technology, licenses and customer relationships, respectively. Accumulated amortization as of December 31, 2019 comprised of $41,605, $154 and $494 for developed technology, licenses and customer relationships, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The changes in the balance of intangible assets, net as of December 31, 2020 and December 31, 2019 consist of the following:

	As of December 31, 2020	As of December 31, 2019
Balance, beginning of year	$49,619	$37,512
Additions	14,028	24,614
Acquisitions (1)	52,501	3,663
Amortization	(21,699)	(16,137)
Impairment charge	(1,053)	—
Foreign currency translation adjustment	3,099	(33)

Balance, end of year	$96,495	$49,619

(1)	Acquired intangible assets was comprised mainly of customer relationships, trademarks and developed technology.
Amortization expense for the years ended December 31, 2020, 2019 and 2018 was classified as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Technology and product development	17,190	14,198	9,495
General and administrative	3,753	1,523	645
Selling and marketing	756	416	—

Total amortization expense	$21,699	$16,137	$10,140

The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2020, assuming no subsequent impairment of the underlying assets, is as follows:

Year	Amount
2021	16,794
2022	16,652
2023	16,641
2024	6,445
2025	6,259
2026 and thereafter	19,822

Total	$82,613

Impairment Assessments
We perform our annual assessment of possible impairment of indefinite-lived intangible assets as of December 31, 2020, or more frequently if events and circumstances indicate that an impairment may have occurred. As of December 31, 2020, we had no impairments of intangible assets with indefinite-lives. Due to the
COVID-19
pandemic and its impact on our business, we conducted interim impairment assessments during the year ended December 31, 2020. We had no impairments of intangible assets with indefinite lives during the interim periods.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

In addition, due to the
COVID-19
impact, we concluded that sufficient indicators existed to require us to perform interim impairment testing of our definite-lived intangible assets. We conducted interim impairment assessments during the year ended December 31, 2020. We recognized impairment charges of $1,053 related to customer relationship assets during the second quarter ended June 30, 2020. The assets, classified as Level 3 measurements, were written down to $815 based on valuation using the Income Approach, specifically the Multi-Period Excess Earnings Method, which includes unobservable inputs, including projected revenues, costs and expenses, contributory asset charges (i.e. fixed assets, working capital and assembled workforce), and discount rate.
The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the
COVID-19
pandemic.

13.	Goodwill
Goodwill consists of the following:

	As of December 31, 2020	As of December 31, 2019
Goodwill	$123,217	$46,956

The following table presents the changes in goodwill by reportable segment:

	Air	Packages, Hotels and Other Travel Products	Total
Balance as of January 1, 2019	$36,207	$—	$36,207
Additions	2,772	8,093	10,865
Foreign currency translation adjustment	(96)	(20)	(116)

Balance as of December 31, 2019	$38,883	$8,073	$46,956
Additions	2,328	70,923	73,251
Impairment charge	(593)	—	(593)
Foreign currency translation adjustment	(2,677)	6,280	3,603

Balance as of December 31, 2020	$37,941	$85,276	$123,217

Impairment Assessments
We perform our annual assessment of possible impairment of goodwill as of December 31, 2020, or more frequently if events and circumstances indicate that an impairment may have occurred. As of December 31, 2020, we recognized impairments charges of $593 related to the goodwill of Viajes Falabella attributable to the air segment. Due to the
COVID-19
pandemic and its impact on our business, we conducted interim impairment assessments of goodwill during the year ended December 31, 2020. We had no impairments of goodwill during the interim periods.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We compared the fair value of the reporting units to their carrying values. The fair value estimates for all reporting units were based on a weighted-probability analysis of the present value of future discounted cash flows, Level 3 inputs. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, projected cash flows and the long-term rate of growth. Our assumptions were based on the actual historical performance of the reporting unit and took into account the recent severe and continued weakening of operating results as well as the anticipated rate of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.
The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the
COVID-19
pandemic.

14.	Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following:

	As of December 31, 2020	As of December 31, 2019
Marketing suppliers	7,706	29,957
Unbilled suppliers	15,360	10,742
Other suppliers	9,095	18,974

	$32,161	$59,673

15.	Travel accounts payable
Travel accounts payable consist of the following:

	As of December 31, 2020	As of December 31, 2019
Hotels and other travel service suppliers (1)	131,744	179,397
Cancelled reservations pending payment to travelers	90,764	—
Airlines	6,927	27,557

	$229,435	$206,954

(1)	Includes $76,603 and $140,987 as of December 31, 2020 and December 31, 2019, respectively, for deferred merchant bookings which will be due after the traveler has checked out.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

16.	Other liabilities
Other current liabilities consist of the following:

	As of December 31, 2020	As of December 31, 2019
Taxes payable	32,955	10,958
Salaries payable	14,444	25,196
Seller financing Viajes Falabella (1)	5,624	5,477
Other	3,086	5,091

	$56,109	$46,722

Other
non-current
liabilities consist of the following:

	As of December 31, 2020	As of December 31, 2019
Seller financing Viajes Falabella	—	5,219
Taxes payable	598	1,427
Deferred tax liabilities	11,111	—
Purchase price payable for Best Day Group (2)	8,768	—
Accrued earnout liability (3)	3,765	—
Promissory notes issued (4)	14,490	—
Equity method investments	2,059	—
Other	4,122	—

	$44,913	$6,646

(1)	As of December 31, 2020, this amount corresponds to the last installment due June 2021.
(2)	We will pay the purchase price on October 1, 2023. See Note 4 for details.
(3)
Under the terms of the acquisition of the Best Day Group, we may be required to pay an earnout amount up to a maximum of $20,000 on October 1, 2024. The amount represents the fair value of the earnout consideration as of December 31, 2020. Changes in the fair value of the earnout consideration are charged to earnings in the period incurred. See Note 21 for details of the earnout consideration.

(4)
Under the terms of the acquisition of the Best Day Group, we legally assumed a debt that Best Day Group had with their prior shareholders. We issued four promissory notes for an aggregate nominal amount of $14,323 which accrue interest at a fixed rate of 5% and are payable on
October 1, 2023. The fair value of this debt as of December 31, 2020 was $14,341.

17.	Derivative financial instruments
As of December 31, 2020, and 2019, derivative financial instruments consist of foreign currency forward contracts of a short-term nature. The following table shows the derivative financial position as of the end of each year:

	Local currency	Notional amount	Type	Maturity	Fair value
2020
	Brazilian reais	$10,500	Sell	Jan / Feb 21	77
	Mexican pesos	$15,000	Sell	Jan 21	395
	Mexican pesos	$10,000	Sell	Jan 21	262
	Mexican pesos	$5,000	Sell	Jan 21	51
	Mexican pesos	$10,000	Sell	Feb 21	166
	Mexican pesos	$10,000	Sell	Feb 21	103
	Mexican pesos	$10,000	Sell	Feb 21	103

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

	Local currency	Notional amount	Type	Maturity	Fair value
2019
	Argentinian pesos	$15,000	Purchase	Jan - 20	(360)
	Chile pesos	$24,500	Purchase	Jan / Feb / Mar - 20	(848)
	Colombian pesos	$2,000	Purchase	Jan - 20	(63)
	Argentinian pesos	$6,000	Sell	Jan - 20	335
	Mexican pesos	$7,000	Sell	Jan / Feb - 20	119

18.	Restructuring and related reorganization charges
Due to the impact of the
COVID-19
pandemic on the global travel industry and our business and results of operations, we committed to several actions intended to simplify our business structure and improve operational efficiencies. These actions were aimed at reducing non-critical expenditures
and readjusting structural costs to deliver savings and preserve cash, including (i) temporarily reducing salaries of our senior and middle management; (ii) suspending bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating synergies from acquisitions; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing and renegotiating, to the extent possible, all contracts and commitments; (viii) reducing marketing expenses and
(ix) deferring non-critical capital
expenditures.
As a result, we recognized $12,961 in headcount reduction benefits during the year ended December 31, 2020, which were fully paid as of period end. Based on current plans, we expect total severance benefits in 2021 to decrease. However, we continue to actively evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we will incur additional reorganization charges.
We also engaged in certain smaller scale restructure actions during the year ended December 31, 2020 to centralize and migrate certain operational functions and systems, for which we recognized $399 in reorganization charges during the year ended December 31, 2020, which were primarily related to anticipated termination of several office rent contracts.
The following table summarizes the restructuring and related reorganization activity for the year ended December 31, 2020:

	Employee severance and benefits	Other	Total
Accrued liability as of January 1, 2020	$—	$—	$—
Charges	12,961	399	13,360
Payments	(12,961)	(248)	(13,209)

Accrued liability as of December 31, 2020	$—	$151	$151

We allocated the total employee severance and benefit expenses of $12,961 to “Cost of revenue” ($2,662), “Selling and marketing” expenses ($3,851), “General and administrative” expenses ($3,239) and “Technology and product development” expenses ($3,209) in our consolidated statements of income based on the departmental assignment of terminated employees. The remaining total reorganization charges of $399 were allocated to “General and administrative” expenses in our consolidated statements of income based on departmental use of terminated leased asset contract. Restructuring and related reorganization charges are included in the “Unallocated” segment.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

19.	Income taxes
The Company is organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, the Company is treated as a U.S. corporation for U.S. federal tax purposes. Accordingly, the Company is subject to U.S. federal income tax on its worldwide income. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (“Tax TCJA Act”) that significantly changed U.S. tax law by, among other things, lowering U.S. corporate income tax rates, implementing a territorial tax system, and imposing a one-time
transition tax on deemed repatriated earnings of foreign subsidiaries. The Tax Act reduced the U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018.
The following table summarizes our U.S. and foreign (loss) / income before income taxes for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
U.S.	(15,510)	1,942	17,296
Foreign	(148,797)	(28,077)	8,927

Total	$(164,307)	$(26,135)	$26,223

Provision for Income Taxes
The following table summarizes our provision for income taxes for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
Current income tax expense:
U.S. Federal	1,424	1,035	(1,608)
Foreign	(4,440)	(8,235)	(14,210)

Total current income tax expense	(3,016)	(7,200)	(15,818)

Deferred income tax expense:
U.S. Federal	2,653	—	—
Foreign	21,801	12,425	8,749

Total deferred income tax expense	24,454	12,425	8,749

Income tax benefit / (expense)	$21,438	$5,225	$(7,069)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Deferred Income Taxes
As of December 31, 2020 and 2019, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2020	As of December 31, 2019
Non-current deferred tax assets	66,768	36,700

Total deferred tax assets	66,768	36,700

Less valuation allowance	(9,026)	(11,349)

Net deferred tax assets	57,742	25,351

Non-current tax liabilities	(11,111)	—

Total deferred tax liabilities	(11,111)	—

Total deferred tax	$46,631	$25,351

The following table summarizes the composition of deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Tax loss carryforwards	33,036	25,717
Allowance for credit expected losses	4,161	462
Royalties	533	69
Provisions and other assets	22,978	11,319
Property and equipment	268	(438)
Intangible assets	(9,377)	—
Others	4,058	(429)

Total deferred tax assets, net before valuation allowance	$55,657	$36,700

Less valuation allowance	(9,026)	(11,349)

Total deferred tax assets, net after valuation allowance	$46,631	$25,351

As of December 31, 2020, we have both foreign and U.S. net operating loss carryforwards (“NOLs”) of $143,823. If not utilized, the NOLs will begin to expire, as follows:

	As of December 31, 2020
Expiration date	U.S.	Foreign
Expires 2021	—	536
Expires 2022	—	977
Expires 2023	—	31,162
Expires 2024 and thereafter	—	58,464
Without expiration dates	1,305	51,379

Total NOLs (1)	$1,305	$142,518

(1)	A partial valuation allowance is booked as of December 31, 2020 in order to reserve $58,765 of the tax loss carryforwards detailed above.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table shows the breakdown of our NOLs by country of origin as of December 31, 2020:

Country	NOL gross amount	Expiration terms
Brazil	48,584	No expiration. Offset limitation to 30% of taxable income
Mexico	47,824	10 years
Argentina	35,408	5 years
Colombia	7,559	12 years
Others	4,448

Total NOLs	$143,823

In the aggregate, we have foreign and U.S NOLs amounting to $52,684 which may be carried forward indefinitely but subject to certain percentage limitations of taxable income each year.
As of December 31, 2020, we had a valuation allowance of $8,742 related to certain NOL carryforwards for which it is more likely than not the tax benefits will not be realized. The valuation allowance decreased by $2,323 from the amount recorded as of December 31, 2019 primarily due to the reduction of a portion of valuation allowances of the Brazil subsidiary. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The following table presents the changes in our valuation allowance for the years ended December 31, 2020, 2019 and 2018:

Valuation allowance
Balance as of January 1, 2018	$42,584
Increases	997
Decreases	(25,574)

Balance as of December 31, 2018	$18,007

Increases	5,892
Decreases	(12,550)

Balance as of December 31, 2019	$11,349

Increases	754
Decreases	(3,077)

Balance as of December 31, 2020	$9,026

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. We have foreign subsidiaries with aggregated undistributed earnings of $
27,506
as of December
31
,
2020
. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences. We consider the earnings of our foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason we have not recorded a deferred tax liability.
Reconciliation of Statutory Income Tax Rate to Effective Income Tax Rate
A reconciliation of the provision for income taxes computed by applying the weighted average income tax rate for the years ended December 31, 2020, 2019 and 2018 to total income tax expense is as follows:

	Year ended December 31,
	2020	2019	2018
Net (loss) / income before income tax	$(164,307)	$(26,135)	$26,223
Weighted average income tax rate (3)	27%	29%	39%

Income tax (benefit) / expense at weighted average income tax rate	$(43,651)	$(7,474)	$10,273
Permanent differences:
Non-taxable income (1)	7,959	(469)	(1,448)
Foreign non-creditable withholding tax (2)	1,471	4,439	4,193
Non-deductible expenses	12,161	1,054	1,346
Currency translation adjustment	1,289	1,891	1,902
Tax credits recovery	12	(157)	—
Others	20	553	540
Provisions and contingencies	1,747	—	—
True up	849	(2,693)	1,204
Change in valuation allowance	(3,367)	(5,010)	(10,941)
Change in tax rate	72	2,641	—

Income tax (benefit) / expense	$(21,438)	$(5,225)	$7,069

(1)	Includes tax (benefits) / losses generated by operations located in the Uruguayan “Free Trade Zone”.
(2)	Includes foreign withholding taxes on royalties and services.
(3)
We use a weighted average rate for the income tax reconciliation, since the majority of our operations are outside the U.S. The calculation is performed based on an average between the enacted tax rates of the foreign jurisdictions.

Our effective tax rate for the year ended December 31, 2020 was 13%, lower than the weighted average rate of 27% due primarily to the changes in tax rate related to the Promotional Regime enacted in Argentina, which reduced the income tax rate to 15% as from the following year and the reversal of valuation allowances.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Our effective tax rate for the year ended December 31, 2019 was 20%, lower than the weighted average rate of 29% due to the decrease in non-taxable
income and the changes in valuation allowances related to our Brazilian subsidiary.
Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits and interest is as follows:

	Year ended December 31,
	2020	2019	2018
Balance, beginning of year	—	—	—
Increases to tax positions related to current year	—	—	—
Increases to tax positions related to prior years (1)	31,778	—	—
Decreases to tax positions related to prior years	—	—	—
Reductions due to lapsed statute of limitations	—	—	—
Settlements during current year	—	—	—
Interest and penalties	1,128	—	—

Balance, end of year	$32,906	$—	$—

(1)	Corresponds to uncertain tax positions recognized as part of the acquisition of the Best Day Group. See Note 4.
As of December 31, 2020, we had $32,906 of gross unrecognized tax benefits, if recognized, would affect the effective tax rate. As of December 31, 2019, and 2018, we did not
have gross unrecognized tax benefits that would have affected the effective tax rate.
As of December 31, 2020, total gross interest and penalties accrued was $18,879. During the year ended December 31, 2020 we recognized interest expense of $1,128 in connection with our unrecognized tax benefits.
We evaluate the tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the income tax provision as appropriate.
We are routinely audited by U.S. federal and foreign income tax authorities. At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. The Mexican Tax Authority is currently examining the income tax returns for the 2014, 2015 and 2017 tax years of our subsidiary Viajes Beda. The Mexican Tax Authority has already issued a notice of observations for fiscal year 2014. We are currently preparing the information requested in order to submit a response and reject any adjustment related to the issues raised during the tax audit.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

During the third quarter of 2020, the Internal Revenue Service (“IRS”) issued final adjustments related to foreign tax credits allocation criteria taken during our fiscal year 2017. We recognized a tax assessment of $1,649 as income tax provision. Tax liability is expected to be offset with net operating losses and the final payment could be refunded by the IRS.
The Coronavirus Aid, Relief, and Economic Security Act (CARES Act)
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, a relief package comprising a combination of tax provisions and other stimulus measures. The CARES Act broadly provides entities tax payment relief and significant business incentives and makes certain technical corrections to the Tax Act. The tax relief measures for entities include a five-year net operating loss carry back, increases interest expense deduction limits, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property. The CARES Act also provides other non-income
tax benefits, including federal funding for a range of stabilization measures and emergency funding to assist those impacted by the
COVID-19
pandemic.
Under the Tax Act, NOL deductions arising in tax years beginning after December 31, 2017, can offset only up to 80% of future taxable income. The Tax Act also prohibits NOL carrybacks for NOLs arising in tax years ending after December 31, 2017 but allows indefinite carryforwards.
On the contrary, the CARES Act provides that NOLs arising in tax years beginning after December 31, 2017, and ending before January 1, 2021, may be carried back for five years. Generally, any NOL carried back must be carried back to the earliest applicable tax year. Further, the 80% limitation enacted under the Act is temporarily suspended for tax years beginning before 2021 and will be reinstated beginning in 2021. Under these conditions, NOLs arising in 2018, 2019 or 2020 could be carried back to years before 2018, in order to maximize the potential cash refund associated with carryback claims.
We could be allowed to apply for this benefit and the current NOLs could be carried back to compensate potential claims of the IRS. We continue to assess the effect of the CARES Act and ongoing government guidance related to
COVID-19
that may be issued.

20.	Segment information
We organize our business into two reportable segments: (1) “Air” and (2) “Packages, Hotels and Other Travel Products”.
Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline
flight products.
Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.
Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

For the year ended December 31, 2020, we have changed our calculation of Adjusted Segment EBITDA reported to the Chief Operating Decision Maker (“CODM”) to exclude restructuring charges and acquisition costs. We have effected this change retroactively to all years presented. However, we did not have restructuring charges in either the years ended December 31, 2019 or 2018. We did not engage in acquisition activity in the year ended December 31, 2018.
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
Adjusted Segment EBITDA is calculated, with respect to each segment, as net loss adjusted for (1) provision for income taxes; (2) total financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring charges.
Adjusted Segment EBITDA includes allocations of certain expenses based on transaction volumes and other usage metrics. Our allocation methodology is periodically evaluated and may change.
There are no intersegment revenues in any of the periods presented.
As depreciation and amortization are not included in our segment’s performance measure, we do not report assets by segment as it would not be meaningful. Our CODM does not regularly use this information.
The following tables present our segment information for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31, 2020
	Air	Packages, Hotels and Other travel products	Unallocated	Total Consolidated
Revenue	$62,713	$68,621	$—	$131,334

Adjusted EBITDA	$(32,890)	$(82,377)	$(6,546)	$(121,813)

Depreciation and amortization	(9,784)	(9,784)	(10,112)	(29,680)
Stock-based compensation expense	—	—	(7,312)	(7,312)
Impairment charges	—	—	(1,917)	(1,917)
Restructuring charges	—	—	(13,360)	(13,360)
Acquisition transaction costs	—	—	(3,135)	(3,135)

Operating loss	$(42,674)	$(92,161)	$(42,382)	$(177,217)
Financial income, net	—	—	—	12,910

Loss before income tax	—	—	—	$(164,307)
Income tax benefit	—	—	—	21,438

Net loss for the year	—	—	—	$(142,869)
Net loss attributable to redeemable non-controlling interest	—	—	—	282

Net loss attributable to Despegar.com, Corp.	—	—	—	$(142,587)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

	Year ended December 31, 2019
	Air	Packages, Hotels and other travel products	Unallocated	Total Consolidated
Revenue	$201,638	$323,238	$—	$524,876

Adjusted EBITDA	$3,346	$36,546	$(13,249)	$26,643

Depreciation and amortization	(7,716)	(7,716)	(7,364)	(22,796)
Stock-based compensation expense	—	—	(11,686)	(11,686)
Impairment charges	—	—	—	—
Restructuring charges	—	—	—	—
Acquisition transaction costs	—	—	(1,081)	(1,081)

Operating (loss) / income	$(4,370)	$28,830	$(33,380)	$(8,920)
Financial expense, net	—	—	—	(17,215)

Loss before income tax	—	—	—	$(26,135)
Income tax benefit	—	—	—	5,225

Net loss for the year	—	—	—	$(20,910)

	Year ended December 31, 2018
	Air	Packages, Hotels and other travel products	Unallocated	Total Consolidated
Revenue	$214,804	$315,810	$—	$530,614

Adjusted EBITDA	$27,790	$37,739	$2,115	$67,644

Depreciation and amortization	(4,630)	(4,582)	(5,913)	(15,125)
Stock-based compensation expense	—	—	(6,766)	(6,766)
Impairment charges	—	—	(363)	(363)
Restructuring charges	—	—	—	—
Acquisition transaction costs	—	—	—	—

Operating income / (loss)	$23,160	$33,157	$(10,927)	$45,390
Financial expense, net	—	—	—	(19,167)

Income before income tax	—	—	—	$26,223
Income tax expense	—	—	—	(7,069)

Net income for the year	—	—	—	$19,154

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Revenue by Business Model, Type and Country
The following table presents our revenues by business model, revenue type and country for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
Business Model:
Prepay/Merchant Model	102,591	407,258	415,812
Pay-at-Destination/Agency Model	1,305	13,130	20,143
Others (1)	27,438	104,488	94,659

Total Revenue	$131,334	$524,876	$530,614

Revenue Type:
Commissions and service fees	100,908	426,082	428,722
Incentive fees	17,040	72,912	80,710
Advertising	5,040	15,063	15,170
Others (2)	8,346	10,819	6,012

Total Revenue	$131,334	$524,876	$530,614

Country:
Argentina	16,112	98,946	122,656
Brazil	45,289	159,676	165,688
Uruguay	9,240	131,160	142,902
Mexico	30,801	39,500	38,243
Other countries (3)	29,892	95,594	61,125

Total Revenue	$131,334	$524,876	$530,614

(1)	Others includes incentive fees, advertising, breakage, loyalty and interest revenue.
(2)	Others includes breakage, loyalty, destination services and interest revenue.
(3)	Other countries include Chile, Peru, Colombia, Ecuador and United States.
Assets by Country
The following table presents our main assets by country:

	As of December 31, 2020	As of December 31, 2019
Goodwill:
Argentina	2,455	3,048
Brazil	14,132	10,508
Mexico	81,137	7,543
Uruguay	16,839	16,839
Other countries (1)	8,654	9,018

	$123,217	$46,956

Intangible assets:
Argentina	28,104	28,487
Uruguay	28,500	14,859
Mexico	36,546	—
Other countries (2)	3,345	6,273

	$96,495	$49,619

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

	As of December 31, 2020	As of December 31, 2019
Property and equipment:
Argentina	9,661	7,067
Brazil	2,056	3,779
Mexico	3,538	—
Uruguay	499	929
United States	3,304	4,357
Other countries (3)	3,404	5,073

	$22,462	$21,205

(1)	Other countries include Chile, Peru and Colombia
(2)	Other countries include Chile, Peru, Colombia, Brazil and United States.
(3)	Other countries include Chile, Peru, Colombia and Ecuador.

21.	Commitments and contingencies
Commitments:
Operating leases
Our commitments include operating lease commitments. Generally, our property and equipment, including a fleet of dedicated vans to provide transportation services, office and retail space, and others are supplied through operating leases. The future contractual aggregate minimum lease payments under non-cancellable
operating leases and other commitments are disclosed in Note 28.
Employment Agreements
In the ordinary course of business, we entered into employment agreements with certain of our key employees which provide for compensation guidelines. Generally, we pay compensation to our executive officers in the form of (i) cash paid on a monthly basis and (ii) an annual bonus subject to the fulfillment of certain performance targets. We recognize compensation in “Other liabilities” in our consolidated balance sheets and in “General and administrative” expenses in our consolidated statements of income.
As mentioned in Note 18, due to the
COVID-19
impact on the global travel industry and our business and results of operations, we temporarily reduced salaries of our senior and middle management and suspended bonuses to all employees.
Best Day Earnout Provision
The Acquisition Agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20,000 based solely on the performance of our share price during a measurement period of six months (the “earnout measurement period”) prior to the fourth anniversary of the Closing Date. The earnout, if any, will be payable in cash on October 1, 2024.
We will pay no earnout to the sellers if our average share price is below $10 during the earnout measurement period. We will pay $5,000 to the sellers if our average share price is between $10 and $15 during the earnout measurement period. We will pay $10,000 to the sellers if our average share price is between $15 and $20 during the earnout measurement period. We will pay $15,000 to the sellers if our average share price is between $20 and $25 during the earnout measurement period. And we will pay $20,000 to the sellers if our average share price is above $25 during the earnout measurement period.
As of the date of acquisition, we estimated an additional consideration of $1,526 will be paid. We remeasured the contingent consideration as of December 31, 2020 and adjusted it to $3,765. We recognized the change in the fair value of the earnout liability under “General and administrative” expenses in our consolidated statements of income. See Note 4 for additional information on the acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Services Agreement with Mr. Julián Balbuena Alonso and BD Operadora de Servicios, S.A. de C.V. (“BOS”)
Our subsidiary, Viajes Beda, entered into a services agreement (the “Services Agreement”) with Mr. Julián Balbuena Alonso (“JBA”) and BD Operadora de Servicios, S.A. de C.V. (“BOS”) (collectively herein referred to as the “Service Providers”) pursuant to which the Service Providers provide consulting services to Viajes Beda for a limited period of 120 days commencing on October 1, 2020. Under the terms of the Services Agreement, the Service Providers are encouraged to renegotiate more beneficial terms and conditions with travel suppliers in consideration for a fee ranging from $0 to $5,000.
We accrued $1,819 towards the completion of the services as of December 31, 2020. The amount was recognized in “General and administrative” expenses in our consolidated statements of income for the year ended December 31, 2020.
Contingencies:
Legal Proceedings
We are a party to various lawsuits and claims arising out of the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.
As of December 31, 2020, we have provided an amount of $9,990 to cover for probable losses.
Labor, Social Security and
Non-Income
Tax Contingencies
We have reserved for certain foreign labor, social security and non-income
tax contingencies based on the likelihood of an obligation in accordance with accounting guidance for probable loss contingencies. Loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded.
As of December 31, 2020, we have provided an amount of $23,357 related to labor, social security and non-income
tax contingencies. While we believe that the assumptions and estimates used to determine contingent liabilities are reasonable, the ultimate outcome of these matters cannot presently be determined.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Tax Audits
We are involved in various tax matters, with respe
c
t to some of which the outcome is uncertain. We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first interim period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. See Note 19 for details.

22.	Related party transactions
Balances and operations with Expedia
Expedia, Inc. (“Expedia”), a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company.
In March 2015, we entered into an outsourcing agreement (the “Expedia Lodging Outsourcing Agreement”) pursuant to which all hotel and other lodging reservations for countries outside of Latin America offered through our platforms were provided by Expedia on an exclusive basis. The Expedia Lodging Outsourcing Agreement was amended in November 2019 (hereinafter referred to as the “Expedia Amended and Restated Lodging Outsourcing Agreement”) to allow us to contract 10% of lodging inventory directly without using Expedia. Under the Expedia Amended and Restated Lodging Outsourcing Agreement, Expedia is also the preferred provider of hotel and other lodging reservations in Latin America. The term of the Expedia Amended and Restated Lodging Outsourcing Agreement renews annually automatically unless terminated in accordance with its terms. We lastly renewed the Expedia Amended and Restated Lodging Outsourcing Agreement in November 2020.
Under the Expedia Amended and Restated Lodging Outsourcing Agreement, we are required to reach certain marketing fee thresholds during specified periods. Failure to reach the minimum marketing fee thresholds may require us to pay a $125,000 termination fee. Expedia may also unilaterally terminate the Expedia Amended and Restated Lodging Outsourcing Agreement in the event of a change of control of the Company. Beginning March 2022, we may unilaterally terminate the Expedia Amended and Restated Lodging Outsourcing Agreement upon payment of a $125,000 termination fee. As noted in more detail below, in connection with the
COVID-19
pandemic, Expedia has agreed to waive its termination right relating to minimum marketing fee thresholds for any period through December 31, 2021.
In August 2016, we entered into another outsourcing agreement with Expedia (the “Despegar Outsourcing Agreement”) pursuant to which we are required to make our hotel reservations inventory available to certain affiliates of Expedia. The Despegar Outsourcing Agreement has a three-year term that renews automatically for one-year periods
unless either party elects not to renew. We lastly renewed the Despegar Outsourcing Agreement in August 2020 for an additional one-year
term.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

As a result of the impact of the
COVID-19
pandemic on the global travel industry and our business in particular, on August 20, 2020, we entered into an amendment to the Expedia Amended and Restated Lodging Outsourcing Agreement. Expedia agreed to waive its termination rights under the Expedia Amended and Restated Lodging Outsourcing Agreement relating to minimum marketing fee thresholds for any period through December 31, 2021, subject to certain conditions. Additionally, we have entered into a Nominating Agreement with Expedia, pursuant to which Expedia has the right to designate one individual to be a nominee for election to our Board of Directors and we shall cause such Expedia designee to be included in the slate of directors approved and recommended by the Board for election at each meeting of shareholders at which the term of an Expedia designee will expire. According to the Nominating Agreement, Mr Adam Jay was appointed as a member of the Board.
Under the Expedia Amended and Restated Lodging Outsourcing Agreement and the Despegar Outsourcing Agreement, we maintained a net payable position with Expedia of $11,177 and $67,047 recognized under “Related party receivable” and “Related party payable” in our consolidated balance sheet as of December 31, 2020 and 2019, respectively. We generated revenue of $7,066, $38,760 and $43,975 for the years ended December 31, 2020, 2019 and 2018, respectively. Revenue from Expedia represented 5%, 7% and 8% of our total consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

23.	Fair value measurements
Items measured at fair value on a recurring basis
Financial assets and liabilities carried at fair value at December 31, 2020 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	88,061	—	—	88,061
Time deposits	45,031	—	—	45,031
Derivatives
Foreign currency forwards	—	725	—	725

Total assets at fair value	$133,092	$725	$—	$133,817
Liabilities
Accrued earnout liability	—	—	(3,765)	(3,765)

Total liabilities at fair value	$—	$—	$(3,765)	$(3,765)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Financial assets and liabilities carried at fair value at December 31, 2019 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	36,374	—	—	36,374
Time deposits	153,838	—	—	153,838
Derivatives
Foreign currency forwards	—	454	—	454

Total assets at fair value	$190,212	$454	$—	$190,666
Liabilities
Derivatives
Foreign currency forwards	—	(1,271)	—	(1,271)

Total liabilities at fair value	$—	$(1,271)	$—	$(1,271)
We value our derivative instruments using pricing models. Pricing models consider the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and foreign currency exchange rates. Derivatives are considered “Level 2” fair value measurements. Our derivative instruments are typically short-term in nature.
We measure the fair value of the earnout payment using a series of “digital options”. We believe this methodology can be applied because our earnout payment provides for a fixed payment to the sellers if our stock price exceeds a predetermined strike price during the earnout measurement period. In the application of this methodology, we performed a valuation in a risk neutral framework, using a Black-Scholes-Merton Digital call option formula. The significant inputs used were our share price as of the valuation date, our share price historical volatility, U.S. risk free rate, estimated term and credit-risk adjustment spread.
We classify our cash equivalents and investments within Level 1 as we value our cash equivalents and investments using quoted market prices.
We hold term deposit investments with financial institutions. Term deposits with original maturities of less than three months are classified as cash equivalents and those with remaining maturities of less than one year are classified within short-term investments.
As of December 31, 2020, and 2019, our cash and cash equivalents consisted primarily of term deposits with maturities of three months or less and bank account balances.
Items measured at fair value on a
non-recurring
basis
Our
non-financial
assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value only when an impairment charge is recognized, or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs. During the fourth quarter ended December 31, 2020, we recorded an impairment of $593 to carry goodwill to fair value. During the third quarter ended September 30, 2020, we recorded an impairment of $271 to carry office assets to fair value. During the second quarter ended June 30, 2020, we recorded an impairment of $1,053 to carry customer relationship intangibles to fair value. See Notes 11, 12 and 13 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

24.	Earnings per share
The following table presents our basic and diluted earnings per share for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
Basic and diluted earnings per share
Net loss for the year	(142,869)	(20,910)
Less: Net loss for the year attributable to redeemable non-controlling interest	282	—

Net loss for the year attributable to Despegar.com, Corp.	(142,587)	(20,910)

Accretion of redeemable non-controlling interest to redemption value	(78)	—
Accretion of redeemable Series A preferred stock to redemption value	(2,831)	—
Accrued dividends of redeemable Series A preferred stock	(4,212)	—
Dividends of redeemable Series B preferred stock	(553)	—

Net loss for the year attributable to Despegar.com, Corp. common shareholders	(150,261)	(20,910)

Numerator of basic and diluted earnings per share	(150,261)	(20,910)

Weighted average common shares outstanding—basic and diluted	73,001	69,465
Denominator of basic and diluted earnings per share	73,001	69,465

Basic and diluted earnings per share	(2.06)	(0.30)
For the year ended December 31, 2020, we excluded 1,680 of outstanding stock awards and 5,405 convertible preferred stock from the calculations of diluted earnings per share attributable to common stockholders because their effect would have been antidilutive.
For the year ended December 31, 2019, we excluded 1,150 of outstanding stock awards from the calculations of diluted earnings per share attributable to common stockholders because their effect would have been antidilutive.
Basic and diluted earnings per share is presented using the
two-class
method required for participating securities. We consider that our Series B preferred stock to be participating securities and, in accordance with the two-class
method, earnings allocated to participating securities and the related number of outstanding shares of participating securities are excluded from the computation of basic and diluted net loss per common share. If a dividend is paid on common stock, the holders of Series B preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted
basis). As the holders of our Series B preferred stock do not have contractual obligation to share in the losses of the Company, the net loss attributable to common stockholders for each period is not allocated between common stock and participating securities. Accordingly, preferred stock is excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

25.	Shareholders’ equity and mezzanine equity
In connection with our issuances of
non-convertible
redeemable Series A preferred shares and warrants to L Catterton Latin America III, L.P. and convertible redeemable Series B preferred shares to Waha LATAM Investments Limited, on September 18, 2020, we amended our Memorandum of Association and Articles of Association to establish the terms of the Series A Preferred Shares and Series B Preferred Shares. See Note 6 for a description of the terms of the Series A Preferred Shares and Series B Preferred Shares.
Common Stock
We are authorized to issue an unlimited number of common shares without par value. Common stock is entitled to 1 vote per share. Common stock qualifies for dividends, when and if declared by our Board of Directors.
Preferred Stock
We are authorized to issue 150,000 series A preferred shares without par value (the “Series A Preferred Shares”) and 50,000 series B preferred shares without par value (the “Series B Preferred Shares”). Both Series A Preferred Shares and Series B Preferred Shares are not part of our shareholders’ equity, rather they are classified as mezzanine equity due to their redemption features. See Note 6 for a description of the rights attaching to the Series A Preferred Shares and Series B Preferred Shares.
The Series A Preferred Shares are classified within the mezzanine equity section on our consolidated balance sheet as of December 31, 2020 due to the provisions that could cause the equity to be redeemable at the option of the holder. The Series B Preferred Shares are classified within the mezzanine equity section on our consolidated balance sheet as of December 31, 2020 due to the provisions that cause the equity to be redeemable upon the occurrence of a change of control.
As of December 31, 2020, and 2019, we have no preferred stock outstanding as part of our shareholders’ equity.
Warrants
Pursuant to the L Catterton Investment Agreement, we agreed to issue to the Catterton Purchaser, Warrants to purchase 11,000,000 Common Shares at an exercise price of $0.01 per share (“Penny Warrants”), subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the Common Shares. The Penny Warrants expire ten years after the Catterton Closing Date. The Penny Warrants vest and are exercisable as of the issuance date.
We classified our warrants in our shareholders’ equity and are included in our consolidated balance sheet as of December 31, 2020 within “Additional paid-in
capital”.
Treasury Stock
As of both December 31, 2020, and 2019, our treasury stock was comprised of $68,267 and 5,008,307 shares of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Share Repurchases
During the years ended December 31, 2018 and 2019, our Board of Directors approved share repurchase programs under which we were authorized to repurchase up to $75,000 and $100,000 of common stock, respectively, and were active for a period of one year as from authorization. These share repurchases could be made through a variety of methods, including in the open market, a
10b5-1
program and through privately negotiated transactions. The timing and number of common stocks repurchased depended on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. We were not obligated to purchase any specific number of common stock and the share repurchase program may be suspended, terminated or modified at any time for any reason.
Shares repurchased under the authorized programs were as follows:

	Year ended December 31,
	2020	2019	2018
Number of shares repurchased	—	3,463,832	1,544,475
Average price per share	—	12.17	16.84

Total cost of repurchases (1)	—	42,167	25,999
(1)
Amount excludes transaction costs.
We have no share repurchase program outstanding as of December 31, 2020.
Dividends on our Common Stock
During the years ended December 31, 2020, 2019 and 2018, we neither declared nor paid any dividends.
Dividends on our Preferred Stock
During the year ended December 31, 2020, we paid $553 of dividends to our Series B preferred shareholders.
Accumulated Other Comprehensive Income / (Loss)
The balance of accumulated other comprehensive income / (loss) as of December 31, 2020 and 2019 was comprised of foreign currency translation adjustments. These translation adjustments include foreign currency translation losses for the years ended December 31, 2020, 2019 and 2018 of $13,190, $2,441 and $13,272, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

26.	Financial income / (expense), net
The following table presents the components of financial income / (expense), net:

	Year ended December 31,
	2020	2019	2018
Foreign exchange gains / (losses)	11,131	(6,982)	(10,511)
Gains / (losses) on derivative financial instruments	10,648	3,648	45
Interest income	3,857	7,944	7,415
Interest expense	(5,471)	(5,767)	(4,370)
Factoring expense	(2,194)	(15,379)	(12,368)
Bank expenses	(1,371)	(481)	(434)
Others	(3,690)	(198)	1,056

Total financial income / (expense), net	$12,910	$(17,215)	$(19,167)

27.	Stock-based compensation
Pursuant to the Amended and Restated 2016 Stock Incentive Plan, we may grant restricted stock units (“RSUs”) and stock options to directors, officers and/or employees. As of December 31, 2020, we had 1,919,099 shares of common stock reserved for new stock-based awards under the Amended and Restated 2016 Stock Incentive Plan. We issue new shares to satisfy the exercise or release of stock-based awards.
Our employee stock options consist of service-based awards. The majority of our stock options vest over 6 years. During the year ended December 31, 2020, we started issuing RSUs as our primary form of stock-based compensation, which vest 33% or 25% after one year and will then vest quarterly over the following three or four years, respectively.
The following table presents a summary of our RSU activity:

	RSUs	Weighted average grant-date fair value
Balance as of January 1, 2018	90,626	$7.47
Granted	1,394,159	$12.48
Vested (1)	(164,814)	$10.88

Balance as of December 31, 2018	1,319,971	$12.33
Granted	340,565	$11.49
Vested	(362,577)	$12.23
Cancelled	(148,215)	$12.64

Balance as of December 31, 2019	1,149,744	$12.08
Granted	1,409,680	$7.89
Vested	(419,367)	$10.95
Cancelled	(460,851)	$10.32

Balance as of December 31, 2020	1,679,206	$9.33
(1)
90,626 vested RSU pertained to the former 2015 Stock Incentive Plan. There is no more activity under this plan.
The total market value of shares vested during the years ended December 31, 2020, 2019 and 2018 was $3,648, $5,707 and $1,548, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table presents a summary of our stock option activity:

	Options	Weighted average exercise price	Remaining contractual life (in years)	Aggregate intrinsic value

Balance as of January 1, 2018	3,496,058	$26.02	—	—
Granted	1,174,489	$23.50	—	—
Exercised	(4,973)	$12.00	—	—
Forfeited / Cancelled	(1,873,213)	$26.43	—	—

Balance as of December 31, 2018	2,792,361	$17.50	—	—
Granted	225,903	$17.50	—	—
Exercised	(44,096)	$12.00	—	—
Forfeited / Cancelled	(436,280)	$17.50	—	—

Balance as of December 31, 2019	2,537,888	$17.50	—	—
Exercised	(33,133)	$11.31	—	—
Forfeited / Cancelled	(1,685,242)	$17.05	—	—

Balance as of December 31, 2020	819,513	$9.11	2	$10.50

Exercisable as of December 31, 2020	423,644	$6.03	2	$5.43
Vested and expected to vest after December 31, 2020	819,513	$12.41	2	$5.07
The aggregate intrinsic value of outstanding options shown in the stock option activity table above represents the total pretax intrinsic value at December 31, 2020, based on our closing stock price of $12.81 as of the last trading date in 2020. The total intrinsic value of stock options exercised was $10,498, $34,211 and $34,653 for the years ended December 31, 2020, 2019 and 2018.
We did not grant options during the year ended December 31, 2020. The fair value of stock options granted during the years ended December 31, 2019 and 2018 were estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

	2020	2019	2018
Risk-free interest rate	—	1.95%	2.48%
Expected volatility	—	39.21%	41.52%
Expected life (in years)	—	10	10
Weighted-average estimated fair value of options granted during the year	—	2.91	13.47
During the years ended December 31, 2020, 2019 and 2018, we recognized total stock-based compensation expense of $7,312, $11,686 and $6,766, respectively, within “General and administrative” expenses in our consolidated statements of income. Cash received from stock-based award exercises for the years ended December 31, 2020, 2019 and 2018 was $370, $564 and $136, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

As of December 31, 2020, there was $20,391 of unrecognized stock-based compensation expense related to unvested stock-based awards, which is expected to be recognized in expense over a weighted-average period of 3 years.

28.	Leases
We have operating leases for office space, customer centers and a fleet of dedicated vans. Our leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within one year.
As of December 31, 2020, our weighted-average discount rate and weighted-average remaining lease term were approximately 6% and 2 to 12 years, respectively. As of December 31, 2019, our weighted-average discount rate and weighted-average remaining lease term were approximately 9% and 12 years, respectively.
We had no finance leases as of any of years presented. We had not entered into leases that had not yet commenced as of any of the years presented.
As a result of the impact of
COVID-19
to the travel industry and our business and results of operations, we renegotiated some of our lease contracts which included anticipated termination, payment forgiveness and deferral of payments, and in some cases the negotiation is still open to new amendments as new events evolve.
Supplemental cash flow information related to leases were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	$10,348	$6,748
As of December 31, 2020, the operating lease liabilities will mature over the following periods:

As of December 31, 2020
2021	8,650
2022	6,026
2023	4,930
2024	4,276
2025	4,331
2026 and thereafter	18,331

Total remaining lease payments	$46,544
Less imputed interest	(9,259)

Total operating lease liabilities:	$37,285

Current operating lease liability	8,591

Non-current operating lease liability	$28,694

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Operating lease costs were $10,348 and $6,748 for the years ended December 31, 2020 and 2019. Under the lease accounting guidance in effect for the year ended December 31, 2018, rent expense was $4,354, which included operating lease costs as well as expense for non-lease
components such as common area maintenance.
Lease Agreements
As of December 31, 2020, we have operating leases outstanding for office space with Inmobiliaria Buenaventuras, S.A. de C.V., an entity related to JBA, member of the board of Viajes Beda.
As of December 31, 2020, our weighted-average discount rate and weighted-average remaining lease term under these agreements were approximately 5.1% and 3 years, respectively. Operating lease costs under these agreements were $1,071 for the year ended December 31, 2020.
Supplemental consolidated balance sheet information related to these lease agreements were as follows:

As of December 31, 2020
Operating lease right-of-use assets	$692

Current lease liabilities	378
Non-current lease liabilities	341

Total operating lease liabilities	$719

29. Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts:

	Balance, beginning of year	Charges to earnings	Charges to other accounts	Deductions	Balance, end of year
2018
Allowance for credit expected losses	3,164	1,062	(1,098)	(1,063)	2,065
2019
Allowance for credit expected losses	2,065	4,294	(104)	(3,050)	3,205
2020
Allowance for credit expected losses	3,205	12,270	2,689	(7,369)	10,795

The accompanying notes are an integral part of these consolidated financial statements.