Form 20-F
period 2021-12-31
Despegar.com, Corp.
filed 2022-04-29
CIK 1703141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

At December 31, 2021	71,246,000 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒     No   ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐     No   ☒
Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     Yes   ☒     No   ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Financial Statements
Our consolidated financial information contained in this Annual Report derives from our audited consolidated financial statements as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019 included in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars.
Adjusted Segment EBITDA
This Annual Report includes certain references to Adjusted Segment EBITDA for each of our segments (Air; and Packages, Hotels and Other Travel Products). We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash. For 2020, we have changed our definition of Adjusted Segment EBITDA to exclude restructuring charges and acquisition costs. We have effected this change retroactively to the year 2019; however, we did not have restructuring charges in 2019.
Adjusted Segment EBITDA is calculated, with respect to each segment, as our net loss for the year exclusive of financial income/(expense), income tax, depreciation, amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition costs. See note 21 to our audited consolidated financial statements for our Adjusted Segment EBITDA and segment information.
Non-GAAP
Financial Information
Consolidated Adjusted EBITDA
This Annual Report includes certain references to Consolidated Adjusted EBITDA, a non-GAAP
financial measure. We define Consolidated Adjusted EBITDA as net loss for the year exclusive of financial income/(expense), income tax, depreciation, amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition costs. For 2020, we have changed our definition of Consolidated Adjusted EBITDA to exclude restructuring charges and acquisition costs. We have effected this change retroactively to the year 2019; however, we did not have restructuring charges in 2019. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Business Metrics” for a reconciliation of Consolidated Adjusted EBITDA to net loss. Consolidated Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Consolidated Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.
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

Certain Operating Measures
This Annual Report includes certain references to the number of transactions and gross bookings, both operating measures. Number of transactions is the total number of travel customer orders completed on our platform during a given period. Gross bookings is the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Key Business Metrics.”
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
Trademarks
Our key trademarks are “Despegar”, “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “BD Experience”, “HotelDo” and “Koin”. Other trademarks or service marks appearing in this Annual Report are the property of their respective holders. Solely for the convenience of the reader, we refer to our brands in this Annual Report without the
®
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
We operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Annual Report because of new information, future events or other factors. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of future performance and the future events and circumstances discussed in this Annual Report may not occur or come into existence. In particular, the
COVID-19
pandemic, and governments’ extraordinary measures to limit the spread of the virus, have been disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions remain uncertain and changing, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this Annual Report. In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks listed below and those discussed under the caption “Item 3. Key Information—D. Risk Factors” in this Annual Report.

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

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
The following summarizes some, but not all, of the principal risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this Annual Report for a detailed description of these and other risks.

•
The ongoing
COVID-19
pandemic has disrupted the global economy and the travel industry and consequently, adversely affected our business, results of operations and cash flows, and it is difficult to predict the full extent of the impact that the pandemic will have on our Company.

•	We are subject to the risks generally associated with doing business in Latin America.

•	General declines or disruptions in the travel industry may adversely affect our business and results of operations.

•	Our business and results of operations could be adversely affected by macroeconomic conditions.

•	We are exposed to fluctuations in currency exchange rates.

•	If we are unable to maintain or increase consumer traffic to our sites and our conversion rates, our business and results of operations may be harmed.

•	We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations.

•	If we are unable to maintain existing, and establish new arrangements with travel suppliers, our business may be adversely affected.

•	We rely on the value of our brands, and any failure to maintain or enhance consumer awareness of our brands could adversely affect our business and results of operations.

•
We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could adversely affect our business.

•
Some of our airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other compensation they pay to us for the sale of airline tickets, which could adversely affect our business and results of operations.

•	Our business and results of operations could be adversely affected when one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations.

•	Any system interruption, security breaches, or lack of sufficient redundancy in our information systems may harm our businesses.

•	We are subject to payments-related fraud risks.

•	Our ability to attract, train and retain executives and other qualified employees, particularly highly-skilled IT professionals, is critical to our business and future growth.

•	We rely on third-party systems and service providers and any disruption or adverse change in their businesses could have a material adverse effect on our business.

•	Our business depends on the availability of credit cards and financing options for consumers.

•
We rely on banks or payment processors to collect payments from travel customers and facilitate payments to suppliers, and changes to credit card association fees, rules or practices may adversely affect our business.

•	Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.

•	Changes in internet browser functionality could result in a decrease in our overall revenue.

•	Our business depends on the continued growth of e-commerce and the availability and reliability of the internet in Latin America.

•	Growth of e-commerce transactions in Latin America may be impeded by the lack of secure payment methods.

•	Our future success depends on our ability to expand and adapt our operations in a cost-effective and timely manner.

•	Acquisitions could present risks and disrupt our ongoing business.

•	We are subject to potential tax, labor and social security contingencies and tax liabilities related to uncertain tax positions.

•	Internet regulation in the countries where we operate is scarce, and several legal issues related to the internet are uncertain.

•
We process, store and use personal information, card payment information and other consumer data, which subjects us to risks stemming from possible failure to comply with governmental regulation and other legal obligations.

•	Amendment to existing tax laws or regulations or enactment of new unfavorable tax laws or regulations could adversely affect our business and results of operations.

•	We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.

•	Increased labor costs, compliance with labor laws and regulations and failure to maintain good relations with labor unions may adversely affect our results of operations.

•
A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, results of operations or business growth.

•	Complaints from travel customers or negative publicity about our services can diminish consumer confidence and adversely affect our business.

•	Consumer adoption and use of mobile devices creates new challenges.

•	We rely on Expedia for substantially all of the hotel and other lodging products that we offer for all countries outside Latin America.

•	We may experience constraints in our liquidity and may be unable to access capital when necessary or desirable, either of which could adversely affect our financial condition.
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
Risks Related to Our Business
The ongoing
COVID-19
pandemic has disrupted the global economy and travel industry and consequently, adversely affected our business, results of operations and cash flows, and it is difficult to predict the full extent of the impact that the pandemic will have on our Company.
The outbreak of
COVID-19
rapidly spread across the globe in 2020 and disrupted worldwide economic activity and –in particular– the travel industry. Countries around the world, including across Latin America, adopted extraordinary measures to limit the spread of
COVID-19,
including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential
businesses, issuing stay at home advisories and orders, implementing quarantines, vaccination mandates and similar actions. During 2021 and the start of 2022, governments have continued to adopt measures in response to new variants of the virus, including most recently in response to the Omicron variant.

The degree of containment of the virus, and the recovery in travel, has varied country by country. Additionally, the number of cases of
COVID-19
has fluctuated, sometimes increasing again after periods of decline, which has impacted the recovery of travel. While countries are vaccinating their residents against
COVID-19,
uncertainty over the efficacy of the vaccine against new variants of the virus may contribute to delays in economic recovery.
Demand for travel began showing early signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spreading of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented strict measures to limit the spread of the virus. During 2020, our gross bookings decreased by 70% as compared to 2019. However, during 2021, our gross bookings increased by 76% as compared to 2020, although demand for travel has not reached pre-pandemic
levels. In addition, we have incurred additional customer service costs in connection with servicing travelers affected by the pandemic, which also has a negative impact on our results of operations.
The pandemic impeded global economic activity for an extended period and could impact the economy in the future, even as many restrictions have been lifted. The pandemic led to a significant decrease in per capita income and disposable income, increased and sustained unemployment, and a decline in consumer confidence, all of which significantly reduced discretionary spending by individuals and businesses on travel. In turn, these effects negatively impacted demand for travel services. While the global economy recovered during 2021, we cannot predict how the pandemic will affect the travel industry and our business in the long term.
As an intermediary in the travel industry, a significant portion of our revenue is affected by the operations of our travel suppliers. The effects of the pandemic and governments’ measures have forced many travel suppliers to reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, negatively impacts the products we can offer to our travel customers. We cannot predict the long-term effects of the
COVID-19
pandemic on our travel suppliers or the ways that the pandemic may fundamentally alter the travel industry. In particular, we may need to adjust to a travel industry with fewer and different suppliers as well as structural changes to certain types of travel.
While we have undertaken actions to mitigate the effects of
COVID-19
on our business, our cost-savings activities may lead to disruptions in our business, inability to enhance or preserve our brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.
As the
COVID-19
pandemic and government containment measures evolve over time, it is difficult to estimate with accuracy the impact to our future revenues, results of operations, cash flows or liquidity. The impacts have been, and are expected to continue to be, significant and could continue to have a material adverse effect on our business, financial condition, results of operations and cash flows for the foreseeable future.
We are subject to the risks generally associated with doing business in Latin America.
Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have a significant number of transactions from Brazil, Mexico and Argentina as well as other Latin American countries. In 2021 and 2020, Brazil accounted for 31% and 47% of our total transactions and Argentina accounted for 11% and 11% of our total transactions. In addition, on October 1, 2020 we completed our acquisition of Best Day, significantly increasing our exposure to Mexico. In 2021 and 2020, Mexico accounted for 27% and 20% of our total transactions.
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
Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•	health-related risks, such as the ongoing COVID-19 pandemic, or future outbreaks of Zika virus, H1N1 influenza, Ebola virus, yellow fever, avian flu, or other serious contagious diseases;

•	terrorist attacks or threats of terrorist attacks or wars;

•	fluctuations in currency exchange rates;

•	increased prices in the airline ticketing, hotel, or other travel-related sectors;

•	significant changes in oil prices;

•	travel-related strikes or labor unrest, bankruptcies or liquidations;

•	travel-related accidents or the grounding of aircraft due to safety or other concerns;

•	political unrest;

•	high levels of crime;

•	natural disasters or severe weather conditions, including volcanic eruptions, hurricanes, flooding or earthquakes;

•	changes in immigration policy; and

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
Our business and results of operations could be adversely affected by macroeconomic conditions.
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
As an intermediary in the travel industry, a significant portion of our revenue is affected by prices charged by travel suppliers. During periods of poor economic conditions, airlines, hotels and other travel suppliers tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue, including our consumer fee-based
income. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions decline globally or in Latin America, our business, financial condition and results of operations could be adversely impacted.
Current uncertain global macroeconomic and political conditions could adversely affect our business and results of operations.
Our results of operations are affected by global macroeconomic and political conditions, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Global macroeconomic and political conditions may also materially affect travel suppliers and travelers.
The current invasion of Ukraine by Russia has escalated tensions among the United States, the North Atlantic Treaty Organization (“NATO”) and Russia. The United States and other NATO member states, as well as non-member
states, have announced new sanctions against Russia and certain Russian banks, enterprises and individuals. These and any future additional sanctions and any resulting conflict between Russia, the United States and NATO countries could have an adverse impact on our business. This invasion, ongoing military conflict, resulting sanctions and related countermeasures by NATO states, the United States and other countries are likely to continue to lead to market disruptions, including significant volatility in commodity prices, credit and capital markets which could have an adverse impact on our business and results of operations. In particular, we may be affected by the rise in the price of oil which may impact jet fuel and affect airfares. Additionally, international travel by Latin American customers to developed countries such as the United States and NATO countries may be reduced in the extent that the conflict escalates.

We are exposed to fluctuations in currency exchange rates.
Because we conduct our business outside the United States and receive almost all of our revenue in currencies other than the dollar, but report our results in dollars, we face exposure to movements in currency exchange rates, particularly those related to the Brazilian real, the Mexican peso and the Argentine peso. The currencies of countries where we operate have historically experienced significant devaluations against the dollar. The Brazilian real depreciated 4%, 29% and 7.3% during 2019, 2020 and 2021, respectively; the Mexican peso appreciated 3.7% during 2019 and depreciated 5.2% and 3.1% during 2020 and 2021, respectively; and the Argentine peso depreciated 59.0%, 40.5% and 22.1% during 2019, 2020 and 2021, respectively.
If the dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will typically result in increased revenue and operating expenses, and our revenue and operating expenses will typically decrease if the dollar strengthens. Moreover, if the dollar strengthens against the foreign currencies of countries in which we operate, the purchasing power of our travel customers from those countries could be negatively affected by potentially increased prices in local currencies, and we could experience a reduction in the demand for our travel services, particularly with respect to international travel.
Additionally, foreign exchange exposure also arises from
pre-pay
transactions, where we accept upfront payments for bookings in the travel customer’s home currency, but payment to the hotel is not due until after the travel customer checks out and is paid by us in the hotel’s home currency. We are therefore exposed to foreign exchange risk between the time of the initial reservation and the time when the hotel is paid.
We attempt to minimize our foreign currency exposures by managing natural hedges, netting our current assets and current liabilities in the same foreign currencies, and managing short term loans and investments for hedging purposes. Additionally, from time to time we enter into derivative transactions. However, depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to effectively hedge our exposure, we could experience a material adverse effect on our financial condition and results of operations.
We incurred net losses, operating losses and negative operating cash flows in 2021 and 2020 and may experience earnings declines or net losses in the future.
In 2021 and 2020, we incurred net losses of $104.6 million and $142.6 million, operating losses of $95.9 million and $177.2 million, and negative operating cash flows of $38.2 million and $118.3 million, respectively. In addition, as of December 31, 2021 we had an accumulated stockholders’ deficit of $31.7 million. We cannot assure you that we will achieve profitability in the future. Our ability to achieve profitability depends on various factors, including our ability to generate additional transaction volume and revenue and control our costs and expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Annual Report, and we may further encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. If our costs and expenses increase at a more rapid rate than our revenue, we may not be able to sustain profitability and may incur losses.
If we are unable to maintain or increase consumer traffic to our sites and our conversion rates, our business and results of operations may be harmed.
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
There are many factors that could negatively affect user retention, growth, and engagement, including if:

•	we fail to offer compelling products and services;

•	users increasingly engage with competing products and services instead of ours;

•	we fail to introduce new and exciting products and services or those we introduce are poorly received;

•	our websites or mobile apps fail to operate effectively on the iOS and Android mobile operating systems;

•	we do not provide a compelling user experience;

•	we are unable to combat spam or other hostile or inappropriate usage on our products, or if our anti-fraud measures are too conservative and we reject too many bona fide transactions;

•	there are changes in user sentiment about the quality or usefulness of our existing products and services;

•	there are concerns about the privacy implications, safety, or security of our products and services;

•	our suppliers decide to discontinue the offering of their products through our platform;

•	technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our products in a fast and reliable manner;

•	we fail to provide adequate service to our travel customers and travel suppliers;

•	we or other companies in our industry are the subject of adverse media reports or other negative publicity; or

•	we do not maintain our brand image or our reputation is damaged.
Any decrease to user retention, growth, or engagement could render our products less attractive to consumers and would seriously harm our business.
We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations.
The travel market in Latin America and worldwide is intensely competitive and rapidly evolving. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility, consumer payment options and reliability. We currently compete with both established and emerging providers of travel services and products, including regional offline travel agency chains and tour operators, global OTAs with presence in Latin America and smaller, country-specific online and offline travel agencies and tour operators. In addition, our travel customers have the option to book travel directly with airlines, hotels and other travel suppliers who are increasingly focused on further refining their online offerings. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for travel customers. We also face competition from Airbnb and other providers acting in the alternative accommodations space. In addition, we face price competition from new entrants that offer discounted rates and other incentives from time to time, as well as social media channels that market travel products and experiences. Some of our competitors have significantly greater financial and other resources than us. From time to time we may be required to reduce service fees and revenue margins in order to compete effectively and maintain or gain travel customers, brand awareness and supplier relationships.
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
If we are unable to maintain existing, and establish new arrangements with travel suppliers, our business may be adversely affected.
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
Some of our airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other compensation they pay to us for the sale of airline tickets, which could adversely affect our business and results of operations.
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
In particular, as a substantial portion of our revenue depends on our sales of airline flights, we could be adversely affected by changes in the airline industry, including consolidation or bankruptcies and liquidations, and in many cases, we will have no control over such changes. Any consolidation in the airline industry in the future would result in fewer airlines with potentially more bargaining power with respect to the commissions and incentive payments or other fees they pay to intermediaries. Events or weaknesses specific to the airline industry that could negatively affect our business include airfare fluctuations, airport, airspace and landing fee increases, seat capacity constraints, removal of destinations or flight routes, travel-related strikes or labor unrest, imposition of taxes or surcharges by regulatory authorities and fuel price volatility.

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
The
COVID-19
pandemic and the extraordinary measures adopted by the governments disrupted the global economy and the travel industry in particular, and the business, results of operations and financial condition of many of our suppliers have been adversely affected, and may be further affected if the disruption to the economy and the travel industry continues. We cannot predict whether any of our travel suppliers will further significantly reduce or terminate their operations and product offerings. The effects of the pandemic and governments’ measures have forced many travel suppliers to reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, adversely affected and may continue to affect the products we can offer to our travel customers. It also adversely affected, and may continue to adversely affect, our Company’s ability to benefit from advance payments that we have made to these suppliers and could result in complaints or claims against us by travel customers seeking refunds for suspended or terminated bookings. While we believe such claims would be without merit in most of the countries in which we operate, we cannot assure that we will prevail in any such complaints or claims. Furthermore, in certain of the countries in which we operate, we could potentially be liable for suspended or terminated bookings in the event of bankruptcy by the airline or other travel service provider.
Governments approved large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the travel industry. Moreover, Latin America-based airlines may have more limited access to government stimulus packages to the extent Latin American governments have less resources to support local economies.
Any system interruption, security breaches, or lack of sufficient redundancy in our information systems may harm our businesses.
We rely on information technology systems, including the internet and third-party hosted services, to support a variety of business processes including booking transactions, and activities and to store sensitive data, including our proprietary business information and that of our suppliers, personally identifiable information and other information of our travel customers and employees and data with respect to invoicing and the collection of payments, accounting and procurement activities. In addition, we rely on our information technology systems to process financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal, and tax requirements. The risk of a cybersecurity-related attack, intrusion, or disruption, including spyware, viruses, phishing, denial of service and similar attacks by criminal organizations, hacktivists, foreign governments, and terrorists, is persistent. We have experienced and may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling orders or providing services to third parties. Interruptions of this nature could include security intrusions and attacks on our systems for fraud or service interruption. Significant interruptions, outages or delays in our internal systems, or systems of third parties that we rely upon—including multiple co-location
providers for data centers, cloud computing providers for application hosting, and network access providers—and network access, or deterioration in the performance of such systems, would impair our ability to process transactions, decrease our quality of service that we can offer to our travel customers, damage our reputation and brands, increase our costs and/or cause losses. We have also faced risks related to our ability to maintain data and hardware security with respect to remote working during the
COVID-19
pandemic.

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. We devote significant resources to network security, monitoring and testing, employee training, and other security measures, but we cannot assure you that these measures will prevent all possible security breaches or attacks. A party, whether internal or external, that is able to circumvent our security systems could misappropriate travel customers’ or employees’ information, proprietary information or other business and financial data or cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyber insurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause travel customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance.
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
We have agreements with companies that process travel customers’ credit and debit card transactions for the facilitation of travel customer bookings of travel services from our travel suppliers. These agreements allow these processing companies, under certain conditions, to hold an amount of our cash (referred to as a “holdback”) or require us to otherwise post security equal to a portion of bookings that have been processed by such companies. These processing companies may be entitled to a holdback or suspension of processing services upon the occurrence of specified events, including material adverse changes in our financial condition. Moreover, there can be no assurance that the rates we pay for the processing of travel customer’s credit and debit card transactions will not increase, which could reduce our revenue thereby adversely affecting our business and financial performance.

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
Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and skilled personnel, particularly personnel with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. Moreover, as a result of the effects of the
COVID-19
pandemic, we have reduced our headcount in certain areas and, as economic conditions and the travel sector continue to improve, we may encounter difficulties to increase our headcount.
The specialized skills we require can be difficult, time-consuming, and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. Competition for these personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate, train, retain, motivate and manage sufficiently qualified personnel. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.
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
Our business is highly dependent on the availability of credit cards and financing options for consumers. In 2021, 2020 and 2019, substantially all our net sales were derived from payments effected through credit cards. Moreover, approximately 63%, 56% and 57%, of our total transactions in 2021, 2020 and 2019 were paid by installments through bank financing options, respectively. As a result, the continued growth of our business is also partially dependent on the expansion of credit card penetration in Latin America, which may never reach a percentage similar to more developed countries for reasons that are beyond our control, such as low credit availability for a significant portion of the population in such countries. The provision of credit cards and other consumer financing depends on the product offerings at local and regional banks operating in the countries we serve. In the past, banking systems in Latin America have suffered disruptions and significantly limited availability and increased cost of consumer credit. Banks may also change their product offerings that they provide to consumers or may change the availability or costs of such products, due to credit, regulations or other reasons beyond our control.
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
In November 2021, the Central Bank in Argentina enacted Resolution 7407 which imposes restrictions on consumers’ ability to use credit card installment plans to finance international travel products and services, including air tickets, hotels and tourism services. These restrictions currently remain in place and we cannot predict how it will affect our business in Argentina in the future.

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
Some of our services and marketing activities rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns, to better understand our users’ preferences and to detect and prevent fraudulent activity. Users can block or delete cookies through their browsers or “ad blocking” software or apps.

The most common internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers or are set to block third-party cookies by default. Increased use of methods, software or apps that block cookies, or diminished interest of users resulting from our use of such marketing activities, may adversely affect our business, financial condition and results of operations.
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
We plan to continue to expand our operations by developing and promoting new and complementary services and increasing our penetration in our markets. Moreover, we seek to expand our travel customer base as income levels and access to internet and banking services, such as credit card issuances, increase in Latin America. We may not succeed at expanding our operations in a cost-effective or timely manner, and our expansion efforts may not have the same or greater overall market acceptance as our current services. Furthermore, any new service that we launch that is not favorably received by consumers could damage our reputation and diminish the value of our brands. To expand our operations, we will also need to spend significant amounts on development, operations, and other resources, and this may place a strain on our management, financial and operational resources. Similarly, a lack of market acceptance of these services or our inability to generate satisfactory revenue from any expanded services to offset their cost could have a material adverse effect on our business, financial condition and results of operations.
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
We consider and evaluate acquisitions of, or significant investments in, complementary businesses as part of our business strategy. Acquisitions involve numerous risks, and any acquisition could have a material adverse effect on our business, financial condition and results of operations. In June and July
2019, we completed the acquisition of the Viajes Falabella travel companies in Chile, Argentina, Peru and Colombia (together, “Viajes Falabella”). In October 2020, we completed the acquisition of Viajes Beda, S.A. de C.V. (“Best Day”), a leading travel agency in Mexico, with business in Argentina, Colombia, Chile, Brazil, Uruguay, the Dominican Republic and the United States.
In August 2020, we acquired an 84% equity stake in Koin Administradora de Cartões e Meios de Pagamentos S.A. (“Koin”), a Brazilian online payment platform and on January 31, 2022, we acquired the remaining 16% equity stake in Koin. On January 13, 2022, we reached an agreement to acquire a 51% ownership stake in Stays.net, Brazil’s leading vacation rental channel manager, and we expect the closing to occur, subject to the satisfaction of customary closing conditions, during the second quarter of 2022.
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

Moreover, even if we are able to consummate a transaction, acquisitions may involve significant risks and uncertainties, which risks may include: distraction of management and other employees from our day-to-day
operations and the development of new business opportunities; difficulties in integrating the operations of the acquired business and technology with our existing business and technology; greater than expected costs, liabilities, expenses and working capital requirements; challenges retaining travel customers or suppliers of acquired businesses; regulatory restrictions that prevent us from achieving the expected benefits of the acquisition; we may not derive the benefits such as operational or administrative synergies we expect from acquisitions, which may result in us committing capital resources and not receiving the expected returns; difficulties in modifying accounting standards rapidly; challenges in the ability to properly access and maintain an effective internal control environment over an acquired company to comply with public reporting requirements; problems assimilating or retaining employees; and other unidentified issues or contingencies not discovered in our pre-acquisition
investigations and evaluations of those strategies and acquisitions. Furthermore, acquisitions, even if successful, could result in changes to the overall business and risk profile of our operations.
Our investment in Koin exposes us to additional risks, including credit risk, and we may not be successful in growing Koin’s business.
We acquired a majority equity stake in Koin in August 2020 and acquired the remaining equity stake in January 2022. Koin is a financial services company currently focused on the buy-now
pay-later
business in Brazil. Part of our strategy is to grow Koin’s business in Brazil and to expand its business into other markets in Latin America. Koin’s business involves additional risks not generally associated with our risks of operations, including:

•	measuring and limiting credit risk adequately, in particular given that the typical buy-now pay-later Koin users are individuals with limited access to traditional financial services;

•	managing for and limiting payment defaults;

•	greater exposure to fraud-related risks, including identity theft and payment fraud;

•	additional compliance with legal obligations related to data privacy, data protection and information and cybersecurity; and

•	potential risks associated with commercial relationships with merchants.
We may not be successful in growing Koin’s business, including if we are not able to adequately manage these risks.
We are subject to potential tax, labor and social security contingencies and tax liabilities related to uncertain tax positions.
We are a party to a number of tax, labor and social security, regulatory and legal matters in the ordinary course of business. We estimate the range of our liability related to contingencies when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates.
As of December 31, 2021, we have recorded reserves in an aggregate amount of $13.4 million to cover for probable losses related to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of our business. Additionally, as of December 31, 2021, we also recorded reserves in an amount of $0.6 million and $20.5 million mainly related to labor and social security and tax contingencies, respectively. Labor and social security contingencies are mainly related to litigation initiated by former employees and unasserted labor claims. Tax contingencies are mainly related to unasserted claims in the jurisdictions where we operate regarding value-added taxes (“VAT”) or other taxes.

We also evaluate other potential contingent matters related to tax, labor and social security, regulatory and legal matters. We currently estimate possible losses related to these matters for which we have not recorded reserves, as they are not deemed probable, to be approximately in a range between $39.0 million to $66.0 million. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.
We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the income tax provision as appropriate. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. As of December 31, 2021, we had established a reserve of $45.9 million for uncertain tax positions.
We are routinely audited by tax authorities.
At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. For example, the Mexican tax authority is currently examining the income tax returns for the 2014, 2015 and 2017 fiscal years of our subsidiary, Viajes Beda. We received an examination report (
oficio de observaciones
) from the Mexican tax authority in connection with the 2014 income tax return of Viajes Beda, and have filed a settlement request (
acuerdo conclusivo
) before the Mexican taxpayer ombudsman (
Procuraduría de la Defensa del Contribuyente
) in order to settle the dispute with the Mexican tax authority. As of the date of this Annual Report, we are awaiting response from the Mexican tax payer ombudsman.
In October 2021, the tax authority in Argentina notified us that our application of VAT to certain of our international Air transactions was being challenged. While we believe that we have complied with all applicable tax laws, rules and regulations, the tax authority may determine that we owe additional VAT. As of the date of this Annual Report, we have not received any assessment, inquiry, audit, or any other form of claim on our application of VAT. We have not recorded any liability in connection with this matter. It is unclear what further actions, if any, the tax authority in Argentina will take with respect to the VAT. Such actions could include initiating an investigation, assessing additional taxes and/or imposing interest, fines, penalties or criminal proceedings. At this point, we are not able to reasonably estimate a loss or a range of loss because there are significant factual and legal questions yet to be determined.
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
We are subject to laws relating to the collection, use, storage and transfer of personally identifiable information about our users, especially financial information. Several jurisdictions have regulations in this area, and other jurisdictions are considering imposing additional restrictions or regulations. For example, in August 2018, Brazil approved its first comprehensive data protection law (
Lei Geral de Proteção de Dados Pessoais
or “LGPD”), which became effective beginning August 2020. If we fail to comply with these laws, which in many cases apply not only to third-party transactions but also to international transfers of information or transfers of information to third parties with which we have commercial relations, we could be subject to significant penalties and negative publicity, which would adversely affect us. As of the date of this Annual Report, although we have already implemented the principal necessary measures to comply with the data protection law, this is an ongoing process. Since January 2022, the National Data Protection Bureau (
Autoridade Nacional de Proteção de Dados
or “ANPD”) has been issuing complementary LGPD regulation, requiring the implementation of additional measures to comply with the data protection law.
Because our services are accessible worldwide, other foreign jurisdictions may claim that we are required to comply with their laws. Laws regulating internet companies outside of the Latin American jurisdictions where we operate may be more restrictive to us than those in Latin America. In order to comply with these laws, we may have to change our business practices or restrict our services. We could be subject to penalties ranging from criminal prosecution, significant fines, or outright bans on our services for failure to comply with foreign laws.
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

Application of existing tax laws or regulations is subject to interpretation by taxing authorities.
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
Many of the underlying laws or regulations imposing taxes and other obligations were established before the growth of the digital economy. If the tax or other laws or regulations were amended, or if new unfavorable laws or regulations were enacted, our tax payments or other obligations could increase, prospectively or retrospectively, which may subject us to interest and penalties, decrease the demand for our products and services if we pass on such costs to our travel customers, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes could have an adverse effect on our business or results of operations.
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

Taxing authorities have focused legislative efforts on tax reforms, transparency, and base erosion and profit shifting (BEPS) prevention. As a result, policies regarding corporate income and other taxes in various jurisdictions are under heightened scrutiny and tax reforms are being proposed or enacted. In general, changes in tax laws may affect our effective tax rate, increase our tax liabilities, and impact the value of deferred tax balances.
Since releasing its interim report in 2018, the Organization for Economic
Co-operation
and Development (“OECD”) has proposed measures to address corporate tax challenges of the digital economy. These measures include a two-pillar
approach, endorsed by member jurisdictions globally, that focuses on nexus, profit allocation, and minimum tax proposals. The OECD continues to develop the technical and implementation details of the approach for future adoption by jurisdictions. As the OECD continues its work, several countries have enacted or proposed measures to impose new digital services taxes on companies. However, certain countries have agreed to withdraw these digital service taxes once the OECD’s two-pillar
approach has been implemented. The enacted and proposed measures may have an adverse effect on our business.
Our tax liabilities in the future may also be adversely affected by changes to our operating structure, changes in the mix of revenue and earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax balances, or the discontinuance of beneficial tax arrangements in certain jurisdictions.
We continue to work with relevant governmental authorities to clarify our obligations under existing, new and emerging tax laws, rules and regulations. However, due to the increasing pace of legislative changes and the scale of our business activities, any substantial changes in tax policies, enforcement activities or legislative initiatives may materially and adversely affect our business, financial condition and results of operations, and the taxes we are required to pay.
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
Under the ES Act and related regulations and guidelines, companies incorporated in the BVI that are not tax resident in another jurisdiction and which carry on certain specified activities must establish and maintain ‘economic substance’ in the BVI. As we are tax residents in the United States, we believe these substance requirements are not applicable to our Company.
We are subject to anti-corruption and economic sanctions laws and regulations in the jurisdictions in which we operate, and failure to comply with these laws and regulations could negatively impact our business, our results of operations, and our financial condition.
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
Civil and criminal penalties may be imposed for violations of these laws. We operate in some countries which are viewed as high risk for corruption and/or economic sanctions issues. Despite our ongoing efforts to ensure compliance with the FCPA and similar laws, and economic sanctions laws and regulations, there can be no assurance that our officers, directors, employees, agents, and third-party intermediaries will comply with those laws and our policies, and we may be ultimately held responsible for any such non-compliance.
If we or our officers or directors violate such laws or other similar laws governing the conduct of our business (including local laws), we or our officers or directors may be subject to criminal and civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition and results of operations. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition and results of operations.
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
Our websites and mobile applications rely on brands, domain names, technology and content. We protect our brands and domain names by relying on trademark and domain name registration in accordance with laws in Latin America. We have also entered into confidentiality and invention assignment agreements with our employees and certain contractors, as well as confidentiality agreements with certain suppliers and strategic partners, in order to protect our technology and content. We own our technology platform, which consists of applications that we develop in-house
using primarily open source software. We have not registered our technology, however, because we believe it would be difficult to replicate and that it is adequately protected by the agreements we have in place. Additionally, our technology is constantly evolving and any registration may run the risk of protecting outdated technology. Even with these precautions, it may be possible for another party to copy or otherwise obtain and use our intellectual property without our authorization or to develop similar intellectual property independently. Effective trademark protection may not be available in every jurisdiction in which our services are made available, and policing unauthorized use of our intellectual property is difficult and expensive. Any misappropriation or violation of our rights could have a material adverse effect on our business.

Furthermore, we may need to go to court or other tribunals to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. These proceedings might result in substantial costs and diversion of resources and management attention.
We currently license from third parties some of the technologies, trademarks and content incorporated into our websites. As we continue to introduce new services that incorporate new technologies, third ’party trademarks and content, we may be required to license additional technologies, third ’party trademarks and content. We cannot be sure that such technologies and content licenses will be available on commercially reasonable terms, if at all.
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
We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. If we fail to comply with these regulations, we may face labor claims and government fines.
In the past, governments from certain countries in which we operate, including Argentina, have adopted laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. We cannot assure you that these governments will not do so again in the future. In December 2019, the Argentine administration enacted Decree No. 34/2019 (extended by Decree No. 39/2021) that duplicates the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and December June 13, 2021. Also, by Decrees Nos. 329/20, 487/20, 624/20, 761/20, 891/20 and 39/21, all terminations without cause have been forbidden until December 31, 2021.
In addition, some of our employees in Argentina, Brazil and certain other countries are currently represented by labor unions. We may face pressure from our labor unions or otherwise to increase salaries. In Argentina, for example, employers in both the public and private sectors have historically experienced, and are currently experiencing, significant pressure from unions and their employees to further increase salaries due to the devaluation of the peso and high inflation. According to the data published by the Instituto Nacional de Estadística y Censos (National Statistics Institute or “INDEC”) regarding the evolution of salaries in the private and public sectors in Argentina, salary increases in both sectors have been of approximately 28% and 24.2%, for 2020 and 53.4% and 54% for 2021, respectively.
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
Because volume and growth in the number of new travel customers are key drivers of our revenue and profitability, travel customers’ complaints or negative publicity about our customer service could severely diminish consumer confidence and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our travel customers. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly, could compromise our ability to handle our travel customer’s complaints effectively. In addition, beginning in March 2020 we experienced an increase in complaints from travel customers in connection with requests for cancellation and reimbursement of bookings due to the
COVID-19
pandemic. In light of government
stay-at-home
orders and other business interruptions and the increase in cancellation requests, the ability of our customer service team to ensure prompt and accurate resolution to requests, irregularities and disputes was affected. In 2021 certain resolutions passed in certain countries, such as Brazil and Colombia, have protected travel agencies from these situations. If we do not handle travel customer complaints effectively, our reputation and brand may suffer and we may lose our travel customers’ confidence.
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
Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month
period; otherwise, Expedia may require us to pay a $125.0 million termination fee. On August 20, 2020, we entered into an amendment with respect to the Expedia Outsourcing Agreement, whereby the parties have agreed, among other things, to waive Expedia’s termination rights under the agreement relating to minimum bookings requirements during the ongoing pandemic through December 31, 2021, subject to certain conditions. The waiver of Expedia’s termination rights has expired in accordance with its terms and we have resumed compliance with the minimum booking requirements.
In addition, the agreement was amended and restated in November 2019 in order to, among other things, allow us to source a limited percentage of our hotel bookings outside of Latin America without Expedia and from certain pre-agreed
properties.

However, if such transactions exceed the agreed percentage threshold during a six-month
period, we may be required to pay compensation to Expedia; and if our non-Expedia
sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or a higher agreed percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed the agreed percentage of the minimum bookings set forth therein for any three consecutive months or any three months within a six-month
period, then Expedia may require us to pay a $125.0 million termination fee. The Expedia Outsourcing Agreement may also be terminated by Expedia, and we may be required to pay the termination payment, if the termination by Expedia is for our material breach of certain terms under the agreement or our Shareholder Agreements. In addition, Expedia may unilaterally terminate the Expedia Outsourcing Agreement in the event of a change of control of our Company. Moreover, if the hotel and other lodging products provided by Expedia were to suffer a deterioration in scale or quality, or if their pricing were not attractive, the products and services that we offer to our users would be adversely affected. The Expedia Outsourcing Agreement may be terminated by us unilaterally beginning from July 18, 2023 upon payment of a $125.0 million termination payment to Expedia. Consequently, if a deterioration in the scale or quality of the products and services provided exclusively to us by affiliates of Expedia were to occur, or if their pricing were not attractive, we may continue to be limited from terminating the Expedia Outsourcing Agreement.
We may experience constraints in our liquidity and may be unable to access capital when necessary or desirable, either of which could adversely affect our financial condition.
The majority of our cash balance is held in U.S. dollars. Foreign currency exposure is minimized by managing natural hedges, such as netting the Company’s current assets and current liabilities denominated in the same foreign currencies, by managing short term loans and short term investments and engaging in forward contracts for hedging purposes.
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
As conditions are uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, particularly if the effects of the pandemic persist, nor can we assure you that we will be able to access new funding on favorable terms or at all.
Our business experiences seasonal fluctuations and
quarter-to-quarter
comparisons of our results may not be meaningful.
Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. We generally experience seasonal fluctuations in the demand for our travel services. Our most significant market, Brazil, and the rest of South America where we operate, are located in the Southern hemisphere where summer runs from December through February and winter runs from June through August. Our most significant market in the Northern hemisphere is Mexico where summer runs from June through August and winter runs from December through February. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the second, third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

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
Increased focus on our environmental, social and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention and willingness of customers and partners to do business with us.
Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on environmental, social, and governance (“ESG”) practices of companies. As we look to respond to evolving standards for identifying, measuring, and reporting ESG metrics, our efforts may result in a significant increase in costs and may nevertheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our cost of capital, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.
Our ability to achieve ESG goals and initiatives is subject to numerous risks including: (1) the availability and cost of limiting or eliminating our use of carbon-based energy sources and technologies; (2) evolving regulatory requirements affecting ESG standards or disclosures; (3) our ability to work with partners and providers that can meet our sustainability, diversity, and other standards; (4) our ability to recruit, develop, and retain diverse talent; (5) the impact of our organic growth and acquisitions or dispositions of businesses or operations on our ESG goals; and (6) customers’ actual demand for
ESG-oriented
product offerings, which may be more expensive and less available than other options.
The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve. The disclosure frameworks we choose to align with may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period. Ensuring there are systems and processes in place to comply with the various ESG tracking and reporting obligations will require management time and expense. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards or regulatory requirements, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, or investor could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.
Risks Related to Latin America
Latin American countries are subject to political and social instability.
Political and social developments in Latin America, including the results of elections, government deadlock, instability, civil strife, terrorism, high levels of crime, expropriations and other risks of doing business in Latin America could impact our business, financial condition and results of operations.
For example, general elections in Brazil, including to elect the president, are scheduled to be held in October 2022. Historically, election years in Brazil, especially presidential elections, are marked by political uncertainty which generates greater instability and volatility. Moreover, the Brazilian Supreme Court recently overturned criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the upcoming presidential election.
Although political and social conditions in one country may differ significantly from another country, events in any of our key markets could adversely affect our business, financial condition or results of operations.
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
For example, according to the Brazilian Institute for Geography and Statistics (
Instituto Brasileiro de Geografia e Estadística
, or “IBGE”), Brazil real GDP increased 1.1% in 2019 and decreased 4.1% in 2020. For 2021, the IBGE has preliminarily estimated an increase in GDP of 12.3%. In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade.
According to the Mexican National Institute for Statistics and Geography (
Instituto Nacional de Estadística y Geografía
or “INEGI”), Mexico’s real GDP decreased 0.3% in 2019 and decreased 10.0% in 2020. For 2021, the INEGI has preliminarily estimated an increase in real GDP of 5%.
The Argentine economy has experienced significant volatility, including multiple periods of low or negative growth and high levels of inflation and currency depreciation. According to restated information released by INDEC, Argentina’s real GDP decreased 2.1% in 2019 and decreased 11.8% in 2020. For 2021, the INDEC has preliminarily estimated an increase in real GDP of 10.3%.
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
Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (
Índice Nacional de Preços ao Consumidor Amplo
, or “IPCA”), published by the IBGE, was 4.3% in 2019, 4.52% in 2020, and 10.1% in 2021. In the past, Brazil has recorded high inflation rates, which, combined with other measures taken by the Brazilian government to fight inflation and speculation on what measures would be taken, has materially adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, which increases volatility in the Brazilian capital markets and may materially adversely affect us.
In Mexico, the inflation published by the INEGI was 2.83%, 3.15% and 7.36% in 2019, 2020 and 2021 respectively.
In Argentina, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that permit stable growth. According to measurements from INDEC of the national consumer price index, cumulative consumer price inflation
(Inflacion Acumulada de Precios al Consumo)
for 2019 was 59.8%, for 2020 was 36.1%, and for 2021 was 50.9%.
Inflation in Brazil, Mexico and Argentina could increase our costs of operations and impact our financial condition and results of operations. Inflation rates may continue to increase in the future, and the government measures to control inflation, adopted presently or in the future, remain uncertain. Measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have contributed materially to economic uncertainty in many of these countries.
Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.
Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar.
For example, the Brazilian real has historically experienced frequent, sometimes significant, fluctuations relative to the dollar. The real depreciated 4%, 29% and 7.3% during 2019, 2020 and 2021, respectively, based on official exchange rates as reported by the Brazilian Central Bank. A devaluation of the Brazilian real relative to the dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the Brazilian real may generally restrict access to the international capital markets and would also reduce the dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.

In Mexico, the peso appreciated 3.7% during 2019, depreciated 5.2% and 3.1% during 2020 and 2021, respectively, in each case, with respect to the dollar.
Fluctuations in the value of the Argentine peso continue to affect the Argentine economy. During the years 2019, 2020 and 2021, the Argentine peso depreciated 59%, 40.5% and 22.1%, respectively, with respect to the dollar. As a result of the greater volatility of the Peso, the former government announced several measures to restore market confidence and stabilize the value of the Argentine peso. During 2019, with the intention to reduce the amount of Argentine pesos available in the market and reduce the demand for foreign currency, the government established a regime for stricter control of the local monetary base and foreign currency controls, which remain in effect.
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
In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to make payments abroad. During 2019, the Argentine government established a new regime for a stricter control of the local monetary base, which was meant to initially remain in place until December 2019, in an attempt to reduce the amount of Argentine pesos available in the market and reduce the demand for foreign currency. Complementing these measures, in September 2019, foreign currency controls were reinstated in Argentina. For further information on this topic, see Item 10. “Additional Information – Exchange Controls”.
Under current Argentine law, we are restricted from accessing the official foreign exchange market to make dividend payments to us from our Argentine subsidiaries without prior approval from the Argentine Central Bank. In addition, Argentina recently enforced some measures that control and restrict the capacity of individuals and companies to exchange Argentine pesos for foreign currencies, conditioned to prior approval from the Argentine Central Bank, which could eventually restrict the ability to exchange Argentine pesos for other currencies, such as dollars. Restrictions currently apply to dollar purchases via bank account and in cash. In December 2019, the Argentine government implemented a new reverse withholding tax PAIS, with a rate of 30% on transactions involving –among others– the acquisition by Argentine residents of foreign currency; foreign services through credit and debit cards; services to be provided abroad, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and international passenger transport services (by land, air, aquatic and road). In addition the Argentine Federal Tax Authorities (AFIP) issued in September 2020 General Resolution No. 4815/2020, which imposes an additional 35% reverse withholding tax applicable on same transactions by Argentine residents.
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
As of December 31, 2021, funds affiliated with L. Catterton held warrants exercisable for 12.55% of our outstanding ordinary shares, Expedia held 10.94% of our outstanding ordinary shares, Waha Capital held Series B Preferred Shares convertible into 6.17% of our outstanding ordinary shares, and Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd (“Arisaig”) held 5.04% of our outstanding ordinary shares. If L. Catterton, Expedia, Waha Capital, Arisaig or other investors acquire or continue to own and control, directly or indirectly, a significant portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
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
We are exempt from certain corporate governance requirements of the New York Stock Exchange, by virtue of being a foreign private issuer. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of our board of directors be independent;

•	have a compensation committee or a nominating or corporate governance committee;

•	have regularly scheduled executive sessions with only non-management directors;

•	have an executive session of solely independent directors each year; or

•	adopt and disclose a code of business conduct and ethics for officers, directors and employees.
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
As a public company, we are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act applicable to a foreign private issuer. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure and internal controls and procedures, we need to commit significant resources, potentially hire additional staff and provide additional management oversight. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our Company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.
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
Pursuant to the Amended and Restated 2016 Stock Incentive Plan, we may grant restricted stock units (“RSUs”) and stock options to our officers, directors and/or employees. As of December 31, 2021, we had 1,892,459 shares of common stock reserved for new stock-based awards under the Amended and Restated 2016 Stock Incentive Plan. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2021, we continued issuing RSUs as our primary form of stock-based compensation. During 2021, 2020 and 2019 we granted an aggregate of 723,908, 1,409,680 and 340,565 RSUs to certain directors, senior management and other personnel. During 2021 and 2020 we did not grant any stock and during 2019 we granted an aggregate of 225,903 stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.
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
We are incorporated under the laws of the BVI and many of our officers and directors reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
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
An award of punitive damages under a U.S. court judgment based upon U.S. federal securities laws is likely to be construed by BVI courts to be penal in nature and therefore unenforceable in the BVI. Further, no claim may be brought in the BVI against us or our officers and directors in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI.

However, a BVI court may impose civil liability, including the possibility of monetary damages, on us or our officers and directors if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law. Moreover, it is unlikely that a court in the BVI would award damages on the same basis as a foreign court if an action were brought in the BVI or that a BVI court would enforce foreign judgments if it viewed the judgment as inconsistent with BVI practice or public policy.
The courts of the BVI would not automatically enforce judgments of U.S. courts obtained in actions against us or our officers and directors, or some of the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain actions brought in the BVI against us or such persons predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the BVI providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which BVI courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the BVI courts if contrary to public policy in the BVI. Because judgments of U.S. courts are not automatically enforceable in the BVI, it may be difficult for you to recover against us or our officers and directors based upon such judgments.
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
Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of shareholders and the fiduciary responsibilities of our officers and directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.
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
There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the BVI regulations governing the securities of BVI companies may not be as extensive as those in effect in the United States, and the BVI law and regulations regarding corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our officers and directors or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

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

•
Our board of directors is currently made up of seven directors divided into three classes, with each class having a three-year term. Class I’s, Class II’s and Class III’s terms will expire at the Company’s annual meetings in 2024, 2022 and 2023, respectively. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.

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
We are known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. The key brands for Best Day, which we acquired in October 2020, are Best Day, BD Experience and HotelDo. Koin is our online payment and consumer lending services platform in Brazil since August 2020.
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
Our History and Development
Our business has grown substantially in revenue, products and geographic scope since launching in 1999. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina.

2000	• Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay.

2001	• Launched sites in the United States and Venezuela.

2007	• Launched site in Peru.

2009	• Expanded our offerings to include hotels.

• Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico.

2010	• Launched sites in El Salvador and Honduras, reaching our 20th market.

• Cumulative one million travel customers served.

2012	• Launched our mobile apps on Android and iOS.

• Expanded offerings to include packages, rental cars and cruise products.

2013	• Reached one million downloads of our mobile app.

• Expanded our offerings to include destination services.

• Expanded hotel offerings to include vacation rentals.

2014	• Cumulative 10 million travel customers served.

• Our mobile app is included in the iTunes Store’s “Best of 2014”.

• Launched travel affiliates program.

• Expanded our offerings to include travel insurance and travel assistance.

2015	• Reached 10 million downloads of our mobile app.

• Deepened strategic partnership with Expedia, including its equity investment in our Company.

2016	• Awarded “E-commerce Leader in the Tourism Industry in LATAM” by the Latin American E-Commerce Institute.

• Expanded our offerings to include our bus product.

• Expanded our destination service offerings to include our local concierge product.

2017	• Initial public offering and listing on the New York Stock Exchange.

2018	• Launched sales call centers in Peru, Ecuador, Mexico, Chile, Colombia, Argentina and Brazil. • Developed tour operation business.

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

•  Acquired an 84% equity stake in Koin, an online payment platform in Brazil.

•  Entered into a
co-branding
agreement with Banco Santander to launch a
co-branded
credit card under our loyalty program in Brazil.

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

2021
•  Entered into a
co-branding
agreement with Banco Invex to launch a
co-branded
credit card under our loyalty program in Mexico.

•  Published our first corporate sustainability report, which constitutes a first step in the Company’s ESG process.

•  Launched our loyalty program in Mexico, through which customers have access to exclusive discounts and collect points that can be exchanged for our services. The loyalty program marked the one-million-member
milestone during 2021.

2022 (to date)
•  Reached an agreement to acquire a 51% ownership stake in Stays.net, Brazil’s leading vacation rental channel manager for a total price of approximately $3.1 million. Stays.net is a preferred software partner for leading international booking platforms to offer vacation rentals. Completion of the transaction is subject to customary closing conditions and is expected to occur in the second quarter of 2022.

•  Acquired the remaining 16% equity from minority shareholders of Koin.

Capital Expenditures
See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

B.	Business Overview
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are best known by our brands Best Day, BD Experience and HotelDo, which we acquired in October 2020. Koin is our online payment and consumer lending services platform in Brazil since August 2020.
We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers. We believe that our focus on the underpenetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region and our ability to manage the business successfully through economic cycles will allow us to continue our industry leadership. In 2021, 2020 and 2019, we had approximately 3.8 million, 2.5 million and 5.2 million travel customers, generating $322.8 million, $131.3 million and $524.9 million in consolidated revenue, respectively.

Our gross bookings were $2.5 billion, $1.4 billion and $4.7 billion during 2021, 2020 and 2019, respectively. Our results of operations for 2021 and 2020 have been affected by the
COVID-19
pandemic, which has significantly impacted the global travel industry.
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
We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2021, our apps have approximately 60.1 million cumulative downloads from the iOS App Store and Google Play, 14.5 million of which were downloaded in the last two years, and we believe they are the most downloaded OTA apps in Latin America. During each of 2021, 2020 and 2019, mobile accounted for approximately 71%, 60% and 60% of all of our user visits, and approximately 46%, 46% and 39%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.
Through mobile and online marketing, brand promotion and cross-marketing, we have created strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages. To date, we have invested more than $1.5 billion in marketing and branding initiatives promoting our brand, which we believe combined with the quality of the service we have delivered over the years, has made us a trusted brand with our travel customers. In 2021, 2020 and 2019, 55%, 65% and 64% of our travel customers had completed previous purchases on our platform, respectively.
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
In the second quarter of 2020, the travel market in Latin America –as in other parts of the world– came to a complete halt as a consequence of the ongoing
COVID-19
pandemic and governments’ measures to limit the spread of the virus. Governments around the world, including in Latin America, imposed travel restrictions and bans, closed borders, established restrictions on public gatherings, instructed residents to practice social distancing, required closure of non-essential
businesses, issued stay at home advisories and orders, implemented quarantines, mandated vaccinations and similar actions. During 2021 and the start of 2022, governments have continued to adopt measures in response to new variants of the virus, including most recently in response to the Omicron variant.

The degree of containment of the virus, and the recovery in travel, has varied country by country. Additionally, the number of cases of
COVID-19
has fluctuated, sometimes increasing again after periods of decline, which has impacted the recovery of travel. While countries are vaccinating their residents against
COVID-19
uncertainty over the efficacy of the vaccine against new variants of the virus may contribute to delays in economic recovery.
COVID-19
has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which could lead to a recession and further reduction in consumer or business spending on travel activities, and thereby may negatively impact the timing and level of a recovery in travel demand.
While it is impossible to predict at this moment how the travel industry, globally and in Latin America, will ultimately be impacted, we believe that the Latin American travel industry will continue to grow, and the following trends will largely continue in the longer term once the effects of
COVID-19
pandemic have subsided.
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
Industry Leader in Latin America
With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. In 2021, 2020 and 2019, we had approximately 3.8 million, 2.5 million and 5.2 million travel customers, respectively, primarily in Latin America, generating $322.8 million, $131.3 million and $524.9 million in revenue and approximately $2.5 billion, $1.4 billion and $4.7 billion in gross bookings.
We have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, having sold approximately 22%, 19.6% and 18.9% of all airline tickets purchased through GDS in the region during 2021, 2020 and 2019, respectively, according to Amadeus. Additionally, we believe we provide our travel customers with the largest travel portfolio among Latin American OTAs, with access to over 238 global airlines and over 660,000 hotels globally as well as approximately 1,260 car rental agencies and approximately 800 destination services suppliers with more than 12,000 activities. Also, we have accumulated approximately 3.1 million user-generated reviews in total as of December 31, 2021, of which 0.2 million, 0.4 million and 2.3 million were submitted in 2021, 2020 and 2019, respectively, which we believe drive user engagement. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 40% during 2021 of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.
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
Strong Brand Recognition and Awareness
Despegar, our global brand, and Decolar, our Brazilian brand, have leading brand awareness in online travel in key markets, including Brazil and Argentina. Best Day, which we acquired in October 2020, has a leading brand awareness in Mexico. According to search engine trend data that is based on the relative number of searches of brand related keywords on Google during 2021, we had an approximate 18% share (as compared with what we believe to be the next five largest competitors in the market) in Latin America.

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
As the leading Latin American OTA, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. We believe this differentiates us from other local and global travel agencies as those agencies either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. We believe our portfolio of installment plans is a meaningful driver of traffic to our platform as well as conversion. Approximately 63%, 57% and 57% of our transactions in 2021, 2020 and 2019 were paid in installments. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the travel customer.
Leading Mobile Offering
Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. We launched our leading mobile travel apps in 2012. As of December 31, 2021, our mobile apps have more than 61.1 million cumulative downloads from the iOS App Store and Google Play (14.5 million of which were downloaded in the last two years). In addition, our iOS App Store and Google Play apps were rated 4.7 and 4.2 stars as of December 31, 2021. During 2021, 2020 and 2019, mobile, which includes both mobile web and our mobile apps, accounted for approximately 71%, 60% and 60% of all of our user visits, and approximately 50%, 45% and 39%, respectively, of our transactions. Additionally, transactions via mobile increased by approximately 43% in 2021 compared to 2020 and decreased by approximately 50% in 2020 compared to 2019, mainly as a result of the
COVID-19
pandemic. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app
customer service. Our travel customers using mobile devices have historically made more repeat transactions than travel customers using desktop computers. Additionally, our mobile presence allows in-destination
marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to travel customers, after they have arrived at their destination.
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

Effective Marketing Capabilities
We have invested significant resources in our marketing team, which we believe is a significant driver of our business. Through our vertically-integrated, in-house
marketing team, we are able to control all aspects of our budget, marketing campaigns and market analytics, without the need for agencies or external consultants. Our marketing team’s local knowledge and expertise in our key markets have allowed us to develop direct relationships with a broad range of local and regional media providers and purchase media directly, avoiding more costly intermediaries. We have invested in our own creative, production and media execution teams, who are quickly able to adapt our marketing strategy, while also leveraging our extensive data and analytics capabilities for more precise audience targeting. Furthermore, we have developed our own software platform for managing our search optimization capabilities, allowing us to tailor messages effectively for specific target markets and travel customers. We also developed our Despegar’s traveler benefits program in Brazil, Mexico and Argentina, to increase customer loyalty, where customers accumulate points to be redeemed for travel benefits, including airline tickets and hotel stays.
Proven and Experienced Team
Our management team has significant experience in the travel sector and across a variety of industries in Latin America. Members of our management team have worked at organizations such as LATAM Airlines, McKinsey, Morgan Stanley, PwC and Thales, among others. In addition to our management team, we have an extensive technology team including more than 664 developers and technology professionals. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.
Our Travel Customers
We had approximately 3.8 million, 2.5 million and 5.2 million travel customers for 2021, 2020 and 2019, respectively, primarily in Latin America. Our travel customers are primarily from Latin America traveling domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Most of our travel customers are traveling for leisure, although we do have some independent business travelers as well.
Our Products and Services
We offer a wide range of travel and travel-related products catering to the needs of Latin Americans traveling domestically within their own country of origin, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently. That information includes approximately 2.9 million user-generated reviews over the last three years ended December 31, 2021, of which 0.2 million, 0.4 million were submitted in 2021 and 2020, respectively. We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. We mostly offer our products online through our website and mobile applications and use data and analytics to personalize the travel customer experience on our platform, based on geolocation, past search and purchasing history and social network interactions, which we believe increases engagement and likelihood of purchase.

Air
Through our Air segment, we offer airline tickets, primarily targeted at leisure travelers in Latin America, including travel domestically, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline
flight products. Our travel customers booked approximately 3.6 million, 2.4 million and 6.2 million transactions in our Air segment using our platform in 2021, 2020 and 2019, respectively.
We provide our travel customers with access to over 42 full service and low-cost
airlines. We obtain inventory from these airlines either through a GDS or, primarily in the case of low-cost
airlines, via direct connections to the airlines’ booking systems. We believe our platform provides comprehensive information to our travel customers in a time efficient and transparent manner. Travel customers are quickly and easily able to evaluate a broad range of fares and airline combinations, and may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Travel customers can also filter and sort the results of their search easily according to their preferences.
Packages, Hotels and Other Travel Products
The total number of transactions in our Packages, Hotels and Other Travel Products segment was 3.2 million, 1.7 million and 4.4 million in 2021, 2020 and 2019, respectively.
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
Hotels
Through our platform, travel customers can search, compare and book reservations at more than 660,000 hotel’s globally through our direct network and third-party inventory. In addition, since 2013 our hotels offering includes vacation rentals.
Travel customers may search for hotels based on their destination and preferred dates for check-in
and checkout, and may filter and sort our search results easily by selecting star ratings, specific hotel chains and location.
Travel customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Travel customers can also view hotel pictures and read hotel reviews from other travel customers on our platform. Our platform features approximately 2.9 million user-generated reviews over the last three years ended December 31, 2021, of which 0.2 million and 0.4 million were generated in 2021 and 2020, respectively.
As of December 31, 2021, approximately 31,000 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 48 third-party channel managers.
In 2021, 2020 and 2019, 8%, 6.2% and 8.4%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 10.94% of our ordinary shares outstanding as of December 31, 2021, holds certain rights in its capacity as a shareholder. For more information on our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” for more information.

We typically do not assume inventory risk as we do not
pre-purchase
hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods:
“pre-pay”
and
“pay-at-destination.”
Under the
pre-pay
model, our travel customer pays us at the time of booking, and we pay our hotel suppliers after the travel customer checks out. Under the pay-at-destination
model, the travel customer pays the hotel directly at checkout and we either receive our commission later from the hotel suppliers or from the travel customer, at the time of booking. For the year ended December 31, 2021, 88% of the hotels booked in our platform were under the prepay model and 12% under the pay-at-destination
model.
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
Vacation Rentals:
Currently, we offer a large selection of approximately 379,000 vacation rentals worldwide, mainly through our Expedia Outsourcing Agreement and through direct sourcing in Latin America.
Destination Services:
As from October 2020 with the closing of the Best Day acquisition, we offer a wide range of in-destination
services as an opportunity for us to offer attractions, tickets, tours and activities and local concierge services in more than 200 hotels, to package with other products and as a way to encourage in-destination
transactions. The wide array of options offered is intended to suit varying budgets and preferences of potential travel customers. In order to guarantee the best experience, our team provides support and advice during the full customer’s journey.
B2B:
Our B2B business platform offers online wholesale travel products to our partners, including travel agencies, banks, hotels and airlines, as well as white label services for major travel vendors, providing the most extensive travel inventory in Latin America with the best technological solutions. This business has been boosted with the incorporation of HotelDO after the acquisition of Best Day and has being growing with the recovery of the market.
Car Rentals:
Currently, we offer car rentals worldwide, with a focus in Latin America and the United States.
Cruise Tickets:
Beginning in July 2020, as a consequence of the
COVID-19
pandemic we are not offering cruise tickets. Prior to July 2020 we offered cruise tickets to travel customers in Argentina, Brazil, Chile, Colombia and Mexico and had relationships with six cruise carriers.
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
Bus Tickets:
Beginning in July 2020, as a consequence of the
COVID-19
pandemic we are not offering bus tickets. Prior to July 2020 we offered bus tickets in Brazil, Mexico, Argentina, and Chile and had relationships with suppliers that gave us access to more than 180 bus carriers.
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
Banks bear risk of fraud, delinquency or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when the traveler actually makes the scheduled payments. In most cases, we receive payment before or during when the related travel occurs and the period between completion of booking and reception of scheduled payments is typically one year or less.
Beginning in August 2020, through our subsidiary, Koin, we provide consumer lending services through its buy-now
pay-later
solution that allows customers to finance their transactions through installments, on a simple to use platform, with accessible interest rates and no bureaucracy, thereby allowing them to have a higher purchasing power with limited requirements. Besides the travel industry, Koin has commenced operating in other sectors such as health-tech, ed-tech,
home appliances, apparel, among others. During 2021, lending has been mostly limited to Despegar’s travel customers in Brazil.
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
Acquisition of Viajes Falabella
On June 7, 2019, we completed the acquisition of Viajes Falabella in Argentina, Peru and Chile, and on July 31, 2019 we completed the acquisition of Viajes Falabella in Colombia, for a total consideration of $23 million. As of the date of this Annual Report the price has been fully paid. Concurrent with the acquisition, we entered into a
10-year
commercial agreement with Grupo Falabella which provides for several marketing and promotional activities, and other activities to promote future business, including the license for the “Viajes Falabella” brand name for an additional $4 million. The license for the ‘Viajes Falabella’ brand name is for an initial period of four years and is renewable for one-year
periods thereafter at our option, for a
pre-agreed
price, provided that we meet a service standard set forth under the contract.
The acquisition of Viajes Falabella provides travel customers of both companies with access to an enhanced travel and tourism product and service offerings, wherever and however they want to book travel (mobile, online, apps, call center and store-within-store locations). This includes air, hotel and insurance travel packages, as well as significant non-air
travel offerings. In addition, travel customers are able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella. Following the acquisition of Viajes Falabella, as of December 31, 2021 we operated 85 sales travel locations in Chile, Peru and Colombia with Tiendas Falabella having exited the Argentine market.
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
Acquisition of Koin
On August 20, 2020, we completed the acquisition of an 84% equity interest in Koin. Koin is specialized in the consumer lending sector through its buy-now
pay-later
solution which offers financing to merchants’ customers, predominantly in the travel sector in Brazil. We executed the acquisition through the conversion of an outstanding trade receivable we had with Koin for $4.0 million as of the acquisition date. On January 31, 2022, we acquired the remaining 16% equity in Koin for $3.2 million, payable in eight equal consecutive installments ending on August 31, 2022. As of the date of this Annual Report, we paid four installments amounting to $1.6 million. Koin is now a wholly-owned subsidiary.
Koin, a pioneer in the
buy-now
pay-later
landscape in Latin America with more than five years of credit experience, provides, through one single integration, a solution that allows customers to finance their transactions in installments, on a simple to use platform, with accessible interest rates and no bureaucracy, thereby allowing them to have a higher purchasing power with limited requirements. In addition for merchants and
e-commerces,
Koin generates incremental sales by imposing conversion rates and by providing access to these new customers.
The travel industry is one of the largest markets for
buy-now
pay-later
offerings due to high average selling prices and due to Latin America’s growing adoption of
e-commerce.
Our acquisition of Koin adds to our value proposition as we expand the alternatives for our customers to purchase travel products with a payment option that doesn’t require a credit card or bank account.
In addition to the travel industry, Koin has commenced expanding into new verticals to further enhance its credit models and increase the repeat usage rate of their customers. Koin is already operating in some industries such as health-tech, ed-tech,
home appliances, apparel, among others. Furthermore, Koin signed contracts with some large
e-commerce
platforms as Vtex and Magento in order to increase its merchants base to commercialize its product with limited integration efforts.
We believe that we can capitalize an opportunity for Koin’s solution as Latin American
e-commerce
is one of the fastest growing in the world, local customers are accustomed to paying in installments and there is a large percentage of the population underserved by traditional financial institutions.
Agreement to Acquire Ownership Stake in Stays.net
On January 13, 2022, we reached an agreement to acquire a 51% ownership stake in Stays.net, Brazil’s leading vacation rental channel manager for a total price of $3.1 million. Completion of the transaction is expected to occur in the second quarter of 2022 subject to customary closing conditions.
Sales Call Centers
In 2018, we launched call center operations through third parties in Peru, Ecuador, Mexico, Colombia, Chile, Argentina and Brazil. Through these call centers we sell all our products, except for buses, cruise lines and vacation rentals. We included our sales call number on the homepage of each website. This complements our online platform, helping us to gain new travel customers and interact with those who might not be digitally enabled. We currently have call center operations for our Despegar, Decolar, Best Day and Viajes Falabella. These sales call centers were closed during the
COVID-19
pandemic; however, starting from January 2022, we
re-opened
our sales call centers for certain countries, including Mexico and Argentina, and we expect to re-open
our Brazilian sales call center in May 2022.

Customer Service
Customer experience is a key focus for our business and we believe this is reflected in our strong brand recognition and loyalty throughout Latin America. We emphasize providing personalized support throughout the customer purchase cycle, including automated web-based
support and support from live customer service representatives.
In addition to our
in-house
customer service centers in Brazil, Mexico and Colombia, we rely on outsourced services to provide 24/7 support to our customers for issues that cannot be resolved through our platform. Outsourcing certain functions allows better cost controls as well as gaining flexibility.
During 2021 we implemented a range of initiatives aiming to improve customer experience while optimizing costs:

•	scaled customer support with better flexibility integrating 46% more resources and 50% more providers in multiple countries;

•
improved customer experience through resources and process
re-engineering,
where phone service became two times better and time to resolve customer needs became 40% more efficient. Additionally, we continue to invest in our self-service platform improving its performance even as suppliers’ commercial terms kept changing; and

•	improved platform productivity by 25%.
All these accomplishments were achieved while managing a volatile Latin American environment that included unexpected government regulations, COVID resurgence with the Delta and Omicron variants, as countries’ borders reopened. We believe that the design of our existing business model as well as systems can scale to meet further increases in call volume.
As a result of our efforts we managed to increase our post-trip net promoter score (“NPS”), up to 60% during 2021 from 53% during 2020.
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
Technology and Data
We use our technology platform to improve the travel customer experience and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. We employ more than 630 dedicated technology professionals. We actively recruit and train these highly-skilled technology professionals and many of our current technology managers started in our training program. Given the market demand for technology professionals, we have implemented a series of incentive to retain our highly-skilled technology professionals.
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
In addition, our travel customers have the option to book travel directly with travel suppliers, including airlines, hotels and other travel suppliers via online and offline channels. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations” for more information.
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
Intellectual Property
We regard our intellectual property as critical to our future success and rely on a combination of trademark laws and contractual restrictions to establish and protect our proprietary rights in our products. Our intellectual property includes trademarks and domain names associated with the names “Despegar”, “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “BD Experience”, “HotelDo” and “Koin”. To protect our platform and technology, we have entered into confidentiality and invention assignment agreements with our employees and certain contractors and suppliers. We own our technology platform, which consists of applications that we develop in-house
using primarily open source software. We have not registered our technology, however, because we believe it would be difficult to replicate and that it is adequately protected by the agreements we have in place. Additionally, our technology is constantly evolving and any registration may run the risk of protecting outdated technology. We cannot assure you that all our intellectual property is fully protected and enforceable vis-à-vis
third parties under all applicable laws in Latin America. For more information, see “Item 3. Key Information — D. Risk Factors—Risks Related to our Business—We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.”

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
Regulations that apply to the
E-Commerce
Industry
We are also subject to a variety of laws, decrees and regulations that affect companies conducting business on the internet in the countries where we operate related to
e-commerce,
electronic or mobile payments; data collection; data protection; privacy; information requirements for internet providers; taxation (including VAT) or sales tax collection obligations); obligations to provide information to certain authorities; and other legislation which also applies to other companies conducting business in general. It is not clear how existing laws in Latin America governing issues such as general commercial activities, property ownership, copyrights and other intellectual property issues, taxation, consumer protection, digital signatures and personal privacy, apply to online businesses.

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
On July 8, 2019, Law 13,853/19 was enacted and created the ANPD, with powers –among others– to ensure the protection of personal data, construe the provisions of the LGPD, and supervise, monitor and apply sanctions in relation to the compliance of LGPD regulation.

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
Mexico
On April 23, 2021, a decree that amended certain tax and labor laws was issued with the purpose of banning the subcontracting regime (“outsourcing services”). Failure to comply with the new legislation could result in significant penalties, including the potential characterization of tax fraud. The legislative changes to the Income Tax Law, Value Added Tax Law and Federal Fiscal Code became effective as of September 1, 2021.
The following significant modifications to outsourcing services were introduced: (i) the Federal Labor Law generally prohibits outsourcing services; (ii) an exception is created to allow for the rendering of specialized services or the execution of special projects that are not within the corporate purpose stated in the incorporation documents or are not part of the primary economic activity of the service recipient (“specialized services”) so long as the service provided is duly registered; (iii) entities that provide specialized services must comply with a new registration procedure with the Ministry of Labor and Social Welfare.
Companies that do not comply with the outsourcing services requirements could be subject to significant penalties, including not deductibility for income tax purposes unless services qualify as specialized services and comply with all relevant formalities. In addition, payments that are not deductible in terms of the Income Tax Law will also not be creditable for purposes of the Value Added Tax Law. On the other hand, payments for simulated specialized services or outsourcing may be considered as tax fraud.
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
accepting the registration of our Argentine subsidiary in the National Registry of Software Producers, created by Decree 1315/13. As a result of this registration and pursuant to Argentine National Law No. 25,922, as amended, and its corresponding regulations (the “Software Promotion Law”), our Argentine subsidiary had been granted several tax benefits through December 31, 2019. These benefits included (i) a fixed national tax rate, (ii) a fiscal bond equivalent to 70% of the value of 75.14% of the Company’s social security tax contribution payments under Laws 19,032, 24,013 and 24,241, which can be used as a tax credit to offset national taxes; (iii) exemption from VAT withholding regimes; and (iv) a 60% reduction in the total amount of corporate income tax as applied to income from the activities of creation, design, development, production, implementation or adjustment (upgrade) of developed software systems and their associated documents.

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
In October 2020, the Argentine Congress approved a new Knowledge Based Economy Law. The approved regime is effective as of January 1, 2020 until December 31, 2029. Based on the amended promotional regime, eligible companies that meet new specified criteria, are entitled to (i) a reduction of the income tax burden up to 60% (60% for micro and small enterprises, 40% for medium-sized
enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the knowledge-based economy promotional regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable
tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the Company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). The tax credit may be used to offset federal taxes, such as VAT and income tax.
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
The Technical Evaluation Report issued by the Under Secretariat of Knowledge Economy validated compliance of our Argentine subsidiary with the requirements and formalities established in Articles 4 and 17 of Law No. 27,506, as amended, and other applicable regulations in force. Additionally, the report validated compliance with promotional obligations in the ordinary course of business related to the Regime for the Promotion of the Software Industry, created by Law No. 25,922, as amended. The report also validated that our Argentine subsidiary complied with the requirements demanded by the regulations applicable to the regime.
On January 14, 2022, the Under Secretariat of Knowledge Economy issued the Disposition 33/2022 by which our Argentine subsidiary obtained the registration in the National Registry of Beneficiaries of the Knowledge-Based Economy Promotional Regime, created by Article 3 of Law No. 27,506, as amended.
Income Tax Reform
In June 2021, the Argentine Congress enacted Law 27,630, which increases the corporate income tax rate for tax years beginning January 1, 2021 and onwards. The law replaced the 30% fixed tax rate with a progressive tax scale that applies as follows: a) for accumulated net taxable income up to $5 million Argentine Pesos (roughly $48,700), a 25% tax rate on accumulated net taxable income;

b) for accumulated net taxable income from $5 million Argentine Pesos to $50 million Argentine Pesos (roughly $486,800), a tax payment of $1.25 million Argentine Pesos (roughly $12,200) plus a 30% tax rate on accumulated net taxable income exceeding $5 million Argentine Pesos; c) for accumulated net taxable income exceeding $50 million Argentine Pesos, a tax payment of $14.75 million Argentine Pesos (roughly $143,600) plus a 35% tax rate on accumulated net taxable income exceeding $50 million Argentine Pesos. In addition, the new law permanently extended the 7% withholding tax currently in force to dividend distributions. The mentioned thresholds will be subject to inflation adjustment from 2022 onwards.
Tax on Export of Services
In September 2018, the Argentine government issued the Decree 793/2018 which established a temporary withholding on exports of services of 12% with a maximum limit of AR$4 per each dollar of the export invoice amount. This withholding on exports of services was applicable for exports of years 2019 and 2020. In December 2019, Decree No. 99/2019 reduced the percentage from 12% to 5% without limit of Argentine pesos per dollar, to become effective from January 1, 2020 until December 31, 2021.
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
We believe our Argentine subsidiary is eligible to benefit from the new 0% export tax rate in the Knowledge Based Economy Law. Our Argentine subsidiary has applied before the Argentine Ministry of Productive Development for approval to benefit from such tax regime. Disposition No. 11/2021 issued by the Under Secretariat of Knowledge Economy established that for those beneficiaries of the former software promotion regime who have submitted their application for the new Knowledge-based regime in the terms of Resolution No. 449/19 of the former Secretariat of Entrepreneurs (as is the case of our Argentine subsidiary), the procedure for registration in the new regime consists of submitting a ratification note, attaching the documentation issued by the regulator regarding the normal course of promotional obligations of the law of software promotion. We have already received the ratification.
Reverse Withholding Tax for an Inclusive and Solidarity Argentina (PAIS) and General Resolution No. 4815/2020.
Effective as of December 23, 2019, a new reverse withholding tax (Tax for an Inclusive and Solidarity Argentina (PAIS)) was created in Argentina. The 30% tax applies on the purchases by Argentinean residents of foreign services through credit and debit cards; services to be provided outside Argentina, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and the acquisition of international passenger transport services (by land, air, aquatic and road). Furthermore, the Argentine Federal Tax Authorities (AFIP) issued on September 16, 2020 General Resolution No. 4815/2020, which imposes an additional 35% reverse withholding tax applicable on same transactions by Argentine residents.
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
Legal Proceedings
We are a party to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.
As of December 31, 2021, we have reserved $13.4 million to cover for probable losses.
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
In June 2018 the Consumer Defense Office of the Department of Justice issued a decision against Decolar and condemned it to pay a fine in the amount of R$7.5 million, on the grounds of alleged geopricing and geoblocking practices and obligated Decolar to cease such practices. We appealed such decision. The proceeding filed before PROCON originally closed in favor of Decolar; however, on January 23, 2020, the same Office issued a new resolution imposing a fine against Decolar in the amount of R$1.2 million. In March 2020 Decolar filed its defense, which evidences the inconsistencies in PROCON’S resolution, especially considering the former favorable decision. The final administrative decision was unfavorable to Decolar, which allowed it to file a lawsuit against PROCON in order to declare it null and void. We are currently waiting for the 1st instance decision.

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
Mexico
As in Brazil, Booking.com filed a claim in Mexico accusing our Mexican subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claim was filed before the Office of the Federal Prosecutor for the Consumer in 2019 and we were notified in February 2021. In September 2021, the Office of the Federal Prosecutor for the Consumer rejected Booking’s allegations.
Argentina
As in Brazil and Mexico, Booking.com filed two claims in Argentina accusing our Argentine subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claims were filed before the National Consumer Protection Office (August 2019), and the National Unfair Competition Office (November 2019). In the first claim, Despegar filed its response rejecting plaintiff’s allegation and introducing a counterclaim, asserting that it was Booking.com and not Despegar who carried out misleading practices against consumers. We also accused Booking of lacking the compulsory license granted by the Tourism Ministry to sell tourism products in Argentina. On December 23, 2019 the National Consumer Protection Office rejected the claim filed by Booking and ordered an investigation against it, to be carried out before the National Ministry of Tourism. In the second claim (filed before the National Unfair Competition Office in November 2019) we filed our response rejecting plaintiff’s allegation on the same basis used on the case before the Consumer Protection Office. In February 2021, the Unfair Competition Office also rejected the claim against Despegar.
Colombia
As in Brazil, Argentina and Mexico, in 2018 Booking.com filed a claim in Colombia accusing our Colombian subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The administrative claim before the Consumer Defense Office (“SIC”) has been pending since 2018. Pursuant to applicable law, the SIC had until April 1, 2022 to issue a decision on this matter. As of the date of this Annual Report the SIC has not issued a decision and, therefore, we believe this claim should be closed in favor of Despegar.
Human Capital Management
People, Company Culture and Total Rewards
At Despegar, our mission is to make travel possible for everyone. We believe travel is a force for good, and we are committed to making it more accessible and enjoyable for everyone. As of December 31, 2021, we have a team of 3,824 employees across more than 10 countries focused on using our extensive data and technology to create amazing travel experiences.

We aim to go above and beyond to take care of our people - giving them opportunities to grow and develop, and provide benefits that allow them to fuel their passion for travel and resources to help them take care of their well-being. While the competition for talent is fierce, particularly in Argentina, where our headquarters are located, we believe we offer something different: an opportunity to strengthen connections, broaden horizons and bridge divides through travel. We know the power of travel and understand the amazing things we can achieve by making it more accessible to everyone. And we are focused on attracting and retaining the best and brightest people to help us do that. To that end, we offer competitive compensation and differentiated benefits, including healthcare and retirement programs, wellness and travel reimbursement, an employee assistance program, an employee stock purchase program, time-off
programs, volunteer days off, a transportation program, onsite medical care and travel discounts, among others.
Inclusion and Diversity
To best serve our employees, customers, partners and community, we aim to build inclusive and diverse workplaces that prioritize and value a sense of belonging, respect, voice and equal opportunity, with initiatives such as:

•
employee-led
inclusion business groups, which are employee resource groups focused on promoting awareness related to race, ethnicity, sexual orientation, military status, disability and gender, as well as ally ship for underrepresented identities;

•	learning programs addressing bias and exclusive practices within traditional recruitment, hiring and marketing processes;

•	an employee onboarding program that includes a robust focus on intercultural awareness, ally skills and our inclusion business groups;

•
the utilization of employee surveys and external benchmarking to understand and address identity-based trends in order to set clear goals, create strategies and measure progress for increased headcount, hiring, compensation, advancement and retention of underrepresented employee groups; and

•
programs with our travel partners to focus on underserved travelers and drive industry engagement related to inclusion and diversity, and participation in outreach related to these efforts in local and global communities.

Environmental Matters
We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. Given that the majority of our operations are conducted online, we have a limited impact on the environment with a small carbon footprint and our carbon reduction measures focus mainly on reducing energy consumption and improving energy efficiency at our headquarters.
User Privacy and Data Security
Data security is crucial to our business operations. We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before accessing our products and services, under which they consent to our collection, use, and disclosure of their data in compliance with applicable laws and regulations, and we will only use the data of our users under the conditions agreed by our users.

From an internal policy perspective, we limit access to our servers that store our user and internal data on a
“need-to-know”
basis. Our internal control protocols cover the full lifecycle of data processing including data collection, data quality management, data encryption and transportation, data storage security, data backup and recovery, data processing and analytics, proper use of data, and data destruction and disposition. We adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. We also deploy a variety of detection mechanisms, including machine learning technology and other automated tools that help us independently identify certain misleading information on our platform to remove, suppress, or forward the content for human review. As we continue to develop these tools, content is reviewed by our trained specialists to comply with applicable laws and regulations. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

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

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Buenos Aires Argentina	Argentina operation and regional functions	Avenida Corrientes 746, 6th Floor	406	02/28/2023

Buenos Aires, Argentina	Argentina operation and regional functions	Juana Manso 1069, 5 Floor	1,203	05/21/2022

La Plata, Buenos Aires Argentina	Argentina operation	Camino Centenario esq. 511, La Plata	2,600	08/31/2022

Bogotá, Colombia	Colombia operation and customer service center	Interior 101, Manzana 15, Carretera 106 Nbr. 15A-25, Free Trade Zone	1,754	01/01/2023

Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	2,092	03/31/2026

Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajuá 219	5,600	08/16/2023

Ciudad de Cancún	Quintana Roo	Av. Bonanpak Sm 10 Mz 2 Lote 7	4,478	10/31/2024
We also own an approximately 2,077 square meter facility at Jujuy 2013 in the Parque Patricios tech district of Buenos Aires, Argentina, which houses part of our Argentina operations including IT support.
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
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are best known by our brands Best Day and HotelDo, which we acquired in October 2020. In Brazil Koin is our online payment platform and consumer lending services in Brazil since August 2020.
We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers.
During 2021 and 2020, we had approximately 3.8 million and 2.5 million travel customers, respectively. For the years ended December 31, 2021 and 2020, our gross bookings were $2.5 billion and $1.4 billion, respectively.
Item 5 of this Annual Report on Form
20-F
discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2021 and 2020. Item 5 “A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019,” Item 5 “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 5 Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Cash Flows for the Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” included in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2020 filed with the SEC on April 30, 2021 are incorporated herein by reference.
Segments
We organize our business into two reportable segments: (1) Air and (2) Packages, Hotels and Other Travel Products. Our Air segment offers travelers the possibility of purchasing airline tickets from airlines around the world. Our Packages, Hotels and Other Travel Products offers travelers the possibility of purchasing travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.
In 2021, 36.6% and 63.4% of our total consolidated revenue was derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In 2020, 47.8% and 52.2% of our total consolidated revenue was derived from our Air and our Packages, Hotels and Other Travel Products segments, respectively.
For the years ended December 31, 2021 and 2020, we generated:

•	Consolidated net revenue of $322.8 million and $131.3 million, respectively;

•	Consolidated operating loss of $95.9 million and $177.2 million, respectively;

•	Consolidated net loss attributable to Despegar.com, Corp. of $104.6 million and $142.6 million, respectively;

•	Consolidated Adjusted Segment (negative) EBITDA attributable to our Air segment of $(23.0) million and $(32.9) million, respectively.

•	Consolidated Adjusted Segment (negative) EBITDA attributable to our Packages, Hotels and Other Travel Products segment of $(6.2) million and $(82.4) million, respectively.

•	Consolidated Adjusted (negative) EBITDA of $(40.1) million and $(121.8) million, respectively.

Trends
Impact of
COVID-19
Our results of operations for 2021 and 2020 have been adversely affected by the
COVID-19
pandemic and the government measures to limit the spread of the virus.
The
COVID-19
pandemic has significantly affected the level of economic activity around the world and had an unprecedented effect on the global travel industry. Since the first quarter of 2020, the governments of many countries implemented a variety of containment measures, including travel restrictions, bans and advisories, instructions to practice social distancing, curfews, quarantine advisories, including quarantine restrictions after travel in certain locations, shelter-in-place
orders, required closures of
non-essential
businesses, vaccination mandates or requirements for businesses to confirm employees’ vaccination status, and other restrictions. The
COVID-19
pandemic has also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which led to a recession in 2020 and further reduction in consumer or business spending on travel activities. These impacts have had a significant adverse effect on travel suppliers and travelers on whom our business relies. During 2021 economies have recovered and led to more travel activity, particularly at the end of 2021 and beginning of 2022; however, travel activity has not yet reached pre-pandemic
levels.
The spread of new variants of
COVID-19
and the timing of distribution and administration of
COVID-19
vaccines and other medical interventions has caused uncertainty as to when restrictions will be lifted, if additional restrictions may be initiated or reimposed, if there will be permanent changes to travel behavior patterns. While the process of vaccinating their residents against COVID-19 is underway in many countries, with various levels of success, the large scale and challenging logistics of distributing the vaccines, the unavailability of vaccines in many regions, the impact of hesitancy of some to be vaccinated, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may all contribute to delays in economic recovery.
In 2020, given the severe downturn in the global travel industry which results in unprecedented levels of cancellations and customer refunds and lower new bookings, we experienced a 75% decrease in revenue as compared to 2019. In 2021, our revenues showed signs of recovery and increased 146% as compared to 2020, although they did not reach pre-pandemic
levels. We also experienced unfavorable working capital trends and material negative cash flows in 2020 and 2021, although the level of negative cash flow has moderated as booking trends improved and cancellations stabilized in 2021.
Following the onset of the
COVID-19
pandemic, we accelerated the execution of several cost saving and cash preservation initiatives. As such, we implemented several actions aimed at reducing our costs and our monthly cash usage. These actions included (i) temporarily reducing salaries of our senior and middle management; (ii) suspending bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating synergies from acquisitions; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing and renegotiating, to the extent possible, all contracts and commitments; (viii) reducing marketing expenses and
(ix) deferring non-critical capital
expenditures. We continue to evaluate additional cost reduction efforts and should we make decisions in future periods to take further actions we may incur additional restructuring and reorganization charges. While some cost reduction measures taken during the
COVID-19
pandemic were temporary and intended to minimize cash usage during this disruption, we expect to continue to benefit from the majority of the savings when business conditions return to more normalized levels.
In 2020, we issued convertible and
non-convertible
preferred stock and warrants to strengthen our liquidity position. The losses incurred in 2020 and 2021 due to the effects of the
COVID-19
pandemic increased our accumulated deficit to $574.8 million, which in turn led to a shareholders’ deficit of $31.7 million as of December 31, 2021. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue.

Even though there have been improvements in the economic and operating conditions for our business in 2021 since the outset of the
COVID-19
pandemic, we cannot predict the long-term effects of the pandemic on our business or the travel industry as a whole. We expect the impact to the overall travel market, and our business, to continue into 2022. The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and our business.
Long-term trends
We believe that our results of operations and financial performance will be driven primarily by the following long-term trends:

•
Growth in and Retention of our Traveler Customer Base
: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. During the 2021 and 2020, approximately 47% and 58%, respectively, of our travel customers had completed previous purchases on our platform.

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

•
Shift to Mobile Transactions
: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2021 and 2020, mobile accounted for approximately 72% and 71%, respectively, of all of our user visits, and approximately 50% and 48%, respectively, of our transactions were completed on our mobile platform, complementing our desktop website traffic. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.

•
Selling and Marketing Expenditures
: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2020, as part of our cost-savings measures in connection with the
COVID-19
pandemic, we reduced our selling and marketing expenses by 69.5% to $57.3 million as compared to $187.9 million in 2019. During 2021, our selling and marketing expenditures increased $38.0 million, or 66.3%, as compared to 2020, although a 49.3% reduction compared to pre-pandemic
spending levels.

Recent Acquisitions
Koin, which we acquired in August 2020, is consolidated for our entire fiscal year 2021 as compared to four months in our fiscal year 2020. Best Day, which we acquired in October 2020, is consolidated for our entire fiscal year 2021 as compared to three months in our fiscal year 2020. Therefore, the comparison of our results of operations for 2021 to 2020 is affected by the timing and size of our acquisitions.
In January 2022, we signed an agreement to acquire a 51% ownership stake in Stays.net, with the closing expected to occur during the second quarter subject to customary closing conditions.
Seasonality
We generally experience seasonal fluctuations in the demand for our travel services. Our most significant market, Brazil, and the rest of South America, where we operate, are located in the Southern hemisphere, where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Our most significant market in the Northern hemisphere is Mexico, where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.
The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market-driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends.
Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these consolidated financial statements may not be the same as those for any subsequent quarter or full year.
Due to the
COVID-19
pandemic, which led to significant cancellations and impacted new travel bookings beginning in March 2020, we did not experience our typical seasonal pattern for bookings, revenue and profit during 2020 and 2021. It is difficult to forecast the seasonality for the upcoming quarters, given the uncertainty related to the duration of the impact from
COVID-19
pandemic and the shape and timing of any sustained recovery. In addition, we are experiencing much shorter booking windows, which could also impact the seasonality of our working capital and cash flow.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

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
We assign goodwill to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value and, if applicable, record an impairment charge based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
We compared the fair value of the reporting units to their carrying values. The fair value estimates for all reporting units were based on a weighted-probability analysis of the present value of future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing long-term growth rates and discount rates applied to the cash flow projections. The significant estimates used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, the anticipated duration of
COVID-19
impacts and rates of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates. We believe the discounted cash flows is the best method for determining the fair value of our reporting units because it is one of the most common valuation methodologies used within the travel and internet industries.
Indefinite-Lived Intangible Assets
. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of brands and domains, using the relief-from-royalty method. This method assumes that the brands and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.
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
Legal, Labor and
Non-Income
Tax Contingencies
Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
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
The amount of income tax we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues pursuant to ASC 740, Income taxes, which contains a two- step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return.

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
We treat taxes on global intangible
low-taxed
income (“GILTI”) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs. See Note 20 to our consolidated financial statements for further additional information related to our income taxes.
Recently Issued and Not Yet Adopted Accounting Pronouncements under U.S. GAAP
For information on recently issued accounting pronouncements under U.S. GAAP, see Note 3 to our consolidated financial statements.
Goodwill Impairment Testing
As of December 31, 2021, we had an aggregate amount of goodwill of $122.4 million (of which $35.5 million relates to our Air segment and $86.9 million relates to our Packages, Hotels and Other Travel Products Segment).
Our reporting units are components which are one level below our operating segments and are primarily comprised by the country and brand (i.e., Despegar, Viajes Falabella and Best Day) where each set of travel products (air and packages, hotels and other travel products) are offered.
We performed our annual goodwill impairment test as of December 31, 2021 and concluded that there was no impairment of goodwill. For our annual goodwill impairment test, in the cash flow projections, we assumed a recovery to pre-pandemic
2019 levels of financial performance (including profitability) occurring in 2024. The shape and timing of the recovery was a key assumption in the fair value calculation. The discount rate was determined based on the reporting unit’s estimated weighted-average cost of capital and adjusted to reflect the risks inherent in its cash flows, which requires significant judgments. The discount rates used for the annual goodwill impairment test ranged between 10.5% and 16.6%.
Due to the severe and persistent negative effect
COVID-19
had on global economies, the travel industry, and our business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to our annual goodwill impairment assessment, we deemed it necessary to perform various interim assessments of goodwill during 2021. As a result of these assessments, we recognized goodwill impairment charges during 2021 for certain of our reporting units.
During 2021, we recognized interim goodwill impairment charges of $0.2 million and $1.1 million related to the Viajes Falabella Argentina reporting units within the Air and Packages, Hotels and Other Travel Products segments, respectively. The goodwill impairment was primarily driven by a significant reduction in the forecasted near-term cash flows of Viajes Falabella Argentina. As of December 31, 2021, the applicable reporting units within the Air and Packages, Hotels and Other Travel Products segment did not have goodwill remaining after impairment.
In addition, during 2021, we recognized an interim goodwill impairment charge of $3.0 million related to our Mexico’s business-to-business
reporting unit within the Packages, Hotels and Other Travel Products segment. The goodwill impairment was primarily driven by a significant reduction in the forecasted cash flows of the reporting unit, reflecting a longer assumed recovery period to pre-pandemic
2019 levels of profitability, mainly due to the continued material adverse impact of the
COVID-19
pandemic, including its impact on forecasted gross bookings and forecasted revenues. As of December 31, 2021, the applicable reporting unit within the Packages, Hotels and Other Travel Products segment had $14.8 million goodwill remaining after impairment.

Our estimation of fair value reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth (gross bookings and net revenues), expected length and severity of the impact from the
COVID-19
pandemic, the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters which are outside of our control, such as the discount rate. It requires us to make significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate fair value. Future events and changing market conditions may lead us to re-evaluate
the assumptions reflected in the current forecasts, particularly the assumptions related to the length and severity of the
COVID-19
pandemic and the shape and timing of the subsequent recovery, which may result in a need to recognize goodwill impairment charges that could have a material adverse effect on our results of operations. The full duration and total impact of
COVID-19
remains uncertain, and it is difficult to predict how the recovery will unfold for global economies, the travel industry, or our business.
Based on our analysis, we concluded that the estimated fair value for each of our reporting units, as of December 31, 2021, was reasonable. In each case, the estimated fair value exceeded the respective carrying value. We concluded that the goodwill assigned to each reporting unit, as of December 31, 2021, was not impaired and that neither reporting unit was at risk of failing the goodwill impairment test as prescribed under U.S. GAAP.
Operating and Financial Metrics
Our operating results are affected by certain operating metrics, such as number of transactions and gross bookings, which we believe are necessary for understanding and evaluating our company. We also regularly review the following key financial metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions:

	Year Ended December 31,
	2021	2020	% of Change

	In thousands
Operational Metrics
Number of transactions
By country
Brazil	2,134	1,940	10.0
Argentina	729	457	59.5
Mexico	1,849	803	130.3
Other	2,097	891	135.4

Total number of transactions	6,809	4,091	66.4
By segment
Air	3,570	2,435	46.6
Packages, Hotels and Other Travel Products	3,239	1,656	95.6

Total number of transactions	6,809	4,091	66.4
Gross Bookings
By country
Brazil	$646,591	$591,749	9.3
Argentina	391,580	206,871	89.3
Mexico	697,113	270,870	157.4
Other	794,136	362,845	118.9

Total gross bookings	$2,529,420	$1,432,335	76.6

Financial Metrics
Consolidated revenues	$322,843	$131,334	145.8
Consolidated operating loss	$(95,888)	$(177,217)	(45.9)

	Year Ended December 31,
	2021	2020	% of Change

	In thousands
Consolidated net loss attributable to Despegar.com, Corp.	$(104,628)	$(142,587)	(26.6)
Consolidated Adjusted EBITDA (unaudited)	$(40,105)	$(121,813)	(67.1)
Consolidated Adjusted Segment (negative) EBITDA:
Air	$(22,992)	$(32,890)	(30.1)
Packages, Hotels and Other Travel Products	$(6,150)	$(82,377)	(92.5)
Unallocated	$(10,963)	$(6,546)	(67.5)
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
We calculate Adjusted Segment EBITDA with respect to each segment, as our net loss for the year adjusted for (1) provision for income taxes; (2) financial income/(expense); (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring charges. See note 21 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.
Non-GAAP
Financial Measures
Consolidated Adjusted EBITDA
We report Consolidated Adjusted EBITDA as a
non-GAAP
financial measure. Consolidated Adjusted EBITDA is among the primary metrics by which management evaluates the performance of the business and on which internal budgets are based. Management believes that investors should have access to the same set of tools that management uses to analyze our results. This non-GAAP
measure should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for other measures of our financial performance prepared in accordance with U.S. GAAP. Our Consolidated Adjusted EBITDA has certain limitations as an analytical tool, including that it does not consider the impact of certain expenses to our consolidated statements of income.

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
We calculate Consolidated Adjusted EBITDA as net loss for the year adjusted for (1) provision for income taxes; (2) financial income/(expense); (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring charges.
The above items are excluded from our Consolidated Adjusted EBITDA measure because these items are noncash in nature, or because the amount and timing of these items is unpredictable, or not driven by core operating results and renders comparisons with prior periods and competitors less meaningful. We believe our Consolidated Adjusted EBITDA is a useful measure for analysts and investors to evaluate our future ongoing performance as this measure allows a more meaningful comparison of our performance and projected cash earnings with our historical results from prior periods and to the results of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments. In addition, we believe that by excluding certain items, such as stock-based compensation and acquisition-related impacts, Consolidated Adjusted EBITDA corresponds more closely to the cash operating income generated from our business and allows investors to gain an understanding of the factors and trends affecting the ongoing cash earnings capabilities of our business.
The table below provides a reconciliation of our consolidated net loss to Consolidated Adjusted EBITDA.

	Year Ended December 31,
	2021	2020

	(in thousands)
Consolidated net loss	$(105,865)	$(142,869)
Add (deduct):
Financial expense/(income), net	10,207	(12,910)
Income tax (benefit)	(230)	(21,438)
Depreciation and amortization expense	34,205	29,680
Impairment charges	5,106	1,917
Stock-based compensation expense	12,338	7,312
Restructuring and related reorganization charges	4,041	13,360
Acquisition-related expenses	93	3,135

Consolidated Adjusted EBITDA (unaudited)	$(40,105)	$(121,813)

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
12-month
period from the
check-out
date. We recognize breakage incremental revenue from unbilled amounts when the period expires. Our revenues under the prepay/merchant model represented 84% and 78% of our total consolidated revenues for the years ended December 31, 2021 and 2020, respectively.

Under the
pay-at-destination/agency
model, travelers pay the travel supplier directly at the destination and travel suppliers pay us our earned commissions at a later date, generally after checkout. We receive service fees from travelers at the time of booking. Our revenues under the pay-at-destination
model represented 2% and 1% of our total consolidated revenues for the years ended December 31, 2021 and 2020, respectively.
We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive
contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have a contract with Expedia and its affiliates to offer through our platform hotel and other lodging products. The contract establishes agreed payment terms. In each of the years 2021 and 2020, 7.5% and 6.2% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party — Relationship with Expedia” and Note 23 of our audited consolidated financial statements. Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with travel suppliers; however, we cannot assure you that we will not experience more volatility in the future.
Major Sources of Revenue
Commissions and Service Fees
We facilitate travel suppliers the sale of their travel products and services to travelers. We generally receive commissions in consideration for these facilitation services. Generally, we charge a service fee to travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e., modifications to the original terms of the reservations) as new bookings. Accordingly, we may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.
We recognize revenue upon the transfer of control of the promised facilitation services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those facilitation services. Generally, we recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience.
Given that the travel supplier is primarily responsible for providing the underlying travel services, we do not control the service or travel product provided by the travel supplier to the traveler and we do not bear inventory risk, we present revenue on a net basis for these transactions. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel-related services or collected from customers (which are therefore excluded from revenue). We present revenue on a gross basis for some bookings only when we pre-purchase
flight seats.
We partner with banks to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by such banks. Participating banks bear full risk of fraud, delinquency or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. In most cases, we receive payment before travel occurs or during travel and the period between completion of booking and reception of scheduled payments is typically one year or less. We have made use of the practical expedient in ASC
606-10-32-18
and we do not adjust the amount of consideration for the effects of a significant financing component. Beginning in late August 2020, we began providing financing to certain risk-profiled travelers only in Brazil.

Our revenue from commissions and service fees represented 83% and 77% of our total consolidated revenues for 2021 and 2020, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or Global Distribution Services providers when we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case
basis.
Incentive fee revenues represented 9% and 13% of our total consolidated revenues for 2021 and 2020, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.
Advertising revenues represented 3% and 4% of our total consolidated revenues for 2021 and 2020, respectively.
Destination Services
In October 2020 we began offering tours, activities and transportation services to travelers through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a gross basis for these transactions because we are primarily responsible for providing the underlying travel services.
Our destination services represented 2% of our total consolidated revenues for the years ended December 31, 2021 and 2020.
Other Revenue
We also derive revenue from other sources. Our other revenues sources are not material.
In late 2019, we began to operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such as bank co-branded
credit cards. Loyalty points can be redeemed for free or discounted travel products.
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
For loyalty points earned through
co-branded
credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within 30 days subsequent to the month of sale of loyalty points. Sales of loyalty points to business partners are comprised of two components: loyalty points and marketing (i.e., the use of intellectual property, including our brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). We allocate the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, we recognize the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed. This activity has been limited to date.

Revenue from interest earned on financing granted to certain risk-profiled customers in Brazil is recognized over the term of the financing and is based on effective interest rates. This activity has been immaterial and very limited to date.
In the aggregate, these other revenues represented 2% and 4% of our total consolidated revenues for 2021 and 2020, respectively.
Cost of Revenue
Cost of revenue consists of: (1) credit card processing fees; (2) fees that we pay to banks relating to the travel customer financing installment plans that we offer; (3) the costs of operating our fulfillment center, customer service and risk management; (4) costs borne by us as a result of credit card chargebacks, including those related to fraud; (5) claims against us under consumer protection laws; (6) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and sales taxes (which are deducted from our revenue); (7) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue; and (8) depreciation of property, plant and equipment related to our operation.
Selling and Marketing
Selling and marketing expense is comprised of direct costs, including online marketing such as search engine and social media marketing, and offline marketing, such as television and print advertising. It also includes expenses of our selling and marketing personnel and related overhead usually distributed based on the percentage of our employees attributable to selling and marketing (for example, rent, facilities, depreciation, etc.). Selling and marketing expense also includes commissions paid to certain third-party affiliates for sales that they generate through our systems. Reductions on a per transaction basis are expected to continue as the economy scales. However, the impact on operating contribution will vary with the level of activity and average selling prices.
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

Gain (Loss) from Equity Investments
We use the equity method to account for investments in companies if our investment provides us with the ability to exercise significant influence, but not control, the operating and financial policies of the investee.
Financial Results, Net
Our functional currency and the functional currency of certain of our subsidiaries, including our U.S., Uruguay, Ecuador, Venezuela and Argentina (beginning July 1, 2018) subsidiaries, is the U.S. dollar. The functional currency of our other subsidiaries is their respective local currency. Gains and losses resulting from transactions by each subsidiary in non-functional
currency are included in financial income/(expense). Financial income/(expense) also includes gains and losses on certain derivative financial instruments that we use from time to time to manage our exposure to foreign exchange volatility.
In addition, our assets and liabilities are translated from local currencies into dollars at the end of each period. However, any gains and losses resulting from such translations are reflected in our consolidated statement of comprehensive income/(loss) and are not reflected in our consolidated statements of operations. See also “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”
Our financial income and expense also include interest expense on our financial liabilities, interest income on our investments and gains and losses on derivative financial instruments.
Income Tax Benefit (Expense)
We are organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, we are treated as a U.S. corporation for tax purposes. Accordingly, we are subject to federal and state income tax in the United States, as well as foreign taxes in the multiple jurisdictions where we operate.
Results of Operations

	Year Ended December 31,
	2021		2020

	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$322,843	100	$131,334	100.0	145.8
Cost of revenue	(157,003)	(48.6)	(85,518)	(65.1)	83.6

Gross profit	165,840	51.4	45,816	34.9	262
Operating expenses
Selling and marketing	(95,290)	(29.5)	(57,292)	(43.6)	66.3
General and administrative	(86,930)	(26.9)	(94,722)	(72.1)	(8.2)
Technology and product development	(74,743)	(23.2)	(67,043)	(51.0)	11.5
Impairment of long-lived assets and goodwill	(5,106)	(1.6)	(1,917)	(1.5)	166.4

Total operating expenses	(262,070)	(81.2)	(220,974)	(168.3)	18.6

Gain (loss) from equity investments	342	0.1	(2,059)	(1.6)	NM
Operating loss	(95,888)	(29.7)	(177,217)	(134.9)	(45.9)
Financial results, net	(10,207)	(3.2)	12,910	9.8	NM

Loss before income taxes	(106,095)	(32.9)	(164,307)	(125.1)	(35.4)
Income tax benefit	230	0.1	21,438	16.3	(98.9)

Net loss for the year	$(105,865)	(32.8)	$(142,869)	(108.8)	(25.9)
Net loss attributable to redeemable non-controlling interest	1237	(0.4)	282	0.2	338.7

Net loss attributable to Despegar.com, Corp.	$(104,628)	(32.4)	$(142,587)	(108.6)	(26.6)

Note: “NM” denotes not meaningful.

Consolidated Revenues
The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2021		2020

	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$118,166	36.6	$62,713	47.8	88.4
Packages, Hotels and Other Travel Products	204,677	63.4	68,621	52.2	198.3

Total revenue	$322,843	100.0	$131,334	100.0	145.8

The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2021	2020

	(in thousands)
Commissions and service fees	$268,274	$100,908
Incentives	28,658	17,040
Advertising	10,235	5,040
Destination services	7,959	2,988
Others	7,717	5,358

Total revenue	$322,843	$131,334

For 2021, our revenues were significantly impacted by the effect of the
COVID-19
pandemic on our industry and our operations, although we have experienced an increase in travel activity due to fewer travel restrictions related to the
COVID-19
pandemic as compared to 2020.
For this reason, our total number of transactions and gross bookings increased 66% and 77%, respectively, in 2021 as compared to 2020. This increase in transactions and gross bookings resulted in higher revenues of $322.8 million in 2021, a 146% increase as compared to $131.3 million in 2020, although we have not reached pre-pandemic
levels. Our revenues in 2021 are also impacted by the full year of operations of Best Day which contributed $68.3 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our revenue increased 117% to $254.5 million in 2021.
Revenue from our Air segment increased $55.5 million, or 88%, in 2021, reflecting a 31.8% increase in airline tickets sold as compared to 2020. Revenue from our Packages, Hotels and Other Travel Products segment increased $136.1 million, or 198.3%, in 2021, reflecting a 48.9% higher overall demand for our mix of travel products and services as compared to 2020.
Our commissions and service fee revenue increased $167.4 million, or 165.9%, in 2021, an increase of 99.8%, or $47.8 million, in our Air segment and an increase 221.8%, or $119.3 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of the overall increase in travel demand as a result of fewer government restrictions due to the
COVID-19
pandemic, the impact of contra-revenue related to customer claims and cancellations, macro-economic conditions in our most significant markets (Brazil, Mexico and Argentina) leading to currency devaluations and newly imposed taxes on foreign currency transactions in Argentina, resulting in a decrease in the demand for international bookings in Argentina.

As compared to 2020, incentive revenue increased $11.6 million, or 68.2%, in 2021, an increase of 55.3%, or $7.1 million, in our Air segment and an increase of 125.6%, or $4.5 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of higher threshold incentives received from airlines, hotels and other travel suppliers reflecting the recovery in travel activity.
Advertising revenue increased $5.2 million, or 103.1%, in 2021, an increase of 69.5%, or $1.3 million, in our Air segment and an increase of 195.2%, or $3.5 million, in our Packages, Hotels and Other Travel Products segment, due to higher demand for travel advertising.
Destination services increased 5.0 million, or 166.4%, in 2021 as a result of the increase in travel demand. Our destination services in 2020 were not material.
Other revenues increased $2.4 million, or 44.0%, in 2021, primarily as a result of the increase in travel demand.
Our consolidated revenue by business model is as follows:

	Year Ended December 31,
	2021	2020

	(in thousands)
Pre-pay model	$270,891	$102,591
Pay-at-destination model	5,342	1,305
Other (1)	46,610	27,438

Total revenue	$322,843	$131,334

(1)	Primarily includes incentives from our travel suppliers, primarily airlines and GDSs.
Cost of revenue
Our cost of revenue increased $71.5 million during 2021 due to several factors such as: a $11.3 million increase in credit card processing fees, a $16.1 million increase in cost of installments and a $7.1 million increase in customer fraud and transaction processing errors, all resulting from higher transaction volumes due to significantly higher revenue with the fewer travel restrictions related to the
COVID-19
pandemic as compared to 2020, as well as a $41.1 million increase in general operating costs and fewer restructuring costs associated with cost reduction initiatives.
Our cost of revenue in 2021 is also impacted by the full year of operations of Best Day which contributed $26.6 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our cost of revenue increased 59.9% to $130.4 million in 2021.
Gross Profit
As a result of the factors described above, our gross profit was $165.8 million in 2021 as compared to $45.8 million in 2020. As a percentage of revenue, gross profit represented 51.4% and 34.9% in 2021 and 2020, respectively. The increase in gross margin was related to higher revenue in 2021 with a more profitable mix of products and services, coupled with a lower increase in costs as a result of the benefits from the cost reduction initiatives launched in 2020.
Selling and Marketing
Selling and marketing expense increased 66.3% to $95.3 million in 2021 as compared to $57.3 million in 2020. In 2020, we had suspended direct marketing expenses beginning in March 2020, which was part of our broader cost saving measures in connection with the
COVID-19
pandemic. In 2021, as countries started to recover, we increased our brand and performance marketing spending accordingly. In 2020, we incurred $3.9 million employee severance and benefit expenses due to restructuring costs associated with our cost savings plan, while in 2021, we incurred $1.3 million related to these costs.

Our selling and marketing expenses in 2021 were also impacted by the full year of operations of Best Day which contributed $31.7 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our selling and marketing expenses increased 28.3% to $63.6 million in 2021.
General and Administrative
General and administrative expense decreased 8.2% to $86.9 million in 2021, as compared to $94.7 million in 2020. The decrease was primarily due to higher efficiencies achieved through our cost reduction initiatives implemented in 2020, which includes an overall reduction in all corporate expenses, including outsourcing services, personnel expenses, and employee benefits. In particular, our general and administrative expenses were impacted in 2020 by $3.6 million in employee severance expenses and other reorganization costs as part of the cost savings plan in response to
COVID-19,
as compared to only $1.5 million in 2021 related to these costs.
Our general and administrative expenses in 2021 were also impacted by the full year of operations of Best Day which contributed $28.1 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our general and administrative expenses decreased 29.1% to $58.9 million in 2021.
Technology and Product Development
Technology and product development expense increased 11.5% to $74.7 million in 2021, as compared to $67.0 million in 2020. Our technology and product development expenses were impacted in 2020 by $3.2 million in employee severance expenses and other reorganization costs as part of the cost savings plan in response to
COVID-19,
as compared to $1.1 million in 2021 related to these costs.
Our technology and product development expenses in 2021 were also impacted by the full year of operations of Best Day which contributed $9.4 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our technology and product development expenses decreased 3.3% to $65.3 million in 2021.
Impairment Charges
Due to the severe and persistent negative effect that the
COVID-19
pandemic had on global economies, the travel industry, and our business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to our annual assessment, we deemed it necessary to perform various interim assessments of goodwill. As a result of these assessments, we recognized goodwill impairment charges during 2020 and 2021 for certain of our reporting units.
As it relates to goodwill, during 2021, we recognized goodwill impairment charges of $1.3 million related to the Viajes Falabella Argentina reporting units primarily driven by a significant reduction in the forecasted near-term cash flows of Viajes Falabella Argentina. In 2020, we recognized a goodwill impairment charge of $0.6 million related to this reporting unit. Also, during 2021, we recognized a goodwill impairment charge of $3.0 million related to our Mexico’s business-to-business
reporting unit within the Packages, Hotels and Other Travel Products segment, primarily driven by a significant reduction in the forecasted cash flows of the reporting unit, reflecting a longer assumed recovery period to pre-pandemic
2019 levels of profitability, mainly due to the continued material adverse impact of the
COVID-19
pandemic, including its impact on forecasted gross bookings and forecasted revenues.
As it relates to definite-lived intangible assets, during 2021, we recognized impairment charges of $0.9 million related to certain customer relationship assets associated with Best Day in Mexico and Viajes Falabella in Peru. During 2020, we recognized impairment charges of $1.1 million related to certain customer relationship assets.
Gain (Loss) from Equity Investments
During 2021, we recorded a gain on our equity investments of $0.3 million as compared to a loss of $2.1 million in 2020. Our results from equity investments are not significant.

Operating Loss
In 2021, we had an operating loss of $95.9 million compared to an operating loss of $177.2 million in 2020, primarily due to significantly increase activity due to a fewer travel restrictions related to the
COVID-19
pandemic compared to 2020. Excluding our Best Day operations, operating loss decreased 59.5% to $65.0 million in 2021.
Financial Results, Net
In 2021, we had net financial expense of $(10.2) million as compared to a net financial income of $12.9 million in 2020. The change in financial result position was due primarily to net foreign exchange losses of $4.5 million in 2021 as compared to foreign exchange gains of $11.1 million in 2020, a net losses on derivative financial instrument of $1.1 million compared to a gain of $10.6 million in 2020 and higher factoring fees of $5.4 million derived from significantly increase activity due to a fewer travel restrictions related to the
COVID-19
pandemic compared to December 2020.
Income Tax Benefit
Our effective tax rate for the year ended December 31, 2021 was 0.2%, which was lower than the weighted average rate of 29% due to changes in the statutory tax rate in Argentina, uncertain tax positions and tax contingencies recognition due to the Best Day acquisition and a reduction of a portion of valuation allowances linked with net operating losses in Brazil, Colombia, Peru and Argentina due to updated recoverability analyses for the upcoming years.
Our effective tax rate for the year ended December 31, 2020 was 13%, which was lower than the weighted average rate of 27% due primarily to the changes in tax rate related to the Promotional Regime enacted in Argentina, which reduced the income tax rate to 15% as from the following year, and the reversal of valuation allowances.
Net Loss
In 2021, we had a net loss of $105.9 million compared to a net loss of $142.9 million in 2020 as a result of the factors described above.
Net Loss Attributable to Redeemable
Non-Controlling
Interest
The share of net loss attributable to the redeemable
non-controlling
interest in our subsidiary Koin was $1.2 million in 2021 as compared to a loss of $0.3 million in 2020. To date, the activity and results of operations of this subsidiary have not been significant to our total results of operations.
Net Loss Attributable to Despegar.com Corp.
In 2021, we had a net loss of $104.6 million compared to a net loss of $142.6 million in 2020 as a result of the factors described above.
Adjusted Segment EBITDA

	Year Ended December 31,
	2021	2020

	(in thousands)
Air	$(22,992)	$(32,890)
Packages, Hotels and Other Travel Products	$(6,150)	$(82,377)
Unallocated	$(10,963)	$(6,546)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 21 — Segment Information in the notes to the consolidated financial statements for additional information.

Our Air segment Adjusted EBITDA decreased during 2021, resulting in negative Adjusted EBITDA of $(23.0) million compared to negative Adjusted EBITDA of $(32.9) million in 2020, resulting from significant higher revenue due to a fewer travel restrictions related to the
COVID-19
pandemic compared with December 2020, which drove meaningful gross bookings and revenue increase, partially offset by an increase in direct sales and marketing expense.
Our Packages, Hotels and Other Travel Products segment Adjusted EBITDA also decreased during 2021, resulting in negative Adjusted EBITDA of $(6.2) million compared to negative Adjusted EBITDA of $(82.4) million in 2020, resulting from significant higher revenue due to fewer travel restrictions related to the
COVID-19
pandemic compared with December 2020.

B.	Financial Position, Liquidity and Capital Resources
Cash Flows
Our principal sources of liquidity were typically cash flows generated from operations, cash available under credit facilities and loan agreements as well as our cash and cash equivalents and short-term investment balances.
The
COVID-19
pandemic has disrupted the global economy and travel industry, and consequently adversely affected our business, results of operations and cash flows.
Starting in March 2020, given the severe downturn in the global travel industry resulting in unprecedented levels of cancellations and customer refunds and lower new bookings, we experienced unfavorable working capital trends and material negative cash flows in 2020 and 2021, although the level of negative cash flow has moderated as booking trends slightly improved and cancellations stabilized in the fourth quarter of 2021. The full duration and total impact of
COVID-19,
and how the recovery will unfold, remains difficult to predict. We expect cash flow to remain negative until the decline in new merchant bookings improves further with cancellations either remaining stable or moderating further. In addition, we are experiencing much shorter booking windows in our lodging businesses, which could also impact the seasonality of our working capital and cash flow.
Our typical business cash cycle provides a positive source of working capital for our operations. Our pre-pay
model allows us to collect cash amounts from transactions with our travel customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim and reduces our need to use external sources of financing. Under our pre-pay
model, we receive cash payments through credit card companies used by travel customers at or near the time of booking, and we are required to make payments related to the booking to the relevant travel suppliers generally two to three months afterwards, typically, after the travel customer uses the reservation and the travel supplier invoices us.
As of December 31, 2021, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus related party receivables) amounted to a net payable of $192.9 million as compared to a net payable of $193.0 million as of December 31, 2020. We adopted the strategy to assist our travel customers with refunds and reschedulings, including the issuance of vouchers to be used by our travel customers during 2020 and 2021. If a travel customer does not accept the voucher, according to our standard commercial terms and conditions, the corresponding refund would depend on the regulation of each country, considering as an average typically payable within 120 days from the date the refund is requested.
Within our travel accounts payable balance as of December 31, 2021 of $263.5 million, we recognized a liability of $71.3 million related to refund vouchers issued to travelers due to cancelled reservations as a result of the
COVID-19
pandemic, as compared to a liability of $90.8 million as of December 31, 2020. Vouchers are eligible for use for their stated amount at any time after issuance and until one year after the World Health Organization declares the end of the pandemic. Also, we had deferred merchant bookings of $142.9 million which will be due after the traveler checks out.

Our working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $37.7 million as of December 31, 2021, as compared to $135.8 million as of December 31, 2020.
Overall, the losses incurred in 2020 and 2021 due to the effects of the
COVID-19
pandemic increased our accumulated deficit to $574.8 million, which in turn led to a shareholders’ deficit of $31.7 million as of December 31, 2021. Nonetheless, as of December 31, 2021, we had $246.1 million in cash and cash equivalents. We continuously monitor our business performance, revenue and costs, our current and projected liquidity and operating plans. These assessments require the use of various internal and external information to build projections, including estimates from industry associations, such as the International Air Transport Association (“IATA”), which following
COVID-19
vaccination campaigns is expecting that travel will continue to improve during 2022. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue. The principal assumptions used in our cash flow analyses to estimate future liquidity requirements consisted of forecasting gross bookings and revenues, net of our most significant costs and expenses, forecasting working capital requirements and commitments, such as our preferred dividends, debt payments and other commitments. Based on these actions and assumptions and considering our available cash and cash equivalents balance as of December 31, 2021, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months. As conditions are recent, uncertain and changing rapidly, we cannot assure you that our business will not require additional funds for operating activities in the future, nor whether the conditions of the global economy and financial markets will allow us to access to those financing options, particularly if the effects of the pandemic persist significantly longer.
Managing our balance sheet prudently and maintaining appropriate liquidity are high priorities during the current
COVID-19
pandemic. During 2020 and 2021, we took actions to navigate our current working capital challenges and depressed revenues including reduction of the size of our workforce to optimize efficiency, reduce costs, bolster liquidity and preserve financial flexibility.
As part of our strategy to increase our liquidity position, in August 2020, we entered into an investment agreement with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (“L Catterton”) and an investment agreement with Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (“Waha Capital”), to raise $200 million in gross proceeds in a private placement of shares of newly created series of preferred stock and warrants to purchase our common stock. The transaction with L. Catterton closed on September 18, 2020 and the transaction with Waha Capital closed on September 21, 2020. These transactions increased our cash position by $187.9 million in 2020. During 2021, we paid an aggregate amount of $10 million in preferred dividends to L Catterton and Waha Capital.
In October 2020, we closed the acquisition of Best Day for a fixed purchase price of $10.3 million which was deferred until October 1, 2023. The agreement also provides for an earn-out
for the benefit of certain sellers ranging from $0 to $20 million which, if any, will be not payable until October 1, 2024.
In 2021, we completed payment of the last installment of our acquisition of Viajes Falabella for $5.8 million.
Our cash flows are as follows:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net cash flows (used in) operating activities	$(38,208)	$(118,345)
Net cash flows used in investing activities	(26,941)	(14,743)
Net cash flows (used in)/provided by financing activities	(1,170)	173, 696
Effect of exchange rate changes on cash and cash equivalents	(4,943)	(3,767)

Net (decrease)/increase in cash and cash equivalents	$(71,262)	$36,841

Due to the effect of
COVID-19,
we experienced unfavorable working capital trends and material negative cash flows from operations of $38.2 million and $118.3 million in 2020 and 2021, respectively, although the level of negative cash flow has moderated as booking trends improved and cancellations stabilized in the fourth quarter of 2021. However, the full duration and total impact of
COVID-19,
and how the recovery will unfold, remains difficult to predict.
In 2021, our net cash flows used in investing activities were $26.9 million; compared to $14.7 million in 2020 primarily due to lower current year capital expenditures of $21.2 million, including lower spend on internal-developed software. Cash used in investing activities in 2021 primarily included a $18.8 million investment in intangible assets, including software and website development costs and $2.4 million in acquired property and equipment.
In 2021, our net cash flows used in financing activities were $1.2 million primarily due to a $10.0 million payment of dividends to preferred shareholders, partially offset by the net increase of long-term and short-term debt of $8.1 million. In 2020, our net cash flows provided by financing activities were $173.7 million primarily due to $187.9 million of net proceeds from the issuance of preferred shares and warrants in September 2020, partially offset by the net payment of borrowings of $14.3 million and the cash dividend payment of $0.6 million to the Series A Preferred shareholders. We did not repurchase any shares under our share repurchase program in 2021 and 2020.
Foreign exchange rate changes resulted in decreases of our cash balances denominated in foreign currency in 2021 of $4.9 million, reflecting a net depreciation in foreign currencies related to the U.S. dollar during the year. Foreign exchange rate changes resulted in an decrease of our cash balances denominated in foreign currency in 2020 of $3.8 million.
Indebtedness
Due to our positive cash cycle, we have historically maintained a low level of debt. Our debt was historically comprised of bank debt. As of December 31, 2021, we have outstanding short and long-term debt of $26.7 million as compared to $19.3 million as of December 31, 2020. As of December 31, 2021 and 2020, short-term debt is comprised of five and four loans with two financial institutions, respectively. Our long-term bank debt amounting to $10.4 million as of December 31, 2021 is primarily denominated in currencies other than the U.S. dollar and matures between 2023 and 2026. As of December 31, 2021, we were in compliance with all covenants.
We also have additional debt of $9.3 million related to seller financing for the acquisition of Best Day which is payable in October 2023. We also recognized a liability for the earnout provision of the Best Day agreement amounting to $2.9 million as of December 31, 2021. We will pay the earn-out
consideration, if any, in cash on October 1, 2024.

C.	Research and Development, Patents and Licenses
Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our travel customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our travel customers. In 2021 and 2020, we spent $74.7 million and $67.0 million, respectively, on software development and other technology and product development activities.

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
Inflation
Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our travel customers. Below is a summary of certain macroeconomic data for Brazil, Mexico and Argentina, our three largest markets, for 2021 and 2020:

	Brazil
	2021	2020
Real GDP growth (1)	12.3%	(4.1)%
Population (in millions) (1)	213.3	211.8
Inflation (1)	10.1%	4.52%
Exchange rate (2)	5.58	5.20

(1)	Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2)	Source: Banco Central do Brasil. Data as of December 31 of each year.

	Mexico
	2021	2020
Real GDP growth (1)	5.0%	(8.3)%
Population (in millions) (2)	128.97	126.0
Inflation (3)	7.36%	3.15%
Exchange rate (4)	20.51	19.95

(1)	Source: Instituto Nacional de Estadística y Gegrafía (INEGI), measured in local currency.
(2)	Source: Instituto Nacional de Estadística y Gegrafía (INEGI). Census information is updated every five years. Latest census was conducted in 2020/
(3)	Source: Instituto Nacional de Estadística y Gegrafía (INEGI), measured in local currency.
(4)	Source: Banco de México. Data as of December 31 of each year.

	Argentina
	2021	2020
Real GDP growth (1)	10.3%	(11.8)%
Population (in millions) (1)	45.40	45.40
Inflation (1)	50.9%	36.1%
Exchange rate (2)	107.59	89.25

(1)	Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(2)	Source: Banco de la Nación Argentina. Data as of December 31 of each year.

E.	[Not Applicable]

F.	[Not Applicable]

G.	Safe Harbor
See “Part I. Introduction – Forward-Looking Statements.”

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
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
Our memorandum and articles of association authorize us to have up to eight directors or such other number of directors as is from time to time fixed by resolution of the board. Our board of directors currently consists of seven members.
Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by the L Catterton Purchaser (the “L. Catterton Director”) and director appointed by the Series B Preferred Shareholders (the “Series B Director”). Pursuant to our memorandum and articles of association, each of our directors (other than the L. Catterton Director and Series B Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2024, 2022 and 2023, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected,
as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our Class I, II and III Directors are divided among the three classes as follows:

•	the Class I Directors are Jon Gieselman and Michael James Doyle, and their terms will expire at the annual meeting of stockholders to be held in 2024;

•	the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected
at any special meeting of our shareholders. Given the current restrictions related to the
COVID-19
pandemic, we cannot assure you that we will not be required to delay or adjourn our annual meeting for 2022 or host an annual meeting that shareholders can only attend remotely or by proxy.
The L Catterton Purchaser has the right to appoint the L. Catterton Director so long as the L Catterton Purchaser and its permitted transferees continue to beneficially own (a) (i) at least 75,000 Series A Preferred Shares and (ii) Warrants and/or ordinary shares that were issued upon exercise of the Warrants representing at least 5,500,000 ordinary shares or (b) if the Company shall have redeemed the Series A Preferred Shares in full, Warrants and/or ordinary shares that were issued upon exercise of Warrants representing at least 5,500,000 ordinary shares. The Series B Preferred Shareholders have the right to appoint a director so long as the Waha Purchaser holds Series B Preferred Shares (or ordinary shares issued opened conversion thereof) representing no less than 25,000 Series B Preferred Shares. The L. Catterton Director is Dirk Donath. The Series B Preferred Shareholders have not appointed a Director since June 2021.
The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Nilesh Lakhani	62	Chairman of the Board and Director
Damian Scokin	55	Chief Executive Officer and Director
Jon Gieselman	53	Director
Martín Rastellino	50	Director
Mario Eduardo Vázquez	86	Director
Michael James Doyle II	51	Director
Dirk Donath	55	Director
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
Nilesh Lakhani
has served as a member of our board of directors since October 2012 and as Chairman of our board of directors since March 2019. Mr. Lakhani is also a director and a member of the audit committee of Ozon (Nasdaq: OZON) since 2021. Mr. Lakhani served on the board of directors of Netshoes (NYSE: NETS). He also served as an independent director on the board of directors of QIWI plc (Nasdaq: QIWI). Mr. Lakhani was an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund. He has also held key executive positions with growth companies in the technology, media and financial services industries. He was the Chief Financial Officer of oDesk Corporation (currently Upwork). Prior to that, he was the Chief Financial Officer of Yandex N.V. (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media, Inc. (Nasdaq: CTCM). Prior to that, Mr. Lakhani was the Chief Financial Officer of Pogo.com, and was Vice President of Global Operations at Electronic Arts after it acquired Pogo.com. Mr. Lakhani also served as senior vice president with Transamerica Corporation, and worked with GE Capital. Mr. Lakhani holds a bachelor’s in Economics from the University of Manchester and an MBA from the University of San Francisco.

Damián Scokin
joined Despegar in December 2016 and has served as our CEO since February 2017 and as a member of our board of directors since April 2017. Prior to becoming our CEO, Mr. Scokin was the CEO of Ultrapetrol (Bahamas) Limited (“Ultrapetrol”), where he continues to be a member of the company’s board of directors. Mr. Scokin helped navigate Ultrapetrol through its negotiations with creditors as a result of adverse market conditions in the energy and natural resources sectors, which, subsequent to his departure as CEO of the company, resulted in the filing of a Chapter 11 prepackaged reorganization plan agreement with a U.S. bankruptcy court at the beginning of 2017. Mr. Scokin held several positions within the LATAM Airlines Group. Mr. Scokin served as CEO for LATAM’s International Business Unit, where he was in charge of leading the merger and integration process of LAN Airlines, the biggest airline in Chile, and TAM Linhas Aereas, one of Brazil’s leading airlines. Prior to the merger process, Mr. Scokin worked as CEO for the International Business Unit of Lan Airlines in Chile and as CEO for LAN Argentina before that, where he was in charge of the company’s startup and early development in Argentina. Mr. Scokin started his career as an associate of Mckinsey & Company in Boston, where he eventually became partner. Mr. Scokin holds a bachelor’s degree in Economics, a bachelor’s degree Industrial Engineering degree from the University of Buenos Aires and a Master of Business Administration from Harvard Business School.
Jon Gieselman
is the President of Expedia Brands, where he is focused on brand marketing, growth marketing and marketing technology services across all Expedia Group consumer brands. Gieselman has been a director of Expedia Group since December 2019. Mr. Gieselman is a significant transformation leader with more than 30 years’ experience, who has been on the frontlines of developing creative content at traditional consumer product companies and cutting-edge brands. Before joining Expedia Group, Mr. Gieselman served as Vice President of Market for Services at Apple, Inc., where he was responsible for the global marketing and sales functions for Apple’s Services including businesses such as the App Store, Apple Music, Apple TV+ and Apple Card. Prior to Apple, Mr. Gieselman served as Senior Vice President of Marketing at DirecTV, Inc., a direct broadcast satellite service provider, having previously served in senior marketing roles at Sears Holding Corporation, Home Shopping Network and
Ray-Ban
Sunglasses. Mr. Gieselman holds a B.A. from Boston College and an M.B.A. from St. John Fisher College. He was inducted into the American Advertising Federation’s Advertising Hall of Achievement in 2009 and is the winner of 28 Cannes Lions
.
Martín Rastellino
has served as a member of our board of directors since June 2017. Mr. Rastellino is a co-founder
of the Company and has been extensively involved in the management of the Company. He has served as our Chief Operating Officer and Head of Hotels Business, among other key managerial positions. Mr. Rastellino also serves as a member of the Latin America Advisory Board of the Duke University’s Fuqua School of Business, and he is an active mentor, advisor and investor in several technology start-ups in Latin America. Prior to joining the Company, Mr. Rastellino served as a Manager for Teleglobe in the United States and has also worked as an auditor for Arthur Andersen in Argentina. Mr. Rastellino holds a bachelor’s degree in Public Accounting from the University of Buenos Aires and an MBA from Duke University.
Mario Eduardo Vázquez
has served as a member of our board of directors since August 2014. He served as the Chief Executive Officer of Grupo Telefónica in Argentina. Prior to that, Mr. Vázquez worked in auditing for Arthur Andersen for 33 years, including as a partner and general director covering Latin American markets, including Argentina, Chile, Uruguay, and Paraguay. Mr. Vázquez previously taught as a professor of Auditing at the Economics School of the Universidad de Buenos Aires. Mr. Vázquez also serves on the board of directors and is president of the Audit Committee of Globant S.A. (NYSE: GLOB) and MercadoLibre, Inc. (NYSE: MELI). He has also served as a member of the board of directors of Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica S.A. (Spain), Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez also previously served as a member of the board of directors and as the president of the Audit Committee of YPF, S.A. (NYSE: YPF). Mr. Vázquez holds a bachelor’s degree in Public Accounting from the Universidad de Buenos Aires.
Michael James Doyle
has served as a member of our board of directors since September 2018. Mr. Doyle is the Chief Financial Officer of Nextdoor, a neighborhood social network based in San Francisco, California. He was Chief Financial Officer of Despegar. Prior to becoming our Chief Financial Officer, Mr. Doyle was the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle.

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
Executive Officers
The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	55	Chief Executive Officer
Alberto López Gaffney	50	Chief Financial Officer
Mariano Scagliarini	49	General Counsel
Gonzalo García Estebarena	42	Chief Commercial Director
Sebastián Mackinnon	50	Executive VP Travel Partners & Corporate Affairs
Javiera Ruiz	41	Chief Human Resources Officer
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
Prior to that, Mr. López Gaffney worked between 1999 and 2012 with Morgan Stanley, in the Mergers & Acquisitions Group and later as Managing Director & Head of Southern Cone. He began his business career as a business analyst at McKinsey in 1996. Mr. López Gaffney holds an MBA from Harvard University and a Master in Science in Industrial Engineering from Universidad Católica Argentina.
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
Sebastián Mackinnon
has served as our Executive VP Travel Partners & Corporate Affairs since October 2018. From March until October 2018, he served as interim Country Manager for Brazil Operations, and from December 2015 until March 2018, he served as our Head of Air, with a regional scope.

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
Javiera Ruiz
has served as Chief Human Resources Officer since January 2020. From August 2017 until January 2020, she served as Regional Human Resources Manager of the Company. Previously, Mrs. Ruiz served in various positions at Latam Airlines. Mrs. Ruiz holds a Psychologist Degree from Universidad Catolica de Chile.
Family Relationships
There are no family relationships among any of our executive officers or directors.

B.	Compensation
Compensation of Executive Officers and Directors
For the years ended December 31, 2021, 2020 and 2019, the aggregate compensation provided to the officers and members of our board of directors amounted to $8,056,016, $4,009,856 and $4,051,274, respectively. The aggregate compensation provided to the officers and members of our board of directors for the year ended December 31, 2021 increased as compared to the year ended December 31, 2020 because of, among other things, the impact of higher share prices at the time of the vesting of RSUs, the vesting of RSUs granted as part of our retention efforts as a result of the COVID-19 pandemic, the exercise of stock options issued at the time of the IPO, the appointment of additional officers in 2021, the impact of inflation in Argentina, and an increase in the base compensation for officers after a reduction during 2020 as a consequence of the impact of the
COVID-19
pandemic. Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “—Equity Incentive Plans.”
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
Pursuant to the Amended and Restated 2016 Stock Incentive Plan, we may grant RSUs and stock options to our officers, directors and/or employees. As of December 31, 2021, we had 1,892,459 shares of common stock reserved for new stock-based awards under the Amended and Restated 2016 Stock Incentive Plan. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2021, we continued issuing RSUs as our primary form of stock-based compensation. During 2021, 2020 and 2019 we granted an aggregate of 723,908, 1,409,680 and 340,565 RSUs to certain of our directors, senior management and other personnel. During 2021 and 2020, we did not grant any stock options, and during 2019 we granted an aggregate of 225,903 stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.”

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
Vesting Schedule
. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. In 2020, we started issuing RSUs as our primary form of stock-based compensation. RSUs vest in thirds on the first, second and third anniversary of issuance. The outstanding stock options will vest over the next year.
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
Nomination and Compensation Committee
In February 2019, our Board of Directors formed a nomination and compensation committee. The nomination and compensation committee is composed of three members, Mr. Dirk Donath, Mr. Nilesh Lakhani and Mr. Martin Rastellino, with Mr. Nilesh Lakhani serving as chair. The nomination and compensation committee is responsible for, among other things:

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
Strategy Committee
In May 2019, our board of directors formed a strategy committee. The strategy committee is composed of four members, Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael Doyle and Mr. Dirk Donath, with Mr. Rastellino serving as chair. The strategy committee is responsible for, among other things:

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
As of December 31, 2021, we had 3,824 employees, including the employees of Best Day and Koin. We also contracted with certain third-party providers to support our call center employees. The following tables show a breakdown of our employees as of December 31, 2021, 2020 and 2019 by category of activity.

	Number of Employees as of December 31,
Division/Function	2021	2020	2019
Operations and customer service	1,390	1,146	1,150
Sales and marketing	1,305	1,025	355
Technology and content	707	778	1,172
General and administrative (1)	422	628	352

Total	3,824	3,577	3,029

(1)	Includes business development, administration, finance and accounting, legal and human resources.
As of December 31, 2021, all of our employees in Brazil and 303 of our employees in Argentina were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.

We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.

E.	Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2022 by (1) each of our executive officers and directors and (2) all of our executive officers and directors as a group.
In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Juana Manso 1069, 5 Floor, Ciudad Autónoma de Buenos Aires, Argentina (C1107CBR).

	Outstanding Ordinary Shares as of March 31, 2022
Name of Beneficial Owner	Number	%
Executive Officers and Directors:
Nilesh Lakhani (1)	62,452	*
Damián Scokin (2)	79,129	—
Jon Gieselman	—	—
Martín Rastellino (3)	480,658	*
Mario Eduardo Vázquez (4)	18,393	*
Michael Doyle II (5)	112,888	*
Dirk Donath	—	—
Alberto Lopez Gaffney (6)	28,425	*
Mariano Scagliarini (7)	—	—
Gonzalo García Estebarena (8)	19,621	—
Sebastián Mackinnon (9)	73,309	*
Javiera Ruiz (10)	20,679	—

Executive Officers and Directors as a Group (13 persons)	895,554	1.2%

*	Represents beneficial ownership of less than 1%.
(1)
Mr. Lakhani, the chairman of our board of directors, also holds 8,292 RSUs which will vest on January 1, 2023, provided that Mr. Lakhani remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”

(2)
Mr. Scokin, our Chief Executive Officer and a member of our board of directors, also holds 202,019 RSUs which will vest in June 1, 2022, December 1, 2022, December 1, 2023 and December 1, 2024, and Mr. Scokin also holds options for the issuance of 24,456 ordinary shares, which will vest on December 1, 2022, provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(3)
Consists of 11,243 ordinary shares held by Mr. Rastellino, a member of our board of directors, 469,415 ordinary shares held by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A. Mr. Rastellino also holds 6,219 RSUs which will vest on January 1, 2023, provided that Mr. Rastellino remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”

(4)
Mr. Vázquez, a member of our board of directors, also holds 6,219 RSUs which will vest on January 1, 2023, provided that Mr. Vázquez remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”

(5)
Mr. Doyle, a member of our board of directors, also holds 4,146 RSUs which vest on January 1, 2023, provided that Mr. Doyle remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”

(6)
Mr. Lopez Gaffney, our Chief Financial Officer, also holds options for the issuance of 16,308 ordinary shares, which will vest on December 1, 2022, and 71,350 RSUs which will vest on June 1, 2022, December 1, 2022, December 1, 2023 and December 1, 2024, provided that Mr. Lopez Gaffney remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation”.

(7)
Mr. Scagliarini, our General Counsel, holds 10,566 RSUs which will vest on June 1, 2022, December 1, 2022, December 1, 2023 and December 1, 2024, provided that Mr. Scagliarini remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(8)
Mr. Garcia Estebarena, our Chief Commercial Director, also holds options for the issuance of 13,178 which will vest on December 1, 2022 and 114,103 RSUs which will vest on June, 2022, December 1, 2022, December 1, 2023 and December 1, 2024, provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(9)
Mr. Mackinon, our Chief Travel Partners & Corporate Affairs, also holds options for the issuance of 12,228 ordinary shares which will vest on December 1, 2022, and 139,120 RSUs which will vest on December 1, 2022, December 1, 2022, December 1, 2023 and December 1, 2024, provided that Mr. Mackinon remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”

(10)
Ms. Ruiz, our Chief Human Resources, also holds options for the issuance of 1,647 ordinary shares which will vest on December 1, 2022, provided that Ms. Ruiz remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”

For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2022 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.
In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

	Outstanding Ordinary Share as of March 31, 2022
Name of Beneficial Owner	Number	%
% Shareholders:
LCLA Daylight LP (1)	11,000,000	12.55
Expedia, Inc. (2)	9,590,623	10.94
Waha LATAM Investments Limited (3)	5,405,405	6.17
Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd. (4)	4,408,209	5.03

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

(3)
Based on the Schedule 13D filed with the SEC on March 1, 2021. Consists of 50,000 Series B Preferred Shares held by Waha LATAM Investments Limited representing 5,405,405 ordinary shares on an as-converted
basis. The Series B Preferred Shares are convertible, at the option of the holders, at any time into ordinary shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 ordinary shares per Series B Preferred Share, subject to certain anti-dilution adjustments. Waha Latam Investments Limited is a wholly owned subsidiary of Waha Capital PJSC. Accordingly, Waha Capital PJSC may be deemed to share beneficial ownership of the securities held of record by Waha Latam Investments Limited. The principal business address of each of the entities named in this footnote is 42/43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates.

(4)
Based on the Schedule 13G/A filed with the SEC on February 12, 2021. Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd. is the holder of record of 4,408,207 ordinary shares. Such shares may deemed to be beneficially owned by Arisaig Partners (Mauritius) Ltd., its investment manager, and Arisaig Partners (Asia) Pte Ltd., its sub-investment
manager. The principal business address for each of Arisaig Global Emerging Markets Consumer Fund (Singapore) Pte Ltd. and Arisaig Partners (Asia) Pte Ltd. is 6 Lorong Telok,
#02-01
Singapore 049019. The business address for Arisaig Partners (Mauritius) Ltd. is IFS Court, Bank Street, Twenty Eight Cybercity, Ebene 72201 Mauritius.

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
Relationship with Expedia
Expedia Outsourcing Agreement
We entered into the Expedia Outsourcing Agreement with affiliates of Expedia on March 6, 2015. The agreement has been amended and restated, most recently on November 14, 2019. Expedia is the beneficial owner of 10.94% of our ordinary shares outstanding as of March 31, 2022.

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
Given the uncertainty caused by the ongoing
COVID-19
pandemic, we cannot assure you that we will be able to meet this requirement in the future. As a result, on August 20, 2020, we entered into an amendment with respect to the Expedia Outsourcing Agreement (the “Outsourcing Agreement Amendment”), whereby the parties agreed, among other things, to waive Expedia’s termination rights under the Expedia Outsourcing Agreement relating to minimum bookings requirements through December 31, 2021, subject to certain conditions. The waiver of Expedia’s termination rights has expired in accordance with its terms and we have resumed compliance with the minimum booking requirements.
In addition, the agreement was amended and restated on November 14, 2019 in order to, among other things, allow us to source hotel bookings without Expedia on certain pre-agreed
properties outside of Latin America, which transactions are limited to an agreed percentage of the transactions we source outside of Latin America. If such transactions exceed the agreed percentage threshold during a six-month
period, we may be required to pay Expedia a compensation; and if our non-Expedia
sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or an agreed higher percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed an agreed percentage of the minimum booking percentage set forth therein for any three consecutive months or any three months within a six-month
period, then Expedia may require us to pay a $125.0 million termination fee.
The term of the Expedia Outsourcing Agreement automatically renews annually unless terminated in accordance with its terms, including (1) by mutual consent or by a party in the case of a material breach by the other party (with a $125.0 million termination payment if terminated by Expedia due to our breach or our failure to meet certain minimum performance requirements), (2) unilaterally by us without cause after July 18, 2023 upon payment to Expedia of a $125.0 million termination payment, and (3) unilaterally by Expedia in the event of a change of control of our Company. A change of control under the agreement is defined as the sale, lease or transfer of all or substantially all of our assets to or acquisition of more than 50% of voting or economic power in our Company or any parent of our Company by an entity in the consumer or corporate travel industry or an internet-enabled provider of travel search or information services. Unilateral termination of the Expedia Outsourcing Agreement by us as described in (2) above, in addition to triggering the termination payment, also gives Expedia the right to sell the 2015 Expedia Shares back to us for fair market value under the Shareholder Agreements described below.
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
Under both the Expedia Outsourcing Agreement and the Despegar Outsourcing Agreement, we maintained (i) a receivable position of $20.2 million and $8.2 million recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2021 and 2020, respectively, and (ii) a payable position of $34.8 million and $19.3 million recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2021 and 2020, respectively. We generated revenue of $19.2 million and $7.1 million for the years ended December 31, 2021 and 2020, respectively, representing 6% and 5% of our total consolidated revenues for the years ended December 31, 2021 and 2020, respectively.
Shareholder Agreements
We are party to the following agreements with certain of our shareholders: (i) the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company, Birbey S.A., Expedia and the other parties thereto (the “Sixth Amended and Restated Investors’ Rights Agreement”) and (ii) the Fourth Amended and Restated Voting Agreement dated as of August 29, 2017, by and among the Company, Expedia and the other parties thereto. For purposes of this Annual Report, we refer to the Sixth Amended and Restated Investors’ Rights Agreement and the Fourth Amended and Restated Voting Agreement as the “Shareholder Agreements.” The Shareholder Agreements provide Expedia with the rights and obligations described below.
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
Expedia Put Right
We are required to buy back from Expedia, or in certain circumstances facilitate the sale of, the 2015 Expedia shares for fair market value, if we exercise our right to terminate the Expedia Outsourcing Agreement on or after July 18, 2023 and make the required termination payment of $125.0 million to Expedia in connection therewith. If we remain a public company with securities traded on a recognized securities exchange at the time we receive notice that Expedia is exercising its put right, then we are required to (1) use our best efforts to prepare and file with the SEC a registration statement covering the 2015 Expedia Shares, (2) request, in conjunction with Expedia, quotes from five internationally-recognized underwriting banks for a firm and fully underwritten sale of the 2015 Expedia Shares and (3) assist Expedia in its sale of the 2015 Expedia Shares on a recognized securities exchange or market or otherwise. If the 2015 Expedia Shares cannot be sold in this manner, we are required to purchase the 2015 Expedia Shares at the highest quoted price then available from the aforementioned underwriting banks. If we are no longer a public company with securities traded on a recognized securities exchange, fair market value will be a price agreed upon by the Company and Expedia or, if the parties cannot agree, a price determined through the assistance of third-party valuation experts.

Expedia
Non-Solicitation
Restriction
Expedia is also prohibited from soliciting certain of our employees, and vice versa, until one year after Expedia beneficially owns less than 10% of our share capital. A similar non-solicitation
covenant applies during the term of the Expedia Outsourcing Agreement.
Expedia Director Business Opportunities
Subject to applicable confidentiality obligations, directors who have or currently serve as officers, directors, employees or agents of Expedia (the “Expedia Directors”) are not precluded from referring potential business opportunities in which we could have an interest to Expedia. If the Expedia Directors do so, we would be considered to have renounced our interest in such opportunity, unless the opportunity in question was presented to the director solely in his or her capacity as our director or for our benefit, in which case it can only be referred to Expedia if a majority of our board of directors (excluding the Expedia Directors) has formally declined the opportunity pursuant to a resolution.
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
Registration Rights
Expedia is entitled to two demand registrations as long as it owns 5% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). Moreover, any other party to our Shareholder Agreements that owns 10% or more our outstanding ordinary shares (calculated on a fully-diluted basis) is also entitled to two demand registrations. We are also required to effect up to two registrations on Form
F-3
in any twelve-month period, upon the request of any such shareholders that own 10% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). The Shareholder Agreements also provide the shareholders party thereto with customary piggyback registration rights. Moreover, we are required to pay certain expenses relating to such registrations and indemnify such shareholders against certain liabilities that may arise under the Securities Act. In addition, as previously described, we may also be required to facilitate the sale by Expedia of the 2015 Expedia Shares. In connection with the Amendment to the Expedia Outsourcing Agreement, on August 20, 2020 Despegar and Expedia entered into a letter agreement with Expedia (the “Letter Agreement”), extending Expedia’s registration rights under the for a period of two years beyond the expiration date of September 22, 2022.
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
As of the date of this Annual Report, one of the members of the board of directors of the Company, Mr. Jon Gieselman, whose term expires at the annual meeting of the Company’s stockholders to be held in 2024, was nominated by Expedia. Therefore, Expedia is not entitled to nominate a director under the Nominating Agreement until Mr. Jon Gieselman no longer serves on the board of directors of the Company.
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

A.	Consolidated Statements and Other Financial Information
See Exhibits.
Legal Proceedings
See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”
Dividend Policy
In 2021, 2020 and 2019, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.
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

Each Series A Preferred Share confers on the holder the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears. Each Series B Preferred Share confers on the holder the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears.

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

Series A Preferred Shares
The following summarizes the rights of holders of our Series A Preferred Shares. Each Series A Preferred Share confers on the holder:

a)	the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears;

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
So long as the L Catterton Purchaser holds any Series A Preferred Shares, the prior written consent of the L Catterton Purchaser is required in order for the Company to (i) incur any indebtedness for borrowed money in excess of the greater of (x) $60 million, and (y) an amount equal to 1.0x the Company’s consolidated Adjusted EBITDA for the twelve-month period ending at the end of the last quarter for which the Company has publicly reported financial results, subject to certain exceptions, (ii) sell, dispose of or enter into any exclusive license for any material asset (or group of related assets) of the Company or with a fair market value equal or greater to 10% of the Company’s consolidated total assets and (iii) enter into certain affiliate transactions, in each case subject to certain exceptions.
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

•
the dividend and other distribution rights of the class of preferred shares (which may be payable in preference to, or in relation to, the dividends payable on our ordinary shares or any other class or classes of shares);

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
Our memorandum and articles of association provide that, to the fullest extent permitted by law, the Company is authorized to provide indemnification of (and advancement of expenses to) officers, directors and agents of the Company (and any other persons to which the Company is permitted to provide indemnification under applicable law) through provisions in the memorandum and articles of association, agreements with such officers, directors, agents or other persons, vote of disinterested directors or otherwise, subject only to limits created by the BVI Act.

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
The Public Emergency Law, which has been extended on an annual basis and is in effect until March 2022, has granted the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. The Argentine Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it has engaged on a regular basis.
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
On June 9, 2005, by means of Decree No. 616/2005, the Argentine government established that (1) all inflows of funds into the FX Market arising from foreign debts incurred by Argentine residents, both individuals or legal entities of the private financial and non-financial
sector, excluding export-import financings, and primary issues of debt securities sold through public offering and traded in authorized markets; (2) currency remittances made by non-Argentine
residents into the domestic foreign exchange market for the following purposes: holdings of Argentine currency, purchases of any kind of financial assets or liabilities of the financial or non-financial
private sector, excluding direct foreign investments and primary issues of debt securities and shares sold through public offering and traded in self-regulated markets; and investments in public sector securities purchased in secondary markets, shall meet the following requirements: (a) currency remittances into the domestic foreign currency market shall only be transferred abroad upon the lapse of 365 calendar days computed as from the date of settlement of such funds into Argentine pesos (the “Minimum Stay Period”); (b) the proceeds of the exchange of the funds so remitted shall be deposited into an account in the local banking system; (c) an amount equal to 30.0% of the relevant amount shall be deposited in a registered, non-transferable
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
On September 1, 2019, due to various factors that impacted the evolution of the Argentine economy and the uncertainty caused in the financial markets by the presidential election that took place in 2019, by Emergency Decree No. 609/2019 and Communication “A” 6770 of the BCRA, the Macri administration re-implemented
the exchange controls that had been lifted in 2016. Among other provisions, considerations and exceptions set forth in such legislation, the most relevant aspects of the new foreign exchange rules (pursuant to Communication “A” 6844, as amended and supplemented) provide new regulation that impact the following areas and situations: (i) exports and imports of Services; (ii) payments of profits and dividends; (iii) sale of non-produced
non-financial
assets; (iv) external financial loans disbursed as of September 1, 2019; (v) repayment local notes offerings in dollars; (vi) payment of principal and interest external financial indebtedness; (vii) payments in foreign currency among residents; (viii) payments of External Financial Indebtedness by Collateral Trustees; (ix) purchase of foreign currency by individuals, entities, and non-residents;
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
U.S. Federal Income Taxation
The following is a summary of certain material U.S. federal income and, in the case of a
non-U.S.
holder (as defined below), estate tax consequences of the purchase, ownership and disposition of our ordinary shares. This summary deals only with our ordinary shares that are held as capital assets within the meaning of Section 1221 of the Code (as defined below) (generally, for investment purposes) by a beneficial owner.
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
Notwithstanding our corporate reincorporation in the BVI, under Section 7874 of the Code, the Company is treated for U.S. federal tax purposes as a U.S. corporation and, among other consequences, is subject to U.S. federal income tax on its worldwide income. This discussion assumes that Section 7874 of the Code continues to apply to treat us as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), we were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.
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
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our ordinary shares to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form
W-8BEN-E,
evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a
“non-financial
foreign entity” (as specifically defined in the Code and whether such non-financial
foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form
W-8BEN-E,
evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Consequences to
Non-U.S.
Holders—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of our ordinary shares, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our ordinary shares.

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
The inflation rate in Brazil, as reflected by the IPCA was 3.74% in 2019, 4.52 % in 2020 and 10.1% for 2021. After experiencing in 2017 the lowest inflation rate since 1998, Brazil went through a higher rate of inflation, but which was better than expected by the government. In Mexico the inflation rate in was 2.82% in 2019, 3.15% in 2020 and 7.4% in 2021. The inflation rate in Argentina was 47.6% in 2018. In 2019, Argentina’s inflation rate was 53.8%, the highest rate since 1991 and the second highest rate in Latin America. In 2020, Argentina’s inflation rate was 36% and in 2021 was 50.9%.
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
Pursuant to the Catterton Investment Agreement, the Company has issued to the L Catterton Purchaser warrants to purchase 11 million common shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the ordinary shares. The Warrants expire On September 18, 2030. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP, which is filed as Exhibit 4.7 to this Annual Report.

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

As of the date hereof, a substantial portion of the net proceeds from our initial public offering have been allocated to acquisitions, investments and general corporate purposes, including share repurchases, working capital and restructuring efforts related to the
COVID-19
pandemic, and certain growth initiatives. No amount of the net proceeds has been paid to officers, directors, general partners or their associates nor to persons owning 10% or more of any class of our equity securities nor to any of our other affiliates.

ITEM 15	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to
13a-15(e)
and
15d-15(e)
of the Securities Exchange Act of 1934, as of December 31, 2021.
The Company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Disclosure Committee as appropriate to allow timely decisions regarding required disclosure.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors of the company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management concluded that that the Company maintained effective internal control over financial reporting as of December 31, 2021.

C.	Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company´s internal control over financial reporting as of December 31, 2021 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

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
Our audit committee consists of Mr. Mario Eduardo Vázquez, Mr. Michael James Doyle II and Mr. Martín Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Doyle and Rastellino satisfy the independence requirements of Rule
10A-3
under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Doyle and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS
We have adopted a written code of business conduct and ethics that provides that our officers and directors are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Officers and directors have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, at
https://investor.despegar.com/corporate-governance/guidelines-and-ethics/default.aspx.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our consolidated financial statements prepared in accordance with U.S. GAAP are audited by Price Waterhouse & Co. S.R.L., a firm registered with the Public Company Accounting Oversight Board in the United States.
The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal year 2021 and 2020.

	Year Ended December 31,
	2021	2020

	(in thousands)
Audit fees (audit of financial statements) (1)	$2,650	$2,231
Tax fees (other certifications and tax advisory services) (2)	488	306
All other fees (advisory services) (3)	—	675

Total	$3,138	$3,212

(1)	Includes fees related to the audit of the consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended.
(2)	Includes fees for permitted tax compliance and tax advisory services.
(3)	Includes fees for permitted due diligence transactions.

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

Requirement	NYSE Requirement FOR US Listed Companies	BVI Law	Despegar Practice

Independent Directors	The board of directors is required to have a majority of independent directors.	BVI law does not require us to have a majority of independent directors.	We do not have a majority independent board of directors in accordance with NYSE independence standards

Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	BVI law does not require us to hold executive sessions of the board of directors.	We do not hold independent directors’ meetings.

Audit Committee	Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as the SEC Rule
10A-3
	independence requirements (subject to any available exemptions).	BVI law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements only, and not general NYSE independence standards.

Internal Audit Function	Must have an internal audit function. This function may be performed by a third party.	BVI law does not require an internal audit function.	We do not have an internal audit function.

Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	BVI law does not require an independent compensation committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Nomination of Directors	Must have a nominating/corporate governance committee consisting solely of independent directors.	BVI law does not require an independent nominating committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Corporate Governance Guidelines	Company must adopt and disclose corporate governance guidelines	BVI law does not require corporate governance guidelines.	We do not have corporate governance guidelines.

Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances	Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.	BVI law does not require shareholder approval of equity compensation plans or such other share issuances	We have not and do not intend to submit for shareholder approval any equity-compensation plans or the other dilutive and related party equity issuances covered by NYSE rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III.

ITEM 17	FINANCIAL STATEMENTS
Not applicable.

ITEM 18	FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page
F-1.

ITEM 19	EXHIBITS
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
The exhibit index attached hereto is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.1	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.2	Letter Agreement, dated as of August 20, 2020, relating to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 by Despegar.com, Corp. and the shareholders named therein (incorporated by reference to Exhibit 4.4 to the Current Report filed on Form 6-K, filed on August 21, 2020)

4.3	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.4	Nominating Agreement, dated as of October 21, 2020, by and among Despegar.com, Corp. and Expedia, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K, filed on August October 21, 2020)

4.5	Registration Rights Agreement, dated as of September 18, 2020 by and among Despegar.com, Corp. and LCLA Daylight LP (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 30, 2021)

4.6	Shelf Registration Rights Agreement, dated as of September 21, 2020 by and among Despegar.com, Corp. and Waha LATAM Investments Limited (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed on April 30, 2021)

4.7	Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed on April 30, 2021)

10.1##	Amended and Restated Expedia Outsourcing Agreement dated as of November 14, 2019, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Despegar.com Peru SAC, Despegar.com Chile SpA., Despegar Colombia S.A.S., Viajes Despegar.com O.N.L.I.N.E. S.A., Despegar Ecuador S.A., Despegar.com USA, Inc., Despegar.com Panama S.A., and Holidays S.A. (incorporated by reference to Exhibit 4.1 to the Annual Report filed on Form F-1, filed on April 10, 2020)

10.2	Amendment, dated as of August 20, 2020, to the Amended and Restated Lodging Outsourcing Agreement dated as of November 15, 2019 by and among Expedia, Inc., Travel Reservations S.R.L, Decolar.com, Inc., and certain subsidiaries of Decolar.com, Inc. (incorporated by reference to Exhibit 4.3 to the Current Report filed on Form 6-K, filed on August 21, 2020)

10.3#	Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

10.4	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and LCLA Daylight LP (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K, filed on August 21, 2020)

10.5	Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and Waha LATAM Investment Limited (incorporated by reference to Exhibit 4.2 to the Current Report filed on Form 6-K, filed on August 21, 2020)

10.6	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

10.7	Despegar.com, Corp. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

21.1*	List of Subsidiaries of Despegar

23.1*	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

31.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.3*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

*	Filed herewith
#	Confidential treatment requested granted with respect to portions of this exhibit.
*##	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on Form
20-F
on its behalf.

DESPEGAR.COM, CORP.

By:	/s/ Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer
Date: April 29, 2022

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021:

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of
Despegar.com, Corp.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020,
and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Changes in Accounting Principles
As discussed in Notes 9 and 3 to the consolidated financial statements, the Company changed the manner in which it accounts for credit expected losses in 2020.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill and Indefinite-Lived Intangible Assets Impairment Assessment
As described in Notes 3, 14 and 13 to the consolidated financial statements, the Company’s goodwill and indefinite-lived intangible asset balances were $122.4 million and $13.9 million as of December 31, 2021, respectively. Management conducts an impairment assessment as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying values of goodwill and indefinite-lived intangible assets may be impaired. An impairment charge of goodwill is recorded based on the excess of the reporting unit’s carrying amount over its fair value. An impairment charge of indefinite-lived intangible assets is recorded for the excess of their carrying values over their fair values. As of December 31, 2021, management performed the annual goodwill and indefinite-lived intangible assets impairment assessment and determined there was no impairment for goodwill or indefinite-lived intangible assets. Due to the severe and persistent negative effect
COVID-19
had on global economies, the travel industry, and the Company’s business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to the annual assessments, the Company deemed it necessary to perform various interim assessments of goodwill and indefinite-lived intangible assets. As a result of these assessments, the Company recognized goodwill impairment charges of $4.2 million for certain of its reporting units for the year ended December 31, 2021. The fair value of reporting units is estimated by management using a discounted cash flow model. The fair value of indefinite-lived intangible assets is estimated by management using the relief-from-royalty method. The determination of the fair values of the Company’s reporting units and indefinite-lived intangible assets includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The principal assumptions used in management’s discounted cash flow model consisted of the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses; and the discount rate.
The principal considerations for our determination that performing procedures relating to the goodwill and indefinite-lived intangible assets impairment assessments is a critical audit matter are (i) the significant judgment by management when developing the fair value of the reporting units and indefinite-lived intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses; and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived intangible assets impairment assessments, including controls over the valuation of the Company’s reporting units and indefinite-lived intangible assets. These procedures also included, among others (i) testing management’s process for developing the fair value estimates of all reporting units and indefinite-lived intangible assets; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses; and the discount rate. Evaluating management’s assumptions related to the forecasted gross bookings; and forecasted revenues, net of the most significant costs and expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

Audit of Commissions and Service Fee Revenues
As described in Notes 3 and 21 to the consolidated financial statements, the Company’s revenues derived from commissions and service fees were $268.3 million for the year ended December 31, 2021 representing 83% of the Company’s total consolidated revenues. These revenues are generated by providing online travel reservation services, which principally allow travelers to book travel reservations with travel service providers through the Company’s platforms.
The principal considerations for our determination that performing procedures relating to the audit of revenues derived from commissions and service fees is a critical audit matter are (i) the significant complexity of the Company’s processes for calculating and recording commissions and service fee revenue transactions, which in turn led to (ii) a significant effort in performing procedures and evaluating audit evidence related to such processes; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s processes for calculating and recording commissions and service fee revenue transactions. These procedures also included, among others (i) performing detail commissions and service fee revenue transactions testing by agreeing the amounts recognized to source documents; and (ii) testing the mathematical accuracy of the recorded commissions and service fee revenue transactions. Professionals with specialized skill and knowledge were used to assist in the testing of the effectiveness of controls relating to management’s processes for calculating and recording commissions and service fee revenue transactions.
Impact of
COVID-19
on the Company’s liquidity
As described in Note 1 to the consolidated financial statements, the results of operations of the Company for the year ended December 31, 2021 include impacts related to the novel coronavirus global pandemic
(“COVID-19”).
The
COVID-19
pandemic has materially and negatively impacted the Company’s business, financial results and financial condition. The Company experienced unfavorable working capital trends and material negative cash flows during the year ended December 31, 2021. Management monitors the Company’s business performance, revenues and costs, its current and projected liquidity and operating plans. The principal assumptions used in management’s cash flow analyses used to estimate future liquidity requirements consist of forecasting gross bookings and revenues, net of the most significant costs and expenses, and forecasting working capital requirements. Based on these actions and assumptions and considering the Company’s available cash and cash equivalents balance of $246.1 million as of December 31, 2021, management has concluded that based on its current operating plan, management anticipates it has sufficient cash to fund its operations and comply with its commitments for at least the next 12 months.
The principal considerations for our determination that performing procedures relating to the impact of
COVID-19
on the Company’s liquidity is a critical audit matter are (i) the significant judgment by management when developing the liquidity assessment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses and forecasted working capital requirements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s liquidity assessment. These procedures also included, among others (i) testing management’s process for projecting liquidity requirements for the twelve months after the date the financial statements are issued and their disclosures in the consolidated financial statements; (ii) evaluating the appropriateness of the cash flow analysis used by management to estimate its future liquidity requirements; (iii) testing the completeness and accuracy of underlying data used in the cash flow analysis and its consistency with underlying data and assumptions used in the other areas of the audit; and (iv) evaluating the reasonableness of the significant assumptions used by management in the cash flow analysis related to the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses and forecasted working capital requirements.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono Buenos Aires, Argentina April 29, 2022

We have served as the Company’s auditor since 2007.

Despegar.com, Corp.
Consolidated Balance Sheets as of December 31, 2021 and 2020
(in thousands of U.S. dollars)

	As of December 31,	As of December 31,
	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$246,078	$334,430
Restricted cash	33,145	16,055
Trade accounts receivable, net of credit expected loss of $12,975 and $10,795	136,843	79,816
Related party receivable	20,172	8,174
Other assets and prepaid expenses	50,803	52,295

Total current assets	$487,041	$490,770

Non-current assets
Other assets and prepaid expenses	$82,406	$71,795
Lease right-of-use assets	27,240	36,239
Property and equipment, net	17,285	22,462
Intangible assets, net	85,723	96,495
Goodwill	122,426	123,217

Total non-current assets	$335,080	$350,208

TOTAL ASSETS	$822,121	$840,978

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) / EQUITY
Current liabilities
Accounts payable and accrued expenses	$51,577	$32,161
Travel accounts payable	263,530	229,435
Related party payable	34,772	19,351
Short-term debt	16,283	8,949
Deferred revenue	13,556	9,324
Other liabilities	79,014	56,109
Contingent liabilities	9,156	8,398
Lease liabilities	6,938	8,591

Total current liabilities	$474,826	$372,318

Non-current liabilities
Other liabilities	$38,545	$44,913
Contingent liabilities	25,281	24,949
Long-term debt	10,400	10,367
Lease liabilities	20,937	28,694
Related party liability	125,000	125,000

Total non-current liabilities	$220,163	$233,923

TOTAL LIABILITIES	$694,989	$606,241

Series A non-convertible preferred shares, no par value, 150,000 shares authorized, issued and outstanding	$109,565	$91,686
Series B convertible preferred shares, no par value, 50,000 shares authorized, issued and outstanding	46,700	46,700
Redeemable non-controlling interest	2,596	2,621

TOTAL MEZZANINE EQUITY	$158,861	$141,007

SHAREHOLDERS’ (DEFICIT) / EQUITY
Common stock (1)	$279,932	$265,698
Additional paid-in capital	350,200	379,780
Other reserves	(728)	(728)
Accumulated other comprehensive loss	(18,065)	(12,580)
Accumulated losses	(574,801)	(470,173)
Treasury Stock	(68,267)	(68,267)

Total Shareholders’ (Deficit) / Equity	$(31,729)	$93,730

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) / EQUITY	$822,121	$840,978

(1)	Represents 71,246 shares (in thousands) issued and outstanding as of December 31, 2021 and 70,099 shares (in thousands) issued and outstanding as of December 31, 2020. See Note 26.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Operations
for the years ended December 31, 2021, 2020 and 2019
(in thousands of U.S. dollars, except per share data in U.S. dollars)

	For the year ended December 31,
	2021	2020	2019
Revenue (1)	$322,843	$131,334	$524,876
Cost of revenue	(157,003)	(85,518)	(179,565)

Gross profit	$165,840	$45,816	$345,311

Operating expenses
Selling and marketing	$(95,290)	$(57,292)	$(187,894)
General and administrative	(86,931)	(94,722)	(92,962)
Technology and product development	(74,743)	(67,043)	(73,375)
Impairment of long-lived assets and goodwill	(5,106)	(1,917)	—

Total operating expenses	$(262,070)	$(220,974)	$(354,231)

Gain / (loss) from equity investments	$342	$(2,059)	$—

Operating loss	$(95,888)	$(177,217)	$(8,920)
Financial results, net	(10,207)	12,910	(17,215)

Loss before income taxes	$(106,095)	$(164,307)	$(26,135)

Income tax benefit	230	21,438	5,225

Net loss for the year	$(105,865)	$(142,869)	$(20,910)

Net loss attributable to redeemable non-controlling interest	1,237	282	—

Net loss attributable to Despegar.com, Corp.	$(104,628)	$(142,587)	$(20,910)

(1)	Includes $19,205, $7,066 and $38,760 for related party transactions for the years 2021, 2020 and 2019, respectively. See Note 23.

Losses per share available to common shareholders (Note 25):
Basic	$(1.64)	$(2.06)	$(0.30)
Diluted	$(1.64)	$(2.06)	$(0.30)
Shares used in computing losses per share (in thousands):
Basic	81,625	73,001	69,465
Diluted	81,625	73,001	69,465
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Comprehensive Loss
for the years ended December 31, 2021, 2020 and 2019
(in thousands of U.S. dollars)

	For the year ended December 31,
	2021	2020	2019
Net loss for the year	$(105,865)	$(142,869)	$(20,910)

Other comprehensive loss, net of tax
Foreign currency translation adjustment	(5,485)	(13,190)	(2,441)

Comprehensive loss for the year	$(111,350)	$(156,059)	$(23,351)

Net loss attributable to redeemable non-controlling interest	1,237	282	—
Foreign currency translation adjustment attributable to redeemable non-controlling interest	143	(170)	—

Comprehensive loss attributable to Despegar.com, Corp.	$(109,970)	$(155,947)	$(23,351)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2021, 2020 and 2019
(in thousands of U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income / (loss)	Accumulated losses	Treasury Stock	Total equity / (deficit)
	Number of shares (in thousands)	Amount
Balance as of December 31, 2018	$69,235	$255,254	$321,627	$(728)	$3,051	$(305,600)	$(26,030)	$247,574

Stock-based compensation expense	—	—	11,686	—	—	—	—	11,686
Foreign currency translation adjustment	—	—	—	—	(2,441)	—	—	(2,441)
Exercise of stock-based awards	413	6,354	(5,790)	—	—	—	—	564
Net loss for the year	—	—	—	—	—	(20,910)	—	(20,910)
Treasury Stock	—	—	—	—	—	—	(42,237)	(42,237)

Balance as of December 31, 2019	$69,648	$261,608	$327,523	$(728)	$610	$(326,510)	$(68,267)	$194,236

Change in accounting standard ASC 326	—	—	—	—	—	(1,076)	—	(1,076)

Balance as of January 1, 2020	$69,648	$261,608	$327,523	$(728)	$610	$(327,586)	$(68,267)	$193,160

Stock-based compensation expense	—	—	7,312	—	—	—	—	7,312
Foreign currency translation adjustment	—	—	—	—	(13,190)	—	—	(13,190)
Exercise of stock-based awards	451	4,090	(3,720)	—	—	—	—	370
Net loss for the year	—	—	—	—	—	(142,587)	—	(142,587)
Warrants, net of issuance costs	—	—	56,339	—	—	—	—	56,339
Accretion of Series A non-convertible preferred shares	—	—	(2,831)	—	—	—	—	(2,831)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(4,212)	—	—	—	—	(4,212)
Accrual of dividends of Series B convertible preferred shares	—	—	(553)	—	—	—	—	(553)
Accretion of redeemable non-controlling interest	—	—	(78)	—	—	—	—	(78)

Balance as of December 31, 2020	$70,099	$265,698	$379,780	$(728)	$(12,580)	$(470,173)	$(68,267)	$93,730

Stock-based compensation expense	—	—	12,338	—	—	—	—	12,338
Foreign currency translation adjustment	—	—	—	—	(5,485)	—	—	(5,485)
Exercise of stock-based awards	1,147	14,234	(12,712)	—	—	—	—	1,522
Net loss for the year	—	—	—	—	—	(104,628)	—	(104,628)
Accretion of Series A non-convertible preferred shares	—	—	(10,600)	—	—	—	—	(10,600)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,251)	—	—	—	—	(15,251)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—	—	(2,000)
Accretion of redeemable non-controlling interest	—	—	(1,355)	—	—	—	—	(1,355)

Balance as of December 31, 2021	$71,246	$279,932	$350,200	$(728)	$(18,065)	$(574,801)	$(68,267)	$(31,729)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2021, 2020 and 2019
(in thousands of U.S. dollars)

	For the year ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net loss for the year	$(105,865)	$(142,869)	$(20,910)
Adjustments to reconcile net loss to net cash flows from operating activities:
Net loss attributable to redeemable non-controlling interest	$1,237	$282	$—
Unrealized foreign currency loss	3,310	5,066	6,748
Changes in fair value of earnout liability	(841)	2,239	—
Changes in seller indemnification	841	(2,239)	—
(Gain) / loss from equity investments	(342)	2,059	—
Depreciation expense	6,917	7,981	6,659
Amortization expense	27,288	21,699	16,137
Disposals of property and equipment	—	—	597
Write-off of leasehold improvements	—	3,661	—
Impairment of long-lived assets and goodwill	5,106	1,917	—
Stock-based compensation expense	12,338	7,312	11,686
Amortization of lease right-of-use assets	5,319	3,417	3,923
Interest and penalties	1,263	2,082	1,228
Income tax benefit	(12,625)	(21,478)	(9,666)
Allowance for credit expected losses	3,238	12,270	4,294
Provision for contingencies	3,862	11,096	1,603
Changes in assets and liabilities, net of non-cash transactions:
(Increase) / Decrease in trade accounts receivable, net of credit expected loss	(71,201)	108,894	13,823
(Increase) / Decrease in related party receivable	(12,138)	13,897	(10,905)
(Increase) / Decrease in other assets and prepaid expenses	(14,045)	27,105	19,695
Increase / (Decrease) in accounts payable and accrued expenses	21,631	(37,750)	16,651
Increase / (Decrease) in travel accounts payable	44,544	(75,888)	(19,459)
Increase / (Decrease) in other liabilities	29,372	(300)	4,391
Decrease in contingent liabilities	(1,577)	(3,008)	(1,990)
Increase / (Decrease) in related party payable	15,418	(63,810)	3,678
Decrease in lease liabilities	(5,792)	(1,990)	(4,573)
Increase in deferred revenue	4,534	10	628

Net cash flows (used in) / provided by operating activities	$(38,208)	$(118,345)	$44,238

Cash flows from investing activities:
Payments for acquired business, net of cash acquired	$(5,750)	$2,743	$(228)
Acquisition of property and equipment	(2,368)	(3,458)	(5,942)
Increase of intangible assets, including internal-use software and website development	(18,823)	(14,028)	(24,614)

Net cash flows used in investing activities	$(26,941)	$(14,743)	$(30,784)

Cash flows from financing activities:
Net decrease in short-term debt	$(178)	$(14,288)	$(11,507)
Increase in short-term debt	17,034	—	—
Decrease in short-term debt	(9,803)	—	—
Increase in long-term debt	3,943	640	—
Decrease in long-term debt	(2,913)	(375)	—
Exercise of stock-based awards	889	370	564
Purchase of treasury stock	—	—	(42,237)
Proceeds from issuance of preferred shares	—	200,000	—
Payments of expenses related to preferred shares and warrants	(170)	(12,098)	—
Payment of dividends to preferred shareholders	(9,972)	(553)	—

Net cash flows (used in) / provided by financing activities	$(1,170)	$173,696	$(53,180)

Effect of exchange rate changes on cash and cash equivalents	(4,943)	(3,767)	1,181

Net (decrease) / increase in cash and cash equivalents	$(71,262)	$36,841	$(38,545)

Cash and cash equivalents and restricted cash as of beginning of the year	$350,485	$313,644	$352,189
Cash and cash equivalents and restricted cash as of end of the year	$279,223	$350,485	$313,644
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2021, 2020 and 2019 (Continued)
(in thousands of U.S. dollars)

	For the year ended December 31,
	2021	2020	2019
Supplemental cash flow information
Cash paid for income tax	$2,455	$3,427	$9,106
Interest paid	$5,161	$4,948	$5,767
Financed portion of acquisitions	$—	$10,168	$10,696
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars, except per share data in U.S. dollars)

1.	Business
Despegar.com, Corp. and its subsidiaries provide travel products and services to leisure and corporate travelers in several countries in Latin America and the United States, as well as advertising and media solutions to advertisers. We offer these travel products and services through our portfolio of key trademarks: “Despegar,” “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “BD Experience”, “HotelDo” and “Koin”. We refer to Despegar.com, Corp. and its subsidiaries collectively as the “Despegar Group”, the “Company”, “us”, “we” and “our”, as the context requires, in these consolidated financial statements.
Impact of
COVID-19
Our results of operations for 2021 and 2020 include impacts related to the novel coronavirus global pandemic
(“COVID-19”),
which have been significantly negative for the travel industry, our business and operations, our customers, and employees.
The
COVID-19
pandemic has severely restricted the level of economic activity around the world, had an unprecedented effect on the global travel industry and materially and negatively impacted our business, financial results and financial condition. Since the first quarter of 2020, the governments of many countries, states, cities and other geographic regions have implemented, and continue to implement, a variety of containment measures, including travel restrictions, bans and advisories, instructions to practice social distancing, curfews, quarantine advisories, including quarantine restrictions after travel in certain locations,
“shelter-in-place”
orders, required closures of
non-essential
businesses, vaccination mandates or requirements for businesses to confirm employees’ vaccination status, and other restrictions. These measures have had a significant adverse effect on many of the customers on whom our business relies, including travelers, hotels and other travel accommodation providers and airlines. The
COVID-19
pandemic and the resulting implementation of restrictive measures resulted in a significant decline in travel activities and consumer demand for travel-related services in 2020 in particular. Our financial results and prospects are almost entirely dependent on the sale of travel-related services.
The spread of new variants of
COVID-19
has caused uncertainty as to when restrictions will be lifted, if additional restrictions may be initiated or reimposed, if there will be permanent changes to travel behavior patterns, and the timing of distribution and administration of
COVID-19
vaccines and other medical interventions. While the process of vaccinating their residents against
COVID-19
is underway in many countries, with various levels of success, the large scale and challenging logistics of distributing the vaccines, the unavailability of vaccines in many regions, the impact of vaccine hesitancy, as well as uncertainty over the efficacy of the vaccine against new variants of the virus, may all contribute to delays in economic recovery, particularly for the travel industry.
In 2020, given the severe downturn in the global travel industry resulting in unprecedented levels of cancellations and customer refunds and lower new bookings, we experienced a 75% decrease in revenue as compared to 2019. In 2021, our revenues showed signs of recovery and increased 146% as compared to 2020 although they did not reach pre-pandemic
levels. We also experienced unfavorable working capital trends and material negative cash flows in 2020 and 2021, although the level of negative cash flow has moderated as booking trends slightly improved and cancellations stabilized in the fourth quarter of 2021. In 2020, due to the financial difficulties faced by certain of our travel service providers, we increased our provision for expected credit losses (see Note 9).

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

In 2021, based on our review of recent historical credit

loss experience and stability in the economic conditions in certain markets, we revised our estimates of expected credit losses. In response to the reduction in our business volumes as a result of the impact of the
COVID-19
pandemic, during the year ended December 31, 2020, we took actions to reduce the size of our workforce to optimize efficiency and reduce costs (see Note 19 for additional information). In 2020, we issued convertible and non-convertible
preferred stock and warrants to strengthen our liquidity position (see Note 6 for details). As a result of the deterioration of the business due to the
COVID-19
pandemic, we recorded goodwill impairment charges in 2020 and 2021 (see Note 14). In addition, we recorded impairment charges in 2020 and 2021 for certain definite-lived intangible assets (see Note 13). Even though no additional impairment indicators were identified as of December 31, 2021, it is possible that we may have to record additional impairment charges in future periods.
Overall, the losses incurred in 2020 and 2021 due to the effects of the
COVID-19
pandemic increased our accumulated deficit to $574,801, which in turn led to a shareholders’ deficit of $31,729 as of December 31, 2021. Nonetheless, at December 31, 2021, we had $246,078 in cash and cash equivalents.
We continuously monitor our business performance, revenue and costs, our current and projected liquidity and operating plans. These assessments require the use of various internal and external information to build projections, including estimates from industry associations, such as the International Air Transport Association (“IATA”), which following COVID-19 vaccination campaigns is expecting that travel will continue to improve during 2022. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue. The principal assumptions used in our cash flow analyses to estimate future liquidity requirements consisted of forecasting gross bookings and revenues, net of our most significant costs and expenses, forecasting working capital requirements and commitments, such as our preferred dividends, debt payments and other commitments. Based on these actions and assumptions and considering our available cash and cash equivalents balance as of December 31, 2021, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months.
Even though there have been improvements in the economic and operating conditions for our business in 2021 since the outset of the
COVID-19
pandemic, we cannot predict the long-term effects of the pandemic on our business or the travel industry as a whole.

2.	Basis of consolidation and presentation
Basis of presentation
We prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Our consolidated financial statements include the accounts of Despegar.com, Corp., our wholly owned subsidiaries, and an entity in which we have a variable interest and are the primary beneficiary.
We record
redeemable or
non-redeemable
non-controlling
interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries.
Non-controlling
interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities. We consolidate our subsidiaries from the date on which we obtain control. We deconsolidate any subsidiary from the date we lose control. We record our investments in entities that we do not control, but over which we have the ability to exercise significant influence, using the equity method. We have eliminated significant intercompany transactions and accounts. We change the accounting policies of subsidiaries where necessary to ensure consistency with our accounting policies. All of our subsidiaries have the same year-end.
We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, the results of our future operations and cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following are our subsidiaries as of the end of the years presented:

Name of the subsidiary (in alphabetical order)	Type	Country of incorporation	As of December 31, 2021	As of December 31, 2020
			% Owned
Badurey S.A.	Holding	Uruguay	100%	100%
BD Travelsolution, S. de R.L. de C.V.	Operating	Mexico	100%	100%
BDTP Venture, Inc. (5)	Operating	United States	—	100%
Beda Transportation, Inc. (5)	Operating	United States	—	100%
Beda Travel & Tours, Inc. (5)	Operating	United States	—	100%
Beda Travel, Inc. (5)	Holding	United States	—	100%
Click Hoteles.com, LLC	Holding	United States	100%	100%
Decolar.com Ltda.	Operating	Brazil	100%	100%
Decolar.com, Inc.	Holding	United States	100%	100%
Despegar Colombia S.A.S.	Operating	Colombia	100%	100%
Despegar Ecuador S.A.	Operating	Ecuador	100%	100%
Despegar Servicios, S.A. de C.V. (2)	Operating	Mexico	—	100%
Despegar.com Chile SpA	Operating	Chile	100%	100%
Despegar.com México S.A. de C.V.	Operating	Mexico	100%	100%
Despegar.com Peru S.A.C.	Operating	Peru	100%	100%
Despegar.com USA, Inc.	Operating	United States	100%	100%
Despegar.com.ar S.A.	Operating	Argentina	100%	100%
DFinance Holding Ltda.	Holding	Brazil	100%	100%
Holidays S.A.	Operating	Uruguay	100%	100%
Jamiray International S.A.	Operating	Uruguay	100%	100%
Koin Administradora de Cartões e Meios de Pagamento S.A. (1)	Operating	Brazil	84%	84%
Rivamor S.A.	Holding	Uruguay	100%	100%
Satylca S.C.A.	Holding	Uruguay	100%	100%
Servicios Online 3351 de Venezuela C.A.	Operating	Venezuela	100%	100%
South Net Chile, LTDA	Operating	Chile	100%	100%
South Net Travel, Inc.	Operating	United States	100%	100%
South Net Turismo Colombia, S.A. (3)	Operating	Colombia	—	100%
South Net Turismo Perú S.R.L.	Operating	Peru	100%	100%
South-Net Turismo Brasil, LTDA (4)	Operating	Brazil	—	100%
South-Net Turismo S.A.U.	Operating	Argentina	100%	100%
Tecnobelt S.A. (5)	Operating	Uruguay	—	100%
Transporturist, S.A. de C.V.	Operating	Mexico	100%	100%
Travel Reservations S.R.L.	Operating	Uruguay	100%	100%
Viaceco Travel, S.A. de C.V. (2)	Operating	Mexico	—	100%
Viajes Beda, S.A. de C.V.	Operating	Mexico	100%	100%
Viajes Despegar.com O.N.L.I.N.E. S.A.	Operating	Costa Rica	100%	100%

(1)	In January 2022, we acquired the 16% non-controlling interest. See Note 31.
(2)	Merged with and into Despegar.com México S.A. de C.V. as of December 31, 2021. Record of merger still pending.
(3)	Merged with and into Despegar Colombia S.A.S. as of December 31, 2021.
(4)	Merged with and into Decolar.com Ltda. as of December 31, 2021.
(5)	Liquidated as of December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with U.S. GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; allowance for credit expected losses; recoverability of long-lived assets, indefinite-lived intangible assets, and goodwill; income and transactional taxes; loss contingencies; acquisition purchase price allocations and accounting for derivative instruments.
The
COVID-19
pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business disruptions and adversely impact our results of operations. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.
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
exchange rates, except for
non-monetary
balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the non-monetary
balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in “Financial results, net” in our consolidated statements of operations.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Concentration of risk
Our business is subject to certain risks and concentrations including our dependence on relationships with travel suppliers, primarily airlines and Expedia, Inc. (“Expedia”, a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company – see Note 23), dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. We also rely on global distribution systems (“GDS”) providers and other third-party service providers for certain fulfillment services.
Financial instruments, which potentially subject the Company to concentration of credit risk, mainly consist of cash and cash equivalents and accounts receivable.
We maintain cash and cash equivalents balances in financial institutions that we believe are high credit quality. Our receivables are settled mainly through customer credit cards and debit cards. We maintain allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends, and other information. See Note 9 for details.
Seasonality
We generally experience seasonal fluctuations in the demand for our travel services. Our most significant markets in the Southern hemisphere are located in Brazil and Argentina where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Our most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the second and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer, and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs. The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends. Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these consolidated financial statements may not be the same as those for any subsequent quarter or the full year.
Impacts from
COVID-19
disrupted our typical seasonal pattern for bookings, revenue, profitability and cash flows during 2020 and 2021. Significantly higher cancellations and reduced booking volumes resulted in material operating losses and negative cash flows. Although travel volumes remain materially lower than historic levels, booking and travel trends improved during the second half of 2020 and in 2021. It remains difficult to forecast the seasonality for the upcoming quarters, given the uncertainty related to the duration of the impact from
COVID-19
and the shape and timing of any sustained recovery.

3.	Summary of significant accounting policies
Revenue recognition
We offer traditional travel services on a stand-alone and package basis generally either through the pre-pay/merchant
business model (hereinafter referred to as “Prepay model”) or the pay-at-destination/agency
business model (hereinafter referred to as the “PAD model”). We primarily generate revenue as a result of facilitation services, either directly or through the use of affiliated travel agencies. We consider both the traveler and the travel supplier as our customers.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Under the Prepay model, we provide travelers access to book hotel rooms, airline seats, car rentals and destination services through our contracts with our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers. Travel suppliers generally bill us for travel products sold within a
12-month
period from
check-out
date. We recognize breakage incremental revenue from unbilled amounts when the period expires.
Under the PAD model, travelers pay the travel supplier directly at destination and travel suppliers pay us our earned commissions later, generally after checkout. We receive service fees from travelers up front.
Our revenues under the Prepay model represented 84%, 78% and 78% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Our revenues under the PAD model represented 2%, 1% and 3% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Our primary sources of revenue are commissions and service fees, incentive fees, advertising, and destination services. These revenues in the aggregate represented 98%, 96% and 98% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Commissions and service fees
We facilitate our travel suppliers the sale of their travel products and services to our travelers and travel agencies. We generally receive commissions in consideration of our facilitation services. Generally, we charge a service fee to our travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e., modifications to the original terms of the reservations) as new bookings. Accordingly, we may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Generally, we partner with banks to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by such banks. Participating banks bear full risk of fraud, delinquency, or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. In most cases, we receive payment before travel occurs or during travel and the period between completion of booking and reception of scheduled payments is typically one year or less. We have made use of the practical expedient in ASC
606-10-32-18
and we do not adjust the amount of consideration for the effects of a significant financing component.
Our revenue from commissions and service fees represented 83%, 77% and 81% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or GDS providers if we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case
basis.
Incentive fee revenues represented 9%, 13% and 14% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.
Advertising revenues represented 3%, 4% and 3% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Destination services
In October 2020 we began offering tours, activities and transportation services to travelers through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a gross basis for these transactions because we are the primary responsible for providing the underlying travel services.
Our destination services represented 2% of our total consolidated revenues for the years ended December 31, 2021 and 2020. We did not provide any destination services in 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Other revenue:
We also derive revenue from other sources. Our other sources of revenue are not material:
Loyalty revenue
We operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such bank co-branded
credit cards. Loyalty points can be redeemed for free or discounted travel products.
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
For loyalty points earned through
co-branded
credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within thirty days subsequent to the month of sale of loyalty points. Sales of loyalty points to business partners are comprised of two components: loyalty points and marketing (i.e., the use of intellectual property, including our brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). We allocate the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, we recognize the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed.
Interest revenue
Revenue from interest earned on financing granted to certain risk-profiled customers in Brazil is recognized over the term of the financing and is based on effective interest rates.
In the aggregate, these other revenues represented 2%, 4% and 2% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with original maturities of three months or less. Gains or losses on short-term investments are recognized in “Financial results, net” when incurred.
Trade accounts receivable
For periods prior to January 1, 2020, trade accounts receivable were recorded at the original invoiced amounts net of an allowance for doubtful accounts. The allowance for doubtful accounts was estimated based on historical experience, aging of the receivable, credit quality of the customers, economic trends, and other factors that may affect our ability to collect from customers.
On January 1, 2020, we adopted the accounting standards update on the measurement of expected credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. Accounts receivable are generally due within thirty days and are recorded net of an allowance for expected uncollectible amounts. We consider accounts outstanding longer than the contractual payment terms as past due.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We

have identified the relevant risk characteristics of our customers and the related receivables, which include the following: size, type or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we make estimates of expected credit losses for our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. This is assessed at each quarter based on our specific facts and circumstances. See Note
9
for additional information.
The provision for estimated credit losses is recorded as “General and administrative” expenses in our consolidated statements of operations.
In 2020, given the severe downturn in the global travel industry and the financial difficulties faced by many of our travel service providers, we increased our provision for expected credit losses (see Note 9). In 2021, based on our review of recent historical credit loss experience and stability in the economic conditions in certain markets, we revised our estimates of expected credit losses. Any significant increase in our provision for expected credit losses and any significant increase in cash outlays to refund consumers would have a corresponding adverse effect on our results of operations and related cash flows.
Securitization of receivables
In connection with securitization programs, we may sponsor and establish trusts (deemed to be variable interest entities “VIEs”) to ultimately purchase certain of our receivables. Securities issued by securitization trusts are senior or subordinated, based on the criteria established by each trust. Generally, the subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. For these VIEs, generally the creditors have no recourse to the general credit of Despegar.com, Corp. and the liabilities of the VIEs can only be settled by the respective VIEs’ assets. Additionally, the assets of the VIEs can be used only to settle obligations of the VIEs. We consolidate securitization VIEs when we are deemed to be the primary beneficiary and therefore have the power to direct the activities that most significantly affect the VIEs’ economic performance and a variable interest that could potentially be significant to the VIE. Management assesses whether we are the primary beneficiary of the VIEs on an ongoing basis. As of December 31, 2021, we transferred a nominal amount of receivables to a VIE. The VIE has not issued any securities as of December 31, 2021. See Note 10 for details.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The estimated useful lives (in years) of the main categories of our property and equipment are as follows:

Asset	Estimated useful life (in years)
Computer hardware	3
Vans	5
Office furniture and fixture	10
Buildings	50
Expenditures for repairs and maintenance are charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset and it is depreciated over the life of the contract.
When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in our consolidated statements of operations.
Business combinations
We use the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued, if any. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and trademarks and tradenames, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
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
Intangible assets, net
We initially record intangible assets acquired in business combinations at fair value. We determine the fair value of intangible assets using standard valuation techniques, including the income approach (discounted cash flows) and/or market approach, as considered appropriate, and based on market participant assumptions.

The accompanying notes are an integral part of these consolidated financial statements.
F
-22

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
We also capitalize certain direct development costs associated with website and internal use developed technology and include external direct costs of services and payroll costs for employees devoting time to the software projects principally related to platform development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as definite-lived intangible assets and are generally amortized over a period of 3 to 10 years beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
Recoverability of goodwill and indefinite-lived intangible assets
We assign goodwill to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to its carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
For periods prior to January 1, 2020, an impairment was recorded to the extent that the implied fair value of goodwill was less than the carrying value of goodwill. We adopted the accounting standards update on goodwill impairment in the first quarter of 2020, under which a goodwill impairment loss is measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.
We generally base our measurement of fair value of reporting units on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. We believe the discounted cash flows is the best method for determining the fair value of our reporting units because it is one of the most common valuation methodologies used within the travel and internet industries.

The accompanying notes are an integral part of these consolidated financial statements.
F-
23

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
In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.
See Notes 13 and 14 for further information.
Recoverability of intangible assets with definite lives and other long-lived assets
Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of 3 to 10 years and 50 years for buildings. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.
Assets held for sale, to the extent we have any, are reported at the lower of cost or fair value less costs to sell.
See Notes 12 and 13 for further information.

The accompanying notes are an integral part of these consolidated financial statements.
F-
24

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Equity method investments
We use the equity method to account for investments in companies, if our investment provides us with the ability to exercise significant influence, but not control, over operating and financial policies of the investee. Our judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions. We include the total of our investments in equity-method investees, including identifiable intangible assets, deferred tax liabilities, and goodwill, if any, within
“Non-current
other assets” in our consolidated balance sheets. We include our proportionate share of earnings and/or losses of our equity method investees in “Gain / (loss) from equity investments” in our consolidated statements of operations.
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
Redeemable
non-controlling
interests
We have a
non-controlling
interest in a majority owned entity which was valued at fair value at acquisition date. The non-controlling
interest contains certain rights, whereby we have the right but not the obligation to acquire, and the minority shareholders have the right but not the obligation to sell to us, the additional shares of the company for cash at a fixed price other than fair value. The non-controlling
interest was not redeemable during 2020 and 2021, but it is probable of becoming redeemable (the redemption depends solely on the passage of time). Accordingly, we record the non-controlling
interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date. The accretion of the non-controlling
interest to redemption value is recorded using the interest method. In January 2022, we redeemed the non-controlling
interest. See Note 31.
We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in
capital and will reduce net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class
method. We record the
non-controlling
interest amount in the “mezzanine” section of our consolidated balance sheets, outside of shareholders’ equity.
The details of the balances and changes in the redeemable
non-controlling
interest are presented in Note 5.
Travel accounts payable
Travel accounts payable comprises trade accounts payable to airlines, hotels and other travel suppliers for products and services offered. Airline suppliers are generally due within thirty days of a confirmed air booking reservation. Under the Prepay model, hotels and other travel suppliers are generally paid after traveler checks out. Generally, our contracts with hotels and other travel suppliers provide for a
12-month
period for invoicing us for past services. If an invoice is not received after that period, we recognize breakage revenue for the unbilled payable.

The accompanying notes are an integral part of these consolidated financial statements.
F-
25

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
Contingent liabilities
We have a number of tax, regulatory and legal matters outstanding, as discussed further in Note 22.
Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.
Derivative financial instruments
We carry derivative instruments at fair value on our consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts we would expect to receive or pay upon termination of the contracts as of the reporting date. As of December 31, 2021, and 2020, our derivative instruments primarily consisted of foreign currency forward contracts. We are exposed to various market risks that may affect our consolidated results of operations, cash flows and financial position. These market risks include, but are not limited to, fluctuations in foreign currency exchange rates. Our primary foreign currency exposures are to the currencies of Argentina, Brazil and Mexico, in which we conduct a significant portion of our business activities. As a result, we face exposure to adverse movements in foreign currency exchange rates as the results of our international operations are translated from local currencies into U.S. dollars upon consolidation. Additionally, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency of an entity result in gains and losses that are reflected in net income / (loss).

The accompanying notes are an integral part of these consolidated financial statements.
F-2
6

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We use foreign currency forward contracts to economically hedge these exposures. Our goal in managing our foreign exchange risk is to reduce, to the extent practicable, our potential exposure to the changes that exchange rates might have on our earnings, cash flows and financial position. Our foreign currency forward contracts are typically short-term and, as they do not qualify for hedge accounting treatment, we classify the changes in their fair value in “Financial results, net” in our consolidated statements of operations in the period that the changes occur and are classified within “Net cash flows (used in) / provided by operating activities” in our consolidated statements of cash flows. We do not hold or issue financial instruments for speculative or trading purposes. We report the fair value of our derivative assets and liabilities on a gross basis in our consolidated balance sheets in “Other assets and prepaid expenses” and “Other liabilities”, respectively.
Leases
We determine if an arrangement is a lease, or contains a lease, at inception. Operating leases are primarily for office space, customer service centers and a fleet of dedicated vans, and, as of January 1, 2019 with the adoption of the new guidance for leasing arrangements, are included in operating “Lease right-of-use
(“ROU”) assets” and operating “Lease liabilities” on our consolidated balance sheets. Lease ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our consolidated balance sheets. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and consolidated statements of cash flows.
Our lease agreements have insignificant
non-lease
components and accordingly we have elected the practical expedient to combine and account for lease and non-lease
components as a single lease component.
Financial results, net
We incur in financial results such as factoring interest and commissions on receivables, gains or losses on derivative financial instruments, interest income from financial investments, interest paid on financial liabilities and foreign exchange gains or losses.

The accompanying notes are an integral part of these consolidated financial statements.
F-2
7

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Stock-based compensation
We measure and amortize the fair value of restricted stock units and stock options as follows:
Restricted

Stock Units (“RSUs”).
Our RSUs consist of service-based awards. RSUs are stock awards that are granted to employees entitling the holder to shares of common stock as the award vests, typically over
a
3
or
4-year
period, but may accelerate in certain circumstances. During the year ended December
31
,
2021
, we were issuing RSUs as our primary form of stock-based compensation, some of them vest
33
% after one year and others vest
25
% after one year and will then vest yearly over the following
3
or
4
years, as appropriate. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value as stock-based compensation expense over the vesting term on a straight-line basis.
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
Marketing and advertising expenses
We incur advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote our business. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of advertisement in the period during which the advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click
basis, or (ii) on a straight-line basis over the term of the contract. Our advertising expenses were $52,480, $27,661 and $147,693 for the years ended December 31, 2021, 2020 and 2019, respectively.
Accounting for income taxes
We are organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, we are treated as a U.S. corporation for U.S. federal tax purposes. Accordingly, we are subject to U.S. federal income tax and state income tax in the United States. We are subject to foreign income taxes in the jurisdictions where we operate in accordance with the respective local tax laws.
We account for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns.

The accompanying notes are an integral part of these consolidated financial statements.
F-2
8

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
See Note 20 for further information.

The accompanying notes are an integral part of these consolidated financial statements.
F-2
9

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Government grants and other assistance
We recognize government grants in our consolidated financial statements when it is probable that the grant will be received and we will comply with the conditions of the grant. Government grants are recorded as a reduction in the related operating expense or the cost of the asset that they are intended to defray. The government grants we received have principally been granted to defray personnel costs. During the years ended December 31, 2021 and 2020, we participated in several of these programs and recognized, in the aggregate, government grants and other assistance benefits of $463 and $2,265, principally recorded as a reduction of personnel expense in our consolidated statements of operations for the respective periods. We have not received government grants in 2019.
Earnings / (losses) per share
We compute basic earnings / (losses) per share by dividing our net income or loss for the year attributable to Despegar.com, Corp. common shareholders, as adjusted for preferred stock accretion and dividends accrued, by our weighted-average outstanding common shares during the year on a basic and diluted basis. Since we issue warrants for nominal consideration which vest and are exercisable as from the issuance date, we include the shares of common stock underlying the outstanding warrants when calculating our basic earnings per share.
We compute diluted earnings per share using our weighted-average outstanding common shares including the dilutive effect of stock options and convertible preferred stock. The dilutive effect of stock-based compensation is calculated using the treasury method. The dilutive effect of convertible preferred stock is calculated using the if-converted
method. In periods when we recognize a net loss, we exclude the impact of outstanding stock awards and convertible preferred stock from the diluted loss per share calculation as their inclusion would have an antidilutive effect.
We present basic and diluted earnings per share using the
two-class
method required for participating securities. We consider that our Series B preferred stock to be participating securities and, in accordance with the two-class
method, earnings allocated to participating securities and the related number of outstanding shares of participating securities are excluded from the computation of basic and diluted net loss per common share. If a dividend is paid on common stock, the holders of Series B preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted
basis). As the holders of our Series B preferred stock do not have contractual obligation to share in the losses of the Company, the net loss attributable to common shareholders for each period is not allocated between common stock and participating securities. Accordingly, preferred stock is excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.
For additional information on how we compute earnings per share, see Note 25.
Fair value recognition, measurement and disclosure
The carrying amounts of cash and cash equivalents and restricted cash reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. Accounts receivable and accounts payable are generally short-term in nature and their carrying amount approximate fair values.

The accompanying notes are an integral part of these consolidated financial statements.
F-
30

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
basis, see Note 24.
Recently adopted accounting policies
Accounting Standards Update (ASU)
2019-12,
“Simplifying the Accounting for Income Taxes”:
As of January 1, 2021, we adopted the Accounting Standards Updates (“ASU”) guidance to simplify the accounting for income taxes. This new standard eliminated certain exceptions in current guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarified and simplified other aspects of the accounting for income taxes. The adoption of this new guidance did not have a material impact on our consolidated financial statements.
Recent accounting policies not yet adopted
Accounting Standards Update (ASU)
2021-08,
“Accounting for Acquired Revenue Contracts with Customers in a Business Combination”
: In October 2021, the FASB issued a new accounting update that requires an acquirer to recognize and measure certain contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, rather than at fair value on the acquisition date as required under current U.S. GAAP. The update is effective for the Company from January 1, 2023 and should be applied prospectively to business combinations occurring on or after that date. Early adoption is permitted. While we are continuing to assess the timing and the potential impacts of adoption, we do not expect it will have a material impact on our consolidated financial statements.
Accounting Standards Update (ASU)
2020-06,
“Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”
: In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions.

The accompanying notes are an integral part of these consolidated financial statements.
F-
31

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The

update is effective for the Company from January 1, 2022. The update can be adopted on either a full or modified retrospective transition method. The accounting update also requires changes in the diluted earnings per share calculation in certain areas, including the use of the if-converted
method instead of the treasury stock method which was permitted in certain situations under current U.S. GAAP. While we are continuing to assess the potential impacts of adoption, we do not expect it will have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU)
2021-10,
“Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”
. In November 2021, the FASB issued a new accounting update to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. This update is effective for financial statements issued for annual periods beginning after December 15, 2021. We do not expect the adoption to have a material impact on our consolidated financial statements.
Accounting Standards Update (ASU)
2021-04,
“Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic
470-50),
Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”:
In May 2021, the FASB issued a new accounting update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. An issuer measures the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange. ASU
2021-04
introduces a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). This update is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU
2021-04
prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU
2021-04
in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. We do not expect the adoption to have a material impact on our consolidated financial statements.
Other recent accounting pronouncements issued by FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (the “SEC”) did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statements.
4.    Acquisitions
2021 Acquisition Activity
We have not completed any business combinations during the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.
F-
32

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
The purchase price was fixed at $10,288 after net debt and working capital adjustments and will be payable in cash on October 1, 2023. In addition, the Acquisition Agreement provided for an earnout for the benefit of certain sellers ranging from $0 to $20,000 based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date. The earnout, if any, will be payable in cash on October 1, 2024.
Under the Acquisition Agreement, the sellers contractually agreed to indemnify us for certain contingencies and uncertain tax positions. We recognized and measured the seller indemnification based on the same basis as the indemnified items. Indemnified items are partially covered by a fixed amount of $10,288 plus any amount payable under the contingent consideration agreement. Changes in the amount recognized for the seller indemnification which are not the result of qualifying measurement-period adjustments, are recognized in earnings in the same period as changes in the indemnified items are recognized. See Note 11.
We allocated the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date. The estimated fair value of assets acquired, and liabilities assumed was determined with the assistance of a third-party valuer and required extensive analysis and review of documentation. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred over the fair value of assets acquired and liabilities assumed.
During the third quarter of 2021, we completed the extensive review of supporting documentation and other analyses related to contingencies and uncertain tax positions. Therefore, the completion of the purchase price allocation process resulted in adjustments of $1,769 and $6,486 to contingencies and uncertain tax positions, respectively, with a corresponding increase to goodwill, compared with the preliminary amounts recognized in 2020. The change to the provisional amounts also resulted in an increase in interest and penalties expense of $3,700, of which $2,150 relates to the fourth quarter of 2020.

The accompanying notes are an integral part of these consolidated financial statements.
F-
33

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The purchase price allocation at the acquisition date was as follows:

Consideration:
Fair value of purchase price payable on October 1, 2023	$8,642
Fair value of contingent consideration payable on October 1, 2024	1,526

Total consideration as of acquisition date	$10,168

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	$5,404
Restricted cash	2,763
Trade accounts receivable, net of credit expected loss	9,122
Related party receivable	2,337
Lease right-of-use assets	7,415
Property and equipment	8,836
Intangible assets	51,758
Deferred tax assets	12,851
Seller indemnification	11,814
Other assets and prepaid expenses	33,446

Total assets acquired	$145,746

Accounts payable and accrued expenses	$7,948
Travel accounts payable	82,170
Related party payable	266
Short-term and long-term debt	10,618
Lease liabilities	7,955
Contingent liabilities (1)	22,436
Deferred revenue	775
Taxes payable (2)	29,573
Deferred tax liabilities	11,015
Promissory notes issued (3)	13,928
Other liabilities	16,534

Total liabilities assumed	$203,218

Total net liabilities assumed	$57,472

Goodwill	$67,640

(1)
This amount reflects the provisional estimate of various identified acquisition-date probable contingencies reported in 2020. As part of extensive analysis in 2021, an adjustment of $1,769 was recorded for non-income
tax contingencies with a corresponding increase to goodwill (See Note 14). Amounts reflect the best estimates of probable outcomes (See Note 22).

(2)
This amount reflects the provisional estimate of the liability for unrecognized tax benefits related to uncertain tax positions taken by acquiree prior to our acquisition reported in 2020. As part of extensive analysis in 2021, an adjustment of $6,486 was recorded with a corresponding increase to goodwill (See Notes 14 and 20).

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
F-
34

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Intangible assets acquired consisted of the following:

	Amount	Estimated useful life (in years)
Trademarks	$13,299	20
Domains	204	20
Developed technology	8,206	2.5
Licenses	634	1.3
Customer relationships	29,415	7

Total intangible assets acquired	$51,758

The useful lives of the intangible assets for amortization purposes were determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets.
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

The accompanying notes are an integral part of these consolidated financial statements.
F-3
5

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
for tax purposes.
We incurred $2,856 and $617
of acquisition-related expenses which were included in “General and administrative” expenses in our consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively. We report the results of operations of the acquired business within our two reportable segments.
The following table summarizes the revenue and net loss (including purchase accounting amortization and the impact of intercompany eliminations) of the Best Day Group included in our consolidated statements of operations for the year ended December 31, 2020 since October 1, 2020, the date of acquisition:

Period from the date of acquisition to December 31, 2020
Revenue	$14,125
Net loss	$(14,983)
The following pro forma summary presents certain consolidated information as if the acquisition of the Best Day Group had occurred on January 1, 2019:

	For the year ended December 31,
	2020	2019
Revenue	$165,122	$658,147
Net loss	$(242,261)	$(38,241)
These pro forma results include adjustments for purposes of consolidating the historical financi
a
l results of the Best Day Group for the periods indicated. These pro forma results also include $5,034 and $6,712 for the years ended December 31, 2020 and 2019, respectively, to reflect the incremental depreciation and amortization as a result of recording property and equipment and intangible assets at fair value. These pro forma results do not represent financial results that would have been realized had the acquisition actually occurred on January 1, 2019, nor are they intended to be a projection of future results.
Acquisition of Koin
On August 20, 2020, we completed the acquisition of an 84% equity interest in Koin Administradora de Cartões e Meios de Pagamentos S.A., a company incorporated under the laws of Brazil (“Koin”). Koin is a payment fintech which offers a financing solution to merchants’ customers, predominantly in the travel sector in Brazil.

The accompanying notes are an integral part of these consolidated financial statements.
F-3
6

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
We allocated the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed, and redeemable non-controlling
interest based on their fair values at acquisition date. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred and the redeemable non-controlling
interest over the fair value of assets acquired and liabilities assumed. The acquisition date fair value of the redeemable non-controlling
interest was estimated at $2,655, which was calculated using an option pricing model and generally reflected the net present value of the expected future fixed redemption amount. Intangible assets include $593 allocated to trademarks and $150 allocated to developed technology.
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
The following table presents the final purchase price allocation as of December 31, 2021:

Consideration:

Fair value of purchase price	$977

Redeemable non-controlling interest:	$2,655

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	$322
Restricted cash	4
Trade accounts receivable, net of credit expected loss	1,194
Lease right-of-use assets	177
Property and equipment	99
Intangible assets	743
Other assets and prepaid expenses	66

Total assets acquired	$2,605

Accounts payable and accrued expenses	$1,721
Short-term debt	1,250
Lease liabilities	178
Contingent liabilities	19
Taxes payable	684
Deferred tax liabilities	253
Other liabilities	479

Total liabilities assumed	$4,584

Total net liabilities assumed	$1,979

Goodwill	$5,611

The accompanying notes are an integral part of these consolidated financial statements.
F-3
7

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
operations.
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
2019 Acquisition Activity
During the year ended December 31, 2019, we completed one business combination, as follows:
Acquisition of Viajes Falabella
On June 7, 2019, we obtained the regulatory approvals and obtained control of the outstanding capital stock of Viajes Falabella Argentina, Viajes Falabella Chile and Viajes Falabella Peru. The acquisition of Viajes Falabella Colombia was completed on July 31, 2019, after the regulatory approvals were obtained. We refer to the acquired entities collectively as “Viajes Falabella”. We acquired the Viajes Falabella entities from Grupo Falabella. The Viajes Falabella entities are engaged in the travel agency business through their online and offline presence. The acquisition purchase price totaled $23,000, of which we paid $11,500 in cash at the acquisition date, $5,750 in June 2020 and $5,750 in June 2021.
Concurrent with the acquisition, we entered into a
10-year
commercial agreement with Grupo Falabella which provides for several marketing and promotional activities and other activities to promote future business. The agreement also provides for the use of the Viajes Falabella brand in Argentina, Chile, Peru, and Colombia for an initial period of 4 years, renewable for one-year
periods at our option. We account for the use of the brand as a prepaid asset and amortizes it under the straight-line basis over the term of the contract.

The accompanying notes are an integral part of these consolidated financial statements.
F-3
8

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
The following table presents the final purchase price allocation as of December 31, 2019 and the reconciliation with “Payments for acquired business, net of cash acquired” line item in our consolidated statements of cash flows for the year ended December 31, 2019:

Consideration:

Fair value of purchase price	$22,196

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	$11,272
Trade accounts receivable, net of credit expected loss	11,828
Other assets and prepaid expenses	34,611
Property and equipment	2,420
Intangible assets	3,663

Total assets acquired	$63,794

Travel accounts payable	$36,656
Other liabilities	15,807

Total liabilities assumed	$52,463

Total net assets acquired	$11,331

Goodwill	$10,865

Intangible assets primarily consisted of customer relationships, with a weighted average useful life of 3.7 years.
Goodwill was primarily attributable to the synergistic value created from the opportunity for additional expansion in the off-line
channel and is not deductible for tax purposes.
We incurred $464
of acquisition-related expenses which were included in “General and administrative” expenses in our consolidated statements of operations for the year ended December 31, 2019. We report the results of operations of the acquired business within our two reportable segments.

The accompanying notes are an integral part of these consolidated financial statements.
F-3
9

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table summarizes the revenues and net loss (including purchase accounting amortization and the impact of intercompany eliminations) of Viajes Falabella included in our consolidated statements of operations for the year ended December 31, 2019 since the date of acquisition:

Period from the date of acquisition to December 31, 2019
Net revenue	$20,710
Net loss	$(3,060)
The following pro forma summary presents certain consolidated information as if the acquisition of Viajes Falabella had occurred on January 1, 2018:

	For the year ended December 31,
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
The
non-controlling
interest was not redeemable during 2020 and 2021, but it is probable of becoming redeemable (the redemption depends solely on the passage of time). Accordingly, we record the non-controlling
interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, February 20, 2022. The accretion of the non-controlling
interest to its earliest redemption value is recorded using an interest method. We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in
capital and will reduce net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class
method. We record the
non-controlling
interest amount in the “mezzanine” section of our consolidated balance sheets, outside of shareholders’ equity.
We recorded adjustments of $1,355 and $78 to reflect the redemption value as of December 31, 2021 and 2020, respectively. In January 2022, we acquired the non-controlling
interest. See Note 31.

The accompanying notes are an integral part of these consolidated financial statements.
F-
40

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Reconciliation of changes in redeemable
non-controlling
interests

	As of December 31, 2021	As of December 31, 2020
Balance, beginning of year	$2,621	$—
Initial fair value of redeemable non-controlling interest of acquired businesses	—	2,655
Comprehensive loss adjustments:
Net loss attributable to redeemable non-controlling interest	(1,237)	(282)
Other comprehensive loss attributable to redeemable non-controlling interest	(143)	170
Additional paid-in-capital adjustments:
Adjustment to redemption value	1,355	78

Balance, end of year	$2,596	$2,621

6.	Preferred Stock and Warrants
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
On December 31, 2020, we paid certain fees in an aggregate amount of $2,250 to the L Catterton Purchaser.
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
41

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
42

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

At any time on

or after the fourth anniversary of the Catterton Closing Date but prior to the fifth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to
102.5
% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. At any time after the fifth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to the Liquidation Preference plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.
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
43

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
Initial and Subsequent Accounting:
The Series A Preferred Shares are classified within temporary equity (mezzanine equity) on our consolidated balance sheet due to the provisions that could cause the equity to be redeemable at the option of the holder and the terms of the Series A Preferred Shares which do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur. The Penny Warrants qualify for classification in shareholders’ equity and are included in our consolidated balance sheet within “Additional paid-in
capital”.
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
44

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
paid-in
capital.
The Series A Preferred Shares are currently not redeemable; however, they will become redeemable on September 18, 2025. Since only the passage of time is needed to occur for the Series A Preferred Shares to become redeemable, it is considered to be probable that it will be redeemable. As such, we elected to accrete the difference between the initial value of $84,643 and the redemption value of $150,000 over the five-year period from the date of issuance through September 18, 2025 (the date at which the holder has the unconditional right to redeem the shares, deemed to be the earliest likely redemption date) using the effective interest method. The accretion to the carrying value of the redeemable preferred shares is treated as a deemed dividend, recorded as a charge to additional paid-in-capital
(since there is a deficit in retained earnings) and deducted in computing earnings per share (analogous to the treatment for stated dividends paid on the redeemable preferred shares).
The accumulated accretion as of December 31, 2021 and 2020 was $10,600 and $2,831, respectively. On March 31, 2021, we paid $7,972 of accumulated dividends until March 31, 2021. On September 30, 2021, dividends were not paid in cash but instead accrued and accumulated. For the period from April 1, 2021 until December 31, 2021, we accrued $11,491 for unpaid dividends recorded as a charge to additional paid-in-capital.
The resulting redeemable preferred share balance was $109,565 and $91,686 as of December 31, 2021 and 2020, respectively.
As of December 31, 2021, none of the warrants were exercised.
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

The accompanying notes are an integral part of these consolidated financial statements.
F-4
5

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

On December 31, 2020, we paid certain fees in an aggregate amount of $1,000 to affiliates of the Waha Purchaser.
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
as-converted
basis.

The accompanying notes are an integral part of these consolidated financial statements.
F-4
6

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
Conversion Rights:
The Series B Preferred Shares are convertible, at the option of the holder, at any time into Common Stock at an initial conversion price of $9.251 (the “Initial Conversion Price) per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments. As of December 31, 2021 and 2020, there were no conversions of the Series B Preferred Shares.
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
At any time from the third to the fifth anniversary of the Waha Closing Date, if the volume weighted average price (“VWAP”) of the Common Shares exceeds $13.88 (150% of the Initial Conversion Price) as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the quotient of (1) 105% of the conversion amount as of the conversion date divided by (2) the conversion price of such share in effect as of the conversion date.
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
F-4
7

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

The accompanying notes are an integral part of these consolidated financial statements.
F-4
8

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Pursuant to the Waha Investment Agreement, Mr. Aseem Gupta served as director from September 21, 2020 until June 30, 2021 when he resigned to his position in the board. As of the date of these consolidated financial statements, Waha has not designated any director since and its seat is still vacant.
Initial and Subsequent Accounting:
The Series B Preferred Shares are classified within temporary equity on our consolidated balance sheets due to the provisions that cause the equity to be redeemable upon the occurrence of a change of control. The terms of the Series B Preferred Shares do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur.
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
All the other embedded features in the Series B Preferred Shares do not need to be bifurcated.
Accordingly, the Series B Preferred Shares were recognized at fair value of $50,000 (the proceeds on the date of issuance) less issuance costs of $3,300 resulting in an initial value of $46,700.
The Series B Preferred Shares are not currently redeemable at December 31, 2021. Also, the events that could cause the Series B Preferred Shares to become redeemable are not considered probable of occurring as of December 31, 2021. Accordingly, accretion from the initial carrying amount to the redemption amount was not required. Dividends were accrued, approved, and paid in cash for $2,000 and as of December 31, 2021 there were no undeclared dividends.

The accompanying notes are an integral part of these consolidated financial statements.
F-4
9

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

7.	Debt
The following table sets forth our outstanding short-term and long-term debt:

	As of December 31, 2021	As of December 31, 2020
Loan with HSBC Mexico, S.A. principal amount 100,000,000 Mexican Pesos	$4,874	$5,026
Loan with Bank Sabadell Mexico S.A. principal amount 83,831,941 Mexican Pesos	2,109	3,833
Loan with Bank Sabadell Mexico S.A. principal amount 20,000,000 Mexican Pesos	—	1,005
Loan with Banco de Crédito e Inversiones principal amount 500,000,000 Chilean Pesos	419	699
Loan with Itaú Unibanco S.A. principal amount 20,200,000 Reais	3,167	—

Long-term debt, including current maturities	$10,569	$10,563

Less: Current maturities of long-term debt	169	196

Long-term debt, excluding current maturities	$10,400	$10,367

Short-term debt, including current maturities of long-term debt	16,283	8,949

Total short-term and long-term debt	$26,683	$19,316

The total estimated fair value of our long-term debt was approximately $11,507 and $10,558 as of December 31, 2021 and 2020, respectively.
The changes in the balance of the total debt as of December 31, 2021 and 2020 consist of the following:

	As of December 31, 2021	As of December 31, 2020
Balance, beginning of year	$19,316	$19,209
Debt acquired on business combinations	—	9,335
Borrowings obtained	3,943	640
Payment of borrowings	(2,913)	(375)
Accrued interest	718	196
Interest paid	(241)	(195)
Foreign currency translation adjustment	(1,474)	962
Short-term loans, net	7,334	(10,456)

Balance, end of year	$26,683	$19,316

The accompanying notes are an integral part of these consolidated financial statements.
F-
50

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table shows the details of the long-term debt outstanding as of December 31, 2021:

Loan	Issuance date	Maturity date	Currency	Principal amount in original currency	Principal amount in U.S. dollars	Interest rate	Interest payment
HSBC Mexico, S.A. (2)	February 2020	March 2023	Mexican Pesos	100,000,000	5,100	TIIE(1)+3.25%	Monthly
Bank Sabadell Mexico S.A. (2)	January 2020	March 2023	Mexican Pesos	83,831,941	4,433	TIIE(1)+2.5%	Monthly
Banco de Crédito e Inversiones	June 2020	May 2024	Chilean Pesos	500,000,000	640	3.50	Monthly
Itaú Unibanco S.A.	November 2020	November 2026	Reais	20,200,000	3,571	4	Quarterly

(1)
TIIE represents an interbank interest rate in Mexico. As of December 31, 2021 and 2020, interest rates for HSBC Mexico, S.A. loan were 9.965% and 7.5%, respectively; and interest rates for Bank Sabadell Mexico S.A. loan were 8.915% and 6.75%, respectively.

(2)	Fully and unconditionally guaranteed by Despegar.com, Corp.
As of December 31, 2021 and 2020, short-term debt is comprised of five and four loans with two financial institutions, respectively.

As of December 31, 2021, (i) one of the loans representing 5% or $784 of the short-term debt outstanding balance as of year-end was contracted on June 2021 with Banco Santander Chile for a principal amount of 1,500,000,000 Chilean Pesos (equivalent to $1,761), accrues interest at 4.56% per annum and matures in April 2022; (ii) one of the loans representing 2% or $332 of the short-term debt outstanding balance as of year-end was contracted on July 2021 with Banco Santander Chile for a principal amount of 635,000,000 Chilean Pesos (equivalent to $745), accrues interest at 4.56% per annum and matures in April 2022; (iii) one of the loans representing 8% or $1,290 of the short-term debt outstanding balance as of year-end was contracted on September 2021 with Banco Santander Chile for a principal amount of 1,407,659,166 Chilean Pesos (equivalent to $1,652), accrues interest at 4.56% per annum and matures in July 2022; and (iv) one of the loans representing 74% or $12,124 of the short-term debt outstanding balance as of year-end was contracted on December 2021 with Banco Santander Chile for a principal amount of 10,300,000,000 Chilean Pesos (equivalent to $12,089), accrues interest at 9.48% per annum and matures in September 2022.
The weighted average interest rate on short-term borrowings outstanding as of December 31, 2021 and 2020 was 8.68% and 3.4%, respectively.
At December 31, 2021, we were in compliance with the applicable covenants under our debt agreements.

8.	Cash and cash equivalents and restricted cash
Cash and cash equivalents
Cash and cash equivalents consist of the following:

	As of December 31, 2021	As of December 31, 2020
Cash on hand	$14	$121
Bank deposits	181,560	201,217
Time deposits	22,674	45,031
Money market funds	41,830	88,061

Total cash and cash equivalents	$246,078	$334,430

Restricted cash
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees aggregating $33,145 and $16,055 as of December 31, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-
51

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table reconciles our cash and cash equivalents and restricted cash as reported in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
As included in our consolidated balance sheets:
Cash and cash equivalents	$246,078	$334,430	$309,187
Restricted cash	33,145	16,055	4,457

Total cash and cash equivalents and restricted cash as shown in our consolidated statements of cash flows:	$279,223	$350,485	$313,644

9.	Accounts receivable, net of credit expected losses
Accounts receivable in our consolidated balance sheets as of December 31, 2021 and 2020 are as follows:

	As of December 31, 2021	As of December 31, 2020
Third-party credit card processors	$90,063	$58,282
Fulfilment partners	22,100	12,179
Airlines	4,686	4,261
Hotels	4,268	1,927
Global distribution systems	8,612	5,353
Advertising	4,749	2,309
Others	15,340	6,300

Total accounts receivable	$149,818	$90,611

The amounts mentioned above are stated on a gross basis, before deducting the allowance for expected credit losses of $12,975 and $10,795 as of December 31, 2021 and 2020, respectively.
Our receivables are short-term in nature. We have grouped our trade receivables by country of origin and type (i.e., facilitation services, incentives, advertising, transportation and tour services and others) based on similar risk characteristics. Receivables with similar risk characteristics have been grouped into pools. Payment terms for receivables vary depending on type and jurisdiction, generally less than one year.
As it relates to trade receivables with credit card processors which represent most of our trade receivables as of any given date, payment terms vary but typically are received within thirty days after booking except in those cases where transactions are effected through financing installment plans offered by banks. When travelers pay in installments, we receive payment from credit card processors at the time each installment is due generally within 12 months after booking depending on installment plan selected. However, we typically enter into factoring arrangements to cash these receivables thereby reducing days outstanding exposures. Receivables from back-end
incentives and advertising transactions typically do not have stated payment terms, although we generally receive payment within 12 months.

The accompanying notes are an integral part of these consolidated financial statements.
F-
52

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Generally, we utilize a loss rate method to calculate the allowance for expected credit losses. We track historical loss information for our receivables by type and geography using their contractual lives. We then apply the historical credit loss percentages to our outstanding balances as of any given date. We believe that using historical loss information is a reasonable basis on which to determine expected credit losses for our receivables because their composition at the reporting date is consistent with that used in developing the historical credit-loss percentages.
Historically the default or delinquency rates of our trade receivables have been low even during recessions or distressed economic periods. Recessions or other poor economic conditions had historically affected the number of bookings by travelers and therefore generation of revenue and corresponding receivables, but they generally did not affect the collection behavior of receivables from confirmed bookings. A booking is not confirmed if credit card information is not validated by the credit card processors’ systems. Therefore, due to the nature of our receivables and counterparties, losses have been historically limited to very specific events at the counterparty level such as bankruptcy or financial difficulties.
In 2020, due to the impact of the
COVID-19
pandemic, given the severe downturn in the global travel industry and the financial difficulties faced by many of our travel service providers, we increased our allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of
COVID-19
pandemic on our operations and the economy. In 2021, based on our review of recent historical credit loss experience and stability in the economic conditions in certain markets, we revised our estimates of expected credit losses. Significant judgments and assumptions are required to estimate the allowance for expected credit losses and such assumptions may change in future periods, particularly the assumptions related to the impact of the
COVID-19
pandemic. Actual future bad debt could differ materially from these estimates resulting from changes in our assumptions of the duration and severity of the impact of the
COVID-19
pandemic.
Our exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. We are also exposed to political and economic risk events, which may cause non-payment
of foreign currency obligations to us.
Generally, the counterparties to our trade receivables are major well-recognized and externally-credit rated credit card companies, such as MasterCard, Visa, Diners and other local or regional credit card processors; major GDS providers, such as Travelport, Amadeus and Sabre, individual major airlines; and to a lesser extent hotel chains and operators. We may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. We have not experienced significant credit problems with these customers to date. Most of these entities or their parent companies are externally credit-rated. We review these external ratings from credit agencies. Certain airlines have been severely affected by the
COVID-19
pandemic. In 2020 and 2021, we recognized incremental allowances for expected uncollectible amounts. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in our consolidated balance sheet after deducting the expected credit loss allowance.

The accompanying notes are an integral part of these consolidated financial statements.
F-
53

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table shows the activity on the expected credit loss allowance for trade receivables during the years ended December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Balance, beginning of year	$10,795	$3,205
Impact of adoption of ASC 326	—	1,076
Provisions	11,713	12,270
Recoveries and write-off	(8,475)	(7,369)
Foreign currency translation adjustment	(1,058)	1,613

Balance, end of year	$12,975	$10,795

Adoption of ASU
2016-13
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”)
On January 1, 2020, we adopted ASC 326 which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost.
As of the date of adoption, January 1, 2020, substantially all our financial assets under the scope of the standard corresponded to trade accounts receivable as a result of revenue transactions recognized in accordance with ASC 606.
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
The following table illustrates the impact of adopting ASC 326 as of January 1, 2020:

	As of January 1, 2020
	As reported under previous GAAP	Impact of ASC 326 adoption	As reported under ASC 326
Allowance for credit expected losses:	$3,205	$1,076	$4,281

10.	Brazilian accounts receivable securitization program
In December 2021, Koin, one of our Brazilian subsidiaries, established an accounts receivable securitization and purchase program with a special purpose vehicle, or “SPV”, which we expect to be fully operational in 2022. This program is structured to be a securitization of certain finance receivables that are originated by Koin. The SPV will borrow funds from investors to fund its acquisition of the receivables and will provide investors with a first priority perfected security interest in the accounts receivable. We do not have an equity interest in the SPV.

The accompanying notes are an integral part of these consolidated financial statements.
F-
54

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We evaluated the SPV and concluded that the SPV is a variable interest entity (“VIE”) because its total equity investment at risk is not sufficient to permit the SPV to finance its activities without additional subordinated financial support from investors or via the collections from accounts receivable already purchased. Additionally, we are considered the primary beneficiary of the SPV since we have the ability to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses and the right to receive benefits that are potentially significant to the VIE.
Our continuing involvement in the securitization transaction consists primarily of holding certain retained interests and acting as the primary servicer for which we earn a servicing fee. The securities issued by the SPV are supported by the expected cash flows from the underlying securitized finance receivables. Cash inflows from these finance receivables are distributed to investors in accordance with the contractual priority of payments (“waterfall”) and, as such, most of these inflows must be directed first to service and repay certificates held principally by third-party investors. After these senior obligations are extinguished, substantially all cash inflows will be directed to the subordinated notes until fully repaid and, thereafter, to the residual interest that we own in the SPV. Therefore, we retain credit risk in the securitization because our retained interest includes the most subordinated interest in the securitized assets, which are the first to absorb credit losses on the securitized assets. We expect that any credit losses in the pools of securitized assets will likely be limited to our subordinated and residual retained interests. We have no obligation to repurchase or replace qualified securitized assets that subsequently become delinquent or are otherwise in default. We also may have exposure associated with contractual obligations to repurchase previously transferred receivables due to breaches of representations and warranties.
In evaluating whether we are the primary beneficiary, management considers both qualitative and quantitative factors regarding the nature, size, and form of our involvement with the VIE. Management assesses whether we are the primary beneficiary of the VIE on an ongoing basis.
Therefore, we consolidate the SPV in our consolidated financial statements. Any activity between the participating subsidiary and the SPV is eliminated in consolidation. We present the carrying amount of assets and liabilities of the VIE reflected on our consolidated balance sheet. The assets of the consolidated SPV primarily consist of cash and receivables, which we report on our consolidated balance sheet as of December 31, 2021, under restricted cash for securitization investors and other assets and prepaid expenses, respectively. The assets of the SPV are the primary source of funds to settle its obligations. The creditors of the SPV typically do not have recourse to the general credit of our company. The liabilities primarily consist of debt securities issued by the SPV, which we report as securitized debt obligations.
As of December 31, 2021, the maximum purchase limit for receivables under the program was Reais 25,000,000 (equivalent to $4,488 as of December 31, 2021), subject to availability limits. As of December 31, 2021, we had very limited activity under the program with a nominal amount of $44 of receivables transferred to year-end
which we reflect under “Other assets and prepaid expenses”. The SPV has not issued any securities to investors as of December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.
F-5
5

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

11.	Other assets and prepaid expenses
Other current assets and prepaid expenses consist of the following:

	As of December 31, 2021	As of December 31, 2020
Tax credits	$25,871	$34,465
Prepaid expenses and advance to suppliers	20,223	15,664
Prepaid advertising	9	175
Others	4,700	1,991

Total other current assets and prepaid expenses	$50,803	$52,295

Other
non-current
assets and prepaid expenses consist of the following:

	As of December 31, 2021	As of December 31, 2020
Deferred tax assets	$68,659	$57,742
Seller indemnification	13,212	14,053
Equity method investments	535	—

Total other non-current assets and prepaid expenses	$82,406	$71,795

12.	Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31, 2021	As of December 31, 2020
Computer hardware and software	$31,170	$48,895
Office furniture and fixtures	13,918	17,909
Buildings	2,036	3,128
Vans	823	1,571
Land	257	266

Total property and equipment	$48,204	$71,769

Accumulated depreciation (1)	(30,919)	(49,036)
Impairment charges	—	(271)

Total property and equipment, net	$17,285	$22,462

(1)
Accumulated depreciation as of December 31, 2021 comprised of $21,205, $9,064, $241, $409 for computer hardware and software, office furniture and fixtures, buildings and vans, respectively. Accumulated depreciation as of December 31, 2020 comprised of $37,171, $10,169, $852 and $844 for computer hardware and software, office furniture and fixtures, buildings and vans, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-5
6

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The changes in the balance of property and equipment for the years ended December 31, 2021 and 2020 consist of the following:

	As of December 31, 2021	As of December 31, 2020
Balance, beginning of year	$22,462	$21,205
Additions	2,368	3,458
Write-off of leasehold improvements	—	(3,661)
Acquisitions (1)	—	8,935
Depreciation	(6,917)	(7,981)
Impairment charges	—	(271)
Foreign currency translation adjustment	(628)	777

Balance, end of year	$17,285	$22,462

(1)	Acquired property and equipment in 2020 was comprised mainly of computer hardware and software, office furniture and fixtures and a fleet of dedicated vans.
Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was classified as follows:

	For the year ended December 31
	2021	2020	2019
Technology and product development	$2,913	$4,351	$4,001
General and administrative	2,695	3,377	2,658
Selling and marketing	1,309	253	—

Total depreciation expense	$6,917	$7,981	$6,659

As of December 31, 2021, we identified no impairment indicators for our property and equipment assets. During 2020, we recognized an impairment charge of $271 related to property assets.

13.	Intangible assets, net
Indefinite-lived and definite-lived intangible assets, net consists of the following:

	As of December 31, 2021	As of December 31, 2020
Indefinite-lived intangible assets:
Trademarks and domains	$13,882	$13,882
Definite-lived intangible assets:
Trademarks and domains	13,423	14,296
Developed technology	101,666	91,107
Licenses	4,916	9,823
Customer relationships	33,311	35,706

Total intangible assets	$167,198	$164,814

Accumulated amortization (1)	(80,583)	(67,266)
Impairment charges	(892)	(1,053)

Total intangible assets, net	$85,723	$96,495

(1)
Accumulated amortization as of December 31, 2021 comprised of $66,356, $7,097 and $7,130 for developed technology, licenses and customer relationships, respectively. Accumulated amortization as of December 31, 2020 comprised of $56,770, $7,751 and $2,745 for developed technology, licenses, and customer relationships, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-5
7

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The changes in the balance of intangible assets, net as of December 31, 2021 and 2020 consist of the following:

	As of December 31, 2021	As of December 31, 2020
Balance, beginning of year	$96,495	$49,619
Additions	18,823	14,028
Acquisitions (1)	—	52,501
Amortization	(27,288)	(21,699)
Impairment charges	(892)	(1,053)
Foreign currency translation adjustment	(1,415)	3,099

Balance, end of year	$85,723	$96,495

(1)	Acquired intangible assets in 2020 was comprised mainly of customer relationships, trademarks and developed technology.
Amortization expense for the years ended December 31, 2021, 2020 and 2019 was classified as follows:

	For the year ended December 31
	2021	2020	2019
Technology and product development	$18,610	$17,190	$14,198
General and administrative	7,044	3,753	1,523
Selling and marketing	1,634	756	416

Total amortization expense	$27,288	$21,699	$16,137

The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2021, assuming no subsequent impairment of the underlying assets, is as follows:

Year	Amount
2022	$15,577
2023	15,577
2024	15,577
2025	5,783
2026	5,799
2027 and thereafter	13,528

Total	$71,841

Impairment Assessments
Indefinite-lived intangible assets:
Our indefinite-lived intangible assets relate principally to our trademarks Despegar and Decolar.
We perform our annual assessment of possible impairment of indefinite-lived intangible assets as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of our trade name and trademarks, classified as Level 3 measurements, using the relief-from-royalty method, which includes unobservable inputs, including projected revenues and royalty rates of 2.0% and 2.5%.

The accompanying notes are an integral part of these consolidated financial statements.
F-5
8

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We had no impairments of indefinite-lived intangible assets as of any of the years presented.
Definite-lived intangible assets:
In addition, due to the
COVID-19
impact, we concluded that sufficient indicators existed to require us to perform impairment testing of certain of our definite-lived intangible assets. During 2021, we recognized impairment charges of $892 related to certain customer relationship assets related to Best Day in Mexico and Viajes Falabella in Peru. During 2020, we recognized impairment charges of $1,053 related to customer relationship assets. The assets, classified as Level 3 measurements, were written down based on valuation using the Income Approach, specifically the Multi-Period Excess Earnings Method, which includes unobservable inputs, including projected revenues, costs and expenses, contributory asset charges (i.e., fixed assets, working capital and assembled workforce), and discount rate.
There were no impairment charges to any other definite-lived intangible asset in any of the years presented.
The full duration and total impact of
COVID-19
remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the
COVID-19
pandemic.

14.	Goodwill
A substantial portion of our goodwill relates to the acquisition of the Best Day Group. See Note 4 for details.
Goodwill consists of the following:

	As of December 31, 2021	As of December 31, 2020
Goodwill	$122,426	$123,217

The following table presents the changes in goodwill by reportable segment:

	Air	Packages, Hotels and Other Travel Products	Total
Balance as of January 1, 2020	$38,883	$8,073	$46,956
Additions	2,328	70,923	73,251
Impairment charges	(593)	—	(593)
Foreign currency translation adjustment	(2,677)	6,280	3,603

Balance as of December 31, 2020	$37,941	$85,276	$123,217
Goodwill adjustments for purchase price allocation of businesses acquired in prior year	—	8,255	8,255
Impairment charges	(161)	(4,053)	(4,214)
Foreign currency translation adjustment	(2,232)	(2,600)	(4,832)

Balance as of December 31, 2021	$35,548	$86,878	$122,426

The accompanying notes are an integral part of these consolidated financial statements.
F-
59

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Impairment Assessments
We perform our annual assessment of possible impairment of goodwill as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. We compared the fair value of the reporting units to their carrying values. The fair value estimates for all reporting units were based on a weighted-probability analysis of the present value of future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing long-term growth rates and discount rates applied to the cash flow projections. The significant estimates used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, the anticipated duration of
COVID-19
impacts and rates of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.
At December 31, 2021, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill. No additional impairment indicators were identified as of December 31, 2021. For the annual goodwill impairment test, in the cash flow projections, we assumed a recovery to pre-pandemic
2019 levels of financial performance (including profitability) occurring in 2024. The shape and timing of the recovery was a key assumption in the fair value calculation. The discount rate is determined based on the reporting unit’s estimated weighted-average cost of capital and adjusted to reflect the risks inherent in its cash flows, which requires significant judgments. The discount rates used for the annual goodwill impairment test ranged between 10.5% and 16.6%.
Due to the severe and persistent negative effect
COVID-19
had on global economies, the travel industry, and our business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to our annual assessment, we deemed it necessary to perform various interim assessments of goodwill. As a result of these assessments, we recognized goodwill impairment charges during 2020 and 2021 for certain of our reporting units.
During 2021, we recognized goodwill impairment charges of $161 and $1,093 related to the Viajes Falabella Argentina reporting units within the Air and Packages, Hotels and Other Travel Products segments, respectively. The goodwill impairment was primarily driven by a significant reduction in the forecasted near-term cash flows of Viajes Falabella Argentina. As of December 31, 2021, the applicable reporting units within the Air and Packages, Hotels and Other Travel Products segment did not have goodwill remaining after impairment.

The accompanying notes are an integral part of these consolidated financial statements.
F-
60

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

In addition, during 2021, we recognized a goodwill impairment charge of $2,960 related to our Mexico’s business-to-business
reporting unit within the Packages, Hotels and Other Travel Products segment. The goodwill impairment was primarily driven by a significant reduction in the forecasted cash flows of the reporting unit, reflecting a longer assumed recovery period to pre-pandemic
2019 levels of profitability, mainly due to the continued material adverse impact of the
COVID-19
pandemic, including its impact on forecasted gross bookings and forecasted revenues. As of December 31, 2021, the applicable reporting unit within the Packages, Hotels and Other Travel Products segment had $14,838 goodwill remaining after impairment.
In 2020, we recognized a goodwill impairment charge of $593 related to the Viajes Falabella Argentina reporting unit within the air segment. During 2019, we had no impairments of goodwill.
The estimation of fair value reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth (gross bookings and net revenues), expected length and severity of the impact from the
COVID-19
pandemic, the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Company’s control, such as the discount rate. It requires significant judgments and estimates and actual results could be materially different than the judgments and estimates used to estimate fair value. Future events and changing market conditions may lead us to re-evaluate
the assumptions reflected in the current forecasts, particularly the assumptions related to the length and severity of the
COVID-19
pandemic and the shape and timing of the subsequent recovery, which may result in a need to recognize goodwill impairment charges that could have a material adverse effect on our results of operations. The full duration and total impact of
COVID-19
remains uncertain, and it is difficult to predict how the recovery will unfold for global economies, the travel industry, or our business.

15.	Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following:

	As of December 31, 2021	As of December 31, 2020
Marketing suppliers	$17,345	$7,706
Unbilled suppliers	16,554	15,360
Other suppliers	17,678	9,095

Total accounts payable and accrued expenses	$51,577	$32,161

16.	Travel accounts payable
Travel accounts payable consist of the following:

	As of December 31, 2021	As of December 31, 2020
Hotels and other travel providers (1)	$172,393	$131,744
Cancelled reservations pending payment to travelers (2)	71,301	90,764
Airlines	19,836	6,927

Total travel accounts payable	$263,530	$229,435

(1)	Includes $142,898 and $76,603 as of December 31, 2021 and 2020, respectively, for deferred merchant bookings which will be due after the traveler has checked out.
(2)
Relates to refund vouchers issued to travelers due to cancelled reservations as a result of the
COVID-19
pandemic. Vouchers are eligible for use for their stated amount at any time after issuance and until one year after the World Health Organization declares the end of the pandemic.

The accompanying notes are an integral part of these consolidated financial statements.
F-
61

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

17.	Other liabilities
Other current liabilities consist of the following:

	As of December 31, 2021	As of December 31, 2020
Taxes payable	$49,518	$32,955
Salaries payable	27,128	14,444
Seller financing Viajes Falabella	—	5,624
Others	2,368	3,086

Total other current liabilities	$79,014	$56,109

Other
non-current
liabilities consist of the following:

	As of December 31, 2021	As of December 31, 2020
Taxes payable	$56	$598
Deferred tax liabilities	9,772	11,111
Purchase price payable for Best Day Group (1)	9,293	8,768
Accrued earnout liability (2)	2,924	3,765
Promissory notes issued (3)	14,323	14,490
Equity method investments	—	2,059
Others	2,177	4,122

Total other non-current liabilities	$38,545	$44,913

(1)	We will pay the purchase price on October 1, 2023.
(2)
Under the terms of the acquisition of the Best Day Group, we may be required to pay an earnout amount up to a maximum of $20,000 on October 1, 2024. The amount represents the fair value of the earnout consideration as of year-end.
Changes in the fair value of the earnout consideration are charged to earnings in the period incurred. See Note 22 for details of the earnout consideration.

(3)
Under the terms of the acquisition of the Best Day Group, we legally assumed a debt that Best Day Group had with their prior shareholders. We issued four promissory notes for an aggregate nominal amount of $14,323 which accrue interest at a fixed rate of 5% and are payable on October 1, 2023. The fair value of this debt as of December 31, 2021 and 2020 was $15,189 and $14,341, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-
62

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

18.	Derivative financial instruments
As of December 31, 2021, and 2020, derivative financial instruments consist of foreign currency forward contracts of a short-term nature. The following table shows the derivative financial position as of the end of each year:

	Local currency	Notional amount	Type	Maturity	Fair value
2021
	Reais	$14,000	Sell	Jan 22	$91
	Mexican pesos	$14,000	Sell	Jan 22	$332
	Argentinian pesos	$10,000	Buy	Jan 22	$371
	Chilean pesos	$4,000	Buy	Jan 22	$(34)
	Colombian pesos	$3,000	Sell	Jan 22	$20
	Reais	$10,000	Sell	Feb 22	$247
	Mexican pesos	$9,000	Sell	Feb 22	$364
	Colombian pesos	$4,000	Sell	Feb 22	$31
	Chilean pesos	$3,000	Buy	Feb 22	$(34)
	Mexican pesos	$5,000	Sell	Mar 22	$148

	Total fair value of foreign currency forwards, net				$1,536

	Local currency	Notional amount	Type	Maturity	Fair value
2020
	Reais	$10,500	Sell	Jan / Feb 21	$77
	Mexican pesos	$15,000	Sell	Jan 21	$395
	Mexican pesos	$10,000	Sell	Jan 21	$262
	Mexican pesos	$5,000	Sell	Jan 21	$51
	Mexican pesos	$10,000	Sell	Feb 21	$166
	Mexican pesos	$10,000	Sell	Feb 21	$103
	Mexican pesos	$10,000	Sell	Feb 21	$103

	Total fair value of foreign currency forwards				$1,157

19.	Restructuring and related reorganization charges
In 2020, we committed to restructuring actions intended to simplify our businesses and improve operational efficiencies, which have resulted in headcount reductions and consolidation of operational functions and systems. As a result, we recognized $4,041 and $13,360 in restructuring and related reorganization charges during 2021 and 2020, respectively. We continue to evaluate additional cost reduction efforts and should we make decisions in future periods to take further actions we may incur additional restructuring and reorganization charges.

The accompanying notes are an integral part of these consolidated financial statements.
F-
63

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table summarizes the restructuring and related reorganization activity for the years ended December 31, 2021 and 2020:

	Employee severance and benefits	Others	Total
Accrued liability as of January 1, 2020	$—	$—	$—
Charges	12,961	399	13,360
Payments	(12,961)	(248)	(13,209)

Accrued liability as of December 31, 2020	$—	$151	$151

Charges	3,646	395	4,041
Payments	(3,646)	(546)	(4,192)

Accrued liability as of December 31, 2021	$—	$—	$—

For the year ended December 31, 2021, we allocated the total employee severance and benefit expenses of $3,646 to “Cost of revenue” ($215), “Selling and marketing” expenses ($1,290), “General and administrative” expenses ($1,087) and “Technology and product development” expenses ($1,054) in our consolidated statements of operations
 based on the departmental assignment of terminated employees. The remaining total reorganization charges of $395 were allocated to “General and administrative” expenses in our consolidated statements of operations.
For the year ended December 31, 2020, we allocated the total employee severance and benefit expenses of $12,961 to “Cost of revenue” ($2,662), “Selling and marketing” expenses ($3,851), “General and administrative” expenses ($3,239) and “Technology and product development” expenses ($3,209) in our consolidated statements of operations
 based on the departmental assignment of terminated employees. The remaining total reorganization charges of $399 were allocated to “General and administrative” expenses in our consolidated statements of operations.
We allocate the total amounts of restructuring and related reorganization charges to the “Unallocated” segment for all years presented.

20.	Income taxes
The Company is organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, it is treated as a U.S. corporation for tax purposes. Accordingly, the Company is subject to federal and state income tax in the United States, as well as foreign taxes in the multiple jurisdictions where it operates.
The following table summarizes our U.S. and foreign losses before income taxes for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
U.S.	$(17,518)	$(15,510)	$1,942
Foreign	(88,577)	(148,797)	(28,077)

Loss before income taxes	$(106,095)	$(164,307)	$(26,135)

The accompanying notes are an integral part of these consolidated financial statements.
F-
64

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Provision for Income Taxes
The following table summarizes our provision for income taxes for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Current income tax benefit / (expense):
U.S. Federal	$8,355	$1,424	$1,035
Foreign	(26,115)	(4,440)	(8,235)

Total current income tax expense	$(17,760)	$(3,016)	$(7,200)

Deferred income tax benefit / (expense):
U.S. Federal	(1,077)	2,653	—
Foreign	19,067	21,801	12,425

Total deferred income tax benefit	$17,990	$24,454	$12,425

Income tax benefit	$230	$21,438	$5,225

Deferred Income Taxes
As of December 31, 2021, and 2020, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2021	As of December 31, 2020
Non-current deferred tax assets	$92,658	$66,768

Total deferred tax assets	$92,658	$66,768

Less: Valuation allowance	(23,999)	(9,026)

Net deferred tax assets	$68,659	$57,742

Non-current tax liabilities	(9,772)	(11,111)

Total deferred tax liabilities	$(9,772)	$(11,111)

Total deferred tax	$58,887	$46,631

The following table summarizes the composition of deferred tax assets and deferred tax liabilities as of December 31, 2021 and 2020:

	As of December 31, 2021	As of December 31, 2020
Tax loss carryforwards	$59,615	$33,036
Allowance for credit expected losses	3,113	4,161
Royalties	—	533
Provisions and other assets	31,237	22,978
Property and equipment	3	268
Intangible assets	(7,698)	(9,377)
Others	(3,384)	4,058

Total net deferred tax assets before valuation allowance	$82,886	$55,657

Less: Valuation allowance	(23,999)	(9,026)

Total net deferred tax assets after valuation allowance	$58,887	$46,631

The accompanying notes are an integral part of these consolidated financial statements.
F-6
5

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

As of December 31, 2021, we have both foreign and U.S. net operating loss carryforwards (“NOLs”) of $214,313. If not utilized, the NOLs will begin to expire, as follows:

	As of December 31, 2021
Expiration date	U.S.	Foreign
Expires 2021	$—	$302
Expires 2022	—	608
Expires 2023	—	3,909
Expires 2024	—	975
Expires 2025 and thereafter	—	82,877
Without expiration dates	41,821	83,821

Total NOLs	$41,821	$172,492

The following table shows the breakdown of our NOLs by country of origin as of December 31, 2021:

Country	NOL gross amount	Expiration terms
Brazil	$79,771	No expiration. Offset limitation to 30% of taxable income.
Argentina	53,327	5 fiscal years expiration.
United States	41,821	No expiration but offset limitation of 80% of the taxable income by fiscal year.
Mexico	33,433	10 fiscal years expiration.
Chile	3,169	No expiration.
Colombia	1,911	12 fiscal years expiration in general.
Peru	881	No expiration, but offset limitation of 50% of the taxable income by fiscal year.

Total NOLs	$214,313

In the aggregate, we have foreign and U.S NOLs amounting to $125,642 which may be carried forward indefinitely but subject to certain percentage limitations of taxable income each year.
As of December 31, 2021, we had a valuation allowance of $23,999 related to certain NOL carryforwards for which it is more likely than not the tax benefits will not be realized. The valuation allowance increased by $14,973 from the amount recorded as of December 31, 2020 primarily due to recoverability analyzes for the upcoming years. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The accompanying notes are an integral part of these consolidated financial statements.
F-6
6

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table presents the changes in our valuation allowance for the years ended December 31, 2021, 2020 and 2019:

Valuation allowance
Balance as of January 1, 2019	$18,007

Increases	5,892
Decreases	(12,550)

Balance as of December 31, 2019	$11,349

Increases	754
Decreases	(3,077)

Balance as of December 31, 2020	$9,026

Increases	23,124

Decreases	(8,151)

Balance as of December 31, 2021	$23,999

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. We have foreign subsidiaries with aggregated undistributed earnings of $21,651 as of December 31, 2021. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences. We consider the earnings of our foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason we have not recorded a deferred tax liability.

The accompanying notes are an integral part of these consolidated financial statements.
F-6
7

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Reconciliation of Statutory Income Tax Rate to Effective Income Tax Rate
A reconciliation of the provision for income taxes computed by applying the weighted average income tax rate for the years ended December 31, 2021, 2020 and 2019 to total income tax expense is as follows:

	Year ended December 31,
	2021	2020	2019
Net loss before income tax	$(106,095)	$(164,307)	$(26,135)
Weighted average income tax rate (1)	29%	27%	29%

Income tax benefit at weighted average income tax rate	$(30,326)	$(43,651)	$(7,474)
Permanent differences:
Non-taxable income (2)	$3,651	$7,959	$(469)
Foreign non-creditable withholding tax (3)	7,652	1,471	4,439
Non-deductible expenses	10,694	12,161	1,054
Currency translation adjustment	2,931	1,289	1,891
Tax credits recovery	—	12	(157)
Others	27	20	553
Unrecognized tax benefits and related interests	6,930	1,747	—
True up	(2,238)	849	(2,693)
Change in valuation allowance	1,634	(3,367)	(5,010)
Change in tax rate (4)	(1,185)	72	2,641

Income tax benefit	$(230)	$(21,438)	$(5,225)

(1)
We use a weighted average rate for the income tax reconciliation, since the majority of our operations are outside the U.S. The calculation is performed based on an average between the enacted tax rates of the foreign jurisdictions.

(2)	Includes tax (benefits) / losses generated by operations located in the Uruguayan “Free Trade Zone”.
(3)	Includes foreign withholding taxes on royalties and services.
(4)	Corresponds to the increase in the statutory tax rate in Argentina.
Our effective tax rate for the year ended December 31, 2021 was 0.2%, lower than the weighted average rate of 29% due to changes in statutory tax rate in Argentina, uncertain tax positions and tax contingencies recognition due to Best Day acquisition and a reduction of a portion of valuation allowances linked with net operating losses in Brazil, Colombia, Peru and Argentina due to updated recoverability analyses for the upcoming years.
Our effective tax rate for the year ended December 31, 2020 was 13%, lower than the weighted average rate of 27% due primarily to changes in tax rate related to the Promotional Regime enacted in Argentina, which reduced the income tax rate to 15% as from the following year and the reversal of valuation allowances.
Our effective tax rate for the year ended December 31, 2019 was 20%, lower than the weighted average rate of 29% due to the decrease in non-taxable
income and changes in valuation allowances related to our Brazilian subsidiary.

The accompanying notes are an integral part of these consolidated financial statements.
F-6
8

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits and interest is as follows:

	Year ended December 31,
	2021	2020	2019
Balance, beginning of year	$32,906	$—	$—
Increases to tax positions related to current year	—	—	—
Increases to tax positions related to prior years (1)	8,404	31,778	—
Decreases to tax positions related to prior years	—	—	—
Reductions due to lapsed statute of limitations	—	—	—
Settlements during current year	—	—	—
Interest and penalties	4,555	1,128	—

Balance, end of year	$45,865	$32,906	$—

(1)	Corresponds to uncertain tax positions recognized as part of the acquisition of the Best Day Group. See Note 4.
As of December 31, 2021, and 2020, we had $45,865 and $32,906 of gross unrecognized tax benefits, respectively. As of December 31, 2019, we did not have gross unrecognized tax benefits.
As of December 31, 2021, and 2020, total gross interest and penalties accrued were $23,434 and $18,879, respectively. During the years ended December 31, 2021 and 2020, we recognized interest expense of $4,555 and $1,128 in connection with our unrecognized tax benefits, respectively.
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
We are routinely audited by U.S. federal and foreign income tax authorities. At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. The Mexican Tax Authority is currently examining the income tax returns for the 2014, 2015, 2016 and 2017 tax years of our subsidiary Viajes Beda and has already issued a notice of observations in connection with fiscal years 2014 and 2017. During 2021 we have filed a settlement request (
acuerdo conclusivo
) before the Mexican Taxpayer Ombudsman (
Procuraduría de la Defensa del Contribuyente
) in order to settle the dispute with the Mexican Tax Authority. We are awaiting response from the Mexican Taxpayer Ombudsman.
During the third quarter of 2020, the Internal Revenue Service (“IRS”) performed an income tax assessment on fiscal year 2017 applying adjustments on foreign tax credits allocation criteria taken during this period. We therefore recognized and paid additional income tax for $1,649. Afterwards, we submitted a request to the IRS in order to offset the amount paid with net operating losses submitted and to recover the amount paid in cash. The IRS rejected the recovery request during 2021 considering that the amount paid can only be recovered by an amended tax return. We will file the amended return and the overpayment from the loss carryback is expected to be refunded by the IRS during 2022.
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

The accompanying notes are an integral part of these consolidated financial statements.
F-6
9

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Based on the Tax Act, NOL deductions arising in tax years beginning after December 31, 2017, can offset only up to 80% of future taxable income. The Tax Act also prohibits NOL carrybacks for NOLs arising in tax years ending after December 31, 2017 but allows indefinite carryforwards.
Under the CARES Act NOLs arising in tax years beginning after December 31, 2017, and ending before January 1, 2021, may be carried back for five years. Further, the 80% limitation enacted under the Act is temporarily suspended for tax years beginning before 2021. Under these conditions, NOLs arising in 2018, 2019 or 2020 could be carried back to years before 2018.
The final regulation package released in late December 2021 and published on January 4, 2022 in the Federal Register relate primarily to the determination of the foreign tax credit (“FTC”) and the allocation and apportionment of deductions (including foreign income taxes) in determining the FTC limitation, and marks the fourth significant revision of the FTC regulations since enactment of the Tax Act. We are currently reviewing the regulations and potential limitations on our foreign tax credits.

21.	Segment information
We have the following reportable segments: “Air” and “Packages, Hotels and Other Travel Products”. Our Air segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline
flight products. Our Packages, Hotels and Other Travel Products segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.
We determine our operating segments based on how our chief operating decision makers (“CODM”) manage our business, make operating decisions, and evaluate operating performance. Our primary operating metric is
Adjusted Segment EBITDA
. For all years presented, we calculated Adjusted Segment EBITDA as the net loss for the year adjusted for income taxes; financial results, net; stock-based compensation expense; acquisition transaction costs; depreciation and amortization; impairment charges; and restructuring and reorganization charges. Adjusted Segment EBITDA includes allocations of certain expenses based on transaction volumes and other usage metrics. Our allocation methodology is periodically evaluated and may change.
There are no intersegment revenues in any of the periods presented.
As depreciation and amortization are not included in our segment’s performance measure, we do not report assets by segment as it would not be meaningful. Our CODM does not regularly use this information.

The accompanying notes are an integral part of these consolidated financial statements.
F-
70

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following tables present our segment information for the years ended December 31, 2021, 2020 and
2019:

	Year ended December 31, 2021
	Air	Packages, Hotels and Other travel products	Unallocated	Total Consolidated
Revenue	$118,166	$204,677	$—	$322,843

Adjusted (negative) EBITDA	$(22,992)	$(6,150)	$(10,963)	$(40,105)

Depreciation and amortization	(11,273)	(11,273)	(11,659)	(34,205)
Stock-based compensation expense	—	—	(12,338)	(12,338)
Impairment charges	(161)	(4,945)	—	(5,106)
Restructuring charges	—	—	(4,041)	(4,041)
Acquisition transaction costs	—	—	(93)	(93)

Operating loss	$(34,426)	$(22,368)	$(39,094)	$(95,888)
Financial results, net	—	—	—	(10,207)

Loss before income tax	—	—	—	$(106,095)
Income tax benefit	—	—	—	230

Net loss for the year	—	—	—	$(105,865)
Net loss attributable to redeemable non-controlling interest	—	—	—	1,237

Net loss attributable to Despegar.com, Corp.	—	—	—	$(104,628)

	Year ended December 31, 2020
	Air	Packages, Hotels and Other travel products	Unallocated	Total Consolidated

Revenue	$62,713	$68,621	$—	$131,334

Adjusted (negative) EBITDA	$(32,890)	$(82,377)	$(6,546)	$(121,813)

Depreciation and amortization	(9,784)	(9,784)	(10,112)	(29,680)
Stock-based compensation expense	—	—	(7,312)	(7,312)
Impairment charges	(593)	(1,324)	—	(1,917)
Restructuring charges	—	—	(13,360)	(13,360)
Acquisition transaction costs	—	—	(3,135)	(3,135)

Operating loss	$(43,267)	$(93,485)	$(40,465)	$(177,217)
Financial results, net	—	—	—	12,910

Loss before income tax	—	—	—	$(164,307)
Income tax benefit	—	—	—	21,438

Net loss for the year	—	—	—	$(142,869)
Net loss attributable to redeemable non-controlling interest	—	—	—	282

Net loss attributable to Despegar.com, Corp.	—	—	—	$(142,587)

	Year ended December 31, 2019
	Air	Packages, Hotels and Other travel products	Unallocated	Total Consolidated

Revenue	$201,638	$323,238	$—	$524,876

Adjusted EBITDA	$3,346	$36,546	$(13,249)	$26,643

Depreciation and amortization	(7,716)	(7,716)	(7,364)	(22,796)
Stock-based compensation expense	—	—	(11,686)	(11,686)
Impairment charges	—	—	—	—
Restructuring charges	—	—	—	—
Acquisition transaction costs	—	—	(1,081)	(1,081)

Operating loss	$(4,370)	$28,830	$(33,380)	$(8,920)
Financial results, net	—	—	—	(17,215)

Loss before income tax	—	—	—	$(26,135)
Income tax benefit	—	—	—	5,225

Net loss for the year	—	—	—	$(20,910)

The accompanying notes are an integral part of these consolidated financial statements.
F-
71

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Revenue by Business Model, Type and Country
The following table presents our revenues by business model, revenue type and country for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Business Model:
Prepay model	$270,891	$102,591	$407,258
PAD model	5,342	1,305	13,130
Others (1)	46,610	27,438	104,488

Total Revenue	$322,843	$131,334	$524,876

Revenue Type:
Commissions and service fees	$268,274	$100,908	$426,082
Incentive fees	28,658	17,040	72,912
Advertising	10,235	5,040	15,063
Destination services	7,959	2,988	—
Others (2)	7,717	5,358	10,819

Total Revenue	$322,843	$131,334	$524,876

Country:
Argentina	$44,789	$16,112	$98,946
Brazil	75,630	45,289	159,676
Uruguay	43,434	9,240	131,160
Mexico	94,284	30,801	39,500
Other countries (3)	64,706	29,892	95,594

Total Revenue	$322,843	$131,334	$524,876

(1)	Others includes incentive fees, advertising, breakage, loyalty and interest revenue.
(2)	Others includes breakage, loyalty and interest revenue.
(3)	Other countries include Chile, Peru, Colombia, Ecuador and others.

The accompanying notes are an integral part of these consolidated financial statements.
F-
72

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Assets by Country
The following table presents our main assets by country:

	As of December 31, 2021	As of December 31, 2020
Goodwill:
Argentina	$1,200	$2,455
Brazil	13,177	14,132
Mexico	83,904	81,137
Uruguay	16,839	16,839
Other countries (1)	7,306	8,654

Total goodwill	$122,426	$123,217

Intangible assets, net:
Argentina	$37,016	$28,104
Uruguay	6,823	28,500
Mexico	338	36,546
Other countries (2)	41,546	3,345

Total intangible assets, net	$85,723	$96,495

Property and equipment, net:
Argentina	$4,822	$9,661
Brazil	1,198	2,056
Mexico	4,140	3,538
Uruguay	641	499
United States	3,731	3,304
Other countries (3)	2,753	3,404

Total property and equipment, net	$17,285	$22,462

(1)	Other countries include Chile, Peru and Colombia.
(2)	Other countries include Chile, Peru, Colombia, Brazil and United States.
(3)	Other countries include Chile, Peru, Colombia and Ecuador.

22	Commitments and contingencies
Commitments:
Operating Leases
Our commitments include operating lease commitments. Generally, our property and equipment, including a fleet of dedicated vans to provide transportation services, office and retail space, and others are supplied through operating leases. The future contractual aggregate minimum lease payments under non-cancellable
operating leases and other commitments are disclosed in Note 29.
Employment Agreements
In the ordinary course of business, we entered into employment agreements with certain of our key employees which provide for compensation guidelines. Generally, we pay compensation to our executive officers in the form of (i) cash paid on a monthly basis and (ii) an annual bonus subject to the fulfillment of certain performance targets. We recognize compensation in “Other liabilities” in our consolidated balance sheets and in “General and administrative” expenses in our consolidated statements of operations.
In 2020, due to the
COVID-19
impact on the global travel industry and our business and results of operations, we temporarily reduced salaries of certain of our senior and middle management and suspended bonuses to all employees.

The accompanying notes are an integral part of these consolidated financial statements.
F-
73

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Best Day Earnout Provision
The Acquisition Agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20,000 based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date, i.e. from April 2024 thru September 2024 (the “earnout measurement period”). The earnout, if any, will be payable in cash on October 1, 2024.
We will not pay any earnout amount to the sellers if our average share price is below $10 during the earnout measurement period. We will pay $5,000 to the sellers if our average share price is between $10 and $15 during the earnout measurement period. We will pay $10,000 to the sellers if our average share price is between $15 and $20 during the earnout measurement period. We will pay $15,000 to the sellers if our average share price is between $20 and $25 during the earnout measurement period. And we will pay $20,000 to the sellers if our average share price is above $25 during the earnout measurement period.
As of the date of acquisition, we estimated an additional consideration of $1,526 will be paid. The fair value of the earnout contingent consideration was $2,924 and $3,765 as of December 31, 2021 and 2020, respectively. We recognized the change in the fair value of the earnout contingent consideration under “General and administrative” expenses in our consolidated statements of operations.
See Note 4 for additional information on the acquisition.
Services Agreement with Mr. Julián Balbuena Alonso and BD Operadora de Servicios, S.A. de C.V. (“BOS”)
During 2020, we received consulting services under a services agreement (the “Services Agreement”) with Mr. Julián Balbuena Alonso (“JBA”) and BD Operadora de Servicios, S.A. de C.V. (“BOS”) (the “Service Providers”) dated October 1, 2020. We expensed $1,819 for these services in 2020. We did not incur in expenses for these services in 2021. The Services Agreement was terminated on May 31, 2021.
Contingencies:
We are a party to a number of tax, labor and social security, regulatory and legal matters outstanding in the ordinary course of business. We estimate the range of our liability related to contingencies when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates.
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
74

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

We also evaluate other potential contingent matters, including income tax withholdings, valued-added tax, revenue tax, payroll taxes and other similar matters. We currently estimate possible losses related to these matters for which we have not accrued liabilities, as they are not deemed probable, to be approximately in a range between $39,000 to $66,000. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.
Legal Proceedings
We are a party to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of our business. As of December 31, 2021 and 2020, we have provided an amount of $13,413 and $9,990 to cover for probable losses, respectively.
Labor, Social Security and Tax Contingencies
As of December 31, 2021, we have provided an amount of $558 and $20,466 mainly related to labor and social security and tax contingencies, respectively. As of December 31, 2020, we have provided an amount of $3,262 and $20,095 related to labor and social security and tax contingencies, respectively. Labor and social security contingencies are mainly related to former employees’ litigation and unasserted labor claims. Tax contingencies are mainly related to unasserted claims in the jurisdictions where we operate regarding VAT or other taxes. While we believe that the assumptions and estimates used to determine contingent liabilities are reasonable, the ultimate outcome of these matters cannot presently be determined.
Tax Audits
We are involved in various tax matters, with respect to some of which the outcome is uncertain. We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first interim period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. See Note 20 for details.

The accompanying notes are an integral part of these consolidated financial statements.
F-7
5

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Matters related to VAT in Argentina
In October 2021, the tax authority in Argentina notified us that our application of value-added taxes (“VAT”) to certain of our international air transactions was being challenged.
While we believe we have complied with all applicable tax laws, rules and regulations in the relevant jurisdiction, the tax authority may determine that we owe additional VAT. As of the date of these consolidated financial statements, we have not received any assessment, inquiry, audit, or any other form of claim on our application of VAT. We have not recorded any liability in connection with this matter. As of the date of these consolidated financial statements, it is unclear what further actions, if any, the tax authority will take with respect to the VAT. Such actions could include initiating an investigation, assessing additional taxes and/or imposing interest, fines, penalties or criminal proceedings.
At this point, we are not able to reasonably estimate a loss or a range of loss because there are significant factual and legal questions yet to be determined.

23.	Related party transactions
Balances and operations with Expedia
Expedia, Inc. (“Expedia”), a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company.
We are a party to an outsourcing agreement with Expedia pursuant to which Expedia has the exclusive right to provide lodging reservations for countries outside of Latin America offered through our platforms. Under the agreement, we may contract 10% of lodging inventory directly without using Expedia. The agreement automatically renews every year. The agreement provides for a $125,000 termination fee if we fail to reach certain minimum marketing fee thresholds during specified periods. Due to the effects of the
COVID-19
pandemic on our bookings levels, in August 2020, Expedia waived its termination rights relating to the minimum marketing fee thresholds through December 31, 2021. The waiver of Expedia’s termination rights has expired in accordance with its terms, and we believe we have resumed compliance with the minimum booking requirements.
Expedia may also unilaterally terminate the agreement in the event of a change of control of the Company. And as from

July 18, 2023
, we may unilaterally terminate the agreement upon payment of a $
125,000
termination fee.
We are also a party to another outsourcing agreement with Expedia pursuant to which we are required to make our hotel reservations inventory available to certain affiliates of Expedia. The agreement automatically renews every year.
Under the agreements, we maintained (i) a receivable position of $20,172 and $8,174 recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2021 and 2020, respectively, and (ii) a payable position of $34,772 and $19,351 recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2021 and 2020, respectively. We generated revenue of $19,205, $7,066 and $38,760 for the years ended December 31, 2021, 2020 and 2019, respectively, representing 6%, 5% and 7% of our total consolidated revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-7
6

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

24.	Fair value measurements
Items measured at fair value on a recurring basis
Financial assets and liabilities carried at fair value at December 31, 2021 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$41,830	$—	$—	$41,830
Time deposits	22,674	—	—	22,674
Other assets
Foreign currency forwards	—	1,604	—	1,604

Total assets at fair value	$64,504	$1,604	$—	$66,108
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(2,924)	$(2,924)
Foreign currency forwards	—	(68)	—	(68)

Total liabilities at fair value	$—	$(68)	$(2,924)	$(2,992)
Financial assets and liabilities carried at fair value at December 31, 2020 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$88,061	$—	$—	$88,061
Time deposits	45,031	—	—	45,031
Other assets
Foreign currency forwards	—	1,157	—	1,157

Total assets at fair value	$133,092	$1,157	$—	$134,249
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(3,765)	$(3,765)

Total liabilities at fair value	$—	$—	$(3,765)	$(3,765)
We value our derivative instruments using pricing models. Pricing models consider the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and foreign currency exchange rates. Derivatives are considered “Level 2” fair value measurements. Our derivative instruments are typically short-term in nature.

The accompanying notes are an integral part of these consolidated financial statements.
F-7
7

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
As of December 31, 2021 and 2020, our cash and cash equivalents consisted primarily of term deposits with maturities of three months or less, money market funds and bank account balances.
Items measured at fair value on a
non-recurring
basis
Our
non-financial
assets, such as goodwill, indefinite and definite-lived intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value only when an impairment charge is recognized, or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.
Goodwill:
During 2021, we recognized goodwill impairment charges of $161 and $1,093 related to the Viajes Falabella Argentina reporting units within the Air and Hotels, Packages and Other Travel Products segments, respectively. In addition, during 2021, we recognized a goodwill impairment charge of $2,960 related to the Mexico’s business-to-business
reporting unit within the Hotels, Packages and Other Travel Products segment. In 2020, we recognized a goodwill impairment charge of $593 related to the Viajes Falabella Argentina reporting unit within the Air segment. During 2019, we had no impairments of goodwill. See Note 14 for further details.
Definite-lived intangible assets:
During 2021, we recognized impairment charges of $892 related to certain customer relationships assets related to Best Day in Mexico and Viajes Falabella in Peru. During 2020, we recognized impairment charges of $1,053 related to Viajes Falabella Argentina, Peru, Chile and Colombia customer relationship assets. The assets, classified as Level 3 measurements, were written down based on valuation using the Income Approach, specifically the Multi-Period Excess Earnings Method, which includes unobservable inputs, including projected revenues, costs and expenses, contributory asset charges (i.e., fixed assets, working capital and assembled workforce), and discount rate. During 2019, we had no impairments of definite-lived intangible assets. See Note 13 for further details.

The accompanying notes are an integral part of these consolidated financial statements.
F-7
8

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

25.	Losses per share
The following table presents our basic and diluted losses per share for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Net loss for the year	$(105,865)	$(142,869)	$(20,910)
Less: Net loss attributable to redeemable non-controlling interest	1,237	282	—

Net loss for the year attributable to Despegar.com, Corp.	$(104,628)	$(142,587)	$(20,910)

Accretion of redeemable non-controlling interest	(1,355)	(78)	—
Accretion of Series A non-convertible preferred shares	(10,600)	(2,831)	—
Accrual of cumulative dividends of Series A non-convertible preferred shares	(15,251)	(4,212)	—
Accrual of dividends of Series B convertible preferred shares	(2,000)	(553)	—

Net loss for the year attributable to Despegar.com, Corp. common shareholders	$(133,834)	$(150,261)	$(20,910)

Numerator of basic and diluted losses per share	$(133,834)	$(150,261)	$(20,910)

Weighted average common shares outstanding—basic and diluted	81,625	73,001	69,465
Denominator of basic and diluted losses per share	81,625	73,001	69,465

Basic and diluted losses per share	$(1.64)	$(2.06)	$(0.30)
For the year ended December 31, 2021, we excluded 1,129 of outstanding stock awards and 5,405 convertible preferred stock from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
For the year ended December 31, 2020, we excluded 1,680 of outstanding stock awards and 5,405 convertible preferred stock from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
For the year ended December 31, 2019, we excluded 1,150 of outstanding stock awards from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
Basic and diluted earnings per share is presented using the
two-class
method required for participating securities. We consider that our Series B preferred stock to be participating securities and, in accordance with the two-class
method, earnings allocated to participating securities and the related number of outstanding shares of participating securities are excluded from the computation of basic and diluted net loss per common share. If a dividend is paid on common stock, the holders of Series B preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted
basis). As the holders of our Series B preferred stock do not have contractual obligation to share in the losses of the Company, the net loss attributable to common shareholders for each period is not allocated between common stock and participating securities. Accordingly, preferred stock is excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.

The accompanying notes are an integral part of these consolidated financial statements.
F-
79

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

26.	Shareholders’ (deficit) / equity and mezzanine equity
In connection with our issuances of
non-convertible
redeemable Series A preferred shares and warrants to L Catterton Latin America III, L.P., and convertible redeemable Series B preferred shares to Waha LATAM Investments Limited, on September 18, 2020, we amended our Memorandum of Association and Articles of Association to establish the terms of the Series A Preferred Shares and Series B Preferred Shares. See Note 6 for a description of the terms of the Series A Preferred Shares and Series B Preferred Shares.
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
The Series A Preferred Shares are classified within the mezzanine equity section on our consolidated balance sheets due to the provisions that could cause the equity to be redeemable at the option of the holder. The Series B Preferred Shares are classified within the mezzanine equity section on our consolidated balance sheets due to the provisions that cause the equity to be redeemable upon the occurrence of a change of control.
As of December 31, 2021, and 2020, we have no preferred stock outstanding as part of our shareholders’ equity.
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
We classified our warrants in our shareholders’ equity and are included in our consolidated balance sheets within “Additional paid-in
capital”. As of December 31, 2021, no warrants were exercised.
Treasury Stock
As of both December 31, 2021 and 2020, our treasury stock was comprised of 5,008,307 shares of common stock amounting to $68,267.

The accompanying notes are an integral part of these consolidated financial statements.
F-
80

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Share Repurchases
During the year ended December 31, 2019, our Board of Directors approved share repurchase programs under which we were authorized to repurchase up to $75,000 and $100,000 of common stock, respectively, and were active for a period of one year as from their respective authorization dates. Under these share repurchases, we could complete the repurchases through a variety of methods, including in the open market, a
10b5-1
program and through privately negotiated transactions. The timing and number of common stocks repurchased depended on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. We were not obligated to purchase any specific number of common stock and the share repurchase program may be suspended, terminated or modified at any time for any reason. We have no share repurchase program outstanding as of December 31, 2021 and 2020.
Shares repurchased under these authorized programs were as follows:

	Year ended December 31,
	2021	2020	2019
Number of shares repurchased	—	—	3,463,832
Average price per share	$—	$—	$12.17

Total cost of repurchases (1)	$—	$—	$42,167

(1)	Amount excludes transaction costs.
Dividends on our Common Stock
During the years ended December 31, 2021, 2020 and 2019, we neither declared nor paid any dividends on our common stock.
Dividends on our Mezzanine-classified Preferred Stock
On March 31, 2021, we paid $7,972 in dividends to our Series A preferred shareholders. In September 2021, we did not pay dividends in cash but instead were accrued and accumulated. We did not pay dividends to our Series A preferred shareholders in 2020.
During the years ended December 31, 2021 and 2020, we paid $2,000 and $553 in dividends to our Series B preferred shareholders, respectively.
Accumulated Other Comprehensive Income / (Loss)
The balance of accumulated other comprehensive income / (loss) as of December 31, 2021, 2020 and 2019 was comprised of foreign currency translation adjustments. These translation adjustments include foreign currency translation losses for the years ended December 31, 2021, 2020 and 2019 of $5,485, $13,190 and $2,441, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-
81

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

27.	Financial results, net
The following table presents the components of financial results, net:

	Year ended December 31,
	2021	2020	2019
Foreign exchange (losses) / gains	$(4,509)	$11,131	$(6,982)
(Losses) / gains on derivative financial instruments	(1,096)	10,648	3,648
Interest income	5,972	3,857	7,944
Interest expense	(5,686)	(5,471)	(5,767)
Factoring expense	(5,382)	(2,194)	(15,379)
Bank expenses	(278)	(1,371)	(481)
Others	772	(3,690)	(198)

Total financial results, net	$(10,207)	$12,910	$(17,215)

28.	Stock-based compensation
Our employee stock options consist of service-based awards. The majority of our stock options vest over 6 years. During the year ended December 31, 2021, we issued restricted stock units (“RSUs”) as our primary form of stock-based compensation, which consist of service-based awards and typically vest 33% or 25% after one year and will then vest quarterly over the following three or four years, respectively, but may accelerate in certain circumstances.
The following table presents a summary of our RSU activity:

	RSUs (in number of shares)	Weighted average grant-date fair value
Balance as of January 1, 2019	1,319,971	$12.33
Granted	340,565	$11.49
Vested	(362,577)	$12.23
Cancelled	(148,215)	$12.64

Balance as of December 31, 2019	1,149,744	$12.08
Granted	1,409,680	$7.89
Vested	(419,367)	$10.95
Cancelled	(460,851)	$10.32

Balance as of December 31, 2020	1,679,206	$9.33
Granted	723,908	$12.56
Vested	(1,001,635)	$12.12
Cancelled	(136,776)	$10.49

Balance as of December 31, 2021	1,264,703	$9.60
The total market value of shares vested during the years ended December 31, 2021, 2020 and 2019 was $12,138, $3,648 and $5,707, respectively.

The accompanying notes are an integral part of these consolidated financial statements.
F-
82

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

The following table presents a summary of our stock option activity:

	Options (in number of shares)	Weighted average exercise price	Remaining contractual life (in years)	Aggregate intrinsic value
Balance as of January 1, 2019	2,792,361	$17.50	—	—
Granted	225,903	$17.50	—	—
Exercised	(44,096)	$12.00	—	—
Forfeited / Cancelled	(436,280)	$17.50	—	—

Balance as of December 31, 2019	2,537,888	$17.50	—	—
Exercised	(33,133)	$11.31	—	—
Forfeited / Cancelled	(1,685,242)	$17.05	—	—

Balance as of December 31, 2020	819,513	$9.11	—	$—
Exercised	(145,485)	$11.00	—	—
Forfeited / Cancelled	(46,272)	$12.40	—	—

Balance as of December 31, 2021	627,756	$14.00	1	$9.79
Exercisable as of December 31, 2021	48,427	$14.00	1	$1.04
Vested and expected to vest after December 31, 2021	627,756	$14.00	1	$1.75
The aggregate intrinsic value of outstanding options shown in the stock option activity table above represents the total pretax intrinsic value at December 31, 2021, based on our closing stock price of $9.79. The total intrinsic value of stock options exercised was $6,146, $10,498 and $34,211 for the years ended December 31, 2021, 2020 and 2019, respectively.
We did not grant options during the years ended December 31, 2021 and 2020. The fair value of stock options granted during the year ended December 31, 2019 was estimated at the date of grant using appropriate valuation techniques, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

2019
Risk-free interest rate	1.95%
Expected volatility	39.21%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$2.91
During the years ended December 31, 2021, 2020 and 2019, we recognized total stock-based compensation expense of $12,338, $7,312 and $11,686, respectively, within “General and administrative” expenses in our consolidated statements of operations.
Cash received from stock-based award exercises for the years ended December 31, 2021, 2020 and 2019 was $889, $370 and $564, respectively.
As of December 31, 2021, there was $23,722 of unrecognized stock-based compensation expense related to unvested stock-based awards, which is expected to be recognized in expense over a weighted-average period of 3 years.

The accompanying notes are an integral part of these consolidated financial statements.
F-
83

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

As of December 31, 2021 and 2020, we had 1,892,459 and 1,919,099 shares of common stock reserved for new stock-based awards, respectively. We issue new shares to satisfy the exercise or release of stock-based awards.

29.	Leases
We have operating leases for office space, customer centers and a fleet of dedicated vans. Our leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within one year.
As of December 31, 2021, our weighted-average discount rate and weighted-average remaining lease term were approximately 7% and 2 to 8 years, respectively. As of December 31, 2020, our weighted-average discount rate and weighted-average remaining lease term were approximately 6% and 2 to 12 years, respectively.
We had no finance leases as of any of years presented. We had not entered into leases that had not yet commenced as of any of the years presented.
As a result of the impact of
COVID-19
to the travel industry and our business and results of operations, during 2020, we renegotiated some of our lease contracts which included anticipated termination, payment forgiveness and deferral of payments, and in some cases the negotiation is still open to new amendments as new events evolve.
Supplemental cash flow information related to leases were as follows:

	Year ended December 31
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	$7,702	$10,348
As of December 31, 2021, the operating lease liabilities will mature over the following periods:

As of December 31, 2021
2022	$7,195
2023	6,019
2024	4,656
2025	3,651
2026	3,596
2027 and thereafter	11,194

Total remaining lease payments	$36,311
Less: Imputed interest	(8,436)

Total operating lease liabilities:	$27,875

Current operating lease liability	6,938
Non-current operating lease liability	$20,937

The accompanying notes are an integral part of these consolidated financial statements.
F-
84

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

Operating lease costs were $7,702, $10,348 and $6,748 for the years ended December 31, 2021, 2020 and 2019, respectively.
Lease Agreements
We have operating leases outstanding for office space in Mexico with Inmobiliaria Buenaventuras, S.A. de C.V., an entity related to JBA, a member of the board of our subsidiary, Viajes Beda.
As of December 31, 2021 and 2020, our weighted-average discount rate under these agreements was approximately 5.3% and 5.1%, respectively, and the weighted average remaining lease term under these agreements was approximately 3 years. Operating lease costs under these agreements were $235 and $1,071 for the years ended December 31, 2021 and 2020, respectively.
Supplemental consolidated balance sheet information related to these lease agreements were as follows:

As of December 31, 2021
Operating lease right-of-use assets	$235

Current lease liabilities	107
Non-current lease liabilities	128

Total operating lease liabilities	$235

30.	Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts:

	Balance, beginning of year	Charges to earnings	Charges to other accounts (1)	Deductions	Balance, end of year
2019
Allowance for credit expected losses	$2,065	$4,294	$(104)	$(3,050)	$3,205
Allowance for cancellations	$1,361	$980	$(355)	$—	$1,986
Other reserves (2)	$2,661	$7,216	$30	$(7,316)	$2,591
2020
Allowance for credit expected losses	$3,205	$12,270	$2,689	$(7,369)	$10,795
Allowance for cancellations	$1,986	$14,182	$(854)	$(302)	$15,012
Other reserves (2)	$2,591	$5,858	$(28)	$(7,856)	$565
2021
Allowance for credit expected losses	$10,795	$11,713	$(1,057)	$(8,476)	$12,975
Allowance for cancellations	$15,012	$6,117	$69	$(1,982)	$19,216
Other reserves (2)	$565	$7,073	$(43)	$(5,323)	$2,272

(1)	Charges to other accounts primarily relate to net translation adjustments.
(2)	Other reserves primarily include our accrual of the cost associated with purchases made on our website related to the use of fraudulent credit cards charged-back due to payment disputes.

The accompanying notes are an integral part of these consolidated financial statements.
F-8
5

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(in thousands of U.S. dollars, except per share data in U.S. dollars)

31.	Subsequent events
Redemption of
non-controlling
interest
On January 31, 2022, we redeemed the
non-controlling
interest in Koin for $3,200. The amount is payable in eight equal consecutive installments ending on August 31, 2022. As of the date of these consolidated financial statements, we paid four installments amounting to $1,600. We account for changes in ownership interests that do not result in loss of control as equity transactions. Any difference between the amount of the non-controlling
interest and the fair value of the consideration paid is recognized directly in equity and attributed to the parent.
Agreement to acquire an interest in Stays Brasil Tecnologia e Informática Ltda. (“Stays”)
On January 13, 2022, we reached an agreement to acquire a 51% ownership interest in Stays, Brazil’s leading vacation rental channel manager for a total purchase price of Reais 15,650,000 (equivalent to approximately $3,100). Stays is also a preferred integration partner of alternative accommodations for leading international booking platforms. The closing of the acquisition is subject to customary closing conditions. We expect closing of the transaction during the second quarter of 2022.
Payment of dividends to preferred shareholders
On March
25
, 2022, we paid $15,375 of accumulated dividends to our Series A preferred shareholders and $493 of accumulated dividends to our Series B preferred shareholders.

The accompanying notes are an integral part of these consolidated financial statements.
F-8
6