Form 20-F
period 2022-12-31
Despegar.com, Corp.
filed 2023-04-27
CIK 1703141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38209
_________________________
Despegar.com, Corp.
(Exact Name of Registrant as Specified in its charter)
_________________________
N/A
(Translation of Registrant’s name into English)
British Virgin Islands
(Jurisdiction of Incorporation or Organization)
Avenida Jujuy 2013
Ciudad Autónoma de Buenos Aires, Argentina C1247ABI
Telephone: +54 11 5173-3702

(Address of principal executive offices)
Monica Alexandra Soares da Silva, General Counsel
Avenida Jujuy 2013
Ciudad Autónoma de Buenos Aires, Argentina C1247ABI
Telephone: +54 11 5173-3702
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_________________________
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
_________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

At December 31, 2022	66,056,445 ordinary shares (excluding ordinary shares held in treasury and warrants)
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Financial Statements

Our consolidated financial information contained in this Annual Report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022, 2021 and 2020 included in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars.

Subsequent to the issuance of our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on April 29, 2022, we identified errors in certain prior period amounts. Accordingly, we have corrected these errors in our consolidated financial statements and related notes as of and for the year ended December 31, 2022. We have evaluated the materiality of these errors based on an analysis of quantitative and qualitative factors and concluded that they are not material to the prior period financial statements, individually or in aggregate. See "Item 5. Operating and Financial Review and Prospects— A. Operating Results— Revision of Previously Filed Consolidated Financial Statements" and Note 2 to our consolidated financial statements.

Segment Information

We determine our operating segments based on how our chief operating decision makers (“CODM”) manage our business, make operating decisions and evaluate operating performance. Effective for our fiscal year 2022, our CODM changed their internal reporting to refine the way they view our financial services business and its interaction with our travel business. Additionally, we started allocating certain expenses to our segments which were previously considered part of our corporate structure and were unallocated. These changes resulted in revisions to the financial information provided to the CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. Accordingly, we changed our segment reporting under ASC 280 “Segment Reporting” to report three reportable segments: “Air”, “Packages, Hotels and Other Travel Products” and “Financial Services”. We have recast previously reported segment financial information for our 2020 and 2021 fiscal years in our audited consolidated financial statements as of December 31, 2022 and 2021 and for the fiscal years ended December 31, 2022, 2021 and 2020 included in this Annual Report to reflect our new reportable segments’ structure.

For our fiscal year 2022, we revised the presentation of credit loss expense in our consolidated statements of operations. Previously, we classified credit loss expense within general and administrative expenses. In line with the increasing significance of our financial services business and the impact of its credit loss expense to our consolidated operations, we determined that the credit loss expense would be more appropriately reflected in the financial statement line item cost of revenue. We reclassified our entire credit loss expense in the previous financial statements included in this Annual Report to be comparable with our current presentation. For more information, see Note 2 to our consolidated financial statements.

Adjusted Segment EBITDA

For all our segments, our primary operating performance measure is Adjusted Segment EBITDA. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe Adjusted Segment EBITDA reflects current core operating performance of each segment and provides an indicator of each segment’s ability to generate cash.
We calculate Adjusted Segment EBITDA, with respect to each segment, as our net loss for the year adjusted for (1) provision for income taxes; (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring and reorganization charges. See Note 22 to our consolidated financial statements for our Adjusted Segment EBITDA and segment information.

Non-GAAP Financial Information

This Annual Report includes certain references to Consolidated Adjusted EBITDA, a non-GAAP financial measure. We calculate Consolidated Adjusted EBITDA as net loss for the year adjusted for (1) provision for income taxes; (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring and reorganization charges. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Operating and Financial Metrics” for a reconciliation of Consolidated Adjusted EBITDA to net loss. Consolidated Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Consolidated Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.
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
Certain Operating Measures
This Annual Report includes certain references to the number of travel customers, the number of transactions and gross bookings and total payment volume, which are operating measures. Starting for the year ended December 31, 2022, we have revised how we calculate our number of travel customers to reflect, during a given period, the number of customers who purchased and finalized payment for one or more of our travel products. Prior year information has been revised to conform to current year presentation. We define the number of transactions as the total number of travel customer orders completed on our platform or financing merchant customers (excluding Decolar) of the "Buy Now, Pay Later" solution during a given period. We define gross bookings as the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period related to our travel business. We define total payment volume as the US dollar loan volume processed by our financial services business during a given period. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Operating and Financial Metrics.”
Currency Presentation
In this Annual Report, references to “dollars” and “$” are to the currency of the United States, references to “Brazilian real,” “Brazilian reais ” and “R$” are to the currency of Brazil, references to “Mexican peso” and “MX$” are to the currency of Mexico and references to “Argentine pesos” and “AR$” are to the currency of Argentina.
Rounding
Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations or percentages of the figures that precede them.
Trademarks
Our key trademarks are “Despegar”, “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “BD Experience”, “HotelDo”, "Viajanet", "Stays" and “Koin”. Other trademarks or service marks appearing in this Annual Report are the property of their respective holders. Solely for the convenience of the reader, we refer to our brands in this Annual Report without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.
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
ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the principal risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this Annual Report for a detailed description of these and other risks.
•The COVID-19 pandemic disrupted the global economy and travel industry and, consequently, adversely affected our business, results of operations and cash flows.
•We are subject to the risks generally associated with doing business in Latin America.

•General declines or disruptions in the travel industry may adversely affect our business and results of operations.
•Our business and results of operations could be adversely affected by macroeconomic and political conditions.
•If we are unable to maintain or increase consumer traffic to our sites and our conversion rates, our business and results of operations may be harmed.
•We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations.
•If we are unable to maintain existing, and establish new arrangements with travel suppliers, our business may be adversely affected.
•We rely on the value of our brands, and any failure to maintain or enhance consumer awareness of our brands could adversely affect our business and results of operations.
•We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could adversely affect our business.
•Some of our airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other compensation they pay to us for the sale of airline tickets, which could adversely affect our business and results of operations.
•Our business and results of operations could be adversely affected when one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations.
•Any system interruption, security breaches, or lack of sufficient redundancy in our information systems may harm our businesses.
•We are subject to payments-related fraud risks.
•Our ability to attract, train and retain executives and other qualified employees, particularly highly-skilled IT professionals, is critical to our business and future growth.
•We rely on third-party systems and service providers and any disruption or adverse change in their businesses could have a material adverse effect on our business.
•Our business depends on the availability of credit cards and financing options for consumers.
•We rely on banks or payment processors to collect payments from travel customers and facilitate payments to suppliers, and changes to credit card association fees, rules or practices may adversely affect our business.
•Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.
•Our business depends on the continued growth of e-commerce and the availability and reliability of the internet in Latin America.
•Growth of e-commerce transactions in Latin America may be impeded by the lack of secure payment methods.
•Our future success depends on our ability to expand and adapt our operations in a cost-effective and timely manner.
•Acquisitions could present risks and disrupt our ongoing business.
•Our financial services business exposes us to additional risks and we may not be successful in growing the business.
•Inadequate credit analysis may adversely affect our financial services business.
•If our collection efforts on delinquent loans in our financial services business are ineffective or unsuccessful, the performance of the loans would be adversely affected.
•Changes in market interest rates could have an adverse effect on financial service business.
•We rely on funding sources to support our financial services business.
•Application of existing tax laws or regulations is subject to interpretation by taxing authorities, we are routinely audited by tax authorities and we are subject to potential tax, labor and social security contingencies and tax liabilities related to uncertain tax positions.
•Internet regulation in the countries where we operate is scarce, and several legal issues related to the internet are uncertain.
•We process, store and use personal information, card payment information and other consumer data, which subjects us to risks stemming from possible failure to comply with governmental regulation and other legal obligations.
•Amendment to existing tax laws or regulations or enactment of new unfavorable tax laws or regulations could adversely affect our business and results of operations.
•We are, and may be in the future, involved in various legal proceedings, the outcomes of which could adversely affect our business and results of operations.

•We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.
•Increased labor costs, compliance with labor laws and regulations and failure to maintain good relations with labor unions may adversely affect our results of operations.
•A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, results of operations or business growth.
•Complaints from travel customers or negative publicity about our services can diminish consumer confidence and adversely affect our business.
•Consumer adoption and use of mobile devices creates new challenges.
•We rely on Expedia for substantially all of the hotel and other lodging products that we offer for all countries outside Latin America.
•We may experience constraints in our liquidity and may be unable to access capital when necessary or desirable, either of which could adversely affect our financial condition.

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

Risks Related to Our Business

The COVID-19 pandemic disrupted the global economy and travel industry and, consequently, adversely affected our business, results of operations and cash flows.

The outbreak of COVID-19 in 2020 disrupted worldwide economic activity and –in particular– the travel industry. Countries around the world, including across Latin America, adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines, vaccination mandates and similar actions. As a result, global travel demand declined significantly and, consequently, resulted in a material adverse effect in our business, results of operations and cash flows.

With the availability of vaccines and increasing familiarity with the virus, as well as the evolution of milder COVID-19 variants, most COVID-19 related travel restrictions have been lifted, and countries around the world have reopened their borders for foreign travel. However, a resurgence of new variants of the virus could have a significant impact on the global economy and travel industry in the future. Overall, the full duration and impact of the COVID-19 pandemic remains uncertain, and it is difficult to predict how the recovery will continue to unfold with respect to the travel industry and our business, going forward.

The pandemic impeded global economic activity for an extended period and could impact the economy in the future. The pandemic led to a significant decrease in per capita income and disposable income, increased and sustained unemployment, and a decline in consumer confidence, all of which significantly reduced discretionary spending by individuals and businesses on travel. In turn, these effects negatively impacted demand for travel services. While the global economy recovered during 2021 and 2022, and in 2022 we experienced a significant recovery in travel demand, we cannot predict how the pandemic will affect the travel industry and our business in the long term.

As an intermediary in the travel industry, a significant portion of our revenue is affected by the operations of our travel suppliers. The effects of the pandemic and governments’ measures forced many travel suppliers to reduce operations and to seek government support in order to maintain their businesses. The suspension or termination of services by major travel suppliers, in particular airlines, negatively impacts the products we can offer to our travel customers. We cannot predict the long-term effects of the COVID-19 pandemic on our travel suppliers or the ways that the pandemic may fundamentally alter the travel industry. In particular, we may need to adjust to a travel industry with fewer and different suppliers as well as structural changes to certain types of travel.

Additionally, as a result of the COVID-19 pandemic, an increasing number of our employees have been working remotely. Employing a remote work environment could affect employee productivity, including due to a lower level of employee oversight, distractions caused by the pandemic and its impact on daily life, health conditions or illnesses, disruptions due to caregiving or childcare obligations or slower or unreliable internet access. If our productivity is impacted as a result of the transition, we may incur additional costs to address such issues and our financial condition and results may be adversely impacted.

While we have undertaken actions to mitigate the effects of COVID-19 on our business, our cost-savings activities may lead to disruptions in our business, inability to enhance or preserve our brand awareness, reduced employee morale and productivity, increased attrition, and problems retaining existing and recruiting future employees.

A resurgence in the spread of new variants of COVID-19, or the emergence of new pandemics, or even widespread fear of contagious diseases, could impact economic activity and travel and, consequently, could adversely affect our business in the future.

We are subject to the risks generally associated with doing business in Latin America.

Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have a significant number of transactions from Brazil, Mexico and Argentina as well as other Latin American countries. In 2022 Brazil accounted for 35% of our total number of transactions, Mexico accounted for 20% of our total number of transactions and Argentina accounted for 14% of our total number of transactions. For more information, see “—Risks Related to Latin America.”

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

Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•health-related risks, such as pandemics;
•terrorist attacks or threats of terrorist attacks or wars;
•fluctuations in currency exchange rates;
•increased prices in the airline ticketing, hotel, or other travel-related sectors;
•significant changes in oil prices; travel-related strikes or labor unrest, bankruptcies or liquidations;
•travel-related accidents or the grounding of aircraft due to safety or other concerns;
•political unrest and geopolitical conflicts;
•high levels of crime;
•natural disasters or severe weather conditions, including volcanic eruptions, hurricanes, flooding or earthquakes;
•changes in immigration policy; and
•travel restrictions or other security procedures implemented in connection with any major events, particularly those that affect travel by Latin Americans within their respective countries, across the region and outbound from the region to the rest of the world.

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

Our business and results of operations could be adversely affected by macroeconomic and political conditions.

Our results of operations are affected by global macroeconomic and political conditions, including inflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Global macroeconomic and political conditions may also materially affect travel suppliers and travelers. The ongoing conflict in Ukraine and the imposition of broad economic sanctions on Russia, for example, could raise energy prices again, disrupt global markets and, generally, have a negative impact on the global economic and political conditions in the future.

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

We incurred significant net losses, operating losses and negative operating cash flows, and may experience losses in the future.

As a result of the COVID-19 pandemic, we incurred significant losses which increased our accumulated losses to $643.3 million and our shareholders’ deficit to $127.2 million as of December 31, 2022. In 2022, 2021 and 2020, we incurred net losses of $68.5 million, $105.9 million and $142.9 million, and operating losses of $1.8 million, $95.9 million and $177.2 million, respectively. During 2020 and 2021, we had negative operating cash flows of $118.3 million and $36.5 million, respectively, although we experienced positive operating cash flows of $36.7 million during 2022.

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

Additionally, some of our services and marketing activities rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns, to better understand our users’ preferences and to detect and prevent fraudulent activity. Users however can block or delete cookies through their browsers or “ad blocking” software or apps.

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

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines, global distribution system (GDS), service providers, hotels, hotel consolidators and destination services companies, car rental companies, bus operators, cruise companies and travel assistance providers, as well as our ability to establish and maintain relationships with new travel suppliers. In addition, the hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us substantially all by affiliates of Expedia, and Expedia is the preferred provider to us of hotel and other lodging products in Latin America, pursuant to a lodging outsourcing agreement (the “Expedia Outsourcing Agreement”). For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions— Relationship with Expedia.” Adverse changes in key arrangements with our suppliers, including an inability of any key travel supplier to fulfill its payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations.

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

The suspension or termination of services by major travel suppliers, in particular airlines, may affect the products we can offer to our travel customers. Furthermore, in certain of the countries in which we operate, we could potentially be liable for suspended or terminated bookings in the event of bankruptcy by the airline or other travel service provider.

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

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. We devote significant resources to network security, monitoring and testing, employee training, and other security measures, but we cannot assure you that these measures will prevent all possible security breaches or attacks that could cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyber insurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause travel customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance.

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
The specialized skills we require can be difficult, time-consuming, and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. Competition for these personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate, train, retain, motivate and manage sufficiently qualified personnel. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees.

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

If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

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

In November 2021, the Central Bank in Argentina enacted Resolution 7407 which imposes restrictions on consumers’
ability to use credit card installment plans to finance international travel products and services, including air tickets, hotels and tourism services. These restrictions currently remain in place and we cannot predict if authorities will implement any other restrictions.

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

Consumer confidence can be adversely affected by incidents of fraud and security breaches, including generally in the marketplace, which is beyond our control. Moreover, although we are certified under the Payment Card Industry Data Security Standards, most of our suppliers with which we share information are not. The continued growth of e-commerce in the region will depend on consumers’ confidence in the safety of online payment methods.

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

Our success in implementing our growth strategies could be affected by:

•our ability to attract travel customers in a cost-effective manner, including in markets where we have lower brand awareness or operational history;
•our ability to improve the competitiveness of our product offerings including by expanding the number of suppliers and negotiating fares and rates with existing and potential suppliers;
•our ability to market and cross-sell our travel services and products to facilitate the expansion of our business;
•our ability to compete effectively with existing and new entrants to the Latin American travel industry;
•our ability to expand and promote our mobile platform;
•our ability to build required technology;
•our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;
•the general condition of the global economy (particularly in Latin America) and continued growth in demand for travel services, particularly online;
•the growth of the internet and mobile technology as a medium for commerce in Latin America; and
•changes in the regulatory environments where we operate.

Many of these factors are beyond our control and we cannot assure you that we will succeed in implementing our strategies. Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenue and profitability.

Acquisitions could present risks and disrupt our ongoing business.

We consider and evaluate acquisitions of, or significant investments in, complementary businesses as part of our business strategy. Acquisitions involve numerous risks, and any acquisition could have a material adverse effect on our business, financial condition and results of operations. In October 2020, we completed the acquisition of Viajes Beda, S.A. de C.V. (“Best Day”), a leading travel agency in Mexico, with business in Argentina, Colombia, Chile, Brazil, Uruguay, the Dominican Republic and the United States. In August 2020, we acquired an 84% equity stake in Koin Administradora de Cartões e Meios de Pagamentos S.A. (“Koin”), a Brazilian online payment platform and in January 31, 2022, we acquired the remaining 16% equity stake in Koin. On June 1, 2022, we acquired TVLX Viagens e Turismo S.A. ("Viajanet"), one of the leading online travel agencies in Brazil. On July 1, 2022, we completed the acquisition of a 51% ownership stake in Stays.net ("Stays"), Brazil’s leading vacation rental channel manager.

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

Our financial services business exposes us to additional risks and we may not be successful in growing the business.

We acquired a majority equity stake in Koin in August 2020 and acquired the remaining equity stake in January 2022. Koin is a financial services company currently focused on digital payments and credit primarily in Brazil. Part of our strategy is to grow Koin’s business in Brazil and to expand its business into other markets in Latin America. Our financial services business involves additional risks not generally associated with our risks of operations, including:

•measuring and limiting credit risk adequately, in particular given that the typical "Buy Now, Pay Later" users are individuals with limited access to traditional financial services;
•managing for and limiting payment defaults;
•collectability of the loan portfolio is susceptible to changes in economic and market conditions;
•reliance on the availability of favorable financing;
•greater exposure to fraud-related risks, including identity theft and payment fraud; and
•additional compliance with legal obligations related to data privacy, data protection and information and cybersecurity.

We may not be successful in growing our financial services business, including if we are not able to adequately manage these risks.

Inadequate credit analysis may adversely affect our financial services business.

One of the payment methods we accept is the "Buy Now, Pay Later" option which is supported by our subsidiary Koin. The credit analysis of our customers' financial condition is based on Koin's proprietary risk model that uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators which are combined in a risk matrix. Koin's risk model includes a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment. We could suffer losses due to developments that are contrary to our expectations based on incorrect assumptions used for credit calculations, including with respect to a customer's credit profile as well as with respect to macroeconomic conditions. Furthermore, the customers that we target with our "Buy Now, Pay Later" option tend to have limited credit histories and may be particularly susceptible to economic downturns. Therefore, our predictions about the repayment capacity and behavior of these customers is particularly difficult.

Although we reassess the adequacy of our credit analysis from time to time, we cannot accurately determine whether our customers will pay according to our expectations. If our customers are not able to make the committed future payments, our results of operations may be adversely affected.

If our collection efforts on delinquent loans in our financial services business are ineffective or unsuccessful, the performance of the loans would be adversely affected.

Our ability to collect on loans in our financial services business is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, or personal bankruptcy. Furthermore, the application of various laws, including bankruptcy and debtor relief laws, may limit the amount that can be recovered on the loans. It is possible that a higher percentage of customers will seek protection under bankruptcy or debtor relief laws as a result of the current inflationary environment, the possibility of a recession and market volatility. Federal, state, or other restrictions could impair our ability to collect amounts owed and due on the loans facilitated through our platform, reduce income received from the loans facilitated through our platform, or negatively affect our ability to comply with our current financing arrangements or obtain financing with respect to the loans facilitated through our platform. In the event that initial attempts to contact a consumer are unsuccessful, certain delinquent loans may be referred to a collection agent that will service the loans using its own servicing platform. Further, if collection action must be taken in respect of a loan, the collection agent may charge additional amounts, which may reduce the amounts of collections that we receive.

Moreover, because our servicing fees in connection with the services we provide depend on the collectability of the loans facilitated through our platform, if there is an unexpected significant increase in the number of customers who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, we will be unable to collect our entire servicing fee for the loans facilitated through our platform for which we act as servicer, and our business, results of operations, financial condition, future prospects, and cash flows could be materially and adversely affected our financial services business. In addition, if a consumer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. As such, our originating bank partners could decide to originate fewer loans through our platform. An increase in defaults precipitated by these risks and uncertainties would adversely affect our financial services.

Changes in market interest rates could have an adverse effect on our financial services business.

The fixed interest rates charged on Koin's "Buy Now, Pay Later" option on the installment payments to our customers are calculated based upon existing and forecasted interest rates at the time of the purchase by the customer. Increases in the market benchmark would result in increases in the interest rates on new purchases. Increased interest rates may adversely impact the spending levels of consumers and their ability and willingness to purchase our products. Higher interest rates often lead to higher payment obligations, which may reduce the ability of customers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults and charge-offs, and decreasing recoveries, all of which would adversely affect our results of operation.

We rely on funding sources to support our financial services business.

If we are unable to enter into new funding arrangements for our financial services business on terms acceptable to us, or at all, the prospects and growth of our financial services business would be adversely affected. To support the financial services model and the growth of our business, we must maintain a variety of funding arrangements.

We cannot assure you that funding arrangements will continue to be available on favorable terms or at all, and our funding strategy may change over time and depends on the availability of such funding arrangements. Disruptions in the credit markets or other factors, such as the current inflationary environment and rising interest rates, could adversely affect the availability, diversity, cost, and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding. The availability and diversity of our funding arrangements depends on various factors and are subject to numerous risks, many of which are outside of our control.

We depend on the accuracy and completeness of information about customers furnished to our financial services business, and any misrepresented information could adversely affect our business.

In evaluating credit risk, Koin relies on the information furnished by our customers, including identification, employment, financial condition and other relevant information. Some of the information regarding customers provided to us is used in proprietary credit scoring models, which we use to determine whether a customer meets the applicable criteria for installment payments. We rely on the accuracy and completeness of that information.

Not all customer information is independently verified. As a result, we rely on the accuracy and completeness of the information provided. If any of the information that is considered in the review process is inaccurate, incorrect or stale, whether intentional or not, and such inaccuracy or error is not detected prior to payment acceptance, the installment payment may have a greater risk of default than expected. Additionally, there is a risk that, following the date of the credit analysis that we obtain and review, a customer may have defaulted on, or become delinquent in the payment of, a pre-existing debt obligation, taken on additional debt, lost his or her job or other sources of income, or experienced other adverse financial events. Where an inaccuracy constitutes fraud or otherwise causes us to incorrectly conclude that a customer meets the applicable criteria, we generally bear the risk of loss associated with the inaccuracy. Any significant increase in inaccuracies or resulting increases in losses would adversely affect our business and results of operations.

Application of existing tax laws or regulations is subject to interpretation by taxing authorities, we are routinely audited by tax authorities and we are subject to potential tax, labor and social security contingencies and tax liabilities related to uncertain tax positions.

The application of income and non-income tax laws and regulations to our products and services, including transfer pricing rules applicable to cross-border operations with related parties or parties in tax havens or subject to privileged fiscal regimes, is subject to interpretation by the applicable taxing authorities across the multiple jurisdictions in which we operate our business. This may contribute to an increase in audit activity and harsher stances by tax authorities. Audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Moreover, we are a party to a number of tax, labor and social security, regulatory and legal matters in the ordinary course of business. We estimate the range of our liability related to contingencies when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates.

As of December 31, 2022, we have recorded reserves in an aggregate amount of $8.8 million to cover for probable losses related to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of our business. Additionally, as of December 31, 2022, we also recorded reserves in an amount of $2.6 million and $27.2 million mainly related to labor and social security and tax contingencies, respectively. Labor and social security contingencies are mainly related to litigation initiated by former employees and unasserted labor claims. Tax contingencies are mainly related to unasserted claims in the jurisdictions where we operate regarding value-added taxes (“VAT”) or other taxes.

We also evaluate other potential contingent matters related to tax, labor and social security, regulatory and legal matters. As of the date of this Annual Report, we estimate possible losses related to these matters for which we have not recorded reserves, as they are not deemed probable, to be approximately in a range between $81.0 million to $154.0 million. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

In October 2021, we became aware that the tax authority in Argentina may have a divergent interpretation of the application of VAT to certain air transactions. As of the date hereof, we have not received any assessment, inquiry, audit, or any other form of claim on our application of VAT. While we believe we have complied with applicable tax laws, rules and regulations, the Argentine tax authority may determine that we owe additional VAT.

We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the income tax provision as appropriate. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given with respect to the final outcome of these matters. As of December 31, 2022, we had established a reserve of $41.9 million for uncertain tax positions. See “Item 4. Information on the Company — Business Overview — Regulations Related to Taxation.”

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
Such inquiries have included investigations and legal proceedings relating to the travel industry and, in particular, parity provisions in contracts between hotels and travel companies, including us, as well as allegations of “geopricing” or “geoblocking practices.” See "Item 4. Information on the Company—Business Overview—Legal Proceedings” for more information. Parity provisions are significant to our business model, and their removal or modification may adversely affect our business, financial condition and results of operations. We are unable at this time to predict the timing or outcome of these various investigations and lawsuits, or similar future investigations or lawsuits, and their impact, if any, on our business and results of operations.

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

Because volume and growth in the number of new travel customers are key drivers of our revenue and profitability, travel customers’ complaints or negative publicity about our customer service could severely diminish consumer confidence and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security can damage relations with our travel customers. To maintain good customer relations, we need prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly, could compromise our ability to handle our travel customer’s complaints effectively. In addition, if we do not handle travel customer complaints effectively, our reputation and brand may suffer and we may lose our travel customers’ confidence.

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

Substantially all hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us by affiliates of Expedia pursuant to the Expedia Outsourcing Agreement. In addition, Expedia is the preferred provider to us of hotel and other lodging products in Latin America. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions— Relationship with Expedia.”

If Expedia’s affiliates cease to provide us with their hotel and other lodging products, we may be unable to offer these products to our users for some time and it might be difficult for us to replace this supply in the short term, which would negatively affect our business, financial condition and results of operations.

Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month period; otherwise, Expedia may require us to pay a $125.0 million termination fee. The agreement allows us to source a limited percentage of our hotel bookings outside of Latin America without Expedia and from certain pre-agreed properties. However, if such transactions exceed the agreed percentage threshold during a six-month period, we may be required to pay compensation to Expedia; and if our non-Expedia sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or a higher agreed percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed the agreed percentage of the minimum bookings set forth therein for any three consecutive months or any three months within a six-month period, then Expedia may require us to pay a $125.0 million termination fee.

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
Although we believe we have a sufficient level of cash and cash equivalents to cover our working capital needs in the ordinary course of business for at least the next twelve months, we may, from time to time, explore additional financing sources and means to improve our liquidity and lower our cost of capital, which could include equity, equity-linked and debt financing and factoring activities. In addition, from time to time, we review acquisition and investment opportunities to further implement our business strategy and may fund these investments with bank financing, the issuance of debt or equity or a combination thereof.

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

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. We generally experience seasonal fluctuations in the demand for our travel services, which affects our revenues in a quarter to quarter basis. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

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

Our business may be adversely affected by climate change.

Climate change could adversely impact our business in the short, medium and long term. Impact may be direct by disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Moreover, we could be indirectly impacted by a change in consumer preferences or as a result of a general perception of travel as an environmental harm.

Additionally, there is uncertainty around the climate-related emerging laws and reporting requirements and the related costs to comply with the emerging regulations, which may be significant.

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, was 4.6% in 2020, 10.1% in 2021 and 5.8% on 2022. In Mexico, the inflation published by the INEGI was 3.2%, 7.4% and 7.8% in 2020, 2021 and 2022 respectively. In Argentina, according to measurements from INDEC of the national consumer price index, cumulative consumer price inflation (Inflacion Acumulada de Precios al Consumo) for 2020 was 36.1%, for 2021 was 50.9% and for 2022 was 94.8%.

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

Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar. For example, the Brazilian real depreciated 29% and 7.3% during 2020 and 2021, respectively, and appreciated 5.2% during 2022; the Mexican peso depreciated 5.2% and 3.1% during 2020 and 2021, respectively, and appreciated 4.9% during 2022; and the Argentine peso depreciated 40.5%, 22.1% and 64.4% during 2020, 2021 and 2022, respectively.

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

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into dollars. For example, Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. Further, exchange controls implemented by the Argentine government control and restrict the ability of companies and individuals to exchange Argentine pesos for foreign currencies and their ability to remit foreign currency out of Argentina. We cannot assure you that the Central Bank of Argentina or other government agencies will not increase those controls or restrictions, or make modifications to these regulations or establish more severe restrictions on currency exchange, which could affect our ability to make payments to foreign creditors or providers, or make dividend payments to foreign shareholders. We cannot assure you that foreign exchange controls in Brazil, Argentina or any other country where we operate, may not reemerge or worsen in the future to prevent capital flight, counter a significant depreciation of the Brazilian real, Argentine peso or other currency, or address other unforeseen circumstances. Additional controls could have a negative effect on the ability of our operating entities in the affected country to access the international credit or capital markets.

As a result of these exchange controls, markets in Argentina developed trading mechanisms in which an entity or individual buys U.S. dollar denominated securities in Argentina (e.g., shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as "Blue Chip Swap Rate"). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2022, 2021 and 2020, the spread of the Blue Chip Swap was 94.2%, 96.8% and 66.7%, respectively. For a discussion of certain foreign exchange regulations applicable to us, see “Item 10. Additional Information — D. Exchange Controls.”

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

The market value of companies like us may be, to varying degrees, affected by economic and market conditions in other global markets. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times.

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

If L. Catterton, Expedia, or other investors acquire or continue to own and control, directly or indirectly, a significant portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Expedia also competes in the global travel industry, and also acts as a supplier to us and certain of our competitors. For a further description of our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 3. Key Information — D. Risk Factors — Risks Related to our Business—We rely on Expedia for substantially all of the hotel and other lodging products that we offer for all countries outside Latin America,” and “Item 16G. Corporate Governance—Differences in Corporate Law.”

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

We are exempt from certain corporate governance requirements of the New York Stock Exchange, by virtue of being a foreign private issuer. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•have a majority of our board of directors be independent;

•have a compensation committee or a nominating or corporate governance committee;
•have regularly scheduled executive sessions with only non-management directors;
•have an executive session of solely independent directors each year; or
•adopt and disclose a code of business conduct and ethics for officers, directors and employees.

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

We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer such as the Annual Report on Form 10-K. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such transition and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

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

During 2022, 2021 and 2020 we granted an aggregate of 622,781, 723,908 and 1,409,680 RSUs to certain of our directors, senior management and other personnel. During 2022, 2021 and 2020, we did not grant any stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.

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

An active or liquid trading market for our ordinary shares may not be maintained and the price of our ordinary shares may fluctuate significantly and your investment may decline in value.

An active, liquid trading market for our ordinary shares may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ordinary shares. Moreover, we cannot assure you that investors will be able to sell ordinary shares should they decide to do so.

Furthermore, the stock markets in general, and the shares of emerging market and technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that any trading price or valuation will be sustained. These factors may materially and adversely affect the market price of our ordinary shares, which may limit or prevent investors from readily selling our ordinary shares and may otherwise affect liquidity, regardless of our operating performance.

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

Furthermore, our memorandum and articles of association include an exclusive jurisdiction clause pursuant to which, to the fullest extent permitted by applicable law, (i) other than claims specified in clause (ii) below and except as may otherwise be expressly agreed between the Company and a shareholder or between two or more shareholders in relation to the Company, we and all our shareholders agree that the BVI courts shall have exclusive jurisdiction to hear and determine all disputes of any kind regarding us and shareholders’ respective investments in us, irrevocably submit to the jurisdiction of the BVI courts, irrevocably waive any objection to the BVI courts being nominated as the forum to hear and determine any such dispute, and undertake and agree not to claim any such court is not a convenient or appropriate forum; and (iii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, in each case unless our board of directors consents in writing to the selection of an alternative forum.

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

Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions. For more information, see “Item 10. Additional Information — B. Memorandum and Articles of Association” and “Item 16G. Corporate Governance — Differences in Corporate Law” below.

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

Pursuant to our memorandum and articles of association:

•Our board of directors may without prior notice to shareholders, or obtaining any shareholder approval, amend our memorandum and articles of association to authorize and subsequently issue an unlimited number of preferred shares in one or more classes and series and designate the issue prices, rights, preferences, privileges, restrictions and terms of such preferred shares.
•Our board of directors is currently made up of seven directors divided into three classes, with each class having a three-year term. Class I’s, Class II’s and Class III’s terms will expire at the Company’s annual meetings in 2024, 2025 and 2023, respectively. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.
•Our shareholders may only remove directors for cause and only by resolution approved by shareholders holding not less than two-thirds of the voting rights at a meeting of shareholders called for the stated purpose of removing the director.
•There are a number of restrictions, conditions and other requirements (including advance notice period requirements) that apply to our shareholders’ ability to (i) request special meetings of our shareholders; (ii) nominate persons for election as directors at annual meetings of our shareholders; and (iii) propose other items of business or other matters for consideration at any annual or special meetings of our shareholders.
•All resolutions of the shareholders must be adopted at a meeting of our shareholders convened in accordance with our memorandum and articles of association. Shareholders are prohibited from adopting resolutions by written consent.
•There are restrictions on amending our memorandum and articles of association. Certain provisions of our memorandum and articles of association (including many of the provisions described above) may only be amended with the approval of both our shareholders and our board of directors. Provisions that may be amended by the shareholders without board approval require the affirmative vote of holders of two-thirds of the shares entitled to vote on the resolution.

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
ITEM 4    INFORMATION ON THE COMPANY
A.History and Development of the Company
Despegar.com, Corp. was formed as a business company incorporated in the BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for ordinary shares of Despegar.com, Corp. to create a BVI holding company. Following the exchange, Decolar.com, Inc. became a wholly-owned subsidiary of Despegar.com, Corp.
Our principal executive office is located at Avenida Jujuy 2013, Ciudad Autónoma de Buenos Aires, Argentina C1247ABI, Telephone: +54 11 5173-3702. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.
Our History and Development
Our business has grown substantially in revenue, products and geographic scope since launching in 1999. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina.
2000	•Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay.
2001	•Launched sites in the United States and Venezuela.
2007	•Launched site in Peru.
2009	• Expanded our offerings to include hotels. • Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico.
2010	• Launched sites in El Salvador and Honduras, reaching our 20th market. • Cumulative one million travel customers served.
2012	• Launched our mobile apps on Android and iOS. • Expanded offerings to include packages, rental cars and cruise products.
2013	•Reached one million downloads of our mobile app. • Expanded our offerings to include destination services. • Expanded hotel offerings to include vacation rentals.
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
• Acquired Viajes Falabella in Chile, Argentina, Peru and Colombia.
•Entered into a co-branding agreement with Banco Santander to launch a co-branded credit card under our loyalty program in Brazil.

2020
•Acquired Best Day, a leading travel agency in Mexico.
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
•Launched our loyalty program in Mexico, through which customers have access to exclusive discounts and collect points that can be exchanged for our services. The loyalty program marked the one-million-member milestone during 2021.

2022
•Acquired Viajanet, one of the leading online travel agencies in Brazil.
•Acquired a 51% ownership stake in Stays.net, Brazil’s leading vacation rental channel manager and a preferred software partner for leading international booking platforms to offer vacation rentals.
• Acquired the remaining 16% equity from minority shareholders of Koin.
•Reached 12.1 million members of Loyalty Program.
•Launched Viajes Falabella app.
•Relaunched Best Day app

Capital Expenditures
See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”
B.Business Overview
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are also known by our brands Best Day, BD Experience and HotelDo, which we acquired in October 2020. In Chile, we are also known by the brand Viajes Falabella, an offline travel agency with online presence, acquired in June 2019, for which we currently have a license. Koin is our online payment and consumer lending services platform in Brazil, which we acquired in August 2020. During 2022, as part of our regional consolidation strategy, we acquired Viajanet and a 51% ownership stake in Stays, further enhancing our B2C and B2B offerings.
We have a comprehensive product offering, which we organized into three segments: (1) Air, which consists of the sale of airline tickets, (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services, and (3) Financial Services, which consists of point-of-sale installment loans and "Buy Now, Pay Later" services, which enable our customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments, and of fraud prevention services.

We believe that our focus on the underpenetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region, in combination with our ability to manage the business successfully through economic cycles as well as our leading technology platform, will allow us to consolidate our market position and continue to expand our industry leadership. In 2022, 2021 and 2020, we had approximately 3.9 million, 3.3 million and 2.3 million travel customers, generating respectively $533.5 million, $322.0 million and $131.2 million in revenues of our travel business.
Our gross bookings were $4.3 billion, $2.5 billion and $1.4 billion during 2022, 2021 and 2020, respectively. Our results of operations for 2021 and 2020 were affected by the COVID-19 pandemic, which has significantly impacted the global travel industry.
Our total payment volume was $75.7 million and $30.4 million during 2022 and 2021, respectively. During 2020 our total payment volume was not material. We generated $4.4 million, $0.8 million and $0.1 million in our financial services segment revenues in 2022, 2021 and 2020, respectively.
The Latin America online travel bookings are expected to continue growing in the coming years, as the effects of the COVID-19 pandemic have subsided. Factors driving the growth in online travel bookings include the increase of internet penetration, further adoption of smartphones, tablets and other mobile devices and a growing middle class with greater access to banking services and credit products, together enabling a larger segment of the growing population to transact online or on mobile devices.
The Latin American travel industry is characterized by significant fragmentation in suppliers across airlines, hotels and other travel products. This fragmentation is compounded by regional complexities, including differences in language, local customs, travel preferences, currencies and regulatory regimes across the more than 30 countries in the region. These factors create challenges for suppliers to reach customers directly and, consequently, create a significant market opportunity for us.
We believe we have the broadest travel portfolio among OTAs in Latin America, with inventory from global suppliers, including over 250 airlines, over 650,000 hotels and 436,000 vacation rentals, as well more than 1,000 car rental agencies and approximately 800 destination services suppliers with more than 13,000 activities. Our business benefits from network effects: our large travel customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers by enhancing our product offering. Additionally, as we continue to grow our marketplace, we are increasingly able to offer more competitive pricing and product availability to our travel customers as well as enhance the effectiveness of our marketing strategy.
We launched our award-winning mobile travel app in 2012 and it is an increasingly important part of our business, as it allows consumers to access and browse our real-time inventory, compare prices and transact through their mobile devices quickly. As of December 31, 2022, our apps have approximately 70.4 million cumulative downloads from the iOS App Store and Google Play, 17.4 million of which were downloaded in the last two years, and we believe they are the most downloaded OTA apps in Latin America. During each of 2022, 2021 and 2020, mobile accounted for approximately 73%, 72% and 71% of all of our visits to our touristic brands sites or apps, and approximately 50%, 50% and 45%, respectively, of our transactions were purchased on our mobile platform, complementing our desktop website traffic. As internet, smartphone and other mobile device penetration continue to increase, we believe that our strength in mobile will continue to be a strategic advantage.
Through mobile and online marketing, brand promotion and cross-marketing, we have created strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages. To date, we have invested more than $1.6 billion in marketing and branding initiatives promoting our brand, which we believe combined with the quality of the service we have delivered over the years, has made us a trusted brand with our travel customers. In 2022, 2021 and 2020, 57%, 53% and 62% of our travel customers had completed previous purchases on our platform, respectively.
Travel Market Opportunity in Latin America
Latin America is one of the largest and most diverse regions in the world. Comprised of over 30 countries with a total population of over 650 million, the region encompasses multiple languages, currencies and regulatory regimes. The travel market serving Latin American consumers presents a significant opportunity for us due to its large market size, highly fragmented base of travel suppliers and rapid growth in the adoption of technology-based solutions for consumers and travel suppliers. In addition, long-term favorable macroeconomic trends in the region have contributed to the expansion of the middle class and increased consumption in the region.

In the second quarter of 2020, the travel market in Latin America –as in other parts of the world– came to a complete halt as a consequence of the COVID-19 pandemic and governments’ measures to limit the spread of the virus. Governments around the world, including in Latin America, imposed travel restrictions and bans, closed borders, established restrictions on public gatherings, instructed residents to practice social distancing, required closure of non-essential businesses, issued stay at home advisories and orders, implemented quarantines, mandated vaccinations and similar actions. During 2021 governments continued to adopt measures in response to new variants of the virus.

With the availability of vaccines and increasing familiarity with the virus, as well as the evolution of milder COVID-19 variants, most COVID-19 related travel restrictions have been lifted, and countries around the world have reopened their borders for foreign travel. However, a resurgence of new variants of the virus could have a significant impact on global economy and the travel industry in the future. Overall, the full duration and impact of the COVID-19 pandemic remains uncertain, and it is difficult to predict how the recovery will continue to unfold with respect to the travel industry and our business, going forward. The pandemic led to a significant decrease in per capita income and disposable income, increased and sustained unemployment, and a decline in consumer confidence, all of which significantly reduced discretionary spending by individuals and businesses on travel. In turn, these effects negatively impacted demand for travel services. In 2022, travel activity has increased significantly, however, travel activity has not yet reached pre-pandemic levels.
Overview of Suppliers in the Latin American Travel Industry
The Latin American travel industry is characterized by significant supplier fragmentation across airlines, hotels and other travel products. Regional complexities, including differences in language, local customs, travel preferences, currencies and regulatory regimes across the more than 30 countries in the region create challenges for travel suppliers to reach travel customers directly, at scale and across the region. Further driving this fragmentation is the growing number of smaller airlines, including low-cost airlines that have been commencing operation in recent years. Today, travel agencies are the leading distribution channel in the region for airlines, due to their ability to provide greater selection and scale across the region.
We believe that due to a lack of scale or unified brand, other travel services in Latin America are more fragmented.
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
Factors driving the growth in online travel include:
•Increasing internet penetration. While internet penetration in Latin America has increased, we believe it has substantial room for growth. As internet penetration increases, Latin American consumers are increasingly using the internet to research and purchase products, including travel.
•Increasing adoption of mobile devices, including smartphones. The use of mobile devices in Latin America is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services.
•Superior user experience. Online travel booking channels, which include websites and mobile apps, empower travelers to search products and user-generated reviews and easily compare real-time availability and pricing options from multiple travel providers simultaneously, which we believe leads to higher user engagement and customer conversion.
•Growth in banked consumers and proliferation of credit products. With the continued development of the Latin American economy, a larger portion of the population has opened bank accounts, enabling access to new forms of payments including credit cards and other financial products. With the increased number of consumers with bank and credit card accounts, more people have the ability to make purchases online. Access to bank accounts and credit cards also gives consumers access to additional financing options from banks, such as payment by installments.

As the leading OTA in Latin America, we believe we are well positioned to succeed as consumers’ destination of choice for fast, easily searchable and more transparent travel research and shopping. As our market share grows, organically as well as inorganically, we are increasingly able to capture significant amounts of customer data including travel history and preferences and serve personalized recommendations to drive higher customer conversion. Additionally, we are able to provide better pricing through scale and by bundling multiple travel products together in a single offer.
Our Competitive Strengths
We are the leading OTA in Latin America, offering our travel customers a broad and diversified selection of travel products at attractive prices. Our leadership position is a result of our following core strengths:
Industry Leader in Latin America
With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. In 2022, 2021 and 2020, we had approximately 3.9 million, 3.3 million and 2.3 million travel customers, respectively, primarily in Latin America, generating $533.5 million, $322.0 million and $131.2 million in revenue for the travel business and approximately $4.3 billion, $2.5 billion and $1.4 billion in gross bookings.
We have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, having sold approximately 17%, 22% and 19.6% of all airline tickets purchased through GDS in the region during 2022, 2021 and 2020, respectively, according to Amadeus. Additionally, we believe we provide our travel customers with the largest travel portfolio among Latin American OTAs, with access to over 250 global airlines, over 650,000 hotels globally and 436,000 vacation rentals as well as more than 1,000 car rental agencies and approximately 800 destination services suppliers with more than 13,000 activities. Also, we have accumulated approximately 3.2 million user-generated reviews in total as of December 31, 2022, of which 0.1 million were submitted in 2022, which we believe drive user engagement. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 50% during 2022 of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.
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
Strong Brand Recognition and Awareness
Despegar, our global brand, and Decolar, our Brazilian brand, have leading brand awareness in online travel in key markets, including Brazil and Argentina. Best Day, BD Experience and HotelDo, which we acquired in October 2020, have a leading brand awareness in Mexico. In Chile, we are also known by the brand Viajes Falabella, an offline travel agency with online presence, acquired in June 2019, for which we currently have a license. We use the Koin brand for the financial services sector in Brazil since August 2020. During 2022, with our acquisitions, we have begun our travel B2C and B2B offerings in the travel sector under the brands Viajanet and Stays. According to search engine trend data that is based on the relative number of searches of brand related keywords on Google during 2022, approximately 17% of the searches in Latin America were related to our brand as compared to the other five competitors in the market.
Local Market Expertise and Leadership
We have a strong track record in Latin America, with a point of sale in 18 markets, representing 89% of the region’s population, and with a leading OTA presence in key markets such as Brazil, Mexico, Argentina, Chile, and Colombia. In our three largest markets, Brazil, Mexico and Argentina, we have operated for more than 20 years. Our knowledge of local consumers, and their buying patterns and travel preferences, as well as our ability to offer financing through our relationships with financial institutions, have enabled us to serve our travel customers more effectively than global competitors from outside the region. Furthermore, our extensive supplier relationships allow us to offer a greater scale and breadth of offerings than smaller, local competitors. We understand the objectives of, and challenges faced by, Latin American travel suppliers and we are well-positioned to address those challenges by helping the travel suppliers grow their businesses, all to the benefit of travel customers who receive more choice at attractive pricing.
As the leading Latin American OTA, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. We believe this differentiates us from other local and global travel agencies as those agencies either do not offer installment plans or offer installment plans from a more limited selection of financing providers or in a more limited selection of countries. We believe our portfolio of installment plans is a meaningful driver of traffic to our platform as well as conversion. Furthermore, our financial services segment provides us with an additional type of payment which allows us to extend our product offering to a broader range of customers, primarily in Brazil. Approximately 43%, 46% and 56% of our prepaid transactions in 2022, 2021 and 2020 were paid in installments. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the travel customer.
Leading Mobile Offering
Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. We launched our leading mobile travel apps in 2012. As of December 31, 2022, our mobile apps have more than 70.4 million cumulative downloads from the iOS App Store and Google Play (17.4 million of which were downloaded in the last two years). In addition, our iOS App Store and Google Play apps were rated 4.7 and 4.2 stars as of December 31, 2022. During 2022, 2021 and 2020, mobile, which includes both mobile web and our mobile apps, accounted for approximately 73%, 72% and 71% of all of our user visits, and approximately 50%, 50% and 45%, respectively, of our transactions. Additionally, transactions via mobile increased by approximately 16% in 2022 compared to 2021 and increased by approximately 43% in 2021 compared to 2020, mainly as a result of the effect of COVID-19 pandemic particularly in 2020. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app customer service. Our travel customers using mobile devices have historically made more repeat transactions than travel customers using desktop computers. Additionally, our mobile presence allows in-destination marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to travel customers, after they have arrived at their destination.
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
Effective Marketing Capabilities
We have invested significant resources in our marketing team, which we believe is a significant driver of our business. Through our vertically-integrated, in-house marketing team, we are able to control all aspects of our budget, marketing campaigns and market analytics, without the need for agencies or external consultants. Our marketing team’s local knowledge and expertise in our key markets have allowed us to develop direct relationships with a broad range of local and regional media providers and purchase media directly, avoiding more costly intermediaries. We have invested in our own creative, production and media execution teams, who are quickly able to adapt our marketing strategy, while also leveraging our extensive data and analytics capabilities for more precise audience targeting. Furthermore, we have developed our own software platform for managing our search optimization capabilities, allowing us to tailor messages effectively for specific target markets and travel customers. We also developed our Despegar’s traveler benefits program, Pasaporte Decolar, in Brazil, Mexico, Argentina, Colombia and Ecuador, to increase customer loyalty, where customers accumulate points to be redeemed for travel benefits, including airline tickets and hotel stays.
Proven and Experienced Team
Our management team has significant experience in the travel sector and across a variety of industries in Latin America. Members of our management team have worked at organizations such as LATAM Airlines, McKinsey, PwC and Thales, among others. In addition to our management team, we have an extensive technology team including more than 950 developers and technology professionals. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.
Our Travel Customers
We had approximately 3.9 million, 3.3 million and 2.3 million travel customers in the years 2022, 2021 and 2020, respectively, primarily in Latin America. Our travel customers are primarily from Latin America traveling domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Most of our travel customers are traveling for leisure, although we do have some independent business travelers as well.
Our Products and Services
We offer a wide range of travel and travel-related products catering to the needs of Latin Americans traveling domestically within their own country of origin, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently. That information includes approximately 3.2 million user-generated reviews over the last three years ended December 31, 2022, of which 0.1 million were submitted in 2022. We organize our business into three segments: (1) Air, which consists of the sale of airline tickets, (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services, and (3) Financial Services, which consists of point-of-sale installment loans and "Buy Now, Pay Later" services, which enable our customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments, and of payments' gateway and fraud prevention services. We mostly offer our products online through our website and mobile applications and use data and analytics to personalize the travel customer experience on our platform, based on geolocation, past search and purchasing history and social network interactions, which we believe increases engagement and likelihood of purchase.
Air
Through our Air segment, we offer airline tickets, primarily targeted at leisure travelers in Latin America, including travel domestically, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline flight products. Our travel customers booked approximately 4.3 million, 3.6 million and 2.4 million transactions in our Air segment using our platform in 2022, 2021 and 2020, respectively.
We provide our travel customers with access to over 250 operating carriers. We believe our platform provides comprehensive information to our travel customers in a time efficient and transparent manner. Travel customers are quickly and easily able to evaluate a broad range of fares and airline combinations, and may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Travel customers can also filter and sort the results of their search easily according to their preferences.
Packages, Hotels and Other Travel Products
The total number of transactions in our Packages, Hotels and Other Travel Products segment was 3.9 million, 3.2 million and 1.7 million in 2022, 2021 and 2020, respectively.

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
Hotels
Through our platform, travel customers can search, compare and book reservations at more than 650,000 hotel’s globally through our direct network and third-party inventory. In addition, since 2013 our hotels offering includes vacation rentals.
Travel customers may search for hotels based on their destination and preferred dates for check-in and checkout, and may filter and sort our search results easily by selecting star ratings, specific hotel chains and location.
Travel customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Travel customers can also view hotel pictures and read hotel reviews from other travel customers on our platform. Our platform features approximately 3.2 million user-generated reviews over the last three years ended December 31, 2022, of which 0.1 million and 0.2 million were generated in 2022 and 2021, respectively.
As of December 31, 2022, approximately 26,000 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 45 third-party channel managers.

In 2022, 2021 and 2020, 7.1%, 7.5% and 6.2%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 14.52% of our ordinary shares outstanding as of December 31, 2022, holds certain rights in its capacity as a shareholder. For more information on our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions — Relationship with Expedia” and and Note 24 to our consolidated financial statements.
We typically do not assume inventory risk as we do not pre-purchase hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods: “pre-pay” and “pay-at-destination.” Under the pre-pay model, our travel customer pays us at the time of booking, and we pay our hotel suppliers after the travel customer checks out. Under the pay-at-destination model, the travel customer pays the hotel directly at checkout and we either receive our commission later from the hotel suppliers or from the travel customer, at the time of booking. For the year ended December 31, 2022, 93% of the hotels booked in our platform were under the prepay model and 7% under the pay-at-destination model.
Vacation Rentals
We relaunched our Vacation Rentals products in all of our markets, brands, and channels. We have made a significant investment in both brand and performance campaigns to generate awareness around our new and improved product and its many benefits. Over the past year, we have undertaken vast redesigns in the shopping flow to offer a better experience to our clients. We have focused on meeting the specific needs of our customers when it comes to property details, amenities, and check-in instructions. This new and improved experience ensures that our clients can easily find the vacation rental for their holidays. Currently, we offer a vast selection of approximately 436,000 vacation rentals worldwide, mainly through our Expedia Outsourcing Agreement, our recent acquisition of Stays, and our direct sourcing efforts in Latin America. Our acquisition of Stays was finalized in July 2022 and platform integration was completed in October. This integration has already yielded positive results, with many direct contract listings executed during the first three months after completion of the integration.
Other Travel Products
We also offer other travel products on our platform. We provide our travel customers access to approximately 1,000 car rental agencies, approximately 800 destination services, suppliers with more than 13,000 activities, and one travel insurance supplier. While we offer both pre-pay and pay-at-destination options for car rentals, the other travel products that we offer must be prepaid.

Destination Services: With the Best Day acquisition, we offer a wide range of in-destination services as an opportunity for us to offer attractions, tickets, tours and activities and local concierge services in more than 200 hotels, to package with other products and as a way to encourage in-destination transactions. The wide array of options offered is intended to suit varying budgets and preferences of potential travel customers. In order to guarantee the best experience, our team provides support and advice during the full customer’s journey.
B2B: Our B2B business offers technology, inventory, and operation to our partners. We developed robust white label solutions in all Latin American territories for banks, retail stores, hotels and airlines in which we offer all our products. We have B2B solutions for travel agencies through our HotelDO brand, application program interface ("API") for distributing our unrivaled Latin American hotels inventory for worldwide OTAs and wholesalers, and an affiliate platform for retail agencies with a one-stop shop travel products offering.
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
Financial Services
Beginning in August 2020, through our subsidiary, Koin, we provide consumer lending services through its "Buy Now, Pay Later" solution that allows customers to finance their transactions through installments, on a simple to use platform, with accessible interest rates and no bureaucracy, thereby allowing them to have a higher purchasing power with limited requirements. Besides charging a fixed interest rate to the end-customers, Koin also charges a merchant discount rate (“MDR”) to the merchants for providing this payment alternative to their end-customers.
Besides the travel industry, Koin has commenced operating in some industries such as health-tech, ed-tech, home appliances, apparel, among others. Furthermore, Koin signed contracts with some large e-commerce platforms such as Vtex and Magento in order to increase its merchants base to commercialize its product with limited integration efforts. During 2021 and 2022, lending has been mostly limited to Despegar’s travel customers in Brazil.
In 2022, Koin processed over 200,000 transactions, and had over 145,000 customers. The average amount of each loan was approximately $375. For the year ended December 31, 2022, our total payment volume was $75.7 million. Most of our loan receivables are short-term in nature and repaid in a period ranging between seven and ten months, while a minor portion of loans are repaid within twenty-four months.
Complementing its payment solution, Koin also provides payments' gateway and anti-fraud services, enabling the integration of companies and suppliers. This service includes rules and machine learning, a flexible solution for companies that wish to integrate, chargeback guarantee, and BigData Cloud Based technologies.
Koin has in its portfolio partner companies from the most diverse retail sectors, from appliance stores to department stores and, tourism agencies. And more recently, Koin launched its own virtual credit card (VCC), which allows consumers to make their purchases safely, quickly, and with the possibility of financing in up to 12 installments. This VCC has the following advantages: (i) real-time credit approval; (ii) no annuity; (iii) does not use the conventional (traditional) credit card limit; and, (iv) no need to open a checking account at a bank.
Loans receivable represent loans granted to customers through our financial services business. Loan receivables are reported at their outstanding principal balances plus estimated collectible interest, net of allowances for uncollectible accounts. We typically place loans on non-accrual status as soon as the customer is due on its payments. Penalties and late interest fees are recognized as amounts are received. Accrual is restored when all overdue payments are settled by the customer.

We closely monitor credit quality for all loan receivables on a recurring basis. To evaluate a consumer seeking a loan, we use, among other indicators, a risk model internally developed, as a credit quality indicator to help predict the consumer’s ability to repay the principal balance and interest related to the credit. The risk model uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators. Internal indicators consider customer’s history with us, credit scoring and risk profile, among others. In addition, we consider external information to enhance the scoring model and the decision-making process. The internal indicators and the external credit score are combined in a risk matrix, which is also used to price the loans based on the risk profile.

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

We generally partner with banking institutions to allow our customers the ability to purchase the product of their choice through established financing plans offered and administered by banks, which we believe differentiates us from other companies in the financial sector that do not offer installment plans or offer them from a more limited selection of financing providers or in a more limited selection of countries. Local banks are looking to partner with us because of our scale, access to our online audience, and high transaction volume.

Credit card customers can choose from a range of installment plan offers and terms from different financial institutions with which the travel customer holds or obtains a credit card. Many of these installment offers are interest-free for the customer. Installment plans allow customers to make larger purchases than they can otherwise make in a single payment.

Banks bear the risk of fraud, delinquency or default by customers. When customers choose to finance their purchases, we typically receive payment under two scenarios: (i) full (complete) payment for our services within a short period of time after completion and confirmation of the purchase, regardless of the payment plan selected by the customer; or, (ii) we receive payment from the bank as installments become due, regardless of when the customer actually makes the scheduled payments.

In addition to traditional payment methods as the credit cards, Koin provides a “Buy Now, Pay Later” solution, which allows customers to pay their purchases in installments at the point of sale of the merchants, primarily in Brazil.
Marketing
We execute a multi-channel marketing strategy. We have created a long-standing brand that is associated with superior travel products, high quality services and competitive prices in Latin America. We have an experienced in-house marketing team dedicated to efficiently allocating resources across media channels. Key elements of our marketing strategy include:
In-house Teams. We have teams dedicated to: audiovisual content generation across online and offline channels; negotiation with media and agencies to control budget; performance trends and market analysis through strong data analytics; and targeted campaign monitoring.
Buy Direct. Through our direct relationships with key media suppliers throughout Latin America, we are able to secure highly competitive rates across the region.
Brand Building Strategy. We are active throughout the year with multiple marketing campaigns to build brand awareness. We use a multi-channel approach combining online, television, radio, print and other channels tailored to each country.
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
Loyalty Program. We build customer loyalty through our rewards program, in which customers receive points when buying which can be redeemed in future purchases. Our program offers attractive benefits for customers.

Promotions and Sales. We focus aggressively on promotions including discounts, holiday campaigns and financing options. Our technology-driven marketing allows us to dynamically optimize promotions on a daily basis.
Affiliates
We have relationships with a network of approximately 7,000 affiliates, including travel agents, airlines, websites and other third parties such as online and offline retailers, in nine countries across Latin America. Our agreements with these affiliates allow them to access our product inventory directly through our platform or through our application program interface (“API”). We believe our affiliate program is attractive because we provide access to a range of travel products that our affiliates otherwise may not be able to access cost-effectively or at all. Our affiliates earn commissions from us depending on country and type of products sold. Furthermore, our affiliate program allows us to expand our footprint in Latin America and distribution network in a cost-effective manner.
Acquisitions
Acquisition of Best Day
In 2020, we acquired Best Day, a leading travel agency in Mexico, with business in Argentina, Colombia, Brazil, Uruguay, the Dominican Republic and the United States. The purchase price was fixed at $10.3 million, after application of net indebtedness and working capital adjustments. We settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those indemnity obligations towards the purchase price. As of December 31, 2022 $3.7 million of the purchase price is outstanding. In addition, the agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20 million, based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the closing date. The earnout, if any, will be payable in cash on October 1, 2024.
Viajes Beda primarily operates in Mexico and to a lesser extent in South America, including Argentina, Brazil and Uruguay among others, and the United States. Transporturist primarily operates in Mexico. Best Day primarily provides travelers with several product offerings, including airline tickets, packages, hotels and other travel-related products, through its online platforms, call centers and offline presence, and provides travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. Best Day also provides ground transportation services and group tours to travelers principally across the main tourist destinations in Mexico and the Dominican Republic. Best Day offers these travel products and services through its brands “Best Day” and “BD Experience”. In addition, Best Day offers hotel inventory, as well as transfers, activities, car rental, packages and tours to travel agencies through its tradename “HotelDo,” a leading hotel wholesale aggregator in Mexico and Latin America. Best Day also provides white label services for major travel vendors, including over 40 partnerships with key players in the travel industry—airlines, hotels, retails stores and banks.
We benefit from Best Day’s brand recognition in Mexico and synergies resulting from the combination of our businesses and technology platforms. Our increased size and presence in Mexico has also allowed us to obtain better terms from suppliers in Mexico and has made us a more attractive partner for suppliers to work with. We have, in addition captured synergies through the integration of Best Day into our business, which include marketing, expansion of in-destination products to other countries and cross-selling of in-destination products currently provided by Best Day to current customers, among others.
Acquisition of Koin
In August 2020, we completed the acquisition of an 84% equity interest in Koin. Koin is specialized in the consumer lending sector through its "Buy Now, Pay Later" solution which offers financing to merchants’ customers, predominantly in the travel sector in Brazil. On January 31, 2022, we acquired the remaining 16% equity stake in Koin for $3.2 million and, therefore, Koin is now a wholly-owned subsidiary.
Koin, a pioneer in the "Buy Now, Pay Later" landscape in Latin America provides, through one single integration, a solution that allows customers to finance their transactions in installments, on a simple to use platform, with accessible interest rates and no bureaucracy, thereby allowing them to have a higher purchasing power with limited requirements. In addition for merchants and e-commerce, Koin generates incremental sales by increasing conversion rates and by expanding our addressable market .
The travel industry is one of the largest markets for "Buy Now, Pay Later" offerings due to high average selling prices and due to Latin America’s growing adoption of e-commerce. Our acquisition of Koin adds to our value proposition as we expand the alternatives for our customers to purchase travel products with a payment option that doesn’t require a credit card or bank account.
We believe that we can capitalize on the services Koin provides, as Latin American e-commerce is one of the fastest growing business segments in the world, local customers are accustomed to pay in installments and there is a large percentage of the population underserved by traditional financial institutions.

Acquisition of Ownership Stake in Stays.net
On July 1, 2022, we completed the acquisition of 51% ownership stake in Stays.net ("Stays"), Brazil’s leading vacation rental channel manager, for a total price of approximately $3.2 million.
Created in 2016, Stays currently offers a complete all-in-one solution (Channel Manager, Property Management System, ERP and integrated E-Commerce booking system) to vacation property managers and owners in Latin America. Stays is also a preferred integration partner of leading booking platforms worldwide. Stays currently has an inventory of more than 25,000 properties, mainly throughout Brazil. The acquisition of Stays gives us the opportunity to grow our vacation rental offering within Brazil as well as other key geographies in Latin America.
Acquisition of Viajanet
On June 1, 2022, we acquired TVLX Viagens e Turismo S.A. ("Viajanet"), one of the leading online travel agencies in Brazil for a total consideration of $14.0 million to be paid in installments, of which two are still pending (June 2024 and June 2025). Viajanet primarily operates in Brazil and provides travelers with several travel related products, such as domestic and international airline tickets through its online platform and call center.

The acquisition of Viajanet is our third acquisition in Brazil over the last two years, and it is another step in our regional consolidation strategy to enable us to deploy more of Despegar’s higher-margin non-air inventory through a new brand and its customer base while strengthening the team in Brazil.

We believe that we will be able to benefit from Viajanet’s brand recognition in Brazil and synergies resulting from the integration of Viajanet onto our technology platform which is more robust than Viajanet’s prior platform. We have already fully integrated Viajanet into our platform, which also allows us to expand Viajanet’s product offering and cross sell packages, hotels and other travel related products to Viajanet’s customer base.
Sales Call Centers
In 2018, we launched call center operations through third parties in various countries. We included our sales call number on the homepage of each website to complement our online platform, help us gain new travel customers and interact with those who might not be digitally enabled. We currently have call center operations for our Despegar, Decolar, Best Day, Viajes Falabella and Viajanet brands. These sales call centers were closed during the COVID-19 pandemic; however, starting January 2022, we re-opened our sales call centers for certain countries, including Mexico, Argentina and Brazil and launched new operations in certain other countries for our brands Despegar, Decolar, BestDay, Viajes Falabella and Viajanet. This channel has proven to be a useful tool in enhancing the value proposition to our customers by focusing on personalized advice and complete travel experiences. We expected this particular sales channel to remain a valuable as it enhances overall sales volumes.

We have recently launched a virtual sales advisor initiative in certain countries as we continue to provide innovative solutions to our customers and enhance our sales channels.
Customer Service
Customer experience is a key focus for our business and we believe this is reflected in our strong brand recognition and customer loyalty throughout Latin America. We emphasize providing personalized support throughout the customer purchase cycle, including automated web-based support and support from live customer service representatives.

In addition to our in-house customer service centers in Brazil, Mexico and Colombia, we rely on outsourced services to provide 24/7 support to our customers for issues that cannot be resolved through our platform. Outsourcing certain functions enhances cost controls while increasing operative flexibility.

During 2022 we implemented certain initiatives to improve our customer experience and post-sale net promoter score (“NPS”) to obtain better customer satisfaction, which we monitor regularly. For example, in 2022 we increased our NPS by 0.09% as compared to 2021.
Technology and Data
We use our technology platform to improve the travel customer experience and optimize the efficiency of our business operations. We have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. We employ more than 965 dedicated technology professionals. We actively recruit and train these highly-skilled technology professionals and many of our current technology managers started in our training program. Given the market demand for technology professionals, we have implemented a series of incentives to retain our highly-skilled technology professionals.
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

Although we periodically send marketing communications to our users, we use our best efforts to ensure that we respect users’ communication preferences. For example, when users register with us, they can opt out of receiving marketing e-mails from us. Users can modify their communication preferences at any time in the “My Account” section of our sites.
We use information about our users for internal purposes in order to improve marketing and promotional efforts and in order to improve our content, product offerings and site layout. We may also disclose information about our users in response to legal requirements. Our information is stored on our servers located in Miami, Florida and on third party cloud services providers.
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
Our competitors include:
•global OTAs with presence in Latin America, such as Booking.com and Expedia as well as travel metasearch sites;
•search websites and apps, such as Google and its travel businesses, and e-commerce and group buying websites and apps;
•alternative accommodation and vacation rental businesses, such as Airbnb;
•local offline travel agency chains and tour operators, such as CVC Brasil Operadora e Agência de Viagens; and
•smaller online travel agencies lacking a pan-regional presence.
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
Intellectual Property
We regard our intellectual property as critical to our future success and rely on a combination of trademark laws and contractual restrictions to establish and protect our proprietary rights in our products. Our intellectual property includes trademarks and domain names associated with the names “Despegar”, “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “BD Experience”, “HotelDo”, “Viajanet”, “Stays” and “Koin”. To protect our platform and technology, we have entered into confidentiality and invention assignment agreements with our employees and certain contractors and suppliers. We own our technology platform, which consists of applications that we develop in-house using primarily open source software. We have not registered our technology, however, because we believe it would be difficult to replicate and that it is adequately protected by the agreements we have in place. Additionally, our technology is constantly evolving and any registration may run the risk of protecting outdated technology. We cannot assure you that all our intellectual property is fully protected and enforceable vis-à-vis third parties under all applicable laws in Latin America. For more information, see

“Item 3. Key Information — D. Risk Factors—Risks Related to our Business—We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.”
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
Brazil
In addition to the standard licenses and permits required for all companies to operate in the travel industry in Brazil, we are subject to a specific registration for tourism providers with the Ministry of Tourism (“CADASTUR”). In Brazil, there are four main norms that govern the activities related to tourism, as well as the enrollment of services providers in the tourism industry: (i) Law No. 11,771/2008, which regulates the National Tourism Policy and defines the responsibilities of the federal government in planning, developing and stimulating the tourism sector; (ii) Decree No. 7,381/2010, which regulates Law No. 11,771/2008; (iii) Ordinance No. 38/2021 from the Ministry of Tourism, which establishes the CADASTUR, the CADASTUR’s consulting committee and regulates other measures; and (iv) Law No. 12,974/2014, which regulates the activities of tourism agencies.
Mexico
As a travel agency in Mexico, Bestday.com and Despegar.com.mx must be registered in the National Tourism Registry (Registro Nacional de Turismo or RNT) created by Decree dated June 26, 2015. The local regulation on commercial tourism activities is comprised of: (i) General Tourism Law and its regulations, which regulate tourism, as well as the processes derived from the activities carried out by the people during their trips and temporary stays in places other than their usual environment, with leisure purposes and other reasons; (ii) the resolutions issued by the Ministry of Tourism; and (iii) the Federal Consumer Protection Law and its regulations, which promote and protect consumer rights and culture and seek the equity, certainty and legal security between suppliers and consumers.
Argentina
As a travel agency in Argentina, Despegar.com.ar must be registered with the Registry of Travel Agents (Registro de Agentes de Viajes) in accordance with the provisions of by Section 5 of Decree No. 2,182/72. The local regulation on commercial tourism activities is comprised of: (i) Law 25,997 and its applicable regulation which governs the development and promotion of tourism in Argentina; (ii) Law 18,829 which defines the regulations applicable to travel agents; (iii) the resolutions issued by the Ministry of Tourism and Sports; and (iv) Law 24,240 as amended, which sets forth the provisions for the protection of consumers.
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
Brazil
Resolution (Circular) issued by the Central Bank of Brazil No. 3,682 regulates the payment arrangement (arranjos de pagamento) services in Brazil (“Payment Arrangement Services Rule”). On July 27, 2017 and March 26, 2018, the Central Bank of Brazil revoked and amended certain provisions and included new provisions to the Payment Arrangement Services Rule, which introduced a definition of sub accrediting entities (subcredenciador) and determined that all participants of the payment arrangements should be subject to a centralized settlement system not later than September 28, 2018.
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
Brazil Consumer Code Regulation

As an internet-based retailer, we are subject to several laws and regulations designed to protect consumer rights—most importantly the Consumer Protection and Defense Code (Law No. 8,078/1990, as amended), which regulates commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, and advertising and information on products and services offered to the public. The Consumer Protection and Defense Code establishes the legal framework for the protection of consumers, setting out certain basic rights, including the right to clear and accurate information about products and services offered in the consumer market, with correct specification of characteristics, structure, quality and price and the risks they pose. In addition, Executive Decree No. 7.962/13 applies with regards to retaining of service in an online environment. This legislation describes, among others, the rules on disclosure of information, consumer service, payment protection and other procedures for the rendering of online services.
Brazilian Data Protection Regulations

The Brazilian General Data Protection Law (Law No. 13,709/2018 – “LGPD”) was approved in August 2018 and became fully effective in August 2021. The LGPD is applicable to any individual or legal entity governed by public or private law processing personal data (i) in the Brazilian territory; or (ii) for the purposes of offering or supplying goods or services or treating information of data subjects located in Brazil; or (iii) if personal data has been collected in the Brazilian territory.

According to the LGPD, personal data can only be processed (i) upon data subject consent; (ii) in compliance with statutory or regulatory obligations; (iii) by public administration; (iv) for development of studies by research entities; (v) by contractual and preliminary contractual relationship; (vi) for the exercise of rights in judicial, administrative or arbitration proceedings; (vii) for the protection of life and health; (viii) to legitimate interest of the controller; or (ix) for credit protection. The processing of sensitive personal data (e.g., regarding ethnic or racial origin, religion, political opinion or affiliation, health information, sexual orientation) is subject to a higher degree of scrutiny. The LGPD also provides liability obligations if damages occur while processing personal data in violation of the LGPD. In most cases we will process personal data in accordance with one or more of the LGPD requirements.

According to the LGPD, the eight situations in which the international transfer of data is allowed are: (i) when the data subject has provided specific and highlighted consent for such transfer; (ii) when countries or international organizations provide the appropriate level of protection of Personal Data established by Brazilian law; (iii) when controller provides and demonstrates safeguards of compliance with the principles, rights of the data subject and data protection regime established in the law, in the form of specific contractual clauses for a given transfer, among others; (iv) when the transfer is required for international legal cooperation between public bodies of intelligence; (v) when the transfer is required for life protection of the data subject or any third party; (vi) when the national authority authorizes such transfer; (vii) when the transfer results in a commitment undertaken under an international cooperation agreement; or (viii) when the transfer is required for enforcement of a public policy. Although the Data Protection Authority (ANPD) is fully operational and issuing guidelines and regulations, the international transfer of personal data is yet to be addressed. Although we treat personal data in strict accordance with applicable law, we continue to monitor regulation or guidance that may be issued by the ANPD.

In addition to the LGPD, there are other regulations in Brazil dealing with privacy and data protection, including: (i) the Brazilian Federal Constitution, which provides for the protection of individuals’ fundamental and inviolable rights of intimacy/privacy, private life and image, and that was recently amended to include data protection as a fundamental right as well; (ii) the Brazilian Civil Code (Law No. 10,406/2002, amended), which reaffirms the Federal Constitution’s provision of fundamental rights, and provides for the right to act against violators in order to cease the violation and seek compensation for suffered damage; (iii) the Consumer Protection and Defense Code, which provides for consumer-related databases, data collection and penalties related therewith; (iv) the Brazilian Internet Act (Law No. 12,965/2014, as amended), which establishes principles, guarantees, rights and obligations related to the use of the internet in Brazil; and (v) the Brazilian Internet Act Regulation (Decree No. 8,771/2016, as amended), which sets forth security standards to be complied with by internet connection and application providers (online platform operators) when storing personal data.

Brazilian consumer protection authorities and courts take the view that the express consent of the consumer must be obtained before the collection, processing, sharing and transmission of personal data. With regard to data collection, the Brazilian Internet Act provides that personal data collection, use, storage, sharing, transmission and processing must be previously and expressly authorized previously and expressly by the individual, consistent with the general privacy principle set forth by the Federal Constitution and Consumer Defense Code. For the purposes of Brazilian regulation, personal data is deemed to be any data related to an identified or identifiable individual.
Mexico
In Mexico, data protection is regulated by the Federal Law on Protection of Personal Data Held by Private Parties, which was published in the Official Gazette of the Federation (Diario Oficial de la Federación) on July 5, 2010. This law regulates, among other things, the type of information that can be collected, and how such information can be used. In addition, Federal Consumer Protection Law includes various rights and obligations regarding transactions carried out through electronic and other means. In April 2019, the Mexican Standard NMX-COE-001-SCFI-2018 was published which, although it is not mandatory, includes a list of recommendations with the best electronic commerce practices, including data security and protection.
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
Moreover, Law No. 24,240, as amended (the “Consumer Protection Law” or "CPL"), sets forth certain rules and principles designed to protect consumers, with the goal of mitigating the asymmetry between consumers and companies. The main provisions and general principles that service providers must comply with in accordance with the CPL are (i) providing complete and accurate information; (ii) keep the consumers safe from harm; (iii) be truthful and honest with respect to offers and advertising; (iv) treat the consumers fairly (i.e., refrain from discrimination); (v) comply with agreed Terms & Conditions; and (vi) not to cause damages to the consumer or their property.
The Argentine Secretary of Commerce, which is part of the Argentine Ministry of Economy, is the national enforcement authority of the Consumer Protection Law, while the Autonomous City of Buenos Aires and the provinces (including municipal authorities in each district) act as local enforcement authorities. Sanctions related to consumer protection may include (i) monetary fines; (ii) suspension for five years in the government list of suppliers; (iii) loss of tax privileges, concessions, grants or credits or special regimes; (iv) shut down of the site for 30 days; and (v) punitive damages (these have to be imposed by a court). Current legislation and doctrine consider joint and several liability for all providers in a production/supply chain vis-à-vis consumers.
Regulations Related to Taxation
Brazil

Withholding income tax (“WHT”) on remittances to cover travel expenses of Brazilian individuals abroad

Our Brazilian subsidiary is subject to collection of withholding income tax (“WHT”) on remittances to cover travel expenses of Brazilian individuals abroad, within the parameters established by applicable law. On September 21, 2022, provisional measure number 1,138/2022 came into effect, which reduces, for the five subsequent years, the rates of the WHT levied on these remittances. On February 28, 2023, the provisional measure number 1.138/2022 was converted into Law 14,537. The WHT rate levied on the amounts paid, credited, delivered, employed or remitted to an individual or legal entity residing or domiciled abroad, destined to cover personal expenses, abroad, of individuals residing in Brazil, on tourist, business, service or training trips or on official missions, up to the limit of R$ 20,000.00 (approximately $3,800) per month, was reduced to: (i) 6%, from January 1, 2023 to December 31, 2024; (ii) 7%, from January 1, 2025 to December 31, 2025; (iii) 8%, from January 1, 2026 to December 31, 2026; and (iv) 9%, from January 1, 2027 to December 31, 2027.

Emergency Program to offset the economic effects of the COVID-19 pandemic for the tourism and events sector ("PERSE") in Brazil

On March 18, 2022, the Brazilian legislature removed a prior presidential veto on an article from Law 14,148/2021 that introduced a Temporary Tax Exemption for taxpayers in the tourism and events sector. As a result of the removal, the article has been re-included in Law 14,428/2021 and is effective as from that date.

Law 14,148/2021, published on May 3, 2021, established several emergency actions by the government to offset the economic effects of the COVID-19 pandemic for the tourism and events sector (“Programa Emergencial de Retomada do Setor de Eventos y Turismo” or "PERSE"). Benefits include for a 60-month period a 0% rate for corporate income taxes (Corporate Income Tax “IRPJ” and Social Contribution on Net Income “CSLL”) and 0% rate on federal gross revenue taxes (Contribution to the Social Integration “PIS” and Contribution to Social Security Financing “COFINS).

Ordinance ME number º 7.163/2021, defined the codes of the National Classification of Economic Activities (CNAE) that are considered as an event sector, including the provision of tourist services, pursuant to article 21 of the Law on National Tourism Policy.

Therefore, taxpayers that fulfilled the requirements of the Law and regulations are fully and legally viable to use the benefit. Our Brazilian subsidiary obtained the benefit of the program and has implemented it since March 2022.

During the year ended December 31, 2022, we accounted for an income tax effect of $6.8 million.

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
Argentina
Technology District Parque Patricios in Argentina
Since 2013 we have been the beneficiary of a partial tax exemption, applicable until January 31, 2029, under Buenos Aires Municipal Laws No. 2,972 and 6,392, which include, among others, the turnover tax reduction. This benefit implies the reduction, from the turnover tax, of any revenue directly connected to services performed through software applied to e-commerce that are performed within the designated technology district located in Parque Patricios in the city of Buenos Aires, only when: (i) said entity/person is registered under the Economic Districts Registry; and (ii) the entity/person keeps or increases the number of employees hired at the time of registration.

Knowledge-based Economy Promotional Regime in Argentina
On June 10, 2019, the Argentine government enacted Law No. 27,506 (also known as “Knowledge-based Economy Promotional Regime or “Knowledge Law”), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from specified activities. The Knowledge Law allows companies that were already benefiting from the software development law to apply for tax benefits under the law. The regime was suspended on January 20, 2020, until new rules for its application were issued. On October 7, 2020, changes to the Knowledge Law were finally approved by Congress. The approved regime is effective from January 1, 2020 through December 31, 2029.
In October 2020, the Argentine Congress approved a new Knowledge Based Economy Law. The approved regime is effective as of January 1, 2020 until December 31, 2029. Based on the amended promotional regime, eligible companies that meet specified criteria, are entitled to (i) a reduction of the income tax up to 60% (60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the knowledge-based economy promotional regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). The tax credit may be used within 24 months from its issuance date (this period can be extended for an additional 12 months in certain cases) to offset federal taxes, such as VAT (excludes income tax).
In December 2020, the Argentine government issued Decree No. 1034/2020, which set the rules to implement the provisions of the Knowledge Law. Eligible companies must enroll in a registry according to the terms and conditions established by the Application Authority, which will verify compliance with the requirements. The Decree also set the mechanism for calculating the level of investment in research and development, the level of employee retention, exports, among others. It also establishes that exports of services from companies participating in this regime will not be subject to export on services duties. On January 13, 2021, Argentina’s Ministry of Productive Development, the government entity in charge of implementing the knowledge-based economy promotional regime, issued Resolution No. 4/2021 which was followed by Disposition No. 11/2021 issued by the Under Secretariat of Knowledge Economy on February 12, 2021. Both rules establish further details on the requirements, terms, conditions, application, and compliance procedures to be eligible under the promotional regime.
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

On January 14, 2022, the Under Secretariat of Knowledge Economy issued the Disposition 33/2022 by which our Argentine subsidiary Despegar.com.ar S.A. obtained the registration in the National Registry of Beneficiaries of the Knowledge-Based Economy Promotional Regime, created by Article 3 of Law No. 27,506, as amended. Tax benefits granted pursuant to the promotional regime to Despegar.com.ar S.A. were retroactive to January 1, 2020 and therefore during the years ended December 31, 2022, 2021 and 2020, we accounted for an income tax expense of $0.8 million, an income tax benefit of $0.3 million and $2.1 million, respectively.
Corporate Income Tax Reform
In June 2021, the Argentine Congress enacted Law 27,630, which increased the corporate income tax rate for tax years beginning January 1, 2021 and onwards. The law replaced the 30% fixed tax rate with a progressive tax scale that applied as follows: a) for accumulated net taxable income up to $5 million Argentine Pesos, a 25% tax rate on accumulated net taxable income; b) for accumulated net taxable income from $5 million Argentine Pesos to $50 million Argentine Pesos, a tax payment of $1.25 million Argentine Pesos plus a 30% tax rate on accumulated net taxable income exceeding $5 million Argentine Pesos; c) for accumulated net taxable income exceeding $50 million Argentine Pesos, a tax payment of $14.75 million Argentine Pesos plus a 35% tax rate on accumulated net taxable income exceeding $50 million Argentine Pesos. The mentioned thresholds are subject to inflation adjustment from 2022 onwards. In addition, the new law permanently extended the 7% withholding tax currently in force to dividend distributions.
Duties on Export of Services

In September 2018, the Argentine government issued the Decree 793/2018 which established a temporary duty on exports of services of 12% with a maximum limit of AR$4 per each dollar of export invoice amount. This duty was applicable for exports of years 2019 and 2020. In December 2019, Decree No. 99/2019 reduced the percentage from 12% to 5% without limit of Argentine pesos per dollar, to become effective from January 1, 2020 until December 31, 2021.

In December 2020 the Argentine government issued Decree 1034/2020, which regulates the Knowledge-Based Economy Law, and provides that duties on export services will be taxed at a 0% tax rate when such services are exported by entities registered under the National Registry of Beneficiaries of the Knowledge-Based Economy Promotional Regime. Additionally, Resolution 4/2021, published on January 14, 2021, which was followed by Disposition N° 11/2021 issued by the Under Secretariat of Knowledge Economy on February 12, 2021, provides that this benefit, for those entities that were registered under the Software Promotion Law, will be granted as from January 1, 2020 and the 0% duty rate will be applicable for services exported from the date in which Decree 1034/2020 entered into force (December 22, 2020).

Our Argentine subsidiary obtained the registration in the National Registry of Beneficiaries of the Knowledge-Based Economy Promotional Regime on January 14, 2022 and therefore is not subject to export of services duties since December 22, 2020.
Reverse Withholding Tax for an Inclusive and Solidarity Argentina (PAIS) and General Resolution No. 4815/2020.
Effective as of December 23, 2019, a new reverse withholding tax (Tax for an Inclusive and Solidarity Argentina (PAIS)) was created in Argentina. The 30% tax applies on the purchases by Argentinean residents of foreign services through credit and debit cards; services to be provided outside Argentina, contracted through Argentine travel and tourism agencies –wholesale or retailers–; and the acquisition of international passenger transport services (by land, air, aquatic and road). Furthermore, the Argentine Federal Tax Authorities (AFIP) issued on September 16, 2020 General Resolution No. 4815/2020, which imposed an additional 35% reverse withholding tax applicable on same transactions by Argentine residents. That General Resolution had two main reforms during 2022. The first one was enacted on July 7, 2022 by the General Resolution No 5232/2022 and through this reform, the 35% rate was increased up to a 45%. The second reform was enacted on October 12, 2022 by the General Resolution No 5272/2022, which established another additional 25% reverse withholding tax applicable on the same transactions by Argentine residents.

Uruguay
We operate as a free trade zone user of the Zonamerica Free Trade Zone in Montevideo, Uruguay (the “Free Trade Zone”), under Law No. 15,921 and its corresponding regulations. No domestic Uruguayan tax whatsoever applies in the Free Trade Zone, except for social security contributions for any Uruguayan employees. No social security contributions are required for non-Uruguayan employees, so long as they do not exceed 25% of the personnel working in the facility located in the Free Trade Zone. In addition, the inflow of goods and services to the Free Trade Zone, as well as their outflow abroad, are tax exempt. The movement of goods and services into a Free Trade Zone from a non-Free Trade Zone Uruguayan territory is treated as an export and therefore also exempt from VAT and the Specific Internal Tax (Impuesto Específico Interno or “IEI”). On the other hand, if goods are introduced into a non-Free Trade Zone Uruguayan territory from a Free Trade Zone, the corresponding import tax will apply. Exporting services from a Free Trade Zone to a non-Free Trade Zone Uruguayan territory is generally prohibited with certain exception for operations with related parties. By law, the Uruguayan state is liable for damages if the tax exemptions, benefits and rights of users of Free Zones granted pursuant to the law are not fulfilled during the term of their contracts.
Regulations Related to Foreign Currency and Exchange Rates
There are also laws and regulations that address foreign currency and exchange rates in many of the countries in which we operate. In certain countries where we operate, we need governmental authorization to pay invoices to a foreign supplier or send money abroad due to foreign exchange restrictions. See “Item 3. Key Information — D. Risk Factors—Risks Related to Latin America—We are subject to significant foreign currency exchange controls in certain countries in which we operate.” and "Item 10. Additional Information — D. Exchange Controls."
Legal Proceedings
We are party to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount or range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operation for a particular reporting period.
As of December 31, 2022 and 2021, we have reserved an amount of approximately $8.8 million and $13.4 million to cover for probable losses, respectively.
We are not currently of any party to any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition and results of operation, other than as set forth below.
Brazil
Between May and July 2016, Booking.com filed several complaints against us alleging that (i) we offered higher prices to Brazilian consumers than those offered to foreign consumers for the same accommodation during the same period of time (“geopricing”) and (ii) we made accommodations unavailable for Brazilian consumers whereas foreign consumers were allowed to book the same accommodations (“geoblocking”). Based on these allegations, Booking.com requested that the public prosecution offices order us to pay penalties and/or prohibit the alleged practices. As a consequence of the complaints, we have pending lawsuits from Booking.com disputing the allegations made by Booking.
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

In June 2018 the Consumer Defense Office of the Department of Justice issued a decision against Decolar and condemned it to pay a fine in the amount of R$7.5 million, on the grounds of alleged geopricing and geoblocking practices and obligated Decolar to cease such practices. Although we received an unfavorable decision at the administrative level, we have filed a claim seeking to declare the fine null and void. We currently are in the discovery stage in that proceeding.
In addition, in January, 2022, the Consumer Defense Office issued another fine against Decolar in the amount of R$1.2 million. Decolar disputed the fine in the administrative level and received an unfavorable decision. Decolar then filed a claim against that Office in order to declare the fine null and void. We are currently waiting for the decision of the Court.
Although we believe our Brazilian subsidiary has meritorious defenses to these proceedings, we cannot assure what the ultimate outcome of this matter will be. The final resolution of these claims, which could take several years, is not likely to have a material effect on our financial position or results of operation
Mexico
As in Brazil, Booking.com filed a claim in Mexico accusing our Mexican subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claim was filed before the Office of the Federal Prosecutor for the Consumer in 2019 and we were notified in February 2021. In September 2021, the Office of the Federal Prosecutor for the Consumer rejected Booking’s allegations. Booking may appeal the decision. Although we cannot guarantee the outcome on such proceedings, which could take several years, we do not expect this decision to have a material adverse effect on our financial position or results of operations.
Argentina
As in Brazil and Mexico, Booking.com filed two claims in Argentina accusing our Argentine subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The claims were filed before the National Consumer Protection Office (August 2019), and the National Unfair Competition Office (November 2019). In the first claim, Despegar filed its response rejecting plaintiff’s allegation and introducing a counterclaim, asserting that it was Booking.com and not Despegar who carried out misleading practices against consumers. We also accused Booking of lacking the compulsory license granted by the Tourism Ministry to sell tourism products in Argentina. On December 23, 2019 the National Consumer Protection Office rejected the claim filed by Booking and ordered an investigation against it, to be carried out before the National Ministry of Tourism. In the second claim (filed before the National Unfair Competition Office in November 2019) we filed our response rejecting plaintiff’s allegation on the same basis used on the case before the Consumer Protection Office. In February 2021, the Unfair Competition Office also rejected the claim against Despegar. We are currently waiting for the claims to be officially finalized.
Colombia
As in Brazil, Argentina and Mexico, in 2018 Booking.com filed a claim in Colombia accusing our Colombian subsidiary of carrying out certain illegal practices (geopricing and geoblocking) by favoring foreign consumers versus local consumers. The administrative claim before the Consumer Defense Office (“SIC”) has been pending since 2018. Pursuant to applicable law, the SIC had until April 1, 2022 to be able to impose a fine or sanction on this matter. As of the date of this Annual Report the SIC has not issued a decision and, therefore, we will not take any action relating to this matter.
Chile
The Chilean National Consumer Office (SERNAC) filed a class action against Despegar and Viajes Falabella on behalf of all consumers who bought tourist services during the period between December 25, 2019 and December 10, 2021. The allegations include that customers were limited to cancel or reschedule their trips or had to pay fines in connection therewith; there was a delay in the reimbursement of amounts due to customers and that Despegar and Viajes Falabella have abusive clauses in their contracts. SERNAC is looking for the immediate suspension of the alleged conduct, and to declare null all contracts entered into within that period, the fines imposed and the compensation to be paid to all customers. The lawsuit is in the discovery phase. Currently we cannot quantify the exposure for the Company.

Human Capital Management

People, Company Culture and Total Rewards
At Despegar, our mission is to create great experiences so that travel can enhance people's lives. As of December 31, 2022, we have a team of 4,543 employees across nine countries focused on using our extensive data and technology to create amazing travel experiences.
We aim to go above and beyond to take care of our people - giving them opportunities to grow and develop, and provide benefits that allow them to fuel their passion for travel and resources to help them take care of their well-being. While the competition for talent is fierce, particularly in Argentina, where our headquarters are located, we believe we offer something different: an opportunity to strengthen connections, broaden horizons and bridge divides through travel. We know the power of travel and understand the amazing things we can achieve by making it more accessible to everyone. In order for us to do that, we focus on attracting and retaining the best and brightest people. To that end, we offer competitive compensation and differentiated benefits, including healthcare and retirement programs, wellness and travel reimbursement, an employee assistance program, an employee stock purchase program, time-off programs, volunteer days off, a transportation program, onsite medical care and travel discounts, among others.
Inclusion and Diversity
To best serve our employees, customers, partners and community, we aim to build inclusive and diverse workplaces that prioritize and value a sense of belonging, respect, voice and equal opportunity, with initiatives such as:
•employee-led inclusion business groups, which are employee resource groups focused on promoting awareness related to race, ethnicity, sexual orientation, military status, disability and gender, as well as ally ship for underrepresented identities;
•learning programs addressing bias and exclusive practices within traditional recruitment, hiring and marketing processes;
•an employee onboarding program that includes a robust focus on intercultural awareness, ally skills and our inclusion business groups;
•the utilization of employee surveys and external benchmarking to understand and address identity-based trends in order to set clear goals, create strategies and measure progress for increased headcount, hiring, compensation, advancement and retention of underrepresented employee groups; and
•programs with our travel partners to focus on underserved travelers and drive industry engagement related to inclusion and diversity, and participation in outreach related to these efforts in local and global communities.
Environmental Matters
We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We are always looking for opportunities decrease our carbon footprint and our carbon reduction measures currently are focused mainly on reducing energy consumption and improving energy efficiency at our headquarters.
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
C.Organizational Structure
Despegar.com, Corp. is a holding company organized in the British Virgin Islands, which owns, directly or indirectly, all of our operating subsidiaries. The diagram below depicts the organizational structure of our key subsidiaries:

Despegar.com, Corp. (BVI)
Decolar.com, Inc. (USA)
Koin (BVI) Limited
(Uruguay)
(Uruguay)
S.A. de C.V. (Mexico)
DFinance Holding Ltda. (Brazil)
S.A. (Brazil)
(Dominican Rep.)
Viajes Beda, S.A. de C.V. (Mexico)
AM BD GP JV, S.A.P.I. de C.V. (Mexico)
Click Hoteles.com, LLC (USA)
South Net Turismo S.A.U. (Argentina)
Jamiray International S.A. (Uruguay)
South Net Chile SpA.
(1)
BD Travelsolution, S. de R.L. de C.V. (Mexico)
Transportu rist S.A. de C.V. (Mexico)
Despegar.com.ar S.A. (Argentina)
Decolar.com Ltda. (Brazil)
Despegar.com México, S.A. de C.V.
Despegar.com USA, Inc.
Despegar.com Perú S.A.C.
DespegarEcuador S.A.
Satyloa S.C.A. (Uruguay)
Badurey S.A. (Uruguay)
Holidays S.A. (Uruguay)
Despegar Colombia S.A.S.
Despegar.com Chile SpA.
Stays S.A. (Brazil)
Servicios Online 3351 de Venezuela, C.A.
Rivamor S.A. (Uruguay)
Travel Reservations S.R.L. (Uruguay)
References:
Travel agency
Holding company
Koin business
Dormant

(1) In liquidation.
(2) In merger process.

D.Property, Plants and Equipment
The following table shows the location of our significant leased offices and customer service centers, and the term of the leases under which they operate.

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date

Buenos Aires, Argentina	Argentina operation and regional functions (to be returned at expiration of the term. We are in the process of moving our headquarters to our owned facility located at Avenida Jujuy 2013, Buenos Aires)	Juana Manso 1069, 5 Floor	2,406	05/21/2023

La Plata, Buenos Aires Argentina	Argentina operation	Camino Centenario esq. 511, La Plata	1,400	02/28/2023

Santiago, Chile	Chile operation	Cerro El Plomo 6000, office 401, Las Condes	440	09/25/2027

Bogotá, Colombia	Colombia operation and customer service center	Calle 26 No 92-32 BTS 3, 2nd Floor	1,467	01/31/2023

Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	2,092	03/31/2026

Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajaú 219	2,862	05/14/2028

Sao Paulo, Brazil	Brazil operation (Koin)	Av. Paulista 2421, 13th floor, Bela Vista	538	12/31/2023
Rio de Janeiro, Brazil	Brazil operation (Stays)	Rua Siqueira Campos, 43, cobertura 01	750	08/01/2027
Ciudad de Mexico, Mexico	Mexico operation	Av de los Insurgentes Sur 1457, Insurgentes Mixcoac	255	09/30/2025
Ciudad de Cancún, Mexico	Quintana Roo	Av. Bonanpak Sm 10 Mz 2 Lote 7	3,856	10/31/2024
Playa del Carmen, Mexico	Mexico operation	Lote 11, Manzana 318, Zona 1, Playa del Carmen , Quintana Roo	383	03/31/2024
Lima, Peru	Peru operation	Av. Ricardo Rivera Navarrete 495, San Isidro	643	04/30/2026
We also own an approximately 2,077 square meter facility at Avenida Jujuy 2013 in the Parque Patricios technology district of Buenos Aires, Argentina, which houses part of our Argentina operations including IT support and will shortly also house our operations and regional functions. We also own a 303 square meter facility at Sanchez de Loria 2395, 4 Floor, also in the Parque Patricios technology district of Buenos Aires, which we intend to sell.

As part of our Mexican operations, Best Day leases approximately 116 small kiosks, mainly in hotels and shopping centers, which house part of our sales operations and approximately 92 vans for providing transportation to customers who contract destination services.
Our properties are geographically distributed to meet our regional operating requirements, and none of our properties are individually material to our business operations. Many of our leases have an option to renew, and we believe that we will be able to successfully renew expiring leases on terms satisfactory to us if needed. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed. We continue to review the location of our offices and from time to time may change locations to a place where we better address the needs of our employees, customers and business. In 2022 we closed a few locations and we may decide to close or move additional locations in 2023.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are also known by our brands Best Day, BD Experience and HotelDo, which we acquired in October 2020. In Chile, we are also known by the brand Viajes Falabella, an offline travel agency with online presence, acquired in June 2019, for which we currently have a license. Koin is our online payment and consumer lending services platform in Brazil, which we acquired in August 2020. During 2022, as part of our regional consolidation strategy, we acquired Viajanet and a 51% ownership stake in Stays, further enhancing our B2C and B2B offerings.
We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to our travel customers.
Segment Information

We determine our operating segments based on how our chief operating decision makers (“CODM”) manage our business, make operating decisions and evaluate operating performance. Effective for our fiscal year 2022, our CODM changed their internal reporting to refine the way they view our financial services business and its interaction with our travel business. Additionally, we started allocating certain expenses to our segments which were previously considered part of our corporate structure and were unallocated. These changes resulted in revisions to the financial information provided to the CODM on a recurring basis in their evaluation of our financial performance and the decision-making process.

Accordingly, we changed our segment reporting under ASC 280 “Segment Reporting” to report three reportable segments: “Air”, “Packages, Hotels and Other Travel Products” and “Financial Services”. We recast previously reported segment financial information for the years ended December 31, 2021 and 2020 to reflect our new reportable segments.

Our new segment reporting is as follows:

Travel Business:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products”.

•Our “Air” segment primarily consists of the sale of airline tickets and excludes airline tickets that are packaged with other non-airline flight products.

•Our “Packages, Hotels and Other Travel Products” segment primarily consists of the sale of travel packages (which can include airline tickets), as well as stand-alone sales of hotel rooms, vacation rentals, car rentals, travel insurance and destination services.

Both of these segments also include the sale of advertisements and incentives earned from travel suppliers.

Financial Services Business:

Our financial services business is comprised of one reportable segment:

•Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial” segment also consists of payments processing, fraud identification, credit scoring and IT services to our travel business and to third-party merchants.

For the years ended December 31, 2022 and 2021, all of our loans receivable were originated to consumers in Brazil. As of
December 31, 2022, and 2021, 61% and 84% of loans receivable, respectively, were originated to consumers seeking to buy travel products and services in our Brazilian travel subsidiary, Decolar, and the remaining comprised loan receivable originated to consumers seeking to buy products with other merchants. See Note 10 to our consolidated financial statements for additional information.

Generally, our segment disclosure does not include intersegment revenues related to intra-group invoicing for the use of trademarks and various management services which are eliminated from the operating results of each segment. Intersegment transactions are conducted according to our transfer pricing policy. However, our segment disclosure does include intersegment revenue consisting mainly of credit card processing services provided by Koin to our travel business’ subsidiaries. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within the "Intersegment eliminations" column.
In 2022, 40.1%, 59.1% and 0.8% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively. In 2021, 36.7%, 63.1% and 0.2% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively. In 2020, 47.8%, 52.1% and 0.1% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively.
For the years ended December 31, 2022, 2021 and 2020, we generated:
•consolidated net revenue of $538.0 million, $322.8 million, and $131.3 million;
•consolidated operating loss of $1.8 million, $95.9 million and $177.2 million;
•consolidated net loss attributable to Despegar.com, Corp. of $68.5 million, $104.6 million and $142.6 million, respectively;
•consolidated Adjusted Segment positive/(negative) EBITDA attributable to our Air segment of $18.0 million, $(21.5) million and $(33.0) million;
•consolidated Adjusted Segment positive/(negative) EBITDA attributable to our Packages, Hotels and Other Travel Products segment of $42.3 million, $(4.8) million and $(84.7) million;
•consolidated Adjusted Segment (negative) EBITDA attributable to our Financial Services segment of $(18.3) million, $(13.8) million and $(4.1) million; and
•total consolidated positive/(negative) Adjusted EBITDA of $41.9 million, $(40.1) million and $(121.8) million.
Trends
Impact of COVID-19
The COVID-19 pandemic significantly affected the level of economic activity around the world and had an unprecedented effect on the global travel industry. Since the first quarter of 2020, the governments of many countries implemented a variety of containment measures, including travel restrictions, bans and advisories, instructions to practice social distancing, curfews, quarantine advisories, including quarantine restrictions after travel in certain locations, shelter-in-place orders, required closures of non-essential businesses, vaccination mandates or requirements for businesses to confirm employees’ vaccination status, and other restrictions. The COVID-19 pandemic also had broader economic impacts, including an increase in unemployment levels and reduction in economic activity, which led to a recession in 2020 and further reduction in consumer or business spending on travel activities. These impacts had a significant adverse effect on travel suppliers and travelers on whom our business relies.
With the availability of vaccines increasing familiarity with the virus, as well as the evolution of milder COVID-19 variants, most COVID-19 related travel restrictions have been lifted, and countries around the world have reopened their borders for foreign travel. During 2021 economies recovered and led to more travel activity, particularly at the end of the year. In 2022, travel activity has increased significantly, however, travel activity has not yet reached pre-pandemic levels.
In 2020, given the severe downturn in the global travel industry which results in unprecedented levels of cancellations and customer refunds and lower new bookings, we experienced a 75% decrease in revenue as compared to 2019. In 2021, our revenues showed signs of recovery and increased 146% as compared to 2020. In 2022, our revenues increased 67% as compared to 2021, although they did not reach pre-pandemic levels. We also experienced unfavorable working capital trends and negative cash flows from operations in 2020 and 2021, although the level of negative cash flow moderated as booking trends improved and cancellations stabilized. In 2022, with the increase in travel activity we achieved positive cash flows from operations.
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
In September 2020, we issued convertible and non-convertible preferred stock and warrants to strengthen our liquidity position, in an aggregate gross proceeds of $200 million. The losses incurred in 2022, 2021 and 2020 due to the effects of the COVID-19 pandemic increased our accumulated deficit to $643.3 million, which in turn led to a shareholders’ deficit of $127.2 million as of December 31, 2022. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue.
Even though there have been improvements in the economic and operating conditions for our business in 2021 and 2022 since the outset of the COVID-19 pandemic, we cannot predict the long-term effects of the pandemic on our business or the travel industry as a whole. A resurgence in the spread of new variants of COVID-19, or the emergence of new pandemics, or the widespread concern of contagious diseases, could impact economic activity and travel and, consequently, could adversely affect our business.
Long-term trends
We believe that our results of operations and financial performance will be driven primarily by the following long-term trends:
•Growth in and Retention of our Traveler Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. During the 2022, 2021 and 2020, approximately 57%, 53% and 58%, respectively, of our travel customers had completed previous purchases on our platform.
•Cross-Selling: Our financial results are also driven by our ability to cross-sell and increase the number of products that we are able to sell in connection with each trip, which allows us to increase our revenue from each transaction without incurring the costs of acquiring additional travel customers.
•Changes in Product Mix and New Product Offerings: In addition to the total volume of transactions, our operating results also vary depending on product mix. In particular, packages and hotels tend to have higher margins than air travel. In addition, we continually seek to expand our product offerings, whether by adding new product categories, such as our introduction of our local concierge and vacation rentals products, which may have higher or lower margins than our overall business, or by the expansion of our travel supplier base.
•Shift to Mobile Transactions: As smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2022, 2021 and 2020, mobile accounted for approximately 73%, 72% and 71%, respectively, of all of our user visits, and approximately 50% of our transactions were completed on our mobile platform for 2022 and 2021, and 48% for 2020, complementing our desktop website traffic. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings.
•Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2021, our selling and marketing expenditures increased $38.0 million, or 66.3% as compared to 2020, when as part of our cost-savings measures in connection with the COVID-19 pandemic, we reduced our selling and marketing expenses significantly. During 2022, our selling and marketing expenditures increased $69.9 million, or 73.3%, as compared to 2021.
Recent Acquisitions
The comparison of our results of operations for 2022, 2021 and 2020 are affected by the timing and size of our consolidated acquisitions.
On January 31, 2022, we finalized the purchase of the remainder 16% of Koin and on June 1, 2022, we acquired Viajanet which we consolidated for seven months in our fiscal year 2022. On July 1, 2022, we completed the acquisition of a 51% ownership stake in Stays, which we accounted for as an equity investment.

We did not complete any acquisitions during our fiscal year 2021.

In October 2020, we acquired Best Day Group which we consolidated for three months in our fiscal year 2020, and in August 2020, we acquired an 84% ownership stake in Koin, which we consolidated for four months in our fiscal year 2020.
Seasonality
We generally experience seasonal fluctuations in the demand for our travel services. Our most significant markets in the Southern hemisphere are Brazil and Argentina, where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Our most significant market in the Northern hemisphere is Mexico, where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel.
The continued growth of our international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market-driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends.
Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in this Annual Report may not be the same as those for any subsequent quarter or full year.

The COVID-19 pandemic disrupted our typical seasonal pattern for bookings, revenue, profit, and cash flows during 2020 and 2021. Significantly higher cancellations and reduced booking volumes, particularly in the first half of 2020, resulted in material operating losses and negative cash flow. Booking and travel trends improved in the second half of 2020 and throughout 2021 and 2022, and in 2022 have generally returned to historic seasonality.
Reclassifications
We revised the presentation of credit loss expense on our consolidated statements of operations. Previously, we classified credit loss expense within general and administrative expenses. In line with the increasing significance of our financial services business and the impact of its credit loss expense to our consolidated operations, we determined that the credit loss expense would be more appropriately reflected in the financial statement line item cost of revenue. We reclassified our entire credit loss expense in our previous financial statements to be comparable with our current presentation.
The following table presents a summary of the amounts as reported and as reclassified in our consolidated statements of operations for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021		For the year ended December 31, 2020
	As reported	As reclassified	As reported	As reclassified
Cost of revenue	(157,003)	(160,240)	(85,518)	(103,825)
General and administrative	(86,931)	(83,694)	(94,722)	(76,415)

In addition, certain other comparative figures of our consolidated financial statements were modified to provide more detailed disclosures. This change has not impacted the total amount of assets, liabilities, net loss and total equity.

Revision of Previously Filed Consolidated Financial Statements

Subsequent to the issuance of our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 29, 2022, we identified errors in certain prior period amounts. Accordingly, we have corrected these errors in our consolidated financial statements and related notes as of and for the year ended December 31, 2022.

Error in the Presentation of the Statement of Cash Flows for the Year ended December 31, 2021:

We identified certain loans that had been reported as cash flows used in operating activities in the statement of cash flows for the year ended December 31, 2021, that should have been presented as cash flows used in investing activities. We therefore corrected the previously presented cash flows for these loans, and in doing so, the consolidated statement of cash flows for 2021 was adjusted to decrease net cash flows used in operating activities by $1.7 million with a corresponding increase in net cash flows used in investing activities.

Error in the “Valuation and qualifying accounts” Note for the Years ended December 31, 2021 and 2020:

We identified an error in the “Valuation and qualifying accounts” note included in our consolidated financial statements for the year ended December 31, 2021. The error related to the line “provision for cancellations” in the note. In the preparation of the note, certain actual deductions for cancellations were inadvertently netted out of the “Charges to earnings” column instead of being included as actual uses of the provision in the “Deductions” column. The error related only to a misallocation of charges and uses between columns on the note and did not change the beginning and ending balances of the provision for cancellations. Moreover, there is no change in the difference between the charge to earnings and the deductions. The error did not impact our consolidated financial statements or any other note for any period.

Error in the Calculation of Earnings per Share for the Years ended December 31, 2021 and 2020:

We identified an error in the calculation of the weighted common shares outstanding and consequently in the loss per common share for the years ended December 31, 2021 and 2020 included in our consolidated financial statements for the year ended December 31, 2021. In the calculation process, we did not exclude the number of common shares bought back during 2018 and 2019 and held in treasury to determine the number of outstanding common shares at the beginning of the periods, resulting in incorrect reported amounts related to basic and diluted loss per common share for the years ended December 31, 2021 and 2020.

The quantitative impact of the error on weighted average common shares outstanding and loss per share for 2021 and 2020 as follows:

	2021	2020
Net loss for the year (*)	(105,865)	(142,869)
Less: Net loss attributable to redeemable non-controlling interest (*)	1,237	282
Net loss for the year attributable to Despegar.com, Corp. (*)	$(104,628)	$(142,587)
Accretion of redeemable non-controlling interest (*)	(1,355)	(78)
Accretion of Series A non-convertible preferred shares (*)	(10,600)	(2,831)
Accrual of cumulative dividends of Series A non-convertible preferred shares (*)	(15,251)	(4,212)
Accrual of dividends of Series B convertible preferred shares (*)	(2,000)	(553)
Net loss for the year attributable to Despegar.com, Corp. common shareholders (*)	$(133,834)	$(150,261)
Numerator of basic and diluted losses per share (*)	$(133,834)	$(150,261)
Weighted average common shares outstanding - basic and diluted – as previously reported	81,625	73,001
Denominator of basic and diluted losses per share – as previously reported	81,625	73,001
Basic and diluted losses per share – as previously reported [A]	$(1.64)	$(2.06)
Weighted average common shares outstanding - basic and diluted – as revised	76,653	67,994
Denominator of basic and diluted losses per share – as revised	76,653	67,994
Basic and diluted losses per share – as revised [B]	$(1.75)	$(2.21)

Impact on loss per share

Understated by [A] – [B]	$0.11	$0.15
Impact in % ([B] – [A])/[A]	7%	7%

(*) No change from previously reported amounts

We have evaluated the materiality of the above mentioned errors based on an analysis of quantitative and qualitative factors and concluded that they were not material to the prior period financial statements, individually or in aggregate. See Note 2 to our consolidated financial statements for further details.
Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:
•it requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and
•changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
For more information on each of these policies, see Note 3 to our consolidated financial statements. We discuss information about the nature and rationale for our critical accounting estimates below.
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
Indefinite-Lived Intangible Assets. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of brands and domains, using the income approach under the relief-from-royalty method. The significant estimates used in the income approach under the relief from royalty method included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the royalty rates. This method assumes that the brands and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.
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
Goodwill Impairment Testing
As of December 31, 2022, we had an aggregate amount of goodwill of $138.6 million, of which $29.5 million relates to our Air segment, $103.3 million relates to our Packages, Hotels and Other Travel Products segment and $5.9 million to our Financial Services segment.
We test goodwill for impairment at the reporting unit level and the tests are performed as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. We compared the fair value of the reporting units to their carrying values. The fair value estimates of the reporting units are based on the present value of their future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing long-term growth rates and discount rates applied to the cash flow projections. The significant estimates used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, the anticipated duration of COVID-19 impacts and rates of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.

As of December 31, 2022, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill.

Based on our analysis, we concluded that the estimated fair value for each of our reporting units, as of December 31, 2022, was reasonable. In each case, the estimated fair value exceeded the respective carrying value. We concluded that the goodwill assigned to each reporting unit, as of December 31, 2022, was not impaired and that neither reporting unit was at risk of failing the goodwill impairment test as prescribed under U.S. GAAP.

2021 and 2020 Impairment Assessments

During 2021 and 2020, due to the severe and persistent negative effects that COVID-19 had on global economies, the travel industry, and our business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to our annual assessments in December 2021 and 2020, we deemed it necessary to perform various interim assessments of goodwill throughout 2021 and 2020. As a result of these assessments, we recognized goodwill impairment charges of $4.2 million and $0.6 million during 2021 and 2020, respectively, for certain of our reporting units.

The estimation of fair value reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth (gross bookings and net revenues), expected length and severity of the impact from the COVID-19 pandemic, the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of our control, such as the discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate fair value. Future events and changing market conditions may lead us to re-evaluate the assumptions reflected in the current forecasts, which may result in a need to recognize goodwill impairment charges that could have a material adverse effect on our results of operations.
Business Combinations
We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, in particular with respect to valuation of intangible assets acquired. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and trade names, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
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
As of December 31, 2022, we had a valuation allowance on certain foreign net operating losses and foreign tax credits based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our “Income tax expense” line in our consolidated statement of income.
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
We treat taxes on global intangible low-taxed income (“GILTI”) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs. See Note 21 to our consolidated financial statements for further additional information related to our income taxes.
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
Operating and Financial Metrics
Our operating results are affected by certain operating metrics, such as number of transactions and gross bookings, which we believe are necessary for understanding and evaluating our company. We also regularly review the following key financial metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions:

	Year Ended December 31,
	2022	2021	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	2,992	2,134	40.2
Mexico	1,614	1,849	(12.7)
Argentina	1,157	729	58.7
Other	2,551	2,097	21.6
Total number of transactions	8,314	6,809	22.1
By segment
Air	4,293	3,570	20.3
Packages, Hotels and Other Travel Products	3,938	3,224	22.1
Financial Services	83	15	453.3
Total number of transactions	8,314	6,809	22.1
Gross Bookings
By country
Brazil	$1,383,550	$642,081	115.5
Mexico	836,236	697,113	20.0
Argentina	845,415	391,580	115.9
Other	1,209,405	794,136	52.3
Total gross bookings	$4,274,606	$2,524,910	69.3
Total Payment Volume
By country
Brazil	75,686	30,412	148.9
Total payment volume	$75,686	$30,412	148.9
Financial Metrics
Consolidated revenues	$537,972	$322,843	66.6
Consolidated operating loss	$(1,753)	$(95,888)	(98.2)
Consolidated net loss attributable to Despegar.com, Corp.	$(68,521)	$(104,628)	(34.5)
Consolidated Adjusted positive/(negative) EBITDA (unaudited)	$41,932	$(40,105)	(204.6)
Consolidated Adjusted Segment positive/(negative) EBITDA:
Air	$17,953	$(21,536)	(183.4)
Packages, Hotels and Other Travel Products	$42,257	$(4,770)	(985.9)
Financial Services	$(18,278)	$(13,799)	32.5

	Year Ended December 31,
	2021	2020	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	2,134	1,940	10.0
Mexico	1,849	803	130.3
Argentina	729	457	59.5
Other	2,097	892	135.1
Total number of transactions	6,809	4,092	66.4
By segment
Air	3,570	2,435	46.6
Packages, Hotels and Other Travel Products	3,224	1,657	94.6
Financial Services	15	—	100.0
Total number of transactions	6,809	4,092	66.4
Gross Bookings
By country
Brazil	$642,081	$591,725	8.5
Mexico	697,113	270,870	157.4
Argentina	391,580	206,871	89.3
Other	794,136	362,845	118.9
Total gross bookings	$2,524,910	$1,432,311	76.3
Total payment volume
By country
Brazil	30,412	6,912	340.0
Total payment volume	$30,412	$6,912	340.0

Financial Metrics
Consolidated revenues	$322,843	$131,334	145.8
Consolidated operating loss	$(95,888)	$(177,217)	(45.9)
Consolidated net loss attributable to Despegar.com, Corp.	$(104,628)	$(142,587)	(26.6)
Consolidated Adjusted (negative) EBITDA (unaudited)	$(40,105)	$(121,813)	(67.1)
Consolidated Adjusted Segment (negative) EBITDA:
Air	$(21,536)	$(33,035)	(34.8)
Packages, Hotels and Other Travel Products	$(4,770)	$(84,655)	(94.4)
Financial Services	$(13,799)	$(4,123)	234.7
Number of Transactions
The number of transactions for a period is an operating measure that represents the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the "Buy Now, Pay Later" solution. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with travel customers in each of the countries where we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our travel customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.
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

Total Payment Volume
Total payment volume is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.
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
We calculate Adjusted Segment EBITDA with respect to each segment, as our net loss for the year adjusted for (1) provision for income taxes; (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring and reorganization charges. See note 22 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.
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
We calculate Consolidated Adjusted EBITDA as net loss for the year adjusted for (1) provision for income taxes; (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring and reorganization charges.
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

The table below provides a reconciliation of our consolidated net loss to Consolidated Adjusted EBITDA.

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Consolidated net loss	$(68,521)	$(105,865)	$(142,869)
Add (deduct):
Financial results, net	45,459	10,207	(12,910)
Income tax expenses/(benefit)	21,309	(230)	(21,438)
Depreciation and amortization expense	36,003	34,205	29,680
Impairment charges	—	5,106	1,917
Stock-based compensation expense	7,292	12,338	7,312
Restructuring and reorganization charges	—	4,041	13,360
Acquisition-related expenses	390	93	3,135
Consolidated Adjusted EBITDA (unaudited)	$41,932	$(40,105)	$(121,813)

Components of Results of Operations
Revenue
We generate revenue from our travel and financial services businesses. The majority of our revenues relates to our travel business for all years presented. We offer traditional travel services on a stand-alone and package basis generally either through the pre-pay/merchant or the pay-at-destination/agency business models. We primarily generate revenue as a result of facilitation services, either directly or through the use of affiliated travel agencies. We consider both the traveler and the travel supplier as our customers.
Under the pre-pay/merchant model, we provide travelers access to book hotel rooms, airline seats, car rentals and destination services through our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers. Travel suppliers generally bill us for travel products sold within a 12-month period from the check-out date. We recognize breakage incremental revenue from unbilled amounts when the period expires. Our revenues under the prepay/merchant model represented 85.0%, 83.9% and 78.1% of our total consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.
Under the pay-at-destination/agency model, travelers pay the travel supplier directly at the destination and travel suppliers pay us our earned commissions at a later date, generally after checkout. We receive service fees from travelers at the time of booking. Our revenues under the pay-at-destination model represented approximately 2.1%, 1.7% and 1.0% of our total consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have a contract with Expedia and its affiliates to offer through our platform hotel and other lodging products. The contract establishes agreed payment terms. In each of the years 2022, 2021 and 2020, 7.1%, 7.5% and 6.2% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions— Relationship with Expedia” and Note 24 of our audited consolidated financial statements. Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with travel suppliers; however, we cannot assure you that we will not experience more volatility in the future.

We also earn revenues as a result of offering financing to our travel customers and certain non-travel customers, primarily in Brazil. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rate. Our revenues represented approximately 0.8%, 0.2% and 0.1% of our total consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.
Major Sources of Revenue
Commissions and Service Fees
We facilitate the sale of travel products and services from our travel suppliers to travelers. We generally receive commissions in consideration for these facilitation services. Generally, we charge a service fee to travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e., modifications to the original terms of the reservations) as new bookings. Accordingly, we may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.
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
Our revenue from commissions and service fees represented 84.7%, 83.1% and 76.8% of our total consolidated revenues for 2022, 2021 and 2020, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or Global Distribution Services providers when we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case basis.
Incentive fee revenues represented 7.4%, 8.9% and 13.0%of our total consolidated revenues for 2022, 2021 and 2020, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Advertising revenues represented approximately 3.0%, 3.2% and 3.8% of our total consolidated revenues for 2022, 2021 and 2020, respectively.

Destination Services
In October 2020 we began offering tours, activities and transportation services to travelers through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a gross basis for these transactions because we are primarily responsible for providing the underlying travel services.
Our destination services represented approximately 2.6%, 2.5% and 2.3% of our total consolidated revenues for 2022, 2021 and 2020, respectively.
Interest Revenue

We earn revenues as a result of offering financing to our travel customers and certain non-travel customers, primarily in Brazil. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rates.

Interest revenue represented less than 0.8%, 0.2% and 0.1% of our total consolidated revenues for 2022, 2021 and 2020, respectively.
Others
Others includes breakage and loyalty revenues. Our other revenues sources are not material. Generally, our contracts with hotels and other travel suppliers provide for a 12-month period for invoicing us for past services. If an invoice is not received after that period, we recognize breakage revenue for the unbilled payable.
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
Cost of Revenue
Cost of revenue consists of: (1) credit card processing fees; (2) fees that we pay to banks relating to the travel customer financing installment plans that we offer; (3) costs of operating our fulfillment center, customer service and risk management; (4) costs borne by us as a result of credit card chargebacks, including those related to fraud; (5) costs related to funding our financial services business; (6) claims against us under consumer protection laws; (7) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and sales taxes (which are deducted from our revenue); (8) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue; (9) depreciation of property, plant and equipment related to our operation; (10) credit loss expense; and (11) other various costs.

During the second quarter of 2022, we revised our presentation of credit loss expense on our consolidated statements of operations. Previously, we classified credit loss expense within general and administrative expenses. In line with the increasing significance of our financial services business and the impact of its credit loss expense to our consolidated operations, we determined that the credit loss expense would be more appropriately reflected in the financial statement line item cost of revenue. We reclassified our entire credit loss expense for 2021 and 2020 to be comparable with our current presentation for the 2022 fiscal year.

The following table presents a summary of the amounts as reported and as reclassified for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021		For the year ended December 31, 2020
	As reported	As reclassified	As reported	As reclassified
Cost of revenue	(157,003)	(160,240)	(85,518)	(103,825)
General and administrative	(86,931)	(83,694)	(94,722)	(76,415)
Selling and Marketing
Selling and marketing expense is comprised of direct costs, including online marketing such as search engine and social media marketing, and offline marketing, such as television and print advertising. It also includes expenses of our selling and marketing personnel and related overhead usually distributed based on the percentage of our employees attributable to selling and marketing (for example, rent, facilities, depreciation, etc.). Selling and marketing expense also includes offline channel agent commissions, as well as commissions paid to certain third-party affiliates for sales that they generate through our systems. In addition, selling and marketing expense includes stock-based compensation expense related to senior manager level of selling and marketing personnel. Reductions on a per transaction basis are expected to continue as the economy scales. However, the impact on operating contribution will vary with the level of activity and average selling prices.
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
Furthermore, Technology and product development expense includes stock-based compensation expense related to senior manager level of technology and product development personnel.
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
Financial Results, Net
Our functional currency and the functional currency of certain of our subsidiaries, including our U.S., Uruguay, Ecuador and Argentina subsidiaries, is the U.S. dollar. The functional currency of our other subsidiaries is their respective local currency. Gains and losses resulting from transactions by each subsidiary in non-functional currency are included in financial income/(expense). Financial income/(expense) also includes gains and losses on certain derivative financial instruments that we use from time to time to manage our exposure to foreign exchange volatility.
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
Income Tax (Expense) Benefit
We are organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, we are treated as a U.S. corporation for tax purposes. Accordingly, we are subject to federal and state income tax in the United States, as well as foreign taxes in the multiple jurisdictions where we operate.
Comparison of Results of Operations 2022 to 2021

	Year Ended December 31,
	2022		2021
	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$537,972	100.0	$322,843	100.0	66.6
Cost of revenue	(182,898)	(34.0)	(160,240)	(49.6)	14.1
Gross profit	$355,074	66.0	$162,603	50.4	118.4
Operating expenses
Selling and marketing	$(165,150)	(30.7)	$(95,290)	(29.5)	73.3
General and administrative	(101,521)	(18.9)	(83,694)	(25.9)	21.3
Technology and product development	(89,992)	(16.7)	(74,743)	(23.2)	20.4
Impairment of long-lived assets and goodwill	—	—	(5,106)	(1.6)	(100.0)
Total operating expenses	$(356,663)	(66.3)	$(258,833)	(80.2)	37.8
(Loss) Gain from equity investments	(164)	—	342	0.1	(148.0)
Operating loss	(1,753)	(0.3)	(95,888)	(29.7)	(98.2)
Financial results, net	(45,459)	(8.5)	(10,207)	(3.2)	345.4
Loss before income taxes	$(47,212)	(8.8)	$(106,095)	(32.9)	(55.5)
Income tax (expenses)/benefit	(21,309)	(4.0)	230	0.1	NM
Net loss for the year	$(68,521)	(12.7)	$(105,865)	(32.8)	(35.3)
Net loss attributable to redeemable non-controlling interest	—	—	1,237	0.4	(100.0)
Net loss attributable to Despegar.com, Corp.	$(68,521)	(12.7)	$(104,628)	(32.4)	(34.5)
______________
Note: “NM” denotes not meaningful.

Consolidated Revenues
The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2022		2021
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$215,782	40.1	$118,456	36.7	82.2
Packages, Hotels and Other Travel Products	317,748	59.1	203,587	63.0	56.1
Financial Services	12,247	2.3	1,507	0.5	712.7
Intersegment eliminations	(7,805)	(1.5)	(707)	(0.2)	1,004.0
Total revenue	$537,972	100.0	$322,843	100.0	66.6
The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2022	2021
	(in thousands)
Commissions and service fees	$455,790	$268,442
Incentives	39,859	28,658
Advertising	16,166	10,227
Destination services	14,071	7,959
Interest revenue	4,114	788
Financial services (1)	328	13
Others (2)	7,644	6,756
Total revenue	$537,972	$322,843

(1)    Financial services include financial intermediation processing fees for merchant transactions and others.
(2)    Others includes breakage and loyalty revenue.

Our total number of transactions and gross bookings increased 22.1% and 69.3%, respectively, in 2022 as compared to 2021. This increase in transactions and gross bookings resulted in higher travel revenues of $533.5 million in 2022, a 65.6% increase as compared to $322.0 million in 2021. In addition, we generated consolidated financial services revenues of $4.4 million compared to $0.8 million in 2021.
Revenue from our Air segment increased $97.3 million, or 82.2%, in 2022 compared to 2021. Revenue from our Packages, Hotels and Other Travel Products segment increased $114.2 million, or 56.1%, in 2022 compared to 2021. Revenue from our Financial Services segment, including inter-segment operations, increased $10.7 million, or 712.7%, in 2022 compared to 2021.
Our commissions and service fee revenue increased $187.3 million, or 69.8%, in 2022, an increase of 96%, or $91.9 million, in our Air segment and an increase of 55.3%, or $95.5 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of the overall increase in travel demand due to the receding effects of the COVID-19 pandemic, and the impact of cancellations.
As compared to 2021, incentive revenue increased $11.2 million, or 39.1%, in 2022, an increase of 23.6%, or $4.7 million, in our Air segment, an increase 75.0%, or $6.5 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of higher threshold incentives received from airlines, hotels and other travel suppliers reflecting the recovery in travel activity.

Advertising revenue increased $5.9 million, or 58.1%, in 2022, an increase of 37.6%, or $1.2 million, in our Air segment, an increase 66.9%, or $4.8 million, in our Packages, Hotels and Other Travel Products segment. Advertising revenue increased due to higher demand for travel advertising given the receding effects of the COVID-19 pandemic.
Destination services increased $6.1 million, or 76.8%, in 2022 as a result of the increase in travel demand.
Interest revenue increased $3.3 million, or 422.1% in 2022, while financial services increased $0.3 million, or 2423.1%, in the same period, primarily due to the expansion in Koin's operations.
Other revenues increased $0.9 million, or 13.1%, in 2022, primarily as a result of the increase in travel demand.
Our consolidated revenue by business model is as follows:

	Year Ended December 31,
	2022	2021
	(in thousands)
Pre-pay model	$457,335	$270,891
Pay-at-destination model	11,364	5,342
Interest revenue	4,114	788
Others(1)	65,159	45,822
Total revenue	$537,972	$322,843
______________
(1)Others includes incentive fees, advertising, breakage and loyalty..
Cost of revenue
Our cost of revenue increased $22.7 million during 2022 mainly due to a $18.3 million increase in credit card processing fees resulting from higher transaction volumes due to industry recovery compared to 2021 and lower operational costs explained by lower COVID-19 impact compared to 2021. In addition, our bad debt expense related to our financial services segment increased $11.6 million due to an increase in risk of doubtful accounts in line with our growth in operations during 2022 as well as increased macroeconomic volatility specifically in Brazil. Increases in credit card processing and bad debt expenses were partially offset by a decrease in customer legal claims when compared to 2021.
Gross Profit
As a result of the factors described above, our gross profit was $355.1 million in 2022 as compared to $162.6 million in 2021. As a percentage of revenue, gross profit represented 66.0% and 50.4% in 2022 and 2021, respectively.
Selling and Marketing
Selling and marketing expense increased 73.3% to $165.2 million in 2022, as compared to $95.3 million in 2021. In 2022, as the travel industry continued to recover, we increased our brand and performance marketing spending by $ 50.5 million when compared to 2021. Further in line with the recovery trend, expenses related to sales representatives increased $8.7 million year on year as we continued to invest in our offline sales channel. In 2021, we incurred $1.3 million employee severance and benefit expenses due to restructuring costs associated with our cost savings plan, while in 2022, we did not incur any such cost.
General and Administrative
General and administrative expense increased 21.3% to $101.5 million in 2022, as compared to $83.7 million in 2021. Specifically, General and administrative expenses increased in 2022 by $4.8 million due to a payroll increase. Also contributing to the increase in General and administrative expenses was a $3.3 million one-time expense related to the consolidation of Viajanet. In 2021 our General and administrative expenses were impacted by $1.5 million in employee severance expenses and other reorganization costs as part of the cost savings plan in response to COVID-19, which we did not incur in 2022.

Technology and Product Development
Technology and product development expense increased 20.4% to $90.0 million in 2022, as compared to $74.7 million in 2021. The increase was primarily due to a $13.0 million increase in payroll. Our technology and product development expenses were impacted in 2021 by $1.1 million in employee severance expenses and other reorganization costs as part of the cost savings plan in response to COVID-19. Additionally, in 2022 we incurred $1.4 million in severance expenses as part of our normal course of business in 2022.
Impairment Charges
During 2022, we did not recognize any impairment charge related to our goodwill, indefinite-lived and definite-lived intangible assets or other long-lived assets.

During 2021, we deemed it necessary to perform various interim assessments of goodwill throughout 2021. As a result of these assessments, we recognized goodwill impairment charges of $4.2 million during 2021, for certain of our reporting units. Also, during 2021, we recognized impairment charges of $0.9 million related to certain customer relationship assets related to Best Day in Mexico and Viajes Falabella in Peru.
(Loss) / Gain from Equity Investments
During 2022, we recorded a loss in our equity investments of $0.2 million as compared to a gain of $0.3 million in 2021. Our results from equity investments are not significant.
Operating Loss
In 2022, we had an operating loss of $1.8 million compared to an operating loss of $95.9 million in 2021, primarily caused by a significant increase in travel activity as the effects of COVID-19 receded.
Financial Results, Net
In 2022, we had a net financial expense of $45.5 million as compared to a net financial expense of $10.2 million in 2021. The change in financial result was primarily driven by a net foreign exchange loss of $35.1 million, mainly due to non cash capitalized IT adjustments related to changes in foreign exchange rates in Argentina, as compared to net foreign exchange loss of $4.8 million in 2021. Results were further impacted by a net gain on derivative financial instrument of $2.9 million compared to a loss of $1.1 million in 2021 and factoring fees reaching $18.5 million derived from a substantial increase in travel activity, compared to $5.4 million in factoring fees in 2021.
Income Tax Benefit
Our effective tax rate is defined as income tax expense as a percentage of net income before income tax expense.
The following table summarizes the changes in our effective tax rate for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	(in percentages)
Effective Tax Rate	45.1%	0.2%

Income taxes are determined by each subsidiary on a stand-alone basis according to income tax law of each jurisdiction.

Our effective tax rate for the year ended December 31, 2022 was 45.1%, which was higher than the effective tax rate of 0.2% for the year ended December 31, 2021 mainly due to changes in valuation allowance of deferred tax assets primarily in Brazil, the United States and Mexico based on a recoverability analysis for the upcoming years; increase in foreign non-creditable withholding tax; decrease in impact of uncertain tax positions; effects of non-deductible expenses; and the impact of the new promotional regime “Programa Emergencial de Retomada do Setor de Eventos y Turismo” in Brazil. For more information about this regime see Note 21 to our consolidated financial statements.

Net Loss
In 2022, we had a net loss of $68.5 million as compared to a net loss of $105.9 million in 2021 as a result of the factors described above.
Net Loss Attributable to Redeemable Non-Controlling Interest
We redeemed non-controlling interest in our subsidiary Koin in January 2022. The net loss attributable to the redeemable non-controlling interest was $1.2 million in 2021.
Net Loss Attributable to Despegar.com Corp.
In 2022, we had a net loss of $68.5 million compared to a net loss of $104.6 million in 2021 as a result of the factors described above.
Adjusted Segment EBITDA

	Year Ended December 31,
	2022	2021
	(in thousands)
Air	$17,953	$(21,536)
Packages, Hotels and Other Travel Products	$42,257	$(4,770)
Financial Services	$(18,278)	$(13,799)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 22 — Segment Information in the notes to the consolidated financial statements for additional information.
Our Air segment Adjusted EBITDA increased during 2022, to $18.0 million compared to negative Adjusted EBITDA of $21.5 million in 2021, resulting from significantly higher revenues due to the receding effects of the COVID-19 pandemic compared to 2021, which drove meaningful gross bookings and revenue increases.
Our Packages, Hotels and Other Travel Products segment Adjusted EBITDA increased to $42.3 million during 2022, compared to (negative) Adjusted EBITDA of $4.8 million in 2021, resulting from significantly higher revenues due to the receding effects of the COVID-19 pandemic when compared with 2021.
Our Financial services segment Adjusted EBITDA decreased to negative $18.3 million during 2022, compared to negative Adjusted EBITDA of $13.8 million in 2021, primarily resulting from the investments related to the company’s plans to expand the financial services business in Brazil, as well as the negative impact given the volatile macroeconomic environment in Brazil, which in addition to increasing interest rates led to rising delinquency rates.

Comparison of Results of Operations 2021 to 2020

	Year Ended December 31,
	2021		2020
	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$322,843	100.0	$131,334	100.0	145.8
Cost of revenue	(160,240)	(49.6)	(103,825)	(79.1)	54.3
Gross profit	162,603	50.4	27,509	20.9	491.1
Operating expenses
Selling and marketing	(95,290)	(29.5)	(57,292)	(43.6)	66.3
General and administrative	(83,694)	(25.9)	(76,415)	(58.2)	9.5
Technology and product development	(74,743)	(23.2)	(67,043)	(51.0)	11.5
Impairment of long-lived assets and goodwill	(5,106)	—	(1,917)	(1.5)	166.4
Total operating expenses	(258,833)	(80.2)	(202,667)	(154.3)	27.7
Gain (loss) from equity investments	342	0.1	(2,059)	(1.6)	(116.6)
Operating loss	(95,888)	(29.7)	(177,217)	(134.9)	(45.9)
Financial results, net	(10,207)	(3.2)	12,910	9.8	(179.1)
Loss before income taxes	(106,095)	(32.9)	(164,307)	(125.1)	(35.4)
Income tax benefit	230	0.1	21,438	16.3	(98.9)
Net loss for the year	$(105,865)	(32.8)	$(142,869)	(108.8)	(25.9)
Net loss attributable to redeemable non-controlling interest	1,237	0.4	282	0.2	338.7
Net loss attributable to Despegar.com, Corp.	$(104,628)	(32.4)	$(142,587)	(108.6)	(26.6)

Consolidated Revenues

The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2021		2020
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$118,456	36.7	$62,713	47.8	88.9
Packages, Hotels and Other Travel Products	203,587	63.0	68,483	52.1	197.3
Financial services	1,507	0.5	250	0.2	502.8
Intersegment eliminations	(707)	(0.2)	(112)	(0.1)	531.3
Total revenue	$322,843	100.0	$131,334	100.0	145.8
The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2021	2020
	(in thousands)
Commissions and service fees	$268,442	$100,908
Incentive fees	28,658	17,040
Advertising	10,227	5,040
Destination services	7,959	2,988
Interest revenue	788	138
Financial services(1)	13	—
Others(2)	6,756	5,220
Total Revenue	$322,843	$131,334

(1)    Financial services include Financial Intermediation Processing fee and others.
(2)Others includes breakage and loyalty revenue.

For 2021, our revenues were significantly impacted by the effect of the COVID-19 pandemic on our industry and our operations, although we have experienced an increase in travel activity due to fewer travel restrictions related to the COVID-19 pandemic as compared to 2020.

For this reason, our total number of transactions and gross bookings increased 66.4% and 76.3%, respectively, in 2021 as compared to 2020. This increase in transactions and gross bookings resulted in higher travel revenues of $322.0 million in 2021, a 145.4% increase as compared to $131.2 million in 2020, although we have not reached pre-pandemic levels. In addition, we generated consolidated financial services revenues of $0.8 million compared to $0.1 million in 2020. Our revenues in 2021 are also impacted by the full year of operations of Best Day which contributed $68.3 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our revenue increased 117% to $254.5 million in 2021.

Revenue from our Air segment increased $55.7 million, or 88.9%, in 2021, reflecting a 31.8% increase in airline tickets sold as compared to 2020. Revenue from our Packages, Hotels and Other Travel Products segment increased $135.1 million, or 197.3%, in 2021, reflecting a 48.9% higher overall demand for our mix of travel products and services as compared to 2020. Revenue from our financial services segment, including inter-segment operations, increased $1.3 million, or 502.8%, in 2021, reflecting an increase of our total payment volume due to a full year financial operations compared with the year 2020.

Our commissions and service fee revenue increased $167.5 million, or 166.0%, in 2021, an increase of 99.8%, or $47.8 million, in our Air segment and an increase 221.8%, or $119.3 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of the overall increase in travel demand as a result of fewer government restrictions due to the COVID-19 pandemic, the impact of contra-revenue related to customer claims and cancellations, macro-economic conditions in our most significant markets (Brazil, Mexico and Argentina) leading to currency devaluations and newly imposed taxes on foreign currency transactions in Argentina, resulting in a decrease in the demand for international bookings in Argentina.

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

Advertising revenue increased $5.2 million, or 102.9%, in 2021, an increase of 69.5%, or $1.3 million, in our Air segment and an increase of 195.2%, or $3.5 million, in our Packages, Hotels and Other Travel Products segment, due to higher demand for travel advertising.

Destination services increased $5.0 million, or 166.4%, in 2021 as a result of the increase in travel demand. Our destination services in 2020 were not material.
Interest revenue increased $0.7 million, or 471.0% in 2021, reflecting an increase of our total payment volume due to a full year financial operations compared with the year 2020.
Other revenues increased $1.5 million, or 29.4%, in 2021, primarily as a result of the increase in travel demand.

Our consolidated revenue by business model is as follows:

	Year Ended December 31,
	2021	2020
	(in thousands)
Pre-pay model	$270,891	$102,591
Pay-at-destination model	5,342	1,305
Interest revenue	788	138
Others(1)	45,822	27,300
Total revenue	$322,843	$131,334

(1)Others includes incentive fees, advertising, breakage and loyalty.

Cost of revenue

Our cost of revenue increased $56.4 million during 2021 due to several factors such as: a $11.3 million increase in credit card processing fees, a $16.1 million increase in cost of installments and a $7.1 million increase in customer fraud and transaction processing errors, all resulting from higher transaction volumes due to significantly higher revenue with the fewer travel restrictions related to the COVID-19 pandemic as compared to 2020, as well as a $41.1 million increase in general operating costs and fewer restructuring costs associated with cost reduction initiatives.

Our cost of revenue in 2021 is also impacted by the full year of operations of Best Day which contributed $27.5 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our cost of revenue increased 32.6% to $132.7 million in 2021.

Gross Profit

As a result of the factors described above, our gross profit was $162.6 million in 2021 as compared to $27.5 million in 2020. As a percentage of revenue, gross profit represented 50.4% and 20.9% in 2021 and 2020, respectively. The increase in gross margin was related to higher revenue in 2021 with a more profitable mix of products and services, coupled with a lower increase in costs as a result of the benefits from the cost reduction initiatives launched in 2020.

Selling and Marketing

Selling and marketing expenses increased 66.3% to $95.3 million in 2021 as compared to $57.3 million in 2020. In 2020, we had suspended direct marketing expenses beginning in March 2020, which was part of our broader cost saving measures in connection with the COVID-19 pandemic. In 2021, as countries started to recover, we increased our brand and performance marketing spending accordingly. In 2020, we incurred $3.9 million employee severance and benefit expenses due to restructuring costs associated with our cost savings plan, while in 2021, we incurred $1.3 million related to these costs.

Our selling and marketing expenses in 2021 were also impacted by the full year of operations of Best Day which contributed $31.7 million in 2021, as compared to only three months of operations in 2020. Excluding the effect of Best Day operations, our selling and marketing expenses increased 28.3% to $63.6 million in 2021.

General and Administrative

General and administrative expense increased 9.5% to $83.7 million in 2021, as compared to $76.4 million in 2020. The full year of operations of Best Day contributed $27.1 million in 2021, as compared to $11.9 million in only three months of operations in 2020. Excluding the effect of Best Day operations, our general and administrative expenses decreased 12.4% from $64.6 million in 2020 compared to $56.6 million in 2021. The decrease was primarily due to higher efficiencies achieved through our cost reduction initiatives implemented in 2020, which included an overall reduction in all corporate expenses, regarding outsourced services, personnel expenses, offices costs and employee benefits. Employee severance expenses declined $1.3 million from 2020 to 2021 due to the savings plan implemented in 2020 in response to COVID-19.

Additionally, given Decree No. 1034/2020 issued by the Argentine government established that exports of services from certain companies will not be subject to export on services duties, duties on export of services were discontinued since December 22, 2020 for our Argentinean subsidiary. The aforementioned resulted in a $4.2 million savings when compared to 2020.

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

As it relates to goodwill, during 2021, we recognized goodwill impairment charges of $1.3 million related to Viajes Falabella Argentina primarily driven by a significant reduction in the forecasted near-term cash flows of Viajes Falabella Argentina. In 2020, we recognized a goodwill impairment charge of $0.6 million related to this reporting unit. Also, during 2021, we recognized a goodwill impairment charge of $3.0 million related to our Mexico’s reporting unit within the Packages, Hotels and Other Travel Products segment, primarily driven by a significant reduction in the forecasted cash flows of the reporting unit, reflecting a longer assumed recovery period to pre-pandemic 2019 levels of profitability, mainly due to the continued material adverse impact of the COVID-19 pandemic, including its impact on forecasted gross bookings and forecasted revenues.

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

Financial Results, Net

In 2021, we had net financial expense of $10.2 million as compared to a net financial income of $12.9 million in 2020. The change in financial result position was due primarily to net foreign exchange losses of $4.5 million in 2021 as compared to foreign exchange gains of $11.1 million in 2020, a net losses on derivative financial instrument of $1.1 million compared to a gain of $10.6 million in 2020 and higher factoring fees of $5.4 million derived from significantly increase activity due to a fewer travel restrictions related to the COVID-19 pandemic compared to December 2020.

Income Tax Benefit

Our effective tax rate for the year ended December 31, 2021 was 0.2%, which is lower than the U.S. corporate 21% tax rate due to changes in the statutory tax rate in Argentina, uncertain tax positions and tax contingencies recognition due to the

Best Day acquisition and a reduction of a portion of valuation allowances linked with net operating losses in Brazil, Colombia, Peru and Argentina due to updated recoverability analyses for the upcoming years.

Our effective tax rate for the year ended December 31, 2020 was 13%, which is lower than the U.S. corporate 21% tax rate due primarily to changes in tax rate related to the Promotional Regime enacted in Argentina, which reduced the income tax rate to 15% as from the following year and the reversal of valuation allowances.

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

Net Loss Attributable to Despegar.com Corp.

In 2021, we had a net loss of $104.6 million compared to a net loss of $142.6 million in 2020 as a result of the factors described above.

Adjusted Segment EBITDA

	Year Ended December 31,
	2021	2020
	(in thousands)
Air	$(21,536)	$(33,035)
Packages, Hotels and Other Travel Products	$(4,770)	$(84,655)
Financial Services	$(13,799)	$(4,123)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 22 to our consolidated financial statements for additional information.

Our Air segment Adjusted EBITDA decreased during 2021, resulting in negative Adjusted EBITDA of ($21.5) million compared to negative Adjusted EBITDA of ($33.0) million in 2020, resulting from significant higher revenue due to fewer travel restrictions related to the COVID-19 pandemic compared with December 2020, which drove meaningful gross bookings and revenue increase, partially offset by an increase in direct sales and marketing expense.

Our Packages, Hotels and Other Travel Products segment Adjusted EBITDA also decreased during 2021, resulting in negative Adjusted EBITDA of ($4.8) million compared to negative Adjusted EBITDA of $(84.7) million in 2020, resulting from significant higher revenue due to fewer travel restrictions related to the COVID-19 pandemic compared with December 2020.

Our Financial Services segment Adjusted EBITDA decrease during 2021, resulting in negative Adjusted EBITDA of ($13.8) million compared to negative Adjusted EBITDA of ($4.1) million in 2020, resulting from a volatile macroeconomic environment in Brazil, which in addition to increasing interest rates has led to rising delinquency rates.
B.Financial Position, Liquidity and Capital Resources
Our principal sources of liquidity were typically cash flows generated from operations, cash available under credit facilities and loan agreements as well as our cash and cash equivalents and short-term investment balances.
The COVID-19 pandemic disrupted the global economy and travel industry, and, consequently, adversely affected our business, results of operations and cash flows.

Starting in March 2020 and 2021, given the severe downturn in the global travel industry resulting in unprecedented levels of cancellations and customer refunds and lower new bookings, we experienced unfavorable working capital trends and material negative cash flows in 2020 and 2021, although the level of negative cash flow has moderated as booking trends slightly improved and cancellations stabilized in the fourth quarter of 2021. In 2022, with the increase in travel activity we achieved positive cash flows from operations. The full duration and total impact of COVID-19, and how the recovery will continue unfold, remains difficult to predict.
In our travel business, our typical cash cycle provides us with a positive source of working capital for our operations. Our pre-pay model allows us to collect cash amounts from transactions with our travel customers well before we are required to make payments to our travel suppliers, which allows us to use the cash for other business purposes in the interim and reduces our need to use external sources of financing. Under our pre-pay model, we receive cash payments through credit card companies used by travel customers at or near the time of booking, and we are required to make payments related to the booking to the relevant travel suppliers generally two to three months afterwards, typically, after the travel customer uses the reservation and the travel supplier invoices us.
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees. Restricted cash and cash equivalents amounted to $25,879 and $33,145 as of December 31, 2022 and 2021, respectively.
Regarding our financial services business, our model normally works with positive working capital. Our loan customers typically pay the first installment of their loans within two days and we make the first payment to merchants in 30 days, providing us with 28 days of positive cash flow, which can be considered as another very short term funding source. We offer a factoring service through our securitization program to discount future loan receivables in order to be able to anticipate the future cash flow to the merchant, as needed. For the medium and long term funding, we have traditional credit lines with banks that provide us funding with maturities going from three up to five years. We have all our external funding at variable local interest rates.
As of December 31, 2022, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus loans receivable net of credit expected losses plus related party receivables) amounted to a net payable of $208.3 million as compared to a net payable of $192.8 million as of December 31, 2021. In response to the COVID-19 pandemic, we adopted the strategy to assist our travel customers with refunds and rescheduling, including the issuance of vouchers provided to travelers due to canceled reservations . Vouchers are eligible for use for their stated amount at any time after issuance and until one year after the World Health Organization declares the end of the pandemic. As of December 31, 2021, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus related party receivables) amounted to a net payable of $192.9 million as compared to a net payable of $193.0 million as of December 31, 2020.
As of December 31, 2022, within our travel accounts payable balance of $287.4 million, we recognized a liability of $51.4 million related to refund vouchers issued to travelers due to canceled reservations as a result of the COVID-19 pandemic, as compared to a liability of $71.3 million as of December 31, 2021. Vouchers are eligible for use for their stated amount at any time after issuance and until one year after the World Health Organization declares the end of the pandemic. Also, we had deferred merchant bookings of $198.7 million which will be due after the traveler checks out. Within our travel accounts payable balance as of December 31, 2021 of $263.5 million, we recognized a liability of $71.3 million related to refund vouchers issued to travelers due to cancelled reservations as a result of the COVID-19 pandemic, as compared to a liability of $90.8 million as of December 31, 2020.
Our working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $61.4 million as of December 31, 2022, as compared to $37.7 million as of December 31, 2021. Our working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $37.7 million as of December 31, 2021, as compared to $135.8 million as of December 31, 2020. Overall, the losses incurred in 2020 and 2021 due to the effects of the COVID-19 pandemic increased our accumulated deficit to $574.8 million, which in turn led to a shareholders’ deficit of $31.7 million as of December 31, 2021.
The COVID-19 pandemic, and measures to contain the virus, had an unprecedented impact on the global travel industry and materially and negatively impacted our business, financial results and financial condition. With the availability of vaccines and increasing familiarity with the virus, as well as the evolution of milder COVID-19 variants, most COVID-19 related travel restrictions have been lifted, and countries around the world have reopened their borders for foreign travel.

Overall, the full duration and total impact of the COVID-19 pandemic remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business, going forward.

As a result of the deterioration of the Company’s business due to the COVID-19 pandemic, we incurred significant losses during 2020 and 2021 which increased our accumulated losses to a shareholders’ deficit of $127.2 million as of December 31, 2022. Nonetheless, in 2022, our revenues increased 66.6% as compared to 2021 and almost reached pre-pandemic levels. We also experienced favorable working capital trends and positive cash flows from operations during 2022. Our cash and cash equivalents balance amounted to $219.2 million as of December 31, 2022. We continuously monitor our business performance, revenue and costs, our current and projected liquidity and operating plans. These assessments require the use of various internal and external information to build projections, including estimates from industry associations, such as the International Air Transport Association (“IATA”), which is expecting that travel will continue to improve during the coming years. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue. The principal assumptions used in our cash flow analyses to estimate future liquidity requirements consisted of forecasting gross bookings and revenues, net of our most significant costs and expenses, forecasting working capital requirements and commitments, including but not limited to our preferred dividends, debt payments and acquisition commitments. Based on these actions and assumptions and considering our available cash and cash equivalents balance as of December 31, 2022, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months from the issuance of theses financial statement.
Managing our balance sheet prudently and maintaining appropriate liquidity are high priorities during the COVID-19 pandemic. During 2021, we took actions to navigate our current working capital challenges and depressed revenues including reduction of the size of our workforce to optimize efficiency, reduce costs, bolster liquidity and preserve financial flexibility.
As part of our strategy to increase our liquidity position, in August 2020, we entered into an investment agreement with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (“L Catterton”) and an investment agreement with Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (“Waha Capital”), to raise $200 million in gross proceeds in a private placement of shares of newly created series of preferred stock and warrants to purchase our common stock. The transaction with L. Catterton closed on September 18, 2020 and the transaction with Waha Capital closed on September 21, 2020. These transactions increased our cash position by $187.9 million in 2020. During 2022, we paid an aggregate amount of $17.4 million in preferred dividends, $15.4 million related to Series A Preferred Shares of L Catterton and $2.0 million related to Series B Preferred Shares of Waha Capital. During 2021, we paid an aggregate amount of $10 million in preferred dividends to L Catterton and Waha Capital. For more information about dividends payments to Series A Preferred Shares and Series B Preferred Shares, see "Item 10. Additional Information — B. Memorandum and Articles of Association" and Note 6 to our consolidated financial statements.
On March 31, 2021, we paid $8.0 million of accumulated dividends for the period ended March 31, 2021. On September 30, 2021, dividends were not paid in cash but instead accrued and accumulated. For the period from April 1, 2021 until December 31, 2021 we accrued $11.5 million for unpaid dividends recorded as a charge to additional paid-in-capital. The resulting redeemable preferred share balance was $121.5 million and $109.6 million as of December 31, 2022 and 2021, respectively.
On March 25, 2022, we paid $15.4 million of accumulated dividends for the period ended March 31, 2022. On September 30, 2022, dividends were not paid in cash but instead accrued and accumulated. For the period from April 1, 2022 until December 31, 2022, we accrued $11.5 million for unpaid dividends recorded as a charge to additional paid-in-capital.
In October 2020, we closed the acquisition of Best Day for a fixed purchase price of $10.3 million. We settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those indemnity obligations towards the purchase price. As of December 31, 2022, $3.7 million of the purchase price is outstanding. The agreement also provides for an earn-out for the benefit of certain sellers ranging from $0 to $20 million which, if any, will be not payable until October 1, 2024.
In 2021, we completed payment of the last installment of our acquisition of Viajes Falabella in the amount of $5.8 million. In 2022, we completed payment of the last installment of Koin in the amount of $3.2 million, we made the payment of the first installment for the Viajanet acquisition in the amount of $7.1 million, and we made one payment of $3.2 million related to the Stays acquisition.

Cash flows for the year ended December 31, 2022 compared to 2021
Our cash flows for the years ended December 31, 2022 and 2021 are as follows:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash flows provided by/(used in) operating activities	$36,702	$(36,472)
Net cash flows used in investing activities	(51,142)	(28,677)
Net cash flows used in financing activities	(25,301)	(1,170)
Effect of exchange rate changes on cash and cash equivalents	5,564	(4,943)
Net decrease in cash and cash equivalents	$(34,177)	$(71,262)
Due to the effect of COVID-19, we experienced unfavorable working capital trends and material negative cash flows from operations of $36.5 million in 2021, although the level of negative cash flow moderated as booking trends improved and cancellations stabilized in the fourth quarter of 2021. In 2022 we generated a positive cash flows from operations of $36.7 million in line with increasing sales related to the demand recovery across the region.

In 2022, our net cash flows used in investing activities were $51.1 million compared to $28.7 million in 2021 primarily due to higher current year capital expenditures of $30.7 million, including higher spend on internal-developed software. Cash used in investing activities in 2022 primarily included a $26.4 million investment in intangible assets, including software and website development costs and $4.3 million in acquired property and equipment. In 2021, our net cash flows used in investing activities were $28.7 million; compared to $14.7 million in 2020 primarily due to lower current year capital expenditures of $21.2 million, including lower spend on internal-developed software. Cash used in investing activities in 2021 primarily included a $18.8 million investment in intangible assets, including software and website development costs and $2.4 million in acquired property and equipment.
In 2022, our net cash flows used in financing activities were $25.3 million primarily due to a $17.4 million payment of dividends to preferred shareholders, partially offset by the net increase of long-term and short-term debt of $0.4 million. On January 31, 2022 we purchase the non-controlling interest of Koin for a total consideration of $3.2 million over eight installments of $0.4 million. On June 14, 2022 we launched a share repurchase program which expired in August 12, 2022, of which we repurchased approximately $10.0 million. We did not repurchase any shares under our share repurchase program in 2021. In 2021, our net cash flows used in financing activities were $1.2 million primarily due to a $10.0 million payment of dividends to preferred shareholders, partially offset by the net increase of long-term and short-term debt of $8.1 million. In 2021, our net cash flows used in financing activities were $1.2 million primarily due to a $10.0 million payment of dividends to preferred shareholders, partially offset by the net increase of long-term and short-term debt of $8.1 million. In 2020, our net cash flows provided by financing activities were $173.7 million primarily due to $187.9 million of net proceeds from the issuance of preferred shares and warrants in September 2020, partially offset by the net payment of borrowings of $14.0 million and the cash dividend payment of $0.6 million to the Series A Preferred shareholders. We did not repurchase any shares under our share repurchase program in 2021 and 2020.
Foreign exchange rate changes resulted in increase of our cash balances denominated in foreign currency in 2022 of $5.6 million, reflecting a net appreciation in foreign currencies related to the U.S. dollar during the year. In 2021, Foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency of $4.9 million, reflecting a net depreciation in foreign currencies related to the U.S. dollar during the year. Foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency in 2020 of $3.8 million.

Cash flows for the year ended December 31, 2021 compared to 2020

Our cash flows for the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net cash flows used in operating activities	$(36,472)	$(118,345)
Net cash flows used in investing activities	(28,677)	(14,743)
Net cash flows (used in)/provided by financing activities	(1,170)	173,696
Effect of exchange rate changes on cash and cash equivalents	(4,943)	(3,767)
Net (decrease) / increase in cash and cash equivalents	$(71,262)	$36,841

Due to the effect of COVID-19, we experienced unfavorable working capital trends and material negative cash flows from operations of $118.3 million and $36.5 million in 2020 and 2021, respectively, although the level of negative cash flow has moderated as booking trends improved and cancellations stabilized in the fourth quarter of 2021.

In 2021, our net cash flows used in investing activities were $28.7 million; compared to $14.7 million in 2020 primarily due to lower current year capital expenditures of $21.2 million, including lower spend on internal-developed software. Cash used in investing activities in 2021 primarily included a $18.8 million investment in intangible assets, including software and website development costs and $2.4 million in acquired property and equipment.

In 2021, our net cash flows used in financing activities were $1.2 million primarily due to a $10.0 million payment of dividends to preferred shareholders, partially offset by the net increase of long-term and short-term debt of $8.1 million. In 2020, our net cash flows provided by financing activities were $173.7 million primarily due to $187.9 million of net proceeds from the issuance of preferred shares and warrants in September 2020, partially offset by the net payment of borrowings of $14.0 million and the cash dividend payment of $(0.6) million to the Series A Preferred shareholders. We did not repurchase any shares under our share repurchase program in 2021 and 2020.

Foreign exchange rate changes resulted in decreases of our cash balances denominated in foreign currency in 2021 of $4.9 million, reflecting a net depreciation in foreign currencies related to the U.S. dollar during the year. Foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency in 2020 of $3.8 million.
Indebtedness
Due to our positive cash cycle, we have historically maintained a low level of debt. Our debt was historically comprised of bank debt. As of December 31, 2022, we have outstanding short and long-term debt of $35.1 million as compared to $26.7 million as of December 31, 2021. As of December 31, 2022 and 2021, short-term debt is comprised of five loans with one financial institution and four loans with two financial institutions, respectively. Our long-term bank debt amounting to $9.4 million as of December 31, 2022 is primarily denominated in currencies other than the U.S. dollar and matures between 2023 and 2026. As of December 31, 2022, we were in compliance with all covenants. See Note 7 to our consolidated financial statements for additional information.
We also have additional debt of $3.7 million related to seller financing for the acquisition of Best Day which is payable in October 2023. We also recognized a liability for the earnout provision of the Best Day agreement amounting to $0.8 million as of December 31, 2022. We will pay the earn-out consideration, if any, in cash on October 1, 2024.
As of December 31, 2022, we have a securitization program with respect to our loans receivables related to our financial services business. In a securitization transaction, assets from our balance sheet are transferred to a special purpose vehicle or “SPV” we establish, which typically meets the definition of a variable interest entity or “VIE”. The SPV then issues various forms of interests in those assets to investors. We typically receive cash proceeds and/or other interests in the securitization SPV for the assets we transfer. As of December 31, 2021, the program was not fully operational and the SPV had not issued any securities to investors. As of December 31, 2022, we had one SPV with collateralized debt in an aggregate amount of R$ 4.6 million.
C.Research and Development, Patents and Licenses
Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our travel customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our travel customers. In

2022, 2021 and 2020, we spent $90.0 million, $74.7 million and $67.0 million, respectively, on software development and other technology and product development activities.
D.Trend Information
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

Extensive exchange controls implemented by the Argentine government control and restrict the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity's authorization request to the Central Bank of Argentina to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms in which an entity or individual buys U.S. dollar denominated securities in Argentina (e.g. shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as Blue Chip Swap Rate). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2022, 2021 and 2020, the spread of the Blue Chip Swap was 94.2%, 96.8% and 66.7%, respectively. See Note 2 to our consolidated financial statements for additional information.
Inflation
Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our travel customers. Below is a summary of certain macroeconomic data for Brazil, Mexico and Argentina, our three largest markets, for 2022, 2021 and 2020:

	Brazil
	2022	2021	2020
Real GDP growth (1)	2.9%	12.3%	(4.1)%
Population (in millions)(2)	207.8	213.3	211.8
Inflation(3)	5.8%	10.1%	4.5%
Exchange rate(4)	5.29	5.58	5.20
____________
(1)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), 2022 census measured as of December 25, 2022 (preliminary).
(3)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(4)Source: Banco Central do Brasil. Data as of December 31 of each year.

	Mexico
	2022	2021	2020
Real GDP growth (1)	3.1%	5.0%	(8.3)%
Population (in millions)(2)	126.0	129.0	126.0
Inflation(3)	7.8%	7.4%	3.2%
Exchange rate(4)	19.50	20.51	19.95
____________
(1)Source: Instituto Nacional de Estadística y Geografía (INEGI), measured in local currency.
(2)Source: Instituto Nacional de Estadística y Geografía (INEGI). Census information is updated every five years. Latest census was conducted in 2020.
(3)Source: Instituto Nacional de Estadística y Geografía (INEGI), measured in local currency.
(4)Source: Banco de México. Data as of December 31 of each year.

	Argentina
	2022	2021	2020
Real GDP growth (1)	5.2%	10.3%	(11.8)%
Population (in millions)(2)	46.0	45.4	45.4
Inflation(3)	94.8%	50.9%	36.1%
Exchange rate(4)	177.13	107.59	89.25
___________
(1)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(2)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency. Census 2022 preliminary results.
(3)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(4)Source: Banco de la Nación Argentina. Data as of December 31 of each year.
E.[Not Applicable]
F.[Not Applicable]
G.Safe Harbor
See “Part I. Introduction – Forward-Looking Statements.”
ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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
Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by the L Catterton Purchaser (the “L. Catterton Director”) and director appointed by the Series B Preferred Shareholders (the “Series B Director”). Pursuant to our memorandum and articles of association, each of our directors (other than the L. Catterton Director and Series B Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2024, 2025 and 2023, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected, as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our Class I, II and III Directors are divided among the three classes as follows:
•the Class I Directors are Jon Gieselman and Michael James Doyle, and their terms will expire at the annual meeting of stockholders to be held in 2024;
•the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2025; and
•the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2023.
Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected at any special meeting of our shareholders.
The L Catterton Purchaser has the right to appoint the L. Catterton Director so long as the L Catterton Purchaser and its permitted transferees continue to beneficially own (a) (i) at least 75,000 Series A Preferred Shares and (ii) Warrants and/or ordinary shares that were issued upon exercise of the Warrants representing at least 5,500,000 ordinary shares or (b) if the Company shall have redeemed the Series A Preferred Shares in full, Warrants and/or ordinary shares that were issued upon exercise of Warrants representing at least 5,500,000 ordinary shares. The Series B Preferred Shareholders have the right to appoint a director so long as the Waha Purchaser holds Series B Preferred Shares (or ordinary shares issued opened conversion thereof) representing no less than 25,000 Series B Preferred Shares. The L. Catterton Director is Ramiro Lauzan. The Series B Preferred Shareholders have not appointed a Director since June 2021.
The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Nilesh Lakhani	63	Chairman of the Board and Director
Damian Scokin	56	Chief Executive Officer and Director
Jon Gieselman	54	Director
Martín Rastellino	51	Director
Mario Eduardo Vázquez	87	Director
Michael James Doyle II	52	Director
Ramiro Lauzan	50	Director
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
The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Avenida Jujuy 2013, Ciudad Autónoma de Buenos Aires, Argentina (C1247ABI).
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
Jon Gieselman is the President of Expedia Brands, where he is focused on brand marketing, growth marketing and marketing technology services across all Expedia Group consumer brands. Gieselman has been a director of Expedia Group since December 2019. Mr. Gieselman is a significant transformation leader with more than 30 years’ experience, who has been on the frontlines of developing creative content at traditional consumer product companies and cutting-edge brands. Before joining Expedia Group, Mr. Gieselman served as Vice President of Market for Services at Apple, Inc., where he was responsible for the global marketing and sales functions for Apple’s Services including businesses such as the App Store, Apple Music, Apple TV+ and Apple Card. Prior to Apple, Mr. Gieselman served as Senior Vice President of Marketing at DirecTV, Inc., a direct broadcast satellite service provider, having previously served in senior marketing roles at Sears Holding Corporation, Home Shopping Network and Ray-Ban Sunglasses. Mr. Gieselman holds a B.A. from Boston College and an M.B.A. from St. John Fisher College. He was inducted into the American Advertising Federation’s Advertising Hall of Achievement in 2009 and is the winner of 28 Cannes Lions.

Martín Rastellino has served as a member of our board of directors since June 2017. Mr. Rastellino is a co-founder of the Company and was extensively involved in the management of the Company since its inception in 1999, until June 2017. He actively participated in crafting the Company’s business and strategy in its early stage, led the regional expansion of operations across Latin America and Spain and then led its local teams. Mr. Rastellino has also served as our Chief Operating Officer, where he was responsible for implementing the overall strategy of the Company, and engineered the structure and processes which enabled a rapid and sustainable growth throughout the years. He has led several turnaround, merger and restructuring processes of the Company. Among other key managerial roles, Mr. Rastellino was also in charge of business processing, customer service, and fraud prevention. Mr. Rastellino has also served as head of our hotels business for several years. Mr. Rastellino continues to apply his entrepreneurial skills and expertise as an e-commerce pioneer in Latin America. He is an active mentor, advisor and investor in several technology startups across the region. He is currently supporting several startups, including a fintech company in South America and a retail business. Mr. Rastellino also serves as a member of the Latin America Advisory Board of the Duke University’s Fuqua School of Business, and as an advisor to the Board of Directors at different retail and B2B companies. Prior to joining the Company, Mr. Rastellino worked as Business Development Manager at an internet and telecommunications startup of Bell Canada in the United States (Teleglobe). Mr Rastellino also worked as an auditor for Arthur Andersen in Argentina. Mr. Rastellino holds a bachelor’s degree in Public Accounting from the University of Buenos Aires and an M.B.A. from Duke University.

Mr. Rastellino brings significant knowledge of the Company being a co-founder and having served in several key roles in areas such as business development, operations, and commercial head. He also brings unique industry expertise, being one of the e-commerce pioneers in Latin America with more than 20 years of experience in online travel. In addition, Mr. Rastellino’s background combines a proven accounting, financial and risk management expertise, with in-depth understanding of local regulations.
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
Ramiro Lauzan has served as a member of our board of directors since June 24, 2022. Mr. Lauzan is a Partner at L Catterton, focused on Latin America. Prior to joining L Catterton, he was a Managing Partner at Humus Capital Partners, an independent middle-market private equity firm he co-founded in South America, with investments in consumer goods, biotechnology and renewable energy. Previously, Mr. Lauzan spent over 8 years at McKinsey & Company, where he served clients across multiple sectors in Latin America, Asia and Australia. Prior to that, he also worked as an investment banker at Lehman Brothers, and in venture capital at L.I.D. Group. Mr. Lauzan is a member of the Board of Directors of Biosidus Group and Embotelladora Metropolitana. Mr. Lauzan holds a Business Economics degree with honors from Universidad Torcuato Di Tella in Argentina, and an MBA from Columbia Business School (Yosaji Morita scholar).
Executive Officers
The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	56	Chief Executive Officer
Monica Alexandra Soares da Silva	49	General Counsel
Maria Bettina Zubin	49	interim Chief Financial Officer
Gonzalo García Estebarena	43	Chief Technology Officer
Sebastián Mackinnon	51	Chief Travel Partners & Corporate Affairs
Alberto Lopez Gaffney, the Company’s previous Chief Financial Officer, tendered his resignation effective March 17, 2023. The Company’s Board of Directors has begun a search for a new chief financial officer. As a result of Mr. Lopez Gaffney’s resignation, Maria Bettina Zubin has been appointed as interim Chief Financial Officer from March 17, 2023. Our Chief Human Resources Officer, Javiera Ruiz, tendered her resignation effective May 31, 2023 and the Board of Directors has begun the search for a new chief human resources officer.
The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Avenida Jujuy 2013, Ciudad Autónoma de Buenos Aires, Argentina (C1247ABI).
Monica Alexandra Soares da Silva has served as our General Counsel since January 16, 2023. From May 2021 through December 2022, Ms. Silva served as Legal Director at Uber do Brasil Tecnologia Ltda. From May 2015 through May 2021, she was the Legal Managing Director at FedEx Brasil Logística e Transporte Ltda. Prior to that, she worked at Panalpina Inc. from March 2012 to May 2015 and at Tokio Marine Group from October 2009 to July 2011. Prior to that, Ms. Silva worked at Shearman & Sterling. Ms. Silva holds a JD degree from the University of São Paulo and an LLM degree from the University of Michigan.
Maria Bettina Zubin has served as Interim Chief Financial Officer since March 17, 2023. Ms. Zubin has been the Company’s Controller since 2018 and brings almost 30 years of accounting and financial experience in positions of increasing responsibility at large global companies. Ms. Zubin holds Bachelor degrees in Business Administration and Accounting from Buenos Aires University and an M.B.A. from CEMA University.
Gonzalo García Estebarena has served as our Chief Technology Officer since August 2022 and is responsible for establishing our information, technology and data strategies as well as leading our IT team. Before that, he served as our Chief Commercial Officer, overseeing marketing, digital product design, revenue management and our B2C brands, since he joined Despegar in September 2017. Prior to joining us, he held several positions at LATAM Airlines Group from 2011 to 2017, including Vice President of International Revenue Management and Global Head of Sales. Prior to that, Mr. García Estebarena was a management consultant with McKinsey & Company from 2003 to 2011. Mr. García Estebarena holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA with Distinction from Harvard Business School.
Sebastián Mackinnon has served as our Chief Travel Partners & Corporate Affairs since March 2020. From October 2018 to March 2020 he served as Executive VP Travel Partners & Corporate Affairs, from March until October 2018, he served as interim Country Manager for Brazil Operations, and from December 2015 until March 2018, he served as our Head of Air, with a regional scope. From October 2001 to December 2015, Mr. Mackinnon served in various positions at Diageo plc, an international alcoholic beverages company, mostly recently as General Manager covering Peru, Bolivia and Ecuador. Prior to that, Mr. Mackinnon held various positions at Mondeléz International and Kimberly-Clark Corporation. Mr. Mackinnon holds a bachelor’s degree in Business Administration from the Pontificia Universidad Católica Argentina and an MBA from the CEMA University in Buenos Aires.
Family Relationships
There are no family relationships among any of our executive officers or directors.
B.Compensation
Compensation of Executive Officers and Directors
For the years ended December 31, 2022, 2021 and 2020, the aggregate compensation provided to the officers and members of our board of directors amounted to $6,874,824, $8,239,255 and $3,246,295, respectively. Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “—Equity Incentive Plans.”
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

Pursuant to the Amended and Restated 2016 Stock Incentive Plan, we may grant RSUs and stock options to our officers, directors and/or employees. We initially had 4,861,777 shares of common stock reserved for stock-based awards under our 2016 Plan. As of December 31, 2022, we had 1,063,744 shares of common stock available for new stock-based awards under our 2016 Plan. Our 2016 Plan was further amended and restated on April 26, 2023 so that an additional 1,550,000 shares of common stock are reserved for new stock-based awards. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2022, we continued issuing RSUs as our primary form of stock-based compensation. During 2022, 2021 and 2020 we granted an aggregate of 622,781, 723,908 and 1,409,680 RSUs to certain of our directors, senior management and other personnel. During 2022, 2021 and 2020, we did not grant any stock options. All granted stock options are fully vested. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.”

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
Acceleration: If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, and an employee is subject to an involuntary termination without cause within twelve months following the acquisition, all of such employee’s then outstanding RSUs become fully vested.
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

C.Board Practices
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
Audit Committee
Our audit committee consists of Mr. Mario Eduardo Vázquez, Mr. Michael Doyle and Mr. Martín Rastellino, with Mr. Vázquez serving as chair. Messrs. Vázquez, Doyle and Rastellino each satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Vázquez, Doyle and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:
•selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•regularly reviewing the independence of our independent auditors;
•reviewing all related party transactions on an ongoing basis;
•discussing the annual and quarterly audited consolidated financial statements with management and our independent auditors;
•periodically reviewing and reassessing the adequacy of our audit committee charter;
•meeting separately and periodically with management and our internal and independent auditors;
•reporting regularly to our full board of directors; and
•such other matters that are specifically delegated to our audit committee by our board of directors from time to time.
Nomination and Compensation Committee
In February 2019, our Board of Directors formed a nomination and compensation committee. The nomination and compensation committee is composed of three members, Mr. Ramiro Lauzan, Mr. Nilesh Lakhani and Mr. Martín Rastellino, with Mr. Nilesh Lakhani serving as chair. The nomination and compensation committee is responsible for, among other things:
•carrying out the Board’s responsibilities in relation to compensation of the Company’s CEO and his direct reports (including plans, policies and programs), overseeing the implementation of the Company’s compensation policy, and providing such guidance with respect to compensation matters as the Committee deems appropriate;
•(i) identifying individuals to become Directors of the Company, (ii) nominating qualified individuals for election to the Board at the annual meeting of shareholders, (iii) recommending to the Board the individual directors to serve on the committees of the Board, and (iv) recommending the Board a set of corporate governance principles applicable to the Company; and
•any such other duties as may be from time to time assigned to it by the Board or required by the rules and regulations of the SEC or the New York Stock Exchange.

Strategy Committee
In May 2019, our board of directors formed a strategy committee. The strategy committee is composed of four members, Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael Doyle and Mr. Ramiro Lauzan, with Mr. Rastellino serving as chair. The strategy committee is responsible for, among other things:
•assist and consult with the Board of Directors on the objectives for the Company’s strategic plans, and review management’s recommendations with respect to the strategic direction of the Company, oversee management’s implementation of the Company’s strategy and regularly report to the Board of Directors with respect thereto;
•identify significant opportunities and challenges facing the Company, including potential transactions, the impact of external developments and factors on the Company’s corporate strategy and its execution, such as the changes in economic and market conditions, competition in the industry, regulations, among others; and
•Review and make recommendations to the Board of Directors, with respect to any mergers, acquisitions, joint ventures, minority investments, and other strategic investments, as well as financing for those strategic investments in case they require approval of the Board of Directors.
D.Employees
As of December 31, 2022, we had 4,543 employees. We also contracted with certain third-party providers to support our call center employees. The following tables show a breakdown of our employees as of December 31, 2022, 2021 and 2020 by category of activity.

	Number of Employees as of December 31,
Division/Function	2022	2021	2020
Operations and customer service	1,061	1,390	1,146
Sales and marketing	1,644	1,305	1,025
Technology and content	1,203	707	778
General and administrative(1)	635	422	628
Total	4,543	3,824	3,577
___________
(1)Includes business development, administration, finance and accounting, legal and human resources.
As of December 31, 2022, all of our employees in Brazil and 348 of our employees in Argentina were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.
We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2023 by (1) each of our executive officers and directors and (2) all of our executive officers and directors as a group.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options or RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Avenida Jujuy 2013, Ciudad Autónoma de Buenos Aires, Argentina (C1247ABI).

	Outstanding Ordinary Shares as of March 31, 2023
Name of Beneficial Owner	Number	%
Executive Officers and Directors:
Nilesh Lakhani	70,744	*
Damián Scokin(1)	237,756	*
Jon Gieselman	—	—
Martín Rastellino(2)	486,877	*
Mario Eduardo Vázquez	25,612	*
Michael Doyle II	75,314	*
Ramiro Lauzan	—	—
Monica A S Silva(3)	—	—
Gonzalo García Estebarena(4)	145,435	*
Maria Bettina Zubin(5)	10,737	*
Sebastián Mackinnon(6)	167,485	*
Executive Officers and Directors as a Group (12 persons)	1,219,960	1.8%
___________
*Represents beneficial ownership of less than 1%.
(1)Mr. Scokin, our Chief Executive Officer and a member of our board of directors, also holds 194,784 RSUs which will vest on December 1, 2023, December 1, 2024, December 1, 2025 and June 30, 2026, provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”
(2)Consists of 17,462 shares held directly by Mr. Rastellino, a member of our board of directors, and 469,415 ordinary shares held by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A.
(3)Ms. Silva, our General Counsel, holds 21,685 RSUs which will vest on December 1, 2023, December 1, 2024, December 31, 2025 and June 30, 2026, provided that Ms. Silva remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”
(4)Mr. Garcia Estebarena, our Chief Technology Officer, also holds 92,184 RSUs which will vest on June 1, 2023, December 1, 2023, June 1, 2024, December 1, 2024 and December 1, 2025, provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”
(5)Ms. Zubin, our interim Chief Financial Officer, also holds 7,642 RSUs which will vest on December 1, 2023, December 1, 2024 and December 31, 2025, provided that Ms. Zubin remains in continuous service as an employee, director or consultant of the Company. See “Item 6—B. Compensation.”
(6)Mr. Mackinnon, our Chief Travel Partners & Corporate Affairs, also holds 167,487 RSUs which will vest on December 1, 2023, December 1, 2024, December 31, 2025 and June 30, 2026, provided that Mr. Mackinnon remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6—B. Compensation.”
For information regarding share options and RSUs held by the persons listed above, see “—Equity Incentive Plans.”
ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2023 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to conversion, warrants, options or RSUs held by that person or entity that are currently convertible or exercisable or that will become convertible or exercisable or vested, as applicable, within 60 days of March 31, 2023. For the purpose of computing the percentage ownership of any other person or entity, however, we used the total outstanding shares (66,056,445 shares), which exclude treasury shares (6,259,966 shares) and/or ordinary shares subject to conversion, warrants, options or RSUs held by that person or entity that are currently convertible or exercisable or that will become convertible or exercisable or vested.

	Outstanding Ordinary Share as of March 31, 2023
Name of Beneficial Owner	Number	%
% Shareholders:
LCLA Daylight LP(1)	11,000,000	16.65
Expedia, Inc.(2)	9,590,623	14.52
Waha LATAM Investments Limited(3)	5,405,405	8.18
Arisaig Partners (Asia) Pte Ltd. (4)	4,056,300	6.14
Teton Capital Partners, L.P. (5)	3,712,783	5.62
Moerus Capital Management, LLC (6)	3,656,964	5.54
___________
(1)Based on Schedule 13D filed with the SEC on September 23, 2020. Consists of ordinary shares issuable upon exercise by LCLA Daylight LP of warrants to purchase up to 11,000,000 ordinary shares. CALA2 Managers, Ltd. is the sole general partner of LCLA Daylight LP. Scott A. Dahnke and Dirk Donath are members of the managing board of CALA2 Managers Ltd. Accordingly, such shares may be deemed to be beneficially owned by CALA2 Managers Ltd., Mr. Dahnke and Mr. Donath. Mr. Dahnke and Mr. Donath disclaim beneficial ownership of such ordinary shares. The principal business address of LCLA Daylight LP, CALA2 Managers, Ltd. and Mr. Donath is c/o Catterton Latin America Management Co., 30 Rockefeller Plaza, Suite 5405, New York, NY 10112. The principal business address of Mr. Dahnke is 599 West Putnam Avenue, Greenwich, CT 06830.
(2)Consists of ordinary shares held by Expedia, Inc., a Washington corporation, a direct wholly owned subsidiary of Expedia Group, Inc., a Delaware corporation. The principal business address for Expedia Inc. is 333 108th Avenue NE, Bellevue, WA 98004.
(3)Based on the Schedule 13D filed with the SEC on March 1, 2021. Consists of 50,000 Series B Preferred Shares held by Waha LATAM Investments Limited representing 5,405,405 ordinary shares on an as-converted basis. The Series B Preferred Shares are convertible, at the option of the holders, at any time into ordinary shares at an initial conversion price of $9.251 per share and an initial conversion rate of 108.1081 ordinary shares per Series B Preferred Share, subject to certain anti-dilution adjustments. Waha Latam Investments Limited is a wholly owned subsidiary of Waha Capital PJSC. Accordingly, Waha Capital PJSC may be deemed to share beneficial ownership of the securities held of record by Waha Latam Investments Limited. The principal business address of each of the entities named in this footnote is 42/43 Floor Etihad Towers, Tower 3, Abu Dhabi, United Arab Emirates.
(4)Based on the Schedule 13G/A filed with the SEC on February 14, 2023. Arisaig Partners (Asia) Pte Ltd. is the holder of record of 4,056,300 ordinary shares. The principal business address for Arisaig Partners (Asia) Pte Ltd. is 6 Lorong Telok, #02-01 Singapore 049019.
(5)Based on the Schedule 13G/A filed with the SEC on February 14, 2023. Teton Capital Partners, L.P. is the holder of record of 3,712,783 ordinary shares. Such shares may deemed to be beneficially owned by Ancient Art, L.P., its investment manager, Trango II, L.L.C., the general partner of Ancient Art, L.P., and Quincy J. Lee, the principal of Trango II, L.L.C. The principal business address for Ancient Art, L.P., Trango II, L.L.C. and Quincy J. Lee is 500 West 5th Street, suite 1110, Austin, Texas 78701.
(6)Based on the Schedule 13G/A filed with the SEC on February 9, 2023. Moerus Capital Management, LLC is the holder of record of 3,656,964 ordinary shares. The principal business address for Moerus Capital Management, LLC is 307 West 38th Street, suite 2003, New York, NY 10018.
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
On June 13, 2022, the Company’s board of directors approved a new share repurchase (the “2022 Share Repurchase Program”) that enabled the Company to repurchase up to $40 million of its ordinary shares. The 2022 Share Repurchase Program became effective on June 14, 2022, and expired on August 12, 2022. During 2022, the Company repurchased 1,251,659 ordinary shares with a weighted average cost per share of $7.97.
B.Related Party Transactions
Relationship with Expedia
Expedia Outsourcing Agreement
We entered into the Expedia Outsourcing Agreement with affiliates of Expedia on March 6, 2015. The agreement has been amended and restated on November 14, 2019. Expedia is the beneficial owner of 14.52% of our ordinary shares outstanding as of March 31, 2023.
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
Given the uncertainty caused by the COVID-19 pandemic, on August 20, 2020, we entered into an amendment with respect to the Expedia Outsourcing Agreement (the “Outsourcing Agreement Amendment”), whereby the parties agreed, among other things, to waive Expedia’s termination rights under the Expedia Outsourcing Agreement relating to minimum bookings requirements through December 31, 2021, subject to certain conditions. The waiver of Expedia’s termination rights has expired in accordance with its terms and we have resumed compliance with the minimum booking requirements.
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
In August 2022, we signed an addendum to the Expedia Outsourcing Agreement revising the terms of sourcing requirements through Expedia relating specifically to the Brazil market, allowing for us to source directly with respect to certain number of transactions. On December 31, 2022 the addendum expired. We continue to negotiate commercial conditions with Expedia from time to time and those negotiations may result in modifications to the Expedia Outsourcing Agreement.
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
The foregoing description of the Despegar Outsourcing Agreement is qualified in its entirety by reference to the full text of the Despegar Outsourcing Agreement, which is filed as Exhibit 10.2 to this Annual Report.
Under both the Expedia Outsourcing Agreement and the Despegar Outsourcing Agreement, we maintained (i) a receivable position of $10.7 million and $20.2 million recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2022 and 2021, respectively, and (ii) a payable position of $37.5 million and $34.8 million recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2022 and 2021, respectively. We generated revenue of $24.2 million and $19.2 million and $7.1 million for the years ended December 31, 2022, 2021 and 2020, respectively, representing 5%, 6% and 5% of our total consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.
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
Statement of Policy Regarding Transactions with Related Persons
Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with principles of the laws of the BVI generally applicable to directors of a BVI company.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
We have appended our audited consolidated financial statements filed pursuant to "Item 18. Financial Statements" as part of this annual report.
Legal Proceedings
See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”
Dividend Policy
In 2022, 2021 and 2020, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.
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
Pursuant to our memorandum and articles of association:
•Subject to the Company satisfying the solvency test described above, our board of directors may authorize payment of a dividend or other distribution at such time and of such an amount and pursuant to such method or methods of payment or other distribution as it thinks fit. A dividend or other distribution may be paid wholly or partly by the distribution of specific assets (which may consist of our shares or securities of any other entity) and our board of directors may settle all questions concerning such distribution. Without limitation, our board of directors may fix the value of such specific assets, may determine that cash payments shall be made to some shareholders in lieu of specific assets and may vest any such specific assets in a liquidating or other trust on such terms as our board of directors thinks fit.
•Our board of directors may deduct from any dividend or other distribution payable to any shareholder any or all monies then due from such shareholder to us.
•All dividends and other distributions unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company. All unclaimed dividends and other distributions may be invested or otherwise made use of by our board of directors for the benefit of the Company pending claim or forfeiture as aforesaid. No dividend or other distribution shall bear interest against the Company.

•A dividend or other distribution made to a shareholder at a time when, immediately after the dividend or other distribution, the value of the Company’s assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the BVI Act.
Each Series A Preferred Share confers on the holder the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears. Each Series B Preferred Share confers on the holder the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears. For more information about dividends payments to Series A Preferred Shares and Series B Preferred Shares, see Item 5. Operating and Financial Review and Prospects — B. Financial Position, Liquidity and Capital Resources.
B.Significant Changes
There has been no significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report for which disclosure was not made in this Annual Report.
ITEM 9    THE OFFER AND LISTING
A.Offer and Listing Details
Our ordinary shares trade on the New York Stock Exchange since September 19, 2017 under the symbol “DESP”.
B.Plan of Distribution
Not applicable.
C.Markets
Our ordinary shares trade on the New York Stock Exchange under the symbol “DESP”.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10    ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
We are a BVI business company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable BVI law, including the BVI Act.
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
Ordinary Shares
The following summarizes the rights of holders of our ordinary shares. Each ordinary share confers on the holder:
a)the right to one vote at a meeting per share on all matters to be voted on by shareholders generally, including the election of directors at an annual meeting of the shareholders;
b)the right to an equal share in any dividend paid by the Company and payable in respect of our ordinary shares and as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and
c)upon our liquidation, dissolution or winding up, the right to an equal share in the distribution of the surplus assets of the Company available to the ordinary shareholders, but subject in each case to the rights attaching to any additional class or classes of shares (including any preferred shares) that may be authorized and issued after the closing date of our initial public offering. Our ordinary shares do not confer cumulative voting rights.
Series A Preferred Shares
The following summarizes the rights of holders of our Series A Preferred Shares. Each Series A Preferred Share confers on the holder:
a)the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears;
b)the right to one vote per share on any matter on which holders of Series A Preferred Shares are entitled to vote separately as a class, whether at a meeting or by written consent; and
c)upon our liquidation, dissolution or winding up, a preferential right to the distribution of the surplus assets of the Company.
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
Series B Preferred Shares
The following summarizes the rights of holders of our Series B Preferred Shares. Each Series B Preferred Share confers on the holder:
a)the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears;
b)the right to vote on an as-converted basis on all matters to be voted on by shareholders generally, including, but not limited to, the election of directors at an annual meeting of the shareholders;
c)the right to an equal share in any dividend paid by the Company and payable in respect of our ordinary shares and as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and
d)upon our liquidation, dissolution or winding up, a preferential right to the distribution of the surplus assets of the Company.
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
Additional Shares
Our board of directors may determine the rights, privileges, restrictions and conditions attaching to each such class of preferred shares (which may be more favorable than those attaching to the ordinary shares), as the board of directors may determine in its sole and absolute discretion (subject always to obtaining any approval required in respect of the consent, veto or approval rights assigned to the holders of Series A Preferred Shares and/or the Series B Preferred Shares in the memorandum and articles of association), including without limitation:
•the number of shares constituting the additional class of preferred shares;
•the dividend and other distribution rights of the class of preferred shares (which may be payable in preference to, or in relation to, the dividends payable on our ordinary shares or any other class or classes of shares);
•whether the class of preferred shares shall have voting rights and, if so, whether they shall vote separately or together as a single class with the ordinary shares and/or any other class of shares;
•whether the class of preferred shares shall have conversion and/or exchange rights and privileges and, if so, the terms and conditions of such conversion and/or exchange;
•whether the class of preferred shares shall impose conditions and restrictions upon the business and affairs of the Company and/or any of its subsidiaries or the right to approve and/or veto certain matters and/or to appoint and/or remove one or more directors of the Company; and
•the rights of the preferred shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including, without limitation, any liquidation preference and whether such rights shall be in preference to, or in relation to, the comparable rights of the ordinary shares or any other class or classes of shares.
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
Shareholders’ Meetings and Consents
The following summarizes certain relevant provisions of BVI laws and our memorandum and articles of association in relation to our shareholders’ meetings:
•Our memorandum and articles of association contemplate two types of shareholders’ meetings, namely:
•an annual meeting of shareholders (each an “annual meeting”); and
•any meeting of shareholders which is not an annual meeting (each a “special meeting”).
•Only the board of directors may convene an annual meeting. All annual meetings shall be held at such date, time and place, either within or outside the BVI, as shall be determined from time to time by the board of directors. The business of an annual meeting shall be the election and re-election of directors for those board seats whose terms expire at such meeting and any other items of business proposed by the board of directors and/or otherwise duly proposed by eligible shareholders in accordance with the memorandum and articles of association.
•Special meetings may only be called: (i) by the board of directors at its own initiative; or (ii) by the board of directors upon receiving a compliant written request from a shareholder or shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Upon receipt of a compliant requisition notice, the board of directors shall convene the requested special meeting for a date not later than 90 days after the date of receipt of the requisition notice, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the requisitionists. A special meeting may be held at such date, time and place, within or outside the BVI, as shall be stated in the notice of the meeting.
•Director elections and re-elections by shareholders may occur only at annual meetings (not special meetings) and then only in respect of those board seats whose terms expire at such meeting. Nominations of persons for election or re-election as directors of the Company at an annual meeting may only be made by (i) the board of directors; or (ii) any shareholder (or shareholders collectively) other than any holder of Series A Preferred Shares (for so long as such holder has the right to appoint the L. Catterton Director) or Series B Preferred Shares (for so long as such holder has the right to appoint the Series B Director), holding not less than 3% of the voting rights that may be exercised at the annual meeting entitled to attend and vote at such meeting, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the nominating shareholders. The board of directors also retains discretion to veto inappropriate candidates nominated by shareholders for election as a director in certain enumerated circumstances, including (a) where the candidate is not qualified, does not have the necessary experience, has a conflict of interest or is otherwise unsuitable or unfit for office; and (b) where an appointment may adversely affect the Company’s (and/or its subsidiaries’ respective) reputation or business; or would result in the Company not having the required number of independent directors for its audit committee; or would result in the Company losing its “foreign private issuer” status.
•Written notice of any shareholder meeting shall be given to each shareholder entitled to vote at such meeting and each director not fewer than 10 nor more than 120 days before the date of the meeting. The inadvertent failure or accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice shall not invalidate the shareholder meeting or the proceedings at that meeting. A meeting of shareholders held in contravention of such notice requirements is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on his part.
•A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.
•A meeting of shareholders is duly constituted and quorate if, at the commencement of the meeting, there are present in person or by proxy holders of not less than a simple majority of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to such other date, time and place as the chairman may determine and announce at the meeting (without the need for any further notice to shareholders). At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.
•A resolution of shareholders is valid only if approved at a duly constituted and quorate meeting of shareholders by the affirmative vote of a simple majority (or such greater majority as may be specified in respect of a particular matter in the memorandum and articles of association) of the votes of those shareholders present at the meeting and entitled to vote and voting on the resolution. Shareholders are prohibited from adopting resolutions by written consent and all resolutions of the shareholders need to be adopted at a meeting of our shareholders convened in accordance with our memorandum and articles of association.
•In addition, in order to nominate candidates for election as a director at an annual meeting or propose topics for consideration at an annual meeting or special meeting of shareholders, shareholders must notify the Company in writing prior to the meeting at which directors are to be elected or the proposals are to be acted upon, and such notice must contain the documentation and information specified in our memorandum and articles of association. To be timely, notice with respect to an annual meeting of shareholders must be received by not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided that if the Company did not have an annual meeting the preceding year not later than the close of business on June 30 of the calendar year in which the annual meeting is to be held or such other date notified to shareholders by the board of directors). In the case of any business or other matter to be considered at a special meeting of shareholders, notice of such business or other matter must be included with the original requisition notice. Various other restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association shall also apply. Such advance notice requirements and other provisions may preclude or limit the ability of shareholders to nominate candidates for election as a director or propose topics for consideration at a meeting of shareholders. Furthermore, our board of directors may in certain circumstances veto candidates proposed by shareholders (as described in the fourth bullet point in this section).
C.Material Contracts
For information regarding material contracts, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions.”
D.Exchange Controls
The following paragraphs summarize the exchange controls. See “Item 3. Key Information — D. Risk Factors—Risks Related to Latin America—Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations” and “We are subject to foreign currency exchange controls in certain countries in which we operate” for more information.
Argentina
From April 1, 1991, until the beginning of 2002, Law No. 23,928 (the “Convertibility Law”) established a regime under which the Argentine Central Bank was obliged to sell dollars at a fixed rate of one Argentine peso per dollar. On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (as amended and supplemented, the “Public Emergency Law”), formally ending the regime of the Convertibility Law, abandoning over ten years of dollar-Argentine peso parity and eliminating the requirement that the Argentine Central Bank’s reserves in gold, foreign currency and foreign currency-denominated debt be at all times equivalent to 100% of the monetary base.

The Public Emergency Law, which has been extended on an annual basis and was in effect until March 2022, has granted the Argentine government the power to set the exchange rate between the Argentine peso and foreign currencies and to issue regulations related to the foreign exchange market. The Argentine Central Bank has had the power to intervene in the exchange rate market by buying and selling foreign currency for its own account, a practice in which it has engaged on a regular basis.

The enactment of the Public Emergency Law in 2002, among other things, authorized the Argentine government to implement a foreign exchange system and to enact foreign exchange regulations. Within this context, on February 8, 2002, pursuant to Decree No. 260/2002, the Argentine government (1) created a single and free-floating foreign exchange market (the “FX Market”) through which all foreign exchange transactions in a foreign currency must be conducted, and, and (2) established that all foreign exchange transactions shall be made at the freely agreed exchange rate and in compliance with the requirements and regulations of the Argentine Central Bank (the main aspects of which are described below).

On June 9, 2005, Decree No. 616/2005 established that (1) all inflows of funds into the FX Market arising from foreign debts incurred by Argentine residents, both individuals or legal entities of the private financial and non-financial sector, excluding export-import financings, and primary issues of debt securities sold through public offering and traded in authorized markets; (2) currency remittances made by non-Argentine residents into the domestic foreign exchange market for the following purposes: holdings of Argentine currency, purchases of any kind of financial assets or liabilities of the financial or non-financial private sector, excluding direct foreign investments and primary issues of debt securities and shares sold through public offering and traded in self-regulated markets; and investments in public sector securities purchased in secondary markets, shall meet the following requirements: (a) currency remittances into the domestic foreign currency market shall only be transferred abroad upon the lapse of 365 calendar days computed as from the date of settlement of such funds into Argentine pesos (the “Minimum Stay Period”); (b) the proceeds of the exchange of the funds so remitted shall be deposited into an account in the local banking system; (c) an amount equal to 30.0% of the relevant amount shall be deposited in a registered, non-transferable and non-interest bearing account for a period of 365 calendar days, under the conditions established in the applicable regulations; and (d) such deposit shall be made in dollars with Argentine financial institutions, it shall not accrue any interest or other profit and shall not be used as security or collateral for any kind of credit transaction.

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
On September 1, 2019, due to various factors that impacted the evolution of the Argentine economy and the uncertainty caused in the financial markets by the presidential election that took place in 2019, by Emergency Decree No. 609/2019 (as amended by Decree No. 91/2019) federal government re-implemented the foreign exchange controls setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the Argentine Central Bank to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the Argentine Central Bank has adopted a series of measures that regulate the FX Market, which are all included in the Amended and Restated Text on Foreign Exchange (the “FX Regulatory Framework”).

Among other provisions, considerations and exceptions set forth in such legislation, the FX Regulatory Framework provide new regulation that impact the following areas and situations: (i) exports and imports of goods and services; (ii) payments of profits and dividends; (iii) sale of non-produced non-financial assets; (iv) external financial loans disbursed as of September 1, 2019 (including those that involves offshore related counterparties) ; (v) repayment local notes offerings in dollars; (; (vi) payments in foreign currency among residents; (vii) payments of External Financial Indebtedness by Collateral Trustees; (viii) purchase of foreign currency by individuals, entities, and non-residents; (ix) funding of debt services reserve accounts on external indebtedness, among others.

In summary, among other matters, the FX Regulatory Framework established the following provisions:

Inflow of funds:

The FX Regulatory Framework establishes the obligation to enter into Argentina through the FX Market, convert into local currency at the official foreign exchange rate, and to deposit into local bank accounts -within some specific terms- the funds obtained from (i) export of goods operations; (ii) export of services operations; (iii) selling of non-financial non-produced assets to foreign parties.

Funds obtained from offshore financial indebtedness should be converted into Pesos through the FX Market if the local resident needs to repay principal and interest services of the financing through the FX Market. The lack of such conversion constitutes no violation to the FX Regulatory Framework, although it will preclude local resident from paying, at maturity, the offshore financial indebtedness at the official foreign exchange rate through the FX Market.

Outflow of funds

The FX Regulatory Framework establishes certain limitations and regulations to access to the FX Market at the official foreign exchange rate in relation to the import of goods, payment of offshore services, payment of dividends and earnings, repayment of loans, etc. The necessary requirements will depend on each particular transaction. Argentine Central Bank's prior authorization will be required when the necessary applicable requirements are not met.

General Requirements

As a general rule, in order to grant access to the FX Market for the acquisition of foreign currency or its remittance abroad financial institutions must require its clients an affidavit indicating compliance with the FX Regulatory Framework. In this regard, the local company must submit certain affidavits which sets forth the following:

The client must state that, on the day it requests access to the FX Market (i.e. on the day a given payment is to be executed), it has all its foreign currency holdings in the country deposited in accounts in financial institutions, and that it does not have “available liquid foreign assets” (including Argentine certificates of deposit representing foreign shares known as “CEDEARs”) for an amount in excess of $100,000. In the event that the client has available liquid foreign assets for an amount in excess of the threshold, it will have to file before the bank (through which a given payment is being executed) a sworn statement stating that such amount in excess is subject to any of the exceptions established under the FX Regulatory Framework.

The client must undertake to convert into Pesos though the FX Market, within 5 business days of its availability, any funds received abroad arising from collections of (a) loans; (b) term deposits; or (c) sales of any type of assets (e.g. shares, securities, goods, etc.); in case such loans, deposits or assets were granted, constituted, or acquired after May 28, 2020.

The client must state that, on the day on which it requests access to the FX Market, and in the previous 90 days, it has not: (a) arranged sales in the country for securities with settlement in foreign currency; (b) carried out swaps of securities issued by residents for foreign assets; (c) carried out transfers of securities to foreign depositories; (d) acquired in the country securities issued by non-residents using pesos; (e) acquired CEDEARs; (f) acquired securities representing private debt issued in foreign jurisdiction; (g) delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, to receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. In addition, the declaring party must also undertake not to carry out these operations on that day and for the following 90 days.

Likewise, the client must include a list of the persons who exercise a direct control relationship over it, in accordance with Section 1.2.2. of the “Large Exposures to Credit Risk” standards of the Argentine Central Bank rules, and state that, on that day and in the previous 90 calendar days, it has not delivered funds in local currency or other liquid local assets to them (except funds in foreign currency deposited in local financial institutions), except those directly associated with regular transactions between residents for the acquisition of goods and/or services. This requirement may be considered as complied with if the controlling shareholders submit a sworn statement under the terms of the preceding paragraph.

Specific requirements

Import of goods. The FX Regulatory Framework establishes the possibility for Argentine residents to access to the FX Market to pay for import of goods provided that: (i) the importer counts with a “Import System of the Argentine Republic” (SIRA) declaration approved, that will establish the date after which the payment could be performed through the FX Market; (ii) the transaction must be validated against the computer system called “Cuenta Corriente Única de Comercio Exterior” implemented by the Tax Authority; (iii) the debt is reported to the Argentine Central Bank through the “Survey of foreign liabilities and debt issuances”; and (iv) all the general requirements applicable,

Offshore services. The FX Regulatory Framework establishes the possibility for Argentine residents to access to the FX Market to pay for import of services provided that: (i) the local company counts with a “Argentine System of Imports and Foreign Payments of Services” (SIRASE) declaration approved; (ii) the offshore company must not be related to the local company, in accordance with the provisions established by the Argentine Central Bank; (iii) the debt is reported to the Argentine Central Bank through the “Survey of foreign liabilities and debt issuances”; (iv) the payment is performed at maturity; and (v) all the general requirements applicable.

Dividends and earnings: No authorization from the Argentine Central Bank is required to carry out foreign exchange transactions to complete this type of payments to non-residents at the official foreign exchange rate, provided that: (i) dividends and earnings arise from closed and audited financial statements; (ii) payment is made in accordance with the relevant corporate documents; (iii) the total amount of transfers for this concept made as from January 17, 2020, does not exceed the 30% of the value of new contributions of foreign direct investment in resident companies, entered and settled through the foreign exchange market as of the mentioned date; (iv) the access to the FX Market occurs after a period of 30 calendar days as from the settlement of the last contribution taken into consideration for the purpose of complying with the above mentioned requirement, (v) the company submits documentation that evidences the final capitalization of the contributions, (vi) the debt is reported to the Argentine Central Bank through the “Survey of foreign liabilities and debt issuances”; and (vii) all the general requirements applicable. There are other alternatives, that depend on a case-by-case basis.

Offshore financial indebtedness: The following requirements must be fulfilled: (i) the funds disbursed as of September 1, 2019 must have been entered into Argentina through the FX Market, converted into local currency at the official FX Rate, and deposited into local bank accounts; (ii) the transaction must have been declared to the Argentine Central Bank through the “Survey of foreign liabilities and debt issuances”, (iii) the payment is not made to an offshore related company (except in some cases); (iv) the payment is performed at maturity (i.e. no more than 3 days in advance, except in some cases); and (v) all the general requirements applicable. Also,

Regarding offshore financial indebtedness where creditor is a related entity, prior approval from the Argentine Central Bank must be required to pay capital (not interests) of such financial debts to the extent that they have been granted prior to October 2, 2020. This requirement will not be applicable when: (i) the funds disbursed under an intercompany loan have been entered into Argentina and converted into Pesos through the FX Market after October 2, 2020, (ii) the debt has an average life of not less than 2 years, and (iii) the rest of the requirements set forth by the regulation are complied with.

Offshore financial indebtedness with maturities on or before December 31, 2023, that exceed the equivalent of $ 2MM per calendar month (if no specific exceptions apply), must be restructured following the requirements established by the Argentine Central Bank. The corresponding refinancing plan must be submitted to the Argentine Central Bank at least 30 calendar days prior to the maturity of the principal to be refinanced.

Investment Instruments: Argentine Central Bank’s previous authorization is required to access the FX Market for the constitution of foreign investments, for instance for the purchase foreign currency for holdings, purchase securities, etc.: (i) by legal persons, local governments, investment funds, trusts and other entities constituted in the country and non-Argentine residents (with certain exceptions -such as multilateral agencies, embassies, etc.-), for any amount; (ii) for Argentine resident physical persons, when the monthly sum of $200 is exceeded; and (iii) for non- resident physical persons (in concept of tourism), when the monthly sum of $100 is exceeded.
E.Taxation
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

U.S. Federal Income Taxation
The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This summary deals only with our ordinary shares that are held as capital assets within the meaning of Section 1221 of the Code (as defined below) (generally, for investment purposes) by a beneficial owner.
As used herein, a “U.S. holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, any of the following:
•an individual citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
As used herein, the term “non-U.S. holder” means a beneficial owner of our ordinary shares (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. holder.
This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.
This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•a dealer or broker in securities or currencies;
•a financial institution;
•a regulated investment company;
•a real estate investment trust;
•an insurance company;
•a tax-exempt organization;
•a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for your securities;
•a person liable for alternative minimum tax;
•a partnership or other pass-through entity for U.S. federal income tax purposes;
•a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement;
•a U.S. holder whose “functional currency” is not the dollar;
•a foreign pension fund;
•a “controlled foreign corporation”;
•a “passive foreign investment company”; or
•a U.S. expatriate.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

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
This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Consequences to U.S. Holders
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our ordinary shares, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below, any such dividend will generally be taxable as ordinary income. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. holder’s ordinary shares, and to the extent the amount of the distribution exceeds a U.S. holder’s adjusted tax basis in our ordinary shares, the excess will be treated as gain from the disposition of our ordinary shares (the tax treatment of which is discussed below under “— Gain on Disposition of Ordinary Shares”). Subject to certain holding period and other requirements, (a) any dividends received by a U.S. holder that is a corporation will be eligible for the dividends received deduction and (b) any dividends received by a non-corporate U.S. holder (including an individual) will be eligible for the reduced tax rates that apply to “qualified dividend income.”
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
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our ordinary shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
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
•the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
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
Information Reporting and Backup Withholding
U.S. Holders
In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless the U.S. holder establishes that it is an exempt recipient. A backup withholding tax may apply to such payments if the U.S. holder fails to provide a taxpayer identification number and a certification that it is not subject to backup withholding or if the U.S. holder fails to report in full dividend and interest income.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All our Exchange Act reports and other SEC filings are available through the EDGAR system.
I.Subsidiary Information
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
The inflation rate in Brazil, as reflected by the IPCA was 4.6% in 2020. 10.1% in 2021 and 5.8% for 2022. After experiencing in 2017 the lowest inflation rate since 1998, Brazil went through a higher rate of inflation, but which was better than expected by the government. In Mexico the inflation rate in was 3.2% in 2020, 7.4% in 2021 and 7.8% in 2022. The inflation rate in Argentina was 36% in 2020, 50.9% in 2021 and 94.8 in 2022%.
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
ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Pursuant to the Catterton Investment Agreement, we have issued to the L Catterton Purchaser warrants to purchase 11 million common shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the ordinary shares. The Warrants expire On September 18, 2030. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Ordinary Shares Purchase Warrant (Penny Warrant),

dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP, which is filed as Exhibit 4.7 to this Annual Report.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.
PART II.
ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to the Rights of Security Holders
None.
B.Material Modifications to the Rights of any Class of Registered Securities
None.
C.Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities
None.
D.Changes in the Trustee or Paying Agents for any Registered Securities
None.
E.Use of Proceeds
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

ITEM 15    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and the interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2022.
We have established disclosure controls and procedures to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is accumulated and made known to the officers who certify our financial reports and to other members of senior management and the Disclosure Committee as appropriate to allow timely decisions regarding required disclosure.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and interim Chief Financial Officer, concluded that as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is communicated to our management, including our Chief Executive Officer and interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
B.Management’s Annual Report on Internal Control Over Financial Reporting
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
(i)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management of the company; and
(iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our Chief Executive Officer and interim Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management concluded that that the Company maintained effective internal control over financial reporting as of December 31, 2022.
C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company´s internal control over financial reporting as of December 31, 2022 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

D.Changes in Internal Control Over Financial Reporting
Management has evaluated, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management concluded that no such changes have occurred.
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
ITEM 16B.    CODE OF ETHICS
We have adopted a written code of business conduct and ethics that provides that our officers and directors are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Officers and directors have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, https://investor.despegar.com/governance/governance-documents/default.aspx
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our consolidated financial statements prepared in accordance with U.S. GAAP are audited by Price Waterhouse & Co. S.R.L., a firm registered with the Public Company Accounting Oversight Board in the United States.
The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal year 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(in thousands)
Audit fees (audit of financial statements)(1)	$2,545	$2,650
Tax fees (other certifications and tax advisory services)(2)	464	488
All other fees (advisory services)(3)	—	—
Total	$3,009	$3,138
___________
(1)Includes fees related to the audit of the consolidated financial statements as of December 31, 2022 and 2021 and for the years then ended.
(2)Includes fees for permitted tax compliance and tax advisory services.
(3)Includes fees for permitted due diligence transactions.
Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.
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
As a foreign private issuer, we follow the corporate governance practices of our home country, the British Virgin Islands (“BVI”) instead of nearly all of the NYSE’s corporate governance requirements, as described in more detail below. See also “ITEM 6. Directors, Senior Management and Employees—C. Board Practices.”
Differences in Corporate Law

Requirement	NYSE Requirement FOR US Listed Companies	BVI Law	Despegar Practice

Independent Directors	The board of directors is required to have a majority of independent directors.	BVI law does not require us to have a majority of independent directors.	We do not have a majority independent board of directors.

Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	BVI law does not require us to hold executive sessions of the board of directors.	We do not hold independent directors’ meetings.

Audit Committee	Must have an audit committee with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as the SEC Rule 10A-3 independence requirements (subject to any available exemptions).	BVI law does not require an independent audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements only, and not other general NYSE independence standards.

Internal Audit Function	Must have an internal audit function. This function may be performed by a third party.	BVI law does not require an internal audit function.	We do not have an internal audit function.

Compensation of Executive Officers	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	BVI law does not require an independent compensation committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent in accordance with NYSE listing standards.

Nomination of Directors	Must have a nominating/corporate governance committee consisting solely of independent directors.	BVI law does not require an independent nominating committee.	The board of directors has established a nomination and compensation committee. However, its members are not all independent in accordance with NYSE listing standards.

Corporate Governance Guidelines	Company must adopt and disclose corporate governance guidelines	BVI law does not require corporate governance guidelines.	We do not have corporate governance guidelines.

Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances	Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.	BVI law does not require shareholder approval of equity compensation plans or such other share issuances.	We have not and do not intend to submit for shareholder approval any equity-compensation plans or the other dilutive and related party equity issuances covered by NYSE rules.

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
Amended and Restated Expedia Outsourcing Agreement dated as of November 14, 2019, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Despegar.com Peru SAC, Despegar.com Chile SpA., Despegar Colombia S.A.S., Viajes Despegar.com O.N.L.I.N.E. S.A., Despegar Ecuador S.A., Despegar.com USA, Inc., Despegar.com Panama S.A., and Holidays S.A. (incorporated by reference to Exhibit 4.1 to the Annual Report filed on Form 20-F, filed on April 10, 2020)

10.2#
Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

10.3
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

10.5	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

10.6	Despegar.com, Corp. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

21.1*	List of Subsidiaries of Despegar

23.1*	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

31.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.3*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase
___________
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

DESPEGAR.COM, CORP.

By:	/s/Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer
Date: April 27, 2023

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Despegar.com, Corp.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Notes 3 and 9 to the consolidated financial statements, the Company changed the manner in which it accounts for credit expected losses in 2020.

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

Goodwill and Indefinite-Lived Intangible Assets Impairment Assessment

As described in Notes 3, 14 and 15 to the consolidated financial statements, the Company’s goodwill and indefinite-lived intangible asset balances were $138.6 million and $13.9 million as of December 31, 2022, respectively. Management conducts an impairment assessment as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying values of goodwill and indefinite-lived intangible assets may be impaired. An impairment charge of goodwill is recorded based on the excess of the reporting unit’s carrying amount over its fair value. An impairment charge of indefinite-lived intangible assets is recorded for the excess of their carrying values over their fair values. As of December 31, 2022, management performed the annual goodwill and indefinite-lived intangible assets impairment assessments and determined there was no impairment of goodwill or indefinite-lived intangible assets. The fair value of reporting units is estimated by management using a discounted cash flow model. The fair value of indefinite-lived intangible assets is estimated by management using an income approach under the relief-from-royalty method. The determination of the fair values of the Company’s reporting units and indefinite-lived intangible assets includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The principal assumptions used in management’s models consisted of the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses; the discount rate and royalty rates.

The principal considerations for our determination that performing procedures relating to the goodwill and indefinite-lived intangible assets impairment assessments is a critical audit matter are (i) the significant judgment by management when developing the fair values of the reporting units and indefinite-lived intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses; the discount rate and the royalty rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived intangible assets impairment assessments, including controls over the valuation of the Company’s reporting units and indefinite-lived intangible assets. These procedures also included, among others (i) testing management’s process for developing the fair value estimates of reporting units and indefinite-lived intangible assets; (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses, the discount rate and the royalty rates. Evaluating management’s assumptions used in the models related to the forecasted gross bookings; and forecasted revenues, net of the most significant costs and expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model, the income approach under the relief from royalty method and the discount rate and royalty rate assumptions.

Audit of Commissions and Service Fee Revenues

As described in Notes 3 and 22 to the consolidated financial statements, the Company’s revenues derived from commissions and service fees were $455.8 million for the year ended December 31, 2022, representing 85% of the Company’s total consolidated revenues. These revenues are generated by providing online travel reservation services, which principally allow travelers to book travel reservations with travel service providers through the Company’s platforms.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s processes for calculating and recording commissions and service fee revenue transactions. These procedures also included, among others (i) performing detailed commissions and service fee revenue transactions testing by agreeing the amounts recognized to source documents; and (ii) testing the mathematical accuracy of the recorded commissions and service fee revenue transactions. Professionals with specialized skill and knowledge were used to assist in the testing of the effectiveness of controls relating to management’s processes for calculating and recording commissions and service fee revenue transactions.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono Buenos Aires, Argentina April 27, 2023

We have served as the Company’s auditor since 2007.

Despegar.com, Corp.
Consolidated Balance Sheets as of December 31, 2022 and 2021
(In thousands of U.S. dollars)

	As of December 31,	As of December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$219,167	$246,078
Restricted cash	$25,879	$33,145
Trade accounts receivable, net of allowances of $10,529 and $10,911	$147,398	$127,980
Loans receivable, net of allowances of $11,938 and $2,064	$15,385	$8,907
Related party receivable	$10,676	$20,172
Other assets and prepaid expenses	$46,621	$50,759
Total current assets	$465,126	$487,041
Non-current assets
Other assets and prepaid expenses	$69,784	$82,406
Loans receivable, net of allowances of $473	$1,185	$—
Lease right-of-use assets	$22,428	$27,240
Property and equipment, net	$15,532	$17,285
Intangible assets, net	$91,500	$85,723
Goodwill	$138,637	$122,426
Total non-current assets	$339,066	$335,080
TOTAL ASSETS	$804,192	$822,121
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$58,024	$51,577
Travel accounts payable	$287,426	$263,530
Related party payable	$37,472	$34,772
Short-term debt and other financial liabilities	$29,931	$16,283
Deferred revenue	$23,348	$13,556
Other liabilities	$114,221	$79,014
Contingent liabilities	$7,982	$9,156
Lease liabilities	$6,081	$6,938
Total current liabilities	$564,485	$474,826
Non-current liabilities
Other liabilities	$20,845	$38,545
Contingent liabilities	$30,593	$25,281
Long-term debt and other financial liabilities	$5,119	$10,400
Lease liabilities	$17,151	$20,937
Related party liability	$125,000	$125,000
Total non-current liabilities	$198,708	$220,163
TOTAL LIABILITIES	$763,193	$694,989
Series A non-convertible preferred shares, no par value, 150,000 shares authorized, issued and outstanding	$121,449	$109,565
Series B convertible preferred shares, no par value, 50,000 shares authorized, issued and outstanding	$46,700	$46,700
Redeemable non-controlling interest	$—	$2,596
TOTAL MEZZANINE EQUITY	$168,149	$158,861
SHAREHOLDERS’ (DEFICIT)
Common stock (1)	$287,553	$279,932
Additional paid-in capital	$323,706	$350,200
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(16,092)	$(18,065)
Accumulated losses	$(643,322)	$(574,801)
Treasury Stock	$(78,267)	$(68,267)
Total Shareholders’ (Deficit)	$(127,150)	$(31,729)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)	$804,192	$822,121

(1)	Represents 72,316 shares (in thousands) issued as of December 31, 2022 and 71,246 shares (in thousands) issued as of December 31, 2021. See Note 27.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Operations
for the years ended December 31, 2022, 2021 and 2020
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	For the year ended December 31,
	2022	2021	2020
Revenue (1)	$537,972	$322,843	$131,334
Cost of revenue (2)	(182,898)	(160,240)	(103,825)
Gross profit	$355,074	$162,603	$27,509
Operating expenses
Selling and marketing	$(165,150)	$(95,290)	$(57,292)
General and administrative	(101,521)	(83,694)	(76,415)
Technology and product development	(89,992)	(74,743)	(67,043)
Impairment of long-lived assets and goodwill	—	(5,106)	(1,917)
Total operating expenses	$(356,663)	$(258,833)	$(202,667)
(Loss) / Gain from equity investments	(164)	342	(2,059)
Operating loss	$(1,753)	$(95,888)	$(177,217)
Financial results, net	(45,459)	(10,207)	12,910
Loss before income taxes	$(47,212)	$(106,095)	$(164,307)
Income tax (expense) benefit	(21,309)	230	21,438
Net loss for the year	$(68,521)	$(105,865)	$(142,869)
Net loss attributable to redeemable non-controlling interest	—	1,237	282
Net loss attributable to Despegar.com, Corp.	$(68,521)	$(104,628)	$(142,587)

(1)	Includes $24,220, $19,205 and $7,066 for related party transactions for the years 2022, 2021 and 2020, respectively. See Note 24.
(2)	Includes a reclassification of the credit loss expense from general and administrative expenses to cost of revenue. See Note 2.

Losses per share available to common shareholders (Note 2 and 26):
Basic	$(1.28)	$(1.75)	$(2.21)
Diluted	$(1.28)	$(1.75)	$(2.21)
Shares used in computing losses per share (in thousands):
Basic	76,823	76,653	67,994
Diluted	76,823	76,653	67,994
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Comprehensive Loss
for the years ended December 31, 2022, 2021 and 2020
(In thousands of U.S. dollars)

	For the year ended December 31,
	2022	2021	2020
Net loss for the year	$(68,521)	$(105,865)	$(142,869)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	1,973	(5,485)	(13,190)
Comprehensive loss for the year	$(66,548)	$(111,350)	$(156,059)
Net loss attributable to redeemable non-controlling interest	—	1,237	282
Foreign currency translation adjustment attributable to redeemable non-controlling interest	—	143	(170)
Comprehensive loss attributable to Despegar.com, Corp.	$(66,548)	$(109,970)	$(155,947)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity
for the years ended December 31, 2022, 2021 and 2020
(In thousands of U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income / (loss)	Accumulated losses		Treasury Stock	Total equity / (deficit)
	Number of shares issued (in thousands)	Amount
Balance as of December 31, 2019	69,648	$261,608	$327,523	$(728)	$610	$(326,510)		$(68,267)	$194,236
Change in accounting standard ASC 326	—	—	—	—	—	(1,076)	—	—	(1,076)
Balance as of January 1, 2020	69,648	$261,608	$327,523	$(728)	$610	$(327,586)		$(68,267)	$193,160
Stock-based compensation expense	—	—	7,312	—	—	—		—	7,312
Foreign currency translation adjustment	—	—	—	—	(13,190)	—		—	(13,190)
Exercise of stock-based awards	451	4,090	(3,720)	—	—	—		—	370
Net loss for the year	—	—	—	—	—	(142,587)		—	(142,587)
Warrants, net of issuance costs	—	—	56,339	—	—	—		—	56,339
Accretion of Series A non-convertible preferred shares	—	—	(2,831)	—	—	—		—	(2,831)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(4,212)	—	—	—		—	(4,212)
Accrual of dividends of Series B convertible preferred shares	—	—	(553)	—	—	—		—	(553)
Accretion of redeemable non-controlling interest	—	—	(78)	—	—	—		—	(78)
Balance as of December 31, 2020	70,099	$265,698	$379,780	$(728)	$(12,580)	$(470,173)		$(68,267)	$93,730
Stock-based compensation expense	—	—	12,338	—	—	—		—	12,338
Foreign currency translation adjustment	—	—	—	—	(5,485)	—		—	(5,485)
Exercise of stock-based awards	1,147	14,234	(12,712)	—	—	—		—	1,522
Net loss for the year	—	—	—	—	—	(104,628)		—	(104,628)
Accretion of Series A non-convertible preferred shares	—	—	(10,600)	—	—	—		—	(10,600)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,251)	—	—	—		—	(15,251)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—		—	(2,000)
Accretion of redeemable non-controlling interest	—	—	(1,355)	—	—	—		—	(1,355)
Balance as of December 31, 2021	71,246	$279,932	$350,200	$(728)	$(18,065)	$(574,801)		$(68,267)	$(31,729)
Stock – based compensation expense	—	—	7,292	—	—	—		—	7,292
Foreign currency translation adjustment	—	—	—	—	1,973	—		—	1,973
Exercise of stock-based awards	1,070	7,621	(7,254)	—	—	—		—	367
Net loss for the year	—	—	—	—	—	(68,521)		—	(68,521)
Treasury Stock	—	—	—	—	—	—		(10,000)	(10,000)
Accretion of Series A non-convertible preferred shares	—	—	(11,884)	—	—	—		—	(11,884)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,375)	—	—	—		—	(15,375)
Accretion of redeemable non-controlling interest	—	—	(473)	—	—	—		—	(473)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—		—	(2,000)
Redemption of non-controlling interest	—	—	3,200	—	—	—		—	3,200
Balance as of December 31, 2022	72,316	$287,553	$323,706	$(728)	$(16,092)	$(643,322)		$(78,267)	$(127,150)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2022, 2021 and 2020
(In thousands of U.S. dollars)

	For the year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net loss	$(68,521)	$(105,865)	$(142,869)
Adjustments to reconcile net loss to net cash flows from operating activities:
Net loss attributable to redeemable non-controlling interest	—	1,237	282
Unrealized foreign currency loss	11,937	3,310	5,066
Changes in fair value of earnout liability	(2,113)	(841)	2,239
Changes in seller indemnification	2,113	841	(2,239)
Gain/(Loss) from equity investments	164	(342)	2,059
Depreciation expense	7,018	6,917	7,981
Amortization expense	28,985	27,288	21,699
Write-off of leasehold improvements	—	—	3,661
Impairment of long-lived assets and goodwill	—	5,106	1,917
Stock-based compensation expense	7,292	12,338	7,312
Amortization of lease right-of-use assets	5,095	5,319	3,417
Interest and penalties	2,428	1,263	2,082
Income tax expense / (benefit)	11,981	(12,625)	(21,478)
Allowance for credit expected losses	12,747	3,238	12,270
Provision for contingencies	18,060	3,862	11,096
Changes in assets and liabilities, net of non-cash transactions:
(Increase) / Decrease in trade accounts receivable, net of credit expected loss	(16,690)	(63,003)	108,894
(Increase) / Decrease in loans receivable, net of allowance	(10,179)	(6,462)	—
Decrease / (Increase) in related party receivable	9,610	(12,138)	13,897
Decrease / (Increase) in other assets and prepaid expenses	28,069	(14,045)	27,105
Increase / (Decrease) in accounts payable and accrued expenses	4,398	21,631	(37,750)
Increase / (Decrease) in travel accounts payable	837	44,544	(75,888)
(Decrease) / Increase in other liabilities	(750)	29,372	(300)
Decrease in contingent liabilities	(22,587)	(1,577)	(3,008)
Increase / (Decrease) in related party payable	1,900	15,418	(63,810)
Decrease in lease liabilities	(4,589)	(5,792)	(1,990)
Increase in deferred revenue	9,497	4,534	10
Net cash flows provided by / (used in) operating activities	$36,702	$(36,472)	$(118,345)
Cash flows from investing activities:
Origination of loans receivable, net of allowance	(17,562)	(2,169)	—
Collection of loans receivable	7,289	433	—
Payments for acquired business, net of cash acquired	(7,019)	(5,750)	2,743
Payment for other assets	(3,190)	—	—
Acquisition of property and equipment	(4,288)	(2,368)	(3,458)
Capital expenditures, including internal-use software and website development	(26,372)	(18,823)	(14,028)
Net cash flows used in investing activities	$(51,142)	$(28,677)	$(14,743)
Cash flows from financing activities:
Net (decrease) / increase of short-term debt	(57)	(178)	(14,288)
Proceeds from issuance of short-term debt	31,572	17,034	—
Payment of short-term debt	(26,970)	(9,803)	—
Proceeds from issuance of long-term debt	—	3,943	640
Payment of long-term debt	(4,156)	(2,913)	(375)
Purchase of treasury stock	(10,000)	—	—
Proceeds from issuance of preferred shares	—	—	200,000
Payments of expenses related to preferred shares and warrants	—	(170)	(12,098)
Payments for acquired non-controlling interest	(3,200)	—	—
Collect on debenture issuance by securitization program	4,545	—	—
Exercise of stock-based awards	340	889	370
Payment of dividends to Series B convertible preferred shares	(17,375)	(9,972)	(553)
Net cash flows (used in) / provided by financing activities	$(25,301)	$(1,170)	$173,696
Effect of exchange rate changes on cash and cash equivalents	5,564	(4,943)	(3,767)
Net (decrease) / increase in cash and cash equivalents	$(34,177)	$(71,262)	$36,841
Cash and cash equivalents and restricted cash as of beginning of the year	279,223	350,485	313,644
Cash and cash equivalents and restricted cash as of end of the year	245,046	279,223	350,485
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2022, 2021 and 2020 (Continued)
(In thousands of U.S. dollars)

	For the year ended December 31,
	2022	2021	2020
Supplemental cash flow information
Cash paid for income tax	$8,550	$2,455	$3,427
Interest paid	$8,484	$5,161	$4,948
Financed portion of acquisitions	$—	$—	$10,168
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except per share data in U.S. dollars)
1.    Business

Despegar.com, Corp. and its subsidiaries provide travel products and services to leisure and corporate travelers in several countries in Latin America and the United States, as well as advertising and media solutions to advertisers. We offer these travel products and services through our portfolio of key trademarks: “Despegar,” “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “BD Experience”, “HotelDo”, “Viajanet” and "Stays". Through Koin, the financial services company solution, we extend loans to our travel customers and certain consumers of other merchants. We refer to Despegar.com, Corp. and its subsidiaries collectively as the “Despegar Group”, the “Company”, “us”, “we” and “our”, as the context requires, in these consolidated financial statements.
Impact of COVID-19

The COVID-19 pandemic, and measures to contain the virus, had an unprecedented impact on the global travel industry and materially and negatively impacted our business, financial results and financial condition. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted, and countries around the world reopened their borders for foreign travel. Overall, the full duration and total impact of COVID-19 remains uncertain, and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business, going forward.

As a result of the deterioration of our business due to the COVID-19 pandemic, we incurred significant losses during 2020 and 2021 which increased our accumulated losses $643.3 million which led to a shareholders’ deficit of $127.2 million as of December 31, 2022. Nonetheless, in 2022, our revenues increased 67% as compared to 2021 although they did not reach yet reached pre-pandemic levels. We also experienced positive cash flows from operations during 2022. Our cash and cash equivalents balance amounted to $219.2 million as of December 31, 2022. We continuously monitor our business performance, revenue and costs, our current and projected liquidity and operating plans. These assessments require the use of various internal and external information to build projections, including estimates from industry associations, such as the International Air Transport Association (“IATA”), which is expecting that travel will continue to improve during the coming years. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue. The principal assumptions used in our cash flow analyses to estimate future liquidity requirements consisted of forecasting gross bookings and revenues, net of our most significant costs and expenses, forecasting working capital requirements and commitments, including but not limited to our preferred dividends, debt payments and acquisition commitments. Based on these actions and assumptions and considering our available cash and cash equivalents balance as of December 31, 2022, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months as from the issuance of these consolidated financial statements.
2.    Basis of consolidation and presentation
Basis of presentation
We prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our consolidated financial statements include the accounts of Despegar.com, Corp., our wholly owned subsidiaries, and an entity in which we have a variable interest, and we are the primary beneficiary.

We record redeemable or non-redeemable non-controlling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Non-controlling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities. We consolidate our subsidiaries from the date on which we obtain control. We deconsolidate any subsidiary from the date we lose control. We record our investments in entities that we do not control, but over which we have the ability to exercise significant influence, using the equity method. We have eliminated intercompany transactions and accounts. We change the accounting policies of subsidiaries where necessary to ensure consistency with our accounting policies. All of our subsidiaries have the same year-end.

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
The following are our subsidiaries as of the end of the years presented:

Name of the subsidiary (in alphabetical order)	Type	Country of incorporation	As of December 31, 2022	As of December 31, 2021
			% Owned
Badurey S.A.	Holding	Uruguay	100%	100%
BD Travelsolution, S. de R.L. de C.V. (1)	Operating	Mexico	100%	100%
Click Hoteles.com, LLC	Holding	United States	100%	100%
Decolar.com Ltda.	Operating	Brazil	100%	100%
Decolar.com, Inc.	Holding	United States	100%	100%
Despegar Colombia S.A.S.	Operating	Colombia	100%	100%
Despegar Ecuador S.A.	Operating	Ecuador	100%	100%
Despegar.com Chile SpA	Operating	Chile	100%	100%
Despegar.com México S.A. de C.V.	Operating	Mexico	100%	100%
Despegar.com Peru S.A.C.	Operating	Peru	100%	100%
Despegar.com USA, Inc.	Operating	United States	100%	100%
Despegar.com.ar S.A.	Operating	Argentina	100%	100%
DFinance Holding Ltda.	Holding	Brazil	100%	100%
Holidays S.A.	Operating	Uruguay	100%	100%
Jamiray International S.A.	Operating	Uruguay	100%	100%
Koin (BVI) Limited	Holding	British Virgin Islands	100%	—%
Xirex Contigo Sapi De CV Sofom ENR	Operating	Mexico	100%	—%
Ruselmy S.A.	Operating	Uruguay	100%	—%
Koin Administradora de Cartões e Meios de Pagamento S.A.	Operating	Brazil	100%	84%
Rivamor S.A.	Holding	Uruguay	100%	100%
Ruotej S.A.	Operating	Uruguay	100%	—%
Satylca S.C.A.	Holding	Uruguay	100%	100%
Servicios Online 3351 de Venezuela C.A.	Operating	Venezuela	100%	100%
South Net Chile, SpA (1)	Operating	Chile	100%	100%
South Net Turismo Perú S.R.L. (2)	Operating	Peru	—%	100%
South-Net Turismo S.A.U.	Operating	Argentina	100%	100%
Transporturist, S.A. de C.V.	Operating	Mexico	100%	100%
Travel Reservations S.R.L.	Operating	Uruguay	100%	100%
TVLX - Viagens e Turismo S.A. (3)	Operating	Brazil	100%	—%
Viajes Beda, S.A. de C.V.	Operating	Mexico	100%	100%
Viajes Despegar.com O.N.L.I.N.E. S.A.	Operating	Costa Rica	100%	100%

(1)	In process of dissolution.
(2)	Liquidated as of December 31, 2022.
(3)	Merged with Decolar.com Ltda. on January 1, 2023.

Reclassifications

During the second quarter of 2022, we revised the presentation of credit loss expense on our consolidated statements of operations. Previously, we classified credit loss expense within general and administrative expenses. In line with the increasing significance of our financial services business and the impact of its credit loss expense to our consolidated operations, we determined that the credit loss expense would be more appropriately reflected in the financial statement line
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
item cost of revenue. We reclassified our entire credit loss expense in the previous financial statements to be comparable with our current presentation.
The following table presents a summary of the amounts as reported and as reclassified in our consolidated statements of operations for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021		For the year ended December 31, 2020
	As reported	As reclassified	As reported	As reclassified
Cost of revenue	(157,003)	(160,240)	(85,518)	(103,825)
General and administrative	(86,931)	(83,694)	(94,722)	(76,415)

In addition, certain comparative figures of these consolidated financial statements were modified to provide more detailed disclosures. This change has not impacted the total amount of assets, liabilities, net loss and total equity.

Revision of previously filed consolidated financial statements

Subsequent to the issuance of our financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 29, 2022, we identified errors in certain prior period amounts. Accordingly, we have revised the accompanying financial statements and related footnotes as of and for the year ended December 31, 2022, to correct for these errors. We have evaluated the materiality of these misstatements based on an analysis of quantitative and qualitative factors and concluded they were not material to the prior period financial statements, individually or in aggregate.
The application of these adjustments to the financial information for 2021 and 2020 are summarized as follows:

Error in the presentation of the statement of cash flows for the year ended December 31, 2021:

We identified certain loans that had been reported as cash flows used in operating activities in the statement of cash flows for the year ended December 31, 2021, that should have been presented as cash flows used in investing activities. The appropriate classification in the statement of cash flows related to loans receivable requires a determination of the source and intend of the loans. For loans that result from the sale of our goods or services to our travel customers, the resulting cash receipts are always treated as operating cash flows. However, when we originate loans to other merchants’ customers, the classification is based on management’s intent to either hold the loans for sale or for investment. For the year ended December 31, 2021, there is a portion of loans receivable originated to other merchants’ customers and we intended to hold the loans for investment.

We therefore corrected the previously presented cash flows for these loans and in doing so, the consolidated statement of cash flows for 2021 was adjusted to decrease net cash flows used in operating activities by $1.7 million with a corresponding increase in net cash flows used in investing activities.

Error in “Valuation and qualifying accounts” note for the year ended December 31, 2021, and 2020:

We identified an error in “Valuation and qualifying accounts” note in our consolidated financial statements for the year ended December 31, 2021, and 2020. The error related to the line “provision for cancellations” in the note. In the preparation of the note, certain actual deductions for cancellations were inadvertently netted out of the “Charges to earnings” column instead of being included as actual uses of the provision in the “Deductions” column. The error in the note related only to a misallocation of charges and uses between columns on the note and did not change the beginning and ending balances of the provision for cancellations. Moreover, there is no change in the difference between the charge to earnings and the deductions. The error did not impact our primary financial statements or any other note for any period.

While the changes to the amounts in the columns “Charges to earnings” and “Deductions” were relatively significant to amounts previously reported, we do not believe that a reasonable investor would view the errors in the note as having significantly altered the total mix of information made available.

The following tables present the note as originally reported and as revised for the years ended December 31, 2021 and 2020:

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
As originally reported:

	Balance, beginning of year	Charges to earnings	Charges to other accounts	Deductions	Balance, end of year
2020
Allowance for cancellations	$1,986	$14,182	$(854)	$(302)	$15,012
2021
Allowance for cancellations	$15,012	$6,117	$69	$(1,982)	$19,216
As revised:

	Balance, beginning of year	Charges to earnings	Charges to other accounts	Deductions	Balance, end of year
2020
Allowance for cancellations	$1,986	$41,485	$(854)	$(27,605)	$15,012
2021
Allowance for cancellations	$15,012	$31,016	$69	$(26,881)	$19,216

Error in the calculation of earnings per share for the years ended December 31, 2021, and 2020:

We identified an error in the calculation of the weighted common shares outstanding and consequently in the loss per common share for the years ended December 31, 2021, and 2020. In the calculation process, we did not exclude the number of common shares bought back during 2018 and 2019 to determine the number of outstanding common shares at the beginning of the periods, resulting in incorrect reported amounts related to basic and diluted loss per common share for the years ended December 31, 2021, and 2020.

The quantitative impact of the error on weighted average common shares outstanding and loss per share for the years impacted is as follows:

	2021	2020
Net loss for the year (*)	(105,865)	(142,869)
Less: Net loss attributable to redeemable non-controlling interest (*)	1,237	282
Net loss for the year attributable to Despegar.com, Corp. (*)	$(104,628)	$(142,587)
Accretion of redeemable non-controlling interest (*)	(1,355)	(78)
Accretion of Series A non-convertible preferred shares (*)	(10,600)	(2,831)
Accrual of cumulative dividends of Series A non-convertible preferred shares (*)	(15,251)	(4,212)
Accrual of dividends of Series B convertible preferred shares (*)	(2,000)	(553)
Net loss for the year attributable to Despegar.com, Corp. common shareholders (*)	$(133,834)	$(150,261)
Numerator of basic and diluted losses per share (*)	$(133,834)	$(150,261)
Weighted average common shares outstanding - basic and diluted – as previously reported	81,625	73,001
Denominator of basic and diluted losses per share – as previously reported	81,625	73,001
Basic and diluted losses per share – as previously reported [A]	$(1.64)	$(2.06)
Weighted average common shares outstanding - basic and diluted – as revised	76,653	67,994
Denominator of basic and diluted losses per share – as revised	76,653	67,994
Basic and diluted losses per share – as revised [B]	$(1.75)	$(2.21)

Impact on loss per share

Understated by [A] – [B]	$0.11	$0.15
Impact in % ([B] – [A])/[A]	7%	7%
(*) No change from previously reported amounts
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with U.S. GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; allowance for credit expected losses; recoverability of long-lived assets, indefinite-lived intangible assets, and goodwill; income and transactional taxes; loss contingencies and acquisition purchase price allocations.
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
Argentine currency status and exchange regulations

As of July 1, 2018, we transitioned our Argentinian operations to highly inflationary status in accordance with U.S. GAAP, and changed the functional currency for Argentine subsidiaries from Argentine Pesos to U.S. dollars, which is the functional currency of their immediate parent company.

In the second half of 2019, the Argentine government instituted exchange controls restricting the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity’s authorization request to the Central Bank of Argentina to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms, in which an entity or individual buys U.S. dollar denominated securities in Argentina (i.e., shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as Blue Chip Swap Rate). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2022, the spread of the Blue Chip Swap was 94.2%.

However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2022 was $177.13 Argentine Pesos per US dollar. We use Argentina’s official exchange rate to record the accounts of Argentine subsidiaries.

Concentration of credit risk

Cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and loans receivable are potentially subject to credit risk. However, there are not significant concentrations of credit risk arising from these financial instruments. We place our cash and cash equivalents and restricted cash and cash equivalents with several financial institutions in different countries and financial instruments that are highly liquid and highly rated. Our Mexican operations concentrate around 28% of our cash and cash equivalents balance as of December 31, 2022. Cash and cash equivalents balances in other countries do not exceed 15% of the total cash and cash equivalents as of December 31, 2022.

Accounts receivable are derived from revenue earned from customers located internationally and are settled through customer credit cards, debit cards and other means of payment, with the majority of accounts receivable collected upon processing of credit card transactions. Due to the relatively small dollar amount of individual accounts receivable, we generally do not require collateral on these balances.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
We have also substantial credit risk primarily in our consumer loans held for investment. We are exposed to default risk on loan receivables. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions. Loans receivables are concentrated in Brazil. Due to the relatively small dollar amount of individual loans receivable, we generally do not require collateral on these balances.

We maintain an allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends, and other information. See Notes 9 and 10 for details.

In addition, our business is subject to certain risks and concentrations including our dependence on relationships with travel suppliers, primarily airlines and Expedia, Inc. (“Expedia”, a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company – see Note 9), dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. We also rely on global distribution systems (“GDS”) providers and other third-party service providers for certain fulfillment services.
Seasonality
We generally experience seasonal fluctuations in the demand for our travel services. Our most significant markets in the Southern hemisphere are in Brazil and Argentina where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Our most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the second and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer, and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs. The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends. Revenues, expenses, assets, and liabilities can vary during each quarter of the year. Therefore, the results and trends in these consolidated financial statements may not be the same as those for any subsequent quarter or the full year.
Impacts from COVID-19 disrupted our typical seasonal pattern for bookings, revenue, profit and cash flows during 2020 and 2021. Significantly higher cancellations and reduced booking volumes, particularly in the first half of 2020, resulted in material operating losses and negative cash flow. Booking and travel trends improved in the second half of 2020 and throughout 2021 and 2022. This has resulted in working capital benefits and positive cash flow more akin to typical historical trends. It remains difficult to forecast the seasonality for upcoming quarters, given the uncertainty related to the shape and timing of any sustained recovery. Significantly higher cancellations and reduced booking volumes from COVID-19 disrupted our typical seasonal pattern for bookings, revenue, profit and cash flows from 2020 through early 2022, but have generally returned to historic seasonality.
3.    Summary of significant accounting policies
Revenue recognition
We generate revenue from our travel and financial services businesses. The majority of our revenues relates to our travel business for all years presented.

Travel business:

We offer traditional travel services on a stand-alone and package basis generally either through the pre-pay/merchant business model (“Prepay Model ”) or the pay-at-destination/agency business model (“PAD Model”). We primarily generate revenue from facilitation services, either directly or using affiliated travel agencies. We consider both the traveler and the travel supplier as our customers.

Under the Prepay Model, we provide travelers with access to book hotel rooms, airline seats, car rentals and destination services through our contracts with our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Travel suppliers generally bill us for travel products sold within a 12-month period from check-out date. We recognize breakage as incremental revenue from unbilled amounts when the period expires.

Under the PAD Model, travelers pay the travel supplier directly at destination and travel suppliers pay us our earned commissions later, generally after checkout. We receive service fees from travelers up front.

Revenues under the Prepay Model represented 86%, 84%, and 78% of our consolidated travel revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

The primary sources of our travel business revenues are commissions and service fees, incentive fees, advertising and destination services.
•Commissions and service fees:
We facilitate the sale of travel products and services from our travel suppliers to our travelers and travel agencies.

We generally receive commissions in consideration of our facilitation services. Generally, we charge a service fee to our travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or administrative changes to the reservation (i.e., modifications to the original terms of the reservations) as new bookings. We may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.

We recognize revenue upon the transfer of control of the promised facilitation services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those facilitation services. Generally, we recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience.

We present revenue on a net basis for most of our transactions because the travel supplier is primarily responsible for providing the underlying travel services, we do not control the service or travel product provided by the travel supplier to the traveler and we do not bear inventory risk. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue). We present revenue on a gross basis for some bookings when we pre-purchase flight seats.

Generally, we partner with banks to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by such banks. Participating banks bear full risk of fraud, delinquency, or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within a short period of time after booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain countries, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. In most cases, we receive payment before travel occurs or during travel and the period between completion of booking and reception of scheduled payments is typically one year or less. We have made use of the practical expedient in ASC 606-10-32-18 and we do not adjust the amount of consideration for the effects of a significant financing component. In Brazil, through our financial services company solution, we offer financing to certain travel customers, generally on terms not exceeding 12 months.

Our revenue from commissions and service fees represented 85%, 83% and 77%of our total consolidated travel revenues for the years ended December 31, 2022, 2021, and 2020, respectively.
•Incentive fees:
We may receive incentive fees from our travel suppliers or Global Distribution Systems ("GDS") providers if we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case basis.

Our revenues from incentive fees represented 7%, 9% and 13% of our total consolidated travel revenues for the years ended December 31, 2022, 2021, and 2020, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

•Advertising:
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Our revenues from advertising represented 3%, 3% and 4% of our total consolidated travel revenues for the years ended December 31, 2022, 2021, and 2020, respectively.
•Destination services:
We recognize revenue as services are provided. We present revenue on a gross basis for these transactions because we are the primary responsible for providing the underlying travel services.

Our destination services represented less than 3% of our total consolidated travel revenues for all years presented.
•Other revenue:
We also derive revenue from other sources. Our other sources of revenue are not material.
•Loyalty revenue:
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
For loyalty points earned through co-branded credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within thirty days after the month of sale of loyalty points. Sales of loyalty points to business partners are comprised of two components: loyalty points and marketing (i.e., the use of intellectual property, including our brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). We allocate the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, we recognize the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed.
•Financial services business
In Brazil, we earn revenues as a result of offering financing to our travel customers and certain non-travel customers. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rates. We charge merchants processing fees on financing transactions which we recognize as services are provided.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with original maturities of three months or less. Gains or losses are recognized in “Financial results, net” when incurred.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Trade accounts receivable, net

Trade accounts receivable are generally due within thirty days and are recorded net of an allowance for expected credit losses.

On January 1, 2020, we adopted the accounting standards update on the measurement of expected credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We consider accounts outstanding longer than the contractual payment terms as past due. We have identified the relevant risk characteristics of our customers and the related receivables, which include the following: size, type or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we make estimates of expected credit losses for our allowance by considering a several factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. This is assessed at each quarter based on our specific facts and circumstances. See Note 9 for additional information.

The provision for estimated credit losses is recorded as cost of revenue in our consolidated statements of operations.

Loans receivable, net

Loans receivable represent loans granted to customers through our financial services business. Loan receivables are reported at their outstanding principal balances plus estimated collectible interest, net of allowances for uncollectible accounts. We typically place loans on non-accrual status as soon as the customer is due on its payments. Penalties and late interest fees are recognized as amounts are received. Accrual is restored when all overdue payments are settled by the customer.

Most of our loan receivables are short-term in nature, accrue fixed interest rates and repaid in a period ranging between seven and ten months, while a minor portion of loans are repaid within twenty-four months.

We closely monitor credit quality for all loan receivables on a recurring basis. To evaluate a consumer seeking a loan, we use, among other indicators, a risk model internally developed, as a credit quality indicator to help predict the consumer’s ability to repay the principal balance and interest related to the credit. The risk model uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators. Internal indicators consider customer’s history with us, credit scoring and risk profile, among others. In addition, we consider external information to enhance the scoring model and the decision-making process. The internal indicators and the external credit score are combined in a risk matrix, which is also used to price the loans based on the risk profile.

Securitization of loans receivable

In connection with securitization programs, we may sponsor and establish trusts (deemed to be variable interest entities “VIEs”) to ultimately purchase certain of our loan receivables. Securities issued by securitization trusts are senior or subordinated, based on the criteria established by each trust. Generally, the subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. For these VIEs, generally the creditors have no recourse to our general credit and the liabilities of the VIEs can only be settled by the respective VIEs’ assets. Additionally, the assets of the VIEs can be used only to settle obligations of the VIEs. We consolidate securitization VIEs when we are deemed to be the primary beneficiary and therefore have the power to direct the activities that most significantly affect the VIEs’ economic performance and a variable interest that could potentially be significant to the VIE. Management assesses whether we are the primary beneficiary of the VIEs on an ongoing basis. See Note 11 for details.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The estimated useful lives (in years) of the main categories of our property and equipment are as follows:

Asset	Estimated useful life (in years)
Computer hardware	3
Vehicles	5
Office furniture and fixture	10
Buildings	50
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
Goodwill
We record goodwill as the amount by which the aggregate of the fair value of consideration, transferred the acquisition date fair value of any previously held interest and any non-controlling interest exceeds the fair value of the assets and liabilities acquired. Goodwill is not subject to amortization and is tested at least annually for impairment, or earlier if an event occurs or circumstances change and there is an indication of impairment.
Intangible assets, net
We initially record intangible assets acquired in business combinations at fair value. We determine the fair value of intangible assets using standard valuation techniques, including the income approach (discounted cash flows) and/or market approach, as appropriate, and based on market participant assumptions.

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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
We also capitalize certain direct development costs associated with website and internal use developed technology and include external direct costs of services and payroll costs for employees devoting time to the software projects principally related to platform development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as definite-lived intangible assets and are generally amortized over a period of 3 to 5 years beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
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
In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to our total fair value of equity plus debt as of the assessment date. Our equity value assumes our market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies. The debt value is based on the highest value expected to be paid to repurchase the debt, which can be fair value, principal or principal plus a premium depending on the terms of each debt instrument.
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
See Notes 14 and 15 for further information.
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
See Notes 13 and 14 for further information.
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
Redeemable non-controlling interests
We redeemed the non-controlling interest in Koin in January 2022 and therefore there is no outstanding redeemable non-controlling interest balance as of December 31, 2022.

The non-controlling interest contained certain rights, whereby we had the right but not the obligation to acquire, and the minority shareholders had the right but not the obligation to sell to us, the additional shares of Koin for cash at a fixed price other than fair value. The non-controlling interest was not redeemable during 2020 and 2021, but it was probable of becoming redeemable (the redemption depended solely on the passage of time). Accordingly, as of December 31, 2021, we recorded the non-controlling interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date. The accretion of the non-controlling interest to redemption value was recorded using the interest method.

We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in capital and reduced net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class method. As of December 31, 2021, we recorded the non-controlling interest amount in the “mezzanine” section of our consolidated balance sheet, outside of shareholders’ deficit.

See Note 5 for details.
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
Contingent liabilities
We have several tax, regulatory and legal matters outstanding, as discussed further in Note 23.
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
Derivative financial instruments
We carry derivative instruments at fair value on our consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts we would expect to receive or pay upon termination of the contracts as of the reporting date. As of December 31, 2022, and 2021, our derivative instruments primarily consisted of foreign currency forward contracts. We are exposed to various market risks that may affect our consolidated results of operations, cash flows and financial position. These market risks include, but are not limited to, fluctuations in foreign currency exchange rates. Our primary foreign currency exposures are to the currencies of Latin American countries, including Argentina, Brazil and Mexico, in which we conduct a significant portion of our business operations. As a result, we face exposure to adverse movements in foreign currency exchange rates as our results of operations are translated from local currencies into U.S. dollars upon consolidation. Additionally, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency of an entity result in gains and losses that are reflected in net income / (loss).
We may use foreign currency forward contracts to economically hedge these exposures. Our goal in managing our foreign exchange risk is to reduce, to the extent practicable, our potential exposure to the changes that exchange rates might have on our earnings, cash flows and financial position. Our foreign currency forward contracts are typically short-term and, as they do not qualify for hedge accounting treatment, we classify the changes in their fair value in “Financial results, net” in our consolidated statements of operations in the period that the changes occur and are classified within “Net cash flows (used in) / provided by operating activities” in our consolidated statements of cash flows. We do not hold or issue financial instruments for speculative or trading purposes. We report the fair value of our derivative assets and liabilities on a gross basis in our consolidated balance sheets in “Other assets and prepaid expenses” and “Other liabilities”, respectively.
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
Stock-based compensation
We measure and amortize the fair value of restricted stock units and stock options as follows:
Restricted Stock Units (“RSUs”). Our RSUs consist of service-based awards. RSUs are stock awards that are granted to employees entitling the holder to shares of common stock as the award vests, typically over a 3 or 4-year period, but may accelerate in certain circumstances. During the year ended December 31, 2022, we were issuing RSUs as our primary form of stock-based compensation, some of them vest 33% after one year and others vest 25% after one year and will then vest yearly over the following 3 or 4 years, as appropriate. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value as stock-based compensation expense over the vesting term on a straight-line basis.
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
As of December 31, 2022, all stock options are fully vested. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Marketing and advertising expenses
We incur advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote our business. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of advertisement in the period during which the advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or (ii) on a straight-line basis over the term of the contract. Our advertising expenses were $102,962, $52,480 and $27,661 for the years ended December 31, 2022, 2021 and 2020, respectively.
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
We treat taxes on global intangible low-taxed income (“GILTI”) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs. See Note 21 for further information.
Government grants and other assistance
We recognize government grants in our consolidated financial statements when it is probable that the grant will be received and we will comply with the conditions of the grant. Government grants are recorded as a reduction in the related operating expense or the cost of the asset that they are intended to defray. The government grants we received have principally been granted to defray personnel costs. During the years ended December 31, 2021 and 2020, we participated in several of these programs and recognized, in the aggregate, government grants and other assistance benefits of $463 and $2,265, principally recorded as a reduction of personnel expense in our consolidated statements of operations for the respective periods. We have not received government grants in 2022.
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
For additional information on how we compute earnings per share, see Note 2 and 26.
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
For additional information on items measured at fair value on a recurring or non-recurring basis, see Note 25.
Recently adopted accounting policies
Accounting Standards Update (ASU) 2021-08, “Accounting for Acquired Revenue Contracts with Customers in a Business Combination”: In October 2021, the FASB issued a new accounting update that requires an acquirer to recognize and measure certain contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, rather than at fair value on the acquisition date as required under current U.S. GAAP. We early adopted the standard on January 1, 2022. The adoption of this new standard did not have a material impact on our consolidated financial statements.

Accounting Standards Update (ASU) 2021-04, “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”: In May 2021, the FASB issued a new accounting update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. An issuer measures the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange. ASU 2021-04 introduces a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). The update is effective for the Company from January 1, 2022. The adoption of this new standard did not have an impact on our consolidated financial statements.

Accounting Standards Update (ASU) 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”: In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The update is effective for the Company from January 1, 2022. The update can be adopted on either a full or modified retrospective transition method. The accounting update also requires changes in the diluted earnings per share calculation in certain areas, including the use of the if-converted method instead of the treasury stock method which was permitted in certain situations under current U.S. GAAP. The adoption of this new standard did not have a material impact on our consolidated financial statements.

Accounting Standards Update (ASU) 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”. In November 2021, the FASB issued a new accounting update to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. This update is effective for the Company from January 1, 2022. The adoption of this new standard did not have a material impact on our consolidated financial statements.
Recent accounting policies not yet adopted
Accounting Standards Update (ASU) 2022-01, “Derivatives and Hedging (Topic 815): Fair Value Hedging-Portfolio Layer Method”: In March 2022, the FASB issued new guidance, which clarifies the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets and renames the last-of-layer method the portfolio layer method. Under current guidance, the last-of-layer method enables an entity to apply fair value hedging to a stated
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
amount of a closed portfolio of prepayable financial assets without having to consider prepayment risk or credit risk when measuring those assets. ASU 2022-01 expands the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and nonprepayable financial assets. It allows entities to designate multiple layers within a single closed portfolio as individual hedged items. Further, ASU 2022-01 clarifies that the fair value basis adjustments should be adjusted at the portfolio level and should not be allocated to individual assets within the portfolio. The amended guidance is effective as from January 1, 2023, with early adoption permitted. We do not expect the adoption to have an impact on our consolidated financial statements.

Accounting Standards Update (ASU) 2022-02, “Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures:” In March 2022, the FASB issued new guidance, which eliminates the accounting guidance on troubled debt restructurings for creditors in ASC 310-40 and requires entities to evaluate all receivable modifications under ASC 310-20 to determine whether a modification made to a borrower results in a new loan or a continuation of the existing loan. The amended guidance adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. The amended guidance also requires disclosure of current period gross charge-offs by year of origination within the vintage disclosures required by ASC 326. The amended guidance is effective for the Company as from January 1, 2023, with early adoption permitted. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.

Accounting Standards Update (ASU) 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”: In June 2022, the FASB issued new guidance, which clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to contractual sale restrictions, stating that such restrictions are not considered part of the unit of account of the security and therefore are not considered in measuring fair value. The amended guidance also requires disclosure of the fair value of equity securities subject to contractual sale restrictions and certain additional information about those restrictions. The amended guidance is effective for the Company as from January 1, 2024, with early adoption permitted, and is to be applied prospectively. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.

Accounting Standards Update (ASU) 2022-04, “Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”: In September 2022, the FASB issued new guidance, which provides guidance on the disclosure requirements for supplier finance programs. The amendments require that a buyer in a supplier finance program disclose sufficient qualitative and quantitative information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The amended guidance is effective for the Company as from January 1, 2023, with the amendment on rollforward information effective January 1, 2024, with early adoption permitted. The amendments on supplier finance programs should be applied retrospectively except for the amendment on rollforward information, which should be applied prospectively. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
4.    Acquisitions

2022 Acquisition Activity

During the year ended December 31, 2022, we completed one business combination, as follows:

Acquisition of Viajanet

On June 1, 2022 (the “Closing Date”), we consummated the acquisition of the 100% equity interest of TVLX Viagens e Turismo S.A. (“Viajanet”), a company organized under the laws of Brazil (the “Viajanet Acquisition”), pursuant to a Share Purchase Agreement dated May 5, 2022 (the “Acquisition Agreement”). Viajanet is an online travel agency primarily focused on air travel in Brazil.

The purchase price was fixed at $13,971 after net debt and working capital adjustments, of which $9,355 was paid on June 30, 2022 and the remaining amount will be payable in two installments in June 2024 and June 2025.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Under the Acquisition Agreement, the sellers contractually agreed to indemnify us for certain contingent matters up to $20.0 million. We recognized and measured the seller indemnification based on the same basis as the indemnified items. Changes in the amount recognized for the seller indemnification which are not the result of qualifying measurement-period adjustments, are recognized in earnings in the same period as changes in the indemnified items are recognized.

We allocated the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date. The estimated fair value of assets acquired, and liabilities assumed was determined with the assistance of a third-party valuer. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred over the fair value of assets acquired and liabilities assumed.
The purchase price allocation at the acquisition date was as follows:

Consideration:
Purchase price paid on June 1, 2022	$9,355
Fair value of deferred purchase price	4,616
Total consideration as of acquisition date	$13,971
Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents and restricted cash	$2,337
Trade accounts receivable	1,004
Intangible assets	7,868
Property, plant and equipment	769
Seller indemnification	7,956
Other assets	1,070
Total assets acquired	$21,004
Accounts payable and accrued expenses	$2,054
Travel accounts payable	6,861
Contingent liabilities	8,139
Deferred tax liabilities	2,212
Other liabilities	490
Total liabilities assumed	$19,756
Total net liabilities assumed	$(1,248)
Goodwill	$12,723

Intangible assets acquired consisted of the following:

	Amount	Estimated useful life (in years)
Trademarks and domains	$4,601	20
Developed technology	2,165	3
Customer relationships	800	1
Domains	302	20
Total intangible assets acquired	$7,868

The useful lives of the intangible assets for amortization purposes were determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive, economic, or other factors that may limit the useful life of intangible assets.

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

Goodwill was primarily attributable to the synergistic value created from the opportunity for additional expansion in Brazil and is non-deductible for tax purposes.

We incurred $390 of acquisition-related expenses which were included in “General and administrative” expenses in our consolidated statements of operations for the year ended December 31, 2022. As from August, 2022, we fully integrated Viajanet’s operations into our platform and we merged this company on January 1, 2023 with and into Decolar, our existing subsidiary in Brazil

The following table summarizes the revenue and net loss (including purchase accounting amortization and the impact of intercompany eliminations) of Viajanet included in our consolidated statements of operations for the year ended December 31, 2022 since June 1, 2022, the date of acquisition:

Period from the date of acquisition to December 31,2022
Revenue	$3,658
Net loss	$(3,968)

The following pro forma summary presents certain consolidated information as if the Viajanet Acquisition occurred on January 1, 2021:

	For the year ended December 31,
	2022	2021
Revenue	$541,949	$330,668
Net loss	$(77,975)	$(110,048)
These pro forma results include adjustments for purposes of consolidating the historical financial results of Viajanet for the periods indicated. These pro forma results also include $134 and $268 for the years ended December 31, 2022 and 2021, respectively, to reflect the incremental depreciation and amortization as a result of recording assets at fair value. These pro forma results do not represent results that would have been realized had the acquisition actually occurred on January 1, 2021, nor are they intended to be a projection of future results.

2021 Acquisition Activity

We did not complete any acquisitions during the year ended December 31, 2021.

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

The purchase price was originally fixed at $10,288 after net debt and working capital adjustments and would be payable in cash on October 1, 2023. However, we settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those payments towards the purchase price. As of December 31, 2022, we owe $3,744 to the sellers. In addition, the Acquisition Agreement provided for an earnout for the benefit of certain sellers ranging from $0 to $20,000 based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date. The earnout, if any, will be payable in cash on October 1, 2024.

Under the Acquisition Agreement, the sellers contractually agreed to indemnify us for certain contingencies and uncertain tax positions. We recognized and measured the seller indemnification based on the same basis as the indemnified items. Indemnified items are partially covered by a fixed amount of $10,288 plus any amount payable under the contingent consideration agreement. Changes in the amount recognized for the seller indemnification which are not the result of qualifying measurement-period adjustments, are recognized in earnings in the same period as changes in the indemnified items are recognized. See Note 12.

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

The final purchase price allocation at the acquisition date was as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

Consideration:
Fair value of purchase price payable on October 1, 2023	8,642
Fair value of contingent consideration payable on October 1, 2024	1,526
Total consideration as of acquisition date	$10,168
Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	5,404
Restricted cash	2,763
Trade accounts receivable, net of credit expected loss	9,122
Related party receivable	2,337
Lease right-of-use assets	7,415
Property and equipment, net	8,836
Intangible assets, net	51,758
Deferred tax assets	12,851
Seller indemnification	11,814
Other assets and prepaid expenses	33,446
Total assets acquired	$145,746
Accounts payable and accrued expenses	7,948
Travel accounts payable	82,170
Related party payable	266
Short-term and long-term debt	10,618
Lease liabilities	7,955
Contingent liabilities	24,205
Deferred revenue	775
Taxes payable	36,059
Deferred tax liabilities	11,015
Promissory notes issued	13,928
Other liabilities	16,534
Total liabilities assumed	$211,473
Total net liabilities assumed	$65,727
Goodwill	$75,895

Intangible assets acquired consisted of the following:

	Amount	Estimated useful life (in years)
Trademarks	$13,299	20
Domains	204	20
Developed technology	8,206	2.5
Licenses	634	1.3
Customer relationships	29,415	7
Total intangible assets acquired	$51,758

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

We incurred $2,856 of acquisition-related expenses which were included in “General and administrative” expenses in our consolidated statements of operations for the year ended December 31, 2020. We report the results of operations of the acquired business within our Air and Packages, Hotels and Other Travel Products reportable segments.

The following table summarizes the revenue and net loss (including purchase accounting amortization and the impact of intercompany eliminations) of the Best Day Group included in our consolidated statements of operations for the year ended December 31, 2020 since October 1, 2020, the date of acquisition:

Period from the date of acquisition to December 31, 2020
Net revenue	$14,125
Net loss	$(14,983)

Acquisition of Koin

On August 20, 2020, we completed the acquisition of an 84% equity interest in Koin Administradora de Cartões e Meios de Pagamentos S.A., a company incorporated under the laws of Brazil (“Koin”). Koin is a payment financial services company which offers a financing solution to merchants’ customers, predominantly in the travel sector in Brazil.

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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
As part of the acquisition, we and the non-controlling shareholders entered into a Shareholders’ Agreement under which we have the option, but not the obligation, to purchase the non-controlling interest during a period of 36 months as from the acquisition date at a fixed price of $4,320. In addition, the non-controlling shareholders had the option, but not the obligation, to sell their shares back to us during a period commencing on February 20, 2022 and ending August 21, 2023 for a fixed price in cash of $2,880.

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

The following table presents the final purchase price allocation:

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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

We report the results of operations of the acquired business within our financial services segment. Transaction related expenses during the year ended December 31, 2020 associated with the completion of the acquisition totaled $279 and were charged to “General and administrative” expenses in our consolidated statements of operations.
The pro forma effects of this acquisition would not materially impact our reported results for any period presented, and as a result no pro forma financial information is presented.

Period from the date of acquisition to December 31, 2020
Net revenue	$138
Net loss	$(1,786)

5.    Redeemable non-controlling interest

In connection with the acquisition of the 84% controlling interest in Koin on August 20, 2020 (see Note 4 for details), we recognized $2,655 for the 16% redeemable non-controlling interest held by the former owners. The terms of the agreement provided us with the right to acquire the non-controlling interest and provided the former owners the right to sell their non-controlling interest back to us, assuming our call right was not exercised, at a date and fixed prices defined in the agreement.

The non-controlling interest was not redeemable during 2020 and 2021, but it was probable of becoming redeemable (the redemption depended solely on the passage of time). Accordingly, we recorded the non-controlling interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, which was February 20, 2022. The accretion of the non-controlling interest to its earliest redemption value was recorded using an interest method. We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in capital and reduced net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class method. We recorded the non-controlling interest amount in the “mezzanine” section of our consolidated balance sheets, outside of shareholders’ deficit. We recorded adjustments of $1,355 and $78 to reflect the redemption value as of December 31, 2021 and 2020, respectively.

On January 31, 2022, we redeemed the non-controlling interest in Koin for a fixed amount of $3,200 payable in eight equal consecutive installments ending on August 31, 2022. We accounted for the change in ownership interest as an equity transaction. The difference between the amount of the non-controlling interest and the fair value of the consideration paid was recognized directly in equity and attributed to the parent. As of December 31, 2022, there is no outstanding amount of redeemable non-controlling interest.

The following table presents a reconciliation of the changes in redeemable non-controlling interests:

	As of December 31, 2022	As of December 31, 2021
Balance, beginning of year	$2,596	$2,621
Comprehensive loss adjustments:
Net loss attributable to redeemable non-controlling interest	—	(1,237)
Other comprehensive loss attributable to redeemable non-controlling interest	131	(143)
Additional paid-in-capital adjustments:
Adjustment to redemption value	473	1,355
Redemption of non-controlling interest	(3,200)	—
Balance, end of year	$—	$2,596
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
On December 31, 2021, we paid certain fees in an aggregate amount of $2,250 to the L Catterton Purchaser.
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
Pursuant to the L Catterton Investment Agreement, on September 18, 2020, Mr. Dirk Donath was appointed as a member of the Board and Mr. Ramiro Lauzan was appointed as a non-voting observer. Mr. Donath has also been appointed to serve on the Strategy Committee and Nomination and Compensation Committee of the Board. Mr. Donath resigned on June 24, 2022, in connection with a rotation by L Catterton Purchaser of its appointed directors. Mr. Donath will continue to serve as an observer of the Board. Mr. Ramiro Lauzan has been appointed to the Board of Directors and to the Nomination and Compensation Committee and Strategy Committee of the Board, effective as of June 24, 2022.
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
On March 25, 2022, we paid $15,374 of accumulated dividends for the period ended March 31, 2022. On September 30, 2022, dividends were not paid in cash but instead accrued and accumulated. For the period from April 1, 2022 until December 31, 2022, we accrued $11,491 for unpaid dividends recorded as a charge to additional paid-in-capital.
On March 31, 2021, we paid $7,972 of accumulated dividends for the period ended March 31, 2021. On September 30, 2021, dividends were not paid in cash but instead accrued and accumulated. For the period from April 1, 2021 until December 31, 2021 we accrued $11,491 for unpaid dividends recorded as a charge to additional paid-in-capital. The resulting redeemable preferred share balance was $121,449 and $109,565 as of December 31, 2022 and 2021, respectively.
As of December 31, 2022, none of the warrants were exercised.
The accumulated accretion as of December 31, 2022 and 2021 was $11,884 and $10,600, respectively.
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
On December 31, 2021, we paid certain fees in an aggregate amount of $1,000 to affiliates of the Waha Purchaser.
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
Dividends on each Series B Preferred Share accrue daily from and including the Waha Closing Date at a rate of 4.0% per annum and are payable quarterly in arrears commencing on December 31, 2021. Dividends on each Series B Preferred Share accrue whether or not declared and whether or not the Company has assets legally available to make payment thereof.
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
Conversion Rights:
The Series B Preferred Shares are convertible, at the option of the holder, at any time into Common Stock at an initial conversion price of $9,251 (the “Initial Conversion Price) per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments. As of December 31, 2022 and 2021, there were no conversions of the Series B Preferred Shares.
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
If the Company undergoes a qualifying change of control on or following the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 100% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof, subject to certain conditions.
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
The Series B Preferred Shares are not currently redeemable at December 31, 2022. Also, the events that could cause the Series B Preferred Shares to become redeemable are not considered probable of occurring as of December 31, 2022. Accordingly, accretion from the initial carrying amount to the redemption amount was not required. For the years ended December 31, 2022 and 2021, we accrued, approved, and paid $2,000 and $2,000, respectively, in cash dividends and as of December 31, 2022 there were no undeclared dividends.

7.    Debt and other financial liabilities

The following table summarizes our outstanding short-term and long-term debt and other financial liabilities:
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	As of December 31, 2022	As of December 31, 2021
Loan with HSBC Mexico, S.A. principal amount 100,000,000 Mexican Pesos	5,177	4,874
Loan with Bank Sabadell Mexico S.A. principal amount 83,831,941 Mexican Pesos	—	2,109
Collateralized debt issued by SPV (Note 11)	2,231	—
Loan with Banco de Crédito e Inversiones principal amount 500,000,000 Chilean Pesos	251	419
Loan with Itaú Unibanco S.A. principal amounts 17,200,000 Reais and 3,000,000 Reais	3,926	3,167
Long-term debt, including current maturities	11,585	10,569
Less: Current maturities of long-term debt	6,466	169
Long-term debt, excluding current maturities	$5,119	$10,400
Short-term debt, including current maturities of long-term debt	29,931	16,283
Total short-term and long-term debt	$35,050	$26,683
The total estimated fair value of our long-term debt excluding our collateralized debt was approximately $4,843 and $11,507 as of December 31, 2022 and 2021, respectively.
The following table shows the details of the long-term debt outstanding as of December 31, 2022 (excluding collateralized debt issued by SPV):

Loan	Issuance date	Maturity date	Currency	Principal amount in original currency	Principal amount in U.S. dollars	Interest rate	Interest payment
Banco de Crédito e Inversiones	June 2020	May 2024	Chilean Pesos	500,000,000	611	3.5% (fixed rate)	Monthly
Itaú Unibanco S.A.	November 2020	November 2026	Reais	17,200,000	3,255	CDI + 4% (variable rate)	Quarterly
Itaú Unibanco S.A.	November 2020	November 2026	Reais	3,000,000	568	CDI + 4% (variable rate)	Quarterly

The changes in the balance of our total short-term and long-term debt as of December 31, 2022 and 2021 consist of the following:

	As of December 31, 2022	As of December 31, 2021
Balance, beginning of year	26,683	19,316
Borrowings obtained	—	3,943
Debt issued by SPV (Note 11)	2,231	—
Payment of borrowings	(3,927)	(2,913)
Accrued interest	641	718
Interest paid	(229)	(241)
Foreign currency translation adjustment	(3,997)	(1,474)
Short-term loans, net	13,648	7,334
Balance, end of year	$35,050	$26,683

As of December 31, 2022 and 2021, short-term debt is comprised of five loans with one financial institution and four loans with two financial institutions, respectively. Short-term debt is taken with maturities ranging from 2 months to 12 months. A portion of the short term debt is collateralized by accounts receivable. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2022 and 2021 was 12.69% and 8.68%, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

At December 31, 2022, we were in compliance with the applicable covenants under our debt agreements.

8.    Cash and cash equivalents and restricted cash and cash equivalents
Cash and cash equivalents:
Cash and cash equivalents consist of the following:

	As of December 31, 2022	As of December 31, 2021
Cash on hand	$65	$14
Bank deposits	186,539	181,560
Time deposits	17,117	22,674
Money market funds	15,446	41,830
Total cash and cash equivalents	$219,167	$246,078
Restricted cash:

Restricted cash and cash equivalents amount to $25,879 and $33,145 as of December 31,2022 and 2021, respectively.
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees.
Also included within the restricted cash balance is $1,492 related to cash and cash equivalents balances of the securitization VIEs (See Note 11).

The following table reconciles our cash and cash equivalents and restricted cash as reported in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
As included in our consolidated balance sheets:
Cash and cash equivalents	$219,167	$246,078	$334,430
Restricted cash	25,879	33,145	16,055
Total cash and cash equivalents and restricted cash as shown in our consolidated statements of cash flows:	$245,046	$279,223	$350,485
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
9.    Trade accounts receivable, net of allowances:

Trade accounts receivable in our consolidated balance sheets as of December 31, 2022 and 2021 are as follows:

	As of December 31, 2022	As of December 31, 2021
Third-party credit card processors	87,063	90,063
Fulfilment partners	38,545	22,100
Airlines	4,144	4,686
Global distribution systems	9,615	8,612
Hotels	2,233	4,268
Advertising	5,676	4,749
Others	10,651	4,413
Total accounts receivable	157,927	138,891
Allowance for credit losses	(10,529)	(10,911)
Total accounts receivable, Net	$147,398	$127,980
Our receivables are short-term in nature. We have grouped our trade receivables into pools by country of origin and type (i.e., facilitation services, incentives, advertising, transportation and tour services and others) based on similar risk characteristics. Payment terms for receivables vary depending on type and jurisdiction, generally less than one year.
As it relates to trade receivables with credit card processors which represent most of our trade receivables as of any given date, payment terms vary but typically are received within thirty days after booking except in those cases where transactions are effected through financing installment plans offered by banks. When travelers pay in installments, we receive payment from credit card processors at the time each installment is due. Installment plans are offered by banks and may vary, generally up to 12 monthly installments after booking is confirmed. However, we typically enter into factoring arrangements to cash these receivables thereby reducing days outstanding exposures. Receivables from back-end incentives and advertising transactions typically do not have stated payment terms, although we generally receive payment within 12 months.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Generally, the counterparties to our trade receivables are major well-recognized and externally-credit rated credit card companies, such as MasterCard, Visa and other local or regional credit card processors; major GDS providers, such as Travelport, Amadeus and Sabre, individual major airlines; and to a lesser extent hotel chains and operators. We may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. We have not experienced significant credit problems with these customers to date. Most of these entities or their parent companies are externally credit-rated. We review these external ratings from credit agencies. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in our consolidated balance sheet after deducting the expected credit loss allowance.
The following table shows the activity on the expected credit loss allowance for our trade receivables during the years ended December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
Balance, beginning of year	$10,911	$9,543
Provisions	8,233	9,438
Recoveries and write-off	(8,884)	(7,127)
Foreign currency translation adjustment	269	(943)
Balance, end of year	$10,529	$10,911

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

We adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning after January 1, 2020, are presented under ASC 326. We recorded a net increase to accumulated losses of $1,076 as of January 1, 2020, for the cumulative effect of adopting ASC 326.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
10.    Loans receivable, net of allowances

Current loans receivable in our consolidated balance sheets as of December 31, 2022 and 2021 are as follows:

	As of December 31, 2022	As of December 31, 2021
Loans receivable	$23,360	$10,927
Securitized loans receivable	3,963	44
Allowance for credit expected losses	(11,938)	(2,064)
Total current loans receivable, net	$15,385	$8,907

Non-current loans receivable in our consolidated balance sheets as of December 31, 2022 and 2021 are as follows:

	As of December 31, 2022	As of December 31, 2021
Loans receivable	$1,658	$—
Allowance for credit expected losses	(473)	—
Total non-current loans receivable, net	$1,185	$—

For the years ended December 31, 2022 and 2021, all of our loans receivable were originated to consumers in Brazil. As of
December 31, 2022, and 2021, 61% and 84% of loan receivables, respectively, were originated to consumers seeking to buy travel products and services with our Brazilian travel subsidiary, Decolar, and the remaining comprised loan receivable originated to consumers seeking to buy products with other merchants.

We utilize a simplified roll rate method to calculate the allowance for expected credit losses and estimate the lifetime expected credit loss allowance based on a collective assessment. We write off loans receivable when the customer balance becomes 360 days past due.

We apply the following rates which are calculated based on internal data and that are periodically assessed to check its adequacy in order to cover 100 % of the estimated credit losses of the current portfolio at each period closing.

Grade	Status	Provision Rate
B	Not overdue	1%
B	Overdue b/w 1 - 5 days	1%
D	Overdue b/w 6 - 14 days	10%
E	Overdue b/w 15 - 30 days	30%
F	Overdue b/w 31 - 60 days	50%
G	Overdue b/w 61 - 90 days	70%
G	Overdue b/w 91 - 120 days	70%
G	Overdue b/w 121 - 150 days	70%
H	Overdue b/w 151 - 360 days	100%

We write off loans receivable when the customer balance becomes 360 days past due.

The credit quality analysis of loan receivables was as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	As of December 31, 2022	As of December 31, 2021
1-30 days past due	2,590	1,365
31-60 days past due	1,402	1,218
61-90 days past due	1,218	389
91-120 days past due	1,202	212
121-150 days past due	1,361	139
151-180 days past due	1,504	101
181-210 days past due	1,293	82
211-240 days past due	1,311	65
241-270 days past due	1,344	73
271-300 days past due	1,141	95
301-330 days past due	960	122
331-360 days past due	833	123
Total past due	$16,159	$3,984
To become due	12,822	6,987
Total loan receivables	$28,981	$10,971

11.    Brazilian accounts receivable securitization program
As of December 31, 2022, we have a securitization program in place structured to be a securitization of certain of our loans receivable related to our Koin solution. In a securitization transaction, assets from our balance sheet are transferred to a special purpose vehicle or “SPV” we establish, which typically meets the definition of a variable interest entity or “VIE”. The SPV then issues various forms of interests in those assets to investors. We typically receive cash proceeds and/or other interests in the securitization SPV for the assets we transfer. As of December 31, 2021, the program was not fully operational and the SPV had not issued any securities to investors.

We evaluated the SPV and concluded that the SPV is a VIE because its total equity investment at risk is not sufficient to permit the SPV to finance its activities without additional subordinated financial support from investors or via the collections from loans receivable purchased. We are considered the primary beneficiary of the SPV since we have the ability to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses and the right to receive benefits that are potentially significant to the VIE. Our continuing involvement in the securitization transaction consists primarily of holding certain retained interests and acting as the primary servicer for which we earn a servicing fee. In evaluating whether we are the primary beneficiary, we consider both qualitative and quantitative factors regarding the nature, size, and form of our involvement with the VIE. We assess whether we are the primary beneficiary of the VIE on an ongoing basis.

As we control the SPV, the assets, liabilities and related results of the SPV are consolidated in our consolidated financial statements. Any activity between the participating subsidiary and the SPV is eliminated in consolidation. We present the carrying amount of assets and liabilities of the VIE reflected on our consolidated balance sheet.

The assets of the consolidated SPV primarily consist of cash and cash equivalents and loans receivable, which we report on our consolidated balance sheet as restricted cash and cash equivalents and securitized loans receivable, respectively. The assets of the SPV are the primary source of funds to settle its obligations. The third-party creditors of the SPV have legal recourse only to the assets securing the debt and do not have recourse to our company. The liabilities primarily consist of debt securities issued by the SPV, which we report on our consolidated balance sheet as securitized debt obligations. Additionally, the cash flows generated by the SPV are restricted to the payment of amounts due to third-party investors, but we retain the right to residual cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table summarizes the collateralized debt as of December 31, 2022:

SPV	Collateralized debt	Interest rate	Currency	Maturity
Koin Vert - Current	$2,314	CDI +7% (*)	Brazilian Reais	December, 2023
Koin Vert - Non current	2,231	CDI +7% (*)	Brazilian Reais	December, 2024
Total	$4,545

(*) As of December 31, 2022, CDI equals 13.65%

The assets and liabilities of the SPV included in our consolidated financial statements as of December 31, 2022 and 2021 are as follows:

	As of December 31, 2022	As of December 31, 2021
Restricted cash and cash equivalents	$1,492	$—
Loan receivables	3,963	44
Allowance for credit losses	$(550)	$—
Total current assets	$4,905	$44
Loans receivable, net	$—	$—
Total non-current assets	$—	$—
Total assets	$4,905	$44

	As of December 31, 2022	As of December 31, 2021
Accounts payable	$2	$—
Collateralized debt	2,314	—
Other payables	1	—
Total current liabilities	$2,317	$—
Collateralized debt	2,231	—
Total non-current liabilities	$2,231	$—
Total liabilities	$4,548	$—

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
12.    Other assets and prepaid expenses
Other current assets and prepaid expenses consist of the following:

	As of December 31, 2022	As of December 31, 2021
Tax credits	$26,660	$25,871
Prepaid expenses and advance to suppliers	14,504	20,223
Seller indemnification	4,216	—
Others	1,241	4,665
Total other current assets and prepaid expenses	$46,621	$50,759
Other non-current assets and prepaid expenses consist of the following:

	As of December 31, 2022	As of December 31, 2021
Deferred tax assets	$59,254	$68,659
Seller indemnification	6,974	13,212
Equity method investments (1)	3,556	535
Total other non-current assets and prepaid expenses	$69,784	$82,406
(1)Includes $2.9 million related to an equity stake in Stays acquired in July 2022. Stays is a vacation rental channel manager based in Brazil.
13.    Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31, 2022	As of December 31, 2021
Computer hardware and software	$37,156	$31,170
Office furniture and fixtures	14,687	13,918
Buildings	2,042	2,036
Vehicles	1,814	823
Land	268	257
Total property and equipment	$55,967	$48,204
Accumulated depreciation (1)	(40,435)	(30,919)
Total property and equipment, net	$15,532	$17,285
(1)Accumulated depreciation as of December 31, 2022 comprised of $28,812, $10,565, $289, $769 for computer hardware and software, office furniture and fixtures, buildings and vans, respectively. Accumulated depreciation as of December 31, 2021 comprised of $21,205, $9,064, $241 and $409 for computer hardware and software, office furniture and fixtures, buildings and vans, respectively.
The changes in the balance of property and equipment for the years ended December 31, 2022 and 2021 consist of the following:

	As of December 31, 2022	As of December 31, 2021
Balance, beginning of year	$17,285	$22,462
Additions	4,288	2,368
Acquisitions (Note 4)	769	—
Depreciation	(7,018)	(6,917)
Foreign currency translation adjustment	208	(628)
Balance, end of year	$15,532	$17,285

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was classified as follows:

	For the year ended December 31
	2022	2021	2020
Technology and product development	$2,591	$2,913	$4,351
General and administrative	2,359	2,695	3,377
Selling and marketing	2,068	1,309	253
Total depreciation expense	$7,018	$6,917	$7,981
As of December 31, 2022 and 2021, we identified no impairment indicators for our property and equipment assets. During 2020, we recognized an impairment charge of $271 related to property assets.
14.    Intangible assets, net
Indefinite-lived and definite-lived intangible assets, net consists of the following:

	As of December 31, 2022	As of December 31, 2021
Indefinite-lived intangible assets:
Trademarks and domains	$13,882	$13,882
Definite-lived intangible assets:
Trademarks and domains	31,084	28,796
Developed technology	135,318	101,666
Licenses	2,418	4,916
Customer relationships	34,685	33,311
Total intangible assets	$217,387	$182,571
Accumulated amortization (1)	(125,887)	(95,956)
Impairment charges	—	(892)
Total intangible assets, net	$91,500	$85,723
(1)Accumulated amortization as of December 31, 2022 comprised of $97,615, $1,741, $12,465 and $14,066 for developed technology, licenses, customer relationships and trademarks, respectively. Accumulated amortization as of December 31, 2021 comprised of $69,225, $4,229, $7,130 and $15,372 for developed technology, licenses, customer relationships and trademarks, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The changes in the balance of intangible assets, net as of December 31, 2022 and 2021 consist of the following:

	As of December 31, 2022	As of December 31, 2021
Balance, beginning of year	$85,723	$96,495
Additions	26,372	18,823
Acquisitions (Note 4)	7,868	—
Amortization	(28,985)	(27,288)
Impairment charges	—	(892)
Foreign currency translation adjustment	522	(1,415)
Balance, end of year	$91,500	$85,723
Amortization expense for the years ended December 31, 2022, 2021 and 2020 was classified as follows:

	For the year ended December 31
	2022	2021	2020
Technology and product development	$18,825	$18,610	$17,190
General and administrative	8,574	7,044	3,753
Selling and marketing	1,586	1,634	756
Total amortization expense	$28,985	$27,288	$21,699
The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2022, assuming no subsequent impairment of the underlying assets, is as follows:

Year	Amount
2023	$20,857
2024	17,707
2025	13,860
2026	6,600
2027	5,346
2028 and thereafter	13,248
Total	$77,618
Impairment Assessments

Indefinite-lived intangible assets:

Our indefinite-lived intangible assets comprise our trademarks Despegar and Decolar.

We test indefinite-lived intangible assets for impairment as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of our trade name and trademarks, classified as Level 3 measurements, using the relief-from-royalty method, which includes unobservable inputs, including projected revenues and royalty rates of 2.0% and 2.5%. As of December 31, 2022, we performed our annual impairment test and concluded that there was no impairment of indefinite-lived intangible assets.

Definite-lived intangible assets:

During 2021, we recognized impairment charges of $892 related to certain customer relationship assets related to Best Day in Mexico and Viajes Falabella in Peru. During 2020, we recognized impairment charges of $1,053 related to customer relationship assets. The assets, classified as Level 3 measurements, were written down based on valuation using the Income Approach, specifically the Multi-Period Excess Earnings Method, which includes unobservable inputs, including projected
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
revenues, costs and expenses, contributory asset charges (i.e., fixed assets, working capital and assembled workforce), and discount rate. There were no other impairment charges to any definite-lived intangible asset in any of the years presented.

The full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the COVID-19 pandemic.

15.    Goodwill
A substantial portion of our goodwill relates to the acquisition of the Best Day Group. See Note 4 for details.
Goodwill consists of the following:

	As of December 31, 2022	As of December 31, 2021
Goodwill	$138,637	$122,426
The following table presents the changes in goodwill by reportable segment:

	Air	Packages, Hotels and Other Travel Products	Financial Services	Total
Balance as of January 1, 2021	$18,612	$98,604	$6,001	$123,217
Measurement period adjustments	—	8,255	—	8,255
Impairment charges	(161)	(4,053)	—	(4,214)
Foreign currency translation adjustment	(1,111)	(3,316)	(405)	(4,832)
Balance as of December 31, 2021	$17,340	$99,490	$5,596	$122,426
Additions	12,723	—	—	12,723
Foreign currency translation adjustment	(603)	3,789	302	3,488
Balance as of December 31, 2022	$29,460	$103,279	$5,898	$138,637
2022 Impairment Assessment

We test goodwill for impairment at the reporting unit level and the tests are performed as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. We compared the fair value of the reporting units to their carrying values. The fair value estimates of the reporting units are based on the present value of their future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing long-term growth rates and discount rates applied to the cash flow projections. The significant estimates used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, the anticipated duration of COVID-19 impacts and rates of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.

As of December 31, 2022, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill.

2020 and 2021 Impairment Assessments

During 2021 and 2020, due to the severe and persistent negative effects that COVID-19 had on global economies, the travel industry, and our business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to our annual assessments in December 2021 and 2020, we deemed it necessary to perform various interim assessments of goodwill throughout 2021 and 2020. As a result of these assessments, we recognized goodwill impairment charges of $4,214 and $593 during 2021 and 2020, respectively, for certain of our reporting units.
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
16.    Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following:

	As of December 31, 2022	As of December 31, 2021
Marketing suppliers	$20,212	$17,345
Unbilled suppliers	15,868	16,554
Other suppliers	21,944	17,678
Total accounts payable and accrued expenses	$58,024	$51,577
17.    Travel accounts payable
Travel accounts payable consist of the following:

	As of December 31, 2022	As of December 31, 2021
Hotels and other travel providers (1)	$200,006	$172,393
Canceled reservations pending payment to travelers(2)	51,350	71,301
Airlines	36,070	19,836
Total travel accounts payable	$287,426	$263,530
(1)Includes $198,680 and $142,898 as of December 31, 2022 and 2021, respectively, for deferred merchant bookings which will be due after the traveler has checked out.
(2)Relates to refund vouchers issued to travelers due to canceled reservations as a result of the COVID-19 pandemic. Vouchers are eligible for use for their stated amount at any time after issuance and until one year after the World Health Organization declares the end of the pandemic.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
18.    Other liabilities
Other current liabilities consist of the following:

	As of December 31, 2022	As of December 31, 2021
Taxes payable	$54,177	$49,518
Salaries payable	37,927	27,128
Purchase price payable for Best Day Group (1)	3,744	—
Promissory notes issued (3)	15,879	—
Others	2,494	2,368
Total other current liabilities	$114,221	$79,014
Other non-current liabilities consist of the following:

	As of December 31, 2022	As of December 31, 2021
Taxes payable	$16	$56
Deferred tax liabilities	12,898	9,772
Purchase price payable for Best Day Group (1)	—	9,293
Accrued earnout liability (2)	811	2,924
Promissory notes issued (3)	—	14,323
Purchase price payable for Viajanet acquisition (4)	4,112	—
Others	3,008	2,177
Total other non-current liabilities	$20,845	$38,545
(1)The purchase price for the Best Day acquisition was payable on October 1, 2023. However, we settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those payments towards the purchase price.
(2)Correspond to the earnout provision under the Best Day acquisition. See Note 4.
(3)Correspond to legally assumed debt with Best Day prior shareholders. See Note 4.
(4)Correspond to outstanding balance for the Viajanet acquisition payable in June 2024 and June 2025.

19.    Derivative financial instruments
As of December 31, 2022, and 2021, derivative financial instruments consist of foreign currency forward contracts of a short-term nature. The following table shows the derivative financial position as of the end of each year:

	Local currency	Notional amount	Type	Maturity	Fair value
2022
	Brazilian Reais	$7,000	Sell	Jan-23	$(155)
	Brazilian Reais	$8,000	Sell	Feb-23	$(98)
	Brazilian Reais	$6,600	Buy	Jan-23	$172
	Chilean Pesos	$4,000	Sell	Jan-23	$(91)
	Chilean Pesos	$11,000	Buy	Jan-23	$527
	Chilean Pesos	$5,000	Buy	Feb-23	$135
	Colombian Pesos	$5,000	Sell	Jan-23	$(9)
	Mexican Pesos	$3,500	Sell	Jan-23	$(27)
	Mexican Pesos	$3,500	Buy	Jan-23	$(27)
	Peruvian soles	$2,500	Sell	Jan-23	$(21)
	Peruvian soles	$2,500	Buy	Jan-23	$59
	Uruguayan Pesos	$2,000	Sell	Jan-23	$37
	Uruguayan Pesos	$1,000	Sell	Feb-23	$7
	Total fair value of foreign currency forwards, net				$509
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	Local currency	Notional amount	Type	Maturity	Fair value
2021
	Brazilian Reais	$14,000	Sell	Jan 22	$91
	Mexican pesos	$14,000	Sell	Jan 22	$332
	Argentinian pesos	$10,000	Buy	Jan 22	$371
	Chilean pesos	$4,000	Buy	Jan 22	$(34)
	Colombian pesos	$3,000	Sell	Jan 22	$20
	Brazilian Reais	$10,000	Sell	Feb 22	$247
	Mexican pesos	$9,000	Sell	Feb 22	$364
	Colombian pesos	$4,000	Sell	Feb 22	$31
	Chilean pesos	$3,000	Buy	Feb 22	$(34)
	Mexican pesos	$5,000	Sell	Mar 22	$148
	Total fair value of foreign currency forwards, net				$1,536
20.    Restructuring and related reorganization charges
In 2020, we committed to restructuring actions intended to simplify our businesses and improve operational efficiencies, which have resulted in headcount reductions and consolidation of operational functions and systems. As a result, we recognized $4,041 and $13,360 in restructuring and related reorganization charges during 2021 and 2020, respectively. .
We did not recognize any restructuring and related organization charges during 2022. We continue to evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we may incur additional restructuring and reorganization charges.
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
We allocate the total amounts of restructuring and related reorganization charges to the “Corporate” segment for all years presented.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
21.    Income taxes

We are organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, we are treated as a U.S. corporation for tax purposes. Accordingly, we are subject to federal and state income tax in the United States, as well as foreign taxes in the multiple jurisdictions where we operate.
The following table summarizes our U.S. and foreign losses before income taxes for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
U.S.	$(22,264)	$(17,518)	$(15,510)
Foreign	(24,948)	(88,577)	(148,797)
Loss before income taxes	$(47,212)	$(106,095)	$(164,307)
Provision for Income Taxes
The following table summarizes our provision for income taxes for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Current income tax (expenses) / benefit:
U.S. Federal	$(188)	$8,355	$1,424
Foreign	(20,926)	(26,115)	(4,440)
Total current income tax expense	$(21,114)	$(17,760)	$(3,016)
Deferred income tax (expenses) / benefit:
U.S. Federal	(550)	(1,077)	2,653
Foreign	355	19,067	21,801
Total deferred income tax (expenses) / benefit	$(195)	$17,990	$24,454
Income tax (expenses) / benefit	$(21,309)	$230	$21,438
Deferred Income Taxes
As of December 31, 2022, and 2021, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2022	As of December 31, 2021
Non-current deferred tax assets	$113,474	$92,658
Total deferred tax assets	$113,474	$92,658
Less: Valuation allowance	(54,220)	(23,999)
Net deferred tax assets	$59,254	$68,659
Non-current tax liabilities	(12,898)	(9,772)
Total deferred tax liabilities	$(12,898)	$(9,772)
Total deferred tax	$46,356	$58,887
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table summarizes the composition of deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
Tax loss carryforwards	$84,386	$59,615
Allowance for credit expected losses	1,802	3,113
Provisions and other assets	19,281	31,237
Property and equipment	1,355	3
Intangible assets	(5,879)	(7,698)
Others	(369)	(3,384)
Total net deferred tax assets before valuation allowance	$100,576	$82,886
Less: Valuation allowance	(54,220)	(23,999)
Total net deferred tax assets after valuation allowance	$46,356	$58,887
As of December 31, 2022, we have both foreign and U.S. net operating loss carryforwards (“NOLs”) of $317,513. If not utilized, the NOLs will begin to expire, as follows:

	As of December 31, 2022
Expiration date	U.S.	Foreign
Expires 2025	—	1,850
Expires 2026	—	13,416
Expires 2027	—	12,741
Expires 2028 and thereafter	—	52,740
Without expiration dates	83,948	152,818
Total NOLs	$83,948	$233,565
The following table shows the breakdown of our NOLs by country of origin as of December 31, 2022:

Country	NOL gross amount	Expiration terms
Brazil	$151,914	No expiration. Offset limitation to 30% of taxable income.
Argentina	51,073	5 years
United States	83,948	No expiration but offset limitation of 80% of the taxable income by fiscal year.
Mexico	29,674	10 years
Chile	766	No expiration.
Peru	138	No expiration, but offset limitation of 50% of the taxable income by fiscal year.
Total NOLs	$317,513

In the aggregate, we have foreign and U.S NOLs amounting to $236,000 which may be carried forward indefinitely but subject to certain percentage limitations of taxable income each year.

As of December 31, 2022, we had a valuation allowance of $146,855 related to certain NOL carryforwards for which it is more likely than not the tax benefits will not be realized. The valuation allowance increased by $30,221 from the amount recorded as of December 31, 2021 primarily due to recoverability analyzes for the upcoming years. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The following table presents the changes in our valuation allowance for the years ended December 31, 2022, 2021 and 2020:
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

Valuation allowance
Balance as of January 1, 2020	$11,349
Increases	754
Decreases	(3,077)
Balance as of December 31, 2020	$9,026
Increases	23,124
Decreases	(8,151)
Balance as of December 31, 2021	$23,999
Increases	39,240
Decreases	(9,019)
Balance as of December 31, 2022	$54,220
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. We have foreign subsidiaries with aggregated undistributed earnings of $8,020 as of December 31, 2022. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences. We consider the earnings of our foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason we have not recorded a deferred tax liability.
Reconciliation of Statutory Income Tax Rate to Effective Income Tax Rate
The reconciliation of the provision for income taxes for the years ended December 31, 2022, 2021 and 2020 to total income tax expense is as follows:

	Year ended December 31,
	2022	2021	2020
Net loss before income tax	$(47,212)	$(106,095)	$(164,307)
Income tax Rate	21%	21%	21%
Expected income tax benefit	$(9,915)	$(22,280)	$(34,504)
Permanent differences:
Foreign non-creditable withholding tax	$11,540	$7,652	$1,471
Non-deductible expenses	10,440	20,743	19,744
Currency translation adjustment	2,595	1,534	(1,254)
Tax credits recovery	—	—	12
Others	(256)	97	(40)
Unrecognized tax benefits and related interest	1,029	6,930	1,747
Foreign Rate Differential	(9,091)	(3,133)	(3,060)
Tax Inflation Adjustment	(12,716)	(6,906)	(5,137)
Tax Holiday	5,990	334	2,109
True up	2,283	(2,238)	849
Change in rate	—	(4,597)	(8)
Change in valuation allowance	19,410	1,634	(3,367)
Income tax expenses / (benefit)	$21,309	$(230)	$(21,438)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

Our effective tax rate for the year ended December 31, 2022 was 45.1%, higher than the effective tax rate of 0.2% as of December 31, 2021 mainly due to changes in valuation allowance of deferred tax assets primarily in Brazil, US and Mexico based on a recoverability analysis for the upcoming years; increase in foreign non-creditable withholding tax; decrease in impact of uncertain tax positions, effects of non-deductible expenses and the impact of the new promotional regime ´Perse” in Brazil.

Our effective tax rate for the year ended December 31, 2021 was 0.2%, which is lower than the 21% tax rate due to changes in the statutory tax rate in Argentina; uncertain tax positions and tax contingencies recognition due to Best Day acquisition and a reduction of a portion of valuation allowances linked with net operating losses in Brazil, Colombia, Peru and Argentina due to updated recoverability analyses for the upcoming years.

Our effective tax rate for the year ended December 31, 2020 was 13%, which is lower than the 21% tax rate due primarily to changes in tax rate related to the Promotional Regime enacted in Argentina, which reduced the income tax rate to 15% as from the following year and the reversal of valuation allowances.
Knowledge-based economy promotional regime in Argentina

On June 10, 2019, the Argentine government enacted Law No. 27,506 (also known as "Knowledge-based Economy Promotional Regime" or “Knowledge Law”), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from specified activities. The Knowledge Law allows companies that were already benefiting from the software development law to apply for tax benefits under the law. The regime was suspended on January 20, 2020, until new rules for its application were issued. On October 7, 2020, changes to the Knowledge Law were finally approved by Congress. The approved regime is effective from January 1, 2020 through December 31, 2029.

Based on the amended promotional regime, eligible companies that meet specified criteria are entitled to (i) a reduction of the income tax up to 60% (60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the knowledge-based economy promotional regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). The tax credit may be used within 24 months from its issuance date (this period can be extended for an additional 12 months in certain cases) to offset federal taxes, such as VAT (excludes income tax).

In December 2020, the Argentine government issued Decree No. 1034/2020, which set the rules to implement the provisions of the Knowledge Law. Eligible companies must enroll in a registry according to the terms and conditions established by the Application Authority, which will verify compliance with the requirements. The Decree also set the mechanism for calculating the level of investment in research and development, the level of employee retention, exports, among others. It also establishes that exports of services from companies participating in this regime will not be subject to export on services duties. On January 13, 2021, Argentina’s Ministry of Productive Development, the government entity in charge of implementing the knowledge-based economy promotional regime, issued Resolution No. 4/2021 which was followed by Disposition No. 11/2021 issued by the Under Secretariat of Knowledge Economy on February 12, 2021. Both rules establish further details on the requirements, terms, conditions, application, and compliance procedures to be eligible under the promotional regime.

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

On January 14, 2022, the Under Secretariat of Knowledge Economy issued the Disposition 33/2022 by which our Argentine subsidiary Despegar.com.ar S.A. obtained the registration in the National Registry of Beneficiaries of the Knowledge-Based Economy Promotional Regime, created by Article 3 of Law No. 27,506, as amended. Tax benefits granted pursuant to the promotional regime to Despegar.com.ar S.A were retroactive to January 1, 2020.

During the years ended December 31, 2022, 2021 and 2020, we accounted for an income tax expense of $0.8 million, an income tax benefit of $0.3 million and $2.1 million, respectively. The aggregate per share effect of the income tax expense amounted to $0.01 for the year ended December 31, 2022.

Emergency Program to offset the economic effects of the COVID-19 pandemic for the tourism and events sector "PERSE"in Brazil

On March 18, 2022, the Brazilian legislature removed a prior presidential veto on an article from Law 14,148/2021 that introduced a Temporary Tax Exemption for taxpayers in the tourism and events sector. As a result of the removal, the article has been re-included in Law 14,428/2021 and is effective as from that date.

Law 14,148/2021, published on May 3, 2021, established several emergency actions by the government to offset the economic effects of the COVID-19 pandemic for the tourism and events sector (“Programa Emergencial de Retomada do Setor de Eventos y Turismo” or "PERSE"). Benefits include for a 60-month period a 0% rate for corporate income taxes (Corporate Income Tax “IRPJ” and Social Contribution on Net Income “CSLL”) and 0% rate on federal gross revenue taxes (Contribution to the Social Integration “PIS” and Contribution to Social Security Financing “COFINS).

Ordinance ME Nº 7.163/2021 defined the codes of the National Classification of Economic Activities (CNAE) that are considered as an event sector, including the provision of tourist services, pursuant to article 21 of the Law on National Tourism Policy.

Therefore, taxpayers that fulfilled the requirements of the Law and regulations are fully and legally viable to use the benefit. Our Brazilian subsidiary obtained the benefit of the program and has implemented it since March 2022.

During the year ended December 31, 2022, we accounted for an income tax effect of $6.8 million. The aggregate per share effect of the income tax benefit amounted to $0.09 for the year ended December 31, 2022.
Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits and interest is as follows:

	Year ended December 31,
	2022	2021	2020
Balance, beginning of year	$45,865	$32,906	$—
Increases to tax positions related to prior years(1)	2,406	8,404	31,778
Decreases to tax positions related to prior years(1)(2)	(6,912)	—	—
Settlements during current year(1)(3)	(5,121)	—	—
Interest and penalties	5,687	4,555	1,128
Balance, end of year	$41,925	$45,865	$32,906

(1) Including updates, interest and penalties.
(2) Includes tax positions in Mexico, Colombia, Argentina and US related to Best Day acquisition as a result of a lapse of the statute of limitations.
(3) Includes tax positions effectively settled in Mexico related to Best Day acquisition.
As of December 31, 2022, and 2021, we had $41,925 and $45,865 of gross unrecognized tax benefits, respectively.
As of December 31, 2022, and 2021, total gross interest and penalties accrued were $22,918 and $23,434, respectively. During the years ended December 31, 2022 and 2021, we recognized interest expense of $5,687 and $4,555 in connection with our unrecognized tax benefits, respectively.
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
We are routinely audited by U.S. federal and foreign income tax authorities. At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. The Mexican Tax Authority is currently examining the income tax return for the 2016 tax year of our subsidiary Viajes Beda and has already issued a notice of observations. During 2022 we have filed a settlement request (acuerdo conclusivo) before the Mexican Taxpayer Ombudsman (Procuraduría de la Defensa del Contribuyente) in order to settle the dispute with the Mexican Tax Authority. We are awaiting response from the Mexican Taxpayer Ombudsman.
During the third quarter of 2020, the Internal Revenue Service (“IRS”) performed an income tax assessment on fiscal year 2017 applying adjustments on foreign tax credits allocation criteria taken during this period. We therefore recognized and paid additional income tax for $1,649. Afterwards, we submitted a request to the IRS in order to offset the amount paid with net operating losses submitted and to recover the amount paid in cash. The IRS rejected the recovery request during 2022 considering that the amount paid can only be recovered by an amended tax return. We filed during 2022 the amended return and the overpayment from the loss carryback is expected to be refunded by the IRS during 2023.

22.    Segment information

We determined our operating segments based on how our chief operating decision makers (“CODM”) manage our business, make operating decisions and evaluate operating performance. Effective for our fiscal year 2022, our CODM changed their internal reporting to refine the way they view our financial services operations and its interaction with our travel business. Also, we started allocating certain expenses to our segments which were previously considered part of our corporate structure and were unallocated. These changes resulted in revisions to the financial information provided to the CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. The CODM believes these changes better reflect the performance of our reportable segments.

Accordingly, we changed our segment reporting under ASC 280 “Segment Reporting” to report three reportable segments as further described below. We recast previously reported segment financial information for the years ended December 31, 2021, and 2020 to reflect our new reportable segments’ structure.

Our new segment reporting structure is as follows:

•Travel Business:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products”.

a.Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products.

b.Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

•Financial Services Business:

Our financial services business is comprised of one reportable segment: “Financial Services”.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
a.Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

For all our segments, our primary operating performance measure is Adjusted Segment EBITDA. For all years presented, we calculated Adjusted Segment EBITDA as our net loss for the year adjusted for income taxes; financial results, net; stock-based compensation expense; acquisition transaction costs; depreciation and amortization; impairment charges; and restructuring and reorganization charges. Adjusted Segment EBITDA includes allocations of certain expenses based on transaction volumes and other usage metrics. Our allocation methodology is periodically evaluated and may change.

Generally, our segment disclosure does not include intersegment revenues related to intra-group invoicing for the use of trademarks and various management services which are eliminated from the operating results of each segment. Intersegment transactions are conducted according to our transfer pricing policy. However, our segment disclosure does include intersegment revenue consisting mainly of credit card processing services provided by Koin to our travel business’ subsidiaries. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within "Intersegment eliminations" column in the table below.

In addition, as depreciation and amortization are not included in our segment’s performance measure, we do not report property, plant and equipment and intangible assets by segment as it would not be meaningful. Our CODM does not regularly use this information. However, we report loans receivable on a gross basis and separately their related allowance for credit expected losses as part of the financial services segment assets as this information is regularly monitored by the CODM.

The following tables present our segment information for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$215,782	$317,748	$4,442	$—	$—	$537,972
Inter segment revenues	$—	$—	$7,805	$(7,805)	$—	$—
Total revenues	$215,782	$317,748	$12,247	$(7,805)	$—	$537,972
Adjusted (negative) EBITDA	$17,953	$42,257	$(18,278)	$—	$—	$41,932
Depreciation and amortization	(10,339)	(12,516)	(71)	—	(13,077)	(36,003)
Stock-based compensation expense	—	—	—	—	(7,292)	(7,292)
Impairment charges	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—
Acquisition transaction costs	(390)	—	—	—	—	(390)
Operating income (loss)	$7,224	$29,741	$(18,349)	$—	$(20,369)	$(1,753)
Financial results, net						(45,459)
Loss before income tax						$(47,212)
Income tax expenses						(21,309)
Net loss for the year						$(68,521)
Net loss attributable to redeemable non-controlling interest						—
Net loss attributable to Despegar.com, Corp.						$(68,521)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	Year ended December 31, 2021
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$118,456	$203,587	$800	$—	$—	$322,843
Inter segment revenues	$—	$—	$707	$(707)	$—	$—
Total revenues	$118,456	$203,587	$1,507	$(707)	$—	$322,843
Adjusted (negative) EBITDA	$(21,536)	$(4,770)	$(13,799)	$—	$—	$(40,105)
Depreciation and amortization	(11,523)	(10,961)	(62)	—	(11,659)	(34,205)
Stock-based compensation expense	—	—	—	—	(12,338)	(12,338)
Impairment charges	(161)	(4,945)	—	—	—	(5,106)
Restructuring charges	—	—	—	—	(4,041)	(4,041)
Acquisition transaction costs	—	—	—	—	(93)	(93)
Operating loss	$(33,220)	$(20,676)	$(13,861)	$—	$(28,131)	$(95,888)
Financial results, net						(10,207)
Loss before income tax						$(106,095)
Income tax benefit						230
Net loss for the year						$(105,865)
Net loss attributable to redeemable non-controlling interest						1,237
Net loss attributable to Despegar.com, Corp.						$(104,628)

	Year ended December 31, 2020
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$62,713	$68,483	$138	$—	$—	$131,334
Inter segment revenues	$—	$—	$112	$(112)	$—	$—
Total revenues	$62,713	$68,483	$250	$(112)	$—	$131,334
Adjusted (negative) EBITDA	$(33,035)	$(84,655)	$(4,123)	$—	$—	$(121,813)
Depreciation and amortization	(9,773)	(9,773)	(133)	—	(10,001)	(29,680)
Stock-based compensation expense	—	—	—	—	(7,312)	(7,312)
Impairment charges	(593)	(1,324)	—	—	—	(1,917)
Restructuring charges	—	—	—	—	(13,360)	(13,360)
Acquisition transaction costs	—	—	—	—	(3,135)	(3,135)
Operating loss	$(43,401)	$(95,752)	$(4,256)	$—	$(33,808)	$(177,217)
Financial results, net						12,910
Loss before income tax						$(164,307)
Income tax benefit						21,438
Net loss for the year						$(142,869)
Net loss attributable to redeemable non-controlling interest						282
Net loss attributable to Despegar.com, Corp.						$(142,587)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Revenue by Business Model, Type and Country
The following table presents our consolidated revenues from third parties by business model, revenue type and country for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Business Model:
Prepay model	$457,335	$270,891	$102,591
PAD model	11,364	5,342	1,305
Interest revenue	4,114	788	138
Others (1)	65,159	45,822	27,300
Total Revenue	$537,972	$322,843	$131,334
Revenue Type:
Commissions and service fees	$455,790	$268,442	$100,908
Incentive fees	39,859	28,658	17,040
Advertising	16,166	10,227	5,040
Destination services	14,071	7,959	2,988
Interest revenue	4,114	788	138
Financial services (2)	328	13	—
Others (3)	7,644	6,756	5,220
Total Revenue	$537,972	$322,843	$131,334
Country:
Argentina	$75,136	$44,789	$16,112
Brazil	144,423	75,630	45,289
Uruguay	98,249	43,434	9,240
Mexico	116,273	94,284	30,801
Other countries (4)	103,891	64,706	29,892
Total Revenue	$537,972	$322,843	$131,334
(1)Others includes incentive fees, advertising, breakage and loyalty revenue.
(2)Financial services include Financial Intermediation Processing fee and others.
(3)Others includes breakage and loyalty revenue.
(4)Others countries include Chile, Perú, Colombia, Ecuador and others.

Assets by Country
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table presents our assets by country:

	As of December 31, 2022	As of December 31, 2021
Goodwill:
Argentina	$1,200	$1,200
Brazil	25,284	13,177
Mexico	88,280	83,904
Uruguay	16,839	16,839
Other countries (1)	7,034	7,306
Total goodwill	$138,637	$122,426
Intangible assets, net:
Argentina	$41,096	$37,016
Uruguay	6,022	6,823
Mexico	696	338
Other countries (2)	43,686	41,546
Total intangible assets, net	$91,500	$85,723
Property and equipment, net:
Argentina	$3,735	$4,822
Brazil	1,699	1,198
Mexico	4,492	4,140
Uruguay	657	641
United States	2,290	3,731
Other countries (3)	2,659	2,753
Total property and equipment, net	$15,532	$17,285

Asset information by segment:
Financial Services (4):
Loans receivable	$28,981	$10,971
Allowance for credit losses	$(12,411)	$(2,064)
Total loans receivable, net	$16,570	$8,907
(1)Other countries include Chile, Peru and Colombia.
(2)Other countries include Chile, Peru, Colombia, Brazil and United States.
(3)Other countries include Chile, Peru, Colombia and Ecuador.
(4)As of the date of these financial statements, activity is limited to Brazil

23.    Commitments and contingencies
Commitments:
Operating Leases
Our commitments include operating lease commitments. Generally, our property and equipment, including a fleet of dedicated vans to provide transportation services, office and retail space, and others are supplied through operating leases. The future contractual aggregate minimum lease payments under non-cancellable operating leases and other commitments are disclosed in Note 30.
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
Best Day Earnout Provision
The Acquisition Agreement provides for an earnout for the benefit of certain sellers ranging from $0 to $20 million based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date, i.e. from April 2024 thru September 2024 (the “earnout measurement period”). The earnout, if any, will be payable in cash on October 1, 2024.
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
As of the date of acquisition, we estimated an additional consideration of $1,526 will be paid. The fair value of the earnout contingent consideration was $811 and $2,924 as of December 31, 2022 and 2021, respectively. We recognized the change in the fair value of the earnout contingent consideration under “General and administrative” expenses in our consolidated statements of operations. See Note 4 for additional information on the acquisition.
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
We also evaluate other potential contingent matters, including income tax withholdings, valued-added tax, revenue tax, payroll taxes and other similar matters. We currently estimate possible losses related to these matters for which we have not accrued liabilities, as they are not deemed probable, to be approximately in a range between $81,000 to $154,000. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Legal Proceedings
We are a party to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of our business. As of December 31, 2022 and 2021, we have provided an amount of $8,757 and $13,413 to cover for probable losses, respectively.
Labor, Social Security and Tax Contingencies
As of December 31, 2022 and 2021, we have provided an amount of $2,630 and $558 mainly related to labor and social security contingencies, respectively.
As of December 31, 2022 and 2021, we have provided an amount of $27,188 and $20,466 mainly related to tax contingencies, respectively.
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
Tax Audits
We are involved in various tax matters, with respect to some of which the outcome is uncertain. We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first interim period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. See Note 21 for details.
Matters related to VAT in Argentina

In October 2021, we became aware that the tax authority in Argentina may have a divergent interpretation of the application of value-added taxes (VAT) to certain air transactions.

As of the date of these consolidated financial statements, we have not received any assessment, inquiry, audit, or any other form of claim on our application of VAT. While we believe we have complied with all applicable tax laws, rules and regulations in the relevant jurisdiction, the tax authority may have a different view and determine that we owe additional VAT. We have not recorded any liability in connection with this matter. As of the date of these consolidated financial statements, it is unclear what further actions, if any, the tax authority will take with respect to this matter. Such actions could include initiating an audit, assessing additional taxes and/or imposing interest, fines, penalties or criminal proceedings.

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
We are a party to an outsourcing agreement with Expedia pursuant to which Expedia has the exclusive right to provide lodging reservations for countries outside of Latin America offered through our platforms. Under the agreement, we may contract 10% of lodging inventory directly without using Expedia. The agreement automatically renews every year. The agreement provides for a $125,000 termination fee if we fail to reach certain minimum marketing fee thresholds during specified periods. Due to the effects of the COVID-19 pandemic on our bookings levels, in August 2020, Expedia waived its termination rights relating to the minimum marketing fee thresholds through December 31, 2022. The waiver of Expedia’s termination rights has expired in accordance with its terms, and we believe we are in compliance with the minimum booking requirements.
Expedia may also unilaterally terminate the agreement in the event of a change of control of the Company. And as from July 18, 2023, we may unilaterally terminate the agreement upon payment of a $125,000 termination fee.
We are also a party to another outsourcing agreement with Expedia pursuant to which we are required to make our hotel reservations inventory available to certain affiliates of Expedia. The agreement automatically renews every year.
Under the agreements, we maintained (i) a receivable position of $10,676 and $20,172 recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2022 and 2021, respectively, and (ii) a payable position of $37,472 and $34,772 recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2022 and 2021, respectively. We generated revenue of $24,220, $19,205 and $7,066 for the years ended December 31, 2022, 2021 and 2020, respectively, representing 5%, 6% and 5% of our total consolidated revenues for the years ended December 31, 2022, 2021 and 2020, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
25.    Fair value measurements
Items measured at fair value on a recurring basis
Financial assets and liabilities carried at fair value at December 31, 2022 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$31,647	$—	$—	$31,647
Time deposits	916	—	—	916
Other assets
Foreign currency forwards	—	936	—	936
Total assets at fair value	$32,563	$936	$—	$33,499
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(811)	$(811)
Foreign currency forwards	—	(427)	—	(427)
Total liabilities at fair value	$—	$(427)	$(811)	$(1,238)
Financial assets and liabilities carried at fair value at December 31, 2021 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$41,830	$—	$—	$41,830
Time deposits	22,674	—	—	22,674
Other assets
Foreign currency forwards	—	1,604	—	1,604
Total assets at fair value	$64,504	$1,604	$—	$66,108
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(2,924)	$(2,924)
Foreign currency forwards	—	(68)	—	(68)
Total liabilities at fair value	$—	$(68)	$(2,924)	$(2,992)
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
As of December 31, 2022 and 2021, our cash and cash equivalents consisted primarily of term deposits with maturities of three months or less, money market funds and bank account balances.
Items measured at fair value on a non-recurring basis

Our non-financial assets, such as goodwill, indefinite and definite-lived intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value only when an impairment charge is recognized, or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Goodwill:

As of December 31, 2022, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill. During 2021, we recognized goodwill impairment charges of $161 and $1,093 related to the Viajes Falabella Argentina reporting units within the Air and Hotels, Packages and Other Travel Products segments, respectively. In addition, during 2021, we recognized a goodwill impairment charge of $2,960 related to the Mexico’s business-to-business reporting unit within the Hotels, Packages and Other Travel Products segment. In 2020, we recognized a goodwill impairment charge of $593 related to the Viajes Falabella Argentina reporting unit within the Air segment. See Note 15 for further details.

Definite-lived intangible assets:

During 2022, we had no impairments of definite-lived intangible assets. During 2021, we recognized impairment charges of $892 related to certain customer relationships assets related to Best Day in Mexico and Viajes Falabella in Peru. During 2020, we recognized impairment charges of $1,053 related to Viajes Falabella Argentina, Peru, Chile and Colombia customer relationship assets. The assets, classified as Level 3 measurements, were written down based on valuation using the Income Approach, specifically the Multi-Period Excess Earnings Method, which includes unobservable inputs, including projected revenues, costs and expenses, contributory asset charges (i.e., fixed assets, working capital and assembled workforce), and discount rate. See Note 14 for further details.
26.    Losses per share
The following table presents our basic and diluted losses per share for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Net loss for the year	$(68,521)	$(105,865)	$(142,869)
Less: Net loss attributable to redeemable non-controlling interest	—	1,237	282
Net loss for the year attributable to Despegar.com, Corp.	$(68,521)	$(104,628)	$(142,587)
Accretion of redeemable non-controlling interest	(473)	(1,355)	(78)
Accretion of Series A non-convertible preferred shares	(11,884)	(10,600)	(2,831)
Accrual of cumulative dividends of Series A non-convertible preferred shares	(15,375)	(15,251)	(4,212)
Accrual of dividends of Series B convertible preferred shares	(2,000)	(2,000)	(553)
Net loss for the year attributable to Despegar.com, Corp. common shareholders	$(98,253)	$(133,834)	$(150,261)
Numerator of basic and diluted losses per share	$(98,253)	$(133,834)	$(150,261)
Weighted average common shares outstanding—basic and diluted	76,823	76,653	67,994
Denominator of basic and diluted losses per share	$76,823	$76,653	$67,994
Basic and diluted losses per share	$(1.28)	$(1.75)	$(2.21)

For the year ended December 31, 2022, we excluded 670 of outstanding stock awards and 5,405 convertible preferred stock from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
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
27.    Shareholders’ (deficit) and mezzanine equity
In connection with our issuances of non-convertible redeemable Series A preferred shares and warrants to L Catterton Latin America III, L.P., and convertible redeemable Series B preferred shares to Waha LATAM Investments Limited, on September 18, 2020, we amended our Memorandum of Association and Articles of Association to establish the terms of the Series A Preferred Shares and Series B Preferred Shares. See Note 6 for a description of the terms of the Series A Preferred Shares and Series B Preferred Shares.
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
As of December 31, 2022, and 2021, we have no preferred stock outstanding as part of our shareholders’ equity.
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
We classified our warrants in our shareholders’ equity and are included in our consolidated balance sheets within “Additional paid-in capital”. As of December 31, 2022, no warrants were exercised.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Treasury Stock
As of December 31, 2022 and 2021, our treasury stock was comprised of 6,259,966 and 5,008,307 shares of common stock amounting to $78,267 and $68,267, respectively.
Share Repurchases

On June 13, 2022, our Board of Directors approved a new share repurchase program (the “2022 Share Repurchase Program”) that enabled the Company to repurchase up to $40 million of its shares. The 2022 Share Repurchase Program became effective on June 14, 2022 and expired on August 12, 2022.

Under the program, we were authorized to repurchase our shares through a variety of methods, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act, or through open market or privately negotiated transactions, in accordance with applicable law. We were not obligated to acquire any specific number of shares under the program, and the program could be suspended, terminated or modified at any time for any reason, in accordance with applicable law. Under the 2022 Share Repurchase Program we repurchased a total amount of 1,251,659 shares at an average price of $7.97 per share. We disbursed a total of $10,000 under the program.

We had no share repurchase program outstanding as of December 31, 2021 and 2020.
Dividends on our Common Stock
During the years ended December 31, 2022, 2021 and 2020, we neither declared nor paid any dividends on our common stock.
Dividends on our Mezzanine-classified Preferred Stock
On March 25, 2022, we paid $15,375 in dividends to our Series A preferred shareholders. In September 2022, we did not pay dividends in cash but we accrued and accumulated $11,491. We did not pay dividends to our Series A preferred shareholders in 2020.

On March 31, 2021, we paid $7,972 in dividends to our Series A preferred shareholders. In September 2021, we did not pay dividends in cash but instead were accrued and accumulated.
During the years ended December 31, 2022, 2021 and 2020 , we paid $2,000, $2,000 and $553 in dividends to our Series B preferred shareholders, respectively.
Accumulated Other Comprehensive Income / (Loss)
The balance of accumulated other comprehensive income / (loss) as of December 31, 2022, 2021 and 2020 was comprised of foreign currency translation adjustments. These translation adjustments include foreign currency translation gain (losses) for the years ended December 31, 2022, 2021 and 2020 of $1,973, $(5,485) and $(13,190), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
28.    Financial results, net
The following table presents the components of financial results, net:

	Year ended December 31,
	2022	2021	2020
Foreign exchange (losses) / gains	$(39,152)	$(4,509)	$11,131
Gains / (losses) on derivative financial instruments	2,940	(1,096)	10,648
Interest income	17,980	5,972	3,857
Interest expense	(8,484)	(5,686)	(5,471)
Factoring expense	(18,463)	(5,382)	(2,194)
Bank expenses	(1,370)	(278)	(1,371)
Others	1,090	772	(3,690)
Total financial results, net	$(45,459)	$(10,207)	$12,910
29.    Stock-based compensation
Our employee stock options consisted of service-based awards and vested over 3 years. All stock options are fully vested as of December 31, 2022. We did not grant stock options during the years ended December 31, 2022, 2021 and 2020. We generally issue restricted stock units (“RSUs”) as our primary form of stock-based compensation, which consist of service-based awards and typically vest 33.00% after one year and will then vest quarterly over the following three or four years, respectively, but may accelerate in certain circumstances.

The following table presents a summary of our RSU activity:

	RSUs (in number of shares)	Weighted average grant-date fair value
Balance as of January 1, 2020	1,149,744	$12.08
Granted	1,409,680	$7.89
Vested	(419,367)	$10.95
Cancelled	(460,851)	$10.32
Balance as of December 31, 2020	1,679,206	$9.33
Granted	723,908	$12.56
Vested	(1,001,635)	$12.12
Cancelled	(136,776)	$10.49
Balance as of December 31, 2021	1,264,703	$9.60
Granted	622,781	$11.36
Vested	(1,021,791)	$7.30
Cancelled	(195,933)	$11.22
Balance as of December 31, 2022	669,760	$10.74
The total market value of shares vested during the years ended December 31, 2022, 2021 and 2020 was $5,055, $12,138 and $3,648, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table presents a summary of our stock option activity:

	Options (in number of shares)	Weighted average exercise price	Aggregate intrinsic value
Balance as of January 1, 2020	2,537,888	$17.50	$—
Exercised	(33,133)	$11.31	$—
Forfeited / Cancelled	(1,685,242)	$17.05	$—
Balance as of December 31, 2020	819,513	$9.11	$—
Exercised	(145,485)	$11.00	$—
Forfeited / Cancelled	(46,272)	$12.40	$—
Balance as of December 31, 2021	627,756	$14.00	$—
Exercised	(48,172)	$6.41	$—
Forfeited / Cancelled	(88,527)	$11.28	$—
Balance as of December 31, 2022	491,057	$9.66	$—
Fully vested as of December 31, 2022	491,057	$9.66	$—
As of December 31, 2022, the closing stock price of $5.13 was lower than the minimum exercise price of the stock option plans and therefore, there is not intrinsic value at December 31, 2022. The total intrinsic value of stock options exercised was $6,146 and $10,498 for the years ended December 31, 2021 and 2020, respectively.
During the years ended December 31, 2022, 2021 and 2020, we recognized total stock-based compensation expense of $7,292, $12,338 and $7,312, respectively, mainly within “General and administrative” expenses in our consolidated statements of operations. Cash received from stock-based award exercises for the years ended December 31, 2022, 2021 and 2020 was $340, $889 and $370, respectively.
As of December 31, 2022 and 2021, we had 1,160,817 and 1,892,459 shares of common stock assigned for stock-based awards, respectively. We issue new shares to satisfy the exercise or release of stock-based awards.
30.    Leases
We have operating leases for office space, customer centers and a fleet of dedicated vans. Our leases have remaining lease terms of 1 to 18 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.
As of December 31, 2022, our weighted-average discount rate and weighted-average remaining lease term were approximately 7% and 8 years, respectively. As of December 31, 2021, our weighted-average discount rate and weighted-average remaining lease term were approximately 7% and 9 years, respectively.
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
Supplemental cash flow information related to leases were as follows:

	Year ended December 31
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	$6,190	$7,702
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
As of December 31, 2022, the operating lease liabilities will mature over the following periods:

As of December 31, 2022
2023	$6,266
2024	5,120
2025	3,635
2026	3,524
2027	2,826
2028 and thereafter	9,300
Total remaining lease payments	$30,671
Less: Imputed interest	(7,439)
Total operating lease liabilities:	$23,232
Current operating lease liability	6,081
Non-current operating lease liability	$17,151
Operating lease costs were $8,899, $7,702 and $10,348 for the years ended December 31, 2022, 2021 and 2020, respectively.
Lease Agreements
We have operating leases outstanding for office space in Mexico with Inmobiliaria Buenaventuras, S.A. de C.V., an entity related to JBA, a member of the board of our subsidiary, Viajes Beda.
As of December 31, 2022 and 2021, our weighted-average discount rate under these agreements was approximately 4.4% and 5.3%, respectively, and the weighted average remaining lease term under these agreements was approximately 3 years. Operating lease costs under these agreements were $134 and $235 for the years ended December 31, 2022 and 2021, respectively.
Supplemental consolidated balance sheet information related to these lease agreements were as follows:

As of December 31, 2022
Operating lease right-of-use assets	134
Total operating lease right-of-use assets	$134

Current lease liabilities	108
Non-current lease liabilities	26
Total operating lease liabilities	$134
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
31.    Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts:

	Balance, beginning of year	Charges to earnings	Charges to other accounts(1)	Deductions(2)	Balance, end of year
2020
Allowance for credit expected losses – Accounts Receivable	$3,205	$11,018	$2,689	$(7,369)	$9,543
Allowance for credit expected losses financial – Loans Receivable	$—	$1,252	$—	$—	$1,252
Allowance for cancellations	$1,986	$41,485	$(854)	$(27,605)	$15,012
Other reserves(3)	$2,591	$5,858	$(28)	$(7,856)	$565
2021
Allowance for credit expected losses – Accounts Receivable	$9,543	$9,438	$(943)	$(7,127)	$10,911
Allowance for credit expected losses financial – Loans Receivable	$1,252	$2,275	$(114)	$(1,349)	$2,064
Allowance for cancellations	$15,012	$31,016	$69	$(26,881)	$19,216
Other reserves(3)	$565	$7,073	$(43)	$(5,323)	$2,272
2022
Allowance for credit expected losses – Accounts Receivable	$10,911	$8,233	$269	$(8,884)	$10,529
Allowance for credit expected losses financial – Loans Receivable	$2,064	$13,972	$(132)	$(3,493)	$12,411
Allowance for cancellations	$19,216	$5,598	$70	$(16,707)	$8,177
Other reserves(3)	$2,272	$10,187	$112	$(9,779)	$2,792
(1)Charges to other accounts primarily relate to net translation adjustments.
(2)Deductions include our credit write-off inputs.
(3)Other reserves primarily include our accrual of the cost associated with purchases made on our website related to the use of fraudulent credit cards charged-back due to payment disputes.
32.    Subsequent events
Payment of dividends to preferred shareholders
On March 21, 2023, we paid $7,895 of accumulated dividends to our Series A preferred shareholders and $345 of accumulated dividends to our Series B preferred shareholders.
The accompanying notes are an integral part of these consolidated financial statements.