Form 20-F
period 2023-12-31
Despegar.com, Corp.
filed 2024-04-26
CIK 1703141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Commerce House
4th Floor
Wickhams Cay 1
Road Town, Tortola VG1110
British Virgin Islands
Telephone: +1 284 852-1195

(Address of principal executive offices)
Monica Alexandra Soares da Silva, General Counsel
Alameda Grajau, 219, Alphaville Industrial, Barueri, São Paulo, Brazil

Telephone:+55 11 4632-1220
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

At December 31, 2023	66,648,804 ordinary shares (excluding ordinary shares held in treasury and warrants)
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes  ☒  No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Financial Statements

Our consolidated financial information contained in this Annual Report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021 included in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars.

Segment Information

We determine our operating segments based on how our chief operating decision makers (“CODM”) manage our business, make operating decisions and evaluate operating performance. Effective for our fiscal year 2022, our CODM changed their internal reporting to refine the way they view our financial services business and its interaction with our travel business. Additionally, we started allocating certain expenses to our segments which were previously considered part of our corporate structure and were unallocated. These changes resulted in revisions to the financial information provided to the CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. Accordingly, we changed our segment reporting under ASC 280 “Segment Reporting” to report three reportable segments: “Air”, “Packages, Hotels and Other Travel Products” and “Financial Services”. We have recast previously reported segment financial information for our 2021 fiscal year in our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021 included in this Annual Report to reflect our new reportable segments’ structure.

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
We calculate Adjusted Segment EBITDA, with respect to each segment, as our net income/loss for the year adjusted for (1) provision for income taxes expense/benefit; (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges. See Note 22 to our consolidated financial statements for our Adjusted Segment EBITDA and segment information.

Non-GAAP Financial Information
This Annual Report includes certain references to Consolidated Adjusted EBITDA, a non-GAAP financial measure. We calculate Consolidated Adjusted EBITDA as net income for the year adjusted for (1) provision for income tax expense/benefit; (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Operating and Financial Metrics” for a reconciliation of Consolidated Adjusted EBITDA to net income. Consolidated Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Consolidated Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

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
Certain Operating Measures
This Annual Report includes certain references to the number of travel customers, the number of transactions and gross bookings and total payment volume, which are operating measures. We calculate our number of travel customers to reflect, during a given period, the number of customers who purchased and finalized payment for one or more of our travel products. We define the number of transactions as the total number of travel customer orders completed on our platform or financing merchant customers (excluding Decolar) of the "Buy Now, Pay Later" solution during a given period. We define gross bookings as the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period related to our travel business. We define gross bookings net as the operating measure that represents our gross bookings net of withholding taxes on international trips in Argentina. We define total payment volume as the US dollar loan volume processed by our "Buy Now, Pay Later" financing solution during a specific period of time. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results — Operating and Financial Metrics.”
Currency Presentation
In this Annual Report, references to “dollars” and “$” are to the currency of the United States, references to “Brazilian Real,” “Brazilian Reais” and “R$” are to the currency of Brazil, references to “Mexican Peso” and “MX$” are to the currency of Mexico and references to “Argentine Peso” and “AR$” are to the currency of Argentina.
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

•We rely on information technology, including artificial intelligence and machine-learning technology, to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could adversely affect our business.
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
•Changes in market interest rates could have an adverse effect on our financial services business.
•We rely on funding sources to support our financial services business.
•We depend on the accuracy and completeness of information about customers furnished to our financial services business, and any misrepresented information could adversely affect our business.
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
•We are subject to anti-corruption and economic sanctions laws and regulations in the jurisdictions in which we operate, and failure to comply with these laws and regulations could negatively impact our business, our results of operations, and our financial condition.
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
•Our business experiences seasonal fluctuations and quarter-to-quarter comparisons of our results may not be meaningful.
•The use of derivative financial instruments may adversely affect our results of operations, particularly in a volatile and uncertain market.
•Increased focus on our environmental, social and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention and willingness of customers and partners to do business with us.
•Our business may be adversely affected by climate change.

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

Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have a significant number of transactions from Brazil, Mexico and Argentina as well as other Latin American countries. In 2023 Brazil accounted for 44% of our total number of transactions and Mexico accounted for 18% of our total number of transactions. For more information, see “—Risks Related to Latin America.”

General declines or disruptions in the travel industry may adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, the outbreak of COVID-19 in 2020 disrupted worldwide economic activity and –in particular– the travel industry. Countries around the world, including across Latin America, adopted extraordinary measures to limit the spread of COVID-19, including imposing travel restrictions and bans, closing borders, establishing restrictions on public gatherings, instructing residents to practice social distancing, requiring closures of non-essential businesses, issuing stay at home advisories and orders, implementing quarantines, vaccination mandates and similar actions. As a result, global travel demand declined significantly and, consequently, resulted in a material adverse effect in our business, results of operations and cash flows. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•health-related risks, such as the spread of new variants of COVID-19 or the emergence of new pandemics;
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

Our results of operations are affected by global macroeconomic and political conditions, including inflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Global macroeconomic and political conditions may also materially affect travel suppliers and travelers. The ongoing conflict in Ukraine and the imposition of broad economic sanctions on Russia or the Middle East conflict, for example, could raise energy prices again, disrupt global markets and, generally, have a negative impact on the global economic and political conditions in the future.

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

The travel market in Latin America and worldwide is intensely competitive and rapidly evolving. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility, consumer payment options and reliability. We currently compete with both established and emerging providers of travel services and products, including regional offline travel agency chains and tour operators, global online travel agencies (OTAs) with presence in Latin America and smaller, country-specific online and offline travel agencies and tour operators. In addition, our travel customers have the option to book travel directly with airlines, hotels and other travel suppliers who are increasingly focused on further refining their online offerings. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for travel customers. We also face competition from Airbnb and other providers acting in the alternative accommodations space. In addition, we face price competition from new entrants that offer discounted rates and other incentives from time to time, as well as social media channels that market travel products and experiences. Some of our competitors have significantly greater financial and other resources than us. From time to time we may be required to reduce service fees and revenue margins in order to compete effectively and maintain or gain travel customers, brand awareness and supplier relationships.

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

We rely on information technology, including artificial intelligence and machine-learning technology, to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could adversely affect our business.

We depend on the use of sophisticated information technology and systems, including artificial intelligence and machine-learning technology, for search and reservation for airline tickets, hotels, and any of the other products that we offer on our platform, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to improve services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems (including those based on generative artificial intelligence) as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

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

In addition, the introduction of these technologies, particularly generative artificial intelligence, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. Our personnel could, unbeknownst to us, improperly utilize artificial intelligence and machine learning-technology while carrying out their responsibilities. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies and the risk that using such technologies could result in leakage of our confidential information.

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

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. Our cybersecurity risk management program is based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), and on recognized best practices and standards for cybersecurity and information technology and we conduct regular scans, penetration tests, and vulnerability assessments to identify potential threats or vulnerabilities in our systems, but we cannot assure you that these measures will prevent all possible security breaches or attacks that could cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyber insurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, result in regulatory scrutiny and exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause travel customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance.

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

In November 2021, the Central Bank in Argentina enacted Resolution 7407 (still in force) which imposes restrictions on consumers’ ability to use credit card installment plans to finance international travel products and services, including air tickets, hotels and tourism services. These restrictions currently remain in place and we cannot predict if authorities will implement any other restrictions.

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

Koin is a financial services company currently focused on digital payments and credit, in addition to the fraud business, primarily in Brazil and expanding to other countries in the region. Part of our strategy is to grow Koin’s business in Brazil and to continue to expand its business into other markets in Latin America. Our financial services business involves additional risks not generally associated with our risks of operations, including:

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

Moreover, because our servicing fees in connection with the services we provide depend on the collectability of the loans facilitated through our platform, if there is an unexpected significant increase in the number of customers who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, we will be unable to collect our entire servicing fee for the loans facilitated through our platform for which we act as service, and our business, results of operations, financial condition, future prospects, and cash flows could be materially and adversely affected our financial services business. In addition, if a consumer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. As such, our originating bank partners could decide to originate fewer loans through our platform. An increase in defaults precipitated by these risks and uncertainties would adversely affect our financial services.

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

The application of income and non-income tax laws and regulations to our products and services, including transfer pricing rules applicable to cross-border operations with related parties or parties in tax havens or subject to privileged fiscal regimes, is subject to interpretation by the applicable taxing authorities across the multiple jurisdictions in which we operate our business. This may contribute to an increase in audit activity and harsher stances by tax authorities. Audits include questioning the timing and the amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, tax regulations may be subject to change from time to time which may impact our business.

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

If Expedia’s affiliates cease to provide us with their hotel and other lodging products, we may be unable to find another provider and offer these products to our users for some time and it might be difficult for us to replace this supply in the short term, which would negatively affect our business, financial condition and results of operations.

Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross booking value of the bookings that we sourced through Expedia during that month. We are required to maintain a level of bookings through Expedia such that those marketing fees equal at least $5.0 million in a six-month period; otherwise, Expedia may require us to pay a $125.0 million termination fee. The agreement allows us to source a limited percentage of our hotel bookings outside of Latin America without Expedia and from certain pre-agreed properties. However, if such transactions exceed the agreed percentage threshold during a six-month period, we may be required to pay compensation to Expedia; and if our non-Expedia sourced bookings outside of Latin America exceed the agreed percentage of gross bookings outside of Latin America for two consecutive quarters, or a higher agreed percentage threshold in one quarter, Expedia may elect to become our exclusive provider outside of Latin America once again. If such transactions exceed the agreed percentage of the minimum bookings determined in the agreement for any three consecutive months or any three months within a six-month period, then Expedia may require us to pay a $125.0 million termination fee.

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

A significant part of our cash balance is held in U.S. dollars. Foreign currency exposure is minimized by managing natural hedges, such as netting the Company’s current assets and current liabilities denominated in the same foreign currencies, by managing short term loans and short term investments and engaging in forward contracts for hedging purposes.

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

A resurgence in the spread of new variants of COVID-19, or the emergence of new pandemics, or even widespread fear of contagious diseases, could impact economic activity and travel and, consequently, could adversely affect our cash flows and business in the future.

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

The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve. In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires registrants to provide certain climate-related information in their registration statements and annual reports. These requirements will have an effect on various fiscal years, starting on January 1, 2026. Disclosures will be required prospectively, with information for prior periods required only to the extent it was previously disclosed in an SEC filing. The Company is currently evaluating the impact of these final rules on its consolidated financial statements and disclosures. The disclosure frameworks we choose to align with may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period. Ensuring there are systems and processes in place to comply with the various ESG tracking and reporting obligations will require management time and expense. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

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

Additionally, new climate-related laws and reporting requirements and the related costs to comply with the emerging regulations, which may be significant, may affect our business.

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, was 10.1% in 2021, 5.8% on 2022 and 0.6% in 2023. In Mexico, the inflation published by the INEGI was 7.4%, 7.8% and 4.7% in 2021, 2022 and 2023 respectively. In Argentina, according to measurements from INDEC of the national consumer price index, cumulative consumer price inflation (Inflación Acumulada de Precios al Consumo) for 2021 was 50.9%, for 2022 was 94.8% and for 2023 was 211.4%

Inflation in Brazil, Mexico and Argentina could increase our costs of operations and impact our financial condition and results of operations. Inflation rates may continue to increase in the future, and the government measures to control inflation, adopted presently or in the future, remain uncertain. Measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have contributed materially to economic uncertainty in many of these countries.

Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.

Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar. For example at December 31, the Brazilian real depreciated 7.3% during 2021 and appreciated 5.3% and 8.0% during 2022 and 2023, respectively; the Mexican peso depreciated 3.1% during 2021 and appreciated 5.0% and 13.0% during 2022 and 2023, respectively; and the Argentine peso depreciated 22.1%, 72.4% and 356.4% during 2021, 2022 and 2023, respectively.

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

As a result of these exchange controls, markets in Argentina developed trading mechanisms in which an entity or individual buys U.S. dollar denominated securities in Argentina (e.g., shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as "Blue Chip Swap Rate"). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2023, 2022 and 2021, the spread of the Blue Chip Swap Rate was 20.4%, 94.2% and 96.8%, respectively. Since the new government in Argentina, the Blue Chip Swap Rate has decreased. For a discussion of certain foreign exchange regulations applicable to us, see “Item 10. Additional Information — D. Exchange Controls.”

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

We are a “foreign private issuer,” as such term is defined under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

Any failure to maintain an effective system of internal control may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our ordinary shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting and continue steps to improve control processes as appropriate. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Effective internal controls are necessary for us to provide reliable and accurate financial reports on a timely basis and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or on a timely basis or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting or we could be sanctioned by the SEC, which would harm our business and could negatively impact the price of our ordinary shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal control, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

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

During 2023, 2022 and 2021 we granted an aggregate of 892,367, 622,781 and 723,908 RSUs to certain of our directors, senior management and other personnel. During 2023, 2022 and 2021, we did not grant any stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.

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
•Our board of directors is currently made up of seven directors divided into three classes, with each class having a three-year term. Class I’s, Class II’s and Class III’s terms will expire at the Company’s annual meetings in 2024, 2025 and 2026, respectively. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.
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
ITEM 4    INFORMATION ON THE COMPANY
A.History and Development of the Company

Despegar was founded in 1999 as Decolar.com, Inc., as a pioneering online travel technology company, with the goal to empower travelers in Latin America by offering them a seamless and comprehensive platform for planning and booking their trips. Despegar introduced a novel approach to travel, transitioning from traditional, in-person travel bookings to a comprehensive online platform that offers extensive travel options including hotels, flights, and vacation packages and built the only pan-regional leisure travel brand in Latin America.

Despegar.com, Corp. was formed as a business company incorporated in the BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., exchanged their shares for ordinary shares of Despegar.com, Corp. to create a BVI holding company. Following the exchange, Decolar.com, Inc. became a wholly-owned subsidiary of Despegar.com, Corp. On September 19, 2017, Despegar.com, Corp. completed our initial public offering on the New York Stock Exchange.

Our development over the years reflects a commitment to innovation and customer satisfaction, continuously evolving to meet the changing needs of travelers and the dynamic nature of the travel industry. By leveraging technology, at first the internet, then mobile platforms and more recently technologies such as artificial intelligence and machine learning, we aim to be at the forefront of travel innovation, providing personalized travel solutions and accessible and affordable travel experiences to our customers.

Our principal executive office is located at Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands, telephone: +1-284 852-1195. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.

Our History and Development

Our business was started to address the Latin America travel market using technology. Since its launch in 1999, it has grown substantially in revenue, products and geographic scope. The following table shows the timeline of key milestones:

1999	• Launched site in Argentina.
2000	•Launched sites in Brazil, Chile, Colombia, Mexico and Uruguay.
2001	•Launched sites in the United States and Venezuela.
2007	•Launched site in Peru.
2009	• Expanded our offerings to include hotels. • Launched sites in Bolivia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Nicaragua, Panama, Paraguay and Puerto Rico.
2010	• Launched sites in El Salvador and Honduras, reaching our 20th market.
2012	• Launched our mobile apps on Android and iOS. • Expanded offerings to include packages, rental cars and cruise products.
2013	• Expanded our offerings to include destination services and vacation rentals.
2015	• Cumulative 10 million travel customers served.
• Reached 10 million downloads of our mobile app. • Deepened strategic partnership with Expedia, including its equity investment in our Company.
2016	• Awarded “E-commerce Leader in the Tourism Industry in LATAM” by the Latin American E-Commerce Institute.
2017	• Initial public offering and listing on the New York Stock Exchange.
2018	• Launched sales call centers in Peru, Ecuador, Mexico, Chile, Colombia, Argentina and Brazil.
2019	•Acquired Viajes Falabella in Chile, Argentina, Peru and Colombia.
2020	•Acquired Best Day, a leading travel agency in Mexico. • Acquired an 84% equity stake in Koin, an online payment platform in Brazil, to increase our payment options for customers
2021	• Published our first corporate sustainability report as part of our ESG commitment.
2022
•Acquired Viajanet, one of the leading online travel agencies in Brazil and the remainder 16% equity from minority shareholders of Koin.
•Acquired a 51% ownership stake in Stays.net, Brazil’s leading vacation rental channel manager and a preferred software partner for leading international booking platforms to offer vacation rentals.

2023	•Reached 23 million customers in loyalty program "Pasaporte".
Capital Expenditures
See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”
B. Business Overview
Overview

We are a premier travel technology company operating in the global $2 trillion travel market with a focus on Latin America. We have presence in 18 markets and cover more than 80% of the region's population, with a leading online presence in key markets like Brazil, Mexico, Argentina, Chile and Colombia. Operating for over two decades in the large and fragmented Latin travel market has solidified our understanding of local consumers, their purchasing behaviors, and travel preferences. This deep insight empowers us to deliver personalized travel solutions, including bespoke travel packages, offering excellent value and competitive air and non-air fares.

We organize our product offering into three Business Segments: (1) Air, (2) Packages, Hotels and Other Travel Products, and (3) Financial Services; and we distribute our products through our Business to Consumer ("B2C"), Business to Business ("B2B"), and Business to Business to Consumer ("B2B2C") operations.

We combine industry-leading air and lodging inventory, a powerful technology platform, operational excellence, and travel expertise, along with payment and financing solutions, to deliver ravel opportunities to our customers across Latin America. This approach positions us as a leading travel brand in the region.
Our commitment to our customers extends beyond bookings. Our expert customer support teams are available to address inquiries, resolve issues, and provide expert guidance throughout the travel experience. As we comprehend the objectives and challenges faced by Latin American travelers and suppliers, we are well-positioned to facilitate business growth for travel suppliers, ultimately providing customers with a wider choice at attractive pricing.
As our market share grows, organically as well as inorganically, we are increasingly able to capture significant amounts of customer data including travel history and preferences and serve personalized recommendations to drive higher customer conversion, further establishing our brand as the premier travel brand in the region. As of December 31, 2023, our post trip net promoter score ("NPS"), which is a customer loyalty and satisfaction measurement, was 69%.
We are committed to continuous innovation, particularly in cutting edge domains, such as generative artificial intelligence ("AI") and large language models, which we begun developing in October 2023. This allows us to develop tools like our AI-powered Travel Assistant "SOFIA", introduced to the market on March 4, 2024 to enhance the travel experience, boost our internal capabilities and capture efficiencies.
Travel Market Opportunity

Large Market Size. Latin America is one of the largest and most diverse regions in the world, comprising over 30 countries with a total population of over 650 million, the region encompasses multiple languages, currencies and regulatory regimes. The total addressable market is estimated to amount to $150 billion and is equally divided between online and offline travel spend. We expect the market to materially expand in the coming years, given the long-term favorable macroeconomic trends, the expansion of the middle class and increased consumption in the region.

Rapid Travel Market Growth. We believe that the online and offline travel market is expected to expand due to factors such as rising disposable income, demographic shifts and a growing middle class with greater access to banking services and credit products, enabling a larger segment of the growing population to travel both domestically and internationally. As per Euromonitor projections the online travel market is expected to expand at approximately twice the rate of the offline market in the coming years. Specific factors driving the growth in online travel include:

Increasing adoption of mobile devices, including smartphones. The use of mobile devices in Latin America is expected to continue to grow. With the proliferation of smartphones and tablets, mobile has become a prominent tool for travelers to search, discover and purchase travel services.

Superior user experience. While a significant part of the travel is booked offline, online travel booking channels, which include websites and mobile apps, empower travelers to search products and user-generated reviews and easily compare real-time availability and pricing options from multiple travel providers simultaneously, which we believe leads to higher user engagement and customer conversion.

Growth in banked consumers and proliferation of credit products. With the continued development of the Latin American economy, a larger portion of the population has been accessing new forms of banking products including digital wallets, credit cards and other financial products. This trend promotes the financial capability of customers to make purchases online.

High Fragmentation. The Latin American travel market presents a significant degree of fragmentation, in both suppliers and competitors. Within this expansive and diverse market, numerous local competitors predominantly concentrate on specific countries, tailoring their operations and targeting local customers. Their focus tends to be more localized, and given their lack of scale, often fail to address the broader Latin American market as a cohesive entity. On the international front, our competitors exhibit a different dynamic. Many of our competitors perceive Latin America more as a destination rather than a point of origination. In addition, the Latin American travel industry is characterized by significant fragmentation in suppliers across airlines, hotels and other travel products. This fragmentation is compounded by regional complexities, including differences in language, local customs, travel preferences, currencies and regulatory regimes across the region. These factors create challenges for suppliers to reach customers directly, while competitors cater to specific countries or approach the market with a destination centric perspective.

All these factors create opportunities for us to increase and expand our market share as well as to continue growing our customers and supplier’s portfolio, given that we have the capability and knowledge of how to develop the business.

Our Competitive Strengths

As the leading travel technology company in Latin America, we believe we are well positioned to succeed as the main service provider to our final customers, suppliers as well as online and offline travel agencies, as we leverage our technology platform to efficiently operate across the region.

We believe that our focus on the under penetrated Latin American travel market, our knowledge of the consumer and supplier landscape in the region, in combination with our ability to manage the business successfully through economic cycles as well as our leading technology platform and brands, will allow us to consolidate our market position and continue to expand our industry leadership. We believe that the following competitive strengths in particular distinguish us as a leading travel technology player in Latin America.
Industry Leader in Latin America
With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. We also have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, selling airline tickets purchased through global distribution systems (“GDS”). Additionally, we believe we provide our travel customers with the largest travel portfolio among Latin American OTAs, with access to over 256 global airlines, over 734,500 hotels globally and 766,500 vacation rentals as well as more than 190 car rental agencies and approximately 650 destination services suppliers with more than 13,500 activities. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for over 30% during 2023 of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.
We benefit from network effects: our large travel customer base helps us to attract additional travel suppliers, and, in turn, a larger network of travel suppliers helps us to attract new travel customers by enhancing our product offering. Furthermore, by growing our user base and aggregating different products from our supplier base, we are able to offer attractive pricing and availability of travel products to our travel customers as well as enhance the effectiveness of our marketing strategy.

Technology Platform

Our one-stop shop travel platform provides us the flexibility to connect travel customers to a variety of products and services, and combine them to offer attractive package deals through a variety of channels and brands both ours and of our partners.

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
We believe our technology infrastructure is an important asset due to its robustness, cost-effectiveness and scalability. We continuously evaluate, research and develop new services, platform infrastructure, and software to improve and solidify our technological systems further and provide a reliable, personalized, fast and secure experience to our travel customers.

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

Strong Brand Recognition and Effective Marketing Capabilities

Brand Awareness

We operate a portfolio of brands specifically Despegar, Decolar, Viajes Falabella, Best Day, Viajanet, Stays, HotelDo and Koin (for payment gateway and anti-fraud services as well as online payment and consumer lending services). These brands allow us to appeal to different clients in different geographies, allowing us to tailor our offerings.

Through mobile, online and offline marketing, brand promotion and cross-marketing, we have created strong brand recognition among Latin America travelers, which we view as one of our key competitive advantages and which we actively focus on by investing in marketing and branding initiatives promoting our brand, which we believe combined with the quality of the service we have delivered over the years, has made us a trusted brand with our travel customers.

Marketing Capabilities

We have invested significant resources in our marketing team, which we believe is a meaningful driver of our business, as well as in our own creative, production and media execution teams, who are quickly able to adapt our marketing strategy, while also leveraging our extensive data and analytics capabilities for more precise audience targeting. We are able to control all aspects of our budget, marketing campaigns and market analytics, without the need for agencies or external consultants. Our marketing team’s local knowledge and expertise in our key markets have allowed us to develop direct relationships with a broad range of local and regional media providers and purchase media directly, avoiding more costly intermediaries.

Leading Mobile Offering

Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. Our mobile apps have had millions of downloads from the iOS App Store and Google Play. In addition, our iOS App Store and Google Play apps were rated 4.7 and 4.8 stars as of December 31, 2023. During 2023, 2022 and 2021, mobile, which includes both mobile web and our mobile apps, accounted for approximately 80%, 73% and 72% of all of our user visits, and approximately 53%, 49% and 48%, respectively, of our transactions. Additionally, transactions via mobile increased by approximately 14% in 2023 compared to 2022 and increased by approximately 18% in 2022 compared to 2021. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app customer service. Our travel customers using mobile devices have historically made more repeat transactions than travel customers using desktop computers. Additionally, our mobile presence allows in-destination marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to travel customers, after they have arrived at their destination.

Distinctive Payment Solutions

As the leading Latin American travel technology, we have developed long-standing relationships with a wide range of local banks to offer installment payment plans to their credit card holders as an alternative purchase option. We believe that local banks look to partner with us because of our scale, access to our online audience and high transaction volume. Our agreements with local banks allow us to offer installment plans without assuming collection risk from the travel customer. Furthermore, primarily in Brazil, our financial services segment provides us with an additional type of payment which allows us to extend our product offering to a broader range of customers.

Proven and Experienced Team

Our management team has been working with the Company or in the Latin American industry for a long time and has significant experience in the travel sector and across a variety of industries in Latin America and the United States. Members of our management team have worked at organizations such as LATAM Airlines, McKinsey, BCG, Uber, PwC and Thales, among others. In addition, we have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.

Our Travel Customers

We had approximately 4.6 million, 3.9 million and 3.3 million travel customers in the years 2023, 2022 and 2021, respectively, primarily in Latin America, generating $694.7 million, $533.5 million and $322.0 million in revenue for the travel business and approximately $5.7 billion, $4.3 billion and $2.5 billion in gross bookings. Most of our travel customers are traveling for leisure, although we do have some independent business travelers as well.
In addition, in our financial services segment, our total payment volume was $78.0 million, $75.7 million and $30.4 million during 2023, 2022 and 2021, respectively. In revenues we generated $11.4 million in 2023, $4.4 million in 2022, and $0.8 million in 2021.

Our Distribution Channels

In order to provide our product offering, we are connected to all major air Global Distribution Systems ("GDSs"), several of the large global lodging inventory suppliers and the main car rental, travel insurance and destination services providers in our main destinations, as well as directly with several of the main airlines operating to/from/within Latin America and several of the main hotels. Our travel technology allows us to dynamically offer all of these products through a variety of channels both as stand-alone products or as dynamically packaged offers.

Through B2C we operate a diverse brand portfolio across the region, implementing effective marketing and pricing strategies geared towards capturing a significant revenue share. In addition to operating several brands, we also implement an omnichannel approach, which allows our customers to transact with us through multiple distribution channels. Employing an app-first strategy and an AI augmented agent we provide personalized travel advice for our customers both online and offline. Our platform facilitates efficient integration of acquired B2C brands, supporting the Company's strategic goal of market consolidation. Our system's inherent scalability allows us to achieve operating leverage, driving sustained margin expansion in the coming years and solidifying our competitive position in the market.

Our B2B solution provides offline travel agencies with numerous distinct advantages. It serves as a comprehensive one-stop shop, streamlining several operational aspects for these agencies. while also providing them with a cost-efficient gateway to Despegar's extensive air and non-air inventory. Our platform enables offline travel agencies to offer their customers a diverse range of compelling and affordable travel options. The flexibility ingrained in our solution is a key feature, facilitating the efficient onboarding of new travel agencies to seamlessly connect with our inventory. This adaptability ensures that our technology platform remains a dynamic and responsive tool, empowering offline travel agencies to thrive in an ever-evolving travel landscape.

White Label enables us to seamlessly integrate and launch tailored white-label solutions in record time for any of our partners, such as banks, credit cards, airlines, hotels and retailers. The nimbleness of our flexible platform, coupled with our relatively smaller size compared to global players, positions us uniquely in the market to deliver more personalized white-label solutions. Our white-label solutions fuel our expansion beyond Latin America, empowering us to serve diverse markets with the adaptability of our technology platform.

Our Products and Services

We offer a wide range of travel and travel-related products catering mostly to the needs of Latin Americans traveling domestically, to other countries in the Latin American region and outside of Latin America. We provide these travelers with the comprehensive tools and information, in multiple languages, that they need to research, plan, book and purchase travel products efficiently.

Our comprehensive product offering is organized into three segments: (1) Air, which consists of the sale of airline tickets, (2) Packages, Hotels, Vacation Rentals and Other Travel Products, which consists of travel packages (which can include airline tickets, hotel rooms and other services bundled together), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, travel insurance and destination services, and (3) Financial Services, which consists of fraud prevention and payment gateway services as well as point-of-sale installment loans and "Buy Now, Pay Later" solution, which enable our customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments.

Air

Our Air segment consists of sales of airline tickets, primarily targeted at leisure travelers in Latin America, including domestic travel, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline products. Our travel customers booked approximately $4.4 million, $4.3 million and $3.6 million transactions in our Air segment using our platform in 2023, 2022 and 2021, respectively.
We provide our travel customers with access to 256 operating carriers. We believe our platform provides comprehensive information to our travel customers in a time efficient and transparent manner. Travel customers are quickly and easily able to evaluate a broad range of fares and airline combinations, and may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or they may use our more advanced search tool and include additional search parameters. Travel customers can also filter and sort the results of their search easily according to their preferences.
Packages, Hotels and Other Travel Products
The total number of transactions in our Packages, Hotels and Other Travel Products segment was $4.7 million, $3.9 million, and $3.2 million in 2023, 2022 and 2021, respectively.
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
Travel customers can also indicate amenity preferences such as business services, internet access, fitness centers, swimming pools and more. Travel customers can also view hotel pictures and read hotel reviews from other travel customers on our platform, generating user-generated reviews.
As of December 31, 2023, approximately 22,800 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our more than 45 third-party channel managers.
In 2023, 2022 and 2021, 7.5%, 7.1% and 7.5%, respectively, of our gross bookings were attributable to supply provided to us by affiliates of Expedia. Expedia, the beneficial owner of 14.52% of our ordinary shares outstanding as of December 31, 2023, holds certain rights in its capacity as a shareholder. For more information on our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Relationship with Expedia” Note 24 to our consolidated financial statements.
We typically do not assume inventory risk as we do not pre-purchase hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods: “pre-pay” and “pay-at-destination.” Under the pre-pay model, our travel customer pays us at the time of booking, and we pay our hotel suppliers after the travel customer checks out. Under the pay-at-destination model, the travel customer pays the hotel directly at checkout and we either receive our commission later from the hotel suppliers or from the travel customer, at the time of booking. For the year ended December 31, 2023, 94% of the hotels booked on our platform were under the prepay model and 6% under the pay-at-destination model.

Vacation Rentals
Our Vacation Rentals products are offered in all of our markets, brands, and channels. This product is focused on meeting the specific needs of our customers when it comes to property details, amenities, and check-in instructions. In 2023 we entered into an addendum to the Expedia Outsourcing Agreement under which Expedia provides us with its VRBO inventory, increasing our available inventory to a total of approximately 766,500 vacation rental units worldwide. We continue to expand our vacation rentals inventory, mainly through our Expedia Outsourcing Agreement, Stays, and our direct sourcing efforts in Latin America.
Other Travel Products
We also offer other travel products on our platform. We provide our travel customers access to approximately 190 car rental agencies, approximately 650 destination services, suppliers with more than 13,700 activities, and one travel insurance supplier. While we offer both pre-pay and pay-at-destination options for car rentals, the other travel products that we offer must be prepaid.
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
Financial Services
Our subsidiary, Koin, specializes in offering three distinct financial technology products tailored to enhance the customers and merchants' e-commerce experience. The portfolio includes:

Payment Gateway Services: This robust solution facilitates seamless payment processing for a diverse range of methods, optimizing the online checkout experience for consumers throughout Latin America. This solution is tailored differently based on the market it is being offered.

Fraud Prevention Services: Our advanced system safeguards online transactions throughout Latin America, mitigating fraud risks and ensuring a secure shopping environment for merchants and consumers. Trusted by leading merchants in Latin America, it streamlines payment processing for high conversion rates and prioritizes digital security in every transaction.

Point-of-Sale Installment Loans ("Buy Now, Pay Later" Solution): Exclusively offered in Brazil, this service enables customers to finance their purchases via convenient installment loans at the point of sale on a user-friendly platform. By streamlining the financing process and minimizing bureaucratic hurdles, it enhances customer purchasing power with minimal requirements. This strategic approach has significantly broadened Despegar's addressable market while also improving Koin’s take rate from 16% in 2022 to 30% in 2023, demonstrating notable market penetration and customer adoption.

Expanding beyond the travel industry, Koin has reached diverse sectors such as health-tech, ed-tech, home appliances, apparel, among others. To broaden its reach, Koin has entered into agreements with major e-commerce platforms like Vtex and Magento. These partnerships aim to augment the merchant base and facilitate the seamless commercialization of Koin's products with minimal integration efforts.

While the focus during 2022 and 2023 remained primarily on serving Koin's strategic expansion into various industries and collaborations with key e-commerce platforms underscore its commitment to diversification and growth.

In 2023, Koin processed over 166,000 transactions, and had over 122,000 customers, as compared to 200,000 transactions and over 145,000 customers in 2022. The average amount of each loan was approximately $470 and $380 in 2023 and 2022, respectively. For the year ended December 31, 2023, our total purchased volume (TPV) increased 2% year over year $77.1 million in line with Koin's conservative approach to loan origination. Most of our loans receivable are short-term in nature with an average duration below 5 months, thus being fully repaid in a period ranging between seven and ten months, while a minor portion of loans are repaid within twenty-four months.

Koin closely monitors credit quality for all loans receivable on a recurring basis. To evaluate a consumer seeking a loan, Koin uses, among other indicators, a risk model that was developed internally, as a credit quality indicator to help predict the consumer’s ability to repay the principal and interests of the credit. The risk model uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators. Internal indicators consider the customer's history with Koin, credit scoring and risk profile, among others. In addition, Koin considers external information to enhance the scoring model and the decision-making process. The internal indicators and the external credit score are combined in a risk matrix, which is also used to price the loans based on the risk profile.
Our Payment Options
In addition to the payment options provided by our financial services segment, we also offer additional payment options.
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

Credit card customers can choose from a range of installment plan offers and terms from different financial institutions with which the travel customer holds or obtains a credit card. Many of these installment offers are interest-free for the customer. Installment plans allow customers to make larger purchases than they can otherwise make in a single payment. Approximately 49%, 43% and 46% of our prepaid transactions in 2023, 2022 and 2021 were paid in installments.

Banks bear the risk of fraud, delinquency or default by customers. When customers choose to finance their purchases, we typically receive payment under two scenarios: (i) full (complete) payment for our services within a short period of time after completion and confirmation of the purchase, regardless of the payment plan selected by the customer; or, (ii) we receive payment as installments become due, regardless of when the customer actually makes the scheduled payments.

Loyalty Program

Our Loyalty Program plays a pivotal role in fostering customer loyalty, exemplified by the success of our rewards programs, "Pasaporte Despegar" and "Pasaporte Decolar" as transactions with points redemptions grew from 2.1% in 2021, to 5.9% in 2022 and 10.4% in 2023. Customers accrue points when making purchases of travel-related products across all our sales channels. These accumulated points can be redeemed in future transactions, providing customers with valuable benefits and discounts.

Our loyalty program stands as a testament to our commitment to enhancing the customer experience. Through "Pasaporte Despegar" and "Pasaporte Decolar," we not only incentivize repeat business but also ensure that our customers feel appreciated and valued. The attractive benefits and discounts offered through our loyalty program serve as a compelling incentive for customers to choose our platform for their travel-related needs. This approach not only contributes to customer retention but also solidifies our position as a customer-centric brand dedicated to providing ongoing value to our loyal patrons.

Promotions and Sales

We employ a proactive approach in our marketing strategy, placing a strong emphasis on promotions that encompass discounts, holiday campaigns, and various financing options. By leveraging our technology-driven marketing initiatives, coupled with our extensive customer data and profound understanding of our clientele, we can dynamically optimize promotions on a daily basis. This proactive approach allows us to swiftly adapt to market trends and customer preferences as we continually refine our promotions, responding to real-time data insights. This integration of technology, customer knowledge, and strategic promotional tactics positions us as a market leader consistently enhancing our conversion rates.
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
Acquisitions

Our approach to acquisitions is strategically aligned with three key objectives that shape our vision and drive our expansion efforts:

Expansion of geographic reach: We prioritize acquisitions in key Latin American geographies, like Brazil, Mexico, and Colombia, to solidify our presence in high-growth markets.

Enhancement of service offerings: We target companies with complementary capabilities that broaden our service portfolio and strengthen our value proposition to customers.

Unlocking synergies: We actively pursue acquisitions that generate meaningful revenue and cost synergies by leveraging our technology platform to create a unified and advanced ecosystem.

Our successful past integrations demonstrate our ability to effectively integrate acquired companies into our platform, and we plan to continue this approach in the future.

In 2019, we acquired Viajes Falabella, a leading travel brand in Chile, Colombia and Peru and part of Falabella Group. With this transaction, we acquired not only a business specialized in travel packages, but also signed a strategic commercial alliance for 10 years with CMR Card and Falabella group. Our technology platform, travel content and marketing experience, allowed us during the last five years, to aggressively accelerate growth, while migrating sales to online and improving profits of this operation.

In 2020, we acquired Best Day, a leading travel agency in Mexico, with operations in other countries in Latin America. Best Day provides travelers with several product offerings, primarily travel packages, hotels and other travel-related products, through its online platforms, call centers and offline presence, and provides travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. Best Day offers these travel products and services through its brands “Best Day” and “BD Experience”. As part of the purchase price, we will be required to make a payment of an earnout for the benefit of certain sellers ranging from $0 to $20 million, based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the closing date. The earnout, if any, will be payable in cash on October 1, 2024.

In January 2022, we completed the acquisition of Koin. Koin is specialized in the consumer lending sector through its "Buy Now, Pay Later" solution, which offers financing to merchants’ customers, predominantly in the travel sector in Brazil. Koin, a pioneer in the "Buy Now, Pay Later" landscape in Latin America provides, through one single integration, a solution that allows customers to finance their transactions in installments, on a simple to use platform, with accessible interest rates and no bureaucracy, thereby allowing them to have a higher purchasing power with limited requirements. Our acquisition of Koin adds to our value proposition as we expand the alternatives for our customers to purchase travel products with a payment option that doesn’t require a credit card or bank account.

In July 2022, we completed the acquisition of a 51% ownership stake in Stays.net ("Stays"), Brazil’s leading vacation rental channel manager. Created in 2016, Stays currently offers a complete all-in-one solution (Channel Manager, Property Management System, ERP and integrated E-Commerce booking system) to vacation property managers and owners in Latin America, giving us the opportunity to grow our vacation rental offering within Brazil as well as other key geographies in Latin America.

In June 2022, we acquired TVLX Viagens e Turismo S.A. ("Viajanet"), one of the leading online travel agencies in Brazil. Viajanet primarily operates in Brazil and the acquisition of Viajanet constitutes another step in our regional consolidation strategy to enable us to deploy more of Despegar’s higher-margin non-air inventory through a new brand and its customer base while strengthening the team in Brazil.

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

Our competitors include global OTAs with presence in Latin America, as well as travel metasearch sites; search websites and apps, and e-commerce and group buying websites and apps; alternative accommodation and vacation rental businesses; local offline travel agency chains and tour operators; and smaller online travel agencies lacking a pan-regional presence.
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
Seasonality
See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

Human Capital Management

People, Company Culture and Total Rewards

Despegar is driven by a mission to broaden horizons and create lasting memories through unforgettable travel experiences. We achieve this by attracting and nurturing top talent across Latin America and the United States, fostering a diverse team of, as of December 31, 2023, over 4,500 professionals. Leveraging vast data and cutting-edge technology to design unparalleled travel experiences, we design unparalleled travel experiences.

We are committed to exceeding expectations. We support our team's growth through opportunities, benefits that ignite their passion for travel and well-being, and competitive salaries. We stand out in the intense competition for talent by offering a unique chance to enhance lives through travel, connecting cultures, and making exploration accessible. Our commitment to this vision fuels our dedication to attracting and retaining exceptional individuals by providing competitive salaries, comprehensive healthcare, wellness initiatives, generous parental leave, volunteer time off, a transportation program, onsite medical services, and more.

Acknowledging the shift towards more flexible work arrangements, we continually adapt to foster a dynamic, effective, and satisfying work environment. Our transition to a hybrid model has been met with enthusiasm, underpinned by popular programs like our work-from-anywhere policy, which embodies our belief in the transformative power of travel.

To attract the market's top talent, we've implemented several enduring recruiting initiatives. A prime example is our "Jovenes de Alto Vuelo" (JAV) Program, which has been successfully running for over 15 years. This initiative targets high-potential, IT-savvy candidates, offering them extensive in-house training before they join our developer team. The JAV Program's reputation for excellence is well-established, marked by its rigorous selection process. In 2023, only 35 candidates were chosen from a pool of more than 17,000 applicants, highlighting its highly competitive nature.

Diversity, Equity and Inclusion

Our organization thrives on diversity. We believe a rich tapestry of diverse individuals, each with unique perspectives, fuels innovation, excellence, and empathetic, agile decision-making. Our mission goes beyond coexistence. We actively promote creativity, inclusivity, and innovation by fostering an environment where diverse practices and behaviors flourish. We are committed to equal opportunities for all, grounded in meritocratic principles.

Diversity: We celebrate a broad spectrum of diversity, including ethnicity, sexuality, age, gender identity, religious beliefs, nationality, physical abilities, socioeconomic backgrounds, and more. These differences are our strength, fueling innovation and enriching our team.

Equal Opportunities: We champion equal opportunities for growth and development for every member of our organization. Meritocracy is at our core, ensuring advancement and recognition based solely on individual achievements and contributions.

Non-Discrimination: Respect and awareness are our cornerstones. We foster a culture that appreciates diverse backgrounds and perspectives that enrich our team. Our dialogue and interactions are marked by an appreciation for this diversity, fostering a workplace where discrimination has no place.

Environmental Matters

We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We are always looking for opportunities to decrease our carbon footprint and our carbon reduction measures currently are focused mainly on reducing energy consumption and improving energy efficiency at our headquarters.

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

Regulation
Regulations Related to the Travel Industry

We are subjected to some specific laws and regulations, which affect the travel industry and our travel suppliers in the jurisdictions in which: (i) we operate; (ii) our travel customers reside and/or their trip destinations. And, to promote and sell tickets for international airlines companies, we are also required to be accredited by the International Air Transport Association (“IATA”). Below are some of the laws and regulations that we are currently subject to.

Brazil

As an Online Travel Agency (“OTA”), we are obliged to be registered before the Ministry of Tourism (CADASTUR) and we are subjected to the: (i) Law No. 11,771/2008, which regulates the National Tourism Policy and defines the responsibilities of the federal government in planning, developing and stimulating the tourism sector; (ii) Decree No. 7,381/2010, which regulates Law No. 11,771/2008; (iii) Ordinance No. 38/2021 from the Ministry of Tourism, which establishes the CADASTUR, the CADASTUR’s consulting committee and regulates other measures; and, (iv) Law No. 12,974/2014, which regulates the activities of tourism agencies.

As an OTA, we are also subjected to the (i) Law No. 12.965/2014, which regulates and establishes principles, guarantees, rights and duties for the use of the Internet in Brazil; and (ii) Decree No. 8,771/2016, which sets forth security standards to be complied with by internet connection and application providers (online platform operators) when storing personal data.

Since August 2018, when the Brazilian General Data Protection Law (Law No. 13,709/2018 – “LGPD”) was enacted, we have been subjected to the LGPDs proceedings. The LGPD is applicable to any individual or legal entity governed by public or private law processing personal data (i) in the Brazilian territory; or (ii) for the purposes of offering or supplying goods or services or treating information of data subjects located in Brazil; or (iii) if personal data has been collected in the Brazilian territory.

We are also subjected to the (i) the Brazilian Federal Constitution; (ii) Law No. 10,406/2002 (Brazilian Civil Code); and, (iii) Law 8.078/90, which provides for consumer protection and other measures. Those laws rule the commercial, civil and consumer relationships, as well as the agreements related to them.

Regarding the regulations related to taxation, we are beneficiaries of the tax benefit of the Law No. 14,537/23, which withholding income tax on remittances to cover travel expenses of Brazilian individuals abroad. The withholding income tax rate levied on the amounts paid, credited, delivered, employed or remitted to an individual or legal entity residing or domiciled abroad, destined to cover personal expenses, abroad, of individuals residing in Brazil, on tourist, business, service or training trips or on official missions, up to the limit of R$ 20,000.00 (approximately $3,800) per month, was reduced to: (i) 6%, from January 1, 2023 to December 31, 2024; (ii) 7%, from January 1, 2025 to December 31, 2025; (iii) 8%, from January 1, 2026 to December 31, 2026; and (iv) 9%, from January 1, 2027 to December 31, 2027. We are also beneficiaries of the tax benefit of the Law No. 14,148/2021, which established several emergency actions by the government to offset the economic effects of the COVID-19 pandemic for the tourism and events sector (“Programa Emergencial de Retomada do Setor de Eventos y Turismo” or "PERSE"). Benefits include for a 60-month period a 0% rate for corporate income taxes (Corporate Income Tax “IRPJ” and Social Contribution on Net Income “CSLL”) and a 0% rate on federal gross revenue taxes (Contribution to the Social Integration “PIS” and Contribution to Social Security Financing “COFINS).

Mexico

We are obliged to be registered before the National Tourism Registry, as ruled by the Decree dated June 26, 2015. The local regulations are comprised of: (i) General Tourism Law and its regulations, which regulate tourism, as well as the processes derived from the activities carried out by the people during their trips and temporary stays in places other than their usual environment, with leisure purposes and other reasons; (ii) the resolutions issued by the Ministry of Tourism; and (iii) the Federal Consumer Protection Law and its regulations, which promote and protect consumer rights and culture and seek the equity, certainty and legal security between suppliers and consumers.

We are also subjected to the Federal Law on Protection of Personal Data Held by Private Parties, which was published in the Official Gazette of the Federation on July 5, 2010. This law regulates, among other things, the type of information that can be collected, and how such information can be used. In addition, the Federal Consumer Protection Law includes various rights and obligations regarding transactions carried out through electronic and other means. Although it is not mandatory, we also implemented the Mexican Standard NMX-COE-001-SCFI-2018, which provides a list of recommendations with the best electronic commerce practices, including data security and protection.

Regarding tax and labor laws and regulations, we are also subjected to: (i) a decree, enacted on April 23, 2021, which has a purpose of banning the subcontracting regime (“outsourcing services”) and in case of failure to comply with it could result in significant penalties, including the potential characterization of tax fraud; and (ii) the Income Tax Law, Value Added Tax Law and Federal Fiscal Code, which became effective as of September 1, 2021. Those laws implemented significant modifications to outsourcing services: (i) the Federal Labor Law generally prohibits outsourcing services; (ii) an exception is created to allow for the rendering of specialized services or the execution of special projects that are not within the corporate purpose stated in the incorporation documents or are not part of the primary economic activity of the service recipient (“specialized services”) so long as the service provided is duly registered; and (iii) entities that provide specialized services must comply with a new registration procedure with the Ministry of Labor and Social Welfare.
Uruguay
We operate as a free trade zone user of the Zonamerica Free Trade Zone in Montevideo, Uruguay (the “Free Trade Zone”), under Law No. 15,921 and its corresponding regulations. No domestic Uruguayan tax applies in the Free Trade Zone, except for social security contributions for any Uruguayan employees. No social security contributions are required for non-Uruguayan employees, so long as they do not exceed 25% of the personnel working in the facility located in the Free Trade Zone. In addition, the inflow of goods and services to the Free Trade Zone, as well as their outflow abroad, are tax exempt. The movement of goods and services into a Free Trade Zone from a non-Free Trade Zone Uruguayan territory is treated as an export and therefore also exempt from VAT and the Specific Internal Tax (Impuesto Específico Interno or

“IEI”). On the other hand, if goods are introduced into a non-Free Trade Zone Uruguayan territory from a Free Trade Zone, the corresponding import tax will apply. Exporting services from a Free Trade Zone to a non-Free Trade Zone Uruguayan territory is generally prohibited with certain exceptions for operations with related parties. By law, the Uruguayan state is liable for damages if the tax exemptions, benefits and rights of users of Free Trade Zones granted pursuant to the law are not fulfilled during the term of their contracts.
Argentina

Travel agencies in Argentina are currently undergoing a recent regulatory change due to the amendments implemented by the Administration through Decree No. 70/2023. Through the decree, the Administration repealed Law No. 18,829 which regulated the activities of travel agencies, affecting mainly the need for a license to operate and certain penalties.

Travel agencies remain subjected to the: (i) Law No. 25,997 and its applicable regulation which governs the development and promotion of tourism in Argentina; (ii) resolutions issued by the former Ministry of Tourism and Sports; and (iii) Law No. 24,240 (the “Consumer Protection Law” or "CPL") as amended, which sets forth the provisions for the protection of consumers.

Regarding the e-commerce laws, we are subject to the: (i) Resolution No. 104/05 adopted by the former Secretary of Technical Coordination under the former ministry of Production and the Argentine Consumer Protection Agency, which establishes certain information requirements for internet providers; (ii) Law No. 25,326, which mandate the registration of databases with the Data Protection Agency and regulate, among other things, the type of information that can be collected, and how such information can be used; and, (iii) the Consumer Protection Law sets forth certain rules and principles designed to protect consumers, with the goal of mitigating the asymmetry between consumers and companies.

Regarding the regulations related to taxation, since 2013 we have been the beneficiary of a partial tax exemption, applicable until January 31, 2029, under Buenos Aires Municipal Laws No. 2,972 and 6,392, which include, among others, the turnover tax reduction. This benefit implies the reduction, from the turnover tax, of any revenue directly connected to services performed through software applied to e-commerce that are performed within the designated technology district located in Parque Patricios in the city of Buenos Aires.

We are also beneficiaries of the Knowledge-based Economy Promotional Regime, established by Law No. 27,506, enacted on June 10, 2019 (also known as the “Knowledge Law”), and its regulatory Decree No. 1034/2020 (as amended and supplemented). The Knowledge Law allows companies that were already benefiting from the software development law to apply for tax benefits under the law. This tax benefit will be in place from January 1, 2020 through December 31, 2029, and shall grant (i) a reduction of the income tax up to 60% (60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the Knowledge-based Economy Promotional Regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). The tax credit may be used within 24 months from its issuance date (this period can be extended for an additional 12 months in certain cases) to offset federal taxes, such as VAT (excludes income tax).

On January 14, 2022, the Under Secretariat of Knowledge Economy issued the Disposition 33/2022 by which our Argentine subsidiary Despegar.com.ar S.A. obtained the registration in the National Registry of Beneficiaries of the Knowledge-based Economy Promotional Regime, created by Article 3 of Law No. 27,506, as amended. Tax benefits granted pursuant to the promotional regime to Despegar.com.ar S.A. were retroactive to January 1, 2020 .

Regarding the Corporate Income Tax Reform, in June 2021, the Law 27,630 was enacted, which increased the corporate income tax rate for tax years beginning January 1, 2021, and onwards. The law replaced the 30% fixed tax rate with a progressive tax scale that applied as follows: a) for accumulated net taxable income up to $5 million Argentine Pesos, a 25% tax rate on accumulated net taxable income; b) for accumulated net taxable income from $5 million Argentine Pesos to $50 million Argentine Pesos, a tax payment of $1.25 million Argentine Pesos plus a 30% tax rate on accumulated net taxable income exceeding $5 million Argentine Pesos; c) for accumulated net taxable income exceeding $50 million Argentine Pesos, a tax payment of $14.75 million Argentine Pesos plus a 35% tax rate on accumulated net taxable income exceeding $50 million Argentine Pesos. The mentioned thresholds are subject to inflation adjustment from 2022 onwards. In addition, the Law 27,630 permanently extended the 7% withholding tax currently in force to dividend distributions.

The Argentine tax authorities enacted the Reverse Withholding Tax for an Inclusive and Solidarity Argentina (PAIS) and some General Resolutions, which tax is imposed at a rate of 30% on: (i) the purchases by Argentinean residents of foreign services through credit and debit cards; (ii) services to be provided outside Argentina, contracted through Argentine travel and tourism agencies (wholesale or retailers); and, (iii) the acquisition of international passenger transport services (by land, air, aquatic and road). Furthermore, three General Provisions were enacted (General Resolution No. 4815/2020, 5232/2022 and 5272/2022), which, last one (General Provision 5272/2022) imposed an additional reverse withholding tax applicable on same transactions by Argentine residents at a 25% tax rate. Furthermore, the General Resolution No. 4815/2020 -and its amendments- imposed an additional reverse withholding tax applicable on same transactions by Argentine residents at a 30% tax rate (the rate currently in force).
Regulations Related to Foreign Currency and Exchange Rates
There are also laws and regulations that address foreign currency and exchange rates in many of the countries in which we operate. In some of them, we need governmental authorization to pay invoices to a foreign supplier or send money abroad due to foreign exchange restrictions. See “Item 3. Key Information — D. Risk Factors—Risks Related to Latin America—We are subject to significant foreign currency exchange controls in certain countries in which we operate.” and "Item 10. Additional Information — D. Exchange Controls."
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
As of December 31, 2023 and 2022, we have reserved an amount of approximately $8.5 million and $8.8 million to cover for probable losses, respectively.
We are not currently party to any legal, arbitration or administrative proceedings that, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition and results of operation, other than as set forth below.
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
In June 2018 the Consumer Defense Office of the Department of Justice issued a decision against Decolar and condemned it to pay a fine in the amount of R$7.5 million (approximately US$1.5 million) , on the grounds of alleged geopricing and geoblocking practices and obligated Decolar to cease such practices. Although we received an unfavorable decision at the administrative level, we have filed a claim seeking to declare the fine null and void. We currently are in the discovery stage in that proceeding.
In addition, in January, 2022, the Consumer Defense Office issued another fine against Decolar in the amount of R$1.2 million. Decolar disputed the fine in the administrative level and received an unfavorable decision. Decolar then filed a claim against that Office in order to declare the fine null and void. The first instance decision was favorable to Decolar, which has declared null and void the fine imposed. The Consumer Defense Office could appeal the first instance decision.
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

C. Organizational Structure
Despegar.com, Corp. is a holding company organized in the British Virgin Islands, which owns, directly or indirectly, all of our operating subsidiaries. The diagram below depicts the organizational structure of our key subsidiaries as of April 10, 2024:

Despegar.com, Corp. (BVI)
7%
Koin (BVI) Limited
100%
Ruotej S.A. (Uruguay)
100%
Ruselmy S.A. (Uruguay)
+99,9% -0,1% Decolar.com, Inc
Xirex Contigo S.A.P.I. de C.V. SOFOM, E.N.R. (México)
100%
DFinance Holding Ltda. (Brazil)
100%
Koin A. de Cartões e Meios de Pagamentos S.A. (Brazil)
100%
93%
Decolar.com, Inc. (USA)
51%
49% Juan Diaz Infante
Dominicana Experience DMC, SRL (Dominican Rep.)
+99%
-1% Juan Diaz Infante
Gray Line Excursiones y Transporte Turístico Dominicano S.R.L. (Dominican Rep.)
+99.9 %
-0.01% Rivamor S.A.
Viajes Beda, S.A. de C.V. (Mexico)
49%
51% Grupo Aeroméxico, S.A.B de C.V.
AM BD GP JV, S.A.P.I. de C.V. (Mexico)
100%
Click Hoteles.com, LLC (USA)
100%
South Net Turismo S.A.U. (Argentina)
100%
Jamiray International S.A. (Uruguay)
100%
South Net Chile SpA.
(1)
+99,9%
-0,01% Rivamor S.A.
Transportu rist S.A. de C.V. (Mexico)
80,20%
Despegar. com.ar S.A. (Argentina)
19,80%
100%
Decolar. com Ltda. (Brazil)
+99,9997%
Despegar. com México, S.A. de C.V.
-0,0002%
-0,00003%
100%
Despegar.com USA, Inc.
+99%
Despegar. com Perú S.A.C.
-1%
+99%
DespegarEcuador S.A.
-1%
100%
Rivamor S.A. (Uruguay)
+99%
Satylca S.C.A. (Uruguay)
-1%
100%
Badurey S.A. (Uruguay)
100%
Holidays S.A. (Uruguay)
100%
Despegar Colombia S.A.S.
100%
Despegar.com Chile SpA.
51% (*)
Stays S.A. (Brazil)
(*)
Till Pupak: 4.87%
Sven dos Santos: 26.86%
Pushok Brasil Participações Ltda. 17.27%
100%
Servicios Online 3351 de Venezuela, C.A.
+99%
-1%
Travel Reservations S.R.L. (Uruguay)
References:
Travel agency
Holding company
Koin business
Dormant

(1) In liquidation.

D. Property, Plant and Equipment
The following table shows the location of our significant leased offices and customer service centers, and the term of the leases agreements under which they operate.

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Tortola, British Virgin Islands	Headquarter of Despegar.com, Corp.	Commerce House, Wickhams Cay 1, Road Town	20	12/31/2024
Buenos Aires, Argentina	Argentina operation and regional functions	Av. Corrientes 800, City of Buenos Aires	1,240	04/18/2026
Santiago, Chile	Chile operation	Cerro El Plomo 6000, office 401, Las Condes	440	09/25/2027
Bogotá, Colombia	Colombia operation and customer service center	Calle 26 No. 92 – 32, Bogotá D.C.	485	01/18/2026
Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	1,392	03/31/2026
Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajaú 219	2,862	05/14/2028
Sao Paulo, Brazil	Brazil operation (Koin)	Av. Paulista 2421, 13th floor, Bela Vista	538	12/31/2028
Ciudad de Mexico, Mexico	Mexico operation	Av de los Insurgentes Sur 1457, , 17th floor, office 17-2, Insurgentes Mixcoac, Benito Juarez, Ciudad de Mexico	255	09/30/2025
Ciudad de Cancún, Mexico	Quintana Roo	Av. Bonampak Sm 10 Mz 2 Lote 7	2,333	03/31/2025
Playa del Carmen, Mexico	Mexico operation	Lote 11, Manzana 318, Zona 1, Playa del Carmen , Quintana Roo	88	03/31/2025
Lima, Peru	Peru operation	Av. Ricardo Rivera Navarrete 495, San Isidro	643	04/30/2026
We also own an approximately 2,077 square meter facility at Avenida Jujuy 2013 in the Parque Patricios technology district of Buenos Aires, Argentina, which houses part of our Argentina operations. We also own a 303 square meter facility at Sanchez de Loria 2395, 4 Floor, also in the Parque Patricios technology district of Buenos Aires, which we intend to sell.
As part of our Mexican operations, Best Day rents approximately 116 small kiosks, mainly in hotels and shopping centers, which house part of our sales operations and approximately 92 vans for providing transportation to customers who contract destination services, and we also rent spaces for transport storage. As part of our Viajes Falabella operation, we rent approximately 50 locations under our Viajes Falabella brand. As part of our Brazilian and Argentine expansion strategy, in 2023, we entered into leasing agreements for our new stores under the Despegar and Decolar brands.
Our properties are geographically distributed to meet our regional operating requirements, and none of our properties are individually material to our business operations. Many of our leases have an option to renew, and we believe that we will be able to successfully renew expiring leases agreements on terms satisfactory to us if needed. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed. We continue to review the location of our offices and from time to time may change locations to a place where we better address the needs of our employees, customers and business. In 2023 some lease agreements were terminated and/or amended to reduce the area subject to the lease (square meters).
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

For the years ended December 31, 2023 and 2022, all of our loans receivable were originated to consumers in Brazil. As of
December 31, 2023 and 2022, 88% and 61% of loans receivable, respectively, were originated to consumers seeking to buy travel products and services in our Brazilian travel subsidiary, Decolar, and the remaining comprised loan receivable originated to consumers seeking to buy products with other merchants. See Note 10 to our consolidated financial statements for additional information.

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
In 2023, 36.5%, 61.9% and 1.6% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively. In 2022, 40.1%, 59.1% and 0.8% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively. In 2021, 36.7%, 63.1% and 0.2% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively.
For the years ended December 31, 2023, 2022 and 2021, we generated:
•consolidated net revenue of $706.0 million, $538.0 million, and $322.8 million;
•consolidated operating income/(loss) of $64.2 million, $(1.8) million and $(95.9) million;
•consolidated net income/(loss) attributable to Despegar.com, Corp. of $24.5 million, $(68.5) million and $(104.6) million, respectively;
•consolidated Adjusted Segment positive/(negative) EBITDA attributable to our Air segment of $13.2 million, $18.0 million and $(21.5) million;
•consolidated Adjusted Segment positive/(negative) EBITDA attributable to our Packages, Hotels and Other Travel Products segment of $103.2 million, $42.3 million and $(4.8) million;
•consolidated Adjusted Segment (negative) EBITDA attributable to our Financial Services segment of $(0.8) million, $(18.3) million and $(13.8) million; and
•total consolidated positive/(negative) Adjusted EBITDA of $115.5 million, $41.9 million and $(40.1) million.
Trends
We believe that our results of operations and financial performance will be driven primarily by the following trends:
•Growth in and Retention of our Traveler Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. During the 2023, 2022 and 2021, approximately 55%, 57% and 53%, respectively, of our travel customers had completed previous purchases on our platform.
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

•Shift to Mobile Transactions and Technology Development: At its inception Despegar led the travel industry in Latin America by enabling convenient, secure, and credit-based ticket purchases from the comfort of one's home, a service previously unavailable through traditional agencies or directly from the airlines. In essence, Despegar was first in Latin America to bring accessibility to the forefront and later extended this business concept to other travel verticals and geographies in the ensuing years. Later as travel websites became increasingly common and as smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real-time travel offerings, compare prices and make purchases through their mobile devices. During 2023, 2022 and 2021, mobile accounted for approximately 76%, 73% and 72%, respectively, of all of our user visits, and approximately 54%, 50% and 48% of our transactions were completed on our mobile platform for 2023, 2022 and 2021, respectively, complementing our desktop website traffic. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings. In addition, as technology keeps advancing, we continue to lead through innovation and technology, most recently leveraging Large Language Models to launch the regions first travel assistant powered generative Artificial Intelligence
•Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real-time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real-time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2022, our selling and marketing expenditures increased $69.9 million, or 73.3% as compared to 2021, given that during the calendar year 2021, due to the COVID-19 pandemic, we implemented our cost-savings measures to reduce our selling and marketing expenses significantly. During 2023, our selling and marketing expenditures increased $55.2 million, or 33.4%, as compared to 2022.
Recent Acquisitions
The comparison of our results of operations for 2023, 2022 and 2021 are affected by the timing and size of our consolidated acquisitions.
We did not complete any acquisitions during our fiscal year 2023. From time to time, we may consider acquisition or disposition of assets as may be decided by management.
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
See Note 3 to our consolidated financial statements for additional information on each of these policies. We discuss information about the nature and rationale for our critical accounting estimates below.
Recoverability of Goodwill, Indefinite Lived Intangible Assets and Disposal group classified as held for sale
Goodwill. We assign goodwill to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to it carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
We compared the fair value of the reporting units to their carrying values. The fair value estimates for all reporting units were based on a weighted-probability analysis of the present value of future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing long-term growth rates and discount rates applied to the cash flow projections. The significant assumptions used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, and implied risk premiums based on market prices of our equity and debt as of the assessment dates. We believe the discounted cash flows is the best method for determining the fair value of our reporting units because it is one of the most common valuation methodologies used within the travel and internet industries.
Indefinite-Lived Intangible Assets. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trademarks and domains, using the relief-from-royalty method. Our significant assumptions include: our forecasted revenues and the royalty rate method assumes that the trademarks and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.

Goodwill Impairment Testing
As of December 31, 2023, we had an aggregate amount of goodwill of $150.8 million, of which $32.4 million relates to our Air segment, $111.9 million relates to our Packages, Hotels and Other Travel Products segment and $6.4 million to our Financial Services segment.
We test goodwill for impairment at the reporting unit level and the tests are performed as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. We compared the fair value of the reporting units to their carrying values. The fair value estimates of the reporting units are based on the present value of their future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing long-term growth rates and discount rates applied to the cash flow projections. The significant assumptions used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.

As of December 31, 2023, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill.

Based on our analysis, we concluded that the estimated fair value for each of our reporting units, as of December 31, 2023, was reasonable. In each case, the estimated fair value exceeded the respective carrying value. We concluded that the goodwill assigned to each reporting unit, as of December 31, 2023, was not impaired and that neither reporting unit was at risk of failing the goodwill impairment test as prescribed under U.S. GAAP.

2022 and 2021 Impairment Assessments

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

During 2021, due to the severe and persistent negative effects that COVID-19 had on global economies, the travel industry, and our business, as well as the uncertainty and high variability in anticipated versus actual rates of recovery, in addition to our annual assessment in December 2021, we deemed it necessary to perform various interim assessments of goodwill throughout 2021. As a result of these assessments, we recognized goodwill impairment charges of $4.2 million during 2021, for certain of our reporting units.

The estimation of fair value reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth (gross bookings and net revenues), the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of our control, such as the discount rate. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate fair value. Future events and changing market conditions may lead us to re-evaluate the assumptions reflected in the current forecasts, which may result in a need to recognize goodwill impairment charges that could have a material adverse effect on our results of operations.

Disposal group classified as held for sale assets
We have recognized a $4.5 million non-cash loss on disposal as of December 31, 2023 (presented within “Other operating expenses, net” in the Consolidated Statement of Operations) after comparing the carrying amount of net assets held for sale and its corresponding fair value less cost to sell at year-end. Goodwill allocated to the disposal group (totaling $3.7 million) has been written-off. (See Note 32 to our consolidated financial statements for additional information).
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

As of December 31, 2023, we had a valuation allowance on certain foreign net operating losses and foreign tax credits based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our “Income tax expense” line in our consolidated income statement.
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
Operating and Financial Metrics
Our operating results are affected by certain operating metrics, such as number of transactions and gross bookings, which we believe are necessary for understanding and evaluating our company. We also regularly review the following key financial metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions:

	Year Ended December 31,
	2023	2022	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	4,006	2,992	33.9
Mexico	1,648	1,614	2.1
Argentina	1,433	1,157	23.9
Other	1,992	2,551	(21.9)
Total number of transactions	9,079	8,314	9.2
By segment
Air	4,379	4,293	2.0
Packages, Hotels and Other Travel Products	4,668	3,938	18.5
Financial Services	32	83	(61.4)
Total number of transactions	9,079	8,314	9.2
Gross Bookings
By country
Brazil	2,142,972	1,383,550	54.9
Mexico	1,022,208	836,236	22.2
Argentina	1,268,331	845,415	50.0
Other	1,280,850	1,209,405	5.9
Total gross bookings	$5,714,361	$4,274,606	33.7
Gross Bookings, net
By country
Brazil	2,142,972	1,383,550	54.9
Mexico	1,022,011	836,236	22.2
Argentina	836,236	641,930	30.3
Other	1,280,851	1,209,405	5.9
Total gross bookings, net	$5,282,070	$4,071,121	29.7
Total Payment Volume
By country
Brazil	78,024	75,686	3.1
Total payment volume	$78,024	$75,686	3.1
Financial Metrics
Consolidated revenues	$706,040	$537,972	31.2
Consolidated operating income/(loss)	$64,239	$(1,753)	(3,764.5)
Consolidated net income/(loss) attributable to Despegar.com, Corp.	$24,490	$(68,521)	(135.7)
Consolidated Adjusted EBITDA (unaudited)	$115,547	$41,932	175.6
Consolidated Adjusted positive/(negative) Segment EBITDA:
Air	$13,172	$17,953	(26.6)
Packages, Hotels and Other Travel Products	$103,172	$42,257	144.2
Financial Services	$(797)	$(18,278)	(95.6)

	Year Ended December 31,
	2022	2021	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	2,992	2,134	40.2
Mexico	1,614	1,849	(12.7)
Argentina	1,157	729	58.7
Other	2,551	2,097	21.6
Total number of transactions	8,314	6,809	22.1
By segment
Air	4,293	3,570	20.3
Packages, Hotels and Other Travel Products	3,938	3,224	22.1
Financial Services	83	15.00	NM
Total number of transactions	8,314	6,809	22.1
Gross Bookings
By country
Brazil	1,383,550	642,081	115.5
Mexico	836,236	697,113	20.0
Argentina	845,415	391,580	115.9
Other	1,209,405	794,136	52.3
Total gross bookings	$4,274,606	$2,524,910	69.3
Gross Bookings, net
By country
Brazil	1,383,550	642,081	115.5
Mexico	836,236	697,113	20.0
Argentina	641,930	336,345	90.9
Other	1,209,405	794,136	52.3
Total gross bookings, net	$4,071,121	$2,469,675	64.8
Total payment volume
By country
Brazil	75,686	30,412	148.9
Total payment volume	$75,686	$30,412	148.9

Financial Metrics
Consolidated revenues	$537,972	$322,843	66.6
Consolidated operating loss	$(1,753)	$(95,888)	(98.2)
Consolidated net loss attributable to Despegar.com, Corp.	$(68,521)	$(104,628)	(34.5)
Consolidated Adjusted positive/(negative) EBITDA (unaudited)	$41,932	$(40,105)	(204.6)
Consolidated Adjusted Segment positive/(negative) EBITDA:
Air	$17,953	$(21,536)	(183.4)
Packages, Hotels and Other Travel Products	$42,257	$(4,770)	(985.9)
Financial Services	$(18,278)	$(13,799)	32.5
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
Gross Bookings, net
Gross Bookings. net is an operating measure that represents our gross bookings net of withholding taxes on international trips in Argentina.
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
We calculate Adjusted Segment EBITDA with respect to each segment, as our net income (loss) for the year adjusted for (1) income tax expense/(benefit); (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges. See note 22 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.
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
We calculate Consolidated Adjusted EBITDA as net income/(loss) for the year adjusted for (1) income tax expense/(benefit); (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges.
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
The table below provides a reconciliation of our consolidated net loss to Consolidated Adjusted EBITDA.

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Consolidated net income/(loss)	$24,490	$(68,521)	$(105,865)
Add (deduct):
Financial results, net	36,633	45,459	10,207
Income tax expense/(benefit)	3,116	21,309	(230)
Depreciation and amortization expense	36,510	36,003	34,205
Impairment charges	—	—	5,106
Stock-based compensation expense	3,454	7,292	12,338
Restructuring, reorganization and other exit activities charges	11,344	—	4,041
Acquisition-related expenses	—	390	93
Consolidated Adjusted positive/(negative) EBITDA (unaudited)	$115,547	$41,932	$(40,105)
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
Under the pre-pay/merchant model, we provide travelers access to book hotel rooms, airline seats, car rentals and destination services through our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers. Travel suppliers generally bill us for travel products sold within a 12-month period from the check-out date. We recognize breakage incremental revenue from unbilled amounts when the period expires. Our revenues under the prepay/merchant model represented 87.8%, 85.0% and 83.9% of our total consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.
Under the pay-at-destination/agency model, travelers pay the travel supplier directly at the destination and travel suppliers pay us our earned commissions at a later date, generally after checkout. Our revenues under the pay-at-destination model represented approximately 1.8%, 2.1% and 1.7% of our total consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have a contract with Expedia and its affiliates to offer through our platform hotel and other lodging products. The contract establishes agreed payment terms. In each of the years 2023, 2022 and 2021, 7.6%, 7.1% and 7.5% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions— Relationship with Expedia” and Note 24 of our audited consolidated financial statements. Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with travel suppliers; however, we cannot assure you that we will not experience more volatility in the future.

We also earn revenues as a result of offering financing to our travel customers and certain non-travel customers, primarily in Brazil. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rate. Our revenues represented approximately 1.3%, 0.8% and 0.2% of our total consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.
Major Sources of Revenue
Commissions and Service Fees
We facilitate the sale of travel products and services from our travel suppliers to travelers and travel agencies. We generally receive commissions in consideration for these facilitation services. Generally, we charge a service fee to travelers, although this may vary depending on marketing strategies. We do not provide significant post-booking services to travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e., modifications to the original terms of the reservations) as new bookings. Accordingly, we may charge a new booking fee and administrative fees for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.
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
Our revenue from commissions and service fees represented 86.0%, 84.7% and 83.1% of our total consolidated revenues for 2023, 2022 and 2021, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or Global Distribution Services providers when we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case basis.
Incentive fee revenues represented 6.1%, 7.4% and 8.9% of our total consolidated revenues for 2023, 2022 and 2021, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Advertising revenues represented approximately 2.9%, 3.0% and 3.2% of our total consolidated revenues for 2023, 2022 and 2021, respectively.

Destination Services
We offer tours, activities and transportation services to travelers through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a net basis for most of destination services transactions.
Our destination services represented approximately 3.6%, 2.6% and 2.5% of our total consolidated revenues for 2023, 2022 and 2021, respectively.
Interest Revenue
We earn revenues as a result of offering financing to our travel customers and certain non-travel customers, through our financial intermediation processing service and fraud prevention service. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rates. In addition, during 2023 we have expanded our fraud prevention services.

Interest revenue represented less than 1.3%, 0.8% and 0.2% of our total consolidated revenues for 2023, 2022 and 2021, respectively.
Others
Others includes breakage and loyalty revenues. Our other revenues sources are not material.
We operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such as bank co-branded credit cards. Loyalty points can be redeemed for free or discounted travel products.
For loyalty points earned through travel product purchases, we apply a relative selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. In 2023, we started to apply an estimated future breakage rate of rewards points generated to calculate the relative standalone selling price for loyalty points based on our historical data of twelve months feedback.
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
Cost of Revenue
Cost of revenue consists of: (1) credit card processing fees; (2) fees that we pay to banks relating to the travel customer financing installment plans that we offer; (3) costs of operating our fulfillment center, customer service and risk management; (4) costs borne by us as a result of credit card chargebacks, including those related to fraud; (5) specific costs related to funding our financial services business; (6) claims against us under consumer protection laws; (7) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and sales taxes (which are deducted from our revenue); (8) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue; (9) depreciation of property and equipment related to our operation; (10) credit loss expense; and (11) other various costs.
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
Other operating expense, net
Other operating expense, net for the year ended December 31, 2023 is related to the recognition of a non-cash loss on disposal after comparing the carrying amount of net assets held for sale and its corresponding fair value less cost to sell at year-end.
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
Comparison of Results of Operations 2023 to 2022

	Year Ended December 31,
	2023		2022
	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$706,040	100.0	$537,972	100.0	31.2
Cost of revenue	(228,938)	(32.4)	(182,898)	(34.0)	25.2
Gross profit	$477,102	67.6	$355,074	66.0	34.4
Operating expenses
Selling and marketing	$(220,361)	(31.2)	$(165,150)	(30.7)	33.4
General and administrative	(77,766)	(11.0)	(101,521)	(18.9)	(23.4)
Technology and product development	(109,130)	(15.5)	(89,992)	(16.7)	21.3
Impairment of long-lived assets and goodwill	—	—	—	—	—
Other operating expense, net	(4,546)	(0.6)	—	—	NM
Total operating expenses	$(411,803)	(58.3)	$(356,663)	(66.3)	15.5
Loss from equity investments	(1,060)	(0.2)	(164)	0.0	546.3
Operating income (loss)	64,239	9.1	(1,753)	(0.3)	(3,764.5)
Financial results, net	(36,633)	(5.2)	(45,459)	(8.5)	(19.4)
Income (loss) before income taxes	$27,606	3.9	$(47,212)	(8.8)	(158.5)
Income tax (expenses)/benefit	(3,116)	(0.4)	(21,309)	(4.0)	(85.4)
Net income (loss) for the year	$24,490	3.5	$(68,521)	(12.7)	(135.7)
Net income attributable to redeemable non-controlling interest	—	—	—	—	—
Net income (loss) attributable to Despegar.com, Corp.	$24,490	3.5	$(68,521)	(12.7)	(135.7)
______________
Note: “NM” denotes not meaningful.
Consolidated Revenues
The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2023		2022
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$257,649	36.5	$215,782	40.1	19.4
Packages, Hotels and Other Travel Products	437,010	61.9	317,748	59.1	37.5
Financial Services	40,912	5.8	12,247	2.3	234.1
Intersegment eliminations	(29,531)	(4.2)	(7,805)	(1.5)	278.4
Total revenue	$706,040	100.0	$537,972	100.0	31.2

The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2023	2022
	(in thousands)
Commissions and service fees	$607,251	$455,790
Incentives	42,998	39,859
Advertising	20,594	16,166
Destination services	25,116	14,071
Interest revenue	9,272	4,114
Financial services (1)	2,109	328
Others (2)	(1,300)	7,644
Total revenue	$706,040	$537,972

(1)    Financial services include financial intermediation processing fees for merchant transactions, fraud prevention services and others.
(2)    Others includes breakage and loyalty revenue.

Our total number of transactions, gross bookings and gross bookings, net increased 9.2%, 33.7% and 29.7%, respectively, in 2023 as compared to 2022. This increase in transactions and gross bookings resulted in higher travel revenues of $694.7 million in 2023, a 31.2% increase as compared to $533.5 million in 2022. In addition, in 2023 we generated consolidated financial services revenues of $11.4 million compared to $4.4 million in 2022.
Revenue from our Air segment increased $41.9 million, or 19.4%, in 2023 compared to 2022. Revenue from our Packages, Hotels and Other Travel Products segment increased $119.3 million, or 37.5%, in 2023 compared to 2022. Revenue from our Financial Services segment, including inter-segment operations, increased $28.7 million, or 234.1%, in 2023 compared to 2022.
Our commissions and service fee revenue increased $151.5 million, or 33.2%, in 2023, comprising an increase of 27%, or $49.7 million, in our Air segment and an increase of 37.9%, or $101.71 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of the overall increase in travel demand.
As compared to 2022, incentive revenue increased $3.1 million, or 7.9%, in 2023, comprising a decrease of (8.5)%, or $(2.1) million, in our Air segment, and an increase of 35.0%, or $5.3 million, in our Packages, Hotels and Other Travel Products segment, primarily as a result of higher threshold incentives received from hotels and other travel suppliers, partially offset by a decrease in airline incentive due to lower GDS issuances.
Advertising revenue increased $4.4 million, or 27.4%, in 2023, comprising a decrease of 18.3%, or $0.8 million, in our Air segment, and an increase of 44.2%, or $5.3 million, in our Packages, Hotels and Other Travel Products segment. Advertising revenue increased due to better negotiations and performance of alliances.
Destination services increased $11.0 million, or 78.5%, in 2023 as a result of the increase in travel demand.
Interest revenue increased $5.2 million, or 125.4% in 2023, while financial services revenue increased $1.8 million, or 543.0%, in the same period, primarily due to the expansion in Koin's operations, mainly due to an increase in intermediation processing fees and fraud prevention services.
Other revenues decreased $8.9 million, or (117.0)%, in 2023, mainly driven by higher sales volume that generated an increase in the issuance of loyalty points in comparison with loyalty points redeemed.

Our consolidated revenue by business model is as follows:

	Year Ended December 31,
	2023	2022
	(in thousands)
Pre-pay model	$619,658	$457,335
Pay-at-destination model	12,709	11,364
Interest revenue	9,272	4,114
Others(1)	64,401	65,159
Total revenue	$706,040	$537,972
______________
(1)Others includes incentive fees, advertising, breakage and loyalty.
Cost of revenue
Our cost of revenue increased $46.0 million during 2023 mainly due to a $20.7 million increase in credit card processing fees as a result of higher transaction volumes due to a strong demand environment in combination with the execution of commercial strategies. Further, our cost of installments increased $21.5 million due to the increase in overall sales levels. In line with sales growth, other transactional taxes increased $9.1 mainly due to taxes related to sales collections in Argentina and higher service import taxes in Brazil. These increases were partially offset by a recovery of ($11.7) million in fulfillment center fees mainly driven by efficiencies in call center operations due to increases in productivity as well as renegotiation of BPO ('Business Process Outsourcing') contracts in Brazil.
Gross Profit
As a result of the factors described above, our gross profit was $477.1 million in 2023 as compared to $355.1 million in 2022. As a percentage of revenue, gross profit represented 67.6% and 66.0% in 2023 and 2022, respectively.
Selling and Marketing
Selling and marketing expense increased 33.4% to $220.4 million in 2023, as compared to $165.2 million in 2022. In 2023, our brand and performance marketing expenses increased $ 28.9 million year over year given the overall demand growth across the region. In addition, expenses related to sales commissions increased $10.7 million year over year as we continued to invest in our offline sales channel. Further, we invested $14.5 million throughout the year in line with new store openings under our Despegar / Decolar brand in Argentina and Brazil, as well as Viajes Falabella stores in Chile, Colombia and Peru.
General and Administrative
General and administrative expenses decreased (23.4)% to $77.8 million in 2023, as compared to $101.5 million in 2022, mainly explained by a favorable settlement with the Mexican fiscal authority (SAT) on tax contingencies related to tax audits for the years 2014 to 2017. This impact was partially offset by restructuring charges as we implemented headcount reductions in line with operating efficiencies (See Note 20 to our consolidated financial statements for additional information).
Technology and Product Development
Technology and product development expense increased 21.3% to $109.1 million in 2023, as compared to $90.0 million in 2022. The increase was primarily due to $11.0 million increase in headcount related expenses. In addition, an increase in restructuring charges for $4.1 million as we implemented headcount reductions in line with operating efficiencies (See Note 20 to our consolidated financial statements for additional information). These two impacts generated an increase in service import taxes in Brazil.
Other operating expenses
Other operating expenses increased to $4.5 million in 2023, as compared to none in 2022. The increase was primarily due to the recognition of a non-cash loss on disposal after comparing the carrying amount of net assets held for sale and its corresponding fair value less cost to sell at year-end.

Gain (Loss) from Equity Investments
Impairment Charges
During 2023 and 2022, we did not recognize any impairment charge related to our goodwill, indefinite-lived and finite-lived intangible assets or other long-lived assets.
Loss from Equity Investments
During 2023, we recorded a loss in our equity investments of $1.1 million as compared to a loss of $0.2 million in 2022. Our results from equity investments are not significant.
Operating income (loss)
In 2023, we had an operating income of $64.2 million compared to an operating (loss) of $(1.8) million in 2022, primarily caused by a significant increase in travel activity compared to 2022.
Financial Results, Net
In 2023, we had a net financial expense of $36.6 million as compared to a net financial expense of $45.5 million in 2022. Stronger financial performance was driven by a net foreign exchange gain of $23.9 million. This gain was primarily the outcome of an enhanced hedging strategy, coupled with the year-over-year appreciation of the Brazilian real and the Mexican peso. Additionally, this impact was partially offset by an increase in travel activity, particularly within the Brazilian market, resulted in a $13.8 million increase in factoring expenses.
Income Tax Expense
Our effective tax rate is defined as income tax expense as a percentage of net income before income tax expense.
The following table summarizes the changes in our effective tax rate for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022
	(in percentages)
Effective Tax Rate	11.3%	45.1%

Income taxes are determined by each subsidiary on a stand-alone basis according to income tax law of each jurisdiction.

Our effective tax rate for the year ended December 31, 2023 was 11.3%, which was lower than the effective tax rate of 45.1% for the year ended December 31, 2022 mainly due to the impact of the tax settlement and closing of tax audits in Mexico and tax inflation adjustment related to accumulated net operating losses in Argentina. The variation is also driven by the effect of incremental withholding taxes applicable to intercompany transactions. See Note 21 to our consolidated financial statements for additional information.
Net Income (Loss)
In 2023, we had a net income of $24.5 million as compared to a net loss of $68.5 million in 2022 as a result of the factors described above.
Net income (Loss) Attributable to Despegar.com Corp.
In 2023, we had a net income of $24.5 million compared to a net loss of $68.5 million in 2022 as a result of the factors described above.

Adjusted Segment EBITDA

	Year Ended December 31,
	2023	2022
	(in thousands)
Air	$13,172	$17,953
Packages, Hotels and Other Travel Products	$103,172	$42,257
Financial Services	$(797)	$(18,278)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 22 — Segment Information in the notes to the consolidated financial statements for additional information.
Our Air segment Adjusted EBITDA decreased during 2023, to $13.2 million compared to Adjusted EBITDA of $18.0 million in 2022, resulting from an increase in headcount related expenses due to the overall increase in travel demand.
Our Packages, Hotels and Other Travel Products segment Adjusted EBITDA increased to $103.2 million during 2023, compared to Adjusted EBITDA of $42.3 million in 2022, resulting from significantly higher revenues due to the overall increase in travel demand.
Our Financial services segment Adjusted EBITDA increased to a negative $0.8 million during 2023, compared to negative Adjusted EBITDA of $18.3 million in 2022, primarily resulting from the investments related to our plans to develop the financial services and the anti-fraud and payments businesses both in Brazil and in Latin America.

Comparison of Results of Operations 2022 to 2021

	Year Ended December 31,
	2022		2021
	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$537,972	100.0	$322,843	100.0	66.6
Cost of revenue	(182,898)	(34.0)	(160,240)	(49.6)	14.1
Gross profit	355,074	66.0	162,603	50.4	118.4
Operating expenses
Selling and marketing	(165,150)	(30.7)	(95,290)	(29.5)	73.3
General and administrative	(101,521)	(18.9)	(83,694)	(25.9)	21.3
Technology and product development	(89,992)	(16.7)	(74,743)	(23.2)	20.4
Impairment of long-lived assets and goodwill	—	—	(5,106)	(1.6)	(100.0)
Total operating expenses	(356,663)	(66.3)	(258,833)	(80.2)	37.8
Gain (loss) from equity investments	(164)	—	342	0.1	(148.0)
Operating loss	(1,753)	(0.3)	(95,888)	(29.7)	(98.2)
Financial results, net	(45,459)	(8.5)	(10,207)	(3.2)	345.4
Loss before income taxes	(47,212)	(8.8)	(106,095)	(32.9)	(55.5)
Income tax benefit	(21,309)	(4.0)	230	0.1	NM
Net loss for the year	$(68,521)	(12.7)	$(105,865)	(32.8)	(35.3)
Net loss attributable to redeemable non-controlling interest	—	—	1,237	0.4	(100.0)
Net loss attributable to Despegar.com, Corp.	$(68,521)	(12.7)	$(104,628)	(32.4)	(34.5)

Note: “NM” denotes not meaningful.

Consolidated Revenues

The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2022		2021
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$215,782	40.1	$118,456	36.7	82.2
Packages, Hotels and Other Travel Products	317,748	59.1	203,587	63.0	56.1
Financial services	12,247	2.3	1,507	0.5	712.7
Intersegment eliminations	(7,805)	(1.5)	(707)	(0.2)	1004.0
Total revenue	$537,972	100.0	$322,843	100.0	66.6

The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2022	2021
	(in thousands)
Commissions and service fees	$455,790	$268,442
Incentive fees	39,859	28,658
Advertising	16,166	10,227
Destination services	14,071	7,959
Interest revenue	4,114	788
Financial services(1)	328	13
Others(2)	7,644	6,756
Total Revenue	$537,972	$322,843

(1)    Financial services include financial intermediation processing fees for merchant transactions, fraud prevention services and others.
(2)Others includes breakage and loyalty revenue.

Our total number of transactions, gross bookings and gross bookings, net increased 22.1%, 69.3%, and 64.8% respectively, in 2022 as compared to 2021. This increase in transactions and gross bookings resulted in higher travel revenues of $533.5 million in 2022, a 65.6% increase as compared to $322.0 million in 2021. In addition, in 2022 we generated consolidated financial services revenues of $4.4 million compared to $0.8 million in 2021.
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
Interest revenue increased $3.3 million, or 422.1% in 2022, while financial services increased $0.3 million, or 2,423.1%, in the same period, primarily due to the expansion in Koin's operations.
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

Cost of revenue
Our cost of revenue increased $22.7 million during 2022 mainly due to a $18.3 million increase in credit card processing fees resulting from higher transaction volumes due to industry recovery and lower operational costs explained by lower COVID-19 impact compared to 2021. In addition, our bad debt expense related to our financial services segment increased $11.6 million due to an increase in risk of doubtful accounts in line with our growth in operations during 2022 as well as increased macroeconomic volatility specifically in Brazil. Increases in credit card processing and bad debt expenses were partially offset by a decrease in customer legal claims when compared to 2021.
Gross Profit
As a result of the factors described above, our gross profit was $355.1 million in 2022 as compared to $162.6 million in 2021. As a percentage of revenue, gross profit represented 66.0% and 50.4% in 2022 and 2021, respectively.
Selling and Marketing
Selling and marketing expense increased 73.3% to $165.2 million in 2022, as compared to $95.3 million in 2021. In 2022, as the travel industry continued to recover, we increased our brand and performance marketing spending by $ 50.5 million when compared to 2021. Further in line with the recovery trend, expenses related to sales representatives increased $8.7 million year on year as we continued to invest in our offline sales channel. In 2021, we incurred $1.3 million employee severance and benefit expenses due to restructuring costs associated with our cost savings plan, while in 2022, we did not incur in such costs.
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
Impairment Charges
During 2022, we did not recognize any impairment charge related to our goodwill, indefinite-lived and finite-lived intangible assets or other long-lived assets.
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
Income Tax Expense
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

Our effective tax rate for the year ended December 31, 2022 was 45.1%, which was higher than the effective tax rate of 0.2% for the year ended December 31, 2021 mainly due to changes in valuation allowance of deferred tax assets primarily in Brazil, the United States and Mexico based on a recoverability analysis for the upcoming years; increase in foreign non-creditable withholding tax; decrease in impact of uncertain tax positions; effects of non-deductible expenses; and the impact of the new promotional regime 'Programa Emergencial de Retomada do Setor de Eventos y Turismo' in Brazil. For more information about this regime see Note 21 to our consolidated financial statements.

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

Our Air segment Adjusted EBITDA increased during 2022, to $18.0 million compared to (negative) Adjusted EBITDA of ($21.5) million in 2021, resulting from significantly higher revenues due to the receding effects of the COVID-19 pandemic compared to 2021, which drove meaningful gross bookings and revenue increases.

Our Packages, Hotels and Other Travel Products segment Adjusted EBITDA increased to $42.3 million during 2022 compared to (negative) Adjusted EBITDA of $(4.8) million in 2021, resulting from significantly higher revenues due to the receding effects of the COVID-19 pandemic when compared with 2021.

Our Financial Services segment Adjusted EBITDA decrease during 2022, resulting in (negative) Adjusted EBITDA of $18.3 million compared to negative Adjusted EBITDA of $13.8 million in 2021, primarily resulting from the investments related to the company’s plans to expand the financial services business in Brazil, as well as the negative impact given the volatile macroeconomic environment in Brazil, which in addition to increasing interest rates led to rising delinquency rates.
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
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees. Restricted cash amounted to $25,947 and $25,879 as of December 31, 2023 and 2022, respectively. In addition, restricted cash non-current amounted to $932 as of December 31, 2023.
Regarding our financial services business, our model normally works with positive working capital. Our loan customers typically pay the first installment of their loans within two days and we make the first payment to merchants in 30 days, providing us with 28 days of positive cash flow, which can be considered as another very short term funding source. We offer a factoring service through our securitization program to discount future loans receivables in order to be able to anticipate the future cash flow to the merchant, as needed. For the medium and long term funding, we have traditional credit lines with banks that provide us funding with maturities going from three up to five years. We have all our external funding at variable local interest rates.
As of December 31, 2023, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus loans receivable net of credit expected losses plus related party receivables) amounted to a net payable of $272.4 million as compared to a net payable of $208.3 million as of December 31, 2022.
As of December 31, 2022, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus related party receivables) amounted to a net payable of $208.3 million as compared to a net payable of $192.8 million as of December 31, 2021.
As of December 31, 2023, within our travel accounts payable balance of $355.4 million, we recognized a liability of $44.5 million related to refund vouchers issued to travelers due to canceled reservations, as compared to a liability of $44.7 million as of December 31, 2022.
As of December 31, 2022, within our travel accounts payable balance of $287.4 million, we recognized a liability of $44.7 million related to refund vouchers issued to travelers due to canceled reservations, as compared to a liability of $66.5 million as of December 31, 2021.
Our (negative) working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $99.2 million as of December 31, 2023, as compared to $61.4 million as of December 31, 2022.
Our (negative)/positive working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $(61.4) million as of December 31, 2022, as compared to $37.7 million as of December 31, 2021.
In August 2020, we entered into an investment agreement with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (“L Catterton”) and an investment agreement with Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (“Waha Capital”), to raise $200 million in gross proceeds in a private placement of shares of newly created series of preferred stock and warrants to purchase our common stock. The transaction with L. Catterton closed on September 18, 2020 and the transaction with Waha Capital closed on September 21, 2020. These transactions increased our cash position by $187.9 million in 2020. During 2023, we paid an aggregate amount of $17.8 million in preferred dividends, $15.8 million related to Series A Preferred Shares of L Catterton and $2.0 million related to Series B Preferred Shares of Waha Capital. During 2022 and 2021, we paid an aggregate amount of $17.4 million and $10.0 million, respectively, in preferred dividends to L Catterton and Waha Capital. For more information about dividends payments to Series A Preferred Shares and Series B Preferred Shares, see "Item 10. Additional Information — B. Memorandum and Articles of Association" and Note 6 to our consolidated financial statements.
On March 27, 2024, Waha Capital exercised its conversion rights and converted its 50,000 Series B into ordinary shares at a conversion price of $9.251 per share, as determined in the terms of the Series B Preferred Shares, and a conversion rate of 108.1081 ordinary shares per Series B Preferred shares, obtaining 5,405,405 ordinary shares on an as-converted basis. On April 1, 2024 Waha Capital sold its entire participation in the Company.
On March 21, 2023, we paid $7.9 million of accumulated dividends. On September 26, 2023, we paid $7.9 million of accumulated dividends. For the period from April 1, 2023 until December 31, 2023, we accrued $11.5 million for unpaid dividends recorded as a charge to additional paid-in-capital.
On March 25, 2022, we paid $15.4 million of accumulated dividends for the period ended March 31, 2022. On September 30, 2022, dividends were not paid in cash but instead accrued and accumulated. For the period from April 1, 2022 until December 31, 2022, we accrued $11.5 million for unpaid dividends recorded as a charge to additional paid-in-capital.

In 2022, we purchased the non-controlling interest of Koin for a total consideration of $3.2 million over eight installments of $0.4 million, we made the payment of the first installment for the Viajanet acquisition in the amount of $9.4 million, and we made one payment of $3.2 million related to the Stays acquisition. In 2021, we completed payment of the last installment of our acquisition of Viajes Falabella in the amount of $5.8 million.
Cash flows for the year ended December 31, 2023 compared to 2022
Our cash flows for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,
	2023	2022
	(in thousands)
Net cash flows provided by operating activities	$102,730	$36,702
Net cash flows used in investing activities	(52,558)	(51,142)
Net cash flows used in financing activities	(38,224)	(25,301)
Effect of exchange rate changes on cash and cash equivalents	(6,205)	5,564
Net increase (decrease) in cash and cash equivalents	$5,743	$(34,177)
In 2023 we generated positive cash flows from operations of $102.7 million compared to $36.7 million in 2022, in line with a strong increase of sales related to the demand recovery across the region.

In 2023, our net cash flows used in investing activities were $52.6 million compared to $51.1 million in 2022 primarily due to higher current year capital expenditures of $41.0 million, including higher spend on internal-developed software. Cash used in investing activities in 2023 primarily included a $31.1 million investment in intangible assets, including internal software and website development costs and $9.8 million in acquired property and equipment; and also included $21.0 million origination of loans receivables due to sales increase of Koin. In 2022, our net cash flows used in investing activities were $51.1 million; primarily due to capital expenditures of $30.7 million, including higher spend on internal-developed software. Cash used in investing activities in 2022 primarily included a $26.4 million investment in intangible assets, including software and website development costs and $4.3 million in acquired property and equipment.
In 2023, our net cash flows used in financing activities were $38.2 million primarily due to a $17.8 million payment of dividends to preferred shareholders and $16.6 million payment of the promissory notes related to Best Day acquisition. In 2022, our net cash flows used in financing activities were $25.3 million primarily due to a $17.4 million payment of dividends to preferred shareholders and the repurchase of our stock of in the amount of $10.0 million. On January 31, 2022, we purchased the non-controlling interest of Koin for a total consideration of $3.2 million over eight installments of $0.4 million. On June 14, 2022, we launched a share repurchase program which expired on August 12, 2022, of which we repurchased stock in the amount of approximately $10.0 million.
Foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency in 2023 of $6.2 million, reflecting a net devaluation in foreign currencies (mainly in Argentina) related to the U.S. dollar during the year. In 2022, foreign exchange rate changes resulted in an increase of our cash balances denominated in foreign currency in 2022 of $5.6 million, reflecting a net appreciation in foreign currencies related to the U.S. dollar during the year.

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

In 2022, our net cash flows used in investing activities were $51.1 million compared to $28.7 million in 2021 primarily due to higher current year capital expenditures of $30.7 million, including higher spend on internal-developed software. Cash used in investing activities in 2022 primarily included a $26.4 million investment in intangible assets, including software and website development costs and $4.3 million in acquired property and equipment. In 2021, our net cash flows used in investing activities were $28.7 million; primarily due to capital expenditures of $21.2 million, including lower spend on internal-developed software. Cash used in investing activities in 2021 primarily included a $18.8 million investment in intangible assets, including software and website development costs and $2.4 million in acquired property and equipment.
In 2022, our net cash flows used in financing activities were $25.3 million primarily due to a $17.4 million payment of dividends to preferred shareholders, and the purchase of treasury stock of $10.0 million. On January 31, 2022, we purchased the non-controlling interest of Koin for a total consideration of $3.2 million over eight installments of $0.4 million. On June 14, 2022, we launched a share repurchase program which expired on August 12, 2022, of which we repurchased approximately $10.0 million. We did not repurchase any shares under our share repurchase program in 2021. We did not repurchase any shares under our share repurchase program in 2021.
Foreign exchange rate changes resulted an increase of our cash balances denominated in foreign currency in 2022 of $5.6 million, reflecting a net appreciation in foreign currencies related to the U.S. dollar during the year. In 2021, foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency of $4.9 million, reflecting a net depreciation in foreign currencies related to the U.S. dollar during the year.
Indebtedness
Due to our positive cash cycle, we have historically maintained a low level of debt. Our debt was historically comprised of bank debt. As of December 31, 2023, we have outstanding short and long-term debt of $30.8 million as compared to $35.1 million as of December 31, 2022. As of December 31, 2023 and 2022, short-term debt is comprised of seven loans with two financial institutions and five loans with one financial institutions, respectively. Our long-term bank debt amounting to $2.3 million as of December 31, 2023 is primarily denominated in currencies other than the U.S. dollar and matures between 2024 and 2026. As of December 31, 2023, we were in compliance with all covenants. See Note 7 to our consolidated financial statements for additional information.
We also recognized a liability for the earnout provision of the Best Day agreement amounting to $2.4 million as of December 31, 2023. We will pay the earn-out consideration, if any, in cash on October 1, 2024.
As of December 31, 2023, we have a securitization program with respect to our loans receivable related to our financial services business. In a securitization transaction, assets from our balance sheet are transferred to a special purpose vehicle or “SPV” we establish, which typically meets the definition of a variable interest entity or “VIE”. The SPV then issues various forms of interests in those assets to investors. We typically receive cash proceeds and/or other interests in the securitization SPV for the assets we transfer. As of December 31, 2023 we had one SPV with collateralized debt in an aggregate amount of $7.5 million. As of December 31, 2022, we had one SPV with collateralized debt in an aggregate amount of $4.5 million.
C.Research and Development, Patents and Licenses
Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our travel customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our travel customers. In 2023, 2022 and 2021, we spent $109.1 million, $90.0 million and $74.7 million, respectively, on software development and other technology and product development activities.

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

Extensive exchange controls implemented by the Argentine government control and restrict the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity's authorization request to the Central Bank of Argentina to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms in which an entity or individual buys U.S. dollar denominated securities in Argentina (e.g. shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as Blue Chip Swap Rate). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2023, 2022 and 2021, the spread of the Blue Chip Swap was 20.4%, 94.2%, and 96.8%, respectively. See Note 2 to our consolidated financial statements for additional information.
Inflation
Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our travel customers. Below is a summary of certain macroeconomic data for Brazil, Mexico and Argentina, our three largest markets, for 2023, 2022 and 2021:

	Brazil
	2023	2022	2021
Real GDP growth (1)	3.1%	2.9%	12.3%
Population (in millions)(2)	203.1	207.8	213.3
Inflation(3)	0.6%	5.8%	10.1%
Exchange rate(4)	4.85	5.29	5.58
____________
(1)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency measured as of September 30, 2023 (preliminary).
(2)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), 2022 census upload as of December 22, 2023.
(3)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(4)Source: Banco Central do Brasil. Data as of December 31 of each year.

	Mexico
	2023	2022	2021
Real GDP growth (1)	3.2%	3.1%	5.0%
Population (in millions)(2)	129.0	126.0	129.0
Inflation(3)	4.7%	7.8%	7.4%
Exchange rate(4)	16.97	19.50	20.51
____________
(1)Source: Instituto Nacional de Estadística y Geografía (INEGI), measured in local currency.
(2)Source: Instituto Nacional de Estadística y Geografía (INEGI). Census information is updated every five years. Latest census was conducted in 2020.
(3)Source: Instituto Nacional de Estadística y Geografía (INEGI), measured in local currency.
(4)Source: Banco de México. Data as of December 31 of each year.

	Argentina
	2023	2022	2021
Real GDP growth (1)	(0.8)%	5.2%	10.3%
Population (in millions)(2)	46.7	46.0	45.4
Inflation(3)	211.4%	94.8%	50.9%
Exchange rate(4)	808.48	177.13	107.59
___________
(1)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency. Preliminary information as of September 30, 2023.
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
F.[Not Applicable]
G.Safe Harbor
See “Part I. Introduction – Forward-Looking Statements.”
ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Board of Directors
Our business and affairs are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Accordingly, our board of directors has significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.
Our memorandum and articles of association authorize us to have up to eight directors or such other number of directors as is from time to time fixed by resolution of the board. Our board of directors currently consists of seven members.
Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by the L Catterton Purchaser (the “L Catterton Director”) and director appointed by the Series B Preferred Shareholders (the “Series B Director”). Pursuant to our memorandum and articles of association, each of our directors (other than the L Catterton Director and Series B Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2024, 2025 and 2026, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected, as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our Class I, II and III Directors are divided among the three classes as follows:
•the Class I Directors are Alfonso Paredes and Michael James Doyle, and their terms will expire at the annual meeting of stockholders to be held in 2024;
•the Class II Directors are Martín Rastellino and Mario Eduardo Vázquez, and their terms will expire at the annual meeting of stockholders to be held in 2025; and
•the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of stockholders to be held in 2026.
Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected at any special meeting of our shareholders.
The L Catterton Purchaser has the right to appoint the L Catterton Director so long as the L Catterton Purchaser and its permitted transferees continue to beneficially own (a) (i) at least 75,000 Series A Preferred Shares and (ii) Warrants and/or ordinary shares that were issued upon exercise of the Warrants representing at least 5,500,000 ordinary shares or (b) if the Company shall have redeemed the Series A Preferred Shares in full, Warrants and/or ordinary shares that were issued upon exercise of Warrants representing at least 5,500,000 ordinary shares. The L Catterton Director is Ramiro Lauzan. The Series B Preferred Shareholders have not appointed a Director since June 2021.
The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Nilesh Lakhani	64	Chairman of the Board and Director
Damian Scokin	57	Chief Executive Officer and Director
Alfonso Paredes	48	Director
Martín Rastellino	52	Director
Mario Eduardo Vázquez	88	Director
Michael James Doyle II	53	Director
Ramiro Lauzan	51	Director
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
The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands.
Nilesh Lakhani has over 25 years of operating experience and has served on the boards of a number of emerging market consumer internet companies. He has served as a member of our board of directors since 2012 and as Chairman of our board of directors since 2019. Mr. Lakhani is also a director and a member of the audit committee of Ozon (Nasdaq: OZON) since 2021. Mr. Lakhani served on the board of directors of Netshoes (NYSE: NETS). He also served as an independent director on the board of directors of QIWI (Nasdaq: QIWI). Mr. Lakhani was an Operating Partner at Lumia Capital, a technology venture fund focused on emerging markets. He has also held key executive positions with growth companies in the technology, media and financial services industries. He was the Chief Financial Officer of oDesk Corporation (now Upwork, Nasdaq: UPWK). Prior to that, he was the Chief Financial Officer of Yandex (Nasdaq: YNDX). He also served as Chief Financial Officer of CTC Media (Nasdaq: CTCM). Prior to that, Mr. Lakhani was Vice President of Global Operations at Electronic Arts. Mr. Lakhani also served as Senior Vice President with Transamerica

Corporation, and worked with the merchant banking arm of GE Capital. Mr. Lakhani holds a bachelor’s degree in Economics from the University of Manchester, and an MBA from the University of San Francisco.

Damián Scokin joined Despegar in December 2016 and has served as our CEO since February 2017 and as a member of our board of directors since April 2017. Prior to becoming our CEO, Mr. Scokin was the CEO of Ultrapetrol (Bahamas) Limited, where he continues to be a member of the company’s board of directors. Mr. Scokin held several positions within the LATAM Airlines Group. Mr. Scokin served as CEO for LATAM’s International Business Unit. Mr. Scokin started his career as an associate of Mckinsey & Company in Boston, where he eventually became partner. Mr. Scokin holds a bachelor’s degree in Economics, a bachelor’s degree in Industrial Engineering from the University of Buenos Aires and a Master of Business Administration from Harvard Business School.

Alfonso Paredes is the president of Expedia Group’s Private Label Solutions, responsible for powering the industry with Expedia Group’s technology and supply. Mr. Paredes has been working in the Expedia Group for over 14 years. Mr. Paredes leads the global commercial operation, establishing partnerships in a broad range of sectors from financial institutions to travel companies, powering their sites through Rapid API and template solutions. He also leads the Expedia Travel Agency Affiliate Program (TAAP), Expedia Group’s global travel advisor business. Mr. Paredes previously served as the Senior Vice President of Private Label Solutions and Commercial Partnerships driving significant growth in B2B. Throughout his tenure, he has led numerous global teams and more recently, secured the expansion of Expedia Group’s industry-leading technology with major partners across multiple sectors and regions. Prior to joining the Expedia Group, Mr. Paredes held management roles at Fexco, IATA, Bookassist and Accor. Mr. Paredes graduated from Ecole Hôtelière de Lausanne and holds an Executive MBA from the Instituto de Empresa.

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
Mario Eduardo Vázquez has served as a member of our board of directors since August 2014. He served as the Chief Executive Officer of Grupo Telefónica in Argentina. Prior to that, Mr. Vázquez worked in auditing for Arthur Andersen for 33 years, including as a partner and general director covering Latin American markets, including Argentina, Chile, Uruguay, and Paraguay. Mr. Vázquez previously taught as a professor of Auditing at the Economics School of the Universidad de Buenos Aires. Mr. Vázquez also serves on the board of directors and is president of the Audit Committee of YPF S.A. (NYSE: YPF) and MercadoLibre, Inc. (NYSE: MELI). He has also served as a member of the board of directors of Globant S.A, Telefónica Argentina S.A., Telefónica Holding Argentina S.A., Telefónica S.A. (Spain), Banco Santander Rio S.A., Banco Supervielle Societe General S.A., and CMF Banco S.A., and as alternate member of the board of directors of Telefónica de Chile S.A. Mr. Vázquez also previously served as a member of the board of directors and as the president of the Audit Committee of YPF, S.A. Mr. Vázquez holds a bachelor’s degree in Public Accounting from the Universidad de Buenos Aires.
Michael James Doyle has served as a member of our board of directors since September 2018. Mr. Doyle was the Chief Financial Officer of Nextdoor Holdings, a neighborhood social network based in San Francisco, California from 2018 through 2023. Prior to Nextdoor, he was Chief Financial Officer of Despegar from 2013 to 2018. Mr. Doyle served as the

Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Prior to eLong, Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. He also worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore and he worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a bachelor’s degree in Finance from Southern Methodist University and an MBA from Harvard Business School.
Ramiro Lauzan has served as a member of our board of directors since June 24, 2022. Mr. Lauzan is a Partner at L Catterton, focused on Latin America, and he is a member of the Board of Directors of several of L Catterton's portfolio companies. Prior to joining L Catterton, he was a Managing Partner at Humus Capital Partners, an independent middle-market private equity firm he co-founded in South America, with investments in consumer goods, biotechnology and renewable energy. Previously, Mr. Lauzan spent over 8 years at McKinsey & Company, where he served clients across multiple sectors in Latin America, Asia and Australia. Prior to that, he also worked as an investment banker at Lehman Brothers, and in venture capital at L.I.D. Group. Mr. Lauzan is also a member of the Board of Directors of Biosidus Group. Mr. Lauzan holds a Business Economics degree with honors from Universidad Torcuato Di Tella in Argentina, and an MBA from Columbia Business School (Yosaji Morita scholar).
Executive Officers
The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	57	Chief Executive Officer
Monica Alexandra Soares da Silva	50	General Counsel
Amit Singh	46	Chief Financial Officer
Gonzalo García Estebarena	44	Chief Technology Officer
Sebastián Mackinnon	52	Chief Travel Partners & Corporate Affairs
Maximiliano Gonzalez Costa	43	Chief Corporate Development and HR Officer
Marcelo Amadeo Grether	48	Chief Commercial Officer
The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands.
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
Amit Singh has served as our Chief Financial Officer since August 21, 2023. He is responsible for overseeing Despegar's Accounting, Planning & Control, Tax, Treasury, SOX and Internal Audit, and Investor Relations. From May 2022 through August 2023, Mr. Singh served as the CFO of Nasdaq-listed AgileThought, a global provider of digital transformation services and custom software development. Previously, from 2019 through 2022, Mr. Singh was Head of Finance, U.S. & Global Head of Investor Relations at NYSE-listed Globant S.A., a leading global technology service provider. From 2017 through 2019, Mr. Singh was an equity research analyst at Bank of America Merrill Lynch, and from 2011 through 2017 an equity research analyst at Jefferies. Prior to that, from 2009 through 2011, he worked at Rochdale Investment Management, and from 2008 until 2009 at J.P. Morgan Investment Bank. He has also worked as an engineer at Ensco from 2003 through 2006. Mr. Singh holds a Master of Business Administration from the Kellogg School of Management at Northwestern University, and a Master of Science in aerospace engineering from the University of Maryland. He also completed an executive education program for chief financial officers at Harvard Business School.
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
Maximiliano Gonzalez Costa has served as our Chief Corporate Development & HR Officer since August 2023. Prior to this, he was the VP Marketing & Loyalty since November 2022. His extensive experience in e-commerce and travel tech includes significant roles within Despegar, such as VP Product Management, Head of Non-Air Travel Partners and General Manager for the Packages Business. Internationally, he served as Director of Category Management at Wayfair in Germany. His background also features a tenure as Revenue Management Director at LATAM Airlines and as a Project Leader at The Boston Consulting Group across Latin America and the United States. Earlier in his career, Mr. Gonzalez Costa held Brand Management positions in both Nestlé and Johnson & Johnson. Mr. Gonzalez Costa holds an MBA from Harvard Business School and a Bachelor's degree in Business Administration from Pontificia Universidad Católica Argentina.
Marcelo Amadeo Grether has served as our Chief Commercial Officer since July 2022, leading our Marketing, Product, Revenue and Sales team globally. Prior to this role, from 2017 to 2022, he served as Chief M&A and Business Development, leading the acquisition, integration and operations of Viajes Falabella, Best Day, Koin, Stays and Viajanet. Marcelo has more than 25 years of experience in multinational, pan-regional and local companies in Argentina and Latin America. Prior to Despegar he served as CCO in Avantrip.com from 2014 to 2017; from 2001 to 2014 served in various positions in Latam Airlines, and Commercial VP in Latin America as his latest role. Mr. Grether holds a bachelor’s degree in Business Administration from the Pontificia Universidad Católica Argentina.
Family Relationships
There are no family relationships among any of our executive officers or directors.
B.Compensation
Compensation of Executive Officers and Directors
For the years ended December 31, 2023, 2022 and 2021, the aggregate compensation provided to the officers and members of our board of directors amounted to $9,521,344, $6,874,824, and $8,239,255, respectively. Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “Item 6. Directors, Senior Management And Employees— B. Compensation —Equity Incentive Plans.”
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

Pursuant to the 2016 Plan, we may grant RSUs and stock options to our officers, directors and/or employees up to a total of 6,411,777 shares of common stock, out of which, on December 31, 2023, 1,513,605 shares of common stock were available for new stock-based awards. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2023, we continued issuing RSUs as our primary form of stock-based compensation. In connection with the years 2023, 2022 and 2021 we granted an aggregate of 892,367, 622,781 and 723,908 RSUs to certain of our directors, senior management and other personnel. During 2023, 2022 and 2021, we did not grant any stock options. All granted stock options are fully vested. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees — B. Compensation.”
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
Vesting Schedule. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. In 2020, we started issuing RSUs as our primary form of stock-based compensation. RSUs vest in thirds on the first, second and third anniversary of issuance. Beginning in 2024, new RSU grants will vest in four installments, on the first, second, third and fourth anniversary of issuance.
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
C.Board Practices
For information about the date of expiration of the current term of office and the period during which each director and executive officer has served in such office, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” For information about contracts for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Board Committees
Our board of directors may establish committees from time to time with responsibilities determined by our board. Members will serve on these committees until their resignation or until otherwise determined by our board. Our board of directors has established the committees, as described below.
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
Nomination and Compensation Committee
Our nomination and compensation committee is composed of three members, Mr. Ramiro Lauzan, Mr. Nilesh Lakhani and Mr. Martín Rastellino, with Mr. Nilesh Lakhani serving as chair. The nomination and compensation committee is responsible for, among other things:
•carrying out the Board’s responsibilities in relation to compensation of the Company’s CEO and his direct reports (including plans, policies and programs), overseeing the implementation of the Company’s compensation policy, and providing guidance with respect to compensation matters as the committee deems appropriate;
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
Strategy Committee
Our strategy committee is composed of four members, Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael Doyle and Mr. Ramiro Lauzan, with Mr. Rastellino serving as chair. The strategy committee is responsible for, among other things:
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
D.Employees
As of December 31, 2023, we had 4,593 employees. We also contracted with certain third-party providers to support our call center employees. The following tables show a breakdown of our employees as of December 31, 2023, 2022 and 2021 by category of activity.

	Number of Employees as of December 31,
Division/Function	2023	2022	2021
Operations and customer service	1,002	1,061	1,390
Sales and marketing	2,084	1,644	1,305
Technology and content	1,018	1203	707
General and administrative(1)	489	635	422
Total	4,593	4,543	3,824
___________
(1)Includes business development, administration, finance and accounting, legal and human resources.
As of December 31, 2023, all of our employees in Brazil and 364 of our employees in Argentina were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.
We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 10, 2024 by (1) each of our executive officers and directors and (2) all of our executive officers and directors as a group.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options and RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of April 10, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands.

	Outstanding Ordinary Shares as of April 10, 2024
Name of Beneficial Owner	Number	%
Executive Officers and Directors:
Nilesh Lakhani	70,744	*
Damián Scokin(1)	307,220	*
Jon Gieselman(2)	—	—
Martín Rastellino(3)	486,877	*
Mario Eduardo Vázquez	24,612	*
Michael Doyle II	79,707	*
Ramiro Lauzan	—	—
Monica A S Silva(4)	3,646	*
Gonzalo García Estebarena(5)	193,575	*
Amit Singh(6)	—	—
Sebastián Mackinnon(7)	224,710	*
Maximiliano Gonzalez Costa(8)	30,700	*
Marcelo Amadeo Grether(9)	141,292	*
Maria Bettina Zubin(10)	13,577	*
Executive Officers and Directors as a Group (13 persons)	1,563,083	2.17
___________
*Represents beneficial ownership of less than 1%.
(1)Mr. Scokin, our Chief Executive Officer and a member of our board of directors, also holds 226,108 RSUs which will vest on December 1, 2024, December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027, provided that Mr. Scokin remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(2)Mr. Gieselman tendered his resignation effective April 22, 2024 and is no longer a director at the Company. Mr. Paredes joined the Company on April 22, 2024. Mr. Paredes does not hold any ordinary shares or RSUs of the Company as of the date of this Annual Report.
(3)Consists of 17,462 shares held directly by Mr. Rastellino, a member of our board of directors, and 469,415 ordinary shares held by Birbey S.A. Mr. Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A.
(4)Ms. Silva, our General Counsel, also holds 21,947 RSUs which will vest on December 1, 2024, December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027 provided that Ms. Silva remains in continuous service as an employee, director or consultant of the Company. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(5)Mr. Garcia Estebarena, our Chief Technology Officer, also holds 124,046 RSUs which will vest on June 1, 2024, December 1, 2024, December 1, 2025, December 1, 2026, December 1, 2027 and March 1, 2028 provided that Mr. García Estebarena remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(6)Mr. Singh, our Chief Financial Officer, also holds 110,000 RSUs which will vest on December 1, 2024, December 1, 2025, December 1, 2026 and December 1, 2027, provided that Mr. Singh remains in continuous service as an employee, director or consultant of the Company. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(7)Mr. Mackinnon, our Chief Travel Partners & Corporate Affairs, also holds 164,365 RSUs which will vest on June 1, 2024, December 1, 2024, December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027, provided that Mr. Mackinnon remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(8)Mr. Gonzalez Costa, our Chief Corporate Development & HR Officer, also holds 39,222 RSUs which will vest on December 1, 2024, December 1, 2025, December 1, 2026 and December 1, 2027, provided that Mr. Gonzalez Costa remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(9)Mr. Grether, our Chief Commercial Officer, also holds 79,492 RSUs which will vest on June 1, 2024, December 1, 2024, December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027, provided that Mr. Grether remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(10)Ms. Zubin, acted as our interim Chief Financial Officer from March 17, 2023 to August 20, 2023, also holds 6,319 RSUs which will vest on December 1, 2024, December 1, 2025, December 1, 2026 and December 1, 2027, provided that Ms. Zubin remains in continuous service as an employee, director or consultant of the Company. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”” Not included in Executive Officers and Directors as a Group.
For information regarding share options and RSUs held by the persons listed above, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 10, 2024 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.
In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to conversion, warrants, options or RSUs held by that person or entity that are currently convertible or exercisable or that will become convertible or exercisable or vested, as applicable, within 60 days of April 10, 2024. For the purpose of computing the percentage ownership of any other person or entity, however, we used the total outstanding shares (72,054,209 shares), which exclude treasury shares and/or ordinary shares subject to conversion, warrants, options or RSUs held by that person or entity that are currently convertible or exercisable or that will become convertible or exercisable or vested.

	Outstanding Ordinary Shares as of April 10, 2024
Name of Beneficial Owner	Number	%
% Shareholders:
LCLA Daylight LP(1)	11,000,000	15.27
Expedia, Inc.(2)	9,590,623	13.31
Neuberger Berman Group LLC (3)	4,412,526	6.12
Moerus Capital Management, LLC(4)	3,748,523	5.20
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
(3)Based on the Schedule 13G filed with the SEC on February 12, 2024. Neuberger Berman Group LLC is the holder of record of 4,412,526 ordinary shares. Such shares may deemed to be beneficially owned by Neuberger Berman Investment Advisers LLC. The principal business address for Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC is 1290 Avenue of the Americas New York, NY 10104.
(4)Based on the Schedule 13G filed with the SEC on February 14, 2024. Moerus Capital Management, LLC is the holder of record of 3,748,523 ordinary shares. Such shares may deemed to be beneficially owned by Moerus Capital Management, LLC. The principal business address for Moerus Capital Management, LLC is 307 West 38th Street, Suite 2003, New York, NY 10018.

Significant Changes in Percentage Ownership
Except as disclosed below, to our knowledge, there has been no significant changes in the percentages of ownership held by the major shareholders listed above.
On August 20, 2020, Despegar entered into the Waha Investment Agreement with the Waha Purchaser, pursuant to which the Company agreed to issue and sell to the Waha Purchaser 50,000 shares of the Company’s Series B Preferred Shares, without par value (the “Series B Preferred Shares”), On March 27, 2024, Waha Purchaser decided to convert the Series B Preferred Shares into ordinary shares at a conversion price of $9.251 per share, as determined in the terms of the Series B Preferred Shares and a conversion rate of 108.1081 ordinary shares per Series B preferred share representing 5,405,405 ordinary shares on an as-converted basis. For this conversion, the Company utilized treasury stock held in portfolio. On April 1, 2024, Waha Purchaser sold its entire participation on the Company.
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
B.Related Party Transactions
Relationship with Expedia
Expedia Outsourcing Agreement
We entered into the Expedia Outsourcing Agreement with affiliates of Expedia on March 6, 2015. The agreement has been amended and restated on November 14, 2019. Expedia is the beneficial owner of 13.31% of our ordinary shares outstanding as of April 10, 2024 (the "Expedia Shares").
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
We have entered into agreements that have changed the terms of the Expedia Outsourcing Agreement from time to time, as described in this Annual Report, and may continue to negotiate commercial conditions with Expedia which may result in modifications to the Expedia Outsourcing Agreement. The latest addendum included Expedia's VRBO inventory addition to our inventory and our participation in the accommodation sponsored listing advertising program known as TravelAds, which adds revenue to the marketing fee.
The term of the Expedia Outsourcing Agreement automatically renews annually unless terminated in accordance with its terms, including (1) by mutual consent or by a party in the case of a material breach by the other party (with a $125.0 million termination payment if terminated by Expedia due to our breach or our failure to meet certain minimum performance requirements), (2) unilaterally by us without cause upon payment to Expedia of a $125.0 million termination payment, and (3) unilaterally by Expedia in the event of a change of control of our Company. A change of control under the agreement is defined as the sale, lease or transfer of all or substantially all of our assets to or acquisition of more than 50% of voting or economic power in our Company or any parent of our Company by an entity in the consumer or corporate travel industry or an internet-enabled provider of travel search or information services. Unilateral termination of the Expedia Outsourcing Agreement by us as described in (2) above, in addition to triggering the termination payment, also gives Expedia the right to sell the 2015 Expedia Shares back to us for fair market value under the Shareholder Agreements described below.
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
Under the Expedia Outsourcing Agreement and the Despegar Outsourcing Agreement, combined, we maintained (i) a receivable position of $16.4 million and $10.7 million recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2023 and 2022, respectively, and (ii) a payable position of $87.7 million and $37.5 million recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2023 and 2022, respectively. We generated revenue of $40.3 million and $24.2 million and $19.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, representing 6%, 5% and 6% of our total consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.
Shareholder Agreements
We are party to the following agreements with certain of our shareholders: (i) the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company, Birbey S.A., Expedia and the other parties thereto (the “Sixth Amended and Restated Investors’ Rights Agreement”) and (ii) the Fourth Amended and Restated Voting Agreement dated as of August 29, 2017, by and among the Company, Expedia and the other parties thereto. For purposes of this Annual Report, we refer to the Sixth Amended and Restated Investors’ Rights Agreement and the Fourth Amended and Restated Voting Agreement as the “Shareholder Agreements”. The Shareholder Agreements provide Expedia with the rights and obligations described below.
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
Expedia Put Right
We are required to buy back from Expedia, or in certain circumstances facilitate the sale of, the 2015 Expedia shares for fair market value, if we exercise our right to terminate the Expedia Outsourcing Agreement and make the required termination payment of $125.0 million to Expedia in connection therewith. If we remain a public company with securities traded on a recognized securities exchange at the time we receive notice that Expedia is exercising its put right, then we are required to (1) use our best efforts to prepare and file with the SEC a registration statement covering the 2015 Expedia Shares, (2) request, in conjunction with Expedia, quotes from five internationally-recognized underwriting banks for a firm and fully underwritten sale of the 2015 Expedia Shares and (3) assist Expedia in its sale of the 2015 Expedia Shares on a recognized securities exchange or market or otherwise. If the 2015 Expedia Shares cannot be sold in this manner, we are required to purchase the 2015 Expedia Shares at the highest quoted price then available from the aforementioned underwriting banks. If we are no longer a public company with securities traded on a recognized securities exchange, fair market value will be a price agreed upon by the Company and Expedia or, if the parties cannot agree, a price determined through the assistance of third-party valuation experts.
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
Registration Rights
Expedia is entitled to two demand registrations as long as it owns 5% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). Moreover, any other party to our Shareholder Agreements that owns 10% or more our outstanding ordinary shares (calculated on a fully-diluted basis) is also entitled to two demand registrations. We are also required to effect up to two registrations on Form F-3 in any twelve-month period, upon the request of any such shareholders that own 10% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). The Shareholder Agreements also provide the shareholders party thereto with customary piggyback registration rights. Moreover, we are required to pay certain expenses relating to such registrations and indemnify such shareholders against certain liabilities that may arise under the Securities Act. In addition, as previously described, we may also be required to facilitate the sale by Expedia of the 2015 Expedia Shares. In connection with the Amendment to the Expedia Outsourcing Agreement, on August 20, 2020 the Company and Expedia entered into a letter agreement with Expedia (the “Letter Agreement”), extending Expedia’s registration rights under the for a period of two years beyond the expiration date of September 22, 2022.
The foregoing description of the Sixth Amended and Restated Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Sixth Amended and Restated Investors’ Rights Agreement, which is filed as Exhibit 4.1 to this Annual Report. The foregoing description of the Fourth Amended and Restated Voting Agreement is qualified in its entirety by reference to the full text of the Fourth Amended and Restated Voting Agreement, which is filed as Exhibit 4.3 to this Annual Report. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 4.2 to this Annual Report.
Expedia Nominating Agreement
In connection with the Outsourcing Agreement Amendment and waivers granted by Expedia of certain rights set forth in the Sixth Amended and Restated Investors’ Rights Agreement, on October 21, 2020 we entered into a Nominating Agreement with Expedia (the “Nominating Agreement”) that grants Expedia the right to designate one individual to be a nominee for election to the board of directors of the Company.
As of the date of this Annual Report, one of the members of the board of directors of the Company, Mr. Alfonso Paredes, whose term expires at the annual meeting of the Company’s stockholders to be held in 2024, was nominated by Expedia. Therefore, Expedia is not entitled to nominate a director under the Nominating Agreement until Mr. Alfonso Paredes no longer serves on our Board of Directors.
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
Legal Proceedings
See “Item 4. Information on the Company — Business Overview — Legal Proceedings.”

Dividend Policy
In 2023, 2022 and 2021, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.
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
Each Series A Preferred Share confers on the holder the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears. Each Series B Preferred Share confers on the holder the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears. For more information about dividends payments to Series A Preferred Shares and Series B Preferred Shares, see "Item 5. Operating and Financial Review and Prospects — B. Financial Position, Liquidity and Capital Resources."
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
•Director elections and re-elections by shareholders may occur only at annual meetings (not special meetings) and then only in respect of those board seats whose terms expire at such meeting. Nominations of persons for election or re-election as directors of the Company at an annual meeting may only be made by (i) the board of directors; or (ii) any shareholder (or shareholders collectively) other than any holder of Series A Preferred Shares (for so long as such holder has the right to appoint the L Catterton Director) or Series B Preferred Shares (for so long as such holder has the right to appoint the Series B Director), holding not less than 3% of the voting rights that may be exercised at the annual meeting entitled to attend and vote at such meeting, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the nominating shareholders. The board of directors also retains discretion to veto inappropriate candidates nominated by shareholders for election as a director in certain enumerated circumstances, including (a) where the candidate is not qualified, does not have the necessary experience, has a conflict of interest or is otherwise unsuitable or unfit for office; and (b) where an appointment may adversely affect the Company’s (and/or its subsidiaries’ respective) reputation or business; or would result in the Company not having the required number of independent directors for its audit committee; or would result in the Company losing its “foreign private issuer” status.
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
•A meeting of shareholders is duly constituted and quorate if, at the commencement of the meeting, there are present in person or by proxy holders of not less than a simple majority of the votes of the shares entitled to vote on the resolutions to be considered at the meeting. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to such other date, time and place as the chairman may determine and announce at the meeting (without the need for any further notice to shareholders). At any such adjourned meeting, a quorum shall be present if there are present in person or by proxy not less than one-third of the votes of the shares entitled to vote on the resolutions to be considered at the meeting and any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.
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
Argentina
On September 1, 2019, due to various factors that impacted the evolution of the Argentine economy and the uncertainty caused in the financial markets by the presidential election that took place in 2019, by Emergency Decree No. 609/2019 (as amended by Decree No. 91/2019) federal government re-implemented the foreign exchange controls setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the Argentine Central Bank to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the Argentine Central Bank has adopted a series of measures that regulate the official foreign exchange market (the "FX Market"), which are all included in the Amended and Restated Text on Foreign Exchange rules (the “FX Regulatory Framework”).

Among other provisions, recitals and exceptions set forth in such legislation, the FX Regulatory Framework provide certain restrictions applicable to the following transactions: (i) exports and imports of goods and services; (ii) payments of profits and dividends; (iii) sale of non-produced non-financial assets; (iv) external financial loans disbursed as of September 1, 2019 (including those that involves offshore related counterparties); (v) repayment of local notes offerings in dollars; (vi) payments in foreign currency among residents; (vii) payments of External Financial Indebtedness by Collateral Trustees;

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

Outflow of funds: the FX Regulatory Framework establishes certain limitations and regulations to access to the FX Market at the official foreign exchange rate in relation to the import of goods, payment of offshore services, payment of dividends and earnings, repayment of loans, etc. The necessary requirements will depend on each particular transaction. Argentine Central Bank's prior authorization will be required when the necessary applicable requirements are not met. The ability to access the FX Market for cross-border payments will depend on the terms and conditions established by the Argentine Central Bank at the time of the execution of each specific transaction. At the time of the filing of this Annual Report, both general requirements as well as specific requirements that depend on the nature of the transaction to be executed need to be complied with.

As a general rule, in order to grant access to the FX Market for the acquisition of foreign currency or its remittance abroad financial institutions must require their clients certain affidavits indicating compliance with the FX Regulatory Framework. In this regard, local clients must submit certain affidavits which sets forth the following:

i.Local client must state that, on the day it requests access to the FX Market (i.e. on the day a given payment is to be executed), it has all its foreign currency holdings in the country deposited in accounts in financial institutions, and that it does not have “available liquid foreign assets” (including Argentine certificates of deposit representing foreign shares known as “CEDEARs”) for an amount in excess of $100,000. In the event that local client has available liquid foreign assets for an amount in excess of the threshold, it will have to file before the bank (through which a given payment is being executed) a sworn statement stating that such amount in excess is subject to any of the exceptions established under the FX Regulatory Framework.
ii.Local client must undertake to convert into Pesos though the FX Market, within 5 business days of its availability, any funds received abroad arising from collections of (a) loans; (b) term deposits; or (c) sales of any type of assets (e.g. shares, securities, goods, etc.); in case such loans, deposits or assets were granted, constituted, or acquired after May 28, 2020.
iii.Local client must state that, on the day on which it requests access to the FX Market, and in the previous 90 calendar days (in the case of transactions using securities issued under Argentine law) or 180 calendar days (in the case of transactions using securities issued under foreign law), it has not: (a) arranged sales in the country for securities with settlement in foreign currency; (b) carried out swaps of securities issued by residents for foreign assets; (c) carried out transfers of securities to foreign depositories; (d) acquired in the country securities issued by non-residents using pesos; (e) acquired CEDEARs; (f) acquired securities representing private debt issued in foreign jurisdiction; (g) delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, to receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. In addition, the declaring party must also undertake not to carry out these operations on that day and for the following 90 days calendar days (in the case of transactions using securities issued under Argentine law) or 180 calendar days (in the case of transactions using securities issued under foreign law).

Likewise, local client must include a list of the persons who exercise a direct control relationship over it, and legal entities that are part of the same economic group, in accordance with Sections 1.2.1.1 and 1.2.2.1 of the “Large Exposures to Credit Risk” standards of the Argentine Central Bank rules.

Additionally, local client must state that, on that day and in the previous 180 calendar days, it has not delivered funds in local currency or other liquid local assets to them (except funds in foreign currency deposited in local financial institutions), except those directly associated with regular transactions between residents for the acquisition of goods and/or services. This obligation may be deemed fulfilled if local client, and in specific scenarios, individuals informed by local client, submit certain additional affidavits.

Specific requirements vary and are contingent on the particulars of each transaction. According to current regulations, local clients must seek prior approval from the Argentine Central Bank for the acquisition and/or transfer of foreign currency abroad, including but not limited to: (i) import of goods and services transactions completed before December 13, 2023; (ii) repayment of offshore financial indebtedness to offshore related counterparts, to the extent that the transaction does not fulfill certain requirements; (iii) payment of dividends and earnings, to the extent that the transaction does not fulfill certain requirements; (iv) the acquisition of foreign currency by human persons in excess of US$200 each month; (v) acquisition of foreign currency by legal persons, local governments, investment funds, trusts, and other entities within the country, as well as non-Argentine residents (with exceptions such as multilateral agencies, embassies, etc.), for any amount, among others.
E.Taxation
British Virgin Islands Tax Considerations

We are not liable to pay any form of taxation in the BVI. There are currently no taxation, withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders. The BVI is not party to any double tax treaties that are applicable to any payments made to or by us.

All kind of payments by us to persons who are not residents in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not residents in the BVI are exempt from all forms of taxation in the BVI.

No charge is payable by persons who are not residents in the BVI with respect to any shares, debt obligation or other securities of ours.
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
Consequences to U.S. Holders
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our ordinary shares, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below, any such dividend will generally be taxable as U.S. source ordinary income. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. holder’s ordinary shares, and to the extent the amount of the distribution exceeds a U.S. holder’s adjusted tax basis in our ordinary shares, the excess will be treated as gain from the disposition of our ordinary shares (the tax treatment of which is discussed below under “— Gain on Disposition of Ordinary Shares”). Subject to certain holding period and other requirements, (a) any dividends received by a U.S. holder that is a corporation will be eligible for the dividends received deduction and (b) any dividends received by a non-corporate U.S. holder (including an individual) will be eligible for the reduced tax rates that apply to “qualified dividend income.”
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

Information Reporting and Backup Withholding
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
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”).
Consequences to Non-U.S. Holders
Dividends
The rules applicable to non-U.S. holders for determining the extent to which distributions on our ordinary shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “Consequences to U.S. Holders—Dividends.”
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
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our ordinary shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
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
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

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
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
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
Foreign Exchange Risk
We report our financial results in dollars, but most of our revenue and expenses are denominated in other currencies, particularly the Argentine peso, the Brazilian real and the Mexican peso. Any changes in the exchange rates of any such currencies against the dollar will affect our reported financial results as translated into dollars. Furthermore, many of our travel customers travel internationally and any changes in the exchange rate between their home currency and the currency of their intended destination may influence their travel purchases. We also use derivative financial instruments in some cases to manage our foreign exchange risk.
Our supplier arrangements often result in significant balances of both accounts payable and accounts receivable denominated in various currencies. To the extent that the timing of such payments is within our control, we often attempt to accelerate or delay such payments to minimize the disparity between our accounts payable and accounts receivable denominated in each currency, which reduces the effect of exchange rate fluctuations on our reported financial results. For example, we may increase or reduce our factoring of Brazilian installment receivables to increase the total amount of our receivables denominated in Brazilian reais to partially offset our larger balance of accounts payable to suppliers in Brazil that are denominated in Brazilian reais. In addition, we can be exposed to foreign exchange risk with respect to international travel if we accept upfront payment at the time of booking in a travel customer’s home currency and are later required to pay the supplier in the supplier’s home currency.
Inflation and Interest Rate Risk
Brazil, Mexico, Argentina and many other countries in Latin America have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil, Mexico, Argentina and other Latin America countries and heightened volatility in the Latin America financial markets. Changes in inflation rates can affect our pricing as well as our expenses, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installment or other financing options and may make such financing options more expensive for us.

The inflation rate in Brazil, as reflected by the IPCA was 10.1% in 2021, 5.8% in 2022 and 0.6% for 2023. In Mexico the inflation rate in was 7.4% in 2021, 7.8% in 2022 and 4.7% in 2023. The inflation rate in Argentina was 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023.
Interest rates are highly sensitive to many factors, including fiscal and monetary policies to combat inflation and economic, political and other factors beyond our control. From time to time, we factor our receivables to receive cash more quickly. The costs of factoring are driven primarily by interest rates which, in turn, are influenced significantly by inflation and expectations for future inflation. In addition, we maintain revolving credit facilities in certain countries, and the interest rates payable with respect to those facilities also vary based on local market interest rates.
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
ITEM 15    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2023.
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
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management concluded that that the Company maintained effective internal control over financial reporting as of December 31, 2023.
C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.
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

The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. to us, including our subsidiaries, in fiscal years 2023 and 2022.

	Year Ended December 31,
	2023	2022
	(in thousands)
Audit fees (audit of financial statements)(1)	$2,395	$2,545
Audit-Related Fees(2)	160	—
Tax fees (other certifications and tax advisory services)(3)	411	464
All other fees (advisory services)(4)	354	—
Total	$3,321	$3,009
___________
(1)Includes fees related to the audit of the consolidated financial statements as of December 31, 2023 and 2022 and for the years then ended.
(2)Includes fees for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and other permitted services over other financial information and non-financial information. These fees are not reported under the audit fees item above.
(3)Includes fees for permitted tax compliance and tax advisory services.
(4)Includes fees for permitted due diligence transactions.

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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16K.    CYBERSECURITY

We have a cybersecurity strategy designed to identify and manage material risks from cybersecurity threats. Our cybersecurity risk management program and strategy is aligned to our governance and oversight and prioritizes both the corporate information technology environment and customer-facing products.

Risk management and strategy
Our cybersecurity risk management program is based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), and on recognized best practices and standards for cybersecurity and information technology. We believe that our processes provide us with a comprehensive assessment of potential cyber threats and we are working towards achieving a level of maturity in all relevant dimensions. We conduct regular scans, penetration tests, and vulnerability assessments to identify potential threats or vulnerabilities in our systems.

The Company’s cybersecurity risk management program is composed of the following key elements:

•Governance. As discussed in more detail under the heading “Cybersecurity Governance” below, as part of its general oversight duties, the Board is supported in its oversight of cybersecurity risks by the Audit Committee, which regularly interacts with the Company’s Internal Audit function, the Company’s VP of Security Engineering (“CISO”) and the Company’s Chief Technology Officer (“CTO”).

•Risk Assessment and Management. The Company’s cybersecurity risk management program is based on industry standard information security principles and best practices, specifically the NIST Cybersecurity Framework and the Payment Card Industry Data Security Standard ("PCI DSS"). The program uses a proactive approach to regularly identify and assess cybersecurity threats, vulnerabilities and risks, and to evaluate the effectiveness of implemented security controls through internal audits, external threat intelligence, and periodic external independent assessments. Risks identified and assessed through the cybersecurity risk management program are then communicated to our senior leadership team and used to prioritize risks based on their potential impact and likelihood as part of our dynamic risk response strategy.

•Incident Response. We have developed a cyber crisis response plan which provides a documented framework for handling high severity security incidents and facilitates coordination across multiple parts of the company. Our incident response team constantly monitors threat intelligence feeds, handles vulnerability management and responds to incidents.

•Third-Party Risk Management. Our external service provider management program requires third-party service providers who manage sensitive information to comply with our security standards, including notification procedures in the event of an incident involving Company confidential information.

•Education and Awareness. The Company’s mandatory annual cybersecurity employee training program covers critical aspects of digital security, including phishing prevention, threat awareness and safe data handling practices. The annual training program is regularly refreshed based on the evolving security landscape and secure code development. It is also supplemented by awareness initiatives to keep Company personnel updated on cybersecurity threats and the latest security policies and instill a culture of security mindfulness across the organization.

We have experienced, and are continually subject to, cyber-attacks in the normal course of our business. While these past cyber-attacks have not materially affected or, in our belief, are reasonably likely to materially affect us, future cybersecurity incidents and threats may materially affect us, including by affecting our business strategy, results of operations, or financial condition. See “Item 3. Key Information— Risk Factors— Any system interruption, security breaches, or lack of sufficient redundancy in our information systems may harm our businesses.”

Cybersecurity Governance

The Board, in coordination with the Audit Committee, oversees the Company’s risk management program, which includes risks arising from cybersecurity threats. The Company’s CISO and/or the Company’s CTO quarterly meet with the Audit Committee to discuss information security and cybersecurity programs, progress updates on the Company's key cybersecurity initiatives and related priorities and controls. Additionally, the Audit Committee is promptly apprised of any cybersecurity incident that meets established reporting thresholds, and receives ongoing updates regarding any such incident until it has been resolved. At each regularly scheduled Board meeting, the Audit Committee Chair provides the full Board with an update on all significant matters discussed, reviewed, considered and approved by the committee since the last regularly scheduled Board meeting.

The Company’s CISO, in coordination with the Chief Executive Officer (“CEO”) and CTO, works collaboratively across the Company to implement and monitor a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s cybersecurity incident response plan and its security policy. To facilitate the success of the Company’s cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO, the CTO and other executive leadership team members are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report risks from cybersecurity threats and cybersecurity incidents to the Audit Committee when appropriate.

The CISO has extensive information technology and program management experience, including serving in similar roles leading and overseeing cybersecurity programs at other public companies, and has cybersecurity certifications, such as the Certified Information Systems Security Professional certification. The CISO holds a Bachelor of Science in Computer Science and is a Certified Information Systems Security Professional (CISSP) and a Certified Ethical Hacker (CEH). The Company’s CTO holds an undergraduate degree in electronic engineering. The Company’s CEO, CFO and CLO each hold undergraduate and graduate degrees in their respective fields, and each have extensive experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats.

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

1.1
Memorandum of Association and Articles of Association of Despegar.com, Corp., Amended and Restated on December 11, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report filed on Form 6-K, filed on December 14, 2023)

2.1
Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

2.2
Letter Agreement, dated as of August 20, 2020, relating to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 by Despegar.com, Corp. and the shareholders named therein (incorporated by reference to Exhibit 4.4 to the Current Report filed on Form 6-K, filed on August 21, 2020)

2.3
Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

2.4
Nominating Agreement, dated as of October 21, 2020, by and among Despegar.com, Corp. and Expedia, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K, filed on August October 21, 2020)

2.5
Registration Rights Agreement, dated as of September 18, 2020 by and among Despegar.com, Corp. and LCLA Daylight LP (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed on April 30, 2021)

2.6
Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed on April 30, 2021)

2.7	Description of Securities Registered under Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Annual Report filed on Form 20-F, filed on April 10, 2020)

4.1##
Amended and Restated Expedia Outsourcing Agreement dated as of November 14, 2019, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Despegar.com Peru SAC, Despegar.com Chile SpA., Despegar Colombia S.A.S., Viajes Despegar.com O.N.L.I.N.E. S.A., Despegar Ecuador S.A., Despegar.com USA, Inc., Despegar.com Panama S.A., and Holidays S.A. (incorporated by reference to Exhibit 4.1 to the Annual Report filed on Form 20-F, filed on April 10, 2020)

4.2*##
Amendments to the Amended and Restated Lodging Outsourcing Agreement, dated as of October 21, 2021, June 7, 2022, October 27, 2022, November 18, 2022, June 12, 2023 and September 29, 2023, among Expedia, Inc., Travel Reservations S.R.L, Decolar.com, Inc., and each of the subsidiaries of Decolar Inc. parties thereto

4.3#
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

4.5
Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and Waha LATAM Investment Limited (incorporated by reference to Exhibit 4.2 to the Current Report filed on Form 6-K, filed on August 21, 2020)

4.6	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.7
Despegar.com, Amended and Restated 2016 Stock Incentive Plan, as amended through April 26, 2023 (incorporated by reference to Exhibit 4.9. to the Registration Statement filed on Form S-8, filed on May 2, 2023

8.1*	List of Subsidiaries of Despegar

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

97*	Incentive Compensation Clawback Policy

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents

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
Date: April 26, 2024

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Despegar.com, Corp.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Shareholders’ (Deficit) Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill and Indefinite-Lived Intangible Assets Impairment Assessment

As described in Notes 3, 14 and 15 to the consolidated financial statements, the Company’s goodwill and indefinite-lived intangible asset balances were $150.8 million and $13.9 million as of December 31, 2023, respectively. Management conducts an impairment assessment as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying values of goodwill and indefinite-lived intangible assets may be impaired. An impairment charge of goodwill is recorded based on the excess of the reporting unit’s carrying amount over its fair value. An impairment charge of indefinite-lived intangible assets is recorded for the excess of their carrying values over their fair values. As of December 31, 2023, management performed the annual goodwill and indefinite-lived intangible assets impairment assessments and determined there was no impairment of goodwill or indefinite-lived intangible assets. The fair value of reporting units is estimated by management using a discounted cash flow model. The fair value of indefinite-lived intangible assets is estimated by management using an income approach under the relief-from-royalty method. The determination of the fair values of the Company’s reporting units and indefinite-lived intangible assets includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The significant assumptions used in management’s models consisted of the forecasted gross bookings; forecasted revenues, net of the most significant costs and expenses; the discount rate and royalty rates.

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

Audit of Commissions and Service Fee Revenues

As described in Notes 3 and 22 to the consolidated financial statements, the Company’s revenues derived from commissions and service fees were $607.3 million for the year ended December 31, 2023, representing 86% of the Company’s total consolidated revenues. These revenues are generated by providing online travel reservation services, which principally allow travelers to book travel reservations with travel service providers through the Company’s platforms.

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

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Walter Rafael Zablocky (Partner)
Walter Rafael Zablocky Buenos Aires, Argentina April 26, 2024

We have served as the Company’s auditor since 2007.

Despegar.com, Corp.
Consolidated Balance Sheets as of December 31, 2023 and 2022
(In thousands of U.S. dollars)

	As of December 31,	As of December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$214,575	$219,167
Restricted cash	$25,947	$25,879
Trade accounts receivable, net of allowances of $6,809 and $10,529	$183,393	$147,398
Loans receivable, net of allowances of $13,111 and $11,938	$21,385	$15,385
Related party receivable	$16,646	$10,676
Other assets and prepaid expenses	$52,287	$46,621
Assets held for sale	$23,019	$—
Total current assets	$537,252	$465,126
Non-current assets
Restricted cash	$932	$—
Other assets and prepaid expenses	$78,886	$69,784
Loans receivable, net of allowances of $472 and $473	$1,741	$1,185
Lease right-of-use assets	$21,950	$22,428
Property and equipment, net	$16,400	$15,532
Intangible assets, net	$90,421	$91,500
Goodwill	$150,752	$138,637
Total non-current assets	$361,082	$339,066
TOTAL ASSETS	$898,334	$804,192
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$51,932	$58,024
Travel accounts payable	$355,387	$287,426
Related party payable	$88,248	$37,472
Short-term debt and other financial liabilities	$28,530	$29,931
Deferred revenue	$31,804	$23,348
Other liabilities	$94,693	$114,221
Contingent liabilities	$6,080	$7,982
Lease liabilities	$6,035	$6,081
Liabilities held for sale	$8,370	$—
Total current liabilities	$671,079	$564,485
Non-current liabilities
Other liabilities	$12,631	$20,845
Contingent liabilities	$14,738	$30,593
Long-term debt and other financial liabilities	$2,262	$5,119
Lease liabilities	$16,970	$17,151
Related party liability	$125,000	$125,000
Total non-current liabilities	$171,601	$198,708
TOTAL LIABILITIES	$842,680	$763,193
Series A non-convertible preferred shares, no par value, 150,000 shares authorized, issued and outstanding	$134,773	$121,449
Series B convertible preferred shares, no par value, 50,000 shares authorized, issued and outstanding	$46,700	$46,700
TOTAL MEZZANINE EQUITY	$181,473	$168,149
SHAREHOLDERS’ DEFICIT
Common stock (1)	$292,226	$287,553
Additional paid-in capital	$291,440	$323,706
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(11,658)	$(16,092)
Accumulated losses	$(618,832)	$(643,322)
Treasury Stock	$(78,267)	$(78,267)
Total Shareholders’ Deficit	$(125,819)	$(127,150)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$898,334	$804,192

(1)	Represents 72,908 shares (in thousands) issued as of December 31, 2023 and 72,316 shares (in thousands) issued as of December 31, 2022. See Note 27.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Operations
for the years ended December 31, 2023, 2022 and 2021
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Revenue (1)	$706,040	$537,972	$322,843
Cost of revenue	(228,938)	(182,898)	(160,240)
Gross profit	$477,102	$355,074	$162,603
Operating expenses
Selling and marketing	$(220,361)	$(165,150)	$(95,290)
General and administrative	(77,766)	(101,521)	(83,694)
Technology and product development	(109,130)	(89,992)	(74,743)
Impairment of long-lived assets and goodwill	—	—	(5,106)
Other operating expense, net	(4,546)	—	—
Total operating expenses	$(411,803)	$(356,663)	$(258,833)
(Loss) / Gain from equity investments	(1,060)	(164)	342
Operating income / (loss)	$64,239	$(1,753)	$(95,888)
Financial results, net	(36,633)	(45,459)	(10,207)
Income / (Loss) before income taxes	$27,606	$(47,212)	$(106,095)
Income tax (expense) benefit	(3,116)	(21,309)	230
Net income / (loss) for the year	$24,490	$(68,521)	$(105,865)
Net loss attributable to redeemable non-controlling interest	—	—	1,237
Net income / (loss) attributable to Despegar.com, Corp.	$24,490	$(68,521)	$(104,628)

(1)	Includes $40,288, $24,220 and $19,205 for related party transactions for the years 2023, 2022 and 2021, respectively. See Note 24.

Losses per share available to common shareholders (Note 26):
Basic	$(0.09)	$(1.28)	$(1.75)
Diluted	$(0.09)	$(1.28)	$(1.75)
Shares used in computing losses per share (in thousands):
Basic	77,170	76,823	76,653
Diluted	77,170	76,823	76,653
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Comprehensive Income (Loss)
for the years ended December 31, 2023, 2022 and 2021
(In thousands of U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Net income / (loss) for the year	$24,490	$(68,521)	$(105,865)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	4,434	1,973	(5,485)
Comprehensive income / (loss) for the year	$28,924	$(66,548)	$(111,350)
Net loss attributable to redeemable non-controlling interest	—	—	1,237
Foreign currency translation adjustment attributable to redeemable non-controlling interest	—	—	143
Comprehensive income / (loss) attributable to Despegar.com, Corp.	$28,924	$(66,548)	$(109,970)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Changes in Shareholders’ (Deficit) Equity
for the years ended December 31, 2023, 2022 and 2021
(In thousands of U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income / (loss)	Accumulated losses	Treasury Stock	Total equity / (deficit)
	Number of shares issued (in thousands)	Amount
Balance as of January 1, 2021	70,099	$265,698	$379,780	$(728)	$(12,580)	$(470,173)	$(68,267)	$93,730
Stock-based compensation expense	—	—	12,338	—	—	—	—	12,338
Foreign currency translation adjustment	—	—	—	—	(5,485)	—	—	(5,485)
Exercise of stock-based awards	1,147	14,234	(12,712)	—	—	—	—	1,522
Net loss for the year	—	—	—	—	—	(104,628)	—	(104,628)
Accretion of Series A non-convertible preferred shares	—	—	(10,600)	—	—	—	—	(10,600)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,251)	—	—	—	—	(15,251)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—	—	(2,000)
Accretion of redeemable non-controlling interest	—	—	(1,355)	—	—	—	—	(1,355)
Balance as of December 31, 2021	71,246	$279,932	$350,200	$(728)	$(18,065)	$(574,801)	$(68,267)	$(31,729)
Stock – based compensation expense	—	—	7,292	—	—	—	—	7,292
Foreign currency translation adjustment	—	—	—	—	1,973	—	—	1,973
Exercise of stock-based awards	1,070	7,621	(7,254)	—	—	—	—	367
Net loss for the year	—	—	—	—	—	(68,521)	—	(68,521)
Treasury Stock	—	—	—	—	—	—	(10,000)	(10,000)
Accretion of Series A non-convertible preferred shares	—	—	(11,884)	—	—	—	—	(11,884)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,375)	—	—	—	—	(15,375)
Accretion of redeemable non-controlling interest	—	—	(473)	—	—	—	—	(473)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—	—	(2,000)
Redemption of non-controlling interest	—	—	3,200	—	—	—	—	3,200
Balance as of December 31, 2022	72,316	$287,553	$323,706	$(728)	$(16,092)	$(643,322)	$(78,267)	$(127,150)
Stock – based compensation expense	—	—	3,454	—	—	—	—	3,454
Foreign currency translation adjustment	—	—	—	—	4,434	—	—	4,434
Exercise of stock-based awards	592	4,673	(4,646)	—	—	—	—	27
Net income for the year	—	—	—	—	—	24,490	—	24,490
Accretion of Series A non-convertible preferred shares	—	—	(13,324)	—	—	—	—	(13,324)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,750)	—	—	—	—	(15,750)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—	—	(2,000)
Balance as of December 31, 2023	72,908	$292,226	$291,440	$(728)	$(11,658)	$(618,832)	$(78,267)	$(125,819)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2023, 2022 and 2021
(In thousands of U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income / (loss)	$24,490	$(68,521)	$(105,865)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Net loss attributable to redeemable non-controlling interest	—	—	1,237
Unrealized foreign currency loss	50,068	11,937	3,310
Changes in fair value of earnout liability	1,598	(2,113)	(841)
Changes in seller indemnification	(1,598)	2,113	841
Loss / (gain) from equity investments	1,060	164	(342)
Depreciation expense	8,535	7,018	6,917
Amortization expense	27,975	28,985	27,288
Impairment of long-lived assets and goodwill	—	—	5,106
Other operating expense, net	4,546	—	—
Stock-based compensation expense	3,454	7,292	12,338
Amortization of lease right-of-use assets	6,930	5,095	5,319
Interest and penalties	4,207	2,428	1,263
Income tax (benefit) / expense	(14,143)	11,981	(12,625)
Allowance for credit expected losses	12,044	12,747	3,238
Provision for contingencies	1,795	18,060	3,862
Changes in assets and liabilities, net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	(70,196)	(16,690)	(63,003)
Increase in loans receivable, net of allowance	(7,137)	(10,179)	(6,462)
(Increase) / Decrease in related party receivable	(8,440)	9,610	(12,138)
(Increase) / Decrease in other assets and prepaid expenses	(47,719)	28,069	(14,045)
Increase in accounts payable and accrued expenses	7,250	4,398	21,631
Increase in travel accounts payable	61,945	837	44,544
Increase / (Decrease) in other liabilities	2,750	(750)	29,372
Decrease in contingent liabilities	(22,052)	(22,587)	(1,577)
Increase in related party payable	50,243	1,900	15,418
Decrease in lease liabilities	(7,647)	(4,589)	(5,792)
Increase in deferred revenue	12,772	9,497	4,534
Net cash flows provided by / (used in) operating activities	$102,730	$36,702	$(36,472)
Cash flows from investing activities:
Origination of loans receivable	(21,048)	(17,562)	(2,169)
Collection of loans receivable	9,456	7,289	433
Payments for acquired business, net of cash acquired	—	(7,019)	(5,750)
Payment for other assets	—	(3,190)	—
Acquisition of property and equipment	(9,820)	(4,288)	(2,368)
Capital expenditures, including internal-use software and website development	(31,146)	(26,372)	(18,823)
Net cash flows used in investing activities	$(52,558)	$(51,142)	$(28,677)
Cash flows from financing activities:
Net increase / (decrease) of short-term debt	4,725	(57)	(178)
Proceeds from issuance of short-term debt	29,145	31,572	17,034
Payment of short-term debt	(33,277)	(26,970)	(9,803)
Proceeds from issuance of long-term debt	—	—	3,943
Payment of long-term debt	(6,168)	(4,156)	(2,913)
Payment of promissory notes of Best Days acquisition	(16,648)	—	—
Purchase of treasury stock	—	(10,000)	—
Payments of debenture issuance by securitization program	(5,789)	—	—
Payments of expenses related to preferred shares and warrants	—	—	(170)
Payments for acquired non-controlling interest	—	(3,200)	—
Collect on debenture issuance by securitization program	7,534	4,545	—
Exercise of stock-based awards	4	340	889
Payment of dividends to stockholders Series A and Series B convertible preferred shares	(17,750)	(17,375)	(9,972)
Net cash flows used in financing activities	$(38,224)	$(25,301)	$(1,170)
Effect of exchange rate changes on cash and cash equivalents	(6,205)	5,564	(4,943)
Net increase / (decrease) in cash and cash equivalents	$5,743	$(34,177)	$(71,262)
Cash and cash equivalents and restricted cash as of beginning of the year	245,046	279,223	350,485
Cash and cash equivalents and restricted cash as of end of the year	250,789	245,046	279,223
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2023, 2022 and 2021 (Continued)
(In thousands of U.S. dollars)

	For the year ended December 31,
	2023	2022	2021
Supplemental cash flow information
Cash paid for income tax	$17,347	$8,550	$2,455
Interest paid	$43,411	$8,484	$5,161

<

Conciliation of Cash and cash equivalents:
As of December 31, 2023
Cash and cash equivalents as of end of the year	$250,789
Cash and cash equivalents related to business classified as held for sale (Note 32)	$9,335
Cash and cash equivalents as of end of the year, net of business held for sale	$241,454
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
As a result of the deterioration of our business due to the COVID-19 pandemic, we incurred significant losses during 2020 and 2021 which increased our accumulated losses to $643.3 million as of December 31, 2022 which led to a shareholders’ deficit of $127.2 million as of that date. From 2022 onwards, positive cash flows were generated from operations, accompanied by an increase in sales of 67% in 2022 and 119% in 2023, reducing the shareholders' deficit to $125.8 million as of December 31, 2023. In addition, our cash and cash equivalents balance amounted to $214.6 million as of December 31, 2023.
We continuously monitor our business performance, revenue and costs, our current and projected liquidity and operating plans. These assessments require the use of various internal and external information to build projections, including estimates from industry associations, such as the International Air Transport Association (“IATA”), which is expecting that travel will continue to improve during the coming years. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue. The principal assumptions used in our cash flow analyses to estimate future liquidity requirements consisted of forecasting gross bookings and revenues, net of our most significant costs and expenses, forecasting working capital requirements and commitments, including but not limited to our preferred dividends, debt payments and acquisition commitments. Based on these actions and assumptions and considering our available cash and cash equivalents balance as of December 31, 2023, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months as from the issuance of these consolidated financial statements.
2.    Basis of consolidation and presentation
Basis of presentation
We prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Our consolidated financial statements include the accounts of Despegar.com, Corp., our wholly owned subsidiaries, and entities in which we have a variable interest, and we are the primary beneficiary as 'Vert' and 'K-FIDC', please see Note 11.
We record redeemable or non-redeemable non-controlling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Non-controlling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities. As of December 31, 2023, there is no outstanding amount of redeemable non-controlling interest. We consolidate our subsidiaries from the date on which we obtain control. We deconsolidate any subsidiary from the date we lose control.
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
The following are our subsidiaries as of the end of the years presented:

Name of the subsidiary (in alphabetical order)	Type	Country of incorporation	As of December 31, 2023	As of December 31, 2022
			% Owned
Badurey S.A.	Holding	Uruguay	100%	100%
BD Travelsolution, S. de R.L. de C.V. (1)	Operating	Mexico	—%	100%
Click Hoteles.com, LLC	Holding	United States	100%	100%
Decolar.com Ltda.	Operating	Brazil	100%	100%
Decolar.com, Inc.	Holding	United States	100%	100%
Despegar Colombia S.A.S.	Operating	Colombia	100%	100%
Despegar Ecuador S.A.	Operating	Ecuador	100%	100%
Despegar.com Chile SpA	Operating	Chile	100%	100%
Despegar.com México S.A. de C.V.	Operating	Mexico	100%	100%
Despegar.com Peru S.A.C.	Operating	Peru	100%	100%
Despegar.com USA, Inc.	Operating	United States	100%	100%
Despegar.com.ar S.A.	Operating	Argentina	100%	100%
DFinance Holding Ltda.	Holding	Brazil	100%	100%
Holidays S.A.	Operating	Uruguay	100%	100%
Jamiray International S.A.	Operating	Uruguay	100%	100%
Koin (BVI) Limited	Holding	British Virgin Islands	100%	100%
Xirex Contigo Sapi De CV Sofom ENR	Operating	Mexico	100%	100%
Ruselmy S.A.	Operating	Uruguay	100%	100%
Koin Administradora de Cartões e Meios de Pagamento S.A.	Operating	Brazil	100%	100%
Rivamor S.A.	Holding	Uruguay	100%	100%
Ruotej S.A.	Operating	Uruguay	100%	100%
Satylca S.C.A.	Holding	Uruguay	100%	100%
Servicios Online 3351 de Venezuela C.A.	Operating	Venezuela	100%	100%
South Net Chile, SpA (2)	Operating	Chile	100%	100%
South-Net Turismo S.A.U.	Operating	Argentina	100%	100%
Transporturist, S.A. de C.V.	Operating	Mexico	100%	100%
Travel Reservations S.R.L.	Operating	Uruguay	100%	100%
TVLX - Viagens e Turismo S.A. (3)	Operating	Brazil	—%	100%
Viajes Beda, S.A. de C.V.	Operating	Mexico	100%	100%
Viajes Despegar.com O.N.L.I.N.E. S.A. (4)	Operating	Costa Rica	—%	100%

(1)	Dissolved entity on January 17, 2023.
(2)	In process of dissolution.
(3)	Merged with Decolar.com Ltda. on January 1, 2023.
(4)	Dissolved entity on July 25, 2023.

Reclassifications
We have reclassified prior period financial statements to conform to the current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with U.S. GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include recoverability of indefinite-lived intangible assets and, goodwill and disposal group classified as held for sale; recoverability of deferred tax assets and uncertain tax positions; loss contingencies and acquisition purchase price allocations.
Foreign currency translation
We have selected the U.S. dollar as our reporting currency. For local functional currency locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income / (loss).
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
In the second half of 2019, the Argentine government instituted exchange controls restricting the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity’s authorization request to the Central Bank of Argentina to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms, in which an entity or individual buys U.S. dollar denominated securities in Argentina (i.e., shares, sovereign debt) using Argentine Peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as Blue Chip Swap Rate). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2023, the spread of the Blue Chip Swap Rate was 20.4%.
However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2023 was $808.45 Argentine Pesos per US dollar. We use Argentina’s official exchange rate to record the accounts of Argentine subsidiaries.
Concentration of credit risk
Cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and loans receivable are potentially subject to credit risk. However, there are not significant concentrations of credit risk arising from these financial instruments. We place our cash and cash equivalents and restricted cash and cash equivalents with several financial institutions in different countries and financial instruments that are highly liquid and highly rated. Our Brazilian and Mexican operations concentrate around 24% and 24%, respectively, of our cash and cash equivalents balance as of December 31, 2023. Cash and cash equivalents balances in other countries do not exceed 15% of the total cash and cash equivalents as of December 31, 2023.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
We have also substantial credit risk primarily in our consumer loans held for investment. We are exposed to default risk on loans receivable. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions. Loans receivable are concentrated in Brazil. Due to the relatively small dollar amount of individual loans receivable, we generally do not require collateral on these balances.
We maintain an allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends, and other information. Furthermore, we utilize a simplified roll rate method to calculate the allowance for expected credit losses of our loans receivable. See Notes 9 and 10 for details.
In addition, our business is subject to certain risks and concentrations including our dependence on relationships with travel suppliers, primarily airlines and Expedia, Inc. (“Expedia”, a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company – see Note 24), dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. We also rely on global distribution systems (“GDS”) providers and other third-party service providers for certain fulfillment services.

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
Impacts from COVID-19 disrupted our typical seasonal pattern for bookings, revenue, profit and cash flows during the first quarter of 2021. Despite of this impact, booking and travel trends improved throughout 2021 and 2022. This has resulted in working capital benefits and positive cash flow more akin to typical historical trends. In 2023 we didn't have any impact related to the COVID-19 pandemic.
3.    Summary of significant accounting policies
Revenue recognition
We generate revenue from our travel and financial services businesses. The majority of our revenues relates to our travel business for all years presented.
Travel business:
We offer traditional travel services on a stand-alone and package basis generally either through the pre-pay/merchant business model (“Prepay Model”) or the pay-at-destination/agency business model (“PAD Model”). We primarily generate revenue from facilitation services, either directly or using affiliated travel agencies. We consider both the traveler and the travel supplier as our customers.
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
Revenues under the Prepay Model represented 89%, 86%, and 84% of our consolidated travel revenues for the years ended December 31, 2023, 2022, and 2021, respectively.
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
Our revenue from commissions and service fees represented 87%, 85% and 83% of our total consolidated travel revenues for the years ended December 31, 2023, 2022, and 2021, respectively.
•Incentive fees:
We may receive incentive fees from our travel suppliers or Global Distribution Systems ("GDS") providers if we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case basis.
Our revenues from incentive fees represented 6%, 7% and 9% of our total consolidated travel revenues for the years ended December 31, 2023, 2022, and 2021, respectively.
•Advertising:
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.
Our revenues from advertising represented 3% of our total consolidated travel revenues for all the years presented.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
•Destination services:
We recognize revenue as services are provided. We present revenue on a net basis for most of destination services transactions.
Our destination services represented less than 4% of our total consolidated travel revenues for all years presented.
•Other revenue:
We also derive revenue from other sources. Also, we operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such bank co-branded credit cards. Loyalty points can be redeemed for free or discounted travel products.
For loyalty points earned through travel product purchases, we apply a relative selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. In 2023, we started to apply an estimated future breakage rate of rewards points generated to calculate the relative standalone selling price for loyalty points based on our historical data of twelve months feedback.
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
Our revenues from interest income were 81%, 93% and 98% of our total consolidated financial services for the years ended December 31, 2023, 2022 and 2021, respectively.
Our revenues from financial intermediation processing fees and fraud prevention services revenues were 19%, 7% and 2% of our total consolidated financial services for the years ended December 31, 2023, 2022 and 2021, respectively.
Cash and cash equivalents and restricted cash
Cash and cash equivalents and restricted cash include cash on hand, deposits held with banks and other short-term liquid investments with original maturities of three months or less. Gains or losses are recognized in “Financial results, net” when incurred.
In addition, our restricted cash are primarily deposits related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). Also included within the restricted cash balance related to cash and cash equivalents balances of the securitization VIEs.
See Notes 8 and 11 for further information.
Trade accounts receivable, net
Trade accounts receivable are generally due within thirty days and are recorded net of an allowance for expected credit losses.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
We applied ASC 326 for the measurement of expected credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We consider accounts outstanding longer than the contractual payment terms as past due. We have identified the relevant risk characteristics of our customers and the related receivables, which include the following: size, type or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we make estimates of expected credit losses for our allowance by considering a several factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. This is assessed at each quarter based on our specific facts and circumstances. See Note 9 for additional information.
The provision for expected credit losses is recorded as cost of revenue in our consolidated statements of operations.
Loans receivable, net
Loans receivable represent loans granted to customers through our financial services business. Loans receivable are reported at their outstanding principal balances plus estimated collectible interest, net of allowances for uncollectible accounts. We typically place loans on non-accrual status as soon as the customer is due on its payments. Penalties and late interest fees are recognized as amounts are received. Accrual is restored when all overdue payments are settled by the customer.
Most of our loans receivable are short-term in nature, accrue fixed interest rates and repaid in a period ranging between seven and ten months, while a minor portion of loans are repaid within twenty-four months.
We closely monitor credit quality for all loans receivable on a recurring basis. To evaluate a consumer seeking a loan, we use, among other indicators, a risk model internally developed, as a credit quality indicator to help predict the consumer’s ability to repay the principal balance and interest related to the credit. The risk model uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators. Internal indicators consider customer’s history with us, credit scoring and risk profile, among others. In addition, we consider external information to enhance the scoring model and the decision-making process. The internal indicators and the external credit score are combined in a risk matrix, which is also used to price the loans based on the risk profile.
Securitization of loans receivable
In connection with securitization programs, we may sponsor and establish trusts (deemed to be variable interest entities “VIEs”) to ultimately purchase certain of our loans receivable. Securities issued by securitization trusts are senior or subordinated, based on the criteria established by each trust. Generally, the subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. For these VIEs, generally the creditors have no recourse to our general credit and the liabilities of the VIEs can only be settled by the respective VIEs’ assets. Additionally, the assets of the VIEs can be used only to settle obligations of the VIEs. We consolidate securitization VIEs when we are deemed to be the primary beneficiary and therefore have the power to direct the activities that most significantly affect the VIEs’ economic performance and a variable interest that could potentially be significant to the VIE. Management assesses whether we are the primary beneficiary of the VIEs on an ongoing basis. See Note 11 for details.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The estimated useful lives (in years) of the main categories of our property and equipment are as follows:

Asset	Estimated useful life (in years)
Computer hardware and software	3
Vehicles	5
Office furniture and fixture	10
Buildings	50
Expenditures for repairs and maintenance are charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset and it is depreciated over the remaining life of the fixed asset.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Finite-lived intangible assets such as customer relationships, licenses and certain trademarks and domains are amortized over their respective estimated useful lives.
We also capitalize certain direct development costs associated with website and internal use developed technology and include external direct costs of services and payroll costs for employees devoting time to the software projects principally related to platform development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as finite-lived intangible assets and are generally amortized over a period of 3 to 5 years beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
Recoverability of goodwill and indefinite-lived intangible assets
We assign goodwill to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of December 31, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to it carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
We generally base our measurement of fair value of reporting units on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant assumptions in the discounted cash flows model include: our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. We believe the discounted cash flows is the best method for determining the fair value of our reporting units because it is one of the most common valuation methodologies used within the travel and internet industries.
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
In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trademarks and domains, using the relief-from-royalty method. Our significant assumptions include: our forecasted revenues and the royalty rate method assumes that the trademarks and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.
See Notes 14 and 15 for further information.
Recoverability of intangible assets with finite lives and other long-lived assets
Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of 3 to 10 years and 50 years for buildings. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
observable market value of an asset, among others. If such facts indicate a potential impairment, we assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.
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
Redeemable non-controlling interests
We redeemed the non-controlling interest in Koin in January 2022 and therefore there is no outstanding redeemable non-controlling interest balance as of December 31, 2023.
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
Severance payments
We recognize a liability for severance payments if the following criteria are met: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and (e) the plan has been communicated to employees. See Note 20 for details.
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
Derivative financial instruments
We carry derivative instruments at fair value on our consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts we would expect to receive or pay upon termination of the contracts as of the reporting date. As of December 31, 2023 and 2022, our derivative instruments primarily consisted of foreign currency forward contracts. We are exposed to various market risks that may affect our consolidated results of operations, cash flows and financial position. These market risks include, but are not limited to, fluctuations in foreign currency exchange rates. Our primary foreign currency exposures are to the currencies of Latin American countries, including Argentina, Brazil and Mexico, in which we conduct a significant portion of our business operations. As a result, we face exposure to adverse movements in foreign currency exchange rates as our results of operations are translated from local currencies into U.S. dollars upon consolidation. Additionally, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency of an entity result in gains and losses that are reflected in net income / (loss).
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
Financial results, net
We incur in financial results such as factoring interest, gains or losses on derivative financial instruments, interest income from financial investments, interest accrued on financial liabilities and foreign exchange gains or losses.
Stock-based compensation
We measure and amortize the fair value of restricted stock units and stock options as follows:
Restricted Stock Units (“RSUs”). Our RSUs consist of service-based awards. RSUs are stock awards that are granted to employees entitling the holder to shares of common stock as the award vests, typically over a 3 or 4-year period, but may accelerate in certain circumstances. During the year ended December 31, 2023, we issued RSUs as our primary form of stock-based compensation, some of them vest 33% after one year and others vest 25% after one year and will then vest yearly over the following 3 or 4 years, as appropriate. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value as stock-based compensation expense over the vesting term on a straight-line basis.
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
Since December 31, 2022, all stock options are fully vested. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Marketing and advertising expenses
We incur advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote our business. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of advertisement in the period during which the advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or (ii) on a straight-line basis over the term of the contract. Our advertising expenses were $131,887, $102,962 and $52,480 for the years ended December 31, 2023, 2022 and 2021, respectively.
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
Government grants and other assistance
We recognize government grants in our consolidated financial statements when it is probable that the grant will be received and we will comply with the conditions of the grant. Government grants are recorded as a reduction in the related operating expense or the cost of the asset that they are intended to defray. The government grants we received have principally been granted to defray personnel costs. We have not received government grants in 2023 and 2022.
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
For additional information on how we compute earnings per share, see Note 26.
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
Assets and Liabilities Held for Sale
Our Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the asset or disposal group; (2) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated; (4) the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year; (5) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset or disposal group until the date of sale. We assess the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.
Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation and reports long-lived assets and/or the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale, respectively, in our consolidated balance sheet. See Note 32 for further information.
Recently adopted accounting policies
Accounting Standards Update (ASU) 2022-04, “Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”: In September 2022, the FASB issued new guidance, which provides guidance on the disclosure requirements for supplier finance programs. The amendments require that a buyer in a supplier finance program disclose sufficient qualitative and quantitative information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The amended guidance is effective for the Company as from January 1, 2023, with the amendment on rollforward information effective January 1, 2024, with early adoption permitted. The amendments on supplier finance programs should be applied retrospectively except for the amendment on rollforward information, which should be applied prospectively. The adoption of this new standard did not have a material impact on our consolidated financial statements.
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
Recent accounting policies not yet adopted
Accounting Standards Update (ASU) 2023-01, “Leases (Topic 842) - Common Control Arrangements”: In March 2023, the FASB issued new guidance, these amendments provide private companies and not-for-profit organizations that are not conduit bond obligors with a practical expedient to use the written terms and conditions of a common control arrangement to determine whether a lease exists and, if so, the classification of and accounting for that lease. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-02, “'Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method” In March 2023, the FASB issued new guidance, these amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. The ASU responds to shareholder feedback that the proportional amortization method provides investors and other allocators of capital with a better understanding of the returns from investments that are made primarily for the purpose of receiving income tax credits and other income tax benefits. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock": In July 2023, the FASB issued new guidance, this ASU amends the FASB Accounting Standards Codification for SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-04, “Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 121”: In August 2023, the FASB issued new guidance, this ASU amends the FASB Accounting Standards Codification™ for SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 121 which expresses the views of the staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for platform users. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-05, “Business Combinations— Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement”: In August 2023, the FASB issued new guidance, this ASU applies to the formation of entities that meet the definition of a joint venture (or a corporate joint venture) as defined in the FASB Accounting Standards Codification® Master Glossary. While joint ventures are defined in the Master Glossary, there has been no specific guidance in the Codification that applies to the formation accounting by a joint venture in its separate financial statements. The amendments in the ASU require that a joint venture apply a new basis of accounting upon formation. As a result, a newly formed joint venture, upon formation, would initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”: In October 2023, the FASB issued new guidance, the amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
regulations. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ”: In November 2023, the FASB issued new guidance, this ASU applies to all public entities that are required to report segment information in accordance with Topic 280, Segment Reporting. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-08, “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”: In December 2023, the FASB issued new guidance, the amendments apply to all entities. ASU No. 2023-08 is intended to improve the accounting for certain crypto assets by requiring an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments also improve the information provided to investors about an entity’s crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”: In December 2023, the FASB issued new guidance, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income/(loss) by the applicable statutory income tax rate). We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires registrants to provide certain climate-related information in their registration statements and annual reports. The rules require information about a registrant's climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks will also include disclosure of a registrant's greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. These requirements are effective for the Company in various fiscal years, starting with its fiscal year beginning January 1, 2026. Disclosures will be required prospectively, with information for prior periods required only to the extent it was previously disclosed in an SEC filing. The Company is currently evaluating the impact of these final rules on its consolidated financial statements and disclosures.
4.    Acquisitions
2023 Acquisition Activity
We did not complete any acquisitions during the year ended December 31, 2023.
2022 Acquisition Activity
During the year ended December 31, 2022, we completed one business combination, as follows:
Acquisition of Viajanet
On June 1, 2022 (the “Closing Date”), we consummated the acquisition of a 100% equity interest of TVLX Viagens e Turismo S.A. (“Viajanet”), a company organized under the laws of Brazil (the “Viajanet Acquisition”), pursuant to a Share Purchase Agreement dated May 5, 2022 (the “Acquisition Agreement”). Viajanet is an online travel agency primarily focused on air travel in Brazil.
The purchase price was fixed at $13,971 after net debt and working capital adjustments, of which $9,355 was paid on June 30, 2022 and the remaining amount will be payable in June 2025.
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
We allocated the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date. The estimated fair value of assets acquired and liabilities assumed was determined with the assistance of a third-party valuer. Goodwill was recognized as the excess of the aggregate of the fair values of consideration transferred over the fair value of assets acquired and liabilities assumed.
The purchase price allocation at the acquisition date was as follows:

Consideration:
Purchase price paid on June 1, 2022	$9,355
Fair value of deferred purchase price	4,616
Total consideration as of acquisition date	$13,971
Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents and restricted cash	$2,337
Trade accounts receivable	1,004
Intangible assets	7,868
Property and equipment	769
Seller indemnification	7,956
Other assets	1,070
Total assets acquired	$21,004
Accounts payable and accrued expenses	$2,054
Travel accounts payable	6,861
Contingent liabilities	8,139
Deferred tax liabilities	2,212
Other liabilities	490
Total liabilities assumed	$19,756
Total net assets acquired	$1,248
Goodwill	$12,723
Intangible assets acquired consisted of the following:

	Amount	Estimated useful life (in years)
Trademarks and domains	$4,601	20
Developed technology	2,165	3
Customer relationships	800	1
Domains	302	20
Total intangible assets acquired	$7,868
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

Period from the date of acquisition to December 31, 2022
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
5.    Redeemable non-controlling interest
In connection with the acquisition of the 84% controlling interest in Koin on August 20, 2020, we recognized $2,655 as of December 31, 2022 for the 16% redeemable non-controlling interest held by the former owners. The terms of the agreement provided us with the right to acquire the non-controlling interest and provided the former owners the right to sell
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
their non-controlling interest back to us, assuming our call right was not exercised, at a date and fixed prices defined in the agreement.
The non-controlling interest was not redeemable during 2020 and 2021, but it was probable of becoming redeemable (the redemption depended solely on the passage of time). Accordingly, we recorded the non-controlling interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, which was February 20, 2022. The accretion of the non-controlling interest to its earliest redemption value was recorded using an interest method. We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in capital and reduced net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class method. We recorded the non-controlling interest amount in the “mezzanine” section of our consolidated balance sheets, outside of shareholders’ deficit. We recorded adjustments of $1,355 to reflect the redemption value as of December 31, 2021.
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
As of December 31, 2023, there is no outstanding amount of redeemable non-controlling interest.
The following table presents a reconciliation of the changes in redeemable non-controlling interest:

	As of December 31, 2023	As of December 31, 2022
Balance, beginning of year	$—	$2,596
Comprehensive loss adjustments:
Net loss attributable to redeemable non-controlling interest	—	—
Other comprehensive loss attributable to redeemable non-controlling interest	—	131
Additional paid-in-capital adjustments:
Adjustment to redemption value	—	473
Redemption of non-controlling interest	—	(3,200)
Balance, end of year	$—	$—
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
On March 21, 2023, we paid $7,896 of accumulated dividends until September 30, 2022. On September 26, 2023, we paid $7,854 of accumulated dividends until March 31, 2023. For the period from April 1, 2023 until December 31, 2023, we accrued $11,491 for unpaid dividends recorded as a charge to additional paid-in-capital.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
As of December 31, 2023, none of the warrants were exercised.
The accumulated accretion as of December 31, 2023, 2022 and 2021 was $13,324 and $11,884 and $10,600, respectively.
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
Conversion Rights:
The Series B Preferred Shares are convertible, at the option of the holder, at any time into Common Stock at an initial conversion price of $9.251 (the “Initial Conversion Price) per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments. As of December 31, 2023 and 2022, there were no conversions of the Series B Preferred Shares. On March 27, 2024, Waha LATAM Investments Limited decided to convert our 50,000 Series B into ordinary shares (For further information, see Note 33).
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
The Series B Preferred Shares are not currently redeemable at December 31, 2023. Also, the events that could cause the Series B Preferred Shares to become redeemable are not considered probable of occurring as of December 31, 2023. Accordingly, accretion from the initial carrying amount to the redemption amount was not required. For the years ended December 31, 2023 and 2022, we accrued, approved, and paid $2,000 and $2,000, respectively, in cash dividends and as of December 31, 2023 there were no undeclared dividends.

7.    Debt and other financial liabilities

The following table summarizes our outstanding short-term and long-term debt and other financial liabilities:

	As of December 31, 2023	As of December 31, 2022
Loan with HSBC Mexico, S.A. principal amount 100,000,000 Mexican Pesos	$—	$5,177
Collect on debenture issuance by securitization program (Note 11)	—	2,231
Loan with Banco de Crédito e Inversiones principal amount 500,000,000 Chilean Pesos	—	251
Loan with Itaú Unibanco S.A. principal amounts 17,200,000 Reais and 3,000,000 Reais	3,605	3,926
Long-term debt, including current maturities	3,605	11,585
Less: Current maturities of long-term debt	1,343	6,466
Long-term debt, excluding current maturities	$2,262	$5,119
Short-term debt, including current maturities of long-term debt	28,530	29,931
Total short-term and long-term debt	$30,792	$35,050
The total estimated fair value of our long-term debt excluding our collateralized debt was approximately $3,601 and $4,843 as of December 31, 2023 and 2022, respectively.
The following table shows the details of the long-term debt outstanding as of December 31, 2023:

Loan	Issuance date	Maturity date	Currency	Amount in original currency	Amount in U.S. dollars	Interest rate	Interest payment
Itaú Unibanco S.A.	November 2020	November 2026	Reais	14,896	3,070	4%	Monthly
Itaú Unibanco S.A.	November 2020	November 2026	Reais	2,598	535	4%	Monthly

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The changes in the balance of our total short-term and long-term debt as of December 31, 2023 and 2022 consist of the following:

	As of December 31, 2023	As of December 31, 2022
Balance, beginning of year	$35,050	$26,683
Collect on debenture issuance by securitization program (Note 11)	—	2,231
Payments of debenture issuance by securitization program (Note 11)	(2,231)	—
Payment of borrowings	(5,807)	(3,927)
Accrued interest	630	641
Interest paid	(361)	(229)
Foreign currency translation adjustment	(211)	(3,997)
Short-term loans, net	3,722	13,648
Balance, end of year	$30,792	$35,050

As of December 31, 2023 and 2022, short-term debt is comprised of seven loans with two financial institutions and five loans with one financial institution, respectively. Short-term debt is taken with maturities ranging from 1 month to 12 months. A portion of the short term debt is collateralized by accounts receivable. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2023 and 2022, excluding our collateralized debt, was 12.29% and 12.98%, respectively. As December 31, 2023, we maintain short-term debt classified as a liability held for sale, see Note 32.

At December 31, 2023, we were in compliance with the applicable covenants under our debt agreements.

8.    Cash and cash equivalents and restricted cash and cash equivalents
Cash and cash equivalents:
Cash and cash equivalents consist of the following:

	As of December 31, 2023	As of December 31, 2022
Cash on hand	$27	$65
Bank deposits (1)	119,806	186,539
Time deposits	57,466	17,117
Money market funds	37,276	15,446
Total cash and cash equivalents	$214,575	$219,167
(1)As of December 31, 2023, we maintain $9,319 as assets held for sale, see Note 32.
Restricted cash:
Restricted cash and cash equivalents amount to $26,879 and $25,879 as of December 31, 2023 and 2022, respectively.
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees.
Also included within the restricted cash balance is $4,108 and $1,492 related to cash and cash equivalents balances of the securitization VIEs as of December 31, 2023 and 2022, respectively (See Note 11).
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table reconciles our cash and cash equivalents and restricted cash as reported in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
As included in our consolidated balance sheets:
Cash and cash equivalents (1)	$223,894	$219,167	$246,078
Restricted cash (1)	26,895	25,879	33,145
Total cash and cash equivalents and restricted cash as shown in our consolidated statements of cash flows:	250,789	245,046	279,223
Cash and cash equivalents related to business held for sale (Note 32)	9,319	—	—
Restricted cash related to business held for sale (Note 32)	16	$—	$—
Cash and cash equivalents as of end of the period, net of business held for sale	$241,454	$245,046	$279,223
(1)As of December 31, 2023, we maintain $9,319 of cash and cash equivalents and $16 of restricted cash as assets held for sale, see Note 32.

9.    Trade accounts receivable, net of allowances:

Trade accounts receivable in our consolidated balance sheets as of December 31, 2023 and 2022 are as follows:

	As of December 31, 2023	As of December 31, 2022
Third-party credit card processors (1)	127,980	87,063
Fulfillment partners	30,310	38,545
Global distribution systems and travel incentives	10,307	12,837
Advertising	8,197	5,676
Airlines	3,297	4,144
Hotels	3,207	2,233
Others	6,904	7,429
Total accounts receivable	190,202	157,927
Allowance for credit losses	(6,809)	(10,529)
Total accounts receivable, Net	$183,393	$147,398
(1)Net of allowance for cancellations, see Note 31.
Our receivables are short-term in nature. We have grouped our trade receivables into pools by country of origin and type (i.e., facilitation services, incentives, advertising, transportation and tour services and others) based on similar risk characteristics. Payment terms for receivables vary depending on type and jurisdiction, generally less than one year.
As it relates to trade receivables with credit card processors which represent most of our trade receivables as of any given date, payment terms vary but typically are received within thirty days after booking except in those cases where transactions are effected through financing installment plans offered by banks. When travelers pay in installments, payment settlement depends on each market's dispositions. Installment plans are offered by banks and may vary, generally up to 12 monthly installments after booking is confirmed. We usually receive full payment from credit card processors within 30 days at an agreed-upon discount rate, regardless of customer due dates. However, in some specific markets we receive payment from credit card processors at the time each installment is due. In these cases, we typically enter into factoring agreements to collect these accounts receivable, thereby reducing the days of outstanding exposure. Payment conditions for accounts receivable from advertising transactions are usually agreed in each specific contract, the common practice for them is to be payable within 30 days. Receivables from back-end incentives typically do not have stated payment terms, although we usually receive this payment within 12 months.
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
The following table shows the activity on the expected credit loss allowance for our trade receivables during the years ended December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022
Balance, beginning of year	$10,529	$10,911
Provisions	4,350	8,233
Recoveries and write-off	(8,837)	(8,884)
Foreign currency translation adjustment	767	269
Balance, end of year	$6,809	$10,529

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
10.    Loans receivable, net of allowances

Current loans receivable in our consolidated balance sheets as of December 31, 2023 and 2022 are as follows:

	As of December 31, 2023	As of December 31, 2022
Loans receivable	$23,794	$23,360
Securitized loans receivable	10,702	3,963
Allowance for credit expected losses	(13,111)	(11,938)
Total current loans receivable, net	$21,385	$15,385

Non-current loans receivable in our consolidated balance sheets as of December 31, 2023 and 2022 are as follows:

	As of December 31, 2023	As of December 31, 2022
Loans receivable	$2,213	$1,658
Allowance for credit expected losses	(472)	(473)
Total non-current loans receivable, net	$1,741	$1,185

For the years ended December 31, 2023 and 2022, all of our loans receivable were originated to consumers in Brazil. As of December 31, 2023 and 2022, 88% and 61% of loans receivable, respectively, were originated to consumers seeking to buy travel products and services with our Brazilian travel subsidiary, Decolar, and the remaining comprised loan receivable originated to consumers seeking to buy products with other merchants.
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

The credit quality analysis of loans receivable was as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	As of December 31, 2023	As of December 31, 2022
1-30 days past due	$4,037	$2,590
31-60 days past due	2,133	1,402
61-90 days past due	1,773	1,218
91-120 days past due	1,214	1,202
121-150 days past due	1,131	1,361
151-180 days past due	1,647	1,504
181-210 days past due	1,094	1,293
211-240 days past due	1,043	1,311
241-270 days past due	1,017	1,344
271-300 days past due	1,219	1,141
301-330 days past due	1,145	960
331-360 days past due	1,139	833
Total past due	$18,592	$16,159
To become due	18,117	12,822
Total loans receivable	$36,709	$28,981

11.    Brazilian accounts receivable securitization program
Koin employs securitization programs to monetize a portion of its loans receivable. These programs involve transferring select loan assets to a special purpose vehicle (SPV), which then issues various forms of interests in those assets to investors. Koin receives cash proceeds and/or other interests in the SPV in exchange for the transferred assets.
As of December 31, 2022, we had a securitization program in place structured to securitize a portion of our loans receivable related to our Koin solution. In this securitization transaction, assets from our balance sheet were transferred to a special purpose vehicle (SPV) we established, which met the definition of a variable interest entity (VIE). The SPV issued various forms of interests in those assets to investors. We received cash proceeds and/or other interests in the securitization SPV for the assets we transferred.
The SPV was a VIE because its total equity investment at risk was not sufficient to permit it to finance its activities without additional subordinated financial support from investors or via the collections from loans receivable purchased. We were considered the primary beneficiary of the SPV since we had the ability to direct the activities of the VIE that most significantly impacted the entity's economic performance and the obligation to absorb losses and the right to receive benefits that were potentially significant to the VIE.
Our continuing involvement in the securitization transaction consisted primarily of holding certain retained interests and acting as the primary servicer for which we earned a servicing fee. We consolidated the assets, liabilities, and related results of the SPV in our consolidated financial statements. Any activity between the participating subsidiary and the SPV was eliminated in consolidation. The assets of the consolidated SPV primarily consisted of cash and cash equivalents and loans receivable, which we reported on our consolidated balance sheet as restricted cash and cash equivalents and securitized loans receivable, respectively. The assets of the SPV were the primary source of funds to settle its obligations. The third-party creditors of the SPV had legal recourse only to the assets securing the debt and did not have recourse to our company. The liabilities primarily consisted of debt securities issued by the SPV, which we reported on our consolidated balance sheet as securitized debt obligations. Additionally, the cash flows generated by the SPV were restricted to the payment of amounts due to third-party investors, but we retained the right to residual cash flows.
This first securitization program ended on October 27, 2023, with the full payment of all due interests and principal amounts by the VIE to the senior investors and with the return of the residual cash flows and loans receivable to Koin.
In January 2023, we launched a second securitization program, this time through a 'K-FIDC' structure, to serve as the successor to the first facility that had reached the end of its revolving period by the end of December 2022. We evaluated
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
the SPV and concluded that it was a VIE, following the same reasoning as for the first facility. We are the primary beneficiary of the SPV since we have the ability to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses and the right to receive benefits that are potentially significant to the VIE.
Our continuing involvement in the securitization transaction consists primarily of holding certain retained interests and acting as the primary servicer for which we earn a servicing fee. We consolidate the assets, liabilities and related results of the SPV in our consolidated financial statements.

The following table summarizes the collateralized debt as of December 31, 2023:

SPV	Collateralized debt	Interest rate	Currency	Maturity
Koin K-FIDC - Current	$7,534	CDI +5.25% (*)	Brazilian Reais	December, 2024
Total	$7,534

(*) As of December 31, 2023, CDI equals 11.65%

The assets and liabilities of the SPV included in our consolidated financial statements as of December 31, 2023 and 2022 are as follows:

Vert-Koin:

	As of December 31, 2023	As of December 31, 2022
Restricted cash and cash equivalents	$—	$1,492
Loans receivable	—	3,963
Allowance for credit losses	—	(550)
Total current assets	$—	$4,905
Loans receivable, net	$—	$—
Total non-current assets	$—	$—
Total assets	$—	$4,905

	As of December 31, 2023	As of December 31, 2022
Accounts payable	$—	$2
Collateralized debt	—	2,314
Other payables	—	1
Total current liabilities	$—	$2,317
Collateralized debt	—	2,231
Total non-current liabilities	$—	$2,231
Total liabilities	$—	$4,548

K-FDIC:

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	As of December 31, 2023	As of December 31, 2022
Restricted cash and cash equivalents	$4,108	$—
Loans receivable	10,702	—
Allowance for credit losses	(1,718)	—
Other receivables and prepaid expenses	749	—
Total current assets	13,841	—
Total assets	$13,841	$—

	As of December 31, 2023	As of December 31, 2022
Accounts payable	$15	$—
Collateralized debt	7,533	—
Total current liabilities	$7,548	$—
Total liabilities	$7,548	$—

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
12.    Other assets and prepaid expenses
Other current assets and prepaid expenses consist of the following:

	As of December 31, 2023	As of December 31, 2022
Tax credits	$37,608	$26,660
Prepaid expenses and advance to suppliers	9,293	14,504
Seller indemnification (1)	2,409	4,216
Others	2,977	1,241
Total other current assets and prepaid expenses	$52,287	$46,621
(1)Correspond to the earnout provision under the Best Day acquisition. See Note 18.
Other non-current assets and prepaid expenses consist of the following:

	As of December 31, 2023	As of December 31, 2022
Deferred tax assets	$70,729	$59,254
Seller indemnification (1)	5,052	6,974
Equity method investments (2)	3,105	3,556
Total other non-current assets and prepaid expenses	$78,886	$69,784
(1)Correspond to the acquisition of Viajanet, see Note 4.
(2)Includes $2.5 million related to an equity stake in Stays acquired in July 2022. Stays is a vacation rental channel manager based in Brazil.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
13.    Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31, 2023	As of December 31, 2022
Computer hardware and software	$32,640	$37,156
Office furniture and fixtures	16,540	14,687
Buildings	2,001	2,042
Vehicles	730	1,814
Land	41	268
Total property and equipment	$51,952	$55,967
Accumulated depreciation (1)	(35,552)	(40,435)
Total property and equipment, net	$16,400	$15,532
(1)Accumulated depreciation as of December 31, 2023 comprised of $26,784, $7,859, $305 and $604 for computer hardware and software, office furniture and fixtures, buildings and vehicles, respectively. Accumulated depreciation as of December 31, 2022 comprised of $28,812, $10,565, $289 and $769 for computer hardware and software, office furniture and fixtures, buildings and vehicles, respectively.
The changes in the balance of property and equipment for the years ended December 31, 2023 and 2022 consist of the following:

	As of December 31, 2023	As of December 31, 2022
Balance, beginning of year	$15,532	$17,285
Additions	9,820	4,288
Acquisitions (Note 4)	—	769
Depreciation	(8,535)	(7,018)
Foreign currency translation adjustment	1,079	208
Assets held for sale (Note 32)	(1,496)	—
Balance, end of year	$16,400	$15,532
Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was classified as follows:

	For the year ended December 31
	2023	2022	2021
Technology and product development	$3,824	$2,591	$2,913
General and administrative	3,187	2,359	2,695
Selling and marketing	1,524	2,068	1,309
Total depreciation expense	$8,535	$7,018	$6,917
As of December 31, 2023 and 2022, we identified no impairment indicators for our property and equipment assets.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
14.    Intangible assets, net
Indefinite-lived and Finite-lived intangible assets, net consists of the following:

	As of December 31, 2023	As of December 31, 2022
Indefinite-lived intangible assets:
Trademarks and domains	$13,882	$13,882
Finite-lived intangible assets:
Trademarks and domains	18,494	31,084
Developed technology	160,436	135,318
Licenses	1,333	2,418
Customer relationships	39,452	34,685
Total intangible assets	$233,597	$217,387
Accumulated amortization (1)	(143,176)	(125,887)
Impairment charges	—	—
Total intangible assets, net	$90,421	$91,500
(1)Accumulated amortization as of December 31, 2023 comprised $112,506, $777, $19,690 and $10,203 for developed technology, licenses, customer relationships and trademarks, respectively. Accumulated amortization as of December 31, 2022 comprised $97,615, $1,741, $12,465 and $14,066 for developed technology, licenses, customer relationships and trademarks, respectively.
The changes in the balance of intangible assets, net for the years ended December 31, 2023 and 2022 consist of the following:

	As of December 31, 2023	As of December 31, 2022
Balance, beginning of year	$91,500	$85,723
Additions	31,146	26,372
Acquisitions (Note 4)	—	7,868
Amortization	(27,975)	(28,985)
Impairment charges	—	—
Foreign currency translation adjustment	3,988	522
Assets held for sale (Note 32)	(8,238)	—
Balance, end of year	$90,421	$91,500
Amortization expense for the years ended December 31, 2023, 2022 and 2021 was classified as follows:

	For the year ended December 31
	2023	2022	2021
Technology and product development	$20,924	$18,825	$18,610
General and administrative	5,711	8,574	7,044
Selling and marketing	1,340	1,586	1,634
Total amortization expense	$27,975	$28,985	$27,288
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The estimated future amortization expense related to intangible assets with finite lives as of December 31, 2023, assuming no subsequent impairment of the underlying assets, is as follows:

Year	Amount
2024	$25,756
2025	20,440
2026	12,644
2027	5,675
2028 and thereafter	12,024
Total	$76,539
Impairment Assessments
Indefinite-lived intangible assets:
Our indefinite-lived intangible assets comprise our trademarks Despegar and Decolar.
We test indefinite-lived intangible assets for impairment as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of our trade name and trademarks, classified as Level 3 measurements, using the relief-from-royalty method, which includes unobservable inputs, including projected revenues and royalty rate of 2.5%. As of December 31, 2023, we performed our annual impairment test and concluded that there was no impairment of indefinite-lived intangible assets.
15.    Goodwill
A substantial portion of our goodwill relates to the acquisition of the Best Day Group. See Note 4 for details.
Goodwill consists of the following:

	As of December 31, 2023	As of December 31, 2022
Goodwill	$150,752	$138,637
The following table presents the changes in goodwill by reportable segment:

	Air	Packages, Hotels and Other Travel Products	Financial Services	Total
Balance as of January 1, 2022	$17,340	$99,490	$5,596	$122,426
Additions	12,723	—	—	12,723
Foreign currency translation adjustment	(603)	3,789	302	3,488
Balance as of December 31, 2022	$29,460	$103,279	$5,898	$138,637
Assets held for sale (Note 32)	—	(3,685)	—	(3,685)
Foreign currency translation adjustment	2,920	12,353	527	15,800
Balance as of December 31, 2023	$32,380	$111,947	$6,425	$150,752
2023 Impairment Assessment
We test goodwill for impairment at the reporting unit level and the tests are performed as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. We compared the fair value of the reporting units to their carrying values. The fair value estimates of the reporting units are based on the present value of their future discounted cash flows, Level 3 inputs (income approach). The income approach estimates fair value utilizing
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
long-term growth rates and discount rates applied to the cash flow projections. The significant estimates used in the discounted cash flows model included our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. Our assumptions were based on the actual historical performance of the reporting units and considered operating result trends, air passenger traffic growth rates, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.
As of December 31, 2023, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill.
16.    Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following:

	As of December 31, 2023	As of December 31, 2022
Marketing suppliers	$23,491	$20,212
Unbilled suppliers	17,039	15,868
Other suppliers	11,402	21,944
Total accounts payable and accrued expenses	$51,932	$58,024
17.    Travel accounts payable
Travel accounts payable consist of the following:

	As of December 31, 2023	As of December 31, 2022
Hotels and other travel providers	$253,092	$200,006
Canceled reservations pending payment to travelers	44,504	44,657
Airlines	49,654	36,070
Other suppliers	8,137	6,693
Total travel accounts payable	$355,387	$287,426

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
18.    Other liabilities
Other current liabilities consist of the following:

	As of December 31, 2023	As of December 31, 2022
Taxes payable	$51,277	$54,177
Salaries payable	39,210	37,927
Purchase price payable for Best Day Group (1)	—	3,744
Accrued earnout liability (2)	2,409	—
Promissory notes issued (3)	—	15,879
Others	1,797	2,494
Total other current liabilities	$94,693	$114,221
Other non-current liabilities consist of the following:

	As of December 31, 2023	As of December 31, 2022
Taxes payable	$—	$16
Deferred tax liabilities	8,100	12,898
Accrued earnout liability (2)	—	811
Purchase price payable for Viajanet acquisition (4)	1,885	4,112
Others	2,646	3,008
Total other non-current liabilities	$12,631	$20,845
(1)The purchase price for the Best Day acquisition was payable on October 1, 2023. However, we settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those payments towards the purchase price.
(2)Correspond to the earnout provision under the Best Day acquisition.
(3)Correspond to legally assumed debt with Best Day prior shareholders. The outstanding debt was settled in October 2023. See Note 4.
(4)Correspond to outstanding balance for the Viajanet acquisition payable in June 2025. However, we settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those payments towards the purchase price.
19.    Derivative financial instruments
As of December 31, 2023 and 2022, derivative financial instruments consist of foreign currency forward contracts of a short-term nature. The following table shows the derivative financial position as of the end of each year:

	Local currency	Notional amount	Type	Maturity	Fair value
2023
	Brazilian Reais	$9,000	Sell	Jan-24	$474
	Brazilian Reais	$7,000	Sell	Feb-24	$294
	Brazilian Reais	$5,000	Buy	Jan-24	$(93)
	Brazilian Reais	$5,000	Buy	Feb-24	$(104)
	Chilean Pesos	$1,500	Buy	Jan-24	$(9)
	Chilean Pesos	$1,500	Buy	Feb-24	$(13)
	Chilean Pesos	$1,500	Buy	Mar-24	$(12)
	Colombian Pesos	$5,300	Sell	Jan-24	$394
	Mexican Pesos	$4,000	Sell	Jan-24	$74
	Mexican Pesos	$6,000	Sell	Feb-24	$61
	Mexican Pesos	$4,000	Sell	Mar-24	$56
	Mexican Pesos	$1,500	Sell	Abr-24	$28
	Total fair value of foreign currency forwards, net				$1,150
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
20.    Restructuring and related reorganization charges
In 2023, we committed to restructuring actions intended to simplify our businesses and improve operational efficiencies, which have resulted in headcount reductions and consolidation of operational functions and systems. As a result, we recognized $6,798 in restructuring and related reorganization charges during 2023. We continue to evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we may incur additional restructuring and reorganization charges.
The following table summarizes the restructuring and related reorganization activity for the years ended December 31, 2023 and 2022:

	Employee severance and benefits	Others	Total
Accrued liability as of January 1, 2022	$—	$—	$—
Charges	—	—	—
Payments	—	—	—
Accrued liability as of December 31, 2022	$—	$—	$—
Charges	$6,798	$—	$6,798
Payments	(5,899)	—	(5,899)
Accrued liability as of December 31, 2023	$899	$—	$899
For the year ended December 31, 2023, we allocated the total employee severance and benefit expenses of $6,798 to “Cost of revenue” ($513), “Selling and marketing” expenses ($196), “General and administrative” expenses ($1,948) and “Technology and product development” expenses ($4,141) in our consolidated statements of operations based on the departmental assignment of terminated employees.
We did not recognize any restructuring and related organization charges during 2022.
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
The following table summarizes our U.S. and foreign income / (loss) before income taxes for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
U.S.	$(13,687)	$(22,264)	$(17,518)
Foreign	41,293	(24,948)	(88,577)
Net income / (loss) before income taxes	$27,606	$(47,212)	$(106,095)
Provision for Income Taxes
The following table summarizes our provision for income taxes for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Current income tax (expenses) / benefit:
U.S. Federal	$(54)	$(188)	$8,355
Foreign	(39,580)	(20,926)	(26,115)
Total current income tax expense	$(39,634)	$(21,114)	$(17,760)
Deferred income tax (expenses) / benefit:
U.S. Federal	5,958	(550)	(1,077)
Foreign	30,560	355	19,067
Total deferred income tax (expenses) / benefit	$36,518	$(195)	$17,990
Income tax (expenses) / benefit	$(3,116)	$(21,309)	$230
Deferred Income Taxes
As of December 31, 2023 and 2022, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2023	As of December 31, 2022
Non-current deferred tax assets	$115,503	$113,474
Total deferred tax assets	$115,503	$113,474
Less: Valuation allowance	(44,774)	(54,220)
Net deferred tax assets	$70,729	$59,254
Non-current tax liabilities	(8,100)	(12,898)
Total deferred tax liabilities	$(8,100)	$(12,898)
Total net deferred tax assets after valuation allowance	$62,629	$46,356
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table summarizes the composition of deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022
Tax loss carryforwards	$72,644	$84,386
Allowance for credit expected losses	5,528	6,068
Provisions and other assets	27,329	15,015
Property and equipment	1,301	1,355
Intangible assets	(3,959)	(5,879)
Others	4,560	(369)
Total net deferred tax assets before valuation allowance	$107,403	$100,576
Less: Valuation allowance	(44,774)	(54,220)
Total net deferred tax assets after valuation allowance	$62,629	$46,356
As of December 31, 2023, we have both foreign and U.S. net operating loss carryforwards (“NOLs”) of $278,106. If not utilized, the NOLs will begin to expire as follows:

	As of December 31, 2023
Expiration date	U.S.	Foreign
Expires 2025	$—	$530
Expires 2026	—	160
Expires 2027	—	630
Expires 2028	—	1,753
Expires thereafter	—	42,352
Without expiration dates	81,595	151,086
Total NOLs	$81,595	$196,511
The following table shows the breakdown of our NOLs by country of origin as of December 31, 2023:

Country	NOL gross amount	Expiration terms
Brazil	$148,927	No expiration. Offset limitation to 30% of taxable income by fiscal year.
Argentina	4,222	5 fiscal years expiration.
United States	81,595	No expiration. Offset limitation of 80% of the taxable income by fiscal year.
Mexico	41,203	10 fiscal years expiration.
Chile	—	No expiration.
Colombia	—	12 fiscal years expiration in general.
Peru	2,159	No expiration. Offset limitation of 50% of the taxable income by fiscal year.
Total NOLs	$278,106

In the aggregate, we have foreign and U.S NOLs amounting to $232,681 which may be carried forward indefinitely but subject to certain percentage limitations of taxable income each year.
As of December 31, 2023, we had a valuation allowance of $44,774 related to certain NOL carryforwards for which it is more likely than not that the tax benefits will not be realized. The valuation allowance decreased by $9,446 from the amount recorded as of December 31, 2022 primarily due to recoverability analysis for the upcoming years. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The following table presents the changes in our valuation allowance for the years ended December 31, 2023, 2022 and 2021:
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

Valuation allowance
Balance as of January 1, 2021	$9,026
Increases	23,124
Decreases	(8,151)
Balance as of December 31, 2021	$23,999
Increases	39,240
Decreases	(9,019)
Balance as of December 31, 2022	$54,220
Increases	8,201
Decreases	(17,647)
Balance as of December 31, 2023	$44,774
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. We have foreign subsidiaries with aggregated undistributed earnings of $20,203 as of December 31, 2023. We have not provided deferred income taxes on taxable temporary differences related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences. We consider the earnings of our foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason we have not recorded a deferred tax liability.
Reconciliation of Statutory Income Tax Rate to Effective Income Tax Rate
The reconciliation of the provision for income taxes for the years ended December 31, 2023, 2022 and 2021 to total income tax expense is as follows:

	Year ended December 31,
	2023	2022	2021
Net income / (loss) before income tax	$27,606	$(47,212)	$(106,095)
Income tax rate	21%	21%	21%
Expected income tax expense / (benefit)	$5,797	$(9,915)	$(22,280)
Permanent differences:
Non-taxable income	(127)	$—	$—
Foreign non-creditable withholding tax	16,588	11,540	7,652
Non-deductible expenses	11,514	10,440	20,743
Currency translation adjustment	5,672	2,595	1,534
Tax credits recovery	(309)	—	—
Others	892	(256)	97
Unrecognized tax benefits and related interest	(14,081)	1,029	6,930
Foreign rate differential	(3,499)	(9,091)	(3,133)
Tax inflation adjustment	(27,103)	(12,716)	(6,906)
Tax holiday	3,977	5,990	334
True up	(1,253)	2,283	(2,238)
Change in rate	—	—	(4,597)
Change in valuation allowance	5,048	19,410	1,634
Income tax expense / (benefit)	$3,116	$21,309	$(230)

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Our effective tax rate for the year ended December 31, 2023 was 11.3%, lower than the effective tax rate of 45.1%, for the year ended December 31, 2022 mainly due to the impact of the tax settlement and closing tax audits in Mexico and Tax inflation adjustment related to accumulated net operating losses in Argentina. The variation is also driven by the effect of incremental withholding taxes applicable to intercompany transactions.
Our effective tax rate for the year ended December 31, 2022 was 45.1%, which is higher than the 21% U.S. corporate tax rate due to changes in valuation allowance of deferred tax assets primarily in Brazil, the U.S. and Mexico based on a recoverability analysis for the upcoming years; increase in foreign non-creditable withholding tax; decrease in impact of uncertain tax positions; effects of non-deductible expenses; and the impact of the new promotional regime "Perse” in Brazil.
Our effective tax rate for the year ended December 31, 2021 was 0.2%, which is lower than the 21% U.S. corporate tax rate due to changes in the statutory tax rate in Argentina; uncertain tax positions and tax contingencies recognition due to the Best Day acquisition; and a reduction of a portion of valuation allowances linked with net operating losses in Brazil, Colombia, Peru and Argentina due to updated recoverability analyses for the upcoming years.
Knowledge-based Economy Promotional Regime in Argentina
On June 10, 2019, the Argentine government enacted Law No. 27,506 (also known as "Knowledge-based Economy Promotional Regime" or “Knowledge Law”), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from specified activities.
On October 7, 2020, changes to the Knowledge-based Economy Promotional Regime were finally approved by the Congress. The approved regime has effect from January 1, 2020 through December 31, 2029 and grants (i) a reduction of the income tax up to 60% (60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the Knowledge-based Economy Promotional Regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). The tax credit may be used within 24 months from its issuance date (this period can be extended for an additional 12 months in certain cases) to offset federal taxes, such as VAT (excludes income tax).
On January 14, 2022, the Under Secretariat of Knowledge Economy issued Disposition 33/2022 by which our Argentine subsidiary Despegar.com.ar S.A. obtained the registration in the National Registry of Beneficiaries of the Knowledge-based Economy Promotional Regime, created by Article 3 of Law No. 27,506, as amended. Tax benefits granted pursuant to the promotional regime to Despegar.com.ar S.A were retroactive to January 1, 2020.
During the years ended December 31, 2023, 2022 and 2021, the tax holiday effect was $2,185, $839 and $334, respectively. The aggregate per share effect of the income tax benefit amounted to $0.03 and income tax expense amounted to $0.01 for the years ended December 31, 2023 and 2022, respectively.
Emergency Program to offset the economic effects of the COVID-19 pandemic for the tourism and events sector PERSE in Brazil
Law 14,148/2021, published on May 3, 2021, established several emergency actions by the government to offset the economic effects of the COVID-19 pandemic for the tourism and events sector (“Programa Emergencial de Retomada do Setor de Eventos y Turismo” or "PERSE"). Benefits include for a 60-month period a 0% rate for corporate income taxes (Corporate Income Tax “IRPJ” and Social Contribution on Net Income “CSLL”) and a 0% rate on federal gross revenue taxes (Contribution to the Social Integration “PIS” and Contribution to Social Security Financing “COFINS).
On March 18, 2022, the Brazilian legislature removed a prior presidential veto on an article from Law 14,148/2021 that introduced a Temporary Tax Exemption for taxpayers in the tourism and events sector. As a result of the removal, the article has been re-included in Law 14,428/2021 and is effective as from that date.
On December 29, 2023 Provisional Measure “MP” 1202/23 was published including, among others, the revocation of article 4 of Law 14.148, which instituted PERSE. Based on the MP all economic sectors benefiting from PERSE must collect the taxes included in the program based on the rates provided for in the specific legislation as following: from April 1, 2024 in relation to federal gross revenue taxes (PIS and COFINS) and CSLL; and from January 1, 2025, in relation to
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
IRPJ. PERSE could progressively be phased out with the gradual resumption of the collection of taxes previously exempted.
The Provisional Measure will be effective for a maximum of 60 days since the date of issuance without approval by the National Congress, and may be renewed once for an additional 60 days, after which, it will cease to be in force unless the National Congress has approved it and passed it into law. As of the date of these consolidated financial statements the PERSE regime is in force and Provisional Measure “MP” 1202/23 was not converted into law.
During the years ended December 31, 2023, and 2022 the tax holiday effect was $1,792 and $6,829, respectively. The aggregate per share effect of the income tax benefit amounted to $0.02 and to $0.09 for the years ended December 31, 2023 and 2022, respectively.
Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits and interest is as follows:

	Year ended December 31,
	2023	2022	2021
Balance, beginning of year	$41,925	$45,865	$32,906
Increases to tax positions related to prior years(1)	—	2,453	8,404
Decreases to tax positions related to prior years(1)(2)	(16,853)	(6,912)	—
Settlements during current year(1)(3)	(8,598)	(5,121)	—
Interest and penalties	2,753	5,687	4,555
Currency translation adjustment	2,171	(47)	—
Balance, end of year	$21,398	$41,925	$45,865

(1) Includes updates, interest and penalties.
(2) Includes tax positions in Mexico, Colombia, Argentina and US related to Best Day acquisition.
(3) Includes tax positions effectively settled in Mexico related to Best Day acquisition.
As of December 31, 2023, and 2022, we had $21,398 and $41,925 of gross unrecognized tax benefits, respectively.
As of December 31, 2023 and 2022, total gross interest and penalties accrued were $12,695 and $22,918, respectively. As of December 31, 2023 we recognized a decrease and settlement related to interest and penalties of $9,320 and $4,578 respectively. During the years ended December 31, 2023 and 2022, we recognized interest expense of $2,753 and $5,687 in connection with our unrecognized tax benefits, respectively.
We evaluate the tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and closing of statute of limitations. Such adjustments are reflected in the income tax provision as appropriate.
We are routinely audited by U.S. federal and foreign income tax authorities. At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Mexican Tax Authority finalized during 2023 the examination of the income tax return for the fiscal years 2014, 2015, 2016 and 2017 of our subsidiary Viajes Beda, a settlement request ("acuerdo conclusivo") before the Mexican Taxpayer Ombudsman ("Procuraduría de la Defensa del Contribuyente") was closed and the dispute with the Mexican Tax Authority was concluded. As result we recognized a tax benefit of $14,256 related to transactional taxes (VAT) and $13,241 related to income tax.
During the third quarter of 2020, the Internal Revenue Service (“IRS”) performed an income tax assessment on fiscal year 2017 applying adjustments on foreign tax credits allocation criteria taken during this period. We therefore recognized and paid additional income tax for $1,649. Subsequently, we submitted a request to the IRS to offset the amount paid with net operating losses and recover the cash payment. In 2023, the IRS approved our request and refunded the tax credits to the Company.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
On June 2, 2023, the Colombian Tax Authority (DIAN) issued a Special Requirement as part of the comprehensive International Taxation program. The aim was to modify the income tax declaration by making adjustments related to the increase in declared gross income and the rejection of certain expenses. In response to this requirement, the Company submitted an objection on September 6, 2023. Subsequently, on March 13, 2024, the Authority issued the Official Review Settlement in line with the previous special requirement, establishing a tax liability of $3,694, including a penalty for inaccuracy.
As of the financial statement issuance date, the Company is preparing the document to challenge and reject the Official Review Settlement, which will be submitted within the deadlines set by current regulations.
The Management’s opinion, based on the opinion of external legal counsel, is that the risk of losing the case is not more likely than not. For that reason, the Company has not recorded any expense or liability for the disputed amounts.

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
•Financial Services Business:
Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.
For all our segments, our primary operating performance measure is Adjusted Segment EBITDA. For all years presented, we calculated Adjusted Segment EBITDA as our net loss for the year adjusted for income taxes; financial results, net; stock-based compensation expense; acquisition transaction costs; depreciation and amortization; impairment charges; and restructuring, reorganization and other exit activities charges. Adjusted Segment EBITDA includes allocations of certain expenses based on transaction volumes and other usage metrics. Our allocation methodology is periodically evaluated and may change.
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
In addition, as depreciation and amortization are not included in our segment’s performance measure, we do not report Property and equipment and intangible assets by segment as it would not be meaningful. Our CODM does not regularly use this information. However, we report loans receivable on a gross basis and separately their related allowance for expected credit losses as part of the financial services segment assets as this information is regularly monitored by the CODM.
The following tables present our segment information for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$257,649	$437,010	$11,381	$—	$—	$706,040
Inter segment revenues	$—	$—	$29,531	$(29,531)	$—	$—
Total revenues	$257,649	$437,010	$40,912	$(29,531)	$—	$706,040
Adjusted positive (negative) EBITDA	$13,172	$103,172	$(797)	$—	$—	$115,547
Depreciation and amortization	(9,526)	(11,673)	(1,202)	—	(14,109)	(36,510)
Stock-based compensation expense	—	—	—	—	(3,454)	(3,454)
Restructuring, reorganization and other exit activities charges	—	(4,546)	—	—	(6,798)	(11,344)
Operating income (loss)	$3,646	$86,953	$(1,999)	$—	$(24,361)	$64,239
Financial results, net						(36,633)
Income before income tax						$27,606
Income tax expense						(3,116)
Net income for the year						$24,490
Net income attributable to redeemable non-controlling interest						—
Net income attributable to Despegar.com, Corp.						$24,490

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	Year ended December 31, 2022
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$215,782	$317,748	$4,442	$—	$—	$537,972
Inter segment revenues	$—	$—	$7,805	$(7,805)	$—	$—
Total revenues	$215,782	$317,748	$12,247	$(7,805)	$—	$537,972
Adjusted positive (negative) EBITDA	$17,953	$42,257	$(18,278)	$—	$—	$41,932
Depreciation and amortization	(10,339)	(12,516)	(71)	—	(13,077)	(36,003)
Stock-based compensation expense	—	—	—	—	(7,292)	(7,292)
Acquisition transaction costs	(390)	—	—	—	—	(390)
Operating income (loss)	$7,224	$29,741	$(18,349)	$—	$(20,369)	$(1,753)
Financial results, net						(45,459)
Loss before income tax						$(47,212)
Income tax expense						(21,309)
Net loss for the year						$(68,521)
Net loss attributable to redeemable non-controlling interest						—
Net loss attributable to Despegar.com, Corp.						$(68,521)

	Year ended December 31, 2021
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$118,456	$203,587	$800	$—	$—	$322,843
Inter segment revenues	$—	$—	$707	$(707)	$—	$—
Total revenues	$118,456	$203,587	$1,507	$(707)	$—	$322,843
Adjusted (negative) EBITDA	$(21,536)	$(4,770)	$(13,799)	$—	$—	$(40,105)
Depreciation and amortization	(11,523)	(10,961)	(62)	—	(11,659)	(34,205)
Stock-based compensation expense	—	—	—	—	(12,338)	(12,338)
Impairment charges	(161)	(4,945)	—	—	—	(5,106)
Restructuring, reorganization and other exit activities charges	—	—	—	—	(4,041)	(4,041)
Acquisition transaction costs	—	—	—	—	(93)	(93)
Operating loss	$(33,220)	$(20,676)	$(13,861)	$—	$(28,131)	$(95,888)
Financial results, net						(10,207)
Loss before income tax						$(106,095)
Income tax benefit						230
Net loss for the year						$(105,865)
Net loss attributable to redeemable non-controlling interest						1,237
Net loss attributable to Despegar.com, Corp.						$(104,628)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Revenue by Business Model, Type and Country
The following table presents our consolidated revenues from third parties by business model, revenue type and country for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Business Model:
Prepay model	$619,658	$457,335	$270,891
PAD model	12,709	11,364	5,342
Interest revenue	9,272	4,114	788
Others (1)	64,401	65,159	45,822
Total Revenue	$706,040	$537,972	$322,843
Revenue Type:
Commissions and service fees	$607,251	$455,790	$268,442
Incentive fees	42,998	39,859	28,658
Advertising	20,594	16,166	10,227
Destination services	25,116	14,071	7,959
Interest revenue	9,272	4,114	788
Financial services (2)	2,109	328	13
Others (3)	(1,300)	7,644	6,756
Total Revenue	$706,040	$537,972	$322,843
Country:
Argentina	$118,239	$75,136	$44,789
Brazil	230,306	144,423	75,630
Uruguay	116,364	98,249	43,434
Mexico	129,680	116,273	94,284
Other countries (4)	111,451	103,891	64,706
Total Revenue	$706,040	$537,972	$322,843
(1)Others includes incentive fees, advertising, breakage and loyalty revenue.
(2)Financial services include Financial Intermediation Processing fee, fraud prevention services and others.
(3)Others includes breakage and net effect of loyalty programs (See Note 3).
(4)Other countries include Chile, Perú, Colombia, Ecuador and others.

Assets by Country
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table presents our assets by country:

	As of December 31, 2023	As of December 31, 2022
Goodwill:
Argentina	$1,200	$1,200
Brazil	27,543	25,284
Mexico	97,743	88,280
Uruguay	16,839	16,839
Other countries (1)	7,427	7,034
Total goodwill	$150,752	$138,637
Property and equipment, net:
Argentina	$4,923	$3,735
Brazil	2,759	1,699
Mexico	1,282	4,492
Uruguay	935	657
United States	1,410	3,141
Other countries (2)	5,091	1,808
Total property and equipment, net	$16,400	$15,532

Asset information by segment:
Financial Services:
Loans receivable	$36,709	$28,981
Allowance for credit losses	(13,583)	(12,411)
Total loans receivable, net	$23,126	$16,570
(1)Other countries include Chile, Peru and Colombia.
(2)Other countries include Chile, Peru, Colombia and Ecuador.

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
As of the date of acquisition, we estimated an additional consideration of $1,526 will be paid. The fair value of the earnout contingent consideration was $2,409 and $811 as of December 31, 2023 and 2022, respectively. We recognized the change in the fair value of the earnout contingent consideration under “General and administrative” expenses in our consolidated statements of operations. See Note 4 for additional information on the acquisition.
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
We also evaluate other potential contingent matters, including income tax withholdings, valued-added tax, revenue tax, payroll taxes and other similar matters. We currently estimate possible losses related to these matters for which we have not accrued liabilities, as they are not deemed probable, to be approximately in a range between $93,000 to $124,000. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.
Legal Proceedings
We are a party to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of our business. As of December 31, 2023 and 2022, we have provided an amount of $8,529 and $8,757 to cover for probable losses, respectively.
Labor, Social Security and Tax Contingencies
As of December 31, 2023 and 2022, we have provided an amount of $1,154 and $2,630 mainly related to labor and social security contingencies, respectively.
As of December 31, 2023 and 2022, we have provided an amount of $11,135 and $27,188 mainly related to tax contingencies, respectively.
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
Matters related to PIS/COFINS Importation in Brazil
On October 10, 2023, our subsidiary in Brazil received a Penalty Notice issued by the Brazilian Federal Revenue, embodied in administrative process for the collection of alleged Federal Contributions PIS/COFINS/Importation debts on service imports related to the fiscal year 2019, for the amount of $31,803. According to the tax authority, the company failed to pay importation taxes on remittances abroad made to various legal entities. On November 2, 2023, the company filed its defense rejecting the supposed debt. The defense was complemented by specific supporting documentation to justify remittances abroad and appropriate tax treatment. The Management’s opinion, based on the opinion of external legal counsel, is that the risk of losing the case is reasonably possible, but not probable, based on the technical merits. For that reason, the Company has not recorded any expense or liability for the disputed amounts.
24.    Related party transactions
Balances and operations with Expedia
Expedia, Inc. (“Expedia”), a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company.
We are a party to an outsourcing agreement with Expedia pursuant to which Expedia has the exclusive right to provide lodging reservations for countries outside of Latin America offered through our platforms. Under the agreement, we may contract 10% of lodging inventory directly without using Expedia. The agreement automatically renews every year. The agreement provides for a $125,000 termination fee if we fail to reach certain minimum marketing fee thresholds during specified periods. In addition, we executed addendum to the Expedia Outsourcing Agreement under which Decolar may participate in an accommodation advertising program known as TravelAds sponsored listings and receive a revenue additional to the marketing fee.
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
We are also a party to another outsourcing agreement with Expedia pursuant to which we are required to make our hotel reservations inventory available to certain affiliates of Expedia The agreement automatically renews every year.
Under the agreements, we maintained (i) a receivable position of $16,437 and $10,676 recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2023 and 2022, respectively, and (ii) a payable position of $87,748 and $37,472 recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2023 and 2022, respectively. We generated revenue of $40,288, $24,220 and $19,205 for the years ended December 31, 2023, 2022 and 2021, respectively, representing 6%, 5% and 6% of our total consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively.
Balances with Dominicana Experience DMC, SRL
We maintained (i) a receivable position of $209 recognized under “Related party receivable” in our consolidated balance sheet as of December 31, 2023, and (ii) a payable position of $500 recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
25.    Fair value measurements
Items measured at fair value on a recurring basis
Financial assets and liabilities carried at fair value at December 31, 2023 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$37,276	$—	$—	$37,276
Time deposits	57,466	—	—	57,466
Other assets
Foreign currency forwards	—	1,380	—	1,380
Total assets at fair value	$94,742	$1,380	$—	$96,122
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(2,409)	$(2,409)
Purchase price payable	—	—	(1,885)	(1,885)
Foreign currency forwards	—	(231)	—	(231)
Total liabilities at fair value	$—	$(231)	$(4,294)	$(4,525)
Financial assets and liabilities carried at fair value at December 31, 2022 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$15,446	$—	$—	$15,446
Time deposits	17,117	—	—	17,117
Other assets
Foreign currency forwards	—	936	—	936
Total assets at fair value	$32,563	$936	$—	$33,499
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(811)	$(811)
Purchase price payable	—	—	(4,112)	(4,112)
Foreign currency forwards	—	(427)	—	(427)
Total liabilities at fair value	$—	$(427)	$(4,923)	$(5,350)
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
We measure the fair value of the purchase price payable considering the present value of the deferred payments discounted using a discount rate which represents the maturity and risk of the obligation.
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
As of December 31, 2023 and 2022, our cash and cash equivalents consisted primarily of term deposits with maturities of three months or less, money market funds and bank account balances.
Items measured at fair value on a non-recurring basis

Our non-financial assets, such as goodwill, indefinite and finite-lived intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value only when an impairment charge is recognized, or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Goodwill:

As of December 31, 2023 and 2022, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill. See Note 15 for further details.

Finite-lived intangible assets:

During 2023 and 2022, we had no impairments of finite-lived intangible assets. See Note 14 for further details.
26.    Losses per share
The following table presents our basic and diluted losses per share for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
Net income / (loss) for the year	$24,490	$(68,521)	$(105,865)
Less: Net loss attributable to redeemable non-controlling interest	—	—	1,237
Net income / (loss) for the year attributable to Despegar.com, Corp.	$24,490	$(68,521)	$(104,628)
Accretion of redeemable non-controlling interest	—	(473)	(1,355)
Accretion of Series A non-convertible preferred shares	(13,324)	(11,884)	(10,600)
Accrual of cumulative dividends of Series A non-convertible preferred shares	(15,750)	(15,375)	(15,251)
Accrual of dividends of Series B convertible preferred shares	(2,000)	(2,000)	(2,000)
Net loss for the year attributable to Despegar.com, Corp. common shareholders	$(6,584)	$(98,253)	$(133,834)
Numerator of basic and diluted losses per share	$(6,584)	$(98,253)	$(133,834)
Weighted average common shares outstanding—basic and diluted (1)	77,170	76,823	76,653
Denominator of basic and diluted losses per share	$77,170	$76,823	$76,653
Basic and diluted losses per share	$(0.09)	$(1.28)	$(1.75)
(1)For additional information related to common shares outstanding, see Note 33.

For the year ended December 31, 2023, we excluded 775 of outstanding restricted stock units, 387 stock options and 5,405 convertible preferred stock from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
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
As of December 31, 2023 and 2022, we have no preferred stock outstanding as part of our shareholders’ equity.
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
We classified our warrants in our shareholders’ equity and are included in our consolidated balance sheets within “Additional paid-in capital”. As of December 31, 2023, no warrants were exercised.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Treasury Stock
As of December 31, 2023 and 2022, our treasury stock was comprised of 6,259,966 shares of common stock amounting to $78,267, respectively.
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
We had no share repurchase program outstanding as of December 31, 2023.
Dividends on our Common Stock
During the years ended December 31, 2023 2022 and 2021, we neither declared nor paid any dividends on our common stock.
Dividends on our Mezzanine-classified Preferred Stock
We paid dividends in cash to our Series A preferred shareholders for $7,896 on March 21, 2023 and $7,854 on September 26, 2023. We accrued $15,750 as of December 31, 2023.
On March 25, 2022, we paid $15,375 in dividends to our Series A preferred shareholders. In September 2022, we did not pay dividends in cash but we accrued and accumulated $11,491.
On March 31, 2021, we paid $7,972 in dividends to our Series A preferred shareholders. In September 2021, we did not pay dividends in cash but instead were accrued and accumulated.
During the years ended December 31, 2023 2022 and 2021, we paid $2,000 in dividends to our Series B preferred shareholders, respectively.
Accumulated Other Comprehensive Income / (Loss)
The balance of accumulated other comprehensive income / (loss) as of December 31, 2023, 2022 and 2021 was comprised of foreign currency translation adjustments. These translation adjustments include foreign currency translation gain (losses) for the years ended December 31, 2023, 2022 and 2021 of $4,434, $1,973 and $(5,485), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
28.    Financial results, net
The following table presents the components of financial results, net:

	Year ended December 31,
	2023	2022	2021
Foreign exchange losses	$(12,254)	$(39,152)	$(4,509)
Gains / (losses) on derivative financial instruments	2,385	2,940	(1,096)
Interest income	15,289	17,980	5,972
Interest expense	(10,290)	(8,484)	(5,686)
Factoring expense	(32,216)	(18,463)	(5,382)
Bank expense	(906)	(1,370)	(278)
Others	1,359	1,090	772
Total financial results, net	$(36,633)	$(45,459)	$(10,207)
29.    Stock-based compensation
All stock options are fully vested since December 31, 2022. We did not grant stock options during the years ended December 31, 2023, 2022 and 2021. We generally issue restricted stock units (“RSUs”) as our primary form of stock-based compensation, which consist of service-based awards and typically vest 33% after one year and others vest 25% after one year and will then vest yearly over the following 3 or 4 years, as appropriate.

The following table presents a summary of our RSU activity:

	RSUs (in number of shares)	Weighted average grant-date fair value
Balance as of January 1, 2021	1,679,206	$9.33
Granted	723,908	$12.56
Vested	(1,001,635)	$12.12
Cancelled	(136,776)	$10.49
Balance as of December 31, 2021	1,264,703	$9.60
Granted	622,781	$11.36
Vested	(1,021,791)	$7.30
Cancelled	(195,933)	$11.22
Balance as of December 31, 2022	669,760	$10.74
Granted	892,367	$6.17
Vested	(588,531)	$7.88
Cancelled	(198,345)	$9.21
Balance as of December 31, 2023	775,251	$7.38
The total market value of shares vested during the years ended December 31, 2023, 2022 and 2021 was $4,634, $5,055 and $12,138, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table presents a summary of our stock option activity:

	Options (in number of shares)	Weighted average exercise price
Balance as of January 1, 2021	819,513	$9.11
Exercised	(145,485)	$11.00
Forfeited / Cancelled	(46,272)	$12.40
Balance as of December 31, 2021	627,756	$14.00
Exercised	(48,172)	$6.41
Forfeited / Cancelled	(88,527)	$11.28
Balance as of December 31, 2022	491,057	$9.66
Exercised	(3,827)	$6.03
Forfeited / Cancelled	(77,758)	$9.65
Balance as of December 31, 2023	409,472	$9.73
Fully vested as of December 31, 2023	409,472	$9.73
As of December 31, 2023, the closing stock price of $9.46 was higher than the minimum exercise price of the stock option plans and therefore, there is intrinsic value of $601 at December 31, 2023. The total aggregate intrinsic value of stock options exercised was $12 for the year ended December 31, 2023
As of December 31, 2022, the closing stock price of $5.13 was lower than the minimum exercise price of the stock option plans and therefore, there is not intrinsic value at December 31, 2022. The total aggregate intrinsic value of stock options exercised was $142 for the year ended December 31, 2022.
As of December 31, 2021, the closing stock price of $9.79 was higher than the minimum exercise price of the stock option plans and therefore, there is intrinsic value of $1,026 at December 31, 2021. The total aggregate intrinsic value of stock options exercised was $1,244 for the year ended December 31, 2021.
During the years ended December 31, 2023, 2022 and 2021, we recognized total stock-based compensation expense of $3,454, $7,292 and $12,338, respectively, mainly within “General and administrative” expenses in our consolidated statements of operations. Cash received from stock-based award exercises for the years ended December 31, 2023, 2022 and 2021 was $4, $340 and $889, respectively.
As of December 31, 2023 and 2022, we had 1,184,723 and 1,160,817 shares of common stock assigned for stock-based awards, respectively. We issue new shares to satisfy the exercise or release of stock-based awards.
30.    Leases
We have operating leases for office space, customer centers and a fleet of dedicated vans. Our leases have remaining lease terms of 1 to 17 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.
As of December 31, 2023, our weighted-average discount rate and weighted-average remaining lease term were approximately 9% and 8 years, respectively. As of December 31, 2022, our weighted-average discount rate and weighted-average remaining lease term were approximately 7% and 8 years, respectively.
We had no finance leases as of any of the years presented. We had not entered into leases that had not yet commenced as of any of the years presented.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Supplemental cash flow information related to leases were as follows:

	Year ended December 31
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	$6,068	$6,190
As of December 31, 2023, the operating lease liabilities will mature over the following periods:

As of December 31, 2023
2024	$6,453
2025	5,381
2026	3,859
2027	3,154
2028	2,396
2029 and thereafter	8,403
Total remaining lease payments	$29,646
Less: Imputed interest	(6,641)
Total operating lease liabilities:	$23,005
Current operating lease liability	6,035
Non-current operating lease liability	$16,970
Operating lease costs were $9,375, $8,899 and $10,348 for the years ended December 31, 2023, 2022 and 2021, respectively.
Lease Agreements
We have operating leases outstanding for office space in Mexico with Inmobiliaria Buenaventuras, S.A. de C.V., an entity related to Mr. Julián Balbuena Alonso ('JBA'), who was a member of the board of our subsidiary Viajes Beda, S.A.de C.V. until September 30, 2023.
As of December 31, 2022, our weighted-average discount rate under these agreements was approximately 4.4%, and the weighted average remaining lease term under these agreements was approximately 3 years. Operating lease costs under these agreements were $134 for the year ended December 31, 2022.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
31.    Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts:

	Balance, beginning of year	Charges to earnings	Charges to other accounts(1)		Deductions	Balance, end of year
2021
Allowance for credit expected losses – Accounts Receivable(2)	$9,543	$9,438	$(943)		$(7,127)	$10,911
Allowance for credit expected losses financial – Loans Receivable(3)	$1,252	$2,275	$(114)		$(1,349)	$2,064
Allowance for cancellations	$15,012	$31,016	$69		$(26,881)	$19,216
Other reserves(4)	$565	$7,073	$(43)		$(5,323)	$2,272
2022
Allowance for credit expected losses – Accounts Receivable(2)	$10,911	$8,233	$269		$(8,884)	$10,529
Allowance for credit expected losses financial – Loans Receivable(3)	$2,064	$13,972	$(132)		$(3,493)	$12,411
Allowance for cancellations	$19,216	$5,598	$70		$(16,707)	$8,177
Other reserves(4)	$2,272	$10,187	$112		$(9,779)	$2,792
2023
Allowance for credit expected losses – Accounts Receivable(2)	$10,529	$4,350	$767	$	$(8,837)	$6,809
Allowance for credit expected losses financial – Loans Receivable(3)	$12,411	$13,692	$1,108	$	$(13,628)	$13,583
Allowance for cancellations	$8,177	$17,513	$(541)		$(16,919)	$8,230
Other reserves(4)	$2,792	$11,307	$(263)		$(9,555)	$4,281
(1)Charges to other accounts primarily relate to net translation adjustments.
(2)Deductions include our credit write-off inputs as of December 31, 2023 $1,963.
(3)Deductions include our credit write-off inputs as of December 31, 2023, 2022, 2021 $13,628, $3,218 and $1,068, respectively.
(4)Other reserves primarily include our accrual of the cost associated with purchases made on our website related to the use of fraudulent credit cards charged-back due to payment disputes.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
32.    Assets and liabilities held for sale
The following table presents our information related to the major classes of assets and liabilities that were classified as held for sale in our consolidated balance sheets:

	Year ended December 31, 2023
	Current	Non current	Total
Cash and cash equivalents (Note 8)	$9,319	$—	$9,319
Restricted cash (Note 8)	16	—	16
Trade accounts receivable, net of credit expected loss (Note 9)	6	—	6
Other assets and prepaid expenses (Note 12)	2,238	—	2,238
Related parties receivables (Note 24)	2,567	—	2,567
Property and equipment (Note 13)	—	1,496	1,496
Intangible assets (Note 14)	—	8,238	8,238
Valuation allowance	—	(861)	(861)
Assets classified as held for sale	$14,146	$8,873	$23,019
Accounts payable and accrued expenses (Note 16)	$314	$—	$314
Travel accounts payable (Note 17)	175	—	175
Short-term debt and other financial liabilities (Note 7)	5,966	—	5,966
Other liabilities (Note 18)	1,915	—	1,915
Liabilities classified as held for sale	$8,370	$—	$8,370

The carrying amount of assets and liabilities classified as held for sale as of December 31, 2023 is $23,019 and $8,370, respectively. The Company has recognized a $4,546 non-cash loss on disposal as of December 31, 2023 (presented within “Other operating expenses, net” in the Consolidated Statement of Operations) after comparing the carrying amount of net assets held for sale and its corresponding fair value less cost to sell at year-end. This amount includes the impact of cumulative translation adjustments and deferred income taxes associated with the disposal group. Goodwill allocated to the disposal group (totaling $3,685) has been written-off.
As of December 31, 2023, assets and liabilities classified as held for sale correspond to one of our non-air segment lines of business. Transfer of the disposal group is expected to qualify for recognition as a completed sale in 2024.
We determined that the operations included in the table above did not meet the criteria to be classified as discontinued operations under the ASC 205 guidance.

33.    Subsequent events
Payment of dividends to preferred shareholders
On March 21, 2024, we paid $349 of accumulated dividends to our Series B preferred shareholders.
On March 25, 2024, we paid $15,418 of accumulated dividends to our Series A preferred shareholders.
On March 27, 2024, Waha LATAM Investments Limited decided to convert our 50,000 Series B into ordinary shares at a conversion price of $9.251 per share and a conversion rate of 108.1081 ordinary shares per Series B referred share representing 5,405,405 ordinary shares on an as-converted basis. For this conversion, we utilized our treasury stock held in portfolio. The Series B Preferred Shares were effective converted and sold by Waha on April 1, 2024.
The accompanying notes are an integral part of these consolidated financial statements.