Form 20-F
period 2024-12-31
Despegar.com, Corp.
filed 2025-04-30
CIK 1703141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Telephone: +55 11 4632-1220
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

At December 31, 2024	83,572,285 ordinary shares (excluding ordinary shares held in treasury and warrants)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒  No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☒  No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes  ☒  No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

PART I.

INTRODUCTION
Unless the context suggests otherwise, references in this annual report on Form 20-F (“Annual Report”) to “Despegar,” the “Company,” “we,” “us” and “our” are to Despegar.com, Corp., a business company incorporated in the British Virgin Islands (“BVI”), and its consolidated subsidiaries. Unless the context suggests otherwise, references to “Latin America” are to South America, Mexico, Central America and the Caribbean.
Financial Statements

Our consolidated financial information contained in this Annual Report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022 included in this Annual Report. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in U.S. dollars.

Segment Information

We determine our operating segments based on how our chief operating decision makers (“CODM”) manage our business, make operating decisions and evaluate operating performance. Effective for our fiscal year 2022, our CODM changed their internal reporting to refine the way they view our financial services business and its interaction with our travel business. Additionally, we started allocating certain expenses to our segments which were previously considered part of our corporate structure and were unallocated. These changes resulted in revisions to the financial information provided to the CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. Accordingly, we changed our segment reporting under ASC 280 “Segment Reporting” to report three reportable segments: “Air,” “Packages, Hotels and Other Travel Products” and “Financial Services.”

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
We calculate Adjusted Segment EBITDA with respect to each segment, as our net income (loss) for the year adjusted for (1) income tax expense (benefit); (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges. See Note 21 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.

Non-GAAP Financial Measures

This Annual Report includes certain references to Consolidated Adjusted EBITDA, a non-GAAP financial measure. We calculate Consolidated Adjusted EBITDA as net income / (loss) for the year adjusted for (1) provision for income tax expense (benefit); (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Operating and Financial Metrics—Non-GAAP Financial Measures” for a reconciliation of Consolidated Adjusted EBITDA to net income. Consolidated Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Consolidated Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

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
Certain Operating Measures

This Annual Report includes certain references to the number of travel customers, the number of transactions and gross bookings and total payment volume, which are operating measures. We calculate our number of travel customers to reflect, during a given period, the number of customers who purchased and finalized payment for one or more of our travel products. We define the number of transactions as the total number of travel customer orders completed on our platform or financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. We define gross bookings as the aggregate purchase price of all travel products booked by our travel customers through our platform during a given period related to our travel business. We define gross bookings net as the operating measure that represents our gross bookings net of withholding taxes on international trips in Argentina. We define total payment volume as the US dollar loan volume processed by our “Buy Now, Pay Later” financing solution during a specific period of time. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Operating and Financial Metrics.”
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
Trademarks
Our key trademarks are “Despegar,” “Despegar.com,” “Decolar,” “Decolar.com,” “Best Day,” “HotelDo,” “Viajanet,” “Stays” and “Koin.” Other trademarks or service marks appearing in this Annual Report are the property of their respective holders. Solely for the convenience of the reader, we refer to our brands in this Annual Report without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.
Forward-Looking Statements

This Annual Report includes forward-looking statements, principally under the captions “Item 3. Key Information,” “Item 4. Information on the Company––B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market, as well as the expected benefits, timing, and completion of the proposed Merger (as defined in “—Corporate Reorganization and the Merger”) with Prosus N.V. and certain of its affiliates (“Prosus”). Many important factors, in addition to those discussed elsewhere in this Annual Report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements.

We operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation, and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Annual

Report because of new information, future events or other factors. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of future performance and the future events and circumstances discussed in this Annual Report may not occur or come into existence. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this Annual Report. Unless indicated otherwise, any other capitalized term used herein but not otherwise defined herein has the meaning assigned to such term in the Merger Agreement. For further information on the Merger Agreement, see “—Corporate Reorganization and the Merger” and Exhibit 4.9 to this Annual Report. In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks discussed under the caption “Item 3. Key Information—D. Risk Factors” in this Annual Report and the following factors:

•the ability of the parties to consummate the Merger in a timely manner or at all;
•the risk that the Merger Agreement may be terminated in circumstances that require Despegar to pay the Company Termination Fee;
•the satisfaction (or waiver) of the conditions to the consummation of the Merger, including with respect to the approvals under applicable antitrust or competition laws;
•potential delays in consummating the Merger;
•the risk related to the diversion of management’s attention from Despegar’s ongoing business operations;
•the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;
•the effect of the announcement or pendency of the Merger on our business relationships, operating results, and business generally;
•the risk that the Merger disrupts our current plans and operations or affects our ability to retain or recruit key employees;
•costs, fees, expenses, and charges related to the Merger;
•the effect of limitations that the Merger Agreement places on our ability to operate our business or engage in an alternate transaction;
•the conditions of the capital markets during the period covered by the forward-looking statements;
•the outcome of any legal proceedings that may be instituted against Despegar, Parent (as defined below) or any of their respective directors or officers related to the Merger Agreement or the Merger;
•the risk that our share price may decline significantly if the Merger is not completed;
•our plans for future growth, while balancing the need to sensibly control costs;
•the effect of inflationary and/or recessionary pressure, macroeconomic uncertainty, and foreign exchange fluctuations;
•the ongoing conflict in Ukraine and the imposition of broad economic sanctions on Russia or the Middle East conflict, for example, could raise energy prices again, disrupt global markets and, generally, have a negative impact on the global economic and political conditions in the future;
•our expectations concerning our relationships and actions with third parties;
•our financial performance; and
•developments and projections relating to our competitors, our industry and the general economy.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Corporate Reorganization and the Merger

On December 23, 2024, we entered into that certain Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”) with MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and a wholly-owned subsidiary of Prosus N.V., MIH Investments Merger Sub Limited, a BVI business company with limited liability (“Merger Sub”) and a wholly owned indirect subsidiary of Parent, providing for our acquisition by Parent for $19.50 per ordinary share in an all-cash transaction. Upon the terms and subject to the conditions of the Merger Agreement, Parent will acquire us via the merger of Merger Sub with and into us, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar.com, Corp. continuing as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Merger”). Upon completion of the Merger, we will become a privately-held company, and our ordinary shares will be delisted from the New York Stock Exchange and we will no longer be listed on any public market. On March 4, 2025, at a special shareholders meeting, we received the required affirmative vote of the shares present and voting at the meetings, which was sufficient to approve the Merger. Consummation of the Merger is currently subject to the receipt of required regulatory clearances in Brazil and Mexico, and satisfaction or waiver (where permissible) of other customary closing conditions. We received required regulatory clearances in Chile. See “Item 4. Information on the Company—B. Business Overview—Merger with Prosus” and “Item 3. Key Information—D. Risk Factors—Risks Associated with the Merger” for further information about the Merger and the risks related thereto.
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the principal risks provided below. Please carefully consider all of the information discussed in this “Item 3. Key Information—D. Risk Factors” in this Annual Report for a detailed description of these and other risks.

Certain Risks Related to the Merger
•Completion of the Merger is currently subject to certain conditions and if these conditions are not satisfied or waived, the Merger will not be completed.
•Uncertainty about the Merger may adversely affect our relationships with customers and employees, which could negatively affect our business, whether or not the Merger is completed.
•The regulatory approvals required in connection with the Merger may not be obtained or may contain materially burdensome conditions.
•The pending Merger can materially harm our business and results of operations.
•Litigation against the Company could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.
•The Merger Agreement limits our ability to pursue alternatives to the Merger.

Certain Risks Related to Our Business
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

Certain Risks Related to Latin America
•Latin American countries are subject to political and social instability.
•Latin American countries have experienced periods of adverse macroeconomic conditions.
•Latin American governments have exercised and continue to exercise significant influence over their economies.
•Inflation, and government measures to curb inflation, may adversely affect Latin American economies.
•Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations.
•We are subject to foreign currency exchange controls in certain countries in which we operate.

Certain Risks Related to our Ordinary Shares

•The strategic interests of our significant shareholders may, from time to time, differ from, and conflict with, our interests and the interests of our other shareholders.
•We are a foreign private issuer under U.S. securities regulations and, as a result, we are not subject to U.S. proxy rules and we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
•We are exempt from certain corporate governance requirements of the New York Stock Exchange.
•The requirements of being a public company may strain our resources and distract our management.
•We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
•Any failure to maintain an effective system of internal control may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our ordinary shares.

You should carefully consider the risks described below, in addition to the other information contained in this Annual Report. We also may face additional risks and uncertainties that are not presently known to us, or that as of the date of this Annual Report we deem immaterial, which may impair our business, financial condition and results of operations. If any of these events occur, the trading price of our ordinary shares could decline. In general, you take more risk when you invest in the securities of issuers with operations in emerging markets such as Latin American countries than when you invest in the securities of issuers in the United States and other developed markets. The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including those described in “Introduction—Forward-Looking Statements.”

Certain Risks Related to the Merger

Completion of the Merger is currently subject to certain conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The completion of the Merger is currently subject to satisfaction or waiver of certain customary conditions, including (a) the absence of any decision, injunction, decree, ruling, law or order enacted, issued, promulgated, enforced, or entered by any governmental authority of competent jurisdiction that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger (the “No Order Condition”), (b) all required Requisite Regulatory Approvals (as defined in the Merger Agreement) having been obtained, (c) subject to certain qualifications and materiality thresholds, the accuracy of the representations and warranties of each party, as applicable, (d) the performance by the parties in all material respects of their respective obligations under the Merger Agreement, and (e) in the case of Parent, (i) the absence of any material adverse effect on the Company, (ii) the Company having delivered to Parent a certificate, dated on which the closing of the Merger occurs (such date, the “Closing Date”) and signed by a duly authorized officer of the Company, certifying satisfaction as to the conditions in (c) and (d) above and (iii) (A) the No Order Condition being satisfied, and (B) the Required Regulatory Approvals having been obtained without the imposition of a Burdensome Condition (as defined in the Merger Agreement). On March 4, 2025, at a special shareholders meeting, we received the required affirmative vote of our shareholders to approve the Merger.

There can be no assurance that the conditions to the closing of the Merger will be satisfied, waived, or fulfilled in a timely fashion or that the Merger will be completed. If the conditions are not satisfied or waived in a timely manner and the Merger is not completed, the shareholders of the Company will not receive any of the $19.50 per ordinary share consideration.

Uncertainty about the Merger may adversely affect our relationships with customers and employees, which could negatively affect our business, whether or not the Merger is completed.

The announcement of the Merger on December 23, 2024, whether or not the Merger is subsequently completed, may cause uncertainties in our relationships with our clients which could impair our ability to or expand our historical growth. Furthermore, uncertainties about the Merger may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees which could affect our business.

The regulatory approvals required in connection with the Merger may not be obtained or may contain materially burdensome conditions.

The completion of the Merger is conditioned upon obtaining certain regulatory approvals, and we cannot provide assurance that these approvals will be obtained. If any conditions or changes to the proposed structure of the Merger are required to obtain required regulatory approvals, they may have the effect of jeopardizing or delaying completion of the Merger or reducing the anticipated benefits of the Merger. If we agree to any material conditions in order to obtain regulatory approvals for the Merger, the business and results of operations of the combined company may be adversely affected.

The pending Merger can materially harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including the potential loss of current customers, the limitation on the execution of our strategy to expand our business through mergers, acquisitions, partnerships, and other investments, as well as our ability to raise additional funds through offerings of equity and/or debt and/or other financial vehicles. In addition, the Merger might diverge our management’s and employees’ attention from implementing our growth strategy in our existing markets or in new markets that we are targeting, as well as divert public attention from our positioning of our independent brand and products in a manner that appeals to customers. We will also continue to incur expenses related to the Merger prior to its closing, and we could be subject to costly litigation associated with the Merger. Finally, our ability to respond effectively to competitive pressures, industry developments and future opportunities might be compromised, in particular, given certain restrictions, limitations and commitments stipulated in the Merger Agreement.

Litigation against the Company could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is unsuccessful, defending against these claims can result in substantial costs. Lawsuits could prevent or delay the completion of the Merger and result in significant costs to us, including any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of any potential lawsuits.

The Merger Agreement limits our ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that may discourage a third party from submitting a competing proposal that might result in greater value to our shareholders than the Merger or may result in a potential competing acquirer of the Company proposing to pay a lower per share price to acquire us than it might otherwise have proposed to pay. These provisions include a general prohibition on us from soliciting or, since our shareholders approved the Merger on March 4, 2025, from entering into discussions with any third party regarding any competing proposal or offer for a competing transaction.

Certain Risks Related to Our Business

We are subject to the risks generally associated with doing business in Latin America.

Our business serves the Latin American travel industry and substantially all of our revenue is derived from Latin American countries. Substantially all of our operations are located in Latin America. Moreover, we have a significant number of transactions from Brazil, Mexico, and Argentina as well as other Latin American countries. In 2024, Brazil accounted for 49% of our total transactions and Mexico accounted for 13% of our total transactions. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Related to Latin America.”

General declines or disruptions in the travel industry may adversely affect our business and results of operations.

Our business is significantly affected by the trends that occur in the travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns, including as a result of pandemics such as the outbreak of COVID-19 in 2020, which disrupted worldwide economic activity and, in particular, the travel industry, including as a result of travel restrictions and bans, closing borders, issuing stay at home advisories and orders, implementing quarantines and similar actions. As a result, global travel demand declined significantly and, consequently, resulted in a material adverse effect in our business, results of operations and cash flows. Trends or events that tend to reduce travel and are likely to reduce our revenue include:

•health-related risks, such as the spread of new variants of COVID-19 or the emergence of new pandemics;
•terrorist attacks, threats of terrorist attacks or wars;
•fluctuations in currency exchange rates;
•increased prices in the airline ticketing, hotel, or other travel-related sectors;
•significant changes in oil prices; travel-related strikes or labor unrest, bankruptcies or liquidations;
•travel-related accidents or the grounding of aircraft due to safety or other concerns;
•political unrest and geopolitical conflicts;
•high levels of crime;
•natural disasters or severe weather conditions, including volcanic eruptions, hurricanes, flooding, or earthquakes;
•changes in immigration and visa policies; and
•travel restrictions, tariffs, trade restrictions, or other security procedures implemented in connection with any major events, particularly those that affect travel by Latin Americans within their respective countries, across the region and outbound from the region to the rest of the world.

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

The travel market in Latin America and worldwide is intensely competitive and rapidly evolving. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility, consumer payment options and reliability. We currently compete with both established and emerging providers of travel services and products, including regional offline travel agency chains and tour operators, global online travel agencies (“OTAs”) with presence in Latin America and smaller, country-specific online and offline travel agencies and tour operators. In addition, our travel customers have the option to book travel directly with airlines, hotels and other travel suppliers who are increasingly focused on further refining their online offerings. Large, established internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for travel customers. We also face competition from Airbnb and other providers acting in the alternative accommodations space. Some of our competitors have significantly greater financial and other resources than us. From time to time we may be required to reduce service fees and revenue margins in order to compete effectively and maintain or gain travel customers, brand awareness and supplier relationships.

Further, we may also face increased competition from new entrants in our industry that offer discounted rates and other incentives from time to time, as well as social media channels that market travel products and experiences. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete effectively, our business, financial condition and results of operations may be adversely affected.

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

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines, global distribution system (GDS), service providers, hotels, hotel consolidators, and destination services companies, car rental companies, cruise companies and travel assistance providers, as well as our ability to establish and maintain relationships with new travel suppliers. There are various factors that may affect our relationship with these suppliers and we cannot guarantee that we will be able to continue these relationships or the existing terms with the suppliers. In addition, substantial part of the hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us by affiliates of Expedia, and Expedia is amongst the key providers to us of hotel and other lodging products in Latin America, pursuant to a lodging outsourcing agreement, as amended from time to time. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Expedia.”

In January 2025, we entered into a new strategic partnership with HBX Group through a lodging outsourcing agreement with Hotelbeds USA Inc. (the “HBX Outsourcing Agreement”) through which we offer to our customers wider access to HBX Group’s diverse range of accommodations. Under the terms of the HBX Outsourcing Agreement, if we fail to meet such booking targets during certain measurement periods, we may be subject to certain penalties, including the payment to HBX Group of a percentage of the shortfall amount. For more information on our relationship with HBX, see “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Packages, Hotels and Other Travel Products—HBX Outsourcing Agreement.”

Adverse changes in key arrangements with our suppliers, including an inability of any key travel supplier to fulfill its payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing, and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition, and results of operations.

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

We depend on the use of sophisticated information technology and systems, including artificial intelligence and machine-learning technology, for search and reservation for airline tickets, hotels, and any of the other products that we offer on our platform, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to improve services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features, and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems (including those based on generative artificial intelligence) as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, mobile apps, transaction processing systems, and network infrastructure to meet consumer requirements or emerging industry standards, comply with government regulation or prevent fraud or security breaches. If we face material delays in introducing new or enhanced solutions, our travel customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the introduction of these technologies, particularly generative artificial intelligence, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality, or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. Our personnel could, unbeknownst to us, improperly utilize artificial intelligence and machine learning-technology while carrying out their responsibilities. The use of artificial intelligence can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading, or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to risks related to inaccuracies or errors in the output of such technologies and the risk that using such technologies could result in leakage of our confidential information.

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

In particular, as a substantial portion of our revenue depends on our sales of airline flights, we could be adversely affected by changes in the airline industry, including consolidation or bankruptcies and liquidations, and in many cases, we will have no control over such changes. Any consolidation in the airline industry in the future would result in fewer airlines with potentially more bargaining power with respect to the commissions and incentive payments or other fees they pay to intermediaries. Events or weaknesses specific to the airline industry that could negatively affect our business include airfare fluctuations, airport, airspace, and landing fee increases, seat capacity constraints, removal of destinations or flight routes, travel-related strikes or labor unrest, imposition of taxes or surcharges by regulatory authorities, and fuel price volatility.

If one of our major airline suppliers merges or consolidates with, or is acquired by, another company that either does not participate in the GDS systems we use, or that participates in such systems but at substantially lower levels, the surviving company may elect not to make supply available to us or may elect to do so at lower levels than the previous supplier. Similarly, if one of our major airline suppliers voluntarily or involuntarily declares bankruptcy and is subsequently unable to successfully emerge from bankruptcy, and we are unable to replace such supplier, our business would be adversely affected. In addition, in certain of the countries in which we operate, we may be liable to claims from customers for suspension or termination of services in the event an airline files for bankruptcy. Further consolidation of one or more of the major airlines could result in further capacity reductions, a reduction in the number of airline tickets available for booking on our website and increased air fares, which may have a negative impact on demand for travel products.

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

Potential security breaches to our systems or the systems of our service providers, whether resulting from internal or external sources, could significantly harm our business. Our cybersecurity risk management program is based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), and on recognized best practices and standards for cybersecurity and information technology and we conduct regular scans, penetration tests, and vulnerability assessments to identify potential threats or vulnerabilities in our systems, but we cannot assure you that these measures will prevent all possible security breaches or attacks that could cause significant interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches, and reductions in website availability could cause a loss of substantial business volume during the occurrence of any such incident. Because the techniques used to sabotage security change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventive measures. We have obtained cyber-insurance, however we cannot assure you that our insurance will be sufficient to protect against our losses or will cover all potential incidents. Moreover, security breaches could result in negative publicity and damage to our reputation, result in regulatory scrutiny and exposure to risk of loss or litigation and possible liability due to regulatory penalties and sanctions or pursuant to our contractual arrangements with payment card processors for associated expenses and penalties. Security breaches could also cause travel customers and potential users and our suppliers to lose confidence in our security, which would have a negative effect on the value of our brands. Failure to adequately protect against attacks or intrusions, whether for our own systems or those of our suppliers, could expose us to security breaches that could have an adverse impact on our financial performance.

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

The specialized skills we require can be difficult, time-consuming, and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. Competition for these personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate, train, retain, motivate, and manage sufficiently qualified personnel. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees.

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

If we are unable to identify, attract, hire, train, and retain sufficient employees in these areas, users may not have satisfactory experiences and may turn to our competitors, which may adversely affect our business and results of operations.

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

We rely on various banks to provide financing to our travel customers who elect to use an installment plan payment option. Under our agreements with local and regional banks, we offer consumers the possibility of financing their purchases under installment plans established, offered, and administered by the credit card holders’ issuing banks. Under these agreements, the banks provide the financing arrangements to the consumers and they assume the risk of any potential payment default or delinquency by consumers. Some of our competitors also offer installment plans and may offer installment plans with more attractive terms. If we are not able to offer a competitive selection of installment plan financing at competitive rates, our business and results of operations could be adversely affected. Moreover, our agreements with local banks allow us to offer installment payment plans without assuming collection risk from the travel customer and receive payment in full (provided we choose not to factor such installment payments). We cannot assure you that local banks will not change their credit practices in the future. If our arrangements with local banks are impaired or terminated, our business and results of operations could be adversely affected.

In November 2021, the Central Bank in Argentina enacted Resolution 7407 (still in force) which imposes restrictions on consumers’ ability to use credit card installment plans to finance international travel products and services, including air tickets, hotels and tourism services. These restrictions currently remain in place and we cannot predict if authorities will implement any other restrictions. In our Argentine sales channels, we offer additional payment methods to enhance flexibility for our customers, including the option to complete purchases in U.S. dollars.

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

We utilize internet search engines such as Google, principally through the purchase of travel-related keywords, to generate a significant portion of the traffic to our websites. Search engines frequently update and change the algorithms that determine the placement and display of results of a user’s search. It is possible that any such update could negatively affect us or may negatively affect us relative to our competitors. We have developed search engine management tools that are designed to bid more efficiently on portfolios of travel-related keywords, and we have a search engine management team dedicated to reviewing the return of investment of all biddings. We cannot assure you that these tools will be effective over the long term, as the search engine sector is dynamic and rapidly changing.

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

The market for e-commerce is developing in Latin America. Our future revenue depends substantially on Latin American consumers’ widespread acceptance and use of the internet as a way to conduct commerce. The use of and interest in the internet (particularly as a way to conduct commerce) has grown rapidly since our inception, and we cannot assure you that this acceptance, interest and use will continue in the regions we target. For us to grow our user base successfully, more consumers in our markets must accept and use new ways of conducting business and exchanging information.

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

Our long-term growth strategies involve expanding our service and product offerings, enhancing our service platforms and potentially pursuing acquisitions or other strategic opportunities.

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

Many of these factors are beyond our control, and we cannot assure you that we will succeed in implementing our strategies. Even if we are successful in executing our growth strategies, our different businesses may not grow at the same rate or with a uniform effect on our revenue and profitability.

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

Koin (BVI) Limited (“Koin BVI”) and its operating company, Koin Administradora de Cartões e Meios de Pagamento S.A. (“Koin S.A.” and jointly with Koin BVI, referred to as “Koin”). Koin is a financial services company currently focused on digital payments and credit, in addition to the fraud business, primarily in Brazil and expanding to other countries in the region. Part of our strategy is to grow Koin’s business in Brazil and to continue to expand its business into other markets in Latin America, such as Mexico. Our financial services business involves additional risks not generally associated with our risks of operations, including:

•measuring and limiting credit risk adequately, in particular given that the typical “Buy Now, Pay Later” users are individuals with limited access to traditional financial services;
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

Our ability to effectively detect and mitigate fraud depends on continuously adapting our proprietary technologies and methodologies, and failure to adequately respond to evolving fraudulent activities could adversely impact our reputation and financial results.

Our anti-fraud oversight involves identifying fraudulent transactions for merchants operating across diverse industries. Fraudulent activities are becoming increasingly sophisticated, driven by advancements in technology and the evolving techniques employed by fraud perpetrators. To effectively identify and mitigate fraud, we rely heavily on proprietary algorithms, machine learning models, and analytical methodologies we strive to update on an ongoing basis. These tools require frequent refinement to adapt to new fraudulent patterns, trends, and techniques. Failure to keep pace with evolving fraud techniques or to accurately predict new fraud scenarios could result in incorrect classifications, causing either unnecessary rejection of legitimate transactions or acceptance of fraudulent ones. Either outcome could negatively affect our relationships with merchants, damage our brand, increase customer churn, and adversely impact our financial results and growth.

We may incur financial and reputational losses if our systems fail to accurately identify fraudulent transactions or if we experience false positives resulting in legitimate transactions being declined.

Our anti-fraud solutions are designed to balance fraud prevention with the risk of erroneously declining legitimate transactions, known as “false positives.” Excessive false positives may lead to merchant dissatisfaction, lost revenue, and damage to our reputation. Conversely, insufficient fraud detection capabilities could result in merchants experiencing higher fraud-related losses, which could trigger financial liabilities, customer complaints, and termination of commercial agreements. Our ability to manage and balance these risks is critical to the success of our anti-fraud business and our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities. A sustained increase in either accepted fraud or false positive rates could materially harm our brand and reputation, customer retention, merchant relationships, and overall financial performance.

Our anti-fraud solutions rely on access to extensive data from merchants and third-party sources, and any limitations, inaccuracies, interruptions, or breaches of such data could materially impair our fraud detection capabilities and adversely affect our business.

Effective fraud detection depends on timely and accurate data collected from merchants and third-party sources, including payment processors, identity verification providers, and other partners. If such data is incomplete, inaccurate, or compromised, our fraud detection accuracy and efficiency may be severely impaired. In addition, any interruption in the availability or quality of this data—due to regulatory changes, contractual disputes, cyber-attacks, or technical failures—could reduce our ability to detect fraud effectively. The growing complexity and volume of transactions also demand robust technological infrastructure. Any operational disruption, scalability limitation, or security breach could negatively affect our business operations, regulatory compliance, merchant relationships, and financial condition.

Inadequate credit analysis may adversely affect our financial services business.

One of the payment methods we accept is the “Buy Now, Pay Later” option which is supported by our subsidiary Koin. The credit analysis of our customers' financial condition is based on Koin’s proprietary risk model that uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators which are combined in a risk matrix. Koin’s risk model includes a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment. We could suffer losses due to developments that are contrary to our expectations based on incorrect assumptions used for credit calculations, including with respect to a customer’s credit profile, as well as with respect to macroeconomic conditions. Furthermore, the customers that we target with our “Buy Now, Pay Later” option tend to have limited credit histories and may be particularly susceptible to economic downturns. Therefore, our predictions about the repayment capacity and behavior of these customers is particularly difficult.

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

Our ability to collect on loans in our financial services business is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by several factors, including job loss, divorce, death, illness, or personal bankruptcy. Furthermore, the application of various laws, including bankruptcy and debtor relief laws, may limit the amount that can be recovered on the loans. It is possible that a higher percentage of customers will seek protection under bankruptcy or debtor relief laws due to the current inflationary environment, the possibility of a recession and market volatility. Federal, state, or other restrictions could impair our ability to collect amounts owed and due on the loans facilitated through our platform, reduce income received from the loans facilitated through our platform, or negatively affect our ability to comply with our current financing arrangements or obtain financing with respect to the loans facilitated through our platform. If initial attempts to contact a consumer are unsuccessful, certain delinquent loans may be referred to a collection agent that will service the loans using its own servicing platform. Further, if collection action must be taken in respect of a loan, the collection agent may charge additional amounts, which may reduce the amounts of collections that we receive.

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

The fixed interest rates charged on Koin’s “Buy Now, Pay Later” option on the installment payments to our customers are calculated based upon existing and forecasted interest rates at the time of the purchase by the customer. Increases in the market benchmark would result in increases in the interest rates on new purchases. Increased interest rates may adversely impact the spending levels of consumers and their ability and willingness to purchase our products. Higher interest rates often lead to higher payment obligations, which may reduce the ability of customers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults and charge-offs, and decreasing recoveries, all of which would adversely affect our results of operation.

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

Application of existing tax laws or regulations is subject to interpretation by taxing authorities, we are routinely audited by tax authorities and we are subject to potential tax, labor, and social security contingencies and tax liabilities related to uncertain tax positions.

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

We also evaluate other potential contingent matters related to tax, labor, social security, regulatory, and legal matters. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

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

Moreover, due to these areas of legal uncertainty, and the increasing popularity and use of the internet and other online services, it is possible that new laws and regulations will be adopted with respect to the internet or other online services. If laws relating to these issues are enacted, they may have a material adverse effect on our business, results of operations, and financial condition.

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

In our business, we use personal information, card payment information and other consumer data from users of our website and mobile applications. There are numerous laws regarding privacy and the storing, sharing, use, processing, transfer, disclosure, and protection of personal information, card payment information and other consumer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the practices of the company. Any failure or perceived failure by us, or our service providers, to comply with the privacy policies, privacy-related obligations to users or other third parties, or privacy related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information, payment card information or other consumer data, may result in governmental enforcement actions, litigation or public statements against the Company by consumer advocacy groups or others and could cause our travel customers and members to lose trust in our Company, as well as subject us to bank fines, penalties, or increased transaction costs, all of which could have an adverse effect on our business.

The regulatory framework for privacy issues is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission, and security of personal information by companies operating over the internet have recently come under increased public scrutiny. Countries in Latin America are increasingly implementing new privacy regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted.

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

The FCPA and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or improperly providing anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires maintenance of adequate record-keeping and internal accounting practices to accurately reflect the transactions of covered entities. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives. Other jurisdictions in which we operate have adopted similar anti-corruption, anti-bribery and anti-kickback laws to which we are subject.

Economic sanctions and embargo laws and regulations, such as those administered and enforced by OFAC, vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended over time. Although it is our policy to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance with such laws and regulations at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to varying interpretations.

Civil and criminal penalties may be imposed for violations of these laws. We operate in some countries which may be viewed as high risk for corruption and/or economic sanctions compliance issues. Despite our ongoing efforts to ensure compliance with the FCPA and similar applicable anti-corruption laws, and economic sanctions laws and regulations applicable to our business, there can be no assurance that our officers, directors, employees, agents, and third-party intermediaries will at all times comply with those laws and our policies, and we may be ultimately held responsible for any such non-compliance. If we or our officers or directors violate such laws or other similar laws governing the conduct of our business (including local laws), we or our officers or directors may be subject to criminal and/or civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition and results of operations. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition and results of operations.

We are, and may be in the future, involved in various legal proceedings, the outcomes of which could adversely affect our business and results of operations.

We are, and may be in the future, involved in various legal proceedings relating to allegations of our failure to comply with consumer protection, labor, tax, or antitrust regulations, that could involve claims or sanctions for substantial amounts of money or for other relief or that might necessitate changes to our business or operations.

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

The defense of any of these actions is, and may continue to be, both time-consuming and expensive. We cannot assure you that we will prevail in these legal proceedings or in any future legal proceedings and if such disputes were to result in an unfavorable outcome, it could result in reputational damage and have a material adverse effect on our business, financial condition and results of operations. For a discussion of certain key legal proceedings relating to us, see “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

We currently license from third parties some of the technologies, trademarks and content incorporated into our websites. As we continue to introduce new services that incorporate new technologies, third-party trademarks and content, we may be required to license additional technologies, third-party trademarks, and content. We cannot be sure that such technologies and content licenses will be available on commercially reasonable terms, if at all.

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

We have been subject, and we may or will likely be subject in the future, to inquiries from time to time from regulatory bodies concerning compliance with consumer protection, tax, labor, antitrust, economic sanctions, and travel industry-specific laws and regulations.

Such inquiries have included investigations and legal proceedings relating to the travel industry and, in particular, parity provisions in contracts between hotels and travel companies, including us, as well as allegations of “geopricing” or “geoblocking practices.” See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” for more information. Parity provisions are significant to our business model, and their removal or modification may adversely affect our business, financial condition and results of operations. We are unable at this time to predict the timing or outcome of these various investigations and lawsuits, or similar future investigations or lawsuits, and their impact, if any, on our business and results of operations.

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

Widespread adoption of mobile devices, coupled with the web browsing functionality and development of apps available on these devices, is driving substantial online traffic and commerce to mobile platforms. We have experienced a significant shift of business to mobile platforms, and our suppliers are also seeing a rapid shift of traffic to mobile platforms.

Many of our competitors and new market entrants are offering mobile apps for travel products and other functionality, including proprietary last-minute discounts for accommodation reservations. Advertising and distribution opportunities may be more limited on mobile devices given their smaller screen sizes. The average price of travel products purchased in mobile transactions may be less than a typical desktop transaction due to different consumer purchasing patterns. Further, given the device sizes and technical limitations of tablets and smartphones, mobile consumers may not be willing to download multiple apps from multiple companies providing a similar service and instead prefer to use one or a limited number of apps for their mobile travel activity. As a result, the consumer experience with mobile apps, as well as brand recognition and loyalty, is likely to become increasingly important. Our mobile offerings drive a material and increasing share of our business. We believe that mobile bookings present an opportunity for growth and are necessary to maintain and grow our business as consumers increasingly turn to mobile devices instead of a desktop computer. As a result, it is increasingly important for us to develop and maintain effective mobile apps and websites optimized for mobile devices to provide consumers with an appealing, easy-to-use mobile experience. If we are unable to continue to innovate rapidly and create new, user-friendly and differentiated mobile offerings and advertise and distribute on these platforms efficiently and effectively, or if our mobile offerings are not used by consumers, we could lose considerable market share to existing competitors or new entrants and our business, financial condition and results of operations could be adversely affected.

Moreover, we are dependent on the compatibility of our app with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect the usage of our app on mobile devices. Additionally, in order to deliver high-quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our users to access and use our app on their mobile devices, or if our users choose not to access or use our app on their mobile devices or use mobile products that do not offer access to our app, our user growth and user engagement could be harmed.

Expedia remains a key lodging supply partner for hotel and other lodging products that we offer for all countries outside Latin America.

A substantial number of hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us by affiliates of Expedia pursuant to the Expedia Outsourcing Agreement, as amended from time to time. In addition, Expedia is amongst the key providers to us of hotel and other lodging products in Latin America. For more information on our relationship with Expedia and the Expedia Outsourcing Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Expedia.”

In September 2024, we entered into the second amended and restated lodging outsourcing agreement with Expedia (the “Expedia Outsourcing Agreement”), whereby the parties agreed to terminate the then existing outsourcing agreement, entered into on July 12, 2017 (as amended and restated on November 15, 2019). Most of the terms of the Expedia Outsourcing Agreement are effective since January 1, 2025, with a ten-year term. Expedia is the beneficial owner of 11.5% of our ordinary shares outstanding as of March 31, 2025. We believe that the Expedia Outsourcing Agreement has enhanced our business relationship, and has helped us foster new long-term growth opportunities, while we further optimize our lodging supply.

Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross profit of consumed bookings we sourced through Expedia during the month. We are required to maintain a certain level of bookings through Expedia; otherwise, Expedia may require us to pay a $125.0 million termination fee. The Expedia Outsourcing Agreement may also be terminated by Expedia, and we may be required to pay the termination payment, if the termination by Expedia is under certain circumstances, including material breach of certain terms under the Expedia Outsourcing Agreement or our Shareholder Agreements. In addition, without requiring us to pay the termination fee, Expedia may unilaterally terminate the Expedia Outsourcing Agreement in the event of a “Change of Control” (as defined in the Expedia Outsourcing Agreement).

Subject to the terms of the agreement, the Expedia Outsourcing Agreement allows us to grant to certain third parties (“Decolar Partners”) the right to access and distribute Expedia-sourced lodging inventory. We must ensure that each Decolar Partner remains subject to obligations at least equivalent to those imposed on us under the Expedia Outsourcing Agreement. We remain solely responsible for our Decolar Partners, including for any liabilities or breaches arising from their activities.

If Expedia’s affiliates were to discontinue providing us with their hotel and other lodging products, we could experience temporary and partial limitations in the availability of these products. While we would seek alternative providers, replacing this supply in the short-term might present some challenges, which could have an adverse impact on our business, financial condition, and results of operations. Moreover, if the hotel and other lodging products provided by Expedia were to suffer a deterioration in scale or quality, or if their pricing were not attractive, the products and services that we offer to our users would be adversely affected. Consequently, if a deterioration in the scale or quality of the products and services provided to us by affiliates of Expedia were to occur, or if their pricing were not attractive, we may continue to be limited from terminating the Expedia Outsourcing Agreement.

We may experience constraints in our liquidity and may be unable to access capital when necessary or desirable, either of which could adversely affect our financial condition.

A significant part of our cash balance is held in U.S. dollars. Foreign currency exposure is minimized by managing natural hedges, such as netting the Company’s current assets and current liabilities denominated in the same foreign currencies, by managing short-term loans and short-term investments and engaging in forward contracts for hedging purposes.

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

The availability of financing depends in significant measure on capital markets and liquidity factors over which we exert no control. Considering periodic uncertainty in the capital and credit markets, we can provide no assurance that sufficient financing will be available on desirable or even any terms to improve our liquidity, fund investments, acquisitions or extraordinary actions or that our counterparties in any such financings would honor their contractual commitments, which in turn could negatively affect our business, results of operations and financial condition. In addition, if we raise funding through the issuance of new equity or equity-linked securities, it would dilute the percentage ownership of our then existing shareholders.

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

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. We generally experience seasonal fluctuations in the demand for our travel services, which affects our revenues in a quarterly basis. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

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

Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on environmental, social, and governance (“ESG”) practices of companies. As we look to respond to evolving standards for identifying, measuring, and reporting ESG metrics, our efforts may result in a significant increase in costs and may nevertheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our cost of capital, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by shareholders or stakeholders.

Our ability to achieve ESG goals and initiatives is subject to numerous risks, including: (1) the availability and cost of limiting or eliminating our use of carbon-based energy sources and technologies; (2) evolving regulatory requirements affecting ESG standards or disclosures; (3) our ability to work with partners and providers that can meet our sustainability, diversity, and other standards; (4) our ability to recruit, develop, and retain diverse talent; (5) the impact of our organic growth and acquisitions or dispositions of businesses or operations on our ESG goals; and (6) customers’ actual demand for ESG-oriented product offerings, which may be more expensive and less available than other options.

The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve. In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which requires registrants to provide certain climate-related information in their registration statements and annual reports. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review. The final rules, to the extent they survive ongoing and possibly additional forthcoming legal challenges, may require us to provide certain climate-related information in the future. As such, the final disclosure requirements and reporting timeline are currently unknown, as is the cost of compliance with the new disclosure requirements in their final form. Ensuring there are systems and processes in place to comply with the various ESG tracking and reporting obligations will require management time and expense. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards or regulatory requirements, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, or investor could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions, private litigation, and actions by shareholders or stakeholders.

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

Certain Risks Related to Latin America

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

Many of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, the inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, was 5.8%, 4.6% and 4.8% in 2022, 2023 and 2024, respectively. In Mexico, the inflation published by the INEGI was 7.8%, 4.7% and 4.2% in 2022, 2023 and 2024, respectively. In Argentina, according to measurements from INDEC of the national consumer price index, cumulative consumer price inflation (Inflación Acumulada de Precios al Consumo), was 94.8%, 211.4% and 117.8% in 2022, 2023 and 2024, respectively.

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

Local currencies used in the conduct of our business are subject to depreciation and volatility. The currencies of many countries in Latin America have experienced significant volatility in the past, particularly against the dollar. For example, the Brazilian real appreciated 5.3% and 8.0% during 2022 and 2023, respectively, and depreciated 27.2% in 2024; the Mexican peso appreciated 5.0% and 13.0% during 2022 and 2023, respectively, and depreciated 22.7% in 2024; and the Argentine peso depreciated 72.4%, 356.4% and 27.5% during 2022, 2023 and 2024, respectively.

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

We attempt to minimize our foreign currency exposures by managing natural hedges, netting our current assets and current liabilities in the same foreign currencies, and managing short-term loans and investments for hedging purposes. Additionally, from time to time we enter into derivative transactions. However, depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to effectively hedge our exposure, we could experience a material adverse effect on our financial condition and results of operations.

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

As a result of these exchange controls, markets in Argentina developed trading mechanisms in which an entity or individual buys U.S. dollar-denominated securities in Argentina (e.g., shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as “Blue Chip Swap Rate”). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2024, 2023 and 2022, the spread of the Blue Chip Swap Rate was 15.0%, 20.4% and 94.2%, respectively. Since the new government in Argentina, the Blue Chip Swap Rate has decreased. For a discussion of certain foreign exchange regulations applicable to us, see “Item 10. Additional Information—D. Exchange Controls.”

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

Certain Risks Related to our Ordinary Shares

The strategic interests of our significant shareholders may, from time to time, differ from, and conflict with, our interests and the interests of our other shareholders.

If L Catterton, Expedia, or other investors acquire or continue to own and control, directly or indirectly, a significant portion of our voting share capital, even if their respective interests represent less than a majority of our total voting share capital, such shareholders may be able to exert influence over decisions at both the shareholder and board level of our Company. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Expedia also competes in the global travel industry, and also acts as a supplier to us and certain of our competitors. For a further description of our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 3. Key Information—D. Risk Factors—Certain Risks Related to our Business—Expedia remains a key lodging supply partner for hotel and other lodging products that we offer for all countries outside Latin America.” and “Item 16G. Corporate Governance—Differences in Corporate Law.”

We cannot assure you that the actions of Expedia and other significant shareholders will not conflict with our interests or the interests of our other shareholders.

We are a foreign private issuer under U.S. securities regulations, and as a result, we are not subject to U.S. proxy rules, and we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We report under the Exchange Act as a non-U.S. company and a “foreign private issuer,” as such term is defined under U.S. securities regulations. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified events. In addition, we are not required to file an annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to BVI law or distribute to our shareholders and that is material to our Company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For further information on our insider trading policies, please see “Item 16J. Insider Trading Policies.”

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

For more information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits and protections of certain corporate governance requirements of the New York Stock Exchange.

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

We are a “foreign private issuer,” as such term is defined under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2025.

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

We have identified a material weakness in our internal control over financial reporting, and if we fail to remediate such deficiency and to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our ordinary shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable and accurate financial reports on a timely basis and prevent fraud. During the course of documenting and testing our internal control procedures for the fiscal year ended December 31, 2024, in order to satisfy the requirements of Section 404, we identified a material weakness with respect to the design of effective controls over the authorization of certain pricing policies. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. For further information on the material weakness, see “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control over Financial Reporting.”

In this regard, while we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal control, we will need to continue to dedicate internal resources, and may be required to potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting and continue steps to improve control processes as appropriate. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. Also, we cannot provide assurance that we will not experience significant deficiencies or other material weaknesses in our internal control over financial reporting in the future.

Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Also, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a result, we may be unable to timely complete our evaluation testing and any required remediation.

If we identify one or more material weaknesses or fail to timely implement required new or improved controls or otherwise maintain an effective system of internal controls, we might not be able to report our financial results accurately or on a timely basis or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting or we could be sanctioned by the SEC, as well as result in litigation, which would harm our business and our results of operations, and may negatively impact the price of our ordinary shares.

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

During 2024, 2023 and 2022 we granted an aggregate of 788,556, 892,367 and 622,781 RSUs to certain of our directors, senior management and other personnel. During 2024, 2023 and 2022, we did not grant any stock options. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” If our board of directors approves the issuance of new equity incentive plans (or the issuance of additional shares under the existing equity incentive plans), the interests of other shareholders may be diluted.

If securities or industry research analysts cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, our stock price and trading volume could decline.

The trading market for our ordinary shares relies in part on the research and reports that securities and industry research analysts publish about us, our industry and our business. We do not have any control over these analysts. Our stock price and trading volumes could decline if one or more securities or industry analysts downgrade our ordinary shares, issue unfavorable commentary about us, our industry or our business, cease to cover us or fail to regularly publish reports about us, our industry or our business.

An active or liquid trading market for our ordinary shares may not be maintained, and the price of our ordinary shares may fluctuate significantly, and your investment may decline in value.

An active, liquid trading market for our ordinary shares may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ordinary shares. Moreover, we cannot assure you that investors will be able to sell ordinary shares should they decide to do so. On December 23, 2024, we entered into the Merger Agreement to be acquired by an affiliate of Prosus for $19.50 per ordinary share in an all cash transaction. Upon completion of the transaction we will become a privately-held company, our ordinary shares will be delisted from the New York Stock Exchange and we will no longer be listed on any public market. For more information, see “Item 4. Information on the Company—B. Business Overview—Merger with Prosus” and “Item 3. Key Information—D. Risk Factors—Risks Associated with the Merger” for further information about the Merger and the risks related thereto.

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

Under the laws of the BVI there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under BVI statutory law are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G. Corporate Governance—Differences in Corporate Law” below.

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

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares are likely to be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our ordinary shares if the trading price of our ordinary shares increases. While pursuant to our memorandum and articles of association, our outstanding Series A Preferred Shares are entitled to semi-annual dividends and quarterly dividends, respectively, our memorandum and articles of association do not require us to pay any dividends on our ordinary shares.

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
•Our board of directors is currently made up of six members divided into three classes, with each class having a three-year term. Class I’s, Class II’s and Class III’s terms will expire at the Company’s annual meetings in 2027, 2025 and 2026, respectively. The only circumstance in which shareholders can elect new directors is at an annual meeting and in respect of those board seats whose term is expiring at the annual meeting. Elections will take place by plurality voting. Shareholders do not have the power to increase or reduce the size of the board or fill a vacancy on the board, which matters are the exclusive authority of our board of directors.
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

For more information on our Shareholder Agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” For more information on our memorandum and articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G. Corporate Governance—Differences in Corporate Law.”

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

Despegar.com, Corp. was formed as a business company incorporated in the BVI on February 10, 2017. On May 3, 2017, the shareholders of our predecessor, Decolar.com, Inc., exchanged their shares for ordinary shares of Despegar.com, Corp. to create a BVI holding company. Following the exchange, Decolar.com, Inc. became a wholly-owned subsidiary of Despegar.com, Corp. On September 19, 2017, Despegar.com, Corp. completed our initial public offering on the New York Stock Exchange.

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

On December 23, 2024, we entered into the Merger Agreement to be acquired by an affiliate of Prosus for $19.50 per ordinary share in an all cash transaction. Upon completion of the transaction we will become a privately-held company, our ordinary shares will be delisted from the New York Stock Exchange, and we will no longer be listed on any public market. Our board of directors approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Merger. On March 4, 2025, at a special shareholders meeting, we received the required affirmative vote of shareholders to approve the Merger. The Merger is subject to the receipt of required regulatory clearances [in Brazil and Mexico], and satisfaction or waiver (where permissible) of other customary closing conditions. We received required regulatory clearances in Chile. For more information, see “Item 4. Information on the Company—B. Business Overview—Merger with Prosus” and “Item 3. Key Information—D. Risk Factors—Risks Associated with the Merger” for further information about the Merger and the risks related.

Our principal executive office is located at Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands, telephone: +1 284 852-1195. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.

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

2023	•Reached 23 million customers in loyalty program “Pasaporte.”
2024
•Divested destination management company BDExperience and formed a strategic alliance with World2Meet. See “Item 4. Information on the Company—B. Business Overview—Divestment and Acquisitions.”
•Enhanced partnership with Expedia through the Expedia Outsourcing Agreement.
•Entered into the Merger Agreement to be acquired by an affiliate of Prosus.
•Reached a total of 32.5 million customers in loyalty program “Pasaporte”.
•Included in Russell 2000 and Russell 3000 equity indexes, on July 1, 2024.
•Launched our AI-powered Travel Assistant “SOFIA”.

2025	•Entered into a strategic partnership with HBX Group.
Capital Expenditures

For a further information on our recent and ongoing main capital expenditures and divestitures, distribution of these investments geographically and method of financing, see “—B. Business Overview—Divestment and Acquisitions,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.”
B. Business Overview
Overview

We are a premier travel technology company operating in the global $2.5 trillion travel market with a focus on Latin America. We have presence in 18 markets and cover more than 80% of the region’s population, with a leading online presence in key markets like Brazil, Mexico, Argentina, Chile and Colombia. Operating for over two decades in the large and fragmented Latin America travel market has solidified our understanding of local consumers, their purchasing behaviors, and travel preferences. This deep insight empowers us to deliver personalized travel solutions, including bespoke travel packages, offering excellent value and competitive air and non-air fares.

We organize our product offering into three Business Segments: (1) Air, (2) Packages, Hotels and Other Travel Products, and (3) Financial Services; and we distribute our products through our Business to Consumer (B2C), Business to Business (B2B), and Business to Business to Consumer (B2B2C) operations.
We combine industry-leading air and lodging inventory, a powerful technology platform, operational excellence, and travel expertise, along with payment and financing solutions, to deliver travel opportunities to our customers across Latin America. This approach positions us as a leading travel brand in the region.
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
As our market share grows, organically as well as inorganically, we are increasingly able to capture significant amounts of customer data including travel history and preferences and serve personalized recommendations to drive higher customer conversion, further establishing our brand as the premier travel brand in the region. As of December 31, 2024, our post trip net promoter score (NPS), which is a customer loyalty and satisfaction measurement, was 70.9%.
We are committed to continuous innovation, particularly in cutting edge domains, such as generative artificial intelligence (AI) and large language models, which we begun developing in October 2023. This allows us to develop tools like our AI-powered Travel Assistant “SOFIA,” introduced to the market on March 4, 2024 to enhance the travel experience, boost our internal capabilities and capture efficiencies and to enhance the existing chatbot functionalities of our partners, as we seek to offer a new standard for digital engagement in the hospitality industry.
Travel Market Opportunity

Large Market Size. Latin America is one of the largest and most diverse regions in the world, comprising over 30 countries with a total population of over 650 million, the region encompasses multiple languages, currencies and regulatory regimes. The total addressable market is estimated to amount to $190 billion and is almost equally divided between online and offline travel spend. We expect the market to materially expand in the coming years, given the long-term favorable macroeconomic trends, the expansion of the middle class and increased consumption in the region.

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

Superior user experience. While a significant part of the travel is booked offline, online travel booking channels, which include websites and mobile apps, empower travelers to search products and user-generated reviews and easily compare real time availability and pricing options from multiple travel providers simultaneously, which we believe leads to higher user engagement and customer conversion.

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

We believe that our focus on the under penetrated Latin American travel market, our knowledge of the consumer and supplier landscape in the region, in combination with our ability to manage the business successfully through economic cycles, as well as our leading technology platform and brands, will allow us to consolidate our market position and continue to expand our industry leadership. We believe that the following competitive strengths in particular distinguish us as a leading travel technology player in Latin America.
Industry Leader in Latin America

With our launch in 1999, we have benefited from an early mover advantage in Latin America, which has allowed us to achieve significant scale and brand awareness. We also have established relationships with a large network of travel suppliers in Latin America and we have become the leading online air ticketing provider in Latin America, selling airline tickets purchased through global distribution systems. Additionally, we believe we provide our travel customers with the largest travel portfolio among Latin American OTAs, with access to over 250 airline carriers globally, over 400,000 hotels globally and over 850,000 vacation rentals globally, as well as more than 200 car rental agencies globally and over 700 destination services suppliers globally with more than 15,000 activities to offer. Our platform is also of increasing importance to airlines based outside of Latin America, which generally have a limited local presence in the region, and which account for approximately 26% during 2024 of the outbound international travel booked on our platform. Such international travel is more attractive because of its price point and higher commission structure.
We benefit from network effects: our large travel customer base helps us to attract additional travel suppliers, and in turn, a larger network of travel suppliers helps us to attract new travel customers by enhancing our product offering. Furthermore, by growing our user base and aggregating different products from our supplier base, we are able to offer attractive pricing and availability of travel products to our travel customers, as well as enhance the effectiveness of our marketing strategy.

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

Our large web and mobile audience and transaction volume generate a significant amount of data that allows us to better understand our travel customers and provide personalized travel offerings and also helps us to drive our sales, marketing and operational strategy. To offer the most effective content and products for each travel customer, we extensively analyze the data we collect to identify and highlight the most valuable products and destinations in each travel customer interaction. By gathering and analyzing data in real time, we are quickly able to assess and react to changes in travel customer behavior, market pricing and other market dynamics. Currently, the majority of visitors to our platform see a personalized landing page based on such factors as user account information, past search and purchasing history and geolocation. We believe that this personalization of the user experience increases engagement and likelihood of purchase.

Strong Brand Recognition and Effective Marketing Capabilities

Brand Awareness

We operate a portfolio of brands specifically Despegar, Decolar, Viajes Falabella, Best Day, Viajanet, Stays, HotelDo and Koin (for payment gateway and anti-fraud services, as well as online payment and consumer lending services). These brands allow us to appeal to different clients in different geographies, allowing us to tailor our offerings.

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

Leading Mobile Offering

Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real time travel offerings, compare prices and make purchases through their mobile devices. Our mobile apps have had millions of downloads from the iOS App Store and Google Play. In addition, our iOS App Store and Google Play apps were rated 4.7 and 4.8 stars as of December 31, 2024. During 2024, 2023 and 2022, mobile, which includes both mobile web and our mobile apps, accounted for approximately 80%, 76% and 73% of all of our user visits, and approximately 61%, 53% and 49%, respectively, of our transactions. Additionally, transactions via mobile increased by approximately 20% in 2024 compared to 2023 and increased by approximately 14% in 2023 compared to 2022. We continue to provide innovative features and functionality to consumers through our mobile apps, including push notifications, dynamic updates, inventory alerts and personalized promotions as well as in-app customer service. Our travel customers using mobile devices have historically made more repeat transactions than travel customers using desktop computers. Additionally, our mobile presence allows in-destination marketing, which facilitates cross-selling of additional travel products, such as rental cars and destination services to travel customers, after they have arrived at their destination.

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

Proven and Experienced Team

Our management team has been working with the Company or in the Latin American industry for a long time and has significant experience in the travel sector and across a variety of industries in Latin America and the United States. Members of our management team have worked at organizations such as LATAM Airlines, McKinsey, BCG, Uber, and PwC, among others. In addition, we have successfully built an innovative technology culture that we believe is unique in Latin America and enables us to attract and retain some of the best talent in the region. By fostering a distinctive, collaborative and high-performance working culture, we attract software developers with world-class talent and offer an engaging working environment for ongoing career development. We believe we are perceived as a top talent recruiter for IT professionals in Latin America, allowing us to attract the highest quality professionals and specialists dedicated to the enhancement of our platform.

Our Customers

We had approximately 4.8 million, 4.6 million and 3.9 million travel customers in the years 2024, 2023 and 2022, respectively, primarily in Latin America, generating $756.5 million, $694.7 million and $533.5 million in revenue for the travel business and approximately $5.5 billion, $5.7 billion and $4.3 billion in gross bookings, respectively. Most of our travel customers are traveling for leisure, although we do have some independent business travelers as well.
In addition, in our financial services segment, our total payment volume was $75.7 million, $78.0 million and $75.7 million during 2024, 2023 and 2022, respectively. Our financial services segment generated revenues of $17.6 million in 2024, $11.4 million in 2023, and $4.4 million in 2022. In 2024, Koin processed over 691,313 transactions, and had over 280,000 customers, as compared to over 340,000 transactions and over 210,000 customers in 2023. The average amount of each loan was approximately $317 and $470 in 2024 and 2023, respectively.
Our Distribution Channels

In order to support the distribution of our travel products, we are integrated with several of the main global lodging inventory providers, car rental companies, travel insurance and destination services providers across our key markets. Our travel technology enables us to offer these products dynamically across multiple sales channels, either as stand-alone services or as part of dynamically bundled travel packages.

Through B2C we operate a diverse brand portfolio across the region, implementing effective marketing and pricing strategies geared towards capturing a significant revenue share. In addition to operating several brands, we also implement an omnichannel approach, which allows our customers to transact with us through multiple distribution channels. Employing an app-first strategy and an AI augmented agent we provide personalized travel advice for our customers both online and offline. Our platform facilitates efficient integration of acquired B2C brands, supporting the Company’s strategic goal of market consolidation. Our system’s inherent scalability allows us to achieve operating leverage, driving sustained margin expansion in the coming years and solidifying our competitive position in the market.

Our B2B solution provides offline travel agencies with numerous distinct advantages. It serves as a comprehensive one-stop shop, streamlining several operational aspects for these agencies. while also providing them with a cost-efficient gateway to Despegar’s extensive air and non-air inventory. Our platform enables offline travel agencies to offer their customers a diverse range of compelling and affordable travel options. The flexibility ingrained in our solution is a key feature, facilitating the efficient onboarding of new travel agencies to seamlessly connect with our inventory. This adaptability ensures that our technology platform remains a dynamic and responsive tool, empowering offline travel agencies to thrive in an ever-evolving travel landscape.

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

Our comprehensive product offering is organized into three segments: (1) Air, which consists of the sale of airline tickets, (2) Packages, Hotels, Vacation Rentals and Other Travel Products, which consists of travel packages (which can include airline tickets, hotel rooms and other services bundled together), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, transfers, tours, and travel insurance, and (3) Financial Services, which consists of fraud prevention and payment gateway services, as well as point-of-sale installment loans and “Buy Now, Pay Later” solutions, which enable our customers as well as customers of third-party merchants to make online purchases and pay off interest-bearing debt in installments.

Air

Our Air segment consists of sales of airline tickets, primarily targeted at leisure travelers in Latin America, including domestic travel, to other countries in the region and outside of Latin America. Our Air segment includes airline tickets purchased on a stand-alone basis but excludes airline tickets that are packaged with other non-airline products. Our travel customers booked approximately 4.6 million, 4.4 million and 4.3 million transactions in our Air segment using our platform in 2024, 2023 and 2022, respectively.
We provide our travel customers with access to more than 250 operating airlines carriers globally. We believe our platform provides comprehensive information to our travel customers in a time efficient and transparent manner. Travel customers are quickly and easily able to evaluate a broad range of fares and airline combinations, and may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops, baggage franchise, alliance programs, and class of travel, or they may use our more advanced search tool and include additional search parameters. Travel customers can also filter and sort the results of their search easily according to their preferences.
Packages, Hotels and Other Travel Products
The total number of transactions in our Packages, Hotels and Other Travel Products segment was 5.0 million, 4.6 million, and 3.9 million in 2024, 2023 and 2022, respectively. In 2024, we strengthened our lodging supply strategy through the signing of a new 10-year amended agreement with Expedia, providing us with the ability to expand our directly sourced non-Latin America hotel supply and establish new strategic partnerships, as well as enhanced flexibility to pursue White Label, B2B and M&A among others. For more information on our relationships with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Expedia.”
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
As of December 31, 2024, approximately 30,600 of our hotel suppliers in Latin America were directly connected to our booking system. Through these direct connections, our hotel suppliers allocate rooms to us either by managing their room inventory directly on an extranet supported by us, or on an extranet supported by one of our 48 third-party channel managers.

Expedia, the beneficial owner of 11.5% of our ordinary shares outstanding as of March 31, 2025, holds certain rights in its capacity as a shareholder. For more information on our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Expedia” and Note 23 to our consolidated financial statements.
We typically do not assume inventory risk as we do not pre-purchase hotel room inventory from our hotel suppliers. Hotel suppliers are paid by one of two methods: “pre-pay” and “pay-at-destination.” Under the pre-pay model, our travel customer pays us at the time of booking, and we pay our hotel suppliers after the travel customer checks out. Under the pay-at-destination model, the travel customer pays the hotel directly at checkout, and we either receive our commission later from the hotel suppliers or from the travel customer, at the time of booking. For the year ended December 31, 2024, 95% of the hotels booked on our platform were under the prepay model and 5% under the pay-at-destination model.
Vacation Rentals
Our Vacation Rentals products are available across all of our markets, brands, and distribution channels, as we strive to offer travelers a seamless experience tailored to their needs. With an inventory of approximately 945,000 vacation rental units worldwide, we continue to expand our offerings. Our growth strategy is driven by outsourcing agreements, our channel manager Stays, and our direct sourcing efforts, as we seek to strengthen our global presence and enhance the variety of accommodations available to our customers.

Expedia Outsourcing Agreement

In September 2024, we further strengthened our commercial relationship with Expedia through the Expedia Outsourcing Agreement that enables us to further optimize our lodging supply to pursue key growth initiatives, providing us with the ability to expand our directly sourced non-Latin America hotel supply and enhanced flexibility to pursue our B2B, White Label, SaaS, and M&A strategies. The Expedia Outsourcing Agreement has a 10-year term and most of its terms are effective as of January 1, 2025.

We understand that the Expedia Outsourcing Agreement unlocks several strategic advantages for both parties, such as: (i) enabling us to further optimize our lodging supply to pursue key growth initiatives, including its B2B, White Label, SaaS, and M&A strategies and we are able to expand our own directly sourced non-Latin American hotel supply and establish new strategic partnerships; (ii) providing Expedia a guaranteed percentage of Despegar’s global hotel bookings and exclusive rights to distribute certain lodging supply in Latin America; and (iii) allowing us to grant to Decolar Partners the right to access and distribute Expedia-sourced lodging inventory. We must ensure that each Decolar Partner remains subject to obligations at least equivalent to those imposed on us under the Expedia Outsourcing Agreement. We remain solely responsible for our Decolar Partners, including for any liabilities or breaches arising from their activities. The Expedia Outsourcing Agreement provides for certain termination rights by Expedia and by us. Under the original agreement, the previously recorded perpetual $125 million liability on Despegar’s balance sheet should now, under the new Expedia Outsourcing Agreement, be amortized over 10 years, subject to certain thresholds.

For more information on our relationship with Expedia and the Expedia Outsourcing Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Expedia.”

HBX Outsourcing Agreement

On January 27, 2025, we entered into a strategic partnership with HBX Group and executed a lodging outsourcing agreement with Hotelbeds USA Inc. (the “HBX Outsourcing Agreement”). Under the terms of the HBX Outsourcing Agreement, (i) HBX Group undertook to provide an advance payment to Despegar; and (ii) Despegar is required to meet certain booking targets for HBX Group originated products booked through Despegar’s platform over an anticipated term of approximately eight and a half years. If Despegar fails to meet such booking targets during certain measurement periods, Despegar may be subject to certain penalties, including the payment to HBX Group of a percentage of the shortfall amount. The HBX Outsourcing Agreement also contains other customary covenants, representations and obligations.

We continue to expand our vacation rentals inventory, mainly through our Expedia Outsourcing Agreement, Stays, and our direct sourcing efforts in Latin America.

Other Travel Products
We also offer other travel products on our platform. We provide our travel customers access to more than 200 car rental agencies, over 700 destination services suppliers with more than 15,000 activities to offer, and one travel insurance supplier. While we offer both pre-pay and pay-at-destination options for car rentals, the other travel products that we offer must be prepaid.
Car Rentals: Currently, we offer car rentals worldwide, with a focus in Latin America and the United States.
Travel Insurance: We offer travel insurance through a third-party provider in Latin America, Universal Assistance, with whom we entered into an exclusivity agreement in 2021. The agreement originally entered into in 2021 expired in March 2024; however, a new agreement was executed at that time to maintain the exclusivity arrangement from March 2024 through March 2027. Travel customers can choose from a range of coverage options depending on their particular needs, such as medical insurance and lost or damaged baggage. Typically, this product is requested in conjunction with a flight and hotel booking. Prior to confirming and proceeding with the reservation of and payment for a flight or hotel booking or a package booking, our travel customers are offered the opportunity to purchase travel insurance.
Financial Services
Koin specializes in offering three distinct financial technology products tailored to enhance the customers and merchants' e-commerce experience. The portfolio includes:

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

Point-of-Sale Installment Loans (“Buy Now, Pay Later” Solution): Exclusively offered in Brazil and Mexico, this service enables customers to finance their purchases via convenient installment loans at the point of sale on a user-friendly platform. By streamlining the financing process and minimizing bureaucratic hurdles, it enhances customer purchasing power with minimal requirements. This strategic approach has significantly broadened Despegar’s addressable market while also improving Koin’s take rate from 30% in 2023 to 34% in 2024, demonstrating notable market penetration and customer adoption.

Expanding beyond the travel industry, Koin has reached diverse sectors such as health-tech, ed-tech, home appliances, apparel, among others. To broaden its reach, Koin has entered into agreements with major e-commerce platforms like Vtex and Magento. These partnerships aim to augment the merchant base and facilitate the seamless commercialization of Koin’s products with minimal integration efforts.

While our focus in 2024 and 2023 remained primarily on serving Koin’s strategic expansion into various industries and collaborations with key e-commerce platforms, we believe it underscores our commitment to diversification and growth.

In addition to the expansion of our financial services offering, our anti-fraud technology plays a critical role in supporting secure transactions for merchants and consumers. As fraud techniques continue to evolve, we invest in adapting our proprietary algorithms and methodologies to enhance detection effectiveness. For further discussion of the risks associated with our anti-fraud business, see “Item 3. Key Information—D. Risk Factors—We may incur financial and reputational losses if our systems fail to accurately identify fraudulent transactions or if we experience false positives resulting in legitimate transactions being declined.”

As another effort to grow the business helping diversification and enabling financial inclusion, Koin recently launched a mobile app solution to provide “Buy Now, Pay Later” services directly to buyers without the need to integrate to merchants as the original “Buy Now, Pay Later” service requires. This solution allows selected customers to purchase in installments at preferred merchants, which Koin evaluates as desired based on their reputation, market size, product quality, and the value that installment purchases can add, such as Amazon, Americanas and Magalu.

In 2024, Koin processed over 691,313 transactions, and had over 280,000 customers, as compared to over 340,000 transactions and over 210,000 customers in 2023. The average amount of each loan was approximately $317 and $470 in 2024 and 2023, respectively. For the year ended December 31, 2024, our total purchased volume (TPV) decreased (3)%

year over year $75.7 million in line with Koin’s conservative approach to loan origination. Most of our loans receivable are short-term in nature with an average duration below 5 months, thus being fully repaid in a period ranging between seven and ten months, while a minor portion of loans are repaid within twenty-four months.

Koin closely monitors credit quality for all loans receivable on a recurring basis. To evaluate a consumer seeking a loan, Koin uses, among other indicators, a risk model that was developed internally, as a credit quality indicator to help predict the consumer’s ability to repay the principal and interests of the credit. The risk model uses multiple variables as predictors of the consumer’s ability to repay the credit, including external and internal indicators. Internal indicators consider the customer’s history with Koin, credit scoring and risk profile, among others. In addition, Koin considers external information to enhance the scoring model and the decision-making process. The internal indicators and the external credit score are combined in a risk matrix, which is also used to price the loans based on the risk profile.
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

Credit card customers can choose from a range of installment plan offers and terms from different financial institutions with which the travel customer holds or obtains a credit card. Many of these installment offers are interest-free for the customer. Installment plans allow customers to make larger purchases than they can otherwise make in a single payment. Approximately 48%, 49% and 43% of our prepaid transactions in 2024, 2023 and 2022 were paid in installments.

Banks bear the risk of fraud, delinquency or default by customers. When customers choose to finance their purchases, we typically receive payment under two scenarios: (i) full (complete) payment for our services within a short period of time after completion and confirmation of the purchase, regardless of the payment plan selected by the customer; or (ii) we receive payment as installments become due, regardless of when the customer actually makes the scheduled payments.

Loyalty Program

Our Loyalty Program plays a pivotal role in fostering customer loyalty, exemplified by the success of our rewards programs, “Pasaporte Despegar” and “Pasaporte Decolar” as transactions with points redemptions grew from 4.4% in 2022, to 9.1% in 2023 and 12.3% in 2024. Customers accrue points when making purchases of travel-related products across all our sales channels. These accumulated points can be redeemed in future transactions, providing customers with valuable benefits and discounts.

Our loyalty program stands as a testament to our commitment to enhancing the customer experience. Through “Pasaporte Despegar” and “Pasaporte Decolar,” we not only incentivize repeat business but also ensure that our customers feel appreciated and valued. The attractive benefits and discounts offered through our loyalty program serve as a compelling incentive for customers to choose our platform for their travel-related needs. This approach not only contributes to customer retention but also solidifies our position as a customer-centric brand dedicated to providing ongoing value to our loyal patrons.

Promotions and Sales

We employ a proactive approach in our marketing strategy, placing a strong emphasis on promotions that encompass discounts, holiday campaigns, and various financing options. By leveraging our technology-driven marketing initiatives, coupled with our extensive customer data and profound understanding of our clientele, we can dynamically optimize promotions on a daily basis. This proactive approach allows us to swiftly adapt to market trends and customer preferences as we continually refine our promotions, responding to real time data insights. This integration of technology, customer knowledge, and strategic promotional tactics positions us as a market leader consistently enhancing our conversion rates.

Security, Privacy and Anti-Fraud
We are committed to operating a secure online business. We use various security methods in an effort to protect the integrity of our networks and the confidential data collected and stored on our servers. For example, we use firewalls to protect access to our networks and to the servers and databases on which we store confidential data; we restrict access to our network by virtual private network (VPN) with two-factor authentication and conduct periodic audits of data access and modifications of our network; and we use password-protected encryption technology to protect our communication channels and sensitive travel customer data. In addition, we have developed and use internal policies and procedures to protect the personal information of our travel customers, and we comply with the Payment Card Industry Data Security Standard (PCI DSS). To enforce our security framework we have a dedicated cybersecurity team that conducts penetration testing and application security analysis, develops policies and standards, and ensures compliance with those policies and standards.
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
We use information about our users for internal purposes in order to improve marketing and promotional efforts and in order to improve our content, product offerings and site layout. We may also disclose information about our users in response to legal requirements. Our information is stored on our servers located in Miami, Florida and on third-party cloud services providers.
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
Divestment and Acquisitions

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

In 2020, we acquired Best Day, a leading travel agency in Mexico, with operations in other countries in Latin America. Best Day provides travelers with several product offerings, primarily travel packages, hotels and other travel-related products, through its online platforms, call centers and offline presence, and provides travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. Best Day offers these travel products and services through its brands “Best Day” and “Hotel Do.” As part of the purchase price, we will be required to make a payment of an earnout for the benefit of certain sellers ranging from $0 to $20 million, based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the closing date. As of September 25, 2024, we have applied the indemnity credit to the total earnout remaining to date.

In January 2022, we completed the acquisition of Koin. Koin is specialized in the consumer lending sector through its “Buy Now, Pay Later” solution, which offers financing to merchants’ customers, predominantly in the travel sector in Brazil. Koin, a pioneer in the “Buy Now, Pay Later” landscape in Latin America provides, through one single integration, a solution that allows customers to finance their transactions in installments, on a simple to use platform, with accessible interest rates and no bureaucracy, thereby allowing them to have a higher purchasing power with limited requirements. Our acquisition of Koin adds to our value proposition as we expand the alternatives for our customers to purchase travel products with a payment option that doesn’t require a credit card or bank account.

In June 2022, we acquired TVLX Viagens e Turismo S.A. (“Viajanet”), one of the leading online travel agencies in Brazil. Viajanet operates in Brazil and the acquisition of Viajanet constitutes another step in our regional consolidation strategy to enable us to deploy more of Despegar’s higher-margin non-air inventory through a new brand and its customer base while strengthening the team in Brazil.

In July 2022, we completed the acquisition of a 51% ownership stake in Stays.net (“Stays”), Brazil’s leading vacation rental channel manager. Created in 2016, Stays currently offers a complete all-in-one solution (Channel Manager, Property Management System, ERP and integrated E-Commerce booking system) to vacation property managers and owners in Latin America, giving us the opportunity to grow our vacation rental offering within Brazil as well as other key geographies in Latin America. In 2024, we made an additional capital contribution under the original arrangement, which increased our controlling interest in Stays to 52.72%. This ongoing commitment further strengthens our presence in the vacation rental market both in Brazil and throughout the region.

In July 2024, we formed a strategic alliance with World2Meet, leading to the divestiture of the Destination Management Company (DMC) business in México and the Dominican Republic, which was operated by the legal entities Transporturist, S.A. de C.V., Dominicana Experience DMC, S.R.L., and Gray Line Excursiones y Transporte Turístico Dominicano, S.R.L. The DMC business offered ground transportation services and destination services, among others, through the BDExperience brand. The transaction included the transfer of nearly 600 employees to World2Meet.

In October 2024, we announced our first major SaaS partnership with Karisma Hotels & Resorts, licensing Despegar’s AI travel assistant, SOFIA, to provide a personalized travel planning experience and unlock a new revenue stream. We believe this initiative underscores our commitment to innovation and customer-centric services, and can reinforce our leadership in the travel technology space.

Merger with Prosus

On December 23, 2024, we entered into the Merger Agreement to be acquired by an affiliate of Prosus for $19.50 per ordinary share in an all-cash transaction. The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, at the time the Merger becomes effective (the “Effective Time”), each ordinary share, no par value, of the Company issued and outstanding immediately prior to the Effective Time, other than ordinary shares (a) held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company, (b) owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent, or (c) held by holders who (i) are entitled to demand appraisal rights under Section 179 of the BVI Business Companies Act (Revised Edition 2020), as amended (the “BVI Act”), (ii) have properly exercised and perfected their demands for appraisal of such ordinary shares in the time and manner provided in Section 179 of the BVI Act and (iii) as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the BVI Act, will be automatically cancelled and converted into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”). For avoidance of doubt, the ordinary shares in clauses (a), (b) and (c) will be cancelled.

In addition, at the Effective Time, each Series A Preferred Share will be converted automatically into the right to receive a cash amount equal to the product of (a) 110.0% and (b) the sum of (i) $1,000 per share and (ii) any Accrued Dividends (as defined in the Merger Agreement) per Series A Preferred Share, plus (c) without duplication, any accrued and unpaid Dividends (as defined in the Merger Agreement) to, but excluding, the Closing Date.

In addition, at the Effective Time, and in each case subject to the terms and conditions of the Merger Agreement:
(a)each outstanding and unexercised option to purchase ordinary shares granted under any Company Stock Plan (as defined in the Merger Agreement) (each, a “Company Option”), whether vested or unvested, with an exercise price per share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per Share of such Company Option and (ii) the aggregate number of shares remaining issuable upon exercise of such Company Option, less applicable taxes and authorized deductions;
(b)each Company Option, whether vested or unvested, that has an exercise price per share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration;
(c)each outstanding restricted stock unit award in respect of shares granted under any Company Stock Plan or otherwise, including any such restricted stock unit award that is settled in shares and any such phantom restricted stock unit award that is settled in cash (each, a “Company RSU”) that is vested but not settled as of immediately prior to the Effective Time (each, a “Vested RSU”), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the Ordinary Share Consideration and (b) the aggregate number of shares subject to such Vested RSU, less applicable taxes and authorized deductions;
(d)each Company RSU that is not a Vested RSU or a Continued RSU (as defined below) (each, an “Other RSU”), will be cancelled and converted into a contingent right to receive from the Surviving Company (without interest and subject to the same vesting terms and conditions and settlement schedule as the corresponding Other RSU immediately prior to the Effective Time) an amount in cash equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of shares subject to such Other RSU, less applicable taxes and authorized deductions; and
(e)each outstanding Company RSU that was granted on or following the date of the Merger Agreement (each, a “Continued RSU”) will remain outstanding as a restricted stock unit in respect of shares, without par value, of the Surviving Company, on substantially the same terms and conditions as in effect immediately prior to the Effective Time, subject to certain adjustments, less applicable taxes and authorized deductions.

Therefore, upon completion of the transaction we will become a privately-held company, our ordinary shares will be delisted from the New York Stock Exchange, and we will no longer be listed on any public market.

Our board of directors and our shareholders have approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Merger. The Merger is currently expected to close in the second quarter of 2025, subject to the receipt of required regulatory clearances in Brazil and Mexico, and satisfaction or waiver (where permissible) of other customary closing conditions. We received required regulatory clearances in Chile. See “Item 3. Key Information—D. Risk Factors—Risks Associated with the Merger” for further information about risks related to the Merger.

Intellectual Property

We regard our intellectual property as critical to our future success and rely on a combination of trademark laws and contractual restrictions to establish and protect our proprietary rights in our products. Our intellectual property includes trademarks and domain names associated with the names “Despegar,” “Despegar.com,” “Decolar,” “Decolar.com,” “Best Day,” “HotelDo,” “Viajanet,” “Stays” and “Koin.” To protect our platform and technology, we have entered into confidentiality and invention assignment agreements with our employees and certain contractors and suppliers. We own our technology platform, which consists of applications that we develop in-house using primarily open source software. We have not registered our technology, however, because we believe it would be difficult to replicate and that it is adequately protected by the agreements we have in place. Additionally, our technology is constantly evolving and any registration may run the risk of protecting outdated technology. We cannot assure you that all our intellectual property is fully protected and enforceable vis-à-vis third parties under all applicable laws in Latin America. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Related to our Business—We may not be able to adequately protect and enforce our intellectual property rights; and we could potentially face claims alleging that our technologies infringe the property rights of others.”
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
In addition, our travel customers have the option to book travel directly with travel suppliers, including airlines, hotels and other travel suppliers via online and offline channels. See “Item 3. Key Information—D. Risk Factors—Certain Risks Related to Our Business—We operate in a highly competitive and evolving market, and pressure from existing and new companies may adversely affect our business and results of operations” for more information.
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
Seasonality
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Human Capital Management

People, Company Culture and Total Rewards

Despegar is driven by a mission to broaden horizons and create lasting memories through unforgettable travel experiences. We achieve this by attracting and nurturing top talent across Latin America and the United States, fostering a diverse team of, as of December 31, 2024, approximately 4,000 professionals. Leveraging vast data and cutting-edge technology to design unparalleled travel experiences, we design unparalleled travel experiences.

We are committed to exceeding expectations. We support our team’s growth through opportunities, benefits that ignite their passion for travel and well-being, and competitive salaries. We stand out in the intense competition for talent by offering a unique chance to enhance lives through travel, connecting cultures, and making exploration accessible. Our commitment to this vision fuels our dedication to attracting and retaining exceptional individuals by providing competitive salaries, comprehensive healthcare, wellness initiatives, generous parental leave, volunteer time off, a transportation program, onsite medical services, and more.

Acknowledging the shift towards more flexible work arrangements, we continually adapt to foster a dynamic, effective, and satisfying work environment. Our transition to a hybrid model has been met with enthusiasm, underpinned by popular programs like our work-from-anywhere policy, which embodies our belief in the transformative power of travel.

To attract the market’s top talent, we've implemented several enduring recruiting initiatives. A prime example is our “Jovenes de Alto Vuelo” (JAV) Program, which has been successfully running for over 16 years. This initiative targets high-potential, IT-savvy candidates, offering them extensive in-house training before they join our developer team. The JAV Program’s reputation for excellence is well-established, marked by its rigorous selection process. In 2024, we had an applicant pool of approximately 5,500 candidates, with an acceptance rate of 0.5%, which we believe reflects the highly selective nature of the program.

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

Environmental Matters

We are dedicated to the sustainable management of our environmental footprint and engaging our users and ecosystem partners to create synergy. As a responsible corporate citizen, we recognize our role in combating the global challenge of climate change. To strategically manage the environmental impacts arising from our operations, we are committed to promoting sustainable tourism and introducing carbon mitigation measures and will continue to explore ways to further improve energy efficiency. We are always looking for opportunities to decrease our carbon footprint, and our carbon reduction measures currently are focused mainly on reducing energy consumption and improving energy efficiency at our headquarters.

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

Regulation
Regulations Related to the Travel Industry

We are subjected to some specific laws and regulations, which affect the travel industry and our travel suppliers in the jurisdictions in which: (i) we operate; and (ii) our travel customers reside and/or their trip destinations. And, to promote and sell tickets for international airlines companies, we are also required to be accredited by the International Air Transport Association (“IATA”). Below are some of the laws and regulations that we are currently subject to.

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

Since August 2018, when the Brazilian General Data Protection Law (Law No. 13,709/2018 – “LGPD”) was enacted, we have been subjected to the LGPDs proceedings (though it was only in 2020 that LGPD entered into force). The LGPD is applicable to any individual or legal entity governed by public or private law processing personal data (i) in the Brazilian territory; or (ii) for the purposes of offering or supplying goods or services or treating information of data subjects located in Brazil; or (iii) if personal data has been collected in the Brazilian territory. In this scenario, additional regulation issued by the Brazilian National Data Protection Authority (ANPD) will also apply to Decolar, which includes complementary data protection obligations in connection to matters such as (i) data breach notification, (ii) DPO appointment, and (iii) the international transfer of personal data.

We are also subjected to the (i) the Brazilian Federal Constitution; (ii) Law No. 10,406/2002 (Brazilian Civil Code); and, (iii) Law 8.078/90, which provides for consumer protection and other measures. Those laws rule the commercial, civil and consumer relationships, as well as the agreements related to them.

Regarding the regulations related to taxation, we are beneficiaries of the tax benefit of the Law No. 14,537/23, which withholding income tax on remittances to cover travel expenses of Brazilian individuals abroad. The withholding income tax rate levied on the amounts paid, credited, delivered, employed or remitted to an individual or legal entity residing or domiciled abroad, destined to cover personal expenses, abroad, of individuals residing in Brazil, on tourist, business, service or training trips or on official missions, up to the limit of R$20,000.00 (approximately $3,800) per month, was reduced to: (i) 6%, from January 1, 2023 to December 31, 2024; (ii) 7%, from January 1, 2025 to December 31, 2025; (iii) 8%, from January 1, 2026 to December 31, 2026; and (iv) 9%, from January 1, 2027 to December 31, 2027.

We are also beneficiaries of the tax benefit of the Law No. 14,148/2021, which established several emergency actions by the government to offset the economic effects of the COVID-19 pandemic for the tourism and events sector (“Programa Emergencial de Retomada do Setor de Eventos y Turismo” or “PERSE”). Benefits include for a 60-month period a 0% rate for corporate income taxes (Corporate Income Tax “IRPJ” and Social Contribution on Net Income “CSLL”) and a 0% rate on federal gross revenue taxes (Contribution to the Social Integration “PIS” and Contribution to Social Security Financing “COFINS”). Benefits established by Law No. 14,859/2024 can be extinguished as soon as the global limit of R$15.0 billion (approximately $2.6 billion) of exemption for the program is reached, considering all Brazilian taxpayers that are subject to PERSE.

On March 24, 2025, the Official Gazette of the Union published Executive Declaratory Act No. 2, officially announcing the public hearing and the termination of the PERSE program as it reached the R$15.0 billion threshold. The Special Secretariat of the Federal Revenue of Brazil confirmed that the limit set by Article 4-A of Law No. 14.148/2021 was met, as presented during the National Congress public hearing on March 12, 2025. On March 28, 2025, we filed a writ of mandamus to compel discussions aimed at safeguarding our rights.

Brazil enacted indirect tax reform establishing new consumption taxes:

Tax Reform in Brazil started with Constitutional Amendment No. 132, at the end of 2023, which introduced new taxes on goods and services to replace existing consumption taxes at the municipal and federal levels, including PIS, COFINS, and ISS. To regulate these changes, the Brazilian House of Representatives introduced bill No. 68/2023, outlining the tax framework for a new Tax on Goods and Services (IBS) and a new Contribution on Goods and Services (CBS). In 2024, based on bill No. 68/2023, companies and associations engaged in discussions with the government and tax authorities to review and refine the proposed rules, ensuring that the tax burden would be fairly distributed across different sectors. In parallel, the government introduced bill No. 108/2024, which defined the framework for state and municipal authorities to manage the collection and internal distribution of the IBS. These discussions culminated with the approval of Supplementary bill No. 214, on January 16, 2025, which established a standard rate for goods and services while providing specific reductions for certain sectors to minimize economic disruption during the transition from 2026 to 2033. Since 2026 a new Tax on goods and services (IBS) and a new contribution on goods and services (CBS) will be implemented. The initial rates are set at 0.9% for the CBS and 0.1% for the IBS. However, according to article 348, paragraph 1, of Supplementary Law No. 214/25, if a company complies with certain parameters that are yet to be established by the Federal Government, no charges will be applicable in 2026, with charges beginning in subsequent years, as the rates gradually increase until the full amounts are applied in 2033.

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

Travel agencies remain subjected to the: (i) Law No. 25,997 and its applicable regulation which governs the development and promotion of tourism in Argentina; (ii) resolutions issued by the Secretariat of Tourism and Sports; and (iii) Law No. 24,240 (the “Consumer Protection Law” or “CPL”) as amended, which sets forth the provisions for the protection of consumers.

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

On January 14, 2022, the Under Secretariat of Knowledge Economy issued the Disposition 33/2022 by which our Argentine subsidiary Despegar.com.ar S.A. obtained the registration in the National Registry of Beneficiaries of the Knowledge-based Economy Promotional Regime, created by Article 3 of Law No. 27,506, as amended. Tax benefits granted pursuant to the promotional regime to Despegar.com.ar S.A. were retroactive to January 1, 2020.

Considering that the “Impuesto PAIS” (created by Law No. 27,541) expired on December 22, 2024, General Resolution No. 5617/2024 abrogated General Resolution No 4815/2020. Instead, the Argentine tax authorities enacted the Reverse Withholding Tax related to Income Tax and Personal Assets Tax through General Resolution No. 5617/2024, which is imposed at a rate of 30% on: (i) the purchases by Argentinean residents of foreign services through credit and debit cards; (ii) services to be provided outside Argentina, contracted through Argentine travel and tourism agencies (wholesale or retailers); and (iii) the acquisition of international passenger transport services (by land, air, and water), among others.
Regulations Related to Foreign Currency and Exchange Rates

There are also laws and regulations that address foreign currency and exchange rates in many of the countries in which we operate. In some of them, we need governmental authorization to pay invoices to a foreign supplier or send money abroad due to foreign exchange restrictions. See “Item 3. Key Information—D. Risk Factors—Certain Risks Related to Latin America—We are subject to foreign currency exchange controls in certain countries in which we operate.” and “Item 10. Additional Information—D. Exchange Controls.”
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

As of December 31, 2024 and 2023, we have reserved an amount of approximately $9.4 million and $8.5 million to cover for probable losses, respectively.

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

In January 2018, the Public Prosecutor’s Office of the State of Rio de Janeiro filed a public civil action against us in the Rio de Janeiro court. This complaint also refers to the alleged geopricing and geoblocking practices in detriment to Brazilian consumers and seeks the cessation of the practice and payment of damages. We filed our defense on March 20, 2018 and provided evidence that we weren’t engaging in those alleged practices. However, the Rio de Janeiro Public Attorney Office requested to the court the suspension of the injunction granted to Decolar, not to seal (classify) Decolar’s defense, and make public available Decolar’s defense documentation. Decolar appealed and the court kept its defense sealed and private; however the court decided to start the phase of “expert examination,” which has not started yet.

In June 2018 the Consumer Defense Office of the Department of Justice issued a decision against Decolar and condemned it to pay a fine in the amount of R$7.5 million (approximately $1.5 million), on the grounds of alleged geopricing and geoblocking practices and obligated Decolar to cease such practices. Although we received an unfavorable decision at the administrative level, we have filed a claim seeking to declare the fine null and void. In 2024, the Lower Court granted the relief sought by Decolar and annulled the administrative decision. The Consumer Defense Office of the Department of Justice appealed the decision and the case is currently awaiting judgment by the Appeal Court.

In addition, in January, 2022, the Consumer Defense Office of the State of São Paulo issued another fine against Decolar in the amount of R$1.2 million. Decolar disputed the fine in the administrative level and received an unfavorable decision. Decolar then filed a claim against that Office to declare the fine null and void. The first instance decision was favorable to Decolar, which has declared null and void the fine imposed. The Consumer Defense Office filed an appeal against the first instance decision, but the Appeal Court rejected their arguments. Subsequently, the Consumer Defense Office filed a special appeal with the Superior Court of Justice and an extraordinary appeal with the Supreme Court. Both appeals were deemed inadmissible due to non-fulfillment of formal requirements. The Consumer Defense Office of the State of São Paulo can still challenge such inadmissibility decision.

Although we believe our Brazilian subsidiary has meritorious defenses to these proceedings, and the recent decisions granted are favorable to us, we cannot assure what the ultimate outcome of this matter will be, particularly in relation to the public civil action filed by Public Prosecutor’s Office of the State of Rio de Janeiro, as it is still on the evidentiary phase. The final resolution of these claims, which could take several years, is not likely to have a material effect on our financial position or results of operation.
Chile
The Chilean National Consumer Office (SERNAC) filed a class action against Despegar and Viajes Falabella on behalf of all consumers who bought tourist services during the period between December 25, 2019 and December 10, 2021. The allegations include that customers were limited to cancel or reschedule their trips or had to pay fines in connection therewith; there was a delay in the reimbursement of amounts due to customers and that Despegar and Viajes Falabella have abusive clauses in their contracts. SERNAC is looking for the immediate suspension of the alleged conduct, and to declare null all contracts entered into within that period, the fines imposed and the compensation to be paid to all customers. The proceeding is currently awaiting judgement. Currently we cannot assess our risk of loss.

C. Organizational Structure

Despegar.com, Corp. is a holding company organized in the British Virgin Islands, which owns, directly or indirectly, all of our operating subsidiaries. The diagram below depicts the organizational structure of our key subsidiaries as of April 7, 2025:

Despegar.com, Corp. (BVI)
7%
Koin (BVI) Limited
100%
Ruotej S.A. (Uruguay)
100%
Ruselmy S.A. (Uruguay)
100%
Chama Gazanio S.A.(Uruguay)
+99,9%
-0,1% Decolar.com, Inc
Xirex Contigo S.A.P.I. de C.V. SOFOM, E.N.R. (México)
100%
DFinance Holding Ltda. (Brazil)
100%
Koin A. de Cartões e Meios de Pagamentos S.A. (Brazil)
100%
Decolar.com, Inc. (USA)
93%
+99,9 %
-0,1% Rivamor S.A.
Viajes Beda, S.A. de C.V. (Mexico)
49%
AM BD GP JV, S.A.P.I. de C.V. (Mexico) (1)
51% Grupo Aeroméxico, S.A.B de C.V.
100%
Click Hoteles.com, LLC (USA)
100%
South Net Turismo S.A.U. (Argentina)
100%
Jamiray International S.A. (Uruguay) (1)
80,20%
Despegar.com.ar S.A. (Argentina)
19,80%
100%
Decolar.com Ltda. (Brazil)
+99,9%
Despegar.com México, S.A. de C.V.
-0,1%
-0,1%
100%
Despegar.com USA, Inc.
+99%
Despegar.com Perú S.A.C.
-1%
+99%
DespegarEcuador S.A.
-1%
100%
Rivamor S.A. (Uruguay)
+99%
Satylca S.C.A. (Uruguay)
-1%
100%
Badurey S.A. (Uruguay)
100%
Holidays S.A. (Uruguay)
100%
Despegar Colombia S.A.S.
100%
Despegar.com Chile SpA.
52.72% (*)
Stays S.A. (Brazil)
(*)
Till Pupak: 4.69%
Sven dos Santos: 25.92%
Pushok Brasil Participações Ltda. 16.67%
100%
Servicios Online 3351 de Venezuela, C.A.
+99%
-1%
Travel Reservations S.R.L. (Uruguay)
100%
Despegar Tech Solutions, S.L. (España)
References:
Travel agency
Holding company
Koin business
Dormant
(1) In liquidation/dissolution.

For more details about our organizational structure please refer to note 2 to our audited consolidated financial statements.

D. Property, Plants and Equipment
The following table shows the location of our significant leased offices and customer service centers, and the term of the leases agreements under which they operate.

City, Country	Facility	Address	Approximate Square Meters	Agreement Expiration Date
Tortola, British Virgin Islands	Headquarter of Despegar.com, Corp.	Commerce House, Wickhams Cay 1, Road Town	20	12/31/2025
Buenos Aires, Argentina	Argentina operation and regional functions	Av. Corrientes 800, City of Buenos Aires	1,240	04/18/2026
Santiago, Chile	Chile operation	Cerro El Plomo 6000, office 401, Las Condes	440	09/25/2027
Bogotá, Colombia	Colombia operation and customer service center	Calle 26 No. 92 – 32, Bogotá D.C.	485	01/18/2026
Bogotá, Colombia	Colombia operation and customer service center	Carrera 11B # 99 - 25 oficina 1601	23 memberships in coworking space	05/01/2026
Montevideo, Uruguay	International Hotels, Packages and Other Travel Products operations and Shared service center	Ruta 8 Km. 17,500, local 318, edificio 300, Zonamerica	1,392	03/31/2031
Sao Paulo, Barueri, Brazil	Brazil operation	Alameda Grajaú 219	2,862	05/14/2028
Sao Paulo, Brazil	Brazil operation (Koin)	Av. Paulista 2421, 13th floor, Bela Vista	538	12/31/2028
Ciudad de Mexico, Mexico	Mexico operation	Av de los Insurgentes Sur 1457, 17th floor, office 17-2, Insurgentes Mixcoac, Benito Juarez, Ciudad de Mexico	255	09/30/2025
Ciudad de Cancún, Mexico	Quintana Roo	Av. Bonampak Sm 10 Mz 2 Lote 7	2,333	03/31/2027
Playa del Carmen, México	Quintana Roo	Lote 11, Manzana 318, Zona 1, Playa del Carmen, Quintana Roo	88	03/31/2025
Lima, Peru	Peru operation	Av. Jorge Basadre 349 San Isidro, Lima	47 memberships	08/31/2026
We also own an approximately 2,077 square meter facility at Avenida Jujuy 2013 in the Parque Patricios technology district of Buenos Aires, Argentina, which houses part of our Argentina operations.
As part of our Mexican operations, Best Day rents approximately 112 small kiosks, mainly in shopping centers, which house part of our sales operations As part of our Viajes Falabella operation, we rent approximately 92 locations under our Viajes Falabella brand. As part of our Brazilian and Argentine expansion strategy, in 2023 and 2024, we entered into leasing agreements for our new stores under the Despegar and Decolar brands.
Our properties are geographically distributed to meet our regional operating requirements, and none of our properties are individually material to our business operations. Many of our leases have an option to renew, and we believe that we will be able to successfully renew expiring leases agreements on terms satisfactory to us if needed. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed. We continue to review the location of our offices and from time to time may change locations to a place where we better address the needs of our employees, customers and business. In 2024, we terminated or did not renew certain lease agreements as we sought to reduce expenses related to our lease space and drive space efficiency. Regarding the Playa del Carmen lease, it was assigned on August 28, 2024, as part of the sale of the DMC business.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Overview
We are the leading online travel company in Latin America, mainly known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. In Mexico we are also known by our brands Best Day and HotelDo, which we acquired in October 2020. In Chile, we are also known by the brand Viajes Falabella, an offline travel agency with online presence, acquired in June 2019, for which we currently have a license. Koin is our online payment and consumer lending services platform mainly operating in Brazil, which we acquired in August 2020. During 2022, as part of our regional consolidation strategy, we acquired Viajanet and a 51% ownership stake in Stays, further enhancing our B2C and B2B offerings.
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

Accordingly, we changed our segment reporting under ASC 280 “Segment Reporting” to report three reportable segments: “Air,” “Packages, Hotels and Other Travel Products” and “Financial Services.”

Our segment reporting is as follows:

Travel Business:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products.”

•Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products.

•Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

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

For the years ended December 31, 2024 and 2023, all of our loans receivable were originated to consumers in Brazil. As of December 31, 2024 and 2023, 85% and 88% of loans receivable, respectively, were originated to consumers seeking to buy travel products and services in our Brazilian travel subsidiary, Decolar, and the remaining comprised loan receivable originated to consumers seeking to buy products with other merchants. See Note 9 to our consolidated financial statements for additional information.

Generally, our segment disclosure does not include intersegment revenues related to intra-group invoicing for the use of trademarks and various management services which are eliminated from the operating results of each segment. Intersegment transactions are conducted according to our transfer pricing policy. However, our segment disclosure does include intersegment revenue consisting mainly of credit card processing and fraud prevention services provided by Koin to our travel business’ subsidiaries. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within the “Intersegment eliminations” column.
In 2024, 33.9%, 63.8% and 2.3% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively. In 2023, 36.5%, 61.9% and 1.6% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively. In 2022, 40.1%, 59.1% and 0.8% of our total consolidated revenue was derived from our Air, our Packages, Hotels and Other Travel Products and our Financial Services segments, respectively.
For the years ended December 31, 2024, 2023 and 2022, we generated:
•consolidated net revenue of $774.1 million, $706.0 million, and $538.0 million;
•consolidated operating income/(loss) of $123.1 million, $64.2 million and $(1.8) million;
•consolidated net income/(loss) attributable to Despegar.com, Corp. of $27.9 million, $24.5 million and $(68.5) million, respectively;
•Adjusted Segment EBITDA attributable to our Air segment of $41.6 million, $13.2 million and $18.0 million;
•Adjusted Segment EBITDA attributable to our Packages, Hotels and Other Travel Products segment of $129.5 million, $103.2 million and $42.3 million;
•Adjusted Segment EBITDA positive / (negative) attributable to our Financial Services segment of $4.2 million, $(0.8) million and $(18.3) million; and
•Consolidated Adjusted EBITDA of $175.2 million, $115.5 million and $41.9 million.
Trends
We believe that our results of operations and financial performance will be driven primarily by the following trends:
•Growth in and Retention of our Traveler Customer Base: A key driver of our revenue will be the number of customer transactions and the growth in our customer base. One important driver of growth in our travel customer base is consumer awareness of our brand which we foster via our online and offline marketing throughout our target markets in Latin America. We also benefit from network effects, in that a larger customer base helps us to attract additional travel suppliers and, in turn, a larger network of travel suppliers helps us to attract new travel customers as well as drive retention and repeat purchases. We focus on maintaining strong customer satisfaction to build long-term customer relationships. During the 2024, 2023 and 2022, approximately 51.4%, 50.4% and 49.6%, respectively, of our travel customers had completed previous purchases on our platform.
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
•Shift to Mobile Transactions and Technology Development: At its inception Despegar led the travel industry in Latin America by enabling convenient, secure, and credit-based ticket purchases from the comfort of one’s home, a service previously unavailable through traditional agencies or directly from the airlines. In essence, Despegar was first in Latin America to bring accessibility to the forefront and later extended this business concept to other travel verticals and geographies in the ensuing years. Later as travel websites became increasingly common and as smart phone penetration in Latin America continues to increase, Latin American consumers have begun to make greater use of mobile devices to transact online. Mobile is an increasingly important part of our business, as consumers are quickly able to access and browse our real time travel offerings, compare prices and make purchases through their mobile devices. During 2024, 2023 and 2022, mobile accounted for approximately 80%, 76% and 73%, respectively, of all of our user visits, and approximately 61%, 54% and 50% of our transactions were completed on our mobile platform for 2024, 2023 and 2022, respectively, complementing our desktop website traffic. Our strategic focus on mobile enables us to remain connected to travel customers and provides the opportunity for travel customers to access our platform after they have arrived at their destination to purchase additional products, such as rental cars, destination services and travel insurance, or make last-minute hotel or air travel bookings. In addition, as technology keeps advancing, we continue to lead through innovation and technology, most recently leveraging Large Language Models to launch the regions first travel assistant powered generative Artificial Intelligence.
•Selling and Marketing Expenditures: Our number of transactions and gross bookings, and consequently our revenue and results of operations, are impacted by the level of our selling and marketing expenditures. We monitor our selling and marketing expenditures and their impact on our revenue in many cases virtually in real time, as a significant amount of our selling and marketing expenditures relate to online advertising for which we can obtain real time click-through data. As a result, we are able to adjust our selling and marketing expenditures to respond rapidly to changing market conditions. During 2023, our selling and marketing expenditures increased $55.2 million, or 33.4% as compared to 2022. In 2024, our selling and marketing expenditures increased $30.4 million, or 13.8%, as compared to 2023.
The above includes forward-looking statements regarding our expectations and beliefs about key business trends that may impact our operations. These statements are based on our current assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These forward-looking statements speak only as of the date of this report, and we undertake no obligation to update them. For a discussion of the risks that could cause actual results to differ, please see “Item 3. Key Information—D. Risk Factors” and “Introduction—Forward-Looking Statements.”
Recent Acquisitions and Divestment
The comparison of our results of operations for 2024, 2023 and 2022 is affected by the timing and size of our consolidated acquisitions and divestitures.
We did not complete any acquisitions during our fiscal years 2024 and 2023. From time to time, we may consider acquisition or disposition of assets as may be decided by management.
On January 31, 2022, we finalized the purchase of the remainder 16% of Koin and on June 1, 2022, we acquired Viajanet which we consolidated for seven months in our fiscal year 2022. On July 1, 2022, we completed the acquisition of a 51% ownership stake in Stays, which we accounted for as an equity investment.
On July 31, 2024, we sold our DMC business in México and the Dominican Republic. see “Item 4. Information on the Company—B. Business Overview—Divestment and Acquisitions.”

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

Significant Accounting Policies and Estimates
Significant accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States (“GAAP”). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. There are certain significant estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:
•it requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and
•changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.
See Note 3 to our consolidated financial statements for additional information on each of these policies. We discuss information about the nature and rationale for our significant accounting estimates below.
Significant accounting estimates as of December 31, 2024
For the year ended December 31, 2024, significant estimates underlying our consolidated financial statements include (i) recoverability of deferred tax assets and uncertain tax positions, and (ii) loss contingencies.
Significant accounting estimates as of December 31, 2023 and 2022
For the year ended December 31, 2023 and 2022, significant estimates underlying our consolidated financial statements include (i) recoverability of deferred tax assets and uncertain tax positions, (ii) loss contingencies, (iii) recoverability of indefinite-lived intangible assets, goodwill and disposal group classified as held for sale, and (iv) acquisition purchase price allocations.
Recoverability of Goodwill, Indefinite Lived Intangible Assets and Disposal group classified as held for sale
Goodwill. We assign goodwill to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of December 31, 2023 and 2022 or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to it carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.
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
Goodwill Impairment Testing
As of December 31, 2024, we had an aggregate amount of goodwill of $125.8 million, of which $26.2 million relates to our Air segment, $94.6 million relates to our Packages, Hotels and Other Travel Products segment and $5.1 million to our Financial Services segment.

The ASC 350 also provides for an optional qualitative assessment for testing goodwill for impairment (qualitative assessment) that may allow companies to skip the annual quantitative impairment test. The qualitative assessment permits companies to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company concludes based on the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the company is required to perform the quantitative impairment test. If a company concludes based on the qualitative assessment that it is less likely that the fair value of a reporting unit is less than its carrying amount, it has completed its goodwill impairment test and does not need to perform the quantitative impairment test.

In 2024, there were no transactions or events that affected the carrying value of goodwill. However, in December 2024, Prosus offered to buy the shares of Despegar, such offer representing an enterprise value of approximately $1.7 billion for Despegar, which we understand underscores the fair market values estimated by our management when we conducted the goodwill impairment test in 2023, which was $1.57 billion.

As of December 31, 2024, we performed our annual goodwill impairment based on a qualitative test and concluded that there was no impairment of goodwill.

2023 and 2022 Impairment Assessments

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
Disposal group classified as held for sale assets
We have recognized a $0.6 million non-cash loss on disposal as of December 31, 2024 (presented within “Other operating expenses, net” in the Consolidated Statement of Operations) after comparing the carrying amount of net assets held for sale and its corresponding fair value less cost to sell at year-end. Goodwill allocated to the disposal group has been written-off. See Note 31 to our consolidated financial statements for additional information).
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
As of December 31, 2024, we had a valuation allowance on certain foreign net operating losses and foreign tax credits based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our “Income tax expense” line in our consolidated statement of operations.
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
We treat taxes on global intangible low-taxed income (GILTI) introduced by the U.S. Tax Cuts and Jobs Act (the “Tax Act”) as period costs. See Note 20 to our consolidated financial statements for further additional information related to our income taxes.
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
Operating and Financial Metrics
Our operating results are affected by certain operating metrics, such as number of transactions and gross bookings, which we believe are necessary for understanding and evaluating our company. We also regularly review the following key financial metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions:

	Year Ended December 31,
	2024	2023	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	4,753	4,006	18.6
Mexico	1,513	1,628	(7.1)
Argentina	1,293	1,433	(9.8)
Other	2,160	1,992	8.4
Total number of transactions	9,719	9,059	7.3
By segment
Air	4,629	4,379	5.7
Packages, Hotels and Other Travel Products	4,959	4,648	6.7
Financial Services	131	32	309.4
Total number of transactions	9,719	9,059	7.3
Gross Bookings
By country
Brazil	2,276,400	2,142,972	6.2
Mexico	1,002,710	1,022,208	(1.9)
Argentina	883,056	1,268,331	(30.4)
Other	1,344,800	1,280,850	5.0
Total gross bookings	$5,506,966	$5,714,361	(3.6)
Gross Bookings, net
By country
Brazil	2,276,400	2,142,972	6.2
Mexico	1,002,623	1,022,011	(1.9)
Argentina	828,954	886,688	(6.5)
Other	1,344,800	1,280,851	5.0
Total gross bookings, net	$5,452,777	$5,332,522	2.3
Total Payment Volume
By country
Brazil	74,614	77,070	(3.2)
Mexico	1,052	954	10.3
Total payment volume	$75,666	$78,024	(3.0)
Financial Metrics
Consolidated revenues	$774,061	$706,040	9.6
Consolidated operating income	$123,129	$64,239	91.7
Consolidated net income attributable to Despegar.com, Corp.	$27,905	$24,490	13.9
Consolidated Adjusted EBITDA (unaudited)	$175,195	$115,547	51.6
Adjusted Segment EBITDA:
Air	$41,561	$13,172	215.5
Packages, Hotels and Other Travel Products	$129,477	$103,172	25.5
Financial Services	$4,157	$(797)	NM

	Year Ended December 31,
	2023	2022	% of Change
	In thousands
Operational Metrics
Number of transactions
By country
Brazil	4,006	2,992	33.9
Mexico	1,628	1,614	0.9
Argentina	1,433	1,157	23.9
Other	1,992	2,551	(21.9)
Total number of transactions	9,059	8,314	9.0
By segment
Air	4,379	4,293	2.0
Packages, Hotels and Other Travel Products	4,648	3,938	18.0
Financial Services	32	83	(61.4)
Total number of transactions	9,059	8,314	9.0
Gross Bookings
By country
Brazil	$2,142,972	$1,383,550	54.9
Mexico	1,022,208	836,236	22.2
Argentina	1,268,331	845,415	50.0
Other	1,280,850	1,209,405	5.9
Total gross bookings	$5,714,361	$4,274,606	33.7
Gross Bookings, net
By country
Brazil	2,142,972	1,383,550	54.9
Mexico	1,022,011	836,236	22.2
Argentina	886,688	641,930	38.1
Other	1,280,851	1,209,405	5.9
Total gross bookings, net	$5,332,522	$4,071,121	31.0
Total Payment Volume
By country
Brazil	77,070	75,686	1.8
Mexico	954	—	NM
Total payment volume	$78,024	$75,686	3.1

Financial Metrics
Consolidated revenues	$706,040	$537,972	31.2
Consolidated operating loss	$64,239	$(1,753)	(3764.5)
Consolidated net income (loss) attributable to Despegar.com, Corp.	$24,490	$(68,521)	(135.7)
Consolidated Adjusted EBITDA (unaudited)	$115,547	$41,932	175.6
Adjusted Segment EBITDA positive/(negative):
Air	$13,172	$17,953	(26.6)
Packages, Hotels and Other Travel Products	$103,172	$42,257	144.2
Financial Services	$(797)	$(18,278)	(95.6)
______________
Note: “NM” denotes not meaningful.
Number of Transactions
The number of transactions for a period is an operating measure that represents the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with travel customers in each of the countries where we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our travel customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.
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
Total Payment Volume
Total payment volume is an operating measure that represents the US dollar loan volume processed by “Buy Now, Pay Later” financing solution during a specific period of time.
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
We calculate Adjusted Segment EBITDA with respect to each segment, as our net income (loss) for the year adjusted for (1) income tax expense/(benefit); (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges. See “—Comparison of Results of Operations 2024 to 2023,” “—Comparison of Results of Operations 2023 to 2022” and Note 21 to our audited consolidated financial statements for our Adjusted Segment EBITDA information and segment information.
Non-GAAP Financial Measures
We report Consolidated Adjusted EBITDA as a non-GAAP financial measure. Consolidated Adjusted EBITDA is among the primary metrics by which management evaluates the performance of the business and on which internal budgets are based. Management believes that investors should have access to the same set of tools that management uses to analyze our results. This non-GAAP measure should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for other measures of our financial performance prepared in accordance with U.S. GAAP. Our Consolidated Adjusted EBITDA has certain limitations as an analytical tool, including that it does not consider the impact of certain expenses to our consolidated statements of operations.
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
We calculate Consolidated Adjusted EBITDA as net income for the year adjusted for (1) provision for income tax expense (benefit); (2) financial results, net; (3) stock-based compensation expense; (4) acquisition transaction costs; (5) depreciation and amortization; (6) impairment charges; and (7) restructuring, reorganization and other exit activities charges.
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
The table below provides a reconciliation of our consolidated net income (loss) to Consolidated Adjusted EBITDA.

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Consolidated net income/(loss)	$27,905	$24,490	$(68,521)
Add (deduct):
Financial results, net	89,072	36,633	45,459
Income tax expense	6,152	3,116	21,309
Depreciation and amortization expense	38,795	36,510	36,003
Stock-based compensation expense	9,901	3,454	7,292
Restructuring, reorganization and other exit activities charges	3,370	11,344	—
Acquisition-related expenses	—	—	390
Consolidated Adjusted EBITDA (unaudited)	$175,195	$115,547	$41,932
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
Under the pre-pay/merchant model, we provide travelers access to book hotel rooms, airline seats, car rentals and destination services through our network of travel suppliers. Our travelers pay us for merchant transactions generally when they book the reservation. We pay our travel suppliers later, generally when the travelers use the travel service. Under these transactions, we generally earn a commission from travel suppliers and service fees from travelers. Travel suppliers generally bill us for travel products sold within a 12-month period from the check-out date. We recognize breakage incremental revenue from unbilled amounts when the period expires. Our revenues under the prepay/merchant model represented 85.0%, 87.8% and 85.0% of our total consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.
Under the pay-at-destination/agency model, travelers pay the travel supplier directly at the destination and travel suppliers pay us our earned commissions at a later date, generally after checkout. Our revenues under the pay-at-destination model represented approximately 1.3%, 1.8% and 2.1% of our total consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have a contract with Expedia and its affiliates to offer through our platform hotel and other lodging products. The contract establishes agreed payment terms. For more information about our relationship with Expedia, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Expedia” and Note 23 of our audited consolidated financial statements. Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with travel suppliers; however, we cannot assure you that we will not experience more volatility in the future.

We also earn revenues as a result of offering financing to our travel customers and certain non-travel customers, primarily in Brazil. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rate. Our revenues represented approximately 1.9%, 1.3% and 0.8% of our total consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.
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
Our revenue from commissions and service fees represented 84.3%, 86.0% and 84.7% of our total consolidated revenues for 2024, 2023 and 2022, respectively.
Incentive fees
We may receive incentive fees from our travel suppliers or Global Distribution Services providers when we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case basis.
Incentive fee revenues represented 5.1%, 6.1% and 7.4% of our total consolidated revenues for 2024, 2023 and 2022, respectively.
Advertising
We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Advertising revenues represented approximately 3.4%, 2.9% and 3.0% of our total consolidated revenues for 2024, 2023 and 2022, respectively.
Destination Services
We offer tours, activities and transportation services to travelers through a fleet of dedicated vans. We recognize revenue as services are provided. We present revenue on a net basis for most of destination services transactions.
Our destination services represented approximately 2.0%, 3.6% and 2.6% of our total consolidated revenues for 2024, 2023 and 2022, respectively.
On July 31, 2024, we recognized a loss of $0.6 million for this transaction (presented within “Other operating expenses, net” in the Consolidated Statement of Operations) related to the transfer of this non-air business segment.
Interest Revenue and other financial services
We earn revenues as a result of offering financing to our travel customers and certain non-travel customers, through our financial intermediation processing service and fraud prevention service. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rates. In addition, during 2024 we continuously expanded our fraud prevention services.

Interest revenue and other financial services represented approximately 1.9%, 1.3% and 0.8% of our total consolidated revenues for 2024, 2023 and 2022, respectively.
Others
Others includes breakage and loyalty revenues.
We operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such as bank co-branded credit cards. Loyalty points can be redeemed for free or discounted travel products.
For loyalty points earned through travel product purchases, we apply an estimated stand alone selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. In 2023, we started to apply an estimated future breakage rate of rewards points generated to calculate the relative standalone selling price for loyalty points based on our historical data of twelve months feedback.
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
Other operating expense, net
Other operating expense, net for the year ended December 31, 2024 primarily include general and administrative expenses, professional services fees and other miscellaneous expenses that are not directly attributable to revenue-generating activities. It also includes the non-cash loss on disposal after comparing the carrying amount of net assets held for sale and its corresponding fair value less cost to sell at year-end.
Gain (Loss) from Equity Investments
We use the equity method to account for investments in companies if our investment provides us with the ability to exercise significant influence, but not control, the operating and financial policies of the investee.
Financial Results, Net
Our functional currency and the functional currency of certain of our subsidiaries, including our U.S., Uruguay, Ecuador and Argentina subsidiaries, is the U.S. dollar. The functional currency of our other subsidiaries is their respective local currency. Gains and losses resulting from transactions by each subsidiary in non-functional currency are included in financial income/(expense). Financial income/(expense) also includes gains and losses on certain derivative financial instruments that we use from time to time to manage our exposure to foreign exchange volatility, as well as gains and losses related to blue chip swap transactions in Argentina.
In addition, our assets and liabilities are translated from local currencies into dollars at the end of each period. However, any gains and losses resulting from such translations are reflected in our consolidated statement of comprehensive income/(loss) and are not reflected in our consolidated statements of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”
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
Comparison of Results of Operations 2024 to 2023

	Year Ended December 31,
	2024		2023
	(in thousands)
		% of Revenue		% of Revenue	% of change
Total revenue	$774,061	100.0	$706,040	100.0	9.6
Cost of revenue	(208,142)	(26.9)	(228,938)	(32.4)	(9.1)
Gross profit	$565,919	73.1	$477,102	67.6	18.6
Operating expenses
Selling and marketing	$(250,741)	(32.4)	$(220,361)	(31.2)	13.8
General and administrative	(80,309)	(10.4)	(77,766)	(11.0)	3.3
Technology and product development	(107,958)	(13.9)	(109,130)	(15.5)	(1.1)
Other operating expense, net	(2,940)	(0.4)	(4,546)	(0.6)	NM
Total operating expenses	$(441,948)	(57.1)	$(411,803)	(58.3)	7.3
Loss from equity investments	(842)	(0.1)	(1,060)	(0.2)	(20.6)
Operating income	123,129	15.9	64,239	9.1	91.7
Financial results, net	(89,072)	(11.5)	(36,633)	(5.2)	143.1
Income before income taxes	$34,057	4.4	$27,606	3.9	23.4
Income tax expense	(6,152)	(0.8)	(3,116)	(0.4)	97.4
Net income for the year	$27,905	3.6	$24,490	3.5	13.9
Net income attributable to redeemable non-controlling interest	—	—	—	—	—
Net income attributable to Despegar.com, Corp.	$27,905	3.6	$24,490	3.5	13.9

Note: “NM” denotes not meaningful.
Consolidated Revenues
The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2024		2023
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$262,534	33.9	$257,649	36.5	1.9
Packages, Hotels and Other Travel Products	493,950	63.8	437,010	61.9	13.0
Financial Services	51,127	6.6	40,912	5.8	25.0
Intersegment eliminations	(33,550)	(4.3)	(29,531)	(4.2)	13.6
Total revenue	$774,061	100.0	$706,040	100.0	9.6
The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2024	2023
	(in thousands)
Commissions and service fees	$652,750	$607,251
Incentives	39,832	42,998
Advertising	26,200	20,594
Destination services	15,638	25,116
Interest revenue	14,870	9,272
Financial services (1)	2,707	2,109
Others (2)	22,064	(1,300)
Total revenue	$774,061	$706,040
______________
(1)    Financial services include Financial Intermediation Processing fee, fraud prevention services and others.
(2)    Others includes incentive fees, advertising, breakage, loyalty revenue and financial services.

Our total number of transactions, gross bookings and gross bookings, net increased/(decreased) 7.3%, (3.6)% and 2.3%, respectively, in 2024 as compared to 2023. This increase in transactions and gross bookings resulted in higher travel revenues of $756.5 million in 2024, a 8.9% increase as compared to $694.7 million in 2023. In addition, in 2024 we generated consolidated financial services revenues of $17.6 million compared to $11.4 million in 2023.
Revenue from our Air segment increased $4.9 million, or 1.9%, in 2024 compared to 2023. Revenue from our Packages, Hotels and Other Travel Products segment increased $56.9 million, or 13.0%, in 2024 compared to 2023. Revenue from our Financial Services segment, including inter-segment operations, increased $10.2 million, or 25.0%, in 2024 compared to 2023.
Our commissions and service fee revenue increased $45.5 million, or 7.5%, in 2024 compared to 2023, comprising an increase of 2%, or $4.6 million in 2024 compared to 2023, in our Air segment and an increase of 11.1%, or $40.9 million in 2024 compared to 2023, in our Packages, Hotels and Other Travel Products segment, primarily as a result of the overall increase in travel demand. As compared to 2023, incentive revenue decreased $(3.2) million, or (7.4)%, in 2024, mainly due to a decrease of (23.1)%, or $(5.2) million, in our Air segment, primarily due to a decline in GDS incentive fees as a result of an increase in NDC transactions. The decline was partially offset by an increase of 10.1%, or $2.1 million, in our Packages, Hotels and Other Travel Products segment due to a better performance in sales commissions.

Advertising revenue increased $5.6 million, or 27.2%, in 2024 compared to 2023, mainly driven by an increase of 29.7%, or $5.1 million, in our Packages, Hotels and Other Travel Products segment, due to an increase in advertising campaigns and improved commercial performance of alliances in Despegar’s main markets.

Destination services decreased $(9.5) million, or (37.7)%, in 2024 compared to 2023 as a result of the sale of the DMC business unit in July 2024.
Interest revenue increased $5.6 million, or 60.4% in 2024 compared to 2023, while financial services revenue increased $0.6 million, or 28.4%, in the same period, primarily due to the expansion in Koin’s operations, mainly due to the launch of App Koin and fraud prevention services respectively.
Other revenues increased $23.4 million in 2024, primarily due to breakage in customer travel coupons as well as an increase in loyalty revenues in line with travel demand growth.

Our consolidated revenue by business model is as follows:

	Year Ended December 31,
	2024	2023
	(in thousands)
Pre-pay model	$658,128	$619,658
Pay-at-destination model	10,260	12,709
Interest revenue	14,870	9,272
Others (1)	90,803	64,401
Total revenue	$774,061	$706,040
______________
(1)Others includes incentive fees, income from outsourced services, advertising, breakage and loyalty.
Cost of revenue
Our cost of revenue decreased by ($20.8) million during 2024 mainly due to lower cost of installment derived from a decline in average installments and a decrease in credit card processing fees.
Gross Profit
As a result of the factors described above, our gross profit was $565.9 million in 2024 as compared to $477.1 million in 2023. As a percentage of revenue, gross profit represented 73.1% and 67.6% in 2024 and 2023, respectively.
Selling and Marketing
Selling and marketing expense increased 13.8% to $250.7 million in 2024, as compared to $220.4 million in 2023. In 2024, our brand and performance marketing expenses increased given the overall demand growth across the region, as well as an increase in expenses related to our offline sales channel growth and our B2B expansion.
General and Administrative
General and administrative expenses increased 3.3% to $80.3 million in 2024, as compared to $77.8 million in 2023, mainly due to the impact of tax settlements and closing of tax audits in Mexico in 2023, as well as higher stock-based compensation expenses driven by an increase in stock price. These effects were partially offset by cost savings from the restructuring plan implemented towards the end of 2023, particularly in payroll and outsourced services.
Technology and Product Development
Technology and product development expenses decreased (1.1)% to $108.0 million in 2024, as compared to $109.1 million in 2023 mainly due to operating efficiencies and headcount reductions implemented towards the year end of 2023.
Other operating expenses, net
Other operating expenses decreased to $1.6 million in 2024, as compared to $4.5 million in 2023. This reduction was primarily driven by the recognition in 2023 of a non-cash loss on disposal, recorded after comparing the carrying amount of net assets held for sale with its fair value less costs to sell at year-end. In contrast, the 2024 figure mainly reflects costs related to economic analyses and evaluations associated with the sale of Despegar to Prosus.
Impairment Charges
During 2024 and 2023, we did not recognize any impairment charge related to our goodwill, indefinite-lived and finite-lived intangible assets or other long-lived assets.
Loss from Equity Investments
During 2024, we recorded a loss in our equity investments of $0.8 million as compared to a loss of $1.1 million in 2023. Our results from equity investments are not significant.
Operating income
In 2024, we had an operating income of $123.1 million compared to an operating income of $64.2 million in 2023, primarily caused by a significant increase in travel activity compared to 2023.
Financial Results, Net
In 2024, we had a net financial expense of $89.1 million as compared to a net financial expense of $36.6 million in 2023. The increase in financial performance was driven by a net foreign exchange loss from the impact of monetary devaluation in Brazil and Mexico and blue chip swap expense in Argentina.
Income Tax Expense
Our effective tax rate is defined as income tax expense as a percentage of net income before income tax expense.
The following table summarizes the changes in our effective tax rate for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	(in percentages)
Effective Tax Rate	18.1%	11.3%

Income taxes are determined by each subsidiary on a stand-alone basis according to income tax law of each jurisdiction.

Our effective tax rate for the year ended December 31, 2024 was 18.1%, which was higher than the effective tax rate of 11.3% for the year ended December 31, 2023 mainly due to the effect of the valuation allowance arising from the increase in net operating losses in Mexico. The variation is also driven by the reduction of withholding taxes applicable to intercompany transactions and the effect of the tax holiday in Brazil due to PERSE Regime. See Note 20 to our consolidated financial statements for additional information.
Net Income
In 2024, we had a net income of $27.9 million as compared to a net income of $24.5 million in 2023 as a result of the factors described above.
Net income Attributable to Despegar.com Corp.
In 2024, we had a net income of $27.9 million compared to a net income of $24.5 million in 2023 as a result of the factors described above.
Adjusted Segment EBITDA

	Year Ended December 31,
	2024	2023
	(in thousands)
Air	$41,561	$13,172
Packages, Hotels and Other Travel Products	$129,477	$103,172
Financial Services	$4,157	$(797)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 21 — Segment Information in the notes to the consolidated financial statements for additional information.
Our Air Adjusted Segment EBITDA increased to $41.6 million in 2024 compared to $13.2 million in 2023, mainly due to an increase in take rate and improving operating leverage.
Our Packages, Hotels and Other Travel Products Adjusted Segment EBITDA increased to $129.5 million in 2024, compared to $103.2 million in 2023, resulting from significantly higher revenues due to the overall increase in travel demand and increased take rates.
Our Financial services Adjusted Segment EBITDA increased to $4.2 million in 2024, compared to negative $(0.8) million in 2023, primarily resulting from the investments related to our plans to develop the financial services of anti-fraud and payments businesses both in Brazil and Latin America.

Comparison of Results of Operations 2023 to 2022

	Year Ended December 31,
	2023			2022
	(in thousands)
		% of Revenue			% of Revenue	% of change
Total revenue	$706,040	100.0		$537,972	100.0	31.2
Cost of revenue	(228,938)	(32.4)		(182,898)	(34.0)	25.2
Gross profit	477,102	67.6		355,074	66.0	34.4
Operating expenses
Selling and marketing	(220,361)	(31.2)		(165,150)	(30.7)	33.4
General and administrative	(77,766)	(11.0)		(101,521)	(18.9)	(23.4)
Technology and product development	(109,130)	(15.5)		(89,992)	(16.7)	21.3
Impairment of long-lived assets and goodwill	—	—		—	—	—
Other operating expense, net	(4,546)	(0.6)		—		NM
Total operating expenses	(411,803)	(58.3)	0	(356,663)	(66.3)	31.3
Loss from equity investments	(1,060)	(0.2)		(164)	0.0	546.3
Operating gain / (loss)	64,239	9.1		(1,753)	(0.3)	(3764.5)
Financial results, net	(36,633)	(5.2)		(45,459)	(8.5)	(19.4)
Gain / (Loss) before income taxes	27,606	3.9		(47,212)	(8.8)	(158.5)
Income tax expense	(3,116)	(0.4)		(21,309)	(4.0)	NM
Net gain / (loss) for the year	$24,490	3.5		$(68,521)	(12.7)	(135.7)
Net gain / (loss) attributable to Despegar.com, Corp.	$24,490	3.5		$(68,521)	(12.7)	(135.7)

Note: “NM” denotes not meaningful.

Consolidated Revenues

The following table presents our consolidated revenues by business segment:

	Year Ended December 31,
	2023		2022
	(in thousands)
		% of Revenue		% of Revenue	% of change
Revenue
Air	$257,649	36.5	$215,782	40.1	19.4
Packages, Hotels and Other Travel Products	437,010	61.9	317,748	59.0	37.5
Financial services	40,912	5.8	12,247	2.3	234.1
Intersegment eliminations	(29,531)	(4.2)	(7,805)	(1.5)	278.4
Total revenue	$706,040	100.0	$537,972	100.0	31.2

The following table presents our consolidated revenues by type of revenue:

	Year Ended December 31,
	2023	2022
	(in thousands)
Commissions and service fees	$607,251	$455,790
Incentive fees	42,998	39,859
Advertising	20,594	16,166
Destination services	25,116	14,071
Interest revenue	9,272	4,114
Financial services (1)	2,109	328
Others (2)	(1,300)	7,644
Total Revenue	$706,040	$537,972
______________
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
Interest revenue increased $5.2 million, or 125.4% in 2023, while financial services revenue increased $1.8 million, or 543.0%, in the same period, primarily due to the expansion in Koin’s operations, mainly due to an increase in intermediation processing fees and fraud prevention services.
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
______________

(1)Others includes income from outsourced services, incentive fees, advertising, breakage and loyalty.
Cost of revenue
Our cost of revenue increased $46.0 million during 2023 mainly due to a $20.7 million increase in credit card processing fees as a result of higher transaction volumes due to a strong demand environment in combination with the execution of commercial strategies. Further, our cost of installments increased $21.5 million due to the increase in overall sales levels. In line with sales growth, other transactional taxes increased $9.1 mainly due to taxes related to sales collections in Argentina and higher service import taxes in Brazil. These increases were partially offset by a recovery of $(11.7) million in fulfillment center fees mainly driven by efficiencies in call center operations due to increases in productivity as well as renegotiation of BPO ('Business Process Outsourcing') contracts in Brazil.
Gross Profit
As a result of the factors described above, our gross profit was $477.1 million in 2023 as compared to $355.1 million in 2022. As a percentage of revenue, gross profit represented 67.6% and 66.0% in 2023 and 2022, respectively.
Selling and Marketing
Selling and marketing expense increased 33.4% to $220.4 million in 2023, as compared to $165.2 million in 2022. In 2023, our brand and performance marketing expenses increased $28.9 million year over year given the overall demand growth across the region. In addition, expenses related to sales commissions increased $10.7 million year over year as we continued to invest in our offline sales channel. Further, we invested $14.5 million throughout the year in line with new store openings under our Despegar / Decolar brand in Argentina and Brazil, as well as Viajes Falabella stores in Chile, Colombia and Peru.
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
Financial Results, Net
In 2023, we had a net financial expense of $36.6 million as compared to a net financial expense of $45.5 million in 2022. Stronger financial performance was driven by a blue chip swap gain in Argentina of $11.7 million and a lower foreign exchange losses of $15.1 million. This gain was primarily the outcome of an enhanced hedging strategy, coupled with the year-over-year appreciation of the Brazilian real and the Mexican peso. Additionally, this impact was partially offset by an increase in travel activity, particularly within the Brazilian market, resulted in a $13.8 million increase in factoring expenses.
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

Our effective tax rate for the year ended December 31, 2023 was 11.3%, which was lower than the effective tax rate of 45.1% for the year ended December 31, 2022 mainly due to the impact of the tax settlement and closing of tax audits in Mexico and tax inflation adjustment related to accumulated net operating losses in Argentina. The variation is also driven by the effect of incremental withholding taxes applicable to intercompany transactions. See Note 20 to our consolidated financial statements for additional information.

Net Income (Loss)
In 2023, we had a net income of $24.5 million as compared to a net loss of $(68.5) million in 2022 as a result of the factors described above.
Net income (Loss) Attributable to Despegar.com Corp.
In 2023, we had a net income of $24.5 million compared to a net loss of $(68.5) million in 2022 as a result of the factors described above.

Adjusted Segment EBITDA

	Year Ended December 31,
	2023	2022
	(in thousands)
Air	$13,172	$17,953
Packages, Hotels and Other Travel Products	$103,172	$42,257
Financial Services	$(797)	$(18,278)
Adjusted Segment EBITDA is our primary segment operating metric. See Note 21 — Segment Information in the notes to the consolidated financial statements for additional information.
Our Air Adjusted Segment EBITDA decreased to $13.2 million in 2023,compared to $18.0 million in 2022, resulting from an increase in headcount related expenses due to the overall increase in travel demand.
Our Packages, Hotels and Other Travel Products Adjusted Segment EBITDA increased to $103.2 million in 2023, compared to $42.3 million in 2022, resulting from significantly higher revenues due to the overall increase in travel demand.
Our Financial services Adjusted Segment EBITDA improved to a negative ($0.8) million in 2023, compared to negative ($18.3) million in 2022, primarily resulting from the investments related to our plans to develop the financial services and the anti-fraud and payments businesses both in Brazil and in Latin America.
B.Liquidity and Capital Resources
Our principal sources of liquidity were typically cash flows generated from operations, cash available under credit facilities and loan agreements as well as our cash and cash equivalents and short-term investment balances. Considering our available cash and cash equivalents balance as of December 31, 2024, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months as from the issuance of these consolidated financial statements.
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
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees. Restricted cash amounted to $23.7 million and $25.9 million as of December 31, 2024 and 2023, respectively. In addition, restricted cash non-current amounted to $0.7 million as of December 31, 2024.
Regarding our financial services business, our model normally works with positive working capital. Our loan customers typically pay the first installment of their loans within two days and we make the first payment to merchants in 30 days, providing us with 28 days of positive cash flow, which can be considered as another very short-term funding source. We offer a factoring service through our securitization program to discount future loans receivables in order to be able to anticipate the future cash flow to the merchant, as needed. For the medium and long term funding, we have traditional credit lines with banks that provide us funding with maturities going from three up to five years. We have all our external funding at variable local interest rates.
As of December 31, 2024, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus loans receivable net of credit expected losses plus related party receivables) amounted to a net payable of $230.2 million as compared to a net payable of $272.4 million as of December 31, 2023.
As of December 31, 2023, our payables (including travel accounts payable plus related party payable plus accounts payable and accrued expenses) minus our receivables (including trade accounts receivable net of credit expected losses plus related party receivables) amounted to a net payable of $272.4 million as compared to a net payable of $208.3 million as of December 31, 2022.
As of December 31, 2024, within our travel accounts payable balance of $357.8 million, we recognized a liability of $14.3 million related to refund vouchers issued to travelers due to canceled reservations, as compared to a liability of $44.5 million as of December 31, 2023.
As of December 31, 2023, within our travel accounts payable balance of $355.4 million, we recognized a liability of $44.5 million related to refund vouchers issued to travelers due to canceled reservations, as compared to a liability of $44.7 million as of December 31, 2022.
Our negative working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $51.1 million as of December 31, 2024, as compared to $99.2 million as of December 31, 2023.
Our negative working capital (calculated as current assets minus current liabilities, except short-term debt and contingent liabilities) was $99.2 million as of December 31, 2023, as compared to $61.4 million as of December 31, 2022.
In August 2020, we entered into an investment agreement with LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (“L Catterton”) and an investment agreement with Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (“Waha Capital”), to raise $200 million in gross proceeds in a private placement of shares of newly created series of preferred stock and warrants to purchase our ordinary shares. The transaction with L. Catterton closed on September 18, 2020 and the transaction with Waha Capital closed on September 21, 2020. These transactions increased our cash position by $187.9 million in 2020. During 2024, we paid an aggregate amount of $23.4 million in preferred dividends, $22.9 million related to Series A Preferred Shares of L Catterton and $0.5 million related to Series B Preferred Shares of Waha Capital. During 2023 and 2022, we paid an aggregate amount of $17.8 million and $17.4 million, respectively, in preferred dividends to L Catterton and Waha Capital. For more information about dividends payments to Series A Preferred Shares and Series B Preferred Shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and Note 5 to our consolidated financial statements.
On March 27, 2024, Waha Capital exercised its conversion rights and converted its 50,000 Series B into ordinary shares at a conversion price of $9.251 per share, as determined in the terms of the Series B Preferred Shares, and a conversion rate of 108.1081 ordinary shares per Series B Preferred shares, obtaining 5,405,405 ordinary shares on an as-converted basis. On April 1, 2024, Waha Capital sold its entire equity stake in the Company. On June 11, 2024, L Catterton exercised their warrants under the Catterton Investment Agreement as a result of which we issued 10,992,759 ordinary shares to LCLA Daylight LP.
On March 25, 2024, we disbursed $15.4 million covering accumulated dividends up to March 31, 2024. Subsequently, on September 26, 2024, we paid out an additional $7.5 million for dividends accumulated through September 30, 2024. As of December 31, 2024, there remained $3.8 million in accrued but unpaid dividends.
On March 21, 2023, we paid $7.9 million of accumulated dividends. On September 26, 2023, we paid $7.9 million of accumulated dividends. For the period from April 1, 2023 until December 31, 2023, we accrued $11.5 million for unpaid dividends recorded as a charge to additional paid-in-capital.
Cash flows for the year ended December 31, 2024 compared to 2023
Our cash flows for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024	2023
	(in thousands)
Net cash flows provided by operating activities	$66,113	$102,730
Net cash flows used in investing activities	(36,217)	(52,558)
Net cash flows used in financing activities	(6,726)	(38,224)
Effect of exchange rate changes on cash and cash equivalents	(26,743)	(6,205)
Net (decrease) increase in cash and cash equivalents	$(3,573)	$5,743
In 2024, we generated lower positive cash flows from operations of $66.1 million compared to $102.7 million in 2023, mainly driven by a deceleration in year-over-year gross booking growth and an increase in days sales outstanding and the losses related to blue chip swap transactions in Argentina.

In 2024, our net cash flows used in investing activities were $36.2 million compared to $52.6 million in 2023 primarily due to lower current year capital expenditures of $36.8 million, including lower spend on internal-developed software. Cash used in investing activities in 2024 primarily included a $30.3 million investment in intangible assets, including internal software and website development costs and $6.5 million in acquired property and equipment; and also included $9.2 million origination of loans receivables due to sales increase of Koin. In 2023, our net cash flows used in investing activities were $52.6 million compared to $51.1 million in 2022 primarily due to higher current year capital expenditures of $41.0 million, including higher spend on internal-developed software. Cash used in investing activities in 2023 primarily included a $31.1 million investment in intangible assets, including internal software and website development costs and $9.8 million in acquired property and equipment; and also included $21.0 million origination of loans receivables due to sales increase of Koin.
In 2024, our net cash flows used in financing activities were $6.7 million primarily due to a $23.4 million payment of dividends to preferred shareholders partially offset by short-term debt collect by $18.9 million. In 2023, our net cash flows used in financing activities were $38.2 million primarily due to a $17.8 million payment of dividends to preferred shareholders and $16.6 million payment of the promissory notes related to Best Day acquisition.
Foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency in 2024 of $26.7 million, reflecting a net devaluation in foreign currencies (mainly in Brazil and Mexico) related to the U.S. dollar during the year. In 2023, foreign exchange rate changes resulted in a decrease of our cash balances denominated in foreign currency in 2023 of $6.2 million, reflecting a net devaluation in foreign currencies (mainly in Argentina) related to the U.S. dollar during the year.
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
Indebtedness
Due to our positive cash cycle, we have historically maintained a low level of debt. Our debt was historically comprised of bank debt. As of December 31, 2024, we have outstanding short and long-term debt of $50.5 million as compared to $30.8 million as of December 31, 2023. As of December 31, 2024 and 2023, short-term debt is comprised of eight loans with four financial institutions and seven loans with two financial institutions, respectively. Our long-term bank debt amounting to $0.9 million as of December 31, 2024 is primarily denominated in currencies other than the U.S. dollar and matures between 2025 and 2026. As of December 31, 2024, we were in compliance with all covenants. See Note 6 to our consolidated financial statements for additional information.
As of December 31, 2024, we have a securitization program with respect to our loans receivable related to our financial services business. In a securitization transaction, assets from our balance sheet are transferred to a special purpose vehicle or “SPV” we establish, which typically meets the definition of a variable interest entity or “VIE.” The SPV then issues various forms of interests in those assets to investors. We typically receive cash proceeds and/or other interests in the securitization SPV for the assets we transfer. As of December 31, 2024, we had one SPV with collateralized debt in an aggregate amount of $5.9 million. As of December 31, 2023, we had one SPV with collateralized debt in an aggregate amount of $7.5 million.
C.Research and Development, Patents and Licenses, etc.
Our technology and product development activities are primarily focused on the development of software, which we view as an important element of the investments we make in our technology and our business. Our primary software development activities have been focused on providing an effective and engaging platform for our travel customers and on collecting and using data to better customize the user experience, pricing and marketing efforts for our travel customers. In 2024, 2023 and 2022, we spent $108.0 million, $109.1 million and $90.0 million, respectively, on software and product development, as well as other technology activities. See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”
D.Trend Information
In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—A. Operating Results—Trends.” You should also read our discussion of the risks and uncertainties that affect our business in “Item 3. Key Information—D. Risk Factors.”
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

Extensive exchange controls implemented by the Argentine government control and restrict the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity’s authorization request to the Central Bank of Argentina to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms in which an entity or individual buys U.S. dollar denominated securities in Argentina (e.g. shares, sovereign debt) using Argentine peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as the “Blue Chip Swap Rate”). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2024, 2023 and 2022, the spread of the Blue Chip Swap Rate was 15.0%, 20.4%, and 94.2%, respectively. See Note 2 to our consolidated financial statements for additional information.
Inflation
Historically, certain countries in Latin America, such as Argentina, have experienced high rates of inflation. Changes in inflation rates can affect our pricing as well as our expenses, including employee salaries, and the inflation rates in the countries where we generate revenue in any period may be higher or lower than the inflation rates in the countries where we incur expenses. In addition, higher inflation may lead our travel customers to make more purchases using installments or other financing options, which may result in an increase in the costs associated with offering such financing options to our travel customers. Below is a summary of certain macroeconomic data for Brazil, Mexico and Argentina, our three largest markets, for 2024, 2023 and 2022:

	Brazil
	2024	2023	2022
Real GDP growth (1)	3.4%	2.4%	2.9%
Population (in millions)(2)	212.6	203.1	207.8
Inflation(3)	4.8%	4.6%	5.8%
Exchange rate(4)	6.17	4.85	5.29
____________
(1)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(2)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE). (i) population forecast (July 2024); (ii) 2022 census as of December 22, 2023.
(3)Source: Instituto Brasileiro de Geografia e Estatistica (IBGE), measured in local currency.
(4)Source: Banco Central do Brasil. Data as of December 31 of each year.

	Mexico
	2024	2023	2022
Real GDP growth (1)	1.2%	3.2%	3.1%
Population (in millions)(2)	129.7	129.0	126.0
Inflation(3)	4.2%	4.7%	7.8%
Exchange rate(4)	20.83	16.97	19.50
____________
(1)Source: Instituto Nacional de Estadística y Geografía (INEGI), measured in local currency.
(2)Source: Instituto Nacional de Estadística y Geografía (INEGI). Preliminary information as of October report. Census information is updated every five years. Latest census was conducted in 2020.
(3)Source: Instituto Nacional de Estadística y Geografía (INEGI), measured in local currency.
(4)Source: Banco de México. Data as of December 31 of each year.

	Argentina
	2024	2023	2022
Real GDP growth (1)	(3.0)%	(1.6)%	5.2%
Population (in millions)(2)	47.1	46.7	46.0
Inflation(3)	117.8%	211.4%	94.8%
Exchange rate(4)	1,030.98	808.48	177.13
___________
(1)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency. Preliminary information as of September 30, 2023.
(2)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency. (i) population forecast (July 2024); (ii) 2022 census as of December 22, 2023.
(3)Source: Instituto Nacional de Estadistica y Censos (INDEC), measured in local currency.
(4)Source: Banco de la Nación Argentina. Data as of December 31 of each year.
E.Significant Accounting Policies and Estimates
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Accounting Policies and Estimates.” In addition, see Note 3 to our consolidated financial statements for additional information on our accounting policies.
ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Board of Directors
Our business and affairs are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Without limiting the generality of the foregoing, our board of directors may exercise all powers of the Company to borrow money. Accordingly, our board of directors has significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.
Our memorandum and articles of association authorize us to have up to eight directors or such other number of directors as is from time to time fixed by resolution of the board. Our board of directors currently consists of six members.
Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by L Catterton (the “L Catterton Director”). Pursuant to our memorandum and articles of association, each of our directors (other than the L Catterton Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the current Class I Directors, Class II Directors and Class III Directors will expire at our annual meetings in 2027, 2025 and 2026, respectively). Upon the expiration of the term of a class of directors, candidates will be elected (or re-elected, as the case may be) as directors of that particular class for three-year terms at the annual meeting of shareholders in the year of such expiration. Our Class I, II and III Directors are divided among the three classes as follows:
•the Class I Directors are Alfonso Paredes and Michael James Doyle II, and their terms will expire at the annual meeting of shareholders to be held in 2027;
•the Class II Director is Martín Rastellino, and his term will expire at the annual meeting of shareholders to be held in 2025; and
•the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of shareholders to be held in 2026.

The L Catterton Director is Ramiro Lauzan.

On August 8, 2024, we announced the unexpected passing of Mr. Mario Eduardo Vázquez, a member of the Company’s board of directors and chairman of the audit committee. The Company appointed (i) Nilesh Lakhani, who currently serves as the Chairman of Despegar’s board of directors as an interim member of our audit committee and (ii) Michael James Doyle II to chair our Audit Committee until the next election.

Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected at any special meeting of our shareholders.
L Catterton has the right to appoint the L Catterton Director so long as L Catterton and its permitted transferees continue to beneficially own (a) (i) at least 75,000 Series A Preferred Shares and (ii) warrants and/or ordinary shares issued upon exercise of the warrants (as occurred on June 10, 2024) or (b) if the Company shall have redeemed the Series A Preferred Shares in full, warrants and/or ordinary shares issued upon exercise of the warrants (as occurred on June 10, 2024).

The L Catterton Director is Ramiro Lauzan. At the Effective Time of our Merger, each Series A Preferred Share will be converted automatically into the right to receive a cash amount and accrued dividends as defined in the Merger Agreement. See “Item 4. Information on the Company—B. Business Overview—Merger with Prosus.”
The following table presents the names and ages of the members of our board of directors:

Name	Age	Position
Nilesh Lakhani	65	Chairman of the Board and Director
Damián Scokin	58	Chief Executive Officer and Director
Alfonso Paredes	49	Director
Martín Rastellino	54	Director
Michael James Doyle II	54	Director
Ramiro Lauzan	51	Director
Our board of directors has the exclusive power to fill any vacancy arising on the board from time to time and to increase the size of the board of directors from time to time and appoint additional directors in connection therewith. Our shareholders may not vote to fill any vacancy or to change the size of our board. There are no share ownership qualifications for directors.
A director of the Company may only be removed: (i) with cause, by a resolution approved by shareholders holding not less than two-thirds of the voting rights at a meeting of shareholders called for the stated purpose of removing the director or for stated purposes including the removal of the director, or (ii) with cause, by a resolution approved by directors holding not less than two-thirds of the voting rights of all of those directors entitled to vote on the resolution at a meeting of directors or by way of unanimous written consent of those directors entitled to vote on the removal. See “Item 16G. Corporate Governance—Differences in Corporate Law” for further information. Our memorandum and articles of association do not require that directors retire by a certain age.
The following is a brief summary of the business experience of our directors. The current business addresses for our directors is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands.
Nilesh Lakhani has over 25 years of operating experience and has served on the boards of a number of emerging market consumer internet companies. He has been a member of our board of directors since October 2012 and Chairman of our board since March 2019. Mr. Lakhani was a director and member of the Audit Committee of Ozon (Nasdaq: OZON) from December 2021 to August 2024. He also served as an independent director on the boards of Netshoes (NYSE: NETS) from 2013 to 2019 and QIWI (Nasdaq: QIWI) from 2013 to 2014. Additionally, Mr. Lakhani was an Operating Partner at Lumia Capital, a technology-focused venture capital fund specializing in emerging markets, from 2015 to 2018. Prior to this, Mr. Lakhani held key executive roles with growth companies in the technology, media and financial services sectors. He served as Chief Financial Officer of oDesk Corporation (now Upwork, Nasdaq: UPWK) and previously as Chief Financial Officer of Yandex (Nasdaq: YNDX) and CTC Media (Nasdaq: CTCM). Before this, he was Vice President of Global Operations at Electronic Arts and Senior Vice President at Transamerica Corporation. He began his career with the merchant banking arm of GE Capital. Mr. Lakhani holds a bachelor’s degree in Economics from the University of Manchester and an MBA from the University of San Francisco.

Damián Scokin joined Despegar in December 2016 and has served as our CEO since February 2017 and as a member of our board of directors since April 2017. Prior to becoming our CEO, Mr. Scokin was the CEO of Ultrapetrol, where he continues to be a member of the company’s board of directors. Mr. Scokin held several positions within the LATAM Airlines Group. Mr. Scokin served as CEO for LATAM’s International Business Unit. Mr. Scokin started his career as an associate of McKinsey & Company in Boston, where he eventually became partner. Mr. Scokin holds a bachelor’s degree in Economics, a bachelor’s degree in Industrial Engineering from the University of Buenos Aires and a Master of Business Administration from Harvard Business School.

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

Martín Rastellino has served as a member of our board of directors since June 2017. Mr. Rastellino is a co-founder of the Company and was extensively involved in the management of the Company since its inception in 1999, until June 2017. He actively participated in crafting the Company’s business and strategy in its early stage, led the regional expansion of operations across Latin America and Spain and then led its local teams. Mr. Rastellino has also served as our Chief Operating Officer, where he was responsible for implementing the overall strategy of the Company, and engineered the structure and processes which enabled a rapid and sustainable growth throughout the years. He has led several turnaround, merger and restructuring processes of the Company. Among other key managerial roles, Mr. Rastellino was also in charge of business processing, customer service, and fraud prevention. Mr. Rastellino has also served as head of our hotels business for several years. Mr. Rastellino continues to apply his entrepreneurial skills and expertise as an e-commerce pioneer in Latin America. He is an active mentor, advisor and investor in several technology startups across the region. He is currently supporting several startups, including a fintech company in South America and a retail business. Mr. Rastellino also serves as a member of the Latin America Advisory Board of the Duke University’s Fuqua School of Business, and as an advisor to the board of directors at different retail and B2B companies. Prior to joining the Company, Mr. Rastellino worked as Business Development Manager at an internet and telecommunications startup of Bell Canada in the United States (Teleglobe). Mr. Rastellino also worked as an auditor for Arthur Andersen in Argentina. Mr. Rastellino holds a bachelor’s degree in Public Accounting from the University of Buenos Aires and an M.B.A. from Duke University. Mr. Rastellino brings significant knowledge of the Company being a co-founder and having served in several key roles in areas such as business development, operations, and commercial head. He also brings unique industry expertise, being one of the e-commerce pioneers in Latin America with more than 20 years of experience in online travel. In addition, Mr. Rastellino’s background combines a proven accounting, financial and risk management expertise, with in-depth understanding of local regulations.
Michael James Doyle II has served as a member of our board of directors since September 2018. Mr. Doyle has been the Chief Financial Officer of AllTrails, a leading digital outdoors platform, since March 2024. He was previously the Chief Financial Officer of Nextdoor Holdings, a neighborhood social network based in San Francisco, California from 2018 through 2023. Prior to Nextdoor, he was Chief Financial Officer of Despegar from 2013 to 2018. Mr. Doyle served as the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China. Prior to eLong, Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. He also worked as Chief Financial Officer of Teledesic, a Seattle-based broadband communications company. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore, and he worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a bachelor’s degree in Finance from Southern Methodist University and an MBA from Harvard Business School.
Ramiro Lauzan is a Partner and the Head of the Miami Office at L Catterton, focused in Latin America. Mr. Lauzan has over 15 years of experience in private equity and principal investing across multiple consumer categories, most notably food & beverage, financial services, travel & leisure, and pharmaceuticals. Previously, Mr. Lauzan spent over 8 years at McKinsey & Company, where he served clients in Latin America, Asia and Australia. Mr. Lauzan also worked as an investment banker at Lehman Brothers, and in venture capital at L.I.D. Group. Mr. Lauzan is a member of the board of directors of several L Catterton portfolio companies, including Despegar (NYSE: DESP), NotCo, Rapsodia and Luigi Bosca. He also serves on the board of Biosidus Group. Mr. Lauzan holds a Business Economics degree with honors from Universidad Torcuato Di Tella in Argentina, and an MBA from Columbia Business School (Yosaji Morita scholar).

Executive Officers
The following table lists the current executive officers of our group:

Name	Age	Position
Damián Scokin	58	Chief Executive Officer
Monica Alexandra Soares da Silva	51	General Counsel
Amit Singh	47	Chief Financial Officer
Gonzalo García Estebarena	45	Chief Technology Officer
Sebastián Mackinnon	53	Chief Travel Partners & Corporate Affairs
Maximiliano Gonzalez Costa	44	Chief Corporate Development and HR Officer
Marcelo Amadeo Grether	49	Chief Commercial Officer
The following is a brief summary of the business experience of our executive officers who are not also directors. Unless otherwise indicated, the current business addresses for our executive officers is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands.
Damián Scokin. See “—Board of Directors.”
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
Amit Singh has served as our Chief Financial Officer since August 21, 2023. He is responsible for overseeing Despegar’s Accounting, Planning & Control, Tax, Treasury and Investor Relations. From May 2022 through August 2023, Mr. Singh served as the CFO of Nasdaq-listed AgileThought, a global provider of digital transformation services and custom software development. Previously, from 2019 through 2022, Mr. Singh was Head of Finance, U.S. & Global Head of Investor Relations at NYSE-listed Globant S.A., a leading global technology service provider. From 2017 through 2019, Mr. Singh was an equity research analyst at Bank of America Merrill Lynch, and from 2011 through 2017 an equity research analyst at Jefferies. Prior to that, from 2009 through 2011, he worked at Rochdale Investment Management, and from 2008 until 2009 at J.P. Morgan Investment Bank. He has also worked as an engineer at Ensco from 2003 through 2006. Mr. Singh holds a Master of Business Administration from the Kellogg School of Management at Northwestern University, and a Master of Science in aerospace engineering from the University of Maryland. He also completed an executive education program for chief financial officers at Harvard Business School.
Gonzalo García Estebarena has served as our Chief Technology Officer since August 2022 and is responsible for establishing our information, technology and data strategies as well as leading our IT team. Before that, he served as our Chief Commercial Officer, overseeing marketing, digital product design, revenue management and our B2C brands, since he joined Despegar in September 2017. Prior to joining us, he held several positions at LATAM Airlines Group from 2011 to 2017, including Vice President of International Revenue Management and Global Head of Sales. Prior to that, Mr. García Estebarena was a management consultant with McKinsey & Company from 2003 to 2011. Mr. García Estebarena holds a bachelor’s degree in electronic engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA with Distinction from Harvard business administration from Pontificia Universidad Católica Argentina and an MBA from CEMA University.
Sebastián Mackinnon has served as our Chief Officer, B2B and Travel Partners since March 2020. From March 2018 to March 2020 he served as Executive VP Travel Partners & Corporate Affairs, from March until October 2018, he served as interim Country Manager for Brazil Operations, and from December 2015 until March 2018, he served as our Head of Air, with a regional scope. From October 2001 to December 2015, Mr. Mackinnon served in various positions at Diageo plc, an international alcoholic beverages company, mostly recently as General Manager covering Peru, Bolivia and Ecuador. Prior to that, Mr. Mackinnon held various positions at Mondeléz International and Kimberly-Clark Corporation. Mr. Mackinnon holds a bachelor’s degree in Business Administration and an MBA.

Maximiliano Gonzalez Costa has served as our Chief Corporate Development & HR Officer since August 2023. Prior to this, he was the VP Marketing & Loyalty since November 2022. His extensive experience in e-commerce and travel tech includes significant roles within Despegar, such as VP Product Management, Head of Non-Air Travel Partners and General Manager for the Packages Business. Internationally, he served as Director of Category Management at Wayfair in Germany. His background also features a tenure as Revenue Management Director at LATAM Airlines and as a Project Leader at The Boston Consulting Group across Latin America and the United States. Earlier in his career, Mr. Gonzalez Costa held Brand Management positions in both Nestlé and Johnson & Johnson. Mr. Gonzalez Costa holds an MBA from Harvard Business School and a bachelor’s degree in business administration from Pontificia Universidad Católica Argentina.
Marcelo Amadeo Grether has served as our Chief Commercial Officer since July 2022, leading our Marketing, Product, Revenue and Sales team globally. Prior to this role, from 2017 to 2022, he served as Chief M&A and Business Development, leading the acquisition, integration and operations of Viajes Falabella, Best Day, Koin, Stays and Viajanet. Marcelo has more than 25 years of experience in multinational, pan-regional and local companies in Argentina and Latin America. Prior to Despegar he served as CCO in Avantrip.com from 2014 to 2017. From 2001 to 2014 served in various positions in Latam Airlines, and Commercial VP in Latin America as his latest role. Mr. Grether holds a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina.
Family Relationships
There are no family relationships among any of our executive officers or directors.
B.Compensation
Compensation of Executive Officers and Directors

For the years ended December 31, 2024, 2023 and 2022, the aggregate compensation provided to the officers and members of our board of directors amounted to $11,213,912, $9,521,344 and $6,874,824, respectively. Our officers receive comparable benefits generally provided to our employees, such as pension, retirement and health insurance coverage, with some variations with regard to levels of health insurance coverage. For information regarding share options and RSUs granted to our current officers and directors, see “Item 6. Directors, Senior Management And Employees—B. Compensation—Equity Incentive Plans.”
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

Pursuant to the 2016 Plan, we may grant RSUs and stock options to our officers, directors and/or employees up to a total of 6,411,777 ordinary shares, out of which, on December 31, 2024, 787,310 ordinary shares were available for new stock-based awards. We issue new shares to satisfy the exercise or release of stock-based awards.
During 2024, we continued issuing RSUs as our primary form of stock-based compensation. In connection with the years 2024, 2023 and 2022 we granted an aggregate of 788,556, 892,367 and 622,781 RSUs to certain of our directors, senior management and other personnel. During 2024, 2023 and 2022, we did not grant any stock options. All granted stock options are fully vested. For more information about our equity-based compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”
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
Vesting Schedule. Options, other share-based awards and RSUs may be subject to vesting requirements, as set forth in the applicable award agreement. In 2020, we started issuing RSUs as our primary form of stock-based compensation. RSUs vest in thirds on the first, second and third anniversary of issuance. Beginning in 2024, new RSU grants vest quarterly, the first vesting in December of the granting year and subsequent vestings in December over the subsequent 3 years.
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
Third-Party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding awards will be treated in the manner described in the definitive transaction agreement (or in the event the transaction does not entail a definitive agreement to which we are party, in the manner determined by our board of directors in its capacity as administrator of the Plans, with such determination having final and binding effect on all parties), which agreement or determination need not treat all awards (or all portions of an award) in an identical manner.
Acceleration: If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, and an employee is subject to an involuntary termination without cause within twelve months following the acquisition, all of such employee’s then outstanding RSUs become fully vested.
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
Retention and Transaction Bonuses

In connection with the Merger, Prosus agreed that following the Closing, the Company will enter into cash transaction and retention bonus agreements with certain of the Company’s executive officers in the amounts and pursuant to the terms set forth below:

Name	Transaction Bonus Amount ($)	Retention Bonus Amount ($)
Damián Scokin	—	1,500,000
Amit Singh	600,000	—
Gonzalo García Estebarena	100,546	653,550
Monica A. S. da Silva	—	200,000
Maximiliano Gonzalez Costa	79,112	461,486
Marcelo Amadeo Grether	90,403	602,686
The retention bonuses (the “Retention Bonuses”) will vest 50% on the first anniversary of the Closing and 50% 18 months following the Closing, subject to the Closing and the Retention Bonus recipient’s continued employment with the Company through each vesting date. Vested Retention Bonuses will be payable less applicable taxes and authorized deductions as soon as reasonably practicable following each vesting date. Notwithstanding the foregoing, if a Retention Bonus recipient’s employment with the Company is terminated without cause, the Retention Bonus will accelerate and any unvested portion will vest as of the date of such recipient’s termination of employment without cause. Retention Bonus amounts may be reduced to the extent necessary to avoid adverse tax consequences under Sections 280G and 4999 of the Code.
The transaction bonuses (the “Transaction Bonuses”) will vest in full upon the Closing, subject to the Closing and the Transaction Bonus recipient’s continued employment with the Company through the Closing, and be paid less applicable taxes and authorized in a single lump-sum payment as soon as reasonably practicable following the Closing. Transaction Bonus amounts may be reduced to the extent necessary to avoid adverse tax consequences under Sections 280G and 4999 of the Code.
In recognition of her critical role in ensuring the success of the Transactions, Monica A. S. da Silva, Despegar’s Vice President of Legal and General Counsel, has entered into a Transaction Bonus Agreement, dated as of November 22, 2024, by and between Ms. da Silva and Despegar (the “Transaction Bonus Agreement”) pursuant to which, subject to the Closing and her continued employment with Despegar through the Closing, she is entitled to receive payment of a transaction bonus in the amount of $75,000 (without interest), less applicable taxes and authorized deductions, payable within 30 business days following the Closing. Notwithstanding the foregoing, if Ms. da Silva’s employment with Despegar is terminated without Cause (as defined in the Transaction Bonus Agreement) prior to payment of the transaction bonus, the right to payment of the transaction bonus will remain outstanding and will vest and become payable upon the Closing.
Arrangements with Parent
Except with respect to the Retention Bonuses and the Transaction Bonuses, as more particularly described under “—Retention and Transaction Bonuses” above, none of our executive officers has entered into any agreement with Parent or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates and no discussions regarding employment or compensation arrangements for executive officers following the Merger have occurred. Prior to and following the Closing, however, certain of our executive officers, may have discussions and may enter into agreements with Parent, the Surviving Company or their respective subsidiaries or affiliates regarding service with the Surviving Company or one or more of its affiliates on and after the Closing Date.
C.Board Practices
For information about the date of expiration of the current term of office and the period during which each director and executive officer has served in such office, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” For information on our contracts with our senior management and certain employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Board Committees
Our board of directors may establish committees from time to time with responsibilities determined by our board. Members will serve on these committees until their resignation or until otherwise determined by our board. Our board of directors has established the committees, as described below.
Audit Committee
Our audit committee consists of Mr. Michael James Doyle II, Mr. Nilesh Lakhani, and Mr. Martín Rastellino, with Mr. Michael James Doyle II serving as chair. Each of them satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that each of Messrs. Doyle, Lakhani and Rastellino qualify as audit committee financial experts within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:
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
Nomination and Compensation Committee
Our nomination and compensation committee is composed of three members, Mr. Nilesh Lakhani, Mr. Ramiro Lauzan and Mr. Martín Rastellino, with Mr. Nilesh Lakhani serving as chair. The nomination and compensation committee is responsible for, among other things:
•regarding compensation: carrying out the Board’s responsibilities in relation to compensation of the Company’s CEO and his direct reports (including plans, policies and programs), overseeing the implementation of the Company’s compensation policy, and providing guidance with respect to compensation matters as the committee deems appropriate;
•regarding nomination: (i) identifying individuals to become Directors of the Company, (ii) nominating qualified individuals for election to the Board at the annual meeting of shareholders, (iii) recommending to the Board the individual directors to serve on the committees of the Board, and (iv) recommending the Board a set of corporate governance principles applicable to the Company; and
•any such other duties as may be from time to time assigned to it by the Board or required by the rules and regulations of the SEC or the New York Stock Exchange.
Strategy Committee
Our strategy committee is composed of four members, Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael James Doyle II and Mr. Ramiro Lauzan, with Mr. Martín Rastellino serving as chair. The strategy committee is responsible for, among other things:
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
D.Employees
As of December 31, 2024, we had 3,956 employees. We also contracted with certain third-party providers to support our call center employees. The following tables show a breakdown of our employees as of December 31, 2024, 2023 and 2022 by category of activity.

	Number of Employees as of December 31,
Division/Function	2024	2023	2022
Operations and customer service	969	1,002	1,061
Sales and marketing	1,416	2,084	1,644
Technology and content	1,117	1018	1203
General and administrative(1)	454	489	635
Total	3,956	4,593	4,543
___________
(1)Includes business development, administration, finance and accounting, legal and human resources.
As of December 31, 2024, all of our employees in Brazil and 385 of our employees in Argentina were represented by labor unions. We believe that our relations with our employees are good and we implement a variety of human resources practices, programs and policies that are designed to hire, retain, develop and compensate our employees.
We have attracted and retained outstanding individuals over the years and we strive to bring more talent by hiring individuals with internet-related experience. We believe our future success will depend on our ability to attract and retain capable professionals.
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2025 by (1) each of our executive officers and directors and (2) all of our executive officers and directors as a group.

In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options and RSUs held by that person or entity that are currently exercisable or that will become exercisable or vested, as applicable, within 60 days of March 31, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Commerce House, 4th Floor, Wickhams Cay 1, Road Town, Tortola (VG1110), British Virgin Islands.

	Outstanding Ordinary Shares as of March 31, 2025
Name of Beneficial Owner	Number	%
Executive Officers and Directors:
Nilesh Lakhani	70,744	*
Damián Scokin(1)	377,753	*
Alfonso Paredes	—	—
Martín Rastellino(2)	219,087	*
Michael James Doyle II	89,707	*
Ramiro Lauzan	—	—
Monica Alexandra Soares da Silva(3)	8,136	*
Gonzalo García Estebarena(4)	218,081	*
Amit Singh(5)	5,331	*
Sebastián Mackinnon(6)	286,775	*
Maximiliano Gonzalez Costa(7)	41,232	*
Marcelo Amadeo Grether(8)	158,097	*
Executive Officers and Directors as a Group (12 persons)	1,474,943	1.8
___________
*Represents beneficial ownership of less than 1%.
(1)Mr. Damián Scokin also holds 145,473 RSUs which will vest on December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027, provided that he remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(2)Consists of 219,087 ordinary shares held directly by Birbey S.A. Mr. Martín Rastellino has sole voting and dispositive control over such shares and directly or indirectly owns 100% of the share capital of Birbey S.A.
(3)Ms. Monica Alexandra Soares da Silva also holds 20,647 RSUs which will vest on June 1, 2025, December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027 provided that she remains in continuous service as an employee, director or consultant of the Company. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(4)Mr. Gonzalo Garcia Estebarena also holds 85,401 RSUs which will vest on December 1, 2025, December 1, 2026, December 1, 2027 and March 1, 2028 provided that he remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(5)Mr. Amit Singh also holds 101,250 RSUs which will vest on June 1, 2025, December 1, 2025, December 1, 2026 and December 1, 2027, provided that he remains in continuous service as an employee, director or consultant of the Company. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(6)Mr. Sebastián Mackinnon also holds 93,413 RSUs which will vest on December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027, provided that he remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(7)Mr. Maximiliano Gonzalez Costa also holds 27,180 RSUs which will vest on December 1, 2025, December 1, 2026 and December 1, 2027, provided that he remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
(8)Mr. Marcelo Amadeo Grether also holds 53,030 RSUs which will vest on December 1, 2025, June 1, 2026, December 1, 2026 and December 1, 2027, provided that he remains in continuous service as an employee, director or consultant of the Company through each applicable date. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

In the first quarter of 2025, there have been no new grants for the Officers of the Company. For information regarding share options and RSUs held by the persons listed above, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
In connection with the Merger, Prosus agreed that following the Closing, the Company will enter into cash transaction and retention bonus agreements with certain of the Company’s executive officers. For further information, see “Item 6. Directors, Senior Management And Employees—B. Compensation—Compensation of Executive Officers and Directors—Retention and Transaction Bonuses.”
F.     Disclosure of a registrant’s action to recover erroneously awarded compensation
We have adopted an incentive compensation clawback policy on August 10, 2023. Please see Exhibit 97 to this Annual Report. We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.
ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2025 by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities.
In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to conversion, warrants, options or RSUs held by that person or entity that are currently convertible or exercisable or that will become convertible or exercisable or vested, as applicable, within 60 days of March 31, 2025. For the purpose of computing the percentage ownership of any other person or entity, we used the total outstanding shares as of March 31, 2025 (83,572,285 shares), which exclude treasury shares and/or ordinary shares subject to conversion, warrants, options or RSUs held by that person or entity that are currently convertible or exercisable or that will become convertible or exercisable or vested.

	Outstanding Ordinary Shares as of March 31, 2025
Name of Beneficial Owner	Number	%
% Shareholders:
Expedia, Inc(1)	9,590,623	11.5
LCLA Daylight LP.(2)	7,992,759	9.6
___________
(1)This information is based on Schedule 13G filed with the SEC on February 14, 2018. Consists of ordinary shares held of record by Expedia, Inc., a Washington corporation, which is a direct wholly owned subsidiary of Expedia Inc., a Delaware corporation. The principal business address for each reporting person is 333 108th Avenue NE, Bellevue, WA 98004.

(2)This information is based on Schedule 13D/A filed with the SEC on December 26, 2024. CALA2 Managers, Ltd. is the sole general partner of LCLA Daylight LP. Scott A. Dahnke and Dirk Donath are members of the managing board of CALA2 Managers Ltd. Accordingly, such shares may be deemed to be beneficially owned by CALA2 Managers Ltd., Mr. Dahnke and Mr. Donath. Mr. Dahnke and Mr. Donath disclaim beneficial ownership of such ordinary shares, except to the extent of any pecuniary interest therein. The principal business address of each reporting person is c/o Catterton Latin America Management, LLC, 30 Rockefeller Plaza, Suite 5405, New York, NY 10112.
Significant Changes in Percentage Ownership
Except as disclosed below, to our knowledge, there has been no significant changes in the percentages of ownership held by the major shareholders listed above.
On August 20, 2020, Despegar entered into the Waha Investment Agreement with Waha LATAM Investments Limited, a Cayman Islands limited company (“Waha Purchaser”), pursuant to which the Company agreed to issue and sell to the

Waha Purchaser 50,000 shares of the Company’s Series B Preferred Shares, without par value (the “Series B Preferred Shares”).
Subsequently, on June 13, 2022, the Company’s board of directors approved a new share repurchase (the “2022 Share Repurchase Program”), authorizing the repurchase of up to $40 million of its ordinary shares. This repurchase program became effective on June 14, 2022, and expired on August 12, 2022. Under the 2022 Share Repurchase Program, the Company repurchased 1,251,659 ordinary shares in 2022 at a weighted average cost of $7.97 per share. As a result, these shares were held in treasury and later became available for corporate purposes.
On March 27, 2024, Waha Purchaser decided to convert its Series B Preferred Shares into ordinary shares at a conversion price of $9.251 per share, as determined by the terms of the Series B Preferred Shares, totaling 5,405,405 ordinary shares on an as-converted basis. For this conversion, the Company delivered treasury shares it had previously repurchased. Finally, on April 1, 2024, Waha Purchaser sold its entire participation in the Company.
On June 11, 2024, LCLA Daylight LP, an affiliate of L Catterton, exercised in full its warrants to purchase ordinary shares under the Catterton Investment Agreement, resulting in the issuance of 10,992,759 ordinary shares through a cashless exercise. On June 13, 2024, LCLA Daylight LP sold 3,000,000 of those shares pursuant to Rule 144 under the Securities Act of 1933. Following these transactions, LCLA Daylight LP retained ownership of 7,992,759 ordinary shares.
B.Related Party Transactions
Relationship with Expedia
Expedia Outsourcing Agreement

On September 2024, we entered into the Expedia Outsourcing Agreement, whereby the parties agreed to terminate the then existing outsourcing agreement, entered into on July 12, 2017 and amended and restated on November 15, 2019. Most of the terms of the Expedia Outsourcing Agreement are effective since January 1, 2025, with a ten-year term. Expedia is the beneficial owner of 11.5% of our ordinary shares outstanding as of March 31, 2025.
A substantial number of the hotel and other lodging reservations that we offer through our platform for all countries outside Latin America are provided to us by Expedia pursuant to the Expedia Outsourcing Agreement. Expedia is amongst the key providers to us of hotel and other lodging reservations inside Latin America.
While the prior Expedia outsourcing agreement allowed us to source a limited percentage of our hotel bookings outside of Latin America, the Expedia Outsourcing Agreement enables us to expand our own directly sourced non-Latin America hotel and accommodation supply, and further optimize our lodging supply to pursue key growth initiatives, including its B2B, White Label, SaaS, and M&A strategies and establish new strategic partnerships.
Pursuant to the Expedia Outsourcing Agreement, Expedia pays monthly marketing fees to us, which are calculated as a percentage of the gross profit of consumed bookings we sourced through Expedia during the month. We are required to maintain a level of bookings through Expedia such that those marketing fees meet certain thresholds in a six-month period; otherwise, Expedia may terminate the agreement and require us to pay a $125.0 million termination fee. From time to time, under the then existing outsourcing agreements with Expedia, our fees have been supplemented by one-time incentives paid to us for reaching certain booking targets during a specified period.
Subject to the terms of the agreement, the Expedia Outsourcing Agreement allows us to grant to Decolar Partners the right to access and distribute Expedia-sourced lodging inventory. We must ensure that each Decolar Partner remains subject to obligations at least equivalent to those imposed on us under the Expedia Outsourcing Agreement. We remain solely responsible for our Decolar Partners, including for any liabilities or breaches arising from their activities. In addition, Expedia has exclusive rights to distribute certain lodging supply in Latin America.
In the past, we have entered from time to time into amendments to the terms of the Expedia Outsourcing Agreement, and may continue to negotiate commercial conditions with Expedia which may result in modifications to the Expedia Outsourcing Agreement. Expedia shall use good-faith efforts to make available VRBO inventory, and we may participate in the accommodation sponsored listing advertising program known as TravelAds, pursuant to which we expect to receive a revenue additional to the marketing fee.

The initial term of the Expedia Outsourcing Agreement is ten years, expiring on December 31, 2034, and it automatically renews annually unless otherwise terminated by either party upon thirty days’ written notice. The Expedia Outsourcing Agreement may be terminated: (1) by mutual consent, for convenience and subject to the $125.0 million termination fee during the Initial Term if terminated by us for convenience, (2) unilaterally by us and not subject to the $125.0 million termination fee under specific circumstances, such as (a) if Expedia ceases to hold the Transactions Shares (as defined in the Expedia Outsourcing Agreement), subject to exceptions listed in the Expedia Outsourcing Agreement, (b) if Expedia materially breaches its obligations under the Investors' Rights Agreement (as defined in the Expedia Outsourcing Agreement), without curing such breach within 60 days’ written notice, (c) if the minimum service level regarding the Expedia API is not observed, or (d) if Expedia materially breaches the Expedia Outsourcing Agreement and does not remedy such default within 30 days of the receipt of written notice from us, (3) unilaterally by Expedia, and triggering a payment obligation for Despegar of the $125.0 million termination fee if the termination occurs during the Initial Term and under specific circumstances such as, (a) if we materially breach the Expedia Outsourcing Agreement or the Transaction Agreements (as defined in the Expedia Outsourcing Agreement) or (b) if the minimum booking or marketing fee requirements are not met, and (4) unilaterally by Expedia, but not subject to the termination fee, in the case of a “Change of Control” or a “Bankruptcy Event” (as each of these are defined in the Expedia Outsourcing Agreement).
The foregoing description of the Expedia Outsourcing Agreement, as amended and restated by means of document executed in September 2024, is qualified in its entirety by reference to the full text of Expedia Outsourcing Agreement filed as Exhibit 4.8 to this Annual Report.
Despegar Outsourcing Agreement
We entered into the Despegar Outsourcing Agreement with certain affiliates of Expedia on August 17, 2016. Under the Despegar Outsourcing Agreement, we are required to make our hotel inventory available to certain affiliates of Expedia. The relevant Expedia affiliate receives compensation equal to a percentage of the revenue earned by us from the property owner.
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
The foregoing description of the Despegar Outsourcing Agreement is qualified in its entirety by reference to the full text of the Despegar Outsourcing Agreement, which is filed as Exhibit 4.3 to this Annual Report.
Under the Expedia Outsourcing Agreement and the Despegar Outsourcing Agreement, combined, we maintained (i) a receivable position of $18.6 million and $16.4 million recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2024 and 2023, respectively, and (ii) a payable position of $101.4 million and $87.7 million recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2024 and 2023, respectively. We generated revenue of $59.6 million and $40.3 million and $24.2 million for the years ended December 31, 2024, 2023 and 2022, respectively, representing 8%, 6% and 5% of our total consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.
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

Expedia Put Right
On March 6, 2015, Expedia purchased 9,590,623 shares of common stock (the “2015 Expedia Shares”) from our predecessor, Decolar.com, Inc. We are required to buy back from Expedia, or in certain circumstances facilitate the sale of, the 2015 Expedia Shares for fair market value, if we exercise our right to terminate the Expedia Outsourcing Agreement and pay the required termination fee to Expedia in connection therewith. If we remain a public company with securities traded on a recognized securities exchange at the time we receive notice that Expedia is exercising its put right, then we are required to (1) use our best efforts to prepare and file with the SEC a registration statement covering the 2015 Expedia Shares, (2) request, in conjunction with Expedia, quotes from five internationally-recognized underwriting banks for a firm and fully underwritten sale of the 2015 Expedia Shares and (3) assist Expedia in its sale of the 2015 Expedia Shares on a recognized securities exchange or market or otherwise. If the 2015 Expedia Shares cannot be sold in this manner, we are required to purchase the 2015 Expedia Shares at the highest quoted price then available from the aforementioned underwriting banks. If we are no longer a public company with securities traded on a recognized securities exchange, fair market value will be a price agreed upon by the Company and Expedia or, if the parties cannot agree, a price determined through the assistance of third-party valuation experts.
Expedia Non-Solicitation Restriction
Expedia is also prohibited from soliciting certain of our employees, and vice versa, until one year after Expedia beneficially owns less than 10% of our share capital. A similar non-solicitation covenant applies during the term of the Expedia Outsourcing Agreement and for a period of one year thereafter.
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
Registration Rights
Expedia is entitled to two demand registrations as long as it owns 5% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). Moreover, any other party to our Shareholder Agreements that owns 10% or more our outstanding ordinary shares (calculated on a fully-diluted basis) is also entitled to two demand registrations. We are also required to effect up to two registrations on Form F-3 in any twelve-month period, upon the request of any such shareholders that own 10% or more of our outstanding ordinary shares (calculated on a fully-diluted basis). The Shareholder Agreements also provide the shareholders party thereto with customary piggyback registration rights. Moreover, we are required to pay certain expenses relating to such registrations and indemnify such shareholders against certain liabilities that may arise under the Securities Act. In addition, as previously described, we may also be required to facilitate the sale by Expedia of the 2015 Expedia Shares. In connection with an amendment to the Expedia Outsourcing Agreement, executed on August 20, 2020 the Company and Expedia entered into a letter agreement with Expedia (the “Letter Agreement”), extending Expedia’s registration rights for a period of two years beyond the expiration date of September 22, 2022. On September 13, 2024, we entered into a letter agreement with Expedia to further extend Expedia’s registration rights for two (2) years, until September 22, 2026.

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
Expedia Nominating Agreement
In connection with an amendment to the Expedia Outsourcing Agreement, executed on August 20, 2020, and waivers granted by Expedia of certain rights set forth in the Sixth Amended and Restated Investors’ Rights Agreement, on October 21, 2020 we entered into a Nominating Agreement with Expedia (the “Nominating Agreement”) that grants Expedia the right to designate one individual to be a nominee for election to the board of directors of the Company.
As of the date of this Annual Report, one of the members of the board of directors of the Company, Mr. Alfonso Paredes, whose term expires at the annual meeting of the Company’s shareholders to be held in 2027, was nominated by Expedia. Therefore, Expedia is not entitled to nominate a director under the Nominating Agreement until Mr. Alfonso Paredes no longer serves on our board of directors.
The foregoing description of the Nominating Agreement is not complete and is qualified in its entirety by reference to the full text of the Nominating Agreement, which is filed as Exhibit 4.4 to this Annual Report.
Catterton Registration Rights Agreement
In connection with and concurrently with the closing of the transactions contemplated by the Catterton Investment Agreement, we and LCLA Daylight LP entered into a Registration Rights Agreement (the “Catterton Registration Rights Agreement”), pursuant to which LCLA Daylight LP is entitled to customary registration rights with respect to the Common Stock for which the Warrants may be exercised.
The foregoing description of the Catterton Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Catterton Registration Rights Agreement, which is filed as Exhibit 4.5 to this Annual Report.
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
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
We have appended our audited consolidated financial statements filed pursuant to “Item 18. Financial Statements” as part of this annual report.

Legal Proceedings
See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”
Dividend Policy
In 2024, 2023 and 2022, no dividends were declared or paid on our ordinary shares or on the common stock of our predecessor, Decolar.com, Inc. We currently intend to retain our available funds and future earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends on our ordinary shares in the near future.
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
Each Series A Preferred Share confers on the holder the right to dividends on each Series A Preferred Share, accruing at a rate of 10.0% per annum and payable semi-annually in arrears. Prior to their conversion, each Series B Preferred Share conferred on the holder the right to dividends on each Series B Preferred Share, accruing at a rate of 4.0% per annum and payable quarterly in arrears. For more information about dividends payments to Series A Preferred Shares and Series B Preferred Shares, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B.Significant Changes
Other than as disclosed in this Annual Report and Note 32 to our audited consolidated financial statements, there has not been significant subsequent event following the close of the last financial year up to the date of this Annual Report that is known to us and requires disclosure in this Annual Report.
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
The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A., which maintains the register of members of the Company at 480 Washington Boulevard, Jersey City, NJ 07310, USA. The shares of the Company are held in uncertificated (book-entry) form, and no shareholder has the right to require issuance or provision to it at any time of any share certificate.
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

Additional Shares
Our board of directors may determine the rights, privileges, restrictions and conditions attaching to each such class of preferred shares (which may be more favorable than those attaching to the ordinary shares), as the board of directors may determine in its sole and absolute discretion (subject always to obtaining any approval required in respect of the consent, veto or approval rights assigned to the holders of Series A Preferred Shares in the memorandum and articles of association), including without limitation:
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
•Special meetings may only be called: (i) by the board of directors at its own initiative; or (ii) by the board of directors upon receiving a compliant written request from a shareholder or shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Upon receipt of a compliant requisition notice, the board of directors shall convene the requested special meeting for a date not later than 90 days after the date of receipt of the requisition notice, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the requisitioning. A special meeting may be held at such date, time and place, within or outside the BVI, as shall be stated in the notice of the meeting.
•Director elections and re-elections by shareholders may occur only at annual meetings (not special meetings) and then only in respect of those board seats whose terms expire at such meeting. Nominations of persons for election or re-election as directors of the Company at an annual meeting may only be made by (i) the board of directors; or (ii) any shareholder (or shareholders collectively) other than any holder of Series A Preferred Shares (for so long as such holder has the right to appoint the L Catterton Director) holding not less than 3% of the voting rights that may be exercised at the annual meeting entitled to attend and vote at such meeting, provided the various restrictions, conditions and provision of information and other procedural requirements set out in the memorandum and articles of association have been met by the nominating shareholders. The board of directors also retains discretion to veto inappropriate candidates nominated by shareholders for election as a director in certain enumerated circumstances, including (a) where the candidate is not qualified, does not have the necessary experience, has a conflict of interest or is otherwise unsuitable or unfit for office; and (b) where an appointment may adversely affect the Company’s (and/or its subsidiaries’ respective) reputation or business; or would result in the Company not having the required number of independent directors for its audit committee; or would result in the Company losing its “foreign private issuer” status.
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
C.Material Contracts

For information regarding material contracts, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
D.Exchange Controls

The following paragraphs summarize the exchange controls. See “Item 3. Key Information—D. Risk Factors—Certain Risks Related to Latin America—Exchange rate fluctuations against the dollar in the countries in which we operate could negatively affect our results of operations” and “Item 3. Key Information—D. Risk Factors—Certain Risks Related to Latin America—We are subject to foreign currency exchange controls in certain countries in which we operate” for more information.
Argentina
On September 1, 2019, due to various factors that impacted the evolution of the Argentine economy and the uncertainty caused in the financial markets by the presidential election that took place in 2019, by Emergency Decree No. 609/2019 (as amended by Decree No. 91/2019) federal government re-implemented the foreign exchange controls setting forth certain controls and restrictions on the acquisition, sale, and transfer of foreign currency, applicable to both individual persons and legal entities in Argentina. This decree also enabled the Argentine Central Bank (“BCRA” for its Spanish acronym Banco Central de la República Argentina) to establish, through regulations, the necessary measures to avoid “practices and operations aimed at avoiding, through public titles or other instruments” the restrictions set forth by the decree. In furtherance of such decree, since its date of implementation the BCRA has adopted a series of measures that regulate the official foreign exchange market (the “FX Market”), which are all included in the Amended and Restated Text on Foreign Exchange rules (the “FX Regulatory Framework”).

Recently, on April 11, 2025, the BCRA issued Communication “A” 8226, introducing significant changes to the FX Regulatory Framework, effective from April 14, 2025. These changes primarily benefit individuals, allowing them to purchase foreign currency for savings or deposit purposes without prior BCRA’s approval.

However, restrictions remain in place for legal entities concerning access to the FX Market for payments of imports of goods and services, payment of dividends, repayment of foreign indebtedness, and for purchase of foreign currency for holding or depositing purposes. The measures set forth by Communication “A” 8226 are part of a broader economic reform and include a shift to a managed floating exchange rate regime. While some controls remain in place (see below), this marks a significant relaxation of the FX Regulatory Framework compared to previous regulations.

Among other provisions, recitals and exceptions set forth in such legislation, the FX Regulatory Framework provide certain restrictions applicable to the following transactions: (i) collection of exports and payment of imports of goods and services; (ii) payments of profits and dividends; (iii) sales collections of non-produced non-financial assets; (iv) repayment of external financial loans disbursed as of September 1, 2019 (including those that involves offshore related counterparties); (v) repayment of local notes offerings in dollars; (vi) payments in foreign currency among residents; (vii) payments of external financial indebtedness by the collateral trustees; (viii) purchase of foreign currency by local entities, and non-residents (both entities and individuals); (ix) funding of debt services reserve accounts on external indebtedness, among others.

In summary, among other matters, as of the date of this report the FX Regulatory Framework establishes the following provisions:

Inflow of funds: the FX Regulatory Framework establishes the obligation to enter into Argentina through the FX Market, convert into local currency at the official foreign exchange rate, and to deposit into local bank accounts-within some specific terms-the funds obtained from (i) export of goods operations; (ii) export of services operations; (iii) selling of non-financial non-produced assets to foreign parties.

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

Outflow of funds: the FX Regulatory Framework establishes certain limitations and regulations to access to the FX Market at the official foreign exchange rate in relation to the import of goods, payment of offshore services, payment of dividends and earnings, repayment of loans, etc. The necessary requirements will depend on each particular transaction. BCRA's prior authorization will be required when the necessary applicable requirements are not met (in practice, this requirement of prior authorization operates as a restriction, since the Argentinian Central Bank does not usually grant this type of approval). The ability to access the FX Market for cross-border payments will depend on the terms and conditions established by the BCRA at the time of the execution of each specific transaction. At the time of the filing of this Annual Report, both general requirements as well as specific requirements that depend on the nature of the transaction to be executed need to be complied with.

As a general rule, in order to grant access to the FX Market for the acquisition of foreign currency or its remittance abroad financial institutions must require their clients certain affidavits indicating compliance with the FX Regulatory Framework. This requirement applies exclusively to local legal entities and is not applicable to individuals. In this regard, legal entities seeking access to the FX Market for the outflow of funds must submit certain affidavits which sets forth the following:

i.Local entity must state that, on the day it requests access to the FX Market (i.e., on the day a given payment is to be executed), it has all its foreign currency holdings in the country deposited in accounts in financial institutions, and that it does not have “available liquid foreign assets” (including Argentine certificates of deposit representing foreign shares known as “CEDEARs”) for an amount in excess of $100,000. In the event that local client has available liquid foreign assets for an amount in excess of the threshold, it will have to file before the bank (through which a given payment is being executed) an affidavit stating that such amount in excess is subject to any of the exceptions established under the FX Regulatory Framework (Section 3.16.2.1 of the FX Regulatory Framework).
ii.Local entity must undertake to convert into Pesos though the FX Market, within 20 business days of its availability, any funds received abroad arising from collections of (a) loans; (b) term deposits; or (c) sales of any type of assets (e.g., shares, securities, goods, etc.); in case such loans, deposits or assets were granted, constituted, or acquired after May 28, 2020 (Section 3.16.2.2 of the FX Regulatory Framework).
iii.Local entity must state that, on the day on which it requests access to the FX Market, and in the previous 90 calendar days, it has not: (a) arranged sales in the country for securities with settlement in foreign currency; (b)

carried out swaps of securities issued by residents for foreign assets; (c) carried out transfers of securities to foreign depositories; (d) acquired in the country securities issued by non-residents using pesos; (e) acquired CEDEARs; (f) acquired securities representing private debt issued in foreign jurisdiction; (g) delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, to receive as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad (Section 3.16.3.1 of the FX Regulatory Framework). In addition, the declaring party must also undertake not to carry out these operations on that day and for the following 90 days calendar days (Section 3.16.3.2 of the FX Regulatory Framework).
Likewise, local entity must include a list of the persons who exercise a direct control relationship over it, and legal entities that are part of the same economic group, in accordance with Sections 1.2.1.1 and 1.2.2.1 of the “Large Exposures to Credit Risk” standards of the BCRA rules (Section 3.16.3.3 of the FX Regulatory Framework).
.
Additionally, local entity must state that, on that day and in the previous 180 calendar days, it has not delivered funds in local currency or other liquid local assets to them (except funds in foreign currency deposited in local financial institutions), except those directly associated with regular transactions between residents for the acquisition of goods and/or services. This obligation may be deemed fulfilled if local client, and in specific scenarios, individuals informed by local client, submit certain additional affidavits (Section 3.16.3.4 of the FX Regulatory Framework).

Notwithstanding the provisions set forth above, through Communication “A” 8226 dated April 11, 2025, the BCRA established that transactions carried out up to April 11, 2025 shall not be taken into account for the purposes of the affidavits required under Sections 3.16.3.1 and 3.16.3.4 of the FX Regulatory Framework.

Specific requirements vary and are contingent on the particulars of each transaction. According to current regulations, local entities must seek prior approval from the BCRA for the acquisition and/or transfer of foreign currency abroad, including but not limited to: (i) import of goods and services transactions completed before December 13, 2023; (ii) repayment of offshore financial indebtedness to offshore related counterparts, to the extent that the transaction does not fulfill certain requirements; (iii) payment of dividends and earnings, to the extent that the transaction does not fulfill certain requirements; (iv) acquisition of foreign currency by legal persons, local governments, investment funds, trusts, and other entities within the country, as well as non-Argentine residents (with certain exceptions), for any amount, among others.

Conversely, individuals are exempt from the requirement to obtain prior approval from the BCRA for the purchase of foreign currency through the FX Market, whether for holding purposes or for the placement of deposits.
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

Consequences to U.S. Holders
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our ordinary shares, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below, any such dividend will generally be taxable as U.S. source ordinary income. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. holder’s ordinary shares, and to the extent the amount of the distribution exceeds a U.S. holder’s adjusted tax basis in our ordinary shares, the excess will be treated as gain from the disposition of our ordinary shares (the tax treatment of which is discussed below under “Item 10. Additional Information—E. Taxation—Consequences to U.S. Holders—Gain on Disposition of Ordinary Shares”). Subject to certain holding period and other requirements, (a) any dividends received by a U.S. holder that is a corporation will be eligible for the dividends received deduction and (b) any dividends received by a non-corporate U.S. holder (including an individual) will be eligible for the reduced tax rates that apply to “qualified dividend income.”
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
Consequences to Non-U.S. Holders
Dividends
The rules applicable to non-U.S. holders for determining the extent to which distributions on our ordinary shares, if any, constitute dividends for U.S. federal income tax purposes are the same as for U.S. holders. See “Item 10. Additional Information—E. Taxation—Consequences to U.S. Holders—Dividends.”
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
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our ordinary shares made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our ordinary shares to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Item 10. Additional Information—E. Taxation—Consequences to Non-U.S. Holders—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of our ordinary shares, proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our ordinary shares.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access this annual report.
I.Subsidiary Information
Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
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
The inflation rate in Brazil, as reflected by the IPCA, was 5.8% in 2022, 4.6% in 2023 and 4.8% for 2024. In Mexico, the inflation rate was 7.8% in 2022, 4.7% in 2023 and 4.2% in 2024. The inflation rate in Argentina was 94.8% in 2022, 211.4% in 2023 and 117.8% in 2024.
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
ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Pursuant to the Catterton Investment Agreement, we have issued to the L Catterton Purchaser warrants to purchase 11 million ordinary shares at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the ordinary shares. On June 11, 2024, L Catterton exercised their warrants under the Catterton Investment Agreement, and we have issued 10,992,759 ordinary shares to LCLA Daylight LP. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP, which is filed as Exhibit 2.6 to this Annual Report.
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
None.
C.Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities
None.
D.Changes in the Trustee or Paying Agents for any Registered Securities
None.
E.Use of Proceeds
Initial public offering in September 2017
On September 19, 2017, we completed our initial public offering on the New York Stock Exchange. The registration statement on Form F-1 (File No. 333-219973) filed by us in connection with the initial public offering was declared effective on September 19, 2017.
The net proceeds to us from the offering, after deducting underwriting discounts and commissions and offering expenses, amounted to $253.5 million. We have not allocated our net proceeds from our initial public offering to any particular purpose. Rather, our management has considerable discretion in the application of the net proceeds that we received.
As of the date hereof, a substantial portion of the net proceeds from our initial public offering have been allocated to acquisitions, investments and general corporate purposes, including share repurchases, working capital and certain growth initiatives. No amount of the net proceeds has been paid to officers, directors, general partners or their associates nor to persons owning 10% or more of any class of our equity securities nor to any of our other affiliates.
ITEM 15    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2024.

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

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that as of December 31, 2024, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.”
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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control-Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, management identified a deficiency in internal control over financial reporting with respect to the design of effective controls over the authorization process of certain pricing policies associated with revenue transactions in the Company’s air segment. We believe that these control deficiencies were a result of inadequate policies and procedures in our internal controls over the authorization process of certain pricing policies across our geographies. Management has determined that this deficiency constituted a material weakness as of December 31, 2024.

Based on our assessment and the identification of the material weakness described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024.

Notwithstanding such material weakness in internal control over financial reporting, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders’ (deficit) equity, and cash flows for each of the years in the period ended December 31, 2024, present fairly, in all material respects, our financial position as of December 31, 2024 and 2023 and the results of our operations and our cash flows for each of the three years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

In addition, we are in the process of implementing a remediation plan to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively.

We believe that these actions will remediate the material weakness. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Additionally, this control deficiency, if not remediated, could result in a misstatement of the aforementioned account balance that would result in a material misstatement to the 2025 annual consolidated financial statements. While there can be no assurance that our efforts will be successful, we expect that the remediation of these material weaknesses will be completed prior to the end of fiscal 2025.
C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included in our audited consolidated financial statements.
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
ITEM 16    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Mr. Nilesh Lakhani and Mr. Martín Rastellino, with Mr. Michael James Doyle II serving as chair. Each of them satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Each of them qualify as audit committee financial experts within the meaning of the SEC rules.
ITEM 16B.    CODE OF ETHICS
We have adopted a written code of business conduct and ethics that provides that our officers and directors are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Officers and directors have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. The full text of our code of business conduct and ethics is available on our website, https://investor.despegar.com/governance/governance-documents/default.aspx

We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our consolidated financial statements prepared in accordance with U.S. GAAP are audited by Price Waterhouse & Co. S.R.L., a firm registered with the Public Company Accounting Oversight Board in the United States.

The following table shows the aggregate fees for services rendered by Price Waterhouse & Co. S.R.L. and other PwC firms to us, including our subsidiaries, in fiscal years 2024 and 2023.

	Year Ended December 31,
	2024	2023
	(in thousands)
Audit fees (audit of financial statements)(1)	$1,619	$2,395
Audit-Related Fees(2)	17	160
Tax fees (other certifications and tax advisory services)(3)	334	411
All other fees (advisory services)(4)	—	354
Total	$1,971	$3,321
___________
(1)Includes fees related to the audit of the consolidated financial statements as of December 31, 2024 and 2023, respectively, and for the years then ended.
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
No exemptions from the listing standards for our Audit Committee.
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
As a foreign private issuer, we follow the corporate governance practices of our home country, the British Virgin Islands (“BVI”) instead of nearly all of the NYSE’s corporate governance requirements, as described in more detail below. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
Differences in Corporate Law

Requirement	NYSE Requirement FOR US Listed Companies	BVI Law	Despegar Practice

Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	BVI law does not require us to hold independent meetings of the board of directors.	We do not hold independent directors’ meetings.

Audit Committee
Must have an audit committee with a written charter and the specific responsibilities and authority to comply with SEC rules. Minimum of three members must meet all of the independence requirements of the NYSE, as well as the SEC Rule 10A-3 independence requirements (subject to any available exemptions) and must be financially literate.
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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On August 28, 2017, we approved our insider trading policy that governs the trading of our securities by the members of our board, our senior management and employees who due to their job, profession or function, may have access to material non-public information concerning Despegar or its subsidiaries. Moreover, it forbids these individuals from disclosing such sensitive information to others who might be influenced or encouraged to trade securities based on this undisclosed information. Our insider trading policy and related procedures are reasonably designed to promote compliance with applicable insider trading laws.

A copy of our insider trading policy is included as Exhibit No. 11.1 to this Annual Report. We intend to disclose future amendments to our insider trading policy on our website or in public filings. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this Annual Report, and inclusions of our website address herein are inactive textual references provided only for your informational reference. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report.

ITEM 16K.    CYBERSECURITY

We have a cybersecurity strategy designed to identify and manage material risks from cybersecurity threats. Our cybersecurity risk management program and strategy is aligned to our governance and oversight and prioritizes both the corporate information technology environment and customer-facing products.

Risk management and strategy

Our cybersecurity risk management program is based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), and on recognized best practices and standards for cybersecurity and information technology. We believe that our processes provide us with a comprehensive assessment of potential cyber threats, and we are working towards achieving a level of maturity in all relevant dimensions. We conduct regular scans, penetration tests, and vulnerability assessments to identify potential threats or vulnerabilities in our systems.

The Company’s cybersecurity risk management program is composed of the following key elements:

•Governance. As discussed in more detail under the heading “Item 16K. Cybersecurity—Cybersecurity Governance” below, as part of its general oversight duties, the Board is supported in its oversight of cybersecurity risks by the Audit Committee, which regularly interacts with the Company’s Internal Audit function, the Company’s VP of Security Engineering (“CISO”) and the Company’s Chief Technology Officer (“CTO”).

•Risk Assessment and Management. The Company’s cybersecurity risk management program is based on industry standard information security principles and best practices, specifically the NIST Cybersecurity Framework and the Payment Card Industry Data Security Standard (PCI DSS). The program uses a proactive approach to regularly identify and assess cybersecurity threats, vulnerabilities and risks, and to evaluate the effectiveness of implemented security controls through internal audits, external threat intelligence, and periodic external independent assessments. Risks identified and assessed through the cybersecurity risk management program are then communicated to our senior leadership team and used to prioritize risks based on their potential impact and likelihood as part of our dynamic risk response strategy.

•Incident Response. We have developed a cyber-crisis response plan which provides a documented framework for handling high severity security incidents and facilitates coordination across multiple parts of the company. Our incident response team constantly monitors threat intelligence feeds, handles vulnerability management and responds to incidents.

•Third-Party Risk Management. Our external service provider management program requires third-party service providers who manage sensitive information to comply with our security standards, including notification procedures in the event of an incident involving Company confidential information.

•Education and Awareness. The Company’s mandatory annual cybersecurity employee training program covers critical aspects of digital security, including phishing prevention, threat awareness and safe data-handling practices. The annual training program is regularly refreshed based on the evolving security landscape and secure code development. It is also supplemented by awareness initiatives to keep Company personnel updated on cybersecurity threats and the latest security policies and instill a culture of security mindfulness across the organization.

We have experienced, and are continually subject to, cyber-attacks in the normal course of our business. While these past cyber-attacks have not materially affected or, in our belief, are reasonably likely to materially affect us, future cybersecurity incidents and threats may materially affect us, including by affecting our business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors—Certain Risks Related to Our Business—Any system interruption, security breaches, or lack of sufficient redundancy in our information systems may harm our businesses.”

Cybersecurity Governance

The Board, in coordination with the Audit Committee, oversees the Company’s risk management program, which includes risks arising from cybersecurity threats. The Company’s CISO and/or the Company’s CTO quarterly meet with the Audit Committee to discuss information security and cybersecurity programs, progress updates on the Company's key cybersecurity initiatives and related priorities and controls. Additionally, the Audit Committee is promptly apprised of any cybersecurity incident that meets established reporting thresholds, and receives ongoing updates regarding any such incident until it has been resolved. At each regularly scheduled Board meeting, the audit committee chairperson provides the full Board with an update on all significant matters discussed, reviewed, considered and approved by the committee since the last regularly scheduled Board meeting.

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

PART III.
ITEM 17    FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.
ITEM 18    FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.
ITEM 19    EXHIBITS
The agreements and other documents filed as exhibits to this Annual Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.
The exhibit index attached hereto is incorporated herein by reference.
EXHIBIT INDEX

Exhibit No.	Description

1.1
Memorandum of Association and Articles of Association of Despegar.com, Corp., Amended and Restated on December 11, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report filed on Form 6-K (File No. 001-38209), filed on December 14, 2023)

2.1
Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1 (File No. 333-219973), filed on August 31, 2017)

2.2
Letter Agreement, dated as of August 20, 2020, relating to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 by Despegar.com, Corp. and the shareholders named therein (incorporated by reference to Exhibit 4.4 to the Current Report filed on Form 6-K (File No. 001-38209), filed on August 21, 2020)

2.3
Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1 (File No. 333-219973), filed on August 31, 2017)

2.4
Nominating Agreement, dated as of October 21, 2020, by and among Despegar.com, Corp. and Expedia, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K (File No. 001-38209), filed on August October 21, 2020)

2.5
Registration Rights Agreement, dated as of September 18, 2020 by and among Despegar.com, Corp. and LCLA Daylight LP (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F (File No. 001-38209) filed on April 30, 2021)

2.6
Ordinary Shares Purchase Warrant (Penny Warrant), dated September 18, 2020 issued by Despegar.com, Corp. in favor or LCLA Daylight LP (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F (File No. 001-38209) filed on April 30, 2021)

2.7*
Letter Agreement, dated as of September 13, 2024, relating to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 by Despegar.com, Corp. and the shareholders named therein.

2.8*	Description of Securities Registered under Section 12(b) of the Exchange Act.

4.1##
Amended and Restated Expedia Outsourcing Agreement dated as of November 14, 2019, among Expedia, Inc. and Decolar.com Inc., Travel Reservations S.R.L., Despegar.com.ar S.A., Decolar.com Ltda., Despegar.com Mexico S.A. de C.V., Despegar.com Peru SAC, Despegar.com Chile SpA., Despegar Colombia S.A.S., Viajes Despegar.com O.N.L.I.N.E. S.A., Despegar Ecuador S.A., Despegar.com USA, Inc., Despegar.com Panama S.A., and Holidays S.A. (incorporated by reference to Exhibit 4.1 to the Annual Report filed on Form 20-F (File No. 001-38209), filed on April 10, 2020)

4.2##
Amendments to the Amended and Restated Lodging Outsourcing Agreement, dated as of October 21, 2021, June 7, 2022, October 27, 2022, November 18, 2022, June 12, 2023 and September 29, 2023, among Expedia, Inc., Travel Reservations S.R.L, Decolar.com, Inc., and each of the subsidiaries of Decolar.com, Inc. parties thereto (incorporated by reference to Exhibit 4.2 to the Annual Report filed on Form 20-F (File No. 001-38209), filed on April 26, 2024).

4.3#
Amended and Restated Despegar Outsourcing Agreement dated as of July 12, 2017, among Expedia, Inc., Travelscape, LLC, Vacation Spot S.L., Hotels.com L.P., AAE Travel Pte., Ltd., Expedia Lodging Partner Services, Sarl and Hotwire, Inc. and Travel Reservations S.R.L. (incorporated by reference to Exhibit 10.2 to the Registration Statement filed on Form F-1 (File No. 333-219973), filed on August 31, 2017)

4.4
Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and LCLA Daylight LP (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 6-K (File No. 001-38209), filed on August 21, 2020)

4.5
Investment Agreement, dated as of August 20, 2020, by and between Despegar.com, Corp. and Waha LATAM Investment Limited (incorporated by reference to Exhibit 4.2 to the Current Report filed on Form 6-K (File No. 001-38209), filed on August 21, 2020)

4.6	Decolar.com, Inc. 2015 Stock Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement filed on Form F-1 (File No. 333-219973), filed on August 15, 2017)

4.7
Despegar.com, Amended and Restated 2016 Stock Incentive Plan, as amended through April 26, 2023 (incorporated by reference to Exhibit 4.9. to the Registration Statement filed on Form S-8 (File No.     333-271577), filed on May 2, 2023).

4.8*##	Second Amended and Restated Lodging Outsourcing Agreement, dated as of September 13, 2024, among Expedia, Inc., Travel Reservations S.R.L., Decolar.com, Inc., and Despegar.com, Corp.
4.9*##
Agreement and Plan of Merger, dated as of December 23, 2024, by and among MIH Internet Holdings B.V., MIH Investments Merger Sub Limited, and Despegar.com, Corp. (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K/A (File No. 001-38209) furnished on December 30, 2024).

4.10*##	Despegar.com HBX Outsourcing Agreement, dated January 27, 2025, between Decolar.com, Inc. and Hotelbeds USA Inc.
4.11*##
Amendment to the Amended and Restated Lodging Outsourcing Agreement, dated as of December 13, 2024, among Expedia, Inc. Travel Reservations S.R.L., Decolar.com, Inc. and each of the subsidiaries of Decolar.com, Inc. parties thereto.

8.1*	List of Subsidiaries of Despegar.
11.1*	Insider Trading Policy.
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1*	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm.
97*	Incentive Compensation Clawback Policy.
101. INS*	Inline XBRL Instance Document
101. SCH*	XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
___________
*    Filed herewith.
#    Confidential treatment requested granted with respect to portions of this exhibit.
##    Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DESPEGAR.COM, CORP.

By:	/s/Damián Scokin
Name:	Damián Scokin
Title:	Chief Executive Officer
Date: April 30, 2025

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024:

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Despegar.com, Corp.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Balance Sheets of Despegar.com, Corp. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Shareholders’ (Deficit) Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the design of effective controls over the authorization process of certain pricing policies associated with revenue transactions in the Company’s air segment.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. We consider this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Audit of Commissions and Service Fee Revenues

As described in Notes 3 and 21 to the consolidated financial statements, the Company’s revenues derived from commissions and service fees were $652.7 million for the year ended December 31, 2024, representing 84% of the Company’s total consolidated revenues. These revenues are generated by providing online travel reservation services, which principally allow travellers to book travel reservations with travel service providers through the Company’s platforms.

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

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Walter Rafael Zablocky (Partner)
Walter Rafael Zablocky Buenos Aires, Argentina April 30, 2025

We have served as the Company’s auditor since 2007.

Despegar.com, Corp.
Consolidated Balance Sheets as of December 31, 2024 and 2023
The accompanying notes are an integral part of these consolidated financial statements.

(In thousands of U.S. dollars)

	As of December 31,	As of December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$222,793	$214,575
Restricted cash	$23,681	$25,947
Trade accounts receivable, net of allowances of $5,608 and $6,809	$251,948	$183,393
Loans receivable, net of allowances of $14,934 and $13,111	$16,567	$21,385
Related party receivable	$18,595	$16,646
Other assets and prepaid expenses	$57,264	$52,287
Assets held for sale	$—	$23,019
Total current assets	$590,848	$537,252
Non-current assets
Restricted cash	$742	$932
Other assets and prepaid expenses	$74,161	$78,886
Loans receivable, net of allowances of $418 and $472	$374	$1,741
Lease right-of-use assets	$15,590	$21,950
Property and equipment, net	$14,190	$16,400
Intangible assets, net	$83,050	$90,421
Goodwill	$125,832	$150,752
Total non-current assets	$313,939	$361,082
TOTAL ASSETS	$904,787	$898,334
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$58,460	$51,932
Travel accounts payable	$357,817	$355,387
Related party payable	$101,365	$88,248
Short-term debt and other financial liabilities	$49,625	$28,530
Deferred revenue	$35,492	$31,804
Other liabilities	$83,657	$94,693
Contingent liabilities	$7,416	$6,080
Lease liabilities	$5,205	$6,035
Liabilities held for sale	$—	$8,370
Total current liabilities	$699,037	$671,079
Non-current liabilities
Other liabilities	$7,313	$12,631
Contingent liabilities	$10,335	$14,738
Long-term debt and other financial liabilities	$904	$2,262
Lease liabilities	$11,062	$16,970
Related party liability	$125,000	$125,000
Deferred revenue	$3,500	$—
Total non-current liabilities	$158,114	$171,601
TOTAL LIABILITIES	$857,151	$842,680
Series A non-convertible preferred shares, no par value, 150,000 shares authorized, issued and outstanding	$142,044	$134,773
Series B convertible preferred shares, no par value, 50,000 shares authorized, issued and outstanding	$—	$46,700
TOTAL MEZZANINE EQUITY	$142,044	$181,473
SHAREHOLDERS’ DEFICIT
Common stock (1)	$302,270	$292,226
Additional paid-in capital	$239,915	$291,440
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(34,150)	$(11,658)
Accumulated losses	$(590,927)	$(618,832)
Treasury Stock	$(10,788)	$(78,267)
Total Shareholders’ Deficit	$(94,408)	$(125,819)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$904,787	$898,334

(1)	Represents 84,426 shares (in thousands) issued as of December 31, 2024 and 72,908 shares (in thousands) issued as of December 31, 2023. See Note 26.

Despegar.com, Corp.
Consolidated Statements of Operations
for the years ended December 31, 2024, 2023 and 2022
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Revenue (1)	$774,061	$706,040	$537,972
Cost of revenue	(208,142)	(228,938)	(182,898)
Gross profit	$565,919	$477,102	$355,074
Operating expenses
Selling and marketing	$(250,741)	$(220,361)	$(165,150)
General and administrative	(80,309)	(77,766)	(101,521)
Technology and product development	(107,958)	(109,130)	(89,992)
Other operating expense, net	(2,940)	(4,546)	—
Total operating expenses	$(441,948)	$(411,803)	$(356,663)
Loss equity investments	(842)	(1,060)	(164)
Operating income / (loss)	$123,129	$64,239	$(1,753)
Financial results, net	(89,072)	(36,633)	(45,459)
Income / (Loss) before income taxes	$34,057	$27,606	$(47,212)
Income tax expense	(6,152)	(3,116)	(21,309)
Net income / (loss) for the year	$27,905	$24,490	$(68,521)
Net income / (loss) attributable to Despegar.com, Corp.	$27,905	$24,490	$(68,521)

(1)	Includes $59,554, $40,288 and $24,220 for related party transactions for the years 2024, 2023 and 2022, respectively. See Note 23.

Losses per share available to common shareholders (Note 25):
Basic	$(0.03)	$(0.09)	$(1.28)
Diluted	$(0.03)	$(0.09)	$(1.28)
Shares used in computing losses per share (in thousands):
Basic	81,748	77,170	76,823
Diluted	81,748	77,170	76,823
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Comprehensive Income (Loss)
for the years ended December 31, 2024, 2023 and 2022
(In thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Net income / (loss) for the year	$27,905	$24,490	$(68,521)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(22,492)	4,434	1,973
Comprehensive income / (loss) for the year	$5,413	$28,924	$(66,548)
Comprehensive income / (loss) attributable to Despegar.com, Corp.	$5,413	$28,924	$(66,548)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Changes in Shareholders’ (Deficit) Equity
for the years ended December 31, 2024, 2023 and 2022
(In thousands of U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income / (loss)	Accumulated losses	Treasury Stock	Total equity / (deficit)
	Number of shares issued (in thousands)	Amount
Balance as of January 01, 2022	71,246	$279,932	$350,200	$(728)	$(18,065)	$(574,801)	$(68,267)	$(31,729)
Stock – based compensation expense	—	—	7,292	—	—	—	—	7,292
Foreign currency translation adjustment	—	—	—	—	1,973	—	—	1,973
Exercise of stock-based awards	1,070	7,621	(7,254)	—	—	—	—	367
Net loss for the year	—	—	—	—	—	(68,521)	—	(68,521)
Treasury Stock	—	—	—	—	—	—	(10,000)	(10,000)
Accretion of Series A non-convertible preferred shares	—	—	(11,884)	—	—	—	—	(11,884)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,375)	—	—	—	—	(15,375)
Accretion of redeemable non-controlling interest	—	—	(473)	—	—	—	—	(473)
Accrual of dividends of Series B convertible preferred shares	$—	$—	$(2,000)	$—	$—	$—	$—	$(2,000)
Redemption of non-controlling interest	$—	$—	$3,200	$—	$—	$—	$—	$3,200
Balance as of December 31, 2022	72,316	$287,553	$323,706	$(728)	$(16,092)	$(643,322)	$(78,267)	$(127,150)
Stock – based compensation expense	—	—	3,454	—	—	—	—	3,454
Foreign currency translation adjustment	—	—	—	—	4,434	—	—	4,434
Exercise of stock-based awards	592	4,673	(4,646)	—	—	—	—	27
Net income for the year	—	—	—	—	—	24,490	—	24,490
Treasury Stock	—	—	—	—	—	—	—	—
Accretion of Series A non-convertible preferred shares	—	—	(13,324)	—	—	—	—	(13,324)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,750)	—	—	—	—	(15,750)
Accrual of dividends of Series B convertible preferred shares	—	—	(2,000)	—	—	—	—	(2,000)
Balance as of December 31, 2023	72,908	$292,226	$291,440	$(728)	$(11,658)	$(618,832)	$(78,267)	$(125,819)
Stock – based compensation expense	—	—	9,901	—	—	—	—	9,901
Foreign currency translation adjustment	—	—	—	—	(22,492)	—	—	(22,492)
Exercise of stock-based awards	525	10,044	(9,937)	—	—	—	—	107
Net income for the year	—	—	—	—	—	27,905	—	27,905
Accretion of Series A non-convertible preferred shares	—	—	(14,982)	—	—	—	—	(14,982)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(15,229)	—	—	—	—	(15,229)
Exercise of convertible preferred stock	—	—	(20,779)	—	—	—	67,479	46,700
Accrual of dividends of Series B convertible preferred shares	—	—	(499)	—	—	—	—	(499)
Issuance of stock in cashless exercise of warrants	10,993	—	—	—	—	—	—	—
Balance as of December 31, 2024	84,426	$302,270	$239,915	$(728)	$(34,150)	$(590,927)	$(10,788)	$(94,408)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2024, 2023 and 2022
(In thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income / (loss)	$27,905	$24,490	$(68,521)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency loss	4,006	50,068	11,937
Changes in fair value of earnout liability	(2,409)	1,598	(2,113)
Changes in seller indemnification	2,409	(1,598)	2,113
Loss from equity investments	842	1,060	164
Depreciation expense	7,210	8,535	7,018
Amortization expense	31,585	27,975	28,985
Other operating expenses, net (including loss from sale of non-air segment line of business)	613	4,546	—
Stock-based compensation expense	9,901	3,454	7,292
Amortization of lease right-of-use assets	6,942	6,930	5,095
Interest and penalties	3,707	4,207	2,428
Income tax (benefit) / expense	(2,784)	(14,143)	11,981
Allowance for credit expected losses	15,664	12,044	12,747
Provision for contingencies	(1,259)	1,795	18,060
Changes in assets and liabilities, net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	(113,182)	(70,196)	(16,690)
Increase in loans receivable, net of allowance	(13,533)	(7,137)	(10,179)
Decrease / (Increase) in related party receivable	599	(8,440)	9,610
(Increase) / Decrease in other assets and prepaid expenses	(25,464)	(47,719)	28,069
Increase in accounts payable and accrued expenses	11,900	7,250	4,398
Increase in travel accounts payable	71,853	61,945	837
(Decrease) / Increase in other liabilities	3,081	2,750	(750)
Decrease in contingent liabilities	2,173	(22,052)	(22,587)
Increase in related party payable	20,946	50,243	1,900
Decrease in lease liabilities	(9,359)	(7,647)	(4,589)
Increase in deferred revenue	12,767	12,772	9,497
Net cash flows provided by operating activities	$66,113	$102,730	$36,702
Cash flows from investing activities:
Origination of loans receivable	(9,204)	(21,048)	(17,562)
Collection of loans receivable	7,736	9,456	7,289
Payments for acquired business, net of cash acquired	—	—	(7,019)
Payment for other assets	—	—	(3,190)
Acquisition of property and equipment	(6,488)	(9,820)	(4,288)
Capital expenditures, including internal-use software and website development	(30,330)	(31,146)	(26,372)
Proceeds from financed sale of held-for-sale assets	$2,069	$—	$—
Net cash flows used in investing activities	$(36,217)	$(52,558)	$(51,142)
Cash flows from financing activities:
Net (decrease) / increase of short-term debt	(5,170)	4,725	(57)
Proceeds from issuance of short-term debt	67,652	29,145	31,572
Payment of short-term debt	(43,544)	(33,277)	(26,970)
Payment of long-term debt	(1,307)	(6,168)	(4,156)
Payment of promissory notes of Best Days acquisition	—	(16,648)	—
Purchase of treasury stock	—	—	(10,000)
Payments of debenture issuance by securitization program	(1,046)	(5,789)	—
Payments for acquired non-controlling interest	—	—	(3,200)
Collect on debenture issuance by securitization program	—	7,534	4,545
Exercise of stock-based awards	126	4	340
Payment of dividends to stockholders Series A and Series B convertible preferred shares	(23,437)	(17,750)	(17,375)
Net cash flows used in financing activities	$(6,726)	$(38,224)	$(25,301)
Effect of exchange rate changes on cash and cash equivalents	(26,743)	(6,205)	5,564
Net (decrease) / increase in cash and cash equivalents	$(3,573)	$5,743	$(34,177)
Cash and cash equivalents and restricted cash as of beginning of the year	250,789	245,046	279,223
Cash and cash equivalents and restricted cash as of end of the year	247,216	250,789	245,046
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Consolidated Statements of Cash Flows
for the years ended December 31, 2024, 2023 and 2022 (Continued)
(In thousands of U.S. dollars)

	For the year ended December 31,
	2024	2023	2022
Supplemental cash flow information
Cash paid for income tax	$9,119	$17,347	$8,550
Interest paid	$41,207	$43,411	$8,484

Conciliation of Cash and cash equivalents:
As of December 31, 2023
Cash and cash equivalents as of end of the year	$250,789
Cash and cash equivalents related to business classified as held for sale (Note 32)	$9,335
Cash and cash equivalents as of end of the year, net of business held for sale	$241,454
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements
(In thousands of U.S. dollars, except per share data in U.S. dollars)
1.    Business
Despegar.com, Corp. and its subsidiaries provide travel products and services to leisure and corporate travelers in several countries in Latin America and the United States, as well as advertising and media solutions to advertisers. We offer these travel products and services through our portfolio of key trademarks: “Despegar,” “Despegar.com”, “Decolar”, “Decolar.com”, “Best Day”, “HotelDo”, “Viajanet” and “Stays”. Through Koin, the financial services company solution, we extend loans to our travel customers and certain consumers of other merchants. We refer to Despegar.com, Corp. and its subsidiaries collectively as the “Despegar Group”, the “Company”, “us”, “we” and “our”, as the context requires, in these consolidated financial statements. We continuously monitor our business performance, revenue and costs, our current and projected liquidity and operating plans. These assessments require the use of various internal and external information to build projections, including estimates from industry associations, such as the International Air Transport Association (“IATA”), which is expecting that travel will continue to improve during the coming years. We have taken and continue to take actions to improve our liquidity, including managing our cost structure and spending where possible to mitigate any anticipated loss of revenue. The principal assumptions used in our cash flow analyses to estimate future liquidity requirements consisted of forecasting gross bookings and revenues, net of our most significant costs and expenses, forecasting working capital requirements and commitments, including but not limited to our preferred dividends, debt payments and acquisition commitments. Based on these actions and assumptions and considering our available cash and cash equivalents balance as of December 31, 2024, we anticipate that based on our current operating plan we have sufficient cash and cash equivalents to fund our operations and comply with our commitments for at least the next 12 months as from the issuance of these consolidated financial statements.
2.    Basis of consolidation and presentation
Basis of presentation
We prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Our consolidated financial statements include the accounts of Despegar.com, Corp., our wholly owned subsidiaries, and entities in which we have a variable interest, and we are the primary beneficiary as 'K-FIDC', please see Note 10.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following are our subsidiaries as of the end of the years presented:

Name of the subsidiary (in alphabetical order)	Type	Country of incorporation	As of December 31, 2024	As of December 31, 2023
			% Owned
Badurey S.A.	Holding	Uruguay	100%	100%
Click Hoteles.com, LLC	Holding	United States	100%	100%
Decolar.com Ltda.	Operating	Brazil	100%	100%
Decolar.com, Inc.	Holding	United States	100%	100%
Despegar Colombia S.A.S.	Operating	Colombia	100%	100%
Despegar Ecuador S.A.	Operating	Ecuador	100%	100%
Despegar.com Chile SpA	Operating	Chile	100%	100%
Despegar.com México S.A. de C.V.	Operating	Mexico	100%	100%
Despegar.com Peru S.A.C.	Operating	Peru	100%	100%
Despegar.com USA, Inc.	Operating	United States	100%	100%
Despegar.com.ar S.A.	Operating	Argentina	100%	100%
DFinance Holding Ltda.	Holding	Brazil	100%	100%
Holidays S.A.	Operating	Uruguay	100%	100%
Jamiray International S.A. (1)	Operating	Uruguay	100%	100%
Koin (BVI) Limited	Holding	British Virgin Islands	100%	100%
Xirex Contigo Sapi De CV Sofom ENR	Operating	Mexico	100%	100%
Ruselmy S.A.	Operating	Uruguay	100%	100%
Koin Administradora de Cartões e Meios de Pagamento S.A.	Operating	Brazil	100%	100%
Rivamor S.A.	Holding	Uruguay	100%	100%
Ruotej S.A.	Operating	Uruguay	100%	100%
Satylca S.C.A.	Holding	Uruguay	100%	100%
Servicios Online 3351 de Venezuela C.A.	Operating	Venezuela	100%	100%
South Net Chile, SpA (2)	Operating	Chile	—%	100%
South-Net Turismo S.A.U.	Operating	Argentina	100%	100%
Transporturist, S.A. de C.V. (3)	Operating	Mexico	—%	100%
Travel Reservations S.R.L.	Operating	Uruguay	100%	100%
Viajes Beda, S.A. de C.V.	Operating	Mexico	100%	100%

(1)	In process of dissolution
(2)	Dissolved entity on July 9, 2024.
(3)	Entity sold on July 31, 2024.

Reclassifications
We have reclassified prior period financial statements to conform to the current period presentation.

Accounting estimates
We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with U.S. GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. For the year ended December 31, 2024, significant estimates underlying our consolidated financial statements include (i) recoverability of deferred tax assets and uncertain tax positions, and (ii) loss contingencies. In 2023, significant estimates also included the recoverability of indefinite-lived intangible assets, goodwill, disposal group classified as held for sale and acquisition purchase price allocations.
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
In the second half of 2019, the Argentine government instituted exchange controls restricting the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity’s authorization request to the Central Bank of Argentina to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms, in which an entity or individual buys U.S. dollar denominated securities in Argentina (i.e., shares, sovereign debt) using Argentine Peso, and subsequently sells the securities for U.S. dollars, in Argentina, to access U.S. dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as Blue Chip Swap Rate). The Blue Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread). In recent years, the Blue Chip Swap Rate has been higher than Argentina’s official exchange rate. As of December 31, 2024, the spread of the Blue Chip Swap Rate was 15.0%.
However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2024 was $1,031 Argentine Pesos per US dollar. We use Argentina’s official exchange rate to record the accounts of Argentine subsidiaries.
On April 11, 2025, the Argentine government announced the removal of most foreign exchange restrictions. The measures are part of a broader economic reform and include a shift to a managed floating exchange rate regime. While some controls remain in place, the new framework is expected to improve access to the official foreign exchange market.
Concentration of credit risk
Cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and loans receivable are potentially subject to credit risk. However, there are not significant concentrations of credit risk arising from these financial instruments. We place our cash and cash equivalents and restricted cash and cash equivalents with several financial institutions in different countries and financial instruments that are highly liquid and highly rated. Our Brazilian, Mexican and Argentinian operations concentrate around 29%, 19% and 19%, respectively, of our cash and cash equivalents balance as of December 31, 2024. Cash and cash equivalents balances in other countries do not exceed 15% of the total cash and cash equivalents as of December 31, 2024.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
We maintain an allowance for doubtful accounts based on management’s evaluation of various factors, including the credit risk of customers, historical trends, and other information. Furthermore, we utilize a simplified roll rate method to calculate the allowance for expected credit losses of our loans receivable. See Notes 8 and 9 for details.
In addition, our business is subject to certain risks and concentrations including our dependence on relationships with travel suppliers, primarily airlines and Expedia, Inc. (“Expedia”, a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company – see Note 23). A substantial part of the hotel and other lodging products that we offer through our platform for all countries outside Latin America are provided to us by affiliates of Expedia, and Expedia is amongst the key providers of such products in Latin America pursuant to a lodging outsourcing agreement, as amended from time to time. If Expedia’s affiliates were to discontinue providing us with their hotel and other lodging products, we could experience temporary and partial limitations in the availability of these products. While we would seek alternative providers, replacing this supply in the short term might present some challenges, which could have an adverse impact on our business, financial condition, and results of operations. We are also dependent on third-party technology providers, and we are exposed to risks associated with online commerce security and payment-related fraud. In addition, we rely on global distribution systems (“GDS”) providers and other third-party service providers for certain fulfillment services.

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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Revenues under the Prepay Model represented 87%, 89%, and 86% of our consolidated travel revenues for the years ended December 31, 2024, 2023, and 2022, respectively.
The primary sources of our travel business revenues are commissions and service fees, incentive fees and advertising.
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
Our revenue from commissions and service fees represented 86%, 87% and 85% of our total consolidated travel revenues for the years ended December 31, 2024, 2023, and 2022, respectively.
•Incentive fees:
We may receive incentive fees from our travel suppliers or Global Distribution Systems (“GDS”) providers if we meet certain performance conditions, for example contractually agreed volume thresholds. We recognize revenue on an accrual basis in accordance with the achievement of contractual thresholds on a case-by-case basis.
Our revenues from incentive fees represented 5%, 6% and 7% of our total consolidated travel revenues for the years ended December 31, 2024, 2023, and 2022, respectively.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
•Destination services:
We offer tours, activities and transportation services to travelers through service providers. We recognize revenue as services are provided. We present revenue on a net basis for most of destination services transactions.
Our destination services represented more than 2% of our total consolidated travel revenues for all years presented.
•Other revenue:
We also derive revenue from other sources including breakage from expired coupons. Also, we operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such bank co-branded credit cards. Loyalty points can be redeemed for free or discounted travel products.
For loyalty points earned through travel product purchases, we apply a estimated stand alone selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. In 2023, we started to apply an estimated future breakage rate of rewards points generated to calculate the relative standalone selling price for loyalty points based on our historical data of twelve months feedback.
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
•Financial services business
~~In Brazil,~~ We earn revenues as a result of offering financing to our travel customers and certain non-travel customers and revenues of fraud prevention services. Revenues from interest earned on loans granted to consumers are recognized over the period of the loan and are based on effective interest rates. We charge merchants processing fees on financing transactions which we recognize as services are provided.
Our revenues from interest income were 85%, 81% and 92% of our total consolidated financial services for the years ended December 31, 2024, 2023 and 2022, respectively.
Our revenues from financial intermediation processing fees and fraud prevention services revenues were 15%, 19% and 7% of our total consolidated financial services for the years ended December 31, 2024, 2023 and 2022, respectively.
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
See Notes 7 and 10 for further information.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Trade accounts receivable, net
Trade accounts receivable are generally due within thirty days and are recorded net of an allowance for expected credit losses.
We applied ASC 326 for the measurement of expected credit losses, which requires us to estimate lifetime expected credit losses upon recognition of the financial assets. We consider accounts outstanding longer than the contractual payment terms as past due. We have identified the relevant risk characteristics of our customers and the related receivables, which include the following: size, type or geographic location of the customer, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we make estimates of expected credit losses for our allowance by considering a several factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. This is assessed at each quarter based on our specific facts and circumstances. See Note 8 for additional information.
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
We assess qualitative factors such as industry and market conditions, overall financial performance of the reporting unit, and other specific information related to the operations to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment identifies a possible impairment or we believe that the assets of a reporting unit are impaired, a quantitative goodwill impairment test is performed. If the carrying value of the reporting unit is above fair value, an impairment loss is recognized in an amount equal to the excess.When we perform the quantitative assessment, we generally base our measurement of fair value of reporting units on an analysis of the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant assumptions in the discounted cash flows model include: our forecasted gross bookings; forecasted revenues, net of significant costs and expenses; and the discount rate. We believe the discounted cash flows is the best method for determining the fair value of our reporting units because it is one of the most common valuation methodologies used within the travel and internet industries.
In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to our total fair value of equity plus debt as of the assessment date. Our equity value assumes our market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies. The debt value is based on the highest value expected to be paid to repurchase the debt, which can be fair value, principal or principal plus a premium depending on the terms of each debt instrument. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment, and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trademarks and domains, using the relief-from-royalty method. Our significant assumptions include: our forecasted revenues and the royalty rate method assumes that the trademarks and domains have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired. We assess qualitative factors such as industry and market conditions, macroeconomic conditions, overall financial performance of cash flows, and other specific information related to the operations to determine whether it is more likely than not that the fair value of the assets is less than its carrying amount. If a qualitative assessment identifies a possible impairment or we believe that the assets are impaired, a quantitative impairment test is performed.
See Notes 13 and 14 for further information.
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
Severance payments
We recognize a liability for severance payments if the following criteria are met: (a) management, having the authority to approve the action, commits to a plan of termination; (b) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (c) the plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination, in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated; (d) actions
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn; and (e) the plan has been communicated to employees. See Note 19 for details.
Pension information
We do not maintain any pension plans. Certain countries in which we operate provide for pension benefits to be paid to retired employees from government pension plans and/or private pension plans. Amounts payable to such plans are accounted for on an accrual basis.
Contingent liabilities
We have several tax, regulatory and legal matters outstanding, as discussed further in Note 22.
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
Derivative financial instruments
We carry derivative instruments at fair value on our consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts we would expect to receive or pay upon termination of the contracts as of the reporting date. As of December 31, 2024 and 2023, our derivative instruments primarily consisted of foreign currency forward contracts. We are exposed to various market risks that may affect our consolidated results of operations, cash flows and financial position. These market risks include, but are not limited to, fluctuations in foreign currency exchange rates. Our primary foreign currency exposures are to the currencies of Latin American countries, including Argentina, Brazil and Mexico, in which we conduct a significant portion of our business operations. As a result, we face exposure to adverse movements in foreign currency exchange rates as our results of operations are translated from local currencies into U.S. dollars upon consolidation. Additionally, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency of an entity result in gains and losses that are reflected in net income / (loss).
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
Stock-based compensation
We measure and amortize the fair value of restricted stock units and stock options as follows:
Restricted Stock Units (“RSUs”). Our RSUs consist of service-based awards. RSUs are stock awards that are granted to employees entitling the holder to shares of common stock as the award vests, typically over a 3 or 4-year period, but may accelerate in certain circumstances. During the year ended December 31, 2024, we issued RSUs as our primary form of stock-based compensation. The majority of these RSUs vest 25% on the year of granting, with the remaining shares vesting 25% annually over the following 3 years, as appropriate. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value as stock-based compensation expense over the vesting term on a straight-line basis.
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
Marketing and advertising expenses
We incur advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote our business. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of advertisement in the period during which the advertisement space or airtime is consumed. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of (i) the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or (ii) on a straight-line basis over the term of the contract. Our advertising expenses were $144,469, $131,887 and $102,962 for the years ended December 31, 2024, 2023 and 2022, respectively.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Government grants and other assistance
We recognize government grants in our consolidated financial statements when it is probable that the grant will be received and we will comply with the conditions of the grant. Government grants are recorded as a reduction in the related operating expense or the cost of the asset that they are intended to defray. The government grants we received have principally been granted to defray personnel costs. We have not received government grants in 2024 and 2023.
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
We present basic and diluted earnings per share using the two-class method required for participating securities. We consider that our Series B preferred stock (while they were in issue) to be participating securities and, in accordance with the two-class method, earnings allocated to participating securities and the related number of outstanding shares of participating securities are excluded from the computation of basic and diluted net loss per common share. If a dividend is paid on common stock, the holders of Series B preferred stock (while they were in issue)are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted basis). As the holders of our Series B preferred stock do not have contractual obligation to share in the losses of the Company, the net loss attributable to common shareholders for each period is not allocated between common stock and participating securities. Accordingly, preferred stock is excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.
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
Assets and Liabilities Held for Sale
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
Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation and reports long-lived assets and/or the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale, respectively, in our consolidated balance sheet. See Note 31 for further information.
Recently adopted accounting policies
Accounting Standards Update (ASU) 2023-07, “Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures”: In November 2023, the FASB issued new guidance, which expands public entities' segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable. We adopted this standard in the current period retrospectively to all prior periods presented on our financial statements, see Note 21.
.
Recent accounting policies not yet adopted
Accounting Standards Update (ASU) 2023-09, “Income Taxes (Topic 740)—Improvements to Income Tax Disclosures”: In December 2023, the FASB issued new guidance, which is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. The amendments are effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. We are assessing the effects that the adoption of these accounting standards may have on our financial statements and disclosures.
Accounting Standards Update (ASU) ASU 2024-01, “Compensation—Stock Compensation (Topic 718)”: In March 2024, the FASB issued new guidance, the amendments in the ASU are expected to improve generally accepted accounting principles (GAAP) by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements An Amendment”: In March 2024, the FASB issued new guidance, which contains amendments to the
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Codification that remove references to various FASB Concepts Statements. The Board has a standing project on its agenda to address suggestions received from stakeholders on the Accounting Standards Codification and other incremental improvements to generally accepted accounting principles (GAAP). This effort facilitates Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements. The resulting amendments are referred to as Codification improvements. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.
Accounting Standards Update (ASU) 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”: In November 2024, the FASB issued new guidance, which improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026. We are in the process of evaluating the impact it may have on our consolidated financial statements.
Accounting Standards Update (ASU) 2024-04, “Debt—Debt with Conversion and Other Options (Subtopic 470-20)”: In November 2024, the FASB issued new guidance, which clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. We are in the process of evaluating the impact of the amended guidance, but we currently expect that the adoption will not have a material impact, if any, on our consolidated financial statements.

4.    Acquisitions
2024 Acquisition Activity
We did not complete any acquisitions during the year ended December 31, 2024.
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

Period from the date of acquisition to December 31, 2022
Revenue	$3,658
Net loss	$(3,968)

The following pro forma summary presents certain consolidated information as if the Viajanet Acquisition occurred on January 1, 2021:

	For the year ended December 31,
	2023	2022
Revenue	$541,949	$330,668
Net loss	$(77,975)	$(110,048)
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

5.    Preferred Stock and Warrants
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
On March 25, 2024, we paid $15,418 of accumulated dividends until March 31, 2024. On September 26, 2024, we paid $7,521 of accumulated dividends until September 30, 2024. As of December 31, 2024 there are $3,781 of accrued and unpaid dividends.
On March 21, 2023, we paid $7,896 of accumulated dividends until September 30, 2022. On September 26, 2023, we paid $7,854 of accumulated dividends until March 31, 2023. For the period from April 1, 2023 until December 31, 2023, we accrued $11,491 for unpaid dividends recorded as a charge to additional paid-in-capital.
On June 11, 2024, we issued 10,992,759 Ordinary Shares (no per value). On June 13, 2024 LCLA Daylight LP sold an aggregate of 3,000,000 Ordinary Shares.
The accumulated accretion as of December 31, 2024, 2023 and 2022 was $14,982 and $13,324 and $11,884, respectively.
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
Conversion Rights:
The Series B Preferred Shares are convertible, at the option of the holder, at any time into Common Stock at an initial conversion price of $9.251 (the “Initial Conversion Price) per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments. As of December 31, 2024 and 2023, there were no conversions of the Series B Preferred Shares. On March 27, 2024, Waha LATAM Investments Limited decided to convert our 50,000 Series B into ordinary shares.
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
On April 1, 2024, the total amount of the Series B preferred shares were converted and delivered to 5,405,405 shares of common stock equivalent to $67,479 of our Treasury Stock.
Accordingly, accretion from the initial carrying amount to the redemption amount was not required.
For the years ended December 31, 2024, 2023 and 2022, we accrued, approved, and paid $499, $2,000 and $2,000, respectively, in cash dividends and as of December 31, 2024 there were no undeclared dividends.

6.    Debt and other financial liabilities

The following table summarizes our outstanding short-term and long-term debt and other financial liabilities:

	As of December 31, 2024	As of December 31, 2023
Loan with Itaú Unibanco S.A. principal amounts 17,200,000 Reais and 3,000,000 Reais	2,051	3,605
Long-term debt, including current maturities	2,051	3,605
Less: Current maturities of long-term debt	1,147	1,343
Long-term debt, excluding current maturities	$904	$2,262
Short-term debt, including current maturities of long-term debt	49,625	28,530
Total short-term and long-term debt	$50,529	$30,792
The total estimated fair value of our long-term debt was approximately $2,217 and $3,601 as of December 31, 2024 and 2023, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The following table shows the details of the long-term debt outstanding as of December 31, 2024:

Loan	Issuance date	Maturity date	Currency	Amount in original currency	Amount in U.S. dollars	Interest rate	Interest payment
Itaú Unibanco S.A.	November 2020	November 2026	Reais	10,782	1,747	4%	Monthly
Itaú Unibanco S.A.	November 2020	November 2026	Reais	1,878	304	4%	Monthly

The changes in the balance of our total short-term and long-term debt as of December 31, 2024 and 2023 consist of the following:

	As of December 31, 2024	As of December 31, 2023
Balance, beginning of year	$30,792	$35,050
Payments of debenture issuance by securitization program (Note 10)	—	(2,231)
Payment of borrowings	(804)	(5,807)
Accrued interest	410	630
Interest paid	(502)	(361)
Foreign currency translation adjustment	(658)	(211)
Short-term loans, net (1)	21,291	3,722
Balance, end of year	$50,529	$30,792
(1) Includes loans that were reclassified from long-term debt to short-term debt.

As of December 31, 2024 and 2023, short-term debt is comprised of eight loans with four financial institutions and seven loans with two financial institutions, respectively. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2024 and 2023, excluding our collateralized debt, was 12.29% and 12.29%, respectively. As December 31, 2023, we maintain short-term debt classified as a liability held for sale, see Note 31.

At December 31, 2024, we were in compliance with the applicable covenants under our debt agreements.

7.    Cash and cash equivalents and restricted cash and cash equivalents
Cash and cash equivalents:
Cash and cash equivalents consist of the following:

	As of December 31, 2024	As of December 31, 2023
Cash on hand	$38	$27
Bank deposits (1)	81,649	119,806
Time deposits	105,486	57,466
Money market funds	35,620	37,276
Total cash and cash equivalents	$222,793	$214,575
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
(1)As of December 31, 2023, we maintain $9,319 as assets held for sale, see Note 31.
Restricted cash:
Restricted cash and cash equivalents amount to $24,423 and $26,879 as of December 31, 2024 and 2023, respectively.
We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees.
Also included within the restricted cash balance is $2,937 and $4,108 related to cash and cash equivalents balances of the securitization VIEs as of December 31, 2024 and 2023, respectively (See Note 10).
The following table reconciles our cash and cash equivalents and restricted cash as reported in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
As included in our consolidated balance sheets:
Cash and cash equivalents (1)	$222,793	$223,894	$219,167
Restricted cash (1)	24,423	26,895	25,879
Total cash and cash equivalents and restricted cash as shown in our consolidated statements of cash flows:	247,216	250,789	245,046
Cash and cash equivalents related to business held for sale (Note 31)	—	9,319	—
Restricted cash related to business held for sale (Note 31)	—	$16	$—
Cash and cash equivalents as of end of the period, net of business held for sale	$247,216	$241,454	$245,046
(1)As of December 31, 2023, we maintain $9,319 of cash and cash equivalents and $16 of restricted cash as assets held for sale, see Note 31.

8.    Trade accounts receivable, net of allowances:

Trade accounts receivable in our consolidated balance sheets as of December 31, 2024 and 2023 are as follows:

	As of December 31, 2024	As of December 31, 2023
Third-party credit card processors (1)	182,283	127,980
Fulfillment partners	38,443	30,310
Global distribution systems and travel incentives	17,115	12,177
Advertising	11,786	8,197
Airlines	1,308	3,297
Hotels	2,215	3,207
Others	4,406	5,034
Total accounts receivable	257,556	190,202
Allowance for credit expected losses	(5,608)	(6,809)
Total accounts receivable, Net	$251,948	$183,393
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
(1)Net of allowance for cancellations, see Note 30.
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
The following table shows the activity on the expected credit loss allowance for our trade receivables during the years ended December 31, 2024 and 2023:
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	As of December 31, 2024	As of December 31, 2023
Balance, beginning of year	$6,809	$10,529
Provisions	4,513	4,350
Recoveries and write-off	(4,639)	(8,837)
Foreign currency translation adjustment	(1,075)	767
Balance, end of year	$5,608	$6,809

9.    Loans receivable, net of allowances

Current loans receivable in our consolidated balance sheets as of December 31, 2024 and 2023 are as follows:

	As of December 31, 2024	As of December 31, 2023
Loans receivable	$21,316	$23,794
Securitized loans receivable	10,185	10,702
Allowance for credit expected losses	(14,934)	(13,111)
Total current loans receivable, net	$16,567	$21,385

Non-current loans receivable in our consolidated balance sheets as of December 31, 2024 and 2023 are as follows:

	As of December 31, 2024	As of December 31, 2023
Loans receivable	$792	$2,213
Allowance for credit expected losses	(418)	(472)
Total non-current loans receivable, net	$374	$1,741

For the years ended December 31, 2024 and 2023, all of our loans receivable were originated to consumers in Brazil. As of December 31, 2024 and 2023, 85% and 88% of loans receivable, respectively, were originated to consumers seeking to buy travel products and services with our Brazilian travel subsidiary, Decolar, and the remaining comprised loan receivable originated to consumers seeking to buy products with other merchants.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

We write off loans receivable when the customer balance becomes 360 days past due.

The credit quality analysis of loans receivable was as follows:

	As of December 31, 2024	As of December 31, 2023
1-30 days past due	$2,643	$4,037
31-60 days past due	1,441	2,133
61-90 days past due	1,208	1,773
91-120 days past due	1,211	1,214
121-150 days past due	1,124	1,131
151-180 days past due	1,166	1,647
181-210 days past due	1,252	1,094
211-240 days past due	1,387	1,043
241-270 days past due	1,363	1,017
271-300 days past due	1,450	1,219
301-330 days past due	1,622	1,145
331-360 days past due	1,583	1,139
Total past due	$17,450	$18,592
To become due	14,843	18,117
Total loans receivable	$32,293	$36,709

10.    Brazilian accounts receivable securitization program
Koin employs securitization programs to monetize a portion of its loans receivable since 2022. These programs involve transferring select loan assets to a special purpose vehicle (SPV), which then issues various forms of interests in those assets to investors. Koin receives cash proceeds and/or other interests in the SPV in exchange for the transferred assets.
The SPV is a VIE because its total equity investment at risk is not sufficient to permit it to finance its activities without additional subordinated financial support from investors or via the collections from loans receivable purchased. We are considered the primary beneficiary of the SPV since we have the ability to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses and the right to receive benefits that are potentially significant to the VIE.
Our continuing involvement in the securitization transaction consists primarily of holding certain retained interests and acting as the primary servicer for which we earn a servicing fee. We consolidate the assets, liabilities, and related results of the SPV in our consolidated financial statements. Any activity between the participating subsidiary and the SPV is eliminated in consolidation. The assets of the consolidated SPV primarily consists of cash and cash equivalents and loans receivable, which we reported on our consolidated balance sheet as restricted cash and cash equivalents and securitized loans receivable, respectively. The assets of the SPV are the primary source of funds to settle its obligations. The third-party creditors of the SPV have legal recourse only to the assets securing the debt and do not have recourse to our company. The liabilities primarily consists of debt securities issued by the SPV, which we reported on our consolidated balance sheet as securitized debt obligations. Additionally, the cash flows generated by the SPV are restricted to the payment of amounts due to third-party investors, but we retain the right to residual cash flows.
This first securitization program ended on October 27, 2023, with the full payment of all due interests and principal amounts by the VIE to the senior investors and with the return of the residual cash flows and loans receivable to Koin.
On January 2023, we launched a second securitization program, this time through a 'K-FIDC' structure, to serve as the successor to the first facility that had reached the end of its revolving period by the end of December 2022. We evaluated the SPV and concluded that it was also a VIE, following the same reasoning as for the first facility. We are the primary
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
beneficiary of the SPV since we have the ability to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses and the right to receive benefits that are potentially significant to the VIE.
Our continuing involvement in the securitization transaction consists primarily of holding certain retained interests and acting as the primary service for which we earn a servicing fee. We consolidate the assets, liabilities and related results of the SPV in our consolidated financial statements.

The following table summarizes the collateralized debt as of December 31, 2024:

SPV	Collateralized debt	Interest rate	Currency	Maturity
Koin K-FIDC - Current	$5,919	CDI +5.25% (*)	Brazilian Reais	Revolving
Total	$5,919

(*) As of December 31, 2024, CDI equals 12.15%

The assets and liabilities of the SPV included in our consolidated financial statements as of December 31, 2024 and 2023 are as follows:

K-FIDC:

	As of December 31, 2024	As of December 31, 2023
Restricted cash and cash equivalents	$2,937	$4,108
Loans receivable	10,185	10,702
Allowance for credit losses	(3,887)	(1,718)
Other receivables and prepaid expenses	1,583	749
Total current assets	10,818	13,841
Total assets	$10,818	$13,841

	As of December 31, 2024	As of December 31, 2023
Accounts payable	$14	$15
Collateralized debt	5,919	7,533
Total current liabilities	$5,933	$7,548
Total liabilities	$5,933	$7,548

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
11.    Other assets and prepaid expenses
Other current assets and prepaid expenses consist of the following:

	As of December 31, 2024	As of December 31, 2023
Tax credits	$33,212	$37,608
Prepaid expenses and advance to suppliers	18,589	9,293
Seller indemnification (1)	1,015	2,409
Account receivable related to non-air segment business sale (Note 31)	1,974	—
Others	2,474	2,977
Total other current assets and prepaid expenses	$57,264	$52,287
.
Other non-current assets and prepaid expenses consist of the following:

	As of December 31, 2024	As of December 31, 2023
Deferred tax assets	$61,089	$70,729
Seller indemnification (1)	2,611	5,052
Equity method investments (2)	1,996	3,105
Account receivable related to non-air segment business sale (Note 31)	7,716	—
Others	749	—
Total other non-current assets and prepaid expenses	$74,161	$78,886
(1)Correspond to the acquisition of Viajanet, see Note 4.
(2)Includes $1.7 and $2.5 million as of December 31, 2024 and 2023 related to an equity stake in Stays acquired in July 2022. Stays is a vacation rental channel manager based in Brazil.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
12.    Property and equipment, net
Property and equipment, net consists of the following:

	As of December 31, 2024	As of December 31, 2023
Computer hardware and software	$25,466	$32,640
Office furniture and fixtures	17,313	16,540
Buildings	1,881	2,001
Vehicles	129	730
Land	41	41
Total property and equipment	$44,830	$51,952
Accumulated depreciation (1)	(30,640)	(35,552)
Total property and equipment, net	$14,190	$16,400
(1)Accumulated depreciation as of December 31, 2024 comprised of $20,351, $9,831, $332 and $126 for computer hardware and software, office furniture and fixtures, buildings and vehicles, respectively. Accumulated depreciation as of December 31, 2023 comprised of $26,784, $7,859, $305 and $604 for computer hardware and software, office furniture and fixtures, buildings and vehicles, respectively.
The changes in the balance of property and equipment for the years ended December 31, 2024 and 2023 consist of the following:

	As of December 31, 2024	As of December 31, 2023
Balance, beginning of year	$16,400	$15,532
Additions	6,488	9,820
Depreciation	(7,210)	(8,535)
Foreign currency translation adjustment	(1,488)	1,079
Assets held for sale (Note 31)	—	(1,496)
Balance, end of year	$14,190	$16,400
Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was classified as follows:

	For the year ended December 31
	2024	2023	2022
Technology and product development	$1,591	$3,823	$2,591
General and administrative	961	1,527	1,133
Selling and marketing	3,334	1,524	2,068
Cost of revenue	1,324	1,661	$1,226
Total depreciation expense	$7,210	$8,535	$7,018
As of December 31, 2024 and 2023, we identified no impairment indicators for our property and equipment assets.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
13.    Intangible assets, net
Indefinite-lived and Finite-lived intangible assets, net consists of the following:

	As of December 31, 2024	As of December 31, 2023
Indefinite-lived intangible assets:
Trademarks and domains	$13,882	$13,882
Finite-lived intangible assets:
Trademarks and domains	26,264	18,494
Developed technology	183,160	160,436
Licenses	1,318	1,333
Customer relationships	24,908	39,452
Total intangible assets	$249,532	$233,597
Accumulated amortization (1)	(166,482)	(143,176)
Total intangible assets, net	$83,050	$90,421
(1)Accumulated amortization as of December 31, 2024 comprised $134,550, $863, $16,096 and $14,973 for developed technology, licenses, customer relationships and trademarks, respectively. Accumulated amortization as of December 31, 2023 comprised $112,506, $777, $19,690 and $10,203 for developed technology, licenses, customer relationships and trademarks, respectively.
The changes in the balance of intangible assets, net for the years ended December 31, 2024 and 2023 consist of the following:

	As of December 31, 2024	As of December 31, 2023
Balance, beginning of year	$90,421	$91,500
Additions	30,330	31,146
Disposals related to assets held for sale (Nota 31)	(1,404)	—
Amortization	(31,585)	(27,975)
Foreign currency translation adjustment	(4,712)	3,988
Assets held for sale (Note 31)	—	(8,238)
Balance, end of year	$83,050	$90,421
Amortization expense for the years ended December 31, 2024, 2023 and 2022 was classified as follows:

	For the year ended December 31
	2024	2023	2022
Technology and product development	$26,945	$20,924	$18,825
General and administrative	2,943	5,517	8,403
Selling and marketing	1,411	1,340	1,586
Cost of revenue	286	194	171
Total amortization expense	$31,585	$27,975	$28,985
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
The estimated future amortization expense related to intangible assets with finite lives as of December 31, 2024, assuming no subsequent impairment of the underlying assets, is as follows:

Year	Amount
2025	$26,614
2026	19,844
2027	10,557
2028	1,626
2029 and thereafter	10,527
Total	$69,168
Impairment Assessments
Indefinite-lived intangible assets:
Our indefinite-lived intangible assets comprise our trademarks Despegar and Decolar.We test indefinite-lived intangible assets for impairment as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred. In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.

As of December 31, 2024, we performed a qualitative impairment assessment indicating that it was not “more likely than not” that the fair value of the indefinite-lived intangible assets was less than the carrying value and concluded that there was no impairment of indefinite-lived intangible assets.

As of December 31, 2023, we performed our annual quantitative impairment test and concluded that there was no impairment of indefinite-lived intangible assets. We base our measurement of fair value of our trade name and trademarks, classified as Level 3 measurements, using the relief-from-royalty method, which includes unobservable inputs, including projected revenues and royalty rate of 2.5%.
14.    Goodwill
A substantial portion of our goodwill relates to the acquisition of the Best Day Group.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Goodwill consists of the following:

	As of December 31, 2024	As of December 31, 2023
Goodwill	$125,832	$150,752
The following table presents the changes in goodwill by reportable segment:

	Air	Packages, Hotels and Other Travel Products	Financial Services	Total
Balance as of January 1, 2023	$29,460	$103,279	$5,898	$138,637
Assets held for sale (Note 31)	—	(3,685)	—	(3,685)
Foreign currency translation adjustment	2,920	12,353	527	15,800
Balance as of December 31, 2023	$32,380	$111,947	$6,425	$150,752
Foreign currency translation adjustment	(6,222)	(17,323)	(1,375)	(24,920)
Balance as of December 31, 2024	$26,158	$94,624	$5,050	$125,832
We test goodwill for impairment at the reporting unit level and the tests are performed as of December 31 of each year, or more frequently if events and circumstances indicate that an impairment may have occurred.
2024 Impairment Assessment
We assessed qualitative factors to determine whether it is more likely than not that the fair value of our reporting units is less than their carrying amount, consistent with the application of the Step 0 qualitative assessment for impairment testing. In our qualitative assessment, we considered relevant events and circumstances, including, but not limited to, the following: macroeconomic conditions; industry and market considerations; costs that have a negative effect on earnings and cash flows; overall financial performance; other relevant entity-specific events; and events affecting a reporting unit.
As of December 31, 2024, we concluded that there was no impairment of goodwill.
2023 Impairment Assessment
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
15.    Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following:

	As of December 31, 2024	As of December 31, 2023
Marketing suppliers	$30,330	$40,530
Other suppliers	28,130	11,402
Total accounts payable and accrued expenses	$58,460	$51,932

16.    Travel accounts payable
Travel accounts payable consist of the following:

	As of December 31, 2024	As of December 31, 2023
Hotels and other travel providers	$281,664	$253,092
Canceled reservations pending payment to travelers	14,313	44,504
Airlines	51,521	49,654
Agencies	5,410	3,622
Errors and frauds provision	4,085	4,281
Other suppliers	824	234
Total travel accounts payable	$357,817	$355,387

17.    Other liabilities
Other current liabilities consist of the following:

	As of December 31, 2024	As of December 31, 2023
Taxes payable	$31,737	$51,277
Salaries payable	43,113	39,210
Purchase price payable for Viajanet acquisition (1)	1,385	—
Accrued earnout liability (2)	—	2,409
Others	7,422	1,797
Total other current liabilities	$83,657	$94,693
Other non-current liabilities consist of the following:

	As of December 31, 2024	As of December 31, 2023
Deferred tax liabilities	5,422	8,100
Purchase price payable for Viajanet acquisition (1)	—	1,885
Others	1,891	2,646
Total other non-current liabilities	$7,313	$12,631

(1)Correspond to outstanding balance for the Viajanet acquisition payable in June 2025. However, we settled certain contingencies which were indemnified by the sellers and accordingly we agreed to apply those payments towards the purchase price.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
(2)In 2023, correspond to the earnout provision under the Best Day acquisition. As of September 25, 2024, we have applied the indemnity credit to the total earnout remaining to date. For futher information, see Note 11.
18.    Derivative financial instruments
As of December 31, 2024 and 2023, derivative financial instruments consist of foreign currency forward contracts of a short-term nature. The following table shows the derivative financial position as of the end of each year:

	Local currency	Notional amount	Type	Maturity	Fair value
2024
	Brazilian Reais	$1,000	Sell	Jan-25	$7
	Chilean Pesos	$3,000	Buy	Jan-25	$34
	Colombian Pesos	$5,500	Sell	Jan-25	$15
	Colombian Pesos	$4,700	Sell	Jan-25	$(31)
	Colombian Pesos	$5,000	Sell	Feb-25	$(24)
	Mexican Pesos	$6,200	Sell	Jan-25	$(94)
	Uruguay Pesos	$1,000	Sell	Jan-25	$15
	Uruguay Pesos	$1,000	Sell	Jan-25	$(31)
	Peruvian pesos	$500	Sell	Jan-25	$(4)
	Peruvian pesos	$1,000	Sell	Feb-25	$(7)
	Argentine pesos	$15,000	Buy	Jan-25	$(702)
	Total fair value of foreign currency forwards, net				$(822)

	Local currency	Notional amount	Type	Maturity	Fair value
2023
	Brazilian Reais	$9,000	Sell	Jan-24	$474
	Brazilian Reais	$7,000	Sell	Feb-24	$294
	Brazilian Reais	$5,000	Buy	Jan-24	$(93)
	Brazilian Reais	$5,000	Buy	Feb-24	$(104)
	Chilean Pesos	$1,500	Buy	Jan-24	$(9)
	Chilean Pesos	$1,500	Buy	Feb-24	$(13)
	Chilean Pesos	$1,500	Buy	Mar-24	$(12)
	Colombian Pesos	$5,300	Sell	Jan-24	$394
	Mexican Pesos	$4,000	Sell	Jan-24	$74
	Mexican Pesos	$6,000	Sell	Feb-24	$61
	Mexican Pesos	$4,000	Sell	Mar-24	$56
	Mexican Pesos	$1,500	Sell	Apr-24	$28
	Total fair value of foreign currency forwards, net				$1,150
19.    Restructuring and related reorganization charges
In 2024, we committed to restructuring actions intended to simplify our businesses and improve operational efficiencies, which have resulted in headcount reductions and consolidation of operational functions and systems. As a result, we recognized $429 in restructuring and related reorganization charges during 2024. We continue to evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we may incur additional restructuring and reorganization charges.
The following table summarizes the restructuring and related reorganization activity for the years ended December 31, 2024 and 2023:
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

Employee severance and benefits
Accrued liability as of January 01, 2023	$—
Charges	6,798
Payments	(5,899)
Accrued liability as of December 31, 2023	$899
Charges	$429
Payments	(1,328)
Accrued liability as of December 31, 2024	$—
For the year ended December 31, 2024, we allocated the total employee severance and benefit expenses of $429 to “Cost of revenue” ($230), “Selling and marketing” expenses ($94), “General and administrative” recovery $25 and “Technology and product development” expenses ($130) in our consolidated statements of operations based on the departmental assignment of terminated employees.
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
We allocate the total amounts of restructuring and related reorganization charges to the “Packages, Hotels and Other Travel Products” segment and “Corporate” segment.
20.    Income taxes

The Company is organized as a British Virgin Islands corporation. However, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, it is treated as a U.S. corporation for tax purposes. Accordingly, the Company is subject to federal and state income tax in the United States, as well as foreign taxes in the multiple jurisdictions where it operates.
The following table summarizes our U.S. and foreign income / (loss) before income taxes for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
U.S.	$(31,570)	$(13,687)	$(22,264)
Foreign	65,627	41,293	(24,948)
Net income / (loss) before income taxes	$34,057	$27,606	$(47,212)
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Provision for Income Taxes
The following table summarizes our provision for income taxes for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Current income tax (expenses) / benefit:
U.S. Federal	$(376)	$(54)	$(188)
Foreign	(15,048)	(39,580)	(20,926)
Total current income tax expense	$(15,424)	$(39,634)	$(21,114)
Deferred income tax (expenses) / benefit:
U.S. Federal	2,229	5,958	(550)
Foreign	7,043	30,560	355
Total deferred income tax (expenses) / benefit	$9,272	$36,518	$(195)
Income tax (expenses) / benefit	$(6,152)	$(3,116)	$(21,309)
Deferred Income Taxes
As of December 31, 2024 and 2023, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2024	As of December 31, 2023
Non-current deferred tax assets	$107,357	$115,503
Total deferred tax assets	$107,357	$115,503
Less: Valuation allowance	(46,268)	(44,774)
Net deferred tax assets	$61,089	$70,729
Non-current tax liabilities	(5,422)	(8,100)
Total deferred tax liabilities	$(5,422)	$(8,100)
Total net deferred tax assets after valuation allowance	$55,667	$62,629
The following table summarizes the composition of deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Tax loss carryforwards	$57,268	$72,644
Allowance for credit expected losses	5,396	5,528
Provisions and other assets	35,893	27,329
Property and equipment	1,659	1,301
Intangible assets	(4,419)	(3,959)
Others	6,138	4,560
Total net deferred tax assets before valuation allowance	$101,935	$107,403
Less: Valuation allowance	(46,268)	(44,774)
Total net deferred tax assets after valuation allowance	$55,667	$62,629
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
As of December 31, 2024, we have both foreign and U.S. net operating loss carryforwards (“NOLs”) of $237,993. If not utilized, the NOLs will begin to expire as follows:

	As of December 31, 2024
Expiration date	U.S.	Foreign
Expires 2026	$—	$17
Expires 2027	—	1,250
Expires 2028	—	1,256
Expires 2029	—	575
Expires thereafter	—	37,816
Without expiration dates	74,033	123,046
Total NOLs	$74,033	$163,960
The following table shows the breakdown of our NOLs by country of origin as of December 31, 2024:

Country	NOL gross amount	Expiration terms
Brazil	$118,308	No expiration. Offset limitation to 30% of taxable income by fiscal year.
Argentina	3,098	5 fiscal years expiration.
United States	74,033	No expiration. Offset limitation of 80% of the taxable income by fiscal year.
Mexico	37,816	10 fiscal years expiration.
Peru	4,738	No expiration. Offset limitation of 50% of the taxable income by fiscal year.
Total NOLs	$237,993

In the aggregate, we have foreign and U.S NOLs amounting to $197,079 which may be carried forward indefinitely but subject to certain percentage limitations of taxable income each year.
As of December 31, 2024, we had a valuation allowance of $24,923 related to certain NOL carryforwards for which it is more likely than not that the tax benefits will not be realized. The valuation allowance increased by $1,494 from the amount recorded as of December 31, 2023 primarily due to recoverability analysis for the upcoming years. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.
The following table presents the changes in our valuation allowance for the years ended December 31, 2024, 2023 and 2022:

Valuation allowance
Balance as of January 01, 2022	$23,999
Increases	39,240
Decreases	(9,019)
Balance as of December 31, 2022	$54,220
Increases	8,201
Decreases	(17,647)
Balance as of December 31, 2023	$44,774
Increases	6,083
Decreases	(4,589)
Balance as of December 31, 2024	$46,268
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. We have foreign subsidiaries with aggregated undistributed earnings of $44,403 as of December 31, 2024. We have not provided deferred income taxes on taxable temporary differences related to investments
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely outside of the United States. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to income taxes. Further, a sale of these subsidiaries may cause these temporary differences to become taxable. Due to complexities in tax laws, uncertainties related to the timing and source of any potential distribution of such earnings, and other important factors such as the amount of associated foreign tax credits, it is not practicable to estimate the amount of unrecognized deferred taxes on these taxable temporary differences. We consider the earnings of our foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings or state income taxes, and for that reason we have not recorded a deferred tax liability.
Reconciliation of Statutory Income Tax Rate to Effective Income Tax Rate
The reconciliation of the provision for income taxes for the years ended December 31, 2024, 2023 and 2022 to total income tax expense is as follows:

	Year ended December 31,
	2024	2023	2022
Net income / (loss) before income tax	$34,057	$27,606	$(47,212)
Income tax rate	21%	21%	21%
Expected income tax expense / (benefit)	$7,152	$5,797	$(9,915)
Permanent differences:
Non-taxable income	(220)	(127)	$—
Foreign non-creditable withholding tax	9,088	16,588	11,540
Non-deductible expenses	6,100	11,514	10,440
Currency translation adjustment	4,625	5,672	2,595
Tax credits recovery	—	(309)	—
Others	(1,744)	892	(256)
Unrecognized tax benefits and related interest	(2,957)	(14,081)	1,029
Foreign rate differential	(7,229)	(3,499)	(9,091)
Tax inflation adjustment	(4,312)	(27,103)	(12,716)
Tax holiday	(14,298)	3,977	5,990
True up	(1,460)	(1,253)	2,283
Change in rate	—	—	—
Change in valuation allowance	11,407	5,048	19,410
Income tax expense / (benefit)	$6,152	$3,116	$21,309

Our effective tax rate for the period ended December 31, 2024 was 18.1%, higher than the effective tax rate of 11.3%, as of December 31, 2023 mainly due to the effect of the valuation allowance arising from the increase in net operating losses in Mexico. The variation is also driven by the reduction of withholding taxes applicable to intercompany transactions. Furthermore, the effect of the tax holiday in Brazil due to PERSE Regime.
Our effective tax rate for the year ended December 31, 2023 was 11.3%, lower than the effective tax rate of 45.1% as of December 31, 2022 mainly due to the impact of the tax settlement and closing tax audits in Mexico and Tax inflation adjustment related to accumulated net operating losses in Argentina. The variation is also driven by the effect of incremental withholding taxes applicable to intercompany transactions. Furthermore, the effect of the valuation allowance arising from the decrease in net operating losses in Mexico and Brazil.
Our effective tax rate for the year ended December 31, 2022 was 45.1%, higher than the 21% tax rate due to changes in valuation allowance of deferred tax assets primarily in Brazil, US and Mexico based on a recoverability analysis for the upcoming years; increase in foreign non-creditable withholding tax; decrease in impact of uncertain tax positions, effects of non-deductible expenses and the impact of the new promotional regime ´Perse” in Brazil.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Knowledge-based Economy Promotional Regime in Argentina
On June 10, 2019, the Argentine government enacted Law No. 27,506 (also known as “Knowledge-based Economy Promotional Regime” or “Knowledge Law”), which established a regime that provides certain tax benefits for companies that meet specific criteria, such as companies that derive at least 70% of their revenues from specified activities.
On October 7, 2020, changes to the Knowledge-based Economy Promotional Regime were finally approved by the Congress. The approved regime has effect from January 1, 2020 through December 31, 2029 and grants (i) a reduction of the income tax up to 60% (60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income; (ii) stability of the benefits established by the Knowledge-based Economy Promotional Regime (as long as the beneficiary is registered and in good standing) and (iii) a non-transferable tax credit bond generally amounting to 70% (up to 80% in certain specific cases) of the company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). Total amount of bonds are defined based on Budget approved by Government for each fiscal period. The tax credit may be used within 24 months from its issuance date (this period can be extended for an additional 12 months in certain cases) to offset federal taxes, such as VAT (excludes income tax).
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
During the years ended December 31, 2024, 2023 and 2022, the tax holiday effect was a tax benefit of $3,161, a Tax expense of $2,185 and a tax benefit of $839, respectively. The aggregate per share effect of the income tax expense amounted to $0.04 and income tax benefit amounted to $0.03 for the years ended December 31, 2024 and 2023, respectively.
Emergency Program to offset the economic effects of the COVID-19 pandemic for the tourism and events sector PERSE in Brazil
Law 14,148/2021, published on May 3, 2021, established several emergency actions by the government to offset the economic effects of the COVID-19 pandemic for the tourism and events sector (“Programa Emergencial de Retomada do Setor de Eventos y Turismo” or “PERSE”). Benefits include for a 60-month period a 0% rate for corporate income taxes (Corporate Income Tax “IRPJ” and Social Contribution on Net Income “CSLL”) and a 0% rate on federal gross revenue taxes (Contribution to the Social Integration “PIS” and Contribution to Social Security Financing “COFINS”).
On March 18, 2022, the Brazilian legislature removed a prior presidential veto on an article from Law 14,148/2021 that introduced a Temporary Tax Exemption for taxpayers in the tourism and events sector was later reinserted in Law 14,428/2021 and is effective as from that date.
On December 29, 2023 Provisional Measure “MP” 1202/23 was published including, among others, the revocation of article 4 of Law 14.148, which instituted PERSE. Based on the MP all economic sectors benefiting from PERSE must collect the taxes included in the program based on the rates provided for in the specific legislation as following: from April 1, 2024 in relation to federal gross revenue taxes (PIS and COFINS) and CSLL; and from January 1, 2025, in relation to IRPJ. PERSE could progressively be phased out with the gradual resumption of the collection of taxes previously exempted.
On May 22, 2024, the Brazilian government published Law No. 14,859/2024, maintaining PERSE with the same framework for 2024. As a result of this legislation, Decolar requested authorization from the Federal Tax Authorities and began submitting a new tax return called "DIRBI," detailing the amounts of tax benefits.

On March 24, 2025 the Official Gazette of the Union published Executive Declaratory Act No. 2, officially announcing the public hearing and the termination of the PERSE program due to reaching the 15 billion threshold. The Special Secretariat of the Federal Revenue of Brazil confirmed that the limit set by Article 4-A of Law No. 14.148/2021 was met, as presented during the National Congress public hearing on March 12, 2025. On March 28, the company filed a writ of mandamus to compel the initiation of discussions aimed at safeguarding its rights.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
During the years ended December 31, 2024, and 2023 the tax holiday effect was a tax benefit of $10,704 and a Tax expense of $1,792, respectively. The aggregate per share effect of the income tax amounted to an expense of $0.13 and benefit of $0.02 for the years ended December 31, 2024 and 2023, respectively.
Uncertain tax positions
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits and interest is as follows:

	Year ended December 31,
	2024	2023	2022
Balance, beginning of year	$21,398	$41,925	$45,865
Increases to tax positions related to current year	120	—	—
Increases to tax positions related to prior years(1)	—	—	2,453
Decreases to tax positions related to prior years(1)(2)	(4,796)	(16,853)	(6,912)
Settlements during current year(1)(3)	—	(8,598)	(5,121)
Interest and penalties	1,799	2,753	5,687
Currency translation adjustment	(3,597)	2,171	(47)
Balance, end of year	$14,924	$21,398	$41,925

(1) Includes updates, interest and penalties.
(2) Includes tax positions in Mexico, Colombia, Argentina and US related to Best Day acquisition.
(3) Includes tax positions effectively settled in Mexico related to Best Day acquisition.
As of December 31, 2024, and 2023, we had $14,924 and $21,398 of gross unrecognized tax benefits, respectively.
As of December 31, 2024 and 2023, total gross interest and penalties accrued were $8,986 and $12,695, respectively.
During the years ended December 31, 2024 and 2023, we recognized interest expense of $1,799 and $2,753 in connection with our unrecognized tax benefits, respectively.
As of December 31, 2024 and 2023, we recognized a decrease and settlement related to interest and penalties of $4,796 and $9,320 respectively.
We are routinely audited by U.S. federal and foreign income tax authorities. At any point in time, we may have tax audits underway at various stages of completion. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Mexican Tax Authority finalized during 2023 the examination of the income tax return for the fiscal years 2014, 2015, 2016 and 2017 of our subsidiary Viajes Beda, a settlement request (“acuerdo conclusivo”) before the Mexican Taxpayer Ombudsman (“Procuraduría de la Defensa del Contribuyente”) was closed and the dispute with the Mexican Tax Authority was concluded. As result we recognized a tax benefit of $14,256 related to transactional taxes (VAT) and $13,241 related to income tax.
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
On June 2, 2023, the Colombian Tax Authority (DIAN) issued a Special Requirement as part of the comprehensive International Taxation program. The aim was to modify the income tax declaration by making adjustments related to the increase in declared gross income and the rejection of certain expenses. In response to this requirement, the Company submitted an objection on September 6, 2023. Subsequently, on March 13, 2024, the Authority issued the Official Review Settlement in line with the previous special requirement, establishing a tax liability of $3,250, including a penalty for inaccuracy.
On May 14, 2024, the company filed the Appeal for Reconsideration against the Official Review Assessment.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
On Apr 7, 2025, the tax authority issued a resolution in response to the Appeal for Reconsideration, recognizing the deductibility of certain expenses rejected in the previous instance (official liquidation), although maintaining its position on the majority of the observations originally raised. Consequently, the DIAN proceeds to modify its Official Review Settlement, resulting in an updated tax liability of $1,736 . To this tax liability, which arises from the official resolution issued by the tax authority, should be added $2,096 for tax credits already used, interest for $2,638 (calculated as of the date of the last resolution), and a penalty for $419.

As of the date of issuance of the mentioned resolution, the Company is preparing the legal action to be filed within the deadlines established by the regulations in force.The Management’s opinion, based on the opinion of external legal counsel, is that the risk of losing the case is not more likely than not. For that reason, the Company has not recorded any expense or liability for the disputed amounts

21.    Segment information
Our chief executive officer, as the chief operating decision maker (“CODM”), organizes our company, manages resource allocations and measures performance amongst three reportable segments: “Air”, “Packages, Hotels and Other Travel Products” and “Financial Services”.
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
Our segment reporting structure is as follows:
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
For all our segments, our CODM does not evaluate operating segments using asset or liability information, the CODM primarily uses Adjusted Segment EBITDA to allocate operating and capital resources and assesses performance of each segment by comparing actual gross profit results to historical results and previously forecasted financial information. For all years presented, we calculated Adjusted Segment EBITDA as our net loss for the year adjusted for income taxes; financial results, net; stock-based compensation expense; acquisition transaction costs; depreciation and amortization;
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
Generally, our segment disclosure does not include intersegment revenues related to intra-group invoicing for the use of trademarks and various management services which are eliminated from the operating results of each segment. Intersegment transactions are conducted according to our transfer pricing policy. However, our segment disclosure does include intersegment revenue consisting mainly of credit card processing and fraud prevention services provided by Koin to our travel business’ subsidiaries. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within “Intersegment eliminations” column in the table below.
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
The following tables present our segment information for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
	Air		Packages, Hotels and Other travel products		Financial Services		Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$262,534		$493,950		$17,577		$—	$—	$774,061
Inter segment revenues	$—		$—		$33,550		$(33,550)	$—	$—
Total revenues	$262,534		$493,950		$51,127		$(33,550)	$—	$774,061
Less:
External cost of revenue (1)	(66,996)		(112,130)		(27,176)		—	—	(206,302)
Intersegment cost of revenues	(14,539)		(19,011)		—		33,550	—	—
Payroll expense	(44,986)		(88,567)		(15,443)		—	—	(148,996)
Non payroll expense	(30,441)		(63,573)		(4,243)		—	—	(98,257)
Marketing expense	(64,011)		(80,350)		(108)		—	—	(144,469)
Other segment item (2)	—		(842)		—		—	—	(842)
Adjusted positive EBITDA	$41,561	#REF!	$129,477	#REF!	$4,157	#REF!	$—	$—	$175,195
Depreciation and amortization	(10,511)		(14,632)		(3,430)		—	(10,222)	(38,795)
Stock-based compensation expense	—		—		—		—	(9,901)	(9,901)
Restructuring, reorganization and other exit activities charges	—		(613)		—		—	(2,757)	(3,370)
Operating income (loss)	$31,050		$114,232		$727		$—	$(22,880)	$123,129
Financial results, net									(89,072)
Income before income tax									$34,057
Income tax expense									(6,152)
Net income for the year									$27,905
Net income attributable to Despegar.com, Corp.									$27,905
(1) Excluding of depreciation, amortization, restructuring, reorganization and other exit activities charges
(2) Other segment item include equity investment
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	Year ended December 31, 2023
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$257,649	$437,010	$11,381	$—	$—	$706,040
Inter segment revenues	$—	$—	$29,531	$(29,531)	$—	$—
Total revenues	$257,649	$437,010	$40,912	$(29,531)	$—	$706,040
Less:
External cost of revenue (1)	(81,450)	(119,601)	(25,517)	—	—	(226,568)
Intersegment cost of revenues	(14,311)	(15,220)	—	29,531	—	—
Payroll Expense	(53,320)	(92,419)	(14,167)	—	—	(159,906)
Non payroll expense	(31,032)	(38,047)	(1,992)	—	—	(71,071)
Marketing expense	(64,364)	(67,491)	(33)	—	—	(131,888)
Other segment item (2)	—	(1,060)	—	—	—	(1,060)
Adjusted positive / (negative) EBITDA	13,172	103,172	(797)	—	—	115,547
Depreciation and amortization	(9,526)	(11,673)	(1,202)	—	(14,109)	(36,510)
Stock-based compensation expense	—	—	—	—	(3,454)	(3,454)
Acquisition transaction costs	—	—	—	—	—	—
Restructuring, reorganization and other exit activities charges	—	(4,546)	—	—	(6,798)	(11,344)
Operating income (loss)	$3,646	$86,953	$(1,999)	$—	$(24,361)	$64,239
Financial results, net						(36,633)
Income before income tax						$27,606
Income tax expense						(3,116)
Net income for the year						$24,490
Net income attributable to Despegar.com, Corp.						$24,490
(1) Excluding of depreciation, amortization, restructuring, reorganization and other exit activities charges
(2) Other segment item include equity investment
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)

	Year ended December 31, 2022
	Air	Packages, Hotels and Other travel products	Financial Services	Intersegment Eliminations	Corporate	Total Consolidated
External revenues	$215,782	$317,748	$4,442	$—	$—	$537,972
Inter segment revenues	$—	$—	$7,805	$(7,805)	$—	$—
Total revenues	$215,782	$317,748	$12,247	$(7,805)	$—	$537,972
Less:
External cost of revenue (1)	(67,805)	(94,927)	(18,768)	—	—	(181,500)
Intersegment cost of revenues	(4,416)	(3,389)	—	7,805	—	—
Payroll Expense	(44,074)	(79,759)	(6,307)	—	—	(130,140)
Non payroll expense	(30,082)	(45,844)	(5,347)	—	—	(81,273)
Marketing expense	(51,452)	(51,408)	(103)	—	—	(102,963)
Other segment item (2)	—	(164)	—	—	—	(164)
Adjusted positive / (negative) EBITDA	17,953	42,257	(18,278)	—	—	41,932
Depreciation and amortization	(10,339)	(12,516)	(71)	—	(13,077)	(36,003)
Stock-based compensation expense	—	—	—	—	(7,292)	(7,292)
Impairment charges	—	—	—	—	—	—
Acquisition transaction costs	(390)	—	—	—	—	(390)
Restructuring, reorganization and other exit activities charges	—	—	—	—	—	—
Operating income/(loss)	$7,224	$29,741	$(18,349)	$—	$(20,369)	$(1,753)
Financial results, net						(45,459)
Loss before income tax						$(47,212)
Income tax benefit						(21,309)
Net loss for the year						$(68,521)
Net loss attributable to Despegar.com, Corp.						$(68,521)
(1) Excluding of depreciation, amortization, restructuring, reorganization and other exit activities charges
(2) Other segment item include equity investment
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Revenue by Business Model, Type and Country
The following table presents our consolidated revenues from third parties by business model, revenue type and country for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Business Model:
Prepay model	$658,128	$619,658	$457,335
PAD model	10,260	12,709	11,364
Interest revenue	14,870	9,272	4,114
Others (1)	90,803	64,401	65,159
Total Revenue	$774,061	$706,040	$537,972
Revenue Type:
Commissions and service fees	$652,750	$607,251	$455,790
Incentive fees	39,832	42,998	39,859
Advertising	26,200	20,594	16,166
Destination services	15,638	25,116	14,071
Interest revenue	14,870	9,272	4,114
Financial services (2)	2,707	2,109	328
Others (3)	22,064	(1,300)	7,644
Total Revenue	$774,061	$706,040	$537,972
Country:
Argentina	$115,294	$118,239	$75,136
Brazil	270,828	230,306	144,423
Uruguay	152,577	116,364	98,249
Mexico	127,417	129,680	116,273
Other countries (4)	107,945	111,451	103,891
Total Revenue	$774,061	$706,040	$537,972
(1)Others includes incentive fees, advertising, breakage, loyalty revenue and financial services
(2)Financial services include Financial Intermediation Processing fee, fraud prevention services and others.
(3)As of December 31, 2024, Other includes principally revenue from breakage ($32,625, $11,620 and $8,668 December 31, 2024, 2023 and 2022, respectively) net of the effect of loyalty programs.(See Note 3)
(4)Other countries include Chile, Perú, Colombia, Ecuador and others.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Assets by Country
The following table presents our assets by country:

	As of December 31, 2024	As of December 31, 2023
Goodwill:
Argentina	$1,200	$1,200
Brazil	21,649	27,543
Mexico	79,452	97,743
Uruguay	16,839	16,839
Other countries (1)	6,692	7,427
Total goodwill	$125,832	$150,752
Property and equipment, net:
Argentina	$4,959	$4,923
Brazil	2,581	2,759
Mexico	762	1,282
Uruguay	876	935
United States	1,686	1,410
Other countries (2)	3,326	5,091
Total property and equipment, net	$14,190	$16,400

Asset information by segment:
Financial Services:
Loans receivable	$32,293	$36,709
Allowance for credit losses	(15,352)	(13,583)
Total loans receivable, net	$16,941	$23,126
(1)Other countries include Chile, Peru and Colombia.
(2)Other countries include Chile, Peru, Colombia and Ecuador.

22.    Commitments and contingencies
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
Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ significantly from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period. In August 2024, we voluntarily reported a potential violation of certain regulations applicable to the Company. As of the date of this report, the potential impact of this contingency cannot be estimated and we are not aware of any ongoing investigations or litigation that could have a material impact on the company.
We also evaluate other potential contingent matters, including income tax withholdings, valued-added tax, revenue tax, payroll taxes and other similar matters. We currently estimate possible losses related to these matters for which we have not accrued liabilities, as they are not deemed probable, to be approximately in a range between $103,361 to $121,225. In addition, there are certain labor-related contingencies in Brazil classified as possible by the Company’s legal counsel. The range of potential losses derived from these contingencies can not be reasonably estimated. We periodically evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. Future increases or decreases to our accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.
Legal Proceedings
We are a party to various lawsuits, claims and disputes mainly with customers arising out of the ordinary course of our business. As of December 31, 2024 and 2023, we have provided an amount of $9,426 and $8,529 to cover for probable losses, respectively.
Labor, Social Security and Tax Contingencies
As of December 31, 2024 and 2023, we have provided an amount of $1,687 and $1,154 mainly related to labor and social security contingencies, respectively.
As of December 31, 2024 and 2023, we have provided an amount of $6,638 and $11,135 mainly related to tax contingencies, respectively.
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
Matters related to PIS/COFINS Importation in Brazil
On October 10, 2023, our subsidiary in Brazil received a Penalty Notice issued by the Brazilian Federal Revenue, embodied in administrative process for the collection of alleged Federal Contributions PIS/COFINS/Importation debts on service imports related to the fiscal year 2019, for the amount of $27,445. According to the tax authority, the company failed to pay importation taxes on remittances abroad made to various legal entities. On November 2, 2023, the company filed its defense rejecting the supposed debt. The defense was complemented by specific supporting documentation to justify remittances abroad and appropriate tax treatment. On July 7, 2024, a Tax due diligence was carried out by the Administrative Judge. On August 8, 2024, a statement was filed regarding the diligence. The company is awaiting the court decision in the first instance.
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

In September 2024, we entered into the second amended and restated lodging outsourcing agreement with Expedia (the “Expedia Outsourcing Agreement”), whereby the parties agreed to terminate the then existing outsourcing agreement, entered into on July 12, 2017 (as amended and restated on November 15, 2019). The initial term of the Expedia Outsourcing Agreement is ten years, expiring on December 31, 2034, and it automatically renews annually unless otherwise terminated by either party upon thirty days’ written notice.

While the prior Expedia outsourcing agreement allowed us to source a limited percentage of our hotel bookings outside of Latin America, the Expedia Outsourcing Agreement enables us to expand our own directly sourced non-Latin America hotel and accommodation supply, and further optimize our lodging supply to pursue key growth initiatives, including its B2B, White Label, SaaS, and M&A strategies and establish new strategic partnerships.

We understand that the Expedia Outsourcing Agreement unlocks several strategic advantages for both parties, such as: (i) it enables us to further optimize our lodging supply to pursue key growth initiatives, including its B2B, White Label, SaaS, and M&A strategies and we are able to expand our own directly sourced non-Latin American hotel supply and establish
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
new strategic partnerships; (ii) it provides Expedia a guaranteed percentage of Despegar's global hotel bookings and exclusive rights to distribute certain lodging supply in Latin America; (iii) allows us to grant to Decolar Partners right to access and distribute Expedia-sourced lodging inventory. Each Decolar Partner must be contractually bound to comply with obligations that are at least equivalent to those we have under the agreement with Expedia. We remain solely responsible for our Decolar Partners, including for any liabilities or breaches arising from their activities; (iv) the Expedia Outsourcing Agreement provides for certain termination rights by Expedia and by us; (v) under the original agreement, the previously recorded perpetual $125,000 liability on Despegar’s balance sheet should now, under the new Agreement, be amortized over 10 years, subject to certain thresholds. The Agreement will be automatically renewed thereafter for successive one-year terms unless either party provides at least thirty days advance written notice of non-renewal.

Under the agreements, we maintained (i) a receivable position of $18,595 and $16,437 recognized under “Related party receivable” in our consolidated balance sheets as of December 31, 2024 and 2023, respectively, and (ii) a payable position of $101,365 and $87,748 recognized under “Related party payable” in our consolidated balance sheets as of December 31, 2024 and 2023, respectively. We generated revenue of $59,554, $40,288 and $24,220 for the years ended December 31, 2024, 2023 and 2022, respectively, representing 8%, 6% and 5% of our total consolidated revenues for the years ended December 31, 2024, 2023 and 2022, respectively.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
24.    Fair value measurements
Items measured at fair value on a recurring basis
Financial assets and liabilities carried at fair value at December 31, 2024 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$35,620	$—	$—	$35,620
Time deposits	105,486	—	—	105,486
Other assets
Foreign currency forwards	—	71	—	71
Total assets at fair value	$141,106	$71	$—	$141,177
Liabilities
Other liabilities
Purchase price payable	—	—	(1,385)	(1,385)
Foreign currency forwards	—	(893)	—	(893)
Total liabilities at fair value	$—	$(893)	$(1,385)	$(2,278)
Financial assets and liabilities carried at fair value at December 31, 2023 are classified in the categories described in the table below:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$37,276	$—	$—	$37,276
Time deposits	57,466	—	—	57,466
Other assets
Foreign currency forwards	—	1,380	—	1,380
Total assets at fair value	$94,742	$1,380	$—	$96,122
Liabilities
Other liabilities
Accrued earnout liability	$—	$—	$(2,409)	$(2,409)
Purchase price payable	—	—	(1,885)	(1,885)
Foreign currency forwards	—	(231)	—	(231)
Total liabilities at fair value	$—	$(231)	$(4,294)	$(4,525)
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
As of December 31, 2024 and 2023, our cash and cash equivalents consisted primarily of term deposits with maturities of three months or less, money market funds and bank account balances.
Items measured at fair value on a non-recurring basis

Our non-financial assets, such as goodwill, indefinite and finite-lived intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value only when an impairment charge is recognized, or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Goodwill:

As of December 31, 2024 and 2023, we performed our annual goodwill impairment test and concluded that there was no impairment of goodwill. See Note 14 for further details.

Finite-lived intangible assets:

During 2024 and 2023, we had no impairments of finite-lived intangible assets. See Note 13 for further details.
25.    Losses per share
The following table presents our basic and diluted losses per share for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Net income / (loss) for the year	$27,905	$24,490	$(68,521)
Accretion of redeemable non-controlling interest	—	—	(473)
Accretion of Series A non-convertible preferred shares	(14,982)	(13,324)	(11,884)
Accrual of cumulative dividends of Series A non-convertible preferred shares	(15,229)	(15,750)	(15,375)
Accrual of dividends of Series B convertible preferred shares	(499)	(2,000)	(2,000)
Net loss for the year attributable to Despegar.com, Corp. common shareholders	$(2,805)	$(6,584)	$(98,253)
Numerator of basic and diluted losses per share	$(2,805)	$(6,584)	$(98,253)
Weighted average common shares outstanding—basic and diluted (1)	81,748	77,170	76,823
Denominator of basic and diluted losses per share	$81,748	$77,170	$76,823
Basic and diluted losses per share	$(0.03)	$(0.09)	$(1.28)
(1)For additional information related to common shares outstanding, see Note 32.

For the year ended December 31, 2024, we excluded 1,002 of outstanding restricted stock units and 386 stock options from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
For the year ended December 31, 2023, we excluded 775 of outstanding stock awards and 5,405 convertible preferred stock from the calculations of diluted earnings per share attributable to common shareholders because their effect would have been antidilutive.
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
26.    Shareholders’ (deficit) and mezzanine equity
In connection with our issuances of non-convertible redeemable Series A preferred shares and warrants to L Catterton Latin America III, L.P., and convertible redeemable Series B preferred shares to Waha LATAM Investments Limited, on September 18, 2020, we amended our Memorandum of Association and Articles of Association to establish the terms of the Series A Preferred Shares and Series B Preferred Shares. See Note 5 for a description of the terms of the Series A Preferred Shares and Series B Preferred Shares.
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
Both Series A Preferred Shares and Series B Preferred Shares are not part of our shareholders’ equity, rather they are classified as mezzanine equity due to their redemption features. See Note 5 for a description of the rights attaching to the Series A Preferred Shares and Series B Preferred Shares.
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
As of December 31, 2024 and 2023, we have no preferred stock outstanding as part of our shareholders’ equity.
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
We classified our warrants in our shareholders’ equity and are included in our consolidated balance sheets within “Additional paid-in capital”. On June 11, 2024, L Catterton has converted their warrants into Common Stock by 10,992,759 ordinary shares (no per value). December 31, 2023, no warrants were exercised.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
Treasury Stock
As of December 31, 2024 and 2023, our treasury stock was comprised of 854,561 and 6,259,966 shares of common stock amounting to $10,788 and $78,267, respectively.
Share Repurchases
We had no share repurchase program outstanding as of December 31, 2024 and 2023.
Dividends on our Common Stock
During the years ended December 31, 2024 2023 and 2022, we neither declared nor paid any dividends on our common stock.
Dividends on our Mezzanine-classified Preferred Stock
We paid dividends in cash to our Series A preferred shareholders for $15,418 on March 25, 2024 and $7,521 on September 26, 2024. We accrued $15,229 as of December 31, 2024.
We paid dividends in cash to our Series A preferred shareholders for $7,896 on March 21, 2023 and $7,854 on September 26, 2023. We accrued $15,750 as of December 31, 2023.
On March 31, 2022, we paid $15,375 in dividends to our Series A preferred shareholders. In September 2022, we did not pay dividends in cash but instead were accrued and accumulated $11,491.
On March 21, 2024 we paid $499 in dividends to our Series B preferred shareholders. During the years ended December 31, 2023 and 2022, we paid $2,000 in dividends to our Series B preferred shareholders, respectively.
Accumulated Other Comprehensive Income / (Loss)
The balance of accumulated other comprehensive income / (loss) as of December 31, 2024, 2023 and 2022 was comprised of foreign currency translation adjustments. These translation adjustments include foreign currency translation gain (losses) for the years ended December 31, 2024, 2023 and 2022 of $(22,492), $4,434 and $1,973, respectively.
27.    Financial results, net
The following table presents the components of financial results, net:

	Year ended December 31,
	2024	2023	2022
Foreign exchange losses	$(30,313)	$(24,027)	$(39,152)
(Losses) \ gains on derivative financial instruments	(2,823)	2,385	2,940
Interest income	12,734	15,289	17,980
Interest expense	(11,887)	(10,290)	(8,484)
Factoring expense	(28,199)	(32,216)	(18,463)
Bank expense	(986)	(906)	(1,370)
(Losses) \ gains on marketable securities	(27,111)	11,773	—
Others	(487)	1,359	1,090
Total financial results, net	$(89,072)	$(36,633)	$(45,459)
28.    Stock-based compensation
All stock options are fully vested since December 31, 2022. We did not grant stock options during the years ended December 31, 2024, 2023 and 2022. We generally issue restricted stock units (“RSUs”) as our primary form of stock-based
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
compensation, which consist of service-based awards and typically vest 33% after one year and others vest 25% after one year and will then vest yearly over the following 3 or 4 years, as appropriate.

The following table presents a summary of our RSU activity:

	RSUs (in number of shares)	Weighted average grant-date fair value
Balance as of January 1, 2022	1,264,703	$9.60
Granted	622,781	$11.36
Vested	(1,021,791)	$7.30
Cancelled	(195,933)	$11.22
Balance as of December 31, 2022	669,760	$10.74
Granted	892,367	$6.17
Vested	(588,531)	$7.88
Cancelled	(198,345)	$9.21
Balance as of December 31, 2023	775,251	$7.38
Granted	788,556	$8.73
Vested	(510,903)	$17.84
Cancelled	(50,666)	$7.92
Balance as of December 31, 2024	1,002,238	$7.86
The total market value of shares vested during the years ended December 31, 2024, 2023 and 2022 was $9,764, $4,634 and $5,055, respectively.
The following table presents a summary of our stock option activity:

	Options (in number of shares)	Weighted average exercise price
Balance as of January 1, 2022	627,756	$14.00
Exercised	(48,172)	$6.41
Forfeited / Cancelled	(88,527)	$11.28
Balance as of December 31, 2022	491,057	$9.66
Exercised	(3,827)	$6.03
Forfeited / Cancelled	(77,758)	$9.65
Balance as of December 31, 2023	409,472	$9.73
Exercised	(14,414)	$9.02
Forfeited / Cancelled	(8,878)	$17.18
Balance as of December 31, 2024	386,180	$9.79
Fully vested as of December 31, 2024	386,180	$9.79
As of December 31, 2024, the closing stock price of $19.25 was higher than the minimum exercise price of the stock option plans and therefore, there is intrinsic value of $3,663 at December 31, 2024. The total aggregate intrinsic value of stock options exercised was $85 for the year ended December 31, 2024.
As of December 31, 2023, the closing stock price of $9.46 was higher than the minimum exercise price of the stock option plans and therefore, there is intrinsic value of $601 at December 31, 2023. The total aggregate intrinsic value of stock options exercised was $12 for the year ended December 31, 2023.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
During the years ended December 31, 2024, 2023 and 2022, we recognized total stock-based compensation expense of $9,901, $3,454 and $7,292, respectively, mainly within “General and administrative” expenses in our consolidated statements of operations. Cash received from stock-based award exercises for the years ended December 31, 2024, 2023 and 2022 was $126, $4 and $340, respectively.
As of December 31, 2024, 2023, and 2022 we had 1,388,418,1,184,723 and 1,160,817 shares of common stock assigned for stock-based awards, respectively. We issue new shares to satisfy the exercise or release of stock-based awards.
29.    Leases
We have operating leases for office space, customer centers and a fleet of dedicated vans. Our leases have remaining lease terms of 1 to 16 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.
As of December 31, 2024, our weighted-average discount rate and weighted-average remaining lease term were approximately 11% and 7 years, respectively. As of December 31, 2023, our weighted-average discount rate and weighted-average remaining lease term were approximately 9% and 8 years, respectively.
We had no finance leases as of any of the years presented. We had not entered into leases that had not yet commenced as of any of the years presented.
Supplemental cash flow information related to leases were as follows:

	Year ended December 31
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	$7,042	$6,068
As of December 31, 2024, the operating lease liabilities will mature over the following periods:

As of December 31, 2024
2025	$5,467
2026	4,239
2027	3,414
2028	2,466
2029	1,260
2030 and thereafter	4,933
Total remaining lease payments	$21,779
Less: Imputed interest	(5,512)
Total operating lease liabilities:	$16,267
Current operating lease liability	5,205
Non-current operating lease liability	$11,062
Operating lease costs were $9,991, $9,375 and $8,899 for the years ended December 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
30.    Valuation and qualifying accounts
The following table presents the changes in our valuation and qualifying accounts:

	Balance, beginning of year	Charges to earnings	Charges to other accounts(1)		Deductions	Balance, end of year
2022
Allowance for credit expected losses – Accounts Receivable(2)	$10,911	$8,233	$269		$(8,884)	$10,529
Allowance for credit expected losses financial – Loans Receivable(3)	$2,064	$13,972	$(132)		$(3,493)	$12,411
Allowance for cancellations	$19,216	$5,598	$70		$(16,707)	$8,177
Other reserves(4)	$2,272	$10,187	$112		$(9,779)	$2,792
2023
Allowance for credit expected losses – Accounts Receivable(2)	$10,529	$4,350	$767	$	$(8,837)	$6,809
Allowance for credit expected losses financial – Loans Receivable(3)	$12,411	$13,692	$1,108	$	$(13,628)	$13,583
Allowance for cancellations	$8,177	$17,513	$(541)		$(16,919)	$8,230
Other reserves(4)	$2,792	$11,307	$(263)		$(9,555)	$4,281
2024
Allowance for credit expected losses – Accounts Receivable(2)	$6,809	$4,513	$(1,075)	$	$(4,639)	$5,608
Allowance for credit expected losses financial – Loans Receivable(3)	$13,583	$18,226	$(3,580)	$	$(12,877)	$15,352
Allowance for cancellations	$8,230	$22,150	$2,229	$	$(22,754)	$9,855
Other reserves(4)	$4,281	$7,553	$(351)	$	$(7,398)	$4,085
(1)Charges to other accounts primarily relate to net translation adjustments.
(2)Deductions include our credit write-off inputs as of December 31, 2024, 2023, 2022 $652, $1,963 and $0, respectively.
(3)Deductions include our credit write-off inputs as of December 31, 2024, 2023, 2022 $12,877, $13,628 and $3,218, respectively.
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

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
31.    Assets and liabilities held for sale
The following table presents our information related to the major classes of assets and liabilities that were classified as held for sale in our consolidated balance sheets as of December 31, 2023:

	Year ended December 31, 2023
	Current	Non current	Total
Cash and cash equivalents (Note 7)	$9,319	$—	$9,319
Restricted cash (Note 7)	16	—	16
Trade accounts receivable, net of credit expected loss (Note 8)	6	—	6
Other assets and prepaid expenses (Note 11)	2,238	—	2,238
Related parties receivables (Note 23)	2,567	—	2,567
Property and equipment (Note 12)	—	1,496	1,496
Intangible assets (Note 13)	—	8,238	8,238
Valuation allowance	—	(861)	(861)
Assets classified as held for sale	$14,146	$8,873	$23,019
Accounts payable and accrued expenses (Note 15)	$314	$—	$314
Travel accounts payable (Note 16)	175	—	175
Short-term debt and other financial liabilities (Note 6)	5,966	—	5,966
Other liabilities (Note 17)	1,915	—	1,915
Liabilities classified as held for sale	$8,370	$—	$8,370

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
The transfer of the disposal group was completed sale on July 31, 2024 and the Company has recognized a loss of $613 for this transaction (presented within “Other operating expenses, net” in the Consolidated Statement of Operations).

32.    Subsequent events
Argentine currency status and exchange regulations
On April 11, 2025, the Argentine government announced the removal of most foreign exchange restrictions. The measures are part of a broader economic reform and include a shift to a managed floating exchange rate regime. While some controls remain in place, the new framework is expected to improve access to the official foreign exchange market.
Payment of dividends to preferred shareholders
On March 27, 2025, we paid $7,479 of accumulated dividends to our Series A preferred shareholders.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
HBX outsourcing agreement
On January 27, 2025, we entered into a new outsourcing agreement with our partner, Hotelbeds. As a result of this agreement, we collected an advance payment on February 10, 2025.
Merger Agreement of Despegar.com to be acquired by Prosus for $19.50 per share in cash
On December 23, 2024, we entered into the Merger Agreement to be acquired by an affiliate of Prosus for $19.50 per ordinary share in an all-cash transaction. The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, at the time the Merger becomes effective (the “Effective Time”), each ordinary share, no par value, of the Company issued and outstanding immediately prior to the Effective Time, other than ordinary shares (a) held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company, (b) owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent, or (c) held by holders who (i) are entitled to demand appraisal rights under Section 179 of the BVI Business Companies Act (Revised Edition 2020), as amended (the “BVI Act”), (ii) have properly exercised and perfected their demands for appraisal of such ordinary shares in the time and manner provided in Section 179 of the BVI Act and (iii) as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the BVI Act, will be automatically cancelled and converted into the right to receive $19.50 in cash, without interest (the “Ordinary Share Consideration”). For avoidance of doubt, the ordinary shares in clauses (a), (b) and (c) will be cancelled.
In addition, at the Effective Time, each Series A Preferred Share will be converted automatically into the right to receive a cash amount equal to the product of (a) 110.0% and (b) the sum of (i) $1,000 per share and (ii) any Accrued Dividends (as defined in the Merger Agreement) per Series A Preferred Share, plus (c) without duplication, any accrued and unpaid Dividends (as defined in the Merger Agreement) to, but excluding, the Closing Date.
In addition, at the Effective Time, and in each case subject to the terms and conditions of the Merger Agreement:

(a)each outstanding and unexercised option to purchase ordinary shares granted under any Company Stock Plan (as defined in the Merger Agreement) (each, a “Company Option”), whether vested or unvested, with an exercise price per share that is less than the Ordinary Share Consideration will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Ordinary Share Consideration exceeds the applicable exercise price per Share of such Company Option and (ii) the aggregate number of shares remaining issuable upon exercise of such Company Option, less applicable taxes and authorized deductions;
(b)each Company Option, whether vested or unvested, that has an exercise price per share that is equal to or greater than the Ordinary Share Consideration will be cancelled without the payment of consideration;
(c)each outstanding restricted stock unit award in respect of shares granted under any Company Stock Plan or otherwise, including any such restricted stock unit award that is settled in shares and any such phantom restricted stock unit award that is settled in cash (each, a “Company RSU”) that is vested but not settled as of immediately prior to the Effective Time (each, a “Vested RSU”), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the Ordinary Share Consideration and (b) the aggregate number of shares subject to such Vested RSU, less applicable taxes and authorized deductions;
(d)each Company RSU that is not a Vested RSU or a Continued RSU (as defined below) (each, an “Other RSU”), will be cancelled and converted into a contingent right to receive from the Surviving Company (without interest and subject to the same vesting terms and conditions and settlement schedule as the corresponding Other RSU immediately prior to the Effective Time) an amount in cash equal to the product of (i) the Ordinary Share Consideration and (ii) the aggregate number of shares subject to such Other RSU, less applicable taxes and authorized deductions; and
(e)each outstanding Company RSU that was granted on or following the date of the Merger Agreement (each, a “Continued RSU”) will remain outstanding as a restricted stock unit in respect of shares, without par value, of the Surviving Company, on substantially the same terms and conditions as in effect immediately prior to the Effective Time, subject to certain adjustments, less applicable taxes and authorized deductions.
On January 21, 2025, a separate class meeting of the holders of the Series A Preferred Shares of the Company was held, at which the sole holder of the Series A Preferred Shares approved and voted in favor of the merger agreement under which Prosus, a leading global technology company, will acquire Despegar for $19.50 per ordinary share in an all-cash transaction.
The accompanying notes are an integral part of these consolidated financial statements.

Despegar.com, Corp.
Notes to the Consolidated Financial Statements (Continued)
(In thousands of U.S. dollars, except per share data in U.S. dollars)
On March 4, 2025 ordinary shareholders of Despegar duly approved the definitive merger agreement under which Prosus, a leading global technology company, will acquire Despegar for $19.50 per ordinary share in an all-cash transaction.

The accompanying notes are an integral part of these consolidated financial statements.